Form 20-F
period 2020-12-31
ASPEN INSURANCE HOLDINGS LTD
filed 2021-04-09
CIK 1267395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ____________________________________________________________
Form 20-F
___________________________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
Mark Cloutier
Executive Chairman and Chief Executive Officer
141 Front Street, Hamilton, HM19, Bermuda Telephone: +1 441-295-8201, Email: mark.cloutier@aspen.co
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:
Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
5.95% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares	AHL PRC	New York Stock Exchange
5.625% Perpetual Non-Cumulative Preference Shares	AHL PRD	New York Stock Exchange
Depositary Shares, each representing a 1/1000th interest in a share of 5.625% Perpetual Non-Cumulative Preference Shares	AHL PRE	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
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
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes  ☐   No  ☒

ASPEN INSURANCE HOLDINGS LIMITED
FORM 20-F

EXPLANATORY NOTE
References in this Annual Report on Form 20-F (this “report”) to the “Company,” the “Aspen Group,” “we,” “us” or “our” refer to Aspen Insurance Holdings Limited (“Aspen Holdings”) or Aspen Holdings and its consolidated subsidiaries, as the context requires. References to “Aspen Holdings” mean only Aspen Insurance Holdings Limited. Our principal operating subsidiaries are: Aspen Insurance U.K. Limited (“Aspen U.K.”), Aspen Bermuda Limited (“Aspen Bermuda”), Aspen Specialty Insurance Company (“Aspen Specialty”), Aspen American Insurance Company (“AAIC”) and Aspen Underwriting Limited (“AUL”) (as corporate member of our Lloyd’s operations, which are managed by Aspen Management Agency Limited “AMAL”), each referred to herein an “Operating Subsidiary” and collectively referred to as the “Operating Subsidiaries”). References to “Aspen Capital Markets” means business conducted by our subsidiaries that participate in alternative reinsurance markets, including Peregrine Reinsurance Ltd (“Peregrine”), Silverton Re Ltd. (“Silverton”), Aspen Cat Fund Limited (“ACF”) and related management entities, including Aspen Capital Advisors Inc. (“Aspen Advisors”) and Aspen Capital Management, Ltd (“ACM”).
References in this report to “U.S. Dollars,” “dollars,” “$” or “¢” are to the lawful currency of the United States of America, references to “British Pounds,” “pounds,” “GBP” or “£” are to the lawful currency of the United Kingdom and references to “euros” or “€” are to the lawful currency adopted by certain member states of the European Union (the “E.U.”), unless the context otherwise requires.
On February 15, 2019, the Company completed its merger with Highlands Merger Sub, Ltd. (“Merger Sub”), a wholly owned subsidiary of Highlands Bermuda Holdco, Ltd. (formerly known as Highlands Holdings, Ltd.) (“Parent”). Merger Sub merged with and into the Company (the “Merger”), with the Company continuing as the surviving company and as a wholly owned subsidiary of Parent. Parent, a Bermuda exempted company, is an affiliate of certain investment funds managed by affiliates of Apollo Global Management, Inc., a leading global investment manager (collectively with its subsidiaries, “Apollo”).
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

	Twelve Months Ended December 31,
	2020	2019	2018	2017	2016
	($ in millions, except per share amounts and percentages)
Summary Income Statement Data
Gross written premiums	$3,703.6	$3,442.4	$3,446.9	$3,360.9	$3,147.0
Net premiums written	2,582.9	2,427.9	2,082.0	2,212.5	2,593.7
Net premiums earned	2,532.6	2,293.3	2,214.7	2,306.6	2,637.3
Loss and loss adjustment expenses	(1,840.8)	(1,679.7)	(1,573.0)	(1,994.7)	(1,576.1)
Amortization of deferred policy acquisition costs, general, administrative and corporate expenses	(876.6)	(934.3)	(863.3)	(902.7)	(1,019.0)
Net investment income	154.6	197.3	198.2	189.0	187.1
(Loss) income from operations before income tax	(31.5)	(218.8)	(156.0)	(281.8)	209.5
Net (loss) income after income tax	(40.1)	(241.7)	(145.8)	(266.4)	203.4
Basic weighted average shares outstanding (millions)	60.9	60.9	59.7	59.8	60.5
Summary Balance Sheet Data
Total cash and investments (1,3)	$7,502.6	$7,801.9	$7,823.1	$8,687.8	$9,174.1
Premiums receivable (2)	1,377.8	1,403.4	1,551.1	1,596.3	1,472.5
Total assets	13,185.4	12,580.5	12,532.9	12,906.4	12,090.1
Loss and loss adjustment expense reserves	7,165.3	6,951.8	7,074.2	6,749.5	5,319.9
Reserves for gross unearned premiums	1,817.4	1,737.7	1,709.1	1,820.8	1,618.6
Loan notes issued by variable interest entities, at fair value (4)	—	—	4.6	86.6	223.4
Long-term debt	299.9	299.8	424.7	549.5	549.3
Total shareholders’ equity (5)	2,997.6	2,725.5	2,640.4	2,912.9	3,648.3
______________
(1)    Total cash and investments include cash, cash equivalents, fixed income securities, equities, bank loans, other investments, short-term investments and catastrophe bonds.
(2)    Premiums receivable including funds withheld.
(3)    Including cash within consolidated variable interest entities of $69.9 million as at December 31, 2020 (2019— $69.1 million; 2018 — $26.9 million; 2017 — $166.6 million; 2016 — $291.3 million).
(4)    All of the loan notes issued by our consolidated variable interest entities, at fair value, were classified as current liabilities due and payable in less than one year. For more information, refer to Item 18, Note 5, “Variable Interest Entities.”
(5)     As at the year ended December 31, 2019, reinsurance premiums payables and retained earnings were restated by $15.6 million from January 1, 2017 onwards to account for additional ceded premiums on excess of loss ceded reinsurance contracts.

On February 15, 2019, Parent acquired all of the Company’s ordinary shares. As a result, all of the Company’s previously publicly traded ordinary shares were automatically canceled and ceased trading on the NYSE. Accordingly, per share data is no longer required to be presented by the Company. Refer to Item 18, Note 1, “History, Organization and Business Combination” for additional details of the Merger.
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

Risks Relating to Recent Developments

The coronavirus pandemic and the responses thereto have already adversely affected our business and operations, and the ultimate effects thereof on our business, our operations and our financial condition and results of operations remain highly uncertain and impossible to predict.
The global spread of COVID-19, and the governmental and regulatory actions taken to mitigate their effects, have led to significant and ongoing economic and societal disruption, including significant market volatility. The level of COVID-19 infections continues to rise in certain countries and the threat of new outbreaks and new strains of the virus still looms. Many of the direct and indirect effects resulting from such outbreaks are still active or developing and, as such, it is not possible at this time to provide a definitive estimate of potential insurance, reinsurance or investment exposures or any other direct or indirect effects the COVID-19 crisis may have on our results of operations, financial condition or liquidity.

We were adversely affected by the COVID-19 crisis during the 2020 financial year. Refer to the disclosure under the heading “Operating and Financial Review and Prospects” in Item 5 of this report for more information. The full extent of our losses from the COVID-19 pandemic will ultimately depend on its severity and duration and such losses could have a material adverse effect on our results of operations, financial condition or liquidity. We have identified exposures arising from our underwriting of insurance policies in our accident & health line, which we started to wind down in March 2020, as well as our ongoing property, marine & energy and casualty lines. In our reinsurance business we have identified exposures arising from our contingency (event cancellation), property and casualty lines. These exposures and potential exposures include direct claims relating to COVID-19 (e.g. losses for medical care related to COVID-19 or event cancellation losses) and indirect exposures arising from the emerging financial distress the COVID-19 crisis is causing. We note that other lines may be affected as the pandemic and associated economic downturn develop and as new information is discovered.

Our exposures are controlled and limited by our insurance and reinsurance contracts, which include specific terms and conditions defining if and how our policies respond to losses arising from the COVID-19 pandemic. However, legislative, regulatory or judicial actions (e.g. the UK Financial Conduct Authority test case on business interruption insurance and subsequent legal actions, including appeals) and social influences which may seek to extend coverage or payment terms beyond intended contractual obligations or result in an increase in the frequency or severity of claims beyond expected levels. There are ongoing lawsuits and other legal actions challenging the promptness of coverage determinations or the coverage determinations themselves on claims under applicable insurance or reinsurance policies, including, among others, business interruption claims, which could result in increased claims, litigation and related expenses. It is not possible to predict when or how litigation related to the COVID-19 crisis and coverage disputes will be finally resolved, which further impairs our ability to estimate potential insurance or reinsurance exposure.

A number of State legislatures in the United States are considering legislation to retroactively change existing primary insurance coverage for business interruption and loss of use to cover coronavirus related losses, and other jurisdictions may do the same. Many States have, to date, either mandated insurers provide grace periods for the payment of premiums or requested insurers provide such grace periods in the event an insured requests a payment deferral, which could, if prolonged, adversely affect cash flows. Some States have issued regulatory guidance encouraging premium relief or a return of premiums to cedants and clients. If any such guidance were to become mandatory, this could have a material adverse effect on our results of operations and cash flows. In addition, a number of proposals have been introduced or proposed to alter the financing of pandemic-related risk in several of the markets in which we operate.

Certain of our policyholders and intermediaries may not pay premiums owed to us due to insolvency or other reasons. Insolvency, liquidity problems, distressed financial condition due to the impact of the COVID-19 pandemic or the general effects of economic recession may increase the risk that policyholders or intermediaries, such as insurance brokers, may not pay a part of or the full amount of premiums owed to us, despite an obligation to do so. The terms of our contracts, or actions by our regulators, may not permit us to cancel our insurance even though we have not received payment. We may further decide (or be obliged by regulation) to refund premiums already paid where it is judged that the COVID-19 pandemic has reduced the customer need for insurance. If refunds or non-payments become widespread, whether as a result of insolvency, lack of liquidity, adverse economic conditions, operational failure or otherwise, it could have a material adverse impact on our revenues and results of operations.

We set our reserves based on our best interpretation of the current legal position in applicable jurisdictions, but these legislative, regulatory, judicial actions and social influences make it difficult to predict the total amount of losses we could incur as a result of the pandemic.

In addition, financial market volatility could adversely affect our investment results or access to the capital markets. While our investment portfolio comprises primarily government and other fixed income securities, and we are not significantly exposed to equity markets, our corporate bond portfolio could be subject to default risk in the event of extended disruption to trade, and our strategic asset allocation includes middle market loans (“MML”), commercial mortgage loans (“CML”) and other mortgage loan arrangements that may be adversely affected by the COVID-19 crisis.

We also face operational risks as a result of the COVID-19 crisis. We have transitioned to a work from home model for most employees and, as a result, there is a risk that business operations will be disrupted due to, cybersecurity attacks or data security incidents, higher than anticipated web traffic and call volumes as well as lack of sufficient broadband internet connectivity for employees and third parties working from home, among other things. In addition, illnesses suffered by key employees could prevent or delay the performance of critical business and financial reporting functions; widespread illnesses suffered by our employees may render us unable to perform normal business functions and operate our business on a day-to-day basis.

We rely on vendors, including some located overseas, for a number of services. As the COVID-19 crisis has had a global impact, our vendors could also experience disruptions to their operations and while we have contingency plans for some level of disruption, there can be no assurance that issues with the business operations of our vendors would not have a material effect on our own operations.

Further, we cannot predict at this time how the COVID-19 crisis will impact demand for our insurance and reinsurance products in the future. While we expect demand for (re)insurance may, as a result of the COVID-19 crisis, increase in some lines of business, and decrease in others, the future impact of the COVID-19 crisis on our industry and our business will depend on a range of factors, including the duration of mitigation efforts and the availability of vaccines and/or other alternative treatment solutions, the severity of the impact of mitigation efforts on businesses and business activity, the scope and efficacy of governmental stimulus and other relief efforts, the extent to which legislative or regulatory efforts or court cases succeed in shifting some of the burden of the pandemic to insurers (particularly for business interruption) on a retroactive basis, and the severity and duration of, and the speed of recovery from, recessionary impacts. Our disclosures should be read in the context of the evolving COVID-19 crisis and the related uncertainties, whether or not specific reference is made thereto.

In addition, the COVID-19 pandemic may have the effect of triggering or intensifying many of the risks described elsewhere under this Item 3D. Risk Factors.

Risks Related to Our Business
(Re)insurance Risks
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
Our credit and political risk line of business also provides non-payment coverage on specific loan obligations. We insure sovereign non-payment and corporate non-payment as a result of commercial as well as political risk events. The vast majority of the corporate non-payment credit insurance provided is for single-named illiquid risks, primarily in the form of senior bank loans that can be individually analyzed and underwritten. We also avoid terms in our credit insurance contracts which introduce liquidity risk, most notably, in the form of a collateralization requirement upon a ratings downgrade. We also attempt to manage our exposure, by among other things, setting credit limits by country, region, industry and individual counterparty and regularly reviewing our aggregate exposures. However, due to globalization, political instability in one region can spread to other regions. Geopolitical uncertainty regarding a variety of domestic and international matters, such as the U.S. political and regulatory environment, the potential for default by one or more European sovereign debt issuers and the exit of the United Kingdom from the E.U. single market and customs union (“Brexit”) could have a material adverse effect on our results of operations or financial condition.
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
One emerging risk currently facing the property and casualty industry is the opioid crisis in the United States. Numerous lawsuits have been filed on behalf of states, counties and municipalities alleging a variety of claims and seeking compensatory and other damages caused by the opioid crisis. In general, defendants named in these lawsuits have been major pharmaceutical companies, wholesale distributors, retail pharmacies and doctors. Since these lawsuits are in early stages, and taking into consideration higher verdicts and settlements that have been emerging, particularly against corporate defendants in respect of casualty claims (known as “social inflation”) in the United States, we are unable to predict the outcome of these lawsuits or their potential impact to our financial results.

In addition, the  effect of the COVID-19 outbreak on the property and casualty industry is not yet known. See “Risks relating to Recent Developments — The coronavirus pandemic and the response thereto have already adversely affected our business and operations, and the ultimate effects thereof on our business, our operations and our financial condition and results of operations remain highly uncertain and impossible to predict.”
The (re)insurance business is historically cyclical and we expect to experience periods with excess underwriting capacity and unfavorable premium rates and policy terms and conditions.
The insurance and reinsurance industry has historically been cyclical. It is characterized by periods of intense competition on price and policy terms and conditions due to excessive underwriting capacity (a “soft” market) and periods when shortages of capacity permit favorable premium levels (a “hard” market). An increase in premium rates is often offset by an increasing supply of insurance and reinsurance capacity, via capital provided by new entrants, new capital market instruments and structures and/or the commitment of additional capital by existing insurers and reinsurers, which may cause prices to decrease. Any of these factors could lead to a significant reduction in premium rates, less favorable policy terms and conditions and fewer submissions for our underwriting services. In addition, changes in the frequency and severity of losses suffered by insureds and insurers may also significantly affect the cycles of the (re)insurance business as could changes in economic, legal, political and social factors. If we fail to manage the cyclical nature of the (re)insurance business, our operating results and financial condition could be materially adversely affected.
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
There are inherent limitations in all of these actions and it is possible that an event or series of events could result in loss levels that could have an adverse effect on our financial condition and results of operations. It is also possible that our controls and monitoring efforts may be ineffective, permitting one or more underwriters to exceed their underwriting authority and cause us to (re)insure risks outside the agreed upon guidelines or that losses could manifest themselves in ways that we do not anticipate and that our risk mitigation strategies are not designed to address. Additionally, various provisions in our policies, such as limitations or exclusions from coverage or choice of forum negotiated to limit our risk may not be enforceable in the manner we intend. As a result, one or more natural catastrophes and/or terrorism or other events could result in claims that substantially exceed our expectations, which could have a material adverse effect on our financial condition or operating results.

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
Our operating results and financial condition depend on our ability to accurately assess the potential losses associated with the risks that we (re)insure. While we believe that our loss reserves as of December 31, 2020 are adequate, establishing an appropriate level of loss reserves is an inherently uncertain process and requires a considerable amount of judgment. There are many factors that would cause our reserves to increase or decrease, which include, but are not limited to, changes in claim severity, changes in the expected level of reported claims, judicial action changing the scope and/or liability of coverage, changes in the legislative, regulatory, social and economic environment and unexpected changes in loss inflation. In addition, changes in the level of inflation also result in an increased level of uncertainty in our estimation of loss reserves, particularly for those lines of business that are considered “long-tail,” such as casualty, as they require a relatively long period of time to finalize and settle claims for a given accident year. To the extent actual claims exceed our expectations, we will be required to recognize the less favorable experience immediately which could cause a material increase in our provisions for liabilities and a reduction in our profitability, including operating losses and reduction of capital.
We cannot estimate losses from widespread catastrophic events, such as hurricanes and earthquakes, using traditional actuarial methods. The magnitude and complexity of losses associated with certain of these events inherently increase the level of uncertainty and, therefore, the level of management judgment involved in arriving at loss reserve estimates. Similarly, our estimate of ultimate losses related to the COVID-19 pandemic is subject to significant uncertainty. This uncertainty is driven by the inherent difficulty in making assumptions around the impact of the COVID-19 pandemic due to the lack of comparable events, the ongoing nature of the event, and its far-reaching impacts to world-wide economies and the health of the global population. As a result, actual losses for these events may ultimately differ materially from current estimates.
While we believe that our earliest accident years are capable of providing us with meaningful actuarial indications, estimates and judgments for new (re)insurance lines of business are more difficult to make than those made for more mature lines of business because we have more limited historical information through December 31, 2020. A significant portion of our current loss reserves is in respect of incurred but not reported (“IBNR”) reserves. This IBNR reserve is based almost entirely on estimates involving actuarial and statistical projections of our expectations of the ultimate settlement and administration costs. In addition to limited historical information for certain lines of business, we utilize actuarial models as well as historical insurance industry loss development patterns to establish loss reserves. Accordingly, actual claims and claim expenses paid may deviate, perhaps substantially, from our reserve estimates, which could materially adversely affect our financial results.
Only reserves applicable to losses incurred up to the reporting date may be set aside in our financial statements, with no allowance for future losses. Our estimates of reserves for losses and loss expenses also include assumptions about future payments for settlement of claims and claims-handling expenses, such as medical treatment and litigation costs. We write casualty business in the United States, the United Kingdom, Australia and certain other territories where claims inflation has in many years run at higher rates than general inflation. To the extent economic or social inflation causes these costs to increase above reserves established for these claims, we will be required to increase our loss reserves with a corresponding reduction in our net income in the period in which the deficiency is identified, which could materially adversely affect our financial results.

Market and Liquidity Risks
Our investments are subject to interest rate, credit, and real estate related risks, which may adversely affect our net income and may adversely affect the adequacy of our capital.
We invest the net premiums we receive unless, or until such time as, we pay out losses and/or until they are made available for distribution to ordinary and preferred shareholders, to pay interest on or redemption of debt and preferred shares, or otherwise used for general corporate purposes. Investment results comprise a substantial portion of our income. We, accordingly, are exposed to significant financial and capital market risks, including changes in interest rates, credit spreads, and real estate prices, foreign exchange rates, market volatility, the performance of the economy in general, and other factors outside our control.
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
The FCA has announced its desire to phase out the use of LIBOR by the end of 2021, which may affect investments and borrowings. When LIBOR ceases to exist, we may need to renegotiate the terms of certain of our investments or our credit facilities which utilize LIBOR as a factor in determining the interest rate, including possibly to replace LIBOR with the new standard that is established. The U.S. Federal Reserve has also begun publishing a Secured Overnight Funding Rate which is intended to replace U.S. dollar LIBOR. Plans for alternative reference rates for other currencies have also been announced. It is not possible to predict how investment and credit markets will respond to these new rates, and the effect that any changes in LIBOR or the discontinuation of LIBOR might have on new or existing financial instruments, including the effectiveness or ineffectiveness of hedges, however, such changes may adversely impact the value of our investments and our cost of such forms of capital.
On November 18, 2020, Intercontinental Exchange, Inc. (ICE), owner of ICE Benchmark Administration Limited (IBA), published an announcement that IBA will consult on its intention to cease the publication of all GBP, EUR, CHF, and JPY LIBOR settings. On November 30, 2020, ICE published a similar announcement with respect to USD LIBOR. In particular, ICE announced that IBA will consult on its intention to cease the publication of the one-week and two-month USD LIBOR settings immediately following the LIBOR publication on December 31, 2021 and to cease the remaining USD LIBOR settings immediately following the LIBOR publication on June 30, 2023.
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

Our investments in private, secured CMLs and private, secured MMLs are subject to credit risk, market risk, servicing risk, loss from catastrophic events and other risks, which could diminish the value that we obtain from such investments.
As of December 31, 2020, a small portion of our total invested assets were invested in private, secured CMLs and in private, secured MMLs. Defaults by borrowers in the payment or performance of their obligations underlying these assets could reduce our investment income and realized investment gains or result in the recognition of investment losses. For example, the value of our real estate-related assets depends in part on the financial condition of the borrowers, the value of the real properties underlying the mortgages and, for commercial properties, the financial condition of the tenants of the properties underlying those mortgages, as well as general and specific economic trends affecting the overall default rate. An unexpectedly high rate of default on commercial mortgages and/or middle market loans may limit substantially the ability of the issuer of such securities to make payments to the loan holders, reducing the value of those securities.
The CML and MML portfolios that we hold, face both default and delinquency risk. An increase in the delinquency or default rate of our CML/MML portfolios or geographic or sector concentration within our CML/MML portfolios could materially and adversely impact our financial condition and results of operations. Any failure to manage these risks effectively could materially and adversely affect our financial condition and results of operations. In general, any significant weakness in the broader macro economy or significant problems in a particular real estate market or corporate market may cause a decline in the value of the real estate market and corporate assets securing the loans in that market, thereby increasing the risk of delinquency, default and foreclosure. This could, in turn, have a material adverse effect on our credit loss experience.
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
We also invest in CLOs and control over the CLOs in which we invest is exercised through collateral managers, who may take actions that could adversely affect our interests, and we may not have the right to direct collateral management. There may also be less information available to us regarding the underlying debt instruments held by CLOs than if we had invested directly in the debt of the underlying companies. Our investments in CLOs are also subject to liquidity risk as there is a less liquid market for CLOs. Accordingly, we may suffer unrealized depreciation and could incur realized losses in connection with the sale of our CLO investments.
Volatility and uncertainty in general economic conditions and in financial and mortgage markets could adversely impact our business prospects, operating results, financial position and liquidity.
In recent years, and in recent months due to the COVID-19 outbreak, global financial markets have been characterized by volatility and uncertainty. Unfavorable economic conditions could increase our funding costs, limit our access to the capital markets or make credit harder to obtain. Uncertainties in the financial and mortgage markets may also affect our counterparties which could adversely affect their ability to meet their obligations to us.
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
We perform a detailed analysis each reporting period end to assess declines in the fair values of available for sale debt securities in accordance with applicable accounting guidance regarding the recognition and presentation of current expected losses. The process of determining an allowance for available for sale securities requires judgment and involves analyzing many factors. For additional information regarding this process, and the changes to the applicable accounting policies, refer to Item 18, Note 2(c) of our consolidated financial statements, “Basis of Preparation and Significant Accounting Policies —Accounting for Investments, Cash and Cash Equivalents.”, and Item 18, Note 2(c) of our consolidated financial statements, “Basis of Preparation and Significant Accounting Policies —Accounting Pronouncements.” Assessing the accuracy of the allowances reflected, in our financial statements is inherently uncertain given the subjective nature of the process. Furthermore, additional impairments may need to be taken or allowances provided in the future with respect to events that may impact specific investments. While our current allowance is not material, the current allowance may not be indicative of future impairments or allowances. Thus, future material impairments themselves or any error in accurately accounting for them may have a material adverse effect on our financial condition or results of operations.
Our financial condition or operating results may be adversely affected by currency fluctuations that we may not be effective at mitigating.
Our reporting currency is the U.S. dollar, however, a significant portion of our operations is conducted outside the United States in a variety of foreign (non-U.S.) currencies. Accordingly, we are subject to legal, economic and market risks associated with devaluations and fluctuations in currency exchange rates. Our assets and liabilities denominated in foreign currencies are therefore exposed to changes in currency exchange rates, which may be material. The principal currencies creating foreign exchange risk are the British Pounds, the Euro, the Swiss Franc, the Australian Dollar, the Canadian Dollar and the Singapore Dollar. At December 31, 2020, approximately 14.7% of gross written premiums were denominated in non-U.S. currencies. We employ various strategies, including the use of foreign exchange forward contracts and other derivative financial instruments, to manage our exposure to foreign currency exchange risk. To the extent that these exposures are not fully offset or hedged, or the hedges are ineffective at mitigating adverse effects, our financial results and condition may be negatively impacted by fluctuations in foreign currency exchange rates. Sovereign debt concerns in Europe and related financial restructuring efforts, which may cause the value of the Euro to deteriorate, and Brexit, which caused significant volatility in currency exchange rates, especially between the U.S. dollar and the British pound, may magnify these risks.
Credit Risks
Our operating results may be adversely affected by the failure of policyholders, brokers or other intermediaries or reinsurers to honor their payment obligations.
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
During periods of economic uncertainty, such as the current environment, our consolidated credit risk to these parties may materially increase.
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
Insurance and reinsurance markets are highly competitive. We compete on an international and regional basis with major U.S., Bermuda, European and other international (re)insurers and underwriting syndicates, including Lloyd's, some of which have greater financial, marketing and management resources than we do. We also compete with new companies that continue to be formed to enter the (re)insurance markets. In addition, capital market participants have created alternative products that are intended to compete with reinsurance products. Until recently, new and alternative capital inflows in the (re)insurance market and the retention by cedants of more business had caused an excess supply of (re)insurance capital, and may again in the future. We have sought to address this risk by developing our own capital markets capability but there is no guarantee it will succeed.
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

Our Operating Subsidiaries are rated and our Lloyd’s business benefits from a rating by one or more of A.M. Best and S&P and a decline in any of these ratings could adversely affect our standing among brokers and customers and cause our premiums and earnings to decrease.
Ratings have become an increasingly important factor in establishing the competitive position of insurance and reinsurance companies. Rating agencies represent independent opinions of the financial strength of insurers and reinsurers and their ability to meet policyholder obligations. The ratings of our Operating Subsidiaries are subject to periodic review by, and may be placed on credit watch, revised downward or revoked at the sole discretion of, A.M. Best or S&P. Refer to Item 4, “Business Overview - Ratings.” These ratings are intended to measure a company’s ability to repay its obligations and are based upon criteria established by the rating agencies. Ratings may be solicited or unsolicited.
The rating agencies with whom we maintain an interactive rating relationship for the purposes of the solicited ratings, currently A.M. Best and S&P, continuously evaluate us to confirm that we continue to meet the criteria of the rating assigned to us. Our ratings may be revised downward or revoked at the sole discretion of the rating agencies. The financial strength ratings assigned by rating agencies to insurance or reinsurance companies are based upon factors relevant to cedants, which include factors not entirely within our control, including factors impacting the financial services, insurance and reinsurance industries generally. Financial strength ratings by rating agencies are not ratings of securities or recommendations to buy, hold or sell any security.
If our Operating Subsidiaries’ or if Lloyd’s ratings are reduced from their current levels by either A.M. Best or S&P, our competitive position in the (re)insurance industry might suffer and it may be more difficult for us to market our products, expand our (re)insurance portfolio and renew our existing (re)insurance policies and agreements. A rating downgrade may also require us to establish trusts or post letters of credit for ceding company clients and could trigger provisions allowing some clients to terminate their (re)insurance contracts with us. Some contracts also provide for the return of premium to the ceding client in the event of a rating downgrade. It is increasingly common for our reinsurance contracts to contain such terms. Whether a cedant would exercise any of these rights could depend on various factors, such as the reason for and the extent of such downgrade, the prevailing market conditions and the pricing and availability of replacement reinsurance coverage. A downgrade could result in a substantial loss of business as ceding companies and brokers that place such business move to other reinsurers with higher ratings and therefore such downgrade may materially and adversely impact our business, operating results, liquidity and financial flexibility.
In addition, a downgrade of the financial strength rating of Aspen U.K., Aspen Bermuda, AAIC or Aspen Specialty by A.M. Best below “B++” would constitute an event of default under our revolving credit facility. Additionally, the cost and availability of unsecured financing are generally dependent on the borrower’s long-term and short-term debt ratings. A lower rating may lead to higher borrowing costs, thereby adversely impacting our liquidity and financial flexibility and by extension our business, financial condition and results of operations.

We have experienced a ratings downgrade and there can be no assurance that we and our subsidiaries will not experience any further downgrades, which may result in an adverse effect on our business, financial condition and operating results.
As noted above, ratings with respect to claims paying ability and financial strength have become increasingly important factors in establishing the competitive position of insurance and reinsurance companies and will also impact the cost and availability of capital to an insurance company. Our existing ratings by A.M. Best and S&P represent an important consideration in maintaining customer confidence in us and in our ability to market insurance products. Rating organizations regularly analyze the financial performance and condition of insurers.
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
In addition, as a result of their rating of Highlands Holdings Bond Issuer, Ltd. and Highlands Holdings Bond Co-Issuer, Inc. (the “Issuers”) and the $500 million aggregate principal amount of their 7.625% / 8.375% Senior Secured PIK Toggle Notes due 2025 (the “Notes”), S&P will, going forward, take into consideration the Issuers in their view of the wider Aspen Group when evaluating the adequacy of our capital reserves for purposes of determining financial strength and issuer credit ratings accorded to our Operating Subsidiaries. In addition, S&P expects us to maintain capital adequacy above the “AAA”

level to maintain our “A-” rating. Should we experience weaker than-expected underwriting performance, should our capital adequacy position decline and remain below the “AAA” level for a prolonged period, should our financial leverage materially increase or liquidity materially decrease, among other factors, we may be required to maintain a greater amount of capital in order to maintain our existing ratings or become subject to a ratings downgrade. Our capital adequacy was above the “AAA” level as at December 31, 2020 and is above the “AAA” level as of the date of this filing.
Both A.M. Best and S&P are widely recognized insurance company rating agencies and some policyholders are required to obtain insurance coverage from insurance companies that have an “A-” (Strong) rating or higher. Because A.M. Best and S&P continually monitor companies with regard to their ratings, our ratings could change at any time. Any downgrade in our ratings may impair our ability to sell insurance policies and could materially and adversely affect our competitive position in the insurance industry, future financial condition and operating results.
Any future acquisitions, growth of our operations through the addition of new lines of (re)insurance business, expansion into new geographic regions and/or joint ventures or partnerships may expose us to risks.

As part of our long-term strategy, we have pursued, and may continue to pursue, growth through acquisitions and/or strategic investments in new businesses or entering into strategic ventures with third parties. The negotiation of these transactions as well as the integration of an acquired business or new personnel could result in a substantial diversion of management resources. Successful integration depends, among other things, on our ability to effectively integrate acquired businesses or new personnel into our existing risk management and financial and operational reporting systems, establish satisfactory budgetary and other financial controls, manage any regulatory issues created by our entry into new markets and geographic locations, retain key personnel and obtain personnel required for expanded operations. The failure to integrate successfully or to manage the challenges presented by the integration process may have an adverse effect on our business, financial condition or results of operations.

There can be no assurance that the integration of acquired businesses or new personnel will be successful, that we will realize anticipated synergies, cost savings and operational efficiencies, or that the business acquired will prove to be profitable or sustainable. The failure to integrate acquired businesses successfully or to manage the challenges presented by the integration process may adversely impact our financial results. Acquisitions could involve numerous additional risks such as potential losses from unanticipated litigation or levels of claims and inability to generate sufficient revenue to offset acquisition costs. In addition, the value of assets acquired may be lower than expected or may diminish due to credit defaults or changes in interest rates or the liabilities assumed may be greater than expected. Our ability to grow through acquisitions will depend, in part, on our success in addressing these risks. Our failure to manage successfully any of the foregoing challenges and risks may adversely impact our results of operations.
We depend on a few brokers for a large portion of our insurance and reinsurance revenues and the loss of business provided by any one of those brokers could adversely affect us.
We market our (re)insurance worldwide primarily through (re)insurance brokers and derive a significant portion of our business from a limited number of brokers. Refer to Item 4, “Business Overview - Business Distribution” below for our principal brokers by segment. Our relationships with our brokers and agents are based on the quality of our underwriting and claim services, as well as our financial strength ratings. Any deterioration in these factors could result in the brokers advising our clients to place their business with other (re)insurers. In addition, these brokers and agents also have, or may in the future acquire, ownership interests in insurance and reinsurance companies that may compete with us and these brokers may favor their own (re)insurers over other companies. Loss of all or a substantial portion of the business provided by one or more of these brokers could have a material adverse impact on our business and results of operations.
In addition, there has been a trend of increased consolidation of agents and brokers and of agents and brokers reducing the numbers of insurers with which they do business to gain efficiency for their placement efforts. As we distribute most of our products through agents and brokers, consolidation could impact our ability to access business and our relationships with, and fees paid to, agents and brokers. In the Lloyds’s market, independent London wholesalers continue to be acquired by larger global brokers, which may result in enhanced market power for these larger brokers in placing (re)insurance. Consolidation of distributors may also increase the likelihood that distributors will try to renegotiate the terms of existing selling agreements to terms less favorable to us. As brokers merge with or acquire each other, any resulting failure or inability of brokers to market our products successfully, or the loss of a substantial portion of the business sourced by one or more of our key brokers, could have a material adverse effect on our business and results of operations.

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
In addition, our third-party investors may decide not to renew their interests in the entities we manage, which could materially impact the financial condition of such entities. Certain of our third-party capital investors provide significant capital investment in respect of the entities we manage. The loss or alteration of this capital support could be detrimental to our financial condition and results of operations. Moreover, we can provide no assurance that we may be able to attract and raise additional third-party capital for our existing managed entities or for potential new managed entities and therefore we may forego existing and/or potential attractive fee income and other income-generating opportunities.
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

We have incurred indebtedness and may incur additional indebtedness in the future. Additionally, we have entered into credit facilities with various institutions which provide revolving lines of credit to us and our Operating Subsidiaries and issue letters of credit to our clients in the ordinary course of business. We have also entered into ISDA agreements relating to derivative transactions. Refer to Item 18, Note 8 of our consolidated financial statements, “Derivative Contracts” for information on the interest rate swaps we executed in January 2019. During 2020, we unwound the remaining $1,800.0 million of our interest rate swaps. We may replace these swaps in the future as we remain vigilant to interest rate developments that arise from the COVID-19 induced economic crisis and consider defensively positioning the portfolio if warranted.

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
Certain of the laws and regulations to which our Operating Subsidiaries are subject are summarized in Item 4, “Business Overview - Regulatory Matters.” Changes in the laws and regulations relevant to our business may have a material adverse effect on our business, financial condition, results of operations, liquidity, cash flows and prospects. The laws and regulations of the jurisdictions in which our insurance and reinsurance subsidiaries are domiciled require, among other things, maintenance of minimum levels of statutory capital, surplus, and liquidity; various solvency standards; and periodic examinations of subsidiaries’ financial condition. In some jurisdictions, laws and regulations also restrict payments of dividends and reductions of capital. Applicable statutes, regulations, and policies may also restrict the ability of these subsidiaries to write insurance and reinsurance policies, to make certain investments, and to distribute funds.
Some of these authorities regularly consider enhanced or new regulatory requirements intended to prevent future crises or otherwise assure the stability of institutions under their supervision. These authorities may also seek to exercise their supervisory authority in new and more robust ways, and new regulators could become authorized to oversee parts of our business. The purpose of insurance laws and regulations generally is to protect policyholders and ceding insurance companies, not our shareholders or noteholders. Failure to comply with or obtain appropriate authorizations and/or exemptions under any applicable laws and regulations could result in restrictions on our ability to do business or undertake activities that are regulated in one or more of the jurisdictions in which we conduct business and could subject us to fines, other sanctions and reputational injury. In 2020, we identified that APJ Asset Protection Jersey Limited (“APJ Jersey”), our Jersey registered insurance company subsidiary, in connection with an intra-group outsourcing arrangement with Aspen U.K. Syndicate Services Limited (“AUKSSL”) (previously APJ Services Limited), had potentially carried out the regulated activities of effecting and carrying out contracts of insurance as principal in contravention of U.K. law as it did not have the necessary licenses and/or authorizations to undertake these activities in the U.K. We have since stopped writing new business via APJ Jersey, and existing contracts that are in run-off are being handled by an outsourced provider who is authorized to do so. Our regulators and Lloyd’s have been notified and, while no formal regulatory action has been taken to date, we could nonetheless be subject to regulatory penalties or censure. We could also become liable to repay the premiums received from policies written by APJ Jersey in contravention of U.K. law and could also be exposed to claims for compensation for consequential loss suffered by policyholders as a result of having paid premiums in respect of such policies.
It is not possible to predict all future impacts of political, regulatory, governmental or industry changes but they could affect the way we conduct our business and manage our capital, and may require us to satisfy increased capital requirements or to incur additional expenses, any of which, in turn, could affect our results of operations, financial condition and liquidity.
The foreign and U.S. federal and state laws and regulations that are applicable to our operations are complex and may increase the costs of regulatory compliance or subject our business to the possibility of regulatory actions or proceedings. In addition to insurance and financial industry regulations, our activities are also subject to relevant economic and trade sanctions, money laundering regulations, and anti-corruption laws including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010, which may increase the costs of regulatory compliance, limit or restrict our ability to do business or engage in certain regulated activities, or subject us to the possibility of regulatory actions, proceedings and fines. We maintain policies and procedures designed to comply with these laws and regulations. As part of our business, we may, from time to time, engage in limited sales and transactions involving certain countries that are targets of economic sanctions, provided that such sales and transactions are authorized pursuant to applicable economic sanctions laws and regulations. However, we cannot predict the nature, scope or effect of future regulatory requirements, including changes that may affect existing regulatory authorizations, and we cannot predict the manner in which existing laws and regulations might be administered or interpreted. Further, there can be no guarantee that our policies and procedures will be effective in preventing violations, which could adversely affect our reputation, business, financial condition or results of operations. If in the future we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us. The insurance industry is also affected by political, judicial, and legal developments that may create new and expanded regulations and theories of liability. The current economic and financial climates present additional uncertainties and risks relating to increased regulation and the potential for increased involvement of the U.S. and other governments in the financial services industry.
In the event or absence of changes in applicable laws and regulations in particular jurisdictions, we may from time to time face challenges, or changes in approach to oversight of our business from insurance or other regulators, including challenges resulting from implementing new or additional processes or procedures that cannot be quickly adapted to address new regulatory requirements. Moreover, we could be, or our employees acting on our behalf, could be found to have violated existing laws, rules or regulations. Our regulators have the ability to make regulatory interventions using their powers, including through investigations, requests for data and analysis, interviews or reviews (including skilled persons reports under section 166 of FSMA), which regulatory intervention may require specific remediation, including via guidance on a confidential basis, in respect of historical practices, changes to our existing practices, public censure, the loss or restriction of regulatory permissions necessary to carry out our business in the same manner as before, and/or additional regulatory capital to be held.
We are involved in periodic meetings with, and reviews by, regulators, pursuant to which they review our business and provide challenges in order to test and validate the supervisory and work plan adopted by their supervisory teams. Through such processes, our regulators may validate and/or challenge, among other things, our strategy, business plans, internal governance, risk and capital management and compliance frameworks. Our regulators have required us, and we are under continuing obligations, to remediate failures, weaknesses and other issues that they have identified, including, but not limited to, with respect to our underwriting performance, reserving risk and capital management, and governance, which, if we are unsuccessful in remediating could result in greater regulatory intrusion, enforcement action and/or the exercise of our regulators’ own initiative powers (including imposing restrictions on our underwriting and/or a requirement to maintain additional capital, which would reduce our underwriting capacity). We are currently in the process of implementing initiatives to improve our business, including our underwriting performance, risk and capital management and governance, which, if we are unable to successfully implement could result in greater regulatory intrusion and/or enforcement action or the exercise of our regulators’ own initiative powers, which could have a material adverse effect on our business, results of operations and financial condition.
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
In addition to the general regulatory risks to which we are subject, the reinsurance we write could also be indirectly affected by various additional regulations relating particularly to our U.S. mortgage reinsurance operations. U.S. federal and state regulations affect the scope of operations of mortgage guaranty insurers and commercial credit insurers, to whom we provide credit reinsurance. Legislative and regulatory changes could cause demand for private mortgage insurance to decrease, which could have an adverse impact on our U.S. mortgage reinsurance operations. Increases in the maximum loan amount that the U.S. Federal Housing Administration can insure, and reductions in the mortgage insurance premiums it charges, can reduce the demand for private mortgage insurance. Decreases in the maximum loan amounts government-sponsored enterprises, such as the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) (the “GSEs”), will purchase or guarantee, increases in GSE fees, or decreases in the maximum loan-to-value ratio for loans the GSEs will purchase, can also reduce demand for private mortgage insurance. Changes in these laws or regulations could have an indirect adverse impact on the profitability of our U.S. mortgage reinsurance business.
The United Kingdom’s withdrawal from the E.U. could adversely impact our business, results of operations and financial condition.
The Company faces new regulatory costs and challenges as a result of Brexit. The U.K. left the E.U. as of January 31, 2020 and economic relations between the U.K. and the E,U. are now governed by a Trade and Cooperation Agreement which is limited in scope and contains very few specific provisions relating to insurance and financial services. As a result, Aspen U.K. has lost its financial services passports which provided it the license to operate across borders within the European Economic Area (“EEA”) without obtaining local regulatory approval where insurers and cedants are located. The Company’s EEA Lloyd’s operations are able to continue through Lloyd’s Brussels, however, operational and capital requirements relating thereto might result in increased costs or Funds at Lloyd’s (as defined below in Lloyd’s Regulation) and might not provide the same access to markets that the Company currently requires to conduct business in the EEA. In addition, the ability to access the E.U. market through our Lloyd's Syndicate depends on Lloyd's being able to comply with E.U. regulations through its Belgium subsidiary. Specifically, Lloyd’s is still in discussion with the Belgium Financial Services Markets Authority and the National Bank of Belgium regarding the Lloyd’s Europe operating model and the activities performed for it by managing agents (through the Outsourcing Agreement) and the question of whether it was possible that they could be construed as constituting insurance distribution under the Insurance Distribution Directive, which would therefore require them to be authorized within the EEA. Lloyd’s are proposing to make changes to the operating model by the second half of 2021 with the engagement of the market.
While we have implemented changes in our operations to accommodate Brexit, the full extent to which our business, operations and financial condition could be adversely affected by Brexit is uncertain. The impact of the U.K.’s withdrawal on the U.K. and European economies and the broader global economy could be significant, resulting in increased volatility and potentially lower economic growth and instability in the financial and foreign exchange markets. We may have to review our underwriting platforms and incur additional regulatory costs as a result.
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
Other Operational Risks
We could be adversely affected by the loss of one or more of our senior underwriters or other key employees or by an inability to attract and retain senior staff.
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
We rely on the execution of internal processes to maintain our operations and the operational risks that are inherent to our business, including those resulting from fraud or employee errors or omissions, may result in financial losses.
We rely on the accurate execution of internal processes to maintain our operations. We seek to monitor and control our exposure to risks arising from these processes through a risk control framework encompassing a variety of reporting systems, internal controls, management review processes and other mechanisms. We cannot provide absolute assurance that these processes and procedures will effectively control all known risks or effectively identify unforeseen risks, or that our employees and third-party agents will effectively implement them. Loss may result from, among other things, fraud, errors, failure to document transactions properly, failure to obtain proper internal authorization, failure to comply with underwriting or other internal guidelines or failure to comply with regulatory requirements. Loss from these risks could adversely affect our business, results of operations and financial condition. In addition, insurance policies that we have in place with third parties may not protect us in the event that we experience a significant loss from these risks.
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
In an effort to ensure the integrity of such data, we implement new security measures and systems and improve or upgrade our existing security measures and systems on a continuing basis. Although we have implemented administrative and technical controls and take protective actions to reduce the risk of cyber incidents and to protect our information technology and assets, and we endeavor to modify such procedures as circumstances warrant and negotiate agreements with third-party providers to protect our assets, such measures may be insufficient to prevent, among other things, unauthorized access, computer viruses, malware or other malicious code or cyber-attack, catastrophic events, system failures and disruptions (including in relation to new security measures and systems), employee errors or malfeasance, third-party (including outsourced service providers) errors or malfeasance, loss of assets and other security events (each, a “Security Event”). Like other global companies, we have from time to time experienced, and are likely to continue to be subject to, Security Events, none of which to date have had a material adverse impact on our business, results of operations or financial condition. As the breadth and complexity of our security infrastructure continues to grow, the potential risk of a Security Event increases. If additional Security Events occur, these events may jeopardize our or our policyholders’ or counterparties’ confidential and other information processed and stored with us, and transmitted through our computer systems and networks potentially resulting in a violation of applicable privacy, data protection or other laws, or otherwise cause interruptions, delays, or malfunctions in our, our policyholders’, counterparties’ or third parties’ operations, or result in data loss or loss of assets which could result in significant losses and/or fines, reputational damage or a material adverse effect on our business, financial condition or operating results. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures and to pursue recovery of lost data or assets and we may be subject to litigation and financial losses. We currently maintain cyber liability insurance that provides third-party or first party liability coverages to protect us, subject to policy limits and coverages, against certain events that could be a Security Event. However, a Security Event could nonetheless have a material adverse effect on our operating results or financial condition.
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
Our business is subject to the E.U. General Data Protection Regulation (“E.U. GDPR”) which regulates data protection for all individuals within the E.U., including foreign companies processing data of individuals in the E.U.; it enhances individuals’ rights, introduces complex and far-reaching company obligations and increases penalties significantly in case of violation. The E.U. GDPR sets out a number of requirements that must be complied with when handling personal data including: the obligation to appoint data protection officers in certain circumstances and the principal of accountability and the obligation to notify supervisory authorities and individuals of personal data breaches in certain instances. The interpretation and application of data protection laws in the U.S., Europe, Bermuda and elsewhere are developing and are often uncertain and in flux. It is possible that these laws or cybersecurity regulations may be interpreted and applied in a manner that is inconsistent with our data protection or security practices. If so, in addition to the possibility of fines, a data supervisory authority may issue an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations. Complying with these various laws will cause us to incur additional costs and could require us to change our business practices.

The E.U. GDPR also prohibits the international transfer of personal data from the EEA/U.K. to countries outside of the EEA/U.K. unless made to a country deemed to have adequate data privacy laws by the European Commission or U.K. Government or a data transfer mechanism has been put in place. In July 2020, the Court of Justice of the European Union (“CJEU”) in its Schrems II ruling invalidated the E.U.-U.S. Privacy Shield framework, a self-certification mechanism that facilitated the lawful transfer of personal data from the EEA/U.K. to the United States, with immediate effect. The CJEU upheld the validity of standard contractual clauses (“SCCs”) as a legal mechanism to transfer personal data but companies relying on SCCs will need to carry out a transfer privacy impact assessment, which among other things, assesses laws governing access to personal data in the recipient country and considers whether supplementary measures that provide privacy protections additional to those provided under SCCs will need to be implemented to ensure an essentially equivalent level of data protection to that afforded in the EEA. This may have implications for our cross-border data flows and may result in compliance costs.
Although we strive to comply with all applicable data protection laws and regulations, it is possible that we may fail to comply with all applicable laws and regulations. The failure or perceived failure to comply may result in inquiries and other proceedings or actions against us by government entities or other regulators, including monetary fees, or could cause us to lose clients which could potentially have an adverse effect on our business and results of operations.
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
Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. However, our internal controls over financial reporting may have gaps or other deficiencies. We identified a material weakness in internal control over financial reporting during the fourth quarter of 2019, as described in our annual report for the year ended December 31, 2019. Remedial controls were implemented during the first quarter of 2020 and during the fourth quarter of 2020, the remedial controls were tested and the Company’s management concluded that such material weakness had been fully remediated, however there is no guarantee that future significant deficiencies or material weaknesses in internal controls may not occur. Any such gaps or deficiencies may require significant resources to remediate and may also expose us to litigation, regulatory fines or penalties, or other losses. Inadequate process design or a failure in operating effectiveness could result in a material misstatement of our financial statements due to, but not limited to, poorly designed systems, changes in end-user computing, poorly designed IT reports, ineffective oversight of outsourced processes, failure to perform relevant management reviews, accounting errors or duplicate payments, any of which could result in a restatement of financial accounts.

We use analytical models to assist our decision making in key areas such as underwriting, claims, reserving, and catastrophe risks but actual results could differ materially from the model outputs and related analyses.
We have made substantial investments to develop proprietary analytic and modeling capabilities to facilitate our underwriting, risk management, capital modeling and allocation, and risk assessments relating to the risks we assume. We also use vendor models where available and, where appropriate, we use our proprietary model in combination with vendor models. These models and other tools help us to manage our risks, understand our capital utilization and risk aggregation, inform management and other stakeholders of capital requirements and seek to improve the risk/return profile or optimize the efficiency of the amount of capital we apply to cover the risks in the individual contracts we sell and in our portfolio as a whole. However, given the inherent uncertainty of modeling techniques and the application of such techniques, the possibility of human or systems error, the challenges inherent in consistent application of complex methodologies in a fluid business environment and other factors, our models, tools and databases may not accurately address the risks we currently cover or the emergence of new matters which might be deemed to impact certain of our coverages.
Furthermore, there are risks associated with catastrophic events, which are either poorly represented or not represented at all by analytical models. Each modeling assumption or un-modeled risk introduces uncertainty into the estimates that management must consider. These uncertainties can include, but are not limited to, the following:

–The models do not address all the possible hazard characteristics of a catastrophe peril (e.g., the precise path and wind speed of a hurricane);
–The models may not accurately reflect the true frequency of events;
–The models may not accurately reflect a risk’s vulnerability or susceptibility to damage for a given event characteristic;
–The models may not accurately represent loss potential to reinsurance contract coverage limits, terms and conditions; and
–The models may not accurately reflect the impact on the economy of the area affected or the financial, judicial, political, or regulatory impact on insurance claim payments during or following a catastrophe event.
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
Risks Related to Taxation
Our non-U.S. companies may be subject to U.S. federal income tax on their net income, which may have a material adverse effect on our operating results and your investment.
Aspen Holdings and its non-U.S. subsidiaries (other than AUL and Aspen U.K.) intend to manage their business so that they are not treated as engaged in a trade or business within the United States and thus not subject to U.S. federal income tax on their net income. However, because there is considerable uncertainty as to the activities which constitute being engaged in a trade or business within the United States, we cannot be certain that the U.S. Internal Revenue Service (“IRS”) will not contend successfully that one or more of these companies is engaged in a trade or business in the United States. If any of these companies is considered to be engaged in a trade or business in the United States during a taxable year, it generally will be subject to U.S. federal income tax (including an additional branch profits tax) on its net income that is treated as effectively connected with the conduct of a U.S. trade or business for such year (except to the extent an applicable income tax treaty provides otherwise), in which case its operating results could be materially adversely affected.
Our non-U.K. companies may be subject to U.K. tax that may have a material adverse effect on our operating results.
None of us, other than our subsidiaries that are incorporated in the U.K. (the “U.K. Subsidiaries”), should be treated as being resident in the U.K. for corporation tax purposes except for APJ Jersey which, although not incorporated in the U.K., is treated as tax resident in the U.K. Each of us, other than the U.K. Subsidiaries and APJ Jersey, currently intends to manage our affairs so that none of us, other than the U.K. Subsidiaries and APJ Jersey, is resident in the U.K. for tax purposes.
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
The U.K. Subsidiaries and APJ Jersey should be treated as resident in the U.K. and accordingly be subject to U.K. tax in respect of their worldwide income and gains. Any change in the basis or rate of U.K. corporation tax could materially adversely affect the operations of the U.K. resident companies. The U.K. corporation tax rate is currently 19%. A change to the main U.K. corporation tax rate from 19% to 25% from April 1, 2023 was announced in the U.K. Budget on March 3, 2021, however this has not yet been enacted into law.
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
In response to the BEPS recommendations, revised transfer pricing guidelines have been adopted by the U.K. and legislation has been introduced by the U.K. in relation to hybrid mismatches, the latter of which came into effect on January 1, 2017. Legislation to restrict tax deductions for interest expenses of large groups, in line with the OECD’s recommendations, was brought into effect from April 1, 2017. These changes to U.K. tax law in response to the BEPS Reports may have a material adverse effect on our intra-group financing arrangements and our results.
In May 2019, the OECD published a “Programme of Work” designed to address the tax challenges created by an increasing digitalized economy. This was divided into two pillars. Pillar One addresses the broader challenge of a digitalized economy and focuses on the allocation of group profits among taxing jurisdictions based on a market based concept rather than the historical “permanent establishment” concept. Pillar Two addresses the remaining BEPS risk of profit shifting to entities in low tax jurisdictions by introducing a global minimum tax and a proposed tax on base eroding payments, which would operate through a denial of a deduction or imposition of source-based taxation (including withholding tax) on certain payments. In October 2020, the OECD released a series of documents regarding the ongoing work on Pillar One and Two, however significant elements remain unresolved and discussions are ongoing with a view to reaching political agreement by mid-2021, to then be incorporated into local jurisdiction tax laws and treaties sometime shortly thereafter. To date, notwithstanding the exclusion from Pillar One of the insurance sector, the proposal has been written broadly enough to potentially apply to our activities, and the impact to the Company cannot be determined at this time.
Legislation restricting the amount of U.K. profit in any particular accounting period that can be offset by historical tax losses was brought into effect from April 1, 2017. Should utilization of any tax losses be delayed or restricted as a result of this legislation, this could have a material adverse effect on our results.
The U.K. diverted profits tax (“DPT”) is separate from U.K. corporation tax and is charged at a higher rate of 25%. A change to the rate of DPT from 25% to 31% from April 1, 2023 was announced in the U.K. Budget on March 3, 2021, however this has not yet been enacted into law. It is an anti-avoidance measure aimed at protecting the U.K. tax base against the artificial diversion of profits that are being earned by activities carried out in the U.K. but which are not otherwise being taxed in the U.K., in particular as a result of arrangements amongst companies in the same multinational group.  The U.K.’s network of double tax treaties does not offer protection from a DPT charge. In the event that the rules apply to certain arrangements, then upfront payment of HMRC’s estimate of the deemed tax liability may be required. If any of our U.K. or non-U.K. companies is liable for DPT as a result of intra-group arrangements, this could have a material adverse effect on our results.
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
Any arrangements between U.K.-resident entities of the Aspen Group and other members of the Aspen Group are subject to the U.K. transfer pricing regime. Consequently, if any agreement (including any reinsurance agreements) between a U.K.-resident entity of the Aspen Group and any other Aspen Group entity (whether that entity is resident in or outside the U.K.) is found not to be on arm’s length terms and as a result a U.K. tax advantage is being or has been obtained, an adjustment will be required to compute U.K. taxable profits as if such an agreement were or had been on arm’s length terms. Similar rules apply in the U.S. and would have a similar impact on our U.S. resident entities if transfer pricing adjustments were required. Any transfer pricing adjustment could adversely impact the tax charge suffered by the relevant U.K. or U.S. resident entities of the Aspen Group.

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
In April 2016, the E.U. issued proposals to require all E.U. entities (including branches) to publish their CBCR reports on which the E.U. Parliament voted in favor in 2017 and again in 2019, but which were blocked by the Competitiveness Council of the E.U. later in 2019. The proposals, if eventually implemented, are likely to cause increased audit activity from E.U. tax authorities. Legislation has been enacted giving power to introduce regulations requiring public disclosure of U.K. CBCR reports, although this power has not yet been exercised.
Recent and future changes in U.S. federal income tax law or the manner in which it is interpreted could materially adversely affect our results of operations.
The Tax Cuts and Jobs Act of 2017 (the “2017 Act”) includes certain provisions intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States but have certain U.S. connections, and U.S. persons investing in such companies.  For example, the 2017 Act introduced the base erosion and anti-abuse tax (the “BEAT”), which could make affiliate reinsurance between U.S. and non-U.S. members of the Aspen Group economically unfeasible. As discussed in more detail below, the 2017 Act also revised certain rules applicable to passive foreign investment companies (“PFICs”) and controlled foreign corporations (“CFCs”).  We are currently unable to predict the ultimate impact of the 2017 Act on our business, shareholders and results of operations, in part because the 2017 Act will continue to evolve through additional rules and regulations which may increase the tax liability of the U.S. members of the Aspen Group that reinsure with non-U.S. Aspen Group members and may impact the timing and amount of U.S. federal income taxes imposed on certain U.S. shareholders. In addition, it is possible that over time the BEAT, and the 2017 Act generally, may result in increased prices for certain reinsurance or insurance products and services, which could cause a decrease in demand for them. Further, it is possible that other legislation could be introduced and enacted by the current Congress or future Congresses, possibly with retroactive effect, that could have an adverse impact on us or our shareholders. These recent and potential future changes in law could materially adversely affect our business, access to capital, financial condition and results of operations.
U.S. persons who hold 10% or more of the total voting power or value of our shares may be subject to U.S. federal income taxation on our undistributed earnings.
In general, a “10% U.S. Shareholder” (as defined below) of a non-U.S. corporation that is a CFC at any time during a taxable year must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income” and “tested income” (with various adjustments) with respect to any shares that such 10% U.S. Shareholder owns in such non-U.S. corporation (directly or indirectly through certain entities) on the last day in the non-U.S. corporation’s taxable year on which it is a CFC, even if the subpart F income or tested income is not distributed. A “10% U.S. Shareholder” generally is a U.S. person that owns (directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of section 958(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (i.e., “constructively”)) at least 10% of the total combined voting power or value of all classes of stock of a non-U.S. corporation. “Subpart F income” of a CFC generally includes “foreign personal holding company income” (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income), and tested income is generally any income of the CFC other than subpart F income and certain other categories of income. An entity treated as a foreign corporation for U.S. federal income tax purposes generally is considered a CFC if “10% U.S. Shareholders” own (directly, indirectly through non-U.S. entities or constructively) more than 50% of the total combined voting power of all classes of voting stock of that non-U.S. corporation or more than 50% of the total value of all stock of that non-U.S. corporation. However, for the purposes of taking into account insurance income, these 50% thresholds are generally reduced to 25%.
We currently believe that Aspen Holdings is not a CFC, due to the apparent dispersion of our share ownership. However, our shares may not be as widely dispersed as we believe, and the application of the indirect and constructive ownership rules depends upon facts regarding our direct and indirect shareholders, about which we have limited information. Accordingly, no assurance can be provided that Aspen Holdings will not be a CFC. Further, regardless of whether Aspen Holdings is a CFC, most or all of our non-U.S. subsidiaries are generally treated as CFCs by reason of certain changes in the constructive ownership rules under the 2017 Act that resulted in our U.S. subsidiaries generally being treated as constructively owning the stock of our non-U.S. subsidiaries. Accordingly, any 10% U.S. Shareholders of Aspen Holdings may be required to include in gross income for U.S. federal income tax purposes for each taxable year their pro rata shares of all or a portion of the subpart F income and tested income generated by our non-U.S. companies, regardless of whether any distributions are made to them. Any such 10% U.S. Shareholders should consult their own tax advisors regarding the application of these rules to them.
U.S. persons who hold our shares may be subject to U.S. federal income taxation at ordinary income rates on their proportionate share of our related person insurance income.
In general, if a non-U.S. corporation is a “RPII CFC” (as defined below) at any time during a taxable year, a U.S. person who owns (directly or indirectly through certain entities) any shares of the non-U.S. corporation (a “U.S. RPII Shareholder”) must include in its gross income for U.S. federal income tax purposes its pro rata share of the non-U.S. corporation’s related person insurance income (“RPII”) with respect to any shares that such U.S. RPII Shareholder owns (directly or indirectly through certain entities) on the last day in the non-U.S. corporation’s taxable year, even if the RPII is not distributed. Further, a U.S. RPII Shareholder’s pro rata share of any RPII is determined as if all RPII for the taxable year were distributed proportionately only to U.S. RPII Shareholders on that date. In addition, a U.S. RPII Shareholder is required to comply with certain reporting requirements, regardless of the number of shares owned by the U.S. RPII Shareholder.
For these purposes, a “RPII CFC” generally is any non-U.S. corporation if U.S. RPII Shareholders collectively own (directly, indirectly through non-U.S. entities or constructively) 25% or more of the total combined voting power of all classes of stock of such corporation entitled to vote or 25% or more of the total value of the stock of such corporation. However, the RPII rules generally do not apply with respect to a non-U.S. corporation if either (i) at all times during its taxable year less than 20% of the total combined voting power of all classes of stock of the corporation entitled to vote and less than 20% of the total value of the corporation is owned (directly or indirectly) by persons who are (directly or indirectly) insured under any policy of insurance or reinsurance issued by the corporation or who are related persons to any such person (the “ownership exception”), or (ii) the RPII (determined on a gross basis) of the corporation for the taxable year is less than 20% of its gross insurance income for the taxable year (the “de minimis exception”).
We believe that each our non-U.S. Operating Subsidiaries and each of Silverton Re Ltd. (“Silverton”), Peregrine and APJ Jersey is a RPII CFC. Nonetheless, we expect that each such company will qualify for one or both of the ownership exception and the de minimis exception in the current taxable year and for the foreseeable future. However, the RPII provisions have never been interpreted by the courts, and regulations interpreting the RPII provisions exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of the RPII rules by the IRS, the courts, or otherwise, might have retroactive effect. The U.S. Treasury Department has authority to impose, among other things, additional reporting requirements with respect to RPII. Accordingly, the meaning of the RPII provisions and the application thereof to us is uncertain. Further, the applicability of the ownership and de minimis exceptions and the RPII rules more generally depends upon facts regarding our direct and indirect shareholders and insureds, about which we have limited information. Accordingly, no assurances can be provided that any of our companies will satisfy either exception. Moreover, to the extent the exceptions do not apply, we may be unable to correctly determine the amount of RPII that any U.S. RPII Shareholder is required to take into account.
U.S. persons who dispose of our shares may be subject to U.S. federal income taxation at the rates applicable to dividends on a portion of such disposition.
Section 1248 of the Code, in conjunction with the RPII rules, generally provides that if a U.S. person disposes of shares in a RPII CFC (determined without regard to the ownership or de minimis exceptions) that would be taxable as an insurance company under the Code if it were a U.S. corporation, any gain from the disposition will generally be treated as a dividend to the extent of the holder’s share of the corporation’s undistributed earnings and profits that were accumulated during the period that the holder owned the shares (whether or not such earnings and profits are attributable to RPII). In addition, such a holder will be required to comply with certain reporting requirements, regardless of the number of shares owned by the holder. These RPII rules should not apply to dispositions of our shares because Aspen Holdings will not itself be directly engaged in the insurance business. However, as discussed above, there is uncertainty in the interpretation of the RPII provisions and thus no assurances can be provided.
U.S. persons who hold our shares may be subject to adverse tax consequences if we are considered to be a PFIC.
If Aspen Holdings is characterized as a PFIC, a U.S. person holding shares of Aspen Holdings generally would be subject to an increased tax liability at the time of the sale at a gain of, or receipt of an “excess distribution” with respect to, their shares. In addition, if Aspen Holdings is considered a PFIC, upon the death of any U.S. individual owning shares, such individual’s heirs or estate would not be entitled to a “step-up” in the basis of the shares that might otherwise be available under U.S. federal income tax laws.  Further, a distribution paid by Aspen Holdings to U.S. shareholders that is characterized as a dividend and is not characterized as an excess distribution will not be eligible for reduced rates of tax as qualified dividend income if Aspen Holdings is considered a PFIC in the taxable year in which such dividend is paid or was a PFIC in the preceding taxable year. A U.S. shareholder may also be subject to additional information reporting requirements, including the filing of an IRS Form 8621, if Aspen Holdings is a PFIC. These rules generally will apply to a U.S. person if Aspen Holdings was a PFIC at any time during the U.S. person’s holding period with respect to our shares. Different consequences may apply if the U.S. person has elected to treat Aspen Holdings as a “qualified electing fund” or if the U.S. person is a 10% U.S. Shareholder of Aspen Holdings and Aspen Holdings is a CFC.
In general, a non-U.S. corporation will be a PFIC during a given year if (i) 75% or more of its gross income constitutes “passive income” (the “75% test”) or (ii) 50% or more of its assets produce (or are held for the production of) passive income (the “50% test”). For these purposes, passive income generally includes interest, dividends, annuities and other investment income. However, the PFIC provisions contain a look-through rule under which a non-U.S. corporation that directly or indirectly owns at least 25% of the value of the stock of another corporation generally is treated, for purposes of determining whether it is a PFIC, as if it received directly its proportionate share of the income, and held its proportionate share of the assets, of the other corporation (the “look-through rule”). In addition, pursuant to an insurance exception that was amended by the 2017 Act, (a) passive income does not include income that a qualifying insurance corporation (“QIC”) derives in the active conduct of an insurance business or income of a qualifying domestic insurance corporation (“QDIC”) (generally, a U.S. corporation with respect to which the look-through rule applies that is taxable as an insurance company and is subject to U.S. federal income tax on its net income), and (b) passive assets do not include assets of a QIC available to satisfy liabilities of the QIC related to its insurance business, if the QIC is engaged in the active conduct of an insurance business, or assets of a QDIC.
Generally, a non-U.S. corporation will be a QIC for a taxable year if it would be taxable as an insurance company if it were a U.S. corporation and its applicable insurance liabilities constitute more than 25% of its total assets for a taxable year. Further, under recently proposed regulations (the “2021 Proposed Regulations”), a QIC is in the “active conduct” of an insurance business only if it satisfies either a “factual requirements test” or an “active conduct percentage test.” The factual requirements test requires that the officers and employees of the QIC carry out substantial managerial and operational activities on a regular and continuous basis with respect to its core functions and that they perform virtually all of the active decision-making functions relevant to underwriting functions. The active conduct percentage test generally requires that (i) the total costs incurred by the QIC with respect to its officers and employees for services rendered with respect to its core functions (other than investment activities) equal or exceed 50% of the total costs incurred by the QIC with respect to its officers and employees and any other person or entities for services rendered with respect to its core functions (other than investment activities) and (ii) to the extent the QIC outsources any part of its core functions to unrelated entities, officers and employees of the QIC with experience and relevant expertise must select and supervise the person that performs the outsourced functions, establish objectives for performance of the outsourced functions and prescribe rigorous guidelines relating to the outsourced functions which are routinely evaluated and updated. Under certain exceptions, however, a QIC that has no or only a nominal number of employees or that is a vehicle that has the effect of securitizing or collateralizing insurance risks underwritten by other insurance or reinsurance companies or is an insurance linked securities fund that invests in securitization vehicles generally is deemed not engaged in the active conduct of an insurance business. The officers and employees of certain related entities generally may be taken into account for these purposes, provided that the QIC exercises regular oversight and supervision over the services performed by the related entity’s officers and employees. The 2021 Proposed Regulations will not be effective unless and until adopted in final form, but taxpayers may rely on them for taxable years beginning after December 31, 2017 if they are consistently followed.
We believe that, based on the implementation of our current business plan and the application of the insurance exception, our non-U.S. insurance subsidiaries should be considered QICs engaged in the active conduct of an insurance business under one or both of the “factual requirements test” or the “active conduct percentage test,” our U.S. insurance subsidiaries should be considered QDICs and none of the income or assets of such insurance subsidiaries should be treated as passive. As a result, based on the application of the look-through rule, we believe that Aspen Holdings should not be characterized as a PFIC for the current year or the foreseeable future. However, because of legal uncertainties with respect to the interpretation of the PFIC rules and whether the 2021 Proposed Regulations will be adopted as final regulations in their current form, and factual uncertainties with respect to our planned operations, there is a risk that Aspen Holdings will be characterized as a PFIC in one or more years. If Aspen Holdings is considered a PFIC, it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation. Prospective investors should consult their tax advisors as to the effects of the PFIC rules.

U.S. tax-exempt organizations who own our shares may recognize unrelated business taxable income.
A U.S. tax-exempt organization generally will recognize unrelated business taxable income if the organization is required to include in gross income any of our insurance income under the CFC rules described above (including the RPII provisions). U.S. tax-exempt organizations are advised to consult their own tax advisors regarding the applicability of these rules to their ownership of our shares.
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

Bermuda remains committed to tax transparency, which is evidenced by adopting economic substance legislation, which has been deemed compliant by the E.U. and was designed to implement the work of the Forum on Harmful Tax Practices under Action 5 of the OECD's BEPS Reports. Any changes in the tax law of an OECD member state or in response to a change in E.U. policies, could subject us to additional taxes and we are unable to predict at this time whether it would have a material adverse impact on our operations and results.
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
On February 15, 2019, following receipt of regulatory approvals, the Company’s publicly traded ordinary shares were acquired by Highlands Bermuda Holdco, Ltd. (formerly known as Highlands Holdings, Ltd.) (“Parent”), a Bermuda exempted company, and an affiliate of certain investment funds managed by affiliates of Apollo Global Management, Inc., a leading global investment manager (collectively with its subsidiaries, “Apollo”). As a result of the acquisition, the Company’s ordinary shares are no longer traded on the New York Stock Exchange (the “NYSE”). The Company’s preference shares and depositary shares continue to be listed on the NYSE under the following symbols: AHL PRC, AHL PRD and AHL PRE. For information on the preference shares and the depositary shares, refer to Item 18, Note 12 of our consolidated financial statements, “Capital Structure.”

During 2020, we sold the renewal rights to our surety insurance operations as well as our ownership interest in the strategic partnership through which virtually all of our U.S. agriculture business was derived. For more information on these transactions, refer to Item 5 “Operating and Financial Review — Recent Developments — Sale of Ownership Interest in Crop Re.” and Item 5 “Operating and Financial Review — Recent Developments — Surety Insurance Business.”

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

B. Business Overview

We are a Bermuda-based holding company, whose principal business is marketing and underwriting specialty insurance and reinsurance on a global basis. Our business is comprised of: (i) underwriting operations, which includes our risk-bearing insurance and reinsurance operations; (ii) investing activities, which are primarily related to and support our underwriting operations; and (iii) our Aspen Capital Markets operations, which earns management and performance fees from the Company and other third-party investors primarily through the management of insurance linked securities (“ILS”) funds and other offerings. We manage our underwriting operations as two distinct business segments, Aspen Insurance and Aspen Reinsurance (“Aspen Re”), to enhance and better serve our global customer base. Financial data relating to our two business segments is included in Item 5, “Operating and Financial Review and Prospects” and in Item 18, Note 3 of our consolidated financial statements, “Segment Reporting.”
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
Our reinsurance business is sourced principally through brokers and reinsurance intermediaries, with whom we aim to maintain strong relationships, having become a valued risk management partner to the leading insurers with whom we do business. We write various excess of loss contracts and proportional treaties through Aspen Bermuda, a Class 4 insurer incorporated under the laws of Bermuda, and licensed under the Insurance act of 1978 of Bermuda as amended (the “Insurance Act”). Aspen Bermuda maintains branch offices in Switzerland and Singapore. The excess of loss contracts are principally property catastrophe policies reinsuring non-affiliated insurers located mainly in the United States, Europe, and Asia Pacific. The proportional treaties principally cover property risks reinsuring non-affiliated insurers located in the United States, Europe, and Asia Pacific. We write property catastrophe, property, casualty and specialty reinsurance business through Aspen U.K. and its branches in Canada, Singapore, and Australia. Syndicate 4711 is managed by AMAL and AUL is the corporate member. We also access Lloyd’s Brussels through Lloyd’s Insurance Company, S.A. stamp 5383. Since 2017, AAIC also underwrote crop reinsurance business in the United States through a strategic partnership with CGB Diversified Services, Inc. (“CGB DS”). On December 14, 2020, we sold our ownership interest in the strategic partnership. The sale is likely to result in a material diminution of our U.S. agricultural business in 2021 and beyond. For more information on CGB DS, refer to “— Specialty Reinsurance” and Item 5 “Operating and Financial Review — Recent Developments — Sale of Ownership Interest in Crop Re.” below.

Aspen Insurance

Our insurance segment offers a variety of insurance products consisting of (i) property and casualty insurance, (ii) marine, aviation and energy insurance, and (iii) and financial and professional lines insurance. In our insurance segment, these products are written in the London Market primarily by Aspen U.K. and via the Lloyd’s platform and, in the United States, by AAIC and Aspen Specialty (on an admitted and excess and surplus lines basis, respectively). We also write casualty and financial and professional lines business through Aspen Bermuda and financial and professional lines business in the Asia Pacific region through Aspen Singapore Pte. Ltd. (“Aspen Singapore”), which binds business for Syndicate 4711.

Investments

Our investment operations seek to deliver stable investment income and total return through all market cycles while maintaining appropriate portfolio liquidity and credit quality to meet the requirements of our customers, rating agencies and regulators. Income from our investment operations is included in corporate and other income and expense. We do not allocate our invested assets by business segment as we evaluate underwriting results of each business segment separately from the results of our investment portfolio.

Aspen Capital Markets

We participate in the alternative reinsurance market through Aspen Capital Markets, which focuses on developing alternative reinsurance structures to leverage the Company’s existing underwriting franchise, increase its operational flexibility in the capital markets and provide investors direct access to its underwriting expertise. Aspen Capital Markets leverages the Company’s underwriting and analytical expertise and earns management and performance fees from the Company and other third-party investors primarily through the management of ILS funds and other offerings. It operates two distinct strategies, namely, building insurance risk portfolios tailored to investor objectives through managed funds such as Aspen Cat Fund Limited, and structuring and placing a defined Aspen portfolio aligned with capital markets investors through the use of sidecars, including Peregrine Reinsurance Ltd. (“Peregrine”), a single purpose insurer. For more information on Peregrine, see “Regulatory Matters - Bermuda - Peregrine and Silverton” below.

Income from Aspen Capital Markets’ activities is primarily allocated to the line of business being ceded and serves to reduce acquisition expenses for that business. While Aspen Capital Markets has historically focused on property catastrophe business, in recent years, it has expanded to provide capacity for property insurance and reinsurance, specialty reinsurance and casualty insurance and reinsurance.
Business Segments
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

Management measures segment results on the basis of the combined ratio, which is obtained by dividing the sum of the losses and loss expenses, amortization of deferred policy acquisition costs and operating and administrative expenses by net earned premiums. Other than corporate expenses, indirect operating and administrative expenses are allocated to business segments predominantly based on each segment’s proportional share of gross earned premiums.
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
The table below sets forth the gross written premiums by business segment for the twelve months ended December 31, 2020, 2019 and 2018:

	Twelve Months Ended December 31, 2020		Twelve Months Ended December 31, 2019		Twelve Months Ended December 31, 2018
Business Segment	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total
	($ in millions, except for percentages)
Reinsurance	$1,660.8	44.8%	$1,485.5	43.2%	$1,495.7	43.4%
Insurance	2,042.8	55.2	1,956.9	56.8	1,951.2	56.6
Total	$3,703.6	100.0%	$3,442.4	100.0%	$3,446.9	100.0%

For a review of our results by business segment, refer to Item 5, “Operating and Financial Review and Prospects” and Item 18, Note 3 of our consolidated financial statements, “Segment Reporting.”
Reinsurance
The reinsurance business we write can be analyzed by geographic region, reflecting the location of the reinsured risks, as set forth in the table below for the twelve months ended December 31, 2020, 2019 and 2018:

	Twelve Months Ended December 31, 2020		Twelve Months Ended December 31, 2019		Twelve Months Ended December 31, 2018
Reinsurance	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total
	($ in millions, except for percentages)
Australia/Asia	$180.0	10.8%	$139.5	9.4%	$141.3	9.4%
Caribbean	3.4	0.2	5.2	0.4	3.7	0.2
Europe (excluding U.K.)	73.5	4.4	69.2	4.7	75.0	5.0
United Kingdom	9.4	0.6	15.1	1.0	9.2	0.6
United States & Canada (1)	870.9	52.4	770.3	51.8	741.2	49.7
Worldwide excluding United States (2)	21.7	1.3	21.0	1.4	33.9	2.3
Worldwide including United States (3)	425.0	25.6	371.8	25.0	387.8	25.9
Others	76.9	4.7	93.4	6.3	103.6	6.9
Total	$1,660.8	100.0%	$1,485.5	100.0%	$1,495.7	100.0%
_______________
(1)    “United States and Canada” consists of individual policies that insure risks specifically in the United States and/or Canada, but not elsewhere. It also includes gross written premium of $334.8 million related to CGB Diversified Services, Inc. (“CGB DS”); (2019 — $312.5 million (CGB DS); (2018 —$259.7 million related to CGB DS and $33.1 million related to AG Logic Holdings, LLC and its affiliates (“AgriLogic”) which we purchased in January 2016 and sold in December 2017) as part of our strategic partnership with CGB DS). For more information on CGB DS, refer to “— Specialty Reinsurance” below.
(2)    “Worldwide excluding the United States” consists of individual policies that insure risks wherever they may be across the world but specifically excludes the United States.
(3)    “Worldwide including the United States” consists of individual policies that insure risks wherever they may be across the world but specifically includes the United States.

Aspen Re’s gross written premiums by principal line of business were as follows for the twelve months ended December 31, 2020, 2019 and 2018:

	Twelve Months Ended December 31, 2020		Twelve Months Ended December 31, 2019		Twelve Months Ended December 31, 2018
Reinsurance	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total
	($ in millions, except for percentages)
Property catastrophe reinsurance	$312.0	18.8%	$249.6	16.8%	$262.8	17.6%
Other property reinsurance	399.8	24.1	356.9	24.0	346.0	23.1
Casualty reinsurance	394.4	23.7	294.7	19.8	328.1	21.9
Specialty reinsurance (1)	554.6	33.4	584.3	39.4	558.8	37.4
Total	$1,660.8	100.0%	$1,485.5	100.0%	$1,495.7	100.0%
 `1
_______________
(1)    Includes gross written premium of $334.8 million related to CGB DS; (2019 — $312.5 million (CGB DS); (2018 —$259.7 million (CGB DS); $33.1 million (AgriLogic).
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
In addition, specialty reinsurance included U.S. crop insurance business written on a reinsurance basis through our strategic partnership with CGB DS via Crop Re Services LLC (“Crop Re”), a Delaware limited liability company responsible for directing the placement of reinsurance on behalf of CGB DS and CGB Insurance Company (“CGBIC”), an Indiana insurance company affiliate of CGB DS and an RMA licensed crop insurer. We also write a small amount of admitted primary U.S. crop insurance. In September 2020, we received notice from CGB DS that its controlling parent entered into a definitive agreement for the sale of CGB DS to a third party. The sale of CGB DS triggered an option for CGB DS to purchase Aspen’s 23.2% ownership interest in Crop Re. CGB DS exercised this right and purchased Aspen’s interest in Crop Re on December 14, 2020 (the “CGB Sale”). The CGB Sale is likely to result in a material diminution of our U.S. agricultural business in 2021 and beyond. For more information on the CGB Sale, refer to Item 5 “Operating and Financial Review — Recent Developments — Sale of Ownership Interest in Crop Re.”
A high percentage of the property catastrophe reinsurance contracts we write exclude or limit coverage for losses arising from the peril of terrorism. Within the U.S., our other property reinsurance contracts generally include limited coverage for acts that are certified as “acts of terrorism” by the U.S. Treasury Department under the Terrorism Risk Insurance Act (including its various extensions, “TRIA”). We have written a limited number of property reinsurance contracts, both on a pro rata and excess of loss basis, specifically covering the peril of terrorism. These contracts typically exclude coverage for nuclear, biological, chemical or radiological attack, though we have written a small number of contracts that do not exclude coverage for such attacks, the coverage of which may be applicable to non-terrorism events.

Insurance
The insurance business we write can be analyzed by geographic region, reflecting the location of the insured risk, as set forth in the table below for the twelve months ended December 31, 2020, 2019 and 2018:

	Twelve Months Ended December 31, 2020		Twelve Months Ended December 31, 2019		Twelve Months Ended December 31, 2018
Insurance	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total
	($ in millions, except for percentages)
Australia/Asia	$71.2	3.5%	$76.4	3.9%	$34.6	1.8%
Caribbean	2.5	0.1	4.1	0.2	4.0	0.2
Europe (excluding U.K.)	59.5	2.9	13.6	0.7	17.6	0.9
United Kingdom	233.7	11.4	280.6	14.3	280.9	14.4
United States & Canada (1)	1,372.0	67.2	1,233.6	63.1	1,134.7	58.1
Worldwide excluding United States (2)	1.4	0.1	42.0	2.1	36.2	1.9
Worldwide including United States (3)	208.4	10.2	243.1	12.4	388.0	19.9
Others	94.1	4.6	63.5	3.3	55.2	2.8
Total	$2,042.8	100.0%	$1,956.9	100.0%	$1,951.2	100.0%
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

Our gross written premiums by our principal line of business within our insurance segment were as follows for the twelve months ended December 31, 2020, 2019 and 2018:

	Twelve Months Ended December 31, 2020		Twelve Months Ended December 31, 2019		Twelve Months Ended December 31, 2018
Insurance	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total
	($ in millions, except for percentages)
Property and casualty insurance	$942.5	46.1%	$861.2	44.0%	$903.9	46.3%
Marine, aviation and energy insurance	224.4	11.0	301.7	15.4	368.4	18.9
Financial and professional lines insurance	875.9	42.9	794.0	40.6	678.9	34.8
Total	$2,042.8	100.0%	$1,956.9	100.0%	$1,951.2	100.0%
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
    Commercial Liability: Commercial liability is primarily written in the United Kingdom and provides employers’ liability coverage, products and public liability coverage for insureds domiciled in the United Kingdom and Ireland. The U.K. regional team also covers directors’ and officers’ (“D&O”) and professional indemnity, predominantly to small and medium corporates. The majority of this U.K. regional D&O and professional indemnity coverage was bound through an agency agreement with Aspen Risk Management Limited (“ARML”). In July 2019, we placed the business bound by ARML into runoff.

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
    Marine and Energy Liability: In February 2020, we determined to cease writing marine and energy liability business and the business was put into runoff. Prior to that, the marine and energy liability business was based in the U.K. and included marine liability cover mainly related to the liabilities of ship-owners and port operators, including reinsurance of Protection and Indemnity Clubs. It also provided liability cover globally (including the U.S.) for companies in the oil and gas sector, both onshore and offshore and in the power generation sector. This class also included commercial construction liability for U.S. companies in the oil and gas sector, which is now being written under our global excess casualty line.
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

Financial and Professional Lines Insurance: Our financial and professional lines consists of financial and corporate risks, professional liability, management liability, credit and political risks, crisis management, accident and health, surety risks, and cyber liability, written on a primary, excess, quota share, program and facultative basis.
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
    Professional Liability: Our professional liability business is written out of the United States (including errors and omissions (“E&O”)), the United Kingdom and Bermuda and is written on both a primary and excess of loss basis. We insure a wide range of professions including lawyers, accountants, architects, engineers, doctors and medical technicians. This account may also extend coverage for cyber liability and data protection insurance. The cyber liability and data protection insurance covers firms for first party costs and third-party liabilities associated with cybersecurity breach and breach of contractual or statutory data protection obligations.
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
    Crisis Management: The Crisis Management team writes insurance designed to protect individuals and corporations operating in high-risk areas around the world, including covering the shipping industry’s exposure to acts of piracy. It also writes terrorism and political violence insurance, providing coverage for damage to property (largely fixed assets such as buildings) resulting from acts of terrorism, strikes, riots, civil commotion or political violence. This book is written on a global basis, although capacity is selectively deployed. Also included in Crisis Management is our U.S. food and beverage product recall business. In December 2020, we sold the renewal rights to the U.S. product recall business to a third party.
    Accident and Health: In March 2020, we determined to exit our global accident and health line of business and began winding down the business. Prior to that, the global accident and health team focused on insurance and reinsurance products which help protect individuals, groups and companies from the consequences of accidental death or disability whether resulting from accident or sickness. This may include single or multi-person losses as well as major catastrophic events such as air crashes, earthquakes or terrorist attacks. Coverage written includes whole account treaty and facultative reinsurance protection for insurance companies.
Surety Risks: Our surety team writes commercial surety risks, admiralty bonds and similar maritime undertakings including, but not limited to, federal and public official bonds, license and permits and fiduciary and miscellaneous bonds, focused on Fortune 1000 companies and large, privately owned companies in the United States. In July 2020, we sold our renewal rights to our surety insurance book of business to a third party and executed a loss portfolio transfer transaction for the transfer of prior-year liabilities. We currently continue to underwrite only a small portion of surety business on a fronted basis to the purchaser in a renewal rights transaction, which is subject to a 100% quota share reinsurance agreement back to the purchaser, or via a limited reinsurance quota share of the book.
    Cyber Liability: This account is written globally and consists of our privacy and network security liability (cyber liability) products as well as technology liability. Our privacy and network security liability products provide first party costs and third-party liabilities associated with privacy and cybersecurity breaches. Our technology liability product provides coverage for technology, media and telecommunications firms offering protection for damages and legal defense expenses associated with financial loss claims from third parties and various forms of intellectual property breaches. We also incorporate data protection indemnity insurance against costs and liabilities that may arise when a company breaches its data protection obligations.

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
Underwriting.  We underwrite according to the following principles:
•strive to build a diverse portfolio of risk that generates attractive returns by deploying capital in a targeted and efficient manner to deliver enhanced underwriting profitability;
•operate within agreed boundaries as defined by the business plan for the relevant class of business;
•operate within prescribed maximum underwriting authority limits, which we delegate to individual underwriters in accordance with an understanding of each individual underwriter’s capabilities, tailored to the classes of business written by the particular underwriter;
•evaluate the underlying data provided by clients and adjust such data where we believe it does not adequately reflect the underlying exposure;
•price each submission based on our experience in the class of business, and where appropriate, by deploying one or more actuarial models either developed internally or licensed from third-party providers;
•maintain a peer review process to sustain high standards of underwriting discipline and consistency and a sampling methodology for simpler insurance risks;
•engage in peer reviews for more complex risk by several underwriters and input from catastrophe risk management specialists, our team of actuaries and senior management; and
•refer risks outside of agreed underwriting authority limits to the Group Chief Executive Officer and/or to the appropriate entity board as exceptions for approval before we accept the risks.
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

The Company has entered into an adverse development cover reinsurance agreement with a subsidiary of Enstar Group Limited (“Enstar”), pursuant to which Enstar's subsidiary will reinsure losses incurred on or prior to December 31, 2019. Enstar’s subsidiary will provide $770 million of cover in excess of $3.805 billion retention up to an aggregate limit of $4.575 billion, and an additional $250 million of cover in excess of $4.815 billion. The consideration for this agreement is $770.0 million plus interest at 3.75% per annum, compounding daily, from the effective date January 1, 2020 to the closing date. The transaction closed in June 2020 following receipt of the required regulatory approvals. We expect the ADC to reduce volatility from our historical business going forward.
For additional information, refer to Item 18, Note 7 of our consolidated financial statements, “Reinsurance”
Risk Management
We have a comprehensive risk management framework that defines the corporate risk appetite, risk strategy and the policies in place to monitor, manage and mitigate the risk inherent in our business.  Our risk management framework covers all risks in our risk universe, on a current and forward looking basis, and is implemented in a consistent manner across the Aspen Group. It is the basis through which we protect our franchise value and seek to enable sustained profitable growth. Below is a summary of our current corporate governance bodies and risk management strategy:
Risk Governance
Board of Directors.  The Company’s Board of Directors (the “Board”) considers effective identification, measurement, monitoring, management and reporting of the risks facing our business to be key elements of its responsibilities and those of the Group Chief Executive Officer and management. Matters relating to risk management that are reserved for the Board include approval of the internal controls and risk management framework and any changes to the Aspen Group’s risk appetite statement and key risk limits. The Risk Committee of the Board also receives reports at each scheduled meeting covering risk management processes including the design, operation, use and limitations of the internal model. The internal model is an economic capital model which has been developed internally for use in certain business decision-making processes, the assessment of risk-based capital requirements and for various regulatory purposes. As a result of these arrangements and processes, the Board, assisted by management and the Board Committees, is able to exercise effective oversight of the operation of the risk management strategy described in “— Risk Management Strategy” below.
Board Committees.  The Board delegates oversight of the management of certain key risks to its Risk, Audit, and Conflicts Committees. The Audit and Conflicts Committees are comprised entirely of independent directors and the chair of each committee reports regularly to the Board on the committees’ discussions.
Risk Committee:  The purpose of the Risk Committee is to assist the Board in its oversight duties in respect of the management of risk, including:
•making recommendations to the Board regarding management’s proposals for the risk management framework, risk appetite, key risk limits and the use of our internal model;
•monitoring compliance with the agreed Aspen Group risk appetite and key risk limits; and
•oversight of the stress and scenario testing process established by management.
Audit Committee:  The Audit Committee is primarily responsible for assisting the Board in its oversight of the integrity of the financial statements. The Audit Committee is also responsible for reviewing the adequacy and effectiveness of the Company’s internal controls and oversight of both internal and external auditors. In addition, the Audit Committee oversees the Company’s compliance with applicable laws and regulations.
Conflicts Committee: The Board established a Conflicts Committee in September 2020 to review certain material transactions between Aspen Holdings and/or its subsidiaries and Apollo or its non-Aspen affiliates that may present a conflict of interest.
Management Committees:  The Aspen Group also has a number of executive management committees which have oversight of certain risk management processes including the following:
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

Risk Management Committee:  The primary purpose of the Risk Management Committee is to assist the Group Chief Risk Officer in her oversight duties in respect of the design and operation of the Aspen Group’s risk management systems. In particular, the Risk Management Committee has specific responsibilities in relation to the internal model and for the establishment of risk limits for accumulating underwriting and investment exposures and monitoring solvency and liquidity requirements.
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

Risk Management Strategy
We operate an integrated enterprise-wide risk management strategy designed to protect shareholder value in a sustainable and efficient manner while providing a high level of policyholder protection. The execution of our integrated risk management strategy is based on:
•the establishment and maintenance of an internal control and risk management system based on a three lines of defense approach to the allocation of responsibilities between risk accepting units (first line), risk management activity and oversight from other central control functions (second line) and independent assurance (third line);
•identifying material risks to the achievement of the Aspen Group’s objectives including emerging risks;
•the articulation at Group level of our risk appetite and a consistent set of key risk limits for each material component of risk;
•the cascading of risk appetite and key risk limits for material risks to each operating subsidiary and, where appropriate, risk accepting business units;
•measuring, monitoring, managing and reporting risk positions and trends;
•the use, subject to an understanding of its limitations, of the internal model to test strategic and tactical business decisions and to assess compliance with the risk appetite statement; and
•stress and scenario testing, including reverse stress testing, designed to help us better understand and develop contingency plans for the likely effects of extreme events or combinations of events on capital adequacy and liquidity.
Risk Appetite Statement.  The risk appetite statement is a central component of the Aspen Group’s overall risk management framework and is approved by the Board. It sets out, at a high level, how we think about risk in the context of our business model, Aspen Group objectives and strategy, and provides the foundation for decision making during the implementation of our strategy and business plans. It sets out boundary conditions and limits for the level of risk we assume, together with a statement of the reward we aim to receive for this level of risk. Our risk appetite statement comprises the following components:
•Risk preferences:  a high level description of the types of risks we prefer to assume and those we prefer to minimize or avoid;
•Return objective:  a description of the return on capital we seek to achieve, subject to our risk constraints;
•Volatility objective:  a description of earnings volatility tolerance;
•Capital objective:  a description of the target level of risk adjusted capital; and
•Liquidity objective: a description of the target level of liquidity.
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
Group risk: The risk that events or circumstances affecting one or more companies in the Aspen Group threaten the solvency, liquidity or reputation of the Company.
Strategic risk:  The risk of adverse impact on shareholder value or income and capital of adverse business decisions, poor execution or failure to respond to market changes.
Regulatory risk: The potential impact of changes in the regulatory and supervisory regimes in the jurisdictions in which Aspen operates. The risk of non-compliance with regulatory requirements, including ensuring we understand and comply with changes to those requirements is assessed and managed as operational risk.
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
We distinguish between “core” and “non-core” risks. Core risks comprise those risks which are inherent in the operation of our business, including insurance risks in respect of our underwriting operations and market risks in respect of our investment activity. We actively seek core risks with a view to generating shareholder value but seek to manage the resulting volatility in our earnings and financial condition within the limits defined by our risk appetite. However, these core risks are intrinsically difficult to measure and manage and we may not, therefore, be successful in this respect. All other risks, including regulatory and operational risks, are classified as non-core. We seek, to the extent we regard as reasonably practicable and economically viable, to avoid or minimize our exposure to non-core risks.
Risk Limits Frameworks.  Aspen’s Risk Limit Framework translates the risk appetite objectives into measurable criteria. Limits provide primary control for Group-wide accumulated risk exposures and establishes the connections to business planning by placing constraints on risk taking decisions.
Limits are established for the most important drivers of risk at the Group level and express the maximum level of allowable exposure per risk driver. At the highest level, risk limits are approved by the Board of Directors. Monitoring of the Group position against these limits is included in regular reporting to the Board of Directors or its Committees.
Business Distribution
Our business is produced principally through brokers and reinsurance intermediaries. The brokerage distribution channel provides us with access to an efficient, global distribution system without the significant time and expense which would be incurred in creating wholly-owned distribution networks. The brokers and reinsurance intermediaries typically act in the interest of insureds, ceding clients or insurers and are instrumental to our continued relationship with our clients.

The following tables show our gross written premiums by broker for each of our business segments for the twelve months ended December 31, 2020, 2019 and 2018:

	Twelve Months Ended December 31, 2020		Twelve Months Ended December 31, 2019		Twelve Months Ended December 31, 2018
Reinsurance	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total
	($ in millions, except for percentages)
Aon Corporation (1)	$358.0	21.5%	$311.9	21.0%	$363.7	24.3%
Marsh & McLennan Companies, Inc.	358.7	21.6	301.5	20.3	312.1	20.9
Willis Group Holdings, Ltd.	283.4	17.1	278.7	18.8	282.2	18.9
Others (2)	660.7	39.8	593.4	39.9	537.7	35.9
Total	$1,660.8	100.0%	$1,485.5	100.0%	$1,495.7	100.0%
_______________
(1)    On March 9, 2020, Aon plc and Willis Towers Watson announced a definitive agreement to combine, and expect the transaction to close in the first half of 2021.
(2)    Includes gross written premium of $334.8 million related to CGB DS; (2019 — $312.5 million (CGB DS); (2018 —$259.7 million (CGB DS); $33.1 million (AgriLogic).

	Twelve Months Ended December 31, 2020		Twelve Months Ended December 31, 2019		Twelve Months Ended December 31, 2018
Insurance	Gross Written Premiums	% of Total	Gross (3) Written Premiums	% of Total (3)	Gross (3) Written Premiums	% of Total (3)
	($ in millions, except for percentages)
Aon Corporation (1)	$226.7	11.1%	$147.7	7.5%	$180.8	9.3%
Marsh & McLennan Companies, Inc.	211.5	10.4	165.6	8.5	230.9	11.9
Ryan Specialty	151.7	7.4	111.6	5.7	101.1	5.2
Brown & Brown Inc	122.1	6.0	124.9	6.4	121.9	6.2
Willis Group Holdings, Ltd.	103.1	5.0	76.1	3.9	145.1	7.4
CRC Swett	82.2	4.0	76.8	3.9	78.8	4.0
Coastal Insurance Underwriters, Inc	77.3	3.8	61.0	3.1	56.1	2.9
AmWINS Group Inc	74.6	3.7	71.4	3.6	86.4	4.4
Health Plan Intermediaries Holdings (2)	72.0	3.5	14.5	0.7	—	—
Arthur J Gallagher (UK) Limited	62.0	3.0	52.5	2.7	70.8	3.6
Lockton Inc	59.3	2.9	51.4	2.6	56.0	2.9
Others	800.3	39.2	$1,003.4	51.4	$823.3	42.2
Total	$2,042.8	100.0%	$1,956.9	100.0%	$1,951.2	100.0%
______________
(1)    On March 9, 2020, Aon plc and Willis Towers Watson announced a definitive agreement to combine, and expect the transaction to close in the first half of 2021.
(2)    In early 2020, the U.S. accident and health business expanded their capacity under an existing program arrangement. Soon thereafter in March 2020, following strategic reviews we determined to cease underwriting and started to wind down the business. In an effort to mitigate the risks associated with this program, insurance management entered into a 100% quota share arrangement for the 2020 portion of the program. The prior periods are re-presented to mirror the current year breakdown.
(3)    The 2019 and 2018 prior periods are re-presented to replicate the current year breakdown.

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
The key responsibilities of our claims management departments include:
•processing, managing and resolving reported insurance or reinsurance claims efficiently and accurately to ensure the proper application of intended coverage, reserving in a timely fashion for the probable ultimate cost of both indemnity and expense and making timely payments in the appropriate amount on those claims for which we are legally obligated to pay;
•selecting appropriate counsel and experts for claims, manage claims-related litigation and regulatory compliance;
•contributing to the underwriting process by collaborating with underwriting teams and senior management in terms of the evolution of policy language and endorsements and providing claim-specific feedback and education regarding legal activity; and
•contributing to the analysis and reporting of financial data and forecasts by collaborating with the finance and actuarial functions relating to the drivers of actual claim reserve developments and potential for financial exposures on known claims.
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
We currently engage Apollo Asset Management Europe PC LLP, BlackRock Financial Management Inc., DWS Investment Management Americas Inc., Goldman Sachs Asset Management L.P., Conning Asset Management Limited and The Blackstone Group to provide investment advisory and management services for our portfolio of investments. These agreements may be terminated generally by either party on short notice without penalty.

For additional information concerning our investments, refer to Item 5, “Operating and Financial Review and Prospects”, Item 18, Notes 4 and 6 of our consolidated financial statements, “Investments,” and “Fair Value Measurements,” respectively. For additional information concerning Current Expected Credit Losses (“CECL”) on Investments, refer to Note 2(c) of our consolidated financial statements, “Basis of Preparation and Significant Accounting Policies — Accounting for Investments, Cash and Cash Equivalents.”
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
These ratings reflect the respective opinions of S&P and A.M. Best regarding the ability of the relevant Operating Subsidiary to pay claims and are not evaluations directed to our investors or recommendations to buy, sell or hold our securities. These ratings are subject to periodic review by, and may be revised downward or revoked at the sole discretion of, S&P and A.M. Best, respectively.
For a discussion of some potential risks relating to the ratings of our Operating Subsidiaries, refer to Item 3D, “Risk Factors — Strategic Risks — Our Operating Subsidiaries are rated and our Lloyd’s business benefits from a rating by one or more of A.M. Best and S&P and a decline in any of these ratings could adversely affect our standing among brokers and customers and cause our premiums and earnings to decrease” and “Risk Factors — Strategic Risks — We have experienced a ratings downgrade and there can be no assurance that we and our subsidiaries will not experience any further downgrades, which may result in an adverse effect on our business, financial condition and operating results.”

Regulatory Matters
General

The business of insurance and reinsurance is regulated in most countries, although the degree and type of regulation varies significantly from one jurisdiction to another. Compliance obligations are increasing in most jurisdictions as the focus on insurance regulatory controls has escalated in recent years, with particular emphasis on regulation of solvency, risk management and internal controls. The discussion below summarizes the material laws and regulations applicable to our Operating Subsidiaries and, where relevant, Peregrine and Silverton. Our companies have met or exceeded the solvency margins and ratios applicable to them under relevant laws and regulations as at December 31, 2020.
Group Supervision

The Bermuda Monetary Authority (the “BMA”) acts as the group supervisor of the Aspen Group and has named Aspen Bermuda as the designated insurer. The Bermuda Insurance Act 1978 as amended (the “Insurance Act”) and related group supervision regulations (collectively the “Group Supervision Regime”) set out provisions regarding group supervision and the responsibilities of the designated insurer.  The Group Supervision Regime is in addition to the regulation of the Company’s various Operating Subsidiaries in their local jurisdictions.
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
Annual and Quarterly Filings. On an annual basis, the Aspen Group is required to submit to the BMA: (i) a group statutory financial return; (ii) audited group financial statements including notes to the financial statements, in accordance with GAAP Standards (“Group Financial Statements”); and (iii) a group capital and solvency return, which includes the Group Bermuda Solvency Capital Requirement (“BSCR”), a risk-based capital adequacy model, and associated schedules, a Group Solvency Self-Assessment (“GSSA”), a Financial Condition Report (the “FCR”) and an opinion of a BMA approved Group Actuary on the economic balance sheet technical provisions. In addition, the Aspen Group files quarterly group financial returns with the BMA. The GSSA is a self-assessment of our risk and solvency requirements that allows the BMA to obtain our view of the capital resources required to achieve our business objectives and to assess our governance, risk management and controls surrounding this process. The Group Financial Statements are published by the BMA on its website and the FCR is published on our website.
Group Minimum Solvency Margin and Group Enhanced Capital Requirements. Aspen Holdings must ensure that the group’s statutory assets exceed the amount of its statutory liabilities by the aggregate minimum margin of solvency of each qualifying member of the insurance group. A member is a qualifying member if it is subject to solvency requirements in the jurisdiction in which it is registered.
In addition, every insurance group must maintain available statutory capital and surplus in an amount equal to or exceeding its Enhanced Capital Requirement (“ECR). The ECR is determined either by reference to the BSCR model or an approved internal capital model. The Aspen Group currently relies on the BSCR model to establish its ECR. The BMA also expects insurance groups to operate at or above a group Target Capital Level (“TCL”), which the BMA has set at 120% of the group ECR. The Aspen Group holds capital in excess of its TCL as at December 31, 2020.
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

Enhanced Capital Requirements. Similar to the Group requirements, in order to minimize the risk of a shortfall in capital arising from an unexpected adverse deviation, the BMA expects Class 4 insurers such as Aspen Bermuda to maintain a TCL equal to 120% of its ECR. As at December 31, 2020, Aspen Bermuda holds capital in excess of its TCL.
Minimum Solvency Margin and Minimum Liquidity Ratio. Aspen Bermuda is also required to comply with a minimum solvency margin and minimum liquidity ratio in respect of its business. The minimum solvency margin is the greater of: (i) $100,000,000; or (ii) 50% of net written premiums (being gross written premiums less any premiums ceded (not exceeding 25% of gross premiums)) in its current financial year; or (iii) 15% of net losses and loss expense provisions and other insurance reserves; or (iv) 25% of the ECR reported at the end of its relevant year. The minimum liquidity ratio requires that the value of relevant assets not be less than 75% of the amount of relevant liabilities.
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
The Insurance Amendment (No. 2) Act 2018 amended the Bermuda Insurance Act 1978 to provide for the prior payment of policyholders’ liabilities ahead of general unsecured creditors in the event of the liquidation or winding up of an insurer. The amendments provide among other matters that, subject to certain statutorily preferred debts, the insurance debts of an insurer must be paid in priority to all other unsecured debts of the insurer. Insurance debt is defined as a debt to which an insurer is or may become liable pursuant to an insurance contract excluding debts owed to an insurer under an insurance contract where the insurer is the person insured.
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
Peregrine and Silverton
Special Purpose Insurers and Segregated Account Companies. Peregrine and Silverton are registered as SPIs under the Bermuda Insurance Act 1978 licensed to carry on special purpose business. Special purpose business is defined under the Insurance Act as insurance business under which an insurer fully funds its liabilities to the persons insured.
Unlike other (re)insurers, SPIs are fully funded to meet their (re)insurance obligations and are deemed “bankruptcy remote”. As a result, the application and supervision processes are streamlined to facilitate the transparent structure. SPIs are required to file electronic statutory financial returns and the BMA has the discretion to modify such insurer’s statutory filings requirements under the Bermuda Insurance Act 1978. Like other (re)insurers, the principal representative of an SPI has a duty to inform the BMA in relation to solvency matters, where applicable.

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
Economic Substance

Parent, the Company and certain of our Bermuda-domiciled subsidiaries are also subject to the Economic Substance Act 2018, as amended, and the Economic Substance Regulations 2018, as amended (together the “ESA”). The ESA was enacted to demonstrate Bermuda’s commitment to comply with international standards with respect to cooperation for tax purposes and to ensure that Bermuda does not facilitate the use of structures which attract profits, but which do not reflect real economic activity within Bermuda. The ESA provides that a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (“non-resident entity”) that carries on as a business any one or more of the “relevant activities” referred to in the ESA must comply with economic substance requirements. The list of “relevant activities” includes carrying on any one or more of the following activities: banking, insurance, fund management, financing, leasing, headquarters, shipping, distribution and service center, intellectual property and holding entities. Under the ESA, if a company is engaged in one or more “relevant activities”, it is required to maintain a substantial economic presence in Bermuda and to comply with the economic substance requirements set forth in the ESA. A company will comply with those economic substance requirements if it: (a) is managed and directed in Bermuda; (b) undertakes “core income generating activities” (as may be prescribed under the ESA) in Bermuda in respect of the relevant activity; (c) maintains adequate physical presence in Bermuda; (d) has adequate full time employees in Bermuda with suitable qualifications; and (e) incurs adequate operating expenditure in Bermuda in relation to the relevant activity undertaken by it.

The ESA requires entities subject to it to make annual filings with the Bermuda Registrar of Companies to demonstrate the economic substance of the entity’s activities and business in Bermuda. Companies that are licensed to and carry on insurance as a relevant activity are generally considered to operate in Bermuda with adequate substance, with respect to their insurance business, if they comply with the existing provisions of (a) the Companies Act elating to corporate governance; and (b) the Insurance Act, that are applicable to the economic substance requirements, and the Registrar will have regard to such companies’ compliance with the Insurance Act (in addition to compliance with the Companies Act) in his assessment of compliance with the economic substance requirements. For those Aspen entities subject to the ESA, we expect that the filings will continue to meet the ESA requirements.

Privacy Laws

The Bermuda Personal Information Protection Act 2016 (PIPA) regulates how any individual, entity or public authority may use personal information. PIPA reflects a set of internationally accepted privacy principles and good business practices for the use of personal information. Although PIPA was passed on July 27, 2016, the sections that are currently in effect are limited to those that relate to the establishment and appointment of the PIPA commissioner (PIPA Commissioner), the hiring of the PIPA Commissioner’s staff, and the general authority of the PIPA Commissioner to inform the public about PIPA. Following the PIPA Commissioner’s appointment, effective January 20, 2020. On October 30, 2020 the PIPA Commissioner issued guidance regarding privacy safeguarding of personal information by public companies, however, PIPA’s remaining provisions have not been fully implemented and regulations under PIPA have not yet been provided.

In addition, the Insurance Amendment Act of 2020 became operative in August 2020 and requires entities regulated by the BMA to provide notice to the BMA of certain cybersecurity events. As a result, the BMA’s Insurance Sector Operational Cyber Risk Management Code of Conduct, which includes a series of minimum and recommended cybersecurity standards, became effective on January 1, 2021.
U.K. and E.U. Regulation

General. Aspen U.K. is authorized by the PRA to effect and carry out (re)insurance contracts in the U.K. in classes of general (non-life) business and is regulated by both the PRA with respect to prudential matters and by the FCA with respect to the conduct of its business. AMAL is authorized by the PRA and regulated by the PRA with respect to prudential matters and the FCA with respect to the conduct of its business. AUKSSL is authorized and regulated by the FCA with respect to prudential and conduct of business.
Prior to the United Kingdom’s decision to withdraw from the E.U. customs union and single market, an insurance company with authorization to write insurance business in the U.K. could provide cross-border services in other member states of the EEA subject to having notified the appropriate EEA host state regulator via the PRA prior to commencement of the provision of services and the appropriate EEA host state regulator not having good reason to refuse consent. Aspen U.K. had notified the Financial Services Authority (the PRA/FCA’s predecessor) of its intention to write insurance and reinsurance business in all other EEA member states. As a result, prior to Brexit, Aspen U.K. was licensed to write insurance business under the “freedom of services” within all EEA member states (freedom of services and freedom of establishment rights together, “Passporting Rights”) contained in the European Council’s Insurance Directives. Also prior to Brexit, as a general insurer, Aspen U.K. was also able to carry out reinsurance business on a cross-border services basis across the EEA.
Brexit Update
As a result of Brexit concluding on December 31, 2020, Aspen U.K. lost its EEA financial services Passporting Rights. However, AMAL continues to be able to access the EEA market through Lloyd’s Insurance Company, S.A. in Brussels (“Lloyd’s Brussels”). Lloyd’s Brussels commenced underwriting all non-life risks from non-U.K. EEA countries from January 1, 2019. Our business written through Lloyd’s Brussels stamp 5383 is 100% reinsured by Syndicate 4711.
In addition, Aspen Bermuda established a branch in Zurich, Switzerland in 2019 to write property and casualty reinsurance with inception dates of January 1, 2020 and later.

In 2020, Aspen U.K. contacted all thirty EEA regulators where Aspen U.K. had written policies to advise them that Aspen U.K. had ceased writing insurance business in their jurisdiction, and that Aspen U.K. would not actively underwrite new insurance risks, renew risks, or make mid-term adjustments to existing policies in their jurisdiction. Aspen U.K. requested their permission to continue to collect premiums and pay claims (including those that arise in the future) without requiring local authorization.
Confirmation has been received from twenty-four EEA regulators that Aspen U.K. is permitted to continue collecting premium and paying claims under temporary transitional arrangements. Four EEA regulators have not agreed to Aspen U.K.’s request, of which only Sweden has live policies and claims outstanding. The only actions that Aspen U.K. can take in Sweden is the cancellation of policies and return of premiums. Neither of the remaining two EEA regulators who failed to respond to Aspen U.K. have live policies or claims. Aspen U.K. is now writing to certain EEA regulators who have requested further information (e.g. run-off plans) to comply with their temporary transitional arrangements.
For more information on the uncertainty surrounding the implementation and effect of Brexit, refer to Item 3D, “Risk Factors - Regulatory Risks - The United Kingdom’s withdrawal from the E.U. could adversely impact our business, results of operations and financial condition”.
Solvency Requirements. Aspen U.K., Aspen European Holdings Limited (“Aspen European”) and AMAL (by virtue of being a managing agent of Lloyd’s) are required to meet economic risk-based solvency requirements under the E.U. directive covering the capital adequacy, risk management and regulatory reporting for insurers (the “Solvency II Directive”). The Solvency II Directive, together with European Commission “delegated acts’ and guidance issued by the European Insurance and Occupational Pensions Authority (“EIOPA”) set out classification and eligibility requirements, including the features which capital must display in order to qualify as regulatory capital.
Despite the Brexit transitional period coming to an end, the European Union (Withdrawal) Act 2018, as amended, has transposed all applicable direct E.U. legislation into domestic U.K. law, thus ensuring the continuing application of the regulatory framework brought about by the Solvency II Directive under the U.K.’s financial services regulatory regime.
Currently, the European Commission is undertaking a review of the Solvency II Directive, together with the associated European regulations and the European Commission delegated acts (“Solvency II”) and guidance to ensure that the regime remains fit for purpose, calling upon EIOPA to provide technical advice with EIOPA publishing its Opinion on December 17, 2020. The Commission’s proposal on the review is expected for Q3 2021.
In June 2020, the U.K. government revealed plans to review Solvency II to ensure that it is properly tailored to take account of the structural features of the U.K. insurance sector, with Her Majesty’s Treasury publishing a ‘Call for Evidence’ in October 2020, outlining the motives behind the review and inviting feedback on various areas, including, amongst others, the standard formula for capital requirements, the risk margin, the matching adjustment and reporting requirements. The results of the review are not expected to be published until later in 2021.
The Solvency II Directive requires insurers to maintain minimum Solvency Capital Requirement (“SCR”), which is calculated by an approved internal capital model or by a standard formula prescribed by EIOPA in accordance with the Solvency II Directive. Aspen U.K. and Aspen European have received approval from the PRA, and AMAL has received approval from Lloyd’s, to use an agreed Internal Model to calculate their respective SCR. Aspen U.K. and AMAL are required to ensure that the Internal Model operates properly on a continuous basis and that it continues to comply with the “Solvency Capital Requirements - Internal Models” provisions as set out in the PRA rulebook and Solvency II, and, with respect to AMAL, within the Lloyd’s minimum standards. If Aspen U.K. fails to comply with these requirements, the PRA may revoke its approval for Aspen U.K. to use the Internal Model. In addition, failure to adequately capture areas of risk (including as may be identified in the Own Risk and Solvency Assessment (“ORSA”) in the calculation of the SCR may result in the PRA applying a capital add-on to the SCR calculated by the Internal Model. Aspen U.K. must also maintain the ability to calculate its SCR using the Standard Formula as prescribed by EIOPA.
Aspen U.K. and AMAL are required to maintain a minimum margin of solvency equivalent to their SCR at all times, the calculation of which depends on the type and amount of insurance business written as well as reserve, credit, market and operational risks. The financial resources maintained in support of the SCR must be adequate, both as to amount and quality, to ensure that there is no significant risk that an entity’s liabilities cannot be met as they fall due. If the PRA with respect to Aspen U.K. or Lloyd’s with respect to AMAL, considers that there are insufficient capital resources, it can impose additional requirements in relation to the amount and quality of the resources it considers necessary. Any failure to comply with such requirements introduced by regulators can result in intervention by regulators or imposition of sanctions, which could have an adverse effect on Aspen U.K. and/or AMAL’s results and financial position.
Solvency II Regime Reports and Returns. Under the Solvency II Directive regime, Aspen U.K. is required to submit quarterly and annual filings with the PRA, including an annual Solvency and Financial Condition Report (“SFCR”), which must also be posted on Aspen’s website. Aspen U.K. must submit an annual ORSA to the PRA. The ORSA report is produced annually and provides a summary of all of the activity and processes during the preceding year to assess and report on risks and ensure that our overall solvency needs are met at all times including a forward-looking assessment. It also explains the linkages between business strategy, business planning and capital and risk management processes. In 2016, the PRA granted Aspen U.K. a waiver for five years absolving it from the requirement to produce certain regulatory returns at the EEA-sub-group level due to Aspen Bermuda being subject to equivalent group supervision.
Restrictions on Dividend Payments.  The company law of England and Wales prohibits English companies, including Aspen U.K., AMAL and AUL, from declaring dividends to their shareholders unless they have profits available for distribution. The determination of whether a company has profits available for distribution is based on its accumulated realized profits and other distributable reserves less its accumulated realized losses. While the U.K. insurance regulatory rules impose no statutory restrictions on a general insurer’s ability to declare a dividend, the PRA’s rules require each authorized insurance company within its jurisdiction to maintain its solvency margin at all times. Accordingly, Aspen U.K., AMAL and AUL may not pay a dividend if the payment of such dividend would result in their SCR coverage ratio falling below certain levels. In addition, any future changes regarding regulatory requirements, including those described above, may restrict the ability of Aspen U.K., AMAL and AUL to pay dividends in the future.
Brexit and the U.K. GDPR. Following the end of the Brexit Transition Period on December, 31 2020, the E.U. GDPR has been implemented in the U.K. (the “U.K. GDPR”). Under the U.K. GDPR, companies not established in the U.K. but who process personal data in relation to the offering of goods or services to individuals in the U.K., or to monitor their behavior will be subject to the U.K. GDPR and will be required to appoint a data protection representative in the U.K., provided certain exceptions are not met. Otherwise, the requirements of the U.K. GDPR are virtually identical to those of the E.U. GDPR and as such, may lead to similar compliance and operational costs. For information on E.U. GDPR, refer to Item 3, “Risk Factors — Other Operational Risks — Evolving privacy and data security regulations could damage our reputation and cause losses.”
In addition, Brexit has implications for transfers of personal data between the U.K. and the E.U. and vice versa. Transfers of personal data from the U.K. to the E.U. are unrestricted and do not require additional safeguards as the U.K. has formally approved the adequacy of the E.U. and all 12 nations deemed adequate by the E.U. As regards transfers of personal data from the EEA to the U.K, under the terms of the Trade and Cooperation Agreement agreed between the E.U. and U.K. on December 24, 2020, such data flows remain unrestricted until the end of June 2021, provided the U.K. makes no substantive changes to its data protection laws. During this “bridging period”, the European Commission will assess the adequacy of the U.K. from a data protection law perspective. If the European Commission were to grant the U.K. an “adequacy decision”, transfers of personal data from the EEA to the U.K. would continue unrestricted and would not require any additional safeguards. To the extent the European Commission does not grant the U.K. an adequacy decision as at the end of the bridging period, data transfer mechanisms will need to be put in place to legitimize the transfer of personal data from the EEA to the U.K.
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
Aspen U.K. established a property and casualty reinsurance branch in Zurich, Switzerland in 2007. In 2010, Aspen U.K. established an insurance branch in Zurich, Switzerland, which was regulated by FINMA pursuant to the Insurance Supervision Act (Switzerland). In 2017, Aspen U.K. discontinued writing insurance business via the insurance branch in Switzerland. In 2020, Aspen U.K. ceased writing reinsurance via the reinsurance branch in Switzerland, however, FINMA maintains supervision over the Aspen U.K. branch while the business is in run off.
Singapore
In February 2021, ABL received approval from the Monetary Authority of Singapore (“MAS”) to establish a reinsurance branch in Singapore. The activities of this branch are regulated by the MAS pursuant to The Insurance Act of Singapore. ABL is also regulated by the Accounting and Corporate Regulatory Authority (“ACRA”) as a foreign company in Singapore.

Aspen U.K. has also established a reinsurance branch in Singapore that is regulated by the MAS and pursuant to The Insurance Act of Singapore and by ACRA as a foreign company in Singapore. We intend to transition the business currently written through our Aspen U.K. branch in Singapore to the newly established ABL branch beginning in the second quarter of 2021.
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

Dubai

AUKSSL established a branch in Dubai through which it places reinsurance business into Aspen U.K. The Dubai Financial Services Authority DFSA confirmed its approval of the branch in 2015. In November 2019, we determined to close the Dubai branch. The Dubai Branch was voluntarily deauthorized in April 2020 and the branch closure process is expected to be completed in the first half of 2021.
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
Each member of Lloyd’s is required to contribute a percentage of that member’s underwriting capacity for the relevant year of account to the Lloyd’s central fund (the “Central Fund”). If a member of Lloyd’s is unable to pay its debts to policyholders, such debts may be payable by the Central Fund, which in many respects acts as an equivalent to a state guaranty fund in the U.S. If Lloyd’s determines that the Central Fund needs to be increased, it has the power to assess premium levies on current Lloyd’s members. The Council of Lloyd’s has discretion to call or assess up to an additional 3% of a member’s underwriting capacity in any one year as a Central Fund contribution. Our syndicate capacity for the 2020 underwriting year is $565.0 million (2019 underwriting year - $717.6 million).
Lloyd’s Brussels. Lloyd’s Brussels is authorized and regulated by the National Bank of Belgium (“NBB”) and regulated by the Financial Services and Markets Authority (Belgium) (“FSMA”). Lloyd’s Brussels is an authorized insurance company licensed to write non-life risks across the EEA and the U.K. and also maintains 19 branches across Europe. AMAL acts as an outsource provider for Lloyd’s Brussels and, as such, AMAL is required to comply with policies and operating guidelines mandated by Lloyd’s Brussels in order to meet NBB, FSMA and other European regulatory requirements applicable to Lloyd’s Brussels.
Jersey Regulation

In 2010, we purchased APJ Jersey, a Jersey registered insurance company which is subject to the jurisdiction of the Jersey Financial Services Commission (“JFSC”). The JFSC sets the solvency regime for insurance companies under its jurisdiction. APJ Jersey holds funds in excess of the minimum requirement. APJ Jersey ceased underwriting new business in April 2020 and was placed into run-off in June 2020.
U.S. Regulation

General. Our U.S. operations are subject to extensive governmental regulation and supervision by the states and jurisdictions in which insurance entities operating in the U.S. are domiciled, licensed and/or eligible to conduct business. AAIC is licensed to write insurance on an admitted basis in all 50 U.S. states, the District of Columbia, Puerto Rico, Guam and the U.S. Virgin Islands. Aspen Specialty is licensed in North Dakota and is eligible to write surplus lines policies in all 50 U.S. states and the District of Columbia. Aspen U.K. and Syndicate 4711 are not licensed to write insurance on an admitted basis in any state in the U.S., but are alien insurers eligible to write surplus lines business in all 50 U.S. states, the District of Columbia and other U.S. jurisdictions based on their listing in the Quarterly Listing of Alien Insurers of the International Insurers Department (“IID”) of the National Association of Insurance Commissioners (“NAIC”), the organization that works to promote standardization of best practices and assists state insurance regulatory authorities and insurers in the U.S. by promulgating model insurance laws and regulations for adoption by the states. However, model insurance laws and regulations are only effective when adopted by the states. Pursuant to IID requirements, Aspen U.K. and Syndicate 4711 have established a U.S. surplus lines trust fund to secure obligations under U.S. surplus lines policies. As of December 31, 2020, Aspen U.K.’s and Syndicate 4711’s surplus lines trust fund was $208.0 million.
The insurance laws and regulations of our U.S. subsidiaries’ domiciliary states have the most significant impact on our U.S. operations as well as the lead state regulator of an insurance holding company system. AAIC is domiciled in Texas and Aspen Specialty is domiciled in North Dakota. Following the Merger, AAIC and Aspen Specialty became part of the Apollo Global Management Group holding company system. The lead state insurance regulator for the Apollo Global Management Group holding company system is the Iowa Insurance Division.
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
Although the U.S. federal government does not directly regulate the insurance business, federal legislation and administrative policies in several areas can significantly affect the insurance business. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) established the Federal Insurance Office (the “FIO”) within the U.S. Department of the Treasury headed by a Director appointed by the Treasury Secretary. While currently not having a general supervisory or regulatory authority over the business of insurance, the Director of the FIO performs various functions with respect to insurance. The Director of the FIO has also submitted reports to the U.S. Congress on (i) modernization of U.S. insurance regulation (provided in December 2013) and (ii) the U.S. and global reinsurance market (provided in November 2013 and January 2015, respectively). Such reports could ultimately lead to changes in the regulation of insurers and reinsurers in the U.S. In addition, AAIC is a certified surety company approved by the U.S. Department of the Treasury and is subject to federal regulations related to Treasury certified sureties.

State Insurance Holding Company Acts. All U.S. states have laws regulating insurance holding company systems. These laws require insurance companies, which are formed and chartered in the state (referred to as “domestic insurers”), to register with the state department of insurance (referred to as their “domestic state or regulator”) and file information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system. Insurance holding company regulations principally relate to (i) state insurance approval of the acquisition of domestic insurers, (ii) prior review or approval of certain transactions between the domestic insurer and its affiliates, and (iii) regulation of dividends made by the domestic insurer. All transactions within a holding company system affecting domestic insurers must be determined to be fair and reasonable.

As a result of the NAIC’s Solvency Modernization Effort, which dates back to 2008, in 2014, the NAIC adopted the Corporate Governance Annual Disclosure Model Act, which has been enacted by our lead state of Iowa, as well as our domestic states of Texas and North Dakota. The model law requires insurers to make an annual confidential filing regarding their corporate governance policies. In addition, the NAIC adopted the Risk Management and Own Risk and Solvency Assessment Model Act (“ORSA”), which also has been adopted by Iowa, Texas and North Dakota. ORSA requires insurers to maintain a risk management framework and conduct an internal risk and solvency assessment of the insurer’s material risks in normal and stressed environments. Many state insurance holding company laws, including those of Iowa, Texas and North Dakota, have also been amended to require insurers to file an annual confidential enterprise risk report with their lead state regulator, disclosing material risks within the entire holding company system that could pose an enterprise risk to the insurer.
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
In addition, Texas and North Dakota law generally limit the ability of AAIC or Aspen Specialty to pay dividends above a specified level, without prior regulatory approval. Dividends or distributions in excess of specified level are deemed “extraordinary” and are subject to prior notice to and approval of the applicable state insurance regulator.
Aspen U.S. Holdings, Inc. (“Aspen U.S. Holdings”) must also meet its own dividend eligibility requirements under Delaware corporate law in order to distribute any dividends received from AAIC. In particular, any dividend paid by Aspen U.S. Holdings must be declared out of surplus or net profits.
State Risk-Based Capital Regulations.  U.S. insurers are subject to risk-based capital (“RBC”) guidelines that provide a method to measure the total adjusted capital (statutory capital and surplus plus other adjustments) taking into account the specific risk characteristics of the insurer’s investments and products. The risk-based capital requirement for property and casualty insurers measures: (i) underwriting risk, which is the risk of errors in pricing and reserves; (ii) asset risk, which is the risk of asset default for fixed assets and loss-in-market value for equity assets; (iii) credit risk, which is the risk of losses from unrecoverable reinsurance and the inability of insurers to collect agents’ balances and other receivables; and (iv) off-balance sheet risk, which is primarily the risk created by excessive growth. The capital requirements for each risk category are determined by applying specified factors to assets, premiums, reserves and other items, with higher factors for items with greater underlying risk and lower factors for items with less risk. The formula is used by insurance regulators as an early warning tool to identify deteriorating or weakly capitalized companies for the purpose of initiating corrective company action or regulatory action. Insurers having less statutory surplus than required by the RBC model formula will be subject to varying degrees of regulatory action depending on the level of capital inadequacy. As of December 31, 2020, all of our U.S. insurance subsidiaries exceeded the levels that would require company action or regulatory action.
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

Cybersecurity Regulations. The Gramm-Leach-Bliley Act requires financial institutions to safeguard the confidentiality and security of nonpublic personal information. In 2017, new cybersecurity rules took effect for financial institutions, insurers and certain other companies supervised by the New York Department of Financial Services (the “NYDFS Cybersecurity Regulation”), such as AAIC, which is licensed in New York. The NYDFS Cybersecurity Regulation imposes significant regulatory requirements intended to protect the confidentiality, integrity and availability of information systems.

In 2017, the NAIC also adopted the Insurance Data Security Model Law (the “Cybersecurity Model Law”). The Cybersecurity Model Law requires insurers, insurance producers and other entities required to be licensed under state insurance laws to comply with certain requirements under state insurance laws, such as developing and maintaining a written information security program, conducting risk and overseeing the data security practices of third-party vendors. The Cybersecurity Model Law closely resembles the NYDFS Cybersecurity Regulation and has been adopted by several U.S. states. Significant other comprehensive privacy laws have been enacted that some of our businesses are subject to, most notably the California Consumer Privacy Act (CCPA), which went into effect January 1, 2020. Several other states are considering adopting laws and regulations imposing obligations regarding the handling of personal data.
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
Credit for Reinsurance. Aspen U.K. and Aspen Bermuda also provide reinsurance to U.S. cedants.  In general, a U.S. domiciled ceding company that obtains reinsurance from a reinsurer that is licensed, accredited or approved by the jurisdiction in which the ceding company is domiciled is permitted to reflect in its statutory financial statements a credit in an aggregate amount equal to the liability for unearned premiums and loss reserves and loss expense reserves ceded to the reinsurer. Many jurisdictions also permit ceding companies to take credit on their statutory financial statements for reinsurance obtained from unlicensed or non-admitted reinsurers if certain prescribed security arrangements are made. Aspen U.K. and Aspen Bermuda have obtained approval of a multi-beneficiary trust arrangement that satisfies the credit for reinsurance requirements for their U.S. customers. Generally, the minimum trust fund amount is $20.0 million plus an amount equal to 100% of a reinsurer’s U.S. reinsurance liabilities collateralized under this arrangement. Aspen Bermuda has obtained approval to post reduced collateral with respect to obligations owed to cedants domiciled in Florida, New York and North Dakota (i.e., 50% versus 100%).
Recent developments in U.S. and international laws are trending towards eliminating collateral requirements for alien reinsurers operating in non-domestic markets. The Dodd-Frank Act authorized the U.S. Department of the Treasury and the Office of the U.S. Trade Representative to negotiate covered agreements governing certain matters relating to insurance with foreign jurisdictions, including reinsurance collateral, group supervision and exchange of information between supervisory authorities. Such covered agreements could pre-empt state insurance laws. Pursuant to this authority, in September 2017, the U.S. federal authorities and the E.U. signed a covered agreement to address, among other things, group supervision and reinsurance collateral requirements and, in anticipation of Brexit, the U.S. and U.K. signed a covered agreement in December 2018 consistent with the U.S. and E.U. agreement. The U.S. also released a “Statement of the United States on the Covered Agreement with the European Union” (the “Policy Statement”) providing the U.S.’s interpretation of certain provisions in the E.U. agreement. In terms of reinsurance, both covered agreements eliminate collateral and local presence requirements for alien reinsurers that satisfy certain criteria, including being domiciled in a “reciprocal jurisdiction.” U.S. state regulators have until September 22, 2022 to adopt the reinsurance requirements for E.U. and U.K. reinsurers that meet the prescribed minimum conditions set forth in the covered agreements or state law imposing reinsurance collateral requirements may be subject to federal preemption. In 2019 the NAIC adopted additional revisions to its Credit for Reinsurance Model Law and Model Regulation (together, the “2019 Amended Credit for Reinsurance Model Act”) to conform to the reinsurance collateral elimination requirements of the covered Agreements. North Dakota currently has pending legislation to adopt such amendments to the credit for reinsurance model law and the NAIC has recently adopted a new accreditation standard that requires states to adopt the revisions no later than September 1, 2022. The NAIC has approved Bermuda as a “reciprocal jurisdiction.” We will continue to monitor developments in collateral elimination with a view to seeking approval to eliminate Aspen U.K. and Aspen Bermuda collateral requirements in the states and jurisdictions that enact the 2019 Amended Credit for Reinsurance Model Act.
Developing International Matters and Group Capital. In November 2019, the International Association of Insurance Supervisors (IAIS) adopted the Common Framework for the Supervision of Internationally Active Insurance Groups

(ComFrame). ComFrame is applicable to entities that meet the IAIS’s criteria for internationally active insurance groups (IAIGs) and are designated as such. ComFrame establishes international standards for the designation of a group-wide supervisor for each IAIG and for the imposition of group supervision, group capital requirements, uniform standards for insurer corporate governance, enterprise risk management and other control functions and resolution planning applicable to an IAIG in addition to the current legal entity capital requirements imposed by relevant insurance laws and regulations. The NAIC has also promulgated amendments to the insurance holding company system model law that addresses supervision of IAIGs to allow state insurance regulators in the U.S. to be designated as group-wide supervisors for U.S.-based IAIGs or acknowledge another regulatory official acting as the group wide supervisor of an IAIG. In November 2019, the IAIS also adopted a revised version of the risk-based global insurance capital standard (ICS), which is the group capital component of ComFrame. In December 2020, the NAIC adopted a group capital calculation tool (“GCC”) using an RBC aggregation methodology for all entities within an insurance holding company system group, including non-U.S. entities, and is seeking effective equivalency of such tool to the ICS for U.S.-based IAIGs. The NAIC has also adopted changes to the insurance holding company system model law to require, subject to certain exceptions, the ultimate controlling person of every insurer subject to the holding company registration requirement to file an annual group capital calculation with its lead state regulator. The goal is to provide U.S. regulators with a method to aggregate the available capital and the minimum capital of each entity in a group in a way that applies to all groups regardless of their structure. The Policy Statement with respect to the U.S. participation on the covered agreements also provides that the U.S. expects that the GCC will satisfy the group capital assessment requirement under the E.U. and U.K. covered agreements. The NAIC has stated that the calculation will be a regulatory tool and will not constitute a requirement or standard. It is not possible to predict what impact any such regulatory tool may have on our business.
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
Other U.S. Regulated Entities
Investment adviser regulation. Our subsidiary Aspen Capital Advisors Inc. (“Aspen Advisors”) is registered with the SEC as a registered investment adviser. Aspen Advisors is the investment adviser to a private investment fund that primarily invests in securities tied to weather, natural disasters or other insurance risks as well as certain collateralized property catastrophe reinsurance contracts. In the future, Aspen Advisors may form and manage additional privately offered pooled investment vehicles, customize funds for single investors or groups of investors or manage separately managed accounts of other qualified clients on a limited basis. Aspen Advisors net assets under management as at December 31, 2020 were $81.9 million (December 31, 2019 — $97.3 million), all of which were managed on a discretionary basis. The amount disclosed differs from Aspen Advisors “regulatory assets under management” disclosed in Part 1 of its Form ADV, which is calculated in accordance with the requirements of that form.
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
The Company’s principal operating subsidiaries at December 31, 2020 are as follows:

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
D. Property, Plants and Equipment
We lease office space in Hamilton, Bermuda where we are headquartered. In addition, the Company and its subsidiaries lease office space in the United States, the United Kingdom, Australia, Singapore and Switzerland. We renew and enter into leases in the ordinary course of business as required. For more information on our leasing arrangements, refer to Item 18, Note 18 of our consolidated financial statements, “Operating Leases.”
Item 4A.    Unresolved Staff Comments
Not applicable.

Item 5.        Operating and Financial Review and Prospects

The following is a discussion and analysis of our financial condition and results of operations for the twelve months ended December 31, 2020, 2019 and 2018. This discussion and analysis should be read in conjunction with our audited consolidated financial statements and related notes contained in Item 18 of this report. The discussion below includes forward-looking statements, which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. See Item 5G, Safe Harbor below and Item 3D, Risk Factors of this report for a discussion of risks and uncertainties.
Executive Overview

Business Improvement Initiatives. Since 2017, we have implemented a number of strategic initiatives to strengthen the fundamentals of our businesses and better position us to create value over the long-term. This includes the implementation of various recent initiatives following the Merger in February 2019, including underwriting portfolio reviews and decisions to wind down business that did not meet our underwriting performance criteria. We also took strategic steps to reduce volatility in the underwriting portfolio by reducing catastrophe exposure. Despite this, we increased gross written premiums to $3.7 billion, in 2020 up from $3.4 billion in 2019, as we continue to see improving trading conditions and an improved rate environment.

During 2020, we continued our journey to transform the business. This included refocusing on insurance and reinsurance lines and classes of business where we have the expertise, product set and market presence to generate underwriting profits across market cycles; expanding our capital markets capabilities; and continuing to deploy our Strategic Asset Allocation, which is aimed at improving yields in our investment portfolio. Notable transactions include:
•On December 14, 2020 we completed the CGB Sale, realizing a gain on sale of $8.6 million. The CGB Sale will result in a material diminution of our U.S. agricultural business in 2021 and beyond. In 2020, Aspen’s U.S. agricultural business represented $334.8 million in gross written premium, virtually all of which was derived from our relationship with CGB DS. In addition, the Company entered into a commutation agreement with CGB DS (the “Commutation Agreement”), under which we paid $2.2 million to CGB DS as a commutation settlement for the 2018 and 2019 crop years; and
•In July 2020, we sold our renewal rights to our surety insurance book of business to a third party and executed a loss portfolio transfer transaction for the transfer of prior-year liabilities. We currently continue to underwrite only a small portion of surety business on a fronted basis to the purchaser in a renewal rights transaction, which is subject to a 100% quota share reinsurance agreement back to the purchaser, or via a limited reinsurance quota share of the book.

COVID-19. COVID-19 meant that 2020 was a year more challenging than many of us can remember with both profound human and economic consequences. While the vaccine program gives cause for optimism, there can be no doubts that the pandemic will have a deep and lasting impact on business and society.

Aspen responded to the events of last year; we stood by our clients to pay valid claims, continued to selectively write new business to give our trading partners support and confidence, and saw our people demonstrate admirable commitment, determination and expertise in what were extremely trying circumstances for many.

Underlying Underwriting Performance. The company reports an overall combined ratio of 107.3%, which includes $181.2 million (7.1 combined ratio percentage points) of losses, net of reinsurance recoverables. experienced due to COVID-19 as well as a significant catastrophe year of $179.6 million (7.1 combined ratio percentage points).

	For the Twelve Months Ended December 31,
Business Segment	2020	2019	2018
	($ in millions)
Reinsurance
Catastrophes	115.3	130.8	222.2
COVID-19 losses	128.7	—	—
Total Reinsurance catastrophes	244.0	130.8	222.2
Insurance
Catastrophes	64.3	18.1	52.5
COVID-19 losses	52.5	—	—
Total Insurance catastrophes	116.8	18.1	52.5

Total Catastrophes	360.8	148.9	274.7

Improvement in the underlying performance of our portfolio is demonstrated by our accident year ex-catastrophe combined ratio, which has improved significantly to 93.1% from 105.0% in 2019.

Repositioned Reinsurance Coverage. In 2020, the Company continued to reposition certain of its external reinsurance coverages arrangements, notably:
•On March 2, 2020, the Company entered into an adverse development cover reinsurance agreement with a subsidiary of Enstar, pursuant to which Enstar’s subsidiary will reinsure losses incurred on or prior to December 31, 2019. Enstar’s subsidiary will provide $770.0 million of cover in excess of $3.805 billion retention up to an aggregate of $4.575 billion, and an additional $250.0 million of cover in excess above $4.815 billion, up to $5.065 billion. As a result of the ADC, we have significantly reduced our exposure to claims from risks underwritten on or prior to December 31, 2019, and we expect the ADC to significantly reduce volatility from our historical business going forward. The transaction completed during the second half of 2020, following receipt of regulatory approvals and satisfaction of various other closing conditions; and
•On January 1, 2020, the Company entered into a collateralized ceded reinsurance transaction to cover some of its casualty insurance and reinsurance lines. The coverage was provided by a third party capital quota share provider that provided advantageous cede commission terms compared with those available in the open market.

Capital Management. We continue to focus on capital management and maintain our strong capital base. During 2020, the Company undertook the following principal capital management transactions:
•During the fourth quarter of 2020, our parent company Highlands Bermuda Holdco, Ltd. contributed additional capital totaling $268.0 million.

Investment Management. The Company continued its execution of its Strategic Asset Allocation program, including further diversifying its portfolio of privately-held investments, and unwound our remaining exposures to interest rate swaps.

We have successfully reorganized and simplified our operating model around key segments and made a number of senior appointments to the leadership team. At the same time, we are working hard to create a culture at Aspen that can attract and retain the very best talent. As part of this we continue to build an inclusive environment that encourages and empowers a diverse group of people, while also taking steps to consider how we can best manage our impact on the environment and positively affect the communities we serve.

As we look ahead to 2021, we are well-positioned in our refocused insurance and reinsurance lines and classes of business where we have the expertise, product set and market presence to generate underwriting profits, and in a market that we believe will continue to see rate momentum. We continue to hold a significant surplus against our capital requirements, and together with multiple platforms, strong distribution and reputation for technical expertise mean we are well placed to achieve our objective of becoming a top quartile specialty (re)insurer in the near term.

A. Operating Results
Our consolidated financial statements are prepared in accordance with U.S. GAAP. The discussions that follow include tables and commentary relating to our consolidated income statement and our segmental operating results for the twelve months ended December 31, 2020, 2019 and 2018 and should be read in conjunction with our audited consolidated financial statements and related notes contained in this report. This discussion contains forward-looking statements that involve risks and uncertainties and that are not historical facts, including statements about our beliefs and expectations. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and particularly under the headings “Risk Factors,” “Business Overview” and “Cautionary Statement Regarding Forward-Looking Statements” contained in Item 3D and Item 4, and the Explanatory Note of this report, respectively.
Operating highlights
•Gross written premiums of $3,703.6 million in 2020, an increase of 7.6% from 2019.
•Combined ratio of 107.3% for 2020, including $360.8 million, or 14.2 percentage points of pre-tax catastrophe losses. Catastrophe losses, net of reinsurance and $Nil reinstatement premiums, include $181.2 million of losses experienced due to COVID-19 (7.1 combined ratio percentage points) and other catastrophe losses totaling $179.6 million (7.1 combined ratio percentage points). Combined ratio of 113.9% for 2019, which included $143.2 million or 6.3 percentage points of pre-tax catastrophe losses, net of reinsurance and $5.7 million of reinstatement premiums, and 110.0% for 2018, which included $262.9 million, or 12.1 percentage points of pre-tax catastrophe losses, net of reinsurance and $11.8 million of reinstatement premiums.
•Non-operating costs in 2020 of $32.7 million includes $18.2 million of severance and other costs, $12.9 million of impairment charges related to lease assets as a result of sub-leasing certain office space and $1.6 million of amortization of intangible assets and other non-operating expenses. Non-operating costs in 2019 of $125.6 million includes $103.4 million of costs related to the Merger, severance, retention and other costs,$22.2 million of expenses related to the Company’s operating effectiveness and efficiency program, which includes $12.3 million of impairment charges related to lease assets as a result of sub-leasing certain office space.
•Interest rate swap losses in 2020 of $81.1 million (December 31, 2019 — $130.2 million) arising on the fixed for floating rate swaps which were used in the ordinary course of the Company’s investments activities to partially mitigate any negative impact of rises in interest rates on the market value of the Company’s fixed income portfolio. During 2020, we unwound our remaining interest rate swaps and exited our current position.
•Net favorable development on prior year loss reserves of $0.9 million, or 0.0 combined ratio points, for 2020 compared with net adverse development of $(59.5) million, or (2.6) combined ratio points, for 2019 and net favorable development of $111.1 million, or 5.0 combined ratio points, for 2018.
•Net income (loss), adjusted for preference share dividends, on average equity of (4.3)% for 2020 compared with (12.8)% in 2019 and (7.7)% in 2018.
Shareholders’ equity.  Total shareholders’ equity increased by $272.1 million from $2,725.5 million as at December 31, 2019 to $2,997.6 million as at December 31, 2020, the most significant movements of which were as follows:
•$268.0 million additional capital contribution from our parent company Highlands Bermuda Holdco, Ltd.;
•a decrease of $88.9 million in retained earnings primarily due to a net loss of $40.1 million and the payment of $44.5 million in dividends on our outstanding Preference Shares; and
•an increase of $93.0 million in other comprehensive income which included $102.3 million of net unrealized gains on available for sale investments, a $9.6 million loss in foreign currency translation and a $0.3 million net gain in the value of hedged foreign exchange contracts.
As at December 31, 2020, our total shareholders’ equity included Preference Shares with a total value as measured by their respective liquidation preferences of $775.0 million less issue costs of $21.5 million (2019 — $775.0 million less issue costs of $21.5 million).

Consolidated Income Statement

	Twelve Months Ended
	December 31, 2020	December 31, 2019	December 31, 2018
	($ in millions, except for percentages)
Revenues
Gross written premiums	$3,703.6	$3,442.4	$3,446.9
Net premiums written	2,582.9	2,427.9	2,082.0
Gross premiums earned	3,643.5	3,422.4	3,534.4
Net premiums earned	2,532.6	2,293.3	2,214.7
Net investment income	154.6	197.3	198.2
Realized and unrealized investment gains	98.5	97.1	110.0
Other income	49.8	4.9	9.0
Total Revenues	2,835.5	2,592.6	2,531.9
Expenses
Losses and loss adjustment expenses	1,840.8	1,679.7	1,573.0
Amortization of deferred policy acquisition costs	465.7	412.7	371.6
General, administrative and corporate expenses	410.9	521.6	491.7
Interest expense	33.9	20.2	25.9
Change in fair value of derivatives	65.1	144.2	31.8
Change in fair value of loan notes issued by variable interest entities	—	3.1	4.4
Realized and unrealized investment losses	27.4	10.9	174.7
Realized loss on the debt extinguishment	—	5.5	8.6
Net realized and unrealized exchange losses	12.4	11.8	3.5
Other expenses	10.8	1.7	2.7
Total Expenses	2,867.0	2,811.4	2,687.9
(Loss) from operations before income tax	(31.5)	(218.8)	(156.0)
Income tax (expense) / benefit	(8.6)	(22.9)	10.2
Net (Loss)	$(40.1)	$(241.7)	$(145.8)
Ratios
Loss ratio	72.7%	73.2%	71.0%
Expense ratio	34.6%	40.7%	39.0%
Combined ratio	107.3%	113.9%	110.0%
For discussion of 2018 results, refer to our Annual Report on Form 10-K available on the internet site maintained by the SEC at www.sec.gov.
Gross written premiums.  The following table sets forth the overall change in gross written premiums for our two business segments in the twelve months ended December 31, 2020, 2019 and 2018:

	Gross Written Premiums for the Twelve Months Ended December 31,
Business Segment	2020		2019		2018
	($ in millions)	% change	($ in millions)	% change	(in millions)
Reinsurance (1)	$1,660.8	11.8%	$1,485.5	(0.7)%	$1,495.7
Insurance	2,042.8	4.4%	1,956.9	0.3%	1,951.2
Total	$3,703.6	7.6%	$3,442.4	(0.1)%	$3,446.9
____________________
(1)     Includes gross written premium of $334.8 million related to CGB DS (2019 — $312.5 million; 2018 —$259.7 million). Gross written premiums for 2018 include $33.1 million related to AgriLogic.
Overall gross written premiums increased by 7.6% in 2020 compared to 2019. Gross written premiums in our reinsurance segment increased by 11.8% in 2020 compared to 2019 due to growth in property catastrophe reinsurance due to favorable pricing, casualty reinsurance predominately driven by material rate improvements in U.S. casualty lines, and other property reinsurance due to underlying improvements in pricing benefiting pro rata and risk excess lines, partially offset by a reduction in specialty reinsurance lines following the 2019 exit of credit and surety lines. Gross written premiums in our insurance segment increased by 4.4% primarily due to rate improvements in both financial and professional lines insurance and property and casualty insurance lines. Financial and professional lines insurance gross written premiums also increased as a result of our U.S. accident and health business expanding their capacity under an existing program in early 2020. Soon thereafter in March 2020 following strategic reviews we determined to cease underwriting and started to wind down the business, and in an effort to mitigate the risks associated with this program, insurance management entered into a 100% quota share arrangement for the 2020 portion of the program. The increase was partially offset by reduction in marine, aviation and energy insurance lines following the decision to cease writing marine and energy liability business in 2020.
Overall gross written premiums in 2019 decreased by 0.1% compared to 2018. Gross written premiums in our reinsurance segment decreased by 0.7% in 2019 compared to 2018 due to reductions in premiums written in casualty reinsurance and property catastrophe reinsurance, partially offset by a modest increase in other property reinsurance and specialty reinsurance. Gross written premiums in our insurance segment increased by 0.3% in 2019 compared to 2018 due to growth in financial and professional lines insurance, offset by reductions in marine, aviation and energy insurance and property and casualty insurance, where we have either previously exited certain lines of business or have placed certain business into runoff following completion of strategic reviews.
Ceded written premiums. The following table sets forth the overall change in ceded written premiums for our two business segments in the twelve months ended December 31, 2020, 2019 and 2018:

	Ceded Written Premiums for the Twelve Months Ended December 31,
Business Segment	2020		2019		2018
	($ in millions)	% change	($ in millions)	% change	(in millions)
Reinsurance	$358.7	53.0%	$234.4	(25.1)%	$312.8
Insurance	762.0	(2.3)%	780.1	(25.9)%	1,052.1
Total	$1,120.7	10.5%	$1,014.5	(25.7)%	$1,364.9
Total ceded written premiums in 2020 increased by $106.2 million compared to 2019. Changes in our reinsurance program decreased our retention ratio, which is defined as net written premiums as a percentage of gross written premiums, from 70.5% in 2019 to 69.7% in 2020. Ceded reinsurance premiums decreased for our insurance segment, primarily due to reductions in the proportion of business ceded on marine, aviation and energy insurance and property and casualty insurance, partially offset by an increase in the proportion of business ceded on financial and professional lines. Ceded reinsurance premiums increased for our reinsurance segment due to the increase in U.S. agriculture premiums written until sold during 2020, which has a high level of reinsurance protection and the purchase of a new quota share program protecting our casualty reinsurance business line.
Total ceded written premiums in 2019 decreased by $350.4 million compared to 2018, resulting in an increase in our retention ratio from 60.4% in 2018 to 70.5% in 2019. Ceded reinsurance premiums decreased for our insurance segment, primarily due to reductions in the proportion of business ceded on our casualty, financial and professional lines and property quota share programs. Ceded reinsurance premiums decreased for our reinsurance segment due to reductions in cessions in property catastrophe reinsurance, other property reinsurance, specialty reinsurance and casualty reinsurance.
Net premiums earned.  The following table sets forth the overall change in net premiums earned for our two business segments in the twelve months ended December 31, 2020, 2019 and 2018:

	Net Premiums Earned for the Twelve Months Ended December 31,
Business Segment	2020		2019		2018
	($ in millions)	% change	($ in millions)	% change	(in millions)
Reinsurance (1)	$1,292.1	2.9%	$1,255.2	(0.1)%	$1,256.4
Insurance	1,240.5	19.5%	1,038.1	8.3%	958.3
Total	$2,532.6	10.4%	$2,293.3	3.5%	$2,214.7
____________________
(1)     Includes net earned premium of $228.1 million related to CGB DS; (2019 — $299.5 million; 2018 — $243.6 million). Net earned premiums for 2018 include $2.8 million related to AgriLogic.
Net premiums earned increased by $239.3 million, or 10.4%, in 2020 compared to 2019 due to a $221.1 million increase in gross earned premiums and an $18.2 million reduction in ceded earned premiums. Net premiums earned increased by $78.6 million, or 3.5%, in 2019 compared to 2018 due to a $190.6 million decrease in ceded earned premiums partially offset by a $112.0 million decrease in gross earned premiums.

Combined ratio.  We monitor the ratio of losses and loss adjustment expenses, policy acquisition expenses and general and administrative expenses to net earned premium (the “combined ratio”) as a measure of relative performance where a lower ratio represents a better result than a higher ratio. The combined ratios for our two business segments for the twelve months ended December 31, 2020, 2019 and 2018 were as follows:

	Combined Ratios for the Twelve Months Ended December 31,
Business Segment	2020	2019	2018
Reinsurance	101.8%	103.1%	104.0%
Insurance	104.7%	109.7%	104.0%
Total (1)	107.3%	113.9%	110.0%
__________________
(1)     The total combined ratio includes the impact from corporate expenses and non-operating expenses.
The overall combined ratio for 2020 improved by 6.6 percentage points compared to 2019 due to a decrease in both the loss ratio and expense ratio. The decrease in loss ratio was due primarily to a reduction in current accident year losses offset by an increase in catastrophe losses, mainly due to COVID-19. The expense ratio decreased by 6.1 percentage points due to a decrease in both operating and non-operating expenses, due to operating optimization initiatives and the non-recurrence of certain costs associated with the merger transaction in 2019.
The combined ratio for 2019 increased by 3.9 percentage points compared to 2018 due to an increase in the loss ratio and expense ratio. The increase in the loss ratio was due primarily to prior year unfavorable reserve development of $59.5 million and a $24.6 million increase in large losses. The expense ratio for 2019 increased by 1.7 percentage points due to lower ceded commission and an increase in non-operating expenses associated with the merger transaction.
Losses and loss adjustment expenses.  We have presented current year loss ratios adjusted for the impact of catastrophe losses, which include COVID-19 losses for 2020, and prior year reserve movements to derive the current accident year loss ratio excluding catastrophes and COVID-19 losses to aid in the analysis of the underlying performance of the business segments. We have defined major 2020 catastrophe losses as losses associated with COVID-19, Hurricanes Isaias and Laura, wildfires in California and other weather-related events. We have defined major 2019 catastrophe losses as losses associated with Typhoons Faxai and Hagibis, Hurricane Dorian, storms in Australia, Indian monsoons and other weather-related events.
The underlying changes in loss ratios by business segment for the twelve months ended December 31, 2020, 2019 and 2018 are shown in the tables below. The current year adjustments represent catastrophe loss events incurred in those years which reflect net claims and reinstatement premium adjustments.

For the Twelve Months Ended December 31, 2020	Total Loss Ratio	Prior Year Reserve Movements	Current Year Adjustments		Accident Year Loss Ratio Excluding Catastrophes
			Catastrophe Losses	COVID -19 Losses
Reinsurance	74.2%	2.8%	(8.9)%	(10.0)%	58.1%
Insurance	71.1%	(2.8)%	(5.2)%	(4.2)%	58.9%
Total	72.7%	—%	(7.1)%	(7.1)%	58.5%

For the Twelve Months Ended December 31, 2019	Total Loss Ratio	Prior Year Reserve Movements	Current Year Adjustments	Accident Year Loss Ratio Excluding Catastrophes
Reinsurance	73.1%	4.4%	(10.1)%	67.4%
Insurance	73.4%	(11.0)%	(1.7)%	60.7%
Total	73.2%	(2.6)%	(6.3)%	64.3%

For the Twelve Months Ended December 31, 2018	Total Loss Ratio	Prior Year Reserve Movements	Current Year Adjustments	Accident Year Loss Ratio Excluding Catastrophes
Reinsurance	73.8%	5.5%	(17.1)%	62.2%
Insurance	67.4%	4.5%	(5.5)%	66.4%
Total	71.0%	5.0%	(12.1)%	63.9%

For the purpose of the analysis below we have incorporated COVID-19 losses as a catastrophe loss for 2020.
The loss ratio for 2020 of 72.7% improved by 0.5 percentage points compared to 2019 and losses and loss adjustment expenses increased from $1,679.7 million in 2019 to $1,840.8 million in 2020. The decrease in the loss ratio was largely due to a lower current accident year ex-cat ratio of 58.5 % in 2020 compared to 64.3% in 2019 and a $60.4 million favorable movement in the level of prior year reserve releases, from strengthening of $59.5 million in 2019 to release of $0.9 million in 2020. Furthermore, there was a decrease in large losses of $30.4 million which was offset by a $211.9 million increase in catastrophe losses, from $148.9 million in 2019 to $360.8 million in 2020.
The loss ratio for 2019 of 73.2% increased by 2.2 percentage points compared to 2018 and losses and loss adjustment expenses increased from $1,573.0 million in 2018 to $1,679.7 million in 2019. The increase in the loss ratio was largely due to a $170.6 million unfavorable movement in the level of prior year reserve releases, from releases of $111.1 million in 2018 to strengthening of $59.5 million in 2019, primarily from international marine and energy liability products, which we placed in runoff in February 2020. Furthermore, there was an increase in large losses of $24.6 million, including $30.4 million of credit reinsurance losses, $16.4 million of fire-related losses and $47.0 million of other large losses. These movements were partially offset by a $125.8 million decrease in catastrophe losses, from $274.7 million in 2018 to $148.9 million in 2019.
In the reinsurance segment, the loss ratio for 2020 was 74.2% compared to 73.1% in 2019 largely due to an increase in catastrophe losses of $113.2 million and an $18.8 million decrease in reserve releases, offset by a lower current year accident ex cat ratio of 58.1 % in 2020 in comparison to 67.4% in 2019, and a $54.9 million decrease in large losses. In 2020, there were $244.0 million of catastrophe losses, net of reinsurance recoveries, including $128.7 million of losses from COVID-19, $35.3 million from Hurricane Laura, $9.5 million from California Wildfires, $4.7 million from Hurricane Isaias, and $65.8 million of other weather-related events. In 2019, we experienced $130.8 million of catastrophe losses, net of reinsurance recoveries, associated with Typhoons Hagibis and Faxai, Hurricane Dorian, storms in Australia, Indian monsoons and other weather-related events.
In the insurance segment, the loss ratio for 2020 was 71.1% compared to 73.4% in 2019. The decrease in the loss ratio in 2020 was primarily due to a $79.2 million decrease in reserve strengthening, from $114.4 million strengthening in 2019 to $35.2 million strengthening in 2020, increase in net earned premiums of $202.4 million, offset by $24.5 million increase in large losses and a $98.7 million increase in catastrophe losses. In 2020, the insurance segment experienced $116.8 million of catastrophe losses, net of reinsurance recoverables, due to $52.5 million from COVID-19 losses, and $64.3 million from other weather-related events. Large losses experienced during 2020 included $49.2 million of fire, property damage, construction and credit risk related losses.
The loss ratio for 2019 was 73.4% compared to 67.4% for 2018 mainly due to a $157.1 million decrease in reserve releases from a $42.7 million release in 2018 to a $114.4 million strengthening in 2019 and a $5.0 million increase in large losses. These movements more than offset the impact from a $79.8 million increase in net earned premiums. In 2019, our insurance segment experienced $18.1 million of catastrophe losses associated with Hurricane Dorian and other weather-related events.
Overall, prior year reserve releases totaled $0.9 million in 2020, compared with net unfavorable reserve development of $59.5 million in 2019. Reserve releases in the reinsurance segment in 2020 were $36.1 million compared to $54.9 million in 2019 and came primarily from casualty reinsurance, property catastrophe reinsurance and specialty reinsurance, partially offset by strengthening on other property reinsurance lines. Net unfavorable reserve development in the insurance segment in 2020 was $35.2 million compared to net unfavorable reserve development of $114.4 million in 2019 and came primarily from property and casualty insurance lines.
Overall, prior year reserve releases in 2019 decreased by $170.6 million from $111.1 million in 2018 to $59.5 million. Reserve releases in the reinsurance segment in 2019 were $54.9 million and came from property catastrophe reinsurance, other property reinsurance and specialty reinsurance lines partially offset by unfavorable development on casualty reinsurance. Reserve strengthening in the insurance segment in 2019 was $114.4 million compared to releases of $42.7 million in 2018 and came primarily from international marine and energy liability products, which we placed in runoff in February 2020, and unfavorable development on U.S. primary casualty lines. Further information relating to the release of reserves can be found below under “— Reserves for Losses and Loss Adjustment Expenses — Prior Year Loss Reserves.”
Expenses.  We monitor the ratio of expenses to gross earned premium (the “gross expense ratio”) as a measure of the cost effectiveness of our amortization of deferred policy acquisition costs, general, administrative and corporate expenses. The tables below present the contribution of the amortization of deferred policy acquisition costs and general, administrative and corporate expenses to the gross expense ratios and the total net expense ratios for the twelve months ended December 31, 2020, 2019 and 2018. We also present the effect of reinsurance purchased which impacts the reported net expense ratio by expressing the expenses as a proportion of net earned premiums.

	For the Twelve Months Ended December 31, 2020
Ratios Based on Gross Earned Premium	Reinsurance	Insurance	Total (1)
Gross policy acquisition expense ratio	18.0%	20.8%	19.5%
Effect of ceded reinsurance	1.0%	(3.1)%	(1.1)%
Net policy acquisition expense ratio	19.0%	17.7%	18.4%

Gross general, administrative and corporate expense ratio	6.9%	9.7%	11.3%
Effect of ceded reinsurance premiums	1.7%	6.2%	4.9%
Net general and administrative expense ratio	8.6%	15.9%	16.2%

Total net expense ratio	27.6%	33.6%	34.6%

	For the Twelve Months Ended December 31, 2019
Ratios Based on Gross Earned Premium	Reinsurance	Insurance	Total (1)
Gross policy acquisition expense ratio	19.4%	20.0%	19.8%
Effect of ceded reinsurance	1.7%	(5.8)%	(1.8)%
Net policy acquisition expense ratio	21.1%	14.2%	18.0%

Gross general, administrative and corporate expense ratio	7.5%	11.9%	15.2%
Effect of ceded reinsurance premiums	1.4%	10.2%	7.5%
Net general, administrative and corporate expense ratio	8.9%	22.1%	22.7%

Total net expense ratio	30.0%	36.3%	40.7%

	For the Twelve Months Ended December 31, 2018
Ratios Based on Gross Earned Premium	Reinsurance	Insurance	Total (1)
Gross policy acquisition expense ratio	19.1%	19.1%	19.1%
Effect of ceded reinsurance	1.7%	(7.5)%	(2.3)%
Net policy acquisition expense ratio	20.8%	11.6%	16.8%

Gross general, administrative and corporate expense ratio	7.4%	12.3%	13.9%
Effect of ceded reinsurance premiums	2.0%	12.7%	8.3%
Net general, administrative and corporate expense ratio	9.4%	25.0%	22.2%

Total net expense ratio	30.2%	36.6%	39.0%
____________________
(1) The total group general and administrative expense ratio includes corporate and non-operating expenses.
Net policy acquisition expenses increased by $53.0 million in 2020 compared to 2019 and by $41.1 million in 2019 compared to 2018 primarily as a result of increased gross and ceded written premiums.
The decrease in the gross policy acquisition expense ratio from 19.8% in 2019 to 19.5% in 2020 was due to a change in the mix of business written in the insurance segment, and decreased profit commission on certain contracts within the reinsurance segment.
General, administrative, corporate and non-operating expenses decreased by $110.7 million from $521.6 million in 2019 to $410.9 million in 2020. The gross general, administrative and corporate expense ratio in 2020 decreased by 3.9 percentage points compared to the prior period primarily due to a $92.9 million decrease in other non-operating costs, $33.5 million reduction in operating expenses, partially offset by an increase in corporate costs.
Non-operating costs in 2020 totaling $32.7 million includes $18.2 million severance, retention awards and other costs, $12.9 million of impairment charges related to lease assets as a result of sub-leasing certain office space and $1.6 million of amortization of intangible assets and other non-operating expenses.
Non-operating costs in 2019 totaling $125.6 million include $103.4 million of expenses related to the Merger, severance, retention and other costs, and $22.2 million of expenses related to our operational effectiveness and efficiency program, which includes $12.3 million of impairment charges related to lease assets as a result of sub-leasing certain office space.
Net other income. In 2020, we earned other income of $49.8 million (2019 — $4.9 million), which included a gain on the sale of our renewal rights to our surety insurance book of business to a third party, totaling $43.1 million, partially offset by other expenses totaling $10.8 million (2019 — $1.7 million).
Investment gains. Total net realized and unrealized investment gains for the twelve months ended December 31, 2020 were $71.1 million (2019 — gains of $86.2 million), driven primarily by mark to market gains in our fixed income portfolios.
Net investment income.  In 2020, we generated net investment income of $154.6 million, a decrease of 21.6% from the prior year (2019 — $197.3 million), largely as a result of redeploying $770.0 million of the investment portfolio to the adverse development cover. Net investment income in 2020 is comprised primarily of interest on our fixed income securities portfolio.
Change in fair value of derivatives. In the first quarter of 2019, the Company entered into fixed for floating interest rate swaps with a total notional amount of $3,138.0 million due to mature between January 18, 2021 and January 18, 2034. The interest rate swaps were used in the ordinary course of the Company’s investments activities to partially mitigate any negative impact of rises in interest rates on the market value of the Company’s fixed income portfolio. During 2020, we unwound the remaining $1,800.0 million of our interest rate swaps. For the twelve months ended December 31, 2020, there was a loss of $81.1 million (December 31, 2019 — $130.2 million).
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
As at December 31, 2020, we held foreign exchange contracts that were not designated as hedging under ASC 815 - “Derivatives and Hedging” with a notional amount of $1,402.3 million (2019 — $1,696.3 million). The foreign exchange contracts are recorded as derivatives at fair value in the balance sheet with changes recorded as a change in fair value of derivatives in the statement of operations. For the twelve months ended December 31, 2020, the impact of foreign exchange contracts on net income was a gain of $16.0 million (December 31, 2019 — loss of $14 million).
As at December 31, 2020, we held foreign exchange contracts that were designated as hedging under ASC 815 with a notional amount of $90.6 million (2019 — $85.5 million). The foreign exchange contracts are recorded as derivatives at fair value with the effective portion recorded in other comprehensive income and the ineffective portion recorded as a change in fair value of derivatives in the statement of operations. The contracts are considered to be effective and therefore the movement in other comprehensive income representing the effective portion was reflected as a gain of $0.3 million for the twelve months ended December 31, 2020 (December 31, 2019 — gain of $4.8 million).
As the foreign exchange contracts settle, the realized gain or loss is reclassified from other comprehensive income into general, administration and corporate expenses of the statement of operations and other comprehensive income. For the twelve months ended December 31, 2020, the amount recognized within general, administration and corporate expenses for settled foreign exchange contracts was a realized loss of $3.2 million (December 31, 2019 — gain of $0.9 million recognized within general, administration and corporate expenses).
The change in fair value of derivatives in 2020 was attributable to fixed for floating interest rate swaps that had a loss of $81.1 million (2019 — loss of $130.2 million), which was partly offset by a gain on foreign exchange contracts of $16.0 million (2019 —loss of $14.0 million ).
Interest expense. Interest expense of $33.9 million is the interest due on the 2023 Senior Notes together with $19.6 million interest paid on deferred premium payments for an adverse development cover. The increase in the interest charge in the twelve months ended December 31, 2019 was due to the interest payable on deferred premium payments on the adverse development cover reinsurance agreement offset by the redemption, on September 30, 2019, of $125.0 million of our 6.00% Senior Notes due 2020.

Income (loss) before tax. In the twelve months ended December 31, 2020, loss before tax was $31.5 million (2019 —loss of $218.8 million), consisting of the amounts set out in the table below:

	For the Twelve Months Ended
	December 31, 2020	December 31, 2019	December 31, 2018
	($ in millions)
Underwriting (loss)	$(81.9)	$(140.6)	$(87.6)
Corporate expenses	(70.2)	(54.5)	(56.8)
Non-operating expenses	(32.7)	(125.6)	(77.2)
Net other income	39.0	3.2	6.3
Net investment income	154.6	197.3	198.2
Change in fair value of derivatives	(65.1)	(144.2)	(31.8)
Change in fair value of loan notes issued by variable interest entities	—	(3.1)	(4.4)
Realized and unrealized investment gains	98.5	97.1	110.0
Realized and unrealized investment losses	(27.4)	(10.9)	(174.7)
Realized loss on the debt extinguishment	—	(5.5)	(8.6)
Net realized and unrealized foreign exchange (losses)	(12.4)	(11.8)	(3.5)
Interest expense	(33.9)	(20.2)	(25.9)
(Loss) before tax	$(31.5)	$(218.8)	$(156.0)
The improvement in underwriting result in 2020 compared to 2019 was due to an increase in gross earned premium, an improved current accident year excluding catastrophe losses result, and lower operating and non-operating expenses. The decrease in underwriting income in 2019 compared to 2018 was due to an increase in large losses and prior year reserve development.
The increase in corporate expense in 2020 compared to 2019 was due to higher staff costs, increased consulting and other corporate expenses. Non-operating expenses have decreased significantly in 2020 compared to 2019 as the Company has finally embedded the transformational changes from the merger and its operational effectiveness and efficiency program. The results from these initiatives can be seen as the Group’s general and administrative expense ratio has decreased from 22.7% in 2019 to 16.2% in 2020.
Non-operating expenses in 2020 totaling $32.7 million includes $18.2 million of severance, retention awards and other costs, $12.9 million of impairment charges related to lease assets as a result of sub-leasing certain office space and $1.6 million of amortization of intangible assets and other non-operating expenses.
The increase in corporate and non-operating expenses in 2019 compared to 2018 was largely due to a $34.3 million increase in other non-operating costs. Non-operating expenses in 2019 totaling $125.6 million includes $103.4 million of costs related to the Merger, severance, retention and other costs $22.2 million of expenses related to the Company’s operating effectiveness and efficiency program, which includes $12.3 million of impairment charges related to lease assets as a result of sub-leasing certain office space.
Realized loss on debt extinguishment. On June 18, 2018, we redeemed $125.0 million in aggregate principal amount of the 2020 Senior Notes which resulted in a realized loss, or make-whole payment, of $8.6 million.
On September 30, 2019, we redeemed the remaining $125.0 million of our 2020 6.00% Senior Notes resulting in a realized loss, or make-whole payment of $5.5 million.
As at December 31, 2020, Aspen Holdings’ only material debt outstanding was our $300 million 4.650% Senior Notes due 2023 (the “2023 Senior Notes”).
Change in fair value of loan notes issued by variable interest entities. There were no loan notes outstanding since its commutation on July 1, 2019 and therefore we recognized a zero change in fair value of loan notes. The $3.1 million change in the value of the loan notes in 2019 represents the proportion of profit generated by Silverton attributable to third-party investors.
Income tax expense.  There was an income tax expense for the twelve months ended December 31, 2020 of $8.6 million as well as an income tax expense of $22.9 million in 2019. The effective tax rate (defined as the tax charge or credit, divided by the profit or loss before tax), for the twelve months ended December 31, 2020 on our loss before tax was (27.3)% (2019 — (10.5)% ),

The effective tax rate is subject to revision in future periods if circumstances change and depends on the relative profitability of the business underwritten in Bermuda (where the rate of tax on corporate profits is zero), the United Kingdom (where the corporation tax rate is currently 19%) and the United States (where the federal income tax rate is currently 21%).  The tax in each of the years is representative of the geographic spread of our business between taxable and non-taxable jurisdictions in such years.
Net (loss) after tax. We reported a net loss after taxes of $40.1 million in 2020 compared to a net loss of $241.7 million in 2019. The difference in net loss was primarily due to the $58.7 million improvement in the underwriting result, a reduction in non-operating expenses of $92.9 million and the increase in other income due to the gain on the sale of our renewal rights to our surety insurance book of business to a third party, totaling $43.1 million. The net loss of $241.7 million in 2019 compared to the net loss of $145.8 million in 2018 was primarily as a result of unfavorable movement in the level of prior year reserve releases, a decrease in underwriting income and an increase in large losses.
Other comprehensive income. Total other comprehensive income increased by $93.0 million (2019 — $130.5 million increase), net of taxes, for the twelve months ended December 31, 2020. The increase in total other comprehensive income includes a net unrealized gain of $169.4 million in the available for sale investment portfolio (2019 — $158.1 million net unrealized gain) largely attributable to the impact of falling interest rates on our bond portfolios, a $67.1 million reclassification of net realized gains to net income (2019 — $6.8 million reclassified realized gains), a $0.3 million unrealized gain (2019 — $4.0 million unrealized gain) on the hedged derivative contracts and an unrealized loss in foreign currency translation of $9.6 million (2019 — $24.8 million unrealized loss) largely attributable to the impact from the continued strengthening of the U.S. dollar.

Recent Developments
The global spread of COVID-19, and the governmental and regulatory actions taken to mitigate it’s effects, have led to significant and ongoing economic and societal disruption, including significant market volatility. Our business and results have been adversely affected by the COVID-19 crisis in the twelve months ended December 31, 2020. In our Insurance business, we have assessed potential exposures in our accident and health line, which we started to wind down in March 2020, as well as our ongoing operations in property, marine and energy, and casualty lines. In our Reinsurance business, we have assessed potential exposures from contingency (event cancellation), property and casualty lines. Whether losses associated with the COVID-19 crisis could trigger coverage under policies that we write, however, is dependent on specific policy language, terms and exclusions in each case.
Of our total losses for the twelve months ended December 31, 2020, $181.2 million is directly associated with the COVID-19 crisis, net of reinsurance recoverables (which we have established reserves for, a significant portion of which are IBNR reserves in respect of IBNR losses), approximately 70% and 30% were attributable to our Reinsurance and Insurance businesses, respectively.
However, the level of COVID-19 infections continues to rise in certain countries and the threat of new outbreaks and new strains of the virus still looms. Many of the effects resulting from such outbreaks are still active or developing and, as such, it is not possible at this time to provide a definitive estimate of ultimate potential insurance, reinsurance or investment exposures or any other effects the COVID-19 crisis may have on our results of operations, financial condition or liquidity. Accordingly, any assessment as to underwriting or investment exposure which we make at this time represents our current best estimates based on actuarial, reserving and investment management process and may be subject to significant further variation or amendment as circumstances develop or outcomes become clearer. See “Risk Factors — Risks Relating to Recent Developments — The coronavirus pandemic and the responses thereto have already adversely affected our business and operations, and the ultimate effects thereof on our business, our operations and our financial condition and results of operations remain highly uncertain and impossible to predict.
Strategic Initiatives
Sale of Ownership Interest in Crop Re:
On December 14, 2020 we completed the sale of our 23.2% interest in Crop Re to CGB DS (the “CGB Sale”). The CGB Sale has and will result in a material diminution of our U.S. agricultural business in 2021 and beyond. As a part of the CGB Sale, CGB DS paid AAIC $71.1 million for its ownership interest in Crop Re resulting in an $8.6 million gain recognized within realized investment gains, as well as $14.5 million to settle loss carryforwards for the 2018 and 2019 crop years which were recognized within policy acquisition costs. In addition, AAIC entered into a commutation agreement with CGB DS (the “Commutation Agreement”), under which AAIC paid $2.2 million to CGB DS as a commutation settlement for the 2018 and

2019 crop years. The Commutation Agreement does not cover the crop years from 2010 to 2017 or the 2020 crop year, therefore we remain exposed to reinsurance obligations and potential claims in regards to those years.
In 2020, Aspen’s U.S. agricultural business represented $334.8 million in gross written premium, $228.1 million in net earned premium and contributed $8.7 million towards the Group’s net income. Virtually all of which was derived from our relationship with CGB DS. This business has been included within our reinsurance Legacy Lines.
Surety Insurance Business:
In July 2020, we sold our renewal rights to our surety insurance book of business to a third party and executed a loss portfolio transfer transaction for the transfer of prior-year liabilities. We recognized a gain of $43.1 million on this transaction which has been included within other income in the financial statements. We currently continue to underwrite only a small portion of surety business on a fronted basis to the purchaser in a renewal rights transaction, which is subject to a 100% quota share reinsurance agreement back to the purchaser, or via a limited reinsurance quota share of the book. This business has been included within our insurance Legacy Lines.
Sale of Investment in Bene Assicurazioni (“Bene”):
On November 20, 2020 we completed the sale of Bene for $6.1 million realizing a gain on disposal of $1.8 million.
Adverse Development Cover Reinsurance Agreement:
On March 2, 2020, the Company announced that certain subsidiaries of the Company entered into an adverse development cover reinsurance agreement (“ADC”) with a subsidiary of Enstar, pursuant to which Enstar's subsidiary will reinsure losses incurred on or prior to December 31, 2019. Enstar’s subsidiary will provide $770.0 million of cover in excess of $3.805 billion retention, and an additional $250.0 million of cover in excess above $4.815 billion. The transaction completed in September 2020, following satisfaction of various other closing conditions and regulatory approval.
Carbon Syndicate:
In June, Aspen Underwriting Limited (“AUL”) utilized its Funds at Lloyd’s to support Carbon Syndicate 4747 (“Carbon Syndicate”). This was a mid-year pre-emption for a new start up syndicate. The capacity for Carbon Syndicate is £11.7 million ($16.0 million) and AUL has a 60% participation for the 2020 underwriting year (this has been subsequently signed down to 56.09% for the 2021 underwriting year).
Interest Rate Swaps.
In the first quarter of 2019, the Company entered into fixed for floating interest rate swaps with a total notional amount of $3,138.0 million due to mature between January 18, 2021 and January 18, 2034. The interest rate swaps were used in the ordinary course of the Company’s investments activities to partially mitigate any negative impact of rises in interest rates on the market value of the Company’s fixed income portfolio. During 2020, we unwound the remaining $1,800.0 million of our interest rate swaps. For the twelve months ended December 31, 2020, there was a loss of $81.1 million (December 31, 2019 — $130.2 million).
Investment Portfolio:
Our results of operations have been impacted by the transfer of $770.0 million in cash to Enstar as payment for the ADC premium. Our investment portfolio correspondingly was reduced by that amount.
Capital:
During the fourth quarter of 2020, our parent company Highlands Bermuda Holdco, Ltd. contributed additional capital totaling $268.0 million.

Lloyd’s EEA Insurance Policies:
On December 30, 2020, the Company transferred its EEA insurance policies (and related liabilities) underwritten by the Company’s syndicates to Lloyd’s Insurance Company S.A. (“Lloyd’s Brussels”) pursuant to Part VII of the Financial Services and Markets Act 2000 (“Part VII”). On the same date, the Company entered into a 100% Quota Share Reinsurance Agreement whereby Lloyd’s Brussels reinsured all risks on the same policies back to the Company. The purpose of these transactions were to ensure these policies could be serviced after Brexit on December 31, 2020.
The value of the net liabilities transferred was $72.9 million. The Company transferred cash of the same amount to Lloyd’s Brussels. Lloyd’s Brussels subsequently reinsured the same liabilities back to the Company on the same day. The reinsurance premium received was of the same amount of $72.9 million. There was no gain or loss arising on either transaction.

Both the cash transferred for the Part VII transfer and the premium subsequently received back from Lloyd’s Brussels have been included in gross written premiums. The transaction has no impact on equity.

Underwriting Results by Business Segment
We are organized into two business segments, namely reinsurance and insurance. We have determined our reportable segments, Reinsurance and Insurance, by taking into account the manner in which management makes operating decisions and assesses operating performance. Profit or loss for each of the business segments is measured by underwriting profit or loss. Underwriting profit is the excess of net earned premiums over the sum of losses and loss expenses, amortization of deferred policy acquisition costs and general and administrative expenses. Underwriting profit or loss provides a basis for management to evaluate the segment’s underwriting performance.
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
Non-underwriting disclosures.  We provide additional disclosures for corporate and other (non-operating) income and expenses. Corporate and other income and expenses include net investment income, net realized and unrealized investment gains or losses, expenses associated with managing the Aspen Group, certain strategic and other costs, changes in fair value of derivatives and changes in fair value of loan notes issued by variable interest entities, interest expense, net realized and unrealized foreign exchange gains or losses and income taxes, which are not allocated to the business segments. Corporate expenses are not allocated to our business segments as they typically do not fluctuate with the levels of premiums written and are not directly related to our segment operations.
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
Gross written premiums.  The table below shows our gross written premiums for each line of business in our reinsurance segment for the twelve months ended December 31, 2020, 2019 and 2018 and the percentage change in gross written premiums for each line of business:

	For the Twelve Months Ended December 31,
Lines of Business	2020		2019		2018
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Property catastrophe reinsurance	$312.0	25.0%	$249.6	(5.0)%	$262.8
Other property reinsurance	399.8	12.0%	356.9	3.2%	346.0
Casualty reinsurance	394.4	33.8%	294.7	(10.2)%	328.1
Specialty reinsurance	554.6	(5.1)%	584.3	4.6%	558.8
Total	$1,660.8	11.8%	$1,485.5	(0.7)%	$1,495.7
The increase in gross written premiums in 2020 compared to 2019 in property catastrophe reinsurance was primarily due to rate increases. The increase in gross written premiums in other property reinsurance was primarily due to underlying improvements in pricing benefiting pro rata and risk excess lines together with favorable adjustment premiums. The increase in gross written premiums in casualty reinsurance was primarily due to material rate improvements in U.S. casualty lines and favorable adjustment premiums. The decrease in gross written premiums in specialty reinsurance was primarily due to the 2019 exit of credit and surety lines and a reduction in mortgage business lines.
The decrease in gross written premiums in 2019 compared to 2018 in property catastrophe reinsurance was due to portfolio optimization. The increase in gross written premiums in other property reinsurance was due to an increase in property facultative and pro rata premiums. The decrease in gross written premiums in casualty reinsurance was due to reductions in U.S. casualty reinsurance premiums. The increase in gross written premiums in specialty reinsurance was largely due to increases in mortgage and U.S. agricultural reinsurance business, partially offset in a reduction in credit and surety reinsurance business, which during 2019 we exited after selling our renewal rights to a third party.

Ceded written premiums. Total ceded written premiums in 2020 were $358.7 million, an increase of $124.3 million compared to 2019. The increase in ceded written premiums was due to the recognition of U.S. agriculture premiums which have a high level of reinsurance protection and the purchase of a new quota share program protecting our casualty reinsurance business line.
Total ceded written premiums in 2019 were $234.4 million, a decrease of $78.4 million compared to 2018. The decrease in ceded written premiums is due to reductions in cessions in property catastrophe reinsurance, other property reinsurance, specialty reinsurance and casualty reinsurance.
Net premiums earned. Net premiums earned increased by $36.9 million, or 2.9%, in 2020 compared to 2019 largely due to growth in our property catastrophe reinsurance and other property reinsurance, partially offset by a reduction in specialty reinsurance. Net premiums earned decreased by $1.2 million, or 0.1%, in 2019 compared to 2018 largely due to decreased gross earned premiums from our specialty reinsurance and property catastrophe business lines, offset by decreased ceded costs.
Losses and loss adjustment expenses. The loss ratio was 74.2% in 2020, an increase of 1.1 percentage points compared to 73.1% in 2019. The increase in the loss ratio was mainly due to an increase in catastrophe losses of $113.2 million and an $18.8 million decrease in reserve releases, offset by lower current year accident ex-cat ratio of 58.1 % in 2020 in comparison to 67.4% in 2019, and a $54.9 million decrease in large losses.
In 2020, our reinsurance segment experienced $244.0 million of catastrophe losses, net of reinsurance recoveries, including $128.7 million of losses from COVID-19, $35.3 million from Hurricane Laura, $9.5 million from California wildfires, $4.7 million from Hurricane Isaias and $65.8 million from other weather-related events. Large losses experienced in our reinsurance segment during 2020 were $14.3 million, comprised of $1.6 million of aviation losses, $4.1 million of fire-related losses, $1.6 million of water damage-related losses and $7.0 million of business interruption losses unrelated to COVID-19.
The loss ratio in 2019 decreased to 73.1% compared to 73.8% in 2018. The decrease in the loss ratio was mainly due to a $91.4 million decrease in catastrophe losses which offset a $19.6 million increase in large losses and a $13.5 million decrease in reserve releases. In 2019, our reinsurance segment experienced $130.8 million of catastrophe losses, net of reinsurance recoveries, including $42.2 million from Typhoon Hagibis, $33.5 million from Typhoon Faxai, $8.6 million from other Hurricane Dorian, $4.6 million from storms in Australia, $3.4 million from Indian monsoons and $38.5 million from other weather-related events. Large losses experienced during 2019 included $30.4 million of credit reinsurance losses, $16.4 million of fire-related losses, $7.8 million of aviation losses, $8.3 million of satellite-related losses and $6.3 million of bloodstock losses.
Prior year reserve releases totaled $36.1 million in the current period compared with $54.9 million in the twelve months ended December 31, 2019. Reserve releases in 2020 were primarily from casualty reinsurance, property catastrophe reinsurance and specialty reinsurance, partially offset by strengthening on other property reinsurance lines. The reserve releases in 2019 were primarily due to a reduction in reserve releases in our property catastrophe reinsurance, strengthening in casualty reinsurance business lines, partially offset by an increase in prior year reserve releases on specialty reinsurance business lines. The reinsurance segment experienced favorable reserve development on prior year catastrophe losses including wildfires and other weather-related events, partially offset by reserve strengthening from Typhoon Jebi in Japan. There was a $13.5 million reduction in prior year reserve releases from $68.4 million in the twelve months ended December 31, 2018.
Policy acquisition, general and administrative expenses. Amortization of deferred policy acquisition costs were $246.0 million for the twelve months ended December 31, 2020, equivalent to 19.0% of net premiums earned (2019 — $264.9 million or 21.1% of net premiums earned; 2018 — $260.9 million or 20.8% of net premiums earned). The decrease in the acquisition ratio was due to changes in the mix of business and the ceded reinsurance program. The increase in policy acquisition expense ratio in 2019 compared with 2018 was due to an increase in profit commission on certain contracts within the reinsurance segment together with reductions in ceded over-rider commissions.
Our general and administrative expenses decreased by $0.9 million from $111.7 million in 2019 to $110.8 million in 2020. Our general and administrative expense ratio was 8.6% in 2020 compared to 8.9% in 2019 due to cost saving arising from ongoing initiatives. Our general and administrative expense ratio of 8.9% in 2019 decreased from 9.4% in 2018 due to cost saving arising from our previous operating effectiveness and efficiency initiative.

Insurance
Our insurance segment consists of property and casualty insurance, marine, aviation and energy insurance, and financial and professional lines insurance. For a more detailed description of this segment, refer to Item 4, “Business Overview — Business Segments — Insurance” and Item 18, Note 3 of our consolidated financial statements, “Segment Reporting.”

Gross written premiums.  The table below shows our gross written premiums for each line of business for the twelve months ended December 31, 2020, 2019 and 2018 and the percentage change in gross written premiums for each line:

	Twelve Months Ended
Lines of Business	2020		2019		2018
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Property and casualty insurance	$942.5	9.4%	$861.2	(4.7)%	$903.9
Marine, aviation and energy insurance	224.4	(25.6)%	301.7	(18.1)%	368.4
Financial and professional lines insurance	875.9	10.3%	794.0	17.0%	678.9
Total	$2,042.8	4.4%	$1,956.9	0.3%	$1,951.2
The increase in gross written premiums in 2020 compared to 2019 in property and casualty insurance was attributable to rate improvements across our U.S. and U.K. platforms. The increase in gross written premiums in financial and professional lines insurance was largely attributable to rate improvements and new business in Global Professional lines and rate increases in Cyber insurance business. The decrease in gross written premiums in marine, aviation and energy insurance was largely attributable to our decision to cease underwriting international marine liability business in February 2020.
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
Ceded written premiums. Total ceded written premiums for 2020 was $762.0 million, a decrease of $18.1 million from 2019. Ceded written premiums decreased primarily due to reductions in the proportion of business ceded on marine, aviation and energy insurance and property and casualty insurance, partially offset by an increase in the proportion of business ceded on financial and professional lines.
Ceded reinsurance for 2019 was $780.1 million, a decrease of $272.0 million from 2018. Ceded written premiums decreased primarily due to reductions in the proportion of business ceded to our casualty, financial institutions and property quota share programs.
Net premiums earned. Net premiums earned increased by $202.4 million, or 19.5%, in 2020 compared to 2019 largely due to the decision to reduce the proportion of business ceded to reinsurers. Net premiums earned increased by $79.8 million, or 8.3%, in 2019 compared to 2018 due to the impact from the reduction in the proportion of business ceded to our quota share treaties.
Losses and loss adjustment expenses. The loss ratio in 2020 was 71.1% compared to 73.4% in 2019. The decrease in the loss ratio in 2020 was primarily due to a $79.2 million increase in reserve releases, from $114.4 million strengthening in 2019 to $35.2 million strengthening in 2020, increase in net earned premiums of $202.4 million, offset by $24.5 million increase in large losses and a $98.7 million increase in catastrophe losses. The loss ratio in 2019 of 73.4% increased from 67.4% in 2018 due primarily to a $157.1 million decrease in reserve releases, and a $5.0 million increase in large losses. These movements more than offset the impact from a $79.8 million increase in net earned premiums and a $34.4 million decrease in catastrophe losses.
In 2020, the insurance segment experienced $116.8 million of catastrophe losses, net of reinsurance recoverables, due to $52.5 million from COVID-19 losses, and $64.3 million from other weather-related events. Large losses experienced during 2020 included $49.2 million, comprised of $12.9 million of construction related losses, $4.0 million of property damage related losses, $15.3 million of credit risk related losses, $14.5 million of accident and health related losses and $2.5 million related to cyber crime.
In 2019, the insurance segment experienced $18.1 million of catastrophe losses, net of reinsurance recoverables, due to $2.1 million from Hurricane Dorian and $16.0 million other weather-related events. Large losses experienced during 2019 included $24.6 million of U.S. and other weather-related events.
In 2018, the insurance segment experienced $52.5 million of catastrophe losses, net of reinsurance recoverables, due to $4.7 million from U.K. winter storms, $5.8 million from Hurricane Florence, $14.5 million from wildfires in California, $9.6 million from Hurricane Michael, $1.3 million from an Alaskan Earthquake and $16.6 million from other U.S. and Asian weather-related events. Large losses experienced during 2018 included a $6.6 million trade credit loss and $13.0 million of fire-related losses.

In 2020, there was net unfavorable reserve development of $35.2 million compared with $114.4 million in the twelve months ended December 31, 2019. The net unfavorable reserve development was primarily from our property and casualty insurance lines. The reserve strengthening in 2019 was principally from our property and casualty and marine, aviation and energy lines. The reserve releases in 2018 were predominantly from our property and casualty and marine, aviation and energy lines. Prior year reserve releases are further discussed under “Reserves for Losses and Loss Adjustment Expenses” below.
Policy acquisition, general and administrative expenses.  Amortization of deferred policy acquisition costs were $219.7 million in 2020, equivalent to 17.7% of net premiums earned (2019 — $147.8 million or 14.2% of net premiums earned; 2018 — $110.7 million or 11.6% of net earned premium). The increase in the acquisition expense ratio in 2020 compared with 2019 was due to reduction in over-rider commissions from quota share contracts and a change in the mix of business written. The increase in the acquisition expense ratio in 2019 compared with 2018 was largely due to a change in the mix of business written in the insurance segment.
Our general and administrative expenses decreased by $32.6 million to $197.2 million in 2020 from $229.8 million in 2019 (2018 — $239.2 million). Our general and administrative expense ratio was 15.9% in 2020 compared to 22.1% in 2019 due to our continuous efforts on cost saving and operating effectiveness initiatives. The general and administrative expense ratio was 22.1% in 2019 compared to 25.0% in 2018 due to cost saving arising from our previous operating effectiveness and efficiency initiative.

Balance Sheet
Total cash and investments
As at December 31, 2020 and December 31, 2019, total cash and investments, including accrued interest receivable were $7.5 billion and $7.8 billion, respectively. Total cash and investments were mainly affected by the transfer of $770.0 million in cash to Enstar as payment for the ADC premium, offset by additional capital contributed by our parent company Highlands Bermuda Holdco, Ltd. of $268.0 million. Our investment strategy is focused on delivering stable investment income and total return through all market cycles while maintaining appropriate portfolio liquidity and credit quality to meet the requirements of our customers, rating agencies and regulators.
As of December 31, 2020, a significant majority of funds available for investment were deployed in a widely diversified portfolio of high quality, investment grade securities, including U.S. government, corporate and U.S. agency mortgage-backed bonds. We also invest a portion of our portfolio in other investments such as unrated private fixed and floating rate investments and other specialty classes. These securities generally pay higher rate of interest or return and may have a higher degree of credit or default risk.
Book yield for the year ended December 31, 2020 on the fixed income portfolio (including private investments, short term investments and cash within those portfolios) was 2.34%, a decrease of 40 basis points from 2.74% at December 31, 2019. Our fixed income portfolio duration as at December 31, 2020 was 2.7 years compared to 3.2 years as at December 31, 2019. As at December 31, 2020, the average credit quality of our fixed income portfolio was “AA,” with 85.0% of the portfolio being rated “A” or higher. The average rating of our mortgage-backed securities was AA+. As at December 31, 2019, the average credit quality of our fixed income portfolio was “AA-,” with 87.9% of the portfolio being rated “A” or higher. Where the credit ratings were split between the two main rating agencies, S&P and Moody’s, the lowest rating was used.
As at December 31, 2020, the Company had a 1.5% position in a real estate fund and a 3.6% position in middle market loans (MML) and commercial mortgage loans (CML), representing in total 5.1% of our total cash and investments, excluding catastrophe bonds and funds held by variable interest entities (the “Managed Portfolio”). As at December 31, 2019, the Company had a 3.2% position in U.S. Dollar BBB Emerging Market Debt and a 1.4% position in a real estate fund representing in total 3.6% of our Managed Portfolio.
Unrealized gains in the available for sale investment portfolio, net of taxes, were $186.8 million as at December 31, 2020, an increase of $102.3 million from the net $84.5 million unrealized gains as at December 31, 2019.
As at January 1, 2020, we had investments in four entities classified as other investments, equity method: a micro-insurance incubator (“MVI”), Bene Assicurazioni (“Bene”), Digital Risk Resources, LLC (“Digital Re”) and Crop Re. During 2020 we sold our investment in Bene and Crop Re. As at December 31, 2020, the Company has paid $0.5 million of capital as an equity investment in the holding company of a multi-line reinsurer (“Multi-Line Reinsurer”), following the Company having previously, on December 23, 2019, committed $5.0 million as an equity investment. The strategy for the multi-line reinsurer is to combine a diversified reinsurance business, focused primarily on long-tailed lines of property and casualty business and, potentially to a lesser extent, life business, with a diversified investment strategy.
For further information regarding these investments, refer to Item 18, Note 4 of our consolidated financial statements, “Investments.”
On December 20, 2017, the Company committed to, and during 2018 invested $100.0 million as a limited partner to a real estate fund, classified as other investments. The investment objective of the fund is to achieve attractive risk-adjusted returns through the acquisition of income producing, high quality assets in gateway cities located in the U.S. and Canada in the office, retail, industrial and multifamily sectors of the real estate market. On May 1, 2018, the Company received a demand for an initial capital call of $86.2 million and paid the capital call on May 10, 2018. On September 19, 2018, the Company received a demand for the final capital call of $13.8 million and paid the capital on September 28, 2018. As at December 31, 2020 the current fair value of the real estate fund is $109.4 million.

The composition of our cash and investments as at December 31, 2020 and 2019 is summarized below:

	As at December 31, 2020		As at December 31, 2019
	Estimated Fair Value	Percentage of Total Cash and Investments	Estimated Fair Value	Percentage of Total Cash and Investments
	($ in millions except for percentages)
Fixed Income Securities — Available for Sale
U.S. government	$1,101.2	14.7%	$1,413.1	18.1%
U.S. agency	34.3	0.5	39.6	0.5
Municipal	67.1	0.9	50.7	0.6
Corporate	1,826.2	24.3	1,959.8	25.2
Non-U.S. government-backed corporate	63.4	0.8	86.5	1.1
Foreign government	273.1	3.6	328.8	4.2
Asset-backed	2.3	—	0.2	—
Non-agency commercial mortgage-backed	7.4	0.1	6.5	0.1
Agency mortgage-backed	973.1	13.0	1,073.0	13.9
Total Fixed Income Securities — Available for Sale	$4,348.1	57.9%	$4,958.2	63.7%
Fixed Income Securities — Trading
U.S. government	120.5	1.6%	185.0	2.4%
Municipal	3.5	—	3.2	—
Corporate	103.5	1.4	243.2	3.1
High yield loans	9.8	0.1	—	—
Foreign government	41.6	0.6	151.2	1.9
Asset-backed	539.1	7.2	492.4	6.3
Agency mortgage-backed securities	37.6	0.5	53.8	0.7
Total Fixed Income Securities — Trading	$855.6	11.4%	$1,128.8	14.4%
Total other investments, equity method	0.9	—	67.9	0.9
Total other investments (1)	109.4	1.5	111.4	1.4
Total catastrophe bonds — trading	18.8	0.3	28.6	0.4
Privately-held investments — Trading
Commercial mortgage loans	163.6	2.2	156.6	2.0
Middle market loans	112.1	1.5	111.7	1.4
Asset-backed securities	18.6	0.2	8.7	0.1
Equity securities	5.0	0.1	2.7	—
Total privately-held investments — Trading	$299.3	4.0%	$279.7	3.5%
Total short-term investments — available for sale	87.8	1.2	117.6	1.5
Total short-term investments — trading	35.4	0.5	79.2	1.0
Total cash and cash equivalents	1,747.3	23.2	1,030.5	13.2
Total Cash and Investments	$7,502.6	100.0%	$7,801.9	100.0%
Net receivable for securities sold	$1.4		$2.9
Accrued interest receivable	29.3		39.6
Total Investable Assets	$7,533.3		$7,844.4
__________________
(1)     Total other investments represents our investment in a real estate fund. For further information refer to Item 18, Note 4 our consolidated financial statements, “Investments.”

Our mortgage-backed portfolio is supported by loans diversified across a number of geographic and economic sectors. The following table summarizes the fair value of our mortgage-backed securities by rating and class as at December 31, 2020:

	AAA	AA+ and Below	Total
	($ in millions)
Agency	$—	$1,010.7	$1,010.7
Non-agency commercial	—	7.4	7.4
Total mortgage-backed securities	$—	$1,018.1	$1,018.1
The average rating of our mortgage-backed portfolio was AA+.
Sub-prime securities. We define sub-prime related investments as those supported by, or containing, sub-prime collateral based on creditworthiness. We do not invest directly in sub-prime related securities.
As at December 31, 2020, the Company had invested $5.0 million in equity securities in privately-held investments, as part of the Company’s strategic asset allocation. We had no other investments in equity securities as at December 31, 2020.
The total investment return from trading equity portfolios for the twelve months ended December 31, 2020, 2019 and 2018 were as follows:

	For the Twelve Months Ended
Trading Equity Portfolio	December 31, 2020	December 31, 2019	December 31, 2018
	($ in millions)
Dividend income	$—	$—	$2.1
Realized investment gains	—	—	69.5
Change in net unrealized gains, gross of tax	—	—	(75.7)
Realized foreign exchange gains	—	—	4.9
Net unrealized foreign exchange losses	—	—	(0.6)
Total investment return from the trading equity portfolio	$—	$—	$0.2
Valuation of Investments
Fair Value Measurements.  Our estimates of fair value for financial assets and liabilities are based on the framework established in the fair value accounting guidance included in ASC Topic 820, Fair Value Measurements and Disclosures. For a description of the framework, refer to Item 18, Note 6 of our consolidated financial statements, “Fair Value Measurements.”
Valuation of Investments, Equity Method.  The value of our investments in MVI, Digital Re and Multi-line Reinsurer are based on our share of the capital position of the entities which includes income and expenses reported in quarterly management accounts. Each of MVI, Digital Re and Multi-line Reinsurer is subject to annual audit evaluating the financial statements of the entities. We periodically review the management accounts of MVI, Digital Re and Multi-line Reinsurer and evaluate the reasonableness of the valuation of our investment.
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
Current Expected Credit Losses (“CECL”) / Other-than-temporary Impairment of Investments. Following the Company’s adoption of ASU 2016-13 “Financial Instruments - Credit Losses (Topic 326)”, effective January 1, 2020, credit losses on available for sale debt securities accounting policy is applicable; prior to this date, the comparative periods presented the other-than-temporary impairment of investment accounting policy which was applicable:
Credit Losses on Available for Sale Debt Securities. A detailed analysis is performed each reporting period end to assess declines in the fair values of available for sale debt securities. Our credit loss model employs a discounted cash flow approach across all asset classes. Credit losses are only computed for assets held at an unrealized loss at the balance sheet date and will have a fair value floor. Default probabilities are estimated for each rating from AAA to C and analysis is undertaken separately for different assets classes and geographies. The expected credit losses, and subsequent adjustments to such losses are recorded within net realized gains/(losses) and is deducted from the amortized cost basis of the financial asset, with the net carrying value of the financial asset presented on the consolidated balance sheet at the amount expected to be collected.
Following the adoption of these ASUs with effect from January 1, 2020, the Company recognized a reduction in the Company’s available-for-sale investment portfolio by $0.6 million, recognizing current expected credit losses adjustment of $0.6 million through opening retained earnings. As at December 31, 2020 we recognized a credit loss provision of $0.2 million, realizing a gain of $0.4 million within the twelve months ended December 31, 2020.
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
Reserves by segment.  As at December 31, 2020, we had total net loss and loss adjustment expense reserves of $3,970.1 million (December 31, 2019 — $4,632.0 million). This amount represented our best estimate of the ultimate liability for payment of losses and loss adjustment expenses. Of the total gross reserves for unpaid losses of $7,165.3 million at the balance sheet date of December 31, 2020, a total of $3,887.2 million, or 54.3%, represented IBNR claims (December 31, 2019 — $3,682.8 million and 53.0%, respectively). The following tables analyze gross and net loss and loss adjustment expense reserves by business segment as at December 31, 2020 and 2019, respectively:

	As at December 31, 2020
Business Segment	Gross	Reinsurance Recoverable	Net
	($ in millions)
Reinsurance	$3,150.6	$(1,054.9)	$2,095.7
Insurance	4,014.7	(2,140.3)	1,874.4
Total losses and loss expense reserves	$7,165.3	$(3,195.2)	$3,970.1

	At December 31, 2019
Business Segment	Gross	Reinsurance Recoverable	Net
	($ in millions)
Reinsurance	$3,152.9	$(547.0)	$2,605.9
Insurance	3,798.9	(1,772.8)	2,026.1
Total losses and loss expense reserves	$6,951.8	$(2,319.8)	$4,632.0
The increase in reinsurance recoverables in 2020 compared with 2019 was due predominantly to the recognition of an additional $770.0 million reinsurance recoverable upon entering into an adverse development cover reinsurance agreement with a subsidiary of Enstar, pursuant to which Enstar’s subsidiary will reinsure losses incurred on or prior to December 31, 2019.

Enstar’s subsidiary will provide $770.0 million of cover in excess of $3.805 billion retention up to an aggregate of $4.575 billion, and an additional $250.0 million of cover in excess above $4.815 billion, up to $5.065 billion.
The gross reserves may be further analyzed between outstanding claims and IBNR as at December 31, 2020 and 2019 as follows:

	As at December 31, 2020
	Gross Outstandings	Gross IBNR	Gross Reserve	% IBNR
	($ in millions, except for percentages)
Reinsurance	$1,541.3	$1,609.3	$3,150.6	51.1%
Insurance	1,736.8	2,277.9	4,014.7	56.7%
Total losses and loss expense reserves	$3,278.1	$3,887.2	$7,165.3	54.3%

	As at December 31, 2019
	Gross Outstandings	Gross IBNR	Gross Reserve	% IBNR
	($ in millions, except for percentages)
Reinsurance	$1,535.8	$1,617.1	$3,152.9	51.3%
Insurance	1,733.2	2,065.7	3,798.9	54.4%
Total losses and loss expense reserves	$3,269.0	$3,682.8	$6,951.8	53.0%
Prior year loss reserves.  For the twelve months ended December 31, 2020, overall our estimate of ultimate net claims to be paid in respect of prior accident years remained broadly unchanged, decreasing $0.9 million. An analysis of this overall net increase/(decrease) by business segment is as follows for each of the twelve months ended December 31, 2020, 2019 and 2018:

	For the Twelve Months Ended
Business Segment	December 31, 2020	December 31, 2019	December 31, 2018
	($ in millions)
Reinsurance	$36.1	$54.9	$68.4
Insurance	(35.2)	(114.4)	42.7
Total losses and loss expense reserves changes	$0.9	$(59.5)	$111.1
For the twelve months ended December 31, 2020. The analysis of the development by each segment is as follows:
Reinsurance. Net reserve releases of $36.1 million in 2020 were mainly due to releases on casualty reinsurance, property catastrophe reinsurance and specialty reinsurance, partially offset by strengthening on other property reinsurance lines.
Insurance. Net unfavorable reserve development of $35.2 million in 2020 was primarily from our property and casualty lines and financial and professional lines, partially offset by net favorable reserve development on marine, aviation and energy lines.
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
Property treaty pro rata contributed significantly to our reinsurance segment where we wrote $285.1 million in gross written premium in 2020 (2019 — $251.4 million), or 17.2% of the gross written premiums in our reinsurance segment, of which $5.0 million was estimated (2019 — $36.9 million) and $280.1 million was reported by the cedants (2019 — $214.5 million). Excluding the impact of costs, such as reinsurance premiums and operating expenses, we estimate that the impact of a $1.0 million increase/decrease in our estimated gross written premiums in our property treaty pro rata business would increase/decrease net income before tax by approximately $0.1 million for the year ended December 31, 2020 (2019 — $0.1 million increase/decrease).
The most likely drivers of change in our premium estimates in decreasing order of magnitude are:
•changes in renewal rate or rate of new business acceptances by cedant insurance companies leading to lower or greater volumes of ceded premiums than our estimate, which could result from changes in the relevant primary market that could affect more than one of our cedants or could be a consequence of changes in marketing strategy or risk appetite by a particular cedant;
•changes in the rates being charged by cedants; and
•differences between the pattern of inception dates assumed in our estimate and the actual pattern of inception dates.
We anticipate that ultimate premiums might reasonably be expected to vary by up to 5% as a result of variations in one or more of the assumptions described above, although larger variations are possible. Based on gross written premiums of $285.1 million (2019 — $251.4 million) in our property reinsurance treaty pro rata account as at December 31, 2020, a variation of 5% could increase or reduce net income before tax by approximately $Nil (2019 — $0.1 million).
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

Reserving Approach
We are required by U.S. GAAP to establish loss reserves for the estimated unpaid portion of the ultimate liability for losses and loss expenses (“ultimate losses”) under the terms of our policies and agreements with our insured and reinsured customers. Our loss reserves comprise the following components:
•the cost of claims reported to us but not yet paid known as case reserves (“case reserves”);
•Reserves to cover the anticipated cost of IBNR claims. Within this, we also include the potential development of reported claims; and
•the expenses associated with settling claims, including legal and other fees and the general expenses of administering the claims adjustment process, known as the loss adjustment expenses (“LAE”).
Prior to the selection of the reserves to be included in our financial statements, our actuarial team employs a number of techniques to determine the actuarial central estimate which is presented to the Group Loss Reserve Committee. The Committee reviews and evaluates the actuarial central estimate and provides input to management for its determination of the management best estimate.
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
IBNR Reserves.  The need for IBNR reserves arises from time lags between when a loss occurs and when it is actually reported and settled. By definition, we do not have specific information on IBNR claims so they need to be estimated by actuarial methodologies. IBNR reserves are therefore generally calculated at an aggregate level and cannot generally be identified as reserves for a particular loss or contract. We calculate IBNR reserves by class of business within each line of business. Where appropriate, analyses may be conducted on sub-sets of a class of business. IBNR reserves are calculated by projecting our ultimate losses on each class of business and subtracting paid losses and case reserves. IBNR reserves also cover the anticipated cost of claims incurred but not reported, within this we also include any potential development of reported claims. Over recent years, we have begun to place greater reliance on our actual actuarial experience for our long-tail lines of business that we have written since our inception in 2002. We believe that our earliest accident years are now capable of providing us with meaningful actuarial indications. Estimates and judgments for new insurance and reinsurance lines of business are more difficult to make than those made for more mature lines of business because we have more limited historical information through December 31, 2020.
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
Actuarial Methodologies.  The main projection methodologies that are used by our actuaries are as follows:
•Initial expected loss ratio (“IELR”) method:  This method calculates an estimate of ultimate losses by applying an estimated loss ratio to an estimate of ultimate earned premium for each accident year. The estimated loss ratio may be based on pricing information and/or industry data and/or historical claims experience revalued to the year under review.
•Bornhuetter-Ferguson (“BF”) method:  The BF method uses as a starting point an assumed IELR and blends in the loss ratio, which is implied by the claims experience to date using benchmark loss development patterns on paid claims data (“Paid BF”) or reported claims data (“Reported BF”). Although the method tends to provide less volatile indications at early stages of development and reflects changes in the external environment, it can be slow to react to emerging loss development and can, if the IELR proves to be inaccurate, produce loss estimates which take longer to converge with the final settlement value of loss.
•Loss development (“Chain Ladder”) method:  This method uses actual loss data and the historical development profiles on older accident years to project more recent, less developed years to their ultimate position.
•Exposure-based method:  This method is typically used for specific large catastrophic events such as a major hurricane. All exposure is identified and we work with known market information and information from our cedants to determine a percentage of the exposure to be taken as the ultimate loss.
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
Reserving Procedures and Process.  Our actuaries calculate the IELR, BF and Chain Ladder and, if appropriate, other methods for each class of business and each accident year. They then calculate a single point actuarial central estimate (“ultimate”) for each class of business and provide a stochastic distribution around the mean for each line of business. The actuarial methodologies involve significant subjective judgments reflecting many factors, including but not limited to, changes in legislative conditions, changes in judicial interpretation of legal liability policy coverages and inflation. Our actuaries collaborate with our underwriting, claims, legal and finance teams in identifying factors which are incorporated in their range of ultimates in which management’s best estimate is most likely to fall.
There are no differences between our year-end and our quarterly internal reserving procedures and processes because our actuaries perform the basic projections and analyses described above for each class of business quarterly.
Selection of Reported Gross Reserves.  The Reserve Committee, reviews and evaluates the actuarial central estimate and provides input to management for its determination of management best estimate of reserves for each line of business. Management selects the “management best estimate” by considering all the information provided to them and the risks and uncertainties associated with the actuarial mean best estimate. Management has to date selected its best estimate above that of the actuarial central estimate. The management’s best estimate provides the basis for management’s recommendation to the Audit Committee and the Board regarding the reserve amounts and related disclosures to be recorded in our financial statements.
There is one Reserve Committee, that makes final reserving recommendations. The Reserve Committee currently consists of the Group Chief Financial Officer (the chairperson), the President and Chief Underwriting Officer of Aspen Re, the President and Chief Underwriting Officer of Aspen Insurance, the Group CEO and the Group Chief Actuary.
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
Allowance is made, however, for changes or uncertainties which may create distortions in the underlying statistics or which might cause the cost of unsettled claims to increase or reduce when compared with the cost of previously settled claims, including:
•changes in our processes which might accelerate or slow down the development and/or recording of paid or incurred claims;
•changes in the legal environment (including challenges to tort reform);
•the effects of inflation;

•changes in the mix of business;
•the impact of large losses; and
•changes in our cedants’ reserving methodologies.
These factors are incorporated in the recommended reserve range from which management selects its best point estimate. We take all reasonable steps to ensure that we utilize all appropriate information and actuarial techniques in establishing our IBNR reserves. However, given the uncertainty in establishing claims liabilities, it is likely that the final outcome will prove to be different from the original provision established at the balance sheet date. Changes to our previous estimates of prior period loss reserves impact the reported calendar year underwriting results by worsening our reported results if the prior year reserves prove to be deficient or improving our reported results if the prior year reserves prove to be redundant. As at December 31, 2020, a 5% change in the gross reserve for IBNR losses would have equated to a change of approximately $194.4 million in loss reserves which would represent 617.1% of loss before income tax for the twelve months ended December 31, 2020. As at December 31, 2019, a 5% change in the gross reserve for IBNR losses would have equated to a change of approximately $184.1 million in loss reserves which would represent 84.1% of income before income tax for the twelve months ended December 31, 2019. A 5% change in our net loss reserves equates to $198.5 million and represents 6.6% of shareholders’ equity as at December 31, 2020.
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
We believe that there is potentially significant risk in estimating loss reserves for long-tail lines of business and for immature accident years that may not be adequately captured through traditional actuarial projection methodologies. As discussed above, these methodologies usually rely heavily on projections of prior year trends into the future. In selecting our best estimate of future liabilities, we consider both the results of actuarial point estimates of loss reserves in addition to the stochastic distribution of reserves. In determining the appropriate best estimate, we review (i) the position of overall reserves within the actuarial distribution, (ii) the result of bottom up analysis by accident year reflecting the impact of parameter uncertainty in actuarial calculations, and (iii) specific qualitative information on events that may have an effect on future claims development but which may not have been adequately reflected in actuarial best estimates, such as the potential for outstanding litigation or claims practices of cedants to have an adverse impact.
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
Management’s best estimate of the net reserve for losses and loss expenses as at December 31, 2020 was $3,970.1 million. The following tables show the effect on estimated net reserves for losses and loss expenses as at December 31, 2020 of a change in two of the most critical assumptions in establishing reserves: (i) loss emergence patterns, accelerated or decelerated by three and six months; and (ii) expected loss ratios varied by plus or minus five and ten percent. Accelerated loss emergence patterns indicates a higher development percentage of losses, therefore requiring lower IBNR than previously expected and hence resulting in a lower ultimate.
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

Net reserve for losses and loss expenses as at December 31, 2020 — Sensitivity to loss emergence patterns

Change in assumption	Reserve for losses and loss expenses
($ in millions)
Six month acceleration	$3,699.6
Three month acceleration	$3,834.8
No change (selected)	3,970.1
Three month deceleration	$4,105.4
Six month deceleration	$4,240.6
Net reserve for losses and loss expenses as at December 31, 2020 — Sensitivity to expected loss ratios

Change in assumption	Reserve for losses and loss expenses
($ in millions)
10% favorable	$3,738.9
5% favorable	$3,848.6
No change (selected)	3,970.1
5% unfavorable	$4,122.5
10% unfavorable	$4,303.6

The most significant variance in the above scenarios (i.e., a 10% unfavorable movement in expected loss ratios) would have the effect of increasing losses and loss expenses by $333.5 million. The reserve for unallocated loss adjustment expenses, included within the above sensitivity analysis, can also vary due to changes in yield assumptions where a 0.1% decrease could have the effect of increasing loss and loss expenses by an estimated $20 million.
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
Valuation of Investments Measured Using Significant Unobservable Inputs
The Company’s estimates of fair value for financial assets and liabilities are based on the framework established in the fair value accounting guidance included in ASC Topic 820, “Fair Value Measurements and Disclosures.” The framework prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or liability.
The Company considers prices for actively traded securities to be derived based on quoted prices in an active market for identical assets.
The Company considers prices for other securities that may not be as actively traded which are priced via pricing services, vendors and broker-dealers, or with reference to interest rates and yield curves, to be derived based on inputs that are observable for the asset, either directly or indirectly,
The Company considers securities, other financial instruments, privately-held investments and derivative insurance contracts subject to fair value measurement whose valuation is derived by internal valuation models to be based largely on unobservable inputs. Unobservable inputs are assumptions used by the Company using the best available information at the time of making these valuation assumptions. Level 3 financial instruments have the least use of observable market inputs used to determine fair value. As at December 31, 2020, the Company classified privately-held investments of $299.3 million as Level 3 as a result of significant unobservable inputs used to determine fair value.
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
See also Quantitative and Qualitative disclosures about Market Risk in Item 11 of this report for further details on interest rate and credit spread risk and a sensitivity analysis of interest rate on the valuation of the Company’s investment.

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
As at December 31, 2020, Aspen Holdings held $91.9 million (December 31, 2019 — $117.6 million) of cash, cash equivalents and investments. Management considers the current cash and cash equivalents, together with dividends declared or expected to be declared by subsidiary companies and our credit facilities, sufficient to appropriately satisfy the liquidity requirements of Aspen Holdings. Aspen Holdings’ liquidity depends on dividends, capital distributions and interest payments from our Operating Subsidiaries. Aspen Holdings also has recourse to the credit facility described under “Letter of Credit Facilities” below.
The ability of our Operating Subsidiaries to pay dividends or other distributions is subject to the laws and regulations applicable to each jurisdiction, as well as the Operating Subsidiaries’ need to maintain capital requirements adequate to maintain their insurance and reinsurance operations and their financial strength ratings issued by independent rating agencies. We do not expect to suffer tax on foreign earnings since our significant source of earnings outside of Bermuda is the U.K. and no taxes are imposed on profits repatriated from the U.K. to Bermuda. For a further discussion of the various restrictions on our ability and our Operating Subsidiaries’ ability to pay dividends, refer to Item 4, “Business Overview — Regulatory Matters.” For a discussion of the volatility and liquidity of our other investments, refer to Item 3D, “Risk Factors — Market and Liquidity Risks,” and for a discussion of the impact of insurance losses on our liquidity, refer to Item 3D, “Risk Factors — Insurance Risks” and Item 18, Note 15 of our consolidated financial statements, “Statutory Requirements and Dividend Restrictions.”
Operating Subsidiaries. As at December 31, 2020, the Operating Subsidiaries held $1,600.2 million (December 31, 2019 — $1,062.7 million) in cash and short-term investments that are readily realizable securities. Management monitors the value, currency and duration of cash and investments held by the Operating Subsidiaries to ensure they are able to meet their insurance and other liabilities as they become due and was satisfied that there was a comfortable margin of liquidity as at December 31, 2020 and for the foreseeable future.
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
The liquidity of our Operating Subsidiaries is also affected by the terms of our contractual obligations to policyholders and by undertakings to certain regulatory authorities to facilitate the issue of letters of credit or maintain certain balances in trust funds for the benefit of policyholders, or restricted for other reasons. The following table shows the forms of collateral or other security provided in respect of these obligations and undertakings as at December 31, 2020 and December 31, 2019:

	As at December 31, 2020		At December 31, 2019
	($ in millions, except percentages)
Regulatory trusts and deposits:
Affiliated transactions	$1,027.9		$754.9
Third party	2,762.2		2,766.6
Letters of credit / guarantees	516.8		635.4
Total restricted assets (excluding illiquid assets)	4,306.9	0	4,156.9
Other investments — real estate fund (illiquid assets)	109.4		111.4
Total restricted assets and illiquid assets	$4,416.3		$4,268.3
Total as percent of cash and invested assets	58.6%		54.4%
Refer to Item 18, Note 20(a), “Commitments and Contingencies — Restricted Assets” of our consolidated financial statements for further detail on our trust fund balances which we are required to maintain in accordance with contractual obligations to policyholders and in compliance with regulatory requirements.
Consolidated cash flows for the twelve months ended December 31, 2020. Total net cash flow used in operations for the twelve months ended December 31, 2020 was $672.7 million, a $334.9 million increase in cash used from the equivalent period in 2019. The increase in cash used in operations for the twelve months ended December 31, 2020 is mainly attributable the purchase of the adverse development cover. For the twelve months ended December 31, 2020, the cash flow used in operations required funds to be realized from the investment portfolio. We paid net claims of $1,764.6 million in 2020 and generated cash inflows of $1,151.2 million from investing during the period.
Cash flow from financing activities were $223.5 million, including additional capital contribution of $268.0 million, offset by preference share dividends of $44.5 million. At December 31, 2020, we had a balance of cash and cash equivalents of $1,747.3 million.
Consolidated cash flows for the twelve months ended December 31, 2019. Total net cash flow used in operations for the twelve months ended December 31, 2019 was $337.8 million, an increase of $33.3 million from the equivalent period in 2018. The increase in cash used in operations for the twelve months ended December 31, 2019 was mainly attributable to an increase in paid claims. For the twelve months ended December 31, 2019, the cash flows used in operations required funds to be realized from the investment portfolio. We paid net claims of $2,122.6 million in 2019, and generated cash inflows of $218.3 million from investing during the period. We issued preference shares net of issuance costs of $241.6 million and redeemed $125.0 million of our 2020 Senior Notes. We also paid preference share dividends of $35.9 million, At December 31, 2019, we had a balance of cash and cash equivalents of $1,030.5 million.

Capital Resources
We maintain our capital at an appropriate level as determined by our internal risk appetite and the financial strength required by our customers, regulators and rating agencies. We monitor and review our group and operating entities’ capital and liquidity positions on an ongoing basis. The following table shows our capital structures as at December 31, 2020 compared to December 31, 2019:

	As at December 31, 2020	At December 31, 2019
	($ in millions)
Share capital, additional paid-in capital, retained income and accumulated other comprehensive income attributable to ordinary shareholders	$2,244.1	$1,972.0
Preference shares (liquidation preferences net of issue costs)	753.5	753.5
Long-term debt	299.9	299.8
Total capital	$3,297.5	$3,025.3
____________________

As at December 31, 2020, total shareholders’ equity was $2,997.6 million compared to $2,725.5 million as at December 31, 2019. Our total shareholders’ equity as at December 31, 2020 includes three classes of preference shares with a total value as measured by their respective liquidation preferences of $753.5 million net of share issuance costs (December 31, 2019 — $753.5 million, three classes of preference shares).
Our preference shares are classified in our balance sheet as equity but may receive a different treatment in some cases under the capital adequacy assessments made by certain rating agencies. Such securities are often referred to as “hybrids” as they have certain attributes of both debt and equity. Management monitors the ratio of the total of debt and hybrids to total capital which was 31.9% as of December 31, 2020 (December 31, 2019 — 34.6%). Total capital is defined as being shareholders’ equity plus outstanding debt and excluding loan notes issued by variable interest entities.
Our 2023 Senior Notes are the only material debt issued by Aspen Holdings currently outstanding. As at December 31, 2020 and 2019, the value of debt less amortization expenses was $299.9 million and $299.8 million, respectively.
Management monitors the ratio of debt to total capital which was 9.1% as at December 31, 2020 (December 31, 2019 — 9.8%).
The principal capital management transaction during 2020 was as follows:
•During the fourth quarter of 2020, our parent company Highlands Bermuda Holdco, Ltd. contributed additional capital totaling $268.0 million.
The principal capital management transactions during 2019 were as follows:
•On August 13, 2019, we issued 10,000,000 depositary shares, each of which represents 1/1000th interest in a share of our newly designated 5.625% Non-Cumulative Preference Shares. The depositary shares have a liquidation preference of $25 per depositary share (or $250 million in aggregate liquidation preference).
•On September 30, 2019, we redeemed the remaining $125.0 million of our 2020 Senior Notes due 2020 resulting in a realized loss, or make-whole payment of $5.5 million.
Access to capital.  Our business operations are in part dependent on our financial strength, the opinions of the independent rating agencies thereof as discussed elsewhere in this report and the market’s perception thereof, as measured by total shareholders’ equity, which was $2,997.6 million as at December 31, 2020 (December 31, 2019 — $2,725.5 million). Our ability to access the capital markets is dependent on, among other things, our operating results, market conditions and our perceived financial strength. We regularly monitor our capital and financial position, as well as investment and securities market conditions, both in general and with respect to Aspen Holdings’ securities. Our preference shares and depositary shares are listed on the NYSE.
Letter of Credit Facilities. Refer to Item 18, Note 23 of our consolidated financial statements, “Credit Facility and Long-term Debt” for discussion of our credit agreements and letter of credit facilities.

C. Research and Development, Patents and Licenses, etc.
Not applicable.
D. Trend Information
Throughout 2020 and into 2021, the (re)insurance market experienced rate increases. Although the (re)insurance market remains competitive and there remains no shortage of available capital, market conditions and rates are strengthening, which we expect to continue. Our own capital base has been bolstered by the $268.0 million capital contributions received from our shareholder in the fourth quarter of 2020. As the rate environment improves, we will continue to seek opportunities to deploy capital most efficiently to achieve attractive risk-adjusted returns. We have repositioned our portfolio during the last several years and believe our business is well-positioned for the current market environment. We also believe that steps we have taken in recent years to streamline our operations and manage expenses combined with this improving rate environment will help us increase our underwriting margins. We remain focused, however, on identifying and capitalizing on adequately priced business without sacrificing underwriting discipline.
COVID-19 is expected to continue to impact global markets. Refer to Item 3D, “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” included in this report.

E. Off-Balance Sheet Arrangements

As at December 31, 2020, we were not party to any off-balance sheet arrangements, as defined by Item 303(a)(4) of Regulation S-K, to which an entity unconsolidated with us is a party that management believes is reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that we believe is material to investors.

In November 2016, Peregrine, a subsidiary of the Company, was registered as a segregated accounts company under the Bermuda Segregated Accounts Companies Act 2000, as amended. As at December 31, 2020, Peregrine had formed six segregated accounts which were funded by third-party investors. The segregated accounts have not been consolidated as part of the Company’s consolidated financial statements.
F. Tabular Disclosure of Contractual Obligations
The following table summarizes our contractual obligations (other than our obligations to employees and our Preference Shares) under long-term debt, operating leases (net of subleases) and reserves relating to insurance and reinsurance contracts as at December 31, 2020:

	2021	2022	2023	2024	2025	Later Years	Total
	($ in millions)
Operating lease obligations	$17.2	$14.2	$13.5	$12.6	$12.2	$63.4	$133.1
Long-term debt obligations(1)	—	—	—	300.0	—	—	300.0
Reserves for losses and LAE(2)	1,787.7	1,281.0	950.8	716.7	534.6	1,894.6	7,165.3
Total	$1,804.9	$1,295.2	$964.3	$1,029.3	$546.8	$1,958.0	$7,598.4
__________________
(1)The long-term debt obligations disclosed above do not include the $14.0 million annual interest payments on our outstanding senior notes or dividends payable to holders of our preference shares.

(2)In estimating the time intervals into which payments of our reserves for losses and loss adjustment expenses fall, as set out above, we have utilized actuarially assessed payment patterns. By the nature of the insurance and reinsurance contracts under which these liabilities are assumed, there can be no certainty that actual payments will fall in the periods shown and there could be a material acceleration or deceleration of claims payments depending on factors outside our control. The total amount of payments in respect of our reserves, as well as the timing of such payments, may differ materially from our current estimates for the reasons set out under Item 18, Note 2 of our consolidated financial statements, “Critical Accounting Policies — Reserves for Losses and Loss Expenses.”
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
Effects of Inflation
Inflation may have a material effect on our consolidated results of operations by its effect on interest rates and on the cost of settling claims. The potential exists after a catastrophe or other large property loss, such as hurricanes, for the development of inflationary pressures in a local economy as the demand for services, such as construction, typically surges. The cost of settling claims may also be increased by global commodity price inflation. We seek to take both these factors into account when setting reserves for any events where we think they may be material.
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
We also seek to take into account the projected impact of inflation on the likely actions of central banks in the setting of short-term interest rates and consequent effects on the yields and prices of fixed interest securities. As at February 2021, although inflation is currently low, we consider that in the medium-term there is a risk that inflation, interest rates and bond yields may rise, resulting in a decrease in the market value of certain of our fixed interest investments. Refer to Item 3D, “Risk Factors — Market and Liquidity Risks — Our results of operations and investment portfolio may be materially affected by conditions impacting the level of interest rates in the global capital markets and major economies, such as central bank policies in interest rates and the rate of inflation.”

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

	As at December 31, 2020	As at December 31, 2019
	($ in millions)
Total shareholders’ equity	$2,997.6	$2,725.5
Non-controlling interest	—	—
Preference shares less issue expenses	(753.5)	(753.5)
Average adjustment	(269.4)	182.8
Average equity	$1,974.7	$2,154.8

Accident Year Loss Ratio Excluding Catastrophes and prior year reserve movements is a non-GAAP financial measure. Aspen believes that the presentation of loss ratios excluding catastrophes and prior year reserve movements supports meaningful comparison from period to period of the underlying performance of the business. Accident year loss ratios excluding catastrophes are calculated by dividing net losses excluding catastrophe losses and prior year reserve movements by net earned premiums excluding catastrophe-related reinstatement premiums. Aspen has defined catastrophe losses in the full year of 2020 as losses associated with COVID-19, Hurricanes Isaias and Laura, wildfires in California and other weather-related events. Catastrophe losses in the full year of 2019 were defined as losses associated with Hurricane Dorian, Typhoons Faxai and Hagibis in Japan, and other weather-related events in India, Australia and the U.S.

	Twelve Months Ended December 31, 2020
Accident year ex CAT ratio	Reinsurance	Insurance	Total
	($ in millions)
Net earned premium	$1,292.1	$1,240.5	$2,532.6
Losses and loss adjustment expenses	958.6	882.2	1,840.8
Prior year reserve movements	(36.1)	35.2	(0.9)
Catastrophe losses (including COVID-19 losses)	244.0	116.8	360.8
Losses excluding catastrophes and prior year reserve movements	750.7	730.2	1,480.9
Accident year ex CAT ratio	58.1%	58.9%	58.5%

	Twelve Months Ended December 31, 2019
Accident year ex CAT ratio	Reinsurance		Insurance		Total
	($ in millions)
Net earned premium	$1,255.2		$1,038.1		$2,293.3
Losses and loss adjustment expenses	917.9		761.8		1,679.7
Prior year reserve movements	(54.9)		114.4		59.5
Catastrophe losses (1)	125.1	244.0	18.1	244.0	143.2
Losses excluding catastrophes and prior year reserve movements	847.7		629.3		1,477.0
Accident year ex CAT ratio	67.4%		60.7%		64.3%
________________

(1) Net of reinstatement premiums

Accident year ex-catastrophe combined ratio is a non-GAAP financial measure and is calculated as the sum of the Accident year ex CAT loss ratio and the expense ratio. In 2020, we have included losses associated with COVID-19 totaling $181.2 million (2019 — $Nil) within catastrophe losses.

	Twelve Months Ended December 31, 2020	Twelve Months Ended December 31, 2019
	($ in millions)
Accident year ex-catastrophe loss ratio	58.5%	64.3%
Expense ratio	34.6%	40.7%
Accident year ex-catastrophe combined ratio	93.1%	105.0%

Retention ratio is a non-GAAP financial measure and is calculated by dividing net written premiums by gross written premiums.

	Twelve Months Ended December 31, 2020			Twelve Months Ended December 31, 2019
Retention ratio	Reinsurance	Insurance	Total	Reinsurance	Insurance	Total
	($ in millions)
Gross written premium	1,660.8	2,042.8	3,703.6	1,485.5	1,956.9	3,442.4
Net written premium	1,302.1	1,280.8	2,582.9	1,251.1	1,176.8	2,427.9
Retention ratio	78.4%	62.7%	69.7%	84.2%	60.1%	70.5%

Underwriting profit or loss/ gain or loss is a non-GAAP financial measure. Profit or loss for each of the business segments is measured by underwriting profit or loss. Underwriting profit or loss is the excess of net earned premiums over the sum of losses and loss expenses, amortization of deferred policy acquisition costs and general and administrative expenses. Underwriting profit or loss provides a basis for management to evaluate the segment’s underwriting performance.

Book yield is a non-GAAP financial measure. Book yield is the interest rate earned, at the time of purchase of the fixed income instrument at market value, assuming the bond is held to maturity and all coupon and principal payments are made on schedule.

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

Combined Ratio (excluding non-operating expenses)	Twelve Months Ended
(in US$ millions except where stated)	December 31, 2020	December 31, 2019

Numerator: Sum of:
Losses and loss adjustment expenses	1,840.8	1,679.7
Amortization and deferred policy acquisition costs	465.7	412.7
General, administrative and corporate expenses	378.2	396.0
Non-operating expenses	32.7	125.6
Numerator total	2,717.4	2,614.0

Denominator: Net earned premiums	2,532.6	2,293.3

Combined ratio	107.3%	113.9%

Adjustments to numerator:
Exclude non-operating expenses	(32.7)	(125.6)
Numerator total - excluding non-operating expenses	2,684.7	2,488.4

Combined ratio (excluding non-operating expenses)	106.0%	108.5%

The following tables present supplementary financial information regarding our two reporting segments, Reinsurance and Insurance, as at December 31, 2020 and December 31, 2019, to show the impact on our financial performance from the business which we have ceased underwriting and has been classified as “Legacy”. “Legacy” business in the 2019 table has been represented on a like for like basis, meaning all the same lines of business have been included as Legacy in both the 2020 and 2019 tables, notwithstanding that certain lines of business were not yet classified as Legacy as at December 31, 2019 (e.g. Surety Insurance and certain U.S. Crop and Agricultural Business).We believe this presentation provides for a more complete understanding of the impact that these lines of business have had on our underlying performance.

	Twelve Months Ended December 31, 2020
	Reinsurance				Insurance
	Ongoing Reinsurance	Legacy (1)	Reinsurance Total	Ongoing Insurance	Legacy (2)	Insurance Total	Group Total

Net earned premiums	1,008.5	283.6	1,292.1	1,083.7	156.8	1,240.5	2,532.6
Losses and loss adjustment expenses	711.9	246.7	958.6	730.8	151.4	882.2	1,840.8
Amortization of deferred policy acquisition expenses	216.0	30.0	246.0	172.7	47.0	219.7	465.7
General and administrative expenses	107.3	3.5	110.8	179.5	17.7	197.2	308.0
Underwriting (loss)/gain	$(26.7)	$3.4	$(23.3)	$0.7	$(59.3)	$(58.6)	$(81.9)

Corporate expenses							(70.2)
Non-operating expenses (3)							(32.7)
Net investment income							154.6
Realized and unrealized investment gains							98.5
Realized and unrealized investment losses							(27.4)
Realized loss on debt extinguishment							—
Change in fair value of loan notes issued by variable interest entities							—
Change in fair value of derivatives							(65.1)
Interest expense on long term debt							(33.9)
Net realized and unrealized foreign exchange (losses)							(12.4)
Other income							49.8
Other expenses							(10.8)
(Loss) before tax							(31.5)
Income tax (expense)							(8.6)
Net (loss)							$(40.1)
Ratios
Loss ratio	70.6%	87.0%	74.2%	67.4%	96.6%	71.1%	72.7%
Policy acquisition expense ratio	21.4%	10.6%	19.0%	15.9%	30.0%	17.7%	18.4%
General and administrative expense ratio (4)	10.6%	1.2%	8.6%	16.6%	11.3%	15.9%	16.2%
Expense ratio	32.0%	11.8%	27.6%	32.5%	41.3%	33.6%	34.6%
Combined ratio	102.6%	98.8%	101.8%	99.9%	137.9%	104.7%	107.3%
Accident Year Ex-cat Loss Ratio
Loss ratio	70.6%	87.0%	74.2%	67.4%	96.6%	71.1%	72.7%
Prior year loss development	3.4%	0.8%	2.8%	(0.5)%	(19.0)%	(2.8)%	0.0%
Current Year Adjustments
Catastrophe losses	(11.4)%	0.0%	(8.9)%	(5.9)%	(0.2)%	(5.2)%	(7.1)%
COVID-19 losses	(12.4)%	(1.2)%	(10.0)%	(2.8)%	(13.9)%	(4.2)%	(7.1)%
Accident year ex-cat loss ratio	50.1%	86.6%	58.1%	58.2%	63.5%	58.9%	58.5%
________________

Legacy reflects business we have elected to cease underwriting following a series of strategic underwriting reviews.

(1) Legacy (reinsurance) represents:
(i) U.S. crop insurance business which was previously written on a reinsurance basis through a strategic partnership until disposed of in Q4 2020;
(ii) our global credit and surety reinsurance business that we ceased underwriting during Q3 2019; and
(iii) and our U.S. Agricultural business written via AgriLogic which was sold in December 2017.

(2) Legacy (insurance) represents:
(i) U.S. surety business, which in July 2020 was subject to a renewal rights transaction;
(ii) includes international marine and energy liability products, and our global accident and health line of business, which, following a strategic review of our underwriting portfolio that began in December 2019, we determined to cease underwriting and started to wind down in February 2020 and March 2020, respectively;
(iii) professional liability and property and casualty coverages for small to medium sized U.K.-based businesses that was bound through our managing general agent, Aspen Risk Management Limited that we placed into runoff during Q3 2019;
(iv) international cargo insurance that we ceased underwriting during Q4 2018;
(v) our aviation line of business, which we decided to cease underwriting during Q3 2018;
(vi) marine hull insurance written through the Lloyd’s platform that we ceased underwriting during Q3 2018;
(vii) international property insurance previously written via a joint underwriting initiative that we ceased underwriting during Q1 2017; and
(viii) employers and public liability lines previously written that we ceased underwriting during Q4 2015.

(3) Non-operating expenses includes $18.2 million of costs related to severance, retention awards, amortization of intangible assets and other costs, $12.9 million of impairment charges related to lease assets as a result of sub-leasing certain office space and $1.6 million of other non-operating expenses.

(4) The general and administrative expense ratio in the total column includes corporate and non-operating expenses.

	Twelve Months Ended December 31, 2019
	Reinsurance			Insurance
	Ongoing Reinsurance	Legacy (1)	Reinsurance Total	Ongoing Insurance	Legacy (2)	Insurance Total	Group Total

Net earned premiums	862.3	392.9	1,255.2	807.3	230.8	1,038.1	2,293.3
Losses and loss adjustment expenses	572.7	345.1	917.9	510.8	251.1	761.8	1,679.7
Amortization of deferred policy acquisition expenses	199.5	65.5	264.9	100.3	47.4	147.8	412.7
General and administrative expenses	103.5	8.2	111.7	176.9	52.9	229.8	341.5
Underwriting (loss)/gain	$(13.4)	$(25.9)	$(39.3)	$19.3	$(120.6)	$(101.3)	$(140.6)

Corporate expenses							(54.5)
Non-operating expenses (3)							(125.6)
Net investment income							197.3
Realized and unrealized investment gains							97.1
Realized and unrealized investment losses							(10.9)
Realized loss on debt extinguishment							(5.5)
Change in fair value of loan notes issued by variable interest entities							(3.1)
Change in fair value of derivatives							(144.2)
Interest expense on long term debt							(20.2)
Net realized and unrealized foreign exchange (losses)							(11.8)
Other income							4.9
Other expenses							(1.7)
(Loss) before tax							(218.8)
Income tax (expense)							(22.9)
Net (loss)							$(241.7)
Ratios
Loss ratio	66.4%	87.8%	73.1%	63.3%	108.8%	73.4%	73.2%
Policy acquisition expense ratio	23.1%	16.7%	21.1%	12.4%	20.5%	14.2%	18.0%
General and administrative expense ratio (4)	12.0%	2.1%	8.9%	21.9%	22.9%	22.1%	22.7%
Expense ratio	35.1%	18.8%	30.0%	34.3%	43.4%	36.3%	40.7%
Combined ratio	101.5%	106.6%	103.1%	97.6%	152.2%	109.7%	113.9%
Accident Year Ex-cat Loss Ratio
Loss ratio	66.4%	87.8%	73.1%	63.3%	108.8%	73.4%	73.2%
Prior year loss development	5.6%	1.8%	4.4%	(1.4)%	(44.7)%	(11.0)%	(2.6)%
Catastrophe losses	(15.2)%	—%	(10.1)%	(1.9)%	(0.5)%	(1.7)%	(6.3)%
Accident year ex-cat loss ratio	56.8%	89.6%	67.4%	60.0%	63.5%	60.7%	64.3%
_______________
Legacy reflects business we have elected to cease underwriting following a series of strategic underwriting reviews.

(1) Legacy (reinsurance) represents:
(i) U.S. crop insurance business which was previously written on a reinsurance basis through a strategic partnership until disposed of in Q4 2020;
(ii) our global credit and surety reinsurance business that we ceased underwriting during Q3 2019; and
(iii) and our U.S. Agricultural business written via AgriLogic which was sold in December 2017.

(2) Legacy (insurance) represents:
(i) U.S. surety business, which in July 2020 was subject to a renewal rights transaction;
(ii) includes international marine and energy liability products, and our global accident and health line of business, which, following a strategic review of our underwriting portfolio that began in December 2019, we determined to cease underwriting and started to wind down in February 2020 and March 2020, respectively;
(iii) professional liability and property and casualty coverages for small to medium sized U.K.-based businesses that was bound through our managing general agent, Aspen Risk Management Limited that we placed into runoff during Q3 2019;
(iv) international cargo insurance that we ceased underwriting during Q4 2018;
(v) our aviation line of business, which we decided to cease underwriting during Q3 2018;
(vi) marine hull insurance written through the Lloyd’s platform that we ceased underwriting during Q3 2018;
(vii) international property insurance previously written via a joint underwriting initiative that we ceased underwriting during Q1 2017; and
(viii) employers and public liability lines previously written that we ceased underwriting during Q4 2015

(3) Non-operating expenses includes $103.4 million of costs related to the Merger, severance, retention and other costs, $22.2 million of expenses related to the Company’s operating effectiveness and efficiency program, which includes $12.3 million of impairment charges related to lease assets as a result of sub-leasing certain office space.

(4) The general and administrative expense ratio in the total column includes corporate and non-operating expenses.

Item 6.        Directors, Senior Management and Employees
A. Directors and Senior Management
The following are the directors and senior management of the Company as of the date of this report.

Name	Position with the Company	Date Appointed
Directors
Mark Cloutier	Group Chief Executive Officer, Executive Chairman of the Board and Chair of the Risk Committee	February 2019
Albert J. Beer	Director, Member of Audit, Conflicts and Risk Committees	July 2019(1)
Joshua Black	Director, Member of Risk Committee	February 2019
Theresa Froehlich	Director, Chair of Conflicts Committee	June 2020
Alex Humphreys	Director, Member of Risk Committee	February 2019
Gordon Ireland	Director, Chair of Audit Committee, Member of Conflicts and Risk Committees	February 2013
Richard Lightowler	Director	December 2020
Gernot Lohr	Director	February 2019
Tammy L. Richardson-Augustus	Director	March 2021
Michael Saffer	Director, Member of Risk Committee	February 2019
Senior Management
Mark Cloutier	Group Chief Executive Officer and Executive Chairman of the Board	February 2019
Kevin Chidwick	Group Chief Financial Officer	May 2020
Bryan Astwood	Group Chief Investment Officer	May 2019
Michael Cain	Group General Counsel, Company Secretary and Group Chief Operating Officer	March 2008
Bruce Eisler	Chief Underwriting Officer of Aspen Insurance and Chief Executive Officer of Aspen U.S.	June 2020
Christian Dunleavy	Chief Underwriting Officer of Aspen Re, Chief Executive Officer and Chief Underwriting Officer of Aspen Bermuda	May 2019
Mohinder Kang	Group Chief People and Transformation Officer	November 2019
Richard Milner	Chief Executive Officer of Aspen U.K.	February 2020
Brian Tobben	Chief Executive Officer of Aspen Capital Markets	June 2020
(1) Mr. Beer previously served as a Director of the Company from February 4, 2011 until February 15, 2019.
Mr. Ireland will not stand for re-election at the Company’s 2021 Annual General Meeting and it is anticipated that Mr. Lightowler will succeed Mr. Ireland as Chair of the Audit Committee following the 2021 Annual General Meeting.
Mr. Astwood will retire from the Company on June 17, 2021.

Biographical information
Directors:
•Mark Cloutier, Group Chief Executive Officer, Executive Chairman of the Board and Chair of the Risk Committee
Mr. Cloutier was appointed Executive Chairman and Group Chief Executive Officer of Aspen on February 15, 2019. Mark had previously been Executive Chairman of the Brit Group since January 2017 and prior to this, he was Chief Executive Officer of the Group from October 2011. As Chief Executive Officer, Mr. Cloutier led a major restructuring of Brits' global business, the successful listing on the London stock exchange through an initial public offering in 2014 as well as the subsequent acquisition of the business by Fairfax Financial Holdings in 2015.
With over 35 years’ experience working in the international insurance and reinsurance sector in multiple jurisdictions including Canada, the United States, the United Kingdom, Bermuda, Continental Europe, Asia, China and South Africa, Mark has held a number of CEO and senior executive positions, including CEO of the Alea Group, CEO of Overseas Partners Re and President of E.W. Blanch Insurance Services Inc. He had been a member of the Franchise Board and Audit Committee of the Society of Lloyd's between February 2015 and June 2020 and was appointed to the Nomination and Governance Committee in February 2017.
Mark has worked with a variety of private equity investors including Apollo Management International LLP, CVC Capital Partners, Kohlberg Kravis Roberts (KKR) and Fortress. He started his career in British Columbia Canada with Brouwer and company independent loss adjusters before moving on to form his own firm, Maxwell Cloutier Adjusters Ltd.

•Albert J. Beer, Independent Director and Member of the Audit, Conflicts and Risk Committees
Mr. Beer has over 40 years of actuarial and management experience in the insurance industry and has also served as a director of Aspen Bermuda Limited since July 2014. Mr. Beer previously held various Executive roles at American Re-Insurance Corporation/Munich Re America, which included the active supervision of principal financial and accounting officers. Mr. Beer is the Michael J. Kevany/XL Professor of Risk Management, Insurance and Actuarial Science at The Peter J. Tobin College of Business School of Risk Management, Insurance and Actuarial Science at St. John's University. Mr. Beer graduated Phi Betta Kappa from Manhattan College with a B.S. in Mathematics and holds an M.A. in Mathematics from the University of Colorado. Mr. Beer was appointed to the Board on July 23, 2019 after having previously served on the Board from February 4, 2011 until February 15, 2019.
•Joshua Black, Director and Member of the Risk Committee
Mr. Black is a Principal in Apollo’s Private Equity division, having joined Apollo in 2011. Mr. Black focuses on a wide range of industries, including property and casualty insurance. Prior to joining Apollo, Mr. Black was a member of the Leveraged Finance Product Group at Goldman Sachs & Co., having worked previously in the Financial Institutions Industry Group. Mr. Black currently sits on the board of Sun Country Airlines, Tegra, Huddle House, Volotea, Somerset Partners, Augustus Specialty, Pacific Quick Serve (BK Franchisee), and ESW. Mr. Black previously served on the board of Exela Technologies Inc. Mr. Black graduated cum laude from Princeton University with a B.A. in Religion.

•Theresa Froehlich, Independent Director and Chair of the Conflicts Committee
Ms. Froehlich has been a director of the Company since June 11, 2020. She has over 25 years of management experience in the financial services industry. From 2010 to 2016, Ms. Froehlich held senior roles at the specialist Lloyd’s of London insurance and reinsurance marketplace, including interim director of performance management, where she was responsible for all commercial aspects of oversight of the marketplace and setting underwriting standards, and also head of underwriting performance. Before Lloyd’s, she worked in Zurich as a Managing Director for Swiss Re in various roles. Having started there in private equity, she later took on senior management roles which included portfolio management of structured reinsurance products, driving transformation and strategic initiatives and serving as the Head of Transactions UK at Admin Re. She currently serves as the Senior Non-executive Director of Scottish Equitable Plc, and as a Non-executive Director and Chair of the Audit Committee of Managing Agency Partners Ltd. since 2017 and served a Non-executive Director of Starr International Europe Limited and Starr Managing Agents Limited from 2017-2020 where she chaired the Remuneration Committee and was a member of the Audit and Risk Committees. In addition, Ms. Froehlich has served as the Chair of Aspen Insurance U.K. Limited and as a Non-executive Director of Aspen Managing Agency Limited, where she also chairs the Risk Committee, since November 2019. Ms. Froehlich started her career as a commercial solicitor in Scotland before moving into M&A and structured finance.

•Alex Humphreys, Director and Member of the Risk Committee
Mr. Humphreys is a Partner at Apollo, which he joined in 2008. Prior to this, Mr. Humphreys worked at Goldman Sachs in its financial institutions M&A team. Mr. Humphreys also currently serves on the boards of various Apollo portfolio companies including Athora Holding, Ltd, Catalina Holdings (Bermuda) Ltd., Luminescence Cooperatief U.A., and Amissima Holdings, S.r.l. He previously served on the board of directors of HD Finance Holdings Limited (parent of Haydock Finance Holdings Limited), Latecoere S.A., and Seguradoras Unidas S.A. (parent of Tranquilidade). He was appointed as a Director of the Board on February 15, 2019 and, om addition to being a member of the Compensation and Risk Committees, he is also a member of the board of Highlands Bermuda Holdco, Ltd., Highlands Manco, Ltd. and Highlands Holdings Bond Issuer, Ltd.

•Gordon Ireland, Independent Director, Chair of the Audit Committee and Member of the Conflicts and Risk Committees
Mr. Ireland has over 35 years of experience within the financial services sector, having worked at PricewaterhouseCoopers and its predecessor firms for 36 years until 2010, where he was also a member of the U.K. Firms' Supervisory Board for nine years.   From July 2010 until June 2015, Mr. Ireland was a director of L&F Holdings Limited and Chief Executive of L&F Indemnity Limited, the professional indemnity captive insurance group which serves the PricewaterhouseCoopers network. Mr. Ireland has held a number of directorships on the boards of financial institutions and is currently a director of Yorkshire Building Society. As a result of his audit-led exposure to the London Market and general insurance and reinsurance markets throughout his career, Mr. Ireland provides strong insurance audit skills and technical accountancy expertise to our Board. As a result, he serves as Chair of the Audit Committee, on which he is also a designated financial expert, and as a member of the Risk Committee. Mr. Ireland graduated with Honors from Southampton University with a BSc in Mathematics. Mr. Ireland was appointed as a Director of the Board on February 7, 2013.

•Richard Lightowler, Independent Director
Mr. Lightowler has over 25 years’ experience in financial services public accounting focused on reinsurance and insurance clients, including non-life and life, primary and reinsurance, run-off as well as specialized risk vehicles, including ILS structures and segregated cell companies. He was a Partner with KPMG from 1998 to 2016, where he spent over 16 years serving as global lead audit partner for SEC registrants and as well as reinsurance groups listed on the London Stock Exchange. He also served as Head of the KPMG Bermuda Insurance Practice. He has significant private and public equity and debt offering experience and has worked on a number of cross-border mergers and acquisitions including Buy-side/Sell-side due diligence, structuring and post-acquisition integration. Mr. Lightowler is currently a Non-Executive Director of Hansa Investment Company Limited, Geneva Re Limited, Oakley Capital Investments Limited, Somersfield Academy and Bermuda Red Cross. Mr. Lightowler was appointed as a Director of the Board on December 10, 2020.

•Gernot Lohr, Director
Mr. Lohr is a Senior Partner and Global Head of the Financial Institutions Group at Apollo, which he joined in May 2007. Prior to joining Apollo, Mr. Lohr was a founding partner at Infinity Point LLC, Apollo’s joint venture partner for the financial services industry, since 2005. Before that time, Mr. Lohr spent eight years in financial services investment banking at Goldman Sachs & Co in New York and also worked at McKinsey & Company and B. Metzler Corporate Finance in Frankfurt. Currently, Mr. Lohr serves on the board of directors of Athora Holding, Ltd., Catalina Holdings and Oldenburgische Landesbank. Mr. Lohr has previously served on the board of directors of Tranquilidade, Amissima Vita S.p.A., Amissima Assicurazioni S.p.A., Bremer Kreditbank Aktiengesellschaft, Nova Kreditna banka Maribor d.d. and KBS Banka d.d. Mr. Lohr has a joint Master’s Degree in Economics and Engineering from the University of Karlsruhe, Germany, and received a Masters in Business Administration from the MIT Sloan School of Management.

•Tammy L. Richardson-Augustus, Independent Director

Ms. Richardson-Augustus has over 20 years of legal experience and since 2007 has been a partner and a member of the Bermuda corporate department of Appleby, a leading global provider of offshore legal and fiduciary services. Ms. Richardson-Augustus provides transactional and corporate governance advice to corporate clients (including but not limited to developing a framework of prudent and effective policies for board committees). Ms. Richardson-Augustus maintains a diversified business transactions practice, with emphasis on domestic and international mergers and acquisitions, joint ventures, capital markets and securities, secured and unsecured lending transactions and general corporate governance matters. She has extensive experience working with clients in a wide range of industries, including in energy, oil and gas exploration, and maritime shipping. Ms. Richardson-Augustus currently serves on numerous boards including, inter alia, on the statutory board (Bermuda Deposit Insurance Corporation) and on the board of Polaris (a company listed on the Bermuda stock exchange) and is a member of the Bermuda Bar Association and is a justice of the peace.

•Michael Saffer, Director and Member of the Risk Committee
Mr. Saffer is a Principal in the London Private Equity team at Apollo, having joined in 2015. Prior to joining Apollo, he was a member of the M&A group at Credit Suisse in London. Mr. Saffer has been involved in various private equity transactions including Apollo’s acquisition of Oldenburgische Landesbank (formerly known as Bremer Kreditbank AG), Catalina Holdings (Bermuda) Ltd., Aspen Insurance Holdings Limited and Covis Group S.a.r.l. Mr. Saffer was appointed as a Director of the Board on February 15, 2019 and is also a member of the boards of Highlands Bermuda Holdco, Ltd., Highlands Manco, Ltd., Highlands Holdings Bond Issuer, Ltd., Covis Group S.a.r.l. and Gamenet Group S.p.A. Mr. Saffer graduated from the University of Nottingham with a BSc in Economics.

Senior Management
•Mark Cloutier, Group Chief Executive Officer and Executive Chairman of the Board
See Mr. Cloutier’s Biographical Information under Directors above.
•J. Bryan Astwood, Group Chief Investment Officer
Mr. Astwood has served as Aspen’s Group Chief Investment Officer since 2009 and as its Group Representative to the BMA from 2014 to July 2020. He has over 30 years of experience in the fixed income, equity, foreign exchange and commodity markets, having begun his career at the Bank of Bermuda. Prior to joining Aspen in 2003 as Group Treasurer, he worked at Bank of America in Hong Kong, Industrial Bank of Japan in Tokyo and Butterfield Asset Management and Orbis Investment Management in Bermuda.
•Michael Cain, Group General Counsel, Company Secretary and Group Chief Operating Officer
Mr. Cain joined the Company as Group General Counsel and Company Secretary in March 2008 and served in this capacity until May 2019 when he was appointed Group Chief Operating Officer.  In March 2020, he resumed his role as Group General Counsel and Company Secretary in addition to Group Chief Operating Officer. Mr. Cain also previously served as Chief Executive Officer of both Aspen U.K. and AMAL and prior to that, he served as Chief Executive Officer of Aspen Bermuda. Prior to joining the Company, Mr. Cain served as Corporate Counsel and Company Secretary to Benfield Group Limited from 2002 to 2008 and has worked at law firms Barlow Lyde & Gilbert LLP and Ashurst LLP.

•Kevin Chidwick, Group Chief Financial Officer
Mr. Chidwick was appointed Group Chief Financial Officer, effective May 1, 2020. Mr. Chidwick was previously Chief Financial Officer at financial advice network Openwork Limited, a role he was appointed to in March 2018. From September 2005 to August 2014, Mr. Chidwick was Chief Financial Officer of Admiral Group Plc. He was appointed to the Admiral Group Plc Board in 2006. He also held senior roles within the Admiral Group Plc including Chief Executive Officer of Elephant Auto Insurance in the U.S. from January 2012 to March 2017, where he grew annual revenue from $17 million to $200 million, and Chief Executive Officer of Confused.com from November 2010 to December 2011.

•Christian Dunleavy, Chief Underwriting Officer of Aspen Re and CEO and Chief Underwriting Officer of Aspen Bermuda
Mr. Dunleavy joined Aspen in 2015 as Head of Global Property Catastrophe. He was appointed as Chief Underwriting Officer of Aspen Re and CEO of Aspen Bermuda in May 2019. He has also served as Chief Underwriting Officer of Aspen Bermuda Limited since May 2017. Mr. Dunleavy joined Aspen Re in September 2015 as Head of Global Property Catastrophe. He had previously been at Axis Reinsurance where he was a Senior Vice President, responsible for U.S. Property Treaty, Caribbean Property and Workers Compensation Catastrophe business. Prior to joining Axis in 2002, Mr. Dunleavy was a Senior Analyst at RenaissanceRe, responsible for multi-peril modeling, pricing and portfolio analysis. Mr. Dunleavy is also a Director of the Association of Bermuda International Companies, the Association of Bermuda Insurers and Reinsurers and an Independent Director of Colonial Group International.
•Bruce Eisler, Chief Executive Officer U.S. and Chief Underwriting Officer, Aspen Insurance
Mr. Eisler was appointed Chief Executive Officer U.S. and Chief Underwriting Officer, Aspen Insurance in June 2020. Mr. Eisler has held various senior level roles with Reliance National, ACE USA and Liberty International Underwriters — part of Liberty Mutual Group — where he was the Senior Vice President of Professional Liability Underwriting before joining Aspen in January 2010.
•Mohinder (Mo) Kang Group Chief People and Transformation Officer
Mr. Kang joined the Company as Chief People Officer in November 2019 and subsequently took on responsibility for the Group Communications function in June 2020. In January 2021, he was appointed Chief People & Transformation Officer and he currently leads Aspen’s HR function and Transformation Program. Prior to joining Aspen he was employed by the UK Post Office where he was Group HR Director. Mr. Kang’s extensive experience includes leading significant HR, Communication and change programs and teams, and has worked as part of several Executive teams for the past 25 years across different business sectors. Mr. Kang had previously served as Group HR and Corporate Communications Director at Hyperion Insurance Group for two years, and Group Chief Human Resources Officer at QBE Insurance Group for 10 years, as well as Organisation Development Director at Zurich Financial Services for eight years.

•Richard Milner, Chief Executive Officer, Aspen U.K. and AMAL
Mr. Milner was appointed Chief Executive Officer of Aspen U.K. and AMAL in June 2020. Mr. Milner has more than 20 years of experience across a number of global (re)insurance markets having worked in London, Bermuda and Singapore. Over his career Mr. Milner has gained underwriting experience across multiple product lines and in all areas of management, leadership, capital planning and underwriting. Prior to joining Aspen, he was Chief Executive Officer at VIBE Re, the reinsurance operation of VIBE Syndicate. He has also served in senior positions at AXIS Capital, including President and Chief Underwriting Officer, AXIS Re London and APAC, and Head of Global Business Development, AXIS Re.
•Brian Tobben, Chief Executive Officer, Aspen Capital Markets
Mr. Tobben was appointed Chief Executive Officer of Aspen Capital Markets, a division of Aspen, in June 2020. Prior to this, he served as the Managing Director for Aspen Capital Markets since he joined Aspen in April 2013. Before joining Aspen, Mr. Tobben was at Partner Reinsurance for almost 10 years, most recently as Head of Insurance Linked Securities where he managed a portfolio of catastrophe ILS, life ILS, weather and commodity investments and before that, as Vice President, Weather. Prior to this, Mr. Tobben was at Aquila Energy where he held a number of roles including Vice President, Business Development, Weather.

B. Compensation
Director Compensation
The Company paid approximately $1.3 million as aggregate compensation to non-executive directors for their services during 2020. This includes compensation paid to Mr. John Cavoores, who resigned from the Board effective October 15, 2020 and Mr. Bruce Hemphill, who resigned from the Board effective February 5, 2021. In the case of Messrs. Beer and Ireland and Ms. Froehlich, this also includes fees paid for their services as directors of certain of the Company’s subsidiaries.

Mr. Cloutier, our Group Chief Executive Officer and Executive Chairman of the Board did not receive any compensation for his services as a director in 2020. Likewise, Messrs. Black, Humphreys, Lohr, and Saffer did not receive any compensation for their services as a director. Nor did Mr. Gary Parr, who resigned from the Board effective December 10, 2020. All directors are reimbursed for travel and other related expenses incurred while attending Board meetings.
Senior Management Compensation
During 2020, the members of senior management identified in Item 6A (including Mr. Cloutier) received approximately $13.8 million in aggregate compensation. This is comprised of: (i) base salary of approximately $5.2 million, (ii) discretionary bonuses, which include annual bonuses paid in 2021 for service during 2020 of approximately $7.7 million; and (iii) pension, retirement, and other benefits of approximately $0.9 million.
There are currently no equity compensation plans under which equity securities of the Company are authorized for issuance.
C. Board Practices
The Board currently consists of ten directors (see Item 6A above). The current directors on the Board have been elected to serve until the next Annual General Meeting of the Company or until their appointment is terminated in accordance with the Bye-Laws of the Company. On December 10, 2020, the Company announced that Mr. Ireland will not stand for re-election at the Company’s 2021 Annual General Meeting and that it is anticipated that Mr. Lightowler will succeed Mr. Ireland as Chair of the Audit Committee following the 2021 Annual General Meeting.
There are no service contracts between the Company and any of the Company’s non-executive directors providing for benefits upon termination of their service.

Audit Committee
The Audit Committee is comprised of Messrs. Ireland (Chair) and Beer. As noted above, it is anticipated that Mr. Ireland will not stand for re-election at the Company’s 2021 Annual General Meeting and that Mr. Lightowler will succeed Mr. Ireland as Chair of the Audit Committee following the 2021 Annual General Meeting. Pursuant to its Charter, the Audit Committee has general responsibility to assist the Board in its oversight of: (i) the integrity of the Company’s financial statements, including the accounting and financial reporting process of the Company and audits of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; (iii) the external independent auditors’ qualifications, performance and independence; and (iv) the performance of the Company’s internal audit functions. Among other things, the Audit Committee annually reviews the qualifications of the independent auditors, makes recommendations to the Board as to their selection and reviews the plan, fees and results of their audit.
The Board determined that each of the members of the Audit Committee as well as Mr. Lightowler are financially literate as such term is defined by applicable NYSE and SEC requirements. In addition, the Board has determined that Mr. Ireland and Mr. Lightowler each qualify as an “audit committee financial expert” pursuant to the rules and regulations of the SEC.

Other Committees

The Board currently has a Risk Committee as well as a Conflicts Committee. See “Item 4B - Business Overview - Risk Management” for more information regarding these committees.

D. Employees
As at December 31, 2020, we employed 907 persons in the following countries:

Country	As at December 31, 2020	As at December 31, 2019	December 31, 2018
United Kingdom	448	461	611
United States	366	406	429
Bermuda	49	48	45
Switzerland	19	18	21
Singapore	22	22	26
Ireland	—	—	9
United Arab Emirates	—	5	7
Australia	3	3	3
Total	907	963	1,151
The decrease in the number of employees in 2020 compared to 2019 was primarily driven by the continued implementation of our expense savings initiatives, outsourcing strategy as well as the sale of our Surety insurance operations. We believe that relations with our employees, none of which are subject to collective bargaining agreements, are good.

E. Share Ownership
Not applicable. 100% of the Company’s ordinary shares are owned by Parent and there are no other ordinary shares or classes of ordinary shares issued and no share-based compensation plans as at December 31, 2020.

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
B. Related Party Transactions
Relationships and Related Party Transactions with Apollo or its Affiliates
Parent, an affiliate of certain investment funds managed by Apollo, owns all of the Company’s ordinary shares. Additionally, certain of our directors are employees of Apollo and its affiliates. Namely, Messrs. Black, Humphreys, Lohr, and Saffer are employees of Apollo .
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
For more information about the Management Consulting Agreement, refer to Note 19, “Related Party Transactions” in Item 18 of this report.
Information Technology Outsourcing Agreement:
On August 31, 2018, Aspen Insurance UK Services Limited, Aspen Insurance U.S. Services Inc. and Aspen Bermuda entered into an Outsourcing Agreement (the “Original IT Outsourcing Agreement”) with Cognizant Worldwide Limited, a company registered in England (“Cognizant”). Pursuant to the Original IT Outsourcing Agreement, Cognizant provided the Company with information technology services to enable us to deliver greater operating effectiveness and efficiencies. The Original IT Outsourcing Agreement became effective August 31, 2018 and had an initial term period of five years from October 1, 2018. The Company had the right to extend the IT Outsourcing Agreement for an additional two year term. In 2020, the Company paid Cognizant approximately $16.2 million for services rendered under the Original IT Outsourcing Agreement.
On December 31, 2020, Aspen Insurance UK Services Limited, Aspen Insurance U.S. Services Inc. and Aspen Bermuda entered into a new Outsourcing Agreement (the “IT Outsourcing Agreement”) with Cognizant, which replaced and superseded the Original IT Outsourcing Agreement and significantly reduced the information technology services provided thereunder. The IT Outsourcing Agreement became effective December 31, 2020 and has an initial term of four years. The Company has the right to extend the IT Outsourcing Agreement for an additional two year term.
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
Under the terms of the BPO Outsourcing Agreement, Genpact will provide support function services to the Company. The BPO Outsourcing Agreement has minimum service levels that Genpact must meet or exceed. The compensation structure under the BPO Outsourcing Agreement includes a combination of fixed and variable fees which may fluctuate, as set forth in the BPO Outsourcing Agreement, based on our actual use of Genpact’s services. In 2020, the Company paid Genpact approximately $10.5 million for services rendered under the BPO Outsourcing Agreement. Additionally, we have the right to periodically compare the charges under the BPO Outsourcing Agreement to the market prices for comparable services.
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
United States Taxation
The following summary sets forth the material U.S. federal income tax considerations related to the purchase, ownership and disposition of the Company’s preference shares, including the preference shares represented by the depositary shares (collectively, the “Preference Shares”). Unless otherwise stated, this summary deals only with shareholders who are U.S. Persons (as defined below) who purchase Preference Shares. The following discussion is only a discussion of the material U.S. federal income tax matters as described herein and does not purport to address all of the U.S. federal income tax consequences that may be relevant to a particular shareholder in light of such shareholder’s specific circumstances. In addition, the following summary does not address the U.S. federal income tax consequences that may be relevant to special classes of shareholders, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, financial asset securitization investment trusts, dealers or traders in securities or currencies, tax-exempt organizations, U.S. expatriates, partnerships or other pass-through entities (or investors in such entities), persons whose functional currency is not the U.S. dollar, persons subject to the alternative minimum tax, accrual basis taxpayers subject to special tax accounting rules under Section 451(b) of the Code, persons who are 10% U.S. Shareholders, or persons who hold their shares as part of a hedging or conversion transaction or as part of a short-sale or straddle, who may be subject to special rules or treatment under the Code. This discussion is based upon the Code, the Treasury Regulations promulgated thereunder and any relevant administrative rulings or pronouncements or judicial decisions, all as in effect on the date hereof and as currently interpreted, and does not take into account possible changes in such tax laws or interpretations thereof, which may apply retroactively. This discussion does not include any description of the tax laws of any state or local governments within the United States or of any non-U.S. government. Persons owning or considering making an investment in the Preference Shares should consult their own tax advisors concerning the application of the U.S. federal tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction prior to making such investment.
If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the Preference Shares, the tax treatment of the partners will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership owning our shares, you should consult your tax advisor.
For purposes of this discussion, the term “U.S. Person” means: (i) an individual citizen or resident of the United States, (ii) a partnership or corporation created in or organized under the laws of the United States, or organized under the laws of any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (iv) a trust if either (x) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust or (y) the trust has a valid election in effect to be treated as a U.S. Person for U.S. federal income tax purposes or (v) any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing.
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
Taxation of Distributions. Subject to the discussions below relating to the potential application of the CFC, RPII and PFIC rules, and the discussion below relating to redemptions of Preference Shares, cash distributions, if any, made with respect to the

Preference Shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Aspen Holdings (as computed using U.S. tax principles). To the extent such distributions exceed Aspen Holdings’ earnings and profits, they will be treated first as a return of the shareholder’s basis in their shares to the extent thereof, and then as gain from the sale of a capital asset. If, as expected, Aspen Holdings does not compute its earnings and profits under U.S. tax principles, all distributions generally will be treated as dividends for U.S. federal income tax purposes. Dividends paid by us to U.S. Persons who are corporations generally will not be eligible for a dividends received deduction. We believe dividends paid by us on our Preference Shares to non-corporate holders should be eligible for reduced rates of taxation as “qualified dividend income” if, as is intended, the Preference Shares remain listed on the NYSE and provided certain requirements, including stock holding period requirements, are satisfied. Qualified dividend income is subject to tax at long-term capital gains rates rather than the higher rates applicable to ordinary income.
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

Classification of Aspen Holdings or Its Non-U.S. Subsidiaries as CFCs. Each 10% U.S. Shareholder of a non-U.S. corporation that is a CFC at any time during a taxable year must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income” and “tested income” (with various adjustments) with respect to any shares that such 10% U.S. Shareholder owns in such non-U.S. corporation (directly or indirectly through certain entities) on the last day in the non-U.S. corporation’s taxable year on which it is a CFC, even if the subpart F income or tested income is not distributed. “Subpart F income” of a CFC generally includes “foreign personal holding company income” (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income), and tested income is generally any income of the CFC other than subpart F income and certain other categories of income. An entity treated as a foreign corporation for U.S. federal income tax purposes is generally considered a CFC if “10% U.S. Shareholders” own (directly, indirectly through non-U.S. entities or constructively) more than 50% of the total combined voting power of all classes of stock of that non-U.S. corporation or more than 50% of the total value of all stock of that non-U.S. corporation. However, for purposes of taking into account insurance income, these 50% thresholds are generally reduced to 25%.

We currently believe that Aspen Holdings is not a CFC, due to the apparent dispersion of our share ownership. However, our shares may not be as widely dispersed as we believe, and the application of the indirect and constructive ownership rules depends upon facts regarding our direct and indirect shareholders, about which we have limited information. Accordingly, no assurance can be provided that Aspen Holdings will not be a CFC. Further, regardless of whether Aspen Holdings is a CFC, most or all of our non-U.S. subsidiaries are generally treated as CFCs by reason of certain changes in the constructive ownership rules under the 2017 Act that resulted in our U.S. subsidiaries generally being treated as constructively owning the stock of our non-U.S. subsidiaries. Accordingly, any 10% U.S. Shareholders of Aspen Holdings may be required to include in gross income for U.S. federal income tax purposes for each taxable year their pro rata shares of all or a portion of the subpart F and tested income generated by our non-U.S. companies, regardless of whether any distributions are made to them. Any such 10% U.S. Shareholders should consult their own tax advisors regarding the application of these rules to them.
The RPII CFC Provisions. In general, if a non-U.S. corporation is a RPII CFC at any time during a taxable year, a U.S. RPII Shareholder must include in its gross income for U.S. federal income tax purposes its pro rata share of the non-U.S. corporation’s RPII with respect to any shares that such U.S. RPII Shareholder owns (directly or indirectly through certain entities) on the last day in the non-U.S. corporation’s taxable year, even if the RPII is not distributed. Further, a U.S. RPII Shareholder’s pro rata share of any RPII is determined as if all RPII for the taxable year were distributed proportionately only to U.S. RPII Shareholders on that date. In addition, a U.S. RPII Shareholder is required to comply with certain reporting requirements, regardless of the number of shares owned by the U.S. RPII Shareholder.
For these purposes, RPII is any “insurance income” (as described below) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a U.S. RPII shareholder or a “related person” (as defined below) to such U.S. RPII shareholder. In general, and subject to certain limitations, “insurance income” is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract which would be taxed under the portions of the Code relating to insurance companies if the income were the income of a U.S. domestic insurance company. Generally, the term “related person” for this purpose means someone who controls or is controlled by the U.S. RPII Shareholder or someone who is controlled by the same person or persons who control the U.S. RPII Shareholder. Control generally is measured by a greater than 50% ownership interest, applying certain constructive ownership principles. However, the RPII rules generally do not apply with respect to a non-U.S. corporation if either (i) at all times during its taxable year less than 20% of the total combined voting power of all classes of stock of the corporation entitled to vote and less than 20% of the total value of the corporation is owned (directly or indirectly) by persons who are (directly or indirectly) insured under any policy of insurance or reinsurance issued by the corporation or who are related persons to any such person (the “ownership exception”), or (ii) the RPII (determined on a gross basis) of the corporation for the taxable year is less than 20% of its gross insurance income for the taxable year (the “de minimis exception”).
We believe that each our non-U.S. Operating Subsidiaries and each of Silverton, Peregrine and APJ Jersey is a RPII CFC. Nonetheless, we expect that each such company will qualify for one or both of the ownership exception and the de minimis exception in the current taxable year and for the foreseeable future. However, no assurances can be provided that any of our companies will satisfy either exception.
Computation of RPII. In order to determine how much RPII, if any, a non-U.S. insurance subsidiary has earned in each taxable year, our non-U.S. insurance subsidiaries may obtain and rely upon information from their insureds and reinsureds to determine whether any of the insureds, reinsureds or persons related thereto own (directly or indirectly through non-U.S. entities) shares of Aspen Holdings and are U.S. Persons. Aspen Holdings may not be able to determine whether any of the underlying direct or indirect insureds to which our non-U.S. insurance subsidiaries provide insurance or reinsurance are shareholders or related persons to such shareholders. Consequently, Aspen Holdings may not be able to determine accurately the gross amount of RPII earned by each of our non-U.S. insurance subsidiaries in a given taxable year. For any year in which the special RPII CFC inclusion rules apply, Aspen Holdings may also seek information from its shareholders as to whether beneficial owners of shares at the end of the year are U.S. Persons so that the RPII may be determined and apportioned among such persons; to the extent Aspen Holdings is unable to determine whether a beneficial owner of shares is a U.S. Person, Aspen Holdings may assume that such owner is not a U.S. Person, thereby increasing the per share RPII amount for all known U.S. RPII Shareholders.
Basis Adjustments. A U.S. RPII Shareholder’s tax basis in its shares will be increased by the amount of any RPII that the shareholder includes in income. The U.S. RPII Shareholder may exclude from income the amount of any distributions by Aspen Holdings out of previously taxed RPII income. The U.S. RPII shareholder’s tax basis in its shares will be reduced by the amount of such distributions that are excluded from income.

Uncertainty as to Application of RPII Provisions. The RPII provisions have never been interpreted by the courts, and regulations interpreting the RPII provisions exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of the RPII provisions by the IRS, the courts or otherwise, might have retroactive effect. The U.S. Treasury Department has authority to impose, among other things, additional reporting requirements with respect to RPII. Accordingly, the meaning of the RPII provisions and the application thereof to us is uncertain. Further, the applicability of the ownership and de minimis exceptions and the RPII rules more generally depends upon facts regarding our direct and indirect shareholders and insureds, about which we have limited information. Accordingly, no assurances can be provided that any of our companies will satisfy either exception. Moreover, to the extent the exceptions do not apply, we may be unable to correctly determine the amount of RPII that any U.S. RPII Shareholder is required to take into account. Any prospective investors considering an investment in our shares should consult their tax advisors as to the effects of these uncertainties.
Information Reporting. Under certain circumstances, U.S. Persons owning stock in a non-U.S. corporation are required to file IRS Form 5471 with their U.S. federal income tax returns. Generally, information reporting on IRS Form 5471 is required by (i) a person who is treated as a U.S. RPII Shareholder, (ii) a 10% U.S. Shareholder of a non-U.S. corporation that is a CFC at any time during the taxable year and who owned the stock on the last day of that year on which it was a CFC and (iii) under certain circumstances, a U.S. Person who acquires stock in a non-U.S. corporation and as a result thereof owns 10% or more of the voting power or value of such non-U.S. corporation, whether or not such non-U.S. corporation is a CFC. Aspen Holdings will, upon request, provide to all U.S. Persons registered as shareholders of its shares the relevant information necessary to complete Form 5471 in the event Aspen Holdings determines this is necessary. Failure to file IRS Form 5471 may result in penalties.
Tax-Exempt Shareholders. A U.S. tax-exempt organization generally will recognize unrelated business taxable income if the organization is required to include in gross income any of our insurance income under the CFC rules described above (including the RPII provisions). Prospective investors that are tax exempt entities are urged to consult their tax advisors as to the potential impact of the unrelated business taxable income provisions of the Code. A tax-exempt organization that is treated as a 10% U.S. Shareholder or a U.S. RPII Shareholder also must file IRS Form 5471 in the circumstances described above.
Redemption of Preference Shares. A redemption of the Preference Shares will be treated under Section 302 of the Code as a distribution with respect to our shares, unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code enabling the redemption to be treated as a disposition (as discussed below), subject to the discussion herein relating to the potential application of the CFC, RPII and PFIC rules. Under the relevant Code Section 302(b) tests, the redemption generally will be treated as a sale or exchange only if it (1) is substantially disproportionate, (2) constitutes a complete termination of the holder’s stock interest in us or (3) is “not essentially equivalent to a dividend.” In determining whether any of these tests are met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. It may be more difficult for a U.S. Person who owns, actually or constructively by operation of the attribution rules, any of our other shares to satisfy any of the above requirements. The determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to a particular holder of the Preference Shares depends on the facts and circumstances as of the time the determination is made.
Dispositions of Preference Shares. Subject to the discussion above relating to redemptions and the discussions below relating to the potential application of the Code Section 1248 and PFIC rules, U.S. Persons that hold Preference Shares generally should recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange, redemption or other disposition of the Preference Shares in the same manner as on the sale, exchange, redemption or other disposition of any other shares held as capital assets. If the holding period for these shares exceeds one year, under current law any gain will be subject to tax at the rates applicable to long-term capital gain. Moreover, gain, if any, generally will be U.S. source gain and generally will constitute “passive category income” for foreign tax credit limitation purposes.
Code Section 1248 provides that if a U.S. Person sells or exchanges stock in a non-U.S. corporation and such person owned, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). A U.S. Person who owns or owned, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of Aspen Holdings may be subject to these rules if Aspen Holdings is or was treated as a CFC.
A 10% U.S. Shareholder may in certain circumstances be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the U.S. federal income tax or information return that it would normally file for the taxable year in which the disposition occurs. In the event this is determined necessary, Aspen Holdings will provide the relevant information necessary to complete the Form.
Pursuant to the RPII provisions, Section 1248 of the Code also generally applies if a U.S. Person disposes of shares in a RPII CFC (determined without regard to the ownership or de minimis exceptions) that would be taxable as an insurance company under the Code if it were a U.S. corporation, in which case any gain from the disposition generally will be treated as a dividend to the extent of the holder’s share of the corporation’s undistributed earnings and profits that were accumulated during the period that the holder owned the shares (whether or not such earnings and profits are attributable to RPII). In addition, such a holder will be required to comply with certain reporting requirements, regardless of the number of shares owned by the holder. Existing proposed regulations do not address whether Section 1248 of the Code would apply if a non-U.S. corporation is not an insurance company but the non-U.S. corporation has a subsidiary that is a CFC and that would be taxed as an insurance company if it were a domestic corporation. We believe that these rules should not apply to dispositions of our shares because Aspen Holdings will not itself be directly engaged in the insurance business. We cannot be certain, however, that the IRS will not interpret the RPII provisions in a contrary manner or that the U.S. Treasury Department will not adopt regulations that provide that these rules will apply to dispositions of Preference Shares. Prospective investors should consult their tax advisors regarding the effects of these rules on a disposition of Preference Shares.
Tax on Net Investment Income. A U.S. Person that is an individual, estate or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Person’s “net investment income” (or “undistributed net investment income” in the case of estates and trusts) for the relevant taxable year and (2) the excess of the U.S. Person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of an individual will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Person’s net investment income will generally include its dividend income and its net gains from the disposition of Preference Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Unless a U.S. Person elects otherwise or holds Preference Shares in connection with certain trades or businesses, the CFC and PFIC provisions generally will not apply for purposes of determining a U.S. Peron’s net investment income with respect to the Preference Shares.
Passive Foreign Investment Companies. In general, a non-U.S. corporation will be a PFIC during a given year if (i) 75% or more of its gross income constitutes “passive income” (the “75% test”) or (ii) 50% or more of its assets produce (or are held for the production of) passive income (the “50% test”). For these purposes, passive income generally includes interest, dividends, annuities and other investment income. However, the PFIC provisions contain a look-through rule under which a non-U.S. corporation that directly or indirectly owns at least 25% of the value of the stock of another corporation generally is treated, for purposes of determining whether it is a PFIC, as if it received directly its proportionate share of the income, and held its proportionate share of the assets, of the other corporation (the “look-through rule”). In addition, pursuant to an insurance exception that was amended by the 2017 Act, (a) passive income does not include income that a QIC derives in the active conduct of an insurance business or income of a QDIC, and (b) passive assets do not include assets of a QIC available to satisfy liabilities of the QIC related to its insurance business, if the QIC is engaged in the active conduct of an insurance business, or assets of a QDIC.
Generally, a non-U.S. corporation will be a QIC for a taxable year if it would be taxable as an insurance company if it were a U.S. corporation and its applicable insurance liabilities constitute more than 25% of its total assets for a taxable year. Further, under the 2021 Proposed Regulations, a QIC is in the “active conduct” of an insurance business only if it satisfies either a “factual requirements test” or an “active conduct percentage test.” The factual requirements test requires that the officers and employees of the QIC carry out substantial managerial and operational activities on a regular and continuous basis with respect to its core functions and that they perform virtually all of the active decision-making functions relevant to underwriting functions. The active conduct percentage test generally requires that (i) the total costs incurred by the QIC with respect to its officers and employees for services rendered with respect to its core functions (other than investment activities) equal or exceed 50% of the total costs incurred by the QIC with respect to its officers and employees and any other person or entities for services rendered with respect to its core functions (other than investment activities) and (ii) to the extent the QIC outsources any part of its core functions to unrelated entities, officers and employees of the QIC with experience and relevant expertise must select and supervise the person that performs the outsourced functions, establish objectives for performance of the outsourced functions and prescribe rigorous guidelines relating to the outsourced functions which are routinely evaluated and updated. Under certain exceptions, however, a QIC that has no or only a nominal number of employees or that is a vehicle that has the effect of securitizing or collateralizing insurance risks underwritten by other insurance or reinsurance companies or is an insurance linked securities fund that invests in securitization vehicles generally is deemed not engaged in the active conduct of an insurance business. The officers and employees of certain related entities generally may be taken into account for these purposes, provided that the QIC exercises regular oversight and supervision over the services performed by the related entity’s officers and employees. The 2021 Proposed Regulations will not be effective unless and until adopted in final form, but taxpayers may rely on them for taxable years beginning after December 31, 2017 if they are consistently followed.
We believe that, based on the implementation of our current business plan and the application of the insurance exception, our non-U.S. insurance subsidiaries should be considered QICs engaged in the active conduct of an insurance business under one or both of the “factual requirements test” or the “active conduct percentage test,” our U.S. insurance subsidiaries should be considered QDICs and none of the income or assets of such insurance subsidiaries should be treated as passive. As a result, based on the application of the look-through rule, we believe that Aspen Holdings should not be characterized as a PFIC for the current year or the foreseeable future. However, because of legal uncertainties with respect to the interpretation of the PFIC rules and whether the 2021 Proposed Regulations will be adopted as final regulations in their current form, and factual uncertainties with respect to our planned operations, there is a risk that Aspen Holdings will be characterized as a PFIC in one or more years.
If Aspen Holdings is characterized as a PFIC for any year during which a U.S. Person holds shares of Aspen Holdings, it generally will continue to be treated as a PFIC for the years during which such U.S. Person holds such shares.
If Aspen Holdings were characterized as a PFIC during a given year, each U.S. Person holding shares of Aspen Holdings generally would be subject to a penalty tax at the time of the sale at a gain of, or receipt of an “excess distribution” with respect to, their shares, unless such person is a 10% U.S. Shareholder subject to tax under the CFC rules or such person made a “qualified electing fund” election or “mark-to-market” election (which mark-to-market election would generally require the shareholder to include as ordinary income any appreciation in the value of its shares at the end of a taxable year and allow a shareholder to deduct any depreciation in the value of its shares (up to the amount of prior gain inclusions) at the close of the taxable year). It is uncertain that Aspen Holdings would be able to provide its shareholders with the information necessary for a U.S. Person to make a “qualified electing fund” election. In addition, if Aspen Holdings were considered a PFIC, upon the death of any U.S. individual owning shares, such individual’s heirs or estate would not be entitled to a “step-up” in the basis of the shares that might otherwise be available under U.S. federal income tax laws. In general, a shareholder receives an “excess distribution” if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares). In general, the penalty tax is equivalent to the taxes that are deemed due during the period the shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was earned in equal portions and taxable at the highest applicable tax rate on ordinary income throughout the shareholder’s period of ownership, and an interest charge for the failure to pay such taxes for prior periods. The interest charge is equal to the applicable rate imposed on underpayments of U.S. federal income tax for such periods. In addition, a distribution paid by Aspen Holdings to U.S. shareholders that is characterized as a dividend and is not characterized as an excess distribution would not be eligible for reduced rates of tax as qualified dividend income if Aspen Holdings were considered a PFIC in the taxable year in which such dividend is paid or in the preceding taxable year. A U.S. Person that is a shareholder in a PFIC may also be subject to additional information reporting requirements, including the filing of an IRS Form 8621.

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
If Aspen Holdings is a PFIC for any taxable year, a U.S. Person who holds our shares would be treated as owning a proportionate amount of the shares of any PFICs in which Aspen Holdings directly, or in certain cases indirectly, owns an interest, and the PFIC rules described above generally would apply with respect to the U.S. Person’s indirect ownership of such PFICs.
Foreign Tax Credit. If U.S. Persons own a majority of our shares, only a portion of the current income inclusions, if any, under the CFC, RPII and PFIC rules and of dividends paid by us (including any gain from the sale of shares that is treated as a dividend under Section 1248 of the Code) will be treated as foreign source income for purposes of computing a shareholder’s U.S. foreign tax credit limitations. We will consider providing shareholders with information regarding the portion of such amounts constituting foreign source income to the extent such information is reasonably available. It is also likely that substantially all of the “subpart F income,” RPII and dividends that are foreign source income will constitute “passive category income” for foreign tax credit limitation purposes. Additionally, tested income will constitute a separate basket for foreign tax credit purposes. Thus, it may not be possible for most shareholders to utilize excess foreign tax credits to reduce U.S. tax on such income.
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
Under Section 6038D of the Code, certain U.S. Persons who are individuals may be required to report information relating to an interest in Preference Shares, subject to certain exceptions (including an exception for Preference Shares held in accounts maintained by certain financial institutions). U.S. Persons should consult their tax advisors regarding the potential application of this and any other applicable information reporting requirements to their ownership of Preference Shares.
Interpretation of the 2017 Act and Possible Changes in U.S. Tax Law. It is possible that future regulatory and judicial interpretations of the 2017 Act, as well as any new legislation that may be introduced and enacted by the current Congress or future Congresses, could have an adverse impact on us or holders of Preference Shares. Any such legislation or interpretations could have a retroactive effect.
Additionally, the U.S. federal income tax laws and interpretations regarding whether a company is engaged in a trade or business within the United States or is a PFIC, or whether U.S. Persons would be required to include in their gross income the “subpart F income,” “tested income” or RPII of a CFC, are subject to change, possibly on a retroactive basis. Certain of the regulations regarding the application of the PFIC rules to insurance companies and the regulations regarding RPII are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming. We cannot be certain if, when or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect.
Common Reporting Standard. The Common Reporting Standard (“CRS”) has been introduced as an initiative by the OECD and is imposed on members of the European Union by the European Directive on Administrative Co-operation. Similar to the legislation commonly known as the Foreign Account Tax Compliance Act introduced by the United States, the CRS requires financial institutions which are subject to the rules to report certain financial information in respect of account holders. The CRS became effective as of January 1, 2016 and E.U. member states generally began to exchange the required information pursuant to the CRS from the end of September 2017 onwards. A number of other jurisdictions also committed to joining the CRS in 2018. We intend to operate in compliance with CRS.

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
Interest rate risk.  Our investment portfolio consists primarily of fixed income securities. Fluctuations in interest rates have a direct impact on the market valuation of these securities. Accordingly, our primary market risk exposure is to changes in interest rates. As interest rates rise, the market value of our fixed-income portfolio falls and the converse is also true. We manage interest rate risk by maintaining a short to medium duration to reduce the effect of interest rate changes on book value. On January 16, 2019, Aspen Bermuda entered into a number of standard fixed for floating interest rate swaps with a total notional amount of $3,138.0 million which were due to mature between January 18, 2021 and January 18, 2034, all of which have since been unwound. In September 2020, we decided to unwind our remaining interest rate swap positions. Aspen Bermuda entered into the swaps in the ordinary course of its investment activities to partially mitigate any negative impact of rises in interest rates on the market value of our fixed income portfolio. For the twelve months ended December 31, 2020, there was a loss of $81.1 million (December 31, 2019 — $130.2 million).
As at December 31, 2020, no initial and variation margin was posted to a Futures Commission Merchant as the interest rate swap had been wound up in the year (December 31, 2019 — $111.1 million). As at December 31, 2020, no non-cash collateral was transferred to the Company by its counterparties (December 31, 2019 — $Nil). Transfers of margin are recorded on the consolidated balance sheet within Derivatives at Fair Value, while transfers in respect of non-cash collateral are disclosed but not recorded. As at December 31, 2020, no amount was recorded in the consolidated balance sheet for the pledged assets.
As at December 31, 2020, our fixed income portfolio had an approximate duration of 2.7 years. The table below depicts interest rate change scenarios and the effect on our interest rate sensitive invested assets:

Effect of Changes in Interest Rates on Portfolio Given a Parallel Shift in the Yield Curve
Movement in Rates in Basis Points	-100	-50	0	50	100
	($ in millions, except percentages)
Market Value(1)	5,779.7	5,702.6	5,625.4	5,548.2	5,471.1
Gain/Loss	154.3	77.2	—	(77.2)	(154.3)
Percentage of Portfolio	2.7%	1.4%	—	(1.4)%	(2.7)%
Corresponding percentage at December 31, 2019	3.0%	1.5%	—	(1.5)%	(3.1)%
(1)    Market value includes our fixed income portfolio, short term investments and privately held investments.
Foreign currency risk.  Our reporting currency is the U.S. Dollar. The functional currencies of our operations are U.S. Dollars, British Pounds, Euros, Swiss Francs, Australian Dollars, Canadian Dollars and Singaporean Dollars. As at December 31, 2020, approximately 88.1% of our cash and investments was held in U.S. Dollars (2019 — 86.0%), approximately 2.1% were in British Pounds (2019 — 4.8%) and approximately 9.8% were in currencies other than the U.S. Dollar and the British Pound (2019 — 9.2%). For the twelve months ended December 31, 2020, 14.7% of our gross premiums were written in currencies other than the U.S. Dollar and the British Pound (2019 —15.9%) and we expect that a similar proportion will be written in currencies other than the U.S. Dollar and the British Pound in 2021.
Other foreign currency amounts are remeasured to the appropriate functional currency and the resulting foreign exchange gains or losses are reflected in the statement of operations. Functional currency amounts of assets and liabilities are then translated into U.S. Dollars. The unrealized gain or loss from this translation, net of tax, is recorded as part of ordinary shareholders’ equity. The change in unrealized foreign currency translation gain or loss during the year, net of tax, is a component of comprehensive income. Both the remeasurement and translation are calculated using current exchange rates for the balance sheets and average exchange rates for the statement of operations. We may experience exchange losses to the extent that our foreign currency exposure is not properly managed or otherwise hedged which would in turn adversely affect our results of operations and financial condition. Management estimates that a 10% change in the exchange rate between British Pounds and U.S. Dollars as at December 31, 2020 would have impacted reported net comprehensive income by approximately $20.5 million (2019 — $9.2 million).
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
As at December 31, 2020, we held foreign exchange contracts that were not designated as hedging under ASC 815, “Derivatives and Hedging” with an aggregate notional value of $1,402.3 million (2019 — $1,696.3 million). The foreign exchange contracts are recorded as derivatives at fair value in the balance sheet with changes recorded as a change in fair value of derivatives in the statement of operations. For the twelve months ended December 31, 2020, the impact of foreign exchange contracts on net income was a gain of $16.0 million (December 31, 2019 — loss of $14.0 million).
As at December 31, 2020, we held foreign exchange contracts that were designated as hedging under ASC 815 with an aggregate notional value of $90.6 million (2019 — $85.5 million). The foreign exchange contracts are recorded as derivatives at fair value in the balance sheet with the effective portion recorded in other comprehensive income and the ineffective portion recorded as a change in fair value of derivatives in the statement of operations. The contracts are considered to be effective and the movement in other comprehensive income representing the effective portion was a gain of $0.3 million for the twelve months ended December 31, 2020 (December 31, 2019 — gain of $4.8 million).
As the foreign exchange contracts settle, the realized gain or loss is reclassified from other comprehensive income into general, administration and corporate expenses of the statement of operations and other comprehensive income. For the twelve months ended December 31, 2020, the amount recognized within general, administration and corporate expenses for settled foreign exchange contracts was a realized loss of $3.2 million (December 31, 2019 — gain of $0.9 million).
Credit risk.  We have exposure to credit risk primarily as a holder of fixed income securities and private securities. Our risk management strategy and investment policy is to invest mainly in debt instruments of high credit quality issuers. We also invest a portion of the portfolio in securities that are below investment grade or in unrated private securities and other specialty asset classes. We reduce the amount of credit exposure by setting limits with respect to particular ratings categories, business sectors and any one issuer. As at December 31, 2020, the average rating of fixed income maturities in our investment portfolio was “AA-” (December 31, 2019 — “AA-”).
In addition, we are exposed to the credit risk of our insurance and reinsurance brokers to whom we make claims payments for our policyholders, as well as to the credit risk of our reinsurers and retrocessionaires who assume business from us. Other than fully collateralized reinsurance, the substantial majority of our reinsurers have a rating of “A” (Excellent), the third highest of fifteen rating levels, or better by A.M. Best and the minimum rating of any of our material reinsurers is “A-” (Excellent), the fourth highest of fifteen rating levels, by A.M. Best. The total amount recoverable by the Company from reinsurers as at December 31, 2020 was $3,195.2 million (2019 — $2,319.8 million) of which $2,010 million was uncollateralized (2019 — $1,817.5 million). As at December 31, 2020, of the Company’s uncollateralized reinsurance recoverables, 11% (2019 — 15.1%) were with Munich Re which is rated A+ by A.M. Best and AA- by S&P, 13.4% (2019 —11.9% ) were with Everest Re which is rated A+ by A.M Best and A+ by S&P, and 9.2% (2019 — 8.9%) were with Lloyd’s which is rated A by A.M. Best and A+ by S&P. These are the Company’s largest exposures to individual reinsurers. The Company has made no provision for doubtful debts from any of its reinsurers as at December 31, 2020.

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
Based on the evaluation of the disclosure controls and procedures, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2020, the Company’s disclosure controls and procedures were effective in ensuring that information required to be disclosed in the reports filed or submitted to the SEC under the Exchange Act by the Company were recorded, processed, summarized and reported in a timely fashion, and were accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework (2013). Based on our assessment in accordance with the criteria, we believe that our internal controls over financial reporting were effective as at December 31, 2020. The consolidated financial statements included in this Form 20-F fairly represent in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented.
C. Changes in Internal Control Over Financial Reporting
Adverse Development Contract. During the course of 2020, the Company entered into an ADC reinsurance agreement with a subsidiary of Enstar, pursuant to which Enstar’s subsidiary will reinsure losses incurred on or prior to December 31, 2019. Enstar’s subsidiary will provide $770.0 million of cover in excess of $3.805 billion retention up to an aggregate of $4.575 billion, and an additional $250.0 million of cover in excess above $4.815 billion, up to $5.065 billion. As a result of the ADC, we have significantly reduced our exposure to claims from risks underwritten on or prior to December 31, 2019, and we expect the ADC to significantly reduce volatility from our historical business going forward. During 2020, the company established internal controls over financial reporting to ensure the accuracy and completeness of ADC related balances and disclosures. Additionally, an ADC management committee has been established which monitors ADC reported balances and disclosures.
Additional Ceded Premiums. To remediate the identified material weakness in our internal controls over financial reporting in 2019, we have increased the scope of premium controls related to excess of loss ceded reinsurance contracts, as well as enhanced controls around the documentation of adjustment premiums for ceded reinsurance contracts. We have improved the segregation of responsibilities across the ceded premium process, which has resulted in additional layers of management review. Management has concluded, through testing, that these new controls are operating effectively.
Management’s assessment of the overall effectiveness of our internal controls over financial reporting was based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based upon that evaluation, the Company’s management is not aware of any additional changes, other than the ones mentioned above, in its internal control over financial reporting that occurred during the year ended December 31, 2020 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert
The Board has determined that each of Mr. Gordon Ireland and Mr. Richard Lightowler is an independent director and audit committee financial expert in accordance with the NYSE listing rules.

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

Item 16C.    Principal Accountant Fees and Services
The following table represents aggregate fees billed to the Company by KPMG LLP (“KPMG”), London, England, the Company’s independent registered public accounting firm and auditor, for fiscal years ended December 31, 2020 and 2019:

	Twelve Months Ended December 31, 2020	Twelve Months Ended December 31, 2019
	($ in millions)
Audit Fees (1)	$4.13	$3.90
Audit-Related Fees (2)	0.40	0.19
Tax Fees (3)	0.02	0.02
All Other Fees (4)	0.56	0.13
Total Fees	$5.11	$4.24
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
(4)    All other fees relate to fees billed to the Company by KPMG for non-audit services rendered to the Company in connection with the 7.625% / 8.375% Senior Secured PIK Toggle Notes due 2025 issued by Highlands Holdings Bond Issuer, Ltd. and Highlands Holdings Bond Co-Issuer, Inc.

The policy of the Audit Committee is to approve all audit and permissible non-audit services to be provided by the independent registered public accounting firm during the year. The Audit Committee considered whether the provision of the non-audit services by KPMG was compatible with maintaining KPMG’s independence with respect to the Company and determined that the provision of such services was compatible with KPMG maintaining its independence. The Audit Committee approved all of the services provided by KPMG for the fiscal year ended December 31, 2020.

Item 16D.    Exemptions from the Listing Standards for Audit Committee
None.
Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
Item 16F.    Change in Registrant’s Certifying Accountant
In June 2020, the Audit Committee approved conducting a competitive selection process to determine the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022. The Committee invited several international public accounting firms to participate in this process. As a result of this process, the Audit Committee intends to engage Ernst & Young LLP (“EY”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, subject to completion of its standard client acceptance procedures. KPMG will remain the Company’s independent registered public accounting firm for the year ending December 31, 2021.
KPMG’s reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2019 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.
During the fiscal years ended December 31, 2019 and 2020, and the subsequent interim periods through the date of this report, there were: (i) no disagreements between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference thereto in their reports; and (ii) no “reportable events” described in Item 16F(a)(1)(v) of Form 20-F.
The Company has provided KPMG with a copy of the foregoing disclosure and has requested that KPMG furnish the Company with a letter addressed to the SEC stating whether it agrees with such disclosure. A copy of KPMG’s letter is attached as Exhibit 15.1.

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
Pursuant to Section 303.A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices and the NYSE corporate governance standards applicable to U.S. issuers listed on the NYSE. Listed below are the significant differences:
•We do not have a majority of independent directors. The NYSE requires U.S. issuer listed companies to have a board of directors of at least a majority of independent directors. Controlled companies, however, are exempt from this requirement. Under Bermuda law and our Bye-Laws, we are not required to have a majority of independent directors.
•We do not have a nominating/corporate governance committee. Instead, the functions typically performed by such a committee are performed by the Board. The NYSE requires U.S. issuer listed companies to have a nominating/

corporate governance committee composed entirely of independent directors and a committee charter detailing the committee’s purpose and responsibilities and an annual performance evaluation of the committee. Controlled companies, however, are exempt from this requirement. Under Bermuda law and our Bye-Laws, we are not required to have a nominating or corporate governance committee.
•We do not have a compensation committee. The NYSE requires U.S. issuer listed companies to have a compensation committee composed entirely of independent directors and a committee charter detailing the committee’s purpose and responsibilities, an annual performance evaluation of the committee and the rights and responsibilities of the committee with respect to retaining or obtaining advice from an independent adviser. Controlled companies, however, are exempt from this requirement. Under Bermuda law and our Bye-Laws, we are not required to have a compensation committee.

Item 16H.    Mine Safety Disclosure
Not applicable.
PART III
Item 17.        Financial Statements
Refer to Item 18 of this report.

Item 18.        Financial Statements
ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
As at December 31, 2020 and December 31, 2019
($ in millions, except share and per share amounts)

	As at December 31, 2020	As at December 31, 2019
ASSETS
Investments:
Fixed income maturities, available for sale (amortized cost — $4,126.7and $4,845.2 net of allowance for expected credit losses $0.2 — $Nil)	$4,348.1	$4,958.2
Fixed income maturities, trading at fair value (amortized cost — $844.8 and $1,106.6)	855.6	1,128.8
Short-term investments, available for sale (amortized cost — $88.0 and $117.6)	87.8	117.6
Short-term investments, trading at fair value (amortized cost — $35.4 and $79.2)	35.4	79.2
Catastrophe bonds, trading at fair value ( cost — $18.8 and $29.4)	18.8	28.6
Privately-held investments, trading at fair value (amortized cost — $319.7 and $279.2)	299.3	279.7
Investments, equity method	0.9	67.9
Other investments	109.4	111.4
Total investments	5,755.3	6,771.4
Cash and cash equivalents (including cash within consolidated variable interest entities of — $69.9 and $69.1)	1,747.3	1,030.5
Reinsurance recoverables:
Unpaid losses (1) (net of allowance for expected credit losses of $3.8 — $Nil)	3,195.2	2,319.8
Ceded unearned premiums	453.7	443.7
Receivables:
Underwriting premiums (net of allowance for expected credit losses of $34.0 — $Nil)	1,279.8	1,318.4
Other	135.2	114.3
Funds withheld	98.0	85.0
Deferred policy acquisition costs	306.6	291.1
Derivatives at fair value	26.8	12.9
Receivables for securities sold	1.4	5.1
Office properties and equipment	77.4	64.8
Right-of-use operating lease assets	74.1	93.5
Income tax recoverable	3.4	4.5
Other assets	8.4	1.6
Intangible assets and goodwill	22.8	23.9
Total assets	$13,185.4	$12,580.5
(1)     Included within reinsurance recoverable for unpaid losses are $770.0 million of recoveries associated with the purchase of an adverse development cover.

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
As at December 31, 2020 and December 31, 2019
($ in millions, except share and per share amounts)

	As at December 31, 2020	At December 31, 2019
LIABILITIES
Insurance reserves
Losses and loss adjustment expenses	$7,165.3	$6,951.8
Unearned premiums	1,817.4	1,737.7
Total insurance reserves	8,982.7	8,689.5
Payables
Reinsurance premiums	567.5	439.6
Income taxes payable	3.7	2.7
Accrued expenses and other payables	214.4	220.8
Payables for securities purchased	—	2.2
Operating lease liabilities	106.0	113.2
Liabilities under derivative contracts	13.6	87.2
Total payables	905.2	865.7
Long-term debt	299.9	299.8
Total liabilities	$10,187.8	$9,855.0
Commitments and contingent liabilities (see Note 20)	—	—
SHAREHOLDERS’ EQUITY
Ordinary shares:
60,395,839 shares of par value $0.01 each (December 31, 2019 — 60,395,839 shares)	$0.6	$0.6
Preference shares:
11,000,000 5.950% shares of par value 0.15144558¢ each (December 31, 2019 — 11,000,000)	—	—
10,000,000 5.625% shares of par value 0.15144558¢ each (December 31, 2019 —10,000,000)	—	—
10,000 5.625% shares of par value 0.15144558¢ each, represented by 10,000,000 depositary shares, each representing 1/1000th interest in one preference share (December 31, 2019 —10,000)	—	—
Non-controlling interest	—	—
Additional paid-in capital	1,469.7	1,201.7
Retained earnings	1,425.7	1,514.6
Accumulated other comprehensive income, net of taxes	101.6	8.6
Total shareholders’ equity	2,997.6	2,725.5
Total liabilities and shareholders’ equity	$13,185.4	$12,580.5

ASPEN INSURANCE HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
For The Twelve Months Ended December 31, 2020, 2019 and 2018
($ in millions, except share and per share amounts)

	Twelve Months Ended December 31,
	2020	2019	2018
Revenues
Net earned premium	$2,532.6	$2,293.3	$2,214.7
Net investment income	154.6	197.3	198.2
Realized and unrealized investment gains	98.5	97.1	110.0
Other income (1)	49.8	4.9	9.0
Total revenues	2,835.5	2,592.6	2,531.9
Expenses
Losses and loss adjustment expenses	1,840.8	1,679.7	1,573.0
Amortization of deferred policy acquisition costs	465.7	412.7	371.6
General, administrative and corporate expenses	410.9	521.6	491.7
Interest on long-term debt	33.9	20.2	25.9
Change in fair value of derivatives	65.1	144.2	31.8
Change in fair value of loan notes issued by variable interest entities	—	3.1	4.4
Realized and unrealized investment losses	27.4	10.9	174.7
Realized loss on debt extinguishment	—	5.5	8.6
Net realized and unrealized foreign exchange losses	12.4	11.8	3.5
Other expenses	10.8	1.7	2.7
Total expenses	2,867.0	2,811.4	2,687.9
(Loss) from operations before income taxes	(31.5)	(218.8)	(156.0)
Income tax (expense)/benefit	(8.6)	(22.9)	10.2
Net (loss)	$(40.1)	$(241.7)	$(145.8)
Amount attributable to non-controlling interest	—	1.2	(1.0)
Net (loss) attributable to Aspen Insurance Holdings Limited’s ordinary shareholders	$(40.1)	$(240.5)	$(146.8)
Other Comprehensive Income/(Loss):
Available for sale investments:
Reclassification adjustment for net realized (losses)/gains on investments included in net income	$(67.1)	$(6.8)	$5.2
Change in net unrealized gains/(losses) on available for sale securities held	175.6	171.7	(86.5)
Net change from current period hedged transactions	0.3	4.8	(2.1)
Change in foreign currency translation adjustment	(9.6)	(28.0)	21.5
Other comprehensive income/(loss), gross of tax	99.2	141.7	(61.9)
Income tax (expense)/benefit thereon:
Reclassification adjustment for net realized losses on investments included in net income	—	—	(0.7)
Change in net unrealized gains on available for sale securities held	(6.2)	(13.6)	5.5
Net change from current period hedged transactions	—	(0.8)	0.3
Change in foreign currency translation adjustment	—	3.2	(9.2)
Total income tax expense allocated to other comprehensive (loss)	(6.2)	(11.2)	(4.1)
Other comprehensive income/(loss), net of tax	93.0	130.5	(66.0)
Total comprehensive income/(loss) attributable to Aspen Insurance Holdings Limited’s ordinary shareholders	$52.9	$(110.0)	$(212.8)

(1)     2020 includes the gain on sale of our renewal rights on our surety insurance book of business to a third party, totaling $43.1 million.

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For The Twelve Months Ended December 31, 2020, 2019 and 2018
($ in millions)

	Twelve Months Ended December 31,
	2020	2019	2018	(3)
Ordinary shares
Beginning of the year	$0.6	$0.1	$0.1
Ordinary shares canceled	—	(0.1)	—
New ordinary shares issued	—	0.6	—
End of the year	0.6	0.6	0.1
Preference shares
Beginning and end of the year	—	—	—
Non-controlling interest
Beginning of the year	—	3.7	2.7
Net change attributable to non-controlling interest for the year	—	(1.2)	1.0
Minority interest buy-out	—	(2.5)	—
End of the year	—	—	3.7
Additional paid-in capital
Beginning of the year	1,201.7	967.5	954.7
New ordinary shares issued	—	0.8	2.7
Capital contribution (1)	268.0	—	—
Preference shares issued	—	241.6	—
Share-based compensation (2)	—	(9.9)	10.1
Minority interest consideration	—	(0.8)	—
Minority interest buy-out	—	2.5	—
End of the year	1,469.7	1,201.7	967.5
Retained earnings
Beginning of the year (3)	1,514.6	1,791.0	2,011.3
Net (loss) for the year	(40.1)	(241.7)	(145.8)
Dividends on ordinary shares	—	—	(42.9)
Dividends on preference shares	(44.5)	(35.9)	(30.5)
Net change attributable to non-controlling interest for the year	—	1.2	(1.0)
Dividends due to non-controlling interest	—	—	(0.1)
Opening credit losses (“CECL”) (4)	(4.3)	—	—
End of the year	1,425.7	1,514.6	1,791.0
Accumulated other comprehensive income:
Cumulative foreign currency translation adjustments, net of taxes:
Beginning of the year	(80.2)	(55.4)	(67.7)
Change for the year, net of income tax	(9.6)	(24.8)	12.3
End of the year	(89.8)	(80.2)	(55.4)
Gain on derivatives, net of taxes:
Beginning of the year	4.3	0.3	2.1
Net change from current period hedged transactions	0.3	4.0	(1.8)
End of the year	4.6	4.3	0.3
Unrealized appreciation on available for sale investments, net of taxes:
Beginning of the year	84.5	(66.8)	9.7
Change for the year, net of taxes	102.3	151.3	(76.5)
End of the year	186.8	84.5	(66.8)
Total accumulated other comprehensive income/(loss), net of taxes	101.6	8.6	(121.9)

Total shareholders’ equity	$2,997.6	$2,725.5	$2,640.4
(1)    The $268.0 million relates to additional capital contribution received from our parent company Highlands Bermuda Holdco, Ltd.
(2)     The balance in 2018 of $10.1 million is a reclassification from accrued expenses and other payables as a result of the net settlement of restricted share units following the adoption of ASU 2016-09 -“Compensation — Stock Compensation”. The balance in 2019 of $(9.9) million relates to the reclassification from additional paid-in capital to accrued expenses and other payables as a result of the net settlement of taxes on restricted share units.
(3)    As of the year end December 31, 2019, the retained earnings was restated by $15.6 million from January 1, 2017 to account for additional ceded premiums on excess of loss ceded reinsurance contracts for periods December 31, 2016 and prior.
~~(~~4)    The $4.3 million relates to the cumulative effect-adjustment to opening retained earnings as a result of the recognition of current expected credit losses (‘CECL’) in the Company’s available-for-sale investment portfolio and reinsurance recoverables following the adoption of ASU 2016-13.

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Twelve Months Ended December 31, 2020, 2019 and 2018
($ in millions)

	Twelve Months Ended December 31,
	2020	2019	2018
Cash flows (used in)/from operating activities:
Net (loss)	$(40.1)	$(241.7)	$(145.8)
Proportion due to non-controlling interest	—	1.2	(1.0)
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	45.8	39.8	43.4
Impairment of lease assets	12.9	12.3	—
Amortization of right-to-use operating lease assets	11.8	13.4	—
Interest on operating lease liabilities	5.5	4.6	—
Share-based compensation	—	—	10.1
Realized and unrealized investment (gains)	(98.5)	(97.1)	(110.0)
Realized and unrealized investment losses	27.4	10.9	174.7
Deferred tax expense/(benefit)	(5.7)	24.7	(7.1)
Change in fair value of loan notes issued by variable interest entities	—	3.1	4.4
Net realized and unrealized investment foreign exchange (gains)/losses	(23.1)	28.1	(0.8)
Net change from current period hedged transactions	0.3	4.8	(1.8)
Changes in:
Insurance reserves:
Losses and loss adjustment expenses	146.9	(203.0)	402.5
Unearned premiums	68.0	18.0	(91.6)
Reinsurance recoverables:
Unpaid losses	(864.9)	(236.3)	(575.8)
Ceded unearned premiums	(9.6)	116.0	(44.8)
Other receivables	(17.4)	(0.4)	29.9
Deferred policy acquisition costs	(13.3)	(41.1)	41.7
Reinsurance premiums payable	129.7	19.5	52.1
Funds withheld	(13.0)	6.8	8.0
Premiums receivable	71.2	144.8	31.6
Income tax payable	2.5	(1.2)	1.6
Accrued expenses and other payable	2.4	(19.3)	(88.2)
Fair value of derivatives and settlement of liabilities under derivatives	(87.5)	73.8	5.9
Long-term debt and loan notes issued by variable interest entities	0.1	0.1	(44.0)
Operating lease liabilities	(17.3)	(18.0)	—
Other assets	(6.8)	(1.6)	0.5
Net cash (used in) operating activities	$(672.7)	$(337.8)	$(304.5)

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Twelve Months Ended December 31, 2020, 2019 and 2018
($ in millions)

	Twelve Months Ended December 31,
	2020	2019	2018
Cash flows from investing activities:
(Purchases) of fixed income securities — Available for sale	$(1,632.0)	$(1,650.7)	$(1,785.6)
(Purchases) of fixed income securities — Trading	(281.9)	(1,169.1)	(1,260.9)
Proceeds from sales and maturities of fixed income securities — Available for sale	2,415.8	2,105.3	1,647.1
Proceeds from sales and maturities of fixed income securities — Trading	554.4	1,302.7	1,661.0
(Purchases) of equity securities — Trading	—	—	(16.5)
Net proceeds/(purchases) of catastrophe bonds — Trading	9.8	7.5	(4.1)
Proceeds from sales of equity securities — Trading	—	—	505.6
(Purchases) of short-term investments — Available for sale	(216.1)	(182.7)	(130.8)
Proceeds from sale of short-term investments — Available for sale	246.1	159.0	113.2
(Purchases) of short-term investments — Trading	(58.3)	(193.6)	(16.4)
Proceeds from sale of short-term investments — Trading	103.8	141.1	78.9
(Purchases) of privately-held investments — Trading	(92.8)	(287.3)	—
Proceeds from sale of privately-held investments — Trading	64.9	9.8	—
Net change in (payable)/receivable for securities (purchased)/sold	1.5	(0.4)	(5.5)
(Purchases) of other investments — real estate fund	—	—	(100.0)
Net proceeds from sales of other investments	71.1	—	—
(Net) purchases of equipment	(40.7)	(22.2)	(27.3)
Investment in Multiline reinsurer	(0.5)	—	—
Net sales/(purchases) of investments, equity method	6.1	(1.1)	(1.4)
Net cash from investing activities	1,151.2	218.3	657.3

Cash flows from/(used in) financing activities:
Proceeds from the issuance of ordinary shares, net of issuance costs	—	1.4	2.7
Ordinary shares canceled	—	(0.1)	—
Capital contribution	268.0	—	—
Preference share issuance	—	241.6	—
Minority interest buy-out	—	(0.8)	—
Repayment of long-term debt issued by Silverton	—	(7.7)	(86.4)
Dividends paid on ordinary shares	—	—	(42.9)
Dividends paid on preference shares	(44.5)	(35.9)	(30.5)
Dividends paid to non-controlling interest	—	—	(0.1)
Contingent consideration - earn out provision settlement	—	—	(11.7)
Long-term debt redeemed	—	(125.0)	(125.0)
Make-whole payment	—	(5.5)	(8.6)
Cash paid for tax withholding purposes (1)	—	(2.8)	(4.7)
Net cash from/(used in) financing activities	223.5	65.2	(307.2)

Effect of exchange rate movements on cash and cash equivalents	14.8	1.1	(16.7)

Increase/(decrease) in cash and cash equivalents	716.8	(53.2)	28.9
Cash and cash equivalents at beginning of period	1,030.5	1,083.7	1,054.8
Cash and cash equivalents at end of period	$1,747.3	$1,030.5	$1,083.7

Supplemental disclosure of cash flow information:
Net cash paid/(received) during the period for income taxes	$15.0	$(4.7)	$(0.3)
Cash paid during the period for interest	$14.0	$19.0	$25.3
____________________
(1)    The cash paid to the tax authority when withholding shares from employees’ awards for tax-withholding purposes has been reclassified from operating activity to financing activity following the adoption of ASU 2016-09 -“Compensation — Stock Compensation”.

ASPEN INSURANCE HOLDINGS LIMITED
NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
For The Twelve Months Ended December 31, 2020, 2019 and 2018
($ in millions, except share and per share amounts)
1.History and Organization
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
On February 15, 2019, the Company completed its merger with Highlands Merger Sub, Ltd. (“Merger Sub”), a wholly owned subsidiary of Highlands Bermuda Holdco, Ltd. (formerly known as Highlands Holdings, Ltd.) (“Parent”). Merger Sub merged with and into the Company (the “Merger”), with the Company continuing as the surviving company and as a wholly owned subsidiary of Parent. Parent, a Bermuda exempted company, is an affiliate of certain investment funds managed by affiliates of Apollo Global Management, Inc., a leading global investment manager (collectively with its subsidiaries, “Apollo”). Additional information about the Merger is set forth in the Company’s Current Report on Form 8-K filed with the United States Securities and Exchange Commission (the “SEC”) on February 15, 2019 and the exhibits thereto, and on August 28, 2018 and the exhibits thereto, including the Merger Agreement, and the Company’s definitive proxy statement on Schedule 14A filed with the SEC on November 6, 2018.
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
2.Basis of Presentation and Significant Accounting Policies
The consolidated financial statements of Aspen Holdings are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) and are presented on a consolidated basis including the transactions of all operating subsidiaries in which the Company has a controlling financial interest and variable interest entities (“VIE”) in which the Company is considered to be the primary beneficiary. Transactions between Aspen Holdings and its subsidiaries are eliminated within the consolidated financial statements.
The consolidated financial statements have been compiled on a going concern basis. The consolidated financial statements are presented in U.S. dollar millions and all values are rounded to 1 decimal point except where otherwise indicated.
  (a)    Use of Estimates
Assumptions and estimates made by management has a significant effect on the amounts reported within the consolidated financial statements. The most significant of these relate to losses and loss adjustment expenses, reinsurance recoverables, gross written premiums and commissions which have not been reported to the Company such as those relating to proportional treaty reinsurance contracts, unrecognized tax benefits, recoverability of deferred tax balances, the fair value of derivatives and the fair value of other and privately-held investments. All material assumptions and estimates are regularly reviewed and adjustments made as necessary but actual results could be significantly different from those expected when the assumptions or estimates were made.
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
Credit Losses on Underwriting Premiums Receivable. Underwriting premium receivable balances are reported net of an allowance for expected credit losses. The allowance, based on ongoing review and monitoring of amounts outstanding, historical loss data, including write-offs and other relevant factors, is charged to net income in the period the receivable is recorded and revised in subsequent periods to reflect changes in the Company’s estimate of expected credit losses. Credit risk is partially mitigated by the Company’s ability to cancel the policy if the policyholder does not pay the premium.
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
Reinsurance accounting is followed when there is significant timing risk, significant underwriting risk and a reasonable possibility of significant loss. Reinsurance and retrocession does not isolate the ceding company from its obligations to policyholders. In the event that a reinsurer or retrocessionaire fails to meet its obligations, the ceding company’s obligations remain. The Company regularly evaluates the financial condition of its reinsurers and retrocessionaires and monitors the concentration of credit risk to minimize its exposure to financial loss from reinsurers’ and retrocessionaires’ insolvency by establishing an allowance for expected credit losses to be recognized over the life of the reinsurance recoverable.
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
Credit Losses on Reinsurance Recoverables. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability with the reinsured business. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk to minimize its exposure to significant losses from individual reinsurers. To further reduce credit exposure on reinsurance recoverables, the Company has received collateral, including letters of credit and trust accounts, from certain reinsurers. Following the adoption of ASC 326, as described above, an allowance is established for expected credit losses to be recognized over the life of the reinsurance recoverable. The allowance is based upon the current financial strength of the individual reinsurer and the amount of collateral held.
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
Current Expected Credit Losses (“CECL”) / Other-than-temporary Impairment of Investments. Following the Company’s adoption of ASU 2016-13 “Financial Instruments - Credit Losses (Topic 326)”, effective January 1, 2020, credit losses on available for sale debt securities accounting policy is applicable; prior to this date, the comparative periods presented the other-than-temporary impairment of investment accounting policy which was applicable:
Credit Losses on Available for Sale Debt Securities. A detailed analysis is performed each reporting period end to assess declines in the fair values of available for sale debt securities. Our credit loss model employs a discounted cash flow approach across all asset classes. Credit losses are only computed for assets held at an unrealized loss at the balance sheet date and will have a fair value floor. Default probabilities are estimated for each rating from AAA to C and analysis is undertaken separately for different assets classes and geographies. The expected credit losses, and subsequent adjustments to such losses are recorded within net realized gains/(losses) and are deducted from the amortized cost basis of the financial asset, with the net carrying value of the financial asset presented on the consolidated balance sheet at the amount expected to be collected.
Other-than-temporary Impairment of Investments. A security is impaired when its fair value is below its cost or amortized cost. The Company reviewed its investment portfolio each quarter on an individual security basis for potential other-than-temporary impairment (“OTTI”) based on criteria including issuer-specific circumstances, credit ratings actions and general macro-economic conditions.
OTTI was deemed to occur when there was no objective evidence to support recovery in value of a security and (i) the Company intended to sell the security or more likely than not would be required to sell the security before recovery of its cost or adjusted amortized cost basis or (ii) it was deemed probable that the Company would be unable to collect all amounts due according to the contractual terms of the individual security. In the first case, the entire unrealized loss position was taken as an OTTI charge to realized losses in earnings. In the second case, the unrealized loss was separated into the amount related to credit loss and the amount related to all other factors. The OTTI charge related to credit loss was recognized in realized losses in earnings and the amount related to all other factors was recognized in other comprehensive income. The cost basis of the investment is reduced accordingly and no adjustments to the cost basis were made for subsequent recoveries in value.
Although the Company reviewed each security on a case by case basis, it had also established parameters focusing on the extent and duration of impairment to help identify securities in an unrealized loss position which were other-than-temporarily impaired. For fixed income securities in the available for sale portfolio, the Company considered securities which had been in an unrealized loss position for 12 months or more which had a market value of more than 20% below cost should be other-than-temporarily impaired.
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
  (g)    Accounting for Right-of-Use Operating Lease Assets
Right-of-use operating lease assets comprise primarily of leased office real estate and other assets. For all office real estate leases, rent incentives, including reduced-rent and rent free periods and contractually agreed rent increases during the lease term, have been included when determining the present value of future cash flows. Right-of-use operating lease assets are carried at cost less accumulated depreciation. Right-of-use operating lease assets are depreciated over the lease term.
Right-of-use operating lease assets are tested for impairments whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value of an asset is impaired, it is reduced to the recoverable amount by an immediate charge to the income statement. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.
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
  (i)    Accounting for Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. When the Company does not believe that, on the basis of available information, it is more likely than not that deferred tax assets will be fully recovered, it recognizes a valuation allowance against its deferred tax assets to reduce the deferred tax assets to the amount more likely than not to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
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
The Company applies a portfolio approach to release the income tax effects in accumulated other comprehensive income. Under this approach, the income tax effects upon the sale of an available-for-sale debt security, settlement of hedged transactions and upon foreign currency translation adjustments as of each period end, are determined under the intraperiod tax allocation approach. Any tax effects remaining in accumulated other comprehensive income are only released when the entire portfolio is liquidated, sold or extinguished.

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

(l)    Accounting for Long-Term Debt Issued by Variable Interest Entities
Silverton, a previously consolidated variable interest entity, issued debt instruments as further described in Note 5, “Variable Interest Entities” of these consolidated financial statements. This debt was separately identified on the Company’s balance sheet and the Company elected to record the debt at fair value due to the potential variability over the ultimate settlement value of the debt instruments.

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

(n)    Accounting Pronouncements
Accounting Pronouncements Adopted in 2020
On June 16, 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326)” which introduced a new impairment model, known as the current expected credit loss model, which is based on expected losses rather than incurred losses. Under the new credit loss model, the Company would recognize an allowance for its estimate of expected credit losses and this would apply to most debt instruments (other than those measured at fair value), trade receivables, lease receivables, reinsurance receivables, financial guarantee contracts and loan commitments. This ASU also made limited amendments to the impairment model for available-for-sale debt securities, requiring an allowance for credit losses to be recognized. There were other amendments required as a result of this ASU that are effective for fiscal years beginning after December 15, 2019. Additionally, on May 15, 2019, the FASB issued ASU 2019-05, “Financial Instruments - Credit Losses (Topic 326)” which allowed an entity, upon adoption of ASU 2016-13, to irrevocably elect the fair value option on an instrument-by-instrument basis (except for existing held-to-maturity securities). If an entity elects the fair value option, the difference between the instrument’s fair value and carrying amount is recognized as a cumulative-effect adjustment. This ASU is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. Following the adoption of these ASUs with effect from January 1, 2020, the Company recognized a reduction in the Company’s available-for-sale investment portfolio and reinsurance recoverables by $0.6 million and $3.7 million, respectively, as a result of recognizing current expected credit losses (“CECL”), together with a cumulative effect adjustment of $4.3 million through opening retained earnings.
On October 31, 2018, the FASB issued ASU 2018-17, “Consolidation (Topic 810)” which makes targeted improvements to related party guidance for variable interest entities, requiring the reporting entity to consider indirect interests held through related parties under common control on a proportionate basis when evaluating whether a decision-maker’s fee is a variable interest for purposes of the primary beneficiary test. The amendments of this ASU are effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. Adoption of this ASU did not have a material impact on the Company’s financial statements and disclosures.
On April 4, 2019, the FASB issued ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments” amending guidance on credit losses, hedging, and recognizing and measuring financial instruments in response to questions raised by stakeholders and to correct unintended application. The amendments of this ASU are effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years for both Topic 326 and Topic 825, whereas for Topic 815 the amendments are effective as of the beginning of the entity’s next annual period for entities that have already adopted the hedge accounting standard. Adoption of this ASU did not have a material impact on the Company’s financial statements and disclosures.
On March 12, 2020, the FASB issued ASU 2020-04, “Reference Date Reform (Topic 848)” which provides optional guidance for a limited period of time (March 12, 2020 to December 31, 2022) aiming at easing the potential burden in accounting for the effects of reference rate reform, such as the potential cessation of the London Interbank Offered Rate (“LIBOR”). This ASU is effective as of March 12, 2020 through December 31, 2022. Adoption of this ASU did not have a material impact on the Company’s financial statements and disclosures.
Accounting Pronouncements Not Yet Adopted
On December 18, 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740)” which makes amendments aimed at simplifying the accounting for income taxes. This ASU will be effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. During the year, the Company evaluated and considered the provisions of ASU 2019-12 and has concluded that there is no material impact on the consolidated financial statements for the current and future financial years.
Other accounting pronouncements were issued during the year ended December 31, 2020 which were either not relevant to the Company or did not impact the Company’s consolidated financial statements.

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
Non-underwriting Disclosures. The Company provides additional disclosures for corporate and other (non-operating) income and expenses. Corporate and other income and expenses include net investment income, net realized and unrealized investment gains or losses, expenses associated with managing the Aspen Group, certain strategic and other costs, changes in fair value of derivatives or the loan notes issued by variable interest entities, interest expenses, net realized and unrealized foreign exchange gains or losses, asset impairments and income taxes, none of which are allocated to the business segments. These corporate expenses are not allocated to the Company’s business segments as they are not directly related to the Company’s business segment operations and is consistent with how management measures the performance of its segments.

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
The following tables provide a summary of gross and net written and earned premiums, underwriting results, ratios and reserves for each of the Company’s business segments for the twelve months ended December 31, 2020, 2019 and 2018:

	Twelve Months Ended December 31, 2020
	Reinsurance	Insurance	Total
	($ in millions)
Underwriting Revenues
Gross written premiums	$1,660.8	$2,042.8	$3,703.6
Net written premiums	1,302.1	1,280.8	2,582.9
Gross earned premiums	1,616.4	2,027.1	3,643.5
Net earned premiums	1,292.1	1,240.5	2,532.6
Underwriting Expenses
Losses and loss adjustment expenses	958.6	882.2	1,840.8
Amortization of deferred policy acquisition costs	246.0	219.7	465.7
General and administrative expenses	110.8	197.2	308.0
Underwriting (loss)	(23.3)	(58.6)	(81.9)
Corporate expenses			(70.2)
Non-operating expenses			(32.7)	(1)
Net investment income			154.6
Realized and unrealized investment gains			98.5
Realized and unrealized investment losses			(27.4)
Change in fair value of derivatives			(65.1)
Interest expense on long term debt			(33.9)
Net realized and unrealized foreign exchange (losses)			(12.4)
Other income			49.8	(2)
Other expenses			(10.8)
(Loss) before income taxes			(31.5)
Income tax (expense)			(8.6)
Net (loss)			$(40.1)

Net reserves for loss and loss adjustment expenses	$2,095.7	$1,874.4	$3,970.1
Ratios
Loss ratio	74.2%	71.1%	72.7%
Policy acquisition expense ratio	19.0	17.7	18.4
General and administrative expense ratio	8.6	15.9	16.2	(3)
Expense ratio	27.6	33.6	34.6
Combined ratio	101.8%	104.7%	107.3%
 _______________
(1)Non-operating expenses includes $18.2 million of costs related to severance, retention awards and other costs, $12.9 million of impairment charges related to lease assets as a result of sub-leasing certain office space and $1.6 million of amortization of intangible assets and other non-operating expenses.
(2)Includes the gain on sale of our renewal rights on our surety insurance book of business to a third party, totaling $43.1 million.
(3)The general and administrative expense ratio in the total column includes corporate and non-operating expenses.

	Twelve Months Ended December 31, 2019
	Reinsurance	Insurance	Total
	( $ in millions)
Underwriting Revenues
Gross written premiums	$1,485.5	$1,956.9	$3,442.4
Net written premiums	1,251.1	1,176.8	2,427.9
Gross earned premiums	1,494.9	1,927.5	3,422.4
Net earned premiums	1,255.2	1,038.1	2,293.3
Underwriting Expenses
Losses and loss adjustment expenses	917.9	761.8	1,679.7
Amortization of deferred policy acquisition costs	264.9	147.8	412.7
General and administrative expenses	111.7	229.8	341.5
Underwriting (loss)	(39.3)	(101.3)	(140.6)
Corporate expenses			(54.5)
Non-operating expenses			(125.6)	(1)
Net investment income			197.3
Realized and unrealized investment gains			97.1
Realized and unrealized investment losses			(10.9)
Realized loss on debt extinguishment			(5.5)
Change in fair value of loan notes issued by variable interest entities			(3.1)
Change in fair value of derivatives			(144.2)
Interest expense on long term debt			(20.2)
Net realized and unrealized foreign exchange (losses)			(11.8)
Other income			4.9
Other expenses			(1.7)
(Loss) before income taxes			(218.8)
Income tax (expense)			(22.9)
Net (loss)			$(241.7)

Net reserves for loss and loss adjustment expenses	$2,605.9	$2,026.1	$4,632.0
Ratios
Loss ratio	73.1%	73.4%	73.2%
Policy acquisition expense ratio	21.1	14.2	18.0
General and administrative expense ratio	8.9	22.1	22.7	(2)
Expense ratio	30.0	36.3	40.7
Combined ratio	103.1%	109.7%	113.9%
 ________________

(1)Non-operating expenses includes $103.4 million of costs related to the Merger, severance, retention and other costs, $22.2 million of expenses related to the Company’s operating effectiveness and efficiency program, which includes $12.3 million of impairment charges related to lease assets as a result of sub-leasing certain office space.
(2)The general and administrative expense ratio in the total column includes corporate and non-operating expenses.

	Twelve Months Ended December 31, 2018
	Reinsurance	Insurance	Total
	($ in millions)
Underwriting Revenues
Gross written premiums	$1,495.7	$1,951.2	$3,446.9
Net written premiums	1,182.9	899.1	2,082.0
Gross earned premiums	1,593.9	1,940.5	3,534.4
Net earned premiums	1,256.4	958.3	2,214.7
Underwriting Expenses
Losses and loss adjustment expenses	927.0	646.0	1,573.0
Amortization of deferred policy acquisition costs	260.9	110.7	371.6
General and administrative expenses	118.5	239.2	357.7
Underwriting (loss)	(50.0)	(37.6)	(87.6)
Corporate expenses			(56.8)
Non-operating expenses			(77.2)	(1)
Net investment income			198.2
Realized and unrealized investment gains			110.0
Realized and unrealized investment losses			(174.7)
Realized (loss) on debt extinguishment			(8.6)
Change in fair value of loan notes issued by variable interest entities			(4.4)
Change in fair value of derivatives			(31.8)
Interest expense on long term debt			(25.9)
Net realized and unrealized foreign exchange (losses)			(3.5)
Other income			9.0
Other expenses			(2.7)
(Loss) before income taxes			(156.0)
Income tax benefit			10.2
Net (loss)			$(145.8)

Net reserves for loss and loss adjustment expenses	$2,843.6	$2,153.0	$4,996.6
Ratios
Loss ratio	73.8%	67.4%	71.0%
Policy acquisition expense ratio	20.8	11.6	16.8
General and administrative expense ratio	9.4	25.0	22.2	(2)
Expense ratio	30.2	36.6	39.0
Combined ratio	104.0%	104.0%	110.0%
_______________
(1)Non-operating expenses includes $37.5 million of expenses related to Company’s operating effectiveness and efficiency program, $39.0 million of advisor fees related to the Merger and $11.3 million of retention costs, partially offset by the write back of a $14.1 million buy-out provision.
(2)The general and administrative expense ratio in the total column includes corporate and non-operating expenses.

Geographical Areas. The following summary presents the Company’s gross written premiums based on the location of the insured risk for the twelve months ended December 31, 2020, 2019 and 2018.

	For the Twelve Months Ended
	December 31, 2020	December 31, 2019	December 31, 2018
	($ in millions)
Australia/Asia	$259.7	$215.9	$175.9
Caribbean	6.0	9.3	7.7
Europe	92.5	82.8	92.6
United Kingdom	374.1	295.7	290.1
United States & Canada (1)	2,267.5	2,003.9	1,875.9
Worldwide excluding United States (2)	23.1	63.0	70.1
Worldwide including United States (3)	501.2	614.9	775.8
Others	179.5	156.9	158.8
Total	$3,703.6	$3,442.4	$3,446.9
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

4.     Investments
Income Statement
Investment Income. The following table summarizes investment income for the twelve months ended December 31, 2020, 2019 and 2018:

	For the Twelve Months Ended
	December 31, 2020	December 31, 2019	December 31, 2018
	($ in millions)
Fixed income securities — Available for sale	$106.5	$128.2	$134.1
Fixed income securities — Trading	32.8	42.0	49.6
Short-term investments — Available for sale	0.8	2.3	1.4
Short-term investments — Trading	0.5	2.5	0.4
Fixed term deposits (included in cash and cash equivalents)	6.4	19.5	14.2
Equity securities — Trading	—	—	2.1
Catastrophe bonds — Trading	1.4	2.3	2.8
Privately-held investments — Trading	20.9	3.4	—
Other investments, at fair value(1)	(2.0)	8.9	2.5
Total	167.3	209.1	207.1
Investment expenses	(12.7)	(11.8)	(8.9)
Net investment income	$154.6	$197.3	$198.2
 ______________
(1)    Other investments represents the Company’s investment in a real estate fund. The movement in the year represents the change in fair value of the investment and has been included as part of our investment income.

The following table summarizes the net realized and unrealized investment gains and losses recorded in the statement of operations and the change in unrealized gains and losses on investments recorded in other comprehensive income for the twelve months ended December 31, 2020, 2019 and 2018:

	For the Twelve Months Ended
	December 31, 2020	December 31, 2019	December 31, 2018
	($ in millions)
Available for sale:
Fixed income securities — gross realized gains	$68.8	$14.4	$6.4
Fixed income securities — gross realized (losses)	(1.8)	(7.3)	(11.4)
Cash and cash equivalents — gross realized gains	0.5	0.1	0.3
Cash and cash equivalents — gross realized (losses)	(0.4)	(0.2)	(0.5)
Net change in expected credit gains	0.4	—	—
Trading:
Fixed income securities — gross realized gains	18.2	34.3	4.6
Fixed income securities — gross realized (losses)	(3.8)	(2.6)	(25.0)
Short-term investments — gross realized gains	—	—	0.1
Short-term investments — gross realized (losses)	—	—	(4.2)
Cash and cash equivalents — gross realized gains	0.2	—	1.5
Cash and cash equivalents — gross realized (losses)	(0.3)	(0.3)	(0.3)
Equity securities — gross realized gains	—	—	94.5
Equity securities — gross realized (losses)	—	—	(20.1)
Privately-held investments — gross realized gains	—	0.2	—
Privately-held investments — gross realized (losses)	—	(0.2)	—
Privately-held investments — net change in gross unrealized (losses)	(20.4)	—	—
Catastrophe bonds — net unrealized gains	—	0.9	2.2
Net change in gross unrealized gains / (losses)	—	47.2	(112.1)

Investments — equity method:
Gross realized and unrealized (loss) in MVI	(0.4)	(0.1)	(0.2)
Gross realized and unrealized (loss) gain in Digital Risk	(0.3)	(0.2)	0.4
Gross realized and unrealized gain in Bene	—	—	(0.9)
Gross realized gain on sale of Bene	1.8	—	—
Gross realized gain on sale of Crop Re	8.6	—	—
Total net realized and unrealized investment gains/(losses) recorded in the statement of operations	$71.1	$86.2	$(64.7)

Change in available for sale net unrealized gain/(losses):
Fixed income securities	108.5	164.9	(81.3)
Income tax (expense)/benefit	(6.2)	(13.6)	4.8
Total change in net unrealized gains/(losses), net of taxes recorded in other comprehensive income	$102.3	$151.3	$(76.5)

Balance Sheet
Fixed Income Securities and Short-Term Investments — Available For Sale. The following tables present the cost or amortized cost, gross unrealized gains and losses and estimated fair market value of available for sale investments in fixed income securities and short-term investments as at December 31, 2020 and December 31, 2019:

	As at December 31, 2020
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Market Value
	($ in millions)
U.S. government	$1,041.3	$60.5	$(0.6)	$—	$1,101.2
U.S. agency	32.8	1.5	—	—	34.3
Municipal	61.6	5.5	—	—	67.1
Corporate	1,714.5	112.0	(0.1)	(0.2)	1,826.2
Non-U.S. government-backed corporate	62.7	0.7	—	—	63.4
Non-U.S. government	268.8	4.3	—	—	273.1
Asset-backed	2.3	—	—	—	2.3
Non-agency commercial mortgage-backed	6.7	0.7	—	—	7.4
Agency mortgage-backed	936.0	37.2	(0.1)	—	973.1
Total fixed income securities — Available for sale	4,126.7	222.4	(0.8)	(0.2)	4,348.1
Total short-term investments — Available for sale	88.0	—	(0.2)	—	87.8
Total	$4,214.7	$222.4	$(1.0)	$(0.2)	$4,435.9

Effective January 1, 2020, the Company adopted ASU 2016-13 prospectively and as a result any credit losses on the Company's available-for-sale investments are recorded as an allowance, subject to reversal. See Note 2, “Basis of Preparation and Significant Accounting Policies” and Note 23, “Allowance for Credit Losses” for further details.

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

Fixed Income Securities, Short Term Investments, Equities, Catastrophe Bonds and Privately-held Investments — Trading. The following tables present the cost or amortized cost, gross unrealized gains and losses, and estimated fair market value of trading investments in fixed income securities, short-term investments, equity securities, catastrophe bonds and privately-held investments as at December 31, 2020 and December 31, 2019:

	As at December 31, 2020
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
	($ in millions)
Fixed Income Securities — Trading
U.S. government	$117.9	$2.7	$(0.1)	$120.5
Municipal	3.2	0.3	—	3.5
Corporate	94.4	9.1	—	103.5
High yield loans	10.0	—	(0.2)	9.8
Non-U.S. government	41.5	0.1	—	41.6
Asset-backed	541.7	3.1	(5.7)	539.1
Agency mortgage-backed	36.1	1.5	—	37.6
Total fixed income securities — Trading	844.8	16.8	(6.0)	855.6
Short-term investments — Trading	35.4	—	—	35.4
Catastrophe bonds — Trading	18.8	—	—	18.8
Privately-held investments — Trading
Commercial mortgage loans	$178.6	$0.1	$(15.1)	$163.6
Middle market loans	117.4	0.2	(5.5)	112.1
Asset-backed securities	18.7	—	(0.1)	18.6
Equity securities	5.0	—	—	5.0
Total privately-held investments — Trading	319.7	0.3	(20.7)	299.3
Total Investments — Trading	$1,218.7	$17.1	$(26.7)	$1,209.1

	As at December 31, 2019
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
	($ in millions)
Fixed Income Securities — Trading
U.S. government	$183.3	$1.8	$(0.1)	$185.0
Municipal	3.1	0.1	—	3.2
Corporate	231.7	11.6	(0.1)	243.2
Non-U.S. government	143.9	7.4	(0.1)	151.2
Asset-backed	491.7	2.4	(1.7)	492.4
Agency mortgage-backed	52.9	0.9	—	53.8
Total fixed income securities — Trading	1,106.6	24.2	(2.0)	1,128.8
Short-term investments — Trading	79.2	—	—	79.2
Catastrophe bonds — Trading	29.4	—	(0.8)	28.6
Privately-held investments — Trading
Commercial mortgage loans	156.3	0.3	—	156.6
Middle market loans	111.7	0.2	(0.2)	111.7
Asset-backed securities	8.7	—	—	8.7
Equity securities	2.5	0.2	—	2.7
Total privately-held investments — Trading	279.2	0.7	(0.2)	279.7
Total Investments — Trading	$1,494.4	$24.9	$(3.0)	$1,516.3

The Company classifies the financial instruments listed above as held for trading because this most closely reflects the facts and circumstances of the investments held.
As at December 31, 2020, the Company had no positions in U.S. Dollar BBB Emerging Market Debt and a 1.5% position in a real estate fund and a 3.6% position in MML and CML, representing in total 5.1% of our Managed Portfolio (December 31, 2019 — 8.2%).
Catastrophe bonds. The Company has invested in catastrophe bonds with a total value of $18.8 million as at December 31, 2020 (December 31, 2019 — $28.6 million). The bonds are either zero-coupon notes or receive quarterly interest payments based on variable interest rates with scheduled maturities ranging from 2019 to 2022. The redemption value of the bonds will adjust based on the occurrence or aggregate occurrence of a covered event, such as windstorms and earthquakes in the United States, Canada, the North Atlantic, South America, Europe, Japan or Australia.
Privately-held investments. The Company has invested in privately-held investments, which primarily include commercial mortgage loans of $163.6 million and middle market loans of $112.1 million as at December 31, 2020 (December 31, 2019 — commercial mortgage loans of $156.6 million; middle market loans of $111.7 million).
Commercial Mortgage Loans. The commercial mortgage loans are related to investments in properties including apartments, hotels, office and retail buildings, other commercial properties and industrial properties. The commercial mortgage loan portfolio is diversified by property type, geographic region and issuer to reduce risks. As part of our investment process, we evaluate factors such as size, property type, and security to determine that properties are performing at a consistent and acceptable level to secure the related debt.  The following table presents the type of commercial mortgage loans and geographic region as at December 31, 2020 and December 31, 2019:

	As at December 31, 2020		As at December 31, 2019
	Net Carrying Value	Percentage of Total	Net Carrying Value	Percentage of Total
	($ millions)	(%)	($ millions)	(%)
Property type

Apartment	80.7	49.3	48.3	30.8
Hotels	20.4	12.5	47.7	30.4
Office building	33.9	20.7	21.9	14.0
Other commercial	28.6	17.5	17.0	10.9
Retail	—	—	15.2	9.7
Industrial	—	—	6.5	4.2
Total commercial mortgage loans	$163.6	100%	156.6	100%

Geographic Region
U.S.	122.7	75.0	85.5	54.6
International	40.9	25.0	71.1	45.4
Total commercial mortgage loans	$163.6	100%	156.6	100%

The primary credit quality indicator of commercial mortgage loans is loan performance. Non-performing commercial mortgage loans are generally 90 days or more past due. As of December 31, 2020, $0.7 million of our commercial mortgage loans were non-performing.  Loan-to-value and debt service coverage ratios are measures we use to assess the risk and quality of commercial mortgage loans. The loan-to-value ratio is expressed as a percentage of the value of the loan relative to the value of the underlying property. A loan-to-value ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The following table represents the loan-to-value ratio of the commercial mortgage loan portfolio as at December 31, 2020 and December 31, 2019:

	As at December 31, 2020	As at December 31, 2019
	(in millions)
Less than 50%	$14.9	$—
50% to 60%	39.3	80.5
61% to 70%	99.5	35.5
71% to 80%	9.9	40.6
Commercial mortgage loans	$163.6	$156.6

The debt-service coverage ratio is measured by a property’s net operating income as a multiple of its debt re-payments. A ratio of less than 1.0 reflects a property’s operations is not sufficient to cover its debt payments. The following table represents the debt-service coverage ratio of the commercial mortgage loan portfolio, excluding those that are non-performing and construction loans which are still under development, as at December 31, 2020 and December 31, 2019:

	As at December 31, 2020	As at December 31, 2019
	(in millions)
Greater than 1.20x	$82.2	$94.6
1.00 - 1.20x	14.9	—
Less than 1.00x	—	13.7
Commercial mortgage loans (1)	97.1	108.3
_______________
(1)    As at December 31, 2020, we have non-performing loans of $0.7 million (December 31, 2019 — $Nil) and construction loans of $65.8 million (December 31, 2019 — $48.4 million) which only generate income when the construction is completed. As no income is currently being generated on these loans, they are not included in the table above. The total value of commercial mortgage loans are $163.6 million as at December 31, 2020, (December 31, 2019 — $156.6 million). The prior year numbers in the table above have been represented to be consistent with the current year presentation.

Middle Market Loans. The middle market loans are investments in senior secured loan positions with full covenants, focused on the middle market in both U.S. and Europe. The middle market loan portfolio is diversified by industry type, geographic region and issuer to reduce risks. As part of our investment process, we evaluate factors such as size, industry and security to determine that loans are performing at a consistent and acceptable level to secure the related debt.  The following table presents the type of middle market loans and geographic region as at December 31, 2020 and December 31, 2019:

	As at December 31, 2020		As at December 31, 2019
	Net Carrying Value	Percentage of Total	Net Carrying Value	Percentage of Total
	($ millions)	(%)	($ millions)	(%)
Industry type

Materials	28.0	24.9	29.5	26.4
Financials	27.1	24.2	22.2	19.8
Industrials	17.3	15.5	18.9	17.0
Consumer discretionary	13.7	12.2	14.2	12.7
Health care	7.5	6.7	8.2	7.4
Energy	7.3	6.5	7.4	6.6
Consumer staples	6.4	5.7	6.4	5.7
Information technology	4.8	4.3	4.9	4.4
Total middle market mortgage loans	$112.1	100%	$111.7	100%

Geographic Region
U.S.	91.8	81.9	91.8	82.2
International	20.3	18.1	19.9	17.8
Total middle market loans	$112.1	100%	$111.7	100%

The primary credit quality indicator of middle market loans is loan performance. Non-performing middle market loans are generally 90 days or more past due. As of December 31, 2020, all of our middle market loans were performing.   Loan-to-enterprise-value and fixed charge coverage ratios are measures we use to assess the risk and quality of middle market loans. The loan-to-enterprise-value ratio is expressed as a percentage of the value of the loan relative to the value of the business. A loan-to-enterprise-value ratio in excess of 100% indicates the unpaid loan amount exceeds the value of the underlying business. The following table represents the loan-to-enterprise-value ratio of the middle market loan portfolio as at December 31, 2020 and December 31, 2019:

	As at December 31, 2020	As at December 31, 2019
	(in millions)
Less than 50%	$59.8	$90.6
50% to 60%	11.0	21.1
61% to 70%	6.4	—
81% to 100%	17.2	—
Greater than 100%	17.7	—
Middle market loans	$112.1	$111.7
The fixed charge coverage ratio, based upon the most recent financial statements, is expressed as a percentage of a firm’s earnings plus fixed charges to its fixed charges. Fixed charges include debt repayments, interest and equipment lease expenses. A fixed charge coverage ratio of less than 1.0 indicates a firm’s operations do not generate enough income to cover its fixed charges. The following represents the fixed charge coverage ratio of the middle market loan portfolio as at December 31, 2020 and December 31, 2019

	As at December 31, 2020	As at December 31, 2019
	(in millions)
Greater than 1.20x	$73.6	$68.4
1.00 - 1.20x	—	25.5
Less than 1.00x	38.5	17.8
Middle market loans	$112.1	$111.7
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
Investments — Equity Method. In January 2015, the Company, along with seven other insurance companies, established a micro-insurance venture consortium and micro-insurance incubator (“MVI”) domiciled in Bermuda. The MVI is a social impact organization that provides micro-insurance products to assist global emerging consumers. The Company’s initial investment in the MVI was $0.8 million. The Company made an additional investment of $0.1 million in the twelve months ended December 31, 2017 and a further investment of $0.2 million in the twelve months ended December 31, 2018. In March, 2021 the Company committed an additional $0.8 million equity contribution to MVI over a 2 year period.
On July 26, 2016, the Company purchased through its wholly-owned subsidiary, Acorn Limited (“Acorn”), a 20.0% share of Bene Assicurazioni (“Bene”), an Italian-based motor insurer for a total consideration of $3.3 million. The investment was accounted for under the equity method and adjustments to the carrying value of this investment were made based on the Company’s share of capital, including share of income and expenses. The Company made additional investments of $1.2 million and $1.1 million, in the twelve months ended December 31, 2018 and December 31, 2019, respectively.
On November 20, 2020, the Company sold its investment in Bene for $6.1 million, releasing a gain of $1.8 million.
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
On December 14, 2020, we completed the sale of our 23.2% interest in Crop Re to CGB DS (the “CGB Sale”). The CGB Sale has and will result in a material diminution of our U.S. agricultural business in 2021 and beyond. As a part of the CGB Sale, CGB DS paid AAIC $71.1 million for its ownership interest in Crop Re, as well as $14.5 million to settle loss carryforwards for the 2018 and 2019 crop years. In addition, AAIC entered into a commutation agreement with CGB DS (the “Commutation Agreement”), under which AAIC paid $2.2 million to CGB DS as a commutation settlement for the 2018 and 2019 crop years. The Commutation Agreement does not cover the crop years from 2010 to 2017 or the 2020 crop year, therefore we remain exposed to reinsurance obligations and potential claims in regards to those years.

On December 23, 2019, the Company committed $5.0 million as an equity investment in the holding company of a multi-line reinsurer. The strategy for the multi-line reinsurer is to combine a diversified reinsurance business, focused primarily on long-tailed lines of property and casualty business and, potentially to a lesser extent, life business, with a diversified investment strategy. On December 27, 2019, the Company received a demand for an initial capital call of $0.2 million and paid the capital on January 15, 2020. During the course of 2020, a further $0.3 million capital was invested in the multi-line reinsurer.

The table below shows the Company’s investments in MVI, Multi-Line Reinsurer, Bene, Digital Re and Crop Re for the twelve months ended December 31, 2020 and 2019:

	MVI	Multi-Line Reinsurer	Bene	Digital Re	Crop Re	Total
	($ in millions)
Opening undistributed value of investment as at January 1, 2020	$0.4	$—	$4.3	$0.7	$62.5	$67.9
Investment in the period	—	0.5	—	—	—	0.5
Unrealized (loss) for the twelve months to December 31, 2020	(0.4)	—	—	(0.3)	—	(0.7)
Gain on disposal	—	—	1.8	—	8.6	10.4
Proceeds from disposal	—	—	(6.1)	—	(71.1)	(77.2)
Closing value of investment as at December 31, 2020	$—	$0.5	$—	$0.4	$—	0.9

Opening undistributed value of investment as at January 1, 2019	$0.5	$—	$3.2	$0.9	$62.5	$67.1
Investment in the period	—	—	1.1	—	—	1.1
Unrealized (loss) for the twelve months to December 31, 2019	(0.1)	—	—	(0.2)	—	(0.3)
Closing value of investment as at December 31, 2019	$0.4	$—	$4.3	$0.7	$62.5	$67.9
Other Investments. On December 20, 2017, the Company committed $100.0 million as a limited partner to a real estate fund. The investment objective of the fund is to achieve attractive risk-adjusted returns through the acquisition of income producing, high quality assets in gateway cities located in the U.S. and Canada in the office, retail, industrial and multifamily sectors of the real estate market. On May 1, 2018, the Company received a demand for an initial capital call of $86.2 million and paid the capital call on May 10, 2018. On September 19, 2018, the Company received a demand for the final capital call of $13.8 million and paid the capital on September 28, 2018. As at December 31, 2020, the current fair value of the real estate fund is $109.4 million.

For further information on the real estate fund, refer to Note 20(a) in these consolidated financial statements, “Commitments and Contingencies.”

Fixed Income Securities. The scheduled maturity distribution of the Company’s available for sale fixed income securities as at December 31, 2020 and December 31, 2019 is set forth below. Actual maturities may differ from contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

	As at December 31, 2020
	Amortized Cost or Cost	Fair Market Value	Average S&P Ratings by Maturity
	($ in millions)
Due one year or less	$498.6	$501.3	AA
Due after one year through five years	1,833.6	1,925.9	AA-
Due after five years through ten years	741.9	806.5	AA-
Due after ten years	107.6	131.6	AA-
Total — Government and corporate	3,181.7	3,365.3
Non-agency commercial mortgage-backed	6.7	7.4	AA+
Agency mortgage-backed	936.0	973.1	AA+
Asset-backed	2.3	2.3	AAA
Total fixed income securities — Available for sale	$4,126.7	$4,348.1

	At December 31, 2019
	Amortized Cost or Cost	Fair Market Value	Average S&P Ratings by Maturity
	($ in millions)
Due one year or less	$572.7	$574.6	AA
Due after one year through five years	2,230.3	2,269.3	AA-
Due after five years through ten years	864.1	896.3	AA-
Due after ten years	119.0	138.3	AA-
Total — Government and corporate	3,786.1	3,878.5
Non-agency commercial mortgage-backed	6.7	6.5	AA+
Agency mortgage-backed	1,052.2	1,073.0	AA+
Asset-backed	0.2	0.2	AAA
Total fixed income securities — Available for sale	$4,845.2	$4,958.2
Guaranteed Investments. As at December 31, 2020 and December 31, 2019, the Company held no investments which are guaranteed by mono-line insurers, excluding those with explicit government guarantees. The Company’s exposure to other third-party guaranteed debt is primarily to investments backed by non-U.S. government guaranteed issuers.

Gross Unrealized Losses. The following tables summarize, by type of security, the aggregate fair value and gross unrealized loss by length of time the security has been in an unrealized loss position for the Company’s available for sale portfolio as at December 31, 2020 and December 31, 2019:

	December 31, 2020
	0-12 months		Over 12 months		Total
	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Number of Securities
	($ in millions)
U.S. government	$58.7	$(0.6)	$—	$—	$58.7	$(0.6)	10
Corporate	39.6	(0.1)	—	—	39.6	(0.1)	16
Non-U.S. government	7.5	—	—	—	7.5	—	4
Agency mortgage-backed	33.3	(0.1)	2.1	—	35.4	(0.1)	19
Total fixed income securities — Available for sale	139.1	(0.8)	2.1	—	141.2	(0.8)	49
Total short-term investments — Available for sale	8.7	—	—	(0.2)	8.7	(0.2)	15
Total	$147.8	$(0.8)	$2.1	$(0.2)	$149.9	$(1.0)	64

	December 31, 2019
	0-12 months		Over 12 months		Total
	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Number of Securities
	($ in millions)
U.S. government	$142.0	$(1.0)	$138.2	$(0.4)	$280.2	$(1.4)	49
U.S. agency	3.0	—	6.0	—	9.0	—	2
Municipal	3.7	—	—	—	3.7	—	2
Corporate	167.7	(0.6)	37.1	—	204.8	(0.6)	91
Non-U.S. government-backed corporate	31.8	(0.1)	—	—	31.8	(0.1)	9
Non-U.S. government	48.6	(0.4)	0.6	—	49.2	(0.4)	20
Asset-backed	—	—	0.2	—	0.2	—	1
Non-agency commercial mortgage-backed securities	6.5	(0.2)	—	—	6.5	(0.2)	1
Agency mortgage-backed	149.7	(0.3)	68.4	(0.8)	218.1	(1.1)	80
Total fixed income securities — Available for sale	553.0	(2.6)	250.5	(1.2)	803.5	(3.8)	255
Total short-term investments — Available for sale	29.5	—	—	—	29.5	—	5
Total	$582.5	$(2.6)	$250.5	$(1.2)	$833.0	$(3.8)	260

Current Expected Credit Loss and Other-Than-Temporary Impairments.
On June 16, 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326)” which replaced other-than-temporary impairment (“OTTI”) by a new impairment model, known as the current expected loss model (“CECL”), which is based on expected losses rather than incurred losses. For a more detailed description of accounting policies for CECL and OTTI, refer to Note 2(c), “Basis of Preparation and Significant Accounting Policies” of these consolidated financial statements.
CECL. Following the adoption of ASU 2016-13, with effect from January 1, 2020, the Company recognized a reduction in its available-for-sale investment portfolio totaling $0.6 million as a result of recognizing CECL through opening retained earnings for periods 2019 and prior.
For the twelve months ended December 31, 2020, there was a reduction in the CECL allowance on available-for-sale investments of $0.4 million.

OTTI. A security was potentially impaired when its fair value was below its cost or amortized cost. The Company reviewed its available for sale fixed income and equity portfolios on an individual security basis for potential OTTI each quarter based on criteria including issuer-specific circumstances, credit ratings actions and general macro-economic conditions. The total OTTI charge for the twelve months ended December 31, 2019 was $Nil.
5.     Variable Interest Entities
As at December 31, 2020, the Company had investments in one (December 31, 2019 — one) variable interest entity (“VIE”), namely Peregrine Reinsurance Ltd (“Peregrine”).
Peregrine. In November 2016, Peregrine, a subsidiary of the Company, was registered as a segregated accounts company under the Segregated Accounts Companies Act 2000, as amended. As at December 31, 2020, Peregrine had six segregated accounts which were funded by third-party investors and two segregated accounts which are funded by Aspen are consolidated within the financial statements.
The Company has determined that Peregrine has the characteristics of a VIE as addressed by the guidance in ASC 810, Consolidation. The six segregated accounts have not been consolidated as part of the Company’s consolidated financial statements because the Company is not the primary beneficiary of those accounts. The Company has, however, concluded that it is the primary beneficiary of the Peregrine general fund and, similar to prior reporting periods, the results of the Peregrine general fund are included in the Company’s consolidated financial statements.
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
The following tables show the total liability balance of the Loan Notes for the twelve months ended December 31, 2020 and 2019:

For the Twelve Months Ended December 31, 2020
	Third Party	Aspen Holdings	Total
($ in millions)
Opening balance	$—	$—	$—
Total change in fair value for the period	—	—	—
Total distributed in the period	—	—	—
Closing balance as at December 31, 2020	$—	$—	$—

Liability
Loan notes (long-term liabilities)	$—	$—	$—
Accrued expenses (current liabilities)	—	—	—
Total aggregate unpaid balance as at December 31, 2020	$—	$—	$—

	For the Twelve Months Ended December 31, 2019
	Third Party	Aspen Holdings	Total
	($ in millions)
Opening balance	$4.6	$1.1	$5.7
Total change in fair value for the period	3.1	0.8	3.9
Total distributed in the period	(7.7)	(1.9)	(9.6)
Closing balance as at December 31, 2019	$—	$—	$—

Liability
Loan notes (long-term liabilities)	$—	$—	$—
Accrued expenses (current liabilities)	—	—	—
Total aggregate unpaid balance as at December 31, 2019	$—	$—	$—
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

The following tables present the level within the fair value hierarchy at which the Company’s financial assets and liabilities are measured on a recurring basis as at December 31, 2020 and December 31, 2019:

	As at December 31, 2020
	Level 1	Level 2	Level 3	Total
	($ in millions)
Available for sale financial assets, at fair value
U.S. government	$1,101.2	$—	$—	$1,101.2
U.S. agency	—	34.3	—	34.3
Municipal	—	67.1	—	67.1
Corporate	184.2	88.9	—	273.1
Non-U.S. government-backed corporate	—	63.4	—	63.4
Non-U.S. government	—	7.4	—	7.4
Asset-backed	—	973.1	—	973.1
Non-agency commercial mortgage-backed	—	2.3	—	2.3
Agency mortgage-backed	—	1,826.2	—	1,826.2
Total fixed income securities available for sale, at fair value	1,285.4	3,062.7	—	4,348.1
Short-term investments available for sale, at fair value	81.0	6.8	—	87.8
Held for trading financial assets, at fair value
U.S. government	120.5	—	—	120.5
Municipal	—	3.5	—	3.5
Corporate	—	103.5	—	103.5
High yield loans	—	9.8	—	9.8
Non-U.S. government	41.2	0.4	—	41.6
Asset-backed	—	539.1	—	539.1
Agency mortgage-backed	—	37.6	—	37.6
Total fixed income securities trading, at fair value	161.7	693.9	—	855.6
Short-term investments trading, at fair value	35.4	—	—	35.4
Privately-held investments trading, at fair value	—	—	299.3	299.3
Catastrophe bonds trading, at fair value	—	18.8	—	18.8
Other investments (1)	—	—	—	109.4

Other financial assets and liabilities, at fair value
Derivatives at fair value — foreign exchange contracts	—	26.8	—	26.8
Liabilities under derivative contracts — foreign exchange contracts	—	(13.6)	—	(13.6)
Total	1,563.5	3,795.4	299.3	5,767.6
______________
(1)Other investments represents our investment in a real estate fund and is measured at fair value using the net asset value per share practical expedient. As a result this has not been classified in the fair value hierarchy. The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheets. The investment in the real estate fund is subject to restrictions as detailed in Note 20(a), “Commitments and Contingencies.”

	At December 31, 2019
	Level 1	Level 2	Level 3	Total
	($ in millions)
Available for sale financial assets, at fair value
U.S. government	$1,413.1	$—	$—	$1,413.1
U.S. agency	—	39.6	—	39.6
Municipal	—	50.7	—	50.7
Corporate	—	1,959.8	—	1,959.8
Non-U.S. government-backed corporate	—	86.5	—	86.5
Non-U.S. government	199.8	129.0	—	328.8
Asset-backed	—	0.2	—	0.2
Non-agency commercial mortgage-backed	—	6.5	—	6.5
Agency mortgage-backed	—	1,073.0	—	1,073.0
Total fixed income securities available for sale, at fair value	1,612.9	3,345.3	—	4,958.2
Short-term investments available for sale, at fair value	108.1	9.5	—	117.6
Held for trading financial assets, at fair value
U.S. government	185.0	—	—	185.0
Municipal	—	3.2	—	3.2
Corporate	—	243.2	—	243.2
Non-U.S. government	48.3	102.9	—	151.2
Asset-backed	—	492.4	—	492.4
Agency mortgage-backed	—	53.8	—	53.8
Total fixed income securities trading, at fair value	233.3	895.5	—	1,128.8
Short-term investments trading, at fair value	79.2	—	—	79.2
Privately-held investments	—	—	279.7	279.7
Catastrophe bonds trading, at fair value	—	28.6	—	28.6
Other investments (1)	—	—	—	111.4

Other financial assets and liabilities, at fair value
Derivatives at fair value — foreign exchange contracts	—	12.9	—	12.9
Derivatives at fair value — interest rate swaps	—	(78.3)	—	(78.3)
Liabilities under derivative contracts — foreign exchange contracts	—	(8.9)	—	(8.9)
Loan notes issued by variable interest entities, at fair value (included within accrued expenses and other payables)	—	—	—	—
Total	$2,033.5	$4,204.6	$279.7	$6,629.2
______________
(1)Other investments represents our investment in a real estate fund and is measured at fair value using the net asset value per share practical expedient. As a result this has not been classified in the fair value hierarchy. The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheets. The investment in the real estate fund is subject to restrictions as detailed in Note 20(a), “Commitments and Contingencies.”
Transfers of assets into or out of a particular level are recorded at their fair values as of the end of each reporting period consistent with the date of the determination of fair value. During the twelve months ended December 31, 2020, $8.3 million was transferred from Level 2 to Level 3 due to a change in pricing methodology. ( December 31, 2019, no transfers were made between Level 1, Level2 and Level 3)
As at December 31, 2020, there were privately-held investments worth $299.3 million (December 31, 2019 — $279.7 million) classified as Level 3. As a result of loans sold by Aspen and loans repaid to Aspen by borrowers, a net settlement of $64.3 million occurred during the year.

As at December 31, 2019, the Company settled $23.9 million worth of Level 3 assets and the Company’s Level 3 liabilities consisted solely of the Loan Notes issued by Silverton. The Company settled $3.1 million Level 3 liabilities in respect to the Loan Notes issued by Silverton for the twelve months ended December 31, 2019.

The following table presents a reconciliation of the beginning and ending balances for all assets and liabilities measured at fair value on a recurring basis using Level 3 inputs for the twelve months ended December 31, 2020 and December 31, 2019:

Twelve Months Ended December 31, 2020	Balance at beginning of year	Purchases and issuances	Transfers in/(out)	Settlements and sales	Increase/(decrease) in fair value including net income	Balance at end of year	Change in unrealized investment gains (losses) relating to assets held at end of year
Assets
Privately-held investments — trading
Commercial mortgage loans	$156.4	$79.7	$—	$(59.4)	$(13.1)	$163.6	$0.1
Middle market loans	111.7	0.9	8.3	(4.8)	(4.0)	112.1	(5.3)
Asset-backed securities	8.7	10.0	—	—	(0.1)	18.6	—
Equity securities	2.7	2.4	—	(0.1)	—	5.0	—
Total Level 3 assets	$279.5	$93.0	$8.3	$(64.3)	$(17.2)	$299.3	$(5.2)

Liabilities
Loan notes issued by Silverton	$—	$—	$—	$—	$—	$—	$—
Total Level 3 liabilities	$—	$—	$—	$—	$—	$—	$—

Twelve Months Ended December 31, 2019
Assets
Privately-held investments — trading
Commercial mortgage loans	$—	$174.7	$—	$(20.1)	$1.7	$156.4	$0.3
Middle market loans	—	115.5	—	(3.8)	0.1	111.7	—
Asset-backed securities	—	8.7	—	—	—	8.7	—
Equity securities	—	2.7	—	—	—	2.7	—
Total Level 3 assets	$—	$301.5	$—	$(23.9)	$1.8	$279.5	$0.3

Liabilities
Loan notes issued by Silverton	$4.6	$—	$—	$(7.7)	$3.1	$—	$—
Total Level 3 liabilities	$4.6	$—	$—	$(7.7)	$3.1	$—	$—

Valuation of Fixed Income Securities. The Company’s fixed income securities are classified as either available for sale or trading and are carried at fair value. As at December 31, 2020 and December 31, 2019, the Company’s fixed income securities were valued by pricing services or broker-dealers using standard market conventions. The market conventions utilize market quotations, market transactions in comparable instruments and various relationships between instruments including, but not limited to, yield to maturity, dollar prices and spread prices in determining value.
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
As at December 31, 2020, the Company obtained an average of 2.6 quotes per fixed income investment compared to 2.4 quotes at December 31, 2019.
The Company, in conjunction with its third-party accounting service provider, obtains an understanding of the methods, models and inputs used by the third-party pricing service and index providers to assess the ongoing appropriateness of vendors’ prices. The Company and its third-party accounting service provider also have controls in place to validate that amounts provided represent fair values. Processes to validate and review pricing include, but are not limited to:
•quantitative analysis (e.g., comparing the quarterly return for each managed portfolio to its target benchmark, with significant differences identified and investigated);
•comparison of market values obtained from pricing services and broker-dealers against alternative price sources for each security where further investigation is completed when significant differences exist for pricing of individual securities between pricing sources;
•initial and ongoing evaluation of methodologies used by outside parties to calculate fair value; and
•comparison of the fair value estimates to the Company’s knowledge of the current market.
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
Management reviews the vendor hierarchy maintained by the Company’s third-party accounting service provider in order to determine which price source provides the most appropriate fair value (i.e., a price obtained from a pricing service with more seniority in the hierarchy will be used over a less senior one in all cases). The hierarchy level assigned to each security in the Company’s available for sale and trading portfolios is based upon its assessment of the transparency and reliability of the inputs used in the valuation as of the measurement date. The hierarchy of pricing services is determined using various qualitative and quantitative points arising from reviews of the vendors conducted by the Company’s third-party accounting service provider. Vendor reviews include annual due diligence meetings with index providers and pricing services vendors covering valuation methodology, operational walkthroughs and legal and compliance updates.
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
Corporate. Corporate securities consist primarily of short-term, medium-term and long-term debt issued by U.S. and foreign corporations covering a variety of industries and are generally priced by index providers and pricing vendors. Some issuers may participate in government programs which guarantee timely payment of principal and interest in the event of a default. The fair values of these securities are generally determined using the spread above the risk-free yield curve. Inputs used in the evaluation of these securities include credit data, interest rate data, market observations and sector news, broker-dealer quotes and trade volumes. In addition, corporate securities include a portion of the EMD portfolio. The Company classifies these securities across Level 1 and 2, with majority of them being in Level 1.
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
The following table summarizes the quantitative inputs and assumptions used for financial assets and liabilities categorized as Level 3 under the fair value hierarchy as at December 31, 2020:

At December 31, 2020	Fair Value Level 3	Valuation Techniques	Unobservable (U) inputs	Ranges			Weighted Average
	($ in millions)
Privately-held investments — Trading
Commercial mortgage loans	$150.8	Discounted cash flow	Discount rate	6.0%	—	9.0%	7.3%
Commercial mortgage loans	12.1	Transaction Value	n/a	n/a		n/a	n/a
Commercial mortgage loans	0.7	Liquidation Method	n/a	n/a		n/a	n/a
Middle market loans	106.5	Discounted cash flow	Discount rate	6.3%	—	16.5%	8.7%
Middle market loans	5.6	Recovery Approach	n/a	n/a		n/a	n/a
Asset-backed securities	18.6	Discounted cash flow	Discount rate	5.7%	—	6.9%	6.2%
Equity securities	4.3	Discounted cash flow	Discount rate	9.3%		n/a	9.3%
Equity securities	0.7	Transaction Value	n/a	n/a		n/a	n/a
	$299.3
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
Interest Rate Swaps. The interest rate swaps which the Company used to mitigate interest risk are characterized as OTC and are valued by the counterparty using quantitative models with multiple market inputs. The market inputs, such as interest rates and yield curves, are observable and the valuation can be compared for reasonableness with third-party pricing services. Consequently, these instruments are classified as Level 2. During 2020, we unwound the remaining $1,800.0 million of our interest rate swaps.
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
Balances pertaining to reinsurance transactions are reported “gross” on the consolidated balance sheet, meaning that reinsurance recoverable on unpaid losses and ceded unearned premiums are not deducted from insurance reserves but are recorded as assets. For more information on reinsurance recoverables, refer to Note 21, “Concentrations of Credit Risk — Reinsurance recoverables” and Note 10, “Reserves for Losses and Loss Adjustment Expenses” of these consolidated financial statements.

The effect of assumed and ceded reinsurance on premiums written, premiums earned and insurance losses and loss adjustment expenses for the twelve months ended December 31, 2020, 2019 and 2018 was as follows:

	Twelve Months Ended December 31,
	2020	2019	2018
	($ in millions)
Premiums written:
Direct	$2,042.8	$1,956.9	$1,951.2
Assumed	1,660.8	1,485.5	1,495.7
Ceded	(1,120.7)	(1,014.5)	(1,364.9)
Net premiums written	$2,582.9	$2,427.9	$2,082.0

Premiums earned:
Direct	$2,027.1	$1,927.5	$1,940.5
Assumed	1,616.4	1,494.9	1,593.9
Ceded	(1,110.9)	(1,129.1)	(1,319.7)
Net premiums earned	$2,532.6	$2,293.3	$2,214.7

Insurance losses and loss adjustment expenses:
Direct	$1,479.6	$1,415.5	$1,458.9
Assumed	1,134.5	1,147.9	1,196.1
Ceded	(773.3)	(883.7)	(1,082.0)
Net insurance losses and loss adjustment expenses	$1,840.8	$1,679.7	$1,573.0
On March 2, 2020, the Company entered into an adverse development cover reinsurance agreement with a subsidiary of Enstar Group Limited (“Enstar”), pursuant to which Enstar’s subsidiary will reinsure losses incurred on or prior to December 31, 2019. Enstar’s subsidiary will provide $770.0 million of cover in excess of $3.805 billion retention up to an aggregate of $4.575 billion, and an additional $250.0 million of cover in excess above $4.815 billion, up to $5.065 billion. As a result of the ADC, we have significantly reduced our exposure to claims from risks underwritten on or prior to December 31, 2019, and we expect the ADC to significantly reduce volatility from our historical business going forward.
On June 16, 2016, the FASB issued ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326)” which introduced a new impairment model, known as the current expected loss model (“CECL”), which is based on expected losses rather than incurred losses. Under the new credit loss model, the Company would recognize an allowance for its estimate of expected credit losses and this would apply to reinsurance receivables. For a more detailed description of accounting policies for CECL and OTTI, refer to Note 2(c), “Basis of Preparation and Significant Accounting Policies” of these consolidated financial statements.
CECL. Following the adoption of this ASU with effect from January 1, 2020, the Company recognized a reduction in the Company’s reinsurance recoverables by $3.7 million as a result of recognizing CECL through opening retained earnings for periods 2019 and prior.
For the twelve months ended December 31, 2020 there was an increase in the CECL allowance on reinsurance recoverables of $0.1 million.
The Company is potentially exposed to concentrations of credit risk in respect of amounts recoverable from reinsurers, refer to Note 21, “Concentrations of Credit Risk — Reinsurance recoverables” for more detail.

8.     Derivative Contracts
The following table summarizes information on the location and amounts of derivative fair values on the consolidated balance sheet as at December 31, 2020 and 2019:

		As at December 31, 2020			As at December 31, 2019
Derivatives Not Designated as Hedging Instruments Under ASC 815	Balance Sheet Location	Notional Amount	Fair Value		Notional Amount	Fair Value
		($ in millions)			($ in millions)
Foreign Exchange Contracts	Derivatives at Fair Value	$803.1	$21.5	(1)	$687.3	$8.1	(1)
Foreign Exchange Contracts	Liabilities under Derivative Contracts	$599.2	$(13.6)		$1,009.0	$(8.9)
Interest Rate Swaps	Liabilities under Derivative Contracts	$—	$—	(2)	$1,800.0	$(78.3)
 ______________
(1)Net of $3.4 million of cash collateral (December 31, 2019 — $2.9 million).
(2)Initial and variation margin of $Nil has been posted (December 31, 2019 — $111.1 million).

		As at December 31, 2020		As at December 31, 2019
Derivatives Designated as Hedging Instruments Under ASC 815	Balance Sheet Location	Notional Amount	Fair Value	Notional Amount	Fair Value
		($ in millions)		($ in millions)
Foreign Exchange Contracts	Derivatives at Fair Value	$90.6	$5.3	$85.5	$4.8
The following table provides the unrealized and realized gains/(losses) recorded in the statements of operations and other comprehensive income for derivatives that are not designated or designated as hedging instruments under ASC 815 — “Derivatives and Hedging” for the twelve months ended December 31, 2020 and 2019:

		Amount of (Loss)/Gain Recognized on Derivatives
		For the Twelve Months Ended
	Location of Gain/(Loss) Recognized on Derivatives	December 31, 2020	December 31, 2019
Derivatives not designated as hedges		($ in millions)
Foreign Exchange Contracts	Change in Fair Value of Derivatives	16.0	(14.0)
Interest Rate Swaps	Change in Fair Value of Derivatives	(81.1)	(130.2)

Derivatives designated as hedges
Foreign Exchange Contracts	General, administrative and corporate expenses	(3.2)	0.9
Foreign Exchange Contracts	Net change from current period hedged transactions	0.3	4.8
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
As at December 31, 2020, the Company held foreign exchange contracts that were not designated as hedges under ASC 815 with an aggregate nominal amount of $1,402.3 million (2019 — $1,696.3 million). The foreign exchange contracts are recorded as derivatives at fair value in the balance sheet with changes recorded as a change in fair value of derivatives in the statement of operations. For the twelve months ended December 31, 2020, the impact of foreign exchange contracts on net income was a gain of $16.0 million (December 31, 2019 — loss of $14.0 million).
As at December 31, 2020, the Company held foreign exchange contracts that were designated as hedges under ASC 815 with an aggregate nominal amount of $90.6 million (2019 — $85.5 million). The foreign exchange contracts are recorded as derivatives at fair value in the balance sheet with the effective portion recorded in other comprehensive income and the ineffective portion recorded as a change in fair value of derivatives in the statement of operations. The contracts are considered to be effective and therefore the movement in other comprehensive income representing the effective portion for the twelve months ended December 31, 2020 was a gain of $0.3 million (December 31, 2019 —gain of $4.8 million).
As the foreign exchange contracts settle, the realized gain or loss is reclassified from other comprehensive income into general, administration and corporate expenses of the statement of operations and other comprehensive income. For the twelve months ended December 31, 2020, the amount recognized within general, administration and corporate expenses for settled foreign exchange contracts was a realized loss of $3.2 million (December 31, 2019 — gain of $0.9 million).

Interest Rate Swaps. In the first quarter of 2019, the Company entered into fixed for floating interest rate swaps with a total notional amount of $3,138.0 million due to mature between January 18, 2021 and January 18, 2034. The interest rate swaps were used in the ordinary course of the Company’s investments activities to partially mitigate any negative impact of rises in interest rates on the market value of the Company’s fixed income portfolio. During 2020, we unwound the remaining $1,800.0 million of our interest rate swaps. For the twelve months ended December 31, 2020, there was a loss of $81.1 million (December 31, 2019 — $130.2 million).
As at December 31, 2020, no margin was posted to a Futures Commission Merchant as we wound up the interest rate swaps. As at December 31, 2020, no non-cash collateral was transferred to the Company by its counterparties (December 31, 2019 — $Nil). Transfers of margin are recorded on the consolidated balance sheet within Derivatives at Fair Value, while transfers in respect of non-cash collateral are disclosed but not recorded. As at December 31, 2020, no amount was recorded in the consolidated balance sheet for the pledged assets.

9.     Deferred Policy Acquisition Costs
The following table represents a reconciliation of beginning and ending deferred policy acquisition costs for the twelve months ended December 31, 2020 and 2019:

	Twelve Months Ended December 31, 2020	Twelve Months Ended December 31, 2019
	($ in millions)
Balance at the beginning of the period	$291.1	$248.5
Acquisition costs deferred	481.2	455.3
Amortization of deferred policy acquisition costs	(465.7)	(412.7)
Balance at the end of the period	$306.6	$291.1

10.     Reserves for Losses and Loss Adjustment Expenses
The following table represents a reconciliation of beginning and ending consolidated loss and LAE reserves for the twelve months ended December 31, 2020, 2019 and 2018:

	As at December 31,
	2020	2019	2018
	($ in millions)
Provision for losses and LAE at the start of the year	$6,951.8	$7,074.2	$6,749.5
Less reinsurance recoverable	(2,319.8)	(2,077.6)	(1,515.2)
Net loss and LAE at the start of the year	4,632.0	4,996.6	5,234.3

Net loss and LAE expenses (disposed) (1)	(818.5)	—	—
Movement in net provision for losses and LAE for claims incurred:
Current year	1,841.7	1,620.2	1,684.1
Prior years	(0.9)	59.5	(111.1)
Total incurred	1,840.8	1,679.7	1,573.0
Losses and LAE payments for claims incurred:
Current year	(404.9)	(428.5)	(285.7)
Prior years	(1,359.7)	(1,694.1)	(1,441.0)
Total paid	(1,764.6)	(2,122.6)	(1,726.7)

Foreign exchange losses/(gains)	80.4	78.3	(84.0)

Net losses and LAE reserves at the end of the year	3,970.1	4,632.0	4,996.6
Plus reinsurance recoverable on unpaid losses at the end of the year	3,195.2	2,319.8	2,077.6
Provision for losses and LAE at the end of the year	$7,165.3	$6,951.8	$7,074.2
 ______________
(1)Net loss and LAE expenses disposed includes the adverse development cover reinsurance agreement providing $770.0 million of cover and the loss portfolio transfer transactions for our surety insurance book of $42.0 million and our U.S. accident and health book of $6.5 million.
For the twelve months ended December 31, 2020, there was a reduction of $0.9 million in the Company’s estimate of the ultimate claims to be paid in respect of prior accident years compared to an increase of $59.5 million for the twelve months ended December 31, 2019.
Overall, prior year reserve releases totaled $0.9 million in 2020, compared with net unfavorable reserve development of $59.5 million in 2019. Reserve releases in the reinsurance segment in 2020 were $36.1 million compared to $54.9 million in 2019 and came primarily from casualty reinsurance, property catastrophe reinsurance and specialty reinsurance, partially offset by strengthening on other property reinsurance lines. Net unfavorable reserve development in the insurance segment in 2020 was $35.2 million compared to net unfavorable reserve development of $114.4 million in 2019 and came primarily from property and casualty insurance lines.

The following tables show an analysis of incurred claims and allocated loss adjustment expenses, net of reinsurance and cumulative paid claims and allocated claim adjustment expenses, net of reinsurance as at December 31, 2020, 2019, 2018, 2017 2016, 2015, 2014, 2013 and 2012. The loss development triangles are derived from all business written by the Company as although a limited number of contracts are written which have durations of greater than one year the contracts do not meet the definition of a long duration contract. All amounts included in the following tables related to transactions denominated in a foreign currency have been translated into U.S. Dollars using the exchange rates in effect at December 31, 2020.

	Property Insurance Lines
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance									As at December 31, 2020
										Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2012	2013	2014	2015	2016	2017	2018	2019	2020
	$ (in millions)
2012	171.1	168.9	167.7	166.7	161.1	155.2	154.1	154.2	154.8	—	6,080
2013		131.2	118.2	117.9	113.6	114.6	112.6	112.9	113.1	0.7	5,742
2014			166.5	158.2	135.0	135.6	134.9	133.3	132.7	0.6	9,969
2015				242.7	208.1	202.5	204.9	205.3	202.1	2.9	11,583
2016					240.5	251.2	246.1	247.4	248.9	3.5	10,765
2017						298.4	261.2	254.4	255.7	(6.5)	9,639
2018							207.2	210.0	193.5	(13.3)	8,106
2019								129.2	132.7	11.7	6,592
2020									207.5	64.7	5,706
							Total		$1,641.0

	Property Insurance Lines
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2012	2013	2014	2015	2016	2017	2018	2019	2020
	($ in millions)
2012	41.6	129.8	139.6	153.9	158.0	155.4	154.8	154.7	154.7
2013		39.4	76.7	90.0	102.1	106.7	109.4	111.2	111.5
2014			40.6	87.1	114.7	124.5	128.6	130.1	131.3
2015				57.6	144.6	172.7	181.9	198.6	197.0
2016					67.5	170.1	202.9	225.3	234.2
2017						97.4	190.5	224.0	244.9
2018							63.1	164.5	186.6
2019								49.8	93.0
2020									62.1
							Total		$1,415.3

		All outstanding liabilities for 2012 and subsequent years, net of reinsurance							$225.7
			All outstanding liabilities before 2012, net of reinsurance (unaudited)						1.1
		Liabilities for claims and claim adjustment expenses, net of reinsurance							$226.8

	Casualty Insurance Lines
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance									As at December 31, 2020
										Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2012	2013	2014	2015	2016	2017	2018	2019	2020
	$ (in millions)
2012	78.8	63.7	70.8	62.0	69.9	67.5	69.4	71.4	67.6	1.9	3,016
2013		134.6	117.9	116.3	121.9	104.8	106.1	106.2	100.5	3.6	3,311
2014			147.0	129.2	141.1	131.5	138.7	142.8	131.1	5.9	3,807
2015				206.2	226.2	188.8	207.0	240.0	223.5	17.9	4,682
2016					220.2	191.4	186.8	193.6	194.1	34.7	4,697
2017						184.0	177.4	181.6	188.3	27.8	5,297
2018							124.9	127.7	127.3	43.0	5,440
2019								127.4	132.3	70.1	4,958
2020									135.7	120.2	2,964
						Total			1,300.4

	Casualty Insurance Lines
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2012	2013	2014	2015	2016	2017	2018	2019	2020
	($ in millions)
2012	1.4	6.8	14.4	30.1	41.5	49.9	50.8	55.5	60.2
2013		2.3	26.0	40.0	53.7	69.3	82.0	86.3	88.4
2014			2.8	13.6	33.2	60.7	74.5	99.1	112.2
2015				3.2	17.3	57.2	94.0	140.5	170.1
2016					4.3	23.2	41.0	84.3	111.9
2017						3.7	23.3	53.7	99.1
2018							3.3	28.3	44.5
2019								6.5	18.8
2020									—
						Total			$705.2

		All outstanding liabilities for 2012 and subsequent years, net of reinsurance							$595.2
		All outstanding liabilities before 2012, net of reinsurance (unaudited)							23.5
		Liabilities for claims and claim adjustment expenses, net of reinsurance							$618.7

	Marine, Aviation and Energy Insurance Lines
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance									As at December 31, 2020
										Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2012	2013	2014	2015	2016	2017	2018	2019	2020
	$ (in millions)
2012	270.4	307.7	327.2	348.0	333.6	329.6	318.0	312.7	303.1	0.6	3,812
2013		321.8	334.7	343.3	326.7	333.7	347.2	346.0	340.7	—	4,175
2014			310.5	315.0	299.8	311.4	306.9	313.8	301.6	—	4,049
2015				298.4	301.8	284.1	287.9	311.5	313.5	—	4,053
2016					262.7	232.2	231.7	231.8	218.5	—	4,416
2017						211.7	201.7	208.1	201.5	7.8	6,001
2018							172.4	209.5	202.6	13.7	5,133
2019								147.3	148.4	27.5	3,466
2020									111.5	56.8	2,321

							Total		2,141.4

	Marine, Aviation and Energy Insurance Lines
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2012	2013	2014	2015	2016	2017	2018	2019	2020
	($ in millions)
2012	52.4	133.6	176.2	212.5	241.4	252.3	275.2	276.1	278.2
2013		41.7	131.9	205.5	236.0	265.3	285.0	301.2	311.0
2014			53.7	117.2	189.9	210.7	233.4	251.6	263.9
2015				45.2	124.0	175.3	195.4	223.4	258.6
2016					30.9	83.5	144.6	166.2	193.4
2017						40.5	98.2	141.0	169.3
2018							27.0	105.6	133.9
2019								33.8	73.1
2020									28.6
							Total		$1,710.0

		All outstanding liabilities for 2012 and subsequent years, net of reinsurance							$431.4
			All outstanding liabilities before 2012, net of reinsurance (unaudited)						—
		Liabilities for claims and claim adjustment expenses, net of reinsurance							$431.4

	Financial and Professional Insurance Lines
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance									As at December 31, 2020
										Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2012	2013	2014	2015	2016	2017	2018	2019	2020
	$ (in millions)
2012	88.9	90.2	94.1	97.7	94.6	90.1	102.5	97.3	103.3	10.5	575
2013		106.7	101.4	105.6	102.5	101.7	92.5	91.5	97.7	9.2	567
2014			136.5	132.8	131.5	121.7	133.1	122.1	120.0	9.1	791
2015				176.1	177.4	187.4	191.8	193.2	182.2	16.8	1,085
2016					193.3	213.9	218.7	204.3	182.1	26.2	1,249
2017						208.8	185.3	190.0	181.7	21.2	1,720
2018							159.8	175.8	151.7	27.2	4,644
2019								252.0	245.5	102.6	23,761
2020									352.9	261.7	69,692
							Total		$1,617.1

	Financial and Professional Insurance Lines
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2012	2013	2014	2015	2016	2017	2018	2019	2020
	($ in millions)
2012	22.8	39.7	50.9	59.6	65.5	70.8	80.6	85.8	91.5
2013		8.2	21.6	31.7	66.1	64.6	73.5	75.5	78.8
2014			3.0	31.0	54.3	73.1	80.6	86.7	93.3
2015				13.9	43.8	70.5	90.0	110.9	140.1
2016					15.5	71.8	103.2	131.2	127.3
2017						27.3	51.5	83.9	118.3
2018							21.3	76.2	102.7
2019								27.6	87.6
2020									48.2
							Total		$887.8

		All outstanding liabilities for 2012 and subsequent years, net of reinsurance							$729.3
			All outstanding liabilities before 2012, net of reinsurance (unaudited)						9.2
		Liabilities for claims and claim adjustment expenses, net of reinsurance							$738.5

	Property Catastrophe and Other Property Reinsurance
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance									As at December 31, 2020
										Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2012	2013	2014	2015	2016	2017	2018	2019	2020
	$ (in millions)
2012	282.2	305.5	288.2	281.0	284.4	281.4	273.8	263.7	267.0	6.8	674
2013		221.9	204.5	194.4	183.0	181.5	178.0	175.1	172.3	3.5	829
2014			193.5	181.4	165.1	153.7	154.1	149.1	149.0	2.0	902
2015				218.7	191.1	181.0	160.0	175.2	175.3	5.9	1,044
2016					277.9	277.5	275.4	253.4	249.5	2.3	1,296
2017						563.9	539.8	520.6	509.3	7.5	1,952
2018							360.5	422.6	420.0	8.9	1,813
2019								286.4	293.8	4.2	1,335
2020									328.0	161.7	876
									$2,564.2

	Property Catastrophe and Other Property Reinsurance
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2012	2013	2014	2015	2016	2017	2018	2019	2020
	($ in millions)
2012	35.9	137.1	190.5	210.8	218.4	229.6	234.0	244.1	249.9
2013		35.0	101.0	150.3	162.8	167.7	169.2	170.8	165.2
2014			38.0	103.0	130.2	140.6	144.7	143.5	145.2
2015				36.1	96.8	129.6	142.0	159.1	161.5
2016					57.6	167.4	209.2	220.7	234.4
2017						123.8	359.9	419.9	444.5
2018							123.7	331.5	352.3
2019								28.4	161.7
2020									43.0
							Total		$1,957.7

		All outstanding liabilities for 2012 and subsequent years, net of reinsurance							606.5
			All outstanding liabilities before 2012, net of reinsurance (unaudited)						24.5
		Liabilities for claims and claim adjustment expenses, net of reinsurance							$631.0

	Casualty Reinsurance
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance									As at December 31, 2020
										Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2012	2013	2014	2015	2016	2017	2018	2019	2020
	$ (in millions)
2012	237.0	235.3	246.7	238.3	235.3	236.2	244.9	247.2	221.6	—	1,804
2013		217.7	233.0	228.8	226.1	208.8	203.7	206.5	176.5	3.7	1,679
2014			209.0	212.4	221.1	214.5	207.7	210.2	173.4	0.3	1,775
2015				198.0	205.4	214.6	216.9	214.5	171.4	4.9	1,906
2016					237.7	250.6	250.4	260.3	220.9	18.7	1,937
2017						249.9	247.3	258.2	201.5	25.0	1,771
2018							233.0	262.9	209.2	70.5	1,488
2019								239.0	189.4	102.6	963
2020									259.3	235.2	342
						Total			$1,823.2

	Casualty Reinsurance
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2012	2013	2014	2015	2016	2017	2018	2019	2020
	($ in millions)
2012	2.2	17.9	42.3	65.9	97.1	118.6	135.7	145.4	163.3
2013		3.5	16.0	43.2	65.5	93.8	115.9	128.7	140.9
2014			2.6	14.1	38.2	60.9	87.4	108.7	127.1
2015				3.6	18.4	39.1	66.3	90.4	109.9
2016					9.5	34.2	65.4	97.7	128.2
2017						9.1	31.1	59.8	98.7
2018							7.3	34.0	74.2
2019								9.4	36.9
2020									9.4
							Total		$888.6

		All outstanding liabilities for 2012 and subsequent years, net of reinsurance							934.6
			All outstanding liabilities before 2012, net of reinsurance (unaudited)						149.6
		Liabilities for claims and claim adjustment expenses, net of reinsurance							$1,084.2

	Specialty Reinsurance
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance									As at December 31, 2020
										Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2012	2013	2014	2015	2016	2017	2018	2019	2020
	$ (in millions)
2012	179.5	202.9	192.2	176.9	175.4	175.9	172.7	170.1	166.6	0.1	636
2013		148.4	143.4	135.0	123.0	122.2	118.4	117.9	114.2	0.5	575
2014			155.3	143.0	135.1	125.8	128.8	127.1	120.3	—	624
2015				168.9	173.8	168.4	162.7	160.9	152.9	5.2	765
2016					242.1	243.3	241.0	233.1	222.8	9.7	923
2017						384.2	396.7	380.2	359.3	11.3	1,311
2018							401.7	401.0	391.7	23.0	1,372
2019								480.0	495.0	62.4	1,433
2020									418.1	173.4	1,096
							Total		$2,440.9

	Specialty Reinsurance
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2012	2013	2014	2015	2016	2017	2018	2019	2020
	($ in millions)
2012	25.3	95.6	131.1	141.2	146.6	152.0	153.3	156.1	156.6
2013		25.7	73.5	89.7	97.1	104.2	104.2	105.2	104.9
2014			17.1	58.1	83.3	91.4	102.0	104.9	106.6
2015				18.1	57.9	106.1	124.8	134.0	137.0
2016					59.1	152.6	167.7	185.9	196.2
2017						95.3	240.8	273.4	309.3
2018							27.9	282.8	317.4
2019								275.4	384.8
2020									213.6
							Total		$1,926.4

		All outstanding liabilities for 2012 and subsequent years, net of reinsurance							514.5
			All outstanding liabilities before 2012, net of reinsurance (unaudited)						20.9
		Liabilities for claims and claim adjustment expenses, net of reinsurance							$535.4

Reconciliation of Incurred and Paid Claims Development to total Provision for Losses and LAE

	Twelve Months Ended December 31, 2020	Twelve Months Ended December 31, 2019
	($ in millions)
Net outstanding liabilities:
Insurance lines
- Property insurance lines	226.8	190.7
- Casualty insurance lines	618.7	669.2
- Marine, aviation and energy insurance lines	431.4	591.5
- Financial and professional insurance lines	738.5	657.4
Total insurance lines	2,015.4	2,108.8

Reinsurance lines
- Property catastrophe and other property reinsurance	631.0	528.6
- Casualty reinsurance	1,084.2	1,602.2
- Specialty reinsurance	535.4	575.9
Total reinsurance lines	2,250.6	2,706.7

Net loss and LAE	4,266.0	4,815.5

Reinsurance recoverable on unpaid losses:
Insurance lines	2,140.3	1,772.8
Reinsurance lines	1,054.9	547.0
Total reinsurance recoverable on unpaid losses	3,195.2	2,319.8

Unallocated claims incurred	50.3	44.0
Other reinsurance balances recoverable (1)	(346.7)	(227.4)
Other	0.5	(0.1)
	(295.9)	(183.5)

Provision for losses and LAE at the end of the year	7,165.3	6,951.8
____________________
(1)     Other reinsurance balances recoverable primarily include amounts that have been billed but not yet received.

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance

Years	1	2	3	4	5	6	7	8	9

Insurance	16.3%	26.7%	16.1%	12.6%	8.4%	6.9%	4.6%	2.0%	2.0%

Reinsurance	18.0%	31.6%	15.6%	9.5%	8.6%	5.3%	4.0%	2.5%	3.8%

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
The Company’s U.S. operating companies were subject to a U.S. federal income tax rate of 21%.
The Company’s U.K. operating companies are taxed at the U.K. corporate tax rate of 19%.
Total income tax (benefit)/expense for the twelve months ended December 31, 2020, 2019 and 2018 was allocated as follows:

	Twelve Months Ended December 31,
	2020	2019	2018
	($ in millions)
Income tax expense/(benefit) allocated to net loss	$8.6	$22.9	$(10.2)
Income tax expense/(benefit) allocated to other comprehensive income	6.2	11.2	4.1
Total income tax expense/(benefit)	$14.8	$34.1	$(6.1)
(Loss)/income from operations before income taxes and income tax expense/(benefit) attributable to that (loss)/income for the twelve months ended December 31, 2020, 2019 and 2018 is provided in the tables below:

	Twelve Months Ended December 31, 2020
	(Loss)/income before tax	Current tax (benefit)/expense	Deferred tax (benefit)/expense	Total income tax (benefit)/expense
	($ in millions)
Bermuda	$(77.6)	$—	$—	$—
U.S. (1) (2)	19.7	8.9	(5.7)	3.2
U.K.	12.4	0.1	—	0.1
Other (3)	14.0	5.3	—	5.3
Total	$(31.5)	$14.3	$(5.7)	$8.6

	Twelve Months Ended December 31, 2019
	(Loss) before tax	Current tax (benefit)/expense	Deferred tax (benefit)/expense	Total income tax (benefit)/expense
	($ in millions)
Bermuda	$(107.6)	$—	$—	$—
U.S.	(60.0)	1.0	6.5	7.4
U.K.	(45.7)	(6.7)	17.3	10.6
Other	(5.5)	4.0	0.9	4.9
Total	$(218.8)	$(1.7)	$24.7	$22.9

	Twelve Months Ended December 31, 2018
	(Loss) before tax	Current tax (benefit)/expense	Deferred tax (benefit)/expense	Total income tax (benefit)/expense
	($ in millions)
Bermuda	$(72.1)	$—	$—	$—
U.S.	(81.0)	6.1	(8.1)	(2.0)
U.K.	(4.7)	(12.2)	(0.1)	(12.3)
Other	1.8	4.4	(0.3)	4.1
Total	$(156.0)	$(1.7)	$(8.5)	$(10.2)
________________
(1)     The U.S. current tax expense includes $4.5 million of prior year adjustments.

(2)    The U.S. deferred tax benefit of $5.7 million is an intraperiod tax allocation between the Income Statement and unrealized gains on investments in other comprehensive income.
(3)    Current tax expense in “other” is predominantly made up of taxation paid in respect of branches of U.K. and Bermudian operating subsidiaries and withholding taxes payable in Australia.
As noted above, the tax rate in Bermuda, the Company’s country of domicile, is zero. Application of the statutory tax rate for operations in other jurisdictions produces a differential to the expected income tax (benefit)/expense as shown in the table below. The reconciliation between the income tax expense/(benefit) and the amount that would result from applying the statutory rate for the Company for the twelve months ended December 31, 2020, 2019 and 2018 is provided in the table below:

	Twelve Months Ended December 31,
	2020	2019	2018
Income Tax Reconciliation	($ in millions)
Income tax benefit at statutory tax rate of zero percent	$—	$—	$—
Overseas statutory tax rates differential	12.1	(21.2)	(17.1)
Base erosion and anti-abuse tax (BEAT) expense	4.3	0.3	6.0
Prior year adjustments (1)	(3.2)	(1.7)	1.4
Change in valuation allowance (2)	(10.4)	42.6	7.1
Impact of unrecognized tax benefits (3)	—	—	(12.8)
Restricted foreign tax credits (4)	—	1.5	—
Australian non-resident withholding tax	1.0	1.0	4.4
Share-based payments	—	(0.6)	0.2
Foreign exchange	1.9	—	0.1
Non-deductible expenses	4.6	—	0.7
Non-taxable items	—	(0.1)	(0.3)
Impact of changes in statutory tax rates	(1.7)	1.1	0.1
Total income tax expense/(benefit)	$8.6	$22.9	$(10.2)
________________
(1)     The submission dates for filing income tax returns for the Company’s U.S. and U.K. operating subsidiaries are after the submission date of this report. Accordingly, the final tax liabilities may differ from the estimated tax expense included in this report and may result in prior year adjustments being reported. The prior period adjustments for the twelve months ended December 31, 2020 predominantly relate to the determination of the results of the branches of the U.K. operating subsidiaries. The prior period adjustments for the twelve months ended December 31, 2019 and 2018 predominantly relate to the determination of results under U.K. GAAP upon which the U.K. tax returns are based. These items can only be ultimately determined after this report is filed.
(2)    The 2020 valuation allowance includes a $20.9 million reduction resulting from U.S. current year income, of which $14.0 million relates to the utilization of existing net operating losses, and a $10.4 million increase relating to deferred tax assets in U.K. operating subsidiaries. The 2019 valuation allowance includes $9.9 million relating to the losses incurred by the U.S. branch of Aspen U.K. and $28.2 million relating to deferred tax assets in U.K. subsidiaries.
(3)     In 2020, the company did not have any unrecognized tax benefits. In 2018, the $12.8 million benefit relates to the successful conclusion of a U.K. tax inquiry which enabled the release of a provision we had been holding against the potential disallowance of a prior year adjustment.
Income tax returns that have been filed by the Company’s U.S. operating subsidiaries are subject to examination for 2016 and later tax years. The Company’s U.K. operating subsidiaries’ income tax returns are subject to examination for 2019 and later tax years.
(4)    Restricted foreign tax credits are taxes paid by branches of U.K. operating subsidiaries that are not creditable against U.K. taxes.

The tax effects of temporary differences and carryforwards that give rise to deferred tax assets and deferred tax liabilities are presented in the following table as at December 31, 2020 and 2019:

	As at December 31,
	2020	2019
	($ in millions)
Deferred tax assets:
Share-based payments	$—	$0.3
Operating loss carryforwards	119.6	121.5
Insurance reserves: Losses and loss adjustment expenses	7.9	5.0
Accrued expenses	6.4	7.1
Insurance reserves: Unearned premiums	17.6	15.3
Deferred policy acquisition costs	—	0.1
Office properties and equipment	12.7	16.8
Operating lease liabilities	17.7	21.5
Other temporary differences	2.5	6.1
Total deferred tax assets	184.4	193.7
Less valuation allowance	(138.9)	(149.2)
Deferred tax assets, net of valuation allowance	$45.5	$44.5

Deferred tax liabilities:
Unrealized (gains) on investments	(2.7)	(2.7)
Intangible assets	(20.1)	(1.6)
Deferred policy acquisition costs	(8.4)	(16.4)
Right-of-use operating lease assets	(12.3)	(19.9)
Other temporary differences	(2.0)	(3.9)
Total deferred tax (liabilities)	(45.5)	(44.5)

Net deferred tax assets	$—	$—
Deferred tax liabilities and assets represent the tax effect of temporary differences between the value of assets and liabilities for financial statement purposes and such values as measured by U.K., U.S. and other tax laws and regulations.
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and carry forwards become deductible or creditable. Management considers the scheduled reversal of existing taxable temporary differences, carryback availability, projected future taxable income, and tax-planning strategies in making this assessment.
As at December 31, 2020, the Company has net operating losses carryforwards for U.S. federal income tax purposes of $501.7 million (2019 — $606.8 million) and net operating losses carryforwards for U.K. corporate tax purposes of $99.5 million (2019 — $93.2 million). Of the $501.7 million that are available to offset future U.S. federal taxable income, $444.3 million will expire between 2030 and 2039 and $57.4 million are available to offset future U.S. federal taxable income over an indefinite period. The amount of pre-merger net operating losses carryforwards that can be used each year is limited by s382 to $6.5 million for Aspen U.K.’s U.S. business and $20.8 million for the U.S. operating subsidiaries.
The U.K. net operating losses are available to offset future U.K. corporate income over an indefinite period. For U.S. federal income tax purposes, the Company also has capital loss carryforwards of $Nil (2019 — $0.5 million) and charitable contribution carryforwards of $1.0 million (2019 — $1.1 million) with expiry periods between 2021 and 2025. For U.K. corporate tax purposes, the Company has capital loss carryforwards of $3.8 million which are available to offset future U.K. capital gains over an indefinite period.
A valuation allowance of $113.9 million (2019 — $134.8 million*) on U.S. deferred tax assets (which includes these loss carryforwards) has been recognized at December 31, 2020 as management believes that it is more likely than not that a tax benefit will not be realized. The decrease in this portion of the valuation allowance totals $20.9 million (2019 —$9.2 million increase) with $20.9 million (2019 — $9.2 million increase) recorded in the consolidated income statement.
A valuation allowance of $24.8 million (2019 — $14.4 million*) has been established against U.K. deferred tax assets. The increase in this portion of the valuation allowance totals $10.4 million (2019 —$28.2 million) with $10.4 million (2019 —$28.2 million increase) recorded in the consolidated income statement and $Nil (2019 — $Nil) recorded in other comprehensive income. The U.K. and U.S. valuation allowance combined total is $138.9 million (2019 — $149.2 million).
*The prior year comparative figures have been re-presented to align with the current years geographical splits.

12.     Capital Structure
The following table provides a summary of the Company’s authorized and issued share capital as at December 31, 2020 and 2019:

	As at December 31, 2020		At December 31, 2019
	Number	$ in Thousands	Number	$ in Thousands
Authorized share capital:
Ordinary Shares $0.01 per share ( 2019 — $0.01 per share	70,000,000	700	70,000,000	700
Preference Shares 0.15144558¢ per share	30,000,000	45	30,000,000	45
Total authorized share capital		745		745

Issued share capital:
Issued ordinary shares $0.01 per share ( 2019 — $0.01 per share	60,395,839	604	60,395,839	604
Issued 5.950% preference shares of 0.15144558¢ each with a liquidation preference of $25 per share	11,000,000	17	11,000,000	17
Issued 5.625% preference shares of 0.15144558¢ each with a liquidation preference of $25 per share	10,000,000	15	10,000,000	15
Issued 5.625% preference shares of 0.15144558¢ represented by depositary shares, each with a liquidation preference of $25 per share (1)	10,000	—	10,000	—
Total issued share capital		636		636
 ______________
(1)     Each depositary share represents a 1/1000th interest in a share of the 5.625% preference shares.

(a)    Ordinary Shares
Issued Ordinary Shares. The Company’s issued ordinary shares of par value $0.01 at both December 31, 2020 and 2019 was 60,395,839. The Company did not acquire any ordinary shares for the twelve months ended December 31, 2020.

(b)    Preference Shares
Preference Shares Issuance. On May 2, 2013, we issued 11,000,000 5.950% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares, with a liquidation preference of $25 per share (the “5.950% Preference Shares”) for an aggregate amount of $275.0 million. Our 5.950% Preference Shares are listed on the NYSE under symbol “AHLPRC.”
On September 20, 2016, the Company issued 10,000,000 shares of 5.625% Perpetual Non-Cumulative Preference Shares (the “5.625% Preference Shares”). The 5.625% Preference Shares have a liquidation preference of $25 per share. Net proceeds were $241.3 million, consisting of $250.0 million of total liquidation preference less $8.7 million of issuance expenses. The 5.625% Preference Shares are listed on the NYSE under the symbol “AHL PRD”.
On August 13, 2019, the Company issued 10,000,000 depositary shares, each of which represents 1/1000th interest in a share of the newly designated 5.625% Perpetual Non-Cumulative Preference Shares. The depositary shares have a liquidation preference of $25 per share. Net proceeds were $241.6 million, comprising $250.0 million of total liquidation preference less $8.4 million of issuance expenses. The depositary shares are listed on the NYSE under the symbol “AHL PRE”.

(c)    Additional Paid-in Capital
Additional paid-in capital as at December 31, 2020 was $1,469.7 million (December 31, 2019 — $1,201.7 million). Included within additional paid-in capital is the aggregate liquidation preferences of the Company’s preference shares of $775.0 million less issue costs of $21.5 million (December 31, 2019 — $775.0 million less issue costs of $21.5 million.
During the fourth quarter of 2020, our parent company Highlands Bermuda Holdco, Ltd. contributed additional capital totaling $268.0 million.

13.    Statutory Requirements and Dividends Restrictions
As a holding company, Aspen Holdings relies on dividends and other distributions from its Operating Subsidiaries to provide cash flow to meet ongoing cash requirements, including any future debt service payments and other expenses, and to pay dividends, if any, to our preference and ordinary shareholders. Aspen Holdings must comply with the provisions of the Bermuda Companies Act 1981, as amended, (the “Companies Act”) regulating the payment of dividends and distributions. As at December 31, 2020, there were no restrictions under Bermuda law or the law of any other jurisdiction on the payment of dividends from retained earnings by Aspen Holdings.
The ability of the Company’s Operating Subsidiaries to pay the Company dividends or other distributions is subject to the laws and regulations applicable to each jurisdiction, as well as the Operating Subsidiaries’ need to maintain capital requirements adequate to maintain their insurance and reinsurance operations and their financial strength ratings issued by independent rating agencies.
The company law of England and Wales prohibits Aspen U.K. or AUL from declaring a dividend to its shareholders unless it has “profits available for distribution.” The determination of whether a company has profits available for distribution is based on its accumulated realized profits and other distributable reserves less its accumulated realized losses. While the U.K. insurance regulatory laws impose no statutory restrictions on a general insurer’s ability to declare a dividend, the rules of the Prudential Regulation Authority (the “PRA”) require each insurance company within its jurisdiction to maintain its solvency margin at all times. Accordingly, Aspen U.K., AMAL and AUL may not pay a dividend if the payment of such dividend would result in their SCR coverage ratio falling below certain levels. In addition, any future changes regarding regulatory requirements, including those described above, may restrict the ability of Aspen U.K., AMAL and AUL to pay dividends in the future. As at December 31, 2020, Aspen U.K. had an accumulated balance of retained losses of approximately $200.3 million and AUL had an accumulated balance of retained losses of approximately £73.1 million. Aspen U.K. held a capital contribution reserve of $555.0 million as at December 31, 2020 which, under certain circumstances, could be distributable.
Aspen Bermuda must comply with the provisions of the Companies Act regulating the payment of dividends and distributions. There were no significant restrictions under company law on the ability of Aspen Bermuda to pay dividends funded from its accumulated balances of retained income as at December 31, 2020. Aspen Bermuda may not in any financial year pay dividends which would exceed 25% of its total statutory capital and surplus, as shown on its statutory balance sheet in relation to the previous financial year, unless it files with the BMA a solvency affidavit at least seven days in advance. As at December 31, 2020, 25% of Aspen Bermuda’s statutory capital and surplus amounted to $286.9 million. Aspen Bermuda must also obtain the prior approval of the BMA before reducing its total statutory capital as set out in its previous year’s financial statements by 15% or more.
Under both North Dakota and Texas law, insurance companies may only pay dividends out of earned surplus as distinguished from contributed surplus. As such, Aspen Specialty and AAIC could not pay a dividend as at December 31, 2020.
Actual and required statutory capital and surplus for the principal operating subsidiaries of the Company, excluding its Lloyd’s syndicate, as at December 31, 2020 and December 31, 2019 were estimated as follows:

	As at December 31, 2020
	U.S.	Bermuda	U.K.
	($ in millions)
Required statutory capital and surplus	$504.8	$632.5	$786.0
Actual statutory capital and surplus	$606.2	$1,147.5	$969.5

	As at December 31, 2019
	U.S.	Bermuda	U.K.
	($ in millions)
Required statutory capital and surplus	$404.0	$788.4	$782.0
Actual statutory capital and surplus	$502.0	$1,380.6	$841.9
As the sole corporate member of our Lloyd’s Syndicate, AUL was required to maintain Funds at Lloyd’s of $815.8 million as at December 31, 2020. As at December 31, 2020, AUL had total funds at Lloyd’s of $758.8 million of which $503.3 million was provided by Aspen Bermuda.
The Bermuda Monetary Authority is the group supervisor of the Company. The laws and regulations of Bermuda require that the Company maintain a minimum amount of group statutory capital and surplus based on the enhanced capital requirement using the group standardized risk-based capital model of the Bermuda Monetary Authority. The Company is also subject to an early-warning level based on 181% of the enhanced capital requirement which may trigger additional reporting requirements or other enhanced oversight. The statutory capital requirements of our Operating Subsidiaries are set out above. To the extent that these requirements are met, we do not anticipate any dividend restrictions arising as a result of the Company’s enhanced capital requirement. For more information on the Company’s regulatory requirements, refer to Item 4, “Information on the Company — Regulatory Matters” above.

14.     Dividends

Dividends. On March 4, 2021, the Company’s Board of Directors declared the following dividends:

	Dividend	Payable on:	Record Date:
5.950 % Preference Shares (AHL PRC)	$0.3719	April 1, 2021	March 15, 2021
5.625 %Preference Shares (AHL PRD)	$0.3516	April 1, 2021	March 15, 2021
5.625 %Preference Shares, represented by depositary shares (AHL PRE)(1)	$351.56	April 1, 2021	March 15, 2021
 ______________
(1)     The newly-designated 5.625 % Preference Shares are represented by depositary shares, each representing a 1/1000th interest in a share of the 5.625 % Preference Shares.  The dividend paid per depositary share is likewise 1/1000th of the declared dividend, equivalent to $0.35156 per depositary share.

15.    Retirement Plans
The Company operates defined contribution retirement plans for the majority of its employees at varying rates of their salaries up to a maximum of 20.0%. Total contributions by the Company to the retirement plans were $12.1 million in the twelve months ended December 31, 2020 (2019 — $12.9 million, 2018 — $16.0 million).

16.     Share-Based Payments and Long-Term Incentive Plan
In 2019, the Company implemented a new long-term incentive scheme, under which annual awards are split equally between Performance Units and Exit Units. Performance Units vest after two years subject to the Company achieving pre-determined growth in book value per share targets. Exit Units vest upon change of control (Sale or IPO) and achieving pre-determined multiplies of invested capital return targets. Both Performance Units and Exit Units are cash-based awards.
The Company’s total share-based compensation / long-term incentive plan expense for the twelve months ended December 31, 2020 was $2.1 million (December 31, 2019 — $3.5 million), which primarily related to a charge of $1.3 million (December 31, 2019 — $0.8 million) in relation to Performance Units, $0.5 million (December 31, 2019 — $0.8 million) in relation to previously awarded deferred cash awards and $0.3 million (December 31, 2019 — $1.9 million) in relation to other share-based compensation expense. The income tax effect of this is not considered to be material.

17.     Intangible Assets and Goodwill
The following table provides a summary of the Company’s intangible assets for the twelve months ended December 31, 2020 and 2019:

	Twelve Months Ended December 31, 2020
	Beginning of the Year	Additions/(Disposals)	Amortization	Impairment	End of the Year
	($ in millions)
Intangible Assets
Trademarks	$1.9	$—	$(0.3)	$—	$1.6
Agency Relationships	1.2	—	(0.6)	—	0.6
Non-compete Agreements	0.2	—	(0.2)	—	—
Insurance Licenses	16.7	—	—	—	16.7
Goodwill	3.9	—	—	—	3.9
Total	$23.9	$—	$(1.1)	$—	$22.8

	Twelve Months Ended December 31, 2019
	Beginning of the Year	Additions/(Disposals)	Amortization	Impairment	End of the Year
	($ in millions)
Intangible Assets
Trademarks	$2.5	$—	$(0.6)	$—	$1.9
Agency Relationships	1.8	—	(0.6)	—	1.2
Renewal Rights	1.0	—	(0.1)	(0.9)	—
Non-compete Agreements	0.4	—	(0.2)	—	0.2
Insurance Licenses	16.7	—	—	—	16.7
Goodwill	3.9	—	—	—	3.9
Total	$26.3	$—	$(1.5)	$(0.9)	$23.9
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
The “Aspen” trademark, valued at $1.4 million, goodwill and insurance licenses are considered to have an indefinite life and are tested annually for impairment or when events or changes in circumstances indicate that these assets might be impaired. For the years ended December 31, 2020 and December 31, 2019, the Company performed its annual qualitative assessment and determined that it was not more likely than not that these were impaired.
The remaining intangible assets, including the “Blue Waters” trademark valued at $0.2 million, were estimated to have an economic useful life of 5 years. The Company amortizes the estimated value of these assets over their estimated useful life which is included as an expense in the income statement.
18.     Operating Leases
As at December 31, 2020, the Company has recognized right-of-use operating lease assets of $74.1 million, net of impairment and operating lease liabilities of $106.0 million. Right-of-use operating lease assets comprise primarily of leased office real estate globally and other assets. For all office real estate leases, rent incentives, including reduced-rent and rent free periods and contractually agreed rent increases during the lease term, have been included when determining the present value of future cash flows.
As part of the Company’s operating effectiveness and efficiency program, we are consolidating our office space. Where negotiations are either in advanced stages of discussion and it is probable that the sub-lease transactions will be completed, or we have agreed terms to sub-lease our office space, we have assessed our right-of-use lease assets for impairment and have recognized a $12.9 million (2019 — $12.3 million) charge within the period.
The Company believes its office space is sufficient to conduct its operations for the foreseeable future in these locations.
The Company has no lease transactions between related parties.

Operating lease charge. The following table summarizes the operating lease charge for the twelve months ended December 31, 2020 and 2019:

	For the Twelve Months Ended
	December 31, 2020	December 31, 2019
	($ in millions)
Amortization charge on right-of-use operating leased assets	$11.8	$13.4
Interest on operating lease liabilities	5.5	4.6
Operating lease charge	$17.3	$18.0
Lease Liabilities. The following table summarizes the maturity of lease liabilities under non-cancellable leases as of December 31, 2020 and 2019:

	December 31, 2020	December 31, 2019
	($ in millions)
Operating leases — maturities
2020	$—	$17.7
2021	17.2	16.4
2022	14.2	13.0
2023	13.5	12.2
2024	12.6	11.7
2025	12.2	11.5
Later years	63.4	62.1
Total minimum lease payments	$133.1	$144.6
Less imputed interest	(27.1)	(31.4)
Total lease liabilities	$106.0	$113.2
Other lease information. The following table summarizes the cash flows on operating leases for the twelve months ended December 31, 2020 and 2019, and other supplemental information:

	For the Twelve Months Ended
	December 31, 2020	December 31, 2019
	($ in millions)
Cash paid for amounts included in the measurement of lease liabilities
- Operating cash outflow from operating leases	$(17.3)	$(18.0)

Right-of-use assets obtained in exchange for lease obligations
- Operating leases	$5.0	$37.3

Reduction to Right-of-use assets resulting from reductions to lease obligations
- Operating leases	$13.0	$6.1

Weighted Averages
- Operating leases, remaining lease terms (years)	9.1	10.1
- Operating leases, average discount rate	5.0%	5.0%

19.    Related Party Transactions
Apollo’s indirect subsidiary, Apollo Asset Management Europe PC LLP (“AAME”), serves as the investment manager for the Company and certain of the Company’s subsidiaries, and Apollo’s indirect subsidiary, Apollo Management Holdings, L.P. (“AMH”), provides the Company with management consulting services and advisory services.
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
In addition, pursuant to the IMAs, AAME may engage sub-advisors or delegates to provide certain of the investment advisory and management services to our subsidiaries. Such sub-advisors may include affiliates of AAME.
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
During the year ended December 31, 2020, the Company recognized IMA fees of $5.3 million (2019 — $3.5 million), of which $2.1 million (2019 — $2.2 million) remains payable to AAME at year end.
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
During the year ended December 31, 2020, the Company recognized Management Consulting fees of $5.0 million (2019 — $4.4 million), of which none remains payable to AMH at year end (2019 — $1.3 million).
Other Payables to Related Parties
As at year end December 31, 2020, the Company had an intercompany payable balance of $14.4 million (2019 — $18.1 million), due to its parent, Highlands Bermuda Holdco, Ltd.

20.     Commitments and Contingent Liabilities
(a)Restricted assets
The Company’s subsidiaries are obliged by the terms of its contractual obligations to U.S. policyholders and by obligations to certain regulatory authorities to facilitate issue of letters of credit or maintain certain balances in trust funds for the benefit of policyholders.
The following table details the forms and value of Company’s material restricted assets as at December 31, 2020 and 2019:

	As at December 31, 2020	At December 31, 2019
	($ in millions, except percentages)
Regulatory trusts and deposits:
Affiliated transactions	$1,027.9	$754.9
Third party	2,762.2	2,766.6
Letters of credit / guarantees(1)	516.8	635.4
Total restricted assets (excluding illiquid assets)	4,306.9	4,156.9
Other investments — real estate fund (illiquid assets)	109.4	111.4
Total restricted assets and illiquid assets	$4,416.3	$4,268.3

Total as percent of cash and invested assets (2)	58.6%	54.4%

(1)As at December 31, 2020, the Company had pledged funds of $516.8 million (December 31, 2019 — $635.4 million) as collateral for the secured letters of credit.
(2)Investable assets comprise total investments, cash and cash equivalents, accrued interest, receivables for securities sold and payables for securities purchased.
Investments — Equity Method. In March 2021, the company committed an additional $0.8 million equity contribution to MVI over a 2 year period.
Real Estate Fund. Investments in the real estate fund may be redeemed on a quarterly basis with 90 days’ notice subject to available cash in the fund once the lock-up period ends two years after the capital call. If sufficient cash is not available then all requested redemptions will be made on a pro rata basis. If a redemption request has not been met in full, as of such calendar quarter, the remaining portion of the request will be redeemed in subsequent quarters. There are no assurances as to when the Company may be able to withdraw, in whole or in part, its redemption request from the fund. A lock-up period is the initial amount of time an investor is contractually required to remain invested before having the ability to redeem.
On December 23, 2019, the Company committed $5.0 million as an equity investment in the holding company of a multi-line reinsurer. The strategy for the multi-line reinsurer is to combine a diversified reinsurance business, focused primarily on long-tailed lines of property and casualty business and, potentially to a lesser extent, life business, with a diversified investment strategy. On December 27, 2019, the Company received a demand for an initial capital call of $0.2 million and paid the capital on January 15, 2020. During the course of 2020, a further $0.3 million capital was invested in multi-line reinsurer.
The Company’s current arrangements with our bankers for the issue of letters of credit require us to provide collateral in the form of cash and investments for the full amount of all secured and undrawn letters of credit that are outstanding. We monitor the proportion of our otherwise liquid assets that are committed to trust funds or to the collateralization of letters of credit. As at December 31, 2020 and 2019, these funds amounted to approximately 58.6% of the $7.5 billion and approximately 54.4% of the $7.8 billion of investable assets held by the Company, respectively. We do not consider that this unduly restricts our liquidity at this time. For more information on our credit facilities and long-term debt arrangements, refer to Note 23, “Credit Facility and Long-term Debt” of these consolidated financial statements.
Funds at Lloyd’s. AUL operates at Lloyd’s as the corporate member for Syndicate 4711. Lloyd’s determines Syndicate 4711’s required regulatory capital principally through the syndicate’s annual business plan. Such capital, called Funds at Lloyd’s, consists of investable assets as at December 31, 2020 in the amount of $541.4 million (2019 — $513.1 million).
The amounts provided as Funds at Lloyd’s will be drawn upon and become a liability of the Company in the event of Syndicate 4711 declaring a loss at a level that cannot be funded from other resources, or if Syndicate 4711 requires funds to cover a short term liquidity gap. The amount which the Company provides as Funds at Lloyd’s is not available for distribution to the Company for the payment of dividends. Aspen Managing Agency Limited, the managing agent to Syndicate 4711, is also required by Lloyd’s to maintain a minimum level of capital which as at December 31, 2020 was £0.4 million (December 31, 2019 — £0.4 million). This is not available for distribution by the Company for the payment of dividends.

U.S. Reinsurance Trust Fund. For its U.S. reinsurance activities, Aspen U.K. has established and must retain a multi-beneficiary U.S. trust fund for the benefit of its U.S. cedants so that they may take financial statement credit without the need to post cedant-specific security. The minimum trust fund amount is $20.0 million plus an amount equal to 100% of Aspen U.K.’s U.S. reinsurance liabilities, which were $1,455.3 million as at December 31, 2020 and $1,374.4 million as at December 31, 2019. As at December 31, 2020, the balance (including applicable letter of credit facilities) held in the trust was $1,478.0 million (2019 — $1,395.2 million).
Aspen Bermuda has also established and must retain a multi-beneficiary U.S. trust fund for the benefit of its U.S. cedants so that they may take financial statement credit without the need to post cedant-specific security. The minimum trust fund amount is $20.0 million plus an amount equal to 100% of Aspen Bermuda’s liabilities to its U.S. cedants which was $382.8 million and $427.7 million as at December 31, 2020 and 2019, respectively. As at December 31, 2020, the balance held in the U.S. trust fund and other Aspen Bermuda trusts was $572.3 million (2019 — $846.2 million).
U.S. Surplus Lines Trust Fund. Aspen U.K. and Syndicate 4711 have also established a U.S. surplus lines trust fund with a U.S. bank to secure liabilities under U.S. surplus lines policies. The balance held in trust as at December 31, 2020 was $208.0 million (2019 — $215.5 million).
U.S. Regulatory Deposits. As at December 31, 2020, Aspen Specialty had a total of $6.7 million (2019 — $6.1 million) on deposit with six U.S. states in order to satisfy state regulations for writing business in those states. AAIC had a further $6.1 million (2019 — $6.7 million) on deposit with twelve U.S. states.
Canadian Trust Fund. Aspen U.K. has established a Canadian trust fund with a Canadian bank to secure a Canadian insurance license. As at December 31, 2020, the balance held in trust was CAD$156.8 million (2019 — CAD$155.4 million).
Australian Trust Fund. Aspen U.K. has established an Australian trust fund with an Australian bank to secure policyholder liabilities and as a condition for maintaining an Australian insurance license. As at December 31, 2020, the balance held in trust was AUD$256.6 million (2019 — AUD$226.9 million).
Swiss Trust Fund. Aspen U.K. has established a Swiss trust fund with a Swiss bank to secure policyholder liabilities and as a condition for maintaining a Swiss insurance license. As at December 31, 2020, the balance held in trust was CHF8.0 million (2019 — CHF8.4 million).
Singapore Fund. Aspen U.K. has established a segregated Singaporean bank account to secure policyholder liabilities and as a condition for maintaining a Singaporean insurance license and meet local solvency requirements. As at December 31, 2020, the balance in the account was SGD$148.9 million (2019 — SGD$148.9 million).

(b)    Variable interest entities
As at December 31, 2020, the Company had investments in one (December 31, 2019 — one) variable interest entities, Peregrine Reinsurance Ltd.
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
As at December 31, 2020, it was the opinion of the Company’s management based on available information that the probability of the ultimate resolution of pending or threatened litigation or arbitrations having a material effect on the Company’s financial condition, results of operations or liquidity would be remote.

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
Reinsurance recoverables
The total amount recoverable by the Company from reinsurers as at December 31, 2020 was $3,195.2 million (2019 — $2,319.8 million) of which $2,010 million was uncollateralized (2019 — $1,817.5 million). As at December 31, 2020, of the Company’s uncollateralized reinsurance recoverables 11.0% (2019 — 15.1%) were with Munich Re which is rated A+ by A.M. Best and AA- by S&P, 13.4% (2019 —11.9% ) were with Everest Re which is rated A+ by A.M Best and A+ by S&P, and 9.2% (2019 — 8.9%) were with Lloyd’s which is rated A by A.M. Best and A+ by S&P. These are the Company’s largest exposures to individual reinsurers.
On June 16, 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326)” which introduced a new impairment model, known as the current expected loss model (“CECL”), which is based on expected losses rather than incurred losses. Under the new credit loss model, the Company would recognize an allowance for its estimate of expected credit losses and this would apply to reinsurance receivables. Following the adoption of this ASU with effect from January 1, 2020, the Company recognized a reduction in the Company’s reinsurance recoverables by $3.7 million. For the twelve months ended December 31, 2020 there was an increase in the CECL allowance on reinsurance recoverables of $0.1 million.
Underwriting premium receivables
The total underwriting premium receivable by the Company as at December 31, 2020 was $1,279.8 million (2019 — $1,318.4 million). As at December 31, 2020, $11.4 million of the total underwriting premium receivable balance has been due for settlement for more than one year. The Company assesses the recoverability of premium receivables through a review of policies and the concentration of receivables by broker. Allowance for credit losses of $34.0 million as at December 31, 2020 (2019 — $23.0 million) for underwriting premiums unlikely to be collected.
Investments and cash and cash equivalents
The Company’s investment policies include specific provisions that limit the allowable holdings of a single issue and issuer. As at December 31, 2020, there were no investments in any single issuer, other than the U.S. government, U.S. government agencies, U.S. government sponsored enterprises, the Canadian government and the U.K. government in excess of 2% of the aggregate investment portfolio.
Balances owed by brokers
The Company underwrites a significant amount of its business through brokers and a credit risk exists should any of these brokers be unable to fulfill their contractual obligations in respect of insurance or reinsurance balances due to the Company. The following table shows the largest brokers that the Company transacted business within the three years ended December 31, 2020 and the proportion of gross written premiums from each of those brokers.

	Twelve Months Ended December 31,
	2020	2019	2018
	(in percentages)
Aon Corporation (1)	15.8%	13.4%	15.8%
Marsh & McLennan Companies, Inc.	15.4	13.6	15.8
Willis Group Holdings, Ltd.	10.4	10.3	12.4
Other brokers/non-broker sources (2)	58.4	62.7	56.0
Total	100.0%	100.0%	100.0%

Gross written premiums ($ millions)	$3,703.6	$3,442.4	$3,446.9
 ______________
(1)    On March 9, 2020, Aon plc and Willis Towers Watson announced a definitive agreement to combine, and expect the transaction to close in the first half of 2021.
(2)    No other individual broker accounted for more than 10% of total gross written premiums.

22.     Reclassifications from Accumulated Other Comprehensive Income

The following table sets out the components of the Company’s AOCI that are reclassified into the audited condensed consolidated statement of operations for the twelve months ended December 31, 2020 and 2019:

	Amount Reclassified from AOCI
Details about the AOCI Components	Twelve Months Ended December 31, 2020	Twelve Months Ended December 31, 2019	Affected Line Item in the Consolidated Statement of Operations
	($ in millions)
Available for sale securities:
Realized (losses) on sale of securities	$(69.3)	$(14.4)	Realized and unrealized investment gains
Realized gains on sale of securities	2.2	7.6	Realized and unrealized investment losses
	(67.1)	(6.8)	(Loss) from operations before income tax
Tax on net realized gains of securities	—	—	Income tax (expense)/benefit
	$(67.1)	$(6.8)	Net (loss)
Realized derivatives:
Net realized gains on settled derivatives	0.3	4.8	General, administrative and corporate expenses
Tax on settled derivatives	—	(0.8)	Income tax (expense)/benefit
	$0.3	$4.0	Net (loss)

Total reclassifications from AOCI to the statement of operations, net of income tax	$(66.8)	$(2.8)	Net (loss)

23.    Credit Facility and Long-term Debt
In the normal course of its operations, the Company enters into agreements with financial institutions to obtain secured and unsecured credit facilities.
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
As at December 31, 2020, no borrowings were outstanding under the Credit Agreement. The fees and interest rates on the loans and the fees on the letters of credit payable by the Borrowers under the Credit Agreement are based upon the credit ratings for the Company’s long-term unsecured senior debt by S&P and Moody’s. In addition, the fees for a letter of credit vary based upon whether the applicable Borrower has provided collateral (in the form of cash or qualifying debt securities) to secure its reimbursement obligations with respect to such letter of credit.

Under the Credit Agreement, the Company must not permit (a) consolidated tangible net worth to be less than approximately $1,891,000,000 plus 25% of consolidated net income and 25% of aggregate net cash proceeds from the issuance by the Company of its capital stock, in each case after January 1, 2020, (b) the ratio of its total consolidated debt to the sum of such debt plus our consolidated tangible net worth to exceed 35% or (c) any material insurance subsidiary to have a financial strength rating of less than “B++” from A.M. Best. The Credit Agreement contains other customary affirmative and negative covenants, including (subject to various exceptions) restrictions on the ability of the Company and its subsidiaries to incur indebtedness, create or permit liens on their assets, engage in mergers or consolidations, dispose of assets, pay dividends or other distributions, purchase or redeem the Company’s equity securities, make investments and enter into transactions with affiliates. In addition, the Credit Agreement has customary events of default, including (subject to certain materiality thresholds and grace periods) payment default, failure to comply with covenants, material inaccuracy of representation or warranty, bankruptcy or insolvency proceedings, change of control and cross-default to other debt agreements.
Other Credit Facilities.
(i)    On September 20, 2019, Aspen Bermuda and Citibank Europe plc (“Citi Europe”) amended the committed letter of credit facility, dated June 30, 2012, as amended on June 30, 2014, June 30, 2016, June 29, 2018 and June 30, 2020 (the “LOC Facility”). The latest amendment to the LOC Facility extends the term to June 30, 2022. The maximum aggregate amount available under the LOC Facility is $500.0 million. Under the LOC Facility, Aspen Bermuda will pay to Citi Europe (a) a letter of credit fee based on the available amounts of each letter of credit and (b) a commitment fee, which varies based upon usage, on the unutilized portion of the LOC Facility. Aspen Bermuda will also pay interest on the amount drawn by any beneficiary under the LOC Facility at a rate per annum of LIBOR plus 1%  (plus reserve asset costs, if any) from the date of drawing until the date of reimbursement by Aspen Bermuda. In addition, Aspen Bermuda and Citi Europe entered into an uncommitted letter of credit facility whereby Aspen Bermuda has the ability to request letters of credit under this facility subject to the prior approval of Citi Europe. The fee associated with the uncommitted facility is a letter of credit fee based on the available amounts of each letter of credit issued under the uncommitted facility. Both the LOC Facility and the uncommitted facility are used to secure obligations of Aspen Bermuda to its policyholders. In addition to these facilities, we also use regulatory trusts to secure our obligations to policyholders.
The terms of a pledge agreement between Aspen Bermuda and Citi Europe (pursuant to an assignment agreement dated October 11, 2006) dated January 17, 2006, as amended, were also amended on June 30, 2014 to change the types of securities or other assets that are acceptable as collateral under the New LOC Facility. All other agreements relating to Aspen Bermuda’s LOC Facility, which now apply to the LOC Facility with Citi Europe, as previously filed with the SEC, remain in full force and effect. As at December 31, 2020, we had $444.2 million of outstanding collateralized letters of credit under the LOC Facility (December 31, 2019 — $444.2 million).

(ii)    On February 11, 2019, Aspen European and Aspen Holdings (acting as guarantor of Aspen European) entered into a letter of credit facility for the purpose of obtaining a letter of credit in favor of Aspen U.K. for a sum not to exceed $100 million to provide approved regulatory capital for Aspen U.K. A letter of credit was issued in favor of Aspen U.K. for a sum of $100 million which expires on February 11, 2023.

(iii) On November 3, 2020, AUL and Aspen Holdings (acting as guarantor of AUL) entered into a letter of credit facility for the account of AUL to support AUL’s Funds at Lloyd’s requirements. This facility terminates four years from the date of notice from the lender to the beneficiary of the letter of credit, and provides a maximum aggregate amount of up to $40 million. A letter of credit was issued in favor of Lloyd’s for a sum of $40 million.

(iv) On November 25, 2020, AUL and Aspen Holdings (acting as guarantor of AUL) entered into a Funds at Lloyd’s Facility Agreement for the account of AUL pursuant to which the lender provides collateral for the benefit of Lloyd’s to support AUL’s Funds at Lloyd’s requirements. This facility terminates on December 31, 2021, unless extended to December 31, 2022 pursuant to the terms of the facility agreement, and provides that a maximum aggregate amount of up to $80 million may be deposited with Lloyd’s on behalf of AUL. As at December 31, 2020, a FAL deposit of $80 million was made on behalf of AUL under this facility.

(v) On November 30, 2020, AUL and Aspen Bermuda (acting as AUL’s guarantor) entered into a Funds at Lloyd’s Facility Agreement, for the account of AUL, pursuant to which the lender pledges securities for the benefit of Lloyd’s to support AUL’s Funds at Lloyd’s requirements. This facility is for a one year, subject to annual automatic extensions, and provides that a maximum aggregate amount of up to $100 million may be pledged on behalf of AUL. As at December 31, 2020, $100 million in securities were pledged on behalf of AUL under this facility.

The above credit facilities include certain restrictive covenants customary for facilities of this type, including restrictions on indebtedness, consolidated tangible net worth, and minimum financial strength ratings. In addition, the agreements include default covenants, which could require the Company to fully secure the outstanding amounts thereunder and/or result in the Company not being allowed to issue any new letters of credit.

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
The following table summarizes our contractual obligations under long-term debt as at December 31, 2020.

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

24. Allowance for Expected Credit Losses

The following table summarizes the Company’s allowance for expected credit losses for the twelve months ended December 31, 2020 in investments, reinsurance recoverables and receivables following the adoption of ASU 2016-13 Financial Instruments - Credit Losses (Topic 326)”:

	Twelve Months Ended December 31, 2020
	($ in millions)
	Investments	Reinsurance Recoverables	Receivables

Opening value as at January 1, 2020	$0.6	$3.7	$23.0
Movement of the allowance for credit losses during the year	(0.4)	0.1	11.0
Closing value as at December 31, 2020	$0.2	$3.8	$34.0

25.    Subsequent Events
Insurance sub-segment: changes to principal lines of business. Due to the change in management structure with effect from January 1, 2021, the Company’s Insurance segments principal lines of business have changed, as shown in the following table:

Insurance Segment
Current sub-segment: principal lines of business	New sub-segment: principal lines of business

Property and casualty insurance	First party and specialty insurance
Marine, aviation and energy insurance	Casualty and liability insurance
Financial and professional lines insurance	Financial and professional lines insurance
Our operating and reporting segments, Insurance and Reinsurance remain unchanged. The change will be limited to the principal lines of business within our Insurance segment.
We anticipate, for our interim and annual financial reporting for the year-ended December 31, 2021, the following comparative financial metrics will be represented to comply with the new Insurance sub-segment principal line of business structure: (i) gross and net written premiums by line of business; (ii) loss development triangles; (iii) Item 4B, “Business Segments”; and (iv) Item 5, “Operating and Financial Review and Prospects”.
Federal Home Loan Bank of Boston. The Company’s subsidiaries, AAIC and Aspen Specialty, each established a secured line of credit at Federal Home Loan Bank of Boston (“FHLBB”) on April 1, 2021. Advances may be used to support general corporate purposes. The maximum amount available under these facilities will vary based on the borrower’s net admitted assets and the lender’s underwriting criteria. Aspen Specialty’s maximum borrowing capacity available from the FHLBB is approximately $98 million. Under Texas state insurance law, without the prior consent of the Texas Department of Insurance, the amount of assets AAIC may pledge to secure debt obligations is limited to 10% of its reserve assets, resulting in a maximum borrowing capacity for AAIC under its FHLBB facility of approximately $97 million. Neither AAIC nor Aspen Specialty expects to draw on these facilities in the near future.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Aspen Insurance Holdings Limited
Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Aspen Insurance Holdings Limited and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations and other comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2020, and the related notes and financial statement schedules I to V (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Estimate of claims Incurred but not reported

As discussed in Note 2(b) and Note 10 to the consolidated financial statements, the liability for unpaid losses and loss adjustment expense (LAE) represents reserves established for the total unpaid cost of claims in respect of events that have occurred by the balance sheet date, including the Company’s estimates of the total cost of claims incurred but not yet reported (“IBNR”). As of December 31, 2020, the Company’s total liability for unpaid losses and loss adjustment expenses including IBNR is $7,165.3 million.

We identified the estimate of IBNR included in unpaid losses and LAE as a critical audit matter. Specialized skills and knowledge were required to assess the actuarial methodologies and assumptions used to estimate the IBNR included in unpaid losses and LAE, including loss ratios on the most recent accident years and loss development patterns.

The following are the primary procedures we performed to address this critical audit matter.

We evaluated the design and implementation and tested the operating effectiveness of an internal control related to the Company’s process to estimate IBNR, specifically relating to the reserving methodologies and assumptions applied.

We also involved actuarial professionals with specialized skill and knowledge who assisted in:

•    developing an independent estimate of reserves, including IBNR, for selected lines of business using the Company’s actual historical data and loss development patterns, as well as industry data and other benchmarks, and comparing to management’s actuarially determined reserve estimates

•    evaluating management’s actuarial reserving methodologies and actuarial assumptions impacting unpaid losses and loss adjustment expenses, including IBNR, and the consistency of management’s approach period-over-period by comparing them to generally accepted actuarial methods

•    evaluating the Company’s historical ability to estimate unpaid losses by comparing the progression of claims paid against the estimated liability for unpaid losses.

Fair value of privately-held investments

As discussed in Notes 2(c) and 6 to the consolidated financial statements, the Company has established policies and procedures for determining the fair value of privately-held investments. As of December 31, 2020, the recorded balances of the Company’s privately-held investments classified as Level 3 in the fair value hierarchy were $299.3 million. The Company’s privately-held investments primarily comprise commercial mortgage loans and middle-market loans.

We identified the assessment of fair value of privately-held investments as a critical audit matter. Due to the significant measurement uncertainty associated with the fair value of such investments, subjective auditor judgement was required to evaluate the models’ significant inputs and assumptions which were not directly observable in financial markets, such as the discount rate and the timing and amount of cashflows. There was also a high degree of subjectivity and auditor judgement in evaluating the methodology used to develop the discounted cash flow models.
The following are the primary procedures we performed to address this critical audit matter:

We evaluated the Company’s methodology and its ability to produce a fair value estimate in accordance with Financial Accounting Standards Board Topic ASC 820, Fair Value Measurement, for privately-held investments. We involved financial instrument valuation professionals with specialized skills and knowledge, who assisted in developing an independent estimate of fair value for certain investments using market data sources and comparing it to the Company’s value.

Estimate of reinsurance recoverables on claims incurred but not reported

As discussed in Note 2(b) and Note 7 to the consolidated financial statements, the estimated amounts recoverable from reinsurers on unpaid losses and loss adjustment expenses are reflected as assets in the financial statements. As of December 31, 2020, the Company’s total reinsurance recoverables including reinsurance recoverables on claims incurred but not reported (“Ceded IBNR”) were $3,195.2 million.

We identified the estimate of reinsurance recoverables on Ceded IBNR as a critical audit matter. Subjective and complex auditor judgement, including specialized skills and knowledge, was involved in evaluating (1) the assumptions used for net reserving, including net and gross loss ratios, across underwriting years and lines of business, and (2) the assumptions, including loss distribution, run-off patterns and investment return applied to perform the risk transfer test on a significant reinsurance contract entered into during the period.

The following are the primary procedures we performed to address this critical audit matter.

We evaluated the design and tested the operating effectiveness of certain internal controls related to the estimate of reinsurance recoverables on Ceded IBNR. This included controls related to the review of net reserving assumptions applied and the risk transfer test.

We involved actuarial professionals with specialized skill and knowledge who assisted in:

•assessing the Company’s ratio of net loss and loss adjustment expenses to gross loss and loss adjustment expenses and net earned premium to gross earned premium, along with changes in these ratios since December 31, 2019 for the re-projected classes by comparing them to those expected from the Company’s outwards reinsurance programme

•assessing the Company’s ratio of net loss and loss adjustment expenses to gross loss and loss adjustment expenses by comparing against the Company’s ratio of net earned premium to gross earned premium by class of business

•performing sensitivity analysis over the assumptions used in the risk transfer test to assess the impact of changes in those assumptions on the result of the risk transfer test

•evaluating assumptions used in the risk transfer test, including loss distribution, run-off patterns and investment return used in the risk transfer test by assessing the source of the assumptions used.

/s/ KPMG LLP
KPMG LLP
We have served as the Company’s auditor since 2002.
London, United Kingdom
April 9, 2021

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE I - INVESTMENTS
For the Twelve Months Ended December 31, 2020, 2019 and 2018
The Company’s investments comprise investments in subsidiaries.

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
BALANCE SHEETS
As at December 31, 2020 and 2019

	As at December 31, 2020	As at December 31, 2019
	($ in millions, except per share amounts)
ASSETS
Fixed income maturities (trading)	—	75.6
Cash and cash equivalents	92.4	37.4
Investments in subsidiaries (1)	3,325.6	2,973.6
Intercompany funds due from affiliates	0.7	0.1
Right-of-use operating lease assets	1.0	1.4
Other assets	6.4	6.9
Total assets	$3,426.1	$3,095.0
LIABILITIES
Accrued expenses and other payables	24.3	7.2
Intercompany funds due to affiliates	103.4	61.2
Long-term debt	299.9	299.8
Operating lease liabilities	0.9	1.3
Total liabilities	$428.5	$369.5
SHAREHOLDERS’ EQUITY
Ordinary Shares:
60,395,839 shares of par value $0.01 each (December 31, 2019 — 60,395,839)	$0.6	$0.6
Preference Shares:
11,000,000 5.950% shares of par value 0.15144558¢ each (December 31, 2019 — 11,000,000)	—	—
10,000,000 5.625% shares of par value 0.15144558¢ each (December 31, 2019 — 10,000,000)	—	—
10,000,000 5.625% depositary shares of par value 0.15144558¢ each (December 31, 2019 —10,000,000)	—	—
Additional paid in capital	1,469.7	1,201.7
Retained earnings	1,425.7	1,514.6
Accumulated other comprehensive income, net of taxes:
Unrealized gains on investments	186.8	84.5
Gain/(loss) on derivatives	4.6	4.3
Gains on foreign currency translation	(89.8)	(80.2)
Total accumulated other comprehensive income	101.6	8.6
Total shareholders’ equity	2,997.6	2,725.5
Total liabilities and shareholders’ equity	$3,426.1	$3,095.0
____________________
(1)    The Company’s investment in subsidiaries are accounted for under the equity method and adjustments to the carrying value of these investments are made based on the Company’s share of capital, including share of income and expenses. Changes in the value were recognized in realized and unrealized investment gains and losses in the statement of operations.

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE II  - CONDENSED FINANCIAL INFORMATION OF REGISTRANT - Continued

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
For the Twelve Months Ended December 31, 2020, 2019 and 2018

	Twelve Months Ended December 31, 2020	Twelve Months Ended December 31, 2019	Twelve Months Ended December 31, 2018
	($ in millions)
Operating Activities:
Equity in net earnings of subsidiaries and other investments, equity method	$(92.1)	$(415.1)	$(371.3)
Dividend income	141.5	270.0	340.3
Net realized and unrealized investment gains/(losses)	2.5	2.6	(5.1)
Total revenues	51.9	(142.5)	(36.1)
Expenses:
General, administrative and corporate expenses	(74.6)	(70.2)	(83.8)
Interest expense	(14.3)	(25.7)	(25.9)
Other expense	(3.1)	(3.3)	—
(Loss) from operations before income tax	(40.1)	(241.7)	(145.8)
Income tax	—	—	—
Net (loss)	(40.1)	(241.7)	(145.8)
Amount attributable to non-controlling interest	—	1.2	(1.0)
Net (loss) attributable to Aspen Insurance Holdings Limited ordinary shareholders	(40.1)	(240.5)	(146.8)
Other comprehensive Income/(loss), net of taxes:
Change in unrealized gains on investments	102.3	151.3	(76.5)
Net change from current period hedged transactions	0.3	4.0	(1.8)
Change in foreign currency translation adjustment	(9.6)	(24.8)	12.3
Other comprehensive income/(loss), net of tax	93.0	130.5	(66.0)
Comprehensive Income / (loss)	$52.9	$(110.0)	$(212.8)

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE II  - CONDENSED FINANCIAL INFORMATION OF REGISTRANT - Continued

STATEMENTS OF CASH FLOWS
For the Twelve Months Ended December 31, 2020, 2019 and 2018

	Twelve Months Ended December 31, 2020	Twelve Months Ended December 31, 2019	Twelve Months Ended December 31, 2018
	($ in millions)
Cash Flows From/(Used In) Operating Activities:
Net income (1) (excluding equity in net earnings of subsidiaries)	$52.0	$174.6	$224.5
Adjustments:
Share-based compensation expenses	—	—	10.1
Realized and unrealized losses/(gains)	1.5	9.6	(0.7)
Loss on derivative contracts	(0.3)	(4.0)	1.8
Amortization of right-to-use operating lease assets	0.4	0.3	—
Interest on operating lease liabilities	(0.4)	0.2	—
Change in other assets	0.5	2.1	(0.2)
Change in accrued expenses and other payables	15.9	(51.2)	51.1
Change in intercompany activities	41.6	(59.0)	63.9
Change in operating lease liabilities	—	(0.5)	—
Net cash generated by operating activities	111.2	72.1	350.5
Cash Flows From/(Used in) Investing Activities:
Proceeds/(purchases) of fixed income securities	75.6	(75.6)	79.4
Investment in subsidiaries	(87.3)	(82.7)	(215.9)
Repayment of loan notes issued by Silverton	—	—	18.6
Net cash (used in) investing activities	(11.7)	(158.3)	(117.9)
Cash Flows From/(Used in) Financing Activities:
Proceeds from issuance of ordinary shares, net of issuance costs	—	1.4	2.7
Proceeds from issuance of preference shares, net of issuance costs	—	241.6	—
Ordinary share repurchase	—	(0.1)	—
Ordinary and preference share dividends paid	(44.5)	(35.9)	(73.4)
Repayment of long-term debt issued by Silverton	—	(7.7)	—
Make-whole payment	—	(5.5)	(8.6)
Minority interest buy-out	—	(0.8)	—
Long-term debt redeemed	—	(125.0)	(125.0)
Cash paid for tax withholding purposes	—	—	(4.7)
Net cash (used in)/from financing activities	(44.5)	68.0	(209.0)
Increase/(decrease) in cash and cash equivalents	55.0	(18.2)	23.6
Cash and cash equivalents — beginning of period	37.4	55.6	32.0
Cash and cash equivalents — end of period	$92.4	$37.4	$55.6
 _________
(1)    Net income has been adjusted for the proportion due to non-controlling interest.

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE III - SUPPLEMENTARY INSURANCE INFORMATION
For the Twelve Months Ended December 31, 2020, 2019 and 2018
Supplementary Information
($ in millions)

Year Ended December 31, 2020	Deferred Policy Acquisition Costs	Net Reserves for Losses and LAE	Net Reserves for Unearned Premiums	Net Premiums Earned	Net Investment Income	Losses and LAE Expenses	Policy Acquisition Expenses	Net Premium Written	General and Administrative Expenses
Reinsurance	$206.8	$2,095.7	$617.6	$1,292.1		$958.6	$246.0	$1,302.1	$110.8
Insurance	99.8	1,874.4	746.1	1,240.5		882.2	219.7	1,280.8	197.2
Total	$306.6	$3,970.1	$1,363.7	$2,532.6	$154.6	$1,840.8	$465.7	$2,582.9	$308.0

Year to date December 31, 2019	Deferred Policy Acquisition Costs	Net Reserves for Losses and LAE	Net Reserves for Unearned Premiums	Net Premiums Earned	Net Investment Income	Losses and LAE Expenses	Policy Acquisition Expenses	Net Premium Written	General and Administrative Expenses
Reinsurance	$210.3	$2,605.9	$599.9	$1,255.2		$917.9	$264.9	$1,251.1	$111.7
Insurance	80.8	2,026.1	694.1	1,038.1		761.8	147.8	1,176.8	229.8
Total	$291.1	$4,632.0	$1,294.0	$2,293.3	$197.3	$1,679.7	$412.7	$2,427.9	$341.5

Year to date December 31, 2018	Deferred Policy Acquisition Costs	Net Reserves for Losses and LAE	Net Reserves for Unearned Premiums	Net Premiums Earned	Net Investment Income	Losses and LAE Expenses	Policy Acquisition Expenses	Net Premium Written	General and Administrative Expenses
Reinsurance	$208.3	$2,843.6	$616.0	$1,256.4		$927.0	$260.9	$1,182.9	$118.5
Insurance	40.2	2,153.0	534.3	958.3		646.0	110.7	899.1	239.2
Total	$248.5	$4,996.6	$1,150.3	$2,214.7	$198.2	$1,573.0	$371.6	$2,082.0	$357.7

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE IV - REINSURANCE
For the Twelve Months Ended December 31, 2020, 2019 and 2018

Premiums Written

	Direct	Assumed	Ceded	Net Amount
	($ in millions)
2020	$2,042.8	$1,660.8	$(1,120.7)	$2,582.9
2019	$1,956.9	$1,485.5	$(1,014.5)	$2,427.9
2018	$1,951.2	$1,495.7	$(1,364.9)	$2,082.0

Premiums Earned

	Gross Amount	Assumed From Other Companies	Ceded to Other Companies	Net Amount	Percentage of Amount Assumed to Net
	($ in millions, except for percentages)
2020	$2,027.1	$1,616.4	$(1,110.9)	$2,532.6	63.8%
2019	$1,927.5	$1,494.9	$(1,129.1)	$2,293.3	65.2%
2018	$1,940.5	$1,593.9	$(1,319.7)	$2,214.7	72.0%

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE V - VALUATION AND QUALIFYING ACCOUNTS
For the Twelve Months Ended December 31, 2020, 2019 and 2018

 The following table shows the movement in the Company’s bad debt provision during the twelve months ended December 31, 2020, 2019 and 2018:

	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Year
Provisions for Bad Debt	($ in millions)
2020
Premiums receivable from underwriting activities	$23.0	$11.0	$—	$—	$34.0
Reinsurance	$—	$—	$—	$—	$—
2019
Premiums receivable from underwriting activities	$16.2	$6.8	$—	$—	$23.0
Reinsurance	$—	$—	$—	$—	$—
2018
Premiums receivable from underwriting activities	$5.2	$11.0	$—	$—	$16.2
Reinsurance	$—	$—	$—	$—	$—

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

- i -

4.1
Agreement and Plan of Merger, dated as of August 27, 2018, by and among Aspen Insurance Holdings Limited, Highlands Holdings, Ltd, and Highlands Merger Sub, Ltd (incorporated herein by reference to exhibit 2.1 to the Current Report on Form 8-K filed on August 28, 2018)

4.2
Service Agreement, dated February 19, 2019, by and among Mark Cloutier, Aspen Insurance Holdings Limited and Aspen Bermuda Limited (incorporated herein by reference to exhibit 10.1 to the Company’s Form 10-K/A filed on April 29, 2019)*

4.3
Management Consulting Agreement, dated March 28, 2019, between Aspen Insurance Holdings Limited and Apollo Management Holdings, L.P. (incorporated herein by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 29, 2019)

4.4
Aspen Insurance U.S. Services Inc. Nonqualified Deferred Compensation Plan (incorporated herein by reference to exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2014, filed on May 1, 2014)*

4.5
Amended and Restated Aspen Insurance U.S. Services Inc. Nonqualified Deferred Compensation Plan (incorporated herein by reference to exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2014, filed on November 7, 2014)*

4.6
Second Amended Restated Credit Agreement, dated March 27, 2017, among the Company, various subsidiaries therefor, various lenders and Barclays Bank plc, as administrative agent (incorporated herein by reference to exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2017 filed on May 4, 2017)

4.7
First Amendment to Second Amended and Restated Credit Agreement dated March 11, 2020, among the Company, various lenders and Barclays Bank plc, as administrative agent (incorporated herein by reference to exhibit 4.13 filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed on April 6, 2020).

4.8	Second Amendment to Second Amended and Restated Credit Agreement dated April 28, 2020, among the Company, various lenders and Barclays Bank plc, as administrative agent, filed with this report.

4.9
Insurance Letters of Credit - Master Agreement, dated December 15, 2003, between Aspen Bermuda Limited (formerly known as Aspen Insurance Limited) and Citibank Ireland Financial Services plc. (incorporated herein by reference to exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on October 13, 2006)

4.10
Assignment Agreement, dated October 11, 2006, among Aspen Bermuda Limited (formerly known as Aspen Insurance Limited), Citibank, N.A., Citibank Ireland Financial Services plc and The Bank of New York (incorporated herein by reference to exhibit 10.5 to the Company’s Current Report on Form 8-K, filed on October 13, 2006)

4.11
Reinsurance Deposit Agreement, dated October 11, 2006, between Aspen Bermuda Limited (formerly known as Aspen Insurance Limited) and Citibank Ireland Financial Services plc. (incorporated herein by reference to exhibit 10.6 to the Company’s Current Report on Form 8-K, filed on October 13, 2006)

4.12
Committed Letter of Credit Facility, dated July 30, 2012, between Aspen Bermuda Limited and Citibank Europe plc (incorporated herein by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on July 31, 2012)

4.13
Committed Letter of Credit Facility, dated June 30, 2014, between Aspen Bermuda Limited and Citibank Europe plc (incorporated herein by reference to exhibit 10.1 of the Company’s Current Report on Form 8-K, filed on July 3, 2014)

4.14
Committed Letter of Credit Facility, dated June 30, 2016, between Aspen Bermuda Limited and Citibank Europe plc (incorporated herein by reference to exhibit 10.1 of the Company’s Current Report on Form 8-K, filed on June 30, 2016)

4.15
Deed of Amendment, dated June 29, 2018, between Aspen Bermuda Limited and Citibank Europe plc (incorporated herein by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on July 3, 2018)

4.16
Deed of Amendment, dated September 20, 2019, between Aspen Bermuda Limited and Citibank Europe plc, (incorporated herein by reference to exhibit 4.21 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed on April 6, 2020).

4.17	Deed of Amendment, dated June 26, 2020, between Aspen Bermuda Limited and Citibank Europe plc filed with this report.
4.18
Amended and Restated Pledge Agreement, dated December 18, 2014, between Aspen Bermuda Limited and Citibank Europe plc, as successor by assignment to Citibank, N.A. (incorporated herein by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on December 18, 2014)

- ii -

4.19
Outsourcing Agreement, dated April 20, 2018, between Aspen Insurance UK Services Limited, Aspen Insurance U.S. Services, Inc., Aspen Bermuda Limited and Genpact International, Inc. (incorporated herein by reference to exhibit 10.1 of the Company’s Current Report on Form 8-K filed on April 26, 2018)

4.20
Novation Agreement, dated June 29, 2018, between Aspen Insurance UK Services Limited, Aspen Insurance U.S. Services Inc., Aspen Bermuda Limited, Genpact International, Inc. and Genpact (UK) Limited (incorporated herein by reference to exhibit 10.1 of the Company’s Current Report on Form 8-K filed on July 5, 2018)

4.21
Outsourcing Agreement, dated as of August 31, 2018, between Aspen Insurance UK Services Limited, Aspen Insurance U.S. Services Inc., Aspen Bermuda Limited and Cognizant Worldwide Limited (incorporated herein by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 7, 2018)

8.1	Subsidiaries of the Company, filed with this report
12.1	Officer Certification of Mark Cloutier, Chief Executive Officer of Aspen Insurance Holdings Limited, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed with this report

12.2	Officer Certification of Kevin Chidwick, Chief Financial Officer of Aspen Insurance Holdings Limited, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed with this report

13.1
Officer Certification of Mark Cloutier, Chief Executive Officer of Aspen Insurance Holdings Limited, and Kevin Chidwick, Chief Financial Officer of Aspen Insurance Holdings Limited, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, submitted with this report

15.1	Letter from KPMG LLP regarding change in registrant’s certifying accountant

101.0	The following financial information from Aspen Insurance Holdings Limited’s annual report on Form 20-F for the year ended December 31, 2020 formatted in XBRL includes: (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations and Comprehensive Income; (iii) Consolidated Statements of Shareholders’ Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to the Audited Consolidated Financial Statements, tagged as blocks of text and in detail**

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

ASPEN INSURANCE HOLDINGS LIMITED

By:	/s/ Kevin Chidwick
Name: Kevin Chidwick
Title: Chief Financial Officer
Date: April 9, 2021

iv