Form 20-F
period 2021-12-31
ASPEN INSURANCE HOLDINGS LTD
filed 2022-05-16
CIK 1267395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ____________________________________________________________
Form 20-F
___________________________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes  ☐   No  ☒

ASPEN INSURANCE HOLDINGS LIMITED
FORM 20-F

EXPLANATORY NOTE
References in this Annual Report on Form 20-F (this “report”) to the “Company,” the “Aspen Group,” “we,” “us” or “our” refer to Aspen Insurance Holdings Limited (“Aspen Holdings”) or Aspen Holdings and its consolidated subsidiaries, as the context requires. References to “Aspen Holdings” mean only Aspen Insurance Holdings Limited. Our principal operating subsidiaries are: Aspen Insurance U.K. Limited (“Aspen U.K.”), Aspen Bermuda Limited (“Aspen Bermuda”), Aspen Specialty Insurance Company (“Aspen Specialty”), Aspen American Insurance Company (“AAIC”) and Aspen Underwriting Limited (“AUL”) (as corporate member of our Lloyd’s operations, which are managed by Aspen Managing Agency Limited “AMAL”), each referred to herein an “Operating Subsidiary” and collectively referred to as the “Operating Subsidiaries”). References to “Aspen Capital Markets” means business conducted by our subsidiaries that participate in alternative reinsurance markets, including Peregrine Reinsurance Ltd (“Peregrine”), Aspen Cat Fund Limited (“ACF”) and related management entities, including Aspen Capital Advisors Inc. (“Aspen Advisors”) and Aspen Capital Management, Ltd (“ACML”).
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

	Twelve Months Ended December 31,
	2021	2020	2019
	($ in millions, except per share amounts)
Summary Income Statement Data
Gross written premiums	$3,938.4	$3,698.5	$3,442.4
Net premiums written	2,587.7	2,577.8	2,427.9
Net premiums earned	2,410.5	2,527.5	2,293.3
Loss and loss adjustment expenses	(1,693.3)	(1,840.8)	(1,679.7)
Amortization of deferred policy acquisition costs, general, administrative and corporate expenses	(832.1)	(876.6)	(934.3)
Net investment income	147.5	154.6	197.3
Income (loss) from operations before income tax	35.1	(38.0)	(216.6)
Net income/(loss) after income tax (5)	29.8	(56.4)	(239.5)
Summary Balance Sheet Data
Total cash and investments (2,4)	$7,831.0	$7,502.6	$7,801.9
Premiums receivable (3) (5)	1,408.3	1,283.0	1,317.4
Total assets	13,844.1	13,090.6	12,494.5
Loss and loss adjustment expense reserves	7,611.8	7,165.3	6,951.8
Reserves for gross unearned premiums	2,112.3	1,817.4	1,737.7
Long-term debt	299.9	299.9	299.8
Total shareholders’ equity (5)	2,774.8	2,887.2	2,628.0
Summary Data of Other Financial Data
Underwriting (loss)(1)	(30.0)	(87.0)	(140.6)
Adjusted underwriting profit/(loss) (1)	28.3	(87.0)	(140.6)
Combined ratio (1)	101.2%	103.4%	106.1%
Adjusted combined ratio (1)	98.8%	103.4%	106.1%
______________
(1)    Refer to Item 5, “Reconciliation of Non-U.S. GAAP Financial Measures” for the definitions of these captions.
(2)    Total cash and investments include cash, cash equivalents, fixed income securities, equities, bank loans, other investments, short-term investments and catastrophe bonds.
(3)    Premiums receivable including funds withheld.
(4)    Including cash within consolidated variable interest entities of $75.2 million as at December 31, 2021 (2020 — $69.9 million; 2019 — $69.1 million).

(5)    Prior period information for the periods ended December 31, 2020 and December 31, 2019 have been corrected downward relating to underwriting premiums receivable by $94.8 million and $86.0 million, respectively, retained earnings by $28.5 million and $12.2 million, respectively, and accumulated other comprehensive income by $81.9 million and $85.3 million, respectively. Refer to Item 18, Note 26, “Correction of Immaterial Errors” of our consolidated financial statements for additional information.

On February 15, 2019, Parent acquired all of the Company’s ordinary shares. As a result, all of the Company’s previously publicly traded ordinary shares were automatically canceled and ceased trading on the NYSE. Accordingly, per share data is no longer required to be presented by the Company. Refer to Item 18, Note 1, “History and Organization” for additional details of the Merger.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
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
Introduction

As with any publicly traded company, investing in our preference shares and other securities carries risks. Our risk management strategy is designed to identify, measure, monitor and manage material risks which could adversely affect our financial condition and operating results. We have invested significant resources to develop the appropriate risk management policies and procedures to implement this strategy. Nonetheless, the future business environment is intrinsically uncertain and difficult to forecast and, as a result, our risk management methods may not be successful. For more information on our risk management strategy, refer to Item 4, “Business Overview - Risk Management - Risk Management Strategy.”

Risks Relating to Recent Developments

The coronavirus pandemic and the responses thereto have already adversely affected our business and operations, and the ultimate effects thereof on our business, our operations and our financial condition and results of operations remain highly uncertain and impossible to predict.
The ongoing COVID-19 pandemic, and the actions taken by the governments, businesses and individuals in response to the pandemic have resulted in, and are expected to continue to result in, significant and ongoing economic and societal disruption, including significant market volatility. As new variants of the virus emerge, we are seeing a resurgence of the pandemic in certain key markets, which could adversely impact our operations, financial condition, or liquidity.

Our exposures are controlled and limited by our insurance and reinsurance contracts, which include specific terms and conditions defining if and how our policies respond to losses arising from the COVID-19 pandemic. However, legislative, regulatory or judicial actions and social influences which may seek to extend coverage or payment terms beyond intended contractual obligations or result in an increase in the frequency or severity of claims beyond expected levels. There are ongoing lawsuits and other legal actions challenging the promptness of coverage determinations or the coverage determinations themselves on claims under applicable insurance or reinsurance policies, including, among others, business interruption claims, which could result in increased claims, litigation and related expenses. It is not possible to predict when or how litigation related to the COVID-19 pandemic and coverage disputes will be finally resolved, which further impairs our ability to estimate potential insurance or reinsurance exposure.

We set our reserves based on our best interpretation of the current legal position in applicable jurisdictions, but these legislative, regulatory, judicial actions and social influences continue to make it difficult to predict the total amount of losses we could incur as a result of the pandemic.

In addition, financial market volatility could adversely affect our investment results or access to the capital markets and the continuing economic recovery from the COVID-19 pandemic along with persistent elevated inflation, and a tightening of monetary policy, could result in a stronger increase in interest rates. A higher than planned increase in interest rates reduces the value of fixed income investments, and as a result, reduces held capital on a GAAP basis (undiscounted). While our investment portfolio comprises primarily government and other fixed income securities, and we are not significantly exposed to equity markets, our corporate bond portfolio could be subject to default risk in the event of extended disruption to trade, and our strategic asset allocation includes middle market loans (“MML”), commercial mortgage loans (“CML”) and other mortgage loan arrangements that may be adversely affected by the COVID-19 pandemic.

We also face operational risks as a result of the COVID-19 pandemic. As many of our employees continue to work from home, there is an increased risk that business operations will be disrupted due to, cybersecurity attacks or data security incidents, among other things. In addition, illnesses suffered by key employees could prevent or delay the performance of critical business and financial reporting functions; widespread illnesses suffered by our employees may render us unable to perform normal business functions and operate our business on a day-to-day basis. Further, complying with various vaccine, masking or testing requirements could impact our workforce and adversely impact our ability to operate our business, which could in turn adversely impact our results of operations or financial performance.

We continue to follow guidelines and governmental mandates regarding COVID-19 protocols and vaccinations. While it is not possible to predict the administrative costs, compliance costs or impacts to our available workforce, we continue to develop, and amend as needed, guidelines, testing processes, and vaccination requirements. In addition, we are monitoring legal actions and pending legislation regarding the mandates for further guidance.

We rely on vendors, including some located overseas, for a number of services. As the COVID-19 pandemic has had a global impact, our vendors could also experience disruptions to their operations and while we have contingency plans for some level of disruption, there can be no assurance that issues with the business operations of our vendors would not have a material effect on our own operations.

Further, we cannot predict at this time how the COVID-19 pandemic will impact demand for our insurance and reinsurance products in the future. While we expect demand for (re)insurance may, as a result of the COVID-19 pandemic, increase in some lines of business, and decrease in others, the future impact of the COVID-19 pandemic on our industry and our business will depend on a range of factors, including the duration of mitigation efforts and public acceptance of vaccines and/or other alternative treatments, the severity of the impact of mitigation efforts on businesses and business activity, the scope and efficacy of governmental stimulus and other relief efforts, the extent to which legislative or regulatory efforts or court cases succeed in shifting some of the burden of the pandemic to insurers (particularly for business interruption) on a retroactive basis, and the severity and duration of, and the speed of recovery from, recessionary impacts. Our disclosures should be read in the context of the evolving COVID-19 pandemic and the related uncertainties, whether or not specific reference is made thereto.

In addition, the COVID-19 pandemic may have the effect of triggering or intensifying many of the risks described elsewhere under this Item 3D. Risk Factors.

Our business may be negatively impacted as a result of the Russian invasion of Ukraine.
The Russian invasion of Ukraine has resulted in the imposition of certain sanctions by U.S., E.U., U.K. and other jurisdictions. We cannot predict the impact of the invasion and any heightened military conflict, economic impact or geopolitical instability that may follow, including heightened operating risks in the E.U., additional sanctions or counter-sanctions, heightened inflation, cyber disruptions or attacks, and higher energy costs. Any of the foregoing could have a material adverse effect on our business, financial condition, and results of operations.
In addition, the Russian invasion of Ukraine may have the effect of triggering or intensifying many of the risks described elsewhere under this Item 3D. Risk Factors.
Risks Related to Our Business
(Re)insurance Risks
Our financial condition and operating results may be adversely affected by the occurrence of natural and man-made disasters.
As part of our insurance and reinsurance operations, we assume substantial exposure to losses resulting from natural disasters, man-made catastrophes and other catastrophe events. Catastrophes can be caused by various unpredictable events, including, but not limited to, tropical storms, cyclones, hurricanes, winter storms, tornadoes, hailstorms, floods, wildfires, drought, pandemic disease, volcanic eruptions, earthquakes and tsunamis. Catastrophes can also be man-made such as acts of war, acts of terrorism and other intentionally destructive acts, including those involving nuclear, biological, chemical or radiological events, cyber-attacks, explosions, infrastructure failures and losses resulting from political instability, government action that is hostile to commercial interests and sovereign, sub-sovereign and corporate defaults.
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
Global climate change may have a material adverse effect on our operating results and financial condition if we do not adequately assess and price for any increased frequency and severity of claims and manage risks.
There is widespread consensus in the scientific community that there is a long-term upward trend in global air and sea temperatures which is likely to increase the severity and frequency of severe weather events over the coming decades. Rising sea levels are also expected to add to the risks associated with coastal flooding in many geographical areas. Large scale climate change could also increase both the frequency and severity of natural catastrophes and our loss costs associated with property damage and business interruption due to storms, floods and other weather-related events. In addition, global climate change could impair our ability to predict the costs associated with future weather events.
In 2020, we established a cross-functional climate change working group (the “Climate Change Working Group”) to assess and manage the financial risks associated with climate change. However, despite the creation of the Climate Change Working Group, given the scientific uncertainty of predicting the effect of climate cycles and climate change on the frequency and severity of catastrophes and the lack of adequate predictive tools, we may not be able to adequately model the associated exposures and potential losses in connection with such catastrophes which could have a material adverse effect on our business, financial condition or operating results.
Climate change could also give rise to new environmental liability claims in the energy, manufacturing and other industries we serve as those that have suffered losses seek compensation. In addition, the transition to a less polluting, greener economy could impact the value of our investments in impacted sectors, or demand for insurance in our casualty classes or energy exposed lines.
We could face unanticipated losses from war, terrorism and political unrest, government action that is hostile to commercial interests and from sovereign, sub-sovereign and corporate defaults, and these or other unanticipated losses could have a material adverse effect on our financial condition or operating results.
We have substantial exposure to unexpected, large losses resulting from man-made catastrophic events such as, but not limited to, acts of war, acts of terrorism and losses resulting from political instability, government action that is hostile to commercial interests and sovereign, sub-sovereign and corporate defaults. These risks are inherently unpredictable as it is difficult to predict their occurrence with statistical certainty or to estimate the amount of loss such an occurrence may generate. Events around the globe including, but not limited to, those related to the recent Russian invasion of Ukraine and the ongoing unrest in the Middle East and North Korea have highlighted the unpredictable but increasingly present threat of war, terrorism, and political instability.
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
Our credit and political risk line of business also provides non-payment coverage on specific loan obligations. We insure sovereign non-payment and corporate non-payment as a result of commercial as well as political risk events. The vast majority of the corporate non-payment credit insurance provided is for single-named illiquid risks, primarily in the form of senior bank loans that can be individually analyzed and underwritten. We also aim to avoid terms in our credit insurance contracts which introduce liquidity risk, most notably, in the form of a collateralization requirement upon a ratings downgrade. We also attempt to manage our exposure, by among other things, setting credit limits by country, region, industry and individual counterparty and regularly reviewing our aggregate exposures. However, due to globalization, political instability in one region can spread to other regions. Geopolitical uncertainty regarding a variety of domestic and international matters, such as the U.S. political and regulatory environment, the potential for default by one or more European sovereign debt issuers and the impact of the exit of the United Kingdom from the E.U. (“Brexit”) could have a material adverse effect on our results of operations or financial condition.
The effects of emerging claim and coverage issues in our business and social inflation are uncertain.
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
Our results may fluctuate as a result of many factors, including cyclical changes in the reinsurance and insurance industries.
Historically, the performance of the property and casualty reinsurance and insurance industries has tended to fluctuate in cyclical periods of price competition and excess underwriting capacity, followed by periods of high premium rates and shortages of underwriting capacity. Although an individual reinsurance and insurance company’s performance is dependent on its own specific business characteristics, the profitability of most property and casualty reinsurance and insurance companies tends to follow this market cycle. Further, this cyclical market pattern can be more pronounced in the reinsurance market in which Aspen Re competes and in the excess and surplus market in which Aspen Insurance primarily competes than in the standard insurance market. In addition, compared with historical cyclical periods, a cycle of increased price competition and excess underwriting capacity may continue for a prolonged period of time as new and existing reinsurance and insurance market participants and products continue to enter the reinsurance and insurance markets. Unfavorable market conditions may affect the ability of our reinsurance and insurance subsidiaries to write business at rates they consider appropriate relative to the risk assumed. If we cannot write business at appropriate rates, our business would be significantly and adversely affected.
When premium rates are high and there is a shortage of capacity in the standard insurance market, growth in the excess and surplus market can be significantly more rapid than growth in the standard insurance market. Similarly, when there is price competition and excess underwriting capacity in the standard insurance market, many customers that were previously driven into the excess and surplus market may return to the standard insurance market, exacerbating the effects of price competition.
Demand for reinsurance is influenced significantly by underwriting and investment results in both the standard insurance and the excess and surplus markets and market conditions. The supply of reinsurance is related to prevailing prices, the levels of insured losses and the levels of reinsurance industry surplus, among other factors. These in turn may fluctuate in response to changes in rates of return on investments being earned in the reinsurance industry. In addition, the supply of reinsurance is affected by a reinsurer’s confidence in its ability to accurately assess the probability of expected underwriting outcomes, particularly with respect to catastrophe losses.
Since cyclicality is due in large part to the collective actions of insurers, reinsurers and general economic conditions and the occurrence of unpredictable events, we cannot predict the timing or duration of changes in the market cycle. These cyclical patterns cause our revenues and net earnings to fluctuate, which could have a material adverse effect on our financial condition or operating results

A material proportion of our business relies on the assessment and pricing of individual risks by third parties.
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
On January 10, 2022, the Company announced an agreement for a ground-up loss portfolio transfer (“LPT”) with a subsidiary of Enstar Group Limited (“Enstar”). See Item 5, Operating and Financial Review and Prospects, for further details. The LPT represents a repositioning of the adverse development cover previously entered into between the Company and Enstar in March 2020. The nature and structure of the LPT present certain risks to the Company, including claims, marketing and reserving risks, that may have an uncertain impact across multiple operational functions and on our business generally.
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
Our operating results and financial condition depend on our ability to accurately assess the potential losses associated with the risks that we (re)insure. While we believe that our loss reserves as of December 31, 2021 are adequate, establishing an appropriate level of loss reserves is an inherently uncertain process and requires a considerable amount of judgment. There are many factors that would cause our reserves to increase or decrease, which include, but are not limited to, changes in claim severity, changes in the expected level of reported claims, judicial action changing the scope and/or liability of coverage, changes in the legislative, regulatory, social and economic environment and unexpected changes in loss inflation. In addition, changes in the level of inflation also result in an increased level of uncertainty in our estimation of loss reserves, particularly for those lines of business that are considered “long-tail,” such as casualty, as they require a relatively long period of time to finalize and settle claims for a given accident year. To the extent actual claims exceed our expectations, we will be required to recognize the less favorable experience immediately which could cause a material increase in our provisions for liabilities and a reduction in our profitability, including operating losses and reduction of capital.
We cannot estimate losses from widespread catastrophic events, such as hurricanes and earthquakes, using traditional actuarial methods. The magnitude and complexity of losses associated with certain of these events inherently increase the level of uncertainty and, therefore, the level of management judgment involved in arriving at loss reserve estimates. Similarly, our estimate of ultimate losses related to the COVID-19 pandemic continues to be subject to significant uncertainty. This uncertainty is driven by the inherent difficulty in making assumptions around the impact of the COVID-19 pandemic due to the lack of comparable events, the ongoing nature of the event, and its far-reaching impacts to world-wide economies and the health of the global population. As a result, actual losses for these events may ultimately differ materially from current estimates.
While we believe that our earliest accident years are capable of providing us with meaningful actuarial indications, estimates and judgments for new (re)insurance lines of business are more difficult to make than those made for more mature lines of business because we have more limited historical information through December 31, 2021. A significant portion of our current loss reserves is in respect of incurred but not reported (“IBNR”) reserves. This IBNR reserve is based almost entirely on estimates involving actuarial and statistical projections of our expectations of the ultimate settlement and administration costs. In addition to limited historical information for certain lines of business, we utilize actuarial models as well as historical insurance industry loss development patterns to establish loss reserves. Accordingly, actual claims and claim expenses paid may deviate, perhaps substantially, from our reserve estimates, which could materially adversely affect our financial results.
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
We invest the net premiums we receive until such time as, we pay out losses and/or until they are made available for distribution to ordinary and preferred shareholders, to pay interest on or redemption of debt and preferred shares, or otherwise used for general corporate purposes. Investment income comprises a substantial portion of our group income. We, subsequently are exposed to significant financial and capital market risks, including changes in interest rates, credit spreads, credit defaults, foreign exchange rates, market volatility impacting the valuation of our investments, the performance of the economy in general, and other factors outside our control. The impact of geopolitical tension, such as a deterioration in the bilateral relationship between the U.S. and China or an escalation in conflict between Russia and Ukraine, including any resulting sanctions, export controls or other restrictive actions that may be imposed by the U.S. and/or other countries against governmental or other entities in, for example, Russia, also could lead to disruption, instability and volatility in the global markets, which may have an impact on our investments across negatively impacted sectors or geographies.
A significant portion of our investments could be influenced by changes in interest rates across a number of geographies. Interest rates are highly sensitive to many factors, including fiscal and monetary policies of major economies, inflation, economic and political conditions and other factors outside our control. Changes in interest rates can negatively affect net investment income in that, in a declining interest rate environment, investments in fixed maturities and short-term investments (fixed maturity portfolio) would earn interest income at lower rates. In a declining interest rate environment, the market value of our fixed income portfolio would increase; however, in a rising interest rate environment, the market value of our fixed income portfolio will decline. Furthermore, depending on our liquidity needs and investment strategy, we may liquidate investments prior to maturity at a loss in order to cover liabilities as they become due or to invest in other investment opportunities that have better expected longer term profitability.
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
We may be adversely impacted by inflation.
Our operations, like those of other (re)insurers, are susceptible to the effects of inflation because premiums are established before the ultimate amounts of losses and loss expenses are known. Although we consider the potential effects of inflation when setting premium rates, premiums may not fully offset the effects of inflation and thereby essentially result in underpricing the risks we insure and reinsure. Loss reserves include assumptions about future payments for settlement of claims and claims-handling expenses, such as the value of replacing property, associated labor costs for the property business we write and litigation costs. To the extent inflation causes costs to increase above loss reserves established for claims, we will be required to increase loss reserves with a corresponding reduction in net income in the period in which the deficiency is identified, which may have a material adverse effect on our results of operations or financial condition. Unanticipated higher inflation could also lead to higher interest rates, which would negatively impact the value of our fixed income securities and potentially other investments.
LIBOR has been or will be discontinued as a floating rate benchmark; SOFR is expected to replace U.S. dollar LIBOR as the principal floating rate benchmark for U.S. dollars; the LIBOR discontinuation has affected and will continue to affect financial markets generally and may also affect our business, financial condition, results of operations and cash flows.
LIBOR has been the principal floating rate benchmark in the financial markets. However, as of December 31, 2021, all currencies and tenors of LIBOR, except the principal tenors of U.S. dollar LIBOR, were discontinued or ceased to be representative. The remaining tenors of U.S. dollar LIBOR are expected to be discontinued, or to become non-representative, as of June 30, 2023. For some existing LIBOR-based obligations, including certain of our assets and liabilities, the contractual consequences of the discontinuation of LIBOR are not clear. In addition, there is no assurance that the remaining tenors of U.S. dollar LIBOR will continue to be published until June 30, 2023 or in any particular form, and there is no assurance regarding the consequences of the LIBOR discontinuation generally.
In the United States, there have been efforts to identify alternative reference interest rates for U.S. dollar LIBOR. It is expected that U.S. dollar LIBOR will be replaced principally by rates based on the Secured Overnight Financing Rate

(“SOFR”). For purposes of the following discussion, the term “LIBOR” refers solely to U.S. dollar LIBOR. SOFR has a limited history, having been first published in April 2018. The future performance of SOFR, and SOFR-based reference rates, cannot be predicted based on SOFR’s history or otherwise. Future levels of SOFR may bear little or no relation to historical levels of SOFR, LIBOR or other rates. SOFR has been more volatile than other benchmark or market rates, such as three-month LIBOR, during certain periods. Moreover, SOFR-based rates will differ from LIBOR, and the differences may be material. SOFR is intended to be a broad measure of the cost of borrowing funds overnight in transactions that are collateralized by U.S. Treasury securities. In contrast, LIBOR has been intended to be sensitive to bank credit risk and to short-term interest rate risk. It is expected that more than one SOFR-based rate will be used in the financial markets. Like LIBOR, some SOFR-based rates will be forward-looking term rates; other SOFR-based rates will be intended to resemble rates for term structures through their use of averaging mechanisms applied to rates from overnight transactions, as in the case of “simple average” or “compounded average” SOFR. Different kinds of SOFR-based rates will result in different interest rates. Mismatches between SOFR-based rates, and between SOFR-based rates and other rates, may cause economic inefficiencies, particularly if market participants seek to hedge one kind of SOFR-based rate by entering into hedge transactions based on another SOFR-based rate or another rate. Non-LIBOR floating rate obligations, including SOFR-based obligations, may have returns and values that fluctuate more than those of floating rate obligations that are based on LIBOR or other rates. Also, because SOFR and some alternative floating rates are relatively new market indexes, markets for certain non-LIBOR obligations may never develop or may not be liquid. Market terms for non-LIBOR floating rate obligations, such as the spread over the index reflected in interest rate provisions, may evolve over time, and prices of non-LIBOR floating rate obligations may be different depending on when they are issued and changing views about correct spread levels. Resulting changes in the financial markets may adversely affect financial markets generally and may also adversely affect our business, financial condition, results of operations and cash flows specifically.
As of December 31, 2021, certain of our assets, liabilities and securities had LIBOR-based rates. We are taking, or expect to take, steps intended to result in LIBOR being replaced, in connection with such assets, liabilities and securities, with SOFR-based rates or other appropriate floating rates. However, there can be no assurance regarding how LIBOR will be replaced or, when it is replaced, whether the replacement will have an adverse effect on our business, financial condition, results of operations and cash flows, material or otherwise.
Our investments in private, secured CMLs and private, secured MMLs are subject to credit risk, market risk, servicing risk, loss from catastrophic events and other risks, which could diminish the value that we obtain from such investments.
As of December 31, 2021, a small portion of our total invested assets were invested in private, secured CMLs and in private, secured MMLs. Defaults by borrowers in the payment or performance of their obligations underlying these assets could reduce our investment income and realized investment gains or result in the recognition of investment losses. For example, the value of our real estate-related assets depends in part on the financial condition of the borrowers, the value of the real properties underlying the mortgages and, for commercial properties, the financial condition of the tenants of the properties underlying those mortgages, as well as general and specific economic trends affecting the overall default rate. An unexpectedly high rate of default on commercial mortgages and/or middle market loans may limit substantially the ability of the issuer of such securities to make payments to the loan holders, reducing the value of those securities.
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
A portion of our invested assets are relatively illiquid and we may fail to realize profits from these assets for a considerable period of time, or lose some or all of the principal amount we invest in these assets if we are required to sell our invested assets at a loss to meet our insurance, reinsurance or other obligations.
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
We record our relatively illiquid types of investments at fair value. If we were forced to sell some or all of these assets, there can be no assurance that we would be able to sell them for the values at which such assets are recorded and we might consequently sell these assets at significantly lower values to the recorded value. When we hold a security or position, it is vulnerable to price and value fluctuations and may experience losses if we are unable to sell or hedge the position. Thus, it may be impossible or costly for us to liquidate positions rapidly in order to meet unexpected obligations. This potential mismatch between the liquidity of our assets and liabilities could have a material and adverse effect on our business, financial condition, results of operations and cash flows.
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
In recent months due to inflation, the emergence of new COVID-19 variants, and the recent Russian invasion of Ukraine, global financial markets have been characterized by volatility and uncertainty. Unfavorable economic conditions could increase our funding costs, limit our access to the capital markets or make credit harder to obtain. Uncertainties in the financial and mortgage markets may also affect our counterparties which could adversely affect their ability to meet their obligations to us.
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
We perform a detailed analysis each reporting period end to assess declines in the fair values of available for sale debt securities in accordance with applicable accounting guidance regarding the recognition and presentation of current expected losses. The process of determining an allowance for available for sale securities requires judgment and involves analyzing many factors. For additional information regarding this process, and the changes to the applicable accounting policies, refer to Item 18, Note 2(c) of our consolidated financial statements, “Basis of Preparation and Significant Accounting Policies —Accounting for Investments, Cash and Cash Equivalents”, and Item 18, Note 2(c) of our consolidated financial statements, “Basis of Preparation and Significant Accounting Policies —Accounting Pronouncements.” Assessing the accuracy of the allowances reflected, in our financial statements is inherently uncertain given the subjective nature of the process. Furthermore, additional impairments may need to be taken or allowances provided in the future with respect to events that may impact specific investments. While our current allowance is not material, the current allowance may not be indicative of future impairments or allowances. Thus, future material impairments themselves or any error in accurately accounting for them may have a material adverse effect on our financial condition or results of operations.
Our financial condition or operating results may be adversely affected by currency fluctuations that we may not be effective at mitigating.
Our reporting currency is the U.S. dollar. However, a significant portion of our operations is conducted outside the United States in a variety of foreign (non-U.S.) currencies. Accordingly, we are subject to legal, economic and market risks associated with devaluations and fluctuations in currency exchange rates. Our assets and liabilities denominated in foreign currencies are therefore exposed to changes in currency exchange rates, which may be material. The principal currencies creating foreign exchange risk are the British Pound, the Euro, the Swiss Franc, the Australian Dollar, the Canadian Dollar and the Singapore Dollar. At December 31, 2021, approximately 14.7% of gross written premiums were denominated in non-U.S. currencies. We employ various strategies, including the use of foreign exchange forward contracts and other derivative financial instruments, to manage our exposure to foreign currency exchange risk. To the extent that these exposures are not fully offset or hedged, or the hedges are ineffective at mitigating adverse effects, our financial results and condition may be negatively impacted by fluctuations in foreign currency exchange rates.
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
We outsource certain technology and business process functions to third parties including offshore and cloud service providers and may increasingly do so in the future. If we do not effectively develop, implement and monitor our outsourcing strategy, third-party providers do not perform as anticipated or we experience technological or other problems with a transition, we may not realize productivity improvements or cost efficiencies and may experience operational difficulties, increased costs and loss of business. Our outsourcing of certain technology and business processes and functions to third parties may expose us to enhanced risks related to data security, which could result in monetary and reputational damages. In addition, our ability to receive services from third-party providers may be impacted by cultural differences, political instability, unanticipated regulatory requirements or policies. As a result, our ability to conduct our business may be adversely affected.
Competition and consolidation in the (re)insurance industry could reduce our growth and profitability.
Insurance and reinsurance markets are highly competitive. We compete on an international and regional basis with major U.S., Bermuda, European and other international (re)insurers and underwriting syndicates, including Lloyd's, some of which have greater financial, marketing and management resources than we do. We also compete with new companies that continue to be formed to enter the (re)insurance markets. In addition, capital market participants have created alternative products that are intended to compete with reinsurance products. Until recently, new and alternative capital inflows in the (re)insurance market and the retention by cedants of more business had caused an excess supply of (re)insurance capital and may again in the future. We have sought to address this risk by developing our own capital markets capability.
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

There can be no assurance that we and our subsidiaries will not experience downgrades, which may result in an adverse effect on our business, financial condition and operating results.
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

The S&P financial strength and issuer credit ratings of Aspen Bermuda, AAIC and Aspen U.K. are “A-” (Strong), while the long-term issuer credit rating of Aspen Holdings is “BBB”. The outlook assigned to all these ratings is stable. Aspen Specialty, is not currently rated by S&P and has a financial strength rating of “A” (Excellent) by A.M. Best with a stable outlook. On April 30, 2021, A.M. Best affirmed the financial strength rating of “A” (Excellent) for Aspen Bermuda, Aspen U.K. Aspen Specialty and AAIC and upgraded its outlook to stable from negative. Our Lloyd’s operations benefit from the Lloyd’s market financial strength rating of “A” (Excellent) with a stable outlook by A.M. Best and “A+” (Strong) with a stable outlook by S&P.
In addition, as a result of their rating of Highlands Holdings Bond Issuer, Ltd. and Highlands Holdings Bond Co-Issuer, Inc. (the “Issuers”) and the $500 million aggregate principal amount of their 7.625% / 8.375% Senior Secured PIK Toggle Notes due 2025 (the “Notes”), S&P takes into consideration the Issuers in their view of the wider Aspen Group when evaluating the adequacy of our capital reserves for purposes of determining financial strength and issuer credit ratings accorded to our Operating Subsidiaries. In addition, S&P expects us to maintain capital adequacy above the “AAA” level to maintain our “A-” rating. Should we experience weaker than-expected underwriting performance, should our capital adequacy position decline and remain below the “AAA” level for a prolonged period, should our financial leverage materially increase or liquidity materially decrease, among other factors, we may be required to maintain a greater amount of capital in order to maintain our existing ratings or become subject to a ratings downgrade.
Both A.M. Best and S&P are widely recognized insurance company rating agencies and some policyholders are required to obtain insurance coverage from insurance companies that have an “A-” (Strong) rating or higher. Because A.M. Best and S&P continually monitor companies with regard to their ratings, our ratings could change at any time. Any downgrade in our ratings may impair our ability to sell insurance policies and could materially and adversely affect our competitive position in the insurance industry, future financial condition and operating results. In December 2021, S&P announced proposed changes to its rating methodologies. The proposed changes have not been finalized, so the impact, if any, these changes may have on our ratings is unknown.
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
Those of our subsidiaries that are engaged in the management of alternative reinsurance platforms as part of our Aspen Capital Markets (“ACM”) division may owe certain legal duties and obligations to third-party investors (including reporting obligations) and are subject to a variety of often complex laws and regulations relating to the management of those structures. Although we continually monitor our policies and procedures to ensure compliance, faulty judgments, simple errors or mistakes, or the failure of our personnel to adhere to established policies and procedures could result in our failure to comply with applicable laws or regulations which could result in significant liabilities, penalties or other losses and significantly harm our business and results of operations.
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

We have incurred indebtedness and may incur additional indebtedness in the future. Additionally, we have entered into credit facilities with various institutions which provide revolving lines of credit to us and our Operating Subsidiaries and issue letters of credit to our clients in the ordinary course of business. We have also entered into ISDA agreements relating to derivative transactions. During 2020, we unwound the remaining $1,250.0 million of our interest rate swaps which we executed in 2019. Refer to Item 18, Note 8 of our consolidated financial statements, “Derivative Contracts” for information on the interest rate swaps. We may replace these swaps in the future as we remain vigilant to interest rate developments.

The agreements relating to our debt, credit facilities and our ISDA agreements contain covenants that may limit our ability, among other things, to borrow money, make particular types of investments or other restricted payments, sell assets, merge or consolidate. Such agreements also typically contain reporting and disclosure affirmative covenants. Some of these agreements also require us to maintain specified ratings and financial ratios, including a minimum net worth covenant. If we fail to comply with these covenants or meet required financial ratios, the lenders or counterparties under these agreements could declare a default and demand immediate repayment of all amounts owed to them and require collateralization of any current or future obligations of the Company. Additionally, a default under our debt, credit facilities or ISDA agreements could limit our ability to obtain credit or enter into such transactions on favorable terms, or at all. As a result, our business, financial condition and operating results could be adversely affected.
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
Some of these authorities regularly consider enhanced or new regulatory requirements intended to prevent future crises or otherwise assure the stability of institutions under their supervision. These authorities may also seek to exercise their supervisory authority in new and more robust ways, and new regulators could become authorized to oversee parts of our business. The purpose of insurance laws and regulations generally is to protect policyholders and ceding insurance companies, not our shareholders or noteholders. Failure to comply with or obtain appropriate authorizations and/or exemptions under any applicable laws and regulations could result in restrictions on our ability to do business or undertake activities that are regulated in one or more of the jurisdictions in which we conduct business and could subject us to fines, other sanctions and reputational injury. In 2020, we identified that APJ Asset Protection Jersey Limited (“APJ Jersey”), our Jersey registered insurance company subsidiary, in connection with an intra-group outsourcing arrangement with Aspen U.K. Syndicate Services Limited (“AUKSSL”) (previously APJ Services Limited), had potentially carried out the regulated activities of effecting and carrying out contracts of insurance as principal in contravention of U.K. law as it did not have the necessary licenses and/or authorizations to undertake these activities in the U.K. We have since stopped writing new business via APJ Jersey, and existing contracts that are in run-off are being handled by an outsourced provider who is authorized to do so. Our regulators and Lloyd’s have been notified and, in February 2022, the FCA and JFSC were provided with a full review of the APJ Jersey operating model and AUKSSL’s U.K. permissions undertaken by a third-party U.K. law firm. The FCA has indicated that it has no further questions in relation to the review and has confirmed that it will not be pursuing APJ Jersey or AUKSSL for retroactive fees, and the JFSC has confirmed that it will be taking no further action regarding the review.
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

The United Kingdom’s withdrawal from the E.U. and its potential adverse impact on our business, results of operations and financial condition.
The Company faces new regulatory costs and challenges as a result of Brexit. The U.K. left the E.U. as of January 31, 2020 and economic relations between the U.K. and the E.U. are now governed by a Trade and Cooperation Agreement which is limited in scope and contains very few specific provisions relating to insurance and financial services. As a result, Aspen U.K. has lost its financial services passports which provided it the license to operate across borders within the European Economic Area (“EEA”) without obtaining local regulatory approval where insurers and cedants are located. The Company’s EEA Lloyd’s operations are able to continue through Lloyd’s Insurance Company, S.A. (“Lloyd’s Brussels”), however, operational and capital requirements relating thereto might result in increased costs or Funds at Lloyd’s (as defined below in Lloyd’s Regulation) and might not provide the same access to markets that the Company currently requires to conduct business in the EEA. In addition, the ability to access the E.U. market through our Lloyd's Syndicate depends on Lloyd's being able to comply with E.U. regulations through its Belgium subsidiary. Specifically, Lloyd’s is still in discussion with the Belgium Financial Services Markets Authority (“FSMA”) and the National Bank of Belgium (“NBB”) regarding the Lloyd’s Brussels operating model and the activities performed for it by managing agents (through the Outsourcing Agreement) and the question of whether it was possible that they could be construed as constituting insurance distribution under the Insurance Distribution Directive, which would therefore require them to be authorized within the EEA. In January 2021, Lloyd’s released a communication stating that its discussions with supervisors had focused on certain risk placement services for open market business which was being performed by managing agents on behalf of Lloyd’s Brussels. Lloyd’s Brussels is in an ongoing dialogue with the FSMA in its effort to overhaul its initial underwriting structures and is deploying significant efforts and investment to adjust its operating model to satisfy the Belgian authority in the post-Brexit environment. This may have an impact on the way managing agents and syndicates access and operate on the Lloyd’s platform. Lloyd’s Brussels is seeking to ensure that the claims it pays and complaints it processes preserve the objectives of policyholder protection and market discipline under the Insurance Distribution Directive. According to a statement by Lloyd’s Brussels chief executive, Amelie Breitburd, Lloyd’s Brussels is now well-positioned with a refreshed operating model to ensure that the needs of E.U. businesses are properly addressed under a new regime that is due to be enforced.
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
Our success has depended and will continue to depend, in substantial part, on our ability to attract and retain our teams of underwriters in various business lines and other key employees. The loss of one or more of our senior underwriters could adversely impact our business by, for example, making it more difficult to retain clients or other business contacts whose relationship depends in part on the service of the departing personnel. In general, the loss of key services of any members of our current underwriting teams may adversely affect our business and operating results. We may also experience difficulty replacing key employees due to labor shortages presented by the ongoing COVID-19 pandemic.
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
With a few exceptions generally under Bermuda law only Bermudians, spouses of Bermudians or Permanent Resident Certificate holders (collectively “Residents”) may engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Work permits may be granted or extended by the Bermuda government only upon showing that, after proper public advertisement (in most cases), no Residents who meet the minimum standard requirements for the advertised position have applied for the position. Work permits are generally granted for one, three or five-year durations. Expatriate workers can, subject to the above, continue to be employed in Bermuda indefinitely by reapplying for work permits. All executive officers who work in our Bermuda office who require work permits have obtained them.
We have recently experienced management turnover, which creates uncertainties and could harm our business.
We rely heavily on our executive officers to manage our operations for the success of our business. Management must have a thorough understanding of our various business lines, as well as the skills and experience necessary to manage our organization. We have experienced significant changes in management in the past twelve months. Often, the appointment of new executives leads to changes in strategic or operating goals, which can create uncertainty and negatively impact our ability to execute quickly and effectively, and may ultimately be unsuccessful. In addition, executive leadership transition periods are often difficult as the new executives gain detailed knowledge of our operations, and friction can result from changes in strategy and management style. Management turnover inherently causes some loss of institutional knowledge, which can negatively affect strategy and execution. If we do not integrate new executives successfully, we may be unable to manage and grow our business, and our financial condition and profitability may suffer as a result. In addition, to the extent we experience additional management turnover, competition for top management is high and it may take months to find a candidate that meets our requirements. If we are unable to attract and retain qualified management personnel, our business could suffer. We are unable to predict with certainty the impact that these recent leadership changes may have on our business operations, prospects, financial results, retention of key professionals and other employees or morale.
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
The execution, progression to closing and operational implementation of the LPT offers certain risks that may have an uncertain impact on our business. Certain terms of the LPT, including, but not limited to, the transfer of claims handling responsibility and the outsourcing of certain administrative processes in connection with the subject business, present certain risks and complications to the go-forward operations of the business, including in relation to people, systems and functional processes. See Item 5, Operating and Financial Review and Prospects, for further details in relation to the LPT.
A failure in our data security and/or technology systems or infrastructure or those of third parties, including those caused by security breaches or cyber-attacks could disrupt our business, damage our reputation and cause losses.
Our operations rely on the secure processing, storage, and transmission of confidential and other information and assets, including in our computer systems and networks. Our business, including our ability to adequately price products and services, establish reserves, provide an effective and secure service to our customers, value our investments and report our financial results in a timely and accurate manner, depends significantly on the integrity, availability and timeliness of the data we maintain, as well as the data and assets held through third-party outsourcers, service providers and systems. Cybersecurity and technology threats can include phishing scams, account takeovers, introductions of malware, (including ransomware), attempts at electronic break-ins, and the computerized submission of fraudulent and/or duplicative payment requests. Any such breaches or interference (including attempted breaches or interference) by third parties or by insiders that may occur in the future could have a material adverse impact on our business, reputation, financial condition or results of operations.
In an effort to ensure the integrity of such data, we implement new security measures and systems and improve or upgrade our existing security measures and systems on a continuing basis. Although we have implemented administrative and technical controls and take protective actions to reduce the risk of cyber incidents and to protect our information technology and assets, and we endeavor to modify such procedures as circumstances warrant and negotiate agreements with third-party providers to protect our assets, such measures may be insufficient to prevent, among other things, unauthorized access, computer viruses, malware or other malicious code or cyber-attack, catastrophic events, system failures and disruptions (including in relation to new security measures and systems), employee errors or malfeasance, third-party (including outsourced service providers) errors or malfeasance, loss of assets and other security events (each, a “Security Event”). Like other global companies, we have from time to time experienced, and are likely to continue to be subject to, Security Events, none of which to date have had a material adverse impact on our business, results of operations or financial condition. As the complexity of our security infrastructure continues to grow, the potential risk of a Security Event increases. If additional Security Events occur, these events may jeopardize our or our policyholders’ or counterparties’ confidential and other information processed and stored with us, and transmitted through our computer systems and networks potentially resulting in a violation of applicable privacy, data protection or other laws, or otherwise cause interruptions, delays, or malfunctions in our, our policyholders’, counterparties’ or third parties’ operations, or result in data loss or loss of assets which could result in significant losses and/or fines, reputational damage or a material adverse effect on our business, financial condition or operating results. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures and to pursue recovery of lost data or assets and we may be subject to litigation and financial losses. We currently maintain cyber liability insurance that provides third-party or first party liability coverages to protect us, subject to policy limits and coverages, against certain events that could be a Security Event. However, a Security Event could nonetheless have a material adverse effect on our operating results or financial condition.
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
Evolving privacy and data security regulations could expose our business to reputational harm and cause losses.
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
Our business is subject to the E.U. General Data Protection Regulation (“E.U. GDPR”) which went into effect on May 25, 2018. The U.K. has implemented a similar law: the U.K. GDPR (and together with the E.U. GDPR, the “GDPR”). The GDPR has direct effect where an entity is established in the EEA or the U.K. and has extraterritorial effect where an entity established outside of the EEA or the U.K. processes personal data in relation to the offering of goods or services to individuals in the EEA and/or the U.K. The GDPR imposes a number of obligations on controllers, including, among others: (i) accountability and transparency requirements, which require controllers to demonstrate and record compliance with the GDPR and to provide more detailed information to data subjects regarding processing; (ii) enhanced requirements for obtaining valid consent; (iii) obligations to consider data protection as any new products or services are developed and to limit the amount of personal data processed; (iv) obligations to comply with data protection rights of data subjects including a right of access to and rectification of personal data, a right to obtain restriction of processing or to object to processing of personal data and a right to ask for a copy of personal data to be provided to a third party in a useable format and erasing personal data in certain circumstances; (v) obligations to implement appropriate technical and organizational security measures to safeguard personal data; and (vi) obligations to report certain personal data breaches to the relevant supervisory authority without undue delay (and no later than 72 hours where feasible).
In addition, the E.U. GDPR also prohibits the international transfer of personal data from the EEA/U.K. to countries outside of the EEA/U.K. unless made to a country deemed to have adequate data privacy laws by the European Commission or U.K. Government or a data transfer mechanism has been put in place. In July 2020, the Court of Justice of the European Union (“CJEU”) in its Schrems II ruling invalidated the E.U.-U.S. Privacy Shield framework, a self-certification mechanism that facilitated the lawful transfer of personal data from the EEA/U.K. to the United States, with immediate effect. The CJEU upheld the validity of standard contractual clauses (“SCCs”) as a legal mechanism to transfer personal data but companies relying on SCCs will need to carry out a transfer privacy impact assessment, which among other things, assesses laws governing access to personal data in the recipient country and considers whether supplementary measures that provide privacy protections additional to those provided under SCCs will need to be implemented to ensure an essentially equivalent level of data protection to that afforded in the EEA. This may have implications for our cross-border data flows and may result in compliance costs.

The GDPR also introduces fines of up to 20 million Euros (under the E.U. GDPR) or 17.5 million GBP (under the U.K. GDPR) or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, for serious violations of certain of the GDPR’s requirements. The GDPR identifies a list of points to consider when determining the level of fines to impose (including the nature, gravity and duration of the infringement). Data subjects also have a right to compensation for financial or non-financial losses (e.g., distress). Complying with the GDPR may cause us to incur substantial operational and compliance costs or require us to change our business practices. Despite our efforts to bring practices into compliance with the GDPR, we may not be successful either due to internal or external factors such as resource allocation limitations or a lack of vendor cooperation. Non-compliance could result in proceedings against us by governmental entities, regulators, customers, data subjects, suppliers, vendors or other parties. Further, there is a risk that the measures will not be implemented correctly or that individuals within the business will not be fully compliant with the new procedures. If there are breaches of these measures, we could face significant administrative and monetary sanctions as well as reputational damage which may have a material adverse effect on our operations, financial condition and prospects.
Our internal controls over financial reporting have gaps or other deficiencies.
Operational risk and losses can result from, among other things, fraud, errors, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements, information technology failures and failure to appropriately transition new hires or external events. We continue to enhance our operating procedures and internal controls (including information technology initiatives and controls over financial reporting) to effectively support our business and our regulatory and reporting requirements. Refer to Item 15 “Changes in Internal Controls over Financial Reporting.” Our management does not expect that our disclosure controls or our internal controls will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. As a result of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons or by collusion of two or more people. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. As a result of the inherent limitations in a cost-effective control system, misstatement due to error or fraud may occur and not be detected.
Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. However, our internal controls over financial reporting have gaps or other deficiencies. During 2021, we identified material weaknesses in internal control over financial reporting, including: deficiencies relating to our foreign-exchange re-evaluation process and translation controls within Aspen U.K. whereby we failed to match foreign-exchange gains and losses against underwriting premium receivables, which failure to match resulted in an overstatement in our financial reporting of our underwriting premium receivables and an understatement of our foreign-exchange losses, together with general foreign exchange revaluation and translation controls within Aspen U.K.; the completeness and accuracy of the information used in recognizing both current and deferred income tax on Aspen U.K.’s branches and the associated application thereof in respect of local tax rules in the various jurisdictions, resulting in an underreporting of tax charge; a control gap in the misapplication of committed par value measurement prices when valuing privately-held investments when we should have instead applied funded par value marks, resulting in the incorrect valuation of a single investment; and insufficient resources with appropriate level of knowledge within the outwards reinsurance operations and accounting team to effectively design and execute our process level controls around reinsurance premiums payable,ceded written premiums as well as our disclosure controls around outwards reinsurance related balances. For details of the remediation measures, refer to Item 15 “Changes in Internal Controls over Financial Reporting.”
The implementation of the remediation measures may not fully address the material weaknesses in our internal controls over financial reporting, and therefore we might not be able to conclude that they have been fully remediated in the future. Any such gaps or deficiencies may require significant resources to remediate and may also expose us to litigation, regulatory fines or penalties, or other losses. Inadequate process design or a failure in operating effectiveness could result in a material misstatement of our financial statements due to, but not limited to, poorly designed systems, changes in end-user computing, poorly designed IT reports, ineffective oversight of outsourced processes, failure to perform relevant management reviews, accounting errors or duplicate payments, any of which could result in a restatement of financial accounts.
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
Aspen Holdings is a holding company and, as such, we do not expect it to have any significant operations. Its assets primarily consist of ownership of the shares of our subsidiaries, including our Operating Subsidiaries, a portfolio of fixed income securities, and cash and cash equivalents. Dividends and other permitted distributions and loans from our Operating Subsidiaries are expected to be our sole source of funds to meet ongoing cash requirements, including our debt service payments and other expenses, and dividend payments, to our preference shareholders and our Parent, as appropriate. Our Operating Subsidiaries are subject to capital, regulatory and other requirements that inform their ability to declare and pay dividends and make loans to other Aspen Group companies. Refer to Item 4, “Business  Overview— Regulatory Matters —

Bermuda Regulation — Restrictions on Dividends, Distributions and Reduction of Capital,” “Business Overview — Regulatory Matters — U.K. and E.U. Regulation — Restrictions on Dividend Payments,” and “Business Overview — Regulatory Matters — U.S. Regulation — State Dividend Limitations” below and “Operating and Financial Review and Prospects — Liquidity and Capital Resources” in Item 5 below for more information on our ability to pay dividends. These and other requirements may mean that our Operating Subsidiaries are unable to pay sufficient dividends to enable us to meet our ongoing cash requirements, which could materially adversely affect our liquidity or financial condition. As we are a holding company, our right, and hence the right of our creditors and shareholders, to participate in any distribution of assets by any of our subsidiaries, upon our liquidation or reorganization or otherwise, is subject to the prior claims of policyholders and creditors of these subsidiaries
Certain regulatory and other constraints may limit our ability to pay dividends on our securities.
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
Our non-U.K. companies may be subject to U.K. tax, which may have a material adverse effect on our operating results and your investment.
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
The U.K. has no income tax treaty with Bermuda. There are circumstances in which companies that are neither resident in the U.K. nor entitled to the protection afforded by a double tax treaty between the U.K. and the jurisdiction in which they are a resident may be exposed to income tax in the U.K. (other than by deduction or withholding) on the profits of a trade carried on there, even if that trade is not carried on through a permanent establishment. However, each of us intends to operate in such a manner that none of us falls within the charge to income tax in the U.K. (other than by deduction or withholding).

If any of us, other than the U.K. Subsidiaries and APJ Jersey, were treated as being resident in the U.K. for U.K. corporation tax purposes, or as carrying on a trade in the U.K., whether or not through a permanent establishment, our operating results could be materially adversely affected.
Our U.K. operations may be affected by recent changes in U.K. and Australian tax law.
The U.K. Subsidiaries and APJ Jersey should be treated as resident in the U.K. and accordingly be subject to U.K. tax in respect of their worldwide income and gains. Any change in the basis or rate of U.K. corporation tax or HMRC’s practice and interpretation of U.K. tax law could materially adversely affect the operations of the U.K. resident companies. The U.K. corporation tax rate is currently 19%. The main U.K. corporation tax rate will change from 19% to 25% from April 1, 2023.
In addition, employee and employer national insurance contributions (“NICs”), which are taxes on earnings and are a liability of employees and employers, are set to temporarily increase by 1.25% from April 1, 2022 until April 1, 2023. Employer NICs will, as a result, increase from 13.8% to 15.05%. On April 1, 2023, NICs rates will decrease back to the 2021 to 2022 tax year rates and a new 1.25% Heath and Social Care Levy will be payable.
The Organization for Economic Co-operation and Development (“OECD”) published its final reports on Base Erosion and Profit Shifting (“BEPS Reports”) in October 2015, containing recommendations on measures to coordinate multilateral action on international tax rules.
The implementation of recommendations arising from the action points comprising BEPS has resulted in significant changes to local tax legislation and international double tax treaties over recent years. For example, BEPS has resulted in jurisdictions implementing laws which (among other things): limit deductibility of interest payments; expand the scope of permanent establishments (thereby extending the scope of jurisdictions’ taxing rights); counteract hybrid mismatch arrangements and strengthen ‘Controlled Foreign Company’ rules. Legislation introduced in relation to hybrid mismatches came into effect on January 1, 2017, and legislation to restrict tax deductions for interest expenses of large groups was brought into effect from April 1, 2017.
In addition, domestic law implementation of BEPS has resulted in taxpayers and/or their advisers and intermediaries being required to engage in discussions and disclose information to tax authorities regarding their tax affairs and transactions. Accordingly, Aspen Group may be required to enter into discussions with and provide information to tax authorities which may require the disclosure of transactions and operations of the Aspen Group, in addition to obligations under the related information reporting measures (including E.U. and other mandatory disclosure regimes, such as Council Directive 2014/107/EU of 9 December 2014 and Council Directive 2018/822 EU of 25 May 2018) (commonly known as “DAC 6”).
The impact of these changes to U.K. tax law in response to the BEPS Reports is still playing out, and it is expected that further reforms will be made in response to the proposed extensions of BEPS (i.e. BEPS: Pillar One and Two, commonly known as “BEPS 2.0” (referred to in further detail below)), BEPS and BEPS 2.0 (if implemented) may have a material adverse effect on our intra-group arrangements, our operations, and our results.
At the end of the Brexit transition period on December 31, 2020, obligations requiring the U.K. to implement DAC 6 fell away and temporary legislation (effective December 31, 2020) was published, narrowing the scope of the U.K.’s DAC 6 regulations. On November 30, 2021, HMRC published draft regulations (to replace the U.K.’s DAC 6) in line with the OECD’s mandatory disclosure rules (“MDR”). The draft regulations (which are expected to take effect in 2022) require taxpayers and intermediaries to disclose information regarding certain types of common reporting standard (“CRS”) avoidant arrangements and opaque offshore structures to HMRC. Under the draft regulations, the Company or its advisors or intermediaries may be required to make certain disclosures to HMRC regarding its arrangements and structure. The regulations are currently in draft form and are therefore subject to change.
Legislation restricting the amount of U.K. profit in any particular accounting period that can be offset by historical tax losses was brought into effect from April 1, 2017. Should utilization of any tax losses be delayed or restricted as a result of this legislation, this could have a material adverse effect on our results.
The U.K. diverted profits tax (“DPT”) is separate from U.K. corporation tax and is charged at a higher rate of 25%. The rate of DPT will increase from 25% to 31% from April 1, 2023. The DPT is an anti-avoidance measure aimed at protecting the U.K. tax base against the artificial diversion of profits that are being earned by activities carried out in the U.K. but which are not otherwise being taxed in the U.K., in particular as a result of arrangements amongst companies in the same multinational group.  The U.K.’s network of double tax treaties does not offer protection from a DPT charge. In the event that the rules apply to certain arrangements, then upfront payment of HMRC’s estimate of the deemed tax liability may be required. If any of our U.K. or non-U.K. companies is liable for DPT as a result of intra-group arrangements, this could have a material adverse effect on our results.
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
The Tax Cuts and Jobs Act of 2017 (the “2017 Act”) includes certain provisions intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States but have certain U.S. connections, and U.S. persons investing in such companies.  For example, the 2017 Act introduced the base erosion and anti-abuse tax (the “BEAT”), which could make affiliate reinsurance between U.S. and non-U.S. members of the Aspen Group economically unfeasible. As discussed in more detail below, the 2017 Act also revised certain rules applicable to passive foreign investment companies (“PFICs”) and controlled foreign corporations (“CFCs”).  The U.S. Treasury Department and the IRS continue to issue guidance under the 2017 Act, and any such guidance may have an adverse impact on our business, shareholders and results of operations. In addition, it is possible that over time the BEAT, and the 2017 Act generally, may result in increased prices for certain reinsurance or insurance products and services, which could cause a decrease in demand for them. Further, it is possible that other legislation could be introduced and enacted by the current Congress or future Congresses, possibly with retroactive effect, that could have an adverse impact on us or our shareholders. These recent and potential future changes in law could materially adversely affect our business, access to capital, financial condition and results of operations.
U.S. persons who hold 10% or more of the total voting power or value of our shares may be subject to U.S. federal income taxation on our undistributed earnings.
In general, a “10% U.S. Shareholder” (as defined below) of a non-U.S. corporation that is a CFC at any time during a taxable year must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income” and “tested income” (with various adjustments) with respect to any shares that such 10% U.S. Shareholder owns in such non-U.S. corporation (directly or indirectly through certain entities) on the last day in the non-U.S. corporation’s taxable year on which it is a CFC, even if the subpart F income or tested income is not distributed. A “10% U.S. Shareholder” generally is a U.S. person that owns (directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of section 958(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (i.e., “constructively”)) at least 10% of the total combined voting power or value of all classes of stock of a non-U.S. corporation. “Subpart F income” of a CFC generally includes “foreign personal holding company income” (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income), and tested income is generally any income of the CFC other than subpart F income and certain other categories of income. An entity treated as a foreign corporation for U.S. federal income tax purposes generally is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through non-U.S. entities or constructively), in the aggregate, more than 50% of the total combined voting power of all classes of voting stock of that non-U.S. corporation or more than 50% of the total value of all stock of that non-U.S. corporation. However, for the purposes of taking into account insurance income, these 50% thresholds are generally reduced to 25%.
Whether Aspen Holdings is a CFC for a taxable year will depend upon facts regarding our direct and indirect shareholders, about which we have limited information. Accordingly, no assurance can be provided that Aspen Holdings will not be a CFC. Further, regardless of whether Aspen Holdings is a CFC, most or all of our non-U.S. subsidiaries are generally treated as CFCs by reason of certain changes in the constructive ownership rules under the 2017 Act that resulted in our U.S. subsidiaries generally being treated as constructively owning the stock of our non-U.S. subsidiaries. Accordingly, any 10% U.S. Shareholders of Aspen Holdings may be required to include in gross income for U.S. federal income tax purposes for each taxable year their pro rata shares of all or a portion of the subpart F income and tested income generated by our non-U.S. companies (with various adjustments), regardless of whether any distributions are made to them. Any such 10% U.S. Shareholders should consult their own tax advisors regarding the application of these rules to them.
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
We believe that each our non-U.S. Operating Subsidiaries and each of Peregrine and APJ Jersey is a RPII CFC. Nonetheless, we expect that each such company will qualify for one or both of the ownership exception and the de minimis exception in the current taxable year and for the foreseeable future. However, the RPII provisions have never been interpreted by the courts, and regulations interpreting the RPII provisions exist only in proposed form. Certain recently issued proposed regulations would also expand the scope of RPII to potentially include all the insurance income any of our non-U.S. Operating Subsidiaries, Peregrine, or APJ Jersey earn from reinsuring affiliates if it is majority owned (directly, indirectly or by application of certain constructive ownership rules) by U.S. persons. It is not certain whether any of these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of the RPII rules by the IRS, the courts, or otherwise, might have retroactive effect. The U.S. Treasury Department has authority to impose, among other things, additional reporting requirements with respect to RPII. Accordingly, the meaning of the RPII provisions and the application thereof to us is uncertain. Further, the applicability of the ownership and de minimis exceptions and the RPII rules more generally depends upon facts regarding our direct and indirect shareholders and insureds, about which we have limited information. Accordingly, no assurances can be provided that any of our companies will satisfy either exception. Moreover, to the extent the exceptions do not apply, we may be unable to correctly determine the amount of RPII that any U.S. RPII Shareholder is required to take into account.
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
Generally, a non-U.S. corporation will be a QIC for a taxable year if it would be taxable as an insurance company if it were a U.S. corporation and its applicable insurance liabilities constitute more than 25% of its total assets for a taxable year. Further, under recently proposed regulations (the “2021 Proposed Regulations”), a QIC is engaged in the “active conduct” of an insurance business only if it satisfies either a “factual requirements test” or an “active conduct percentage test.” The factual requirements test requires that the officers and employees of the QIC carry out substantial managerial and operational activities on a regular and continuous basis with respect to its core functions and that they perform virtually all of the active decision-making functions relevant to underwriting functions. The active conduct percentage test generally requires that (i) the total costs incurred by the QIC with respect to its officers and employees for services rendered with respect to its core functions (other than investment activities) equal or exceed 50% of the total costs incurred by the QIC with respect to its officers and employees and any other person or entities for services rendered with respect to its core functions (other than investment activities) and (ii) to the extent the QIC outsources any part of its core functions to unrelated entities, officers and employees of the QIC with experience and relevant expertise must select and supervise the person that performs the outsourced functions, establish objectives for performance of the outsourced functions and prescribe rigorous guidelines relating to the outsourced functions which are routinely evaluated and updated. Under certain exceptions, however, a QIC that has no or only a nominal number of employees or that is a vehicle that has the effect of securitizing or collateralizing insurance risks underwritten by other insurance or reinsurance companies or is an insurance linked securities fund that invests in securitization vehicles generally is deemed not engaged in the active conduct of an insurance business. The officers and employees of certain related entities generally may be taken into account for these purposes, provided that the QIC exercises regular oversight and supervision over the services performed by the related entity’s officers and employees. The 2021 Proposed Regulations will not be effective unless and until adopted in final form, but taxpayers may rely on them for taxable years beginning after December 31, 2017 if they are consistently followed.
We believe that, based on the implementation of our current business plan and the application of the insurance exception, our non-U.S. insurance subsidiaries should be considered QICs engaged in the active conduct of an insurance business under one or both of the “factual requirements test” or the “active conduct percentage test,” our U.S. insurance subsidiaries should be considered QDICs and none of the income or assets of such insurance subsidiaries should be treated as passive. As a result, based on the application of the look-through rule, we believe that Aspen Holdings should not be characterized as a PFIC for the current year or the foreseeable future. However, because of legal uncertainties with respect to the interpretation of the PFIC rules and whether the 2021 Proposed Regulations will be adopted as final regulations in their current form, and factual uncertainties with respect to our planned operations, there is a risk that Aspen Holdings will be characterized as a PFIC in one or more years. If Aspen Holdings is considered a PFIC, it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation. Prospective investors should consult their tax advisors as to the effects of the PFIC rules on an investment in our shares.
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
The OECD has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. In the OECD’s progress report dated April 2, 2009, Bermuda was designated as an OECD “White List” jurisdiction that has substantially implemented the internationally agreed tax standards. The standards for the OECD compliance are to have at least 12 signed Tax Information Exchange Agreements (“TIEAs”) with other OECD members or non-OECD members. Bermuda has signed approximately 41 TIEAs, which exceeds the requisite amount and demonstrates Bermuda’s commitment to preserve the standards. In April 2016, Bermuda agreed to participate in the Tax Sharing requirements for CBCR.

Bermuda remains committed to tax transparency, which is evidenced by adopting economic substance legislation, which has been deemed compliant by the E.U. and was designed to implement the work of the Forum on Harmful Tax Practices under Action 5 of the OECD's BEPS Reports. Any changes in the tax law of an OECD member state or in response to a change in E.U. policies could subject us to additional taxes, and we are unable to predict at this time whether it would have a material adverse impact on our operations and results.
The OECD’s initiative to limit harmful tax competition may result in higher taxation and increased complexity, burden and cost of compliance.

On June 21, 2016, the E.U.’s ministers of Finance and Economic Affairs unanimously approved the Anti-Tax Avoidance Directive to harmonize potential BEPS changes in the E.U. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. We expect that countries may change their tax laws in response to this project, and several countries have already changed or proposed changes to their tax laws. Council Directive (EU) 2017/952 of 29 May 2017 amending Council Directive (EU) 2016/1164 (commonly known as “ATAD II”) was introduced (with effect from 1 January 2022) to prevent hybrid mismatches giving rise to a double deduction or to a deduction without taxation in different tax jurisdictions. In certain cases, taxpayers may be denied the right to recognize tax deductible costs on payments subject to a double deduction. On December 22, 2021, the E.U. published the draft Anti-Tax Avoidance Directive III (“ATAD III”) designed to impose new minimum substance rules to prevent the misuse of shell entities for improper tax purposes. ATAD III proposes to introduce reporting requirements for certain E.U. tax resident companies with mobile and/or passive income (such as interest, dividends and royalty income) that have inadequate economic substance (as prescribed under ATAD III). If an entity fails to meet these substance requirements, it will be denied benefits under double tax treaties and various E.U. directives. As currently drafted, E.U. member states will need to implement the proposed measures, once adopted, by June 30, 2023. ATAD III is currently in draft form and is subject to public consultation. The details of these rules are therefore subject to change.

On May 31, 2019, the OECD published a “Programme of Work” designed to address the tax challenges created by an increasingly digitalized economy. The Programme was divided into two pillars. Pillar One addresses the broader challenge of a digitalized economy and focuses on the allocation of group profits among taxing jurisdictions based on a market based concept rather than historical “permanent establishment” concepts. Pillar Two addresses the remaining BEPS risk of profit shifting to entities in low tax jurisdictions by introducing a global minimum tax and a tax on potentially base eroding payments.

The OECD published detailed blueprints of its proposals on October 14, 2020 and public consultations were held virtually in January 2021. A meeting of the Inclusive Framework was held on January 27-28, 2021. On October 8, 2021, the OECD announced that a global deal to ensure a minimum tax rate of 15% for large multinational companies , and measures to prevent tax avoidance, has been agreed by 136 countries. The effect of the minimum tax rate will be to allow home governments to ‘top up’ the taxes paid in a particular country to the extent those taxes are below 15%, eliminating the advantage of shifting profits. Additionally, it is proposed that countries where revenues are earned will be able to tax 25% of the largest multinationals’ so-called excess profit - defined as profit in excess of 10% of revenue. These changes are currently scheduled to take effect by 2023, and the extent to which these changes are enacted into the laws of the various countries will become evident in the interim. Changes to tax laws and additional reporting requirements could increase the complexity, burden and cost of doing business with our Bermuda companies and/or subject our Bermuda companies to increased tax and compliance burdens.
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
On February 15, 2019, following receipt of regulatory approvals, the Company’s publicly traded ordinary shares were acquired by Highlands Bermuda Holdco, Ltd. (formerly known as Highlands Holdings, Ltd.) (“Parent”), a Bermuda exempted company, and an affiliate of certain investment funds managed by affiliates of Apollo Global Management, Inc., a leading global investment manager (collectively with its subsidiaries, “Apollo”). As a result of the acquisition, the Company’s ordinary shares are no longer traded on the New York Stock Exchange (“NYSE”). The Company’s preference shares and depositary shares continue to be listed on the NYSE under the following symbols: AHL PRC, AHL PRD and AHL PRE. For information on the preference shares and the depositary shares, refer to Item 18, Note 12 of our consolidated financial statements, “Capital Structure.”

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

B. Business Overview

We are a Bermuda-based holding company, whose principal business is marketing and underwriting specialty insurance and reinsurance on a global basis. Our business is comprised of: (i) underwriting operations, which includes our risk-bearing insurance and reinsurance operations; (ii) investing activities, which are primarily related to and support our underwriting operations; and (iii) our ACM operations, which earn management and performance fees from the Company and other third-party investors primarily through the management of insurance linked securities (“ILS”) funds and other offerings. We manage our underwriting operations as two distinct business segments, Aspen Insurance and Aspen Reinsurance (“Aspen Re”), to enhance and better serve our global customer base. Financial data relating to our two business segments is included in Item 5, “Operating and Financial Review and Prospects” and in Item 18, Note 3 of our consolidated financial statements, “Segment Reporting.”
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
Our reinsurance business is sourced principally through brokers and reinsurance intermediaries, with whom we aim to maintain strong relationships, having become a valued risk management partner to the leading insurers with whom we do business. We write various excess of loss contracts and proportional treaties through Aspen Bermuda, a Class 4 insurer incorporated under the laws of Bermuda, and licensed under the Insurance Act of 1978 of Bermuda, as amended (the “Insurance Act”). Aspen Bermuda maintains branch offices in Switzerland and Singapore. The excess of loss contracts are principally property catastrophe policies reinsuring non-affiliated insurers located mainly in the United States, Europe, and Asia Pacific. The proportional treaties principally cover property risks reinsuring non-affiliated insurers located in the United States, Europe, and Asia Pacific. We write property catastrophe, property, casualty and specialty reinsurance business through Aspen U.K. and its branches in Canada, Singapore, and Australia, as well as through Aspen Bermuda and its branches in Singapore and Switzerland. Syndicate 4711 is managed by AMAL and AUL is the corporate member. We also access Lloyd’s Brussels through Lloyd’s Insurance Company, S.A. stamp 5383. Since 2017, AAIC also underwrote crop reinsurance business in the United States through a strategic partnership with CGB Diversified Services, Inc. (“CGB DS”). On December 14, 2020, we

sold our ownership interest in the strategic partnership. The sale has resulted in a material diminution of our U.S. agricultural business in 2021.

Aspen Insurance

Our insurance segment offers a variety of insurance products consisting of (i) first party and specialty insurance, (ii) casualty and liability insurance, and (iii) and financial and professional lines insurance. In our insurance segment, these products are written in the London Market primarily by Aspen U.K. and via the Lloyd’s platform and, in the United States, by AAIC and Aspen Specialty (on an admitted and excess and surplus lines basis, respectively). We also write casualty and financial and professional lines business through Aspen Bermuda and financial and professional lines business in the Asia Pacific region through Aspen Singapore Pte. Ltd. (“Aspen Singapore”), which binds business for Syndicate 4711.

Investments

Our investment operations seek to deliver stable investment income and total return through all market cycles while maintaining appropriate portfolio liquidity and credit quality to meet the requirements of our customers, rating agencies and regulators. Income from our investment operations is included in corporate and other income and expense.

Aspen Capital Markets
We participate in the alternative reinsurance market through ACM, which focuses on developing alternative reinsurance structures and products to leverage the Company’s existing underwriting franchise and increase its operational flexibility in the capital markets. ACM provides investors direct access to the Company’s underwriting and analytical expertise and earns management and performance fees from the Company and other third-party investors primarily through the management of ILS funds and other offerings. It operates two distinct strategies, namely, building insurance risk portfolios tailored to investor objectives through managed funds such as Aspen Cat Fund Limited, and structuring and placing a defined Aspen portfolio aligned with capital markets investors through the use of sidecars, including Peregrine Reinsurance Ltd. (“Peregrine”), a special purpose insurer. For more information on Peregrine, see “Regulatory Matters - Bermuda - Peregrine” below.
Aspen recognized the synergies between ACM and its Outwards Reinsurance teams – combining the two into Aspen Capital Partners. This move allows us to further enable our trading partners to access the full breadth of Aspen’s capabilities, including risk sourcing, underwriting, modelling, actuarial and claims.
Income from ACM’s activities is primarily allocated to the line of business being ceded within Aspen’s current two segments, Aspen Re and Aspen Insurance, and serves to reduce acquisition expenses for that business. While ACM has historically focused on property catastrophe business, in recent years, it has expanded to provide capacity for property insurance and reinsurance, specialty reinsurance and casualty insurance and reinsurance.
Business Segments
We have determined our reportable segments, Aspen Re (“Reinsurance”) and Aspen Insurance (“Insurance”), by taking into account the manner in which management makes operating decisions and assesses operating performance. Profit or loss for each of the business segments is measured by underwriting income or loss. Underwriting profit is the excess of net earned premiums over the sum of losses and loss expenses, amortization of deferred policy acquisition costs and general and administrative expenses. Underwriting income or loss provides a basis for management to evaluate the segment’s underwriting performance.

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
We provide additional disclosures for corporate and other (non-operating) income and expenses. Corporate and other income and expenses include net investment income, net realized and unrealized investment gains or losses, expenses associated with managing the Aspen Group, certain strategic and other costs, changes in fair value of derivatives or loan notes issued by variable interest entities, interest expenses, net realized and unrealized foreign exchange gains or losses, and income taxes, which are not allocated to the business segments. Corporate expenses are not allocated to our business segments as they typically do not fluctuate with the levels of premiums written and are not directly related to our segment operations. We do not allocate our assets by business segment as we evaluate underwriting results of each business segment separately from the results of our investment portfolio. Segment profit or loss for each of our business segments is measured by underwriting income or loss. We identified immaterial errors which resulted in the revision of the 2020 values in the tables below. Refer to Item 18, Note 26 of our consolidated financial statements, “Correction of Immaterial Errors” for more information.
The table below sets forth the gross written premiums by business segment for the twelve months ended December 31, 2021, 2020 and 2019:

	Twelve Months Ended December 31, 2021		Twelve Months Ended December 31, 2020		Twelve Months Ended December 31, 2019
Business Segment	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total
	($ in millions, except for percentages)
Reinsurance	$1,597.0	40.5%	$1,656.4	44.8%	$1,485.5	43.2%
Insurance	2,341.4	59.5	2,042.1	55.2	1,956.9	56.8
Total	$3,938.4	100.0%	$3,698.5	100.0%	$3,442.4	100.0%

For a review of our results by business segment, refer to Item 5, “Operating and Financial Review and Prospects” and Item 18, Note 3 of our consolidated financial statements, “Segment Reporting”.
Reinsurance
The reinsurance business we write can be analyzed by geographic region, reflecting the location of the reinsured risks, as set forth in the table below for the twelve months ended December 31, 2021, 2020 and 2019:

	Twelve Months Ended December 31, 2021		Twelve Months Ended December 31, 2020		Twelve Months Ended December 31, 2019
Reinsurance	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total
	($ in millions, except for percentages)
Australia/Asia	$185.8	11.6%	$180.0	10.9%	$139.5	9.4%
Caribbean	4.6	0.3	3.4	0.2	5.2	0.4
Europe (excluding U.K.)	79.0	4.9	73.5	4.4	69.2	4.7
United Kingdom	18.6	1.2	4.9	0.3	15.1	1.0
United States & Canada (1)	724.0	45.3	871.0	52.6	770.3	51.8
Worldwide excluding United States (2)	28.8	1.8	21.7	1.3	21.0	1.4
Worldwide including United States (3)	499.0	31.3	425.0	25.7	371.8	25.0
Others	57.2	3.6	76.9	4.6	93.4	6.3
Total	$1,597.0	100.0%	$1,656.4	100.0%	$1,485.5	100.0%
_______________
(1)    “United States and Canada” consists of individual policies that insure risks specifically in the United States and/or Canada, but not elsewhere. In December 2020 we sold our interest in the strategic partnership with CGB Diversified Services, Inc. (“CGB DS”). 2020 includes gross written premium of $334.8 million related to CGB DS; (2019 —$312.5 million. For more information on CGB DS, refer to “— Specialty Reinsurance” below.
(2)    “Worldwide excluding the United States” consists of individual policies that insure risks wherever they may be across the world but specifically excludes the United States.
(3)    “Worldwide including the United States” consists of individual policies that insure risks wherever they may be across the world but specifically includes the United States.

Aspen Re’s gross written premiums by principal line of business were as follows for the twelve months ended December 31, 2021, 2020 and 2019:

	Twelve Months Ended December 31, 2021		Twelve Months Ended December 31, 2020		Twelve Months Ended December 31, 2019
Reinsurance	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total
	($ in millions, except for percentages)
Property catastrophe reinsurance	$376.5	23.6%	$311.8	18.8%	$249.6	16.8%
Other property reinsurance	473.6	29.6	399.6	24.1	356.9	24.0
Casualty reinsurance	445.5	27.9	390.5	23.6	294.7	19.8
Specialty reinsurance (1)	301.4	18.9	554.5	33.5	584.3	39.4
Total	$1,597.0	100.0%	$1,656.4	100.0%	$1,485.5	100.0%
 `1
_______________
(1)    2020 includes gross written premium of $334.8 million related to CGB DS; (2019 —$312.5 million).
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
Specialty Reinsurance: Specialty reinsurance is written on an excess of loss and proportional basis and consisted of credit and surety reinsurance, agriculture reinsurance, mortgage reinsurance and insurance, marine, aviation, terrorism, engineering, cyber and other specialty lines. Our credit and surety reinsurance business consists of trade credit, surety (mainly European, Japanese and Latin American risks) and mortgage reinsurance and insurance and political risks. In 2019, we ceased writing credit and surety reinsurance and sold our renewal rights to that book of business to a third party. The mortgage reinsurance and insurance on political risks was not included in the transaction and we continue to underwrite this coverage. Our specialty agricultural reinsurance business covered crop and multi-peril business. Other specialty lines include reinsurance treaties and some insurance policies covering policyholders’ interests in marine, energy, aviation liability, space, contingency, terrorism, engineering, nuclear and personal accident.
In 2020 and prior, specialty reinsurance included U.S. crop insurance business written on a reinsurance basis through our strategic partnership with CGB DS via Crop Re Services LLC (“Crop Re”), a Delaware limited liability company responsible for directing the placement of reinsurance on behalf of CGB DS and CGB Insurance Company (“CGBIC”), an Indiana insurance company affiliate of CGB DS and an RMA licensed crop insurer. In September 2020, we received notice from CGB DS that its controlling parent entered into a definitive agreement for the sale of CGB DS to a third party. The sale of CGB DS triggered an option for CGB DS to purchase Aspen’s 23.2% ownership interest in Crop Re. CGB DS exercised this right and purchased Aspen’s interest in Crop Re on December 14, 2020 (the “CGB Sale”). The CGB Sale resulted in a material diminution of our U.S. agricultural business in 2021, although we continue to write a small amount of admitted primary U.S. crop insurance through AAIC. For more information on the CGB Sale, refer to Item 5 “Operating and Financial Review — Recent Developments — Sale of Ownership Interest in Crop Re.”

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

Insurance
The insurance business we write can be analyzed by geographic region, reflecting the location of the insured risk, as set forth in the table below for the twelve months ended December 31, 2021, 2020 and 2019:

	Twelve Months Ended December 31, 2021		Twelve Months Ended December 31, 2020		Twelve Months Ended December 31, 2019
Insurance	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total
	($ in millions, except for percentages)
Australia/Asia	$90.0	3.8%	$71.2	3.5%	$76.4	3.9%
Caribbean	8.3	0.4	2.5	0.1	4.1	0.2
Europe (excluding U.K.)	61.6	2.6	59.5	2.9	13.6	0.7
United Kingdom	374.6	16.0	233.1	11.4	280.6	14.3
United States & Canada (1)	1,577.9	67.4	1,371.9	67.2	1,233.6	63.1
Worldwide excluding United States (2)	2.7	0.1	1.4	0.1	42.0	2.1
Worldwide including United States (3)	93.1	4.0	208.4	10.2	243.1	12.4
Others	133.2	5.7	94.1	4.6	63.5	3.3
Total	$2,341.4	100.0%	$2,042.1	100.0%	$1,956.9	100.0%
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

Our gross written premiums by our principal line of business within our insurance segment were as follows for the twelve months ended December 31, 2021, 2020 and 2019:

	Twelve Months Ended December 31, 2021		Twelve Months Ended December 31, 2020		Twelve Months Ended December 31, 2019
Insurance(1)	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total
	($ in millions, except for percentages)
Casualty and liability insurance	$615.4	26.3%	$513.1	25.1%	$475.6	24.3%
First party and specialty insurance	807.9	34.5	846.0	41.4	874.1	44.7
Financial and professional lines insurance	907.6	38.8	683.0	33.5	607.2	31.0
Carbon Syndicate (2)	10.5	0.4	—	—	—	—
Total	$2,341.4	100.0%	$2,042.1	100.0%	$1,956.9	100.0%
___________
(1) Effective January 1, 2021, the insurance segment restructured its principal lines of business due to changes in management structures. The prior periods have been re-presented to ensure consistency of information.
(2) Relates to gross written premium written by Aspen Underwriting Limited via Carbon Syndicate 4747.

 First Party and Specialty Insurance: Our first party and specialty insurance line consists of U.S. and U.K. commercial property, specie, inland and ocean marine, marine and energy liability, onshore energy physical damage, offshore energy physical damage, credit and political risks, crisis management, accident and health and surety risks written on a primary, excess, quota share, program and facultative basis.
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
Marine and Energy Liability: In February 2020, we made the decision to cease writing marine and energy liability business and the business was put into runoff. Prior to that, the marine and energy liability business was based in the U.K. and included marine liability cover mainly related to the liabilities of ship-owners and port operators, including reinsurance of Protection and Indemnity Clubs. It also provided liability cover globally (including the U.S.) for companies in the oil and gas sector, both onshore and offshore and in the power generation sector. This class also included commercial construction liability for U.S. companies in the oil and gas sector, which is now being written under our global excess casualty line.
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
Crisis Management: The Crisis Management team writes insurance designed to protect individuals and corporations operating in high-risk areas around the world, including covering the shipping industry’s exposure to acts of piracy. It also writes terrorism and political violence insurance, providing coverage for damage to property (largely fixed assets such as buildings) resulting from acts of terrorism, strikes, riots, civil commotion or political violence. This book is written on a global basis, although capacity is selectively deployed. In December 2020, we sold the renewal rights to our U.S. food and beverage product recall business to a third party.
Accident and Health: In March 2020, we made the decision to exit our global accident and health line of business and began winding down the business. Prior to that, the global accident and health team focused on insurance and reinsurance products which help protect individuals, groups and companies from the consequences of accidental death or disability whether resulting from accident or sickness. This included single or multi-person losses as well as major catastrophic events such as air crashes, earthquakes or terrorist attacks. Coverage written included whole account treaty and facultative reinsurance protection for insurance companies.
Surety Risks: In July 2020, we sold our renewal rights to our surety insurance book of business to a third party and executed a loss portfolio transfer transaction for the transfer of prior-year liabilities. Pursuant to the terms of the sale transaction, we currently continue to underwrite only a small portion of surety business on a fronted basis to the purchaser in the transaction, which is subject to a 100% quota share reinsurance agreement back to the purchaser.

Casualty and Liability Insurance: Our casualty and liability line consists of commercial liability, U.S. primary casualty, excess casualty, environmental liability and railroad liability, written on a primary, excess, quota share, program and facultative basis.
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
Financial and Professional Lines Insurance: Our financial and professional lines consists of financial and corporate risks, professional liability, management liability, and cyber liability, written on a primary, excess, quota share, program and facultative basis.
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
On a significant portion of our insurance contracts across all our sub-segments, we are obligated to offer terrorism coverage under TRIA. Wherever possible, we exclude coverage protection against nuclear, biological, chemical or radiological (“NBCR”) attacks. However, certain U.S. states (notably New York and Florida) prohibit admitted insurance companies, such as AAIC, from fully excluding such perils, resulting in some level of exposures to NBCR as well as fire following such events. We would expect to benefit from the protection of TRIA and the over-arching $100 billion industry loss cap (subject to the relevant deductible and co-retention).
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
•engage in peer reviews for more complex risk by several underwriters and input from catastrophe risk management specialists, our team of actuaries and senior management; and
•refer risks outside of agreed underwriting authority limits to the Group Underwriting Committee or relevant entity executive or board of directors as exceptions for approval before we accept the risks.
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
With respect to natural perils coverage, we buy protections that cover both our insurance and reinsurance lines of business through a variety of products, including, but not limited to, excess of loss reinsurance, facultative reinsurance, aggregate covers, whole account covers and collateralized products which can be on either an indemnity or an index linked basis. For example, we may purchase industry loss warranty reinsurance which provides retrocessional coverage when insurance industry losses for a defined event exceed a certain level. We expect the type and level of coverage that we purchase will vary over time, reflecting our view of the changing dynamics of the underlying exposure and the reinsurance markets.  We manage our risk by seeking to limit the amount of exposure assumed from any one reinsured and the amount of the aggregate exposure to catastrophe losses from a single event in any one geographical zone. Additionally, Aspen Re continues to purchase quota share and retrocessional reinsurance protection for a range of international perils and worldwide catastrophe losses through ACM and other collateralized reinsurance arrangements.
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
The Company and certain of its subsidiaries entered into an adverse development cover reinsurance agreement with a subsidiary of Enstar Group Limited (“Enstar”), dated as of March 2, 2020 (“the Original Agreement”), pursuant to which Enstar's subsidiary reinsured losses incurred on or prior to December 31, 2019. Enstar’s subsidiary provided $770 million of cover in excess of $3.805 billion retention up to an aggregate limit of $4.575 billion, and an additional $250 million of cover in excess of $4.815 billion. The consideration under the Original Agreement was $770.0 million plus interest at 3.75% per annum, compounding daily, from the effective date of January 1, 2020 to the closing date.
On January 10, 2022, the Company and certain of its subsidiaries (“Aspen”) entered into an Amended and Restated Reinsurance Agreement with a subsidiary of Enstar (the “Agreement”), which amends and restates the Original Agreement, previously entered into between the parties. Under the terms of the Agreement, Enstar’s subsidiary will reinsure net losses incurred on or prior to December 31, 2019 on Aspen’s diverse mix of property, liability and specialty lines across the U.S., U.K. and other jurisdictions (the “Subject Business”) having net loss reserves of $3.12 billion as of September 30, 2021. The Agreement provides for a limit of $3.57 billion in consideration for a premium of $3.16 billion. The amount of net loss reserves ceded, as well as the premium and limit amounts provided under the Agreement, will be adjusted for claims paid between October 1, 2021 and the closing date of the transaction. The premium includes $770.0 million of premium previously paid with respect to reserves ceded under the Original Agreement, which will continue to be held in trust accounts to secure the Enstar subsidiary’s obligations under the Agreement. The incremental new premium will initially be held in funds withheld accounts maintained by Aspen but will be released to the trust accounts maintained by the Enstar subsidiary no later than September 30, 2025. The funds withheld by Aspen will be credited with interest at an annual rate of 1.75% plus, for periods after October 1, 2022, an additional amount equal to 50% of the amount by which the total return on the investments and cash and cash equivalents of the Company and its subsidiaries exceeds 1.75%. Under the Agreement, the Enstar subsidiary will assume claims control of the Subject Business upon closing and entrance into an administrative services agreement.
The Agreement includes customary representations and warranties, indemnification obligations, covenants and termination rights of the parties. Completion of the transaction is subject to regulatory approvals and satisfaction of various other closing conditions. The transaction is expected to close in the first half of 2022. If the transaction cannot be completed, the Original Agreement would remain in effect.
The Agreement is a disclosable subsequent event but did not impact the 2021 financial result. For subsequent events, refer to Item 18, Note 25 of our consolidated financial statements, “Subsequent Events.”
Risk Management
We have a comprehensive risk management framework that defines the corporate risk appetite, risk strategy and the policies in place to monitor, manage and mitigate the risk inherent in our business.  Our risk management framework covers all risks in our risk universe, on a current and forward-looking basis, and is implemented in a consistent manner across the Aspen Group. It is the basis through which we protect our franchise value and seek to enable sustained profitable growth. Below is a summary of our current corporate governance bodies and risk management strategy:
Risk Governance
Board of Directors.  The Company’s Board of Directors (the “Board”) considers effective identification, measurement, monitoring, management and reporting of the risks facing our business to be key elements of its responsibilities and those of the Group Chief Executive Officer and management. Matters relating to risk management that are reserved for the Board include approval of the internal controls and risk management framework and any changes to the Aspen Group’s risk appetite statement and key risk limits. The Risk Committee of the Board also receives reports at each scheduled meeting covering risk management processes including the design, operation, use and limitations of the internal model. The internal model is an economic capital model which has been developed internally for use in certain business decision-making processes, the assessment of risk-based capital requirements and for various regulatory purposes. As a result of these arrangements and processes, the Board, assisted by management and the various standing committees of the Board (the “Board Committees”), is able to exercise effective oversight of the operation of the risk management strategy described in “— Risk Management Strategy” below.
Board Committees.  The Board delegates oversight of the management of certain key risks to its Risk, Audit, and Conflicts Committees. The Audit and Conflicts Committees are comprised entirely of independent directors and the chairs of the Board Committees report regularly to the Board on the committees’ discussions.
Risk Committee:  The Risk Committee assists the Board in its oversight of the framework that governs risk management and solvency assessment practices group-wide as articulated in the Board approved Group Risk Policy. This specifically includes oversight of processes undertaken by management to identify, evaluate and mitigate the material risks to the Group’s strategic objectives, as well as monitoring adherence to the Board approved Risk Appetite Framework, solvency indicators, risk tolerance criteria, and key risk limits.
Audit Committee:  The Audit Committee is primarily responsible for assisting the Board in its oversight of the integrity of the financial statements. The Audit Committee is also responsible for reviewing the adequacy and effectiveness of the Company’s internal controls, including the accounting and financial reporting process of the Company and audits of the

Company’s financial statements, and oversight of both internal and external auditors. In addition, the Audit Committee oversees the Company’s compliance with applicable laws and regulations.
Conflicts Committee: The Conflicts Committee reviews certain material transactions between Aspen Holdings and/or its subsidiaries and Apollo or its non-Aspen affiliates that may present a conflict of interest.
Management Committees: The Group Chief Executive Officer maintains an executive committee (the “Group Executive Committee”), which is the primary executive committee of the Company. It is comprised of global heads of key functions and other key business leads and is responsible for advising the Group Chief Executive Officer and assisting in the execution of his responsibilities to the Board, including with respect to matters relating to the overall strategy and conduct of the Aspen Group’s business.
There are various standing committees (the “Executive Management Committees”) of the Group Executive Committee, which have oversight of certain, business, operational and risk management processes and support the Group Executive Committee in the achievement of its objectives. As at December 31, 2021, these included:
Investment Committee:  The Investment Committee is primarily responsible for monitoring the Aspen Group’s investment risk and activities and setting overall investment policy, and ensuring that the Group Chief Risk Officer is kept informed of such matters.
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
Underwriting Committee:  The purpose of the Underwriting Committee is to assist the Group Chief Executive Officer in his oversight duties in respect of the management and control of overall underwriting risk.
Operations Committee: The purpose of the Operations Committee is to oversee the Aspen Group’s operational support functions to ensure that they are strategically aligned with each other and the business functions, in order to provide coordinated, efficient and cost-effective operational support to the execution of the Aspen Group’s strategic objectives.
 The governance framework of the Executive Management Committees was restructured in February 2022, in order to enhance and streamline the management, oversight and reporting of such business, operational and risk management processes.
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
Risk Components.  The main types of risks that we face are summarized as follows:
Insurance risk:  The risk that underwriting profits or losses vary from their expected amounts, including the risk that reserves established in respect of prior periods differ significantly from the level of reserves included in the Aspen Group’s financial statements.
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
Operational risk: The risk of loss resulting from inadequate or failed internal processes, personnel or systems, or from external events. This includes the risk of material misstatement in financial reporting and non-compliance with regulatory requirements.
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
We distinguish between “core” and “non-core” risks. Core risks comprise those risks which are inherent in the operation and value creation strategy of our business, including insurance risks in respect of our underwriting operations and market risks in respect of our investment activity. We actively seek core risks with a view to generating shareholder value but seek to manage the resulting volatility in our earnings and financial condition within the limits defined by our risk appetite. However, these core risks are intrinsically difficult to measure and manage and we may not, therefore, be successful in this respect. All other risks, including regulatory and operational risks, are classified as non-core. We seek, to the extent we regard as reasonably practicable and economically viable, to avoid or minimize our exposure to non-core risks.
Risk Limits Frameworks.  Aspen’s Risk Limit Framework translates the risk appetite objectives into measurable criteria. Limits provide primary control for Group-wide accumulated risk exposures and establishes the connections to business planning by placing constraints on risk taking decisions.
Limits are established for the most important drivers of risk at the Group level and express the maximum level of allowable exposure per risk driver. At the highest level, risk limits are approved by the Board of Directors. Monitoring of the Group position against these limits is included in regular reporting to the Board of Directors or one or more of the Board Committees.

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
The following tables show our gross written premiums by broker for each of our business segments for the twelve months ended December 31, 2021, 2020 and 2019:

	Twelve Months Ended December 31, 2021		Twelve Months Ended December 31, 2020		Twelve Months Ended December 31, 2019
Reinsurance	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total
	($ in millions, except for percentages)
Aon Corporation	$465.4	29.1%	$358.0	21.6%	$311.9	21.0%
Marsh & McLennan Companies, Inc.	449.8	28.2	358.7	21.7	301.5	20.3
Willis Group Holdings, Ltd.	282.7	17.7	283.4	17.1	278.7	18.8
Others (1)	399.1	25.0	656.3	39.6	593.4	39.9
Total	$1,597.0	100.0%	$1,656.4	100.0%	$1,485.5	100.0%
_______________
(1)    2020 includes gross written premium of $334.8 million related to CGB DS; (2019 —$312.5 million).

	Twelve Months Ended December 31, 2021		Twelve Months Ended December 31, 2020		Twelve Months Ended December 31, 2019
Insurance	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total (1)
	($ in millions, except for percentages)
Marsh & McLennan Companies, Inc.	$238.6	10.2%	$211.5	10.4%	$165.6	8.5%
Aon Corporation	215.8	9.2	226.7	11.1	147.7	7.5
Ryan Specialty	214.9	9.2	151.7	7.4	111.6	5.7
Brown & Brown Inc	131.5	5.6	122.1	6.0	124.9	6.4
Euclid	121.1	5.2	29.3	1.4	41.0	2.1
AmWINS Group Inc	105.7	4.5	74.6	3.7	71.4	3.6
Willis Group Holdings, Ltd.	94.6	4.0	103.1	5.0	76.1	3.9
CRC Swett	77.9	3.3	82.2	4.0	76.8	3.9
Arthur J Gallagher (UK) Limited	73.3	3.1	62.0	3.0	52.5	2.7
Coastal Insurance Underwriters, Inc	70.1	3.0	77.3	3.8	61.0	3.1
Lockton Inc	61.2	2.6	59.3	2.9	51.4	2.6
Health Plan Intermediaries Holdings	28.0	1.2	72.0	3.5	14.5	0.7
Others	908.7	38.9	$770.3	37.8	$962.3	49.3
Total	$2,341.4	100.0%	$2,042.1	100.0%	$1,956.9	100.0%

(1)    The 2019 prior period is re-presented to ensure consistency and replicate the current year breakdown for the addition of new material brokers.

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
•contributing to the underwriting process by collaborating with underwriting teams and senior management in terms of the evolution of policy language and endorsements and providing claim-specific feedback and education regarding claims activity; and
•contributing to the analysis and reporting of financial data and forecasts by collaborating with the finance and actuarial functions relating to the drivers of actual claim reserve developments and potential for financial exposures on known claims.
On those accounts where it is applicable and permitted, a team of in-house claims professionals oversees and regularly audits claims handled under outsourcing agreements and manages those large claims and coverage issues on referral as required under the terms of those agreements.
Senior management receives a regular report on the status of our reserves and settlement of claims. We recognize that fair interpretation of our reinsurance agreements and insurance policies with our customers, and timely payment of valid claims, are a valuable service to our clients and enhance our reputation. Under the terms of the LPT with Enstar, the Enstar subsidiary will assume claims control of the applicable business upon closing of the transaction and entrance into an administrative services agreement. The transaction will result in certain operational risks for the Company, including in respect of claims management. For a description of the risks, refer to Item 3, “Risk Factors — Risks Related to Our Business — We rely on the execution of internal processes to maintain our operations and the operational risks that are inherent to our business, including those resulting from fraud or employee errors or omissions, may result in financial losses” and for a description of the transaction, refer to Item 5, “Operating and Financial Review and Prospects — Operating Results — Strategic Initiatives”
Reserves
Under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and applicable insurance laws and regulations in the countries where we operate, we are required to establish loss reserves for the estimated unpaid portion of the ultimate liability for losses and loss expenses under the terms of our policies and agreements with our insured and reinsured customers. The process of estimating these reserves involves a considerable degree of judgment and, as of any given date, is inherently uncertain. For a full discussion regarding our loss and loss expenses reserving process, refer to Item 5, “Operating and Financial Review and Prospects — Critical Accounting Estimates — Reserving Approach” and, in connection with the risks associated therewith, Item 3D, “Risk Factors — Insurance Risks — Our financial condition and operating results may be adversely affected if actual claims exceed our loss reserves.”
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
As at December 31, 2021, we maintained a Group-Level management Investment Committee that establishes Group investment policy and guidelines and supervises our investment activity, in accordance with the investment plan, which includes the investment strategy, for the Company as determined by the Board. The Investment Committee regularly monitors our overall investment results and performance against our investment objectives and guidelines. These guidelines specify minimum criteria on the overall credit quality and liquidity characteristics of the portfolio, and include limitations on the size of certain holdings and restrictions on purchasing certain types of securities. The Investment Committee and other members of management review our investment performance and assess credit and market risk concentrations and exposures to issuers. We follow an investment strategy designed to emphasize the preservation of capital and provide sufficient liquidity for the prompt payment of claims.
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
For a further discussion on the risks related to competition in our industry, please refer to Item 3D, “Risk Factors — Strategic Risks — Competition and consolidation in the (re)insurance industry could reduce our growth and profitability.”
Ratings
Ratings by independent agencies are an important factor in establishing the competitive position of (re)insurance companies and are important to our ability to market and sell our products and services. Rating organizations continually review the financial positions of insurers, including us. As of the date of filing, the financial strength ratings of our Operating Subsidiaries were as follows:

Rating Agency	Rating	Rated Operating Subsidiary	Agency’s Rating Definition	Ranking of Rating

Standard & Poor’s Financial Services LLC (“S&P”)	A- (Strong - Stable outlook)	Aspen U.K., Aspen Bermuda, and AAIC*	Strong capacity to meet financial commitments but somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories	The ‘A’ grouping is the third highest of ten major rating categories.

A.M. Best	A (Excellent) (Stable)	Aspen U.K., Aspen Bermuda, Aspen Specialty and AAIC	An excellent ability to meet ongoing insurance obligations	The ‘A’ grouping is the second highest of seven major rating categories.
*Note that Aspen Specialty does not maintain its own rating from S&P.
These ratings reflect the respective opinions of S&P and A.M. Best regarding the ability of the relevant Operating Subsidiary to pay claims and are not evaluations directed to our investors or recommendations to buy, sell or hold our securities. These ratings are subject to periodic review by, and may be revised downward or revoked, at the sole discretion of, S&P and A.M. Best, respectively. Additionally, rating organizations may change their rating methodology, which could have a material impact on our financial strength ratings.

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

Regulatory Matters
General

The business of insurance and reinsurance is regulated in most countries, although the degree and type of regulation varies significantly from one jurisdiction to another. Compliance obligations are increasing in most jurisdictions as the focus on insurance regulatory controls has escalated in recent years, with particular emphasis on regulation of solvency, risk management and internal controls. The discussion below summarizes the material laws and regulations applicable to our Operating Subsidiaries and, where relevant, Peregrine. Our companies have met or exceeded the solvency margins and ratios applicable to them under relevant laws and regulations as at December 31, 2021.
Group Supervision

The Bermuda Monetary Authority (the “BMA”) acts as the group supervisor of the Aspen Group and has named Aspen Bermuda as the designated insurer. The Insurance Act and related group supervision regulations (collectively the “Group Supervision Regime”) set out provisions regarding group supervision and the responsibilities of the designated insurer.  The Group Supervision Regime is in addition to the regulation of the Company’s various Operating Subsidiaries in their local jurisdictions.
As the group supervisor, the BMA performs a number of functions including: (i) coordinating the gathering and dissemination of relevant or essential information for going concern or emergency situations; (ii) conducting ongoing supervisory reviews and assessments of the Aspen Group’s financial position and governance systems; (iii) assessing the Aspen Group’s position against the key areas of focus for the BMA, including compliance with the rules on solvency, corporate governance, risk management and internal control processes, as well as monitoring intra-group transactions; (iv) convening and conducting supervisory colleges with other supervisory authorities that have regulatory oversight of entities within the Aspen Group; and (v) coordinating any enforcement action that may need to be taken against the Aspen Group or any member of the Aspen Group. As the designated insurer, Aspen Bermuda is required to facilitate and maintain compliance by the Aspen Group with the Insurance Act and the Group Supervision Regime.
Annual and Quarterly Filings. On an annual basis, the Aspen Group is required to submit to the BMA: (i) a group statutory financial return; (ii) audited group financial statements including notes to the financial statements, in accordance with GAAP standards (“Group Financial Statements”); and (iii) a group capital and solvency return, which includes the Group Bermuda Solvency Capital Requirement (“BSCR”), a risk-based capital adequacy model, and associated schedules, including, amongst others, a Group Solvency Self-Assessment (“GSSA”), a Financial Condition Report (the “FCR”) and an opinion of a BMA approved Group Actuary on the economic balance sheet technical provisions. In addition, the Aspen Group files quarterly group financial returns with the BMA. The GSSA is a self-assessment of our risk and solvency requirements that allows the BMA to obtain our view of the capital resources required to achieve our business objectives and to assess our governance, risk management and controls surrounding this process. The Group Financial Statements are published by the BMA on its website and the FCR is published on our public website.
Group Minimum Solvency Margin and Group Enhanced Capital Requirements. Aspen Holdings must ensure that the Aspen Group’s statutory assets exceed the amount of its statutory liabilities by the aggregate minimum margin of solvency of each qualifying member of the insurance group. A member is a qualifying member if it is subject to solvency requirements in the jurisdiction in which it is registered.

In addition, every insurance group must maintain available statutory capital and surplus in an amount equal to or exceeding its Enhanced Capital Requirement (“ECR). The ECR is determined either by reference to the BSCR model or an approved internal capital model. The Aspen Group currently relies on the BSCR model to establish its ECR. The BMA also expects insurance groups to operate at or above a group Target Capital Level (“TCL”), which the BMA has set at 120% of the group ECR. The Aspen Group holds capital in excess of its TCL as at December 31, 2021. While an insurance group is not currently required to maintain its statutory capital and surplus at this level, the TCL serves as an early warning tool for the BMA and failure to maintain statutory capital at least equal to the TCL will result in additional reporting requirements and enhanced regulatory monitoring, as well as the submission of a remediation plan to restore capital above the TCL.
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
Enhanced Capital Requirements. Similar to the Group requirements, in order to minimize the risk of a shortfall in capital arising from an unexpected adverse deviation, the BMA expects Class 4 insurers such as Aspen Bermuda to maintain a TCL equal to 120% of its ECR. As at December 31, 2021, Aspen Bermuda holds capital in excess of its TCL.
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
Restrictions on Dividends, Distributions and Reduction of Capital.  Aspen Bermuda may not declare or pay any dividends during any financial year if it would cause the insurer to fail to meet its relevant solvency margins, enhanced capital requirements or liquidity ratio, and an insurer which fails to meet its relevant margins on the last day of any financial year may not, without the approval of the BMA, declare or pay any dividends during the next financial year. In addition, as a Class 4 insurer, Aspen Bermuda may not in any financial year pay dividends which would exceed 25% of its total statutory capital and surplus, as shown on its statutory balance sheet in relation to the previous financial year, unless it files with the BMA a solvency affidavit at least seven days in advance of payment. Further, Aspen Bermuda must obtain the prior approval of the BMA before reducing by 15% or more its total statutory capital as set out in its previous year’s financial statements.
The Insurance Amendment (No. 2) Act 2018 amended the Insurance Act to provide for the prior payment of unsecured policyholders’ liabilities ahead of general unsecured creditors in the event of the liquidation or winding up of an insurer. The amendments provide among other matters that, subject to certain statutorily preferred debts, the insurance debts of an insurer must be paid in priority to all other unsecured debts of the insurer. Insurance debt is defined as a debt to which an insurer is or may become liable pursuant to an insurance contract excluding debts owed to an insurer under an insurance contract where the insurer is the person insured.
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
Peregrine
Special Purpose Insurers and Segregated Account Companies. Peregrine is registered as a special purpose insurer (“SPI”) under the Insurance Act and licensed to carry on special purpose business. Special purpose business is defined under the Insurance Act as insurance business under which an insurer fully collateralizes its liabilities to the persons insured, in the forms contemplated by the Insurance Act.
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

Segregated Account Companies. Peregrine is also registered as segregated accounts company under the Bermuda Segregated Accounts Companies Act 2000, as amended. As a segregated accounts company, Peregrine is required to segregate the assets and liabilities linked to their respective segregated accounts from the assets and liabilities linked to their other respective segregated accounts and from their general account assets and liabilities. The segregated account representative of a segregated accounts company has the duty to inform the Registrar of Companies in relation to solvency matters and non-compliance, where applicable.
Economic Substance

Parent, the Company and certain of our Bermuda-domiciled subsidiaries are also subject to the Economic Substance Act 2018, as amended, and the Economic Substance Regulations 2018, as amended (together the “ESA”). The ESA was enacted to demonstrate Bermuda’s commitment to comply with international standards with respect to cooperation for tax purposes and to ensure that Bermuda does not facilitate the use of structures which attract profits, but which do not reflect real economic activity within Bermuda. The ESA provides that a registered entity other than an entity which is resident for tax purposes in certain jurisdictions outside Bermuda (“non-resident entity”) that carries on as a business any one or more of the “relevant activities” referred to in the ESA must comply with economic substance requirements. The list of “relevant activities” includes carrying on any one or more of the following activities: banking, insurance, fund management, financing, leasing, headquarters, shipping, distribution and service center, intellectual property and holding entities. Under the ESA, if an entity is engaged in one or more “relevant activities”, it is required to maintain a substantial economic presence in Bermuda and to comply with the economic substance requirements set forth in the ESA. An entity will comply with those economic substance requirements if it: (a) is managed and directed in Bermuda; (b) undertakes “core income generating activities” (as may be prescribed under the ESA) in Bermuda in respect of the relevant activity; (c) maintains adequate physical presence in Bermuda; (d) has adequate senior executives, employees or other persons in Bermuda with suitable qualifications; and (e) incurs adequate operating expenditure in Bermuda in relation to the relevant activity undertaken by it.
The ESA requires entities subject to it to make annual filings with the Bermuda Registrar of Companies to demonstrate the economic substance of the entity’s activities and business in Bermuda. Companies that are licensed to and carry on insurance as a relevant activity are generally considered to operate in Bermuda with adequate substance, with respect to their insurance business, if they comply with the existing provisions of (a) the Companies Act relating to corporate governance; and (b) the Insurance Act, that are applicable to the economic substance requirements, and the Registrar will have regard to such companies’ compliance with the Insurance Act (in addition to compliance with the Companies Act) in his assessment of compliance with the economic substance requirements. For those Aspen entities subject to the ESA, we expect that the filings will continue to meet the ESA requirements.
Privacy Laws
The Bermuda Personal Information Protection Act 2016 (PIPA) regulates how any individual, entity or public authority may use personal information. PIPA reflects a set of internationally accepted privacy principles and good business practices for the use of personal information. Although PIPA was passed on July 27, 2016, the sections that are currently in effect are limited to those that relate to the establishment and appointment of the PIPA commissioner (PIPA Commissioner), the hiring of the PIPA Commissioner’s staff, and the general authority of the PIPA Commissioner to inform the public about PIPA. Following the PIPA Commissioner’s appointment, effective January 20, 2020 the PIPA Commissioner's office has begun communications with the public and stakeholders regarding full implementation of PIPA. On October 30, 2020 the PIPA Commissioner issued guidance regarding privacy safeguarding of personal information by public companies, however, PIPA’s remaining provisions have not been fully implemented and regulations under PIPA have not yet been provided.
In addition, the Insurance Amendment Act of 2020 became operative in August 2020 and requires entities regulated by the BMA to provide notice to the BMA of certain cybersecurity events. As a result, the BMA’s Insurance Sector Operational Cyber Risk Management Code of Conduct (Cyber Risk Code), which includes a series of minimum and recommended cybersecurity standards, became effective on January 1, 2021. The Cyber Risk Code is designed to promote the stable and secure management of information technology systems of regulated entities and requires that all registrants implement their own technology risk programs, determine what their top risks are and develop an appropriate risk response. This requires all registrants to develop a cyber risk policy which is to be delivered pursuant to an operation cyber risk management program and appoint an appropriately qualified member of staff or outsourced resource to the role of Chief Information Security Officer. The role of the Chief Information Security Officer is to deliver the operational cyber risk management program.
In November 2021, the board of directors of Aspen Bermuda approved a cyber risk policy. The board of directors of Aspen Bermuda will review and approve such policy on at least an annual basis. The BMA will assess a registrant’s compliance with the Cyber Risk Code in a proportionate manner relative to the nature, scale and complexity of its business. While it is acknowledged that some registrants will use a third party to provide technology services and that they may outsource their IT resources (for example, to an insurance manager where applicable), when so outsourced, the overall responsibility for the outsourced functions will remain with the registrant’s board of directors. Failure to comply with the requirements of the Cyber Risk Code will be taken into account by the BMA in determining whether a registrant is conducting its business in a sound and prudent manner as prescribed by the Bermuda Insurance Act and may result in the BMA exercising its powers of intervention and investigation.
U.K. and E.U. Regulation

General. Aspen U.K. is authorized by the Prudential Regulation Authority (“PRA”) to effect and carry out (re)insurance contracts in the U.K. in classes of general (non-life) business and is regulated by both the PRA with respect to prudential matters and by the FCA with respect to the conduct of its business. AMAL is authorized by the PRA and regulated by the PRA with respect to prudential matters and the FCA with respect to the conduct of its business. Aspen UK Syndicate Services Limited (AUKSSL) is authorized and regulated by the FCA with respect to prudential and conduct of business.
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
Brexit Transition Update
As a result of Brexit concluding on December 31, 2020, Aspen U.K. lost its EEA financial services Passporting Rights. However, AMAL continues to be able to access the EEA market through Lloyd’s Brussels. Lloyd’s Brussels commenced underwriting all non-life risks from non-U.K. EEA countries from January 1, 2019. Our business written through Lloyd’s Brussels stamp 5383 is 100% reinsured by Syndicate 4711.
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
Confirmation has been received from twenty-four EEA regulators that Aspen U.K. is permitted to continue collecting premium and paying claims under temporary transitional arrangements; where such transitional arrangements are limited in time, Aspen U.K. is taking action so that regulated activities in respect of impacted policies are completed within the scope of such arrangements. Four EEA regulators have not agreed to Aspen U.K.’s request, of which only Sweden has live policies and claims outstanding. Action (including novation) is being taken and further options evaluated to ensure that valid claims on Swedish policies can be settled. Aspen U.K. did not receive a response from two of the regulators, however Aspen U.K. does not have any live policies or claims in these jurisdictions. In 2021, Aspen U.K. wrote to all EEA regulators who have requested further information (e.g. run-off plans) to comply with their temporary transitional arrangements.
For more information on the uncertainty surrounding the implementation and effect of Brexit, refer to Item 3D, “Risk Factors - Regulatory Risks - The United Kingdom’s withdrawal from the E.U. could adversely impact our business, results of operations and financial condition”.
Solvency Requirements. Aspen U.K. and AMAL (by virtue of being a managing agent at Lloyd’s) are required to meet economic risk-based solvency requirements that were originally set out by the E.U. directive covering the capital adequacy, risk management and regulatory reporting for insurers (the “Solvency II Directive”). The Solvency II Directive, together with European Commission ‘delegated acts’ and guidance issued by the European Insurance and Occupational Pensions Authority (“EIOPA”), has been adopted by the PRA in the U.K. and sets out classification and eligibility requirements, including the features which capital must display in order to qualify as regulatory capital.
Despite the Brexit transitional period coming to an end, the European Union (Withdrawal) Act 2018, as amended, has transposed all applicable direct E.U. legislation into domestic U.K. law, thus ensuring the continuing application of the regulatory framework brought about by the Solvency II Directive under the U.K.’s financial services regulatory regime.
In June 2020, the U.K. government revealed plans to review the Solvency II Directive, together with the associated regulations and the European Commission delegated acts (“Solvency II Review”) to ensure that it is properly tailored to take account of the structural features of the U.K. insurance sector, with Her Majesty’s Treasury (“HM Treasury”) publishing a ‘Call for Evidence’ in October 2020, outlining the motives behind the review and inviting feedback on various areas, including, amongst others, the standard formula for capital requirements, the risk margin, the matching adjustment and reporting requirements. In early July 2021, the HM Treasury published the response to the Solvency II Review along with its next steps.

The response suggest that the Solvency II Directive could be enhanced by being more effective and efficient, including the removal of certain requirements. The HM Treasury report also considers that material change might create future discrepancy between EIOPA and PRA regimes. The PRA is also undertaking a review of the Solvency II Directive so that the U.K. can develop an appropriate post-Brexit replacement. On July 20, 2021, the PRA launched a quantitative impact study (“QIS”) for its review of the Solvency II Directive. The QIS, which contains both quantitative studies and qualitative questions, is focused on three main areas: a) calculation of the matching adjustment, b) risk margin, and c) transitional measures on technical provision. The scenarios tested in the QIS are designed to gather relevant data to allow the modelling of a range of potential policy options and do not represent reform proposals or decisions. The HM Treasury published a second consultation on the Future Regulatory Framework Review in November 2021 and jointly with the PRA will evaluate the 2021 quantitative impact study outcomes, in order to comprehend which combination of improvements would best meet the U.K government’s objectives and what the total effect would be. The Future Regulatory Framework Review was established to determine how the financial services regulatory framework should adapt to the U.K.’s new position outside of the E.U. and to address how the framework is fit for the future. It looks to ensure that the government establishes a coherent, agile and internationally respected approach to financial services regulation in the U.K. The consultation period closed on February 9, 2022. On April 28, 2022, the HM Treasury announced a third consultation period for Solvency II, which will inform the design of the final reform package. The consultation period will close on July 21, 2022.
In January 2022, the U.K. Parliament, via its Industry and Regulators Committee, launched an inquiry and with it a ‘Call for Evidence’ into the U.K. insurance and reinsurance industry and, specifically, into the regulation of the London market, the U.K.’s market for commercial and wholesale specialty risks. The purpose of the inquiry was to “explore the extent to which regulatory policy is well-designed and proportionately applied and the possibilities for optimizing policy following Brexit.” The inquiry will further consider the roles of the current regulators, such as the Financial Conduct Authority and the Bank of England, as well as the appropriateness of regulation. The deadline for written submissions was February 11, 2022.
On September 22, 2021, the European Commission published its proposals (2021/0295(COD)) (“EC Proposals”) for amendments to the Solvency II Directive. The EC Proposals relate to proportionality, quality of supervision, reporting, long-term guarantee measures, macro-prudential tools, sustainability risks, group and cross-border supervision. Such proposals include a new category of low risk profile reinsurers benefiting from more proportionate rules, improvement to the quality of supervision, reporting requirements for low-risk profile undertakings, and an increased percentage of the risk-adjusted credit spread. Further proposals also include giving national supervisory authorities tools to prevent the materialization of risks for financial stability in insurance markets, and changing the application of the regime to insurance holding companies and mixed financing holding companies. The EC Proposals also place an emphasis on sustainability risks, and proposes a requirement on insurers to identify material exposure to climate change risks, with EIOPA being given additional mandates in relation to sustainability risk. As a result of the EC Proposals the capital requirements may be set to change through reforms to reduce the risk margin provision that insurers must hold against certain long-term business and to lower the capital charges for equities that are treated as “long-term”. These amendments to the Solvency II Directive may have a bearing on how the PRA and the HM Treasury consider their regulatory analysis in the U.K., going forward.
The Solvency II Directive requires insurers to maintain minimum Solvency Capital Requirement (“SCR”), which is calculated by an approved internal capital model or by a standard formula prescribed by the Solvency II Directive. Aspen U.K. has received approval from the PRA, and AMAL has received approval from Lloyd’s, to use an agreed internal model to calculate their respective SCR (the “Internal Model”). Aspen U.K. and AMAL are required to ensure that the Internal Model operates properly on a continuous basis and that it continues to comply with the “Solvency Capital Requirements - Internal Models” provisions as set out in the PRA rulebook and the Solvency II Directive, and, with respect to AMAL, within the Lloyd’s regulatory framework, including the principles for doing business at Lloyd’s. If Aspen U.K. fails to comply with these requirements, the PRA may revoke its approval for Aspen U.K. to use the Internal Model. In addition, failure to adequately capture areas of risk (including as may be identified in the Own Risk and Solvency Assessment (“ORSA”) in the calculation of the SCR may result in the PRA applying a capital add-on to the SCR calculated by the Internal Model. Aspen U.K. must also maintain the ability to calculate its SCR using the Standard Formula as prescribed by Solvency II.
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

Solvency II Regime Reports and Returns. Under the Solvency II Directive regime, Aspen U.K. is required to submit quarterly and annual filings with the PRA, including an annual Solvency and Financial Condition Report (“SFCR”), which must also be posted on Aspen’s website. Aspen U.K. must submit an annual ORSA to the PRA. The ORSA report is produced annually and provides a summary of all of the activity and processes during the preceding year to assess and report on risks and ensure that our overall solvency needs are met at all times including a forward-looking assessment. It also explains the linkages between business strategy, business planning and capital and risk management processes. In 2021, the PRA granted Aspen U.K. a waiver for five years absolving it from the requirement to produce certain regulatory returns at the EEA-sub-group level due to Aspen Bermuda being subject to equivalent group supervision.
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
Brexit and the U.K. GDPR. Under the U.K. GDPR, companies not established in the U.K. but who process personal data in relation to the offering of goods or services to individuals in the U.K., or to monitor their behavior will be subject to the U.K. GDPR and will be required to appoint a data protection representative in the U.K., provided certain exceptions are not met. Otherwise, the requirements of the U.K. GDPR are virtually identical to those of the E.U. GDPR and as such, may lead to similar compliance and operational costs. For information on E.U. GDPR, refer to Item 3, “Risk Factors — Other Operational Risks — Evolving privacy and data security regulations could expose our business to reputational harm and cause losses.”
In addition, Brexit has implications for transfers of personal data between the U.K. and the E.U. and vice versa. Transfers of personal data from the U.K. to the E.U. are unrestricted and do not require additional safeguards since the U.K. has formally approved the adequacy of the E.U. and all 12 nations deemed adequate by the E.U. As regards transfers of personal data from the EEA to the U.K, under the terms of the Trade and Cooperation Agreement agreed between the E.U. and U.K. on December 24, 2020, such data flows remain unrestricted until the end of June 2021, provided the U.K. makes no substantive changes to its data protection laws. During this “bridging period”, the European Commission will assess the adequacy of the U.K. from a data protection law perspective. If the European Commission were to grant the U.K. an “adequacy decision”, transfers of personal data from the EEA to the U.K. would continue unrestricted and would not require any additional safeguards. To the extent the European Commission does not grant the U.K. an adequacy decision as at the end of the bridging period, data transfer mechanisms will need to be put in place to legitimize the transfer of personal data from the EEA to the U.K.
Branch Regulations
General
Aspen U.K. and Aspen Bermuda are required to meet local capital requirements and make required local regulatory filings in connection with their respective branch office operations.
Switzerland
In 2019, ABL established a branch in Zurich, Switzerland to write property and casualty reinsurance and specialty reinsurance with inception dates from January 1, 2020. A branch that writes only reinsurance is not currently subject to supervision under the Insurance Supervision Act (Switzerland) by the Financial Markets Supervisory Authority (“FINMA”).
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
Singapore
In February 2021, Aspen Bermuda received approval from the Monetary Authority of Singapore (“MAS”) and established a reinsurance branch in Singapore. The activities of this branch are regulated by the MAS pursuant to The Insurance Act of Singapore. Aspen Bermuda is also regulated by the Accounting and Corporate Regulatory Authority (“ACRA”) as a foreign company in Singapore.

Aspen U.K. has a reinsurance branch in Singapore that is regulated by the MAS and pursuant to The Insurance Act of Singapore and by ACRA as a foreign company in Singapore. Action was taken earlier in Q2 2021 to transition the business currently written through our Aspen U.K. Singapore branch to the newly established Aspen Bermuda branch in Singapore.
AMAL set up a subsidiary company, Aspen Singapore Pte. Ltd. (“ASPL”), to access insurance business in Singapore and regulatory approval for ASPL to act as an intermediary was received from MAS in 2015. ASPL was incorporated by ACRA in 2015 as a local company regulated by the Companies Act of Singapore. ASPL went into run-off in September 2021.
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
In 2021, the Company formed Aspen Australia Service Company Pty Limited (“AASC”), a coverholder which will underwrite reinsurance business on behalf of Syndicate 4711 at Lloyd’s with effect from April 1, 2022. Aspen U.K.’s Australia branch ceased underwriting new business as of the same date, and the Company intends for the Aspen U.K. Australia branch to go into run-off in accordance with APRA regulation.
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
Lloyd’s Regulation
General.  The operations of Syndicate 4711 are subject to regulation and supervision of the PRA, FCA and the Council of Lloyd’s. AMAL is the managing agent for Syndicate 4711 and AUL provides underwriting capacity to Syndicate 4711 and is a Lloyd’s corporate member. The FCA and PRA both regulate insurers, insurance intermediaries and Lloyd’s itself. Lloyd’s establishes its own bylaws and regulations, including requirements made under those bylaws for all managing agents to maintain that are designed to meet applicable regulatory requirements.
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
Intervention Powers.  The Council of Lloyd’s has wide discretionary powers to regulate members’ underwriting at Lloyd’s. It may, for instance, change the basis on which syndicate expenses are allocated or vary the Funds at Lloyd’s or the investment criteria applicable to the provision of Funds at Lloyd’s. Exercising any of these powers might affect the return on an investment of the corporate member in a given underwriting year. Further, the annual business plans of a syndicate are subject to the review and approval by Lloyd’s.
Each member of Lloyd’s is required to contribute a percentage of that member’s underwriting capacity for the relevant year of account to the Lloyd’s central fund (the “Central Fund”). If a member of Lloyd’s is unable to pay its debts to policyholders, such debts may be payable by the Central Fund, which in many respects acts as an equivalent to a state guaranty fund in the U.S. If Lloyd’s determines that the Central Fund needs to be increased, it has the power to assess premium levies on current Lloyd’s members. The Council of Lloyd’s has discretion to call or assess up to an additional 5% of a member’s underwriting capacity in any one year as a Central Fund contribution. Our syndicate capacity for the 2022 underwriting year is £900.0 million (2021 underwriting year was originally £565.0 million, uplifted to £725.0 million).
Lloyd’s Brussels. Lloyd’s Brussels is authorized and regulated by the NBB and regulated by the FSMA. Lloyd’s Brussels is an authorized insurance company licensed to write non-life risks across the EEA and the U.K. and also maintains 19 branches across Europe. The use of Lloyd’s Brussels provides AMAL with access to the European market to write non-life insurance risks.
Jersey Regulation

In 2010, we purchased APJ Jersey, a Jersey registered insurance company which is subject to the jurisdiction of the Jersey Financial Services Commission (“JFSC”). The JFSC sets the solvency regime for insurance companies under its jurisdiction. APJ Jersey holds funds in excess of the minimum requirement. APJ Jersey ceased underwriting new and renewal business in April 2020 and was placed into run-off in June 2020.
U.S. Regulation

General. Our U.S. operations are subject to extensive governmental regulation and supervision by the states and jurisdictions in which insurance entities operating in the U.S. are domiciled, licensed and/or eligible to conduct business. AAIC is licensed to write insurance on an admitted basis in all 50 U.S. states, the District of Columbia, Puerto Rico, Guam and the U.S. Virgin Islands. Aspen Specialty is licensed in North Dakota and is eligible to write surplus lines policies in all 50 U.S. states, Puerto Rico and the District of Columbia. Aspen U.K. and Syndicate 4711 are not licensed to write insurance on an admitted basis in any state in the U.S., but are alien insurers eligible to write surplus lines business in all 50 U.S. states, the District of Columbia, Puerto Rico and other U.S. jurisdictions based on their listing in the Quarterly Listing of Alien Insurers of the International Insurers Department (“IID”) of the National Association of Insurance Commissioners (“NAIC”), the organization that works to promote standardization of best practices and assists state insurance regulatory authorities and insurers in the U.S. by promulgating model insurance laws and regulations for adoption by the states. However, model insurance laws and regulations are only effective when adopted by the states. Pursuant to IID requirements, Aspen U.K. and Syndicate 4711 have established a U.S. surplus lines trust fund to secure obligations under U.S. surplus lines policies. As of December 31, 2021, Aspen U.K.’s and Syndicate 4711’s surplus lines trust fund was $216.0 million.
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
State Risk-Based Capital Regulations.  U.S. insurers are subject to risk-based capital (“RBC”) guidelines that provide a method to measure the total adjusted capital (statutory capital and surplus plus other adjustments) taking into account the specific risk characteristics of the insurer’s investments and products. The risk-based capital requirement for property and casualty insurers measures: (i) underwriting risk, which is the risk of errors in pricing and reserves; (ii) asset risk, which is the risk of asset default for fixed assets and loss-in-market value for equity assets; (iii) credit risk, which is the risk of losses from unrecoverable reinsurance and the inability of insurers to collect agents’ balances and other receivables; and (iv) off-balance sheet risk, which is primarily the risk created by excessive growth. The capital requirements for each risk category are determined by applying specified factors to assets, premiums, reserves and other items, with higher factors for items with greater underlying risk and lower factors for items with less risk. The formula is used by insurance regulators as an early warning tool to identify deteriorating or weakly capitalized companies for the purpose of initiating corrective company action or regulatory action. Insurers having less statutory surplus than required by the RBC model formula will be subject to varying degrees of regulatory action depending on the level of capital inadequacy. As of December 31, 2021, AAIC and Aspen Specialty exceeded the levels that would require company action or regulatory action.
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

In 2017, the NAIC also adopted the Insurance Data Security Model Law (the “Cybersecurity Model Law”). The Cybersecurity Model Law requires insurers, insurance producers and other entities required to be licensed under state insurance laws to comply with certain requirements under state insurance laws, such as developing and maintaining a written information security program, conducting risk and overseeing the data security practices of third-party vendors. The Cybersecurity Model Law closely resembles the NYDFS Cybersecurity Regulation and has been adopted by several U.S. states; however, several states are developing and/or have enacted their own laws and regulations imposing obligations regarding the handling of personal data. For example, in 2018 California enacted the California Consumer Privacy Act (“CCPA”), which came into effect on January 1, 2020, and broadly regulates the collection, processing and disclosure of the personal information of California residents, imposes limits on the “sale” of personal information and grants California residents certain rights to, among other things, access and delete data about them in certain circumstances. CCPA also established a private right of action, with potentially significant statutory damages, whereby businesses that fail to implement reasonable security measures to protect against breaches of personal information could be liable to affected consumers. Additionally, California subsequently enacted the California Privacy Rights Act (“CPRA”), which amends the CCPA, imposing additional limitations and obligations with respect to covered businesses’ use and sharing of certain personal data. The CPRA will come into full effect in January 2023; compliance with CCPA/CPRA may increase the cost of providing services in California. Other states have considered – and some states have adopted - similar proposals.
Operations of Aspen U.K. and Syndicate 4711.  As stated above, Aspen U.K. and Syndicate 4711, are eligible to write surplus lines business as alien, non-admitted insurers in all 50 U.S. states, the District of Columbia and other U.S. jurisdictions. Because Aspen U.K. and Syndicate 4711 are not licensed under the laws of any U.S. state, U.S. solvency regulation tools otherwise applicable to admitted insurers do not generally apply to them. However, Aspen U.K. and Syndicate 4711 are subject to federal and state incidental regulations in areas such as those pertaining to federal and state reporting related to terrorism coverage and post-disaster emergency orders.
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
Recent developments in U.S. and international laws are trending towards eliminating collateral requirements for alien reinsurers operating in non-domestic markets. The Dodd-Frank Act authorized the U.S. Department of the Treasury and the Office of the U.S. Trade Representative to negotiate covered agreements governing certain matters relating to insurance with foreign jurisdictions, including reinsurance collateral, group supervision and exchange of information between supervisory authorities. Such covered agreements could pre-empt state insurance laws. Pursuant to this authority, in September 2017, the U.S. federal authorities and the E.U. signed a covered agreement to address, among other things, group supervision and reinsurance collateral requirements and, in anticipation of Brexit, the U.S. and U.K. signed a covered agreement in December 2018 consistent with the U.S. and E.U. agreement. The U.S. also released a “Statement of the United States on the Covered Agreement with the European Union” (the “Policy Statement”) providing the U.S.’s interpretation of certain provisions in the E.U. agreement. In terms of reinsurance, both covered agreements eliminate collateral and local presence requirements for alien reinsurers that satisfy certain criteria, including being domiciled in a “reciprocal jurisdiction.” U.S. state regulators have until September 22, 2022 to adopt the reinsurance requirements for E.U. and U.K. reinsurers that meet the prescribed minimum conditions set forth in the covered agreements or state law imposing reinsurance collateral requirements may be subject to federal preemption. In 2019 the NAIC adopted additional revisions to its Credit for Reinsurance Model Law and Model Regulation (together, the “2019 Amended Credit for Reinsurance Model Act”) to conform to the reinsurance collateral elimination requirements of the covered Agreements. Texas and North Dakota adopted the 2019 Amended Credit for Reinsurance Model Act. The NAIC has approved Bermuda as a “reciprocal jurisdiction.” As of April 15, 2022, Aspen Bermuda has already been approved as a reciprocal jurisdiction reinsurer eligible for zero collateral in seventeen states and will seek additional approvals in the states and jurisdictions that enact the 2019 Amended Credit for Reinsurance Model Act.
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
Other U.S. Regulated Entities
Investment adviser regulation. Our subsidiary Aspen Capital Advisors Inc. (“Aspen Advisors”) is registered with the SEC as a registered investment adviser. Aspen Advisors is the investment adviser to a private investment fund that primarily invests in securities tied to weather, natural disasters or other insurance risks as well as certain collateralized property catastrophe reinsurance contracts. In the future, Aspen Advisors may form and manage additional privately offered pooled investment vehicles, customize funds for single investors or groups of investors or manage separately managed accounts of other qualified clients on a limited basis. Aspen Advisors net assets under management as at December 31, 2021 were $64.8 million (December 31, 2020 — $81.9 million), all of which were managed on a discretionary basis. The amount disclosed differs from Aspen Advisors “regulatory assets under management” disclosed in Part 1 of its Form ADV, which is calculated in accordance with the requirements of that form.
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

C. Organizational Structure
The Company’s ordinary shares are owned by Parent, which is an affiliate of certain investment funds managed by affiliates of Apollo Global Management, Inc., a leading global investment manager. The common stock of Apollo Global Management, Inc. and certain preferred shares of its subsidiary, Apollo Asset Management, Inc., are publicly traded on the NYSE.
The Company’s principal operating subsidiaries at December 31, 2021 are as follows:

Name of Subsidiary	Jurisdiction of Incorporation	Ultimate Ownership Interest Held by AIHL
Aspen Insurance UK Limited	United Kingdom	100.0%
Aspen Bermuda Limited	Bermuda	100.0%
Aspen Specialty Insurance Company	North Dakota	100.0%
Aspen American Insurance Company	Texas	100.0%
Aspen Underwriting Limited*	United Kingdom	100.0%
* AUL (as corporate member of Syndicate 4711 which is managed by AMAL; AUL also contributes capital as a corporate member of Carbon Syndicate 4747).
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

Item 5.        Operating and Financial Review and Prospects

The following is a discussion and analysis of our financial condition and results of operations for the twelve months ended December 31, 2021, 2020 and 2019. This discussion and analysis should be read in conjunction with our audited consolidated financial statements and related notes contained in Item 18 of this report. The discussion below includes forward-looking statements, which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. See Item 5G, Safe Harbor below and Item 3D, Risk Factors of this report for a discussion of risks and uncertainties.
Executive Overview

Business Improvement Initiatives. We continued to implement a number of strategic initiatives to strengthen the fundamentals of our businesses and better position us to create value over the long-term. Following the Merger in February 2019, we undertook a comprehensive underwriting portfolio review resulting in a series of decisions to wind down business that did not meet our underwriting performance criteria. We also took strategic steps to reduce volatility in the underwriting portfolio by reducing our catastrophe exposure.

We have now largely completed this work to reposition our portfolio. Notwithstanding the work to reposition the portfolio, which included the exiting of a number of non-performing lines, we grew our gross written premiums to $3.9 billion, up from $3.7 billion in 2020. This growth was targeted in classes of business where we have the expertise, product set and market presence to generate underwriting profits across market cycles. In addition, we have expanded our capital markets capabilities and we have continued to deploy our strategic investment allocation, which is aimed at improving yields in our investment portfolio. Notable milestones included:

•In October 2021, Aspen received approval to significantly grow its Lloyd’s capacity to £900 million for the 2022 year of account. The growth in capacity included a significant book of business that was transferred from Aspen U.K. This was in line with our strategy to simplify our balance sheet and more strategically align our platforms, while also increasing relevance and scale in the important Lloyd’s market; and

•Aspen’s participation in the alternative reinsurance market through ACM continued to grow with managed third-party capital increasing to $917.7 million in 2021, up from $680.8 million at the end of 2020, and fee income increased from $31.0 million in 2020 to $61.4 million in 2021.

Improving Underwriting Performance. In 2021, the Company reported an adjusted underwriting income of $28.3 million in the twelve months ended December 31, 2021 up from $(87.0) million underwriting loss in the twelve months ended December 31, 2020 resulting in an adjusted combined ratio of 98.8% compared to 103.4% in 2020.

Balance Sheet Strengthening Through Loss Portfolio Agreement. On January 10, 2022, the Company entered into the LPT. The LPT sees Enstar assume net loss reserves of $3.12 billion, in connection with losses with dates of loss on or prior to December 31, 2019 in relation to 2019 and prior accident years, which is subject to a limit of $3.57 billion. The existing ADC between the parties that closed in June 2020, under which Enstar assumed $770.0 million of loss reserves, will also be absorbed into the LPT. The LPT transaction will positively impact the Aspen Group’s overall capital position and enable it to further deploy capital into the continued attractive market environment while significantly improving the protection of its balance sheet and future earnings from the potential impact of the recent soft market cycle. The transaction is expected to close in the first half of 2022.

Simplified operating model, improved leadership capabilities and culture. During 2021, we have successfully reorganized and simplified our operating model around our operating segments and made a number of senior appointments to the leadership team. We are also working hard to establish a culture at Aspen that can attract and retain the very best talent. As part of this, we continue to build a diverse and inclusive environment that encourages and empowers our people, while also taking steps to consider how we can best manage our impact on the environment and positively affect the communities we serve. Notable activity in 2021 included:

•The senior appointments of Christopher (Chris) Coleman as Group Chief Financial Officer, Aileen Mathieson as Group Chief Investment Officer, Rob Houghton as Group Chief Operating Officer and the promotion of Christian Dunleavy as Group Chief Underwriting Officer.

•The launch of our inaugural ESG report. This report is an important milestone on our journey to build a more sustainable future for Aspen, and outlines the significant work we have already done including building a more diverse and inclusive culture, understanding the impact of what we underwrite and thinking carefully about where we invest.

Capital Management. We continue to focus on capital management and maintain our strong capital base. In addition, the previously mentioned LPT with Enstar will provide meaningful capital benefits. In addition, our parent company, Highlands Bermuda Holdco, Ltd., contributed additional capital totaling $45.0 million during 2021.

As we look ahead to 2022, we are well-positioned in Insurance and Reinsurance segments and in those classes of business where we have the expertise, product set and market presence to generate underwriting profits, and in a market that we believe will continue to see rate improvements. We continue to hold a significant surplus against our capital requirements, and together with multiple platforms, strong distribution, a reputation for technical expertise and an improving culture, we are well placed to achieve our objective of becoming a top quartile specialty (re)insurer in the near term.

A. Operating Results
Our consolidated financial statements are prepared in accordance with U.S. GAAP. The discussions that follow include tables and commentary relating to our consolidated income statement and our segmental operating results for the twelve months ended December 31, 2021, 2020 and 2019 and should be read in conjunction with our audited consolidated financial statements and related notes contained in this report. This discussion contains forward-looking statements that involve risks and uncertainties and that are not historical facts, including statements about our beliefs and expectations. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and particularly under the headings “Risk Factors,” “Business Overview” and “Cautionary Statement Regarding Forward-Looking Statements” contained in Item 3D and Item 4, and the Explanatory Note of this report, respectively.
Operating highlights
•Gross written premiums of $3,938.4 million in 2021, an increase of 6.5% from 2020.
•Overall underwriting loss of $30.0 million (combined ratio of 101.2%) for 2021, including $326.7 million, or 13.6 percentage points, of pre-tax catastrophe losses related to significant industry events, including Hurricane Ida, European floods, U.S. winter storms and other catastrophe losses. Underwriting loss $87.0 million (combined ratio of 103.4%) for 2020, which included $360.8 million or 14.2 percentage points of pre-tax catastrophe losses, net of reinsurance, including $181.2 million of losses experienced due to COVID-19 (7.1 combined ratio percentage points).
•Net adverse development on prior year loss reserves for 2021 of $(45.1) million, or 1.9 combined ratio points, compared with net favorable development for 2020 of $0.9 million, or 0.0 combined ratio points.
•As at December 31, 2021, the Company has recognized $68.1 million of recoverables on the ADC. This recoverable gain on the ADC is amortized into the income statement over the settlement period of the ceded reserves as per accounting requirements for retroactive reinsurance under US GAAP. For the twelve months ended December 31, 2021, amortization of the ADC recoverable gain totaling $9.8 million has been recognized as income within net insurance losses and loss adjustment expenses. The remaining recoverable balance of the ADC of $58.3 million has been recognized as a deferred gain on the balance sheet within reinsurance recoverables unpaid losses.

	As at December 31, 2021
	Reinsurance		Insurance	Total
	($ in millions)
Total Recoverable on ADC	$51.2		$16.9	$68.1
Less: Amortization in income statement (1)	$9.8		$—	$9.8
Recoverables recognized as deferred gain on balance sheet (2)	$41.4	0	$16.9	$58.3
(1) The amortization of the ADC in insurance segment has been offset by recognition of other immaterial retroactive contracts for the twelve months ending December 31, 2021.
(2) The ADC has been allocated across segments in line with premium paid.
•Adjusted underwriting income $28.3 million (adjusted combined ratio of 98.8% for 2021 includes the full economic benefit arising on the ADC totaling $58.3 million (2.4 percentage points) currently recognized as a deferred gain within reinsurance recoverables on the balance sheet.
•Our capital markets business contributed total fee income of $61.4 million in the twelve months ended December 31, 2021. Income from ACM’s activities is primarily allocated to the line of business being ceded and serves to reduce acquisition expenses for that business. Total capital grew to more than $900 million as at December 31, 2021, compared with $680.8 million at December 31, 2020.
•Non-operating costs in 2021 of $20.6 million included $19.3 million of severance, consulting and professional services in relation to non-recurring projects and other costs, $0.4 million of impairment charges related to lease assets as a result of exiting certain office space and $0.9 million of amortization of intangible assets and other non-operating expenses. Non-operating costs in 2020 of $32.7 million included $18.2 million of severance and other costs, $12.9 million of impairment charges related to lease assets as a result of sub-leasing certain office space and $1.6 million of amortization of intangible assets and other non-operating expenses.
•Net income/(loss), adjusted for preference share dividends, on average equity of (0.7)% for 2021 compared with (5.4)% in 2020.
Shareholders’ equity*.  Total shareholders’ equity decreased by $112.4 million from $2,887.2 million as at December 31, 2020 to $2,774.8 million as at December 31, 2021, the most significant movements of which were as follows:
•a reduction of $142.7 million in other comprehensive income which included $157.9 million of net unrealized losses on available for sale investments, a $21.4 million gain in foreign currency translation and a $6.2 million net loss in the value of hedged foreign exchange contracts;
•a decrease of $14.7 million in retained earnings primarily due to a net profit of $29.8 million and the payment of $44.5 million in dividends on our outstanding Preference Shares; and
•$45.0 million additional capital contribution from our parent company Highlands Bermuda Holdco, Ltd.
As at December 31, 2021, our total shareholders’ equity included Preference Shares with a total value as measured by their respective liquidation preferences of $775.0 million less issue costs of $21.5 million (2020 — $775.0 million less issue costs of $21.5 million).
*Correction of immaterial error. During the current year, management identified immaterial errors which resulted in the revision of the Company's comparative financial statements, as further described below:
•Foreign exchange gains and losses. During the second quarter of 2021, the Company identified an error regarding incorrect treatment of foreign exchange gains and losses arising as a result of currency matching issues within Aspen U.K.’s underwriting premiums receivables.
•Income tax expense. During the year, the Company identified an error regarding the completeness and accuracy of the information used in recognizing both current and deferred income taxes on Aspen U.K.’s branches and the associated application thereof in respect of local tax rules in the various jurisdiction.
•Net earned premium. During the year, the Company identified immaterial differences within gross written and re-insurance premium relating to prior year which have been corrected.
The tables below sets out the impact of these corrections to the twelve months ended December 31, 2020 relating to these immaterial errors:

	For the Twelve Months Ended December 31, 2020
	($ in millions)
Income Statement	As Previously Reported	Corrections	As Currently Reported
Underwriting profit/(loss)	$(81.9)	$(5.1)	$(87.0)
Net Loss	$(40.1)	$(16.3)	$(56.4)

Shareholders Equity
Retained earnings	$1,425.7	$(28.5)	$1,397.2
Accumulated Other Comprehensive Income
Cumulative foreign currency translation	$(89.8)	$(87.6)	$(177.4)
Unrealized appreciation/(depreciation) on investments	$186.8	$5.7	$192.5
Refer to Note 26 in these consolidated financial statements, “Correction of Immaterial Errors” for further details.

Consolidated Group Result

	Twelve Months Ended
	December 31, 2021	December 31, 2020	December 31, 2019
	($ in millions, except for percentages)
Underwriting Revenues
Gross written premiums (1)	$3,938.4	$3,698.5	$3,442.4
Net premiums written (1)	2,587.7	2,577.8	2,427.9
Net premiums earned (1)	2,410.5	2,527.5	2,293.3
Underwriting Expenses
Losses and loss adjustment expenses	(1,693.3)	(1,840.8)	(1,679.7)
Amortization of deferred policy acquisition costs	(414.1)	(465.7)	(412.7)
General and administrative expenses	(333.1)	(308.0)	(341.5)
Other Income and Expense
Corporate expenses	(64.3)	(70.2)	(54.5)
Non-operating expenses	(20.6)	(32.7)	(125.6)
Net investment income	147.5	154.6	197.3
Realized and unrealized investment gains	56.2	98.5	97.1
Realized and unrealized investment losses	(47.4)	(27.4)	(10.9)
Change in fair value of loan notes issued by variable interest entities	—	—	(3.1)
Realized loss on the debt extinguishment	—	—	(5.5)
Change in fair value of derivatives	(35.9)	(65.1)	(144.2)
Interest on long-term debt	(14.3)	(33.9)	(20.2)
Net realized and unrealized foreign exchange gains/(losses) (1)	40.0	(13.8)	(9.6)
Other income	14.7	49.8	4.9
Other expenses (1)	(10.8)	(10.8)	(1.7)
Income/(loss) before income tax (1)	$35.1	$(38.0)	$(216.6)
Income tax (expense)	(5.3)	(18.4)	(22.9)
Net Income/(loss) (1)	29.8	(56.4)	(239.5)
Other Metrics
Underwriting (Loss)	(30.0)	(87.0)	(140.6)
Loss ratio	70.2%	72.8%	73.2%
Expense ratio	31.0%	30.6%	32.9%
Combined ratio	101.2%	103.4%	106.1%
Adjusted combined ratio (2)	98.8%	103.4%	106.1%
_____________________
(1)    Net earned premium has been corrected for immaterial errors in relation to gross written premium and reinsurance premium payables for periods 2020 and prior. Net realized and unrealized exchange gains/(losses) and change in foreign currency translation adjustment have been corrected to account for the correction of foreign exchange movements on underwriting premium receivables which should have been matched with an underwriting premium receivable payment for periods 2020 and prior. Income tax expense has been correct for historic current and deferred income tax on Aspen U.K’s branches due to the deficiency in the completeness and accuracy of branch data and associated application thereof in respect of local tax rules in various jurisdictions. Underwriting loss and net income/(loss) have been corrected as a result of the corrections mentioned above for periods 2020 and 2019. Refer to Note 26 in these consolidated financial statements, “Correction of Immaterial Errors” for further details.
(2)    Adjusted combined ratio includes the full economic benefit arising on the ADC, including the $58.3 million (2.4 percentage points) currently recognized as a deferred gain within reinsurance recoverables on the balance sheet.

For discussion of 2019 and 2020 results, refer to our Annual Report on Form 20-F (2019) and our Annual Report on Form 20-F (2020), respectively, available on the internet site maintained by the SEC at www.sec.gov.
Gross written premiums.  The following table sets forth the overall change in gross written premiums for our two business segments in the twelve months ended December 31, 2021, 2020 and 2019:

	Gross Written Premiums for the Twelve Months Ended December 31,
Business Segment	2021		2020		2019
	($ in millions)	% change	($ in millions)	% change	(in millions)
Reinsurance (1)	$1,597.0	(3.6)%	$1,656.4	11.5%	$1,485.5
Insurance	2,341.4	14.7%	2,042.1	4.4%	1,956.9
Total	$3,938.4	6.5%	$3,698.5	7.4%	$3,442.4
____________________
(1)     2020 includes gross written premium of $334.8 million related to CGB DS; (2019 —$312.5 million)
(2)     Prior period information for twelve months ended December 31, 2020 have been corrected downward by $5.1 million for immaterial errors. Refer to Note 26 in these consolidated financial statements, “Correction of Immaterial Errors” for further details. Gross written premium and net earned premium has been restated by this amount for the twelve months ended 2020 throughout the remainder of the financial statements.
Overall gross written premiums increased by 6.5% in 2021 compared to 2020. Gross written premiums in our reinsurance segment decreased by 3.6% in 2021 compared to 2020 mainly due to the CGB Sale which contributed $334.8 million of our U.S. agricultural business in 2020 in specialty reinsurance lines, partially offset by an increase in property catastrophe, casualty reinsurance and other property reinsurance lines premiums. Gross written premiums in our insurance segment increased by 14.7% primarily due to rate improvements in both financial and professional insurance lines and casualty and liability insurance lines, partially offset by the decrease in first party and specialty insurance due to our decision to cease underwriting in accident and health, international marine and energy liability business which are currently part of our legacy lines.
Ceded written premiums. The following table sets forth the overall change in ceded written premiums for our two business segments in the twelve months ended December 31, 2021, 2020 and 2019:

	Ceded Written Premiums for the Twelve Months Ended December 31,
Business Segment	2021		2020		2019
	($ in millions)	% change	($ in millions)	% change	(in millions)
Reinsurance	$398.0	11.0%	$358.7	53.0%	$234.4
Insurance	952.7	25.0%	762.0	(2.3)%	780.1
Total	$1,350.7	20.5%	$1,120.7	10.5%	$1,014.5
Total ceded written premiums in 2021 increased by $230.0 million compared to 2020. Changes in our reinsurance program decreased our retention ratio, which is defined as net written premiums as a percentage of gross written premiums, from 69.7% in 2020 to 65.7% in 2021. Ceded reinsurance premiums increased for our reinsurance segment, primarily due to an increase in the level of reinsurance purchased to protect our property catastrophe reinsurance business line. Ceded reinsurance premiums increased for our insurance segment primarily due to an increase in gross written premiums and consequently an increase in the proportion of business ceded to quota share contracts from excess of loss contracts.
Net premiums earned.  The following table sets forth the overall change in net premiums earned for our two business segments in the twelve months ended December 31, 2021, 2020 and 2019:

	Net Premiums Earned for the Twelve Months Ended December 31,
Business Segment	2021		2020		2019
	($ in millions)	% change	($ in millions)	% change	(in millions)
Reinsurance (1)	$1,118.8	(13.1)%	$1,287.7	2.6%	$1,255.2
Insurance	1,291.7	4.2%	1,239.8	19.4%	1,038.1
Total	$2,410.5	(4.6)%	$2,527.5	10.2%	$2,293.3
____________________
(1)     Includes net premiums earned of $334.8 million related to CGB DS ( 2019 —$312.5 million).

Net premiums earned decreased by $117.0 million, or 4.6%, in 2021 compared to 2020 due to a $20.1 million decrease in gross earned premiums and a $96.9 million increase in ceded earned premiums.

Losses and loss adjustment expenses.  We have presented loss ratios adjusted for the impact of retroactive reinsurance contracts as we believe that the presentation of adjusted loss ratios more appropriately reflects the full economic benefit of the adverse development covers on the underlying performance of the business. Additionally, we have also presented current year loss ratios adjusted for prior year reserve movements.
The underlying changes in loss ratios by business segment for the twelve months ended December 31, 2021, 2020 and 2019 are shown in the tables below.

For the Twelve Months Ended December 31, 2021	Total Loss Ratio (1)	Adjustment for retroactive reinsurance contracts (2)	Adjusted Loss Ratio	Prior Year Reserve Movements(3)	Adjusted Accident Year Loss Ratio
Reinsurance	63.0%	(3.7)%	59.3%	15.7%	75.0%
Insurance	76.5%	(1.3)%	75.2%	(12.6)%	62.6%
Total	70.2%	(2.4)%	67.8%	0.5%	68.3%
(1) The total loss ratio includes catastrophes of 22.8% for Reinsurance, 5.6% for Insurance and 13.6% for the Aspen Group on a consolidated basis.
(2) The ADC agreement has been allocated to segments in line with the agreement and premiums paid.
(3) Prior year reserve movements includes the impact of retroactive reinsurance contracts as any gain on these contracts relate to prior years and therefore provides for a more complete understanding of the current year impact on our underlying performance

For the Twelve Months Ended December 31, 2020	Total Loss Ratio (1)	Adjustment for retroactive reinsurance contracts	Adjusted Loss Ratio	Prior Year Reserve Movements	Adjusted Accident Year Loss Ratio
Reinsurance	74.4%	—%	74.4%	2.8%	77.2%
Insurance	71.1%	—%	71.1%	(2.8)%	68.3%
Total	72.8%	—%	72.8%	—%	72.8%
(1) The total loss ratio includes catastrophes of 18.9% for Reinsurance, 9.4% for Insurance and 14.2% for Group.

For the Twelve Months Ended December 31, 2019	Total Loss Ratio (1)	Adjustment for retroactive reinsurance contracts	Adjusted Loss Ratio	Prior Year Reserve Movements	Adjusted Accident Year Loss Ratio
Reinsurance	73.1%	—%	73.1%	4.4%	77.5%
Insurance	73.4%	—%	73.4%	(11.0)%	62.4%
Total	73.2%	—%	73.2%	(2.6)%	70.6%
(1) The total loss ratio includes catastrophes of 10.1% for Reinsurance, 1.7% for Insurance and 6.3% for Group.
The overall loss ratio for 2021 of 70.2% improved by 2.6 percentage points compared to 2020 and losses and loss adjustment expenses decreased from $1,840.8 million in 2020 to $1,693.3 million in 2021. This was mainly due to improved current year underlying claims performance offset by a $46.0 million unfavorable movement in prior year development, from a release of $0.9 million in 2020 to a strengthening of $45.1 million in 2021. Furthermore, there was a decrease in large losses of $7.2 million and a $34.1 million decrease in catastrophe losses, from $360.8 million in 2020 to $326.7 million in 2021.
The current loss ratio includes $9.8 million of recoveries from the ADC and other retroactive contracts. The adjusted accident year loss ratio for 2021 of 68.3%, includes the full economic benefit arising on the ADC, including the $58.3 million (2.4 percentage points) currently recognized as a deferred gain within reinsurance recoverables on the balance sheet. The adjusted loss ratio improved by 4.5% percentage points compared to 2020 primarily due to the recoveries on the ADC for 2019 and improved current year underlying claims performance.

	As at December 31, 2021
	Reinsurance	Insurance	Total
	($ in millions)
Total Recoverable on ADC	$51.2	$16.9	$68.1
Less: Amortization in income statement	$9.8	$—	$9.8
Recoverables recognized as deferred gain on balance sheet	$41.4	$16.9	$58.3

In the reinsurance segment, the loss ratio for 2021 was 63.0% compared to 74.4% in 2020 largely due to a $98.3 million increase in reserve releases, coupled by better accident year underlying claim performance. This has been offset by an increase in catastrophe losses of $11.0 million and a $7.4 million increase in large losses. In 2021, there were $255.0 million of net catastrophe losses, including $97.5 million from Hurricane Ida, $61.1 million from U.S. winter storms, $65.7 million from European floods, and $30.7 million of other weather-related events. In 2020, we experienced $244.0 million of net catastrophe losses, associated with losses from COVID-19, Hurricanes Laura and Isaias, California wildfires and other weather-related events. Large losses experienced during 2021 were $21.7 million, comprised of $4.7 million of satellite related losses, $12.5 million of fire damage related losses and $4.5 million of cyber related losses.
In the insurance segment, the loss ratio for 2021 was 76.5% compared to 71.1% in 2020. The increase in the loss ratio in 2021 was primarily due to a $144.3 million increase in reserve strengthening, from $35.2 million strengthening in 2020 to $179.5 million strengthening in 2021, offset by increase in net earned premiums of $51.9 million, $14.6 million decrease in large losses and a $45.1 million decrease in catastrophe losses. In 2021, the insurance segment experienced $71.7 million of net catastrophe losses, due to $25.6 million from U.S. winter storm losses, $23.2 million from Hurricane Ida and $22.9 million from other weather-related events. Large losses experienced during 2021 included $34.6 million, comprised of $13.7 million of fire related losses, $5.9 million of property damage related losses, $6.0 million of crisis related losses and $9.0 million related to cyber crime.
In 2020, our insurance segment experienced $116.8 million of net catastrophe losses, due to $52.5 million from COVID-19 losses and $64.3 million from other weather-related events. Large losses experienced during 2020 included $49.2 million of fire, property damage, construction and credit risk related losses.
Overall, prior year reserve strengthening totaled $45.1 million in 2021, compared with net favorable reserve development of $0.9 million in 2020. Reserve releases in the reinsurance segment in 2021 were $134.4 million compared to $36.1 million in 2020 and came primarily from casualty reinsurance and specialty reinsurance. Net unfavorable reserve development in the insurance segment in 2021 was $179.5 million compared to net unfavorable reserve development of $35.2 million in 2020 and came primarily from casualty insurance lines and first party and specialty lines. Current prior year reserve strengthening includes $9.8 million of ADC recoveries. The remaining ADC recoveries of $58.3 million is currently recognized as a deferred gain within reinsurance recoverables on the balance sheet and, if included within the income statement, we would recognize overall favorable prior year reserve development for accident years 2020 and 2021.
Further information relating to the release of reserves can be found below under “— Reserves for Losses and Loss Adjustment Expenses — Prior Year Loss Reserves.”
Acquisition expenses.  We monitor the ratio of expenses to net earned premium as a measure of the cost effectiveness of our policy acquisition costs, which are deferred and amortized, and general and administrative expenses. The tables below present the contribution of the amortization of deferred policy acquisition costs and general and administrative expenses to the net expense ratios for the twelve months ended December 31, 2021, 2020 and 2019.

	For the Twelve Months Ended December 31, 2021
Ratios Based on Net Earned Premium	Reinsurance	Insurance	Total
Net policy acquisition expense ratio	19.8%	14.9%	17.2%
General and administrative expense ratio	10.8%	16.4%	13.8%
Total expense ratio	30.6%	31.3%	31.0%

	For the Twelve Months Ended December 31, 2020
Ratios Based on Net Earned Premium	Reinsurance	Insurance	Total
Net policy acquisition expense ratio	19.1%	17.7%	18.4%
General, and administrative expense ratio	8.6%	15.9%	12.2%
Total expense ratio	27.7%	33.6%	30.6%

	For the Twelve Months Ended December 31, 2019
Ratios Based on Net Earned Premium	Reinsurance	Insurance	Total
Net policy acquisition expense ratio	21.1%	14.2%	18.0%
General administrative expense ratio	8.9%	22.1%	14.9%
Total expense ratio	30.0%	36.3%	32.9%

Net policy acquisition expense ratio decreased from 18.4% in 2020 to 17.2% in 2021. This decrease of $51.6 million in 2021 compared to 2020 was primarily due to underwriters achieving favorable brokerage terms and higher ceded commission on quota share contracts within insurance lines of business, partially offset by higher expenses incurred within reinsurance lines due to changes in the mix of business.
General and administrative expense ratio increased from 12.2% in 2020 to 13.8% in 2021. This increase of $25.1 million from $308.0 million in 2020 to $333.1 million in 2021 was primarily due to an increase in IT managed services and hosting costs, increase in Lloyd’s syndicate fees as a result of higher premiums written through the Lloyd’s platform, additional expenses due to the inclusion of our investment in Carbon Syndicate and increased spend on consulting and professional services.
Combined ratio.  We monitor the ratio of losses and loss adjustment expenses, policy acquisition expenses and general and administrative expenses to net earned premium (the “combined ratio”) as a measure of relative performance where a lower ratio represents a better result than a higher ratio. The combined ratios for our two business segments for the twelve months ended December 31, 2021, 2020 and 2019 were as follows:

	Combined Ratios for the Twelve Months Ended December 31,
Business Segment	2021	2020	2019
Reinsurance	93.6%	102.1%	103.1%
Insurance	107.8%	104.7%	109.7%
Total (1)	101.2%	103.4%	106.1%
Adjusted total combined ratio (2)	98.8%	103.4%	106.1%

(1)     The total combined ratio excludes the impact from corporate expenses and non-operating expenses.
(2)    The adjusted total combined ratio includes the full economic benefit arising on the ADC, including the $58.3 million (2.4 percentage points) currently recognized as a deferred gain liability on the balance sheet.

The adjusted combined ratio for 2021 of 98.8% improved by 4.6 percentage points compared to 2020 due to a decrease in both the loss ratio and net policy acquisition expense ratio, offset by an increase in the general and administrative expense ratio. The decrease in loss ratio was primarily due to the recovery on the ADC for 2019 and prior year deterioration and a reduction in current accident year losses. The decrease in net acquisition expenses was due to underwriters achieving favorable brokerage terms and higher ceded commission on quota share contracts. The increase in expense ratio was due to an increase in IT costs, increase in Lloyd’s syndicate fees, additional expenses due to the inclusion of Aspen’s investment in Carbon Syndicate and increased spend on consulting and professional services.
Corporate expenses. In 2021, we incurred corporate expenses of $64.3 million (2020 — $70.2 million). The decrease in corporate expense in 2021 compared to 2020 was due to lower staff costs, decreased facilities costs and other corporate expenses.
Non-operating expenses. In 2021, we incurred non-operating expenses of $20.6 million, which included $19.3 million of severance, consulting and professional services in relation to non-recurring projects and other costs, $0.4 million of impairment charges related to lease assets as a result of exiting certain office space and $0.9 million of amortization of intangible assets and other non-operating expenses. Non-operating expenses in 2020 totaled $32.7 million, which included $18.2 million severance, retention awards and other costs, $12.9 million of impairment charges related to lease assets as a result of sub-leasing certain office space, and $1.6 million of amortization of intangible assets and other non-operating expenses.

Other income, net. In 2021, we earned other income of $14.7 million (2020 — $49.8 million), which included a gain of $9.7 million in relation to the prior year’s sale of our surety business, based upon having met certain premium production levels prescribed in the sale agreement, partially offset by other expenses totaling $10.8 million (2020 — $10.8 million).
In addition to net other income, ACM sources capital and develops alternative reinsurance structures to leverage the Company’s underwriting and analytical expertise and earns management and performance fees from third party investors primarily through the placement and management of ILS funds and other offerings. For the twelve months ended December 31, 2021 the Company earned $61.4 million (2020 — $31.0 million) in fee income through third-party capital management activities. The increase in fee income is due to the growth achieved in the third-party managed capital and managed earned premium in 2021. Fee income earned through third party capital management activities is primarily recorded through underwriting profit/(loss) as a decrease to acquisition expenses.
Investment gains. Total net realized and unrealized investment gains for the twelve months ended December 31, 2021 were $8.8 million (2020 — gains of $71.1 million), driven primarily by mark to market gains in our fixed income portfolios.
Net investment income.  In 2021, we generated net investment income of $147.5 million, a decrease of 4.6% from the prior year (2020 — $154.6 million), largely as a result of redeploying $770.0 million of the investment portfolio to the adverse development cover. Net investment income in 2021 is comprised primarily of interest on our fixed income securities portfolio.
Change in fair value of derivatives. In the first quarter of 2019, the Company entered into fixed for floating interest rate swaps with a total notional amount of $3,138.0 million due to mature between January 18, 2021 and January 18, 2034. The interest rate swaps were used in the ordinary course of the Company’s investments activities to partially mitigate any negative impact of rises in interest rates on the market value of the Company’s fixed income portfolio. During 2020, we unwound the remaining $1,250.0 million of our interest rate swaps. For the twelve months ended December 31, 2020, there was a loss of $81.1 million.
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
As at December 31, 2021, we held foreign exchange contracts that were not designated as hedging under ASC 815 - “Derivatives and Hedging” with a notional amount of $1,545.7 million (2020 — $1,402.3 million). The foreign exchange contracts are recorded as derivatives at fair value in the balance sheet with changes recorded as a change in fair value of derivatives in the statement of operations. For the twelve months ended December 31, 2021, the impact of foreign exchange contracts on net income was a loss of $35.9 million (December 31, 2020 — gain of $16.0 million).
As at December 31, 2021, we held foreign exchange contracts that were designated as hedging under ASC 815 with a notional amount of $143.1 million (2020 — $90.6 million). The foreign exchange contracts are recorded as derivatives at fair value with the effective portion recorded in other comprehensive income and the ineffective portion recorded as a change in fair value of derivatives in the statement of operations. The contracts are considered to be effective and therefore the movement in other comprehensive income representing the effective portion was reflected as a loss of $6.2 million for the twelve months ended December 31, 2021 (December 31, 2020 — gain of $0.3 million).
As the foreign exchange contracts settle, the realized gain or loss is reclassified from other comprehensive income into general administrative and corporate expenses of the statement of operations and other comprehensive income. For the twelve months ended December 31, 2021, the amount recognized within general, administration and corporate expenses for settled foreign exchange contracts was a realized loss of $5.7 million (December 31, 2020 — loss of $3.2 million recognized within general, administrative and corporate expenses).
The change in fair value of derivatives in 2021 was attributable to fixed for floating interest rate swaps that had a loss of $Nil (2020 — loss of $81.1 million), which was partly offset by a loss on foreign exchange contracts of $35.9 million (2020 —gain of $16.0 million ).
Interest expense. Interest expense of $14.3 million in the twelve months ended December 31, 2021 represents the interest due on the 2023 Senior Notes. The decrease in interest charge from $33.9 million in the twelve months ended December 31, 2020 was due to the interest payable on deferred premium payments on the ADC of $19.6 million included within the twelve months ended December 31, 2020.

Realized loss on debt extinguishment. On September 30, 2019, we redeemed the remaining $125.0 million of our 2020 6.00% Senior Notes resulting in a realized loss, or make-whole payment, of $5.5 million.
As at December 31, 2021, Aspen Holdings’ material debt outstanding was our $300 million 4.650% Senior Notes due 2023 (the “2023 Senior Notes”) and a draw down on a credit facility of $100 million payable within 12 months.
Change in fair value of loan notes issued by variable interest entities. There were no loan notes outstanding since the final payment was made to noteholders after commutation of the reinsurance agreement on July 1, 2019 and therefore we recognized a zero change in fair value of loan notes. The $3.1 million change in the value of the loan notes in 2019 represented the proportion of profit generated by Silverton attributable to third-party investors.
Income (loss) before tax. In the twelve months ended December 31, 2021, income before tax was $35.1 million (2020 —loss of $38.0 million).
Income tax expense.  There was an income tax expense for the twelve months ended December 31, 2021 of $5.3 million as well as an income tax expense of $18.4 million in 2020. The effective tax rate (defined as the tax charge or credit, divided by the profit or loss before tax), for the twelve months ended December 31, 2021 on our profit before tax was 15.1% (2020 — (48.4)% ). The effective tax rate is driven by Base Erosion and Anti-abuse Tax in our U.S. operations and foreign taxes on profits in branches of U.K. entities that are subsequently unable to utilize foreign tax credits arising from their branches.
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
Net income/(loss) after tax. We reported a net income after taxes of $29.8 million in 2021 compared to a net loss of $56.4 million in 2020. The difference in net income was primarily due to the $57.0 million improvement in the underwriting result, a reduction in non-operating expenses of $12.1 million and the increase in other income due the contingency gain of $9.7 million in relation to the prior year’s sale of our surety business. The net loss of $56.4 million in 2020 compared to the net loss of $239.5 million in 2019 was primarily as a result an improvement in the underwriting results, a reduction in non-operating expenses and the increase in other income due to the gain on the sale of our renewal rights to our surety insurance book of business to a third party, totaling $43.1 million, offset by unfavorable movement in the level of prior year reserve releases, a decrease in underwriting income and an increase in large losses.
Other comprehensive income. Total other comprehensive income decreased by $142.7 million (2020 — $96.4 million increase), net of taxes, for the twelve months ended December 31, 2021. The decrease in total other comprehensive income includes a net unrealized loss of $137.2 million in the available for sale investment portfolio (2020 — $175.1 million net unrealized gain) largely attributable to the impact of rising interest rates on our bond portfolios, a $20.4 million reclassification of net realized gains to net income (2020 — $67.1 million reclassified realized gains), a $6.2 million unrealized loss (2020 — $0.3 million unrealized gain) on the hedged derivative contracts and an unrealized gain in foreign currency translation of $21.4 million (2020 — $11.9 million unrealized loss) largely attributable to the impact from the continued strengthening of the U.S. dollar.

Recent Developments
COVID-19: The ongoing COVID-19 pandemic, and the actions taken by the governments, businesses and individuals in response to the pandemic have resulted in ongoing economic and societal disruption. Our business has adapted to the ongoing COVID-19 pandemic and, while there is still some uncertainty about the outcome of certain existing COVID-19 related claims, our results are not expected to be materially adversely affected by new claims related to COVID-19 in the twelve months ended December 31, 2021 or going forward.
Our exposures are controlled and limited by our insurance and reinsurance contracts, which include specific terms and conditions defining if and how our policies respond to losses arising from the COVID-19 pandemic. However, legislative, regulatory or judicial actions and social influences may seek to extend coverage or payment terms beyond intended contractual obligations or result in an increase in the frequency or severity of claims beyond expected levels. There are ongoing lawsuits and other legal actions challenging the promptness of coverage determinations or the coverage determinations themselves on claims under applicable insurance or reinsurance policies, including, among others, business interruption claims, which could result in increased claims, litigation and related expenses.
For a full discussion of the risks associated with COVID-19, please refer to Item 3D, “Risk Factors — Risks Relating to Recent Developments — The coronavirus pandemic and the responses thereto have already adversely affected our business and operations, and the ultimate effects thereof on our business, our operations and our financial condition and results of operations remain highly uncertain and impossible to predict.”
Russian invasion of Ukraine: On February 24, 2022, Russia launched a full-scale military invasion of Ukraine. As a result of this action, various nations, including the U.S., E.U., U.K. and other jurisdictions, have imposed economic sanctions against Russia. We cannot predict the impact of the invasion and any heightened military conflict, economic impact or geopolitical instability that may follow, including heightened operating risks in the E.U., additional sanctions or counter-sanctions, heightened inflation, cyber disruptions or attacks, and higher energy costs. Any of the foregoing could have a material adverse effect on our business, financial condition, and results of operations.
Inflation: As at March 2022, general economic inflation has increased and there is a risk of inflation remaining elevated for an extended period, the possible effects are referred to within Item 5G, “Operating and Financial Review and Prospects — Effects of Inflation”.
Strategic Initiatives
Loss Portfolio Transfer (“LPT”) Agreement:
On January 10, 2022, Aspen Insurance Holdings Limited and certain of its subsidiaries (“Aspen”) entered into an Amended and Restated Reinsurance Agreement (the “Agreement”) with a subsidiary of Enstar Group Limited (“Enstar”), which amends and restates the Adverse Development Cover Agreement, dated as of March 2, 2020 (the “Original Agreement”), previously entered into between the parties.
Under the Original Agreement, Enstar reinsured losses incurred on or prior December 31, 2019, by providing $770.0 million cover in excess of $3.805 billion retention up to an aggregate limit of $4.575 billion, and an additional $250.0 million of cover in excess of $4.815 billion.
Under the terms of the Agreement, Enstar’s subsidiary will reinsure net losses incurred on or prior to December 31, 2019 on Aspen’s diverse mix of property, liability and specialty lines across the U.S., U.K. and other jurisdictions (the “Subject Business”) having net loss reserves of $3.12 billion as of September 30, 2021. The Agreement provides for a limit of $3.57 billion in consideration for a premium of $3.16 billion, which includes $770.0 million of premium previously paid with respect to reserves ceded under the Original Agreement. This transaction will further positively impact our capital position, freeing up capital and enabling us to further deploy this into the continued attractive market environment.
Completion of the transaction is subject to regulatory approvals and satisfaction of various other closing conditions. The transaction is expected to close in the first half of 2022. If the transaction cannot be completed, the Original Agreement would remain in effect.
Aspen Re America (“ARA”) Renewal Rights:
Reinsurance business assumed by Aspen U.K. was historically underwritten pursuant to a delegated authority arrangement with its U.S. affiliate, Aspen Re America, Inc. (“ARA”), a Delaware corporation registered as a reinsurance intermediary. Effective January 1, 2022, AAIC acquired the renewal rights to the ARA business from Aspen U.K. for $19.0 million. This move enhances our cost of capital efficiency and distribution model, as well as bolsters the efficiency and flexibility of Aspen’s capital, and builds our balance sheet strength. Aspen U.K. will continue to be the primary operating entity through which U.K. property and casualty business and the credit, political risk portfolios written by Aspen Insurance is underwritten (subject to underwriting and operating guidelines). Our U.S. reinsurance underwritten by ARA will no longer use Aspen U.K. for new and renewal business beginning January 1, 2022.
This transaction has no impact on the consolidated group financial statements for the Company, however it is part of Aspen’s strategy to simplify its business model and create operational efficiency.
Increased Lloyd’s Capacity:
Following a successful business planning process with Lloyd’s, Aspen has now received approval to significantly grow the size of our Lloyd’s platform in 2022. This will see us increasing our capacity to £900 million in 2022. This growth has primarily been driven by moving an existing and well-performing portfolio of reinsurance business from Aspen U.K. onto our Lloyd’s platform. Growing our presence in Lloyd’s is a critical part of our overall balance sheet simplification strategy. It also allows us to better utilize the advantages of the Lloyd’s platform, both for capital efficiencies and ease of access.

Underwriting Results by Business Segment
We are organized into two business segments, namely reinsurance and insurance. We have determined our reportable segments, Reinsurance and Insurance, by taking into account the manner in which management makes operating decisions and assesses operating performance. Profit or loss for each of the business segments is measured by underwriting income or loss. Underwriting profit is the excess of net earned premiums over the sum of losses and loss expenses, amortization of deferred policy acquisition costs and general and administrative expenses. Underwriting income or loss provides a basis for management to evaluate the segment’s underwriting performance.
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
We do not allocate our assets by business segment as we evaluate underwriting results of each segment separately from the results of our investment portfolio. Segment profit or loss for each of our business segments is measured by underwriting income or loss. Refer to Item 18, Note 3 of our consolidated financial statements, “Segment Reporting” for information on gross and net premiums written and earned, underwriting income or loss, and combined ratios and reserves for each of our business segments.

Reinsurance
Our reinsurance segment consists of property catastrophe reinsurance, other property reinsurance, casualty reinsurance and specialty reinsurance. For a more detailed description of this segment, refer to Item 4, “Business Overview — Business Segments — Reinsurance” and Item 18, Note 3 of our consolidated financial statements, “Segment Reporting.”
Gross written premiums.  The table below shows our gross written premiums for each line of business in our reinsurance segment for the twelve months ended December 31, 2021, 2020 and 2019 and the percentage change in gross written premiums for each line of business:

	For the Twelve Months Ended December 31,
Lines of Business	2021		2020		2019
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Property catastrophe reinsurance	$376.5	20.7%	$311.8	24.9%	$249.6
Other property reinsurance	473.6	18.5%	399.6	12.0%	356.9
Casualty reinsurance	445.5	14.1%	390.5	32.5%	294.7
Specialty reinsurance	301.4	(45.6)%	554.5	(5.1)%	584.3
Total	$1,597.0	(3.6)%	$1,656.4	11.5%	$1,485.5
The increase in gross written premiums in 2021 compared to 2020 in property catastrophe reinsurance was primarily due to an increase in reinstatement premiums owing to material catastrophe events such as U.S. winter storms, Hurricane Ida and European floods. The increase in gross written premiums in other property reinsurance was primarily due to underlying improvements in pricing, compounded by an increase in reinstatement premium owing to current year catastrophe experience. The increase in gross written premiums in casualty reinsurance was primarily due to material rate improvements in U.S. casualty lines and organic growth. The decrease in gross written premiums in specialty reinsurance was primarily due the sale of our interest in Crop Re to CGB DS, which contributed $334.8 million in gross written premiums in 2020. This has been offset by organic growth within our mortgage business.
Ceded written premiums. Total ceded written premiums in 2021 were $398.0 million, an increase of $39.3 million compared to 2020. The increase in ceded written premiums was due to an increase in the level of reinsurance purchased protecting our property catastrophe reinsurance business lines.

Net premiums earned. Net premiums earned decreased by $168.9 million, or 13.1%, in 2021 compared to 2020 largely due to an increase in ceded premiums as a result of increased cession rates on property catastrophe reinsurance and lower gross written premiums.
Losses and loss adjustment expenses. The loss ratio was 63.0% in 2021, a decrease of 11.4 percentage points compared to 74.4% in 2020. The decrease in the loss ratio was mainly due to $98.3 million increase in reserve releases, offset by an increase in catastrophe losses of $11.0 million and a $7.4 million increase in large losses.
In 2021, our reinsurance segment experienced $255.0 million of net catastrophe losses, including $97.5 million from Hurricane Ida, $61.1 million from U.S. winter storms, $65.7 million from European floods and $30.7 million of other weather-related events. Large losses experienced in our reinsurance segment during 2021 were $21.7 million, comprised of $4.7 million of satellite related losses, $12.5 million of fire damage related losses and $4.5 million of cyber related losses.
In 2020, our reinsurance segment experienced $244.0 million of net catastrophe losses, including $128.7 million of losses from COVID-19, $35.3 million from Hurricane Laura, $9.5 million from California wildfires, $4.7 million from Hurricane Isaias and $65.8 million from other weather-related events. Large losses experienced in our reinsurance segment during 2020 were $14.3 million, comprised of $1.6 million of aviation losses, $4.1 million of fire-related losses, $1.6 million of water damage-related losses and $7.0 million of business interruption losses unrelated to COVID-19.
Prior year reserve releases totaled $134.4 million in the current period compared with $36.1 million in the twelve months ended December 31, 2020. Reserve releases in 2021 were primarily from specialty reinsurance and casualty reinsurance. The reserve releases in 2020 were primarily from casualty reinsurance, property catastrophe reinsurance and specialty reinsurance, partially offset by strengthening on other property reinsurance lines.
Policy acquisition, general and administrative expenses. Amortization of deferred policy acquisition costs were $221.6 million for the twelve months ended December 31, 2021, equivalent to 19.8% of net premiums earned (2020 — $246.0 million or 19.1% of net premiums earned). The increase in the acquisition ratio was due to changes in the mix of business.
Our general and administrative expenses increased by $10.5 million from $110.8 million in 2020 to $121.3 million in 2021. Our general and administrative expense ratio was 10.8% in 2021 compared to 8.6% in 2020 due to an increase in indirect costs such as IT managed services and hosting costs.

Insurance
Our insurance segment consists of casualty and liability insurance, first party and specialty insurance, financial and professional lines insurance and Carbon Syndicate. For a more detailed description of this segment, refer to Item 4, “Business Overview — Business Segments — Insurance” and Item 18, Note 3 of our consolidated financial statements, “Segment Reporting.”
Gross written premiums.  The table below shows our gross written premiums for each line of business for the twelve months ended December 31, 2021, 2020 and 2019 and the percentage change in gross written premiums for each line:

	Twelve Months Ended
Lines of Business (1)	2021		2020		2019
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Casualty and liability insurance	$615.4	19.9%	$513.1	7.9%	$475.6
First party and specialty insurance	807.9	(4.5)%	846.0	(3.2)%	874.1
Financial and professional lines insurance	907.6	32.9%	683.0	12.5%	607.2
Carbon Syndicate (2)	10.5	100.0%	—	—%	—
Total	$2,341.4	14.7%	$2,042.1	4.4%	$1,956.9
____________
(1) Effective January 1, 2021, the insurance segment restructured its principal lines of business due to changes in management structures. The prior periods have been re-presented to ensure consistency of information.
(2) Refers to the premium made from an investment to a new start up, Carbon Syndicate 4747.
The increase in gross written premiums in 2021 compared to 2020 in casualty and liability insurance was attributable to strong performance across retention, rate improvements and new business across our U.S. and U.K. platforms. The increase in gross written premiums in financial and professional lines insurance was largely attributable to stronger professional service market in the current year resulting in increased premium on management and professional liability lines of business and increased lines on major programs. The decrease in gross written premiums in first party and specialty insurance was largely attributable to our decision to cease underwriting in accident and health and international marine and energy liability business which are currently part of our legacy lines. This decrease has been offset by rate increases and new business in U.K. commercial property lines and U.S. programs business.
Ceded written premiums. Total ceded written premiums for 2021 was $952.7 million, an increase of $190.7 million from 2020. Ceded written premiums increased primarily within the financial and professional lines due to increase in gross written premium and consequently increase in the proportion of business ceded to quota share from excess of loss contracts.
Net premiums earned. Net premiums earned increased by $51.9 million, or 4.2%, in 2021 compared to 2020 largely due to increased gross written premium written within the year.
Losses and loss adjustment expenses. The loss ratio in 2021 was 76.5% compared to 71.1% in 2020. The increase in the loss ratio in 2021 was primarily due to a $144.3 million of unfavorable reserve development, from $35.2 million strengthening in 2020 to $179.5 million strengthening in 2021, mainly due to deterioration of legacy lines business including international marine and energy liability and accident and health, plus further deterioration within continuing U.S. primary casualty lines and the recognition of opioid provision. This has been offset by reserve releases on a number of classes following good claims experience and recognition of recoveries on the ADC, increase in net earned premiums of $51.9 million, $14.6 million decrease in large losses and a $45.1 million decrease in catastrophe losses. The loss ratio in 2020 of 71.1% decreased from 73.4% in 2019 due primarily to a $79.2 million decrease in reserve releases, and a $24.5 million increase in large losses. These movements more than offset the impact from a $201.7 million increase in net earned premiums and a $98.7 million increase in catastrophe losses.
In 2021, the insurance segment experienced $71.7 million of net catastrophe losses, due to $25.6 million from U.S. winter storm losses, $23.2 million from Hurricane Ida and $22.9 million from other weather-related events. Large losses experienced during 2021 included $34.6 million, comprised of $13.7 million of fire related losses, $5.9 million of property damage related losses, $6.0 million of crisis related losses and $9.0 million related to cyber crime.
In 2020, the insurance segment experienced $116.8 million of net catastrophe losses, due to $52.5 million from COVID-19 losses and $64.3 million from other weather-related events. Large losses experienced during 2020 included $49.2 million, comprised of $12.9 million of construction related losses, $4.0 million of property damage related losses, $15.3 million of credit risk related losses, $14.5 million of accident and health related losses and $2.5 million related to cyber crime.
In 2021, there was net unfavorable reserve development of $179.5 million compared with $35.2 million in the twelve months ended December 31, 2020. The net unfavorable reserve development was primarily from deterioration of legacy lines business including international marine and energy liability and accident and health, plus further deterioration within continuing U.S. primary casualty lines and the recognition of opioid provision. This has been offset by reserve releases on a number of classes following good claims experience and recognition of recoveries on the ADC.
The reserve strengthening in 2020 was primarily from our first party and specialty and casualty insurance lines. Prior year reserve releases are further discussed under “Reserves for Losses and Loss Adjustment Expenses” below.
Policy acquisition, general and administrative expenses.  Amortization of deferred policy acquisition costs were $192.5 million in 2021, equivalent to 14.9% of net premiums earned (2020 — $219.7 million or 17.7% of net premiums earned). The decrease in the acquisition expense ratio in 2021 compared with 2020 was due to underwriters achieving favorable brokerage terms and higher ceded commission on quota share contracts.
Our general and administrative expenses increased by $14.6 million to $211.8 million in 2021 from $197.2 million in 2020. Our general and administrative expense ratio was 16.4% in 2021 compared to 15.9% in 2020 due to increased IT and staff costs and additional expenses rising from the investment in carbon syndicate.

Balance Sheet
Total cash and investments
As at December 31, 2021 and December 31, 2020, total cash and investments, including accrued interest receivable were $7.8 billion and $7.5 billion, respectively. Total cash and investments increased by cashflow generated by operating activities, $100.0 million inflow of cash from short term credit facilities and additional capital contributed by our parent company Highlands Bermuda Holdco, Ltd. of $45.0 million. Our investment strategy is focused on delivering stable investment income and total return through all market cycles while maintaining appropriate portfolio liquidity and credit quality to meet the requirements of our customers, rating agencies and regulators.
As of December 31, 2021, a significant majority of funds available for investment were deployed in a widely diversified portfolio of high quality, investment grade securities, including U.S. government, corporate and U.S. agency mortgage-backed bonds. We also invest a portion of our portfolio in other investments such as unrated private fixed and floating rate investments and other specialty classes. These securities generally pay a higher rate of interest or return and may have a higher degree of credit or default risk.
Book yield for the year ended December 31, 2021 on the fixed income portfolio (including private investments, short term investments and cash within those portfolios) was 2.10%, a decrease of 24 basis points from 2.34% at December 31, 2020. Our fixed income portfolio duration as at December 31, 2021 was 3.07 years compared to 2.70 years as at December 31, 2020. As at December 31, 2021, the average credit quality of our fixed income portfolio was “AA-,” with 87.3% of the portfolio being rated “A” or higher. The average rating of our mortgage-backed securities was AA+. As at December 31, 2020, the average credit quality of our fixed income portfolio was “AA,” with 85.0% of the portfolio being rated “A” or higher. The average credit quality is calculated using the Bloomberg Barclays Index credit quality methodology.
As at December 31, 2021, the Company had a 2.0% position in real estate funds and a 3.6% position in middle market loans (“MML”) and commercial mortgage loans (“CML”), representing in total 5.6% of our total cash and investments, excluding catastrophe bonds and funds held by variable interest entities (the “Managed Portfolio”). As at December 31, 2020, the Company had a 1.5% position in real estate funds and a 3.6% position in MML and CML representing in total 5.1% of our Managed Portfolio.
Unrealized gains in the available for sale investment portfolio, net of taxes, were $34.6 million as at December 31, 2021, a decrease of $157.9 million from the net $192.5 million unrealized gains as at December 31, 2020.
As at January 1, 2020, we had investments in four entities classified as other investments, equity method: a micro-insurance incubator (“MVI”), Bene Assicurazioni (“Bene”), Digital Risk Resources, LLC (“Digital Re”) and Crop Re. On December 14, 2020, we completed the sale of our interest in Crop Re to CGB DS. As at December 31, 2021, the Company has paid $2.5 million of capital as an equity investment in the holding company of a multi-line reinsurer (“Multi-line Reinsurer”), following the Company having previously, on December 23, 2019, committed $5.0 million as an equity investment. The strategy for the Multi-line Reinsurer is to combine a diversified reinsurance business, focused primarily on long-tailed lines of property and casualty business and, potentially to a lesser extent, life business, with a diversified investment strategy. Refer to Item 18, Note 4 of our consolidated financial statements, “Investments” for further details.
In March, 2021 the Company committed an additional $0.8 million equity contribution to MVI over a 2 year period and paid $0.4 million in the period ending December 31, 2021.
For further information regarding these investments, refer to Item 18, Note 4 of our consolidated financial statements, “Investments.”
On December 20, 2017, the Company committed to, and during 2018 invested $100.0 million as a limited partner to a real estate fund, classified as other investments. As at December 31, 2021, the current fair value of the fund was $129.9 million.
On September 30, 2021, the Company committed and paid in full $20.0 million as a limited partner to a third party managed real estate fund. The Partnership was established to make equity and equity related investments in multifamily and other commercial real estate properties located in the United States and its territories, with the goal of generating superior risk-adjusted returns. The Partnership seeks to acquire commercial real estate assets including real estate assets (or interests therein) that may have management or operational problems and require improvements or lack sufficient capital, including mortgage loans and development or redevelopment properties. As at December 31, 2021, the current fair value of the fund is $21.4 million, for an aggregate fair value of $151.3 million across both real estate funds.

The composition of our cash and investments as at December 31, 2021 and 2020 is summarized below:

	As at December 31, 2021		As at December 31, 2020
	Estimated Fair Value	Percentage of Total Cash and Investments	Estimated Fair Value	Percentage of Total Cash and Investments
	($ in millions except for percentages)
Fixed Income Securities — Available for Sale
U.S. government	$1,084.3	13.8%	$1,101.2	14.7%
U.S. agency	21.5	0.3	34.3	0.5
Municipal	82.6	1.1	67.1	0.9
Corporate	2,208.3	28.2	1,826.2	24.3
Non-U.S. government-backed corporate	136.8	1.7	63.4	0.8
Foreign government	250.7	3.2	273.1	3.6
Asset-backed	0.5	—	2.3	—
Non-agency commercial mortgage-backed	6.9	0.1	7.4	0.1
Agency mortgage-backed	1,090.0	13.9	973.1	13.0
Total Fixed Income Securities — Available for Sale	$4,881.6	62.3%	$4,348.1	57.9%
Fixed Income Securities — Trading
U.S. government	116.3	1.5%	120.5	1.6%
Municipal	4.0	0.1	3.5	—
Corporate	96.8	1.2	103.5	1.4
High yield loans	76.9	1.0	9.8	—
Non-U.S. government-backed corporate	13.1	0.2	—	—
Foreign government	34.5	0.4	41.6	0.6
Asset-backed	785.7	10.0	539.1	7.2
Agency mortgage-backed securities	30.2	0.4	37.6	0.5
Total Fixed Income Securities — Trading	$1,157.5	14.8%	$855.6	11.4%
Total other investments, equity method	3.9	0.1	0.9	—
Total other investments (1)	151.3	1.9	109.4	1.5
Total catastrophe bonds — trading	3.4	0.1	18.8	0.3
Privately-held investments — Trading
Commercial mortgage loans	211.5	2.7	163.6	2.2
Middle market loans	65.4	0.8	112.1	1.5
Asset-backed securities	26.6	0.3	18.6	0.2
Equity securities	3.6	—	5.0	0.1
Total privately-held investments — Trading	$307.1	3.8%	$299.3	4.0%
Total short-term investments — available for sale	10.1	0.1	87.8	1.2
Total short-term investments — trading	2.0	0.1	35.4	0.5
Total cash and cash equivalents	1,314.1	16.8	1,747.3	23.2
Total Cash and Investments	$7,831.0	100.0%	$7,502.6	100.0%
Net receivable for securities sold	$(25.2)		$1.4
Accrued interest receivable	30.8		29.3
Total Investable Assets	$7,836.6		$7,533.3
__________________
(1)     Total other investments represents our investments in real estate funds. For further information refer to Item 18, Note 4 our consolidated financial statements, “Investments.”

Our mortgage-backed portfolio is supported by loans diversified across a number of geographic and economic sectors. The following table summarizes the fair value of our mortgage-backed securities by rating and class as at December 31, 2021:

	AAA	AA+ and Below	Total
	($ in millions)
Agency	$—	$1,120.1	$1,120.1
Non-agency commercial	—	7.0	7.0
Total mortgage-backed securities	$—	$1,127.1	$1,127.1
The average rating of our mortgage-backed portfolio was AA+.
Sub-prime securities. We define sub-prime related investments as those supported by, or containing, sub-prime collateral based on creditworthiness. We do not invest directly in sub-prime related securities.
As at December 31, 2021, the Company had invested $3.6 million in equity securities in privately-held investments, as part of the Company’s strategic asset allocation. We had no other investments in equity securities as at December 31, 2021.
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
Valuation of Other Investments. The Company’s other investments represent our investments in real estate funds. Adjustments to the fair values are made based on the net asset value of the investments. The net valuation criteria established by the manager of such investments are established in accordance with the governing documents and the asset manager’s valuation guidelines, which include: the discounted cash flows method and the performance multiple approach, which uses a multiple/capitalization rate derived from market data of comparable companies or assets to produce operating performance metrics. Alternative valuation methodologies may be employed for investments with unusual characteristics.
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
Following the adoption of these ASUs with effect from January 1, 2020, the Company recognized a reduction in the Company’s available-for-sale investment portfolio by $0.6 million, recognizing current expected credit losses adjustment of

$0.6 million through opening retained earnings. As at December 31, 2021 we recognized a credit loss provision of $2.7 million, realizing a loss of $2.5 million within the twelve months ended December 31, 2021.
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
Reserves by segment.  As at December 31, 2021, we had total net loss and loss adjustment expense reserves of $4,313.7 million (December 31, 2020 — $3,970.1 million). This amount represented our best estimate of the ultimate liability for payment of losses and loss adjustment expenses. Of the total gross reserves for unpaid losses of $7,611.8 million at the balance sheet date of December 31, 2021, a total of $3,962.1 million, or 52.1%, represented IBNR claims (December 31, 2020 — $3,887.2 million and 54.3%, respectively). The following tables analyze gross and net loss and loss adjustment expense reserves by business segment as at December 31, 2021 and 2020, respectively:

	As at December 31, 2021
Business Segment	Gross	Reinsurance Recoverable	Net
	($ in millions)
Reinsurance	$3,329.1	$(1,180.7)	$2,148.4
Insurance	4,282.7	(2,117.4)	2,165.3
Total losses and loss expense reserves	$7,611.8	$(3,298.1)	$4,313.7

	At December 31, 2020
Business Segment	Gross	Reinsurance Recoverable	Net
	($ in millions)
Reinsurance	$3,150.6	$(1,054.9)	$2,095.7
Insurance	4,014.7	(2,140.3)	1,874.4
Total losses and loss expense reserves	$7,165.3	$(3,195.2)	$3,970.1
The increase in reinsurance recoverables in 2021 compared with 2020 was due predominantly to the recognition of additional recoveries based on gross losses incurred. Within reinsurance recoverables we have recognized $68.1 million of recoverables on the ADC, of which $58.3 million has been deferred on the balance sheet and has been offset within reinsurance recoverables.
The gross reserves may be further analyzed between outstanding claims and IBNR as at December 31, 2021 and 2020 as follows:

	As at December 31, 2021
	Gross Outstandings	Gross IBNR	Gross Reserve	% IBNR
	($ in millions, except for percentages)
Reinsurance	$1,785.4	$1,543.7	$3,329.1	46.4%
Insurance	1,864.3	2,418.4	4,282.7	56.5%
Total losses and loss expense reserves	$3,649.7	$3,962.1	$7,611.8	52.1%

	As at December 31, 2020
	Gross Outstandings	Gross IBNR	Gross Reserve	% IBNR
	($ in millions, except for percentages)
Reinsurance	$1,541.3	$1,609.3	$3,150.6	51.1%
Insurance	1,736.8	2,277.9	4,014.7	56.7%
Total losses and loss expense reserves	$3,278.1	$3,887.2	$7,165.3	54.3%
Prior year loss reserves.  For the twelve months ended December 31, 2021, there was an overall increase in our estimate of ultimate net claims to be paid in respect of prior accident years. An analysis of this overall net increase/(decrease) by business segment is as follows for each of the twelve months ended December 31, 2021, 2020 and 2019:

	For the Twelve Months Ended
Business Segment	December 31, 2021	December 31, 2020	December 31, 2019
	($ in millions)
Reinsurance	$134.4	$36.1	$54.9
Insurance	(179.5)	(35.2)	(114.4)
Total losses and loss expense reserves changes	$(45.1)	$0.9	$(59.5)
For the twelve months ended December 31, 2021. The analysis of the development by each segment is as follows:
Reinsurance. Net reserve releases of $134.4 million in 2021 were mainly due to releases on casualty reinsurance and specialty reinsurance.
Insurance. Net unfavorable reserve development of $179.5 million in 2021 was primarily from casualty insurance lines and first party specialty lines.
For the twelve months ended December 31, 2020. The analysis of the development by each segment is as follows:
Reinsurance. Net reserve releases of $36.1 million in 2020 were mainly due to releases on casualty reinsurance, property catastrophe reinsurance and specialty reinsurance, partially offset by strengthening on other property reinsurance lines.
Insurance. Net unfavorable reserve development of $35.2 million in 2020 was primarily from our casualty lines.
We did not make any significant changes in methodologies used in our reserving process between 2020 and 2021.
Critical Accounting Policies
We believe that the following are critical accounting policies used in the preparation of our consolidated financial statements. A statement of all the significant accounting policies we use to prepare our financial statements is included in the Notes to the consolidated financial statements. If factors such as those described in Item 3D, “Risk Factors” cause actual events to differ from the assumptions used in applying the accounting policies and calculating financial results, there could be a material adverse effect on our operating results, financial condition and liquidity.
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
Property treaty pro rata contributed significantly to our reinsurance segment where we wrote $319.6 million in gross written premium in 2021 (2020 — $285.1 million), or 20.0% of the gross written premiums in our reinsurance segment, of which $31.3 million was estimated (2020 — $5.0 million) and $288.3 million was reported by the cedants (2020 — $280.1 million). Excluding the impact of costs, such as reinsurance premiums and operating expenses, we estimate that the impact of a $1.0 million increase/decrease in our estimated gross written premiums in our property treaty pro rata business would increase/decrease net income before tax by approximately $0.1 million for the year ended December 31, 2021 (2020 — $0.1 million increase/decrease).
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
We anticipate that ultimate premiums might reasonably be expected to vary by up to 5% as a result of variations in one or more of the assumptions described above, although larger variations are possible. Based on gross written premiums of $319.6 million (2020 — $285.1 million) in our property reinsurance treaty pro rata account as at December 31, 2021, a variation of 5% could increase or reduce net income before tax by approximately $0.2 million (2020 — $Nil).

Earned premiums.  Premiums are recognized as earned over the policy exposure periods. The premium related to the unexpired portion of each policy at the end of the reporting period is included in the balance sheet as unearned premiums.
Accounting for retroactive reinsurance agreements: Retroactive reinsurance agreements are reinsurance agreements under which a reinsurer agrees to reimburse the Company as a result of past insurable events. For these agreements, the excess of the amounts ultimately collectible under the agreement over the consideration paid is recognized as a deferred gain liability which is amortized into income over the settlement period of the ceded reserves once the paid losses have exceeded the minimum retention. The amount of the deferral is recalculated each period based on actual loss payments and updated estimates of ultimate losses. If the consideration paid exceeds the ultimate losses collectible under the agreement, the net loss on the retroactive reinsurance agreement is recognized within income immediately.
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

B. Liquidity and Capital Resources
Liquidity
Liquidity is a measure of a company’s ability to generate cash flows sufficient to meet short-term and long-term cash requirements of its business operations. Management monitors the liquidity of Aspen Holdings and of each of its Operating Subsidiaries and arranges credit facilities to enhance short-term liquidity and capital resources on a stand-by basis. As a holding company, Aspen Holdings relies on dividends and other distributions from its Operating Subsidiaries to provide cash flow to meet ongoing cash requirements, including claims settlements, any future debt service payments and other expenses, and to pay dividends, if any, to our preference and ordinary shareholders.
As at December 31, 2021, Aspen Holdings held $87.5 million (December 31, 2020 — $91.9 million) of cash, cash equivalents and investments. Management considers the current cash and cash equivalents, together with dividends declared or expected to be declared by subsidiary companies and our credit facilities, sufficient to appropriately satisfy the liquidity requirements of Aspen Holdings. Aspen Holdings’ liquidity depends on dividends, capital distributions and interest payments from our Operating Subsidiaries. Aspen Holdings also has recourse to the credit facility described under “Letter of Credit Facilities” below.
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
Operating Subsidiaries. As at December 31, 2021, the Operating Subsidiaries held $1,156.8 million (December 31, 2020 — $1,600.2 million) in cash and short-term investments that are readily realizable securities. Management monitors the value, currency and duration of cash and investments held by the Operating Subsidiaries to ensure they are able to meet their insurance and other liabilities as they become due and was satisfied that there was a comfortable margin of liquidity as at December 31, 2021 and for the foreseeable future.
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
The liquidity of our Operating Subsidiaries is also affected by the terms of our contractual obligations to policyholders and by undertakings to certain regulatory authorities to facilitate the issue of letters of credit or maintain certain balances in trust funds for the benefit of policyholders, or restricted for other reasons. The following table shows the forms of collateral or other security provided in respect of these obligations and undertakings as at December 31, 2021 and December 31, 2020:

	As at December 31, 2021	At December 31, 2020
	($ in millions, except percentages)
Regulatory trusts and deposits:
Affiliated transactions	$891.3	$1,027.9
Third party	3,099.7	2,762.2
Letters of credit / guarantees	539.8	516.8
Total restricted assets (excluding illiquid assets)	4,530.8	4,306.9
Other investments — real estate funds (illiquid assets)	151.3	109.4
Total restricted assets and illiquid assets	$4,682.1	$4,416.3
Total as percent of cash and invested assets	59.7%	58.6%
Refer to Item 18, Note 20(a), “Commitments and Contingencies — Restricted Assets” of our consolidated financial statements for further detail on our trust fund balances which we are required to maintain in accordance with contractual obligations to policyholders and in compliance with regulatory requirements.
Consolidated cash flows for the twelve months ended December 31, 2021. Total net cash flow generated in operations for the twelve months ended December 31, 2021 was $524.7 million, an increase in cash from the equivalent period in 2020. The increase in cash generated in operations for the twelve months ended December 31, 2021 was mainly attributable to the cash outflow in 2020 due to the purchase of the adverse development cover. We paid net claims of $1,309.8 million in 2021 and utilized cash of $950.3 million for investing during the period.
Cash flow from financing activities were $0.5 million, including additional capital contribution of $45.0 million, offset by preference share dividends of $44.5 million. At December 31, 2021, we had a balance of cash and cash equivalents of $1,314.1 million.
Consolidated cash flows for the twelve months ended December 31, 2020. Total net cash flow used in operations for the twelve months ended December 31, 2020 was $672.7 million, a $334.9 million increase in cash used from the equivalent period in 2019. The increase in cash used in operations for the twelve months ended December 31, 2020 was mainly attributable the purchase of the adverse development cover. For the twelve months ended December 31, 2020, the cash flows used in operations required funds to be realized from the investment portfolio. We paid net claims of $1,764.6 million in 2020, and generated cash inflows of $1,151.2 million from investing during the period.

Capital Resources
We maintain our capital at an appropriate level as determined by our internal risk appetite and the financial strength required by our customers, regulators and rating agencies. We monitor and review the Aspen Group and the Operating Entities’ capital and liquidity positions on an ongoing basis. The following table shows our capital structures as at December 31, 2021 compared to December 31, 2020:

	As at December 31, 2021	At December 31, 2020
	($ in millions)
Share capital, additional paid-in capital, retained income and accumulated other comprehensive income attributable to ordinary shareholders (1)	$2,021.3	$2,133.7
Preference shares (liquidation preferences net of issue costs)	753.5	753.5
Long-term debt	299.9	299.9
Total capital	$3,074.7	$3,187.1
____________________
(1) Total shareholders’ equity has been corrected by $(110.4) million as at December 31, 2020, split between retained earnings and accumulated other comprehensive income totaling $(28.5) million and $(81.9) million, respectively. Refer to Item 18, Note 26 of our consolidated financial statements, “Correction of Immaterial Errors” for more information.
As at December 31, 2021, total shareholders’ equity was $2,774.8 million compared to $2,887.2 million as at December 31, 2020. Our total shareholders’ equity as at December 31, 2021 includes three classes of preference shares with a total value as measured by their respective liquidation preferences of $753.5 million net of share issuance costs (December 31, 2020 — $753.5 million, three classes of preference shares).
Our preference shares are classified in our balance sheet as equity but may receive a different treatment in some cases under the capital adequacy assessments made by certain rating agencies. Such securities are often referred to as “hybrids” as they have certain attributes of both debt and equity. Management monitors the ratio of the total of debt and hybrids to total capital which was 34.3% as of December 31, 2021 (December 31, 2020 — 33.1%). Total capital is defined as being shareholders’ equity plus outstanding debt and excluding loan notes issued by variable interest entities.
As at December 31, 2021, Aspen Holdings’ material debt outstanding was our 2023 Senior Notes and a draw down on a credit facility of $100 million payable within 12 months. As at December 31, 2021 and 2020, the value of debt less amortization expenses was $299.9 million and $299.9 million, respectively.
Management monitors the ratio of debt to total capital which was 9.8% as at December 31, 2021 (December 31, 2020 — 9.4%).
The principal capital management transaction during 2021 was as follows:
• During the fourth quarter of 2021, our parent company Highlands Bermuda Holdco, Ltd. contributed additional capital totaling $45.0 million.
The principal capital management transaction during 2020 was as follows:
•During the fourth quarter of 2020, our parent company Highlands Bermuda Holdco, Ltd. contributed additional capital totaling $268.0 million.
Access to capital.  Our business operations are in part dependent on our financial strength, the opinions of the independent rating agencies thereof as discussed elsewhere in this report and the market’s perception thereof, as measured by total shareholders’ equity, which was $2,774.8 million as at December 31, 2021 (December 31, 2020 — $2,887.2 million). Our ability to access the capital markets is dependent on, among other things, our operating results, market conditions and our perceived financial strength. We regularly monitor our capital and financial position, as well as investment and securities market conditions, both in general and with respect to Aspen Holdings’ securities. Our preference shares and depositary shares are listed on the NYSE.
Letter of Credit Facilities. Refer to Item 18, Note 23 of our consolidated financial statements, “Credit Facility and Long-term Debt” for discussion of our credit agreements and letter of credit facilities.

C. Research and Development, Patents and Licenses, etc.
Not applicable.
D. Trend Information
Throughout 2021 and into 2022, the (re)insurance market experienced rate increases. Although the (re)insurance market remains competitive and there remains no shortage of available capital, market conditions and rates are strengthening, which we expect to continue. Our own capital base has been bolstered by the $45.0 million capital contributions received from our shareholder in the fourth quarter of 2021. As the rate environment improves, we will continue to seek opportunities to deploy capital most efficiently to achieve attractive risk-adjusted returns. We have repositioned our portfolio during the last several years and believe our business is well-positioned for the current market environment. We also believe that steps we have taken in recent years to streamline our operations and manage expenses combined with this improving rate environment will help us increase our underwriting margins. We remain focused, however, on identifying and capitalizing on adequately priced business without sacrificing underwriting discipline.
COVID-19 is expected to continue to impact global markets. Refer to Item 3D, “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” included in this report.

E. Critical Accounting Estimates
Our consolidated financial statements contain certain amounts that are inherently subjective in nature and require management to make assumptions and best estimates to determine the reported values. We believe that the following critical accounting estimates are the most significant estimates used in the preparation of our consolidated financial statements.
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
IBNR Reserves.  The need for IBNR reserves arises from time lags between when a loss occurs and when it is actually reported and settled. By definition, we do not have specific information on IBNR claims so they need to be estimated by actuarial methodologies. IBNR reserves are therefore generally calculated at an aggregate level and cannot generally be identified as reserves for a particular loss or contract. We calculate IBNR reserves by class of business within each line of business. Where appropriate, analyses may be conducted on sub-sets of a class of business. IBNR reserves are calculated by projecting our ultimate losses on each class of business and subtracting paid losses and case reserves. IBNR reserves also cover the anticipated cost of claims incurred but not reported, within this we also include any potential development of reported claims. Over recent years, we have begun to place greater reliance on our actual actuarial experience for our long-tail lines of business that we have written since our inception in 2002. We believe that our earliest accident years are now capable of providing us with meaningful actuarial indications. Estimates and judgments for new insurance and reinsurance lines of business are more difficult to make than those made for more mature lines of business because we have more limited historical information through December 31, 2021.
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
Selection of Reported Gross Reserves. The Reserve Committee signs off on the group-level reserve margin, which reflects, amongst other matters, key areas of reserving uncertainty within the group actuarial central estimate. The reserve margin is factored into the management best estimate, which provides the basis for management’s recommendation to the Audit Committee and the Board regarding the reserve amounts to be recorded in the financial statements.
As at December 31, 2021, the Reserve Committee was chaired by the Group Chief Actuarial Officer and its membership includes members of senior management from various functions of the business.
Each significant class of business is reviewed in detail by management through its Reserve Committee at least once a year. The timing of such reviews varies throughout the year. Additionally, we review the emergence of actual losses relative to expectations every fiscal quarter for all classes of business. If warranted from this analysis, we may accelerate the timing of our detailed actuarial reviews.
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
These factors are incorporated in the recommended actuarial central estimate to which management overlays a margin. We take all reasonable steps to ensure that we utilize all appropriate information and actuarial techniques in establishing our IBNR reserves. However, given the uncertainty in establishing claims liabilities, it is likely that the final outcome will prove to be different from the original provision established at the balance sheet date. Changes to our previous estimates of prior period loss reserves impact the reported calendar year underwriting results by worsening our reported results if the prior year reserves prove to be deficient or improving our reported results if the prior year reserves prove to be redundant. As at December 31, 2021, a 5% change in the gross reserve for IBNR losses would have equated to a change of approximately $198.1 million in loss reserves which would represent 564.4% of income before income tax for the twelve months ended December 31, 2021. As at December 31, 2020, a 5% change in the gross reserve for IBNR losses would have equated to a change of approximately

$194.4 million in loss reserves which would represent 511.6% of loss before income tax for the twelve months ended December 31, 2020. A 5% change in our net loss reserves equates to $215.7 million and represents 7.8% of shareholders’ equity as at December 31, 2021.
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
Effect if Actual Results Differ From Assumptions. Given the risks and uncertainties associated with the process for estimating reserves for losses and loss expenses, management has performed an evaluation of the potential variability in loss reserves and the impact this variability may have on reported results, financial condition and liquidity. Because of the inherent uncertainties discussed above, we have developed a reserving philosophy which attempts to incorporate prudent assumptions and estimates.
Management’s best estimate of the net reserve for losses and loss expenses as at December 31, 2021 was $4,313.7 million. The following tables show the effect on estimated net reserves for losses and loss expenses as at December 31, 2021 of a change in two of the most critical assumptions in establishing reserves: (i) loss emergence patterns, accelerated or decelerated by three and six months; and (ii) expected loss ratios varied by plus or minus five and ten percent. Accelerated loss emergence patterns indicates a higher development percentage of losses, therefore requiring lower IBNR than previously expected and hence resulting in a lower ultimate.
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

Net reserve for losses and loss expenses as at December 31, 2021 — Sensitivity to loss emergence patterns

Change in assumption	Reserve for losses and loss expenses
($ in millions)
Six month acceleration	$4,098.2
Three month acceleration	$4,197.9
No change (selected)	4,313.7
Three month deceleration	$4,447.9
Six month deceleration	$4,623.0
Net reserve for losses and loss expenses as at December 31, 2021 — Sensitivity to expected loss ratios

Change in assumption	Reserve for losses and loss expenses
($ in millions)
10% favorable	$4,034.0
5% favorable	$4,173.9
No change (selected)	4,313.7
5% unfavorable	$4,453.5
10% unfavorable	$4,593.4

The most significant variance in the above scenarios (i.e., a 10% unfavorable movement in expected loss ratios) would have the effect of increasing losses and loss expenses by $279.7 million.
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
The Company considers prices for other securities that may not be as actively traded which are priced via pricing services, vendors and broker-dealers, or with reference to interest rates and yield curves, to be derived based on inputs that are observable for the asset, either directly or indirectly,
The Company considers securities, other financial instruments, privately-held investments and derivative insurance contracts subject to fair value measurement whose valuation is derived by internal valuation models to be based largely on unobservable inputs. Unobservable inputs are assumptions used by the Company using the best available information at the time of making these valuation assumptions. Level 3 financial instruments have the least use of observable market inputs used to determine fair value. As at December 31, 2021, the Company classified privately-held investments of $307.1 million as Level 3 as a result of significant unobservable inputs used to determine fair value.
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

The Company’s other investments represent our investments in real estate funds. Adjustments to the fair values are made based on the net asset value of the investments. The net valuation criteria established by the manager of such investments are established in accordance with the governing documents and the asset manager’s valuation guidelines, which include: the discounted cash flows method and the performance multiple approach, which uses a multiple derived from market data of comparable companies or assets to produce operating performance metrics. Alternative valuation methodologies may be employed for investments with unusual characteristics.
See also Quantitative and Qualitative disclosures about Market Risk in Item 11 of this report for further details on interest rate and credit spread risk and a sensitivity analysis of interest rate on the valuation of the Company’s investment.

Tabular Disclosure of Contractual Obligations
The following table summarizes our contractual obligations (other than our obligations to employees and our Preference Shares) under long-term debt, operating leases (net of subleases) and reserves relating to insurance and reinsurance contracts as at December 31, 2021:

	2022	2023	2024	2025	2026	Later Years	Total
	($ in millions)
Operating lease obligations	$17.0	$17.0	$16.5	$16.1	$15.3	$61.8	$143.7
Long-term debt obligations(1)	—	300.0	—	—		—	300.0
Reserves for losses and LAE(2)	2,055.2	1,446.2	989.5	761.2	532.8	1,826.9	7,611.8
Total	$2,072.2	$1,763.2	$1,006.0	$777.3	$548.1	$1,888.7	$8,055.5
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
We also seek to take into account the projected impact of inflation on the likely actions of central banks in the setting of short-term interest rates and consequent effects on the yields and prices of fixed interest securities. As at February 2022, general economic inflation has increased and there is a risk of inflation remaining elevated for an extended period, which may impact the performance of our investment portfolio or have other adverse effects. In particular, rising inflation, interest rates and bond yields may result in a decrease in the market value of certain of our fixed interest investments. Refer to Item 3D, “Risk Factors — Market and Liquidity Risks — Our results of operations and investment portfolio may be materially affected by conditions impacting the level of interest rates in the global capital markets and major economies, such as central bank policies in interest rates and the rate of inflation.”

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

	As at December 31, 2021	As at December 31, 2020
	($ in millions)
Total shareholders’ equity (1)	$2,774.8	$2,887.2
Preference shares less issue expenses	(753.5)	(753.5)
Average adjustment	55.2	(260.3)
Average equity	$2,076.5	$1,873.4

Net income/(loss) after tax as reported(1)	29.8	(56.4)
Preference share dividends	(44.5)	(44.5)
Net (loss) available to ordinary shareholders	(14.7)	(100.9)

Net (loss), adjusted for preference share dividends, on average equity	(0.7)%	(5.4)%
______________

(1) Net loss for the twelve months ended December 31, 2020 has been corrected downward by $(16.3) million and total shareholders’ equity has been corrected downward by $(110.4) million as at December 31, 2020, split between retained earnings and accumulated other comprehensive income totaling $(28.5) million and $(81.9) million, respectively. Refer to Item 18, Note 26 of our consolidated financial statements, “Correction of Immaterial Errors” for more information.

Loss Ratio is the sum of current year net losses, catastrophe losses and prior year reserve strengthening/(releases) as a percentage of net earned premiums.

Adjusted loss ratio is a non-GAAP financial measure which includes the full economic benefit of the deferred gain on prior year reserve development for which we have ceded the risk under retroactive reinsurance agreements Aspen believes that the presentation of adjusted loss ratios supports the economic benefit of the adverse development covers on the underlying performance of the business. Adjusted loss ratio is calculated by adjusting the losses and loss adjustment expenses by the movement in deferred gain on retroactive contracts and dividing by net earned premiums.

Adjusted Accident year loss ratio is a non-GAAP financial measure and is calculated by dividing net losses, adjusted for the full economic benefit of the deferred gain and excluding prior year reserve movements, by net earned premiums.

Aspen has defined major 2021 catastrophe losses as losses associated with Texas winter storms, Hurricane Ida, European floods and other weather-related events. Catastrophe losses in 2020 were defined as losses associated with COVID-19, Hurricanes Isaias and Laura, wildfires in California and other weather-related events.

	Twelve Months Ended December 31, 2021
Adjusted loss ratio	Reinsurance		Insurance		Total
	($ in millions)	%	($ in millions)	%	($ in millions)	%
Net earned premium	$1,118.8		$1,291.7		$2,410.5

Losses excluding catastrophes and prior year reserve movements	584.6	52.2%	736.9	57.0	1,321.5	54.7%
Catastrophe losses	255.0	22.8	71.7	5.6	326.7	13.6
Prior year reserve movements	(134.4)	(12.0)	179.5	13.9	45.1	1.9
Losses and loss adjustment expenses/ Loss ratio (%)	$705.2	63.0%	$988.1	76.5%	$1,693.3	70.2%

Add: Movement in deferred gain on retroactive contracts (1)	(41.4)	(3.7)%	(16.9)	(1.3)%	(58.3)	(2.4)%
Adjusted losses and loss adjustment expenses/ Adjusted loss ratio (%)	$663.8	59.3%	$971.2	75.2%	$1,635.0	67.8%
(1) The ADC agreement has been allocated to segments in line with the agreement and premiums paid.

	Twelve Months Ended December 31, 2020
Adjusted loss ratio	Reinsurance		Insurance		Total
	($ in millions)	%	($ in millions)	%	($ in millions)	%
Net earned premium	$1,287.7		$1,239.8		$2,527.5

Losses excluding catastrophes and prior year reserve movements	750.7	58.3%	730.2	58.9%	1,480.9	58.6%
Catastrophe losses (including COVID)	244.0	18.9	116.8	9.4	360.8	14.2
Prior year reserve movements	(36.1)	(2.8)	35.2	2.8%	(0.9)	—
Losses and loss adjustment expenses Loss ratio (%)	$958.6	74.4%	$882.2	71.1%	$1,840.8	72.8%

Add: Movement in deferred gain on retroactive contracts	—%	—%	—%	—%	—%	—%
Adjusted losses and loss adjustment expenses Adjusted loss ratio (%)	$958.6	74.4%	$882.2	71.1%	$1,840.8	72.8%

Retention ratio is a non-GAAP financial measure and is calculated by dividing net written premiums by gross written premiums.

	Twelve Months Ended December 31, 2021			Twelve Months Ended December 31, 2020
Retention ratio	Reinsurance	Insurance	Total	Reinsurance	Insurance	Total
	($ in millions)
Gross written premium	$1,597.0	$2,341.4	$3,938.4	$1,656.4	$2,042.1	$3,698.5
Net written premium	$1,199.0	$1,388.7	$2,587.7	$1,297.7	$1,280.1	$2,577.8
Retention ratio	75.1%	59.3%	65.7%	78.3%	62.7%	69.7%

Book yield is a non-GAAP financial measure. Book yield is the interest rate earned, at the time of purchase of the fixed income instrument at market value, assuming the bond is held to maturity and all coupon and principal payments are made on schedule.

General Insurance:

Underwriting profit or loss/ gain or loss is a non-GAAP financial measure. Profit or loss for each of the business segments is measured by underwriting profit or loss. Underwriting profit or loss is the excess of net earned premiums over the underwriting expenses. Underwriting expenses is the sum of losses and loss adjustment expenses, amortization of deferred policy acquisition costs and general and administrative expenses. Underwriting profit or loss provides a basis for management to evaluate the segment’s underwriting performance.

Adjusted underwriting profit or loss/gain or loss is the excess of net earned premiums over the adjusted underwriting expenses. Adjusted underwriting expenses is the sum of losses and loss adjustment expenses, including the deferred gain on prior year reserve development for which we have ceded the risk under retroactive reinsurance agreements, amortization of deferred policy acquisition costs and general and administrative expenses.

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

Combined ratio is the sum of the loss ratio and general and administrative expense ratio. The loss ratio is calculated by dividing losses and loss adjustment expenses by net earned premiums. The expense ratio is calculated by dividing the sum of amortization and deferred policy acquisition costs and general and administrative expenses, by net earned premiums.

Accident year combined ratio is a non-GAAP financial measure and is calculated by dividing net losses excluding prior year reserve movements by net earned premiums and including the general and administrative expense ratio.

Adjusted combined ratio is the sum of the adjusted loss ratio and general and administrative expense ratio. The adjusted loss ratio is calculated by dividing the adjusted losses and loss adjustment expenses by net earned premiums. The expense ratio is calculated by dividing the sum of amortization and deferred policy acquisition costs and general and administrative expenses, by net earned premium.

Combined ratios differ from U.S. statutory combined ratios primarily due to the deferral of certain third-party acquisition expenses for GAAP reporting purposes and the use of net premiums earned rather than net premiums written in the denominator when calculating the acquisition expense and the general and administrative expense ratios.

Adjusted Combined Ratio	Twelve Months Ended December 31, 2021
(in US$ millions except where stated)	Reinsurance	Insurance	Total

Net earned premium	$1,118.8	$1,291.7	$2,410.5

Losses and loss adjustment expenses	705.2	988.1	1,693.3
Amortization and deferred policy acquisition costs	221.6	192.5	414.1
General and administrative expenses	121.3	211.8	333.1
Underwriting expenses	1,048.1	1,392.4	2,440.5

Underwriting profit / (loss)	70.7	(100.7)	(30.0)

Combined ratio	93.6%	107.8%	101.2%

Adjustments to underwriting expenses
Add: movement in deferred gain on retroactive contracts	(41.4)	(16.9)	(58.3)
Adjusted underwriting expenses	1,006.7	1,375.5	2,382.2
Adjusted underwriting result	112.1	(83.8)	28.3
Adjusted combined ratio	90.0%	106.5%	98.8%

Adjusted Combined Ratio	Twelve Months Ended December 31, 2020
(in US$ millions except where stated)	Reinsurance		Insurance		Total

Net earned premium	$1,287.7		$1,239.8		$2,527.5

Losses and loss adjustment expenses	958.6		882.2		1,840.8
Amortization and deferred policy acquisition costs	246.0		219.7		465.7
General and administrative expenses	110.8		197.2		308.0
Underwriting expenses	1,315.4		1,299.1		2,614.5

Underwriting loss	(27.7)		(59.3)		(87.0)

Combined ratio	102.1%		104.7%		103.4%

Adjustments to underwriting expenses
Add: movement in deferred gain on retroactive contracts	—		—		—
Adjusted underwriting expenses	1,315.4		1,299.1		2,614.5
Adjusted underwriting loss	(27.7)	—	(59.3)	—	(87.0)
Adjusted combined ratio	102.1%		104.7%		103.4%

The following tables present supplementary financial information regarding our two reporting segments, Reinsurance and Insurance, as at December 31, 2021 and December 31, 2020, to show the impact on our financial performance from the business which we have ceased underwriting and has been classified as “Legacy”. “Legacy” business in the 2020 table has been represented on a like for like basis, meaning all the same lines of business have been included as Legacy in both the 2021 and 2020 tables, notwithstanding that certain lines of business were not yet classified as Legacy as at December 31, 2020 (e.g. U.S. food and beverage product recall business).We believe this presentation provides for a more complete understanding of the impact that these lines of business have had on our underlying performance.

	Twelve Months Ended December 31, 2021
	Reinsurance				Insurance
	Ongoing Reinsurance	Legacy (1)	Reinsurance Total	Ongoing Insurance	Legacy (2)	Insurance Total	Group Total

Net earned premiums	1,080.2	38.6	1,118.8	1,256.9	34.8	1,291.7	2,410.5
Losses and loss adjustment expenses	700.4	4.8	705.2	868.1	120.0	988.1	1,693.3
Amortization of deferred policy acquisition expenses	202.5	19.1	221.6	168.9	23.6	192.5	414.1
General and administrative expenses	118.6	2.7	121.3	210.2	1.6	211.8	333.1
Underwriting gain/(loss)	$58.7	$12.0	$70.7	$9.7	$(110.4)	$(100.7)	$(30.0)

Corporate expenses							(64.3)
Non-operating expenses (3)							(20.6)
Net investment income							147.5
Realized and unrealized investment gains							56.2
Realized and unrealized investment losses							(47.4)
Change in fair value of derivatives							(35.9)
Interest expense on long term debt							(14.3)
Net realized and unrealized foreign exchange gains							40.0
Other income							14.7
Other expenses							(10.8)
Income before tax							35.1
Income tax (expense)							(5.3)
Net income							$29.8
Ratios
Loss ratio	64.8%	12.4%	63.0%	69.1%	344.8%	76.5%	70.2%
Policy acquisition expense ratio	18.7%	49.5%	19.8%	13.4%	67.8%	14.9%	17.2%
General and administrative expense ratio (4)	11.0%	7.0%	10.8%	16.7%	4.6%	16.4%	13.8%
Expense ratio	29.7%	56.5%	30.6%	30.1%	72.4%	31.3%	31.0%
Combined ratio	94.5%	68.9%	93.6%	99.2%	417.2%	107.8%	101.2%
Accident Year Combined Ratio
Combined ratio	94.5%	68.9%	93.6%	99.2%	417.2%	107.8%	101.2%
Prior year loss development	11.1%	37.7%	12.0%	(6.3)%	(289.0)%	(13.9)%	(1.9)%
Accident year combined ratio	105.6%	106.6%	105.6%	92.9%	128.2%	93.9%	99.3%
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

(2) Legacy (insurance) represents:
(i) U.S. food and beverage product recall business, the renewal rights to which was sold to a third party in December 2020;
(ii U.S. surety business, which in July 2020 was subject to a renewal rights transaction;
(iii) includes international marine and energy liability products, and our global accident and health line of business, which, following a strategic review of our underwriting portfolio that began in December 2019, we determined to cease underwriting and started to wind down in February 2020 and March 2020, respectively;
(iv) professional liability and property and casualty coverages for small to medium sized U.K.-based businesses that was bound through our managing general agent, Aspen Risk Management Limited that we placed into runoff during Q3 2019;
(v) international cargo insurance that we ceased underwriting during Q4 2018;
(vi) our aviation line of business, which we decided to cease underwriting during Q3 2018;
(vii) marine hull insurance written through the Lloyd’s platform that we ceased underwriting during Q3 2018;

(viii) international property insurance previously written via a joint underwriting initiative that we ceased underwriting during Q1 2017; and
(ix) employers and public liability lines previously written that we ceased underwriting during Q4 2015.

(3) Non-operating expenses includes $19.3 million of costs related to severance, retention awards, amortization of intangible assets and other costs, $0.4 million of impairment charges related to lease assets and $0.9 million of other non-operating expenses.

(4) The general and administrative expense ratio in the total column excludes corporate and non-operating expenses.

	Twelve Months Ended December 31, 2020
	Reinsurance			Insurance
	Ongoing Reinsurance	Legacy (1)	Reinsurance Total	Ongoing Insurance	Legacy (2)	Insurance Total	Group Total

Net earned premiums	1,004.1	283.6	1,287.7	1,077.0	162.8	1,239.8	2,527.5
Losses and loss adjustment expenses	711.9	246.7	958.6	728.2	154.0	882.2	1,840.8
Amortization of deferred policy acquisition expenses	216.0	30.0	246.0	171.6	48.1	219.7	465.7
General and administrative expenses	107.3	3.5	110.8	178.1	19.1	197.2	308.0
Underwriting (loss)/gain	$(31.1)	$3.4	$(27.7)	$(0.9)	$(58.4)	$(59.3)	$(87.0)

Corporate expenses							(70.2)
Non-operating expenses (3)							(32.7)
Net investment income							154.6
Realized and unrealized investment gains							98.5
Realized and unrealized investment losses							(27.4)
Change in fair value of derivatives							(65.1)
Interest expense on long term debt							(33.9)
Net realized and unrealized foreign exchange (losses)							(13.8)
Other income							49.8
Other expenses							(10.8)
(Loss) before tax							(38.0)
Income tax (expense)							(18.4)
Net (loss)							$(56.4)
Ratios
Loss ratio	70.9%	87.0%	74.4%	67.6%	94.6%	71.1%	72.8%
Policy acquisition expense ratio	21.5%	10.6%	19.1%	15.9%	29.5%	17.7%	18.4%
General and administrative expense ratio (4)	10.7%	1.2%	8.6%	16.5%	11.7%	15.9%	12.2%
Expense ratio	32.2%	11.8%	27.7%	32.4%	41.2%	33.6%	30.6%
Combined ratio	103.1%	98.8%	102.1%	100.0%	135.8%	104.7%	103.4%
Accident Year Combined Ratio
Combined ratio	103.1%	98.8%	102.1%	100.0%	135.8%	104.7%	103.4%
Prior year loss development	3.4%	0.8%	(2.8)%	(0.5)%	(18.3)%	2.8%	0.0%
Accident year combined ratio	106.5%	99.6%	99.3%	99.5%	117.5%	107.5%	103.4%
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

(2) Legacy (insurance) represents:
(i) U.S. food and beverage product recall business, the renewal rights to which was sold to a third party in December 2020;
(ii U.S. surety business, which in July 2020 was subject to a renewal rights transaction;
(iii) includes international marine and energy liability products, and our global accident and health line of business, which, following a strategic review of our underwriting portfolio that began in December 2019, we determined to cease underwriting and started to wind down in February 2020 and March 2020, respectively;
(iv) professional liability and property and casualty coverages for small to medium sized U.K.-based businesses that was bound through our managing general agent, Aspen Risk Management Limited that we placed into runoff during Q3 2019;
(v) international cargo insurance that we ceased underwriting during Q4 2018;
(vi) our aviation line of business, which we decided to cease underwriting during Q3 2018;
(vii) marine hull insurance written through the Lloyd’s platform that we ceased underwriting during Q3 2018;
(viii) international property insurance previously written via a joint underwriting initiative that we ceased underwriting during Q1 2017; and
(ix) employers and public liability lines previously written that we ceased underwriting during Q4 2015.

(3) Non-operating expenses includes $18.2 million of costs related to severance, retention awards, amortization of intangible assets and other costs, $12.9 million of impairment charges related to lease assets as a result of sub-leasing certain office space and $1.6 million of other non-operating expenses.

(4) The general and administrative expense ratio in the total column excludes corporate and non-operating expenses.

Item 6.        Directors, Senior Management and Employees
A. Directors and Senior Management
The following are the directors and senior management of the Company as of the date of this report.

Name	Position with the Company	Date Appointed
Directors
Mark Cloutier	Group Chief Executive Officer, Executive Chairman of the Board and Chair of the Risk Committee	February 2019
Albert J. Beer	Director, Member of Audit, Conflicts and Risk Committees	July 2019(1)
Joshua Black	Director, Member of Risk Committee	February 2019
Theresa Froehlich	Director, Chair of Conflicts Committee and Member of Investment Committee	June 2020
Alex Humphreys	Director, Member of Risk and Investment Committees	February 2019
Richard Lightowler	Director, Chair of Audit Committee	December 2020
Gernot Lohr	Director	February 2019
Tammy L. Richardson-Augustus	Director, Chair of Investment Committee and Member of Conflicts Committee	March 2021
Michael Saffer	Director, Member of Risk Committee	February 2019
Senior Management
Mark Cloutier	Group Chief Executive Officer and Executive Chairman of the Board	February 2019
Christopher Coleman	Group Chief Financial Officer	October 2021
Christian Dunleavy	Group Chief Underwriting Officer	January 2022
Bruce Eisler	Chief Underwriting Officer - Insurance	June 2020
Aileen Mathieson	Group Chief Investment Officer	November 2021
Andrew Rippert	Chief Underwriting Officer - Reinsurance	January 2022
Brian Tobben	Chief Executive Officer of Aspen Capital Partners	June 2020
(1) Mr. Beer previously served as a Director of the Company from February 4, 2011 until February 15, 2019.

Biographical information
Directors:
•Mark Cloutier, Group Chief Executive Officer, Executive Chairman of the Board and Chair of the Risk Committee
Mr. Cloutier was appointed Executive Chairman and Group Chief Executive Officer of Aspen on February 15, 2019. Mark had previously been Executive Chairman of the Brit Group, a Lloyd’s of London insurer, since January 2017 and prior to this, he was Chief Executive Officer of the Group from October 2011 following its acquisition by Apollo and certain other private equity firms. As Chief Executive Officer of the Brit Group, Mark led a major restructuring of the Brits’ global business, the successful listing on the London stock exchange through an initial public offering in 2014 as well as the subsequent acquisition of the business by Fairfax Financial Holdings in 2015.
With over 35 years’ experience working in the international insurance and reinsurance sector in multiple jurisdictions including Canada, the United States, the United Kingdom, Bermuda, Continental Europe, Asia, China and South Africa, Mark has held a number of CEO and senior executive positions, including Chief Executive Officer of the Alea Group, Chief Executive Officer of Overseas Partners Re and President of E.W. Blanch Insurance Services Inc. He had been a member of the Franchise Board and Audit Committee of the Society of Lloyd's between February 2015 and June 2020 and was appointed to the Nomination and Governance Committee in February 2017.
Mark has worked with a variety of private equity investors including Apollo Management International LLP, CVC Capital Partners, Kohlberg Kravis Roberts (KKR) and Fortress. He started his career in British Columbia Canada with Brouwer and company independent loss adjusters before moving on to form his own firm, Maxwell Cloutier Adjusters Ltd. Mark also serves as a member of the Board of Overseers of The Greenberg School of Risk Management, Insurance and Actuarial Science, at St. John’s University.
•Albert J. Beer, Independent Director and Member of the Audit, Conflicts and Risk Committees
Mr. Beer has been a director of the Company since July 2019, after having previously served on the board from February 2011 until February 2019, and participates as a member of its Risk Committee, Audit Committee and Conflicts Committee. Mr. Beer is also a director of the Company’s wholly-owned subsidiary, Aspen Bermuda Limited, where he also serves as the chair of the Audit Committee of that entity. Mr. Beer serves as The Michael J Kevany/XL Chair, The Greenberg School of Risk Management, Insurance and Actuarial Science at St. John’s University, having joined St. John’s in 2006. Mr. Beer has over 40 years of actuarial and management experience, having held various senior executive positions at American Re-Insurance Corporation (Munich Re America) and, prior to that, at Skandia America Reinsurance Corporation. He has been a board member of United Educators Insurance Company since 2006, and currently chairs its audit committee. Since 2009, Mr. Beer has been a Trustee Emeritus for the Actuarial Foundation. Mr. Beer graduated Phi Betta Kappa from Manhattan College with a B.S. in Mathematics and holds an M.A. in Mathematics from the University of Colorado. He is also a fellow of the Casualty Actuarial Society.
•Joshua Black, Director and Member of the Risk Committee
Mr. Black is a Partner in the Private Equity and Financial Institutions Groups at Apollo. Mr. Black focuses on a wide range of financial service industries, including insurance, asset management, and yield. Prior to joining Apollo, Mr. Black was a member of the Leveraged Finance Product Group at Goldman Sachs & Co., having worked previously in the Financial Institutions Industry Group. Mr. Black currently sits on the board of Sun Country Airlines, Tegra, Huddle House, Ambrosia, Somerset Partners, Pacific Quick Serve (BK Franchisee), ESW, Volotea, and Augustus Specialty. He also sits on the boards of MOMA PS1 and The Juilliard School. Mr. Black previously served on the boards of Exela Technologies, Tegra Topco, L.P. and Sun Country Airlines. Mr. Black graduated cum laude from Princeton University with a B.A. in Religion.

•Theresa Froehlich, Independent Director and Chair of the Conflicts Committee
Ms. Froehlich has been a director of the Company since June 11, 2020. In addition, Ms. Froelich serves as chair of the boards of directors of both Aspen U.K. and AMAL, as well as interim chair of the Risk Committee of AMAL and a member of the Audit Committees and Governance and Nomination Committees of both Aspen U.K. and AMAL. She has over 25 years of management experience in the financial services industry. From 2010 to 2016, Ms. Froehlich held senior roles at the specialist Lloyd’s of London insurance and reinsurance marketplace, including interim director of performance management, where she was responsible for all commercial aspects of oversight of the marketplace and setting underwriting standards, and also head of underwriting performance. Before Lloyd’s, she worked in Zurich as a Managing Director for Swiss Re in various roles. Having started there in private equity, she later took on senior management roles which included portfolio management of structured reinsurance products, driving transformation and strategic initiatives and serving as the Head of Transactions UK at Admin Re. She currently serves as the Senior Non-Executive Director of

Scottish Equitable Plc, and as a Non-Executive Director and Chair of the Audit Committee of Managing Agency Partners Ltd. since 2017 and served a Non-Executive Director of Starr International Europe Limited and Starr Managing Agents Limited from 2017-2020 where she chaired the Remuneration Committee and was a member of the Audit and Risk Committees. Ms. Froehlich started her career as a commercial solicitor in Scotland before moving into M&A and structured finance.

•Alex Humphreys, Director and Member of the Risk Committee
Mr. Humphreys is a Partner at Apollo, which he joined in 2008. Prior to this, Mr. Humphreys worked at Goldman Sachs in its financial institutions M&A team. Mr. Humphreys also currently serves on the boards of various Apollo portfolio companies including Athora Holding, Ltd, Catalina Holdings (Bermuda) Ltd., and Amissima Holdings, S.r.l. He previously served on the board of directors of Luminescence Cooperatief U.A., HD Finance Holdings Limited (parent of Haydock Finance Holdings Limited), Latecoere S.A., and Seguradoras Unidas S.A. (parent of Tranquilidade). He was appointed as a Director of the Board on February 15, 2019 and, in addition to being a member of the Compensation and Risk Committees, he is also a member of the board of Highlands Bermuda Holdco, Ltd., Highlands Manco, Ltd. and Highlands Holdings Bond Issuer, Ltd.

•Richard Lightowler, Independent Director and Chair of the Audit Committee
Mr. Lightowler has over 25 years’ experience in financial services public accounting focused on reinsurance and insurance clients, including non-life and life, primary and reinsurance, run-off as well as specialized risk vehicles, including ILS structures and segregated cell companies. He was a Partner with KPMG from 1998 to 2016, where he spent over 16 years serving as global lead audit partner for SEC registrants and as well as reinsurance groups listed on the London Stock Exchange. He also served as Head of the KPMG Bermuda Insurance Practice. He has significant private and public equity and debt offering experience and has worked on a number of cross-border mergers and acquisitions including Buy-side/Sell-side due diligence, structuring and post-acquisition integration. Mr. Lightowler is currently a Non-Executive Director of Hansa Investment Company Limited, Geneva Re Limited and Oakley Capital Investments Limited. Mr. Lightowler was appointed as a Director of the Board on December 10, 2020.

•Gernot Lohr, Director
Mr. Lohr is a Senior Partner and Global Head of the Financial Institutions Group at Apollo, which he joined in May 2007. Prior to joining Apollo, Mr. Lohr was a founding partner at Infinity Point LLC, Apollo’s joint venture partner for the financial services industry, since 2005. Before that time, Mr. Lohr spent eight years in financial services investment banking at Goldman Sachs & Co in New York and also worked at McKinsey & Company and B. Metzler Corporate Finance in Frankfurt. Currently, Mr. Lohr serves on the board of directors of Athora Holding, Ltd. and Catalina Holdings. Mr. Lohr has previously served on the board of directors of Tranquilidade, Amissima Vita S.p.A., Amissima Assicurazioni S.p.A., Bremer Kreditbank Aktiengesellschaft, Nova Kreditna banka Maribor d.d., Oldenburgische Landesbank and KBS Banka d.d. Mr. Lohr has a joint Master’s Degree in Economics and Engineering from the University of Karlsruhe, Germany, and received a Masters in Business Administration from the MIT Sloan School of Management.

•Tammy L. Richardson-Augustus, Independent Director and Member of the Conflicts Committee

Ms. Richardson-Augustus has over 20 years of legal experience and since 2007 has been a partner and a member of the Bermuda corporate department of Appleby, a leading global provider of offshore legal and fiduciary services. Ms. Richardson-Augustus provides transactional and corporate governance advice to corporate clients (including but not limited to developing a framework of prudent and effective policies for board committees). Ms. Richardson-Augustus maintains a diversified business transactions practice, with emphasis on domestic and international mergers and acquisitions, joint ventures, capital markets and securities, secured and unsecured lending transactions and general corporate governance matters. She has extensive experience working with clients in a wide range of industries, including in energy, oil and gas exploration, and maritime shipping. Ms. Richardson-Augustus currently serves on numerous boards including, inter alia, on the regulatory board (Bermuda Monetary Authority), statutory board (Bermuda Deposit Insurance Corporation) and on the board of Polaris (a company listed on the Bermuda stock exchange) and is a member of the Bermuda Bar Association and is a justice of the peace. In addition to being a member of the Board as a Non-Executive Director, Ms. Richardson-Augustus is a member of the Conflicts Committee.

•Michael Saffer, Director and Member of the Risk Committee
Mr. Saffer is a Principal in the London Private Equity team at Apollo, having joined in 2015. Prior to joining Apollo, he was a member of the M&A group at Credit Suisse in London. Mr. Saffer has been involved in various private equity transactions including Apollo’s acquisition of Oldenburgische Landesbank (formerly known as Bremer Kreditbank AG),

Catalina Holdings (Bermuda) Ltd., Aspen Insurance Holdings Limited and Covis Group S.a.r.l. Mr. Saffer was appointed as a Director of the Board on February 15, 2019 and is also a member of the boards of Highlands Bermuda Holdco, Ltd., Highlands Manco, Ltd., Highlands Holdings Bond Issuer, Ltd., Covis Group S.a.r.l. and Lottomatica S.p.a (f/k/a Gamenet Group S.p.A. Mr. Saffer graduated from the University of Nottingham with a BSc in Economics.

Senior Management
•Mark Cloutier, Group Chief Executive Officer and Executive Chairman of the Board
See Mr. Cloutier’s Biographical Information under Directors above.

•Christopher Coleman, Group Chief Financial Officer
Mr. Coleman was appointed Group Chief Financial Officer, effective October 19, 2021. Chris was most recently CFO of Third Point Re until its merger with Sirius Group. Chris has strong transaction and capital markets experience, including the recent acquisition of Sirius Group by Third Point Re, Third Point Re’s IPO as well as having had key roles in a number of other merger, debt and equity transactions during his career. Chris also served as CFO of Alterra Bermuda Limited, was Chief Accounting Officer for Harbor Point Limited and held a senior audit manager role with PwC.
•Christian Dunleavy, Group Chief Underwriting Officer
Mr. Dunleavy joined Aspen in 2015 as Head of Global Property Catastrophe. Mr. Dunleavy assumed the role of Group Chief Underwriting Officer in January 2022, while retaining his responsibilities as Chief Underwriting Officer of Aspen Bermuda, to which he was appointed in May 2017. He serves as a director of Aspen Bermuda. Mr. Dunleavy also previously served as Chief Underwriting Officer of Aspen Re and CEO of Aspen Bermuda. He had previously been at Axis Reinsurance where he was a Senior Vice President, responsible for U.S. Property Treaty, Caribbean Property and Workers Compensation Catastrophe business. Prior to joining Axis in 2002, Mr. Dunleavy was a Senior Analyst at RenaissanceRe, responsible for multi-peril modeling, pricing and portfolio analysis. Mr. Dunleavy is also a Director of the Association of Bermuda International Companies, the Association of Bermuda Insurers and Reinsurers and an Independent Director of Coralisle Group Ltd. (f/k/a Colonial Group International).
•Bruce Eisler, Chief Underwriting Officer, Aspen Insurance
Mr. Eisler was appointed Chief Underwriting Officer, Aspen Insurance in June 2020, and also serves as Chief Executive Officer of Aspen U.S. Mr. Eisler has held various senior level roles with Reliance National, ACE USA and Liberty International Underwriters — part of Liberty Mutual Group — where he was the Senior Vice President of Professional Liability Underwriting before joining Aspen in January 2010.
•Aileen Mathieson, Group Chief Investment Officer
Aileen Mathieson joined Aspen in November 2021 as Group Chief Investment Officer and is based in the London office. She brings more than 15 years of investment and financial experience, and previously served at Abrdn plc where she was Global Head of Insurance. Prior to this, Aileen was Chief Investment Officer UK Life for Zurich Insurance Group Ltd and during her career also held senior finance roles at Nucleus Financial Group plc, Standard Life Group plc, Diageo plc and EMI Music plc. Aileen started her career at KPMG.
•Andrew Rippert, Chief Underwriting Officer, Aspen Reinsurance
Andrew Rippert was appointed Chief Underwriting Officer for Aspen Reinsurance in January 2022, after joining Aspen as EVP – Head of Mortgage in June 2021. Before Aspen, Mr. Rippert was the Chief Executive Officer of the Global Mortgage Group at Arch Capital Group Ltd. (Arch) from 2010. Mr. Rippert’s experience at Arch Capital saw him build and lead a mortgage credit business that was preeminent in the market. Mr. Rippert has over 30 years’ experience in shaping and building global mortgage insurance and reinsurance businesses and portfolios. Mr. Rippert is a Fellow of the Casualty Actuarial Society and a member of the American Academy of Actuaries. He has a Master of Business Administration in finance from the Wharton School of the University of Pennsylvania and a Bachelor of Science in physics and mathematics from Drexel University.
•Brian Tobben, Chief Executive Officer, Aspen Capital Partners
Mr. Tobben was appointed Chief Executive Officer of Aspen Capital Partners, a division of Aspen, in June 2020. Prior to this, he served as the Managing Director for Aspen Capital Markets since he joined Aspen in April 2013. Before joining Aspen, Mr. Tobben was at Partner Reinsurance for almost 10 years, most recently as Head of Insurance Linked Securities where he managed a portfolio of catastrophe ILS, life ILS, weather and commodity investments and before that, as Vice

President, Weather. Prior to this, Mr. Tobben was at Aquila Energy where he held a number of roles including Vice President, Business Development, Weather.

B. Compensation
Director Compensation
The Company paid approximately $1.26 million as aggregate compensation to non-executive directors for their services to the Company during 2021. This includes pro-rata compensation paid to Mr. Gordon Ireland, who resigned from the Board effective, June 10, 2021 and Mr. Bruce Hemphill who resigned from the Board effective February 5, 2021. In the case of Gordon Ireland, Albert Beer and Ms. Froehlich, this also includes fees paid for their services as directors of certain of the Company’s subsidiaries.

Mr. Cloutier, our Group Chief Executive Officer and Executive Chairman of the Board and Chair of the Risk Committee, did not receive any compensation for his services as a director or committee chair in 2021. Likewise, Messrs. Black, Humphreys, Lohr, and Saffer did not receive any compensation for their services as a director. All directors are reimbursed for travel and other related expenses incurred while attending Board meetings.
Senior Management Compensation
During 2021, the members of senior management identified in Item 6A (including Mr. Cloutier) received approximately $11.5 million in aggregate compensation. This is comprised of: (i) base salary of approximately $4.5 million; (ii) discretionary bonuses, which include annual bonuses paid in 2022 for service during 2021 of approximately $6.1 million; and (iii) pension, retirement, and other benefits of approximately $0.9 million.
There are currently no equity compensation plans under which equity securities of the Company are authorized for issuance.
C. Board Practices
The Board currently consists of nine directors (see Item 6A above). The current directors on the Board have been elected to serve until the next Annual General Meeting of the Company or until their appointment is terminated in accordance with the Bye-Laws of the Company.
There are no service contracts between the Company and any of the Company’s non-executive directors providing for benefits upon termination of their service.

Audit Committee
The Audit Committee is comprised of Messrs. Lightowler (Chair) and Beer. Pursuant to its Charter, the Audit Committee has general responsibility to assist the Board in its oversight of: (i) the integrity of the Company’s financial statements, including the accounting and financial reporting process of the Company and audits of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; (iii) the external independent auditors’ qualifications, performance and independence; and (iv) the performance of the Company’s internal audit functions. Among other things, the Audit Committee annually reviews and makes recommendations to the Board as to their selection and reviews the plan, fees and results of the audit of the independent auditors.
The Board determined that each of the members of the Audit Committee are financially literate as such term is defined by applicable NYSE and SEC requirements. In addition, the Board has determined that Mr. Lightowler qualifies as having accounting or related financial management expertise pursuant to NYSE requirements and is an “audit committee financial expert” pursuant to the rules and regulations of the SEC.

Other Committees

The Board currently has a Risk Committee as well as a Conflicts Committee. See “Item 4B - Business Overview - Risk Management” for more information regarding these committees.In addition, in March 2022, the Board determined to re-constitute an Investment Committee as a standing sub-committee of the Board, to ensure streamlined oversight and monitoring of the management and performance of the investment function of the Company.

D. Employees
As at December 31, 2021, we employed 910 persons in the following countries:

Country	As at December 31, 2021	As at December 31, 2020	December 31, 2019
United Kingdom	440	448	461
United States	377	366	406
Bermuda	57	49	48
Switzerland	17	19	18
Singapore	15	22	22
United Arab Emirates	—	—	5
Australia	4	3	3
Total	910	907	963
The increase in the number of employees in 2021 compared to 2020 was primarily in the United States driven by the increased business growth within the insurance segment. We believe that relations with our employees, none of which are subject to collective bargaining agreements, are good.

E. Share Ownership
Not applicable. 100% of the Company’s ordinary shares are owned by Parent and there are no other ordinary shares or classes of ordinary shares issued and no share-based compensation plans as at December 31, 2021.

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
B. Related Party Transactions
Relationships and Related Party Transactions with Apollo or its Affiliates
Parent, an affiliate of certain investment funds managed by Apollo, owns all of the Company’s ordinary shares. Additionally, certain of our directors are employees of Apollo and its affiliates. Namely, Messrs. Black, Humphreys, Lohr, and Saffer are employees of Apollo.
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

B. Significant Changes
Refer to Item 18, Note 25 to the consolidated financial statements “Subsequent Events” for a disclosure of events subsequent to the balance sheet date.

Item 9.        The Offer and Listing
A. Offer and Listing Details
As a result of the Merger, all of the Company’s publicly traded ordinary shares were automatically canceled. The ordinary shares of the Company ceased trading on the NYSE prior to the opening of trading on February 15, 2019. The Company’s preference shares and depositary shares continue to be listed on the NYSE under the following symbols: AHL PRC, AHL PRD and AHL PRE. For additional detail, refer to Note 12 to the consolidated financial statements, “Capital Structure” in Item 18 of this report.
B. Plan of Distribution
Not applicable.
C. Markets
The Company’s preference shares and the depositary shares are listed and traded on the NYSE. The 5.950% Fixed-to-Floating Perpetual Non-Cumulative Preference Shares (NYSE:AHL PRC) began trading on May 7, 2013. The 5.625% Perpetual Non-Cumulative Preference Shares (NYSE: AHL PRD) began trading on September 21, 2016, and the depositary shares (NYSE: AHL PRE), each representing a 1/1000th interest in a share of the Company’s 5.625% Perpetual Non-Cumulative Preference Shares, began trading on August 13, 2019.
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

Management Consulting Agreement with Apollo Management
On March 28, 2019, the Company entered into a Management Consulting Agreement (the “Management Consulting Agreement”), by and between the Company and Apollo Management Holdings, L.P., a Delaware limited partnership (“Apollo Management”). Pursuant to the Management Consulting Agreement, Apollo Management will provide the Aspen Group with management consulting and advisory services related to the business and affairs of the Aspen Group and Aspen will pay to Apollo Management in consideration for its services under the Agreement an annual management consulting fee equal to the greater of (i) 1% of the consolidated net income of the Aspen Group for the applicable fiscal year, and (ii) $5 million.
For more information about the Management Consulting Agreement, refer to Note 19 to the consolidated financial statements, “Related Party Transactions” in Item 18 of this report.
Information Technology Outsourcing Agreement:
On August 31, 2018, Aspen Insurance UK Services Limited, Aspen Insurance U.S. Services Inc. and Aspen Bermuda entered into an Outsourcing Agreement (the “Original IT Outsourcing Agreement”) with Cognizant Worldwide Limited, a company registered in England (“Cognizant”). Pursuant to the Original IT Outsourcing Agreement, Cognizant provided the Company with information technology services to enable us to deliver greater operating effectiveness and efficiencies. The Original IT Outsourcing Agreement became effective August 31, 2018 and had an initial term period of five years from October 1, 2018. The Company had the right to extend the IT Outsourcing Agreement for an additional two year term. In 2021, the Company paid Cognizant approximately $11.6 million for services rendered under the Original IT Outsourcing Agreement.
On December 31, 2020, Aspen Insurance UK Services Limited, Aspen Insurance U.S. Services Inc. and Aspen Bermuda entered into a new Outsourcing Agreement (the “IT Outsourcing Agreement”) with Cognizant, which replaced and superseded the Original IT Outsourcing Agreement and significantly reduced the information technology services provided thereunder. The IT Outsourcing Agreement became effective on December 31, 2020 and has an initial term of four years. The Company has the right to extend the IT Outsourcing Agreement for an additional two year term.
The IT Outsourcing Agreement contains customary representations and warranties and indemnity, termination and default provisions. We may terminate the IT Outsourcing Agreement for any reason by providing ninety days’ prior written notice. In addition, we may terminate the IT Outsourcing Agreement on shorter notice as a result of, among other things, a material breach if not cured within a specified time, insolvency, persistent breaches, failure to meet key milestones, material adverse change as defined in the IT Outsourcing Agreement or particular circumstances constituting a change in control.
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
Under the terms of the BPO Outsourcing Agreement, Genpact will provide support function services to the Company. The BPO Outsourcing Agreement has minimum service levels that Genpact must meet or exceed. The compensation structure under the BPO Outsourcing Agreement includes a combination of fixed and variable fees which may fluctuate, as set forth in the BPO Outsourcing Agreement, based on our actual use of Genpact’s services. In 2021, the Company paid Genpact approximately $9.1 million for services rendered under the BPO Outsourcing Agreement. Additionally, we have the right to periodically compare the charges under the BPO Outsourcing Agreement to the market prices for comparable services.
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
Loss Portfolio Transfer (“LPT”) Agreement:
On January 10, 2022, Aspen Insurance Holdings Limited and certain of its subsidiaries (“Aspen”) entered into an Amended and Restated Reinsurance Agreement (the “Agreement”) with a subsidiary of Enstar Group Limited (“Enstar”), which amends and restates the Adverse Development Cover Agreement, dated as of March 2, 2020 (the “Original Agreement”), previously entered into between the parties.
Under the Original Agreement, Enstar reinsured losses incurred on or prior December 31, 2019, by providing $770.0 million cover in excess of $3.805 billion retention up to an aggregate limit of $4.575 billion, and an additional $250.0 million of cover in excess of $4.815 billion.
Under the terms of the Agreement, Enstar’s subsidiary will reinsure net losses incurred on or prior to December 31, 2019 on Aspen’s diverse mix of property, liability and specialty lines across the U.S., U.K. and other jurisdictions (the “Subject Business”) having net loss reserves of $3.12 billion as of September 30, 2021. The Agreement provides for a limit of $3.57 billion in consideration for a premium of $3.16 billion, which includes $770.0 million of premium previously paid with respect to reserves ceded under the Original Agreement. This transaction will further positively impact our capital position, freeing up capital and enabling us to further deploy this into the continued attractive market environment.
Completion of the transaction is subject to regulatory approvals and satisfaction of various other closing conditions. The transaction is expected to close in the first half of 2022. If the transaction cannot be completed, the Original Agreement would remain in effect.
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
If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the Preference Shares, the tax treatment of the partners will generally depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. If you are a partner in a partnership owning our shares, you should consult your tax advisor.
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

Classification of Aspen Holdings or Its Non-U.S. Subsidiaries as CFCs. Each 10% U.S. Shareholder of a non-U.S. corporation that is a CFC at any time during a taxable year must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s subpart F income and tested income (with various adjustments) with respect to any shares that such 10% U.S. Shareholder owns in such non-U.S. corporation (directly or indirectly through certain entities) on the last day in the non-U.S. corporation’s taxable year on which it is a CFC, even if the subpart F income or tested income is not distributed. Subpart F income of a CFC generally includes “foreign personal holding company income” (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income), and tested income is generally any income of the CFC other than subpart F income and certain other categories of income. An entity treated as a foreign corporation for U.S. federal income tax purposes is generally considered a CFC if “10% U.S. Shareholders” own (directly, indirectly through non-U.S. entities or constructively), in the aggregate, more than 50% of the total combined voting power of all classes of stock of that non-U.S. corporation or more than 50% of the total value of all stock of that non-U.S. corporation. However, for purposes of taking into account insurance income, these 50% thresholds are generally reduced to 25%. Further, special rules apply for purposes of taking into account any RPII of a non-U.S. corporation, as described below

Whether Aspen Holdings is a CFC for a taxable year will depend upon facts regarding our direct and indirect shareholders, about which we have limited information. Accordingly, no assurance can be provided that Aspen Holdings will not be a CFC. Further, regardless of whether Aspen Holdings is a CFC, most or all of our non-U.S. subsidiaries are generally treated as CFCs by reason of certain changes in the constructive ownership rules under the 2017 Act that resulted in our U.S. subsidiaries generally being treated as constructively owning the stock of our non-U.S. subsidiaries. Accordingly, any 10% U.S. Shareholders of Aspen Holdings may be required to include in gross income for U.S. federal income tax purposes for each taxable year their pro rata shares of all or a portion of the subpart F and tested income generated by our non-U.S. companies (with various adjustments), regardless of whether any distributions are made to them. Any such 10% U.S. Shareholders should consult their own tax advisors regarding the application of these rules to them.
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
We believe that each our non-U.S. Operating Subsidiaries and each of Peregrine and APJ Jersey is a RPII CFC. Nonetheless, we expect that each such company will qualify for one or both of the ownership exception and the de minimis exception in the current taxable year and for the foreseeable future. However, no assurances can be provided that any of our companies will satisfy either exception.
Computation of RPII. In order to determine how much RPII, if any, a non-U.S. insurance subsidiary has earned in each taxable year, our non-U.S. insurance subsidiaries may obtain and rely upon information from their insureds and reinsureds to determine whether any of the insureds, reinsureds or persons related thereto own (directly or indirectly through non-U.S. entities) shares of Aspen Holdings and are U.S. Persons. Aspen Holdings may not be able to determine whether any of the underlying direct or indirect insureds to which our non-U.S. insurance subsidiaries provide insurance or reinsurance are direct or indirect shareholders or related persons to such shareholders. Consequently, Aspen Holdings may not be able to determine accurately the gross amount of RPII earned by each of our non-U.S. insurance subsidiaries in a given taxable year. For any year in which the special RPII CFC inclusion rules apply, Aspen Holdings may also seek information from its shareholders as to whether beneficial owners of shares at the end of the year are U.S. Persons so that the RPII may be determined and apportioned among such persons; to the extent Aspen Holdings is unable to determine whether a beneficial owner of shares is a U.S. Person, Aspen Holdings may assume that such owner is not a U.S. Person, thereby increasing the per share RPII amount for all known U.S. RPII Shareholders.
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
Tax-Exempt Shareholders. A U.S. tax-exempt organization generally will recognize unrelated business taxable income if the organization is required to include in gross income any of our insurance income under the CFC rules described above (including the RPII provisions). Prospective investors that are tax-exempt entities are urged to consult their tax advisors as to the potential impact of the unrelated business taxable income provisions of the Code. A tax-exempt organization that is treated as a 10% U.S. Shareholder or a U.S. RPII Shareholder also must file IRS Form 5471 in the circumstances described above.
Redemption of Preference Shares. A redemption of the Preference Shares will be treated under Section 302 of the Code as a distribution with respect to our shares, unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code enabling the redemption to be treated as a disposition (as discussed below), subject to the discussion herein relating to the potential application of the CFC, RPII and PFIC rules. Under the relevant Code Section 302(b) tests, the redemption generally will be treated as a sale or exchange only if it (1) is substantially disproportionate, (2) constitutes a complete termination of the holder’s stock interest in us or (3) is “not essentially equivalent to a dividend.” In determining whether any of these tests are met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. It may be more difficult for a U.S. Person who owns, actually or constructively by operation of certain attribution rules, any of our other shares to satisfy any of the above requirements. The determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to a particular holder of the Preference Shares depends on the facts and circumstances as of the time the determination is made.
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
If Aspen Holdings is characterized as a PFIC for any year during which a U.S. Person holds shares of Aspen Holdings, it generally will continue to be treated as a PFIC for the years during which such U.S. Person holds such shares unless the U.S. Person has made a “qualified electing fund” election, described below.
If Aspen Holdings were characterized as a PFIC during a given year, each U.S. Person holding shares of Aspen Holdings generally would be subject to a penalty tax at the time of the sale at a gain of, or receipt of an “excess distribution” with respect to, their shares, unless such person is a 10% U.S. Shareholder subject to tax under the CFC rules or such person made a “qualified electing fund” election or “mark-to-market” election (which mark-to-market election would generally require the shareholder to include as ordinary income any appreciation in the value of its shares at the end of a taxable year and allow a shareholder to deduct any depreciation in the value of its shares (up to the amount of prior gain inclusions) at the close of the taxable year). It is uncertain whether Aspen Holdings would be able to provide its shareholders with the information necessary for a U.S. Person to make a “qualified electing fund” election. In addition, if Aspen Holdings were considered a PFIC, upon the death of any U.S. individual owning shares, such individual’s heirs or estate would not be entitled to a “step-up” in the basis of the shares that might otherwise be available under U.S. federal income tax laws. In general, a shareholder receives an “excess distribution” if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares). In general, the penalty tax is equivalent to the taxes that are deemed due during the period the shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was earned in equal portions and taxable at the highest applicable tax rate on ordinary income throughout the shareholder’s period of ownership, and an interest charge for the failure to pay such taxes for prior periods. The interest charge is equal to the applicable rate imposed on underpayments of U.S. federal income tax for such periods. In addition, a distribution paid by Aspen Holdings to U.S. shareholders that is characterized as a dividend and is not characterized as an excess distribution would not be eligible for reduced rates of tax as qualified dividend income if Aspen Holdings were considered a PFIC in the taxable year in which such dividend is paid or in the preceding taxable year. A U.S. Person that is a shareholder in a PFIC may also be subject to additional information reporting requirements, including the filing of an IRS Form 8621.
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
Common Reporting Standard. The CRS has been introduced as an initiative by the OECD and is imposed on members of the European Union by the European Directive on Administrative Co-operation. Similar to the legislation commonly known as the Foreign Account Tax Compliance Act introduced by the United States, the CRS requires financial institutions which are subject to the rules to report certain financial information in respect of account holders. The CRS became effective as of January 1, 2016 and E.U. member states generally began to exchange the required information pursuant to the CRS from the end of September 2017 onwards. We intend to operate in compliance with CRS.

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
Interest rate risk.  Our investment portfolio consists primarily of fixed income securities. Fluctuations in interest rates have a direct impact on the market valuation of these securities. Accordingly, our primary market risk exposure is to changes in interest rates. As interest rates rise, the market value of our fixed-income portfolio falls and the converse is also true. We manage interest rate risk by maintaining a short to medium duration to reduce the effect of interest rate changes on book value. On January 16, 2019, Aspen Bermuda entered into a number of standard fixed for floating interest rate swaps with a total notional amount of $3,138.0 million which were due to mature between January 18, 2021 and January 18, 2034, all of which have since been unwound. In September 2020, we decided to unwind our remaining interest rate swap positions. Aspen Bermuda entered into the swaps in the ordinary course of its investment activities to partially mitigate any negative impact of rises in interest rates on the market value of our fixed income portfolio. For the twelve months ended December 31, 2020, there was a loss of $81.1 million.
As at December 31, 2021, no initial and variation margin was posted to a Futures Commission Merchant as the interest rate swap had been wound up in the prior year (December 31, 2020 — $Nil). As at December 31, 2021, no non-cash collateral was transferred to the Company by its counterparties (December 31, 2020 — $Nil). Transfers of margin are recorded on the consolidated balance sheet within Derivatives at Fair Value, while transfers in respect of non-cash collateral are disclosed but not recorded. As at December 31, 2021, no amount was recorded in the consolidated balance sheet for the pledged assets.
As at December 31, 2021, our fixed income portfolio had an approximate duration of 3.07 years. The table below depicts interest rate change scenarios and the effect on our interest rate sensitive invested assets:

Effect of Changes in Interest Rates on Portfolio Given a Parallel Shift in the Yield Curve
Movement in Rates in Basis Points	-100	-50	0	50	100
	($ in millions, except percentages)
Market Value(1)	6,554.1	6,456.2	6,358.3	6,260.4	6,162.4
Gain/Loss	196.0	98.0	—	(98.0)	(196.0)
Percentage of Portfolio	3.1%	1.5%	—	(1.5)%	(3.1)%
Corresponding percentage at December 31, 2020	2.7%	1.4%	—	(1.4)%	(2.7)%
(1)    Market value includes our fixed income portfolio, short term investments and privately held investments.
Foreign currency risk.  Our reporting currency is the U.S. Dollar. The functional currencies of our operations are U.S. Dollars, British Pounds, Euros, Swiss Francs, Australian Dollars, Canadian Dollars and Singaporean Dollars. As at December 31, 2021, approximately 91.1% of our cash and investments was held in U.S. Dollars (2020 — 88.1%), approximately 1.3% were in British Pounds (2020 — 2.1%) and approximately 7.7% were in currencies other than the U.S. Dollar and the British Pound (2020 — 9.8%). For the twelve months ended December 31, 2021, 42.5% of our gross premiums were written in currencies other than the U.S. Dollar and the British Pound (2020 —14.7%) and we expect that a similar proportion will be written in currencies other than the U.S. Dollar and the British Pound in 2022.
Other foreign currency amounts are remeasured to the appropriate functional currency and the resulting foreign exchange gains or losses are reflected in the statement of operations. Functional currency amounts of assets and liabilities are then translated into U.S. Dollars. The unrealized gain or loss from this translation, net of tax, is recorded as part of ordinary shareholders’ equity. The change in unrealized foreign currency translation gain or loss during the year, net of tax, is a component of comprehensive income. Both the remeasurement and translation are calculated using current exchange rates for the balance sheets and average exchange rates for the statement of operations. We may experience exchange losses to the extent that our foreign currency exposure is not properly managed or otherwise hedged which would in turn adversely affect our results of operations and financial condition. Management estimates that a 10% change in the exchange rate between British

Pounds and U.S. Dollars as at December 31, 2021 would have impacted reported net comprehensive income by approximately $27.6 million (2020 — $20.5 million).
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
As at December 31, 2021, we held foreign exchange contracts that were not designated as hedging under ASC 815, “Derivatives and Hedging” with an aggregate notional value of $1,545.7 million (2020 — $1,402.3 million). The foreign exchange contracts are recorded as derivatives at fair value in the balance sheet with changes recorded as a change in fair value of derivatives in the statement of operations. For the twelve months ended December 31, 2021, the impact of foreign exchange contracts on net income was a loss of $35.9 million (December 31, 2020 — gain of $16.0 million).
As at December 31, 2021, we held foreign exchange contracts that were designated as hedging under ASC 815 with an aggregate notional value of $0 million (2020 — $90.6 million). The foreign exchange contracts are recorded as derivatives at fair value in the balance sheet with the effective portion recorded in other comprehensive income and the ineffective portion recorded as a change in fair value of derivatives in the statement of operations. The contracts are considered to be effective and the movement in other comprehensive income representing the effective portion was a loss of $6.2 million for the twelve months ended December 31, 2021 (December 31, 2020 — gain of $0.3 million).
As the foreign exchange contracts settle, the realized gain or loss is reclassified from other comprehensive income into general, administration and corporate expenses of the statement of operations and other comprehensive income. For the twelve months ended December 31, 2021, the amount recognized within general, administration and corporate expenses for settled foreign exchange contracts was a realized loss of $5.7 million (December 31, 2020 — loss of $3.2 million).
Credit risk.  We have exposure to credit risk primarily as a holder of fixed income securities and private securities. Our risk management strategy and investment policy is to invest mainly in debt instruments of high credit quality issuers. We also invest a portion of the portfolio in securities that are below investment grade or in unrated private securities and other specialty asset classes. We reduce the amount of credit exposure by setting limits with respect to particular ratings categories, business sectors and any one issuer. As at December 31, 2021, the average rating of fixed income maturities in our investment portfolio was “AA-” (December 31, 2020 — “AA-”).
In addition, we are exposed to the credit risk of our insurance and reinsurance brokers to whom we make claims payments for our policyholders, as well as to the credit risk of our reinsurers and retrocessionaires who assume business from us. Other than fully collateralized reinsurance, the substantial majority of our reinsurers have a rating of “A” (Excellent), the third highest of fifteen rating levels, or better by A.M. Best and the minimum rating of any of our material reinsurers is “A-” (Excellent), the fourth highest of fifteen rating levels, by A.M. Best. The total amount recoverable by the Company from reinsurers as at December 31, 2021 was $3,298.1 million (2020 — $3,195.2 million) of which $1,981.4 million was uncollateralized (2020 — $2,010.0 million). As at December 31, 2021, of the Company’s uncollateralized reinsurance recoverables, 10.8% (2020 — 11.0%) were with Munich Re which is rated A+ by A.M. Best and AA- by S&P, 15.9% (2020 —13.4% ) were with Everest Re which is rated A+ by A.M Best and A+ by S&P, and 9.3% (2020 — 9.2%) were with Lloyd’s which is rated A by A.M. Best and A+ by S&P. These are the Company’s largest exposures to individual reinsurers. The Company has made no provision for doubtful debts from any of its reinsurers as at December 31, 2021.

Item 12.     Description of Securities Other Than Equity Securities.
Not applicable.
PART II

Item 13.        Defaults, Dividends Arrearages and Delinquencies
None.
Item 14.        Material Modifications to the Rights of Security Holders and Use of Proceeds
None.

Item 15.        Controls and Procedures

A. Disclosure Controls and Procedures
The Company, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the design and operation of the Company’s disclosure controls and procedures as of the end of the period of this report. Our management does not expect that our disclosure controls will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. As a result of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of persons or by collusion of two or more people. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. As a result of the inherent limitations in a cost-effective control system, misstatement due to error or fraud may occur and not be detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the disclosure requirements are met.
Based on the evaluation of the disclosure controls and procedures, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, the Company’s disclosure controls and procedures were ineffective in ensuring that information required to be disclosed in the reports filed or submitted to the SEC under the Exchange Act by the Company were recorded, processed, summarized and reported in a timely fashion, and were accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
B. Management’s Annual Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the preparation of financial statements for external purposes in accordance with U.S. GAAP.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as is defined in Exchange Act Rule 13a-15(f) and as contemplated by Section 404 of the Sarbanes-Oxley Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. These limitations include the possibility that judgments in decision-making can be faulty and that breakdowns can occur because of error or mistake. Therefore, any internal control system can provide only reasonable assurance and may not prevent or detect all misstatements or omissions. In addition, our evaluation of effectiveness is as of a particular point in time and there can be no assurance that any system will succeed in achieving its goals under all future conditions or at any time.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework (2013). Based on our assessment in accordance with the criteria, we believe that, as a result of the identified material weaknesses in internal controls described below, our internal controls over financial reporting were ineffective as at December 31, 2021. The deficiencies in internal controls included: deficiencies related to the incorrect treatment of foreign exchange gains and losses which should have been matched with an underwriting premium receivable payment, but the failure to match resulted in an overstatement of Aspen U.K.’s underwriting premium receivable together with general foreign exchange revaluation and translation controls within Aspen U.K.; the completeness and accuracy of the information used in recognizing both current and deferred income tax on Aspen U.K.’s branches and the associated application thereof in respect of local tax rules in the various jurisdictions, resulting in an underreporting of tax charge; the misapplication of committed par value measurement prices when valuing privately-held investments rather than funded valuations, resulting in the incorrect valuation of a single investment; and insufficient resources with appropriate level of knowledge within our outwards reinsurance operations and accounting team to effectively design and execute our process level controls around reinsurance premiums payable, ceded written premiums as well as our disclosure controls around outwards reinsurance related balances.
Management identified these internal control deficiencies, certain of which resulted in revisions to the Company’s historical financial statements to correct immaterial errors, as further described in Item 18, Note 26 of our consolidated financial statements, “Correction of Immaterial Errors.” The consolidated financial statements included in this Form 20-F fairly represent in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented.
C. Attestation report of the registered public accounting firm
Not applicable
D. Changes in Internal Control Over Financial Reporting
Remediation Plan and Status:
A material weakness is a deficiency, or combination of deficiencies, in internal controls over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.
In order to remediate the identified material weaknesses in our internal control over financial reporting described above, we have initiated (but not yet fully implemented) remedial measures, both those already underway during the year ended December 31, 2021 along with additional planned measures to remediate the material weaknesses. Remediation activities, which remain ongoing, include, but are not limited to the following:

•Implementing new credit controls, enhancing the scope of existing credit controls, and strengthening the documentation of credit control procedures and procedures relating to reconciliations, cash matching and foreign exchange revaluation of Aspen U.K.’s underwriting premiums receivable and ceded written premiums.
•Improving the segregation of responsibilities across credit control processes, which will add additional layers of management review.
•Further enhancing processes and controls that ensure the timeliness and accuracy of branch results for income tax accounting and analysis, including through training and additional process documentation.
•Augmenting existing tax personnel with local tax consulting resources to help ensure we have sufficient local tax knowledge for our branches in overseas jurisdictions.
•Implementing additional controls to the quarterly procedures relating to the valuation of privately-held-investments to ensure valuations are accurately applied within our financial records.
•Strengthening the reinsurance team by hiring additional accounting and operational resources to help ensure that we have a sufficient number of personnel with skills and experience commensurate with the size and complexity of the organization who can effectively design and execute our process level controls around reinsurance premiums payable and ceded written premiums as well as disclosure controls around outward reinsurance related balances.
•Additionally, we have engaged an outside service provider to assist in evaluating and documenting processes and controls, identifying control gaps and strengthening the quality of documentation regarding controls.
These controls will need to be in operation for a sufficient period of time before management has concluded, through testing, that these new controls are operating effectively. We expect that the testing of the new controls will be completed over the course of 2022. Our Board and Audit Committee are committed to, and will continue to monitor the progress and effectiveness of our management’s control-remediation activities.
Management’s assessment of the overall effectiveness of our internal controls over financial reporting was based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based upon that evaluation, and other than the changes described above in “Remediation Plan and Status,” the Company’s management is not aware of any additional changes, other than the ones mentioned above, in its internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company reviews its disclosure controls and procedures, including internal controls over financial reporting, on an ongoing basis.

Item 16A.    Audit Committee Financial Expert
The Board has determined that Mr. Richard Lightowler is an independent director, is financially literate, has accounting or related financial management expertise pursuant to NYSE requirements and is an “audit committee financial expert” pursuant to the rules and regulations of the SEC.

Item 16B.    Code of Conduct

Our Board has adopted a code of ethics entitled “Code of Conduct” which applies to all of our employees, officers and directors. Copies of our Code of Conduct can be found on our website at www.aspen.co and may be obtained in print, without cost, by writing to Aspen Insurance Holdings Limited, Attention: Company Secretary, 141 Front Street, Hamilton HM19, Bermuda. We intend to satisfy the disclosure requirement under Item 16B(d)-(e) of Form 20-F regarding amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics by posting such information at the website location specified above.

Item 16C.    Principal Accountant Fees and Services
The following table represents aggregate fees billed to the Company by KPMG LLP (“KPMG”) ID 1118, London, England, the Company’s independent registered public accounting firm and auditor, for fiscal years ended December 31, 2021 and 2020:

	Twelve Months Ended December 31, 2021	Twelve Months Ended December 31, 2020
	($ in millions)
Audit Fees (1)	$6.4	$4.1
Audit-Related Fees (2)	0.5	0.4
Tax Fees (3)	—	—
All Other Fees (4)	—	0.6
Total Fees	$6.9	$5.1
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

The policy of the Audit Committee is to approve all audit and permissible non-audit services to be provided by the independent registered public accounting firm during the year. The Audit Committee considered whether the provision of the non-audit services by KPMG was compatible with maintaining KPMG’s independence with respect to the Company and determined that the provision of such services was compatible with KPMG maintaining its independence. The Audit Committee approved all of the services provided by KPMG for the fiscal year ended December 31, 2021.

Item 16D.    Exemptions from the Listing Standards for Audit Committee
None.
Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
Item 16F.    Change in Registrant’s Certifying Accountant
The Company intends to engage Ernst & Young LLP (“EY”) as the Company’s independent registered public accountant in connection with its fiscal year ending December 31, 2022, subject to regulatory approvals, completion of internal governance processes of both the Company and EY and other standard audit procedures. For more information, please refer to the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.

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

Item 16H.    Mine Safety Disclosure
Not applicable.

Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

PART III
Item 17.        Financial Statements
Refer to Item 18 of this report.

Item 18.        Financial Statements
ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
As at December 31, 2021 and December 31, 2020
($ in millions, except share and per share amounts)

	As at December 31, 2021	As at December 31, 2020
ASSETS
Fixed income maturities, available for sale (amortized cost — 2021: $4,823.5 and 2020: $4,126.7 net of allowance for expected credit losses 2021: $2.7 — 2021: $0.2)	$4,881.6	$4,348.1
Fixed income maturities, trading at fair value (amortized cost — 2021: $1,155.5 and 2020: $844.8)	1,157.5	855.6
Short-term investments, available for sale (amortized cost — 2021: $10.1 and 2020: $88.0)	10.1	87.8
Short-term investments, trading at fair value (amortized cost — 2021: $2.0 and 2020: $35.4)	2.0	35.4
Catastrophe bonds, trading at fair value ( cost — 2021: $5.3 and $18.8)	3.4	18.8
Privately-held investments, trading at fair value (amortized cost — 2021: $309.2 and 2020: $319.7)	307.1	299.3
Investments, equity method	3.9	0.9
Other investments, at fair value	151.3	109.4
Total investments	6,516.9	5,755.3
Cash and cash equivalents (including cash within consolidated variable interest entities of — 2021: $75.2 and 2020: $69.9) (2)	1,314.1	1,747.3
Reinsurance recoverables:
Unpaid losses (net of allowance for expected credit losses of 2021: $3.3 — 2020: $3.8)	3,298.1	3,195.2
Ceded unearned premiums	596.1	453.7
Underwriting premiums receivables (net of allowance for expected credit losses of 2021:$30.2 — 2020: $34.0) (1)	1,304.6	1,185.0
Other receivables	153.0	135.2
Funds withheld	103.7	98.0
Deferred policy acquisition costs	290.8	306.6
Derivatives at fair value	12.9	26.8
Receivables for securities sold	19.4	1.4
Office properties and equipment	114.5	77.4
Right-of-use operating lease assets	83.4	74.1
Income taxes refundable	6.4	3.4
Other assets	8.3	8.4
Intangible assets and goodwill	21.9	22.8
Total assets	$13,844.1	$13,090.6

LIABILITIES
Insurance reserves
Losses and loss adjustment expenses	$7,611.8	$7,165.3
Unearned premiums	2,112.3	1,817.4
Total insurance reserves	9,724.1	8,982.7
Reinsurance premiums (1)	575.7	572.8
Income taxes payable (1)	4.4	8.8
Deferred tax liabilities (1)	2.8	5.2
Accrued expenses and other payables	289.3	214.4
Payables for securities purchased	44.6	—
Operating lease liabilities	115.2	106.0
Liabilities under derivative contracts	13.3	13.6
Long-term debt	299.9	299.9
Total liabilities	$11,069.3	$10,203.4
Commitments and contingent liabilities (see Note 20)	—	—
SHAREHOLDERS’ EQUITY
60,395,839 ordinary shares of par value $0.01 each (December 31, 2020 — 60,395,839 shares)	$0.6	$0.6
Additional paid-in capital	1,514.7	1,469.7
Retained earnings (1)	1,382.5	1,397.2
Accumulated other comprehensive (loss)/income (1)	(123.0)	19.7
Total shareholders’ equity (1)	2,774.8	2,887.2
Total liabilities and shareholders’ equity	$13,844.1	$13,090.6
_________________
(1)    As at December 31, 2020, underwriting premiums receivables, retained earnings and accumulated other comprehensive income have been corrected to account for the correction of foreign exchange movements on underwriting premium receivable which should have been matched with an underwriting premium receivable payment. Income taxes payable and deferred tax liabilities have been corrected for historic current and deferred income taxes on Aspen U.K’s branches due to the deficiency in the completeness and accuracy of branch data and associated application thereof in respect of local tax rules in various jurisdictions. Underwriting premium receivables and reinsurance premiums payable have been corrected for immaterial adjustments. Refer to Note 26 in these consolidated financial statements, “Correction of Immaterial Errors” for further details.
(2) Cash and cash equivalents includes restricted cash of $364.9 million (2020 — $296.0 million) which are held in trusts..

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)
For The Twelve Months Ended December 31, 2021, 2020 and 2019
($ in millions, except share and per share amounts)

	Twelve Months Ended December 31,
	2021	2020	2019
Revenues
Net earned premium (1)	$2,410.5	$2,527.5	$2,293.3
Net investment income	147.5	154.6	197.3
Net realized and unrealized investment gains	56.2	98.5	97.1
Other income	14.7	49.8	4.9
Total revenues (1)	2,628.9	2,830.4	2,592.6
Expenses
Losses and loss adjustment expenses	1,693.3	1,840.8	1,679.7
Amortization of deferred policy acquisition costs	414.1	465.7	412.7
General, administrative and corporate expenses	418.0	410.9	521.6
Interest on long-term debt	14.3	33.9	20.2
Change in fair value of derivatives	35.9	65.1	144.2
Change in fair value of loan notes issued by variable interest entities	—	—	3.1
Realized and unrealized investment losses	47.4	27.4	10.9
Realized loss on debt extinguishment	—	—	5.5
Net realized and unrealized foreign exchange (gains)/losses (1)	(40.0)	13.8	9.6
Other expenses	10.8	10.8	1.7
Total expenses	2,593.8	2,868.4	2,809.2
Income (loss) from operations before income taxes (1)	35.1	(38.0)	(216.6)
Income tax (expense) (1)	(5.3)	(18.4)	(22.9)
Net income/(loss) (1)	$29.8	$(56.4)	$(239.5)
Amount attributable to non-controlling interest	—	—	1.2
Net income/(loss) attributable to Aspen Insurance Holdings Limited’s ordinary shareholders (2)	$29.8	$(56.4)	$(238.3)
Other Comprehensive Income/(Loss):
Available for sale investments:
Reclassification adjustment for net realized (losses) on investments included in net income/(loss)	$(20.4)	$(67.1)	$(6.8)
Change in net unrealized (losses)/gains on available for sale securities held	(137.2)	175.6	171.7
Net change from current period hedged transactions	(6.2)	0.3	4.8
Change in foreign currency translation adjustment (1)	21.4	(11.9)	(28.2)
Other comprehensive (loss)/income, before income taxes (1)	(142.4)	96.9	141.5
Income tax (expense)/benefit thereon:
Change in net unrealized gains on available for sale securities held (1)	(0.3)	(0.5)	(13.6)
Net change from current period hedged transactions	—	—	(0.8)
Change in foreign currency translation adjustment	—	—	3.2
Total income tax (expense) allocated to other comprehensive income/(loss) (1)	(0.3)	(0.5)	(11.2)
Other comprehensive (loss)/income, net of income taxes (1)	(142.7)	96.4	130.3
Total comprehensive (loss)/income attributable to Aspen Insurance Holdings Limited’s ordinary shareholders (1)	$(112.9)	$40.0	$(108.0)
(1)     Net earned premium has been corrected for immaterial errors in relation to gross written premium and reinsurance premium payables for periods 2020 and prior. Net realized and unrealized exchange gains/(losses) and change in foreign currency translation adjustment have been corrected to account for the correction of foreign exchange movements on underwriting premium receivables which should have been matched with an underwriting premium receivable payment for periods 2020 and prior. Income tax expense has been corrected for historic current and deferred income taxes on Aspen U.K’s branches due to the deficiency in the completeness and accuracy of branch data and associated application thereof in respect of local tax rules in various jurisdictions. Total revenues, net income/(loss) and other comprehensive income/(loss) before and after income taxes have been corrected as a result of the corrections mentioned above for periods 2020 and 2019. Refer to Note 26 in these consolidated financial statements, “Correction of Immaterial Errors” for further details.

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For The Twelve Months Ended December 31, 2021, 2020 and 2019
($ in millions)

	Twelve Months Ended December 31,
	2021	2020	2019
Ordinary shares
Beginning of the year	$0.6	$0.6	$0.1
Ordinary shares canceled	—	—	(0.1)
Ordinary shares issued	—	—	0.6
End of the year	0.6	0.6	0.6
Preference shares
Beginning and end of the year	—	—	—
Non-controlling interest
Beginning of the year	—	—	3.7
Net change attributable to non-controlling interest for the year	—	—	(1.2)
Minority interest buy-out	—	—	(2.5)
End of the year	—	—	—
Additional paid-in capital
Beginning of the year	1,469.7	1,201.7	967.5
New ordinary shares issued	—	—	0.8
Capital contribution	45.0	268.0	—
Preference shares issued	—	—	241.6
Share-based compensation	—	—	(9.9)
Minority interest consideration	—	—	(0.8)
Minority interest buy-out	—	—	2.5
End of the year (1)	1,514.7	1,469.7	1,201.7
Retained earnings
Beginning of the year (2)	1,397.2	1,502.4	1,776.6
Net income/(loss) for the year (2)	29.8	(56.4)	(239.5)
Dividends on preference shares	(44.5)	(44.5)	(35.9)
Net change attributable to non-controlling interest for the year	—	—	1.2
Opening credit losses (“CECL”) (3)	—	(4.3)	—
End of the year	1,382.5	1,397.2	1,502.4
Accumulated other comprehensive income:
Cumulative foreign currency translation adjustments:
Beginning of the year (2)	(177.4)	(165.5)	(140.5)
Change for the year, net of income taxes (2)	21.4	(11.9)	(25.0)
End of the year (2)	(156.0)	(177.4)	(165.5)
Gain (loss) on derivatives:
Beginning of the year	4.6	4.3	0.3
Net change from current period hedged transactions, net of income taxes	(6.2)	0.3	4.0
End of the year	(1.6)	4.6	4.3
Unrealized appreciation on available for sale investments:
Beginning of the year	192.5	84.5	(66.8)
Change for the year, net of income taxes (2)	(157.9)	108.0	151.3
End of the year (2)	34.6	192.5	84.5
Total accumulated other comprehensive (loss)/income(2)	(123.0)	19.7	(76.7)

Total shareholders’ equity	$2,774.8	$2,887.2	$2,628.0
(1)    Additional paid-in capital includes $775.0 million less issue costs of $21.5 million of share premium in relation to preference shares (December 31, 2020 and 2019 — $775.0 million less issue costs of $21.5 million)
(2)    The opening balances for retained earnings, cumulative foreign currency translation, and the net loss and change for the year on foreign cumulative translation adjustments have been corrected to account for the corrections mentioned on the pages of the consolidated balance sheet and the consolidated statement of operations and other comprehensive income. Refer to Note 26 in these consolidated financial statements, “Correction of Immaterial Errors” for further details.
(3)    The $4.3 million relates to the cumulative effect-adjustment to opening retained earnings as a result of the recognition of current expected credit losses (‘CECL’) in the Company’s available-for-sale investment portfolio and reinsurance recoverables following the adoption of ASU 2016-13.

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Twelve Months Ended December 31, 2021, 2020 and 2019
($ in millions)

	Twelve Months Ended December 31,
	2021	2020	2019
Cash flows from/used in operating activities:
Net income/(loss) (1)	$29.8	$(56.4)	$(239.5)
Proportion due to non-controlling interest	—	—	1.2
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	53.3	45.8	39.8
Impairment of lease assets	0.4	12.9	12.3
Amortization of right-to-use operating lease assets	12.0	11.8	13.4
Interest on operating lease liabilities	5.5	5.5	4.6
Realized and unrealized investment gains	(56.2)	(98.5)	(97.1)
Realized and unrealized investment losses	47.4	27.4	10.9
Deferred tax expense/(benefit) (1)	(3.2)	(1.0)	24.7
Change in fair value of loan notes issued by variable interest entities	—	—	3.1
Net realized and unrealized investment foreign exchange (gains)/losses (1)	13.0	(25.3)	27.9
Net change from current period hedged transactions	(6.2)	0.3	4.8
Unrealized (gain)/loss on real estate funds in net investment income	(20.5)	—	—

Changes in:
Insurance reserves:
Losses and loss adjustment expenses	483.3	146.9	(203.0)
Unearned premiums	310.2	68.0	18.0
Reinsurance recoverables:
Unpaid losses	(109.5)	(864.9)	(236.3)
Ceded unearned premiums	(143.1)	(9.6)	116.0
Other receivables	(19.4)	(17.4)	(0.4)
Deferred policy acquisition costs	13.2	(13.3)	(41.1)
Reinsurance premiums payable	1.2	129.7	19.5
Funds withheld	(5.7)	(13.0)	6.8
Premiums receivable (1)	(142.9)	79.9	142.8
Income tax payable (1)	(7.6)	7.6	(1.2)
Accrued expenses and other payable	73.5	2.4	(19.3)
Fair value of derivatives and settlement of liabilities under derivatives	13.6	(87.5)	73.8
Long-term debt and loan notes issued by variable interest entities	—	0.1	0.1
Operating lease liabilities	(17.5)	(17.3)	(18.0)
Other assets	0.1	(6.8)	(1.6)
Net cash from/(used in) operating activities	$524.7	$(672.7)	$(337.8)

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Twelve Months Ended December 31, 2021, 2020 and 2019
($ in millions)

	Twelve Months Ended December 31,
	2021	2020	2019
Cash flows from investing activities:
(Purchases) of fixed income securities — Available for sale	$(2,217.3)	$(1,632.0)	$(1,650.7)
(Purchases) of fixed income securities — Trading	(866.4)	(281.9)	(1,169.1)
Proceeds from sales and maturities of fixed income securities — Available for sale	1,538.1	2,415.8	2,105.3
Proceeds from sales and maturities of fixed income securities — Trading	548.2	554.4	1,302.7
Net proceeds/(purchases) of catastrophe bonds — Trading	14.3	9.8	7.5
(Purchases) of short-term investments — Available for sale	(17.2)	(216.1)	(182.7)
Proceeds from sale of short-term investments — Available for sale	99.6	246.1	159.0
(Purchases) of short-term investments — Trading	(26.8)	(58.3)	(193.6)
Proceeds from sale of short-term investments — Trading	60.8	103.8	141.1
(Purchases) of privately-held investments — Trading	(205.1)	(92.8)	(287.3)
Proceeds from sale of privately-held investments — Trading	182.1	64.9	9.8
Net change in (payable)/receivable for securities (purchased)/sold	26.6	1.5	(0.4)
(Purchases) of other investments	(20.0)	—	—
Net proceeds from sales of other investments	—	71.1	—
(Net) purchases of equipment	(64.5)	(40.7)	(22.2)
Investment in Multiline reinsurer	(2.5)	(0.5)	—
Net sales/(purchases) of investments, equity method	(0.2)	6.1	(1.1)
Net cash (used in)/from investing activities	$(950.3)	$1,151.2	$218.3

Cash flows from financing activities:
Proceeds from the net issuance of ordinary shares, net of issuance costs	$—	$—	$1.4
Ordinary shares canceled	—	—	(0.1)
Capital contribution	45.0	268.0	—
Preference share (redemption)	—	—	241.6
Minority interest buy-out	—	—	(0.8)
Repayment of long-term debt issued by Silverton	—	—	(7.7)
Dividends paid on preference shares	(44.5)	(44.5)	(35.9)
Long-term debt redeemed	—	—	(125.0)
Make-whole payment	—	—	(5.5)
Cash paid for tax withholding purposes	—	—	(2.8)
Net cash from financing activities	$0.5	$223.5	$65.2

Effect of exchange rate movements on cash and cash equivalents	(8.1)	14.8	1.1

(Decrease)/increase in cash and cash equivalents	(433.2)	716.8	(53.2)
Cash and cash equivalents at beginning of period	1,747.3	1,030.5	1,083.7
Cash and cash equivalents at end of period	$1,314.1	$1,747.3	$1,030.5

Supplemental disclosure of cash flow information:
Net cash paid/(received) during the period for income taxes	$15.7	$15.0	$(4.7)
Cash paid during the period for interest	$14.0	$14.0	$19.0
____________________
(1)    Net loss, deferred tax expense/(benefit), net realized and unrealized exchange gains/(losses), income tax payable and underwriting premium receivable have been corrected to account for the correction mentioned on the pages of the consolidated balance sheet and the consolidated statement of operations and other comprehensive income. These corrections have had no impact on the overall cashflow from operating, investing, or financing activities. Refer to Note 26 in these consolidated financial statements, “Correction of Immaterial Errors” for further details.

ASPEN INSURANCE HOLDINGS LIMITED
NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
For The Twelve Months Ended December 31, 2021, 2020 and 2019
($ in millions, except share and per share amounts)
1.History and Organization
History and Organization. Aspen Insurance Holdings Limited (“Aspen Holdings”) was incorporated on May 23, 2002 as a holding company headquartered in Bermuda. We underwrite specialty insurance and reinsurance on a global basis through our Operating Subsidiaries (as defined below) based in Bermuda, the United States and the United Kingdom: Aspen Insurance UK Limited (“Aspen U.K.”) and Aspen Underwriting Limited (“AUL”) (as corporate member of our Lloyd’s operations, which are managed by Aspen Managing Agency Limited (“AMAL”)), Aspen Bermuda Limited (“Aspen Bermuda”), Aspen Specialty Insurance Company (“Aspen Specialty”) and Aspen American Insurance Company (“AAIC”) (each referred to herein an “Operating Subsidiary” and collectively referred to as the “Operating Subsidiaries”). We also have branches in Australia, Canada, Singapore and Switzerland. We established Aspen Capital Management, Ltd. (“ACML”) and other related entities (collectively, “ACM”) to leverage our existing underwriting franchise, increase our operational flexibility in the capital markets and provide investors direct access to our underwriting expertise. References to the “Company,” the “Group,” “we,” “us” or “our” refer to Aspen Holdings or Aspen Holdings and its consolidated subsidiaries.
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
The consolidated financial statements have been prepared on a going concern basis.
  (a)    Use of Estimates
Assumptions and estimates made by management have a significant effect on the amounts reported within the consolidated financial statements. The most significant of these relate to losses and loss adjustment expenses, reinsurance recoverables, gross written premiums and commissions which have not been reported to the Company such as those relating to proportional treaty reinsurance contracts, unrecognized tax benefits, recoverability of deferred tax assets, the fair value of derivatives and the fair value of other and privately-held investments. All material assumptions and estimates are regularly reviewed and adjustments made as necessary but actual results could be significantly different from those expected when the assumptions or estimates were made.
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
Accounting for Retroactive Reinsurance Agreements. Retroactive reinsurance agreements are reinsurance agreements under which a reinsurer agrees to reimburse the Company as a result of past insurable events. For these agreements, the excess of the amounts ultimately collectible under the agreement over the consideration paid is recognized as a deferred gain liability which is amortized into income over the settlement period of the ceded reserves once the paid losses have exceeded the minimum retention. The amount of the deferral is recalculated each period based on actual loss payments and updated estimates of ultimate losses. If the consideration paid exceeds the ultimate losses collectible under the agreement, the net loss on the retroactive reinsurance agreement is recognized within income immediately.
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
Amortization of Deferred Policy Acquisition Costs. The costs directly related to writing an insurance policy are referred to as policy acquisition expenses and include commissions, premium taxes and profit commissions. With the exception of profit commissions, these expenses are incurred when a policy is issued, and only the costs directly related to the successful acquisition of new and renewal insurance and reinsurance contracts are deferred and amortized over the same period as the corresponding premiums are recorded as revenues. Profit commissions are estimated based on the related performance criteria evaluated at the balance sheet date, with subsequent changes to those estimates recognized when they occur. Commissions received related to reinsurance premiums ceded are netted against broker commissions in determining acquisition costs eligible for deferral.
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
General, Administrative and Corporate Expenses. These costs represent the expenses incurred in running the business and include, but are not limited to compensation costs for employees, rental costs, IT development and operating and non-operating costs and professional and consultancy fees. General, policy and administrative costs directly attributable to the successful acquisition of business are deferred and amortized over the same period as the corresponding premiums are recorded as revenues. When reporting the results for its business segments, the Company includes expenses which are directly attributable to the segment plus an allocation of central administrative costs. Corporate expenses are not allocated to the Company’s business segments as they typically do not fluctuate with the levels of premium written and are related to the Company’s operations which include group executive costs, group finance costs, group legal and actuarial costs and certain strategic and other costs.
  (c)    Accounting for Investments, Cash and Cash Equivalents
Fixed Income Securities. The fixed income securities portfolio comprises securities issued by governments and government agencies, corporate bonds, mortgage and other asset-backed securities and bank loans. Investments in fixed income securities are classified as available for sale or trading and are reported at estimated fair value in the consolidated balance sheet. Investment transactions are recorded on the trade date with balances pending settlement reflected in the consolidated balance sheet under receivables for securities sold and other payables for securities purchased, respectively. Fair values are based on quoted market prices and other data provided by third-party pricing services.
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
Other investments. Other investments represent the Company’s investments in real estate funds. Adjustments to the fair value are made based on the net asset value of the investment.
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
Investment Income. Investment income includes amounts received and accrued in respect of periodic interest (“coupons”) payable to the Company by the issuer of fixed income securities, equity dividends and interest credited on cash and cash equivalents. It also includes amortization of premium and accretion of discount in respect of fixed income securities. Investment income also includes changes in fair value and income distribution from investments in real estate funds. Investment management and custody fees are charged against net investment income reported in the consolidated statement of operations.
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
The Company applies a portfolio approach to release the income tax effects in accumulated other comprehensive income. Under this approach, the income tax effects upon the sale of an available-for-sale debt security, settlement of hedged transactions and upon foreign currency translation adjustments for each period, are determined under the intraperiod tax allocation approach. Any tax effects remaining in accumulated other comprehensive income are only released when the entire portfolio is liquidated, sold or extinguished.
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

(l)    Accounting for Business Combinations
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

(m)    Accounting Pronouncements
Accounting Pronouncements Adopted in 2021
On December 18, 2019, Financial Accounting Standards Board (the “FASB”) issued ASU 2019-12, “Income Taxes (Topic 740)” which makes amendments aimed at simplifying the accounting for income taxes. This ASU was effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. During the year, the Company evaluated and considered the provisions of ASU 2019-12 and has concluded that there is no material impact on the consolidated financial statements for the current year. Adoption of this ASU did not have a material impact on the Company’s financial statements and disclosures.
On March 12, 2020, the FASB issued ASU 2020-04, “Reference Date Reform (Topic 848)” which provides optional guidance for a limited period of time (March 12, 2020 to December 31, 2022) aiming at easing the potential burden in accounting for the effects of reference rate reform, such as the potential cessation of the London Interbank Offered Rate (“LIBOR”). This ASU was effective as of March 12, 2020 through December 31, 2022. Adoption of this ASU did not have a material impact on the Company’s financial statements and disclosures.
On January 7, 2021, the FASB issued ASU 2021-01, “Reference Rate Reform (Topic 848)” which provides additional clarification on the scope of Topic 848 so that derivatives affected by the discounting transition are explicitly eligible for certain optional expedients and exceptions in Topic 848. Additionally, to clarify that a receive-variable-rate, pay-variable-rate cross-currency interest rate swap may be considered an eligible hedging instrument in a net investment hedge if both legs of the swap do not have the same repricing intervals and dates as a result of reference rate reform. This ASU was effective as of January 7, 2021. Adoption of this ASU did not have a material impact on the Company’s financial statements and disclosures.
Accounting Pronouncements Not Yet Adopted
Other accounting pronouncements were issued during the year ended December 31, 2021 which were either not relevant to the Company or did not impact the Company’s consolidated financial statements.
(n)    Correction of Immaterial Errors
During the current year, management identified immaterial errors which resulted in a revision of the Company's historical financial statements, as further described below:
Foreign exchange gains and losses. During the second quarter of 2021, the Company identified an error regarding incorrect treatment of foreign exchange gains and losses arising as a result of currency matching issues within Aspen U.K.’s underwriting premiums receivable. The error resulted in previous foreign exchange revaluation and translation amounts, which should have been matched with an underwriting premium receivable payment being carried over, and were incorrectly included in Aspen U.K.’s underwriting premiums receivable, thereby overstating the related asset value.
Income tax expense. During the year, the Company identified an error regarding the completeness and accuracy of the information used in recognizing both current and deferred income taxes on Aspen U.K.’ branches and the associated application thereof in respect of local tax rules in the various jurisdiction.
Net earned premium. During the year, the Company identified immaterial differences within gross written and re-insurance premium relating to prior year which have been corrected.
The Company has concluded that these errors are immaterial to the prior period financial statements of Aspen Holdings and that correcting the income statement errors in the current period would likely materially misstate the current period financial statements. In accordance with U.S. GAAP, we have, therefore, corrected the errors in the comparatives of the 2021 financial statements of Aspen Holdings by adjusting 2020 and 2019 prior period information and adding disclosure of the errors. Refer to Item 18, Note 26, “Correction of Immaterial Errors” of our consolidated financial statements for additional information.

3.     Segment Reporting
The Company manages its underwriting operations as two distinct business segments, namely Aspen Re and Aspen Insurance. The Company has determined its reportable segments by taking into account the manner in which management makes operating decisions and assesses operating performance. Profit or loss for each of the Company’s business segments is measured by underwriting income or loss. Underwriting profit is the excess of net earned premiums over the sum of losses and loss expenses, amortization of deferred policy acquisition costs and general and administrative expenses. Underwriting income or loss provides a basis for management to evaluate the segment’s underwriting performance.
Reinsurance Segment. The reinsurance segment consists of property catastrophe reinsurance, other property reinsurance, casualty reinsurance and specialty reinsurance.
For a more detailed description of this business segment, refer to Item 4, “Information on the Company — Business Overview — Aspen Reinsurance” above.
Insurance Segment.  The insurance segment consists of first party and specialty insurance, casualty and liability insurance and financial and professional lines insurance. Additionally, the insurance segment includes Aspen Underwriting Limited’s participation as a corporate member in Carbon Syndicate 4747 (“Carbon Syndicate”). For a more detailed description of this segment, refer to Item 4 “Information on the Company — Business Overview — Aspen Insurance” above.
Non-underwriting Disclosures. The Company provides additional disclosures for corporate and other (non-operating) income and expenses. Corporate and other income and expenses include: corporate expenses, net investment income, net realized and unrealized investment gains or losses, other strategic and other costs, changes in fair value of derivatives or the loan notes issued by variable interest entities, interest expenses, net realized and unrealized foreign exchange gains or losses, asset impairments and income taxes. These income and expense items are not allocated to the Company’s business segments as they are not directly related to the Company’s business segment operations and is consistent with how management measures the performance of its segments. The Company does not allocate its assets by business segment as it evaluates underwriting income or loss of each business segment separately from the results of the Company’s investment portfolio.

The Company uses underwriting ratios as measures of performance. The loss ratio is the ratio of losses and loss adjustment expenses to net earned premiums. The policy acquisition expense ratio is the ratio of amortization of deferred policy acquisition costs to net earned premiums. The general and administrative expense ratio is the ratio of general and administrative expenses to net earned premiums. The combined ratio is the sum of the loss ratio, the policy acquisition expense ratio and the general and administrative expense ratio.

The following tables provide a summary of gross and net written and earned premiums, underwriting income or loss, ratios and reserves for each of the Company’s business segments for the twelve months ended December 31, 2021, 2020 and 2019:

	Twelve Months Ended December 31, 2021
	Reinsurance	Insurance	Total
	($ in millions)
Underwriting Revenues
Gross written premiums	$1,597.0	$2,341.4	$3,938.4
Net written premiums	1,199.0	1,388.7	2,587.7
Gross earned premiums	1,479.2	2,139.1	3,618.3
Net earned premiums	1,118.8	1,291.7	2,410.5
Underwriting Expenses
Losses and loss adjustment expenses	705.2	988.1	1,693.3
Amortization of deferred policy acquisition costs	221.6	192.5	414.1
General and administrative expenses	121.3	211.8	333.1
Underwriting income/(loss)	70.7	(100.7)	(30.0)
Corporate expenses			(64.3)
Non-operating expenses			(20.6)	(1)
Net investment income			147.5
Realized and unrealized investment gains			56.2
Realized and unrealized investment losses			(47.4)
Change in fair value of derivatives			(35.9)
Interest expense on long term debt			(14.3)
Net realized and unrealized foreign exchange gains			40.0
Other income			14.7
Other expenses			(10.8)
Income before income taxes			35.1
Income tax (expense)			(5.3)
Net income			$29.8

Net reserves for loss and loss adjustment expenses	$2,148.4	$2,165.3	$4,313.7
Ratios
Loss ratio	63.0%	76.5%	70.2%
Policy acquisition expense ratio	19.8	14.9	17.2
General and administrative expense ratio	10.8	16.4	13.8
Expense ratio	30.6	31.3	31.0
Combined ratio	93.6%	107.8%	101.2%
 _______________
(1)Non-operating expenses includes $19.3 million of severance, consulting and professional services in relation to non-recurring projects and other costs, $0.4 million of impairment charges related to lease assets as a result of exiting certain office space and $0.9 million of amortization of intangible assets and other non-operating expenses.

	Twelve Months Ended December 31, 2020
	Reinsurance	Insurance	Total
	( $ in millions)
Underwriting Revenues
Gross written premiums	$1,656.4	$2,042.1	$3,698.5	(2)
Net written premiums	1,297.7	1,280.1	2,577.8	(2)
Gross earned premiums	1,612.0	2,026.4	3,638.4	(2)
Net earned premiums	1,287.7	1,239.8	2,527.5	(2)
Underwriting Expenses
Losses and loss adjustment expenses	958.6	882.2	1,840.8
Amortization of deferred policy acquisition costs	246.0	219.7	465.7
General and administrative expenses	110.8	197.2	308.0
Underwriting (loss)	(27.7)	(59.3)	(87.0)	(2)
Corporate expenses			(70.2)
Non-operating expenses			(32.7)	(1)
Net investment income			154.6
Realized and unrealized investment gains			98.5
Realized and unrealized investment losses			(27.4)
Change in fair value of derivatives			(65.1)
Interest expense on long term debt			(33.9)
Net realized and unrealized foreign exchange (losses)			(13.8)	(2)
Other income			49.8
Other expenses			(10.8)
(Loss) before income taxes			(38.0)	(2)
Income tax (expense)			(18.4)	(2)
Net (loss)			$(56.4)	(2)

Net reserves for loss and loss adjustment expenses	$2,095.7	$1,874.4	$3,970.1
Ratios
Loss ratio	74.4%	71.1%	72.8%
Policy acquisition expense ratio	19.1	17.7	18.4
General and administrative expense ratio	8.6	15.9	12.2
Expense ratio	27.7	33.6	30.6
Combined ratio	102.1%	104.7%	103.4%
 ________________

(1)Non-operating expenses includes $18.2 million of costs related to severance, retention awards and other costs, $12.9 million of impairment charges related to lease assets as a result of sub-leasing certain office space and $1.6 million of amortization of intangible assets and other non-operating expenses.
(2)Net earned premium has been corrected for immaterial errors in relation to gross written premium and reinsurance premium payables for periods 2020 and prior. Net realized and unrealized exchange gains/(losses) and change in foreign currency translation adjustment have been corrected to account for the correction of foreign exchange movements on underwriting premium receivables which should have been matched with an underwriting premium receivable payment for periods 2020 and prior. Income tax expense has been corrected for historic current and deferred income tax on Aspen U.K’s branches due to the deficiency in the completeness and accuracy of branch data and associated application thereof in respect of local tax rules in various jurisdictions. Total revenues, net income/(loss) and other comprehensive income/(loss) before and after tax have been corrected as a result of the corrections mentioned above for periods 2020 and 2019. Refer to Note 26 in these consolidated financial statements, “Correction of Immaterial Errors” for further details.

	Twelve Months Ended December 31, 2019
	Reinsurance	Insurance	Total
	($ in millions)
Underwriting Revenues
Gross written premiums	$1,485.5	$1,956.9	$3,442.4
Net written premiums	1,251.1	1,176.8	2,427.9
Gross earned premiums	1,494.9	1,927.5	3,422.4
Net earned premiums	1,255.2	1,038.1	2,293.3
Underwriting Expenses
Losses and loss adjustment expenses	917.9	761.8	1,679.7
Amortization of deferred policy acquisition costs	264.9	147.8	412.7
General and administrative expenses	111.7	229.8	341.5
Underwriting (loss)	(39.3)	(101.3)	(140.6)
Corporate expenses			(54.5)
Non-operating expenses			(125.6)	(1)
Net investment income			197.3
Realized and unrealized investment gains			97.1
Realized and unrealized investment losses			(10.9)
Realized (loss) on debt extinguishment			(5.5)
Change in fair value of loan notes issued by variable interest entities			(3.1)
Change in fair value of derivatives			(144.2)	(3)
Interest expense on long term debt			(20.2)
Net realized and unrealized foreign exchange (losses)			(9.6)	(2)
Other income			4.9
Other expenses			(1.7)
(Loss) before income taxes			(216.6)	(2)
Income tax (expense)			(22.9)
Net (loss)			$(239.5)	(2)

Net reserves for loss and loss adjustment expenses	$2,605.9	$2,026.1	$4,632.0
Ratios
Loss ratio	73.1%	73.4%	73.2%
Policy acquisition expense ratio	21.1	14.2	18.0
General and administrative expense ratio	8.9	22.1	14.9
Expense ratio	30.0	36.3	32.9
Combined ratio	103.1%	109.7%	106.1%
_______________
(1)Non-operating expenses includes $103.4 million of expenses related to the Merger, severance, retention and other costs, $22.2 million of expenses related to the Company’s operating effectiveness and efficiency program, which includes $12.3 million of impairment charges related to lease assets as a result of sub-leasing certain office space.
(2)Net realized and unrealized exchange gains/(losses) have been corrected to account for the correction of foreign exchange movements which should have been matched with an underwriting premium receivable payment for periods 2020 and prior, totaling a $2.2 million gain in 2019. Income/(loss) before and after tax figures have been corrected as a result of the correction to net realized and unrealized exchange gains and losses for the periods mentioned.
(3)Change in fair value of derivatives includes a loss of $130.2 million in respect of interest rate swaps.

Geographical Areas. The following summary presents the Company’s gross written premiums based on the location of the insured risk for the twelve months ended December 31, 2021, 2020 and 2019.

	For the Twelve Months Ended
	December 31, 2021	December 31, 2020	December 31, 2019
	($ in millions)
Australia/Asia	$275.8	$259.7	$215.9
Caribbean	12.9	6.0	9.3
Europe	140.6	92.5	82.8
United Kingdom	393.2	369.0	295.7
United States & Canada (1)	2,301.8	2,267.5	2,003.9
Worldwide excluding United States (2)	31.5	23.1	63.0
Worldwide including United States (3)	592.2	501.2	614.9
Others	190.4	179.5	156.9
Total	$3,938.4	$3,698.5	$3,442.4
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

4.     Investments
Income Statement
Investment Income. The following table summarizes investment income for the twelve months ended December 31, 2021, 2020 and 2019:

	For the Twelve Months Ended
	December 31, 2021	December 31, 2020	December 31, 2019
	($ in millions)
Fixed income securities — Available for sale	$87.2	$106.5	$128.2
Fixed income securities — Trading	30.2	32.8	42.0
Short-term investments — Available for sale	0.1	0.8	2.3
Short-term investments — Trading	—	0.5	2.5
Fixed term deposits (included in cash and cash equivalents)	0.7	6.4	19.5
Catastrophe bonds — Trading	0.9	1.4	2.3
Privately-held investments — Trading	18.2	20.9	3.4
Other investments, at fair value (1)	21.9	(2.0)	8.9
Total	159.2	167.3	209.1
Investment expenses	(11.7)	(12.7)	(11.8)
Net investment income	$147.5	$154.6	$197.3
_____________
(1)    Other investments represents the Company’s investments in real estate funds. The movement in the year represents the change in fair value of the investment and has been included as part of our investment income.

The following table summarizes the net realized and unrealized investment gains and losses recorded in the statement of operations and the change in unrealized gains and losses on investments recorded in other comprehensive income for the twelve months ended December 31, 2021, 2020 and 2019:

	For the Twelve Months Ended
	December 31, 2021	December 31, 2020	December 31, 2019
	($ in millions)
Available for sale:
Fixed income securities — gross realized gains	$22.7	$68.8	$14.4
Fixed income securities — gross realized (losses)	(3.6)	(1.8)	(7.3)
Cash and cash equivalents — gross realized gains	2.0	0.5	0.1
Cash and cash equivalents — gross realized (losses)	(0.8)	(0.4)	(0.2)
Net change in expected credit gains	(2.5)	0.4	—
Trading:
Fixed income securities — gross realized gains	12.2	18.2	34.3
Fixed income securities — gross realized (losses)	(2.0)	(3.8)	(2.6)
Cash and cash equivalents — gross realized gains	0.1	0.2	—
Cash and cash equivalents — gross realized (losses)	(0.3)	(0.3)	(0.3)
Privately-held investments — gross realized gains	0.6	—	0.2
Privately-held investments — gross realized (losses)	(13.8)	—	(0.2)
Privately-held investments — net unrealized gains/(losses)	18.1	(20.4)	—
Catastrophe bonds — net unrealized (losses)/gains	(0.8)	—	0.9
Net unrealized (losses)/gains	(23.4)	—	47.2

Investments — equity method:
Gross realized and unrealized gain (loss) in MVI	0.1	(0.4)	(0.1)
Gross unrealized gain in Multi-Line Reinsurer	0.2	—	—
Gross realized and unrealized (loss) gain in Digital Risk	—	(0.3)	(0.2)
Gross realized gain on sale of Bene	—	1.8	—
Gross realized gain on sale of Crop Re	—	8.6	—
Total net realized and unrealized investment gains recorded in the statement of operations	$8.8	$71.1	$86.2

Change in available for sale net unrealized (losses)/gains:
Fixed income securities	(157.6)	108.5	164.9
Income tax expense	(0.3)	(0.5)	(13.6)
Total change in net unrealized (losses)/gains, net of taxes recorded in other comprehensive income	$(157.9)	$108.0	$151.3

Balance Sheet
Fixed Income Securities and Short-Term Investments — Available For Sale. The following tables present the cost or amortized cost, gross unrealized gains and losses and estimated fair market value of available for sale investments in fixed income securities and short-term investments as at December 31, 2021 and December 31, 2020:

	As at December 31, 2021
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Market Value
	($ in millions)
U.S. government	$1,066.2	$24.0	$(5.9)	$—	$1,084.3
U.S. agency	20.7	0.8	—	—	21.5
Municipal	81.2	2.0	(0.5)	(0.1)	82.6
Corporate	2,176.1	47.5	(13.0)	(2.3)	2,208.3
Non-U.S. government-backed corporate	138.5	0.2	(1.9)	—	136.8
Non-U.S. government	250.8	1.4	(1.2)	(0.3)	250.7
Asset-backed	0.5	—	—	—	0.5
Non-agency commercial mortgage-backed	6.6	0.3	—	—	6.9
Agency mortgage-backed	1,082.9	19.1	(12.0)	—	1,090.0
Total fixed income securities — Available for sale	4,823.5	95.3	(34.5)	(2.7)	4,881.6
Total short-term investments — Available for sale	10.1	—	—	—	10.1
Total	$4,833.6	$95.3	$(34.5)	$(2.7)	$4,891.7

	As at December 31, 2020
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Market Value
	($ in millions)
U.S. government	$1,041.3	$60.5	$(0.6)	$—	$1,101.2
U.S. agency	32.8	1.5	—	—	34.3
Municipal	61.6	5.5	—	—	67.1
Corporate	1,714.5	112.0	(0.1)	(0.2)	1,826.2
Non-U.S. government-backed corporate	62.7	0.7	—	—	63.4
Non-U.S. government	268.8	4.3	—	—	273.1
Asset-backed	2.3	—	—	—	2.3
Non-agency commercial mortgage-backed	6.7	0.7	—	—	7.4
Agency mortgage-backed	936.0	37.2	(0.1)	—	973.1
Total fixed income securities — Available for sale	4,126.7	222.4	(0.8)	(0.2)	4,348.1
Total short-term investments — Available for sale	88.0	—	(0.2)	—	87.8
Total	$4,214.7	$222.4	$(1.0)	$(0.2)	$4,435.9

Fixed Income Securities, Short Term Investments, Equities, Catastrophe Bonds and Privately-held Investments — Trading. The following tables present the cost or amortized cost, gross unrealized gains and losses, and estimated fair market value of trading investments in fixed income securities, short-term investments, equity securities, catastrophe bonds and privately-held investments as at December 31, 2021 and December 31, 2020:

	As at December 31, 2021
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
	($ in millions)
Fixed Income Securities — Trading
U.S. government	$115.9	$0.6	$(0.2)	$116.3
Municipal	3.9	0.1	—	4.0
Corporate	95.7	1.9	(0.8)	96.8
High yield loans	77.2	0.1	(0.4)	76.9
Non-U.S. government-backed corporate	13.3	—	(0.2)	13.1
Non-U.S. government	34.9	—	(0.4)	34.5
Asset-backed	784.3	3.3	(1.9)	785.7
Agency mortgage-backed	30.3	0.2	(0.3)	30.2
Total fixed income securities — Trading	1,155.5	6.2	(4.2)	1,157.5
Short-term investments — Trading	2.0	—	—	2.0
Catastrophe bonds — Trading	5.3	—	(1.9)	3.4
Privately-held investments — Trading
Commercial mortgage loans	$212.0	$0.4	$(0.9)	$211.5
Middle market loans	66.9	—	(1.5)	65.4
Asset-backed securities	26.8	—	(0.2)	26.6
Equity securities	3.5	0.1	—	3.6
Total privately-held investments — Trading	309.2	0.5	(2.6)	307.1
Total Investments — Trading	$1,472.0	$6.7	$(8.7)	$1,470.0

	As at December 31, 2020
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
	($ in millions)
Fixed Income Securities — Trading
U.S. government	$117.9	$2.7	$(0.1)	$120.5
Municipal	3.2	0.3	—	3.5
Corporate	94.4	9.1	—	103.5
High yield loans	10.0	—	(0.2)	9.8
Non-U.S. government	41.5	0.1	—	41.6
Asset-backed	541.7	3.1	(5.7)	539.1
Agency mortgage-backed	36.1	1.5	—	37.6
Total fixed income securities — Trading	844.8	16.8	(6.0)	855.6
Short-term investments — Trading	35.4	—	—	35.4
Catastrophe bonds — Trading	18.8	—	—	18.8
Privately-held investments — Trading
Commercial mortgage loans	178.6	0.1	(15.1)	163.6
Middle market loans	117.4	0.2	(5.5)	112.1
Asset-backed securities	18.7	—	(0.1)	18.6
Equity securities	5.0	—	—	5.0
Total privately-held investments — Trading	319.7	0.3	(20.7)	299.3
Total Investments — Trading	$1,218.7	$17.1	$(26.7)	$1,209.1

The Company classifies the financial instruments listed above as held for trading because this most closely reflects the facts and circumstances of the investments held.
As at December 31, 2021, the Company had a 2.0% position in real estate funds and a 3.6% position in MML and CML, representing in total 5.6% of our Managed Portfolio (December 31, 2020 — 5.1%).
Catastrophe bonds. The Company has invested in catastrophe bonds with a total value of $3.4 million as at December 31, 2021 (December 31, 2020 — $18.8 million). The bonds are either zero-coupon notes or receive quarterly interest payments based on variable interest rates with scheduled maturities ranging from 2022 to 2025. The redemption value of the bonds will adjust based on the occurrence or aggregate occurrence of a covered event, such as windstorms and earthquakes in the United States, Canada, the North Atlantic, South America, Europe, Japan or Australia.
Privately-held investments. The Company has invested in privately-held investments, which primarily include commercial mortgage loans of $211.5 million and middle market loans of $65.4 million as at December 31, 2021 (December 31, 2020 — commercial mortgage loans of $163.6 million; middle market loans of $112.1 million).
Commercial Mortgage Loans. The commercial mortgage loans are related to investments in properties including apartments, hotels, office and retail buildings, other commercial properties and industrial properties. The commercial mortgage loan portfolio is diversified by property type, geographic region and issuer to reduce risks. As part of our investment process, we evaluate factors such as size, property type, and security to determine that properties are performing at a consistent and acceptable level to secure the related debt.  The following table presents the type of commercial mortgage loans and geographic region as at December 31, 2021 and December 31, 2020:

	As at December 31, 2021		As at December 31, 2020
	Net Carrying Value	Percentage of Total	Net Carrying Value	Percentage of Total
	($ millions)	(%)	($ millions)	(%)
Property type

Apartment	101.6	48.1	80.7	49.3
Hotels	68.8	32.5	20.4	12.5
Office building	33.9	16.0	33.9	20.7
Other commercial	7.2	3.4	28.6	17.5
Total commercial mortgage loans	$211.5	100%	163.6	100%

Geographic Region
U.S.	183.7	86.9	122.7	75.0
International	27.8	13.1	40.9	25.0
Total commercial mortgage loans	$211.5	100%	163.6	100%

The primary credit quality indicator of commercial mortgage loans is loan performance. Non-performing commercial mortgage loans are generally 90 days or more past due. As of December 31, 2021, none of our commercial mortgage loans were non-performing.  Loan-to-value and debt service coverage ratios are measures we use to assess the risk and quality of commercial mortgage loans. The loan-to-value ratio is expressed as a percentage of the value of the loan relative to the value of the underlying property. A loan-to-value ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The following table represents the loan-to-value ratio of the commercial mortgage loan portfolio as at December 31, 2021 and December 31, 2020:

	As at December 31, 2021	As at December 31, 2020
	(in millions)
Less than 50%	$—	$14.9
50% to 60%	131.2	39.3
61% to 70%	80.3	99.5
71% to 80%	—	9.9
Commercial mortgage loans	$211.5	$163.6

The debt-service coverage ratio is measured by a property’s net operating income as a multiple of its debt re-payments. A ratio of less than 1.0 reflects a property’s operations is not sufficient to cover its debt payments. The following table represents the debt-service coverage ratio of the commercial mortgage loan portfolio, excluding those that are non-performing and construction loans which are still under development, as at December 31, 2021 and December 31, 2020:

	As at December 31, 2021	As at December 31, 2020
	(in millions)
Greater than 1.20x	$66.3	$82.2
1.00 - 1.20x	62.4	14.9
Less than 1.00x	18.8	—
Commercial mortgage loans (1)	$147.5	$97.1
_______________
(1)    As at December 31, 2021, we have non-performing loans of $Nil (December 31, 2020 — $0.7 million) and construction loans of $64.0 million (December 31, 2020 — $65.8 million) which only generate income when the construction is completed. As no income is currently being generated on these loans, they are not included in the table above. The total value of commercial mortgage loans are $211.5 million as at December 31, 2021, (December 31, 2020 — $163.6 million).

Middle Market Loans. The middle market loans are investments in senior secured loan positions with full covenants, focused on the middle market in both U.S. and Europe. The middle market loan portfolio is diversified by industry type, geographic region and issuer to reduce risks. As part of our investment process, we evaluate factors such as size, industry and security to determine that loans are performing at a consistent and acceptable level to secure the related debt.  The following table presents the type of middle market loans and geographic region as at December 31, 2021 and December 31, 2020:

	As at December 31, 2021		As at December 31, 2020
	Net Carrying Value	Percentage of Total	Net Carrying Value	Percentage of Total
	($ millions)	(%)	($ millions)	(%)
Industry type

Materials	20.9	32.0	28.0	24.9
Financials	6.1	9.3	27.1	24.2
Industrials	18.7	28.5	17.3	15.5
Consumer discretionary	4.3	6.6	13.7	12.2
Health care	—	—	7.5	6.7
Energy	5.6	8.6	7.3	6.5
Consumer staples	4.9	7.5	6.4	5.7
Information technology	4.9	7.5	4.8	4.3
Total middle market mortgage loans	$65.4	100%	$112.1	100%

Geographic Region
U.S.	56.2	85.9	91.8	81.9
International	9.2	14.1	20.3	18.1
Total middle market loans	$65.4	100%	$112.1	100%

The primary credit quality indicator of middle market loans is loan performance. Non-performing middle market loans are generally 90 days or more past due. As of December 31, 2021, all of our middle market loans were performing.   Loan-to-enterprise-value and fixed charge coverage ratios are measures we use to assess the risk and quality of middle market loans. The loan-to-enterprise-value ratio is expressed as a percentage of the value of the loan relative to the value of the business. A loan-to-enterprise-value ratio in excess of 100% indicates the unpaid loan amount exceeds the value of the underlying business. The following table represents the loan-to-enterprise-value ratio of the middle market loan portfolio as at December 31, 2021 and December 31, 2020:

	As at December 31, 2021	As at December 31, 2020
	(in millions)
Less than 50%	$11.0	$59.8
50% to 60%	9.2	11.0
61% to 70%	15.8	6.4
71% to 80%	5.6	—
81% to 100%	12.0	17.2
Greater than 100%	11.8	17.7
Middle market loans	$65.4	$112.1
The fixed charge coverage ratio, based upon the most recent financial statements, is expressed as a percentage of a firm’s earnings plus fixed charges to its fixed charges. Fixed charges include debt repayments, interest and equipment lease expenses. A fixed charge coverage ratio of less than 1.0 indicates a firm’s operations do not generate enough income to cover its fixed charges. The following represents the fixed charge coverage ratio of the middle market loan portfolio as at December 31, 2021 and December 31, 2020

	As at December 31, 2021	As at December 31, 2020
	(in millions)
Greater than 1.20x	$25.8	$73.6
1.00 - 1.20x	22.8	—
Less than 1.00x	16.8	38.5
Middle market loans	$65.4	$112.1

Aspen has individually assessed each of the middle market loans with the loan-to-enterprise-value ratio of greater than 100% and fixed charge coverage ratio of less than 1.00x. These companies were impacted by COVID-19 and have only become fully operational half way through the year. However performance on these companies has exceeded pre-COVID-19 levels, tracking ahead of plan and therefore expect EBITDA to normalize around the historical levels and return the above ratios within acceptable levels. As a result we still determine all our middle market loans to be performing.

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
Investments — Equity Method. In January 2015, the Company, along with seven other insurance companies, established a micro-insurance venture consortium and micro-insurance incubator (“MVI”) domiciled in Bermuda. The MVI is a social impact organization that provides micro-insurance products to assist global emerging consumers. The Company’s initial investment in the MVI was $0.8 million. The Company made an additional investment of $0.1 million in the twelve months ended December 31, 2017 and a further investment of $0.2 million in the twelve months ended December 31, 2018. In March, 2021 the Company committed an additional $0.8 million equity contribution to MVI over a 2 year period and paid $0.4 million in the period ending December 31, 2021.
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
On November 20, 2020, the Company sold its investment in Bene for $6.1 million, realizing a gain of $1.8 million.
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
On December 23, 2019, the Company committed $5.0 million as an equity investment in the holding company of a multi-line reinsurer. The strategy for the multi-line reinsurer is to combine a diversified reinsurance business, focused primarily on long-tailed lines of property and casualty business and, potentially to a lesser extent, life business, with a diversified investment strategy. During the period ending December 31, 2021, $2.5 million (December 31, 2020 $0.5 million) capital was invested in multi-line reinsurer.

The table below shows the Company’s investments in MVI, Multi-Line Reinsurer, Bene, Digital Re and Crop Re for the twelve months ended December 31, 2021 and 2020:

	MVI	Multi-Line Reinsurer	Bene	Digital Re	Crop Re	Total
	($ in millions)
Opening undistributed value of investment as at January 1, 2021	$—	$0.5	$—	$0.4	$—	$0.9
Investment in the period	0.4	2.5	—	0.3	—	3.2
Distribution received	—	—	—	(0.5)	—	(0.5)
Unrealized gain for the twelve months to December 31, 2021	0.1	0.2	—	—	—	0.3
Closing value of investment as at December 31, 2021	0.5	3.2	—	0.2	—	3.9

Opening undistributed value of investment as at January 1, 2020	$0.4	$—	$4.3	$0.7	$62.5	$67.9
Investment in the period	—	0.5	—	—	—	0.5
Unrealized (loss) for the twelve months to December 31, 2020	(0.4)	—	—	(0.3)	—	(0.7)
Gain on disposal	—	—	1.8	—	8.6	10.4
Proceeds from disposal	—	—	(6.1)	—	(71.1)	(77.2)
Closing value of investments at December 31, 2020	$—	$0.5	$—	$0.4	$—	$0.9
Other Investments. On December 20, 2017, the Company committed to, and during 2018 invested $100.0 million as a limited partner to a real estate fund, classified as other investments. As at December 31, 2021, the current fair value of the fund $129.9 million.

On September 30, 2021, the Company committed and funded $20.0 million as a limited partner to a third party managed real estate fund. The Partnership was established to make equity and equity related investments in multifamily and other commercial real estate properties located in the United States and its territories, with the goal of generating superior risk-adjusted returns. The Partnership seeks to acquire commercial real estate assets including real estate assets (or interests therein) that may have management or operational problems and require improvements or lack sufficient capital, including mortgage loans and development or redevelopment properties. As at December 31, 2021, the current fair value of the fund is $21.4 million.

As at December 31, 2021, the aggregate current fair value of the real estate funds investments described above is $151.3 million.

For further information on the real estate funds, refer to Note 20(a) in these consolidated financial statements, “Commitments and Contingencies.”

Fixed Income Securities. The scheduled maturity distribution of the Company’s available for sale fixed income securities as at December 31, 2021 and December 31, 2020 is set forth below. Actual maturities may differ from contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

	As at December 31, 2021
	Amortized Cost or Cost	Fair Market Value	Average S&P Ratings by Maturity
	($ in millions)
Due one year or less	$545.1	$549.0	AA-
Due after one year through five years	2,057.2	2,087.5	AA-
Due after five years through ten years	1,090.5	1,106.3	A+
Due after ten years	40.7	41.4	A-
Total — Government and corporate	3,733.5	3,784.2
Non-agency commercial mortgage-backed	6.6	6.9	AA+
Agency mortgage-backed	1,082.9	1,090.0	AA+
Asset-backed	0.5	0.5	AAA
Total fixed income securities — Available for sale	$4,823.5	$4,881.6

	At December 31, 2020
	Amortized Cost or Cost	Fair Market Value	Average S&P Ratings by Maturity
	($ in millions)
Due one year or less	$498.6	$501.3	AA
Due after one year through five years	1,833.6	1,925.9	AA-
Due after five years through ten years	741.9	806.5	AA-
Due after ten years	107.6	131.6	AA-
Total — Government and corporate	3,181.7	3,365.3
Non-agency commercial mortgage-backed	6.7	7.4	AA+
Agency mortgage-backed	936.0	973.1	AA+
Asset-backed	2.3	2.3	AAA
Total fixed income securities — Available for sale	$4,126.7	$4,348.1
Guaranteed Investments. As at December 31, 2021 and December 31, 2020, the Company held no investments which are guaranteed by mono-line insurers, excluding those with explicit government guarantees. The Company’s exposure to other third-party guaranteed debt is primarily to investments backed by non-U.S. government guaranteed issuers.

Gross Unrealized Losses. The following tables summarize, by type of security, the aggregate fair value and gross unrealized loss by length of time the security has been in an unrealized loss position for the Company’s available for sale portfolio as at December 31, 2021 and December 31, 2020:

	December 31, 2021
	0-12 months		Over 12 months		Total
	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Number of Securities
	($ in millions)
U.S. government	$309.1	$(4.0)	$29.3	$(1.9)	$338.4	$(5.9)	51
U.S. agency	6.1	—	—	—	6.1	—	5
Municipal	29.7	(0.5)	—	—	29.7	(0.5)	20
Corporate	804.6	(11.7)	23.6	(1.3)	828.2	(13.0)	400
Non-U.S. government-backed corporate	114.4	(1.9)	—	—	114.4	(1.9)	10
Non-U.S. government	181.8	(1.2)	3.1	—	184.9	(1.2)	35
Agency mortgage-backed	564.5	(11.6)	16.0	(0.4)	580.5	(12.0)	116
Total fixed income securities — Available for sale	2,010.2	(30.9)	72.0	(3.6)	2,082.2	(34.5)	637
Total short-term investments — Available for sale	4.4	—	—	—	4.4	—	7
Total	$2,014.6	$(30.9)	$72.0	$(3.6)	$2,086.6	$(34.5)	644

	December 31, 2020
	0-12 months		Over 12 months		Total
	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Number of Securities
	($ in millions)
U.S. government	$58.7	$(0.6)	$—	$—	$58.7	$(0.6)	10
Corporate	39.6	(0.1)	—	—	39.6	(0.1)	16
Non-U.S. government	7.5	—	—	—	7.5	—	4
Agency mortgage-backed	33.3	(0.1)	2.1	—	35.4	(0.1)	19
Total fixed income securities — Available for sale	139.1	(0.8)	2.1	—	141.2	(0.8)	49
Total short-term investments — Available for sale	8.7	—	—	(0.2)	8.7	(0.2)	15
Total	$147.8	$(0.8)	$2.1	$(0.2)	$149.9	$(1.0)	64
The increase in gross unrealized losses is largely attributable to the impact of rising interest rates on our bond portfolio

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
For the twelve months ended December 31, 2021, there was an increase in the CECL allowance on available-for-sale investments of $2.5 million (December 31, 2020 — $0.4 million decrease).

5.     Variable Interest Entities
As at December 31, 2021, the Company had investments in one (December 31, 2020 — one) variable interest entity (“VIE”), namely Peregrine Reinsurance Ltd (“Peregrine”).
Peregrine. In November 2016, Peregrine, a subsidiary of the Company, was registered as a segregated accounts company under the Segregated Accounts Companies Act 2000, as amended. As at December 31, 2021, Peregrine had six segregated accounts which were funded by third-party investors and two segregated accounts which are funded by Aspen are consolidated within the financial statements.
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
.

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

The following tables present the level within the fair value hierarchy at which the Company’s financial assets and liabilities are measured on a recurring basis as at December 31, 2021 and December 31, 2020:

	As at December 31, 2021
	Level 1	Level 2	Level 3	Total
	($ in millions)
Available for sale financial assets, at fair value
U.S. government	$1,084.3	$—	$—	$1,084.3
U.S. agency	—	21.5	—	21.5
Municipal	—	82.6	—	82.6
Corporate	—	2,208.3	—	2,208.3
Non-U.S. government-backed corporate	—	136.8	—	136.8
Non-U.S. government	164.4	86.3	—	250.7
Asset-backed	—	0.5	—	0.5
Non-agency commercial mortgage-backed	—	6.9	—	6.9
Agency mortgage-backed	—	1,090.0	—	1,090.0
Total fixed income securities available for sale, at fair value	1,248.7	3,632.9	—	4,881.6
Short-term investments available for sale, at fair value	6.5	3.6	—	10.1
Held for trading financial assets, at fair value
U.S. government	116.3	—	—	116.3
Municipal	—	4.0	—	4.0
Corporate	—	96.8	—	96.8
Non-U.S. government-backed corporate	—	13.1	—	13.1
High yield loans	—	76.9	—	76.9
Non-U.S. government	11.9	22.6	—	34.5
Asset-backed	—	785.7	—	785.7
Agency mortgage-backed	—	30.2	—	30.2
Total fixed income securities trading, at fair value	128.2	1,029.3	—	1,157.5
Short-term investments trading, at fair value	1.1	0.9	—	2.0
Privately-held investments trading, at fair value	—	—	307.1	307.1
Catastrophe bonds trading, at fair value	—	3.4	—	3.4
Other investments (1)	—	—	—	151.3

Other financial assets and liabilities, at fair value
Derivatives at fair value — foreign exchange contracts	—	12.9	—	12.9
Liabilities under derivative contracts — foreign exchange contracts	—	(13.3)	—	(13.3)
Total	1,384.5	4,669.7	307.1	6,512.6
______________
(1)Other investments represents our investments in real estate funds and are measured at fair value using the net asset value per share practical expedient. As a result this has not been classified in the fair value hierarchy. The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheets. The investment in the real estate funds are subject to restrictions as detailed in Note 20(a), “Commitments and Contingencies.”

	At December 31, 2020
	Level 1	Level 2	Level 3	Total
	($ in millions)
Available for sale financial assets, at fair value
U.S. government	$1,101.2	$—	$—	$1,101.2
U.S. agency	—	34.3	—	34.3
Municipal	—	67.1	—	67.1
Corporate	184.2	88.9	—	273.1
Non-U.S. government-backed corporate	—	63.4	—	63.4
Non-U.S. government	—	7.4	—	7.4
Asset-backed	—	973.1	—	973.1
Non-agency commercial mortgage-backed	—	2.3	—	2.3
Agency mortgage-backed	—	1,826.2	—	1,826.2
Total fixed income securities available for sale, at fair value	1,285.4	3,062.7	—	4,348.1
Short-term investments available for sale, at fair value	81.0	6.8	—	87.8
Held for trading financial assets, at fair value
U.S. government	120.5	—	—	120.5
Municipal	—	3.5	—	3.5
Corporate	—	103.5	—	103.5
High yield loans	—	9.8	—	9.8
Non-U.S. government	41.2	0.4	—	41.6
Asset-backed	—	539.1	—	539.1
Agency mortgage-backed	—	37.6	—	37.6
Total fixed income securities trading, at fair value	161.7	693.9	—	855.6
Short-term investments trading, at fair value	35.4	—	—	35.4
Privately-held investments	—	—	299.3	299.3
Catastrophe bonds trading, at fair value	—	18.8	—	18.8
Other investments (1)	—	—	—	109.4

Other financial assets and liabilities, at fair value
Derivatives at fair value — foreign exchange contracts	—	26.8	—	26.8
Liabilities under derivative contracts — foreign exchange contracts	—	(13.6)	—	(13.6)
Total	$1,563.5	$3,795.4	$299.3	$5,767.6
______________
(1)Other investments represents our investments in real estate funds and are measured at fair value using the net asset value per share practical expedient. As a result this has not been classified in the fair value hierarchy. The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheets. The investment in the real estate funds are subject to restrictions as detailed in Note 20(a), “Commitments and Contingencies.”

Transfers of assets into or out of a particular level are recorded at their fair values as of the end of each reporting period consistent with the date of the determination of fair value. During the twelve months ended December 31, 2021, $19.5 million (December 31, 2020 — $8.3 million was transferred in to Level 3) was transferred from Level 3 to Level 2 due to publicly available market inputs within its valuation methodology.

As at December 31, 2021, there were privately-held investments worth $307.1 million (December 31, 2020 — $299.3 million) classified as Level 3. As a result of loans sold by Aspen and loans repaid to Aspen by borrowers, a net settlement of $182.2 million occurred during the year.

The following table presents a reconciliation of the beginning and ending balances for all assets and liabilities measured at fair value on a recurring basis using Level 3 inputs for the twelve months ended December 31, 2021 and December 31, 2020:

Twelve Months Ended December 31, 2021	Balance at beginning of year	Purchases and issuances	Transfers in/(out)	Settlements and sales	Increase/(decrease) in fair value including net income	Balance at end of year	Change in unrealized investment gains (losses) relating to assets held at end of year
Assets
Privately-held investments — trading
Commercial mortgage loans	$163.6	$169.9	$—	$(122.5)	$0.5	$211.5	$(0.5)
Middle market loans	112.1	5.6	—	(56.1)	3.7	65.3	(1.5)
Asset-backed securities	18.6	10.0	—	(1.8)	(0.1)	26.7	(0.2)
Equity securities	5.0	0.1	—	(1.6)	0.1	3.6	—
Preference shares	—	19.5	(19.5)	—	—	—	—
Total Level 3 assets	$299.3	$205.1	$(19.5)	$(182.2)	$4.2	$307.1	$(2.2)

Twelve Months Ended December 31, 2020
Assets
Privately-held investments — trading
Commercial mortgage loans	$156.4	$79.7	$—	$(59.4)	$(13.1)	$163.6	$0.1
Middle market loans	111.7	0.9	8.3	(4.8)	(4.0)	112.1	(5.3)
Asset-backed securities	8.7	10.0	—	—	(0.1)	18.6	—
Equity securities	2.7	2.4	—	(0.1)	—	5.0	—
Total Level 3 assets	$279.5	$93.0	$8.3	$(64.3)	$(17.2)	$299.3	$(5.2)

Valuation of Fixed Income Securities. The Company’s fixed income securities are classified as either available for sale or trading and are carried at fair value. As at December 31, 2021 and December 31, 2020, the Company’s fixed income securities were valued by pricing services or broker-dealers using standard market conventions. The market conventions utilize market quotations, market transactions in comparable instruments and various relationships between instruments including, but not limited to, yield to maturity, dollar prices and spread prices in determining value.
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
As at December 31, 2021, the Company obtained an average of 3.0 quotes per fixed income investment compared to 2.6 quotes at December 31, 2020.
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
The following table summarizes the quantitative inputs and assumptions used for financial assets and liabilities categorized as Level 3 under the fair value hierarchy as at December 31, 2021:

At December 31, 2021	Fair Value Level 3	Valuation Techniques	Unobservable (U) inputs	Ranges			Weighted Average
	($ in millions)
Privately-held investments — Trading
Commercial mortgage loans	$173.9	Discounted cash flow	Discount rate	3.5%	—	9.5%	5.8%
Commercial mortgage loans	37.6	Transaction Value	n/a	n/a		n/a	n/a
Commercial mortgage loans	—	Liquidation Method	n/a	n/a		n/a	n/a
Middle market loans	65.3	Discounted cash flow	Discount rate	6.2%	—	15.5%	9.1%
Middle market loans	—	Recovery Approach	n/a	n/a		n/a	n/a
Asset-backed securities	26.7	Discounted cash flow	Discount rate	3.0%	—	7.3%	5.4%
Equity securities	2.8	Discounted cash flow	Discount rate	9.2%		9.2%	9.2%
Equity securities	0.8	Transaction Value	n/a	n/a		n/a	n/a
	$307.1

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
Other investments. The Company’s other investments represent our investments in real estate funds. Adjustments to the fair values are made based on the net asset value of the investments. The net valuation criteria established by the manager of such investments are established in accordance with the governing documents and the asset manager’s valuation guidelines, which include: the discounted cash flows method and the performance multiple approach, which uses a multiple derived from market data of comparable companies or assets to produce operating performance metrics. Alternative valuation methodologies may be employed for investments with unusual characteristics.

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
The effect of assumed and ceded reinsurance on premiums written, premiums earned and insurance losses and loss adjustment expenses for the twelve months ended December 31, 2021, 2020 and 2019 was as follows:

	Twelve Months Ended December 31,
	2021	2020	2019
	($ in millions)
Premiums written(1):
Direct	$2,341.4	$2,042.1	$1,956.9
Assumed	1,597.0	1,656.4	1,485.5
Ceded	(1,350.7)	(1,120.7)	(1,014.5)
Net premiums written	$2,587.7	$2,577.8	$2,427.9

Premiums earned(1):
Direct	$2,139.1	$2,026.4	$1,927.5
Assumed	1,479.2	1,612.0	1,494.9
Ceded	(1,207.8)	(1,110.9)	(1,129.1)
Net premiums earned	$2,410.5	$2,527.5	$2,293.3

Insurance losses and loss adjustment expenses:
Direct	$1,499.8	$1,479.6	$1,415.5
Assumed	1,000.6	1,134.5	1,147.9
Ceded	(807.1)	(773.3)	(883.7)
Net insurance losses and loss adjustment expenses	$1,693.3	$1,840.8	$1,679.7
(1) For the period twelve months ended December 31, 2020 gross written premium and net premiums earned have been corrected downward by $5.1 million for immaterial errors. Refer to Note 26 in these consolidated financial statements, “Correction of Immaterial Errors” for further details

On March 2, 2020, the Company entered into an adverse development cover reinsurance agreement (“ADC”) with a subsidiary of Enstar Group Limited (“Enstar”), pursuant to which Enstar’s subsidiary will reinsure losses incurred on or prior to December 31, 2019. Enstar’s subsidiary will provide $770.0 million of cover in excess of $3.805 billion retention up to an aggregate of $4.575 billion, and an additional $250.0 million of cover in excess above $4.815 billion, up to $5.065 billion. As a result of the ADC, we have significantly reduced our exposure to claims from risks underwritten on or prior to December 31, 2019, and we expect the ADC to significantly reduce volatility from our historical business going forward.
As at December 31, 2021, the Company has recognized $68.1 million of recoverables on the ADC, of which $58.3 million has been recognized as a deferred gain on the balance sheet within reinsurance recoverables unpaid losses. The deferred gain on retroactive contracts is amortized into income over the settlement period of the ceded reserves. For the twelve months ended December 31, 2021, amortization of deferred gains totaling $9.8 million has been recognized as income within net insurance losses and loss adjustment expenses.
Current expected loss model (“CECL”). Following the adoption of this ASU with effect from January 1, 2020, the Company recognized a reduction in the Company’s reinsurance recoverables by $3.8 million as a result of recognizing CECL through opening retained earnings for periods 2019 and prior.
For the twelve months ended December 31, 2021 there was a decrease in the CECL allowance on reinsurance recoverables of $0.5 million (December 31, 2020 — $0.1 million increase).
The Company is potentially exposed to concentrations of credit risk in respect of amounts recoverable from reinsurers, refer to Note 21, “Concentrations of Credit Risk — Reinsurance recoverables” of these consolidated financial statements for more detail.
8.     Derivative Contracts
The following table summarizes information on the location and amounts of derivative fair values on the consolidated balance sheet as at December 31, 2021 and 2020:

		As at December 31, 2021			As at December 31, 2020
Derivatives Not Designated as Hedging Instruments Under ASC 815	Balance Sheet Location	Notional Amount	Fair Value		Notional Amount	Fair Value
		($ in millions)			($ in millions)
Foreign Exchange Contracts	Derivatives at Fair Value	$759.8	$12.9	(1)	$803.1	$21.5	(1)
Foreign Exchange Contracts	Liabilities under Derivative Contracts	$785.9	$(12.4)		$599.2	$(13.6)
 ______________
(1)Net of $2.1 million of cash collateral (December 31, 2020 — $3.4 million).

		As at December 31, 2021		As at December 31, 2020
Derivatives Designated as Hedging Instruments Under ASC 815	Balance Sheet Location	Notional Amount	Fair Value	Notional Amount	Fair Value
		($ in millions)		($ in millions)
Foreign Exchange Contracts	Derivatives at Fair Value	$—	$—	$90.6	$5.3
Foreign Exchange Contracts	Liabilities under Derivative Contracts	$143.1	$(0.9)	$—	$—
The following table provides the unrealized and realized gains/(losses) recorded in the statements of operations and other comprehensive income for derivatives that are not designated or designated as hedging instruments under ASC 815 — “Derivatives and Hedging” for the twelve months ended December 31, 2021 and 2020:

		Amount of (Loss)/Gain Recognized on Derivatives
		For the Twelve Months Ended
	Location of Gain/(Loss) Recognized on Derivatives	December 31, 2021	December 31, 2020
Derivatives not designated as hedges		($ in millions)
Foreign Exchange Contracts	Change in Fair Value of Derivatives	(35.9)	16.0
Interest Rate Swaps	Change in Fair Value of Derivatives	—	(81.1)

Derivatives designated as hedges
Foreign Exchange Contracts	General, administrative and corporate expenses	(5.7)	(3.2)
Foreign Exchange Contracts	Net change from current period hedged transactions	(6.2)	0.3

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
As at December 31, 2021, the Company held foreign exchange contracts that were not designated as hedges under ASC 815 with an aggregate nominal amount of $1,545.7 million (2020 — $1,402.3 million). The foreign exchange contracts are recorded as derivatives at fair value in the balance sheet with changes recorded as a change in fair value of derivatives in the statement of operations. For the twelve months ended December 31, 2021, the impact of foreign exchange contracts on net income was a loss of $35.9 million (December 31, 2020 — gain of $16.0 million).
As at December 31, 2021, the Company held foreign exchange contracts that were designated as hedges under ASC 815 with an aggregate nominal amount of $143.1 million (2020 — $90.6 million). The foreign exchange contracts are recorded as derivatives at fair value in the balance sheet with the effective portion recorded in other comprehensive income and the ineffective portion recorded as a change in fair value of derivatives in the statement of operations. The contracts are effective and therefore the movement in other comprehensive income representing the effective portion for the twelve months ended December 31, 2021 was a loss of $6.2 million (December 31, 2020 —gain of $0.3 million).
As the foreign exchange contracts settle, the realized gain or loss is reclassified from other comprehensive income into general, administration and corporate expenses of the statement of operations and other comprehensive income. For the twelve months ended December 31, 2021, the amount recognized within general, administration and corporate expenses for settled foreign exchange contracts was a realized loss of $5.7 million (December 31, 2020 — loss of $3.2 million).

Interest Rate Swaps. In the first quarter of 2019, the Company entered into fixed for floating interest rate swaps with a total notional amount of $3,138.0 million due to mature between January 18, 2021 and January 18, 2034. The interest rate swaps were used in the ordinary course of the Company’s investments activities to partially mitigate any negative impact of rises in interest rates on the market value of the Company’s fixed income portfolio. During 2020, we unwound the remaining $1,250.0 million of our interest rate swaps. For the twelve months ended December 31, 2021, there was a loss of Nil (December 31, 2020 — $81.1 million).

9.     Deferred Policy Acquisition Costs
The following table represents a reconciliation of beginning and ending deferred policy acquisition costs for the twelve months ended December 31, 2021 and 2020:

	Twelve Months Ended December 31, 2021	Twelve Months Ended December 31, 2020
	($ in millions)
Balance at the beginning of the period	$306.6	$291.1
Acquisition costs deferred	398.3	481.2
Amortization of deferred policy acquisition costs	(414.1)	(465.7)
Balance at the end of the period	$290.8	$306.6

10.     Reserves for Losses and Loss Adjustment Expenses
The following table represents a reconciliation of beginning and ending consolidated loss and LAE reserves for the twelve months ended December 31, 2021, 2020 and 2019:

	As at December 31,
	2021	2020	2019
	($ in millions)
Provision for losses and LAE at the start of the year	$7,165.3	$6,951.8	$7,074.2
Less reinsurance recoverable	(3,195.2)	(2,319.8)	(2,077.6)
Net loss and LAE at the start of the year	3,970.1	4,632.0	4,996.6

Net loss and LAE expenses (disposed) (1)	—	(818.5)	—
Movement in net provision for losses and LAE for claims incurred:
Current year	1,648.2	1,841.7	1,620.2
Prior years	45.1	(0.9)	59.5
Total incurred	1,693.3	1,840.8	1,679.7
Losses and LAE payments for claims incurred:
Current year	(729.1)	(404.9)	(428.5)
Prior years	(580.7)	(1,359.7)	(1,694.1)
Total paid	(1,309.8)	(1,764.6)	(2,122.6)

Foreign exchange (gains)/losses	(39.9)	80.4	78.3

Net losses and LAE reserves at the end of the year	4,313.7	3,970.1	4,632.0
Plus reinsurance recoverable on unpaid losses at the end of the year	3,298.1	3,195.2	2,319.8
Provision for losses and LAE at the end of the year	$7,611.8	$7,165.3	$6,951.8
 ______________
(1) Net loss and LAE expenses disposed in 2020 includes the ADC agreement providing $770.0 million of cover and the loss portfolio transfer transactions for our surety insurance book of $42.0 million and our U.S. accident and health book of $6.5 million.
For the twelve months ended December 31, 2021, there was an increase of $45.1 million in the Company’s estimate of the ultimate claims to be paid in respect of prior accident years compared to a decrease of $0.9 million for the twelve months ended December 31, 2020.
Overall, prior year reserve strengthening totaled $45.1 million in 2021, compared with net favorable reserve development of $0.9 million in 2020. Prior year reserve strengthening excludes the full economic benefit of the recoveries from the ADC of $58.3 million which is currently within reinsurance recoverables on unpaid losses.
Reserve releases in the reinsurance segment in 2021 were $134.4 million compared to $36.1 million in 2020 and came primarily from casualty reinsurance and specialty reinsurance. Net unfavorable reserve development in the insurance segment in 2021 was $179.5 million compared to net unfavorable reserve development of $35.2 million in 2020 and came primarily from casualty insurance lines and first party and specialty lines.

The following table provides a reconciliation of reinsurance recoverables on unpaid losses as at December 31, 2021, 2020 and 2019, including reserves associated with the adverse development cover reinsurance agreements.

	As at December 31,
	2021	2020	2019
	(in millions)
Reinsurance recoverable excluding adverse development cover	$2,518.3	$2,425.2	$2,319.8
Adverse development cover reinsurance agreement cover	770.0	770.0	—
Movement in reinsurance recoverables excess of attachment point	68.1	—	—
Less unamortized deferred gain on retroactive contracts	(58.3)	—	—
Reinsurance recoverable on unpaid losses	$3,298.1	$3,195.2	$2,319.8

The following tables show an analysis of incurred claims and allocated loss adjustment expenses, net of reinsurance and cumulative paid claims and allocated claim adjustment expenses, net of reinsurance as at December 31, 2021, 2020, 2019, 2018 2017, 2016, 2015, 2014, 2013 and 2012. The loss development triangles are derived from all business written by the Company as although a limited number of contracts are written which have durations of greater than one year the contracts do not meet the definition of a long duration contract. All amounts included in the following tables related to transactions denominated in a foreign currency have been translated into U.S. Dollars using the exchange rates in effect at December 31, 2021.
The Company has chosen to disaggregate the business in its Insurance segment, for the purposes of these loss development triangles as: Property, Casualty, Marine, Aviation and Energy, and Financial and Professional insurance lines. The Company considers that this presentation of its Insurance lines loss development triangles more precisely reflects meaningful trending information. Certain accident years have negative IBNR due to the allocation of the adverse development cover, which has been allocated in line with with the agreement and premiums paid.

	Property Insurance Lines
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2021
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
	$ (in millions)
2012	170.6	168.6	167.3	166.2	160.6	154.8	153.7	153.8	154.4	155.6	—	6,083
2013		130.8	117.9	117.5	113.3	114.3	112.3	112.6	112.8	110.7	0.3	5,764
2014			166.1	157.9	134.7	135.3	134.6	133.0	132.4	133.4	—	9,973
2015				241.8	207.4	201.8	204.2	204.6	201.5	202.2	2.0	11,598
2016					239.9	250.7	245.5	246.9	248.4	249.2	1.6	10,785
2017						297.5	260.3	253.5	254.9	254.1	10.3	9,693
2018							205.5	208.2	191.9	190.4	0.4	8,171
2019								128.5	132.1	122.6	—	6,812
2020									206.7	211.2	36.2	7,295
2021										$210.9	88.8	4978
								Total		$1,840.3

	Property Insurance Lines
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
	($ in millions)
2012	41.5	129.6	139.2	153.4	157.6	155.1	154.3	154.3	154.3	155.6
2013		39.2	76.4	89.7	101.7	106.4	109.1	110.9	111.2	110.0
2014			40.5	86.9	114.5	124.2	128.3	129.8	131.0	132.3
2015				57.5	144.1	172.1	181.3	198.0	196.4	197.8
2016					67.3	169.7	202.5	224.8	233.8	239.0
2017						97.0	189.9	223.2	244.1	248.4
2018							62.6	162.9	185.0	181.8
2019								49.6	92.6	103.4
2020									61.9	125.5
2021										59.2
								Total		$1,553.0

		All outstanding liabilities for 2012 and subsequent years, net of reinsurance								$287.3
			All outstanding liabilities before 2012, net of reinsurance							2.0
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$289.3

	Casualty Insurance Lines										As at December 31, 2021
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
	$ (in millions)
2012	78.6	63.4	70.6	61.7	69.6	67.2	69.2	71.1	71.5	69.3	3.4	3,130
2013		134.0	117.4	115.8	121.3	104.3	105.4	105.7	104.3	100.9	7.2	3,367
2014			146.2	128.4	140.3	130.5	137.7	141.8	138.8	130.4	5.7	3,865
2015				205.1	225.1	187.6	205.5	238.4	236.7	227.7	13.5	4,736
2016					218.9	190.0	185.3	192.0	203.1	233.8	54.1	4,753
2017						182.9	176.3	180.4	199.3	201.6	18.9	5,416
2018							124.0	126.8	137.9	135.5	22.7	5,419
2019								126.5	148.8	127.9	4.7	5,104
2020									134.9	133.9	94.3	3,570
2021										176.5	150.5	2,707
								Total		1,537.5

	Casualty Insurance Lines
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
	($ in millions)
2012	1.3	6.7	14.3	30.0	41.3	49.7	50.6	55.2	59.9	65.0
2013		2.3	26.0	39.8	53.4	69.0	81.5	85.8	87.8	88.0
2014			2.7	13.5	33.1	60.4	74.0	98.4	111.4	110.1
2015				3.2	17.2	57.0	93.5	139.7	169.2	181.4
2016					4.2	23.1	40.7	83.5	111.0	134.8
2017						3.6	23.2	53.4	98.4	116.8
2018							3.2	28.2	44.1	69.7
2019								6.4	18.6	70.4
2020									—	3.2
2021										9.5
								Total		$848.9

		All outstanding liabilities for 2012 and subsequent years, net of reinsurance								$688.6
		All outstanding liabilities before 2012, net of reinsurance								37.0
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$725.6

	Marine, Aviation and Energy Insurance Lines
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2021
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
	$ (in millions)
2012	268.8	306.2	325.8	346.4	332.1	328.2	316.5	311.2	306.1	308.8	(6.1)	3,823
2013		321.0	333.8	342.5	325.9	333.0	346.6	345.2	340.2	343.3	2.8	4,178
2014			309.8	314.0	298.9	310.5	306.0	313.0	302.2	312.5	(5.9)	4,043
2015				297.1	300.2	282.6	286.8	310.4	313.0	321.4	(4.6)	4,074
2016					260.8	230.8	229.4	229.6	219.4	221.7	0.2	4,429
2017						210.7	201.1	207.4	214.9	209.8	37.9	6,041
2018							171.4	208.5	209.4	219.9	(2.4)	5,178
2019								146.5	154.1	146.0	3.0	3,575
2020									111.0	111.8	12.0	4,128
2021										94.0	44.7	2,108
								Total		2,289.2

	Marine, Aviation and Energy Insurance Lines
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
	($ in millions)
2012	51.5	132.4	174.9	211.2	240.0	250.9	273.8	274.7	276.9	284.8
2013		41.5	131.7	205.0	235.4	264.8	284.5	300.6	310.8	311.0
2014			53.6	116.9	189.3	210.0	232.7	250.9	263.1	275.6
2015				44.9	123.4	174.6	194.5	222.5	257.9	280.6
2016					30.9	82.7	142.8	164.3	191.2	199.0
2017						40.3	97.8	140.6	168.8	156.9
2018							26.9	105.1	133.4	155.7
2019								33.6	72.8	118.1
2020									28.5	66.7
2021										23.5
								Total		$1,871.9

		All outstanding liabilities for 2012 and subsequent years, net of reinsurance								$417.3
			All outstanding liabilities before 2012, net of reinsurance							10.6
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$427.9

	Financial and Professional Insurance Lines
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2021
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
	$ (in millions)
2012	88.5	89.9	93.6	97.0	94.0	89.6	101.7	96.5	103.4	104.5	(4.4)	579
2013		106.1	100.6	105.0	101.7	100.8	91.9	90.9	97.6	102.8	2.2	586
2014			135.7	131.6	130.2	120.6	131.9	120.9	121.7	123.7	(2.7)	800
2015				175.0	176.3	186.4	190.6	191.9	186.7	185.9	(0.4)	1,080
2016					191.9	212.6	217.4	203.1	186.3	185.7	13.5	1,255
2017						207.7	184.1	188.9	189.4	188.6	12.8	1,739
2018							158.5	174.6	156.9	152.7	6.0	4,617
2019								250.5	263.8	236.0	52.8	23,894
2020									351.0	352.0	181.7	105,317
2021										289.6	221.5	31,311
								Total		$1,921.5

	Financial and Professional Insurance Lines
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
	($ in millions)
2012	22.8	39.6	50.8	59.4	65.4	70.6	80.3	85.3	91.3	92.8
2013		8.1	21.2	31.3	65.6	64.1	72.8	75.0	78.3	81.8
2014			3.0	30.9	53.8	72.5	80.0	85.9	92.6	104.2
2015				13.8	43.6	70.3	89.7	110.4	139.6	146.2
2016					15.2	71.4	102.5	130.6	126.6	136.0
2017						27.2	51.4	83.6	117.5	137.2
2018							21.0	75.7	101.6	117.1
2019								27.4	87.3	138.4
2020									48.0	121.9
2021										43.7
								Total		$1,119.3

		All outstanding liabilities for 2012 and subsequent years, net of reinsurance								$802.2
			All outstanding liabilities before 2012, net of reinsurance							6.5
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$808.7

	Property Catastrophe and Other Property Reinsurance
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2021
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
	$ (in millions)
2012	280.2	303.1	286.2	278.8	282.2	279.2	271.7	261.6	264.9	248.6	(3.1)	679
2013		217.4	199.9	189.7	178.5	177.1	173.8	171.0	168.2	164.7	0.6	832
2014			189.9	176.8	160.9	149.5	149.8	144.9	144.9	143.9	0.8	900
2015				214.6	187.3	177.2	156.6	171.8	171.9	179.8	11.7	1,051
2016					272.6	272.7	271.0	249.2	244.9	230.4	(15.2)	1,308
2017						557.7	534.5	516.2	505.0	481.2	(3.8)	1,956
2018							343.1	394.2	389.5	403.5	22.2	1,808
2019								262.8	272.3	270.6	3.6	1,395
2020									322.9	366.9	20.1	1,333
2021										461.5	198.6	1,005
								Total		$2,951.1

	Property Catastrophe and Other Property Reinsurance
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
	($ in millions)
2012	35.6	135.7	188.8	208.9	216.4	227.6	232.1	242.2	247.9	248.6
2013		34.5	98.8	146.9	159.0	163.7	165.2	166.8	161.2	161.2
2014			37.4	100.7	127.1	137.0	140.9	139.6	141.3	141.5
2015				35.8	95.0	127.1	139.2	156.2	158.6	162.2
2016					57.2	164.7	206.0	217.1	230.4	236.7
2017						123.2	357.4	416.6	440.8	437.6
2018							122.8	311.6	325.7	345.4
2019								28.2	153.0	205.6
2020									42.4	169.2
2021										75.6
								Total		$2,183.6

		All outstanding liabilities for 2012 and subsequent years, net of reinsurance								767.5
			All outstanding liabilities before 2012, net of reinsurance							17.4
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$784.9

	Casualty Reinsurance
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2021
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
	$ (in millions)
2012	235.1	233.3	244.6	236.0	232.8	233.7	242.6	245.1	240.0	196.2	(27.1)	1,813
2013		215.6	230.8	226.3	223.6	206.6	201.7	204.4	201.6	165.8	(6.8)	1,691
2014			206.2	209.0	217.6	211.1	204.5	207.1	202.9	160.5	(14.8)	1,805
2015				195.4	202.2	211.7	214.2	212.0	208.0	160.6	(13.6)	1,964
2016					234.7	247.3	247.0	257.2	264.7	213.5	(2.1)	2,056
2017						246.6	244.0	254.9	254.1	194.2	3.4	2,005
2018							230.1	259.8	267.0	190.6	24.7	1,766
2019								236.2	256.6	179.2	52.3	1,300
2020									256.4	237.6	177.8	753
2021										209.0	177.0	355
								Total		$1,907.2

	Casualty Reinsurance
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
	($ in millions)
2012	2.2	17.8	42.1	65.5	96.6	117.8	134.7	144.4	162.2	165.4
2013		3.4	15.9	42.8	65.1	93.1	115.0	127.8	139.9	146.3
2014			2.5	13.8	37.8	60.3	86.7	107.7	125.7	135.7
2015				3.5	18.0	38.5	65.7	89.7	109.0	123.3
2016					9.3	33.7	64.5	96.7	127.0	148.0
2017						8.9	30.7	59.2	97.9	117.3
2018							7.2	33.7	73.7	104.9
2019								9.2	36.5	61.4
2020									9.2	28.0
2021										7.9
								Total		$1,038.2

		All outstanding liabilities for 2012 and subsequent years, net of reinsurance								869.0
			All outstanding liabilities before 2012, net of reinsurance							106.3
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$975.3

	Specialty Reinsurance
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2021
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
	$ (in millions)
2012	176.2	199.5	188.8	173.3	171.7	172.4	169.1	166.6	165.6	156.3	(3.9)	641
2013		144.4	139.6	131.3	119.4	118.6	114.8	114.4	111.0	104.8	(0.5)	577
2014			152.4	140.1	132.1	122.9	125.8	124.3	120.1	114.9	0.6	619
2015				165.9	170.0	164.5	159.0	157.3	152.8	149.0	4.7	777
2016					238.8	239.9	237.7	230.0	225.0	214.7	(5.4)	937
2017						379.7	392.4	376.0	364.4	343.2	(6.1)	1,328
2018							397.4	396.4	394.3	391.1	13.0	1,399
2019								476.1	498.9	495.4	49.2	1,519
2020									415.6	382.4	66.7	1,400
2021										155.8	106.1	1,020
								Total		$2,507.6

	Specialty Reinsurance
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
	($ in millions)
2012	24.6	93.0	128.1	138.2	143.5	148.8	150.1	152.9	153.4	156.1
2013		25.0	70.9	86.9	94.0	101.0	101.0	101.9	101.7	100.7
2014			16.6	56.5	81.3	89.3	99.7	102.6	104.2	106.2
2015				17.7	56.4	104.1	122.0	130.9	134.0	134.0
2016					58.7	150.9	165.5	183.6	193.8	203.8
2017						94.6	238.8	271.0	306.3	317.1
2018							27.2	280.8	314.6	331.1
2019								274.3	382.7	402.1
2020									213.1	270.4
2021										28.4
								Total		$2,049.9

		All outstanding liabilities for 2012 and subsequent years, net of reinsurance								457.7
			All outstanding liabilities before 2012, net of reinsurance							14.6
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$472.3

Reconciliation of Incurred and Paid Claims Development to total Provision for Losses and LAE

	Twelve Months Ended December 31, 2021	Twelve Months Ended December 31, 2020
	($ in millions)
Net outstanding liabilities:
Insurance lines
- Property insurance lines	289.3	226.8
- Casualty insurance lines	725.6	618.7
- Marine, aviation and energy insurance lines	427.9	431.4
- Financial and professional insurance lines	808.7	738.5
Total insurance lines	2,251.5	2,015.4

Reinsurance lines
- Property catastrophe and other property reinsurance	784.9	631.0
- Casualty reinsurance	975.3	1,084.2
- Specialty reinsurance	472.3	535.4
Total reinsurance lines	2,232.5	2,250.6

Net loss and LAE	4,484.0	4,266.0

Reinsurance recoverable on unpaid losses:
Insurance lines	2,117.4	2,140.3
Reinsurance lines	1,180.7	1,054.9
Total reinsurance recoverable on unpaid losses	3,298.1	3,195.2

Deferred gain on retroactive contracts	58.3	—
Unallocated claims incurred	56.6	50.3
Other reinsurance balances recoverable (1)	(286.4)	(346.7)
Carbon syndicate reserves	1.0	—
Other	0.2	0.5
	(170.3)	(295.9)

Provision for losses and LAE at the end of the year	7,611.8	7,165.3
____________________
(1)     Other reinsurance balances recoverable primarily include amounts that have been billed but not yet received.

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance

Years	1	2	3	4	5	6	7	8	9	10

Insurance	16.1%	25.7%	17.2%	11.9%	7.4%	6.7%	4.5%	2.5%	1.3%	2.5%

Reinsurance	18.1%	30.9%	15.3%	9.7%	8.3%	5.6%	4.0%	2.7%	2.6%	1.1%

11.    Income Taxes
Aspen Holdings and Aspen Bermuda are incorporated under the laws of Bermuda. Under Bermuda law, the corporate tax rate is zero and, as a result, Aspen Holdings and Aspen Bermuda are not taxed on any Bermudian income or capital gains. In the event of any Bermudian income or capital gains taxes being imposed, Aspen Holdings and Aspen Bermuda have received an assurance from the Bermuda Minister of Finance that such entities will be exempt from those taxes until March 31, 2035.
During the current year, management identified immaterial errors which resulted in revising the Company's historical financial statements, as further described below:
Income tax: During the year, the Company identified an error regarding the completeness and accuracy of the information used in recognizing both current and deferred income taxes on Aspen U.K.’s branches and the associated application thereof in respect of local tax rules in the various jurisdictions. Consequential impacts have been recorded in the income tax reconciliation and the breakdown of the net deferred tax liabilities.
The Company has concluded that the error is immaterial to the prior period financial statements of Aspen Holdings and that correcting the error in the current period would likely materially misstate the current period financial statements. In accordance with U.S. GAAP, we have, therefore, corrected the error in the comparatives of the 2021 financial statements of Aspen Holdings by adjusting 2020 and 2019 prior period information and adding disclosure of the error. Refer to Note 26 in these consolidated financial statements, “Correction of Immaterial Errors” for further details.
The Company’s U.S. operating companies were subject to a U.S. federal income tax rate of 21%.
The Company’s U.K. operating companies were taxed at the U.K. corporate tax rate of 19%.
Total income tax (benefit)/expense for the twelve months ended December 31, 2021, 2020 and 2019 was allocated as follows:

	Twelve Months Ended December 31,
	2021	2020	2019
	($ in millions)
Income tax expense/(benefit) allocated to net income	$5.3	$18.4	$22.9
Income tax expense allocated to other comprehensive income	0.3	0.5	11.2
Total income tax expense/(benefit)	$5.6	$18.9	$34.1

(Loss)/income from operations before income taxes and income tax expense/(benefit) attributable to that (loss)/income for the twelve months ended December 31, 2021, 2020 and 2019 is provided in the tables below:

	Twelve Months Ended December 31, 2021
	(Loss)/income before tax	Current tax (benefit)/expense	Deferred tax (benefit)/expense	Total income tax (benefit)/expense
	($ in millions)
Bermuda	$22.9	$—	$—	$—
U.S. (1)	5.0	5.8	—	5.8
U.K.	75.1	—	(0.3)	(0.3)
Other (2)	(67.9)	2.7	(2.9)	(0.2)
Total	$35.1	$8.5	$(3.2)	$5.3

	Twelve Months Ended December 31, 2020
	(Loss) before tax	Current tax (benefit)/expense	Deferred tax (benefit)/expense	Total income tax (benefit)/expense
	($ in millions)
Bermuda	$(81.5)	$—	$—	$—
U.S. (3)	19.7	8.9	—	8.9
U.K.	11.0	0.1	—	0.1
Other (4)	12.8	10.3	(0.9)	9.4
Total	$(38.0)	$19.3	$(0.9)	$18.4

	Twelve Months Ended December 31, 2019
	(Loss) before tax	Current tax (benefit)/expense	Deferred tax (benefit)/expense	Total income tax (benefit)/expense
	($ in millions)
Bermuda	$(107.6)	$—	$—	$—
U.S.	(60.0)	1.0	6.5	7.4
U.K.	(43.5)	(6.7)	17.3	10.6
Other	(5.5)	4.0	0.9	4.9
Total	$(216.6)	$(1.7)	$24.7	$22.9
________________
(1)     The U.S. current tax expense of $5.8 million is mainly Base Erosion and Anti-abuse Tax.
(2)    Current tax expense and deferred tax (benefit) in “Other” is made up of taxation paid in respect of branches of U.K. and Bermudian operating subsidiaries and withholding taxes payable in Australia.
(3)     The 2020 U.S. deferred tax expense has been corrected from $5.7 million credit to $0.0 million. This removes an invalid intraperiod tax allocation between the statement of operations and unrealized gains on investments in other comprehensive income.
(4)    The 2020 other territories’ tax expense in “other” has been corrected from $5.3 million to $9.4 million to correct the income tax calculation in the Swiss and Australian branches of the U.K. operating companies.

As noted above, the tax rate in Bermuda, the Company’s country of domicile, is zero. Application of the statutory income tax rate for operations in other jurisdictions produces a differential to the expected income tax (benefit)/expense as shown in the table below. The reconciliation between the income tax (benefit)/expense and the amount that would result from applying the statutory rate for the Company for the twelve months ended December 31, 2021, 2020 and 2019 is provided in the table below:

	Twelve Months Ended December 31,
	2021	2020	2019
Income Tax Reconciliation	($ in millions)
Income tax benefit at statutory tax rate of zero percent	$—	$—	$—
Overseas statutory tax rates differential	(0.9)	(3.8)	(21.2)
Base erosion and anti-abuse tax (BEAT) expense	6.1	4.3	0.3
Prior year adjustments (1)	0.5	(25.0)	(1.7)
Change in valuation allowance (2)	9.6	40.8	42.6
Impact of unrecognized tax benefits (3)	—	—	—
Restricted foreign tax credits (4)	—	—	1.5
Australian non-resident withholding tax	0.6	1.0	1.0
Share-based payments	—	—	(0.6)
Foreign exchange	(1.5)	0.2	—
Non-deductible expenses	2.4	4.7	—
Non-taxable items	—	—	(0.1)
Impact of changes in statutory tax rates (5)	(11.5)	(3.8)	1.1
Total income tax expense/(benefit)	$5.3	$18.4	$22.9
________________
(1)     The submission dates for filing income tax returns for the Company’s U.S. and U.K. operating subsidiaries are after the submission date of this report. Accordingly, the final tax liabilities may differ from the estimated income tax expense included in this report and may result in prior year adjustments being reported. The prior period adjustments for the twelve months ended December 31, 2021 predominantly relate to the determination of the results of the branches of the U.K. operating subsidiaries. The prior period adjustments for the twelve months ended December 31, 2020 and 2019 predominantly relate to the determination of results in the U.K. These items can only be ultimately determined after this report is filed.
(2)    The 2021 valuation allowance movement includes $5.5 million increase relating to U.K deferred tax assets in U.K. operating subsidiaries, $9.1 million increase relating to deferred tax assets in the branches of the U.K. and Bermuda operating subsidiaries, and $5.0 million decrease from U.S. operations, which includes $15.5 million decrease due to utilization of existing net operating losses. The U.K. tax rate change effect on the valuation allowance is $11.3 million.
(3)     In 2021, the company did not have any unrecognized tax benefits.
Income tax returns that have been filed by the Company’s U.S. operating subsidiaries are subject to examination for 2016 and later tax years. The Company’s U.K. operating subsidiaries’ income tax returns are subject to examination for 2020 and later tax years.
(4)    Restricted foreign tax credits are taxes paid by branches of U.K. operating subsidiaries that are not creditable against U.K. taxes.
(5)    The U.K. tax rate will change from April 1, 2023 from 19% to 25%, which resulted in an increase in the deferred tax assets and an offsetting increase in the valuation allowance.

The tax effects of temporary differences and carryforwards that give rise to deferred tax assets and deferred tax liabilities are presented in the following table as at December 31, 2021 and 2020:

	As at December 31,
	2021	2020
	($ in millions)
Deferred tax assets:
Operating loss carryforwards	170.2	147.8
Insurance reserves: Losses and loss adjustment expenses	16.7	12.2
Accrued expenses	4.6	6.4
Foreign tax credit carryforwards	20.2	16.7
Insurance reserves: Unearned premiums	28.3	24.5
Office properties and equipment	15.1	12.7
Operating lease liabilities	19.2	17.9
Other temporary differences	3.2	2.5
Total deferred tax assets	277.5	240.7
Less valuation allowance	(225.9)	(187.1)
Deferred tax assets, net of valuation allowance	$51.6	$53.6

Deferred tax liabilities:
Investments	(2.5)	(8.4)
Intangible assets	(2.8)	(2.7)
Deferred policy acquisition costs	(28.6)	(33.3)
Right-of-use operating lease assets	(10.6)	(12.5)
Insurance reserves: Losses and loss adjustment expenses	(8.3)	—
Other temporary differences	(1.6)	(1.9)
Total deferred tax (liabilities)	(54.4)	(58.8)

Net deferred tax (liabilities)	$(2.8)	$(5.2)
Deferred tax liabilities and assets represent the tax effect of carryforwards and temporary differences between the value of assets and liabilities for financial statement purposes and such values as measured by U.K., U.S. and other tax laws and regulations.
The 2020 deferred tax liabilities and assets have been corrected. Deferred tax assets of $48.1 million relating to foreign tax credit carryforwards and foreign branch net operating losses for the U.K. operating companies, that were not previously recognized, have now been recognized. A valuation allowance has been recognized against these assets as management believes that it is more likely than not that a tax benefit will not be realized. Deferred tax liabilities of $5.4 million in the Swiss branches of the U.K. operating companies that had not previously been recognized have now been recognized.
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
As at December 31, 2021, the Company has net operating losses carryforwards for U.S. federal income tax purposes of $443.1 million (2020 — $526.4 million), net operating losses carryforwards for U.K. corporate tax purposes of $168.9 million (2020 — $101.8 million), deferred syndicate losses of $66.2 million (2020 — $57.9 million), and losses in other jurisdictions of $103.9 million (2020 — $46.8 million).
Of the $443.1 million that are available to offset future U.S. federal taxable income, all $443.1 million will expire between 2031 and 2039. The amount of pre-merger net operating losses carryforwards that can be used each year is limited by section 382 to $6.5 million per year for Aspen U.K.’s U.S. branch and $20.8 million per year for the U.S. operating subsidiaries.

The net operating losses in the U.K. and other jurisdictions are available to offset future corporate income in those jurisdictions over an indefinite period.
For U.S. federal income tax purposes, the Company also has charitable contribution carryforwards of $0.1 million (2020 — $1.0 million) expiring in 2026. For U.K. corporate tax purposes, the Company has capital loss carryforwards of $3.8 million which are available to offset future U.K. capital gains over an indefinite period, and foreign tax credit carryforwards of $20.2 million (2020 — $16.7 million) which are available to offset future U.K. corporate tax arising on the same foreign source of income over an indefinite period.
A valuation allowance of $119.7 million (2020 — $119.2 million) on U.S. deferred tax assets (which includes these loss carryforwards) has been recognized at December 31, 2021 as management believes that it is more likely than not that a tax benefit will not be realized.
A valuation allowance of $88.7 million (2020 — $58.6 million) has been established against U.K. deferred tax assets.
The U.K., U.S. and other jurisdictions valuation allowance combined total is $225.9 million (2020 — $187.1 million). The increase in the valuation allowance totals $38.8 million (2020 — $37.9 million increase) with $9.6 million (2020 — $40.8 million increase) recorded in the consolidated income statement and $27.5 million (2020 — $4.8 million decrease) recorded in other comprehensive income and $1.7 million increase (2020 —$1.9 million increase) due to translation adjustments.

12.     Capital Structure
The following table provides a summary of the Company’s authorized and issued share capital as at December 31, 2021 and 2020:

	As at December 31, 2021		At December 31, 2020
	Number	$ in Thousands	Number	$ in Thousands
Authorized share capital:
Ordinary Shares $0.01 per share ( 2020 — $0.01 per share	70,000,000	700	70,000,000	700
Preference Shares 0.15144558¢ per share	30,000,000	45	30,000,000	45
Total authorized share capital		745		745

Issued share capital:
Issued ordinary shares $0.01 per share ( 2020 — $0.01 per share	60,395,839	604	60,395,839	604
Issued 5.950% preference shares of 0.15144558¢ each with a liquidation preference of $25 per share	11,000,000	17	11,000,000	17
Issued 5.625% preference shares of 0.15144558¢ each with a liquidation preference of $25 per share	10,000,000	15	10,000,000	15
Issued 5.625% preference shares of 0.15144558¢ represented by depositary shares, each with a liquidation preference of $25 per share (1)	10,000	—	10,000	—
Total issued share capital		636		636
 ______________
(1)     Each depositary share represents a 1/1000th interest in a share of the 5.625% preference shares.

(a)    Ordinary Shares
Issued Ordinary Shares. The Company’s issued ordinary shares of par value $0.01 at both December 31, 2021 and 2020 was 60,395,839. The Company did not acquire any ordinary shares for the twelve months ended December 31, 2021.

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

(c)    Additional Paid-in Capital
Additional paid-in capital as at December 31, 2021 was $1,514.7 million (December 31, 2020 — $1,469.7 million). Included within additional paid-in capital is the aggregate liquidation preferences of the Company’s preference shares of $775.0 million less issue costs of $21.5 million (December 31, 2020 — $775.0 million less issue costs of $21.5 million).
During the fourth quarter of 2021, our parent company Highlands Bermuda Holdco, Ltd. contributed additional capital totaling $45.0 million.

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
The company law of England and Wales prohibits Aspen U.K. or AUL from declaring a dividend to its shareholders unless it has “profits available for distribution.” The determination of whether a company has profits available for distribution is based on its accumulated realized profits and other distributable reserves less its accumulated realized losses. While the U.K. insurance regulatory laws impose no statutory restrictions on a general insurer’s ability to declare a dividend, the rules of the Prudential Regulation Authority (the “PRA”) require each insurance company within its jurisdiction to maintain its solvency margin at all times. Accordingly, Aspen U.K., AMAL and AUL may not pay a dividend if the payment of such dividend would result in their SCR coverage ratio falling below certain levels. In addition, any future changes regarding regulatory requirements, including those described above, may restrict the ability of Aspen U.K., AMAL and AUL to pay dividends in the future. As at December 31, 2021, Aspen U.K. had an accumulated balance of retained losses of approximately $306.3 million and AUL had an accumulated balance of retained losses of approximately £122.1 million. Aspen U.K. held a capital contribution reserve of $655.0 million as at December 31, 2021 which, under certain circumstances, could be distributable.
Aspen Bermuda must comply with the provisions of the Companies Act and the Insurance Act regulating the payment of dividends and distributions. Aspen Bermuda may not in any financial year pay dividends which would exceed 25% of its total statutory capital and surplus, as shown on its statutory balance sheet in relation to the previous financial year, unless it files with the BMA a solvency affidavit at least seven days in advance of payment. As at December 31, 2021, 25% of Aspen Bermuda’s statutory capital and surplus amounted to $326.4 million. Aspen Bermuda must also obtain the prior approval of the BMA before reducing its total statutory capital as set out in its previous year’s financial statements by 15% or more.
Under both North Dakota and Texas law, insurance companies may only pay dividends out of earned surplus as distinguished from contributed surplus. As such, Aspen Specialty and AAIC could not pay a dividend as at December 31, 2021 without prior regulatory approval.
Actual and required statutory capital and surplus for the principal operating subsidiaries of the Company, excluding its Lloyd’s syndicate, as at December 31, 2021 and December 31, 2020 were estimated as follows:

	As at December 31, 2021
	U.S.	Bermuda	U.K.
	($ in millions)
Required statutory capital and surplus	$561.2	$683.7	$800.7
Actual statutory capital and surplus	$889.7	$1,141.0	$963.6

	As at December 31, 2020
	U.S.	Bermuda	U.K.
	($ in millions)
Required statutory capital and surplus	$504.8	$632.5	$786.0
Actual statutory capital and surplus	$606.2	$1,147.5	$969.5
As the sole corporate member of our Lloyd’s Syndicate, AUL was required to hold capital at Lloyd’s of $752.0 million as at December 31, 2021, adjusting funding to meet this level on an annual basis in the following Q2 and not holding less than 90% of this amount at any time. As at December 31, 2021, AUL had capital at Lloyd’s of $704.0 million of which $531.2 million was provided as Funds at Lloyd’s by Aspen Bermuda.
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

14.     Dividends

Dividends. On March 4, 2022, the Company’s Board of Directors declared the following dividends:

	Dividend	Payable on:	Record Date:
5.950% Preference Shares (AHL PRC)	$0.3719	April 1, 2022	March 15, 2022
5.625%Preference Shares (AHL PRD)	$0.3516	April 1, 2022	March 15, 2022
5.625%Preference Shares, represented by depositary shares (AHL PRE)(1)	$351.56	April 1, 2022	March 15, 2022
 ______________
(1)     The newly-designated 5.625% Preference Shares are represented by depositary shares, each representing a 1/1000th interest in a share of the 5.625% Preference Shares.  The dividend paid per depositary share is likewise 1/1000th of the declared dividend, equivalent to $0.35156 per depositary share.

15.    Retirement Plans
The Company operates defined contribution retirement plans for the majority of its employees at varying rates of their salaries. Total contributions by the Company to the retirement plans were $13.5 million in the twelve months ended December 31, 2021 (2020 — $12.1 million, 2019 — $12.9 million).

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
The Company’s total share-based compensation / long-term incentive plan expense for the twelve months ended December 31, 2021 was $0.5 million (December 31, 2020 — $2.1 million), which primarily related to a charge of $0.5 million (December 31, 2020 — $1.3 million) in relation to Performance Units, $Nil (December 31, 2020 — $0.5 million) in relation to previously awarded deferred cash awards and Nil (December 31, 2020 — $0.3 million) in relation to other share-based compensation expense. The income tax effect of this is not considered to be material.

17.     Intangible Assets and Goodwill
The following table provides a summary of the Company’s intangible assets for the twelve months ended December 31, 2021 and 2020:

	Twelve Months Ended December 31, 2021
	Beginning of the Year	Additions/(Disposals)	Amortization	Impairment	End of the Year
	($ in millions)
Intangible Assets
Trademarks	$1.6	$—	$(0.3)	$—	$1.3
Agency Relationships	0.6	—	(0.6)	—	—
Non-compete Agreements	—	—	—	—	—
Insurance Licenses	16.7	—	—	—	16.7
Goodwill	3.9	—	—	—	3.9
Total	$22.8	$—	$(0.9)	$—	$21.9

	Twelve Months Ended December 31, 2020
	Beginning of the Year	Additions/(Disposals)	Amortization	Impairment	End of the Year
	($ in millions)
Intangible Assets
Trademarks	$1.9	$—	$(0.3)	$—	$1.6
Agency Relationships	1.2	—	(0.6)	—	0.6
Renewal Rights	—	—	—	—	—
Non-compete Agreements	0.2	—	(0.2)	—	—
Insurance Licenses	16.7	—	—	—	16.7
Goodwill	3.9	—	—	—	3.9
Total	$23.9	$—	$(1.1)	$—	$22.8
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
The “Aspen” trademark, valued at $1.3 million, goodwill and insurance licenses are considered to have an indefinite life and are tested annually for impairment or when events or changes in circumstances indicate that these assets might be impaired. For the years ended December 31, 2021 and December 31, 2020, the Company performed its annual qualitative assessment and determined that it was more likely than not that these were not impaired.
The remaining intangible assets, including the “Blue Waters” trademark valued at Nil, as it has been fully amortized in the year were estimated to have an economic useful life of 5 years. The Company amortizes the estimated value of these assets over their estimated useful life which is included as an expense in the income statement.
18.     Operating Leases
As at December 31, 2021, the Company has recognized right-of-use operating lease assets of $83.4 million, net of impairment and operating lease liabilities of $115.2 million. Right-of-use operating lease assets comprise primarily of leased office real estate globally and other assets. For all office real estate leases, rent incentives, including reduced-rent and rent free periods and contractually agreed rent increases during the lease term, have been included when determining the present value of future cash flows.
As part of the Company’s operating effectiveness and efficiency program, we are consolidating our office space. Where negotiations are either in advanced stages of discussion and it is probable that the sub-lease transactions will be completed, or we have agreed terms to sub-lease our office space, we have assessed our right-of-use lease assets for impairment and have recognized a $0.4 million (2020 — $12.9 million) charge within the period.
The Company believes its office space is sufficient to conduct its operations for the foreseeable future in these locations.
The Company has no lease transactions between related parties.
Operating lease charge. The following table summarizes the operating lease charge for the twelve months ended December 31, 2021 and 2020:

	For the Twelve Months Ended
	December 31, 2021	December 31, 2020
	($ in millions)
Amortization charge on right-of-use operating leased assets	$12.0	$11.8
Interest on operating lease liabilities	5.5	5.5
Operating lease charge	$17.5	$17.3

Lease Liabilities. The following table summarizes the maturity of lease liabilities under non-cancellable leases as of December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
	($ in millions)
Operating leases — maturities
2021	$—	$17.2
2022	17.0	14.2
2023	17.0	13.5
2024	16.5	12.6
2025	16.1	12.2
2026	15.3	12.0
Later years	61.8	51.4
Total minimum lease payments	$143.7	$133.1
Less imputed interest	(28.5)	(27.1)
Total lease liabilities	$115.2	$106.0
Other lease information. The following table summarizes the cash flows on operating leases for the twelve months ended December 31, 2021 and 2020, and other supplemental information:

	For the Twelve Months Ended
	December 31, 2021	December 31, 2020
	($ in millions)
Cash paid for amounts included in the measurement of lease liabilities
- Operating cash outflow from operating leases	$(17.5)	$(17.3)

Right-of-use assets obtained in exchange for lease obligations
- Operating leases	$23.9	$5.0

Reduction to Right-of-use assets resulting from reductions to lease obligations
- Operating leases	$2.3	$13.0

Weighted Averages
- Operating leases, remaining lease terms (years)	8.8	9.1
- Operating leases, average discount rate	5.0%	5.0%

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
During the year ended December 31, 2021, the Company recognized IMA fees of $5.8 million (2020 — $5.3 million), of which $3.2 million (2020 — $2.1 million) remains payable to AAME at year end.
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
During the year ended December 31, 2021, the Company recognized Management Consulting fees of $5.0 million (2020 — $5.0 million), of which none remains payable to AMH at year end (2020 — $0.0 million).
Other Payables to Related Parties
As at year end December 31, 2021, the Company had an intercompany payable balance of $0.6 million (2020 — $18.1 million), due to its parent, Highlands Bermuda Holdco, Ltd.

20.     Commitments and Contingent Liabilities
(a)Restricted assets
The Company’s subsidiaries are obliged by the terms of its contractual obligations to U.S. policyholders and by obligations to certain regulatory authorities to facilitate issue of letters of credit or maintain certain balances in trust funds for the benefit of policyholders.
The following table details the forms and value of Company’s material restricted assets as at December 31, 2021 and 2020:

	As at December 31, 2021	At December 31, 2020
	($ in millions, except percentages)
Regulatory trusts and deposits:
Affiliated transactions	$891.3	$1,027.9
Third party	3,099.7	2,762.2
Letters of credit / guarantees(1)	539.8	516.8
Total restricted assets (excluding illiquid assets)	4,530.8	4,306.9
Other investments — real estate funds (illiquid assets)	151.3	109.4
Total restricted assets and illiquid assets	$4,682.1	$4,416.3

Total as percent of cash and invested assets (2)	59.7%	58.6%

(1)As at December 31, 2021, the Company had pledged funds of $539.8 million (December 31, 2020 — $516.8 million) as collateral for the secured letters of credit.
(2)Investable assets comprise total investments, cash and cash equivalents, accrued interest, receivables for securities sold and payables for securities purchased.
Investments — Equity Method. In March 2021, the company committed an additional $0.8 million equity contribution to MVI over a 2 year period and paid $0.4 million in the period ending December 31, 2021.
Real Estate Funds. We invest in real estate funds which, as is typical for this type of investment, have lock-up periods. A lock-up period is the initial amount of time an investor is contractually required to remain invested before having the ability to redeem. As at December 31, 2021, the lock-up periods across these funds range from one quarter to several years. Thereafter these funds could also be redeemed on a pro-rata basis depending on the liquidity position of the fund. There are no assurances as to when the Company may be able to withdraw, in whole or in part, its redemption request from the fund.
Commercial Mortgage Loans. On December 23, 2019, the Company committed $5.0 million as an equity investment in the holding company of a multi-line reinsurer. The strategy for the multi-line reinsurer is to combine a diversified reinsurance business, focused primarily on long-tailed lines of property and casualty business and, potentially to a lesser extent, life business, with a diversified investment strategy. During the period ending December 31, 2021, $2.5 million (December 31, 2020 $0.5 million) capital was invested in multi-line reinsurer.
The Company’s current arrangements with our bankers for the issue of letters of credit require us to provide collateral in the form of cash and investments for the full amount of all secured and undrawn letters of credit that are outstanding. We monitor the proportion of our otherwise liquid assets that are committed to trust funds or to the collateralization of letters of credit. As at December 31, 2021 and 2020, these funds amounted to approximately 59.7% of the $7.8 billion and approximately 58.6% of the $7.5 billion of investable assets held by the Company, respectively. We do not consider that this unduly restricts our liquidity at this time. For more information on our credit facilities and long-term debt arrangements, refer to Note 23, “Credit Facility and Long-term Debt” of these consolidated financial statements.
Funds at Lloyd’s. AUL operates at Lloyd’s as the corporate member for Syndicate 4711. Lloyd’s determines Syndicate 4711’s required regulatory capital principally through the syndicate’s annual business plan. Such capital, called Funds at Lloyd’s, consists of investable assets as at December 31, 2021 in the amount of $565.8 million (2020 — $541.4 million).
The amounts provided as Funds at Lloyd’s will be drawn upon and become a liability of the Company in the event of Syndicate 4711 declaring a loss at a level that cannot be funded from other resources, or if Syndicate 4711 requires funds to cover a short term liquidity gap. The amount which the Company provides as Funds at Lloyd’s is not available for distribution to the Company for the payment of dividends. Aspen Managing Agency Limited, the managing agent to Syndicate 4711, is also required by Lloyd’s to maintain a minimum level of capital which as at December 31, 2021 was £0.4 million (December 31, 2020 — £0.4 million). This is not available for distribution by the Company for the payment of dividends.

U.S. Reinsurance Trust Fund. For its U.S. reinsurance activities, Aspen U.K. has established and must retain a multi-beneficiary U.S. trust fund for the benefit of its U.S. cedants so that they may take financial statement credit without the need to post cedant-specific security. The minimum trust fund amount is $20.0 million plus an amount equal to 100% of Aspen U.K.’s U.S. reinsurance liabilities, which were $1,470.5 million as at December 31, 2021 and $1,455.3 million as at December 31, 2020. As at December 31, 2021, the balance (including applicable letter of credit facilities) held in the trust was $1,581.9 million (2020 — $1,478.0 million).
Aspen Bermuda has also established and must retain a multi-beneficiary U.S. trust fund for the benefit of its U.S. cedants so that they may take financial statement credit without the need to post cedant-specific security. The minimum trust fund amount is $20.0 million plus an amount equal to 100% of Aspen Bermuda’s liabilities to its U.S. cedants which was $450.4 million and $382.8 million as at December 31, 2021 and 2020, respectively. As at December 31, 2021, the balance held in the U.S. trust fund and other Aspen Bermuda trusts was $519.7 million (2020 — $572.3 million).
U.S. Surplus Lines Trust Fund. Aspen U.K. and Syndicate 4711 have also established a U.S. surplus lines trust fund with a U.S. bank to secure liabilities under U.S. surplus lines policies. The balance held in trust as at December 31, 2021 was $216.0 million (2020 — $208.0 million).
U.S. Regulatory Deposits. As at December 31, 2021, Aspen Specialty had a total of $6.9 million (2020 — $6.7 million) on deposit with six U.S. states in order to satisfy state regulations for writing business in those states. AAIC had a further $6.4 million (2020 — $6.1 million) on deposit with twelve U.S. states.
Canadian Trust Fund. Aspen U.K. has established a Canadian trust fund with a Canadian bank to secure a Canadian insurance license. As at December 31, 2021, the balance held in trust was CAD$196.8 million (2020 — CAD$156.8 million).
Australian Trust Fund. Aspen U.K. has established an Australian trust fund with an Australian bank to secure policyholder liabilities and as a condition for maintaining an Australian insurance license. As at December 31, 2021, the balance held in trust was AUD A$226.6 (2020 — AUD$256.6 million).
Swiss Trust Fund. Aspen U.K. has established a Swiss trust fund with a Swiss bank to secure policyholder liabilities and as a condition for maintaining a Swiss insurance license. As at December 31, 2021, the balance held in trust was CHF8.0 million (2020 — CHF8.0 million).
Singapore Fund. Aspen U.K. has established a segregated Singaporean bank account to secure policyholder liabilities and as a condition for maintaining a Singaporean insurance license and meet local solvency requirements. As at December 31, 2021, the balance in the account was SGD S$178.0 (2020 — SGD$148.9 million).

(b)    Variable interest entities
As at December 31, 2021, the Company had investments in one (December 31, 2020 — one) variable interest entities, Peregrine Reinsurance Ltd.
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
As at December 31, 2021, it was the opinion of the Company’s management based on available information that the probability of the ultimate resolution of pending or threatened litigation or arbitrations having a material effect on the Company’s financial condition, results of operations or liquidity would be remote.

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
Reinsurance recoverables
The total amount recoverable by the Company from reinsurers as at December 31, 2021 was $3,298.1 million (2020 — $3,195.2 million) of which $1,981.4 million was uncollateralized (2020 — $2,010.0 million). As at December 31, 2021, of the Company’s uncollateralized reinsurance recoverables 10.8% (2020 — 11.0%) were with Munich Re which is rated A+ by A.M. Best and AA- by S&P, 15.9% (2020 —13.4% ) were with Everest Re which is rated A+ by A.M Best and A+ by S&P, and 9.3% (2020 — 9.2%) were with Lloyd’s which is rated A by A.M. Best and A+ by S&P. These are the Company’s largest exposures to individual reinsurers.
On June 16, 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326)” which introduced a new impairment model, known as the current expected loss model (“CECL”), which is based on expected losses rather than incurred losses. Under the new credit loss model, the Company would recognize an allowance for its estimate of expected credit losses and this would apply to reinsurance receivables. Following the adoption of this ASU with effect from January 1, 2020, the Company recognized a reduction in the Company’s reinsurance recoverables by $3.8 million. For the twelve months ended December 31, 2021 there was a decrease in the CECL allowance on reinsurance recoverables of $0.5 million (December 31, 2020 — $0.1 million increase).
Underwriting premium receivables
The total underwriting premium receivable by the Company as at December 31, 2021 was $1,304.6 million (2020 — $1,185.0 million). As at December 31, 2021, $35.4 million of the total underwriting premium receivable balance has been due for settlement for more than one year. The Company assesses the recoverability of premium receivables through a review of policies and the concentration of receivables by broker. Allowance for credit losses of $30.2 million as at December 31, 2021 (2020 — $34.0 million) for underwriting premiums unlikely to be collected.
Investments and cash and cash equivalents
The Company’s investment policies include specific provisions that limit the allowable holdings of a single issue and issuer. As at December 31, 2021, there were no investments in any single issuer, other than the U.S. government, U.S. government agencies, U.S. government sponsored enterprises, the Canadian government and the U.K. government in excess of 2% of the aggregate investment portfolio.
Balances owed by brokers
The Company underwrites a significant amount of its business through brokers and a credit risk exists should any of these brokers be unable to fulfill their contractual obligations in respect of insurance or reinsurance balances due to the Company. The following table shows the largest brokers that the Company transacted business within the three years ended December 31, 2021 and the proportion of gross written premiums from each of those brokers.

	Twelve Months Ended December 31,
	2021	2020	2019
	(in percentages)
Aon Corporation	17.3%	15.8%	13.4%
Marsh & McLennan Companies, Inc.	17.5	15.4	13.6
Willis Group Holdings, Ltd.	9.6	10.4	10.3
Other brokers/non-broker sources (1)	55.6	58.4	62.7
Total	100.0%	100.0%	100.0%

Gross written premiums ($ millions)	$3,938.4	$3,698.5	$3,442.4
 ______________
(1)    No other individual broker accounted for more than 10% of total gross written premiums.

22.     Reclassifications from Accumulated Other Comprehensive Income

The following table sets out the components of the Company’s AOCI that are reclassified into the audited condensed consolidated statement of operations for the twelve months ended December 31, 2021 and 2020:

	Amount Reclassified from AOCI
Details about the AOCI Components	Twelve Months Ended December 31, 2021	Twelve Months Ended December 31, 2020	Affected Line Item in the Consolidated Statement of Operations
	($ in millions)
Available for sale securities:
Realized (gains) on sale of securities	$(24.8)	$(69.3)	Realized and unrealized investment gains
Realized losses on sale of securities	4.4	2.2	Realized and unrealized investment losses
	(20.4)	(67.1)	Income/(loss) from operations before income tax
Tax on net realized gains of securities	—	—	Income tax (expense)/benefit
	$(20.4)	$(67.1)	Net income/(loss)
Realized derivatives:
Net realized gains on settled derivatives	(6.2)	0.3	General, administrative and corporate expenses
Tax on settled derivatives	—	—	Income tax (expense)/benefit
	$(6.2)	$0.3	Net income/(loss)

Total reclassifications from AOCI to the statement of operations, net of income tax	$(26.6)	$(66.8)	Net income/(loss)

23.    Credit Facility and Long-term Debt
In the normal course of its operations, the Company enters into agreements with financial institutions to obtain financing through secured and unsecured credit facilities.
Credit Agreement. On December 1, 2021, Aspen Holdings and certain of its direct or indirect subsidiaries (collectively, the “Borrowers”) entered into a Third Amended and Restated Credit Agreement (the “Credit Agreement”) with various lenders and Barclays Bank plc, as administrative agent, which amends and restates the Amended and Restated Credit Agreement, dated as of June 12, 2013 and the Second Amended and Restated Credit Agreement, dated as of March 27, 2017, among Aspen Holdings, certain subsidiaries thereof, various lenders and Barclays Bank plc, as administrative agent. The Credit Agreement will be used by the Borrowers to finance the working capital needs of the Aspen Holdings and its subsidiaries, for letters of credit in connection with the insurance and reinsurance businesses of the Company and its subsidiaries and borrowings for other general corporate purposes. Initial availability under the Credit Agreement is $300,000,000 and the Company has the right to request (subject to the terms and conditions of the Credit Agreement) an increase to the credit facility by up to $100,000,000. The Credit Agreement will expire on December 1, 2026.
As at December 31, 2021, $100,000,000 in borrowings were outstanding under the Credit Agreement. The fees and interest rates on the loans and the fees on the letters of credit payable by the Borrowers under the Credit Agreement are based upon the credit ratings for the Company’s long-term unsecured senior, non-credit enhanced debt rating of the Company, as determined by S&P and Moody’s. In addition, the fees for a letter of credit vary based upon whether the applicable Borrower has provided collateral (in the form of cash or qualifying debt securities) to secure its reimbursement obligations with respect to such letter of credit.

Under the Credit Agreement, the Company must not permit (a) consolidated tangible net worth as at the last day of each fiscal quarter of the Company to be less than the sum of (i) $2,019,600,000, (ii) 25% of consolidated net income during the period from January 1, 2021 to and including such last day of such fiscal quarter (if positive) and (iii) 25% of the aggregate net cash proceeds of all issuances by the Company of shares of its capital stock during the period from January 1, 2021 to and including such last day of such fiscal quarter, (b) the ratio of its total consolidated debt to the sum of such debt plus our consolidated tangible net worth to exceed 35% as at the last day of any fiscal quarter of the Company or (c) any material insurance subsidiary to have a financial strength rating of less than “B++” from A.M. Best. The Credit Agreement contains other customary affirmative and negative covenants, including (subject to various exceptions) restrictions on the ability of the Company and its subsidiaries to incur indebtedness, create or permit liens on their assets, engage in mergers or consolidations, dispose of assets, pay dividends or other distributions, purchase or redeem the Company’s equity securities, make investments and enter into transactions with affiliates. In addition, the Credit Agreement has customary events of default, including (subject to certain materiality thresholds and grace periods) payment default, failure to comply with covenants, material inaccuracy of representation or warranty, bankruptcy or insolvency proceedings, change of control and cross-default to other debt agreements.
Other Credit Facilities.
(i)    On June 26, 2020, Aspen Bermuda and Citibank Europe plc (“Citi Europe”) amended the committed letter of credit facility, dated July 30, 2012, as amended with effect on June 30, 2014, June 30, 2016, June 30, 2018 and September 20, 2019 (the “LOC Facility”). The latest amendment to the LOC Facility extends the term to June 30, 2022. The maximum aggregate amount available under the LOC Facility is $500.0 million. Under the LOC Facility, Aspen Bermuda will pay to Citi Europe (a) a letter of credit fee based on the available amounts of each letter of credit and (b) a commitment fee, which varies based upon usage, on the unutilized portion of the LOC Facility. Aspen Bermuda will also pay interest on the amount drawn by any beneficiary under the LOC Facility at a rate per annum of LIBOR plus 1%  (plus reserve asset costs, if any) from the date of drawing until the date of reimbursement by Aspen Bermuda. In addition, Aspen Bermuda and Citi Europe entered into an uncommitted letter of credit facility whereby Aspen Bermuda has the ability to request letters of credit under this facility subject to the prior approval of Citi Europe. The fee associated with the uncommitted facility is a letter of credit fee based on the available amounts of each letter of credit issued under the uncommitted facility. Both the LOC Facility and the uncommitted facility are used to secure obligations of Aspen Bermuda to its policyholders. In addition to these facilities, we also use regulatory trusts to secure our obligations to policyholders.
The terms of a pledge agreement between Aspen Bermuda and Citi Europe (pursuant to an assignment agreement dated October 11, 2006) dated January 17, 2006, as amended, were also amended on December 18, 2014 to change the types of securities or other assets that are acceptable as collateral under the New LOC Facility. All other agreements relating to Aspen Bermuda’s LOC Facility, which now apply to the LOC Facility with Citi Europe, as previously filed with the SEC, remain in full force and effect. As at December 31, 2021, we had $452.4 million of outstanding collateralized letters of credit under the LOC Facility (December 31, 2020 — $444.2 million).

(ii)    On February 7, 2019, Aspen European and Aspen Holdings (acting as guarantor of Aspen European) entered into a letter of credit facility for the purpose of obtaining a letter of credit in favor of Aspen U.K. for a sum not to exceed $100 million to provide approved regulatory capital for Aspen U.K. A letter of credit was issued in favor of Aspen U.K. for a sum of $100 million which expires on February 11, 2023.

(iii) On November 1, 2021, AUL and Aspen Holdings (acting as guarantor of AUL), entered into a letter of credit facility agreement for the account of AUL, pursuant to which a syndicate of lenders issued a several letter of credit in an aggregate amount of $195,000,000, for the benefit of Lloyd’s, to support AUL’s Funds at Lloyd’s requirements in connection with the 2022 year of account at Lloyd’s. This replaced the letter of credit facility agreement, dated November 3, 2020, entered into between AUL, Aspen Holdings (acting as guarantor of AUL) and various lenders, for the account of AUL, pursuant to which a lender provided a maximum aggregate amount of $95,000,000 to support AUL’s Funds at Lloyd’s requirements in connection with the 2021 year of account at Lloyd’s, as amended on May 7, 2021. This letter of credit facility was subsequently increased to $235,000,000 on May 6, 2022 in connection with the 2022 year of account mid-year capital coming-into-line process.

(iv) On November 30, 2021, AUL and Aspen Holdings (acting as guarantor of AUL) amended a Funds at Lloyd’s Facility Agreement dated November 25, 2020, for the account of AUL. This facility provides that a maximum aggregate amount of up to $80 million of acceptable securities may be deposited with, and for the benefit of, Lloyd’s on behalf of AUL to support AUL’s Funds at Lloyd’s requirements in connection with the 2022 year of account at Lloyd’s.

(v) On November 30, 2021, AUL and Aspen Bermuda (acting as AUL’s guarantor) amended a Funds at Lloyd’s Facility Agreement dated November 30, 2021, for the account of AUL. This facility terminates on November 30, 2022 and provides that a maximum aggregate amount of up to $150 million of acceptable securities may be deposited with, and for the benefit of, Lloyd’s on behalf of AUL to support AUL’s Funds at Lloyd’s requirements in connection with the 2022 year of account at Lloyd’s. As at December 31, 2021, $150 million in securities were pledged on behalf of AUL under this facility.

(vi) On November 5, 2021, Aspen Bermuda entered into an uncommitted Continuing Agreement for Standby Letters of Credit and Demand Guarantees, where Aspen Bermuda has the ability to request letters of credit to be used in support of policyholder obligations with the consent of the lender. The fee associated with this facility is a facility fee based on the aggregate face amount of outstanding letters of credit. As at December 31, 2021 we had $90 million of outstanding collateralized letters of credit under this facility.

(vii) On April 1, 2021, the Company’s subsidiaries, AAIC and Aspen Specialty, each established a secured line of credit at Federal Home Loan Bank of Boston (“FHLBB”). Advances may be used to support general corporate purposes. The maximum amount available under these facilities will vary based on the borrower’s net admitted assets and the lender’s underwriting criteria. Aspen Specialty’s maximum borrowing capacity available from the FHLBB is approximately $182 million. Under Texas state insurance law, without the prior consent of the Texas Department of Insurance, the amount of assets AAIC may pledge to secure debt obligations is limited to 10% of its reserve assets, resulting in a maximum borrowing capacity for AAIC under its FHLBB facility of approximately $123 million. Neither AAIC nor Aspen Specialty expects to draw on these facilities in the near future.

(viii) On November 5, 2021, Aspen Holdings entered into a letter of credit facility agreement. The letter of credit issued under this facility is the for the benefit of Aspen Bermuda, as beneficiary, and has been applied towards the eligible capital of Aspen Bermuda, and classified as ancillary Tier 3 capital of such entity, in accordance with applicable Bermuda laws and regulations. The total commitment under the facility is $100,000,000.

(ix) On December 29, 2021, Aspen Holdings entered into a committed letter of credit facility agreement. The letter of credit issued under this facility is for the benefit of Aspen Bermuda, as beneficiary, and has been applied towards the eligible capital of Aspen Bermuda, and classified as ancillary Tier 3 capital of such entity, in accordance with applicable Bermuda laws and regulations. The total commitment under the facility is $75,000,000.

The above credit facilities include certain restrictive covenants customary for facilities of this type, including restrictions on indebtedness, consolidated tangible net worth, and minimum financial strength ratings, with such financial covenants largely consistent with these set forth in the Credit Agreement. In addition, the agreements include default covenants, which could require the Company to fully secure the outstanding amounts thereunder and/or result in the Company not being allowed to issue any new letters of credit.

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

The following table summarizes our contractual obligations under long-term debt as at December 31, 2021.

	Payments Due By Period
Contractual Basis	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	($ in millions)
Long-term Debt Obligations	$—	$300.0	$—	$—	$300.0
The Senior Notes obligation disclosed above does not include the $14.0 million annual interest payable associated with the Senior Notes.

24. Allowance for Expected Credit Losses

The following tables summarize the Company’s allowance for expected credit losses for the twelve months ended December 31, 2021 in investments, reinsurance recoverables and receivables following the adoption of ASU 2016-13 Financial Instruments - Credit Losses (Topic 326)”:

	Twelve Months Ended December 31, 2021
	($ in millions)
	Investments	Reinsurance Recoverables	Receivables	Total

Opening value as at January 1, 2021	$0.2	$3.8	$34.0	$38.0
Movement of the allowance for credit losses during the year	2.5	(0.5)	(3.8)	(1.8)
Closing value as at December 31, 2021	$2.7	$3.3	$30.2	$36.2

	Twelve Months Ended December 31, 2020
	($ in millions)
	Investments	Reinsurance Recoverables	Receivables	Total

Opening value as at January 1, 2020	$0.6	$3.7	$23.0	$27.3
Movement of the allowance for credit losses during the year	(0.4)	0.1	11.0	10.7
Closing value as at December 31, 2020	$0.2	$3.8	$34.0	$38.0

25.    Subsequent Events
Australian Coverholder and Service Company. Effective January 1, 2022, Aspen Australia Service Company is acting as a coverholder to place business on AMAL, in respect of reinsurance business written via Australia.
Loss Portfolio Transfer Agreement. On January 10, 2022, Aspen Holdings and certain of its subsidiaries (“Aspen”) entered into an Amended and Restated Reinsurance Agreement with a subsidiary of Enstar Group Limited (the “Agreement”), which amends and restates the Adverse Development Cover Agreement, dated as of March 2, 2020 (the “Original Agreement”), previously entered into between the parties. Under the terms of the Agreement, Enstar’s subsidiary will reinsure net losses incurred on or prior to December 31, 2019 on all of Aspen’s net loss reserves of $3.12 billion as of September 30, 2021. The Agreement provides for a limit of $3.57 billion in consideration for a premium of $3.16 billion. The amount of net loss reserves ceded, as well as the premium and limit amounts provided under the Agreement, will be adjusted for claims paid between October 1, 2021 and the closing date of the transaction. The premium includes $770.0 million of premium previously paid with respect to reserves ceded under the Original Agreement, which will continue to be held in trust accounts to secure the Enstar subsidiary’s obligations under the Agreement. The incremental new premium will initially be held in funds withheld accounts maintained by Aspen but will be released to the trust accounts maintained by the Enstar subsidiary no later than September 30, 2025. The funds withheld by Aspen will be credited with interest at an annual rate of 1.75% plus, for periods after October 1, 2022, an additional amount equal to 50% of the amount by which the total return on Aspen’s investments and cash and cash equivalents exceeds 1.75%. Under the Agreement, the Enstar subsidiary will assume claims control upon closing and entrance into an administrative services agreement.
The Agreement includes customary representations and warranties, indemnification obligations, covenants and termination rights of the parties. Completion of the transaction is subject to regulatory approvals and satisfaction of various other closing conditions. The transaction is expected to close in the first half of 2022. If the transaction cannot be completed, the Original Agreement would remain in effect.

26.    Correction of Immaterial Errors

During the current year, management identified immaterial errors which resulted in the revision of the Company's comparative financial statements, as further described below:
Foreign exchange gains and losses. During the second quarter of 2021, the Company identified an error regarding incorrect treatment of foreign exchange gains and losses arising as a result of currency matching issues within Aspen U.K.’s underwriting premiums receivable. The error resulted in previous foreign exchange revaluation and translation amounts, which should have been matched with an underwriting premium receivable payment being carried over, and were incorrectly included in Aspen U.K.’s underwriting premiums receivable, thereby overstating the related asset value. As a result underwriting premiums receivable, retained earnings and accumulated other comprehensive income were corrected downward by $89.7 million, $2.1 million and $87.6 million, respectively as at December 31, 2020.
Income tax expense. During the year, the Company identified an error regarding the completeness and accuracy of the information used in recognizing both current and deferred income taxes on Aspen U.K.’s branches and the associated application thereof in respect of local tax rules in the various jurisdiction. As a result, tax liability increased by $10.3 million, retained earnings were corrected downward by $16.0 million and accumulated other comprehensive income being corrected upward by $5.7 million, respectively as at and for the period December 31, 2020.
Net earned premium. During the year, the Company identified immaterial differences within gross written and re-insurance premium relating to prior year which have been corrected. As a result gross written premium and underwriting premium receivable were corrected downward by $5.1 million, retained earnings were corrected downward by $5.3 million and reinsurance premiums payables increased by $5.3 million, respectively as at December 31, 2020.
The Company has concluded that these errors are immaterial to the prior period financial statements of Aspen Holdings and correcting the income statement errors in the current period would likely materially misstate the current period financial statements. In accordance with U.S. GAAP, we have, therefore, corrected the errors in the comparatives of the 2021 financial statements of Aspen Holdings by adjusting 2020 and 2019 prior period information and adding disclosure of the errors.
The tables below sets out the impact of these corrections to the twelve months ended December 31, 2020 and 2019 relating to these immaterial errors:

	For the Twelve Months Ended December 31, 2020
	($ in millions)
	As Previously Reported	Corrections	As Currently Reported
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

Gross written premium	$3,703.6	$(5.1)	$3,698.5

Net realized and unrealized exchange gains/(losses)	(12.4)	(1.4)	(13.8)
Income tax expense	(8.6)	(9.8)	(18.4)
Net Loss	$(40.1)	$(16.3)	$(56.4)

	As at December 31, 2020
	($ in millions)
	As Previously Reported	Corrections	As Currently Reported
CONSOLIDATED BALANCE SHEET

Assets
Underwriting premium receivables	$1,279.8	$(94.8)	$1,185.0

Liabilities
Reinsurance premiums payables	$567.5	$5.3	$572.8
Income taxes payable	$3.7	$5.1	$8.8
Deferred tax liability	$—	$5.2	$5.2

Equity
Opening retained earnings	$1,514.6	$(12.2)	$1,502.4
Net (loss) for the year	$(40.1)	$(16.3)	$(56.4)

Accumulated Other Comprehensive Income
Cumulative foreign currency translation
Opening balance	$(80.2)	$(85.3)	$(165.5)
Changes for the period	$(9.6)	$(2.3)	$(11.9)

Unrealized appreciation/(depreciation) on investments, net of taxes
Changes for the period	$102.3	$5.7	$108.5

	As at December 31, 2020
	($ in millions)
	As Previously Reported	Corrections	As Currently Reported
CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash flows from/(used in) operating activities:
Net (loss)	$(40.1)	$(16.3)	$(56.4)
Deferred tax (benefit)	$(5.7)	$4.7	$(1.0)
Net realized and unrealized investment foreign exchange (gains)	$(23.1)	$(2.2)	$(25.3)

Changes in:
Premiums receivable	$71.2	$8.7	$79.9
Income tax payable	$2.5	$5.1	$7.6
Net cash from (used in) operating activities	$(672.7)	$—	$(672.7)

	As at December 31, 2019
	($ in millions)
	As Previously Reported	Corrections	As Currently Reported
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME

Net realized and unrealized exchange gains/(losses)	$(11.8)	$2.2	$(9.6)
Net (loss)	$(241.7)	$2.2	$(239.5)

	As at December 31, 2019
	($ in millions)
	As Previously Reported	Corrections	As Currently Reported
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

Equity
Opening retained earnings	$1,791.0	$(14.4)	$1,776.6
Net (loss) for the year	$(241.7)	$2.2	$(239.5)

Accumulated Other Comprehensive Income
Cumulative foreign currency translation
Opening balance	$(55.4)	$(85.1)	$(140.5)
Changes for the period	$(24.8)	$(0.2)	$(25.0)

	As at December 31, 2019
	($ in millions)
	As Previously Reported	Corrections	As Currently Reported
CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash flows from/(used in) operating activities:
Net (loss)	$(241.7)	$2.2	$(239.5)
Net realized and unrealized investment foreign exchange (gains)/losses	$28.1	$(0.2)	$27.9

Changes in:
Premiums receivable	$144.8	$(2.0)	$142.8
Net cash from (used in) operating activities	$(337.8)	$—	$(337.8)

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE I - INVESTMENTS
For the Twelve Months Ended December 31, 2021, 2020 and 2019
The Company’s investments comprise investments in subsidiaries.

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
BALANCE SHEETS
As at December 31, 2021 and 2020

	As at December 31, 2021	As at December 31, 2020
	($ in millions, except per share amounts)
ASSETS
Fixed income maturities (trading)	42.6	—
Cash and cash equivalents	45.0	92.4
Investments in subsidiaries (1) (2)	3,142.0	3,215.2
Intercompany funds due from affiliates	1.3	0.7
Right-of-use operating lease assets	2.5	1.0
Other assets	8.0	6.4
Total assets	$3,241.4	$3,315.7
LIABILITIES
Accrued expenses and other payables	25.5	24.3
Intercompany funds due to affiliates	139.0	103.4
Long-term debt	299.9	299.9
Operating lease liabilities	2.2	0.9
Total liabilities	$466.6	$428.5
SHAREHOLDERS’ EQUITY
Ordinary Shares:
60,395,839 shares of par value $0.01 each (December 31, 2020 — 60,395,839)	$0.6	$0.6
Additional paid in capital	1,514.7	1,469.7
Retained earnings (2)	1,382.5	1,397.2
Accumulated other comprehensive income, net of taxes:
Unrealized gains on investments	34.6	192.5
(Loss)/gain on derivatives	(1.6)	4.6
Gains on foreign currency translation (2)	(156.0)	(177.4)
Total accumulated other comprehensive (loss)/income	(123.0)	19.7
Total shareholders’ equity (2)	2,774.8	2,887.2
Total liabilities and shareholders’ equity	$3,241.4	$3,315.7
____________________
(1)    The Company’s investment in subsidiaries are accounted for under the equity method and adjustments to the carrying value of these investments are made based on the Company’s share of capital, including share of income and expenses. Changes in the value were recognized in realized and unrealized investment gains and losses in the statement of operations.
(2)    Prior period information for the periods ended December 31, 2020 have been restated to account for the corrections identified in Note 26 in these consolidated financial statements, “Correction of Immaterial Errors” as follows:
•Investment in subsidiaries has been restated downward by $110.4 million as at December 31, 2020
•Total shareholders’ equity has been restated downward by $110.4 million as at December 31, 2020, split between retained earnings and accumulated other comprehensive income totaling $28.5 million and $81.9 million, respectively.

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE II  - CONDENSED FINANCIAL INFORMATION OF REGISTRANT - Continued

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
For the Twelve Months Ended December 31, 2021, 2020 and 2019

	Twelve Months Ended December 31, 2021	Twelve Months Ended December 31, 2020	Twelve Months Ended December 31, 2019
	($ in millions)
Operating Activities:
Equity in net earnings/(losses) of subsidiaries and other investments, equity method (1)	$(90.5)	$(108.4)	$(412.9)
Dividend income	193.0	141.5	270.0
Net realized and unrealized investment gains/(losses)	(0.5)	2.5	2.6
Total revenues	102.0	35.6	(140.3)
Expenses:
General, administrative and corporate expenses	(54.6)	(74.6)	(70.2)
Interest expense	(14.3)	(14.3)	(25.7)
Other expense	(3.3)	(3.1)	(3.3)
Income/(loss) from operations before income taxes	29.8	(56.4)	(239.5)
Income tax expense	—	—	—
Net income /(loss) (1)	29.8	(56.4)	(239.5)
Amount attributable to non-controlling interest	—	—	1.2
Net income/(loss) attributable to Aspen Insurance Holdings Limited ordinary shareholders	29.8	(56.4)	(238.3)
Other comprehensive (loss)/income, net of taxes:
Change in unrealized (losses)/gains on investments(1)	(158.6)	108.0	151.3
Net change from current period hedged transactions	(6.2)	0.3	4.0
Change in foreign currency translation adjustment (1)	21.4	(11.9)	(25.0)
Other comprehensive (loss)/income, net of tax	(143.4)	96.4	130.3
Comprehensive (Loss) / Income	$(113.6)	$40.0	$(108.0)
_________________

(1)    Equity in net earnings/(losses) of subsidiaries and other investments, Net income/ (loss) and accumulated other comprehensive (loss)/income have been restated to account for the corrections of immaterial errors identified in Note 26 in these consolidated financial statements, “Correction of Immaterial Errors” as follows:
•Equity in net earnings/(losses) of subsidiaries and other investments, equity method, has been restated and increased losses by $16.3 million for the twelve months ended, December 31, 2020. (decreased losses by $2.2 million for the twelve months ended, December 31, 2019).
•Change in unrealized (losses)/gains on investments has been restated upward by $5.7 million for the twelve months ended, December 31, 2020.
•Change in foreign currency translation adjustment has been restated downward by $2.3 million and $0.2 million for the twelve months ended, December 31, 2020 and 2019.

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE II  - CONDENSED FINANCIAL INFORMATION OF REGISTRANT - Continued

STATEMENTS OF CASH FLOWS
For the Twelve Months Ended December 31, 2021, 2020 and 2019

	Twelve Months Ended December 31, 2021	Twelve Months Ended December 31, 2020	Twelve Months Ended December 31, 2019
	($ in millions)
Cash Flows From/(Used In) Operating Activities:
Net income (1) (excluding equity in net earnings of subsidiaries)	$120.3	$52.0	$174.6
Adjustments:
Realized and unrealized (gains)/losses	(6.7)	1.5	9.6
Loss/(gain) on derivative contracts	6.2	(0.3)	(4.0)
Amortization of right-to-use operating lease assets	0.5	0.4	0.3
Interest on operating lease liabilities	0.1	(0.4)	0.2
Change in other assets	(1.6)	0.5	2.1
Change in accrued expenses and other payables	1.4	15.9	(51.2)
Change in intercompany activities	35.0	41.6	(59.0)
Change in right-of use assets	(2.0)	—	—
Change in operating lease liabilities	1.5	—	(0.5)
Net cash generated by operating activities	154.7	111.2	72.1
Cash Flows (Used in)/From Investing Activities:
(Purchases)/proceeds of fixed income securities	(42.6)	75.6	(75.6)
Investment in subsidiaries	(115.0)	(87.3)	(82.7)
Net cash (used in) investing activities	(157.6)	(11.7)	(158.3)
Cash Flows (Used in)/From Financing Activities:
Proceeds from issuance of ordinary shares, net of issuance costs	—	—	1.4
Proceeds from issuance of preference shares, net of issuance costs	—	—	241.6
Ordinary share repurchase	—	—	(0.1)
Ordinary and preference share dividends paid	(44.5)	(44.5)	(35.9)
Repayment of long-term debt issued by Silverton	—	—	(7.7)
Make-whole payment	—	—	(5.5)
Minority interest buy-out	—	—	(0.8)
Long-term debt redeemed	—	—	(125.0)
Net cash (used in)/from financing activities	(44.5)	(44.5)	68.0
(Decrease)/increase in cash and cash equivalents	(47.4)	55.0	(18.2)
Cash and cash equivalents — beginning of period	92.4	37.4	55.6
Cash and cash equivalents — end of period	$45.0	$92.4	$37.4
 _________
(1)    Net income has been adjusted for the proportion due to non-controlling interest.

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE III - SUPPLEMENTARY INSURANCE INFORMATION
For the Twelve Months Ended December 31, 2021, 2020 and 2019
Supplementary Information
($ in millions)

Year Ended December 31, 2021	Deferred Policy Acquisition Costs	Net Reserves for Losses and LAE	Net Reserves for Unearned Premiums	Net Premiums Earned	Net Investment Income	Losses and LAE Expenses	Policy Acquisition Expenses	Net Premium Written	General and Administrative Expenses
Reinsurance	$205.2	$2,148.4	$688.6	$1,118.8		$705.2	$221.6	$1,199.0	$121.3
Insurance	85.6	2,165.3	827.6	1,291.7		988.1	192.5	1,388.7	211.8
Total	$290.8	$4,313.7	$1,516.2	$2,410.5	$147.5	$1,693.3	$414.1	$2,587.7	$333.1

Year to date December 31, 2020	Deferred Policy Acquisition Costs	Net Reserves for Losses and LAE	Net Reserves for Unearned Premiums	Net Premiums Earned(1)	Net Investment Income	Losses and LAE Expenses	Policy Acquisition Expenses	Net Premium Written(1)	General and Administrative Expenses
Reinsurance	$206.8	$2,095.7	$617.6	$1,287.7		$958.6	$246.0	$1,297.7	$110.8
Insurance	99.8	1,874.4	746.1	1,239.8		882.2	219.7	1,280.1	197.2
Total	$306.6	$3,970.1	$1,363.7	$2,527.5	$154.6	$1,840.8	$465.7	$2,577.8	$308.0

Year to date December 31, 2019	Deferred Policy Acquisition Costs	Net Reserves for Losses and LAE	Net Reserves for Unearned Premiums	Net Premiums Earned	Net Investment Income	Losses and LAE Expenses	Policy Acquisition Expenses	Net Premium Written	General and Administrative Expenses
Reinsurance	$210.3	$2,605.9	$599.9	$1,255.2		$917.9	$264.9	$1,251.1	$111.7
Insurance	80.8	2,026.1	694.1	1,038.1		761.8	147.8	1,176.8	229.8
Total	$291.1	$4,632.0	$1,294.0	$2,293.3	$197.3	$1,679.7	$412.7	$2,427.9	$341.5
 (1) For the period twelve months ended December 31, 2020 net premiums written and net premiums earned have been corrected downward by $5.1 million for immaterial errors. Refer to Note 26 in these consolidated financial statements, “Correction of Immaterial Errors” for further details

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE IV - REINSURANCE
For the Twelve Months Ended December 31, 2021, 2020 and 2019

Premiums Written

	Direct	Assumed	Ceded	Net Amount
	($ in millions)
2021	$2,341.4	$1,597.0	$(1,350.7)	$2,587.7
2020(1)	$2,042.1	$1,656.4	$(1,120.7)	$2,577.8
2019	$1,956.9	$1,485.5	$(1,014.5)	$2,427.9

Premiums Earned

	Gross Amount	Assumed From Other Companies	Ceded to Other Companies	Net Amount	Percentage of Amount Assumed to Net
	($ in millions, except for percentages)
2021	$2,139.1	$1,479.2	$(1,207.8)	$2,410.5	61.4%
2020(1)	$2,026.4	$1,612.0	$(1,110.9)	$2,527.5	63.8%
2019	$1,927.5	$1,494.9	$(1,129.1)	$2,293.3	65.2%
 (1) For the period twelve months ended December 31, 2020 net premiums written and net premiums earned have been corrected downward by $5.1 million for immaterial errors. Refer to Note 26 in these consolidated financial statements, “Correction of Immaterial Errors” for further details

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE V - VALUATION AND QUALIFYING ACCOUNTS
For the Twelve Months Ended December 31, 2021, 2020 and 2019

 The following table shows the movement in the Company’s bad debt provision during the twelve months ended December 31, 2021, 2020 and 2019:

	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Year
Provisions for Bad Debt	($ in millions)
2021
Premiums receivable from underwriting activities	$34.0	$(3.8)	$—	$—	$30.2
Reinsurance	$—	$—	$—	$—	$—
2020
Premiums receivable from underwriting activities	$23.0	$11.0	$—	$—	$34.0
Reinsurance	$—	$—	$—	$—	$—
2019
Premiums receivable from underwriting activities	$16.2	$6.8	$—	$—	$23.0
Reinsurance	$—	$—	$—	$—	$—

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Aspen Insurance Holdings Limited
Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Aspen Insurance Holdings Limited and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and other comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2021, and the related notes and financial statement schedules I to V (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

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

Estimate of claims Incurred but not reported

As discussed in Note 2(b) and Note 10 to the consolidated financial statements, the liability for unpaid losses and loss adjustment expense (LAE) represents reserves established for the total unpaid cost of claims in respect of events that have occurred by the balance sheet date, including the Company’s estimate of the total cost of claims incurred but not yet reported (“IBNR”). As of December 31, 2021, the Company’s total liability for unpaid losses and loss adjustment expenses including IBNR is $7,611.8 million.

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

We evaluated the design of an internal control related to the Company’s process to estimate IBNR, specifically relating to the reserving methodologies and assumptions applied.

We involved actuarial professionals with specialized skill and knowledge who assisted in:

•    developing a range of independent estimates of reserves, including IBNR, for selected lines of business using the Company’s actual historical data and loss development patterns, as well as industry data and other benchmarks, and comparing to management’s actuarially determined reserve estimates

•    evaluating management’s actuarial reserving methodologies and actuarial assumptions impacting unpaid losses and loss adjustment expenses, including IBNR, and the consistency of management’s approach period-over-period by comparing them to generally accepted actuarial methods

•    evaluating the Company’s historical ability to estimate unpaid losses by comparing the progression of claims paid against the estimated liability for unpaid losses.

Fair value of privately-held investments

As discussed in Notes 2(c) and 6 to the consolidated financial statements, the Company has established policies and procedures for determining the fair value of privately-held investments. As of December 31, 2021, the recorded balances of the Company’s privately-held investments classified as Level 3 in the fair value hierarchy were $307.1 million. The Company’s privately-held investments primarily comprise commercial mortgage loans and middle-market loans.

We identified the assessment of fair value of privately-held investments as a critical audit matter. Due to the significant measurement uncertainty associated with the fair value of such investments, subjective auditor judgement was required to evaluate the models’ significant assumptions which were not directly observable in financial markets, such as the discount rate and the timing of cashflows. There was also a high degree of subjectivity and auditor judgement in evaluating the methodology used to develop the discounted cash flow models.
The following are the primary procedures we performed to address this critical audit matter:

We evaluated the Company’s methodology and its ability to produce a fair value estimate in accordance with Financial Accounting Standards Board Topic ASC 820, Fair Value Measurement, for privately-held investments. We involved financial instrument valuation professionals with specialized skills and knowledge, who assisted in evaluating the reasonableness of the fair value for a selection of privately-held investments by developing an independent estimate and comparing it to the Company’s fair value measurement. As part of this independent estimate, the valuation professionals developed certain independent pricing assumptions, such as discount rate and timing of cashflows, based on publicly available market information.

Estimate of reinsurance recoverables on claims incurred but not reported

As discussed in Note 2(b) and Note 7 to the consolidated financial statements, the estimated amounts recoverable from reinsurers on unpaid losses and loss adjustment expenses are reflected as assets in the financial statements. As of December 31, 2021, the Company’s total reinsurance recoverables including reinsurance recoverables on claims incurred but not reported (“Ceded IBNR”) were $3,195.2 million.

We identified the estimate of reinsurance recoverables on Ceded IBNR as a critical audit matter. Subjective and complex auditor judgement, including specialized skills and knowledge, was involved in evaluating the assumptions used for net reserving, including net and gross loss ratios, across accident years and lines of business, and allocation of gross losses to underwriting years to apply retroactive contract.

The following are the primary procedures we performed to address this critical audit matter.

We evaluated the design of an internal control related to the estimate of reinsurance recoverables on Ceded IBNR specifically relating to the review of net reserving assumptions applied.

We involved actuarial professionals with specialized skill and knowledge who assisted in:

•assessing the change in Company’s ratio of net loss and loss adjustment expenses to gross loss and loss adjustment expenses and net earned premium to gross earned premium, from December 31, 2020 to December 31, 2021 for the re-projected classes by comparing them to those expected from the Company’s outwards reinsurance programme

•developing a range of independent estimates of net reserves for selected lines of business using the Company’s actual historical data and loss development patterns, including the historical net loss and loss adjustment expense and net earned premium, as well as industry data and other benchmarks and comparing to the Company’s actuarially determined estimates

•assessing the Company’s ratio of net loss and loss adjustment expenses to gross loss and loss adjustment expenses by comparing against the Company’s ratio of net earned premium to gross earned premium by class of business for the re-projected classes

•assessing the allocation of gross losses to 2020 and prior underwriting years to evaluate whether these losses should be covered by Adverse Development Cover retroactive contract

/s/ KPMG LLP
KPMG LLP
We have served as the Company’s auditor since 2002.
London, United Kingdom
May 16, 2022

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

- i -

4.1
Agreement and Plan of Merger, dated as of August 27, 2018, by and among Aspen Insurance Holdings Limited, Highlands Holdings, Ltd, and Highlands Merger Sub, Ltd (incorporated herein by reference to exhibit 2.1 to the Current Report on Form 8-K filed on August 28, 2018)

4.2
Service Agreement, dated February 19, 2019, by and among Mark Cloutier, Aspen Insurance Holdings Limited and Aspen Bermuda Limited (incorporated herein by reference to exhibit 10.1 to the Company’s Form 10-K/A filed on April 29, 2019)*

4.3
Management Consulting Agreement, dated March 28, 2019, between Aspen Insurance Holdings Limited and Apollo Management Holdings, L.P. (incorporated herein by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 29, 2019)

4.4
Aspen Insurance U.S. Services Inc. Nonqualified Deferred Compensation Plan (incorporated herein by reference to exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2014, filed on May 1, 2014)*

4.5
Amended and Restated Aspen Insurance U.S. Services Inc. Nonqualified Deferred Compensation Plan (incorporated herein by reference to exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2014, filed on November 7, 2014)*

4.6
Second Amended and Restated Credit Agreement, dated March 27, 2017, among the Company, various subsidiaries therefor, various lenders and Barclays Bank plc, as administrative agent (incorporated herein by reference to exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2017 filed on May 4, 2017)

4.7
First Amendment to Second Amended and Restated Credit Agreement dated March 11, 2020, among the Company, various lenders and Barclays Bank plc, as administrative agent (incorporated herein by reference to exhibit 4.13 filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed on April 6, 2020).

4.8
Second Amendment to Second Amended and Restated Credit Agreement dated April 28, 2020, among the Company, various lenders and Barclays Bank plc, as administrative agent (incorporated herein by reference to exhibit 4.8 filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed on April 9, 2021).

4.9
Third Amended and Restated Credit Agreement, dated as of December 1, 2021, among the Company, various subsidiaries therefor, various lenders and Barclays Bank plc, as administrative agent (incorporated herein by reference to exhibit 99.1 of the Company’s Current Report on Form 6-K, filed on December 2, 2021)

4.10
Insurance Letters of Credit - Master Agreement, dated December 15, 2003, between Aspen Bermuda Limited (formerly known as Aspen Insurance Limited) and Citibank Ireland Financial Services plc. (incorporated herein by reference to exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on October 13, 2006)

4.11
Assignment Agreement, dated October 11, 2006, among Aspen Bermuda Limited (formerly known as Aspen Insurance Limited), Citibank, N.A., Citibank Ireland Financial Services plc and The Bank of New York (incorporated herein by reference to exhibit 10.5 to the Company’s Current Report on Form 8-K, filed on October 13, 2006)

4.12
Reinsurance Deposit Agreement, dated October 11, 2006, between Aspen Bermuda Limited (formerly known as Aspen Insurance Limited) and Citibank Ireland Financial Services plc. (incorporated herein by reference to exhibit 10.6 to the Company’s Current Report on Form 8-K, filed on October 13, 2006)

4.13
Committed Letter of Credit Facility, dated July 30, 2012, between Aspen Bermuda Limited and Citibank Europe plc (incorporated herein by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on July 31, 2012)

4.14
Committed Letter of Credit Facility, dated June 30, 2014, between Aspen Bermuda Limited and Citibank Europe plc (incorporated herein by reference to exhibit 10.1 of the Company’s Current Report on Form 8-K, filed on July 3, 2014)

4.15
Committed Letter of Credit Facility, dated June 30, 2016, between Aspen Bermuda Limited and Citibank Europe plc (incorporated herein by reference to exhibit 10.1 of the Company’s Current Report on Form 8-K, filed on June 30, 2016)

4.16
Deed of Amendment, dated June 29, 2018, between Aspen Bermuda Limited and Citibank Europe plc (incorporated herein by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on July 3, 2018)

4.17
Deed of Amendment, dated September 20, 2019, between Aspen Bermuda Limited and Citibank Europe plc, (incorporated herein by reference to exhibit 4.21 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed on April 6, 2020).

- ii -

4.18
Deed of Amendment, dated June 26, 2020, between Aspen Bermuda Limited and Citibank Europe plc (incorporated herein by reference to exhibit 4.17 filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed on April 9, 2021).

4.19
Amended and Restated Pledge Agreement, dated December 18, 2014, between Aspen Bermuda Limited and Citibank Europe plc, as successor by assignment to Citibank, N.A. (incorporated herein by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on December 18, 2014)

4.20
Outsourcing Agreement, dated April 20, 2018, between Aspen Insurance UK Services Limited, Aspen Insurance U.S. Services, Inc., Aspen Bermuda Limited and Genpact International, Inc. (incorporated herein by reference to exhibit 10.1 of the Company’s Current Report on Form 8-K filed on April 26, 2018)

4.21
Novation Agreement, dated June 29, 2018, between Aspen Insurance UK Services Limited, Aspen Insurance U.S. Services Inc., Aspen Bermuda Limited, Genpact International, Inc. and Genpact (UK) Limited (incorporated herein by reference to exhibit 10.1 of the Company’s Current Report on Form 8-K filed on July 5, 2018)

4.22
Outsourcing Agreement, dated as of August 31, 2018, between Aspen Insurance UK Services Limited, Aspen Insurance U.S. Services Inc., Aspen Bermuda Limited and Cognizant Worldwide Limited (incorporated herein by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 7, 2018)

4.23	Amended and Restated Reinsurance Agreement, dated January 10, 2022, among the Company, various subsidiaries therefor, and Enstar Group Limited+

8.1	Subsidiaries of the Company, filed with this report
12.1	Officer Certification of Mark Cloutier, Chief Executive Officer of Aspen Insurance Holdings Limited, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed with this report

12.2	Officer Certification of Christopher Coleman, Chief Financial Officer of Aspen Insurance Holdings Limited, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed with this report

13.1
Officer Certification of Mark Cloutier, Chief Executive Officer of Aspen Insurance Holdings Limited, and Christopher Coleman, Chief Financial Officer of Aspen Insurance Holdings Limited, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, submitted with this report

101.0	The following financial information from Aspen Insurance Holdings Limited’s annual report on Form 20-F for the year ended December 31, 2021 formatted in XBRL includes: (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations and Comprehensive Income; (iii) Consolidated Statements of Shareholders’ Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to the Audited Consolidated Financial Statements, tagged as blocks of text and in detail**

*    This exhibit is a management contract or compensatory plan or arrangement.
+    Certain portions of this exhibit (indicated by “[***]”), including certain schedules (or similar attachments) thereto, have been redacted. The registrant agrees to furnish a copy of any omitted information schedule to the Securities and Exchange Commission upon request.
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

ASPEN INSURANCE HOLDINGS LIMITED

By:	/s/ Christopher Coleman
Name: Christopher Coleman
Title: Chief Financial Officer
Date: May 16, 2022

iv