Form 20-F
period 2023-12-31
ASPEN INSURANCE HOLDINGS LTD
filed 2024-04-01
CIK 1267395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ____________________________________________________________
Form 20-F
___________________________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐   No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act: Yes  ☐   No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes  ☐   No  ☒

ASPEN INSURANCE HOLDINGS LIMITED
FORM 20-F

EXPLANATORY NOTE
References in this Annual Report on Form 20-F (this “report”) to the “Company,” “Aspen,” the “Aspen Group,” “we,” “us” or “our” refer to Aspen Insurance Holdings Limited (“Aspen Holdings”) or Aspen Holdings and its consolidated subsidiaries, as the context requires. Our principal operating subsidiaries are: Aspen Bermuda Limited (“Aspen Bermuda”), Aspen Specialty Insurance Company (“Aspen Specialty”), Aspen American Insurance Company (“AAIC”), Aspen Insurance UK Limited (“Aspen UK”) and Aspen Underwriting Limited (“AUL”) (as corporate member of our Lloyd’s operations, Lloyd’s Syndicate 4711, which are managed by Aspen Managing Agency Limited (“AMAL”) (together, “Aspen Lloyd’s”)), each referred to herein as an “Operating Subsidiary” and collectively referred to as the “Operating Subsidiaries”. References to “Aspen Capital Markets” or “ACM” means our products offered to third-party investors that participate in alternative reinsurance markets, including through Peregrine Reinsurance Ltd (“Peregrine”), and related management entities, including Aspen Capital Management, Ltd. (“ACML”). ACM forms part of the Aspen Capital Partners (“ACP”) offering, which also sources and services capital from the traditional reinsurance markets, to support our business segments.

We manage our underwriting operations as two distinct business segments, insurance and reinsurance. References in this report to our “Insurance segment” or “Aspen Insurance” refer to our insurance segment and references to the “Reinsurance segment” or “Aspen Re” refer to our reinsurance segment.

Under Bermuda law there is no concept of “outstanding” share capital, however, to align with U.S. share capital terminology and for the avoidance of doubt, references to “outstanding” with respect to our share capital refer to our “issued” share capital under Bermuda law.
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
C. Reasons for the Offer and Use of Proceeds
Not applicable.

D. Risk Factors
You should carefully consider the following risk factors and all other information set forth in this report, including our consolidated financial statements and the notes thereto. Any of the risks described below could materially and adversely affect our business, operating results or financial condition. The risk factors described below could also cause our actual results to differ materially from those in the forward-looking and other statements contained in this report and other documents that we file with the U.S. Securities and Exchange Commission (“SEC”). The risks and uncertainties described below are not the only ones we face. However, these are the risks we believe to be material as of the date of this report. Additional risks not presently known to us or that we currently deem immaterial may also impair our future business, financial condition or operating results.

Introduction

As with any company which may have certain or all of its securities listed and publicly traded, investing in our preference shares and other securities carries risks. Our risk management strategy is designed to identify, measure, monitor and manage material risks which could adversely affect our financial condition and operating results. We have invested significant resources to develop and maintain appropriate risk management policies and procedures to implement this strategy. Nonetheless, the future business environment is intrinsically uncertain and difficult to forecast and, as a result, our risk management methods may not be successful. For more information on our risk management strategy, refer to Item 4, “Business Overview - Risk Management - Risk Management Strategy.”
Risks Related to Our Business
(Re)insurance Risks
We may be adversely affected by the occurrence of natural disasters and other catastrophe events, as well as outbreaks of pandemic or contagious diseases, and we could face unanticipated losses from war, terrorism and political unrest, government action that is hostile to commercial interests and from sovereign, sub-sovereign and corporate defaults. These or other unanticipated losses could have a material adverse effect on our financial condition or operating results.
As part of our insurance and reinsurance operations, we assume substantial exposure to losses resulting from weather-related natural catastrophes, other natural disasters and other catastrophe events. Catastrophes can be caused by various unpredictable events, including, but not limited to, tropical storms, cyclones, hurricanes, winter storms, tornadoes, hailstorms, floods, wildfires, drought, pandemic or contagious disease, volcanic eruptions, earthquakes and tsunamis. For the period covered by this report, the Company experienced exposure to Hurricane Idalia, wildfires in Hawaii, the earthquake in Morocco, Cyclone Gabrielle and other weather-related events.
Catastrophes can also be man-made such as acts of war, acts of terrorism and other intentionally destructive acts, including those involving nuclear, biological, chemical or radiological events, cyber-attacks, explosions, infrastructure failures and losses resulting from political instability, government action that is hostile to commercial interests and sovereign, sub-sovereign and corporate defaults. For example, we have experienced exposure to the Russia/Ukraine war. In addition, though the current and ongoing conflict in Israel and Gaza has not materially impacted our business to date, it, or a similar conflict in the future, has the potential to escalate into an event which could impact our cash flows and results of operations, as well as the insurance and reinsurance industry generally.
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
Our credit and political risk line of business also provides non-payment coverage on specific loan obligations. We insure sovereign non-payment and corporate non-payment as a result of commercial as well as political risk events. The vast majority of the corporate non-payment credit insurance provided is for single-named illiquid risks, primarily in the form of senior bank loans that can be individually analyzed and underwritten. We also aim to avoid terms in our credit insurance contracts which introduce liquidity risk, most notably, in the form of a collateralization requirement upon a ratings downgrade. We also attempt to manage our exposure, by among other things, setting credit limits by country, region, industry and individual counterparty and regularly reviewing our aggregate exposures. However, due to globalization, political instability in one region can spread to other regions. Geopolitical uncertainty regarding a variety of domestic and international matters, such as the U.S. political and regulatory environment, could lead to the potential default by one or more European sovereign debt issuers.
The incidence, severity and magnitude of catastrophes are inherently unpredictable and our losses from such catastrophes have been and can be substantial, and it may be difficult to estimate the amount of loss such an occurrence may generate. In addition, we expect that increases in the values and concentrations of insured property will increase the severity of such occurrences in the future and that global climate change may increase the frequency and severity of severe weather events, wildfires and flooding. Similarly, changes in global political and economic conditions may increase both the frequency and severity of man-made catastrophe events in the future.
Although we attempt to manage our exposure, including the accumulation of risk exposures, to such events through a multitude of approaches (including geographic diversification, geographic limits, individual policy limits, exclusions or limitations from coverage, purchase of reinsurance, expansion of supportive collateralized capacity and adherence to Group-level risk tolerance criteria and key risk limits), the availability of these management tools may be dependent on market factors and, to the extent available, may not respond in the way that we expect. In addition, a single catastrophic event could affect multiple geographic zones or the frequency or severity of catastrophic events could exceed our estimates. As a result, the occurrence of one or more catastrophic events or an unusual frequency of smaller events has resulted in, and may in the future result in, substantial volatility in, and may materially adversely affect, our business, financial condition or operating results. For further details, please refer to Item 4, “Information on the Company - Business Overview - Risk Management.”
Aspen has material man-made and natural peril catastrophe risks in different areas which are all managed within strict risk limits. As of January 1, 2024, our top natural peril risk is California Earthquake, with modelled one in 100 year and one in 250 year occurrence net PML exposures of $165.5 million and $199.8 million, respectively. Other top natural peril accumulations include Florida and Southeast Windstorm, Texas and Gulf Windstorm, U.S. Northeast and Mid-Atlantic Windstorm, European Windstorm and Japan Windstorm and Earthquake.
Global climate change, as well as increasing laws, regulation and litigation in the area of climate change, may have an adverse effect on our results of operations, financial condition or liquidity.
There is widespread consensus in the scientific community that there is a long-term upward trend in global air and sea temperatures that, along with shifting demographic trends in catastrophe exposed regions, has increased the severity and frequency of severe weather events and other natural catastrophes, and is likely to further increase the average economic value of expected losses in the future. Rising sea levels are also expected to increase the risk of coastal flooding in many geographical areas. Extreme weather events can disrupt business continuity by negatively impacting our infrastructure, systems and processes including, but not limited to, outsourcing arrangements in geographical locations exposed to severe weather events.
A substantial portion of our property coverages may be adversely impacted by climate change. Large-scale climate change could also increase both the frequency and severity of natural catastrophes and our loss costs associated with property damage and business interruption due to storms, floods, wildfires and other weather-related events. In addition, global climate change could impair our ability to predict the costs associated with future weather events. We cannot predict with certainty the frequency or severity of hurricanes, tropical cyclones, wildfires or other natural catastrophes, and our risk assessments may not accurately reflect shifting environmental and climate related risks. Unanticipated factors could lead to additional insured losses that exceed our current estimates, resulting in disruptions to or adverse impacts on our business, the market, or our clients. Further, some of our investments, such as catastrophe-linked securities or other managed investment portfolios, could also be adversely impacted by climate change and may ultimately impact our asset-liability management practices.
While we have invested heavily and introduced procedures to understand the influence of climate change, such as scenario analysis and the ongoing review of assumptions in pricing models and risk selection, given the scientific uncertainty of predicting the effect of climate cycles and global climate change on the frequency and severity of natural catastrophes and the lack of adequate predictive tools, we may not be able to adequately model the associated exposures and potential losses in connection with such catastrophes, which could have a material adverse effect on our business, financial condition or operating results.
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
In addition to exposure to the physical risks of climate change, there are transition risks associated with climate change that could impact Aspen’s business and investment portfolio. Transition risks arise from the process of adjustment towards a low-carbon economy, including from the proliferation of governmental and regulatory scrutiny related to climate change and greenhouse gases and other factors, including international, federal, state, and local regulations, scrutiny, and enforcement and societal changes. A range of factors influence this adjustment, including climate-related developments in policy and regulation, the emergence of disruptive technology or business models, shifting sentiment and societal preferences, or evolving evidence, frameworks and legal interpretations. Climate change could also give rise to new environmental liability claims in the energy, manufacturing and other industries we serve, as those that have suffered losses seek compensation. In addition, the transition to a less polluting, greener economy could impact the value of our investments in impacted sectors, or demand for insurance in our casualty classes or energy exposed lines. Our investment assets could be affected by a market shift away from carbon-intensive industries or businesses, increased costs or fees associated with the production of greenhouse gases, and decreased profitability in sectors that produce or use carbon-based fuels. For example, a sudden change in investment conditions could constrain our available investment universe, such as a climate event that changes global interest rate conditions leading to a change in bond prices, or a change in credit spreads contributing to capital requirement increases. Additionally, a rapid technological change, such as the development of electric vehicles or renewable energy technology, may affect the value of financial assets in these sectors; and companies in the wider economy that fail to mitigate, adapt, or disclose the financial risks from climate change may be exposed to climate-related litigation, potentially leading to higher liability claims.
Additionally, demand and supply of insurance and reinsurance coverage could be negatively impacted to the extent that carbon-intensive businesses are impacted by this transition, and certain claims and losses related to those industries could increase, either of which could have a material negative effect on our business and results of operations.
More broadly, environmental, social and governance (“ESG”) and sustainability matters have become major topics that encompass a wide range of issues, including climate change and other environmental risks. We are subject to complex and changing laws, regulations and public policy debates relating to climate change which are difficult to predict and quantify and may have an adverse impact on our business. Changes in regulations relating to climate change or our own leadership decisions implemented as a result of assessing the impact of climate change on our business may result in an increase in the cost of doing business or a decrease in premiums. For further information, see this Item 3D, “Strategic Risks - Increasing scrutiny and evolving expectations from investors, customers, regulators, policymakers and other stakeholders regarding environmental, social and governance matters may adversely affect our reputation or otherwise adversely impact our business and results of operations.”
Moreover, concerns over the negative impacts of climate change have led and will continue to lead to new regulatory responses. New laws and regulations relating to ESG, sustainability and climate change are under consideration for monitoring and/or adoption, which may include specific disclosure requirements, restrictions, or obligations, including, but not limited to, underwriting and exposure data, and this may result in additional investments and implementation of new practices and reporting processes, all entailing additional compliance costs and risk. For example, the EU recently adopted the Corporate Sustainability Reporting Directive (“CSRD”) that will require disclosure of the risks and opportunities arising from social and environmental issues, and on the impact of companies’ activities on people and the environment. Additionally, in March 2023, the SEC adopted new rules requiring disclosure of material climate-related risks; activities to mitigate or adapt to such risks; board oversight of climate-related risks and management’s role in managing material climate-related risks; material climate-related targets or goals; greenhouse gas emissions and related attestation; and related financial impacts. These rules, and any future or similar requirements (including, by way of illustration, SB 253 the “Climate Corporate Data Accountability Act” in California may apply to certain of the Company’s U.S. operations, once it comes into formal effect), could significantly increase compliance burdens and associated regulatory costs and complexity as well as additional scrutiny of our goals and practices. In addition, refer to Item 4, “Information on the Company – Regulatory Matters – Bermuda – Management of Climate Change Risks” for information regarding the Bermuda Monetary Authority’s Guidance Note on Management of Climate Change Risks for Commercial Insurers. These emerging changes can vary by jurisdiction in the geographies in which we and our customers operate. While we have procedures to monitor regulatory change, such as the ongoing review of litigation and claims trends and monitoring of regulatory requirements in the jurisdictions in which we operate, it is not possible to predict the impact of such regulatory and legislative changes, and such changes may affect the way we conduct our business and manage our capital and risk profile, which in turn could affect our results of operations, financial condition and liquidity.
The effects of emerging claim and coverage issues in our business and social inflation are uncertain.
As industry practices and legislative, regulatory, judicial, socio-economic, financial, technological and other environmental conditions change, unexpected and unintended issues related to claims liabilities and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the frequency and severity of claims. Moreover, legislative, regulatory, judicial or social influences may impose new obligations on insurers or reinsurers in connection with climate change that extend coverage beyond the intended contractual obligations, or result in an increase in the frequency or severity of claims beyond expected levels, as described in Item 3D, “Risk Factors - Risks Related to Our Business —Global climate change, as well as increasing laws, regulation and litigation in the area of climate change, may have an adverse effect on our results of operations, financial condition or liquidity.”
In addition, increasing fraud and abuses at the primary claims level, as well as other forms of social inflation, including increased litigation, expanded theories of liability and rising settlement amounts and jury awards, have affected our reserving practices and loss exposures, and these trends may continue. In some instances, these changes may not become apparent until after we have issued insurance or reinsurance contracts that are affected by the changes. We regularly review the impact of these trends on loss reserves for notified claims to ensure our reserved position aligns to the latest information. In addition, actual losses may vary materially from the current estimate of losses based on a number of factors, as described elsewhere in these risk factors. As a result, the full extent of liability under our insurance or reinsurance contracts may not be known for many years after issuance.
Our results may fluctuate as a result of many factors, including cyclical changes in the reinsurance and insurance industries.
Historically, the performance of the property and casualty reinsurance and insurance industries has tended to fluctuate in cyclical periods of price competition and excess underwriting capacity, followed by periods of high premium rates and shortages of underwriting capacity. Although an individual reinsurance and insurance company’s performance is dependent on its own specific business characteristics, the profitability of most property and casualty reinsurance and insurance companies tends to follow this market cycle. Further, this cyclical market pattern can be more pronounced in the reinsurance market in which Aspen Re competes and in the excess and surplus market in which Aspen Insurance primarily competes than in the standard insurance market. In addition, compared with historical cyclical periods, a cycle of increased price competition and excess underwriting capacity may continue for a prolonged period of time as new and existing reinsurance and insurance market participants and products continue to enter the reinsurance and insurance markets. Unfavorable market conditions may affect the ability of our reinsurance and insurance subsidiaries to write business at rates they consider appropriate relative to the risk assumed. If we cannot write business at appropriate rates, our business would be significantly and adversely affected. We are currently in a hard market cycle that has impacted a number of lines of business that we write, and we cannot predict whether or for how long such market cycle will continue in the future. This hard market cycle has been supported by the increased frequency and severity of natural catastrophe events, inflation and geopolitical tensions. Our business may be significantly and adversely affected if these conditions do not persist.
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
Our reinsurers may not reimburse us for claims on a timely basis, or at all, which may materially and adversely affect our business, results of operations and financial condition.
The reinsurance contracts that we enter into to help manage our risks require us to pay premiums to the reinsurance carriers who will in turn reimburse us for a portion of covered policy claims. In many cases, a reinsurer will be called upon to reimburse us for policy claims many years after we have paid reinsurance premiums to the reinsurer. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us (the ceding insurer) of our primary liability to our policyholders. Our current reinsurance program is designed to limit our financial risk. However, our reinsurers may not pay claims we incur on a timely basis, or they may not pay some or any of these claims at all. For example, reinsurers may default in their financial obligations to us in the event of insolvency, insufficient liquidity, operational failure, political and/or regulatory prohibitions, fraud (including in relation to any collateral fraudulently provided), asserted defenses based on agreement wordings or the principle of utmost good faith, asserted deficiencies in the documentation of agreements or other reasons. Any disputes with reinsurers regarding coverage under reinsurance contracts could be time-consuming, costly and may not be resolved successfully. These risks could cause us to incur increased net losses, and, therefore, adversely affect our business, results of operations and financial condition.
A material proportion of our business relies on the assessment and pricing of individual risks by third parties.
We authorize managing general agents, general agents and other producers to write business on our behalf within underwriting authorities we prescribe. We rely on the underwriting controls of these agents and producers to write business within the underwriting authorities we provide. Although we monitor our underwriting on an ongoing basis, our monitoring efforts may not be adequate and our agents and producers may exceed their underwriting authorities or otherwise breach obligations owed to us. There is also the risk that we may be held responsible for obligations that arise from the acts or omissions of third parties if they are deemed to have acted on our behalf. In addition, our agents, producers, insureds or other third parties may commit fraud or otherwise breach their obligation to us. To the extent that our agents, producers, insureds or other third parties exceed their authorities, commit fraud or otherwise breach obligations owed to us, our operating results and financial condition may be materially adversely affected.
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
In January 2022, Aspen Holdings and certain of its subsidiaries entered into a loss portfolio transfer (“LPT”) with a subsidiary of Enstar Group Limited (“Enstar”). See Item 5, “Operating and Financial Review and Prospects”, for further details. The LPT represents a repositioning of the adverse development cover previously entered into between the Company and Enstar in March 2020. The LPT transaction successfully closed in May 2022. The nature and structure of the LPT present certain risks to the Company, including risks related to claims, marketing, credit and reserving, as well as general management risks and the risk of differences in interpretation between the parties of the availability, scope and terms of coverage, all or any of which may have an uncertain impact across multiple operational functions and on our business generally.
The reinsurance that we purchase may not always be available on favorable terms or we may choose to retain a higher proportion of particular risks compared to previous years.
From time to time, market conditions have limited, and in some cases prevented, insurers and reinsurers from obtaining the types and amounts of reinsurance that they consider adequate for their business needs. Accordingly, we may not be able to obtain our desired amount of reinsurance or retrocession protection on terms that are acceptable to us from entities with a satisfactory credit rating or which is collateralized. Even if such capacity is available, we may also choose to retain a higher proportion of particular risks than in previous years due to pricing, terms and conditions or strategic emphasis. We may also seek alternative means of transferring risk, including expanded participation via our ACM platform in alternative reinsurance structures. These solutions may not provide commensurate levels of protection compared to traditional retrocession. Our inability to obtain adequate reinsurance or other protection for our own account at favorable prices and on acceptable terms could have a material adverse effect on our business, operating results and financial condition.
Our financial condition and operating results may be adversely affected if actual claims exceed our loss reserves.
Our operating results and financial condition depend on our ability to accurately assess the potential losses associated with the risks that we (re)insure. While we believe that our loss reserves as of December 31, 2023 are adequate, establishing an appropriate level of loss reserves is an inherently uncertain process and requires a considerable amount of judgment. There are many factors that would cause our reserves to increase or decrease, which include, but are not limited to, changes in claim severity, changes in the expected level of reported claims, judicial action changing the scope and/or liability of coverage, changes in the legislative, regulatory, social and economic environment and unexpected changes in loss inflation. To the extent actual claims exceed our expectations, we will be required to recognize the less favorable experience immediately which could cause a material increase in our provisions for liabilities and a reduction in our profitability, including operating losses and reduction of capital.
We cannot estimate losses from widespread catastrophic events, such as hurricanes, earthquakes or pandemic events like COVID-19, using traditional actuarial methods. The magnitude and complexity of losses associated with certain of these events inherently increase the level of uncertainty and, therefore, there is a significant level of management judgment involved in arriving at loss reserve estimates. Similarly, our estimate of ultimate losses related to the COVID-19 pandemic continues to be subject to significant uncertainty, as such claims may emerge over time as the full impact of the pandemic and its effects on the global economy are realized. As a result, actual losses for these events may ultimately differ materially from current estimates.
While we believe that our historical experience is capable of providing us with meaningful actuarial indications, estimates and judgments for new (re)insurance lines of business are more difficult to make than those made for more mature lines of business because we have more limited historical information through December 31, 2023. A significant portion of our current loss reserves is in respect of incurred but not reported (“IBNR”) reserves. This IBNR reserve is based almost entirely on estimates involving actuarial and statistical projections of our expectations of the ultimate loss and claims handling expenses. In addition to limited historical information for certain lines of business, we utilize actuarial models as well as historical insurance industry loss development patterns to establish loss reserves. Accordingly, actual claims and claim expenses paid may deviate, perhaps substantially, from our reserve estimates, which could materially adversely affect our financial results.
Only reserves applicable to losses and loss adjustment expenses incurred up to the reporting date may be set aside in our financial statements, with no allowance for future losses. Our estimates of reserves for losses and loss expenses also include assumptions about future payments for settlement of claims and claims-handling expenses, such as medical treatment, awards for pain and suffering and litigation costs. We write casualty business in certain jurisdictions and other territories where claims inflation has for many years run at higher rates than general inflation. To the extent economic or social inflation, such as through outsized court awards, particularly in the United States, causes these costs to increase above reserves established for these claims, we will be required to increase our loss reserves with a corresponding reduction in our net income in the period in which the deficiency is identified, which could materially adversely affect our financial results.
We may be adversely impacted by economic inflation.
Our operations, like those of other (re)insurers, are susceptible to the effects of economic inflation because premiums are established before the ultimate amounts of losses and loss expenses are known. Although we consider the potential effects of economic inflation when setting premium rates, premiums may not fully offset the effects of inflation and thereby essentially result in underpricing the risks we insure and reinsure. Loss reserves include assumptions about future payments for settlement of claims and claims-handling expenses, such as the cost of replacing property, associated labor costs and litigation costs for the property business we write. To the extent inflation causes costs to increase above loss reserves established for claims, we will be required to increase loss reserves with a corresponding reduction in net income in the period in which the deficiency is identified, which may have a material adverse effect on our results of operations or financial condition. Unanticipated higher inflation could also lead to higher interest rates, which would negatively impact the value of our fixed income securities and potentially other investments.
During 2022 and 2023, economic inflation reached and stayed unusually high in many parts of the world, and central banks in the United States and other countries aggressively raised interest rates to counter inflation by slowing economic activity. Monetary policy tightening actions were ongoing during 2023, and their long-term impact on financial markets and the real economy is still uncertain. Uncertainty and market turmoil has affected and may in the future affect, among other aspects of our business, the demand for and claims made under our products, the ability of customers, counterparties and others to establish or maintain their relationships with us, our ability to access and efficiently use internal and external capital resources and our investment performance and portfolio.
In addition, steps taken by central banks to control inflation and/or governments to stabilize financial markets and improve economic conditions may be ineffective, and actual or anticipated efforts to continue to unwind some of such steps could disrupt financial markets and/or could adversely impact the value of our investment portfolio. Further increases in interest rates could decrease unrealized gains or increase unrealized losses on our debt securities portfolio. Higher inflation could lead to even higher interest rates, which would continue to negatively impact the value of our existing fixed income or other investments.
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
The cybersecurity threat landscape is evolving, and there is a risk that increases in the frequency and severity of cyber-attacks on our policyholders could adversely affect our financial condition and operating results. This risk is also dependent on our policyholders’ cybersecurity defenses, and our issuance of policy terms which respond to the evolving threat landscape. In addition, our exposure to cyber-attacks includes exposure to silent cyber risks, meaning risks and potential losses associated with policies where cyber risk is not specifically included nor excluded in the policies. Even in cases where we attempt to exclude losses from cyber-related risks, there can be no assurance that a court or arbitration panel will interpret policy language, or otherwise issue a ruling, favorable to us.
Market and Liquidity Risks
Our investments are subject to interest rate, credit, and real estate related risks, which may adversely affect our net income and may adversely affect the adequacy of our capital.
We invest the net premiums we receive until such time as we pay out losses and/or until they are made available for distribution to ordinary and preferred shareholders, pay interest on or redeem debt and preferred shares, or otherwise use such net premiums for general corporate purposes. Investment income comprises a substantial portion of our Group income. We therefore are exposed to significant financial and capital market risks, including changes in interest rates, credit spreads, credit defaults, foreign exchange rates, market volatility impacting the valuation of our investments, the performance of the economy in general, and other factors outside our control. The impact of geopolitical tension, such as a deterioration in the bilateral relationship between the United States and China or an escalated or prolonged conflict between Russia and Ukraine, and Israel and Gaza, including any resulting sanctions, export controls or other restrictive actions that may be imposed by the United States and/or other countries against governmental or other entities in, for example, Russia, also could lead to disruption, instability and volatility in the global markets, which may have an impact on our investments across negatively impacted sectors or geographies.
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
In 2022 and 2023, many central banks have raised interest rates, which could act as a partially mitigating force against some inflationary pressures. Historic increases in interest rates have driven significant short-term mark-to-market losses in our investment portfolio. We expect to see a reversal of the mark-to-market losses from accretion to par for certain securities that we hold to maturity. However, interest rates are highly sensitive to many factors, including fiscal and monetary policies of major economies, inflation, economic and political conditions and other factors outside our control.
Our fixed maturity portfolio is primarily invested in high quality, investment grade securities, including collateralized loan obligations (“CLOs”). However, we invest a portion of the portfolio in securities that are below investment grade. We also invest a portion of our portfolio in other investments such as unrated private fixed and floating rate investments, and other specialty asset classes. These securities generally pay a higher rate of interest or return and may have a higher degree of credit or default risk. These securities may also be less liquid in times of economic weakness or market disruptions. Within these investments, we invest directly and indirectly in private loans and real estate assets, which, as described more fully below, are subject to additional risks.

Our business may be negatively impacted by adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions and the potential contagion impact to, and resulting stress on, the financial services sector generally.
Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Such events could include the failure of financial institutions, such as the closure of Silicon Valley Bank on March 10, 2023 by the California Department of Financial Protection and Innovation.
Although we assess our banking relationships as we believe necessary or appropriate, we cannot guarantee that the banks or other financial institutions that hold our funds will not experience liquidity issues or failures in the future. We cannot predict whether such events may occur in the future, or what impact such events would have on the financial services sector and any heightened macroeconomic or political instability that may follow, including any regulatory changes. This could include impacts on the availability of our existing cash and cash equivalents or market value of our investments, or those of our trading partners such as regional program managers. In addition, we could be exposed to losses through our underwriting segments, including, but not limited to, within our financial and professional insurance portfolio.
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
Our business may be adversely impacted by these developments in ways that we cannot predict at this time, and we cannot guarantee that we will be able to avoid negative consequences directly or indirectly from any failure of one or more banks or other financial institutions. Any of the foregoing could have a material adverse effect on our business, financial condition, liquidity and results of operations. In addition, the foregoing may have the effect of triggering or intensifying many of the risks described elsewhere under this Item 3D, “Risk Factors” section.
Our investments in private, secured CMLs and private, secured MMLs are subject to credit risk, market risk, servicing risk, loss from catastrophic events and other risks, which could diminish the value that we obtain from such investments.
As of December 31, 2023, $359.7 million of our total invested assets were invested in private, secured commercial mortgage loans (“CMLs”) and in private, secured middle market loans (“MMLs”). Defaults by borrowers in the payment or performance of their obligations underlying these assets could reduce our investment income and realized investment gains or result in the recognition of investment losses. For example, the value of our real estate-related loans depends in part on the financial condition of the borrowers, the value of the real properties underlying the mortgages and, for commercial properties, the financial condition of the tenants of the properties underlying those mortgages, as well as general and specific economic trends affecting the overall default rate. An unexpectedly high rate of default on commercial mortgages and/or middle market loans may limit substantially the ability of the issuer of such securities to make payments to the loan holders, reducing the value of those securities.
The CML and MML portfolios that we hold face both default and delinquency risk. An increase in the delinquency or default rate of our CML/MML portfolios or geographic or sector concentration within our CML/MML portfolios could materially and adversely impact our financial condition and results of operations. Any failure to manage these risks effectively could materially and adversely affect our financial condition and results of operations. In general, any significant weakness in the broader macro economy or significant problems in a particular real estate market or corporate market may cause a decline in the value of the real estate market and corporate assets securing the loans in that market, thereby increasing the risk of delinquency, default and foreclosure. This could, in turn, have a material adverse effect on our credit loss experience.
For more information on our CML and MML investments, which we also refer to as “privately-held investments,” refer to Item 18, Note 4 to our consolidated financial statements, “Investments.”

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
We also invest in CLOs and control over the CLOs in which we invest is exercised through collateral managers, who may take actions that could adversely affect our interests, and we may not have the right to direct collateral management. There may also be less information available to us regarding the underlying debt instruments held by CLOs than if we had invested directly in the debt of the underlying companies. Our investments in CLOs are also subject to liquidity risk as there is a less liquid market for CLOs (when compared, by way of illustration, to US Government Treasuries). Accordingly, we may suffer unrealized depreciation and could incur realized losses in connection with the sale of our CLO investments.
Volatility and uncertainty in general economic conditions and in financial and mortgage markets could adversely impact our business prospects, operating results, financial position and liquidity.
In 2022 and 2023, due to significant inflation, the rapid and strong rise in interest rates, and ongoing uncertainty with respect thereto, the possibility of a recession, ongoing uncertainty as to the emergence of potential new COVID-19 variants, the collapse of Silicon Valley Bank, ongoing stress on the financial services sector, the ongoing Russian invasion of Ukraine and the conflict between Israel and Gaza, global financial markets have been characterized by volatility and uncertainty. Unfavorable economic conditions could increase our funding costs, limit our access to the capital markets or make credit harder to obtain. Uncertainties in the financial and mortgage markets may also affect our counterparties which could adversely affect their ability to meet their obligations to us.
Deterioration or volatility in the financial markets or general economic and political conditions could result in a prolonged economic downturn or trigger another recession and our operating results, financial position and liquidity could be materially and adversely affected. Further, unfavorable economic conditions could have a material adverse effect on certain or any of the lines of business we write, including, but not limited to, credit and political risks and professional liability risks.
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
Such matters may have the effect of triggering or intensifying many of the risks described elsewhere under this Item 3D, “Risk Factors” section.

The determination of the amount of allowances and impairments taken on our investments is highly subjective and could materially impact our operating results or financial position.
We perform a detailed analysis each reporting period end to assess movements in the fair values of available for sale debt securities in accordance with applicable accounting guidance regarding the recognition and presentation of current expected losses. The process of determining an allowance for available for sale securities requires judgment and involves analyzing many factors. For additional information regarding this process, and the changes to the applicable accounting policies, refer to Item 18, Note 2(c) of our consolidated financial statements, “Basis of Presentation and Significant Accounting Policies —Accounting for Investments, Cash and Cash Equivalents”, and Item 18, Note 2(m) of our consolidated financial statements, “Basis of Presentation and Significant Accounting Policies —Accounting Pronouncements.” Assessing the accuracy of the allowances reflected in our financial statements is inherently uncertain given the subjective nature of the process. Furthermore, additional impairments may need to be taken or allowances provided in the future with respect to events that may impact specific investments. While our current allowance is not material, the current allowance may not be indicative of future impairments or allowances. Thus, future material impairments themselves or any error in accurately accounting for them may have a material adverse effect on our financial condition or results of operations.
Our financial condition or operating results may be adversely affected by currency fluctuations that we may not be effective at mitigating.
Our reporting currency is the U.S. dollar. However, a significant portion of our operations is conducted outside the United States in a variety of foreign (non-U.S.) currencies. Accordingly, we are subject to legal, economic and market risks associated with devaluations and fluctuations in currency exchange rates. Our assets and liabilities denominated in foreign currencies are therefore exposed to changes in currency exchange rates, which may be material. The principal currencies creating foreign exchange risk are the British Pound, the Euro, the Swiss Franc, the Australian Dollar, the Canadian Dollar and the Singapore Dollar. At December 31, 2023, 14.3% of gross written premiums were denominated in non-U.S. currencies. We employ various strategies, including the use of foreign exchange forward contracts and other derivative financial instruments, to manage our exposure to foreign currency exchange risk. To the extent that these exposures are not fully offset or hedged, or the hedges are ineffective at mitigating adverse effects, our financial results and condition may be negatively impacted by fluctuations in foreign currency exchange rates.
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
Insurance and reinsurance markets are highly competitive. We compete on an international and regional basis with major U.S., Bermuda, European and other international (re)insurers and underwriting syndicates, including Lloyd's, some of which have greater financial, marketing and management resources than we do. We also compete with new companies that continue to be formed to enter the (re)insurance markets. In addition, capital market participants have created alternative products that are intended to compete with reinsurance products. Until recently, new and alternative capital inflows in the (re)insurance market and the retention by cedants of more business had caused an excess supply of (re)insurance capital and may again in the future. We have sought to address this risk by developing our own capital markets capability through ACM. See “—We are exposed to risks in connection with our management of alternative reinsurance platforms on behalf of investors in any entities ACM manages or could manage in the future.”
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
Our Operating Subsidiaries are rated and our Lloyd’s business benefits from a rating by one or more of A.M. Best and S&P and a decline in any of these ratings could adversely affect our standing among brokers and customers and cause our premiums and earnings to decrease, or may otherwise result in an adverse effect on our business, financial condition and operating results.
Ratings have become an increasingly important factor in establishing the competitive position of insurance and reinsurance companies and will also impact the cost and availability of capital to an insurance company. Rating agencies represent independent opinions of the financial strength of insurers and reinsurers and their ability to meet policyholder obligations. Our existing ratings by A.M. Best and S&P represent an important consideration in maintaining customer confidence in us and in our ability to market insurance products. Rating organizations regularly analyze the financial performance and condition of insurers and some policyholders are required to obtain insurance coverage from insurance companies that have an “A-” (Strong) rating or higher.
The S&P financial strength and issuer credit ratings of Aspen Bermuda, AAIC and Aspen UK are “A-” (Strong), while the long-term issuer credit rating of Aspen Holdings is “BBB.” On January 29, 2024, S&P affirmed the issuer credit ratings of Aspen Bermuda, AAIC and Aspen UK and removed the issuer credit rating of Aspen Holdings from CreditWatch negative. The outlook assigned to all these ratings is stable. Aspen Specialty is not currently rated by S&P and has a financial strength rating of “A” (Excellent) by A.M. Best with a stable outlook. On April 30, 2021, A.M. Best affirmed the financial strength rating of “A” (Excellent) for Aspen Bermuda, Aspen UK, Aspen Specialty and AAIC and upgraded its outlook to stable from negative, and both the rating and outlook were affirmed on May 26, 2022 and June 16, 2023. Aspen Lloyd’s benefits from the Lloyd’s market financial strength rating of “A” (Excellent) with a stable outlook by A.M. Best and “AA-” (Very Strong) with a stable outlook by S&P.
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
In addition, as a result of their rating of Highlands Holdings Bond Issuer, Ltd. and Highlands Holdings Bond Co-Issuer, Inc. (the “Issuers”), each of which is an affiliate of Parent, and the $500 million aggregate principal amount of their 7.625% / 8.375% Senior Secured PIK Toggle Notes due 2025 (the “Notes”), S&P takes into consideration the Issuers in their view of the wider Aspen Group when evaluating the adequacy of our capital reserves for purposes of determining financial strength and issuer credit ratings accorded to our Operating Subsidiaries. In addition, S&P expects us to maintain capital adequacy above the extreme stress scenario (99.99% confidence level) under the S&P capital model to maintain our “A-” rating. Should we experience weaker-than-expected underwriting performance, should our capital adequacy position decline and remain below the extreme stress scenario (99.99% confidence level) for a prolonged period, should our financial leverage materially increase or liquidity materially decrease, among other factors, we may be required to maintain a greater amount of capital in order to maintain our existing ratings or become subject to a ratings downgrade.
The rating agencies with whom we maintain an interactive rating relationship for the purposes of the solicited ratings, currently A.M. Best and S&P, continuously evaluate us to confirm that we continue to meet the criteria of the rating assigned to us. Our ratings may be revised downward or revoked at the sole discretion of the rating agencies at any time. The financial strength ratings assigned by rating agencies to insurance or reinsurance companies are based upon factors relevant to cedants, which include factors not entirely within our control, including factors impacting the financial services, insurance and reinsurance industries generally. Financial strength ratings by rating agencies are not ratings of securities or recommendations to buy, hold or sell any security.
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
On November 15, 2023, S&P published the final insurance criteria “Insurer Risk-Based Capital Adequacy – Methodology and Assumptions” for analyzing the risk-based capital adequacy of insurers and reinsurers that is used as a key rating factor in determining a company’s financial strength rating. The new methodology represents a wholesale change from the previous criteria which was last updated in 2010. Certain issuers have been placed under criteria observation that may result in a change in their financial strength rating. Aspen has not been placed under criteria observation because S&P does not expect to take rating actions as a result of the updated criteria.
On November 17, 2023, S&P also published a note placing ratings on 15 non-operating holding companies of Bermuda-based (re)insurers on credit watch with negative implications, including Aspen Holdings. On January 29, 2024, S&P, after reviewing their base case assumption on the potential regulatory restrictions to payments from Bermuda-based operating (re)insurance companies to non-operating holding companies, as well as the possible mitigants to these restrictions according to their group rating methodology, determined that the potential regulatory restrictions applicable to these payments are low, and subsequently removed Aspen Holdings from CreditWatch negative.
Increasing scrutiny and evolving expectations from investors, customers, regulators, policymakers and other stakeholders regarding environmental, social and governance matters may adversely affect our reputation or otherwise adversely impact our business and results of operations.

Internal and external stakeholders, including regulators and investors, have placed increased and rapidly evolving importance on how we are addressing ESG issues. Reputational risks develop through the insurance coverage provided, or not provided, to policyholders that conduct business activities with negative impacts on the climate or from investments held in certain industries. In addition, regulators have adopted and may continue to adopt ESG-related rules and guidance, which may conflict with one another and impose additional costs and operational burdens on us. For further information, see this Item 3D, “– Risks Related to Our Business – Global climate change, as well as increasing laws, regulation and litigation in the area of climate change, may have an adverse effect on our results of operations, financial condition or liquidity.” ESG encompasses a wide range of issues, including climate change and other environmental risks. Additionally, failure to communicate a clear strategy to manage these risks and/or lacking progress on the implementation of a comprehensive climate risk management framework can also pose reputational risk. A lack of harmonization globally and within jurisdictions in relation to ESG legal and regulatory reform leads to a risk of fragmentation in group level priorities as a result of the different pace and type of sustainability transition across global jurisdictions. This may create conflicts across our global business which could risk inhibiting our future implementation of, and compliance with, rapidly developing ESG standards and requirements, and potentially pose litigation and/or reputational risks. If we are unable to meet targets, standards, or expectations, whether established by us or third parties, it could result in adverse publicity, reputational harm, or loss of customer and/or investor confidence, which could adversely affect our business and results of operations.
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
We market our (re)insurance worldwide primarily through (re)insurance brokers and derive a significant portion of our business from a limited number of brokers. For the twelve months ended December 31, 2023, three brokers, Marsh & McLennan Companies, Inc., Aon Corporation and Arthur J. Gallagher, accounted for 30.3%, 26.0% and 14.0%, respectively, of our reinsurance gross written premiums. In our insurance business, ten brokers collectively accounted for 61.7% of our gross written premiums, with Ryan Specialty and Aon Corporation accounting for 11.1% and 10.3%, respectively. Refer to Item 4, “Business Overview - Business Distribution” below for our principal brokers by segment. Our relationships with our brokers and agents are based on the quality of our underwriting and claim services, as well as our financial strength ratings. Any deterioration in these factors could result in the brokers advising our clients to place their business with other (re)insurers. In addition, these brokers and agents also have, or may in the future acquire, ownership interests in insurance and reinsurance companies that may compete with us and these brokers may favor their own (re)insurers over other companies. Loss of all or a substantial portion of the business provided by one or more of these brokers could have a material adverse impact on our business and results of operations.
In addition, there has been a trend of increased consolidation of agents and brokers and of agents and brokers reducing the numbers of insurers with which they do business to gain efficiency for their placement efforts. As we distribute most of our products through agents and brokers, consolidation could impact our ability to access business and our relationships with, and fees paid to, agents and brokers. In the Lloyd’s market, independent London wholesalers continue to be acquired by larger global brokers, which may result in enhanced market power for these larger brokers in placing (re)insurance. Consolidation of distributors may also increase the likelihood that distributors will try to renegotiate the terms of existing selling agreements to terms less favorable to us. As brokers merge with or acquire each other, any resulting failure or inability of brokers to market our products successfully, or the loss of a substantial portion of the business sourced by one or more of our key brokers, could have a material adverse effect on our business and results of operations.
We are exposed to risks in connection with our management of alternative reinsurance platforms on behalf of investors in any entities ACM manages or could manage in the future.
Those of our subsidiaries that are engaged in the management of alternative reinsurance platforms as part of our ACM division may owe certain legal duties and obligations to third-party investors (including reporting obligations) and are subject to a variety of often complex laws and regulations relating to the management of those structures. Although we continually monitor our policies and procedures to ensure compliance, faulty judgments, simple errors or mistakes, or the failure of our personnel to adhere to established policies and procedures could result in our failure to comply with applicable laws or regulations which could result in significant liabilities, penalties or other losses and significantly harm our business and results of operations. Additionally, ACM also raises capital from third-party investors that may be invested in a vehicle that is a reinsurer of an Aspen entity but may be managed by a third-party administrator.
Our third-party investors may decide to redeem their interests, which could materially impact the financial condition of the entities supporting our underwriting. Certain of our third-party capital investors provide significant capital investment. The loss or alteration of this capital support could be detrimental to our financial condition and results of operations. Moreover, we can provide no assurance that we may be able to attract and raise additional third-party capital for our existing entities or for potential new entities and therefore we may forego existing and/or potential attractive fee income and other income-generating opportunities.
Furthermore, notwithstanding any capital holdback, we may decide to return to our investors all or a portion of their capital held as collateral prior to the maturity specified in the terms of the particular underlying transactional documents. A return of capital to our investors is final. As a result, if we release collateral early and capital is returned to our investors, we may not have sufficient collateral to pay the claims associated with such losses in the event losses are significantly larger than we anticipated. In addition, the value of any collateral held may be impacted by macroeconomic, geopolitical or other factors that could lead to investment volatility.
We may require additional capital in the future, which may not be available or may only be available on unfavorable terms. We may have to raise capital following significant insured losses, potentially resulting in capital being raised at valuations significantly below the original ordinary share price.
Our future capital requirements depend on many factors, including our ability to write new business successfully, deploy capital into more profitable business lines, identify acquisition opportunities, manage investments and preserve capital in volatile markets, and establish premium rates and reserves at levels sufficient to cover losses.
We require liquidity to:

•pay claims;
•fund our operating expenses;
•to the extent declared, pay dividends (including the payment of dividends to the holders of our preference shares);
•fund liquidity needs caused by investment losses;
•replace or improve capital in the event of a depletion of our capital as a result of significant reinsurance losses;
•meet rating agency or regulatory capital requirements;
•respond to competitive pressures; and
•service our debt.

To the extent our funds are insufficient or unavailable to fund future operating requirements or cover claims losses, whether due to regulatory or contractual restrictions, underwriting or investment losses or otherwise, we may need to raise additional funds through corporate finance transactions or curtail our growth and reduce our liabilities. Any such financing, if available at all, may be on terms that are not favorable to us. Additionally, in a rising interest rate environment such as the one prevailing recently, such financing may result in a higher cost of capital. Our ability to raise such capital successfully would depend upon the facts and circumstances at the time, including our financial position and operating results, market conditions and applicable regulatory filings and legal issues. If we cannot obtain adequate capital on favorable terms, or obtain it at all, our business, financial condition and operating results could be adversely affected. Furthermore, financial markets have experienced extreme volatility and disruption due in part to financial stresses affecting the liquidity of the banking system and the financial markets generally. These circumstances have reduced access to the public and private equity and debt markets at such times.
In addition, we may not achieve the desired regulatory capital treatment for any potential issuance of debt or equity securities due to changing solvency capital eligibility requirements under the Bermuda Insurance (Group Supervision) Rules 2011 (the “Group Supervision Rules”) to which we are subject. For these instruments to continue to receive the intended regulatory capital treatment, their terms must reflect the criteria contained in the Group Supervision Rules and any amendments thereto. If the BMA applies any changes to the Group Supervision Rules governing eligible capital such that our outstanding preference shares or other securities we may issue in the future no longer receive their intended capital treatment under the Group Supervision Rules, we may be unable to maintain adequate regulatory capital. If we cannot obtain adequate capital or credit, our business, results of operations and financial condition could be adversely affected by, among other things, our inability to finance future acquisitions.
Our debt, credit and International Swaps and Derivatives Association (“ISDA”) agreements may limit our financial and operational flexibility, which may affect our financial condition, liquidity and ability to conduct our business.
We have incurred indebtedness and may incur additional indebtedness in the future. Additionally, we have incurred indebtedness under the Term Loan Credit Agreement (as defined below) and have entered into credit facilities with various institutions which provide revolving lines of credit to us and our Operating Subsidiaries and issue letters of credit to our clients in the ordinary course of business. We have also entered into ISDA agreements relating to derivative transactions.
The agreements relating to our debt, including the Term Loan Credit Agreement, credit facilities and our ISDA agreements contain covenants that may limit our ability, among other things, to borrow money, make particular types of investments or other restricted payments, sell assets, merge or consolidate. Such agreements also typically contain reporting and disclosure affirmative covenants. Some of these agreements also require us to maintain specified ratings and financial ratios, including a minimum net worth covenant. If we fail to comply with these covenants or meet required financial ratios, the lenders or counterparties under these agreements could declare a default and demand immediate repayment of all amounts owed to them and require collateralization of any current or future obligations of the Company. Additionally, a default under our debt, credit facilities or ISDA agreements could limit our ability to obtain credit or enter into such transactions on favorable terms, or at all. As a result, our business, financial condition and operating results could be adversely affected.
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

Certain of the laws and regulations to which our Operating Subsidiaries are subject are summarized in Item 4, “Business Overview - Regulatory Matters.” Changes in the laws and regulations relevant to our business may have a material adverse effect on our business, financial condition, results of operations, liquidity, cash flows and prospects. The laws and regulations of the jurisdictions in which our insurance and reinsurance subsidiaries are domiciled require, among other things, maintenance of minimum levels of statutory capital, surplus, and liquidity; various solvency standards; and periodic examinations of subsidiaries’ financial condition. In some jurisdictions, laws and regulations also restrict payments of dividends and reductions of capital and require prior approval in connection with a potential acquisition or change of control. Applicable statutes, regulations, and policies may also restrict the ability of these subsidiaries to write insurance and reinsurance policies, to make certain investments, and to distribute funds. In addition, as industry practices and legislative, regulatory, judicial, social, financial, technological and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the frequency and severity of claims. In some instances, these changes may not become apparent until after we have issued insurance or reinsurance contracts that are affected by the changes.
Some of these authorities regularly consider enhanced or new regulatory requirements intended to prevent future crises or otherwise assure the stability of institutions under their supervision. These authorities may also seek to exercise their supervisory authority in new and more robust ways, and new regulators could become authorized to oversee parts of our business. The purpose of insurance laws and regulations generally is to protect policyholders and ceding insurance companies, not our shareholders or other securityholders. Failure to comply with or obtain appropriate authorizations and/or exemptions under any applicable laws and regulations could result in restrictions on our ability to do business or undertake activities that are regulated in one or more of the jurisdictions in which we conduct business and could subject us to fines, other sanctions and reputational injury.

It is not possible to predict all future impacts of political, regulatory, governmental or industry changes but they could affect the way we conduct our business and manage our capital, and may require us to satisfy increased capital requirements or to incur additional expenses, any of which, in turn, could affect our results of operations, financial condition and liquidity.
The foreign and U.S. federal and state laws and regulations that are applicable to our operations are complex and may increase the costs of regulatory compliance or subject our business to the possibility of regulatory actions or proceedings. In addition to insurance and financial industry regulations, our activities are also subject to relevant economic and trade sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant sanctions authorities, as well as money laundering regulations, and anti-corruption laws including but not limited to, the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010, which may increase the costs of regulatory compliance, limit or restrict our ability to do business or engage in certain regulated activities, or subject us to the possibility of regulatory actions, proceedings and fines.
We maintain policies and procedures designed to comply with applicable anti-corruption laws and regulations. However, we cannot provide assurance that our internal controls and compliance systems will always protect us from liability for acts committed by employees, agents, third parties or business partners of ours (or of businesses we acquire or partner with) that would violate U.S. and/or non-U.S. laws, including the laws governing payments to government officials, bribery, fraud, kickbacks and other related laws. Any such improper actions or allegations of such acts could subject us to significant sanctions, including civil or criminal fines and penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as related shareholder lawsuits and other remedial measures, all of which could adversely affect our reputation, business, financial condition and results of operations. Investigations of alleged violations can also be disruptive and cause us to incur significant legal and investigatory fees.
Our global operations expose us to the risk of violating, or being accused of violating, economic and trade sanctions laws and regulations. As part of our business, we may, from time to time, engage in limited sales and transactions involving certain countries, entities and individuals that are targets of economic sanctions, provided that such sales and transactions are authorized pursuant to applicable economic sanctions laws and regulations. However, we cannot predict the nature, scope or effect of future regulatory requirements, including changes that may affect existing regulatory authorizations, and we cannot predict the manner in which existing laws and regulations might be administered or interpreted. Further, while we maintain policies and procedures designed to maintain compliance with applicable economic and trade sanctions, there can be no guarantee that our policies and procedures will be effective in preventing violations, which could adversely affect our reputation, business, financial condition or results of operations. If in the future we are found to be in violation of U.S. or other applicable economic sanctions or export control laws, it could result in substantial fines and penalties for us, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and other remedial measures. Investigations of alleged violations can be expensive and disruptive. The insurance industry is also affected by political, judicial, and legal developments that may create new and expanded regulations and theories of liability. The current economic and financial climates present additional uncertainties and risks relating to increased regulation and the potential for increased involvement of the United States and other governments in the financial services industry.
During 2022, and in response to changes to U.S. credit for reinsurance rules arising from the 2017 Covered Agreement between the United States and European Union and the 2018 Covered Agreement between the United States and the United Kingdom, Aspen Bermuda obtained reciprocal jurisdiction reinsurer status with Texas as its lead state. Reinsurers licensed in reciprocal jurisdictions (which include the United Kingdom, E.U. member states, Bermuda, Japan and Switzerland) are not required to post reinsurance collateral to U.S. cedants if approved as reciprocal jurisdiction reinsurers in the cedant’s U.S. state of domicile. With its approval from Texas, Aspen Bermuda was able to facilitate passporting applications in additional U.S. states throughout 2022 and renewed the same for 2023. “Passporting” refers to the process under which a U.S. state has the discretion to defer to the determination by another U.S. state that a reinsurer is a reciprocal jurisdiction reinsurer, thereby excusing the approved reinsurer from collateral requirements in such state. Aspen Bermuda also retains its status as a certified reinsurer in a number of U.S. states, enabling it to provide reduced collateral for historical risks written. There is no guarantee that Aspen Bermuda will maintain its reciprocal jurisdiction reinsurer or certified reinsurer status, and changes in laws and regulations applicable to the provision of collateral by offshore or unauthorized reinsurers such as Aspen Bermuda may have a material adverse impact on our capital management approach, financial condition, results of operations, liquidity, cash flows and prospects. Refer to Item 4, “Information on the Company — Regulatory Matters - U.S. Regulation - Credit for Reinsurance”.
In the event or absence of changes in applicable laws and regulations in particular jurisdictions, we may from time to time face challenges, or changes in approach to oversight of our business from insurance or other regulators, including challenges resulting from implementing new or additional processes or procedures that cannot be quickly adapted to address new regulatory requirements. Moreover, we could be, or our employees acting on our behalf, could be found to have violated existing laws, rules or regulations. Our regulators have the ability to make regulatory interventions using their powers, including through investigations, requests for data and analysis, interviews or reviews (including skilled persons reports under section 166 of the U.K. Financial Services and Markets Act 2000 (“FSMA”)), which regulatory intervention may require specific remediation, including via guidance on a confidential basis, in respect of historical practices, changes to our existing practices, public censure, the loss or restriction of regulatory permissions necessary to carry out our business in the same manner as before, and/or additional regulatory capital to be held.
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
The United Kingdom’s withdrawal from the European Union has had, and may continue to have, an adverse impact on our business, results of operations and financial condition.
The Company continues to face regulatory costs and challenges as a result of Brexit. The United Kingdom left the European Union as of January 31, 2020 and economic relations between the United Kingdom and the European Union are now governed by a Trade and Cooperation Agreement (“TCA”). Following a report published by the European Affairs Committee in June 2022, which found that the TCA is limited in scope and silent as to E.U. equivalence in decisions over financial services, a Memorandum of Understanding (“MoU”) on regulatory cooperation between the United Kingdom and the European Union was signed in June 2023. However, the MoU does not impose binding substantive commitments nor is there any mention of taking forward the commitment in the Political Declaration accompanying the TCA regarding mutual equivalence. As a result of Brexit, Aspen UK has lost its financial services passports which provided it the license to operate across borders within the European Economic Area (the “EEA”) without obtaining local regulatory approval where insurers and cedants are located. The Company’s Lloyd’s operations are able to continue in the EEA through Lloyd’s Insurance Company, S.A. (“Lloyd’s Insurance Company”).

However, operational and capital requirements relating thereto might result in increased costs or Funds at Lloyd’s (as defined below) and might not provide the same access to markets that the Company formerly enjoyed to conduct business in the EEA. In addition, the ability to access the EEA market through Syndicate 4711 depends on Lloyd's being able to comply with E.U. regulations through its Belgium subsidiary. Lloyd’s continues to engage in discussions with the Belgium Financial Services Markets Authority (the “Belgium FSMA”) and the National Bank of Belgium (“NBB”) regarding the Lloyd’s Insurance Company operating model and the activities performed for it by managing agents (through an outsourcing agreement between AMAL and Lloyd’s) and the question of whether it is possible that they could be construed as constituting insurance distribution under Directive (EU) 2016/97 (the “Insurance Distribution Directive”), which would therefore require them to be authorized within the EEA.
We face risks related to changes in Bermuda law and regulations, and the political environment in Bermuda.
We are incorporated and headquartered in Bermuda and one of our principal Operating Subsidiaries, Aspen Bermuda, is domiciled in Bermuda. Therefore, changes in Bermuda law and regulation may have an adverse impact on our operations, such as the imposition of tax liability, increased regulatory supervision or changes in regulation.
In addition, we are subject to changes in the political environment in Bermuda, which could make it difficult to operate in, or attract talent to, Bermuda. In addition, Bermuda, which is currently an overseas territory of the United Kingdom, may consider changes to its relationship with the United Kingdom in the future. These changes could adversely affect Bermuda or the international reinsurance market focused there, either of which could adversely impact us commercially.
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
Operational risk and losses can result from, among other things, fraud, errors, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements, information technology failures and failure to appropriately transition new hires or external events. We continue to enhance our operating procedures and internal controls (including information technology initiatives and controls over financial reporting) to effectively support our business and our regulatory and reporting requirements. Refer to Item 15D, “Changes in Internal Control over Financial Reporting.” Our management does not expect that our disclosure controls or our internal controls will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. As a result of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons or by collusion of two or more people. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. As a result of the inherent limitations in a cost-effective control system, misstatement due to error or fraud may occur and not be detected.

We are required, pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), to furnish a report from management on, among other things, the effectiveness of our internal control over financial reporting in connection with the filing of our annual report on Form 20-F that is filed with the SEC. We also expect, assuming that we will become an accelerated filer, that our auditors will be required to express an opinion on the effectiveness of our internal control over financial reporting beginning with our first annual report on Form 20-F following our potential initial public offering of our ordinary shares (the “Initial Public Offering”). We are currently required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. In 2023, 2022 and 2021, as a result of material weaknesses in our internal control over financial reporting, management concluded that our internal controls over financial reporting were ineffective as of December 31, 2023, 2022 and 2021, respectively. All but one of the material weaknesses identified in 2021 have been remediated, with management identifying an ongoing material weakness in 2022 and 2023 in internal control over financial reporting relating to our process level procedures and controls around reinsurance premiums payable and reinsurance receivables. Additionally, as of December 31, 2023, 2022, and 2021, management concluded that our disclosure controls and procedures were ineffective in ensuring that information required to be disclosed in the reports filed or submitted to the SEC under the Exchange Act by the Company were recorded, processed, summarized and reported in a timely fashion, and were accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
To remediate the material weakness, we implemented remedial measures that included, but were not limited to:
•strengthened the outwards reinsurance teams, through a combination of hiring additional accounting and operational resources, both permanent and temporary, together with engaging external consulting and other business process third-party organizations, to ensure that we have a sufficient number of personnel with the skills and experience commensurate with the size and complexity of the organization who can effectively design and execute our process level procedures and controls around reinsurance premiums payable and reinsurance receivables, and associated disclosure controls;
•strengthened our documentation of reinsurance premiums payable and reinsurance receivables processes and procedures relating to cash matching controls, enhancing the scope of existing outward reinsurance credit controls while also implementing new outwards reinsurance credit control processes and procedures; and
•designed and implemented various additional new procedures and internal controls over reinsurance premiums payable and reinsurance receivables, improved segregation of duties and enhanced certain existing internal controls, including timeliness and accuracy of reporting.
We have, as discussed above, implemented remedial measures in advance of and as at December 31, 2023, however, these controls will need to be in operation for a sufficient period of time before management has concluded, through testing, that these new controls are operating effectively. We expect that the testing of the new controls will be completed over the first half of 2024.
The implementation of the remediation measures may not fully address the deficiencies in our disclosure controls and procedures or material weakness in our internal controls over financial reporting, and therefore we might not be able to conclude that it has been fully remediated in the future. Any such gaps or deficiencies may require significant resources to remediate and may also expose us to litigation, regulatory fines or penalties, or other losses. Inadequate process design or a failure in operating effectiveness could result in a material misstatement of our financial statements due to, but not limited to, poorly designed systems, changes in end-user computing, poorly designed information technology reports, ineffective oversight of outsourced processes, failure to perform relevant management reviews, accounting errors or duplicate payments, any of which could result in a restatement of financial accounts.

There can be no guarantee that the deficiencies in our disclosure controls and procedures or material weakness will not recur, that additional material weaknesses will not develop, or that our remediation efforts will be successful.
If we identify any additional material weaknesses in our internal control over financial reporting, fail to properly remediate the existing material weaknesses identified, or are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act or assert that our internal control over financial reporting is effective in the future, if we are required to make restatements of our financial statements, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy, completeness or reliability of our financial reports and the trading price of our securities may be adversely affected, and we could become subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities, which could require additional financial and management resources. In addition, if we fail to remedy any material weakness, our financial statements could be inaccurate and we could face restricted access to the capital markets.
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
As a foreign private issuer and “controlled company” within the meaning of the NYSE corporate governance rules, we are permitted to rely on exemptions from certain of the NYSE corporate governance standards.
The corporate governance rules of the NYSE require listed companies to have, among other things, a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. Although the Board is currently comprised of a majority of independent directors, as a foreign private issuer, we rely on the foreign private issuer exemption to certain NYSE rules and, where applicable, follow home country practice in lieu of the above requirements. As long as we rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, a majority of the directors on the Board are not required to be independent directors, we are not required to have a compensation committee composed entirely of independent directors and director nominations are not required to be made, or recommended to the Board, by a nominating committee that consists entirely of independent directors. Therefore, the Board’s approach to governance may be different from other companies, and, as a result, management oversight of the Company may be more limited than if we were subject to all of the NYSE corporate governance standards. We are also subject to certain reduced disclosure obligations as a result of being a foreign private issuer. As such, investors will not have access to the same information as for similar companies that are not foreign private issuers.
In the event we no longer qualify as a foreign private issuer, if then applicable, we may rely on the “controlled company” exemption under the NYSE corporate governance rules. A “controlled company” under the NYSE corporate governance rules is a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company. As a controlled company, we are eligible to, and, in the event we no longer qualify as a foreign private issuer, we may, elect not to comply with certain requirements of the NYSE corporate governance standards, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (iii) the requirement that our director nominations be made, or recommended to the Board, by a nominating committee that consists entirely of independent directors and that we adopt a written charter addressing the nominations process.
Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the NYSE corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
For so long as we qualify as a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as early as June 30, 2024 (the last business day of the second fiscal quarter of 2024), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2025. In order to maintain our current status as a foreign private issuer, either (a) a majority of our voting, ordinary securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers. Should we lose our foreign private issuer status, we will incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer, which could have a material adverse effect on our business, nature of operations and financial results.
As a foreign private issuer, there is less required publicly available information concerning us than there would be if we were a U.S. public company.
We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our senior management and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of ordinary shares or our other securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies.
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
A failure in our data security and/or technology systems or infrastructure or those of third parties, including those caused by security breaches or cyber-attacks or through the incorporation of artificial intelligence (“AI”), could disrupt our business, damage our reputation and cause losses.
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
For further details, please refer to Item 16K, “Cybersecurity.”
Damage to our computer infrastructure and software systems and issues relating to the incorporation of artificial intelligence solutions into our systems, or those of our competitors and suppliers, could harm our business.
We may incorporate traditional and generative AI solutions into our information systems, products, offerings, services and features, and these solutions may become important in our operations over time. The ever-increasing use and evolution of technology, including cloud-based computing and AI, both within our own systems and within those of our suppliers, heightens the risk of cybersecurity incidents in the future and creates opportunities for the potential loss or misuse of personal data that forms part of any data set and was collected, used, stored, or transferred to run our business, and unintentional dissemination or intentional destruction of confidential information stored in our or our third party providers’ systems, portable media or storage devices may result in significantly increased business and security costs, a damaged reputation, administrative penalties, or costs related to defending legal claims. If the content, analyses, or recommendations that AI programs assist in producing are or are alleged to be deficient, inaccurate, or biased, our business, financial condition, and results of operations and our reputation may be adversely affected. AI programs may be costly and require significant expertise to develop, may be difficult to set up and manage, and require periodic upgrades. There is also a risk that we may not have access to the technology and qualified AI personnel resources to adequately incorporate ongoing advancements into our AI initiatives, including access to the licensing of key intellectual property from third parties. Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Our competition may have access to greater financial and technological resources, giving them a competitive advantage in recruiting, motivating, and retaining sought-after AI professionals. AI also presents emerging ethical issues and if our use of AI becomes controversial, we may experience brand or reputational harm, competitive harm, or legal liability. The rapid evolution of AI, including potential government regulation of AI, will require significant resources to develop, test and maintain our platform, offerings, services, and features to help us implement AI ethically in order to minimize unintended, harmful impact.

Such matters could have a negative impact to our business and result in business interruptions, remediation costs and/or legal claims, which could have a material adverse effect on our financial position, results of operations, cash flows and liquidity.
Compliance with ever evolving national, federal, state, and international laws relating to the handling of information collected from or about individuals involves significant expenditure and resources, and any failure by us or our vendors to comply may result in significant liability, negative publicity and/or an erosion of trust, which could materially adversely affect our business, results of operations and financial condition.
We receive, store, handle, transmit, use and otherwise process business information and information related to individuals, including from and about actual and prospective customers, policy holders, as well as our employees and service providers. We also depend on a number of third party vendors in relation to the operation of our business, a number of which process data on our behalf.
We are subject to a range of data privacy and cyber security laws globally including those that apply generally to the handling of information about individuals, and those that are specific to certain industries, sectors, contexts or locations. These requirements, and their application, interpretation and amendment are constantly evolving and developing as set out in Item 4, “Information on the Company — Regulatory Matters - Bermuda - Privacy & Cybersecurity Laws.”
Our business is also subject to the Bermuda Personal Information Protection 2016 Act (“PIPA”). For more information, refer to Item 4, “Information on the Company — Regulatory Matters— Bermuda — Privacy & Cybersecurity Laws.” In addition to U.K./E.U. and Bermuda privacy laws, our business is subject to various U.S. state and federal privacy legislation, including both state financial privacy and insurance laws which apply specifically to our business lines, and potentially more generally applicable state privacy laws, with the most comprehensive having been enacted in California. The applicability of these state comprehensive laws to the business of insurance is not yet settled. U.S. state legislatures, attorneys general, and insurance and other regulatory bodies continue to develop and implement further standards and governance requirements. Such evolving privacy and data security regulations could expose our business to reputational harm and cause losses.
We depend on a number of third parties in relation to the operation of our business, a number of which process personal data on our behalf. There can be no assurances that the privacy and security-related measures and safeguards we have put in place in relation to these third parties will be effective to protect us and/or the relevant personal data from the risks associated with the third-party processing, storage and transmission of such data. Any violation of data or security laws, or of our relevant measures and safeguards, by our third party processors could have a material adverse effect on our business, result in applicable fines and penalties, damage our reputation and/or result in civil claims.
We are also subject to evolving E.U. and U.K. privacy laws on cookies, tracking technologies and e-marketing. Recent European court and regulator decisions are driving increased attention to cookies and tracking technologies. If the trend of increasing enforcement by regulators of the strict approach to opt-in consent for all but essential use cases as seen in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins and subject us to additional liabilities. In light of the complex and evolving nature of E.U., E.U. Member State and U.K. privacy laws on cookies and tracking technologies, there can be no assurances that we will be successful in our efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease/change our use of such technologies, as well as civil claims including class actions and reputational damage.
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
Risks Related to Our Preference Shares and our Proposed Initial Public Offering
No assurance can be given that we will complete our proposed Initial Public Offering or that we will be successful in listing our ordinary shares on the NYSE.
In December 2023, we filed a registration statement with the SEC relating to a proposed Initial Public Offering of our ordinary shares. Completing the Initial Public Offering will require the SEC to declare the registration statement on Form F-1 effective, and listing our ordinary shares on the NYSE will require the approval of the NYSE. Moreover, in addition to required regulatory actions, a decision to proceed with the Initial Public Offering and listing of our ordinary shares on the NYSE depends on our evaluation of market conditions and other factors, many of which are beyond our control. Accordingly, there can be no assurance as to when, or even if, we will be able to complete the Initial Public Offering or successfully list our ordinary shares on the NYSE.
We cannot guarantee the terms, including the public offering price per ordinary share, on which the contemplated Initial Public Offering may be completed. The Initial Public Offering price of the ordinary shares sold in any such offering will be discussed between us and the representatives of the underwriters of such offering. Among the factors that we expect to consider in determining the initial public offering price per ordinary share, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. Thereafter, the market price of shares of our ordinary shares on the NYSE will depend on numerous factors and may be volatile, and an active trading market may not develop or be maintained.
Our holding company structure and certain Companies Act, regulatory and other constraints may limit our ability to pay dividends on our securities.

Aspen Holdings is a holding company and, as such, it does not have any significant operations. Aspen Holdings’ assets primarily consist of ownership of the shares of its subsidiaries, including our Operating Subsidiaries, a portfolio of fixed income securities and cash and cash equivalents. Dividends and other permitted distributions and loans from our Operating Subsidiaries are expected to be our sole source of funds to meet ongoing cash requirements, including our debt service payments and other expenses, and dividend payments to our ordinary shareholders or preference shareholders, as appropriate. Our Operating Subsidiaries are subject to capital, regulatory and other requirements that inform their ability to declare and pay dividends and make loans to other Aspen Group companies. See Item 4, “Business Overview— Regulatory Matters — Bermuda — Restrictions on Dividends, Distributions and Reduction of Capital,” “Business Overview — Regulatory Matters — U.K. and E.U. Regulation — Restrictions on Dividend Payments,” and “Business Overview — Regulatory Matters — U.S. Regulation — State Dividend Limitations” below and “Operating and Financial Review and Prospects — Liquidity and Capital Resources” in Item 5 below for more information on our ability to pay dividends. These and other requirements may mean that our Operating Subsidiaries are unable to pay sufficient dividends to enable us to meet our ongoing cash requirements, which could materially adversely affect our liquidity or financial condition. As we are a holding company, our right, and hence the right of our creditors and shareholders, to participate in any distribution of assets by any of our subsidiaries, upon our liquidation or reorganization or otherwise, is subject to the prior claims of policyholders and creditors of these subsidiaries.
Additionally, we are subject to Bermuda regulatory constraints that affect our ability to pay dividends and make other distributions on our ordinary shares, preference shares or other securities. Under the Companies Act (as defined herein) we may declare or pay a dividend only if we have reasonable grounds to believe that we are, and would after the payment be, able to meet our liabilities as they become due and if the realizable value of our assets would thereby not be less than our liabilities. See Item 4, “Business Overview— Regulatory Matters — Bermuda — Restrictions on Dividends, Distributions and Reduction of Capital,” “Business Overview — Regulatory Matters — U.K. and E.U. Regulation — Restrictions on Dividend Payments,” and “Business Overview — Regulatory Matters — U.S. Regulation — State Dividend Limitations” below and “Operating and Financial Review and Prospects — Liquidity and Capital Resources” in Item 5 below for more information on our ability to pay dividends. Additionally, agreements relating to our debt, including our revolving credit facility and 2026 Term Loan (as defined below), contain covenants that may limit our ability to pay cash dividends on our ordinary shares if a default or event of default has occurred and is continuing or would result therefrom.
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

Members of the Board are permitted to participate in decisions in which they have interests that are different from those of the other shareholders.
Under Bermuda law, directors are not required to recuse themselves from voting on matters in which they have an interest. The directors may have interests that are different from, or in addition to, the interests of the shareholders. Provided the directors disclose their interests in a matter under consideration by the Board in accordance with Bermuda law and our bye-laws, they are entitled to participate in the deliberation on and vote in respect of that matter.
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
We have been advised by Bermuda counsel that currently there is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a U.S. judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. federal securities laws will not be enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission and jurisdiction is a matter of Bermuda (not U.S.) law.
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

Our bye-laws contain an exclusive jurisdiction provision that may discourage lawsuits against us and our directors and officers.
Unless we consent in writing to the selection of an alternative forum, in the event that any dispute arises concerning the Companies Act or out of or in connection with our bye-laws, including any question regarding the existence and scope of any bye-law and/or whether there has been any breach of the Companies Act or our bye-laws by one of our officers or directors (whether or not such a claim is brought in the name of a shareholder or in the name of the Company), any such dispute shall be subject to the exclusive jurisdiction of the Supreme Court of Bermuda. For the avoidance of doubt, this exclusive jurisdiction clause does not apply to actions predicated upon civil liability protections of U.S. federal securities laws or actions arising under the Securities Act or the Exchange Act.

This exclusive jurisdiction provision may limit the ability of our shareholders to bring a claim in a judicial forum that such shareholders find favorable for disputes with us or our directors or officers, which may discourage such lawsuits against us and our directors and officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could negatively affect our business, results of operations and financial condition.

Risks Related to Taxation
Our structure involves complex provisions of tax law for which no clear precedent or authority may be available, and is subject to ongoing future potential legislative, judicial or administrative and differing interpretations.

The tax treatment of our structure and transactions undertaken by us depends in some instances on determinations of fact and interpretations of complex provisions of tax law for which no clear precedent or authority may be available. In addition, tax rules are constantly under review, which frequently results in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations.

We cannot predict whether any particular proposed legislation will be enacted or, if enacted, what the specific provisions or the effective date of any such legislation would be, or whether it would have any effect on us. As such, we cannot assure you that future legislative, administrative or judicial developments will not result in an increase in the amount of tax payable by us, our subsidiaries or investors. If any such developments occur, our business, results of operations and cash flows could be adversely affected and such developments could have an adverse effect on your investment in our shares.

Our effective tax rate and tax liability is based on the application of current income tax laws, regulations and treaties. These laws, regulations and treaties are complex, and the manner in which they apply to us and our subsidiaries is sometimes open to interpretation. Significant management judgment is required in determining our provision for income taxes and our deferred tax assets and liabilities. Although management believes its application of current laws, regulations and treaties to be correct and sustainable upon examination by the tax authorities, the tax authorities could challenge our interpretation and the final determination of tax upon resolution of any such challenge could be materially different from our historical tax provisions and accruals. Should additional material taxes be assessed, there could be an adverse effect on our results of operations and cash flows in the period or periods for which that determination is made.

The application of recently enacted U.S. tax reform and regulations promulgated thereunder to us is complex, and may have a material adverse effect on your investment.
The Tax Cuts and Jobs Act (the “2017 Act”) was passed by the U.S. Congress and signed into law on December 22, 2017, with certain provisions intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the U.S., but have certain U.S. connections, and U.S. persons investing in such companies. Among other things, the 2017 Act revised the rules applicable to passive foreign investment companies (“PFICs”) and controlled foreign corporations (“CFCs”) in ways that could affect the timing or amount of U.S. federal income taxes imposed on certain investors that are U.S. persons. Further, it is possible that other legislation could be introduced and enacted by the current Congress or future Congresses that could have an adverse impact on Aspen Holdings and its subsidiaries or U.S. shareholders. Additionally, tax laws and interpretations regarding whether a company is engaged in a U.S. trade or business or whether a company is a CFC or a PFIC or has related person insurance income (“RPII”) are subject to change, possibly on a retroactive basis. The Treasury Department recently issued final and proposed regulations intended to clarify the application of the insurance income exception to the classification of a non-U.S. insurer as a PFIC and provide guidance on a range of issues relating to PFICs, and recently issued proposed regulations that would expand the scope of the RPII rules. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming as well. We cannot be certain if, when, or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect.
Our non-U.S. companies may be subject to U.S. taxes, which may have a material adverse effect on our operating results and your investment.
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
Non-U.S. corporations not engaged in a trade or business within the United States are nonetheless subject to United States income tax imposed by withholding on certain “fixed or determinable annual or periodic gains, profits and income”

derived from sources within the United States (such as dividends and certain interest on investments), subject to exemption under the Code or reduction by applicable treaties.
The United States also imposes an excise tax on insurance and reinsurance premiums (“FET”) paid to non-U.S. insurers or reinsurers that are not eligible for the benefits of a U.S. income tax treaty that provides for an exemption from the FET with respect to risks (i) of a U.S. entity or individual, located wholly or partially within the United States and (ii) of a non-U.S. entity or individual engaged in a trade or business in the U.S., located within the United States. The rates of tax are 4% for property casualty insurance premiums and 1% for reinsurance premiums.
Our non-U.K. companies may be subject to U.K. tax, which may have a material adverse effect on our operating results and your investment.
Our subsidiaries that are incorporated in the United Kingdom (the “U.K. Subsidiaries”) and APJ Asset Protection Jersey Limited, a Jersey registered insurance company (“APJ Jersey”), should be treated as resident in the United Kingdom and accordingly be subject to U.K. tax in respect of their worldwide income and gains. Any change in the basis or rate of U.K. corporation tax or HMRC’s practice and interpretation of U.K. tax law could materially adversely affect the business, prospects, financial condition or results of operations of the U.K. resident companies or their ability to provide returns to shareholders. The U.K. corporation tax rate is currently 25%.
The Organization for Economic Co-operation and Development (“OECD”) published its final reports on Base Erosion and Profit Shifting (“BEPS Reports”) in October 2015, containing recommendations on measures to coordinate multilateral action on international tax rules.
The implementation of recommendations arising from the action points comprising BEPS has resulted in significant changes to local tax legislation and international tax treaties over recent years. For example, BEPS has resulted in jurisdictions implementing laws which (among other things): limit deductibility of interest payments; expand the scope of permanent establishments (thereby extending the scope of jurisdictions’ taxing rights); counteract hybrid mismatch arrangements; and strengthen “Controlled Foreign Company” rules. U.K. domestic legislation introduced in relation to hybrid mismatches came into effect on January 1, 2017, and legislation to restrict tax deductions for interest expenses of large groups was brought into effect from April 1, 2017.
In addition, domestic law implementation of BEPS has resulted in taxpayers and/or their advisers and intermediaries being required to engage in discussions and disclose information to tax authorities regarding their tax affairs and transactions. Accordingly, Aspen Group may be required to enter into discussions with and provide information to tax authorities which may require the disclosure of transactions and operations of the Aspen Group, in addition to its obligations under the related information reporting measures (including E.U. and other mandatory disclosure regimes, such as Council Directive 2014/107/EU of 9 December 2014 and Council Directive 2018/822 EU of 25 May 2018) (commonly known as “DAC 6”) and the U.K. domestic mandatory disclosure regime (“MDR”)). At the end of the Brexit transition period on December 31, 2020, obligations requiring the United Kingdom to implement DAC 6 fell away and temporary legislation (effective December 31, 2020) was published, narrowing the scope of the United Kingdom’s DAC 6 regulations. On January 17, 2023, HMRC published final regulations (to replace the United Kingdom’s DAC 6), the U.K. MDR, which are broadly in line with the OECD’s mandatory disclosure rules and which took effect from March 28, 2023. The U.K. MDR requires taxpayers and intermediaries to disclose information regarding certain types of OECD Common Reporting Standard avoidant arrangements and opaque offshore structures to HMRC. Under the MDR as now in effect, the Company or any of its advisors or intermediaries may be required to enter into discussions with, or make certain disclosures to, HMRC regarding its arrangements and structure.
Further reforms have been, and are expected to be made in response to the proposed extensions of BEPS (i.e., BEPS: Pillar One and Two, commonly known as “BEPS 2.0”). For more information, see “—The OECD’s initiative to limit harmful tax competition may result in higher taxation and increased complexity, burden and cost of compliance.” BEPS and BEPS 2.0 may (depending on their final implementation) have a material adverse effect on our intra-group arrangements, our operations, and our results. Relevant to our U.K. Subsidiaries and APJ Jersey, the U.K. enacted legislation in July 2023 which implements one aspect of Pillar Two (the income inclusion rule imposing top-up tax on a parent entity in respect of the low-taxed income of a constituent entity) via a “multinational top-up tax” (“MTT”) together with a “domestic top-up tax”. Broadly, the multinational top-up tax and domestic top-up tax will apply to multinational groups with revenues of at least €750 million for accounting periods beginning on or after December 31, 2023. On February 22, 2024, the U.K. enacted amendments to the MTT including new provisions relating to the U.K.’s implementation of an under-taxed payments rule and a new domestic top-up tax, both of which are intended to apply for accounting periods beginning on or after December 31, 2024. The U.K. legislation implementing the BEPS 2.0 reforms is complex and in particular may be affected by the implementation (or lack thereof) of similar rules in other jurisdiction in which we operate (for example, see “—Measures taken in response to the OECD’s BEPS Reports and initiatives to limit harmful tax competition may result in higher taxation and increased complexity, burden and cost of compliance”).
Legislation restricting the amount of U.K. profit in any particular accounting period that can be offset by historical tax losses was brought into effect from April 1, 2017. Should utilization of any tax losses be delayed or restricted as a result of this legislation, this could have a material adverse effect on our results.
The U.K. diverted profits tax (“DPT”) is separate from U.K. corporation tax and is set at a charge 6% higher than the standard rate of corporation tax. The DPT is an anti-avoidance measure aimed at protecting the U.K. tax base against the artificial diversion of profits that are being earned by activities carried out in the United Kingdom but which are not otherwise being taxed in the United Kingdom, in particular as a result of arrangements amongst companies in the same multinational group. The United Kingdom’s network of tax treaties does not offer protection from a DPT charge. In the event that the rules apply to certain arrangements, then upfront payment of HMRC’s estimate of the deemed tax liability may be required. If any of our U.K. or non-U.K. companies is liable for DPT as a result of intra-group arrangements, this could have a material adverse effect on our results.
On June 19, 2023, HMRC announced a consultation regarding potential reforms to three areas of the United Kingdom’s international tax legislation (transfer pricing, permanent establishment and DPT) with a view to achieving closer alignment with international tax rules and simplification and clarification of certain aspects of these rules. Although it is not yet possible to predict whether and to what extent HMRC’s response to this consultation could impact us, any extension of the scope of the U.K.’s transfer pricing rules or broadening of the U.K.’s definition of permanent establishment could have adverse effects on our results of operations.
Our U.K. and U.S. operations may be adversely affected by a transfer pricing adjustment in computing U.K. or U.S. taxable profits.
Any arrangements between U.K.-resident entities of the Aspen Group and other members of the Aspen Group are subject to the U.K. transfer pricing regime. Consequently, if any agreement (including any reinsurance agreements) between a U.K.-resident entity of the Aspen Group and any other Aspen Group entity (whether that entity is resident in or outside the United Kingdom) is found not to be on arm’s length terms and as a result a U.K. tax advantage is being or has been obtained, an adjustment will be required to compute U.K. taxable profits as if such an agreement were or had been on arm’s length terms. Similar rules apply in the United States and would have a similar impact on our U.S. resident entities if transfer pricing adjustments were required. Any transfer pricing adjustment could adversely impact the tax charge suffered by the relevant U.K. or U.S. resident entities of the Aspen Group.
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
It is possible that other legislation could be introduced and enacted by the current Congress or future Congresses of the United States, or that regulations or other interpretations could be issued, possibly with retroactive effect, that could have an adverse impact on us or our shareholders. These recent and potential future changes in law or interpretation could materially adversely affect our business, access to capital, financial condition and results of operations.
U.S. persons who hold 10% or more of the total voting power or value of our shares may be subject to U.S. federal income taxation on our undistributed earnings.
In general, a “10% U.S. Shareholder” (as defined below) of a non-U.S. corporation that is a CFC at any time during a taxable year must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income” and “tested income” (with various adjustments) with respect to any shares that such 10% U.S. Shareholder owns in such non-U.S. corporation (directly or indirectly through certain entities) on the last day in the non-U.S. corporation’s taxable year on which it is a CFC, even if the subpart F income or tested income is not distributed. A “10% U.S. Shareholder” generally is a U.S. person that owns (directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of section 958(b) of the Code (i.e., “constructively”)) at least 10% of the total combined voting power or value of all classes of stock of a non-U.S. corporation. “Subpart F income” of a CFC generally includes “foreign personal holding company income” (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income), and tested income is generally any income of the CFC other than subpart F income and certain other categories of income. An entity treated as a foreign corporation for U.S. federal income tax purposes generally is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through non-U.S. entities or constructively), in the aggregate, more than 50% of the total combined voting power of all classes of voting stock of that non-U.S. corporation or more than 50% of the total value of all stock of that non-U.S. corporation. However, for the purposes of taking into account insurance income, these 50% thresholds are generally reduced to 25%. Further, special rules apply for purposes of taking into account any RPII of a non-U.S. corporation, as described below.
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
In general, if a non-U.S. corporation is a “RPII CFC” (as defined below) at any time during a taxable year, a U.S. person who owns (directly or indirectly through certain entities) any shares of the non-U.S. corporation (a “U.S. RPII Shareholder”) must include in its gross income for U.S. federal income tax purposes its pro rata share of the non-U.S. corporation’s RPII with respect to any shares that such U.S. RPII Shareholder owns (directly or indirectly through certain entities) on the last day in the non-U.S. corporation’s taxable year, even if the RPII is not distributed. Further, a U.S. RPII Shareholder’s pro rata share of any RPII is determined as if all RPII for the taxable year were distributed proportionately only to U.S. RPII Shareholders on that date but generally may not exceed the U.S. RPII Shareholder’s pro rata share of the non-U.S. corporation’s earnings and profits for the taxable year. In addition, a U.S. RPII Shareholder is required to comply with certain reporting requirements, regardless of the number of shares owned by the U.S. RPII Shareholder.
For these purposes, a “RPII CFC” is any non-U.S. corporation if, on any day of its taxable year, U.S. RPII Shareholders collectively own (directly, indirectly through non-U.S. entities or constructively) 25% or more of the total combined voting power of all classes of stock of such corporation entitled to vote or 25% or more of the total value of the stock of such corporation. However, the RPII rules generally do not apply with respect to a non-U.S. corporation if either (i) at all times during its taxable year less than 20% of the total combined voting power of all classes of stock of the corporation entitled to vote and less than 20% of the total value of the corporation is owned (directly or indirectly) by persons who are (directly or indirectly) insured under any policy of insurance or reinsurance issued by the corporation or who are related persons to any such person (the “ownership exception”), or (ii) the RPII (determined on a gross basis) of the corporation for the taxable year is less than 20% of its gross insurance income for the taxable year (the “de minimis exception”).
We believe that each of our non-U.S. Operating Subsidiaries and each of Peregrine and APJ Jersey is a RPII CFC. Nonetheless, we expect that each such company will qualify for one or both of the ownership exception and the de minimis exception in the current taxable year and for the foreseeable future. However, the RPII provisions have never been interpreted by the courts, and regulations interpreting the RPII provisions exist only in proposed form. Certain recently issued proposed regulations would expand the scope of RPII. It is not certain whether any of these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of the RPII rules by the IRS, the courts, or otherwise, might have retroactive effect. The U.S. Treasury Department has authority to impose, among other things, additional reporting requirements with respect to RPII. Accordingly, the meaning of the RPII provisions and the application thereof to us is uncertain. Further, the applicability of the ownership and de minimis exceptions and the RPII rules more generally depends upon facts regarding our direct and indirect shareholders and insureds, about which we have limited information. Accordingly, no assurances can be provided that any of our companies will satisfy either exception. Moreover, to the extent the exceptions do not apply, we may be unable to correctly determine the amount of RPII that any U.S. RPII Shareholder is required to take into account.
U.S. persons who dispose of our shares may be subject to U.S. federal income taxation at the rates applicable to dividends on a portion of such disposition.
Section 1248 of the Code may apply to a disposition of our preference shares in certain circumstances. Section 1248 provides that if a U.S. person sells or exchanges stock in a non-U.S. corporation and such person owned, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares (whether preferred or ordinary shares) will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments).
Additionally, Section 1248, in conjunction with the RPII rules, generally provides that if a U.S. person disposes of shares in a RPII CFC (determined without regard to the ownership or de minimis exceptions) that would be taxable as an insurance company under the Code if it were a U.S. corporation, any gain from the disposition will generally be treated as a dividend to the extent of the holder’s share of the corporation’s undistributed earnings and profits that were accumulated during the period that the holder owned the shares (whether or not such earnings and profits are attributable to RPII). In addition, such a holder will be required to comply with certain reporting requirements, regardless of the number of shares owned by the holder. These RPII rules should not apply to dispositions of our shares because Aspen Holdings will not itself be directly engaged in the insurance business. However, as discussed above, there is uncertainty in the interpretation of the RPII provisions and thus no assurances can be provided.
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
Further, if Aspen Holdings is considered a PFIC for any taxable year and our shares are treated as “marketable stock” in such year, then a U.S. shareholder may make a mark-to-market election with respect to its shares. The shares will be marketable if they are regularly traded on certain qualifying stock exchanges, including the NYSE. However, there can be no assurance that such election will be available. Additionally, because a mark-to-market election usually cannot be made for any lower-tier PFICs, a U.S. holder will generally continue to be subject to the special tax rules discussed above with respect its indirect interest in any non-U.S. subsidiary of Aspen Holdings classified as a PFIC. As a result, it is possible that any mark-to-market election with respect to our shares will be of limited benefit. In general, if a U.S. holder of our shares were to make a timely and effective mark-to-market election, such holder would include in its taxable income each year the excess, if any, of the fair market value of its shares at the end of the taxable year over its adjusted basis in such shares. Amounts included in taxable income are treated as gains on the sale of the shares and are taxed as ordinary income. Any gain recognized by such holder on the sale or other disposition of our shares would be ordinary income, and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss. U.S. investors are urged to consult with their tax advisors regarding the availability and consequences of making a mark-to-market election with respect to our shares.
In general, a non-U.S. corporation will be a PFIC during a given year if (i) 75% or more of its gross income constitutes “passive income” (the “75% test”) or (ii) 50% or more of its assets produce (or are held for the production of) passive income (the “50% test”). For these purposes, passive income generally includes interest, dividends, annuities and other investment income. However, the PFIC provisions contain a look-through rule under which a non-U.S. corporation that directly or indirectly owns at least 25% of the value of the stock of another corporation generally is treated, for purposes of determining whether it is a PFIC, as if it received directly its proportionate share of the income, and held its proportionate share of the assets, of the other corporation (the “look-through rule”). As a result, it is expected that the PFIC status of Aspen Holdings should generally depend on the application of the look-through rule to its subsidiaries and whether the income and assets of its subsidiaries will be characterized as passive or active for this purpose. In addition, pursuant to an insurance exception, (a) passive income does not include income that a qualifying insurance corporation (“QIC”) derives in the active conduct of an insurance business or income of a qualifying domestic insurance corporation (“QDIC”) (generally, a U.S. corporation with respect to which the look-through rule applies that is taxable as an insurance company and is subject to U.S. federal income tax on its net income), and (b) passive assets do not include assets of a QIC available to satisfy liabilities of the QIC related to its insurance business, if the QIC is engaged in the active conduct of an insurance business, or assets of a QDIC.
Generally, a non-U.S. corporation will be a QIC for a taxable year if it would be taxable as an insurance company if it were a U.S. corporation and its applicable insurance liabilities constitute more than 25% of its total assets for a taxable year. Further, under recently proposed regulations (the “2021 Proposed Regulations”), a QIC is engaged in the “active conduct” of an insurance business only if it satisfies either a “factual requirements test” or an “active conduct percentage test.” The factual requirements test requires that the officers and employees of the QIC carry out substantial managerial and operational activities on a regular and continuous basis with respect to its core functions (generally its underwriting activities, investment activities, contract and claims management activities and sales activities) and that they perform virtually all of the active decision-making functions relevant to underwriting functions. The active conduct percentage test generally requires that (i) the total costs incurred by the QIC with respect to its officers and employees for services rendered with respect to its core functions (other than investment activities) equal or exceed 50% of the total costs incurred by the QIC with respect to its officers and employees and any other person or entities for services rendered with respect to its core functions (other than investment activities) and (ii) to the extent the QIC outsources any part of its core functions to unrelated entities, officers and employees of the QIC with experience and relevant expertise must select and supervise the person that performs the outsourced functions, establish objectives for performance of the outsourced functions and prescribe rigorous guidelines relating to the outsourced functions which are routinely evaluated and updated. Under certain exceptions, however, a QIC that has no or only a nominal number of employees or that is a vehicle that has the effect of securitizing or collateralizing insurance risks underwritten by other insurance or reinsurance companies or is an insurance linked securities fund that invests in securitization vehicles generally is deemed not engaged in the active conduct of an insurance business. The officers and employees of certain related entities generally may be taken into account for these purposes, provided that the QIC exercises regular oversight and supervision over the services performed by the related entity’s officers and employees. The 2021 Proposed Regulations will not be effective unless and until adopted in final form, but taxpayers may rely on them for taxable years beginning after December 31, 2017 if they are consistently followed.
We believe that, based on the implementation of our current business plan and the application of the insurance exception, our non-U.S. insurance subsidiaries should be considered QICs engaged in the active conduct of an insurance business under one or both of the “factual requirements test” or the “active conduct percentage test,” our U.S. insurance subsidiaries should be considered QDICs and none of the income or assets of such insurance subsidiaries should be treated as passive. In addition, the income and assets attributable to our non-U.S. subsidiaries that are not insurance subsidiaries are minimal, relative to the income and assets attributable to our other subsidiaries. As a result, based on the application of the look-through rule, we believe that Aspen Holdings should not be characterized as a PFIC for the current year or the foreseeable future. However, because of legal uncertainties with respect to the interpretation of the PFIC rules and whether the 2021 Proposed Regulations will be adopted as final regulations in their current form, and factual uncertainties with respect to our planned operations, there is a risk that Aspen Holdings will be characterized as a PFIC in one or more years. If Aspen Holdings is considered a PFIC, it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation. Prospective investors should consult their tax advisors as to the effects of the PFIC rules on an investment in our shares.
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
On June 21, 2016, the E.U.’s ministers of Finance and Economic Affairs unanimously approved the Anti-Tax Avoidance Directive to harmonize potential BEPS changes in the European Union. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. We expect that countries may change their tax laws in response to this project, and several countries have already changed or proposed changes to their tax laws. Council Directive (EU) 2017/952 of 29 May 2017 amending Council Directive (EU) 2016/1164 (commonly known as “ATAD II”) was introduced (subject to local implementation with effect from January 1, 2022) to prevent hybrid mismatches giving rise to a double deduction or to a deduction without taxation in different tax jurisdictions. In certain cases, taxpayers may be denied the right to recognize tax deductible costs on payments subject to a double deduction. On December 22, 2021, the European Union published the draft Anti-Tax Avoidance Directive III (“ATAD III”) designed to impose new minimum substance rules to prevent the misuse of shell entities for improper tax purposes. ATAD III proposes to introduce reporting requirements for certain E.U. tax resident companies with mobile and/or passive income (such as interest, dividends and royalty income) that have inadequate economic substance (as prescribed under ATAD III). If an entity fails to meet these substance requirements, it will be denied benefits under tax treaties and various E.U. directives. The European Parliament approved the European Commission’s draft directive on ATAD III, which will now go before the Council of the European Union prior to being implemented by member states of the European Union. ATAD III is currently in draft form and is subject to public consultation. The details of these rules are therefore subject to change.
In addition, the OECD is continuing to work on a two-pillar initiative, “BEPS 2.0,” which is aimed at (1) shifting taxing rights to the jurisdiction of the consumer (“Pillar One”) and (2) ensuring all companies pay a global minimum tax (“Pillar Two”). Pillar One will, broadly, re-allocate taxing rights over 25% of the residual profits of multinational enterprises (MNEs) with global turnover in excess of 20 billion euros (excluding extractives and regulated financial services) to the jurisdictions where the customers and users of those MNEs are located. Pillar Two will, broadly, consist of two interlocking domestic rules (together the Global anti-Base Erosion Rules (the “GloBE Rules”)): (i) an Income Inclusion Rule (“IIR”), which imposes top-up tax on a parent entity in respect of the low-taxed income of a constituent entity; and (ii) an Undertaxed Payment Rule, which denies deductions or requires an equivalent adjustment to the extent the low-taxed income of a constituent entity is not subject to tax under an IIR. There will also be a treaty-based ‘Subject To Tax Rule’ that allows source jurisdictions to impose limited source taxation on certain related party payments subject to tax below a minimum rate.
The OECD recommended model GloBE Rules for Pillar Two in late 2021. The OECD also released further guidance on the model GloBE Rules during 2022 and has continued to release guidance on a rolling basis throughout 2023. This includes the release in early February 2023 of further technical guidance which comments in particular on the interaction between the model GloBE Rules and current U.S. tax law and the release in July 2023 of agreed administrative guidance which contains details of how to calculate tax for the purposes of Pillar Two. The OECD has previously indicated that the Two-Pillar Solution will not come into force until 2024 at the earliest, subject to local implementation.
Relevant to our U.K. Subsidiaries and APJ Jersey, as U.K. tax resident entities, the U.K. enacted legislation in July 2023 which implements the IIR via a “multinational top-up tax” (alongside a U.K. domestic top-up tax). The U.K.’s multinational top-up tax will apply to multinational enterprises for accounting periods beginning on or after December 31, 2023.
Separately, in the European Union the Council Directive (EU) 2022/2523, adopted on December 15, 2022, requires that E.U. Member States implement the Pillar Two rules into domestic law by December 31, 2023. The Bermuda Government has responded to the Pillar Two initiative passing the Corporate Income Tax Act 2023 (the “CIT Act”), on December 27, 2023, to introduce a corporate income tax on certain Bermuda entities with effect from January 1, 2025. For more information, see “—Changes to Bermuda tax policies may impact our financial position.” The implications of this proposal for our business remain uncertain in terms of how any such Bermuda corporate income tax regime (once it comes into effect) might interact with the U.K.’s multinational top-up tax and undertaxed payments rule or other Pillar Two implementing legislation in relevant jurisdictions in which we operate. The Bermuda corporate income tax regime will be effective for tax years beginning on or after January 1, 2025, which means that there is (on current proposed timings) a period of at least one year in which the U.K. multinational top-up tax is expected to apply to our group before any changes are effected in Bermuda.
Changes to Bermuda tax policies may impact our financial position.

Under current Bermuda law, we are not subject to tax on income, profits, withholding, capital gains or capital transfers. Furthermore, we obtained from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 (as amended) (the “EUTP Act”) an assurance that, in the event Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of the tax will not be applicable to us or our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda until March 31, 2035. As a result of changes made to the EUTP Act by the CIT Act, this assurance has been made subject to the application of any taxes pursuant to the CIT Act, as described further below.
In the 2023 Budget, the Bermuda Government announced the formation of an International Tax Working Group consisting of specialists in international tax matters and representatives of various bodies whose members may be directly impacted by such to examine how Bermuda can appropriately implement the Global Minimum Tax initiative. The Working Group reported its findings and provided recommendations to the Bermuda Government in July 2023. The Bermuda Government subsequently issued three public consultation papers as part of its considerations on the introduction of a corporate income tax in Bermuda, on August 8, 2023, October 5, 2023 and November 10, 2023. On December 27, 2023, Bermuda passed the CIT Act, which will become fully operative with respect to the imposition of corporate income tax on January 1, 2025.
Under the CIT Act, Bermuda corporate income tax will be chargeable in respect of fiscal years beginning on or after January 1, 2025 and will apply only to Bermuda entities that are part of MNE groups with EUR 750 million or more in annual revenues in at least two of the four fiscal years immediately preceding the fiscal year in question (“Bermuda Constituent Entity Group”). Where corporate income tax is chargeable to a Bermuda Constituent Entity Group, the amount of corporate income tax chargeable for a fiscal year shall be (1) 15% of the net taxable income of the Bermuda Constituent Entity Group less (2) tax credits applicable to the Bermuda Constituent Entity Group under Part 4 of the CIT Act, or as prescribed. The CIT Act introduces certain “qualified refundable tax credits” which are set to be developed during 2024 to incentivize companies to support Bermuda residents through investments in key areas such as education, healthcare, housing, and other projects to help develop Bermuda’s workforce. Bermuda will continue to monitor further developments around the world as other jurisdictions address the OECD’s standards. We have adjusted our deferred tax as at December 31, 2023 to account for provisions within the CIT Act that allow for an equitable transition to the new regime including the Economic Transition Adjustments (“ETA”) and opening tax loss carryforward (“OTLC”). Deferred tax asset in Bermuda consists of $156.6 million in respect of the ETA and $44.5 million in respect of an OTLC. We expect this deferred tax asset to be utilized predominantly over a 10-year period. We expect to incur and pay increased taxes in Bermuda beginning in 2025.
More broadly, Bermuda remains committed to tax transparency, which is evidenced by adopting economic substance legislation, which has been deemed compliant by the European Union and was designed to implement the work of the Forum on Harmful Tax Practices under Action 5 of the OECD's BEPS Reports. Any changes in the tax law of an OECD member state or in response to a change in E.U. policies could subject us to additional taxes, and we are unable to predict at this time whether it would have a material adverse impact on our operations and results.

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

On December 20, 2023, we filed with the SEC a Registration Statement on Form F-1 (File No. 333-276163) (the “IPO Registration Statement”) with respect to a proposed Initial Public Offering of our ordinary shares. We subsequently filed Amendment No. 1 to the IPO Registration Statement on February 1, 2024. In connection with the proposed Initial Public Offering, we intend to apply to list our ordinary shares on the NYSE. Such IPO Registration Statement and contemplated listing are not yet effective, and our ordinary shares may not be sold, nor may offers to buy be accepted, prior to the time the IPO Registration Statement is declared effective by the SEC. The public offering of our ordinary shares is subject to market and other conditions, and may not be completed as expected or at all.

The Company maintains a website at www.aspen.co. The information on our website is not incorporated by reference in this report. We make available, free of charge through our website, our Annual Reports on Form 20-F and other reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC.

The SEC maintains an internet site that contains reports and other information regarding issuers, including the Company, that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

B. Business Overview

We are a Bermuda-based holding company, whose principal business is marketing and underwriting specialty insurance and reinsurance on a global basis. Our business is comprised of: (i) underwriting operations, which includes our risk-bearing insurance and reinsurance operations; (ii) investing activities, which primarily support our underwriting operations; and (iii) our ACM operations, which earn underwriting, management and performance fees from the Company and other third-party investors primarily through the management of insurance linked securities (“ILS”) funds and other offerings. ACM forms part of the Aspen Capital Partners platform, in recognition of the synergies between ACM and the Company’s Outwards Reinsurance teams, which together support our underwriting operations.

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
Our reinsurance business is sourced principally through brokers and reinsurance intermediaries, with whom we aim to maintain strong relationships, having become a valued risk management partner to the leading insurers with whom we do business. We write property catastrophe, property, casualty and specialty reinsurance business through Aspen Bermuda and its branches in Singapore and Switzerland, Aspen Lloyd’s and AAIC. We also access the EEA market through Lloyd’s Insurance Company, which is 100% reinsured by Syndicate 4711.
Aspen Insurance
Aspen Insurance offers a variety of insurance products, including, but not limited to: (i) first party insurance, (ii) specialty insurance, (iii) casualty insurance, and (iv) financial and professional lines insurance. In our insurance segment, these products are written in the London Market primarily by Aspen UK and Aspen Lloyd’s via the Lloyd’s platform and, in the United States, by Aspen American Insurance Company and Aspen Specialty Insurance Company (on an admitted and excess and surplus line, basis, respectively). We also write casualty and financial and professional lines business through Aspen Bermuda Limited. Although our products are underwritten according to the guidelines associated with each local entity, our insurance business is managed globally with individual product lines grouped and managed into four select portfolios. This allows for consistency of underwriting appetite, risk selection and application of underwriting guidelines across all our jurisdictions, as well as providing opportunities for integrated marketing and relationship management efforts. In several of our product lines, business consists of a combination of Open Market and Delegated Underwriting Authorities (“DUA”) or Programs, and is primarily sourced through long-standing trading relationships with specialist brokers.

Investments
Our investment operations seek to deliver stable investment income and total return through all market cycles while maintaining appropriate portfolio liquidity and credit quality to meet the requirements of our customers, rating agencies and regulators. Income from our investment operations is included in corporate and other income and expense.

Aspen Capital Markets
We participate in the alternative reinsurance market through ACM, which focuses on developing alternative reinsurance structures and products to leverage the Company’s existing underwriting franchise and increase its operational flexibility in the capital markets. ACM provides investors direct access to the Company’s underwriting and analytical expertise and earns underwriting, management and performance fees from the Company and other third-party investors primarily through the management of ILS funds and other offerings. It operates primarily two distinct strategies, namely, building insurance risk portfolios tailored to investor objectives through capital sourced by Aspen Capital Management Ltd. (“ACML”), a Bermuda domiciled insurance manager and agent registered with the BMA, and strategically structuring and placing defined Aspen portfolios aligned with capital markets investors through the use of sidecars, including Peregrine Reinsurance Ltd. (“Peregrine”), a special purpose insurer. For more information on Peregrine, see “Regulatory Matters - Bermuda - Peregrine” below.
Aspen recognized the synergies between ACM and its Outwards Reinsurance teams – combining the two into Aspen Capital Partners. This move allows us to further enable our trading partners to access the full breadth of Aspen’s capabilities, including risk sourcing, underwriting, modelling, actuarial and claims.
Income from ACM’s activities is primarily allocated to the line of business being ceded within Aspen’s current two segments, Aspen Insurance and Aspen Re, and serves to reduce acquisition expenses for that business and applicable operating entity. While ACM has historically focused on property catastrophe business, it has expanded to provide capacity for property insurance and reinsurance, specialty reinsurance and casualty insurance and reinsurance.
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
We provide additional disclosures for corporate and other (non-operating) income and expenses. Corporate and other income and expenses include: corporate expenses, non-operating expense, net investment income, net realized and unrealized investment gains or losses, changes in fair value of derivatives, interest expenses, net realized and unrealized foreign exchange gains or losses, and income taxes. These income and expense items are not allocated to our business segments as they are not directly related to our business segment operations and is consistent with how management measures the performance of its segments. We do not allocate our assets by business segments as we evaluate underwriting results of each segment separately from the results of our investment portfolio.
The table below sets forth the gross written premiums by business segment for the twelve months ended December 31, 2023, 2022 and 2021:

	Twelve Months Ended December 31, 2023		Twelve Months Ended December 31, 2022		Twelve Months Ended December 31, 2021
Business Segment	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total
	($ in millions, except for percentages)
Reinsurance	$1,521.0	38.3%	$1,807.0	41.6%	$1,597.0	40.5%
Insurance	2,446.6	61.7	2,531.7	58.4	2,341.4	59.5
Total	$3,967.6	100.0%	$4,338.7	100.0%	$3,938.4	100.0%

For a review of our results by business segment, refer to Item 5, “Operating and Financial Review and Prospects” and Item 18, Note 3 of our consolidated financial statements, “Segment Reporting”.
Reinsurance
The reinsurance business we write can be analyzed by geographic region, reflecting the location of the reinsured risks, as set forth in the table below for the twelve months ended December 31, 2023, 2022 and 2021:

	Twelve Months Ended December 31, 2023		Twelve Months Ended December 31, 2022		Twelve Months Ended December 31, 2021
Reinsurance	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total
	($ in millions, except for percentages)
Australia/Asia	$120.7	7.9%	$175.0	9.7%	$185.8	11.6%
Europe	61.9	4.1	109.0	6.0	79.0	4.9
United Kingdom & Ireland	39.2	2.6	13.9	0.8	18.6	1.2
United States & Canada (1)	805.4	53.0	960.3	53.1	724.0	45.3
Worldwide excluding United States (2)	28.8	1.9	24.2	1.3	28.8	1.8
Worldwide including United States (3)	384.8	25.3	464.5	25.7	499.0	31.3
Other (4)	80.2	5.2	60.1	3.4	61.8	3.9
Total	$1,521.0	100.0%	$1,807.0	100.0%	$1,597.0	100.0%
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
(4)    “Other” comprises individual policies that insure risks in other countries including, but not limited to, the Caribbean, South America and Middle East.

Aspen Re’s gross written premiums by principal line of business were as follows for the twelve months ended December 31, 2023, 2022 and 2021:

	Twelve Months Ended December 31, 2023		Twelve Months Ended December 31, 2022		Twelve Months Ended December 31, 2021
Reinsurance	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total
	($ in millions, except for percentages)
Property catastrophe reinsurance	$366.6	24.1%	$354.9	19.7%	$376.4	23.6%
Other property reinsurance	384.2	25.3	428.8	23.7	473.6	29.6
Casualty reinsurance	558.9	36.7	596.4	33.0	445.5	27.9
Specialty reinsurance	211.3	13.9	426.9	23.6	301.5	18.9
Total	$1,521.0	100.0%	$1,807.0	100.0%	$1,597.0	100.0%
 `1

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
Specialty Reinsurance: Specialty reinsurance is written on an excess of loss and proportional basis and consisted of agriculture reinsurance, mortgage reinsurance, marine, terrorism, technology, engineering, cyber and other specialty lines. Our specialty agricultural reinsurance business covered crop and multi-peril business. Other specialty lines include reinsurance treaties and some insurance policies covering policyholders’ interests in marine, energy, contingency, terrorism, engineering, nuclear and personal accident. Aspen ceased writing new and renewal reinsurance for the aviation, space and bloodstock business lines from October 2022.

Insurance
The insurance business we write can be analyzed by geographic region, reflecting the location of the insured risk, as set forth in the table below for the twelve months ended December 31, 2023, 2022 and 2021:

	Twelve Months Ended December 31, 2023		Twelve Months Ended December 31, 2022		Twelve Months Ended December 31, 2021
Insurance	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total
	($ in millions, except for percentages)
Australia/Asia	$57.1	2.3%	$82.5	3.3%	$90.0	3.8%
Europe	117.5	4.8	85.5	3.4	61.6	2.6
United Kingdom & Ireland	493.3	20.2	471.9	18.6	374.6	16.0
United States & Canada (1)	1,666.6	68.1	1,755.4	69.3	1,577.9	67.4
Worldwide excluding United States (2)	—	—	—	—	2.7	0.1
Worldwide including United States (3)	32.4	1.3	77.2	3.1	93.1	4.0
Other (4)	79.7	3.3	59.2	2.3	141.5	6.1
Total	$2,446.6	100.0%	$2,531.7	100.0%	$2,341.4	100.0%
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
(4)    “Other” comprises individual policies that insure risks in other countries including, but not limited to, the Caribbean, South America and Middle East.

Our gross written premiums by principal line of business within our insurance segment were as follows for the twelve months ended December 31, 2023, 2022 and 2021:

	Twelve Months Ended December 31, 2023		Twelve Months Ended December 31, 2022		Twelve Months Ended December 31, 2021
Insurance	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total
	($ in millions, except for percentages)
First party insurance (1)	$318.2	13.0%	$372.5	14.7%	$424.5	18.1%
Specialty insurance (1)	407.6	16.6	369.4	14.6	383.4	16.4
Casualty and liability insurance	670.9	27.4	678.6	26.8	615.4	26.3
Financial and professional lines insurance	1,002.1	41.0	1,081.2	42.7	907.6	38.8
Insurance other (2)	47.8	2.0	30.0	1.2	10.5	0.4
Total	$2,446.6	100.0%	$2,531.7	100.0%	$2,341.4	100.0%

(1) Effective January 1, 2023, the insurance segment restructured its first party and specialty insurance lines of business into two separate lines: first party insurance and specialty insurance due to changes in management structures. The prior periods have been re-presented to ensure consistency of information.
(2) Relates to gross written premium written by Aspen Underwriting Limited via Carbon Syndicate 4747.

 First Party Insurance: Our first party insurance line consists of U.S. property and inland and ocean marine written on a primary, excess, quota share, program and facultative basis.
U.S. Property: Property insurance provides physical damage and business interruption coverage for losses arising from weather, fire, theft and other causes. The U.S. property team covers mercantile, manufacturing, municipal and commercial real estate business.
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
Specialty Insurance: Our specialty insurance line consists of U.K. commercial property, specie, marine and energy liability, onshore energy physical damage, offshore energy physical damage, credit and political risks, and crisis management written on a primary, excess, quota share, program and facultative basis.
U.K. Commercial Property & Construction: Property insurance provides physical damage and business interruption coverage for losses arising from weather, fire, theft and other causes. The U.K. commercial team’s client base is predominantly U.K. institutional property owners, small and middle market corporates and public sector clients.
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
Financial and Professional Lines Insurance: Our financial and professional lines consists of financial and corporate risks, professional liability, management liability, cyber liability and surety risks written on a primary, excess, quota share, program and facultative basis.
Financial and Corporate Risks: Our financial institutions business is written on both a primary and excess of loss basis and consists of professional liability, crime insurance and D&O cover, with the largest exposure comprising risks headquartered in the United Kingdom, Australia, the United States and Canada. We cover financial institutions including commercial and investment banks, asset managers, insurance companies, stockbrokers and insureds with hybrid business models. This account also includes a book of D&O insurance for commercial insureds located outside of the United States and a worldwide book of representations and warranties and tax indemnity business.
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
Reinsurance Purchasing.  We purchase reinsurance and retrocession to mitigate and diversify our risk exposure to a level consistent with our risk appetite and to increase our insurance and reinsurance underwriting capacity. These agreements provide for recovery of a portion of our losses and loss adjustment expenses from our reinsurers. The amount and type of reinsurance that we purchase varies from year to year and is dependent on a variety of factors, including, but not limited to, the cost and terms of a particular reinsurance contract and the nature of our gross exposures assumed, with the aim of securing cost-effective protection. We have a centralized ceded reinsurance department which coordinates the placement of all of our treaty reinsurance placements.
We have reinsurance covers in place for the majority of our insurance classes of business on an excess-of-loss basis and/or proportional treaty basis. The excess of loss covers provide protection in various layers and excess of varying attachment points according to the scope of cover provided. The proportional cover provides protection on the basis of a percentage sharing of both premiums and claims with the reinsurer (known as quota share reinsurance).
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
Although reinsurance agreements contractually obligate our reinsurers to reimburse us for an agreed-upon portion of our gross paid losses, we remain liable to our insureds to the extent that our reinsurers do not meet their obligations under these agreements. As a result, and in line with our risk management objectives, we evaluate the financial condition of our reinsurers and monitor concentrations of credit risk on an on-going basis. In general, we seek to place our reinsurance with highly rated companies with which we have a strong trading relationship or have fully collateralized arrangements in place. We maintain a list of authorized reinsurers graded for short, medium and long-tail business which is regularly reviewed and updated.

In January 2022, Aspen Holdings and certain of its subsidiaries entered into an Amended and Restated Reinsurance Agreement with a subsidiary of Enstar, which we refer to as the LPT, which amended and restated the Adverse Development Cover Agreement, dated as of March 2, 2020, previously entered into between Enstar and Aspen Group (the “Original Agreement”). The transaction successfully closed in May 2022.
Under the terms of the LPT, Enstar’s subsidiary will reinsure net losses incurred on or prior to December 31, 2019 on all of the Company’s net loss reserves of $3,120.0 million as of September 30, 2021. The LPT provides for a limit of $3,570.0 million in consideration for a premium of $3,160.0 million. The amount of net loss reserves ceded, as well as the premium and limit amounts provided under the LPT, will be adjusted for claims paid between October 1, 2021 and the closing date of the transaction. The premium includes $770 million of premium previously paid with respect to reserves ceded under the Original Agreement, which will continue to be held in trust accounts to secure the Enstar subsidiary’s obligations under the LPT. The incremental new premium will initially be held in funds withheld accounts in their original currencies maintained by the Company but will be released to the trust accounts maintained by the Enstar subsidiary no later than September 30, 2025. The funds withheld by the Company will be credited with interest at an annual rate of 1.75% plus, for periods after October 1, 2022, an additional amount equal to 50% of the amount by which the total return on the Company’s investments and cash and cash equivalents exceeds 1.75%. Under the LPT, the Enstar subsidiary has assumed claims control, pursuant to the provisions of an administrative services agreement subsequently entered into between the parties in June 2022.
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
Risk Governance
Board of Directors.  The Company’s Board of Directors (the “Board”) considers effective identification, measurement, monitoring, management and reporting of the risks facing our business to be key elements of its responsibilities and those of the Group Chief Executive Officer and management. Matters relating to risk management that are reserved for the Board include approval of the internal controls and risk management framework and any changes to the Aspen Group’s risk appetite statement and key risk limits. The Risk Committee of the Board also receives regular reports at each scheduled meeting, or more frequently as needed, covering risk management processes, which include, among others, the design, operation, use and limitations of the internal model. The internal model is an economic capital model which has been developed internally for use in certain business decision-making processes, the assessment of risk-based capital requirements and for various regulatory purposes. As a result of these arrangements and processes, the Board, assisted by management and the various standing committees of the Board (the “Board Committees”), is able to exercise effective oversight of the operation of the risk management strategy described in “— Risk Management Strategy” below.
The Board delegates oversight of the management of certain key risks to its Risk, Audit, Investment and Conflicts Committees, as well as (subject to the completion of the proposed Initial Public Offering, at which point they will take effect, unless otherwise determined by the Board) the Compensation and Nominating and Corporate Governance Committees. The Audit and Conflicts Committees are comprised entirely of independent directors and all Board Committees are structured to ensure appropriate and objective challenge of, and discussion with, management. The chairs of the Board Committees report regularly to the Board on the committees’ discussions, and in any event at each of the regular meetings of the Board. In addition, the Board Committees may facilitate informational calls with management from time to time where required and in accordance with the Company’s operating guidelines.
Risk Committee:  The Risk Committee assists the Board in its oversight of the framework that governs risk management and solvency assessment practices group-wide as articulated in the Board approved Group Risk Policy. This specifically includes oversight of processes undertaken by management to identify, evaluate and mitigate the material risks to the Group’s strategic objectives, as well as monitoring adherence to the Board approved Risk Appetite Framework, solvency indicators, risk tolerance criteria, and key risk limits. The matters considered by the Risk Committee include cyber security trends and events as well as general compliance and data privacy matters. For more information regarding oversight of cyber security risks, refer to Item 16K, “Cybersecurity.”
Audit Committee:  The Audit Committee is primarily responsible for assisting the Board in its oversight of the integrity of the financial statements. The Audit Committee is also responsible for reviewing the adequacy and effectiveness of the Company’s internal controls, relating to the accounting and financial reporting process of the Company and audits of the Company’s financial statements, and oversight of both internal and external auditors. In addition, the Audit Committee oversees the Company’s compliance with applicable laws and regulations, as well as related party and conflict of interest matters (to the extent not within the remit of the Conflicts Committee). The members of the Audit Committee regularly meet with management, the Group Head of Internal Audit and the Company’s independent, registered public accounting firm to review matters relating to the quality of financial reporting and internal accounting controls, including the nature, extent and results of their audit.
Conflicts Committee: The Conflicts Committee reviews certain material transactions between Aspen Holdings and/or its subsidiaries and Apollo or Apollo’s non-Aspen affiliates that may present a conflict of interest.
Investment Committee: The Investment Committee supports the Board in its oversight responsibilities by reviewing and monitoring the management and performance of the investment function of the Aspen Group, including the review of the investment strategy and annual investment plan and the ongoing monitoring of the Aspen Group’s investment managers, including the governance and control framework in place in connection therewith.
Compensation Committee: Upon completion of the proposed Initial Public Offering, the Compensation Committee will assist the Board in its oversight duties in respect of the compensation philosophy and strategy of the Aspen Group and its subsidiaries, including, but not limited to, approval of the Group’s policies relating to the compensation of its employees, the approval of any issuance of equity or equity-based securities and oversight of the compensation of the Company’s Group Chief Executive Officer, key senior employees, executive officers and non-employee directors. The Compensation Committee will formally take effect upon completion of the proposed Initial Public Offering.
Nominating and Corporate Governance Committee: Upon completion of the proposed Initial Public Offering, the Nominating and Corporate Governance Committee will assist the Board in its oversight of the evaluation of management and the Board, including the Board Committees, corporate governance matters and practices and make recommendations to the Board in relation thereto, and identify, evaluate and nominate individuals qualified to become Board members and to recommend to the Board director nominees for approval by shareholders at the annual general meetings of shareholders. The Nominating and Corporate Governance Committee will formally take effect upon completion of the proposed Initial Public Offering.
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
There are various standing committees (the “Executive Management Committees”) of the Group Executive Committee, which have oversight of certain business, operational and risk management processes and support the Group Executive Committee in the achievement of its objectives. Membership of the Executive Management Committees includes members of the Group Executive Committee, and the structure of the meetings of the Group Executive Committee contemplates appropriate reporting and feedback from the Executive Management Committees. As of the date of this report, these included:
Underwriting Committee: The primary purpose of the Underwriting Committee is to assist the Group Executive Committee through oversight of the design, implementation and operation of the strategic direction of the underwriting function of the Aspen Group, including the review and management of overall underwriting risk and appetite across the Insurance and Reinsurance underwriting segments and all underwriting platforms and legal entities.
Risk and Capital Committee: The primary purpose of the Risk and Capital Committee is to assist the Group Executive Committee through oversight of the internal control and risk management framework of the Aspen Group. In particular, the Risk and Capital Committee has specific responsibilities in relation to the review of the internal model, monitoring of solvency, capital and liquidity considerations and risk limits for accumulating underwriting and investment exposures.
Claims Committee: The primary purpose of the Claims Committee is to support the Group Executive Committee in its oversight of the strategy, transformation and management of the global claims function of the Aspen Group, across both Insurance and Reinsurance, including the monitoring of adherence to claims management policies, reporting procedures and standards and the development of an annual strategic plan for the claims function.
Operating Committee: The primary purpose of the Operating Committee is to assist the Group Executive Committee through oversight of the operational activities of the Aspen Group, including both in-house and outsourced activities, and the interaction of the operations function with other business function of the Company, including the oversight of the operational risks associated with such functions, to ensure that they are strategically aligned with each other in order to provide coordinated, efficient and cost-effective operational support to the execution of the Aspen Group’s strategic objectives.

Change Board: The primary purpose of the Change Board is to assist the Group Executive Committee through oversight of the definition, prioritization and initiation of change projects in connection with the change program of Aspen Group and as part of the overall corporate strategy.
Marketing and Communications Committee: The primary purpose of the Marketing and Communications Committee is to oversee the design, implementation and operation of the Aspen Group’s marketing and communications strategies. This includes the development and maintenance of the Company’s strategic innovation and cultural framework, in collaboration with other function leads of the Group Executive Committee, including monitoring the interaction of the marketing and communications function with other functions of the Aspen Group.
Asset and Liability Management Committee: The primary purpose of the Asset and Liability Management Committee is to oversee the management of the Company’s asset and liability management framework, including in relation to interest rate, liquidity, foreign exchange, credit and inflation risks across its assets and liabilities, as well as the development of, and monitoring the adherence to, associated policies and procedures, and review of key assumptions relating to the Company’s investment strategy underpinning the development of the Company’s annual business plan as might impact asset and liability outcomes, in collaboration with other business functions.
Valuation Committee: The primary purpose of the Valuation Committee is to assist the Group Executive Committee, in particular, the Group Chief Financial Officer, in its oversight of the valuation framework of the investment portfolio of the Aspen Group, including, but not limited to, hard-to-value and illiquid investments.
Sustainability Committee: The primary purpose of the Sustainability Committee is to support the Group Executive Committee and its standing sub-committees and oversee the design, strategy, coordination and management of the sustainability practices of Aspen, including, but not limited to, ESG matters, and the integration thereof within the Group’s business functions.
Reserve Committee: The primary purpose of the Reserve Committee is to support the Group Executive Committee in its oversight of the Aspen Group-level reserves, including consideration of key areas of reserving uncertainty within the Aspen Group-level actuarial central estimate and the management best estimate, which provides the basis for management’s recommendation to the Audit Committee and the Board regarding the reserve amounts to be recorded in the financial statements.
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
Risk Management Strategy
Aspen operates an integrated enterprise-wide risk management strategy designed to protect shareholder value while providing a high level of policyholder protection and regulatory compliance. The execution of our integrated risk management strategy is based on:
•the establishment and maintenance of an internal control and risk management system based on a three lines of defense approach to the allocation of responsibilities between risk accepting units (“first line”), risk management activity and oversight from the Risk and Compliance functions (“second line”) and independent assurance (provided by internal audit) (“third line”);
•identifying material risks to the achievement of the Aspen Group’s objectives including emerging risks;

•the articulation at Group level of our risk appetite and a consistent set of key risk limits which translate the risk appetite into measurable criteria and provide the primary control for accumulated risk exposures;
•the cascading of risk appetite and key risk limits for material risks to each risk-assuming operating subsidiary;
•measuring, monitoring, managing and reporting risk positions and trends;
•the use, subject to an understanding of its limitations, of the internal model to test strategic and tactical business decisions and to assess compliance with the risk appetite statement; and

•stress and scenario testing, including reverse stress testing, designed to help us better understand and develop contingency plans for the potential effects of extreme events or combinations of events on capital adequacy and liquidity.
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
Investment/Market risk:  The risk of variations in the valuation of investments due to changes in macroeconomic factors and the general uncertainty related to any investment decision.
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
Risk Limits Framework.  Aspen’s Risk Limit Framework translates the risk appetite and risk tolerance objectives into measurable criteria. Limits provide primary control for Group-wide accumulated risk exposures and provide a mechanism to manage diversification of the Group’s risk profile. Additionally, the limit framework establishes the connection to business planning by placing constraints on risk taking decisions.
Limits are established for the most important drivers of risk at the Group level and express the maximum level of allowable exposure per risk driver. At the highest level, risk limits are approved by the Board. Monitoring of the Group position against these limits is included in regular reporting to the Board or one or more of the Board Committees.
Natural Catastrophe Risk: The following discussion of the Company’s natural catastrophe PMLs information contains forward-looking statements based upon assumptions and expectations concerning the potential effect of future events that are subject to uncertainties. See Item 3D, “Risk Factors” for further information. Any of these risk factors could result in actual losses that are materially different from the Company’s PML estimates below.

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
The Company’s single occurrence and worldwide estimated net PML exposures (net of retrocession and reinstatement premiums) of the major peril zones and worldwide as at January 1, 2024 and January 1, 2023 were as follows:

	As at January 1, 2024
(in US$ millions, except parentheses)	1-in-100 year PML (1)	1-in-100 year PML as % of Shareholders’ Equity (1)	1-in-250 year PML (1)	1-in-250 year PML as % of Shareholders’ Equity (1)
Japan All Perils	$109.2	3.8%	$116.0	4.0%
European Windstorm	$116.6	4.0%	$135.7	4.7%
Northeast and Mid-Atlantic Windstorm	$121.9	4.2%	$165.0	5.7%
Florida and Southeast Windstorm	$137.9	4.7%	$182.8	6.3%
Texas and Gulf Windstorm	$144.1	5.0%	$179.8	6.2%
California Earthquake	$165.5	5.7%	$199.8	6.9%
Worldwide All Perils (2)	$229.9	7.9%	$335.7	11.5%

	As at January 1, 2023
(in US$ millions, except parentheses)	1-in-100 year PML (1)	1-in-100 year PML as % of Shareholders’ Equity (1)	1-in-250 year PML (1)	1-in-250 year PML as % of Shareholders’ Equity (1)
Japan All Perils	$118.0	5.0%	$129.0	5.5%
Europe Windstorm	$116.0	4.9%	$130.0	5.5%
Northeast and Mid-Atlantic Windstorm	$124.0	5.3%	$155.0	6.6%
Florida and Southeast Windstorm	$160.0	6.8%	$188.0	8.0%
Texas and Gulf Windstorm	$141.0	6.0%	$172.0	7.3%
California Earthquake	$176.0	7.5%	$222.0	9.4%
Worldwide All Perils (2)	$219.0	9.3%	$294.0	12.5%
_______________
(1) Based on total shareholders’ equity of $2,908.5 million and $2,358.0 million as at December 31, 2023 and 2022, respectively. The estimates reflect Aspen’s view of the modelled maximum losses at the return periods shown which include input from various third-party vendor models and Aspen’s proprietary adjustments to these models and planned reinsurance purchases. Catastrophe loss experience may materiality differ from the modelled PMLs due to limitations in one or more of the models or uncertainties in the application of policy terms and limits.
(2) Includes all natural catastrophe perils where Aspen has identified an appropriate stochastic model, such as hurricanes, typhoons, wildfire, earthquakes, etc., and includes a loading for non-modelled classes for our most material peril regions.

From 2023 to 2024, PMLs have remained steady, with movements in specific zones. On a relative basis, the mix of PMLs across various key geographic and peril zones has been generally consistent over this period. Japan PMLs have reduced primarily due to the weakening of the Yen over the year. Other zonal changes are driven by execution of our gross to net strategy, including Aspen Capital Markets and outwards and retro reinsurance purchases, and adjustments in the balance of insurance and reinsurance risk based on pricing for natural catastrophe risk. This includes writing new treaties that were attractively priced.

PMLs for key geographic and peril zones are reviewed as part of our annual planning process and are monitored regularly across all portfolios with daily monitoring during key treaty renewal periods. Our underwriting strategy for property catastrophe exposed lines considers a number of underwriting factors and exposure measures including zonal PML limits, standalone and marginal required capital metrics, relative scoring and ranking across and between geographies and perils, terms and conditions and opportunities to deploy capital in other lines of business. Our property strategy is to build and maintain a balanced portfolio of adequately priced catastrophe risks to ensure we optimize our risk adjusted return profile.
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
The following tables show our gross written premiums by broker and agent for each of our business segments for the twelve months ended December 31, 2023, 2022 and 2021:

	Twelve Months Ended December 31, 2023		Twelve Months Ended December 31, 2022		Twelve Months Ended December 31, 2021
Reinsurance	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total (1)	Gross Written Premiums	% of Total (1)
	($ in millions, except for percentages)
Marsh & McLennan Companies, Inc.	$461.3	30.3%	$585.8	32.4%	$449.8	28.2%
Aon Corporation	395.3	26.0	548.2	30.3	465.4	29.1
Arthur J Gallagher	213.0	14.0	111.8	6.2	25.2	1.6
Others	451.4	29.7	561.2	31.1	656.6	41.1
Total	$1,521.0	100.0%	$1,807.0	100.0%	$1,597.0	100.0%
_________________
(1)    The prior periods are re-presented to ensure consistency and replicate the current year breakdown for the addition of new material brokers and/or agents.

	Twelve Months Ended December 31, 2023		Twelve Months Ended December 31, 2022		Twelve Months Ended December 31, 2021
Insurance	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total (1)	Gross Written Premiums	% of Total (1)
	($ in millions, except for percentages)
Ryan Specialty	$271.9	11.1%	$235.4	9.3%	$214.9	9.2%
Aon Corporation	251.0	10.3	421.2	16.6	215.8	9.2
Marsh & McLennan Companies, Inc.	245.7	10.0	361.2	14.3	238.6	10.2
Brown & Brown Inc	147.4	6.0	135.9	5.4	131.5	5.6
AmWINS Group Inc	137.6	5.6	113.7	4.5	105.7	4.5
Arthur J Gallagher (UK) Limited	137.6	5.6	82.6	3.3	73.3	3.1
Euclid	97.2	4.0	152.3	6.0	121.1	5.2
CRC Swett	82.7	3.4	93.0	3.7	77.9	3.3
Willis Group Holdings, Ltd.	75.9	3.1	154.2	6.1	94.6	4.0
Lockton Inc	60.6	2.5	109.8	4.3	61.2	2.6
Others	939.0	38.4	672.4	26.5	1,006.8	43.1
Total	$2,446.6	100.0%	$2,531.7	100.0%	$2,341.4	100.0%
___________________
(1)    The prior periods are re-presented to ensure consistency and replicate the current year breakdown for the addition of new material brokers and/or agents.

Claims Management

The Group’s Claims Team are a separate function within Aspen. We have a staff of experienced claims professionals who are structured into three core teams, being Insurance, Reinsurance and Claims Operations. The Insurance and Reinsurance teams are organized by portfolio with the Claims Operations team working across both teams. The Group Claims team operates under a global structure designed to achieve consistency and efficiencies across all lines of business. We have developed processes and internal business controls for identifying, tracking and settling claims, and authority levels have been established for all individuals involved in the reserving and settlement of claims.
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
On those facilities and accounts where it is applicable and permitted, external auditing firms in conjunction with a team of in-house claims professionals oversee and regularly audit claims handled under claims delegated authority and outsourcing agreements. The audits may involve a team of in-house claims professionals and that generally applies in relation to the audits of cedants on reinsurance. In addition, any referrals on claims in excess of the authority provided under a claims delegated authority arrangement, whether financial or coverage related, will be managed by the relevant claims handler as required under the terms of those agreements.

Senior management receives a regular report on the status of our reserves and settlement of claims. We recognize that fair interpretation of our reinsurance agreements and insurance policies with our customers, and timely payment of valid claims, are a valuable service to our clients and enhance our reputation.

Under the terms of the LPT with Enstar, Enstar has assumed claims control of the subject business since closing of the transaction and entrance on June 30, 2022 into an administrative services agreement, which sets forth the operational framework for the handling of the subject business. Claims Handling Guidelines were entered into setting out the management and oversight of the subject business. These guidelines ensure Enstar’s claims handling aligns to Aspen’s claims processes, procedures and philosophy with Enstar operating within Aspen’s claims handling systems. Aspen continues to handle certain claims on the subject business under “shared services.” The transaction presents certain operational and reputational risks for the Company, including in respect of claims management. For a description of the risks, refer to Item 3, “Risk Factors — Risks Related to Our Business — We rely on the execution of internal processes to maintain our operations and the operational risks that are inherent to our business, including those resulting from fraud or employee errors or omissions, may result in financial losses.”
Reserves
Under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and applicable insurance laws and regulations in the countries where we operate, we are required to establish loss reserves for the estimated unpaid portion of the ultimate liability for losses and loss expenses under the terms of our policies and agreements with our insured and reinsured customers. The process of estimating these reserves involves a considerable degree of judgment and, as of any given date, is inherently uncertain. For a full discussion regarding our loss and loss expenses reserving process, refer to Item 5, “Operating and Financial Review and Prospects — Critical Accounting Estimates — Reserving Approach” and, in connection with the risks associated therewith, Item 3D, “Risk Factors — Insurance Risks — Our financial condition and operating results may be adversely affected if actual claims exceed our loss reserves.” The Reserve Committee oversees the development of the Aspen Group-level reserves.
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
As at December 31, 2023, we maintained an Asset and Liability Management Committee, which reports into the Group Executive Committee. The Group Chief Investment Officer is a voting member of the Asset and Liability Management Committee and provides updates as appropriate to the Group Investment Committee of the Board at its regular meetings, which in turn reports up to the Board. The primary purpose of the Asset and Liability Management Committee is to oversee the management of the Company’s asset and liability management framework, including in relation to interest rate, liquidity, foreign exchange, credit and inflation risks across its assets and liabilities, as well as the development of, and monitoring the adherence to, associated policies and procedures, and review of key assumptions relating to the Company’s investment strategy underpinning the development of the Company’s annual business plan as might impact asset and liability outcomes, in collaboration with other business functions.
The investment guidelines set by each entity’s board specify minimum criteria on the overall credit quality and liquidity characteristics of the portfolio, and include limitations on the size of certain holdings and restrictions on purchasing certain types of securities.
For additional information concerning our investments, refer to Item 5, “Operating and Financial Review and Prospects”, Item 18, Notes 4 and 6 of our consolidated financial statements, “Investments,” and “Fair Value Measurements,” respectively. For additional information concerning Current Expected Credit Losses (“CECL”) on investments, refer to Note 2(c) of our consolidated financial statements, “Basis of Presentation and Significant Accounting Policies — Accounting for Investments, Cash and Cash Equivalents.”
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
We compete with major U.S., U.K., Bermuda based, European and other international insurers and reinsurers and underwriting syndicates from Lloyd’s, some of which have longer operating histories, more capital and/or more favorable financial strength ratings than we do, as well as greater marketing, management and business resources. This also includes new companies that enter the insurance and reinsurance industries. In addition, we compete with capital market participants that create alternative products, such as catastrophe bonds, that are intended to compete with traditional reinsurance products.
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
For a discussion of some potential risks relating to the ratings of our Operating Subsidiaries, refer to Item 3D, “Risk Factors — Strategic Risks — Our Operating Subsidiaries are rated and our Lloyd’s business benefits from a rating by one or more of A.M. Best and S&P and a decline in any of these ratings could adversely affect our standing among brokers and customers and cause our premiums and earnings to decrease, or may otherwise result in an adverse effect on our business, financial condition and operating results.”

Regulatory Matters
General

The business of insurance and reinsurance is regulated in most countries, although the degree and type of regulation varies significantly from one jurisdiction to another. Compliance obligations are increasing in most jurisdictions as the focus on insurance regulatory controls has escalated in recent years, with particular emphasis on regulation of solvency, risk management and internal controls. The discussion below summarizes the material laws and regulations applicable to our Operating Subsidiaries and, where relevant, Peregrine. Our companies have met or exceeded the solvency margins and ratios applicable to them under relevant laws and regulations as at December 31, 2023.
Group Supervision
The Bermuda Monetary Authority (the “BMA”) acts as the group supervisor of the Aspen Group and has named Aspen Bermuda as the designated insurer. The Insurance Act 1978, as amended (the “Insurance Act”) and related group supervision regulations (collectively the “Group Supervision Regime”) set out provisions regarding group supervision and the responsibilities of the designated insurer. The Group Supervision Regime is in addition to the regulation of the Operating Subsidiaries in their local jurisdictions.
As the group supervisor, the BMA performs a number of functions including: (i) coordinating the gathering and dissemination of relevant or essential information for going concern or emergency situations, including the dissemination of information which is of importance for the supervisory task of other competent authorities; (ii) carrying out supervisory reviews and assessments of the insurance group; (iii) carrying out assessments of the Aspen Group’s compliance with the rules on solvency, risk concentration, intra-group transactions and good governance procedures; (iv) planning and coordinating through regular meetings held at least annually (or by other appropriate means) with other competent authorities, supervisory activities in respect of the insurance group, both as a going concern and in emergency situations; (v) coordinating enforcement actions that may need to be taken against the insurance group or any of its members; and (vi) planning and coordinating meetings of colleges of supervisors in order to facilitate the carrying out of the functions described above. As the designated insurer, Aspen Bermuda is required to facilitate and maintain compliance by the Aspen Group with the Insurance Act and the Group Supervision Regime.
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

In addition, every insurance group must maintain available statutory capital and surplus in an amount equal to or exceeding its Enhanced Capital Requirement (“ECR”). The ECR is determined either by reference to the BSCR model or an approved internal capital model. The Aspen Group currently relies on the BSCR model to establish its ECR. The BMA also expects insurance groups to operate at or above a group Target Capital Level (“TCL”), which the BMA has set at 120% of the group ECR. The Aspen Group holds capital in excess of its TCL as at December 31, 2023. While an insurance group is not currently required to maintain its statutory capital and surplus at this level, the TCL serves as an early warning tool for the BMA and failure to maintain statutory capital at least equal to the TCL will result in additional reporting requirements and enhanced regulatory monitoring, as well as the submission of a remediation plan to restore capital above the TCL.
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
Enhanced Capital Requirements. Similar to the Group requirements, in order to minimize the risk of a shortfall in capital arising from an unexpected adverse deviation, the BMA expects Class 4 insurers such as Aspen Bermuda to maintain a TCL equal to 120% of its ECR. As at December 31, 2023, Aspen Bermuda holds capital in excess of its TCL.
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
Where the shares of a registered insurer or special purpose insurer, or the shares of its parent company, are traded on a recognized stock exchange (as is the case for Aspen Bermuda and Peregrine), and a person becomes, or ceases to be, a 10%, 20%, 33%, or 50% shareholder controller of the insurer, that shareholder shall, within 45 days, notify the BMA in writing that such shareholder has become, or as a result of a disposition ceased to be, a shareholder controller of any such category. Accordingly, Aspen Bermuda and Peregrine must notify the BMA in writing if any person becomes, or ceases to be, a 10%, 20%, 33%, or 50% shareholder controller within 45 days of the acquisition or disposition.

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

Segregated Account Companies. Peregrine is also registered as a segregated accounts company under the Segregated Accounts Companies Act 2000, as amended. As a segregated accounts company, Peregrine is required to segregate the assets and liabilities linked to their respective segregated accounts from the assets and liabilities linked to their other respective segregated accounts and from their general account assets and liabilities. The segregated account representative of a segregated accounts company has the duty to inform the Registrar of Companies in relation to solvency matters and non-compliance, where applicable.
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
Amendments to insurance code of conduct
In August 2022, the BMA published various revisions to the Insurance Code of Conduct (the "Code"), which became effective on September 1, 2022. Aspen Group and Aspen Bermuda have been required to be compliant with the bulk of the amended Code since September 1, 2023. These revisions are intended to ensure that the Code remains aligned with international standards and able to address emerging issues. Overall, the amendments aim to improve and enhance the Code and its application, while at the same time, incorporating various housekeeping changes intended to simplify the document.
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
Privacy & Cybersecurity Laws

PIPA regulates how any individual, entity or public authority may use personal information. PIPA reflects a set of internationally accepted privacy principles and good business practices for the use of personal information. Although PIPA was passed on July 27, 2016, the sections that are currently in effect are limited to those that relate to the establishment and appointment of the Privacy commissioner (“Privacy Commissioner”), the hiring of the Privacy Commissioner’s staff, and the general authority of the Privacy Commissioner to inform the public about PIPA. Following the Privacy Commissioner’s appointment, effective January 20, 2020, the PIPA Commissioner's office has begun communications with the public and stakeholders regarding full implementation of PIPA. On October 30, 2020 the Privacy Commissioner issued guidance regarding privacy safeguarding of personal information by public companies, however, PIPA’s remaining provisions have not been fully implemented and regulations under PIPA have not yet been provided. The Privacy Commissioner has recommended that organizations in Bermuda start to conduct data due-diligence across their existing business lines as a first stage towards PIPA compliance. The remaining provisions of PIPA will be brought into full effect on January 1, 2025.
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
In November 2021, the board of directors of Aspen Bermuda approved a cyber risk policy. The board of directors of Aspen Bermuda must review and approve such policy on at least an annual basis, and reaffirmed its adoption of the cyber risk policy in November 2023. The BMA will assess a registrant’s compliance with the Cyber Risk Code in a proportionate manner relative to the nature, scale and complexity of its business. While it is acknowledged that some registrants will use a third party to provide technology services and that they may outsource their IT resources (for example, to an insurance manager where applicable), when so outsourced, the overall responsibility for the outsourced functions will remain with the registrant’s board of directors. Failure to comply with the requirements of the Cyber Risk Code will be taken into account by the BMA in determining whether a registrant is conducting its business in a sound and prudent manner as prescribed by the Insurance Act and may result in the BMA exercising its powers of intervention and investigation.
Management of Climate Change Risks
On March 9, 2023, the BMA published Guidance Notes on Management of Climate Change Risks for Commercial Insurers (the "Climate Guidance Notes"). The Climate Guidance Notes apply to the Aspen Group and Aspen Bermuda and outline the BMA’s expectations regarding management and reporting of climate change risks. The Climate Guidance Notes focus on corporate governance and risk management practices for climate risk in the context of environmental, social and governance risks of insurance business.
Although the Climate Guidance Notes focus on how climate change impacts risks that are transferred to insurers (i.e., ‘single materiality’), the BMA expects insurers to also specifically consider their own external impact on climate change (i.e., ‘double materiality’) as it may also revert back and affect in short, mid or long-term their own financial performance, reputation and operations and, by extension, the financial soundness of the sector as a whole.
The Climate Guidance Notes seek to take into account the diversity of insurers in the market. While it targets minimum standards the BMA expects insurers to embed into their operations, the BMA's expectations continue to be based on the principle of proportionality. Therefore, the application to the Aspen Group and Aspen Bermuda will be dependent on the nature of our operations and the scale, complexity and risk profile of our insurance business.
Additionally on September 27, 2023, the BMA published a Discussion Paper - Disclosure of Climate Change Risks for Commercial Insurers (“Climate Change Disclosures”) outlining the BMA’s proposal for insurers to publicly disclose their climate risk exposure, mitigation and monitoring activities, on an annual basis. Aligned to the Task Force on Climate-Related Disclosures (“TCFD”) framework, the proposed Climate Change Disclosures focus on four pillars: governance, strategy, risk management and metrics and targets and would require Aspen Group to comply within the financial reporting year ended December 31, 2024 and Aspen Bermuda within the year ended December 31, 2025.
Depending on future developments in this area, the BMA may seek to incorporate elements from the International Sustainability Standards Board’s (“ISSB”) first two IFRS Sustainability Disclosure Standards, IFRS S1 General Requirements for Disclosure of Sustainability-related Financial Information and IFRS S2 Climate-related Disclosures. The ISSB standards may be sought at the forthcoming consultation paper stage, noting that in 2024, ISSB will succeed the monitoring of companies’ progress on climate-related disclosures from TCFD.
U.K. and E.U. Regulation
General. The financial services industry in the United Kingdom is currently regulated by the U.K.’s Financial Conduct Authority (“FCA”) and the Prudential Regulation Authority (“PRA”) (collectively, the “U.K. Regulators”). Aspen UK is authorized by the PRA to effect and carry out (re)insurance contracts in the United Kingdom in classes of general (non-life) business and is regulated by both the PRA with respect to prudential matters and by the FCA with respect to the conduct of its business. AMAL is authorized by the PRA and regulated by the PRA with respect to prudential matters and the FCA with respect to the conduct of its business. AMAL is also subject to regulation and direction from Lloyd’s. For more information see “—Lloyd’s Regulation” below.
The primary statutory objectives of the PRA in relation to its supervision of insurers and managing agents are: (1) to promote their safety and soundness; and (2) to contribute to the securing of an appropriate degree of protection for policyholders or those who may become policyholders. The PRA also has secondary objectives to facilitate: (i) effective competition in the markets for services provided by PRA-authorized firms, and (ii) subject to aligning with relevant international standards, the international competitiveness of the economy of the U.K. and its growth in the medium to long term. Further, the FCA has a general objective to secure an appropriate degree of protection for consumers, along with the further general objectives to protect and enhance the integrity of the U.K. financial system and to promote effective competition for the benefit of consumers, as well as a similar international competitiveness and growth objective. The U.K. Regulators have extensive powers to intervene in the affairs of insurance businesses and insurance mediation activities that they regulate and to monitor compliance with their objectives. Their enforcement tools include: (i) amending (including by imposing restrictions on) or withdrawing a firm’s authorization; (ii) prohibiting, restricting or suspending firms or individuals from carrying on or undertaking regulated activities; and (iii) publicly censuring and warning, fining or requiring compensation from firms and individuals who breach their rules.
U.K. authorized insurers and managing agents must comply with the PRA’s requirements (as set out in the PRA Rulebook) and insurers, managing agents and insurance intermediaries must comply with the FCA’s requirements (as set out in the FCA Handbook), which include the PRA’s Fundamental Rules and the FCA’s Principles for Businesses. In particular, under both Fundamental Rule 7 and Principle 11, firms must deal with the U.K. Regulators in an open and cooperative way, and must disclose to the U.K. Regulators anything of which they would reasonably expect notice. Such notifications may include where the firm has reason to believe that it has materially failed to comply with any requirement or if a senior manager is involved in any prohibited activity. U.K. authorized insurers, managing agents and insurance intermediaries must also adhere to a wide range of U.K. insurance legislation. The most notable of such legislation is the FSMA, which includes the requirements for becoming authorized to conduct regulated insurance activities, regulated and prohibited activities of an insurance company and an insurance intermediary, the approval process for the acquisition or disposal of control of insurance companies and insurance intermediaries, rules on financial promotions, transfers of insurance portfolios and market abuse provisions. This is complemented by a range of statutory instruments on certain subjects, for example, the authorization or exemption process. Legislation based on U.K. Solvency II is also relevant (as described in more detail under “—Solvency Requirements” below). In addition, U.K. companies carrying out insurance activities must comply with general legislation, such as the U.K. Companies Act 2006.
The FCA’s Insurance: Conduct of Business Sourcebook of the FCA Handbook (“ICOBS”) outlines high-level standards that apply to all non-investment insurance product sales such as that of Aspen UK and AMAL from an establishment in the United Kingdom and regulates the standard of day-to-day conduct of business. The overall aim of ICOBS is to ensure that customers within its scope are treated fairly, products and services provide fair price and fair value and to provide customers with clear, fair information when insurance policies are sold.
ICOBS applies to business with retail customers, which means it will not apply to “contracts of large risk” sold to commercial customers or other contracts of large risk where the risk is located outside the United Kingdom. Nor does it apply to activities connected to the distribution of group insurance policies or the extension of these policies to new members. ICOBS therefore applies to a broad range of “non-large risk” commercial business as well as to consumers.
A new “consumer duty” was set out by the FCA’s policy statement published in July 2022 which aims to have a material impact on how financial services companies including insurance companies, managing agents and insurance intermediaries interact with retail customers and set higher standards of care to retail customers over the lifecycle of their products. The rules build on existing product governance and pricing rules and require in-scope companies to define, monitor and evidence how the business models, actions and culture are delivering good customer outcomes in the four areas of products and services, price and value, consumer understanding and consumer support. The consumer duty applies to broadly the same types of customers as ICOBS, and non-large commercial customers as well as consumers. Firms were required to have implemented the consumer duty from July 31, 2023 for new and existing products and services that are open to sale or renewal and will have until July 31, 2024 to apply to those held in closed books.
The FCA has indicated that it will use its supervisory tools to compel the delivery of better outcomes for consumers. The U.K. general insurance market has already seen significant interventions in relation to specific products and business lines where the FCA believes retail customers are not receiving fair value and/or that commissions levels received by distributors cannot be justified by the services they provide.
Aspen UK, AMAL, and Aspen UK Syndicate Services Limited (“AUKSSL”) are subject to the FCA’s consumer duty rules. In preparation for the introduction of the new rules, an implementation plan was developed with reference to the four consumer duty outcomes: products and services; prices and value; customer understanding; and customer support. A number of activities were undertaken in order to ensure compliance with the consumer duty rules which included enhancements to governance, management information and reporting, product governance arrangements, delegated underwriting arrangements (including the binding authority agreements entered into with managing general agents) and the appointment of a board-level consumer duty champion for each of the regulated entities.
All persons who effectively run the insurance undertakings, managing agents and insurance intermediaries or have other key functions must at all times be fit and proper and notified to the PRA/FCA and Lloyd’s (where applicable). The U.K.’s framework for ensuring the standards of such persons is the Senior Managers and Certification Regime (“SM&CR”). The SM&CR consists of three parts: the Senior Managers Regime, the Certification Regime and the Conduct Rules. The application of SM&CR depends on the individual’s role and level of seniority in a business.
The FCA and PRA have published a joint discussion paper (DP23/3 and DP1/23) on the review of the SM&CR. The discussion paper considers the effectiveness, scope, and proportionality of the regulatory regime and aims to identify ways to improve the regime to help it work better for firms and regulators. His Majesty’s Treasury (the “HM Treasury”) has, in parallel, launched a Call for Evidence and is also seeking feedback on the SM&CR. The PRA and FCA are considering the responses and continuing to work together with HM Treasury to decide next steps (which may result in changes to the SM&CR).

Change of Control
Under FSMA, the prior approval from the PRA and/or FCA is required before any person or entity, together with its associates, acquires “control” of or increases its control over a regulated company, or over the parent undertaking of a regulated company. In relation to Aspen UK and AMAL (which is an authorized insurer and managing agent respectively), in summary, a “controller” is defined for these purposes as a person who holds (either alone or in concert with others) 10% or more of the shares or voting power in the relevant regulated entity or its parent undertaking, or holds significant influence over the management of such regulated entity by virtue of their shareholding or voting power. Thereafter, the prior approval of the PRA and/or FCA is required if any person or entity (or two or more persons acting in concert) proposes to acquire shares or voting power in a regulated entity or the parent undertaking of a regulated entity, such that they cross one of the following shareholding or voting power thresholds: (i) 20% or more but less than 30%; (ii) 30% or more but less than 50%; or (iii) 50% or more. In relation to AUKSSL (which is an authorized insurance intermediary), the test for control is the same, however, there is only one relevant threshold of 20% or more.
Similar to PRA and/or FCA approval, an entity seeking to acquire “control” of or increase its control over AMAL is required to obtain Lloyd’s prior consent (and the same thresholds noted above apply in this context). Any entity seeking to acquire “control” of or increase its control over AUL is required to obtain Lloyd’s prior consent (again, the same thresholds noted above apply in this context).
Controllers must notify the PRA and/or FCA, and/or Lloyd’s (as applicable) in writing of a reduction or cessation of control before effecting the change, although regulatory approval is not required.
Brexit Transition Update
Prior to the United Kingdom’s decision to withdraw from the E.U. customs union and single market, an insurance company or insurance intermediary with authorization to write insurance business in the United Kingdom could provide cross-border services in other member states of the EEA subject to having notified the appropriate EEA host state regulator via the PRA/FCA prior to commencement of the provision of services and the appropriate EEA host state regulator not having good reason to refuse consent. Aspen UK had notified the Financial Services Authority (the PRA/FCA’s predecessor) of its intention to write insurance and reinsurance business in all other EEA member states. As a result, prior to Brexit, Aspen UK was licensed to write insurance business under the “freedom of services” within all EEA member states (freedom of services and freedom of establishment rights together, “Passporting Rights”). Also prior to Brexit, as a general insurer, Aspen UK was also able to carry out reinsurance business on a cross-border services basis across the EEA.

As a result of Brexit concluding on December 31, 2020, Aspen UK lost its EEA financial services Passporting Rights. However, AMAL continues to be able to access the EEA market through Lloyd’s Insurance Company. Lloyd’s Insurance Company commenced underwriting all non-life risks from non-U.K. EEA countries from January 1, 2019. Our business written through Lloyd’s Insurance Company is 100% reinsured by Syndicate 4711.
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
Sweden is the only jurisdiction where the regulator objected to Aspen UK’s request, where it has live policies and claims outstanding. Action (including novation) is being taken and further options evaluated to ensure that valid claims on Swedish policies can be settled. Aspen UK has taken steps to ensure compliance with all post-Brexit local regulatory requirements, including those relating to transitional arrangements, particularly where these are limited in time. The temporary transition regimes in Denmark, Spain and The Netherlands expired on December 31, 2021, December 31, 2022 and March 17, 2023, respectively; Aspen UK took steps to seek to ensure that all policies were to have expired and claims where it is the lead insurer settled prior to these dates (a Spanish claim in litigation continues). Following the March 17, 2023 deadline in The Netherlands, however, we were subsequently made aware that the novation of one coverholder risk had not in fact completed before the deadline; this has been reported to DNB (the Dutch regulator). We were informed on July 28, 2023 that the matter had been referred to the DNB’s enforcement team, but as of March 13, 2024, the DNB have taken no further action. Cancellation and re-writing of the risk onto Lloyd’s Insurance Company with a March 17, 2023 effective date was completed to resolve the situation, and the DNB so informed. Aspen UK has further updated the DNB as to the small number of outstanding claims where Aspen UK is a follow insurer and not a decision-making party.

For more information on the uncertainty surrounding the implementation and effect of Brexit, refer to Item 3D, “Risk Factors - Regulatory Risks - The United Kingdom’s withdrawal from the European Union has had, and may continue to have, an adverse impact on our business, results of operations and financial condition”.
Solvency Requirements. Aspen UK and AMAL (by virtue of being a managing agent at Lloyd’s) are required to meet economic risk-based solvency requirements that were originally set out by the E.U. directive covering the capital adequacy, risk management and regulatory reporting for insurers (the “Solvency II Directive”). The Solvency II Directive, together with European Commission delegated and implementing acts and guidance issued by the European Insurance and Occupational Pensions Authority (“EIOPA”), has been adopted by the PRA in the United Kingdom and sets out classification and eligibility requirements, including the features which capital must display in order to qualify as regulatory capital.
Despite the Brexit transitional period coming to an end, the European Union (Withdrawal) Act 2018, as amended, has retained all directly applicable direct E.U. legislation into domestic U.K. law (legislation which applied directly in the United Kingdom before 11:00 pm on December 31, 2020) and preserved the U.K. transposition of E.U. directives at that point, thus ensuring the continuing application of the regulatory framework brought about by the Solvency II Directive under the U.K.’s financial services regulatory regime (the “U.K. Solvency II”).

In June 2023, the Financial Services and Markets Act 2023 (“FSMA 2023”) received royal assent. FSMA 2023 provides a framework for the revocation of retained E.U. law in financial services (including U.K. Solvency II) and its replacement with corresponding regulators’ rules (in the case of Solvency II, mainly in the PRA’s Rulebook). Since the transition period, the U.K. Solvency II has been subject to a major review in its application in the United Kingdom, corresponding with a parallel review in the European Union (known as the 2020 review).

Following the release of HM Treasury’s consultation paper in April 2022, it published its response in November 2022 which sets out the U.K. Government’s final reform package on the Solvency II framework in the United Kingdom. An additional PRA policy statement on “Review of Solvency II: Adapting to the UK insurance market” (PS2/24) also came out in February 2024 providing the PRA’s feedback to responses received to an earlier June consultation paper. Significant changes to be introduced by these reforms included the reduction in risk margin by 30% for non-life insurers and the proposal to remove branch capital requirements. This will benefit branches of foreign insurers based in the United Kingdom immediately upon implementation, as well as reduce barriers for foreign insurers wishing to establish a U.K. branch in the future. The U.K. Government has also decided to introduce a new mobilization scheme for insurers which would create an optional stage in a prospective insurer’s entry to the market, including adjusted entry requirements such as a lower capital floor, lower expectations for key personnel and governance structures, and exemptions from certain reporting requirements. This should help start-up firms to: (i) raise the capital they need for authorization and market entry; and (ii) boost competition in the sector; and support firms to launch new innovative products. The U.K. Government has also decided to increase the thresholds for the size and complexity of insurers before U.K. Solvency II applies to £25 million in annual gross written premiums and to £50 million in gross technical provisions.

In June 2023, HM Treasury published draft legislation focusing on changes to the risk margin and the PRA issued the first of two consultations (the second was published at the end of September 2023) covering reform proposals for insurers. The Insurance and Reinsurance Undertakings (Prudential Requirements) Regulations 2023 came into force on December 31, 2023 and modified the current risk margin calculation. It is expected that the reforms forming part of “Solvency UK” will be in place by the end of 2024.
In January 2022, the U.K. Parliament, via its Industry and Regulators Committee, launched an inquiry and with it a ‘Call for Evidence’ into the U.K. insurance and reinsurance industry and, specifically, into the regulation of the London market, the U.K.’s market for commercial and wholesale specialty risks. The purpose of the inquiry was to “explore the extent to which regulatory policy is well-designed and proportionately applied and the possibilities for optimizing policy following Brexit.” The inquiry will further consider the roles of the current regulators, such as the FCA and the Bank of England, as well as the appropriateness of regulation. Following its inquiry, the Industry and Regulators Committee wrote to the then Economic Secretary to the Treasury, John Glen MP, outlining industry concerns regarding the lack of proportionality in the regulation of the London Market by the PRA and FCA, which was described as overly burdensome and demanding. The Industry and Regulators Committee explained industry concerns that an overly inflexible culture within the regulators may inhibit new forms of business within the U.K. commercial re(insurance) industry, proposing that the government’s secondary objective of growth and competitiveness needs to be reinforced with clear criteria and appropriate performance measures for the regulators to report on. The result of these reviews by the U.K. Government may have an impact on whether the U.K. is granted Solvency II equivalence status by the European Union in any of the three areas to which equivalence applies.
Aspen UK is required to maintain a minimum margin of solvency (known as “own funds”) equivalent to their Solvency Capital Requirements (“SCR”) at all times, the calculation of which depends on the type and amount of insurance business written as well as reserve, credit, market and operational risks. To cover similar risks, AUL is required to maintain funding equivalent to its Lloyd’s Economic Capital Assessment (ECA) which is valued by reference to the syndicates’ SCRs. The financial resources maintained in support of the SCR must be adequate, both as to amount and quality, to ensure that there is no significant risk that an entity’s liabilities cannot be met as they fall due. If the PRA with respect to Aspen UK or Lloyd’s with respect to AMAL, considers that there are insufficient capital resources, it can impose additional requirements in relation to the amount and quality of the resources it considers necessary. Any failure to comply with such requirements introduced by regulators can result in intervention by regulators or the imposition of sanctions, which could have an adverse effect on Aspen UK’s and/or Aspen Lloyd’s results and financial position.
The SCR is calculated by an approved internal capital model or by a standard formula prescribed by U.K. Solvency II. Aspen UK has received approval from the PRA, and AMAL has received approval from Lloyd’s, to use an agreed internal model to calculate their respective SCR (the “Internal Model”). Aspen UK and AMAL are required to ensure that the Internal Model operates properly on a continuous basis and that it continues to comply with the “Solvency Capital Requirements - Internal Models” provisions as set out in the PRA Rulebook and U.K. Solvency II, and, with respect to AMAL, within the Lloyd’s regulatory framework, including the principles for doing business at Lloyd’s. If Aspen UK fails to comply with these requirements, the PRA may revoke its approval for Aspen UK to use the Internal Model. In addition, failure to adequately capture areas of risk (including as may be identified in the Own Risk and Solvency Assessment (“ORSA”)) in the calculation of the SCR may result in the PRA applying a capital add-on to the SCR calculated by the Internal Model. Aspen UK must also maintain the ability to calculate its SCR using the Standard Formula as prescribed by U.K. Solvency II.

Solvency II Regime Reports and Returns. Aspen UK is required to submit quarterly and annual filings with the PRA including an annual Solvency and Financial Condition Report (“SFCR”), which must be posted on Aspen’s website. Aspen UK must submit an annual ORSA to the PRA and AMAL must submit an ORSA policy at an agent level to Lloyd’s and an ORSA report (covering the syndicate under management) to Lloyd’s. The ORSA report is produced annually and provides a summary of all the activity and processes during the preceding year to assess and report on risks and ensure that our overall solvency needs are met at all times, and which will include a forward-looking assessment. It also explains the linkages between business strategy, business planning and capital and risk management processes. Further, Aspen UK and AMAL may need to perform an additional ORSA and submit the corresponding ORSA report to the PRA and/or Lloyd’s, following any significant change in its risk profile. In 2021, the PRA granted Aspen UK a waiver for five years absolving it from the requirement to produce certain regulatory returns at the U.K.-sub-group level due to Aspen Bermuda being subject to equivalent group supervision.

Material Outsourcing Requirements

Under U.K. insurance regulation, an outsourcing arrangement is material if it is of such importance that weakness, or failure, of the service provider would cast serious doubt upon the firm’s continuing satisfaction of the U.K. Regulators’ threshold conditions for authorization and their Fundamental Rules/Principles. The U.K. Regulators require insurers and managing agents to apply adequate governance and controls in respect of material outsourcing agreements.
The most prominent “material outsourcing” rules that apply to Aspen UK and AMAL are set out in the PRA’s recent supervisory statements, “Outsourcing and third party risk management” (SS2/21) and “Operational resilience: Impact tolerances for important business services” (SS1/21). Aspen UK and AMAL are also subject to a number of related rules that derive from U.K. Solvency II.
Pursuant to these rules, certain rights pertaining to Aspen UK and AMAL must be included in any material outsourcing agreements, including: (i) the right for Aspen UK and AMAL to receive information from the service provider about the performance of the services; (ii) the right for Aspen UK and AMAL to instruct the service provider in respect of these functions; and (iii) the right for Aspen UK and AMAL, their external auditors and the U.K. Regulators to audit the service provider. See “Material Contracts and Related Party Transactions.” Aspen UK and AMAL are also required to notify the U.K. Regulators of any new material outsourcing arrangement or material amendments to current material outsourcing agreements and obtain their “non-objection” in relation to them before they can be executed or be materially amended by the parties.
Aspen UK and AMAL must ensure that its board of directors and senior management set appropriate risk management policies, systems and controls in respect of Aspen UK and AMAL’s outsourcing and third-party arrangements and must ensure that they are properly carried out. In particular, these individuals should receive clear, consistent, robust and timely management information relating to each service provider’s performance which will enable them to effectively oversee these activities and provide challenge in relation to them. If a service provider does not adhere to predetermined performance standards, Aspen UK and AMAL must be able to implement effective remediation procedures or exit strategies.

Aspen UK and AMAL must also ensure that its systems and controls specifically identify and prioritize “important business services,” and consider and monitor whether it has dedicated appropriate resources to ensure that it has sufficient operational resilience in the event of any potential material disruption to the services provider (for example, by preparing and maintaining a business continuity or disaster recovery plan covering such circumstances).
Restrictions on Dividend Payments.  The company law of England and Wales prohibits English companies, including Aspen UK, AMAL, AUL and AUKSSL, from declaring dividends to their shareholders unless they have profits available for distribution. The determination of whether a company has profits available for distribution is based on its accumulated realized profits and other distributable reserves less its accumulated realized losses. While the U.K. insurance regulatory rules impose no general restrictions on a general insurer’s ability to declare a dividend, the PRA’s rules require each authorized insurance company within its jurisdiction to maintain its solvency margin at all times, and any action to declare or pay a dividend in breach of SCR without a PRA waiver may result in the firm’s shares being rendered ineligible for Tier 1 treatment. Accordingly, Aspen UK, Aspen Lloyd’s (acting through AMAL), AUL and AUKSSL may not pay a dividend if the payment of such dividend would result in their SCR coverage ratio falling below certain levels. In addition, any future changes regarding regulatory requirements, including those described above, may restrict the ability of Aspen UK, AMAL, AUL and AUKSSL to pay dividends in the future.

ESG

ESG continues to be an area of focus among our global regulatory authorities including but not limited to the PRA, FCA, Lloyd’s and BMA. The regulators have indicated that ESG will remain a supervisory priority and firms are required to comply with existing and emerging ESG-related requirements. Existing environmental regulations such as the PRA’s supervisory statement SS3/19 “Enhancing banks’ and insurers’ approaches to managing the financial risks from climate change” require Aspen UK and AMAL to: (i) fully embed consideration of climate-related risks into its governance arrangements; incorporate climate-related financial risks into existing risk management practices; (ii) utilize scenario analysis to inform strategy setting, risk assessment and risk identification; and (iii) develop and maintain an appropriate approach to the disclosure of climate-related financial risks. Aspen UK and AMAL are also required to allocate responsibility for managing climate-related risk to a senior manager under SM&CR. Similar climate-related regulations exist for Aspen Group and Aspen Bermuda under the BMA’s Climate Change Guidance Notes.

In October 2021, Lloyd’s published their Guidance for managing agents (such as AMAL) on best practices for establishing an ESG strategy and framework. The Guidance focuses on integrating ESG within business planning and operations, engagement with the value chain, and policies and conditions.

On November 28, 2023, the FCA published Policy Statement 23/16 on sustainability disclosure requirements and investment labels regime. The FCA is, among other things, introducing a general ‘anti‑greenwashing’ rule, which will be applicable to Aspen UK and AMAL, to clarify that sustainability-related claims must be clear, fair and not misleading. The general ‘anti-greenwashing’ rule comes into force on May 31, 2024 and the FCA is also consulting on new guidance on the expectations for FCA authorized firms subject to the general ‘anti-greenwashing rule’ which will take effect at the same time.

In September 2023, the PRA and FCA issued a joint consultation paper (CP18/23 and CP23/20) on diversity and inclusion applicable to Aspen UK and AMAL. Among other requirements, the PRA and FCA are seeking to require firms to: (i) develop a diversity and inclusion strategy; (ii) set out how the firm will meet its objectives and goals; (iii) collect, report and disclose certain data; and (iv) set targets to address under representation. For further information refer to “Risk Factors—Risks Related to Our Business—Strategic Risks—Increasing scrutiny and evolving expectations from investors, customers, regulators, policymakers and other stakeholders regarding environmental, social and governance matters may adversely affect our reputation or otherwise adversely impact our business and results of operations.”
Brexit and the U.K. GDPR. Following the United Kingdom’s departure from the European Union, commonly referred to as Brexit, the European Union General Data Protection Regulation’s (the “E.U. GDPR”) data protection obligations continue to apply to the United Kingdom in substantially unvaried form under the so called “U.K. GDPR”. The U.K. GDPR exists alongside the U.K. Data Protection Act 2018 which implements certain derogations in the U.K. GDPR into U.K. law. Under the U.K. GDPR, companies not established in the U.K. but who process personal data (i.e., information which identifies or from which an individual is identifiable) in relation to the offering of goods or services to individuals in the U.K., or to monitor their behavior will be subject to the U.K. GDPR and will be required to appoint a data protection representative in the U.K., provided certain exceptions are not met. Otherwise, the requirements of the U.K. GDPR are virtually identical to those of the E.U. GDPR and as such, may lead to similar compliance and operational costs. For information on E.U. GDPR and U.K. GDPR, refer also to Item 3, “Risk Factors — Other Operational Risks — Evolving privacy and data security regulations could expose our business to reputational harm and cause losses.”

In addition, Brexit has implications for transfers of personal data between the UK and the EEA and vice versa. Transfers of personal data from the UK to the EEA and vice versa are unrestricted and do not require additional safeguards since the EU has formally declared the UK’s data protection regime as “adequate” and similarly the UK has formally approved the adequacy of the EU. As a result, transfers of personal data from the EEA to the UK, and vice versa, remain unrestricted and do not require any additional safeguards. The duration of the current adequacy decision will expire on June 27, 2025, at which point the European Commission can decide whether to extend the adequacy decision for a further period up to a maximum of another four years.
EU Privacy Laws and Regulations. The UK GDPR and the EU GDPR (together referred to as the “GDPR”) impose comprehensive data privacy compliance obligations in relation to our collection, processing, sharing, disclosure, transfer and other use of personal data including a principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audits.
In addition, some of the personal data we process in respect to individual customers, policy holders or beneficiaries is special category or sensitive personal data under the GDPR, and subject to additional compliance obligations and to local law derogations. We may be subject to diverging requirements under E.U. member state laws and U.K. law, such as whether consent can be used as the legal basis for processing. As these laws develop, we may need to make operational changes to adapt to these diverging rules, which could increase our costs and adversely affect our business.
Failure to comply with the GDPR could result in penalties for noncompliance. Since we are subject to the supervision of relevant data protection authorities under both the E.U. GDPR and the U.K. GDPR, we could be fined under each of those regimes independently in respect of the same breach. Penalties for certain breaches are up to the greater of EUR 20 million/GBP 17.5 million or 4% of our global annual turnover. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease/change our data processing activities, enforcement notices, assessment notices (for a compulsory audit) and/or civil claims (including class actions).
The GDPR regulates cross-border transfers of personal data out of the EEA/UK . Case law from the Court of Justice of the European Union (“CJEU”) states that reliance on the standard contractual clauses – a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism – alone may not necessarily be sufficient in all circumstances, and that transfers must be assessed on a case-by-case basis. On October 7, 2022, President Biden signed an Executive Order on ‘Enhancing Safeguards for United States Intelligence Activities’ which introduced new redress mechanisms and binding safeguards to address the concerns raised by the CJEU in relation to data transfers from the EEA to the United States and which formed the basis of the new E.U.-U.S. Data Privacy Framework (“DPF”), as released on December 13, 2022. The European Commission adopted its adequacy decision in relation to the DPF on July 10, 2023, rendering the DPF effective as an E.U. GDPR transfer mechanism to U.S. entities self-certified under the DPF. On October 12, 2023, the U.K. Extension to the DPF came into effect (as approved by the U.K. Government) as a U.K. GDPR data transfer mechanism to U.S. entities self-certified under the U.K. Extension to the DPF. We currently rely on the E.U. standard contractual clauses and the U.K. Addendum to the EU standard contractual clauses and the U.K. International Data Transfer Agreement, as relevant, to transfer personal data outside the EEA and the U.K. with respect to both intragroup and third party transfers. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. In particular, we expect the DPF adequacy decision to be challenged and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by EU regulators. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, we could suffer additional costs, complaints and/or regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes; we will have to implement revised standard contractual clauses for existing intragroup, customer and vendor arrangements within required time frames; and/or it could otherwise affect the manner in which we provide our services, and could adversely affect our business, operations and financial condition.
EU / UK AI Laws and Regulations. The EU has developed a standalone law to govern the offering and use of AI systems in the EU (the “AI Act”) which reached political agreement on 8 December 2023 and is expected to be adopted and enter into force during the first half of 2024. The AI Act imposes regulatory requirements onto AI system providers, importers, distributors, and deployers, in accordance with the level of risk involved with the AI system (“unacceptable”, “high”, “limited”, and “minimal” risk). In the most recent iteration of the AI Act’s text, general-purpose AI systems have also been made subject to a number of requirements – mostly akin to the requirements that apply to high-risk AI systems under the AI Act.
Currently, the AI Act is expected to become enforceable in a gradual manner – depending on the regulatory requirement in question, and ranging anywhere from 6 to 36 months following adoption and entry into force of the AI. Non-compliance with the AI Act may be subject to regulatory fines of up to 7% of annual worldwide turnover or €35 million. In parallel, the EU has proposed revisions to the EU Product Liability Directive and has introduced a new EU AI Liability Directive to facilitate claims for damages brought by EU users of AI systems.
The UK has adopted a “soft law” approach to AI regulation meaning it has not adopted formal legislation to regulate AI but has adopted soft law guidelines in the form of a White Paper published on 29 March 2023. The UK intends to develop a sector-specific, principle-centered approach to AI regulation, with the relevant regulators for a particular sector (e.g., UK’s FCA and PRA) being responsible for issuing guidance and taking enforcement action.

We are assessing the scope of application, impact, and risk of these AI developments in the EU and the UK on our business and will continue to assess this moving forward. Compliance with these new AI laws and regulations may require substantial amendments to our procedures and policies and the changes could adversely impact our business by increasing operational and compliance costs or impact business practices. Further, there is a risk that the amended policies and procedures will not be implemented correctly or that individuals within the business will not be fully compliant with the new procedures. If there are breaches of these measures, we could face significant litigation, government investigations, administrative and monetary sanctions as well as, reputational damage which may have a material adverse effect on our operations, financial condition and prospects.
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
Aspen UK has a reinsurance branch in Singapore that is regulated by the MAS and pursuant to The Insurance Act of Singapore and by ACRA as a foreign company in Singapore. Action was taken in 2021 to transition the business currently written through our Aspen UK Singapore branch to the Aspen Bermuda branch in Singapore and it is no longer binding new business.
AMAL set up a subsidiary company, Aspen Singapore Pte. Ltd. (“ASPL”), to access insurance business in Singapore and regulatory approval for ASPL to act as an intermediary was received from MAS in 2015. ASPL was incorporated by ACRA in 2015 as a local company regulated by the Companies Act of Singapore. ASPL went into run-off in September 2021, and was subsequently de-authorized on a voluntary basis with effect from August 31, 2023 in accordance with local regulatory requirements. Work is now proceeding towards the corporate dissolution of ASPL, which is anticipated to take effect in the first half of 2024.
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

Australia
Aspen UK established an Australian branch in 2008 whose activities are regulated by the Australian Prudential Regulation Authority (“APRA”). Aspen UK is also registered by the Australian Securities and Investments Commission as a foreign company in Australia under the Corporations Act of Australia 2001. Aspen UK’s Australia branch ceased underwriting new or renewal business as at December 31, 2021; Aspen UK intends for it to enter formal run-off under APRA regulation in due course.
In 2021, the Company formed Aspen Australia Service Company Pty Limited (“AASC”), a coverholder which underwrote reinsurance business on behalf of Syndicate 4711 at Lloyd’s. AASC ceased writing new or renewal business in AASC effective as at October 31, 2022. AASC’s physical office in Australia closed as at March 31, 2023 and the Company is reviewing its strategy for the AASC legal entity.
For additional information on our branches, refer to Item 18, Note 21(a) of our consolidated financial statements, “Commitments and Contingent Liabilities - Restricted Assets.”
Other Regulated Firms

Aspen UK Syndicate Services Limited (previously APJ Services Limited) is authorized and regulated by the FCA. AUKSSL is subject to the Insurance Distribution Directive as adopted into U.K. law. HM Treasury has announced its plans to repeal the Insurance Distribution Directive delegated acts and for the requirements of the regulations to be included in the FCA’s Handbook. In response, the FCA has issued a consultation paper (CP23/19) on the future regulatory framework for the Insurance Distribution Directive. The FCA was seeking feedback on its proposals for transferring part of the regulatory requirements on insurance firms from current legislation into its rules. The FCA is currently considering the feedback and will in due course publish its final rules. AUKSSL is subject to ongoing monitoring and annual reporting obligations. Accordingly, AUKSSL is required to submit annual reports to the FCA which provide information relating to their controllers and close links, client money and assets, accounts, market data, product sales data, remuneration data and reporting complaints. These reports are also applicable to Aspen UK and AMAL.
Lloyd’s Regulation
General.  The operations of Syndicate 4711 are subject to regulation and supervision of the PRA, FCA and the Council of Lloyd’s. AMAL is the managing agent for Syndicate 4711 and AUL provides underwriting capacity to Syndicate 4711 and is a Lloyd’s corporate member. The FCA and PRA both regulate insurers, insurance intermediaries and Lloyd’s itself. Lloyd’s establishes its own bylaws and regulations, including requirements made under those bylaws for all managing agents to maintain that they are designed to meet applicable regulatory requirements.
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
Each member of Lloyd’s is required to contribute a percentage of that member’s underwriting capacity for the relevant year of account to the Lloyd’s central fund (the “Central Fund”). If a member of Lloyd’s is unable to pay its debts to policyholders, such debts may be payable by the Central Fund, which in many respects acts as an equivalent to a state guaranty fund in the U.S. If Lloyd’s determines that the Central Fund needs to be increased, it has the power to assess premium levies on current Lloyd’s members. The Council of Lloyd’s has discretion to call or assess up to an additional 5% of a member’s underwriting capacity in any one year as a Central Fund contribution. Our syndicate capacity for the 2024 underwriting year is £1,300.0 million (2023— £1,115.0 million).
Lloyd’s Insurance Company. Lloyd’s Insurance Company is authorized and regulated by the NBB and regulated by the FSMA. Lloyd’s Insurance Company is an authorized insurance company licensed to write non-life risks across the EEA and the United Kingdom and also maintains 19 branches across Europe. The use of Lloyd’s Insurance Company provides AMAL with access to the European market to write non-life insurance risks for, and on behalf of, Syndicate 4711.

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
Jersey Regulation

In 2010, we purchased APJ Asset Protection Jersey Limited (“APJ Jersey”). APJ Jersey is a Jersey registered company, which formerly held a Category B Insurer permit from the Jersey Financial Services Commission (“JFSC”). APJ Jersey ceased underwriting new and renewal business in April 2020 and was placed into run-off in June 2020. APJ Jersey’s last policy expired in May 2022, and its Category B insurer permit from the JFSC was voluntarily revoked as of October 14, 2022, with agreement by the JFSC, confirmation having been received earlier in 2022 from both the JFSC and the UK’s Financial Conduct Authority of no retroactive fees or further action in relation to potential issues with APJ Jersey’s operating model. APJ Jersey will be subject to a summary winding up in accordance with Jersey law, which it is anticipated will be completed by the end of the third quarter of 2024.
Other Matters
In 2017, the European Commission opened an investigation into alleged anti-competitive practices in the aviation insurance segment by Aspen UK and other carriers and brokers in the market, but subsequently confirmed in 2021 that it had discontinued its investigation. A similar investigation was opened by the Competition and Consumer Commission of Singapore (“CCCS”) in early 2021, and Aspen UK provided initial responses to the CCCS. No specific feedback or request for further information has been received since such time and it appears that the matter has been removed from the Singapore public register on enforcement actions and investigations. In addition, a similar investigation was commenced in 2017 by the Brazilian anti-trust regulator, CADE, and, in 2022, formal allegations of anti-competitive practices in this segment have been alleged against Aspen UK and others in the market, including both brokers and carriers. A formal defense has been lodged by Aspen UK but has been rejected by CADE. Aspen UK has also filed expert evidence. We continue to engage with local and onshore counsel to address the questions raised by CADE and progress through the dispute resolution process.
U.S. Regulation

General. Our U.S. operations are subject to extensive governmental regulation and supervision by the states and jurisdictions in which insurance entities operating in the United States are domiciled, licensed and/or eligible to conduct business. AAIC is licensed to write insurance on an admitted basis in all 50 U.S. states, the District of Columbia, Puerto Rico, Guam and the U.S. Virgin Islands. Aspen Specialty is licensed in North Dakota and is eligible to write surplus lines policies in all 50 U.S. states, Puerto Rico and the District of Columbia. Aspen UK and Syndicate 4711 are not licensed to write insurance on an admitted basis in any state in the United States, but are alien insurers eligible to write surplus lines business in all 50 U.S. states, the District of Columbia, Puerto Rico and other U.S. jurisdictions based on their listing in the Quarterly Listing of Alien Insurers of the International Insurers Department (“IID”) of the National Association of Insurance Commissioners (“NAIC”), the organization that works to promote standardization of best practices and assists state insurance regulatory authorities and insurers in the United States by promulgating model insurance laws and regulations for adoption by the states. However, model insurance laws and regulations are only effective when adopted by the states. Pursuant to IID requirements, Aspen UK and Syndicate 4711 have established a U.S. surplus lines trust fund to secure obligations under U.S. surplus lines policies. As of December 31, 2023, Aspen UK’s and Syndicate 4711’s surplus lines trust fund was $126.6 million (December 31, 2022 — $215.1 million).
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
Although the U.S. federal government does not directly regulate the insurance business, federal legislation and administrative policies in several areas can significantly affect the insurance business. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) established the Federal Insurance Office (the “FIO”) within the U.S. Department of the Treasury headed by a Director appointed by the Treasury Secretary. While currently not having a general supervisory or regulatory authority over the business of insurance, the Director of the FIO performs various functions with respect to insurance. The Director of the FIO has also submitted reports to the U.S. Congress on (i) modernization of U.S. insurance regulation (provided in December 2013) and (ii) the U.S. and global reinsurance market (provided in November 2013 and January 2015, respectively). Such reports could ultimately lead to changes in the regulation of insurers and reinsurers in the United States. In addition, AAIC is a certified surety company approved by the U.S. Department of the Treasury and is subject to federal regulations related to Treasury certified sureties.

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
Change of Control. The insurance holding company laws and regulations generally provide that no person, corporation, or other entity may acquire control of a domestic insurance company, or a controlling interest in any parent company of such insurance company, without the prior approval of the insurance company’s domestic state regulator. A person who acquires, directly or indirectly, 10% or more of the voting interests of an insurance company is presumptively considered to have acquired control of the insurer, although such presumption may be rebutted by a showing that control does not in fact exist. The domestic state regulator may also find that control exists in circumstances in which a person owns or controls less than 10% of voting interest. To obtain approval of any change in control, the proposed acquirer must file an application disclosing, among other information, its background, financial condition, the financial condition of its affiliates, the source and amount of funds by which it will affect the acquisition, the criteria used in determining the nature and amount of consideration to be paid for the acquisition, proposed changes in the management and operations of the insurance company and other related matters.
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
State Risk-Based Capital Regulations.  U.S. insurers are subject to risk-based capital (“RBC”) guidelines that provide a method to measure the total adjusted capital (statutory capital and surplus plus other adjustments) taking into account the specific risk characteristics of the insurer’s investments and products. The risk-based capital requirement for property and casualty insurers measures: (i) underwriting risk, which is the risk of errors in pricing and reserves; (ii) asset risk, which is the risk of asset default for fixed assets and loss-in-market value for equity assets; (iii) credit risk, which is the risk of losses from unrecoverable reinsurance and the inability of insurers to collect agents’ balances and other receivables; and (iv) off-balance sheet risk, which is primarily the risk created by excessive growth. The capital requirements for each risk category are determined by applying specified factors to assets, premiums, reserves and other items, with higher factors for items with greater underlying risk and lower factors for items with less risk. The formula is used by insurance regulators as an early warning tool to identify deteriorating or weakly capitalized companies for the purpose of initiating corrective company action or regulatory action. Insurers having less statutory surplus than required by the RBC model formula will be subject to varying degrees of regulatory action depending on the level of capital inadequacy. As of December 31, 2023, AAIC and Aspen Specialty exceeded the levels that would require company action or regulatory action.
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

Cybersecurity Regulations. Federal and state laws and regulations require financial institutions, including insurers, to protect, among other things, the security and confidentiality of nonpublic personal information, to notify customers and other individuals about their policies and practices relating to their collection and disclosure of customer information and their practices relating to protecting the security and confidentiality of that information, and to notify regulators and consumers in the event of certain data breaches affecting personal information. Federal and state laws and regulations also regulate the ability of financial institutions to make telemarketing calls and to send unsolicited e-mail or fax messages to consumers and customers. The Gramm-Leach-Bliley Act (“GLBA”) requires financial institutions to implement administrative, technical, and physical safeguards to ensure the confidentiality, integrity, security, and proper disposal of nonpublic personal information.
In 2017, new cybersecurity rules took effect for financial institutions, insurers and certain other companies supervised by the New York Department of Financial Services (the “NYDFS Cybersecurity Regulation”), such as AAIC, which is licensed in New York. The NYDFS Cybersecurity Regulation imposes significant regulatory requirements intended to protect the confidentiality, integrity and availability of information systems, such as requirements regarding governance, incident planning, training, data management, system testing and regulator notification in the event of certain cybersecurity events. On November 1, 2023, NYDFS announced its adoption of the second amendment of the NYDFS Cybersecurity Regulation, which includes updated requirements related to: governance; controls to prevent unauthorized access to information systems; risk and vulnerability assessment requirements; notification requirements; and cybersecurity training.

In 2017, the NAIC also adopted the Insurance Data Security Model Law (the “Cybersecurity Model Law”). The Cybersecurity Model Law requires insurers, insurance producers and other entities required to be licensed under state insurance laws to comply with certain requirements under state insurance laws, such as developing and maintaining a written information security program, overseeing the data security practices of third-party vendors, and providing notice of certain data breaches. As with all NAIC model laws, this Insurance Data Security Model Law must be adopted by a state before becoming law in such state. The Cybersecurity Model Law closely resembles the NYDFS Cybersecurity Regulation and has been adopted by more than 20 U.S. states.

Several states have enacted broad comprehensive data privacy laws that require businesses in scope to disclose information about their privacy practices and give state residents rights to access, delete, and correct their personal information and to opt out of the use of their information for targeted advertising, profiling that results in the provision or denial of decisions including insurance services, and from having their personal information sold to third parties. Most of these laws broadly exempt entities covered by the GLBA or insurers more generally. However, in 2018 California enacted the California Consumer Privacy Act (“CCPA”), which came into effect on January 1, 2020, and broadly regulates the collection, processing and disclosure of the personal information of California residents, imposes limits on the “sale” of personal information and grants California residents certain rights to, among other things, access and delete data about them in certain circumstances. CCPA also established a private right of action, with potentially significant statutory damages, whereby businesses that fail to implement reasonable security measures to protect against breaches of personal information could be liable to affected consumers. The CCPA was expanded substantially on January 1, 2023, when the California Privacy Rights Act of 2020 (“CPRA”) amendments to the CCPA became fully operative. The amended CCPA, among other things, gives California residents the ability to limit use of certain sensitive personal information, further restricts the use of cross-contextual advertising, establishes restrictions on the retention of personal information, expands the types of data breaches subject to the CCPA’s private right of action, provides for increased penalties for CCPA violations concerning California residents under the age of 16, and establishes a new California Privacy Protection Agency to implement and enforce the new law. While there is currently an exception for personal information that is subject to the GLBA and the California Financial Information Privacy Act, the CCPA may impact certain of our business activities. Additionally, this exception does not apply to the private cause of action afforded to individuals for information security incidents.
Multiple states have followed California to legislate comprehensive privacy laws with data privacy rights, such as Colorado, Connecticut, Utah and Virginia. Multiple states have enacted similar legislation which will go into effect in the coming years. While these new laws generally include exemptions for GLBA-covered data, they add layers of complexity to compliance in the U.S. market, and could increase our compliance costs and adversely affect our business.
The use of artificial intelligence (“AI”) in the insurance industry is increasingly the subject to state law, regulation, and guidance, as well as certain NAIC undertakings.
For example, Colorado has enacted an insurance AI law that prohibits insurers from using algorithms or predictive models that use external consumer and information data sources in any way that unfairly discriminates and regulations implementing this law for life insurers that require them to establish internal governance and risk management frameworks that address potential discriminatory effects. Similar guidance has been issued by other state insurance regulators, including NYDFS and insurance regulators in California and Connecticut. AI use in the insurance industry may be a focus for state legislators and regulators into the foreseeable future.
Issues surrounding the use of AI are also a focus for the NAIC. In 2020, the NAIC adopted the Artificial Intelligence (AI) Guiding Principles related to artificial intelligence, its use in the insurance sector, and its impact on consumer protection and privacy, marketplace dynamics and the state-based insurance regulatory framework. In December 2023, the NAIC adopted a model bulletin, The Use of Artificial Intelligence Systems in Insurance, designed to foster uniformity among state insurance regulators regarding expectations for insurance carriers deploying AI. These initiatives have largely come from the NAIC Innovation, Cybersecurity, and Technology (N) Committee and various related working groups focused on the uses of AI in the insurance industry and the development of regulatory frameworks.
We expect that issues related to the use of AI will continue to be an area of focus of the federal government, state legislators and insurance regulators, and the NAIC. We cannot predict what, if any, changes to laws and regulations may be enacted with regard to AI, or the impact any such legislation may have on our business practices, results of operations or financial condition.
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
The Dodd-Frank Act authorized the U.S. Department of the Treasury and the Office of the U.S. Trade Representative to negotiate covered agreements governing certain matters relating to insurance with foreign jurisdictions, including reinsurance collateral, group supervision and exchange of information between supervisory authorities. Such covered agreements could pre-empt state insurance laws. Pursuant to this authority, in September 2017, the U.S. federal authorities and the European Union signed a covered agreement (the “E.U. Covered Agreement”) to address, among other things, group supervision and reinsurance collateral requirements and, in anticipation of Brexit, the United States and the United Kingdom signed a covered agreement in

December 2018 consistent with the U.S. and E.U. agreement (the “U.K. Covered Agreement” and, together with the E.U. Covered Agreement, the “Covered Agreements”). The United States also released a “Statement of the United States on the Covered Agreement with the European Union” (the “Policy Statement”) providing the U.S.’s interpretation of certain provisions in the E.U. Covered Agreement. In terms of reinsurance, both Covered Agreements eliminate collateral and local presence requirements for alien reinsurers that satisfy certain criteria, including being domiciled in a “reciprocal jurisdiction.” In 2019 the NAIC adopted additional revisions to its Credit for Reinsurance Model Law and Model Regulation (together, the “2019 Amended Credit for Reinsurance Model Act”) to conform to the reinsurance collateral elimination requirements of the Covered Agreements. Texas and North Dakota adopted the 2019 Amended Credit for Reinsurance Model Act. The NAIC has approved Bermuda as a “reciprocal jurisdiction.” As of the date of this report, Aspen Bermuda has been approved as a reciprocal jurisdiction reinsurer eligible for zero collateral in all 50 states.
Developing International Matters and Group Capital. In November 2019, the International Association of Insurance Supervisors (“IAIS”) adopted the Common Framework for the Supervision of Internationally Active Insurance Groups (“ComFrame”). ComFrame is applicable to entities that meet the IAIS’s criteria for internationally active insurance groups (“IAIGs”) and are designated as such. ComFrame establishes international standards for the designation of a group-wide supervisor for each IAIG and for the imposition of group supervision, group capital requirements, uniform standards for insurer corporate governance, enterprise risk management and other control functions and resolution planning applicable to an IAIG in addition to the current legal entity capital requirements imposed by relevant insurance laws and regulations. The NAIC has also promulgated amendments to the insurance holding company system model law that addresses supervision of IAIGs to allow state insurance regulators in the United States to be designated as group-wide supervisors for U.S.-based IAIGs or acknowledge another regulatory official acting as the group wide supervisor of an IAIG. In November 2019, the IAIS also adopted a revised version of the risk-based global insurance capital standard (“ICS”), which is the group capital component of ComFrame.
In December 2020, the NAIC adopted a group capital calculation tool (“GCC”) using an RBC aggregation methodology for all entities within an insurance holding company system group, including non-U.S. entities, and is seeking effective equivalency of such tool to the ICS for U.S.-based IAIGs. The NAIC has also adopted changes to the insurance holding company system model law to require, subject to certain exceptions, the ultimate controlling person of every insurer subject to the holding company registration requirement to file an annual group capital calculation with its lead state regulator. The goal is to provide U.S. regulators with a method to aggregate the available capital and the minimum capital of each entity in a group in a way that applies to all groups regardless of their structure. The Policy Statement with respect to the U.S. participation under the Covered Agreements also provides that the United States expects that the GCC will satisfy the group capital assessment requirement under each of the Covered Agreements. The NAIC has stated that the calculation will be a regulatory tool and will not constitute a requirement or standard. It is not possible to predict what impact any such regulatory tool may have on our business.
On February 6, 2024, the Iowa Insurance Division identified Apollo as meeting the criteria as an IAIG and further identified Athene Holding Ltd. (“Athene Holding”) as the head of the IAIG, which is the uppermost entity to which obligations associated with being an IAIG designation attach. The Iowa Insurance Division also identified itself as the Group-Wide Supervisor for Apollo (in a distinct capacity from its role as supervisor for Athene Holding). The Iowa Insurance Division has been effectively serving in this role for a significant period of time; this identification is a formalization of Apollo and the Iowa Insurance Division’s existing relationships and processes. As a result of Apollo’s designation as an IAIG, we may be subject to a group capital calculation consistent with or comparable to international capital standards in that context. It is possible that the development of these international standards will have an impact on our capital position and capital structure in the future, and Apollo’s designation as an IAIG may result in additional operational, reporting, regulatory or similar requirements. We cannot predict with any degree of certainty the additional capital requirements, compliance costs or other burdens these requirements may impose on us.
Other U.S. Regulated Entities
Investment adviser regulation. Up until January 17, 2023, our subsidiary Aspen Capital Advisors Inc. (“Aspen Advisors”) was registered with the SEC as a registered investment adviser and subject to associated applicable regulation. Aspen Advisors served as the investment adviser to a private investment fund, Aspen Cat Fund Ltd (“ACF”).
As of January 1, 2023, ACF ceased offering participating shares to investors and subsequently applied for and received cancellation of its registration as a private fund with the BMA, effective January 23, 2023. Concurrently, Aspen Advisors filed a de-registration notice with the SEC, which took effect on January 17, 2023. Aspen Advisors was subsequently dissolved by the Secretary of State of the state of Delaware on July 13, 2023.

Legal Proceedings
Similar to the rest of the insurance and reinsurance industry, we are subject to litigation and arbitration in the ordinary course of our business, which could include matters relating to notable natural catastrophe and man-made loss events, such as in relation to the Russian invasion of Ukraine and COVID-19. Our subsidiaries are regularly engaged in the investigation, conduct and defense of disputes, or potential disputes, resulting from questions of insurance and reinsurance coverage or claims activities. Pursuant to our insurance and reinsurance arrangements, many of these disputes are resolved by arbitration or other forms of alternative dispute resolution. In some jurisdictions, notably the United States, a failure to deal with such disputes or potential disputes in an appropriate manner could result in an award of “bad faith” punitive damages against our Operating Subsidiaries. In addition, we may be subject to lawsuits and regulatory actions in the normal course of business that do not arise from, or directly relate to, insurance and reinsurance coverage or claims. This category of litigation typically involves, among other things, allegations of underwriting errors or omissions, employment claims or regulatory activity.
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
The Company’s principal operating subsidiaries at December 31, 2023 are as follows:

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
Refer to Exhibit 8.1 to this report for a listing of all the Company’s direct and indirect wholly-owned subsidiaries as at December 31, 2023.
D. Property, Plants and Equipment
We lease office space in Hamilton, Bermuda, where we are headquartered. In addition, the Company and its subsidiaries lease office space in the United States, the United Kingdom, Puerto Rico, Singapore and Switzerland. We renew and enter into leases in the ordinary course of business as required. For more information on our leasing arrangements, refer to Item 18, Note 19 of our consolidated financial statements, “Operating Leases.”
Item 4A.    Unresolved Staff Comments
Not applicable.

Item 5.        Operating and Financial Review and Prospects

The following is a discussion and analysis of our financial condition and results of operations for the twelve months ended December 31, 2023 and 2022. This discussion and analysis should be read in conjunction with our audited consolidated financial statements and related notes contained in Item 18 of this report. The discussion below includes forward-looking statements, which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. See Item 5G, Safe Harbor below and Item 3D, “Risk Factors” of this report for a discussion of risks and uncertainties. The discussions below include certain measurements that are considered “non-GAAP financial measures” under SEC rules and regulations. See Item 5H, “Reconciliation of Non-U.S. GAAP Financial Measures” for definitions and tables that reconcile these measures to U.S. GAAP.
For a discussion and analysis of our results of operations for 2022 compared to 2021, refer to the disclosures set forth under the heading “Item 5, Operating and Financial Review and Prospects — A. Operating Results”, on pages 70-90 our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 20, 2023.
Executive Overview
We are pleased to report a fourth consecutive year of improved performance. Aspen’s continued focus on underwriting discipline and operational performance resulted in our combined ratio improving to 87.5% (adjusted combined ratio improving to 86.4%) and our net income increasing to $534.7 million from $51.1 million in 2022. This improved performance has resulted in an operating return on average equity of 20.2%, a significant improvement over 2022.
Our 2023 result reflects the work we have done over a number of years to reshape our business to drive robust and sustainable value creation. We continue to build a diversified business with meaningful contributions from each of our core earning engines, underwriting, investments and capital market fees, while significantly reducing exposure.
Underwriting Performance. In 2023, the Company reported an underwriting income of $326.8 million (adjusted underwriting income of $355.3 million) in the twelve months ended December 31, 2023, up from $190.4 million ($205.5 million adjusted underwriting income) in the twelve months ended December 31, 2022 resulting in a combined ratio of 87.5% (adjusted combined ratio of 86.4%) compared to 93.0% (adjusted combined ratio of 92.4%) in 2022.
Active management of the portfolio and management’s initiatives to mitigate exposure are part of continued portfolio optimization aimed at focusing on classes where Aspen has a distinct market relevance and ability to achieve superior underwriting results. We have exited programs that did not meet our pricing expectations and reduced exposure in certain lines due to concerns around market conditions. By restructuring our approach to buying reinsurance, leveraging our Aspen Capital Market (“ACM”) platform and reducing PMLs we are reducing our catastrophe volatility while maintaining a presence in catastrophe reinsurance.
The business continues to benefit from the LPT agreement with Enstar, which closed in 2022. It has positively impacted the Aspen Group’s overall capital position and enabled the deployment of capital into the continued attractive market environment, while significantly improving the protection of its balance sheet and future earnings from the potential impact of the reserve volatility on 2019 and prior accident years. As at December 31, 2023, we estimate that we have approximately $420 million of remaining limit available under the terms of the LPT (2022 — $420.0 million).
Aspen Capital Partners. Aspen Capital Partners, our capital markets franchise, reported total fee income of $135.5 million for the twelve months ended December 31, 2023 compared to $103.9 million in 2022, an increase of $31.6 million. This fee income is reflected as an offset to our acquisition costs and therefore benefits underwriting income. Our capital markets franchise has continued to grow with sourced third-party capital increasing to $1,662.6 million at the end of 2023, up from $1,252.7 million at the end of 2022. Our ability to grow and diversify the capital we source, notwithstanding a challenging environment, supports our core proposition that capital markets investors are key partners in Aspen’s future growth and innovation efforts.
Investment Performance. In 2023, we generated net investment income of $275.7 million, an increase of 46.6% from the prior year (2022 — $188.1 million). The increase in net investment income is due to both higher income from floating rate assets and the reinvestment of maturing assets. The book yield on the fixed income securities portfolio as at December 31, 2023, was 3.8% compared with 3.2% as at December 31, 2022. The Company recognized net realized and unrealized investment gains of $14.5 million compared to a loss of $177.6 million in 2022. The change is a result of mark to market valuations, predominantly driven by credit spread tightening in our corporate bond and structured credit portfolios.

A. Operating Results
Our consolidated financial statements are prepared in accordance with U.S. GAAP. The discussions that follow include tables and commentary relating to our consolidated income statement and our segmental operating results for the twelve months ended December 31, 2023, 2022 and 2021 and should be read in conjunction with our audited consolidated financial statements and related notes contained in this report. This discussion contains forward-looking statements that involve risks and uncertainties and that are not historical facts, including statements about our beliefs and expectations. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and particularly under the headings “Risk Factors,” “Business Overview” and “Cautionary Statement Regarding Forward-Looking Statements” contained in Item 3D and Item 4, and the Explanatory Note of this report, respectively.
Operating highlights
•Gross written premiums of $3,967.6 million in 2023, a decrease of 8.6% from 2022, primarily due to management’s decision to reduce premiums and exposure in a few areas in response to market conditions as part of its focus on optimizing the portfolio, partially offset by strong rate increases on renewal business.
•Overall underwriting income of $326.8 million (combined ratio of 87.5%) for 2023, including $120.1 million, or 4.6 combined ratio points, of pre-tax catastrophe losses related to significant industry events, including Hurricane Idalia, wildfires in Hawaii, the earthquake in Morocco, Cyclone Gabrielle and other weather-related events. Underwriting income of $190.4 million (combined ratio of 93.0%) for 2022, which included $306.8 million, or 11.4 combined ratio points, of pre-tax catastrophe losses, related to significant industry events, including Hurricane Ian, floods in Australia and South Africa, the Russia/Ukraine war and other weather-related events.
~~•~~Net adverse prior year loss reserve development, on accident years 2020 onwards, of $32.3 million, or 1.2 combined ratio points for 2023, compared with net adverse development for 2022 of $13.0 million, or 0.5 combined ratio points. Adverse development on the casualty and liability insurance line, and the property reinsurance lines, totaled $64.4 million for 2023, resulting from reserve strengthening. This was partially offset by favorable development on the casualty and specialty reinsurance line of $33.4 million, resulting from better-than-expected loss emergence.
•Adjusted underwriting income of $355.3 million (adjusted combined ratio of 86.4% for 2023) includes an adjustment of $28.5 million for the net impact of the LPT. Adjusted underwriting income represents the performance of our business for accident years 2020 onwards. Adjusted underwriting income of $205.5 million (adjusted combined ratio of 92.4%) for 2022 included an adjustment of $15.1 million for the net impact of the LPT.
•Our capital markets business contributed total fee income of $135.5 million in the twelve months ended December 31, 2023, an increase of $31.6 million compared to $103.9 million in 2022. Income from ACM’s activities represents ceding commissions and is accounted for as a reduction of acquisition expenses. Third-party capital grew to more than $1,662.6 million as at December 31, 2023, compared with $1,252.7 million at December 31, 2022.
•Operating return on average equity was 20.2% for 2023 compared with 11.9% in 2022.
•On December 27, 2023, the Government of Bermuda enacted the CIT Act, which will apply a 15% corporate income tax to certain Bermuda businesses in fiscal years beginning on or after January 1, 2025. The CIT Act includes a provision referred to as the economic transition adjustment, which is intended to provide a fair and equitable transition into the new tax regime and has resulted in the recognition of a deferred tax benefit of $201.1 million in the fourth quarter of 2023. The year ended December 31, 2022 benefited from the recognition of deferred tax benefit of $94.1 million in relation to our U.S. operating subsidiaries due to the reversal of a valuation allowance.
Shareholders’ equity.  Total shareholders’ equity increased by $550.5 million, or 23.3%, from $2,358.0 million as at December 31, 2022 to $2,908.5 million as at December 31, 2023, the most significant movements of which were as follows:
•other comprehensive income of $106.0 million which included $105.6 million of net unrealized gains on available for sale investments, a $14.4 million gain in foreign currency translation on investments classified as available for sale and a $14.0 million net loss in the value of hedged foreign exchange contracts; and
•an increase of $444.5 million in retained earnings primarily due to a net income of $534.7 million off-set by the payments of $40.3 million in dividends on our Ordinary Shares and $49.9 million in dividends on our Preference Shares.
As at December 31, 2023, our total shareholders’ equity included Preference Shares of $775.0 million less issue costs of $21.5 million (2022 — $775.0 million less issue costs of $21.5 million).

On July 26, 2023, the Company entered into a $300.0 million term loan facility at a borrowing rate of Term Secured Overnight Financing Rate (“SOFR”) plus an applicable margin (ranging from 1.13% to 1.75% based on the Company’s credit ratings and 1.38% as of December 31, 2023) and a SOFR adjustment of 0.10% pursuant to a term loan credit agreement among the Company, the several lenders from time to time party thereto, HSBC Bank Bermuda Limited, as structuring agent, Lloyds Bank Plc, as syndication agent, and Citibank, N.A., as administrative agent (the “Term Loan Credit Agreement”). On November 9, 2023, the Company drew down on the term loan; repayment of the principal drawn is due November 9, 2026 (the “2026 Term Loan”). The proceeds were used to redeem the 4.65% Senior Notes due 2023 (the “2023 Senior Notes”). Subject to applicable law, the 2026 Term Loan will be the senior unsecured obligations of Aspen Holdings and will rank equally in right of payment with all of our other senior unsecured indebtedness from time to time outstanding.

Consolidated Group Result

	Twelve Months Ended December 31,
	2023	2022	2021
	($ in millions, except for percentages)
Underwriting Revenues
Gross written premiums	$3,967.6	$4,338.7	$3,938.4
Net written premiums	2,581.9	2,896.0	2,587.7
Net earned premiums	2,614.5	2,688.7	2,410.5
Underwriting Expenses
Losses and loss adjustment expenses	(1,553.0)	(1,680.0)	(1,693.3)
Acquisition costs	(380.2)	(431.8)	(414.1)
General and administrative expenses	(354.5)	(386.5)	(333.1)
Underwriting income/(loss)	$326.8	$190.4	$(30.0)

Other Income and Expense
Corporate and other net expenses (1)	$(114.0)	$(83.6)	$(60.4)
Non-operating expenses	(35.1)	(36.0)	(20.6)
Net investment income	275.7	188.1	147.5
Realized and unrealized investment gains/(losses)	14.5	(177.6)	8.8
Change in fair value of derivatives	26.1	(80.5)	(35.9)
Interest expense	(55.2)	(43.7)	(14.3)
Net realized and unrealized foreign exchange (losses)/gains	(36.2)	15.9	40.0
Income/(loss) before income tax	402.6	(27.0)	35.1
Income tax benefit/(expense)	132.1	78.1	(5.3)
Net income	534.7	51.1	29.8
Preference share dividends	(49.9)	(44.6)	(44.5)
Net income/(loss) available to ordinary shareholders	$484.8	$6.5	$(14.7)

Other Metrics
Loss ratio	59.4%	62.5%	70.2%
Expense ratio	28.1	30.5	31.0
Combined ratio	87.5%	93.0%	101.2%

Adjusted combined ratio (2)	86.4%	92.4%	98.8%
Adjusted underwriting income (2)	$355.3	$205.5	$28.3
Operating income	$367.6	$202.3	$50.6
Operating return on average equity	20.2%	11.9%	2.4%
Total return on average cash and investments, pre-tax	5.7%	(5.1)%	—%
_____________________
(1)    Corporate and other net expenses includes corporate expenses, other income and other expenses.
(2)    The adjusted underwriting income and adjusted combined ratio remove the impact of the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT/ADC contracts with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. The adjusted underwriting income and adjusted combined ratio represent the performance of our business for accident years 2020 onwards, which management believe reflects the underlying underwriting performance of the ongoing portfolio. Adjusted underwriting income and adjusted combined ratio are non-GAAP financial measures as defined under SEC rules and regulations. Refer to “Reconciliation of Non-U.S. GAAP Financial Measures” for further details.

Gross written premiums
The following table sets forth the gross written premiums for our two business segments in the twelve months ended December 31, 2023, 2022 and 2021 and the percentage change in gross written premiums:

	Gross Written Premiums for the Twelve Months Ended December 31,
Business Segment	2023		2022		2021
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Reinsurance	$1,521.0	(15.8)%	$1,807.0	13.1%	$1,597.0
Insurance	2,446.6	(3.4)%	2,531.7	8.1%	2,341.4
Total	$3,967.6	(8.6)%	$4,338.7	10.2%	$3,938.4

Overall gross written premiums decreased by 8.6% in 2023 compared to 2022. Gross written premiums in our reinsurance segment decreased by 15.8% in 2023 compared to 2022 mainly due to exited lines and management’s decision to proactively manage exposure in certain lines in response to market conditions. We recognized a reduction in gross written premiums of approximately $65 million in relation to aviation, and space and bloodstock which we exited during 2022. In addition, planned exposure management initiatives resulted in a reduction of premiums which primarily impacted mortgage of $137.6 million, proportional property of $51.5 million and U.S. casualty of $27.9 million. These reductions were partially offset by strong rate increases on our renewing business across all lines and in particular, property exposed lines, driven by market reactions to increasing insured losses from major events, inflation and high interest rates.
Gross written premiums in our insurance segment decreased by 3.4% primarily due to management’s decision to reduce writing certain property programs, which did not meet our profitability expectations. We recognized a reduction in gross written premiums of approximately $115 million across our casualty and liability insurance, first party insurance, and financial and professional insurance business lines as a result. We recognized further reductions of $140.2 million in our financial and professional lines business due to declining rates in the D&O open market environment and a depressed M&A environment globally. This was partially offset by strong new business activity and a strong rate environment, driven by hard market conditions caused by increasing insured losses from major events, inflation and high interest rates, which resulted in an increase to gross written premiums of approximately $167 million.
Ceded written premiums
The following table sets forth the ceded written premiums for our two business segments in the twelve months ended December 31, 2023, 2022 and 2021 and the percentage change in ceded written premiums:

	Ceded Written Premiums for the Twelve Months Ended December 31,
Business Segment	2023		2022		2021
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Reinsurance	$423.0	11.1%	$380.6	(4.4)%	$398.0
Insurance	962.7	(9.4)%	1,062.1	11.5%	952.7
Total	$1,385.7	(4.0)%	$1,442.7	6.8%	$1,350.7
Total ceded written premiums in 2023 decreased by $57.0 million, or 4.0%, compared to 2022. Changes in our reinsurance program decreased our retention ratio, which is defined as net written premiums as a percentage of gross written premiums, from 66.7% in 2022 to 65.1% in 2023. Ceded reinsurance premiums increased for our reinsurance segment, primarily due to an increase in the level of reinsurance purchased to protect our property catastrophe reinsurance business line, including increased cessions to our capital markets partners. Ceded reinsurance premiums decreased for our insurance segment primarily driven by a change in business mix and the decision to restructure a portion of our outwards reinsurance.

Net earned premiums
The following table sets forth the net earned premiums for our two business segments in the twelve months ended December 31, 2023, 2022 and 2021 and the percentage change in net earned premiums:

	Net Earned Premiums for the Twelve Months Ended December 31,
Business Segment	2023		2022		2021
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Reinsurance	$1,154.5	(7.8)%	$1,251.8	11.9%	$1,118.8
Insurance	1,460.0	1.6%	1,436.9	11.2%	1,291.7
Total	$2,614.5	(2.8)%	$2,688.7	11.5%	$2,410.5
Net earned premiums decreased by $74.2 million, or 2.8%, in 2023 compared to 2022 due to an $18.8 million increase in gross earned premiums offset by a $93.0 million increase in ceded earned premiums in the twelve months ended December 31, 2023.
Losses and loss adjustment expenses
We have presented the different components of the loss ratios, including adjusting for the impact of the LPT, which includes changes in retroactive reinsurance contracts as we believe that the presentation of adjusted loss ratios reflects the underlying performance of the ongoing portfolio. Additionally, we have also presented current year loss ratios (excluding the impact of catastrophe losses), the impact of catastrophe losses and prior year development for accident years that are not covered by the LPT.

	Twelve Months Ended December 31,
	2023		2022		2021
	Net Loss Expense	Loss Ratio	Net Loss Expense	Loss Ratio	Net Loss Expense	Loss Ratio
	($ in millions)	%	($ in millions)	%	($ in millions)	%
Current accident year losses, excluding catastrophe losses	$1,372.1	52.5%	$1,345.1	50.0%	$1,321.5	54.7%
Catastrophe losses	120.1	4.6	306.8	11.4	326.7	13.6
Current accident year	1,492.2	57.1	1,651.9	61.4	1,648.2	68.3
Prior year adverse/(favorable) reserve development — Post-LPT years	32.3	1.2	13.0	0.5	(13.2)	(0.5)
Adjusted losses and loss adjustment expenses (1)	1,524.5	58.3	1,664.9	61.9	1,635.0	67.8
Impact of the LPT	28.5	1.1	15.1	0.6	58.3	2.4
Total losses and loss adjustment expenses	$1,553.0	59.4%	$1,680.0	62.5%	$1,693.3	70.2%
_______________
(1) Adjusted losses and loss adjustment expenses and the adjusted loss ratio are non-GAAP financial measures as defined under SEC rules and regulations. The calculation of the adjusted loss ratio is presented above. Refer to “Reconciliation of Non-U.S. GAAP Financial Measures” for further details.
The overall loss ratio for 2023 of 59.4% improved by 3.1 percentage points compared to 2022, and losses and loss adjustment expenses decreased from $1,680.0 million in 2022 to $1,553.0 million in 2023. This was mainly due to the following:

Current accident year losses, excluding the impact of catastrophe losses. Current accident year losses, excluding the impact of catastrophe losses, contributed $1,372.1 million or 52.5 percentage points for 2023 compared to $1,345.1 million or 50.0 percentage points for 2022. The increase in the current accident year loss ratio, excluding the impact of catastrophe losses, was primarily due to an increase in the claims handling provision and higher initial loss estimates to account for uncertainty in relation to the potential impact of social and economic inflation. While social inflation is not a new influence, general economic inflation has been elevated in recent years, and there is uncertainty as to whether this will continue. Various factors such as behavioral and political elements, arising from changing views of the general public, as well as institutional and legislative developments from court rulings, regulators and legislators, have contributed to a greater presence of social inflation risk within our portfolios. Rising costs to adjust and settle claims and the impact of a more pervasive litigation financing trend has also contributed to this. All of these factors have the potential to have a material adverse effect on the adequacy of our reserves for losses and loss adjustment expenses, especially in longer-tailed lines of business, as well as on the market value of our investment portfolio through rising interest rates. The anticipated effects of inflation and social inflation are considered in our pricing models, reserving processes, and exposure management, across all lines of business and types of loss including natural catastrophe events. The actual effects of inflation on our results cannot be accurately known until claims are ultimately settled and will vary by the specific type of inflation affecting each line of business.
Catastrophe losses. Catastrophe losses contributed $120.1 million or 4.6 percentage points for the twelve months ended December 31, 2023 compared to $306.8 million or 11.4 percentage points for the twelve months ended December 31, 2022. Catastrophe losses in 2023 include losses associated with Hurricane Idalia, wildfires in Hawaii, the earthquake in Morocco, Cyclone Gabrielle and other weather-related events. Catastrophe losses in 2022 were defined as losses associated with Hurricane Ian, floods in Australia and South Africa, the Russia/Ukraine war and other weather-related events. Refer to Item 4B, “Natural Catastrophe Risk”, for details on our PMLs.
Prior year development on post-LPT years. Reserve development for accident years 2020 onwards, for the twelve months ended December 31, 2023, contributed adverse development of 1.2% towards the overall loss ratio, while for the twelve months ended December 31, 2022, contributed adverse development of 0.5% towards the overall loss ratio. Adverse development on the casualty and liability insurance line, and the property reinsurance lines totaled $64.4 million for 2023, resulting from reserve strengthening. This was partially offset by favorable development on the casualty and specialty reinsurance line of $33.4 million, resulting from better-than-expected loss emergence.
Adjusted losses and loss adjustment expenses and related losses. The adjusted losses and loss adjustment expenses relate to the post-LPT accident years and exclude the change in deferred gain associated with retroactive reinsurance contracts. Adjusted losses and loss adjustment expenses and related losses represents the performance of our business for accident years 2020 onwards, which we believe reflects the underlying underwriting performance of the ongoing portfolio. Refer to Item 18, Note 2 of our consolidated financial statements, “Basis of Presentation and Significant Accounting Policies” for additional details of the retroactive reinsurance contracts. The adjusted losses and loss adjustment expenses is the basis on which we report adjusted underwriting income and adjusted combined ratio, as well as the basis in which underwriting income contributes to operating income. Refer to Item 5H, “Reconciliation of Non-U.S. GAAP Financial Measures”, for further details.
Impact of the LPT includes the impact of prior year development on 2019 and prior accident years, net of the change in the deferred gain recognized in relation to retroactive reinsurance contracts which is primarily driven by the LPT, totaling $28.5 million.
Acquisition costs and general and administrative expenses
We monitor the ratio of expenses to net earned premium as a measure of the cost effectiveness of our acquisition costs, and general and administrative expenses. The table below presents the contribution of the acquisition costs and general and administrative expenses to the net expense ratios for the twelve months ended December 31, 2023, 2022 and 2021.

	Twelve Months Ended December 31,
Ratios Based on Net Earned Premiums	2023	2022	2021
Net acquisition cost ratio	14.5%	16.1%	17.2%
General and administrative expense ratio	13.6%	14.4%	13.8%
Total expense ratio	28.1%	30.5%	31.0%

Net acquisition cost ratio improved from 16.1% in 2022 to 14.5% in 2023. This improvement was primarily driven by an increase in fee income derived from Aspen Capital Markets, which increased by $31.6 million in comparison to the prior period. Fee income from Aspen Capital Markets’ activities represents ceding commissions and reduces our net acquisition expenses. The Company also benefited from a change in business mix, driven by the exit of certain U.S. programs which have higher acquisition expenses.
General and administrative expense ratio improved from 14.4% in 2022 to 13.6% in 2023. This decrease of $32.0 million from $386.5 million in 2022 to $354.5 million in 2023 is primarily driven by the favorable year over year foreign exchange rates given a large proportion of our expense base is in British Pounds Sterling and the U.S. dollar strengthened, coupled with various cost saving initiatives.
Aspen Capital Markets
ACM sources third-party capital and develops reinsurance structures that leverage the Company’s underwriting and analytical expertise and earns underwriting, management and performance fees from third-party investors primarily through the placement and management of collateralized quota share sidecar vehicles.
The following table sets forth a summary of fee income and third-party capital with respect to our ACM activity, for the twelve months ended December 31, 2023, 2022 and 2021. The increase in fee income is due to the growth achieved in the third-party capital and greater ceded earned premium, including the expansion of our capital markets business into long-tail casualty lines.

	Twelve Months Ended December 31,
ACM (in $ millions)	2023	2022	2021
Fee income (1)	$135.5	$103.9	$61.4
	As at December 31,
	2023	2022	2021
Third-party capital	$1,662.6	$1,252.7	$917.7
_______________
(1) Fee income earned through cessions to third-party capital vehicles is recorded through underwriting income/(loss) as a decrease to acquisition expenses.
Corporate and other expenses
In 2023, we incurred corporate and other expenses of $114.0 million (2022 — $83.6 million). The increase in corporate and other expenses in 2023 compared to 2022 was due to increases in professional fees, IT related costs and higher letter of credit fees.
Non-operating expenses
In 2023 we incurred non-operating expenses of $35.1 million, which included expenses in relation to consulting fees paid to Apollo of $5.0 million, non-recurring transformation and change activities of $25.2 million, a fixed asset write-off of $3.6 million and other non-recurring costs of $1.3 million.
In 2022, we incurred non-operating expenses of $36.0 million, which included $32.7 million in relation to fixed assets, including capitalized project costs written off, $10.0 million of severance, consulting and professional services in relation to non-recurring projects and other costs, offset by $6.7 million of write backs related to leased office space.
Investment performance
The following table sets forth a summary of total investment returns, average cash and investments and total return on average cash and investments, pre-tax for the twelve months ended December 31, 2023, 2022 and 2021.

	Twelve Months Ended December 31,
(in US$ millions, except for percentages)	2023	2022	2021
Net investment income	$275.7	$188.1	$147.5
Net realized and unrealized investment gains/(losses)	14.5	(177.6)	8.8
Change in unrealized gains/(losses) on available for sale securities (1)	126.2	(391.7)	(158.3)
Total investment returns	$416.4	$(381.2)	$(2.0)

Average cash and investments (2)	$7,242.8	$7,438.0	$7,666.8

Total return on average cash and investments, pre-tax	5.7%	(5.1)%	0.0%
____________
(1) For a discussion on the change in unrealized gains/(losses) on available for sale securities, please refer to “Other comprehensive income,” below.
(2) Average cash and investments are calculated by taking the average of the opening period and closing period balances for total investments plus cash and cash equivalents.
In the twelve months ended December 31, 2023, net investment income was $275.7 million, an increase of 46.6% from the prior year (2022 — $188.1 million), largely as a result of the higher interest rate environment but also from the benefit of active repositioning of our investments, including a higher allocation to floating rate securities. The investment portfolio as at December 31, 2023 is comprised largely of interest income generating fixed income securities. Book yield on the fixed income securities portfolio as at December 31, 2023 was 3.8% compared with 3.2% as at December 31, 2022. Book yield is the yield of the security after adjusting for accretion/amortization of the difference between par value and purchase price.
Total net realized and unrealized investment gains for the twelve months ended December 31, 2023 were $14.5 million (2022 — losses of $177.6 million), which included $51.8 million of unrealized gains (2022 — losses of $116.8 million). The change in net realized and unrealized investment gains and losses is a result of mark to market valuations, predominantly driven by credit spread tightening in our corporate bond and structured credit portfolios.
Change in fair value of derivatives
We use derivative instruments to economically hedge foreign currency exposure, in the form of foreign currency forward contracts. We also hold an embedded derivative relating to the variable interest expense on the funds withheld arrangement included as part of the Company’s LPT contract.
For the twelve months December 31, 2023, the impact of these derivative contracts on net income was a gain of $26.1 million (2022 — loss of $80.5 million), attributable to foreign exchange contracts that had a gain of $10.9 million (2022 — loss of $66.0 million), and an additional gain within the LPT embedded derivative of $15.2 million (2022 — loss of $14.5 million). The gain on the foreign exchange contracts was largely attributable to the impact from the continued strengthening of the U.S. dollar against the British Pound and the Euro.
Interest expense
The following table sets forth a summary of the interest expense for the twelve months ended December 31, 2023, 2022 and 2021:

	Twelve Months Ended December 31,
	2023	2022	2021
	($ in millions)
Interest on LPT Funds Withheld	$39.6	$29.4	$—
Interest on 2023 Senior Notes	12.6	14.3	14.3
Interest on 2026 Term Loan	3.0	—	—
Interest expense	$55.2	$43.7	$14.3
The increase in interest expense for 2023 was primarily driven by the increase in the interest expense on the funds withheld account related to the LPT contract with Enstar. This increase was due to a higher variable crediting rate due to higher total investment returns in 2023 compared to 2022, partially offset by a lower average funds withheld account balance as the underlying losses were paid down.

Income tax benefit
The following table sets forth the income tax benefit/(expense) by jurisdiction for the twelve months ended December 31, 2023, 2022 and 2021:

	Twelve Months Ended December 31,
	2023	2022	2021
	($ in millions)
Bermuda tax	$201.1	$—	$—
U.S. tax	(55.4)	88.1	(5.8)
U.K. tax	(5.4)	(7.0)	0.3
Other	(8.2)	(3.0)	0.2
Income tax benefit/(expense)	$132.1	$78.1	$(5.3)
The effective tax rate (defined as the tax expense or benefit, divided by the profit or loss before tax), for the twelve months ended December 31, 2023, on profit before tax was (32.8)% (2022 — 289.3%).
On December 27, 2023, the Government of Bermuda enacted the CIT Act, which will apply a 15% corporate income tax to certain Bermuda businesses in fiscal years beginning on or after January 1, 2025. The CIT Act includes a provision referred to as the economic transition adjustment, which is intended to provide a fair and equitable transition into the new tax regime and has resulted in the recognition of a deferred tax benefit of $201.1 million in the fourth quarter of 2023.
The 2022 effective tax rate benefited from the reversal of a $94.1 million valuation allowance in our U.S. subsidiaries. Refer to Item 18, Note 11 of our consolidated financial statements, “Income Taxes”, for additional details.
The effective tax rate is impacted by the relative profitability of the business underwritten in Bermuda, the United Kingdom and the United States, all of which have different income tax rates.
Other comprehensive income
Other comprehensive income, net of taxes, was $106.0 million, for the twelve months ended December 31, 2023 (2022 — $383.3 million loss). Other comprehensive income includes a net unrealized gain on the available for sale investment portfolio of $105.6 million (2022 — net unrealized loss of $367.8 million), which consists of a net unrealized gain of $72.0 million (2022 — $423.3 million net unrealized loss) and a reclassification adjustment of $33.6 million (2022— $55.5 million) related to the realized loss on the sale of available for sale securities. The net unrealized loss in 2022 was attributable to the impact of rising interest rates on our bond portfolios. The remaining movement is due to an unrealized gain in foreign currency translation on available for sale investments of $14.4 million (2022 — $30.9 million unrealized loss) largely attributable to the impact from the strengthening of the British Pound against the U.S. dollar, and a $14.0 million unrealized loss (2022 — $15.4 million unrealized gain) on the hedged derivative contracts.

Underwriting Results by Business Segment
We are organized into two reportable business segments, Reinsurance and Insurance. We have determined our reportable segments by taking into account the manner in which management and ultimately the chief operating decision maker determines operating decisions and assesses operating performance. Profit or loss for each of the business segments is measured by underwriting income or loss. Underwriting profit is the excess of net earned premiums over the sum of losses and loss expenses, acquisition costs and general and administrative expenses. Underwriting income or loss provides a basis for management to evaluate the segment’s underwriting performance.
Management measures segment results on the basis of the combined ratio, which is obtained by dividing the sum of the losses and loss expenses, acquisition costs and general and administrative expenses by net earned premiums.
Non-underwriting disclosures. We provide additional disclosures for corporate and other (non-operating) income and expenses. Corporate and other income and expenses include: corporate and other expenses, non-operating expenses, net investment income, net realized and unrealized investment gains or losses, changes in fair value of derivatives, interest expenses, net realized and unrealized foreign exchange gains or losses, and income taxes. These income and expense items are not allocated to our business segments as they are not directly related to our business segment operations and is consistent with how management measures the performance of its segments. We do not allocate our assets by business segments as we evaluate underwriting results of each segment separately from the results of our investment portfolio.
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

	Twelve Months Ended December 31,
	2023	% Change	2022	% Change	2021
	($ in millions, except for percentages)
Underwriting Revenues
Gross written premiums	$1,521.0	(15.8)%	$1,807.0	13.1%	$1,597.0
Net written premiums	1,098.0	(23.0)%	1,426.4	19.0%	1,199.0
Net earned premiums	1,154.5	(7.8)%	1,251.8	11.9%	1,118.8
Underwriting Expenses
Current accident year net losses and loss expenses, excluding catastrophe losses	538.6	(7.8)%	584.0	(0.1)%	584.6
Catastrophe losses	87.0	(64.5)%	245.1	(3.9)%	255.0
Prior year reserve development, post LPT years	5.7	(123.2)%	(24.6)	(86.0)%	(175.8)
Adjusted losses and loss adjustment expenses (1)	631.3	(21.5)%	804.5	21.2%	663.8
Impact of the LPT	(20.2)	(40.9)%	(34.2)	(182.6)%	41.4
Losses and loss adjustment expenses	611.1	(20.7)%	770.3	9.2%	705.2
Acquisition costs	208.6	(17.4)%	252.4	13.9%	221.6
General and administrative expenses	120.6	(15.4)%	142.5	17.5%	121.3
Underwriting income	$214.2	147.3%	$86.6	22.5%	$70.7
Adjusted underwriting income (2)	$194.0	270.2%	$52.4	(53.3)%	$112.1

Ratios		% Point Change		% Point Change
Current accident year loss ratio, excluding catastrophe losses	46.7%	0.1	46.6%	(5.6)	52.2%
Catastrophe losses	7.5%	(12.1)	19.6%	(3.2)	22.8%
Current accident year loss ratio	54.2%	(12.0)	66.2%	(8.8)	75.0%
Prior year reserve development ratio, post LPT years	0.5%	2.5	(2.0)%	13.7	(15.7)%
Adjusted loss ratio (1)	54.7%	(9.5)	64.2%	4.9	59.3%
Impact of the LPT	(1.8)%	0.9	(2.7)%	(6.4)	3.7%
Loss ratio	52.9%	(8.6)	61.5%	(1.5)	63.0%
Acquisition cost ratio	18.1%	(2.1)	20.2%	0.4	19.8%
General and administrative expense ratio	10.4%	(1.0)	11.4%	0.6	10.8%
Combined ratio	81.4%	(11.7)	93.1%	(0.5)	93.6%
Adjusted combined ratio (2)	83.2%	(12.6)	95.8%	5.8	90.0%
(1)    Adjusted losses and loss adjustment expenses and adjusted loss ratio are calculated by adjusting the losses and loss adjustment expenses and loss ratio to remove the impact of the LPT. Adjusted losses and loss adjustment expenses and adjusted loss ratio are non-GAAP financial measures as defined under SEC rules and regulations. The calculations are presented above. Refer to “Reconciliation of Non-U.S. GAAP Financial Measures” for further details.
(2)    Adjusted underwriting income and adjusted combined ratio are calculated by adjusting the underwriting income and the combined ratio to remove the impact of the LPT. Adjusted underwriting income and adjusted combined ratio are non-GAAP financial measures as defined under SEC rules and regulations. The calculations are presented above. Refer to “Reconciliation of Non-U.S. GAAP Financial Measures” for further details.

Gross written premiums
The table below shows our gross written premiums for each line of business in our reinsurance segment for the twelve months ended December 31, 2023, 2022 and 2021 and the percentage change in gross written premiums for each line of business:

	Twelve Months Ended December 31,
Lines of Business	2023		2022		2021
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Property catastrophe reinsurance	$366.6	3.3%	$354.9	(5.7)%	$376.4
Other property reinsurance	384.2	(10.4)%	428.8	(9.5)%	473.6
Casualty reinsurance	558.9	(6.3)%	596.4	33.9%	445.5
Specialty reinsurance	211.3	(50.5)%	426.9	41.6%	301.5
Total	$1,521.0	(15.8)%	$1,807.0	13.1%	$1,597.0

Gross written premiums decreased by 15.8% in 2023 compared to 2022. The increase in property catastrophe reinsurance was primarily due to a stronger rate environment, largely offset by a reduction in exposure. The decreases in other property reinsurance, casualty reinsurance and specialty reinsurance were mainly due to planned exposure management initiatives and portfolio optimization in response to market conditions. These actions resulted in reducing premiums in mortgage by $137.6 million, proportional property by $51.5 million and U.S. casualty by $27.9 million. Further reductions in gross written premiums were due to management’s decision to discontinue writing certain lines of business, primarily in aviation of $48.4 million, and space and bloodstock of $16.4 million.

Ceded written premiums
Total ceded written premiums in 2023 were $423.0 million, an increase of $42.4 million compared to 2022. This was due to an increase in the level of reinsurance purchased protecting our property catastrophe reinsurance business lines, including higher cessions to our capital markets partners.
Net earned premiums
The table below shows our net earned premiums for each line of business in our reinsurance segment for the twelve months ended December 31, 2023, 2022 and 2021 and the percentage change in net earned premiums for each line of business:

	Twelve Months Ended December 31,
Lines of Business	2023		2022		2021
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Property catastrophe reinsurance	$125.9	(19.9)%	$157.2	13.0%	$139.1
Other property reinsurance	354.7	(15.4)%	419.2	(1.7)%	426.6
Casualty reinsurance	428.5	13.9%	376.2	30.7%	287.9
Specialty reinsurance	245.4	(18.0)%	299.2	12.8%	265.2
Total	$1,154.5	(7.8)%	$1,251.8	11.9%	$1,118.8
Net earned premiums decreased by $97.3 million, or 7.8%, in 2023 compared to 2022. The reduction in property catastrophe reinsurance is due to the increase in the level of reinsurance purchased protecting our property catastrophe reinsurance business lines. The reduction in other property reinsurance largely reflects the decrease in gross written premiums for that line of business. Net earned premiums on casualty reinsurance and specialty reinsurance changed in contrast to the reductions noted in net written premiums on these lines of business. This is a result of the significant increases in gross premiums written in 2022 on these lines, as those policies continued to earn into 2023.
Losses and loss adjustment expenses
The loss ratio was 52.9% in 2023, a decrease of 8.6 percentage points compared to 61.5% in 2022. The main drivers of the change in loss ratio were the following:
•Current accident year loss ratio, excluding catastrophe losses, for 2023 changed slightly from 46.6% in 2022 to 46.7% in 2023. The favorable impact of loss experience and rate changes outpacing loss cost trend were offset by an increase in higher initial loss estimates to account for uncertainty in relation to the potential impact of social and economic inflation. While social inflation is not a new influence, general economic inflation has been elevated in recent years, and there is uncertainty as to whether this will continue. Various factors such as behavioral and political elements, arising from changing views of the general public, as well as institutional and legislative developments from court rulings, regulators and legislators, have contributed to a greater presence of social inflation risk within our portfolios. Rising costs to adjust and settle claims and the impact of a more pervasive litigation financing trend has also contributed to this. All of these factors have the potential to have a material adverse effect on the adequacy of our reserves for losses and loss adjustment expenses, especially in longer-tailed lines of business, as well as on the market value of our investment portfolio through rising interest rates. The anticipated effects of inflation and social inflation are considered in our pricing models, reserving processes, and exposure management, across all lines of business and types of loss including natural catastrophe events. The actual effects of inflation on our results cannot be accurately known until claims are ultimately settled and will vary by the specific type of inflation affecting each line of business.

•Catastrophe losses decreased from $245.1 million in 2022 to $87.0 million in 2023, improving the loss ratio by 12.1 percentage points. In 2023, the net catastrophe losses of $87.0 million included $8.1 million from the earthquake in Morocco, $7.6 million from Hurricane Idalia, $7.3 million from wildfires in Hawaii, $5.9 million from floods in New Zealand, $5.9 million from Cyclone Gabrielle and $52.2 million of other weather-related events. In 2022, the net catastrophe losses of $245.1 million included $95.0 million from Hurricane Ian, $31.9 million from Australian floods, $55.0 million from the Russia/Ukraine war, $10.8 million from floods in South Africa and $52.4 million of other weather-related events.

•Prior year reserve development on post-LPT years totaled adverse development of $5.7 million in 2023 compared with favorable development of $24.6 million in 2022. This change in prior year reserve development resulted in an increase in the loss ratio of 2.5 percentage points. The prior year reserve development in 2023 consisted of adverse development of $39.1 million primarily due to reserve strengthening on the property catastrophe reinsurance business and other property reinsurance business. This was partially offset by favorable development on casualty and specialty reinsurance business of $33.4 million, resulting from better-than-expected loss emergence. The prior year reserve development in 2022 consisted of favorable development of $47.2 million resulting from better-than-expected loss emergence primarily in the casualty reinsurance business, partially offset by adverse development of $22.6 million due to reserve strengthening in property catastrophe reinsurance.
•Impact of the LPT includes a favorable movement of $20.2 million in the current period compared with favorable movement of $34.2 million in the twelve months ended December 31, 2022. This reflects development in the 2019 and prior accident years net of the movement in the deferred gain on retroactive contracts allocated to the reinsurance segment.
Acquisition costs
Net acquisition costs were $208.6 million for the twelve months ended December 31, 2023, equivalent to 18.1% of net earned premiums (2022 — $252.4 million or 20.2% of net earned premiums). The decrease in the acquisition cost ratio was mainly attributable to higher ceding commissions resulting from additional reinsurance purchased on property catastrophe reinsurance business lines.
General and administrative expenses
Our general and administrative expenses decreased by $21.9 million from $142.5 million in 2022 to $120.6 million in 2023. Our general and administrative expense ratio was 10.4% in 2023 compared to 11.4% in 2022 largely driven by the favorable year over year foreign exchange rates, coupled with various cost saving initiatives.
Insurance
Our insurance segment consists of casualty and liability insurance, first party insurance, specialty insurance, financial and professional lines insurance, and Carbon Syndicate. For a more detailed description of this segment, refer to Item 4, “Business Overview — Business Segments — Insurance” and Item 18, Note 3 of our consolidated financial statements, “Segment Reporting.”

	Twelve Months Ended December 31,
	2023	% Change	2022	% Change	2021
	($ in millions, except for percentages)
Underwriting Revenues
Gross written premiums	$2,446.6	(3.4)%	$2,531.7	8.1%	$2,341.4
Net written premiums	1,483.9	1.0%	1,469.6	5.8%	1,388.7
Net earned premiums	1,460.0	1.6%	1,436.9	11.2%	1,291.7
Underwriting Expenses
Current accident year net losses and loss expenses, excluding catastrophe losses	833.5	9.5%	761.1	3.3%	736.9
Catastrophe losses	33.1	(46.4)%	61.7	(13.9)%	71.7
Prior year reserve development, post LPT years	26.6	(29.3)%	37.6	(76.9)%	162.6
Adjusted losses and loss adjustment expenses (1)	893.2	3.8%	860.4	(11.4)%	971.2
Impact of the LPT	48.7	(1.2)%	49.3	191.7%	16.9
Losses and loss adjustment expenses	941.9	3.5%	909.7	(7.9)%	988.1
Acquisition costs	171.6	(4.3)%	179.4	(6.8)%	192.5
General and administrative expenses	233.9	(4.1)%	244.0	15.2%	211.8
Underwriting income/(loss)	$112.6	8.5%	$103.8	203.1%	$(100.7)
Adjusted underwriting income/(loss) (2)	$161.3	5.4%	$153.1	(282.7)%	$(83.8)

Ratios		% Point Change		% Point Change
Current accident year loss ratio, excluding catastrophe losses	57.1%	4.1	53.0%	(4.0)	57.0%
Catastrophe losses	2.3%	(2.0)	4.3%	(1.3)	5.6%
Current accident year loss ratio	59.4%	2.1	57.3%	(5.3)	62.6%
Prior year reserve development ratio, post LPT years	1.8%	(0.8)	2.6%	(10.0)	12.6%
Adjusted loss ratio (1)	61.2%	1.3	59.9%	(15.3)	75.2%
Impact of the LPT	3.3%	(0.1)	3.4%	2.1	1.3%
Loss ratio	64.5%	1.2	63.3%	(13.2)	76.5%
Acquisition cost ratio	11.8%	(0.7)	12.5%	(2.4)	14.9%
General and administrative expense ratio	16.0%	(1.0)	17.0%	0.6	16.4%
Combined ratio	92.3%	(0.5)	92.8%	(15.0)	107.8%
Adjusted combined ratio (2)	89.0%	(0.3)	89.3%	(17.2)	106.5%
(1) Adjusted losses and loss adjustment expenses and adjusted loss ratio are calculated by adjusting the losses and loss adjustment expenses and loss ratio to remove the impact of the LPT. Adjusted losses and loss adjustment expenses and adjusted loss ratio are non-GAAP financial measures as defined under SEC rules and regulations. The calculations are presented above. Refer to “Reconciliation of Non-U.S. GAAP Financial Measures” for further details.
(2)    Adjusted underwriting income/(loss) and adjusted combined ratio are calculated by adjusting the underwriting income and the combined ratio to remove the impact of the LPT. Adjusted underwriting income and adjusted combined ratio are non-GAAP financial measures as defined under SEC rules and regulations. The calculations are presented above. Refer to “Reconciliation of Non-U.S. GAAP Financial Measures” for further details.

Gross written premiums
The table below shows our gross written premiums for each line of business for the twelve months ended December 31, 2023, 2022 and 2021 and the percentage change in gross written premiums for each line:

	Twelve Months Ended December 31,
Lines of Business	2023		2022		2021
	($ in millions)	% change	($ in millions)	% change	($ in millions)
First party insurance (1)	$318.2	(14.6)%	$372.5	(12.2)%	$424.5
Specialty insurance (1)	407.6	10.3%	369.4	(3.7)%	383.4
Casualty and liability insurance	670.9	(1.1)%	678.6	10.3%	615.4
Financial and professional lines insurance	1,002.1	(7.3)%	1,081.2	19.1%	907.6
Insurance other (2)	47.8	59.3%	30.0	185.7%	10.5
Total	$2,446.6	(3.4)%	$2,531.7	8.1%	$2,341.4
____________
(1) Effective January 1, 2023, the insurance segment restructured its first party and specialty insurance lines of business into two separate lines: first party insurance and specialty insurance due to changes in management structures. The prior periods have been re-presented to ensure consistency of information.
(2) Relates to gross written premiums written by Aspen Underwriting Limited via Carbon Syndicate 4747.

Gross written premiums decreased by 3.4% in 2023 compared to 2022. The decrease in first party insurance premiums from 2022 to 2023 was primarily attributable to our decision to withdraw from several programs that did not meet our profitability expectations, reducing our gross written premiums by approximately $89 million. This was partially offset by favorable market conditions in U.S. property, yielding positive rate on renewals of 29.8%.
The increase in gross written premiums in specialty insurance from 2022 to 2023 was primarily due to new business growth in international credit and political risk, contributing approximately $13 million, favorable market conditions in international crisis management, resulting in an increase of approximately $13 million, and an increase in new business within international natural resources & construction.
The decrease in gross premiums written within casualty and liability insurance was largely attributable to management’s planned initiatives to reduce exposure in certain lines in response to market conditions, including a reduction in new business due to increased competition impacting rates and terms and conditions. These factors impacted gross written premiums by approximately $17 million in 2023. This was partially offset by favorable premium adjustments in U.S. primary casualty DUA and higher renewals in U.K. liability, totaling $8.2 million.
The overall decrease in financial and professional insurance was largely due to reductions of $140.2 million noted in management liability business. This reduction was due to declining rates in the D&O open market business and a depressed M&A environment globally, impacting insurance written associated with M&A activity. This line of business was further impacted by our decision to exit most of our surety business coupled with increased competition in the U.S. professional liability business, the combination of which decreased our gross written premiums by approximately $46 million. This was partially offset by new partnerships via cross class binders which contributed approximately $107 million of gross written premium.
Ceded written premiums
Total ceded written premiums for 2023 was $962.7 million, a decrease of $99.4 million from 2022. Retention ratio increased from 58.0% in 2022 to 60.7% in 2023 as a result of a change in business mix and the decision to restructure a portion of our outwards reinsurance renewals.

Net earned premiums.
The table below shows our net earned premiums for each line of business in our insurance segment for the twelve months ended December 31, 2023, 2022 and 2021 and the percentage change in gross earned premiums for each line of business:

	Twelve Months Ended December 31,
Lines of Business	2023		2022		2021
	($ in millions)	% change	($ in millions)	% change	($ in millions)
First party insurance (1)	$273.8	(9.0)%	$301.0	7.1%	$281.0
Specialty insurance (1)	284.0	11.0%	255.9	13.3%	225.8
Casualty and liability insurance	352.0	3.0%	341.6	20.6%	283.3
Financial and professional lines insurance	528.5	0.3%	526.9	5.6%	498.8
Insurance other(2)	21.7	88.7%	11.5	310.7%	2.8
Total	$1,460.0	1.6%	$1,436.9	11.2%	$1,291.7
____________
(1) Effective January 1, 2023, the insurance segment restructured its first party and specialty insurance lines of business into two separate lines: first party insurance and specialty insurance due to changes in management structures. The prior periods have been re-presented to ensure consistency of information.
(2) Relates to gross written premiums written by Aspen Underwriting Limited via Carbon Syndicate 4747.
Net earned premiums increased by $23.1 million, or 1.6%, in 2023 as compared to 2022 largely due to a decrease in ceded written premium within the period, offset by a reduction in gross written premium.
Losses and loss adjustment expenses
The loss ratio in 2023 was 64.5%, an increase of 1.2 percentage points as compared to 63.3% in 2022. The main drivers of the change in loss ratio were the following:

•Current accident year loss ratio, excluding catastrophe losses, for 2023 increased by 4.1 percentage points as compared to 2022, primarily due to an increase in the claims handling provision and higher initial loss estimates to account for uncertainty in relation to the potential impact of social and economic inflation. While social inflation is not a new influence, general economic inflation has been elevated in recent years, and there is uncertainty as to whether this will continue. Various factors such as behavioral and political elements, arising from changing views of the general public, as well as institutional and legislative developments from court rulings, regulators and legislators, have contributed to a greater presence of social inflation risk within our portfolios. Rising costs to adjust and settle claims and the impact of a more pervasive litigation financing trend has also contributed to this. All of these factors have the potential to have a material adverse effect on the adequacy of our reserves for losses and loss adjustment expenses, especially in longer-tailed lines of business, as well as on the market value of our investment portfolio through rising interest rates. The anticipated effects of inflation and social inflation are considered in our pricing models, reserving processes, and exposure management, across all lines of business and types of loss including natural catastrophe events. The actual effects of inflation on our results cannot be accurately known until claims are ultimately settled and will vary by the specific type of inflation affecting each line of business.
•Catastrophe losses decreased from $61.7 million in 2022 to $33.1 million in 2023, improving the loss ratio by 2.0 percentage points. In 2023, the net catastrophe losses included $9.3 million from wildfires in Hawaii and $23.8 million of other weather-related events, while 2022 included $29.8 million from Hurricane Ian, $7.5 million from the Russia/Ukraine war and $24.4 million from other weather-related events.
•Prior year development on post-LPT years was $26.6 million in the twelve months ended December 31, 2023 as compared to $37.6 million in the twelve months ended December 31, 2022. This reduction in adverse development resulted in a decrease in the loss ratio of 0.8 percentage points. The prior year reserve development in 2023 was largely due to reserve strengthening on the casualty and liability insurance line of $25.3 million. The prior year reserve development in 2022 was largely due to reserve strengthening on the casualty and liability insurance line of $24.1 million. There was also notable reserve strengthening on both the financial and professional lines insurance line, and specialty insurance line, totaling $16.0 million.
•Impact of the LPT included an unfavorable movement of $48.7 million or 3.3 percentage points in the current period compared with unfavorable development of $49.3 million in the twelve months ended December 31, 2022. This reflects reserve development in the 2019 and prior accident years covered by the LPT, net of the movement in the deferred gain on retroactive contracts allocated to the insurance segment.
Acquisition costs
Net acquisition costs were $171.6 million in 2023, equivalent to 11.8% of net earned premiums, versus $179.4 million or 12.5% of net earned premiums in 2022. The decrease in the acquisition cost ratio in 2023 was primarily driven by an increase in fee income derived from Aspen Capital Markets and favorable brokerage expenses across U.S. programs due to exited lines.
General and administrative expenses
General and administrative expenses decreased by $10.1 million from $244.0 million in 2022 to $233.9 million in 2023. The general and administrative expense ratio was 16.0% in 2023, an improvement of 1.0 percentage point from 2022, primarily attributable to favorable year over year foreign exchange rates.

Balance Sheet
Total cash and investments
As at December 31, 2023 and 2022, total cash and investments, including accrued interest receivable were $7.5 billion and $7.1 billion, respectively. Total cash and investments increased mainly due to the increase in the fair value of investments during 2023, including $126.2 million unrealized gains on available for sale investments partially offset by payments of ordinary and preference dividends of $90.2 million, and was also impacted by cash provided by operating activities in the year. Our investment strategy is focused on delivering stable investment income and total investment returns through all market cycles while maintaining appropriate portfolio liquidity and credit quality to meet the requirements of our customers, rating agencies and regulators. We also consider how our investments should match the liability characteristics in terms of duration and foreign currencies.
As of December 31, 2023, a significant majority of funds available for investment were deployed in a diversified portfolio of high quality, investment grade securities, including U.S. government, corporate and U.S. agency mortgage-backed securities. As part of our strategic asset allocation, we also invest a portion of our portfolio in investments such as unrated private fixed and floating rate investments, and other investments not categorized as fixed income. These securities generally pay a higher rate of interest or return and may have a higher degree of credit or default risk, or less liquidity.
The duration of total fixed income securities (the aggregate of available for sale and trading) as at December 31, 2023 was 2.6 years compared to 3.0 years as at December 31, 2022. In addition, as at December 31, 2023, the average credit rating of these fixed income securities was “AA-,” with 86.6% being rated “A-” or higher. As at December 31, 2022, the average credit rating of our fixed income securities portfolio was “AA-,” with 85.4% being rated “A-” or higher. The average credit rating is calculated using the Bloomberg Barclays Index credit quality methodology.
As at December 31, 2023, the Company had a 2.8% allocation to investment funds and a 4.8% allocation to MMLs and other private debt and CMLs, representing in total 7.6% of our portfolio. As at December 31, 2022, the Company had a 3.1% allocation to investment funds and a 6.0% allocation to MML and CML representing in total 9.1% of our portfolio.
Cumulative unrealized losses in the available for sale investment portfolio, net of taxes, were $227.6 million as at December 31, 2023, a decrease of $105.6 million from the net $333.2 million unrealized losses as at December 31, 2022. The available for sale portfolio is in an unrealized loss position due to increases in U.S.Treasury yields in 2022. During 2023, the unrealized loss position has reduced as securities approach maturity or are sold. Additionally, given the influence of U.S. Treasury yields on the investment portfolio, the reduction in U.S. Treasury yields in the period has caused an improvement in the unrealized loss.
As at December 31, 2023, the aggregate current fair value of the real estate funds investments was $209.3 million (December 31, 2022 — $221.3 million). For further information regarding these investments, refer to Item 18, Note 4 of our consolidated financial statements, “Investments”.

The composition of our cash and investments as at December 31, 2023 and 2022 is summarized below:

	As at December 31, 2023		As at December 31, 2022
	Estimated Fair Value	Percentage of Total Cash and Investments	Estimated Fair Value	Percentage of Total Cash and Investments
	($ in millions except for percentages)
Fixed Income Securities — Available for Sale
U.S. government	$1,202.6	16.2%	$953.0	13.5%
U.S. agency	7.2	0.1	8.8	0.1
Municipal	128.1	1.7	149.5	2.1
Corporate	1,959.3	26.3	1,845.0	26.2
Non-U.S. government-backed corporate	100.7	1.4	110.4	1.6
Non-U.S. government	273.8	3.7	213.6	3.1
Agency commercial mortgage-backed	5.8	0.1	5.6	0.1
Agency residential mortgage-backed	445.1	6.0	502.7	7.1
Total Fixed Income Securities — Available for Sale	4,122.6	55.5	3,788.6	53.8
Fixed Income Securities — Trading
U.S. government	245.5	3.3	261.6	3.7
Municipal	3.1	0.1	3.6	0.1
Corporate	171.5	2.3	162.1	2.3
High yield loans	92.1	1.2	88.3	1.2
Non-U.S. government-backed corporate	8.3	0.1	11.6	0.2
Non-U.S. government	34.8	0.5	30.4	0.4
Asset-backed	908.2	12.2	896.5	12.7
Agency mortgage-backed securities	22.2	0.3	21.4	0.3
Total Fixed Income Securities — Trading	1,485.7	20.0	1,475.5	20.9
Total other investments, equity method	7.6	0.1	6.2	0.1
Total other investments (1)	209.3	2.8	221.3	3.1
Total catastrophe bonds — trading	1.6	—	2.9	0.1
Privately-held investments — Trading
Commercial mortgage loans	274.9	3.7	312.1	4.5
Middle market loans and other private debt	84.8	1.1	106.9	1.5
Asset-backed securities	82.9	1.1	66.8	0.9
Global corporate securities	14.4	0.2	15.0	0.2
Equity securities	—	—	6.6	0.1
Short-term investments	18.0	0.2	25.6	0.4
Total Privately-held investments — Trading	475.0	6.3	533.0	7.6
Total privately-held investments — available for sale	14.9	0.2	—	—
Total short-term investments — available for sale	93.6	1.3	52.0	0.7
Total short-term investments — trading	2.1	—	6.3	0.1
Total cash and cash equivalents	1,028.1	13.8	959.2	13.6
Total Cash and Investments	$7,440.5	100.0%	$7,045.0	100.0%
Net (payable)/receivable for securities (purchased)/ sold (2)	$(13.3)		$6.6
Accrued interest receivable (3)	51.9		44.9
Total Investable Assets	$7,479.1		$7,096.5
__________________
(1)     Total other investments represents our investments in investment funds. For further information refer to Item 18, Note 4 of our consolidated financial statements, “Investments.”

(2)    Net (payable)/receivable for securities (purchased)/sold consists of a payable for securities purchased of $22.3 million (December 31, 2022 — $6.9 million) and a receivable for securities sold of $9.0 million (December 31, 2022 — $13.5 million). The receivable for securities sold is included within other assets on the consolidated balance sheet.
(3)    Accrued interest receivable is included within other assets on the consolidated balance sheet.
As at December 31, 2023, the Company had no investments in equity securities as part of the Company’s strategic asset allocation (2022 — $6.6 million).
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
Valuation of Other Investments. The Company’s other investments represent our investments in investment funds. Adjustments to the fair values are made based on the net asset value of the investments. The net valuation criteria established by the manager of such investments are established in accordance with the governing documents and the asset manager’s valuation guidelines, which include: the discounted cash flow method and the performance multiple approach, which uses a multiple derived from market data of comparable companies or assets to produce operating performance metrics. Alternative valuation methodologies may be employed for investments with unusual characteristics.
Valuation of Privately-held Investments. Privately-held investments are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are largely determined using discounted cash flow models. Investment valuations are performed by an independent valuation vendor which includes an assessment of the reasonableness of the discount rate being used. These models include inputs that are specific to each investment. The inputs used in the fair value measurements include dividend or interest rates and appropriate discount rates. The selection of an appropriate discount rate is judgmental and is the most significant unobservable input used in the valuation of these securities. A significant increase (decrease) in this input in isolation could result in significantly lower (higher) fair value measurement for privately-held investments. In order to assess the reasonableness of the inputs in the discounted cash flow models, the Company maintains an understanding of current market conditions and issuer specific information that may impact future cash flows.
Credit Losses on Available for Sale Debt Securities. Credit losses are recognized through an allowance account for available for sale debt securities, thereby permitting reversals of previously recognized credit losses through net income in the period they occur. Write-offs (of any previously recognized allowance for credit losses) are recorded when amounts are deemed uncollectible, or Aspen intends to sell (or more likely than not will be required to sell) the debt security before recovery of the amortized cost basis. The amortized cost basis will be written down to the debt securities fair value through earnings. Credit losses are limited to the difference between the debt securities amortized cost basis and fair value (‘fair-value floor’). Any decline in the debt securities fair value below the amortized cost basis that is not a result of a credit loss is recorded through other comprehensive income, net of applicable taxes. The allowance for credit losses of a security may be increased or reversed upon a change in credit position with the change reflected in net income.
The credit loss models employ a discounted cash flow approach to evaluate whether a credit loss exists at the individual security level and are reviewed at each reporting period. This analysis excludes investments in U.S. Government/Agency bonds and U.S. Government Agency mortgage-backed securities due to being of ‘high credit quality’ based on the absence of risk. For any available for sale debt securities that were initially purchased with credit deterioration (PCD), the amortized cost basis shall be considered to be the purchase price, plus any allowance for credit losses. Estimated credit losses shall be discounted at the rate that equates the present value of the purchaser’s estimate of the security’s future cash flows with the purchase price of the asset. As at December 31, 2023 we recognized a credit loss provision of $2.9 million (2022 —$7.7 million), realizing a gain of $4.8 million within the twelve months ended December 31, 2023.
For further discussion, refer to Item 18, Note 2(c) of our consolidated financial statements, “Basis of Presentation and Significant Accounting Policies — Accounting for Investments, Cash and Cash Equivalents.”

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
Reserves by segment.  As at December 31, 2023, we had total net loss and loss adjustment expense reserves of $3,232.8 million (December 31, 2022 — $2,813.2 million). This amount represented our best estimate of the ultimate liability for payment of losses and loss adjustment expenses. Of the total gross reserves for unpaid losses of $7,810.6 million at the balance sheet date of December 31, 2023, a total of $4,695.1 million, or 60.1%, represented IBNR claims (December 31, 2022 — $4,323.1 million and 56.1%, respectively). The following tables analyze gross and net loss and loss adjustment expense reserves by business segment as at December 31, 2023 and 2022, respectively:

	As at December 31, 2023
Business Segment	Gross	Reinsurance Recoverable	Net
	($ in millions)
Reinsurance	$3,129.3	$(1,756.2)	$1,373.1
Insurance	4,681.3	(2,821.6)	1,859.7
Total losses and loss expense reserves	$7,810.6	$(4,577.8)	$3,232.8

	At December 31, 2022
Business Segment	Gross	Reinsurance Recoverable	Net
	($ in millions)
Reinsurance	$3,350.5	$(1,989.8)	$1,360.7
Insurance	4,360.4	(2,907.9)	1,452.5
Total losses and loss expense reserves	$7,710.9	$(4,897.7)	$2,813.2

Within reinsurance recoverables we have recognized $1,627.4 million of recoverables on the LPT as at December 31, 2023 (December 31, 2022 — $2,132.0 million).
The gross reserves may be further analyzed between outstanding claims and IBNR as at December 31, 2023 and 2022 as follows:

	As at December 31, 2023
	Gross Case Reserves	Gross IBNR	Gross Reserve	% IBNR
	($ in millions, except for percentages)
Reinsurance	$1,487.3	$1,642.0	$3,129.3	52.5%
Insurance	1,628.2	3,053.1	4,681.3	65.2%
Total losses and loss expense reserves	$3,115.5	$4,695.1	$7,810.6	60.1%

	As at December 31, 2022
	Gross Case Reserves	Gross IBNR	Gross Reserve	% IBNR
	($ in millions, except for percentages)
Reinsurance	$1,750.9	$1,599.6	$3,350.5	47.7%
Insurance	1,636.9	2,723.5	4,360.4	62.5%
Total losses and loss expense reserves	$3,387.8	$4,323.1	$7,710.9	56.1%

Prior year loss reserves.  For the twelve months ended December 31, 2023, there was an overall increase in our estimate of ultimate net claims to be paid in respect of prior accident years. An analysis of this overall net increase/(decrease) by business segment is as follows for each of the twelve months ended December 31, 2023, 2022 and 2021:

	Twelve Months Ended December 31,
Business Segment	2023	2022	2021
	($ in millions)
Reinsurance	$(14.5)	$(58.8)	$(134.4)
Insurance	75.3	86.9	179.5
Total losses and loss expense reserves changes	$60.8	$28.1	$45.1

For the twelve months ended December 31, 2023. The analysis of the development by each segment is as follows:
Reinsurance. Net reserve releases of $14.5 million in 2023, due to adverse reserve development on post-LPT accident years of $5.7 million and the favorable impact of the LPT of $20.2 million.
Insurance. Net adverse reserve development of $75.3 million in 2023, due to adverse prior year development on post-LPT accident years of $26.6 million and the unfavorable movement of $48.7 million due to the impact of the LPT and retroactive accounting by deferring the gains on the contract over the settlement period.
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
We did not make any significant changes in methodologies used in our reserving process between 2022 and 2023.

Reinsurance Premiums Payable
Reinsurance Premiums Payable.  As at December 31, 2023, we had reinsurance premiums payables totaling $1,416.6 million compared to $1,980.1 million at December 31, 2022, a decrease of $563.5 million, primarily driven by the reduction in the fund withheld balance in regards to the LPT contract with Enstar.
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
Property treaty pro rata contributed significantly to our reinsurance segment where we wrote $243.4 million in gross written premium in 2023 (2022 — $294.9 million), or 16.0% (2022 — 16.3%) of the gross written premiums in our reinsurance segment, of which $42.6 million was estimated (2022 — $22.4 million) and $200.8 million was reported by the cedants (2022 — $272.5 million). Excluding the impact of costs, such as reinsurance premiums and operating expenses, we estimate that the impact of a $1.0 million increase/decrease in our estimated gross written premiums in our property treaty pro rata business would increase/decrease net income before tax by approximately $0.3 million for the year ended December 31, 2023 (2022 — $0.1 million increase/decrease).
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
Aspen Holdings’ principal sources of liquidity include (i) cash, cash equivalents and investments, (ii) dividends, capital distributions and interest payments from our Operating Subsidiaries and (iii) our availability under our revolving credit facility and letter of credit facilities. As at December 31, 2023, Aspen Holdings held $87.1 million (December 31, 2022 — $84.9 million) of cash, cash equivalents and investments. Our Operating Subsidiaries collectively paid dividends to Aspen Holdings of $364.4 million and $121.7 million for the twelve months ended December 31, 2023 and 2022, respectively. As at December 31, 2023, we had approximately $724 million of availability for borrowings under our revolving credit facility and letter of credit facilities (December 31, 2022 — $664 million). Management considers the current cash and cash equivalents, together with dividends declared or expected to be declared by subsidiary companies and our credit facilities, sufficient to appropriately satisfy planned and expected liquidity requirements of Aspen Holdings during 2024 and in light of liquidity projections for the period thereafter. Aspen Holdings’ liquidity depends on dividends, capital distributions and interest payments from our Operating Subsidiaries. Aspen Holdings also has recourse to the credit facility described under “Letter of Credit Facilities” below.
The ability of our Operating Subsidiaries to pay dividends or other distributions is subject to the laws and regulations applicable to each jurisdiction, as well as the Operating Subsidiaries’ need to maintain capital requirements adequate to maintain their insurance and reinsurance operations and their financial strength ratings issued by independent rating agencies. We do not expect to suffer tax on foreign earnings since our significant source of earnings outside of Bermuda is the U.K. and no taxes are imposed on profits repatriated from the U.K. to Bermuda. For a further discussion of the various restrictions on our ability and our Operating Subsidiaries’ ability to pay dividends, refer to Item 4, “Business Overview — Regulatory Matters.” For a discussion of the volatility and liquidity of our other investments, refer to Item 3D, “Risk Factors — Market and Liquidity Risks,” and for a discussion of the impact of insurance losses on our liquidity, refer to Item 3D, “Risk Factors — Insurance Risks” and Item 18, Note 14 of our consolidated financial statements, “Statutory Requirements and Dividend Restrictions.”
Operating Subsidiaries. As at December 31, 2023, the Operating Subsidiaries held $1,073.8 million (December 31, 2022 — $869.1 million) in cash and short-term investments that are readily realizable securities. Management monitors the value, currency and duration of cash and investments held by the Operating Subsidiaries to ensure they are able to meet their insurance and other liabilities as they become due and was satisfied that there was a comfortable margin of liquidity as at December 31, 2023 and for the foreseeable future.
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

We ensure that sufficient cash and short-term investments are held to enable us to meet potential claims without liquidating long term investments and adversely affecting our investment return.
We manage these risks by making regular forecasts of the timing and amount of expected cash outflows and ensuring that we maintain sufficient balances in cash and short-term investments to meet these estimates. Notwithstanding this policy, if these cash flow forecasts are incorrect, we could be forced to liquidate investments prior to maturity, potentially at a significant loss. Historically, we have not had to liquidate investments at a material loss to maintain sufficient levels of liquidity.
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
The liquidity of our Operating Subsidiaries is also affected by the terms of our contractual obligations to policyholders and by undertakings to certain regulatory authorities to facilitate the issue of letters of credit or maintain certain balances in trust funds for the benefit of policyholders, or restricted for other reasons. The following table shows the forms of collateral or other security provided in respect of these obligations and undertakings as at December 31, 2023 and December 31, 2022:

	As at December 31, 2023	At December 31, 2022
	($ in millions, except percentages)
Regulatory trusts and deposits:
Affiliated transactions	$660.8	$707.1
Third party	2,714.4	2,817.7
Letters of credit / guarantees	172.0	471.3
Total restricted assets (excluding illiquid assets)	3,547.2	3,996.1
Other investments — illiquid assets	209.3	221.3
Total restricted assets and illiquid assets	$3,756.5	$4,217.4
Total as percent of cash and invested assets	50.2%	59.4%
Refer to Item 18, Note 21(a), “Commitments and Contingent Liabilities — Restricted Assets” of our consolidated financial statements for further detail on our trust fund balances which we are required to maintain in accordance with contractual obligations to policyholders and in compliance with regulatory requirements.
Consolidated cash flows for the twelve months ended December 31, 2023 and December 31, 2022:

	Twelve Months Ended December 31,
	2023	2022
	(in millions)

Cash flows from operating activities	$324.7	$(55.0)
Cash flows from investing activities	(172.2)	(196.5)
Cash flows from financing activities	(90.2)	(84.6)
Effect of exchange rate movements on cash and cash equivalents	6.6	(18.8)
Increase/(decrease) in cash and cash equivalents	68.9	(354.9)
Cash and cash equivalents at beginning of period	959.2	1,314.1
Cash and cash equivalents at end of period	$1,028.1	$959.2
Total net cash flow provided by operations for the twelve months ended December 31, 2023 was $324.7 million, a $379.7 million increase in cash flow from the equivalent period in 2022. The increase in cash generated through operating activities was mainly due to improved underwriting performance, an improvement on the returns generated by our investment portfolio, and a decrease in reinsurance recoverables for payments made on gross claims and not yet collected from the reinsurer. We paid net claims of $1,173.0 million in 2023 and utilized net cash of $172.2 million for investing during the period.
Cash flow from financing activities were an outflow of $90.2 million, due to the payment of ordinary and preference share dividends. At December 31, 2023, we had a balance of cash and cash equivalents of $1,028.1 million.

Total net cash flow used in operations for the twelve months ended December 31, 2022 was $55.0 million, a $579.7 million decrease in cash used from the equivalent period in 2021. The decrease in cash used in operations for the twelve months ended December 31, 2022 was mainly due to an increase in reinsurance recoverables, for payments made on gross claims and not yet collected from the reinsurer, and the repayment of our credit facility. We paid net claims of $1,291.1 million in 2022, and utilized cash of $196.5 million from investing during the period. Cash flow from financing activities were an outflow of $84.6 million, due to the payment of ordinary and preference share dividends.
Capital Resources
We maintain our capital at an appropriate level as determined by our internal risk appetite and the financial strength required by our customers, regulators and rating agencies, sufficient to address such capital requirements during 2024 and in light of projected capital requirements for the period thereafter. We monitor and review the Aspen Group and the Operating Subsidiaries’ capital and liquidity positions on an ongoing basis. The following table shows our capital structures as at December 31, 2023 compared to December 31, 2022:

	As at December 31, 2023	At December 31, 2022
	($ in millions)
Share capital, additional paid-in capital, retained income and accumulated other comprehensive loss	$2,155.0	$1,604.5
Preference shares (net of issue costs)	753.5	753.5
Long-term debt	300.0	—
Short-term debt	—	299.9
Total capital	$3,208.5	$2,657.9

As at December 31, 2023, total shareholders’ equity was $2,908.5 million compared to $2,358.0 million as at December 31, 2022. Our total shareholders’ equity as at December 31, 2023 includes three classes of preference shares with a total value of $753.5 million net of share issuance costs (December 31, 2022 — $753.5 million, three classes of preference shares).
Our preference shares are classified in our balance sheet as equity but may receive a different treatment in some cases under the capital adequacy assessments made by certain rating agencies. Such securities are often referred to as “hybrids” as they have certain attributes of both debt and equity. Management monitors the ratio of the total of debt and hybrids to total capital which was 32.8% as of December 31, 2023 (December 31, 2022 — 39.6%). Total capital is defined as being shareholders’ equity plus outstanding debt.
On July 26, 2023, the Company entered into a $300.0 million term loan facility at a borrowing rate of Term SOFR plus an applicable margin (ranging from 1.13% to 1.75% based on the Company’s credit ratings and 1.38% as of December 31, 2023) and a SOFR adjustment of 0.10% pursuant to the Term Loan Credit Agreement. On November 9, 2023, the Company drew down $300.0 million on the 2026 Term Loan due November 9, 2026 and the proceeds were used to redeem the 2023 Senior Notes. Subject to applicable law, the 2026 Term Loan will be the senior unsecured obligations of Aspen Holdings and will rank equally in right of payment with all of our other senior unsecured indebtedness from time to time outstanding.
Management monitors the ratio of debt to total capital which was 9.4% as at December 31, 2023 (December 31, 2022 — 11.3%).
There were no principal capital management transactions during 2023 or 2022, save in relation to the 2026 Term Loan. For further details, refer to Item 10 (“Additional Information”) - Part C (“Material Contracts - “2026 Term Loan”). Additionally, during the twelve months ended December 31, 2023, we paid aggregate dividends of $40.3 million on our ordinary shares to Parent.
Access to capital.  Our business operations are in part dependent on our financial strength, the opinions of the independent rating agencies thereof as discussed elsewhere in this report and the market’s perception thereof, as measured by total shareholders’ equity, which was $2,908.5 million as at December 31, 2023 (December 31, 2022 — $2,358.0 million). Our ability to access the capital markets is dependent on, among other things, our operating results, market conditions and our perceived financial strength. We regularly monitor our capital and financial position, as well as investment and securities market conditions, both in general and with respect to Aspen Holdings’ securities. Our preference shares and depositary shares are listed on the NYSE.
Letter of Credit Facilities. Refer to Item 18, Note 24 of our consolidated financial statements, “Credit Facility and Long-term Debt” for discussion of our credit agreements and letter of credit facilities.

C. Research and Development, Patents and Licenses, etc.
Not applicable.
D. Trend Information
During 2023, the (re)insurance market has experienced significant rate increases across a number of classes of business. Underlying underwriting conditions, including increased natural catastrophe activity and sustained higher inflation, alongside tighter (re)insurance capacity, means we expect insurance pricing to remain favorable. We believe Aspen is well placed to take advantage of the current market environment. We have proactively managed our business to reduce volatility and our underwriting portfolio is well diversified by class and geography, supported by a strong capital position and a clear focus on cost management and operational efficiency. We remain focused on sustainable growth, optimizing our underwriting returns and prudentially managing catastrophe risk.
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
•the cost of claims reported to us but not yet paid, known as case reserves (“case reserves”);
•reserves to cover the anticipated cost of IBNR claims. Within this, we also include the potential development of reported claims; and
•the expenses associated with settling claims, including legal and other fees and the general expenses of administering the claims adjustment process, known as the loss adjustment expenses (“LAE”).
Case Reserves.  For reported claims, reserves are established on a case-by-case basis within the parameters of coverage provided in the insurance policy or reinsurance agreement. The method of establishing case reserves for reported claims differs among our operations. With respect to our insurance operations, we are advised of potential insured losses and our claims handlers’ record reserves for the estimated amount of the expected indemnity settlement, loss adjustment expenses and cost of defence where appropriate. The reserve estimate reflects the judgment of the claims personnel and is based on claim information obtained to date, general reserving practices, the experience and knowledge of the claims personnel regarding the nature of the specific claim and where appropriate and available, advice from legal counsel, loss adjusters and other claims experts.
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
IBNR Reserves.  The need for IBNR reserves arises from time lags between when a loss occurs and when it is actually reported and settled. By definition, we do not have specific information on IBNR claims so they need to be estimated by actuarial methodologies. IBNR reserves are therefore generally calculated at a class of business level and cannot generally be identified as reserves for a particular loss or contract. We calculate IBNR reserves by class of business within each line of business. Where appropriate, analyses may be conducted on sub-sets of a class of business. IBNR reserves are calculated by projecting our ultimate losses on each class of business and subtracting paid losses and case reserves. IBNR reserves also cover the anticipated cost of claims incurred but not reported, within this we also include any potential development of reported claims. Over recent years, we have begun to place greater reliance on our actual actuarial experience for our long-tail lines of business that we have written since our inception in 2002. We believe that our earliest accident years are now capable of providing us with meaningful actuarial indications. Estimates and judgments for new insurance and reinsurance lines of business are more difficult to make than those made for more mature lines of business because we have more limited historical information through December 31, 2023.
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
In addition to these methodologies, our actuaries may use other approaches depending upon the characteristics of the class of business and available data. In addition, as required pursuant to Bermuda law, we have appointed a third party as loss reserve specialist for Aspen Bermuda Limited and as group actuary in relation to Aspen Holdings, in each case to provide an external view on the Company’s reserves.
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
As at December 31, 2023, the Reserve Committee was chaired by the Group Chief Actuarial Officer and its membership includes members of senior management from various functions of the business.
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
•the effects of inflation, which rose rapidly over 2022 and 2023;
•changes in the mix of business;
•the impact of large losses; and
•changes in our cedants’ reserving methodologies.
These factors are incorporated in the management’s best estimate of reserves. We take all reasonable steps to ensure that we utilize all appropriate information and actuarial techniques in establishing our IBNR reserves. However, given the uncertainty in establishing claims liabilities, it is likely that the final outcome will prove to be different from the original provision established at the balance sheet date. Changes to our previous estimates of prior period loss reserves impact the reported calendar year underwriting results by worsening our reported results if the prior year reserves prove to be deficient or improving our reported results if the prior year reserves prove to be redundant. As at December 31, 2023, a 5% change in the gross reserve for IBNR losses would have equated to a change of approximately $234.8 million (2022 — $216.2 million) in loss reserves.
A 5% change in our net loss reserves equates to $161.6 million and represents 5.6% of shareholders’ equity as at December 31, 2023.
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
Management’s best estimate of the net reserve for losses and loss expenses as at December 31, 2023 was $3,232.8 million. The following tables show the effect on estimated net reserves for losses and loss expenses as at December 31, 2023 of a change in two of the most critical assumptions in establishing reserves: (i) loss emergence patterns, accelerated or decelerated by three and six months; and (ii) expected loss ratios varied by plus or minus five and ten percent. Accelerated loss emergence patterns indicates a higher development percentage of losses, therefore requiring lower IBNR than previously expected and hence resulting in a lower ultimate.
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

Net reserve for losses and loss expenses as at December 31, 2023 — Sensitivity to loss emergence patterns

Change in assumption	Reserve for losses and loss expenses
($ in millions)
Six month acceleration	$3,020.1
Three month acceleration	$3,120.0
No change (selected)	$3,232.8
Three month deceleration	$3,366.4
Six month deceleration	$3,534.1

Net reserve for losses and loss expenses as at December 31, 2023 — Sensitivity to expected loss ratios

Change in assumption	Reserve for losses and loss expenses
($ in millions)
10% favorable	$2,994.4
5% favorable	$3,085.3
No change (selected)	$3,232.8
5% unfavorable	$3,380.3
10% unfavorable	$3,471.2

The most significant variance in the above scenarios (i.e., a 10% unfavorable movement in expected loss ratios) would have the effect of increasing losses and loss expenses by $238.4 million.
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
Recoverability of Deferred Tax Asset
In assessing the recoverability of deferred tax assets, and the recognition/de-recognition of associated valuation allowances, the Company considered a number of factors that required significant judgement, such as successive years of achieving three-year cumulative net taxable income, recent operating trends, growth and profitability forecasts, premium and investment return assumptions, etc. when making its determination. At December 31, 2023, the valuation allowance reflects management’s assessment that it is more likely than not that the deferred tax assets in the U.K. operating subsidiaries will not be realized. Management believe that the deferred tax assets of the U.S. and Bermuda operating subsidiaries will more likely than not be fully utilized over time, and therefore no valuation allowance has been recognized in the U.S. and Bermuda operating subsidiaries.
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
The Company considers securities, other financial instruments, privately-held investments and derivative insurance contracts subject to fair value measurement whose valuation is derived by internal valuation models to be based largely on unobservable inputs. Unobservable inputs are assumptions used by the Company using the best available information at the time of making these valuation assumptions. Level 3 financial instruments have the least use of observable market inputs used to determine fair value. As at December 31, 2023, the Company classified privately-held investments of $489.9 million as Level 3 as a result of significant unobservable inputs used to determine fair value (2022 — $533.0 million).
Privately-held investments are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using discounted cash flow models. These models include inputs that are specific to each investment. The inputs used in the fair value measurements include dividend or interest rates and appropriate discount rates. The selection of an appropriate discount rate is judgmental and is the most significant unobservable input used in the valuation of these securities. A significant increase (decrease) in this input in isolation could result in significantly lower (higher) fair value measurement for privately-held investments. In order to assess the reasonableness of the inputs the Company uses in the discounted cash flow models, the Company maintains an understanding of current market conditions, issuer specific information that may impact future cash flows as well as collaboration with independent vendors for most securities to assess the reasonableness of the discount rate being used.
The Company’s other investments represent our investments in investment funds. Adjustments to the fair values are made based on the net asset value of the investments. The net valuation criteria established by the manager of such investments are established in accordance with the governing documents and the asset manager’s valuation guidelines, which include: the discounted cash flows method and the performance multiple approach, which uses a multiple derived from market data of comparable companies or assets to produce operating performance metrics. Alternative valuation methodologies may be employed for investments with unusual characteristics.
See also “Quantitative and Qualitative Disclosures about Market Risk” in Item 11 of this report for further details on interest rate and credit spread risk and a sensitivity analysis of interest rate on the valuation of the Company’s investments.

F. Tabular Disclosure of Obligations
The following table summarizes our obligations (other than our obligations to employees) under long-term debt, operating leases (net of subleases) and reserves relating to insurance and reinsurance contracts as at December 31, 2023:

	2024	2025	2026	2027	2028	Later Years	Total
	($ in millions)
Operating lease obligations	$15.4	$15.1	$14.3	$12.8	$12.7	$32.4	$102.7
Long-term debt obligations	—	—	300.0	—	—	—	300.0
Long-term debt obligations, annual interest (1)	20.5	20.5	17.1	—	—	—	58.1
Reserves for losses and LAE (2)	1,732.0	1,301.0	1,029.0	804.0	615.0	2,329.6	7,810.6
Total	$1,767.9	$1,336.6	$1,360.4	$816.8	$627.7	$2,362.0	$8,271.4
__________________
(1)    The long-term debt accrues interest at a variable rate of Term Secured Overnight Financing Rate plus an applicable margin. In estimating our annual interest obligation on our long-term debt, the borrowing rate as of December 31, 2023 has been used.
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
For a detailed description of our operating lease obligations, refer to Item 18, Note 19 of our consolidated financial statements, “Operating Leases.”
G. Safe Harbor
Cautionary Statement Regarding Forward-Looking Statements
This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are made pursuant to the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. Forward-

looking statements include all statements that do not relate solely to historical or current facts. In particular, statements that use the words such as “believe,” “anticipate,” “expect,” “assume,” “objective,” “target,” “plan,” “estimate,” “project,” “seek,” “will,” “may,” “aim,” “likely,” “continue,” “intend,” “guidance,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations and similar terminology and words of similar import generally involve forward-looking statements.
The inclusion of forward-looking statements in this report should not be considered as a representation by us or any other person that our current objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those addressed by the forward-looking statements, including the following:

•The occurrence, timing and results of, and market reaction to, our Initial Public Offering;
•the occurrence of natural disasters and other catastrophic events;
•global climate change;
•war, terrorism and political unrest, government action that is hostile to commercial interests and from sovereign, sub-sovereign and corporate defaults;
•emerging claim and coverage issues in our business and social inflation;
•cyclical changes in the insurance and reinsurance industries;
•our reinsurers may not reimburse us for claims on a timely basis, or at all;
•the reliance on third parties for the assessment and pricing of individual risks;
•the failure of any risk management and loss limitation methods we employ;
•the reinsurance that we purchase may not always be available on favorable terms or we may choose to retain a higher proportion of particular risks compared to previous years;
•actual claims exceeding our loss reserves;
•economic inflation;
•increases in the frequency and severity of cyber-attacks on our policyholders;
•interest rate risk, credit risk, real estate related risks, market risk, servicing risk, loss from catastrophic events and other risks;
•adverse developments affecting the financial services industry and the potential contagion impact to, and resulting stress on, the financial services sector generally;
•failing to realize profits from or losing some or all of the principal amount of our invested assets if we are required to sell our invested assets at a loss to meet our insurance, reinsurance or other obligations;
•volatility and uncertainty in general economic conditions and in financial and mortgage markets;
•the determination of the amount of allowances and impairments taken on our investments;
•currency fluctuations that we may not be effective at mitigating;
•the failure of policyholders, brokers or other intermediaries or reinsurers to honor their payment obligations;
•competition and consolidation in the (re)insurance industry;
•a decline in any of the ratings of our Operating Subsidiaries could adversely affect our standing among brokers and customers and cause our premiums and earnings to decrease;
•increasing scrutiny and evolving expectations from investors, customers, regulators, policymakers and other stakeholders regarding environmental, social and governance matters;
•future acquisitions, growth of our operations through the addition of new lines of (re)insurance business, expansion into new geographic regions and/or joint ventures or partnerships;
•the loss of business provided by brokers that account for a large portion of our insurance and reinsurance revenues;
•our management of alternative reinsurance platforms on behalf of investors in any entities ACM manages or could manage in the future;
•the inability to obtain additional capital or to only obtain capital on unfavorable terms;
•our debt, credit and ISDA agreements may limit our financial and operational flexibility;
•political, regulatory, governmental and industry initiatives;
•changes in regulations that adversely affect the U.S. mortgage insurance and reinsurance market;
•the United Kingdom’s withdrawal from the European Union;
•changes in Bermuda law and regulations, and the political environment in Bermuda;

•changes in current accounting practices and future pronouncements;
•our internal controls over financial reporting have gaps or other deficiencies;
•the loss of one or more of our senior underwriters or other members of our senior management team or an inability to attract and retain senior staff;
•third-party outsourced service providers failing to satisfactorily perform certain technology and business process functions;
•general employee and third-party litigation risks;
•management turnover;
•the loss of our foreign private issuer or “controlled company” status;
•the execution of internal processes to maintain our operations and the operational risks that are inherent to our business, including those resulting from fraud or employee errors or omissions;
•the failure in our data security and/or technology systems or infrastructure or those of third parties, including those caused by security breaches or cyber-attacks;
•compliance with ever evolving national, federal, state, and international laws relating to the handling of information;
•actual results differing materially from model outputs and related analyses;
•the influence that our controlling shareholder will continue to have over us;
•our holding company structure and certain regulatory and other constraints may limit our ability to pay dividends;
•U.S. persons who own our securities may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation; and
•changes in government regulations or tax laws in jurisdictions where we conduct business.

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
The potential exists after a catastrophe or other large property loss for the development of inflationary pressures in a local economy as the demand for services, such as construction, typically surges. The cost of settling claims may also be increased by global commodity price inflation. We seek to take both these factors into account when setting reserves for any events where we think they may be material. In addition, this risk may be exacerbated by the steps taken by governments and central banks throughout the world in responding to the COVID-19 pandemic and any future pandemics, the impact from the war in Ukraine, global supply chain issues, and, more recently, market instability resulting from the stress on the international financial services industry.
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
We also seek to take into account the projected impact of inflation on the likely actions of central banks in the setting of short-term interest rates and consequent effects on the yields and prices of fixed interest securities. A potentially prolonged high inflationary environment poses a risk to the performance of our investment portfolio or have other adverse effects. In particular, rising inflation, interest rates and bond yields may result in a decrease in the market value of certain of our fixed interest investments. Refer to Item 3D, “Risk Factors — Market and Liquidity Risks — Our investments are subject to interest rate, credit, and real estate related risks, which may adversely affect our net income and may adversely affect the adequacy of our capital” and also to “Risk Factors — Market and Liquidity Risks — We may be adversely impacted by economic inflation and social inflation.”

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
Average equity, a non-GAAP financial measure, is used in calculating ordinary shareholders return on average equity. Average equity is calculated by taking the arithmetic average of total shareholders’ equity on a quarterly basis for the stated periods excluding the average value of preference shares less issue expenses.

	As at December 31,
	2023	2022	2021
	($ in millions)
Total shareholders’ equity	$2,908.5	$2,358.0	$2,774.8
Preference shares less issue expenses	(753.5)	(753.5)	(753.5)
Average adjustment	(336.2)	101.5	55.2
Average equity	$1,818.8	$1,706.0	$2,076.5

Operating return on average equity	20.2%	11.9%	2.4%

Net income, adjusted for preference share dividends, on average equity	26.7%	0.4%	(0.7)%
Net income, adjusted for preference share dividends, on closing equity	22.5%	0.4%	(0.7)%

Operating income is a non-GAAP financial measure. Operating income is an internal performance measure used by Aspen in the management of its operations and represents after-tax operating results. Operating income includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the ADC/LPT contracts with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. Operating income also excludes certain costs related to the LPT contract with Enstar that closed in the second quarter of 2022, net foreign exchange gains or losses, including net realized and unrealized gains and losses from foreign exchange contracts, net realized gains or losses on investments and non-operating expenses and income.

Aspen excludes the items above from its calculation of operating income because we believe they are not reflective of underlying performance or the amount of these gains or losses is heavily influenced by, and fluctuates according to, prevailing investment market and interest rate movements. Aspen believes these amounts are either largely independent of its business and underwriting process, not aligned with the economics of transactions undertaken, or including them would distort the analysis of trends in its operations. In addition to presenting net income determined in accordance with GAAP, Aspen believes that showing operating income enables users of its financial information to analyze Aspen’s results of operations in a manner consistent with how management analyzes Aspen’s underlying business performance. Operating income should not be viewed as a substitute for GAAP net income.

Operating Income Reconciliation	Twelve Months Ended December 31,
	2023	2022	2021
	($ in millions)
Net income/(loss) available to Aspen Insurance Holdings Limited’s ordinary shareholders	$484.8	$6.5	$(14.7)
Add/(deduct) items before tax
Net foreign exchange losses/(gains)	10.1	64.6	(4.1)
Net realized and unrealized investment (gains)/losses	(14.5)	177.6	(8.8)
Non-operating expenses	35.1	36.0	20.6
Impact of the LPT, net of certain costs related to the LPT contract with Enstar	50.5	22.8	58.3
Non-operating income tax (benefit)	(198.4)	(105.2)	(0.7)
Operating income	$367.6	$202.3	$50.6

Retention ratio is calculated by dividing net written premiums by gross written premiums.

	Twelve Months Ended December 31, 2023			Twelve Months Ended December 31, 2022
Retention ratio	Reinsurance	Insurance	Total	Reinsurance	Insurance	Total
	($ in millions)			($ in millions)
Gross written premium	$1,521.0	$2,446.6	$3,967.6	$1,807.0	$2,531.7	$4,338.7
Net written premium	$1,098.0	$1,483.9	$2,581.9	$1,426.4	$1,469.6	$2,896.0
Retention ratio	72.2%	60.7%	65.1%	78.9%	58.0%	66.7%

General Insurance:

Underwriting result or income/ loss is a non-GAAP financial measure. Income or loss for each of the business segments is measured by underwriting income or loss. Underwriting income or loss is the excess of net earned premiums over the underwriting expenses. Underwriting expenses are the sum of losses and loss adjustment expenses, acquisition costs and general and administrative expenses. Underwriting income or loss provides a basis for management to evaluate the segment’s underwriting performance.

Adjusted losses and loss adjustment expenses is a non-GAAP financial measure. It is the sum of current accident year losses, catastrophe losses and prior year reserve strengthening/(releases) post LPT years. Adjusted losses and loss adjustment expenses excludes the change in the deferred gain on retroactive reinsurance contracts and represents the performance of our business for accident years 2020 onwards, which management believes reflects the underlying underwriting performance of the ongoing business.

Adjusted underwriting income or loss is a non-GAAP financial measure. It is the underwriting profit or loss adjusted for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the ADC/LPT contracts with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. Adjusted underwriting income or loss also excludes certain costs related to the LPT contract with Enstar that closed in the second quarter of 2022. Adjusted underwriting income represents the performance of our business for accident years 2020 onwards, which management believes reflects the underlying underwriting performance of the ongoing portfolio.

Along with most property and casualty insurance companies, we use the loss ratio, the expense ratio and the combined ratio as measures of underwriting performance. These ratios are relative measurements that describe, for every $100 of net earned premiums, the amount of losses and loss adjustment expenses, and the amount of other underwriting expenses that would be incurred. A combined ratio of less than 100 indicates an underwriting profit and a combined ratio of over 100 indicates an underwriting loss.

Combined ratio is the sum of the loss ratio and expense ratio. The loss ratio is calculated by dividing losses and loss adjustment expenses by net earned premiums. The expense ratio is calculated by dividing the sum of acquisition costs and general and administrative expenses, by net earned premiums.

Adjusted combined ratio is a non-GAAP financial measure. It is the sum of the adjusted loss ratio and the expense ratio. The adjusted loss ratio is calculated by dividing the adjusted losses and loss adjustment expenses by net earned premiums. The expense ratio is calculated by dividing the sum of acquisition costs and general and administrative expenses, by net earned premium.

Combined ratios differ from U.S. statutory combined ratios primarily due to the deferral of certain third-party acquisition expenses for GAAP reporting purposes and the use of net earned premiums rather than net written premiums in the denominator when calculating the acquisition cost and the general and administrative expense ratios.

Adjusted Combined Ratio	Twelve Months Ended December 31,
(in US$ millions except where stated)	2023	2022	2021

Net earned premium	$2,614.5	$2,688.7	$2,410.5

Current accident year net losses and loss expenses	1,372.1	1,345.1	1,321.5
Catastrophe losses	120.1	306.8	326.7
Prior year reserve development, post LPT years	32.3	13.0	(13.2)
Adjusted losses and loss adjustment expenses	1,524.5	1,664.9	1,635.0
Impact of the LPT	28.5	15.1	58.3
Losses and loss adjustment expenses	1,553.0	1,680.0	1,693.3
Acquisition costs	380.2	431.8	414.1
General and administrative expenses	354.5	386.5	333.1
Underwriting expenses	$2,287.7	$2,498.3	$2,440.5

Underwriting income/(loss)	$326.8	$190.4	$(30.0)

Combined ratio	87.5%	93.0%	101.2%

Adjusted underwriting income (1)	$355.3	$205.5	$28.3
Adjusted combined ratio (1)	86.4%	92.4%	98.8%
____________
(1) The adjusted underwriting income and adjusted combined ratio remove the impact of the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT/ADC contracts with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. The adjusted underwriting income and adjusted combined ratio represent the performance of our business for accident years 2020 onwards, which management believes reflects the underlying underwriting performance of the ongoing portfolio.

Item 6.        Directors, Senior Management and Employees
A. Directors and Executive Officers
The following are the directors and executive officers (as contemplated by SEC rules and regulations) of the Company as of the date of this report.

Name	Position with the Company	Date Appointed to Role
Directors
Mark Cloutier	Director, Executive Chair, Group Chief Executive Officer	February 2019
David Altmaier *	Director, Member of the Risk, Audit and Conflicts Committees	March 2023
Albert J. Beer *	Director, Chair of the Conflicts Committee, Member of Audit, Investment and Risk Committees	July 2019(1)
Theresa Froehlich *	Director, Chair of Risk Committee	June 2020
Alexander Humphreys ^	Director, Member of Risk Committee	February 2019
Richard Lightowler *	Director, Chair of Audit Committee, Member of Conflicts Committee	December 2020
Gernot Lohr ^	Director	February 2019
Tammy L. Richardson-Augustus *	Director, Chair of Investment Committee	March 2021
Michael Saffer ^	Director, Member of Risk and Investment Committees	February 2019
Executive Officers
Mark Cloutier	Director, Executive Chair and Group Chief Executive Officer	February 2019
David Amaro	Group General Counsel & Company Secretary	January 2023
Christopher Coleman	Group Chief Financial Officer	October 2021
Christian Dunleavy	Group Chief Underwriting Officer	January 2022
Bruce Eisler	Chief Underwriting Officer - Insurance	June 2020
Rob Houghton	Group Chief Operating Officer	January 2022
Aileen Mathieson	Group Chief Investment Officer	November 2021
Mark Pickering	Group Chief Capital Management Officer & Group Treasurer	September 2015
Brian Tobben	Chief Executive Officer of Aspen Capital Partners	May 2021
John Welch	Chief Underwriting Officer - Reinsurance	June 2023
(1) Mr. Beer previously served as a Director of the Company from February 4, 2011 until February 15, 2019. * Independent, Non-Executive Director ^ Non-Executive Director

Biographical information
Directors:
•Mark Cloutier, Executive Chair & Group Chief Executive Officer
Mark Cloutier was appointed Executive Chair and Group Chief Executive Officer of Aspen in February 2019. He had previously been Executive Chairman of the Brit Group, a Lloyd's of London insurer, since January 2017 and prior to this, he was Chief Executive Officer of the Brit Group from October 2011 following its acquisition by Apollo and certain other private equity firms. As Chief Executive Officer of the Brit Group, Mr. Cloutier led a major restructuring of Brit’s global business, the successful listing on the London Stock Exchange through an initial public offering in 2014 as well as the subsequent acquisition of the business by Fairfax Financial Holdings in 2015.

With over 35 years' experience working in the international insurance and reinsurance sector in multiple jurisdictions including Canada, the United States, the United Kingdom, Bermuda, continental Europe, Asia, China and South Africa, Mr. Cloutier has held a number of senior executive positions, including Chief Executive Officer of the Alea Group, Chief Executive Officer of Overseas Partners Re and President of E.W. Blanch Insurance Services Inc. He served as a member of the Franchise Board and Audit Committee of the Society of Lloyd's between February 2015 and June 2020 and was appointed to the Nomination and Governance Committee in February 2017.

He currently serves on the Board of Overseers of the Maurice R. Greenberg School of Risk Management, Insurance and Actuarial Science in New York and was appointed Deputy Chair of the Association of Bermuda Insurers and Reinsurers (ABIR) in December 2023.

Mr. Cloutier has worked with a variety of private equity investors including Apollo Management International LLP, CVC Capital Partners, Kohlberg Kravis Roberts & Co. L.P. and Fortress Investment Group LLC. He started his career in British Columbia, Canada with Brouwer and company independent loss adjusters before moving on to found his own firm, Maxwell Cloutier Adjusters Ltd.
•David Altmaier, Independent Director and Member of the Risk, Audit and Conflicts Committees
David Altmaier was appointed to the Board in March 2023. Since March 2023, Mr. Altmaier has worked as a consultant at The Southern Group, a full-service lobbying firm. Prior to joining The Southern Group, Mr. Altmaier was the Commissioner of Insurance for the State of Florida from 2016 to 2022. In this role, Mr. Altmaier led the Office of Insurance Regulation (the “OIR”) and worked to cultivate a market in Florida in which insurance products are reliable, available, and affordable. He started at the OIR in 2008, serving in a number of increasingly senior roles, including as Director of Property & Casualty Financial Oversight and, prior to assuming the role of Commissioner, as Deputy Commissioner of Property and Casualty Insurance.

Among other market leadership roles, Mr. Altmaier is a member of Florida’s Blockchain Task Force and, during the COVID-19 pandemic, was selected as a member of Florida’s Re-Open Florida Task Force Industry Working Group on Agriculture, Finance, Government, Healthcare, Management and Professional Services.

Mr. Altmaier has also held multiple leadership positions within The National Association of Insurance Commissioners, most recently as President.
•Albert J. Beer, Independent Director, Chair of the Conflicts Committee and Member of Audit, Investment and Risk Committees
Mr. Beer was appointed to the Board in July 2019 after having previously served on the Board from February 2011 to February 2019. Since July 2014, he has also served as a director of Aspen Bermuda Limited. Mr. Beer previously held various executive roles at American Re-Insurance Corporation/Munich Re America, which included the active supervision of principal financial and accounting officers. Mr. Beer has over 40 years of actuarial and management experience in the insurance industry.

Mr. Beer is the Michael J. Kevany/XL Professor of Risk Management, Insurance and Actuarial Science at The Peter J. Tobin College of Business School of Risk Management, Insurance and Actuarial Science at St. John’s University. Mr. Beer graduated Phi Beta Kappa from Manhattan College with a B.S. in Mathematics and holds an M.A. in Mathematics from the University of Colorado.

•Theresa Froehlich, Independent Director, Chair of the Risk Committee
Ms. Froehlich was appointed to the Board in June 2020. She has over 25 years of management experience in the financial services industry. From 2010 to 2016, Ms. Froehlich held senior roles at Lloyd’s of London, including interim director of performance management, where she was responsible for all commercial aspects of oversight of the marketplace and setting underwriting standards, and also head of underwriting performance. Prior to working at Lloyd’s of London, she worked in Zurich as a Managing Director for Swiss Reinsurance Company Ltd., holding various senior management roles which included portfolio management of structured reinsurance products, driving transformation and strategic initiatives and serving as the Head of Transactions UK at Admin Re.

She currently serves as a Non-executive Director of Aegon U.K. PLC and other companies in that group and has served as a Non-executive Director and Chair of the Audit Committee of Managing Agency Partners Ltd since 2017. From 2017 to 2020, Ms. Froehlich served as a Non-executive Director of Starr International Europe Limited and Starr Managing Agents Limited, where she chaired the Remuneration Committee and was a member of the Audit and Risk and Capital Committees. In addition, Ms. Froehlich has served as the Chair of Aspen Insurance U.K. Limited since November 2019 and as a Non-executive Director of Aspen Managing Agency Limited, where she chaired the Risk Management Committee from November 2019 to June 2022 and the Board since November 2021. Ms. Froehlich started her career as a commercial solicitor in Scotland before moving into mergers and acquisitions and structured finance.

•Alexander Humphreys, Director and Member of the Risk Committee
Mr. Humphreys was appointed to the Board in February 2019. Mr. Humphreys is a Partner at Apollo, which he joined in 2008. Prior to this, Mr. Humphreys worked at Goldman Sachs & Co. LLC on its financial institutions mergers and acquisitions team. Mr. Humphreys also currently serves on the boards of various Apollo portfolio companies, including Athora Holding, Ltd, Catalina Holdings (Bermuda) Ltd., and Miller Homes. He previously served on the board of directors of HD Finance Holdings Limited (parent of Haydock Finance Holdings Limited), Latecoere S.A., Seguradoras Unidas S.A. (parent of Tranquilidade), Luminescence Cooperatief U.A., and Amissima Holdings, S.r.l.

•Richard Lightowler, Independent Director, Chair of the Audit Committee and Member of the Conflicts Committee
Mr. Lightowler was appointed to the Board in December 2020. Mr. Lightowler has over 25 years’ experience in financial services public accounting focused on reinsurance and insurance clients, including non-life and life, primary and reinsurance, run off as well as specialized risk vehicles. He was a Partner at KPMG from 1998 to 2016, where he spent over 16 years serving as global lead audit partner for reinsurance groups listed on the New York and London Stock Exchanges. Mr. Lightowler also served as Head of the KPMG Bermuda Insurance Practice.

Mr. Lightowler has significant private and public equity and debt offering experience and has worked on many cross-border mergers and acquisitions. Mr. Lightowler is currently a Non-Executive Director of Phoenix Re Limited, Hansa Investment Company Limited, Geneva Re Limited and Oakley Capital Investments Limited.

•Gernot Lohr, Director
Mr. Lohr was appointed to the Board in February 2019. Mr. Lohr joined Apollo in May 2007, where he is a Partner and Co-Chair of the Global Financial Institutions Group. Prior to joining Apollo, Mr. Lohr was a founding partner at Infinity Point LLC, Apollo’s joint venture partner for the financial services industry, since 2005.

Before that time, Mr. Lohr spent eight years in financial services investment banking at Goldman Sachs & Co. LLC in New York and also worked at McKinsey & Company and B. Metzler Corporate Finance in Frankfurt.

Currently, Mr. Lohr serves on the board of directors of Athora Holding, Ltd. and Catalina Holdings. Mr. Lohr has previously served on the board of directors of Oldenburgische Landesbank, Seguradoras Unidas, S.A. (f/k/a Companhia de Seguros Tranquilidade, S.A.), Amissima Vita S.p.A., Amissima Assicurazioni S.p.A., Nova Kreditna banka Maribor d.d. and KBS Banka d.d.

Mr. Lohr has a joint Master’s Degree in Economics and Engineering from the University of Karlsruhe, Germany, and he received a Masters of Business Administration from the MIT Sloan School of Management.

•Tammy L. Richardson-Augustus, Independent Director and Chair of the Investment Committee

Ms. Richardson-Augustus was appointed to the Board in March 2021. Ms. Richardson-Augustus has 25 years of legal experience and since 2007 has been a partner and a member of the Bermuda corporate department of Appleby, a leading global provider of offshore legal and fiduciary services. Ms. Richardson-Augustus provides transactional and corporate governance advice to corporate clients (including but not limited to developing a framework of prudent and effective policies for board committees). Ms. Richardson-Augustus maintains a diversified business transactions practice, with emphasis on domestic and international mergers and acquisitions, joint ventures, capital markets and securities, secured and unsecured lending transactions and general corporate governance matters. She has extensive experience working with clients in a wide range of industries, including in energy, oil and gas exploration, and maritime shipping. Ms. Richardson-Augustus currently serves on numerous boards including on the regulatory board (Bermuda Monetary Authority), statutory board (Bermuda Deposit Insurance Corporation) and on the board of Polaris (a company listed on the Bermuda Stock Exchange) and is a member of the Bermuda Bar Association and is a justice of the peace.

•Michael Saffer, Director and Member of the Risk and Investment Committees
Mr. Saffer was appointed to the Board in February 2019. Mr. Saffer joined Apollo in 2015, where he is a Principal in the London Private Equity team. Prior to joining Apollo, he was a member of the mergers & acquisitions group at Credit Suisse in London. Mr. Saffer has been involved in various private equity transactions including the acquisition of Oldenburgische Landesbank (formerly known as Bremer Kreditbank AG), Catalina Holdings (Bermuda) Ltd., Aspen Insurance Holdings Limited, Lottomatica S.p.A. (f/k/a Gamenet Group S.p.A.) and Covis Group S.a r.l. by investment funds affiliated with Apollo. He also serves on the board of directors of Lottomatica S.p.A. (f/k/a Gamenet Group S.p.A.).

Mr. Saffer graduated from the University of Nottingham with a BSc in Economics.

Senior Management
•Mark Cloutier, Group Chief Executive Officer and Executive Chairman of the Board
See Mr. Cloutier’s Biographical Information under Directors above.

•David Amaro, Group General Counsel & Company Secretary
Mr. Amaro was appointed as Group General Counsel & Company Secretary in January 2023. He joined Aspen in July 2021 as General Counsel of Aspen Bermuda and assumed the role of Group Head of Legal & Company Secretary as of January 2022. Before joining Aspen, Mr. Amaro spent seven years with Hamilton Insurance Group and Hamilton Re, most recently, until June 2021 as Vice President and Associate General Counsel for Hamilton Re. Prior to that, he was an in-house solicitor with Ark Syndicate Management in London, having previously completed his training contract at Clyde & Co LLP’s London office. Mr. Amaro is a member of the Group Executive Committee and the Executive Committee of Aspen Bermuda.
Mr. Amaro is a member in good standing of the Bermuda Bar Association and the Law Society of England & Wales.
•Christopher Coleman, Group Chief Financial Officer
Christopher (Chris) Coleman was appointed Group Chief Financial Officer in October 2021. Mr. Coleman was most recently Chief Financial Officer of Third Point Re until its merger with Sirius Group. Mr. Coleman has strong transaction and capital markets experience, including the acquisition of Sirius Group by Third Point Re, Third Point Re’s IPO as well as having had key roles in a number of other merger, debt and equity transactions during his career. Mr. Coleman also served as CFO of Alterra Bermuda Limited, was Chief Accounting Officer for Harbor Point Limited and held a senior audit manager role with PwC.
•Christian Dunleavy, Group Chief Underwriting Officer
Christian Dunleavy was appointed Group Chief Underwriting Officer in January 2022. He serves as a director of Aspen Bermuda. Mr. Dunleavy also previously served as Chief Underwriting Officer of Aspen Re and Chief Executive Officer and Chief Underwriting Officer of Aspen Bermuda.

Mr. Dunleavy joined Aspen in 2015 as Head of Global Property Catastrophe. He had previously been at Axis Re where he was a Senior Vice President, responsible for U.S. Property Treaty, Caribbean Property and Workers Compensation Catastrophe business. Mr. Dunleavy is a Director of the Association of Bermuda International Companies, Association of Bermuda Insurers and Reinsurers and an Independent Director of CG Insurance Group.

•Bruce Eisler, Chief Underwriting Officer, Insurance
Bruce Eisler was appointed Chief Executive Officer U.S. and Chief Underwriting Officer, Insurance in June 2020. Mr. Eisler has held various senior level roles with Reliance National, ACE USA and Liberty International Underwriters — part of Liberty Mutual Group — where he was the Senior Vice President of Professional Liability Underwriting before joining Aspen in January 2010.

•Rob Houghton, Group Chief Operating Officer
Rob Houghton joined Aspen as Group Chief Operating Officer in January 2022. In his role, he oversees Aspen’s group operations and IT strategy. Mr. Houghton joined from MS Amlin, where he was Group Chief Operating Officer and, more recently, MS Amlin Business Services’ Chief Executive Officer. He has more than 20 years of operations, IT and transformation experience across a range of sectors, including strong insurance experience.
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

Prior to this, Ms. Mathieson was Chief Investment Officer, UK Life for Zurich and during her career also held senior finance roles at Nucleus Financial Group plc, Standard Life Group, Diageo plc and EMI Music. Ms. Mathieson started her career at KPMG.
•Mark Pickering, Group Chief Capital Management Officer & Group Treasurer
Mark Pickering has over 20 years of experience in the (re)insurance industry, having joined Aspen in September 2015. He was appointed as Group Treasurer in September 2015 and subsequently also appointed as Group Chief Capital Management Officer in 2021. In addition, he also assumed the role of Chief Executive Officer of Aspen Bermuda Limited in January 2022. Mr. Pickering is also a Director of Aspen Bermuda Limited and previously held the role of Chief Financial Officer of Aspen Bermuda Limited.
Prior to joining Aspen, Mr. Pickering was Senior Vice President, Treasurer with Platinum Underwriters Holdings, Ltd. from 2006 to 2015. Mr. Pickering is a Chartered Financial Analyst, Chartered Professional Accountant (Chartered Accountant) and also an Associate in Reinsurance.
•Brian Tobben, Chief Executive Officer, Aspen Capital Partners
Mr. Tobben was appointed Chief Executive Officer of Aspen Capital Partners in June 2021. Prior to this, he served as the Chief Executive Officer for Aspen Capital Markets. Before joining Aspen, Mr. Tobben was at Partner Reinsurance for almost 10 years, most recently as Head of Insurance Linked Securities where he managed a portfolio of catastrophe ILS, life ILS, weather and commodity investments. Prior to his time at Partner Reinsurance, Mr. Tobben was at Aquila Energy where he held a number of roles, including Vice President, Business Development, Weather.
•John Welch, Chief Underwriting Officer - Reinsurance
Mr. Welch was appointed Chief Underwriting Officer. Reinsurance in June 2023. Mr. Welch has over 30 years of global experience in reinsurance and insurance, including executive roles across global companies. Most recently, from January 2020 to August 2022, Mr. Welch was Chief Executive, Domestic Markets at AXA XL Re, where he led local reinsurance underwriting teams around the world. Mr. Welch previously held a number of senior roles at AXA XL, XL Catlin Group and XL Group.

B. Compensation
Director Compensation
The Company paid approximately $1.4 million as aggregate compensation to non-executive directors for their services to the Company during 2023. In the case of Albert Beer and Theresa Froehlich, this also includes fees paid for their services as directors of certain of the Company’s subsidiaries.

Mr. Cloutier, our Group Chief Executive Officer and Executive Chairman of the Board, did not receive any compensation for his services as a director in 2023. Likewise, Messrs. Humphreys, Lohr, and Saffer did not receive any compensation for their services as a director. All directors are reimbursed for travel and other related expenses incurred while attending Board meetings.
Senior Management Compensation
During 2023, the members of senior management identified in Item 6A (including Mr. Cloutier) received approximately $20.6 million in aggregate compensation. This is comprised of: (i) base salary of approximately $5.9 million; (ii) discretionary bonuses, which include annual bonuses paid in 2024 for service during 2023 of approximately $12.4 million; and (iii) pension, retirement, and other benefits of approximately $2.3 million.
There are currently no equity compensation plans under which equity securities of the Company are authorized for issuance.
C. Board Practices
The Board currently consists of 9 directors (see Item 6A above). The current directors on the Board have been elected to serve until the next Annual General Meeting of the Company or until their appointment is terminated in accordance with the Bye-Laws of the Company.
There are no service contracts between the Company and any of the Company’s non-executive directors providing for benefits upon termination of their service.

Audit Committee
The Audit Committee is comprised of Messrs. Lightowler (Chair), Beer and Altmaier, each of whom is independent for purposes of the NYSE rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Pursuant to its charter, the Audit Committee has general responsibility to assist the Board in its oversight of: (i) the integrity of the Company’s financial statements, including the accounting and financial reporting process of the Company and audits of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements, as well as conflict of interest matters (to the extent not within the remit of the Conflicts Committee); (iii) the independent auditors’ qualifications, performance and independence; and (iv) the performance of the Company’s internal audit function. Among other things, the Audit Committee annually reviews and makes recommendations to the Board as to their selection and reviews the plan, fees (as otherwise determined by management) and results of the audit of the independent auditors, as well as the fees (as otherwise determined by management) and proposed scope of any non-audit services to be provided by the independent auditor. Such matters may be considered pursuant to the terms of the pre-approval policy adopted by the Board. The Audit Committee also is directly responsible for the appointment, compensation, retention and oversight of the work of the Company’s independent auditors (including resolution of disagreements between management and the auditor regarding financial reporting), and the Company’s independent auditors must report directly to the Audit Committee.
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

Other Standing Committees

The Board currently has a Risk Committee, Investment Committee and a Conflicts Committees. The Board is not required to have a remuneration or compensation committee. Notwithstanding the foregoing, the Board has established a Compensation Committee and a Nominating and Governance Committee, each of which will formally take effect upon completion of the proposed Initial Public Offering. See “Item 4B - Business Overview - Risk Management” for more information regarding these committees and “Item 16G – Corporate Governance” for a summary of ways in which our corporate governance practices differ from those followed by U.S. domestic companies listed on the NYSE.

D. Employees
As at December 31, 2023, we employed 1,053 persons in the following countries:

Country	As at December 31, 2023	As at December 31, 2022	December 31, 2021
United Kingdom	524	459	440
United States	426	391	377
Bermuda	70	57	57
Switzerland	20	21	17
Singapore	13	14	15
Australia	—	4	4
Total	1,053	946	910
The increase in the number of employees in 2023 compared to 2022 was primarily in the United Kingdom and the United States. We believe that relations with our employees, none of which are subject to collective bargaining agreements, are good.

E. Share Ownership
Not applicable. 100% of the Company’s ordinary shares are owned by Parent and there are no other ordinary shares or classes of ordinary shares issued and no share-based compensation plans issued or administered by Aspen Holdings as of December 31, 2023. The Company’s non-voting preference shares and depositary shares are listed on the NYSE under the following symbols: AHL PRC, AHL PRD and AHL PRE.
F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.

Item 7.         Major Shareholders and Related Party Transactions
A. Major Shareholders
As more fully described in Item 18, Note 1 to our consolidated financial statements, “History and Organization,” Parent owns 100% of the Company’s ordinary shares. Parent is an affiliate of certain investment funds managed by affiliates of Apollo.
B. Related Party Transactions
Relationships and Related Party Transactions with Apollo or its Affiliates
Parent, an affiliate of certain investment funds managed by Apollo, owns all of the Company’s ordinary voting shares. Additionally, certain of our directors are employees of Apollo and its affiliates. Namely, Messrs. Humphreys, Lohr, and Saffer are employees of Apollo.
For a disclosure of other related party transactions, refer to Item 18, Note 20 of our consolidated financial accounts, “Related Party Transactions.”
C. Interests of Experts and Counsel
    Not applicable.

Item 8.        Financial Information
A. Consolidated Statements and Other Financial Information
Reference is made to Item 18 of this report, for the consolidated financial statements and reports of the Company and the Notes thereto, as well as the schedules to the consolidated financial statements.

The Company’s dividend approach is to declare and pay any dividends on our ordinary shares at the discretion of the Board, which may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, including restrictions under any of our then outstanding indebtedness, the terms of our Preference Shares (as defined below) and such other factors as the Board may deem relevant. If we elect to pay dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time.
At the Board’s discretion, we declare and pay quarterly dividends on our Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares (NYSE:AHL PRC) (“AHL PRC Shares”), our 5.625% Perpetual Non-Cumulative Preference Shares (NYSE: AHL PRD) (“AHL PRD Shares”) and our 5.625% Perpetual Non-Cumulative Preference Shares (“AHL PRE Shares” and, together with our AHL PRC Shares and our AHL PRD Shares, the “Preference Shares”), which are represented by depositary shares, each representing 1/1000th interest in an AHL PRE Share (NYSE: AHL PRE) (“Depositary Shares”). Such Preference Shares rank senior to our ordinary shares with respect to the payment of dividends and distributions of assets upon our liquidation, dissolution or winding-up. During the twelve months ended December 31, 2023, we paid aggregate dividends of $21.7 million, $14.1 million and $14.1 million on our AHL PRC Shares, AHL PRD Shares and AHL PRE Shares, respectively. The terms of our Preference Shares contain restrictions on our ability to pay dividends to holders of our ordinary shares.
Additionally, during the twelve months ended December 31, 2023, we paid aggregate dividends of $40.3 million on our ordinary shares to Highlands Bermuda Holdco, Ltd., the holder of all of our ordinary shares.

B. Significant Changes
None.
Item 9.        The Offer and Listing
A. Offer and Listing Details
The Company’s preference shares and depositary shares are listed on the NYSE under the following symbols: AHL PRC, AHL PRD and AHL PRE.
B. Plan of Distribution
Not applicable.
C. Markets
The Company’s preference shares and the depositary shares are listed and traded on the NYSE. The AHL PRC Shares began trading on May 7, 2013. The AHL PRD Shares began trading on September 21, 2016, and the Depositary Shares, began trading on August 13, 2019.
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
C. Material Contracts
Management Consulting Agreement with Apollo Management
In March 2019, the Company entered into a Management Consulting Agreement (the “Management Consulting Agreement”), by and between the Company and Apollo Management Holdings, L.P., a Delaware limited partnership (“Apollo Management”). Pursuant to the Management Consulting Agreement, Apollo Management will provide the Aspen Group with management consulting and advisory services related to the business and affairs of the Aspen Group and Aspen will pay to Apollo Management in consideration for its services under the Management Consulting Agreement an annual management consulting fee equal to the greater of (i) 1% of the consolidated net income of the Aspen Group for the applicable fiscal year, and (ii) $5 million.
For more information about the Management Consulting Agreement, refer to Note 20 to the consolidated financial statements, “Related Party Transactions” in Item 18 of this report.
Information Technology Outsourcing Agreement:

In August 2018, Aspen Insurance UK Services Limited, Aspen Insurance U.S. Services Inc. and Aspen Bermuda entered into an Outsourcing Agreement (the “Original IT Outsourcing Agreement”) with Cognizant Worldwide Limited, a company registered in England (“Cognizant”). Pursuant to the Original IT Outsourcing Agreement, Cognizant provided the Company with information technology services to enable us to deliver greater operating effectiveness and efficiencies. The Original IT Outsourcing Agreement became effective in August 2018 and had an initial term period of five years beginning in October 2018. The Company had the right to extend the Original IT Outsourcing Agreement for an additional two year term.

In December 2020, Aspen Insurance UK Services Limited, Aspen Insurance U.S. Services Inc. and Aspen Bermuda entered into a new Outsourcing Agreement (the “IT Outsourcing Agreement”) with Cognizant, which replaced and superseded the Original IT Outsourcing Agreement and significantly reduced the information technology services provided thereunder. The IT Outsourcing Agreement became effective in December 2020 and has an initial term of four years. The Company has the right to extend the IT Outsourcing Agreement for an additional two-year term.

In 2023, the Company paid Cognizant approximately $11.5 million (2022 — $10.5 million, 2021 — $11.6 million) for services rendered under the Original IT Outsourcing Agreement.

The IT Outsourcing Agreement contains customary representations and warranties and indemnity, termination and default provisions. We may terminate the IT Outsourcing Agreement for any reason by providing ninety days’ prior written notice. In addition, we may terminate the IT Outsourcing Agreement on shorter notice as a result of, among other things, a material breach if not cured within a specified time, insolvency, persistent breaches, failure to meet key milestones, a material adverse change (as defined in the IT Outsourcing Agreement) occurs in relation to Cognizant or particular circumstances constituting a change in control.
Business Process Outsourcing Agreement:

In March 2023, Aspen Insurance UK Services Limited, Aspen Insurance U.S. Services, Inc. and Aspen Bermuda entered into an Amended and Restated Outsourcing Agreement (as amended, the “BPO Outsourcing Agreement”) with Genpact (UK) Limited, a company incorporated in England, United Kingdom (“Genpact”). Pursuant to the agreement, Genpact will provide us with a range of operational business processes, primarily from their offshore service center in Gurugram, India, to enable us to deliver greater operating effectiveness and efficiencies. Under the BPO Outsourcing Agreement, Genpact provides a range of operational services across core and support functions, including, but not limited to, Insurance and Reinsurance, Finance, Actuarial and Compliance. The BPO Outsourcing Agreement has minimum service levels that Genpact must meet or exceed.

The BPO Outsourcing Agreement became effective in March 2023 and was amended in January 2024. The BPO Outsourcing Agreement has an initial term period of three years. We have the right to extend the BPO Outsourcing Agreement for three additional one year terms. This agreement extended the relationship with Genpact that was contracted in the 2018 agreement for a five year period.

Under the terms of the BPO Outsourcing Agreement, Genpact will provide support function services to the Company. The compensation structure under the BPO Outsourcing Agreement includes a combination of fixed and variable fees which may fluctuate, as set forth in the BPO Outsourcing Agreement, based on our actual use of Genpact’s services. In 2023, the Company paid Genpact approximately $10.8 million (2022 — $8.5 million, 2021 — $9.1 million) for services rendered under the BPO Outsourcing Agreement. Additionally, we have the right to periodically compare the charges under the BPO Outsourcing Agreement to the market prices for comparable services, commencing in March 2024.

The BPO Outsourcing Agreement contains customary representations and warranties and indemnity, termination and default provisions. We may terminate the BPO Outsourcing Agreement for any reason by providing ninety (90) days’ prior written notice. In addition, we may terminate the BPO Outsourcing Agreement as a result of, among other things, a material breach if not cured within a specified time, persistent breaches, insolvency, change of control, failure to meet key milestones or a material adverse change as defined in the BPO Outsourcing Agreement.

IT Infrastructure Outsourcing Agreement

In June 2022, Aspen Insurance UK Services Limited entered into a Master Services Agreement: ITO Services (the “IT Infrastructure Outsourcing Agreement”) with Mindtree Limited, a company incorporated in India (“LTIMindtree”). Pursuant to the IT Infrastructure Outsourcing Agreement, LTIMindtree will provide us with a range of IT infrastructure and cybersecurity-related services, including, but not limited to, in relation to network services, database service, cybersecurity management and protection and cloud-related services. Such services will be provided primarily from their offshore service center in Bangalore, India, to enable us to deliver greater operating effectiveness and efficiencies.

The IT Infrastructure Outsourcing Agreement became effective in June 2022 and has an initial term period of three years. We have the right to extend the initial term on the IT Infrastructure Outsourcing Agreement by up to two further periods of one year from the expiry of the initial term, by giving written notice to the service provider at least ninety (90) days prior to the expiry of the initial term or an extension period, as applicable.

The IT Infrastructure Outsourcing Agreement has minimum service levels that LTIMindtree must meet or exceed. The compensation structure under the IT Infrastructure Outsourcing Agreement includes a combination of fixed and variable fees which are both applicable and may fluctuate based on our actual use of LTIMindtree’s services, as set forth in the IT Infrastructure Outsourcing Agreement. In 2023, the Company paid LTIMindtree $5.7 million, (2022 — $1.0 million approximately) for services rendered under the IT Infrastructure Outsourcing Agreement.

The IT Infrastructure Outsourcing Agreement contains customary representations and warranties and indemnity, termination and default provisions. We may terminate the IT Infrastructure Outsourcing Agreement for any reason by providing three months’ prior written notice and by paying for (i) the services satisfactorily performed and accepted by Aspen up to the effective date of such termination and (ii) any other pre-agreed termination charges ranging from $0 to $750,000, depending on the circumstances. In addition, we may terminate the IT Infrastructure Outsourcing Agreement as a result of, among other things, a material breach if not cured within a specified time, persistent breaches, insolvency, change of control, failure to meet key milestones or material adverse change as defined in the IT Infrastructure Outsourcing Agreement.

Loss Portfolio Transfer (“LPT”) Agreement:
In January 2022, Aspen Holdings and certain of its subsidiaries entered into an Amended and Restated Reinsurance Agreement with a subsidiary of Enstar, which we refer to as the LPT, which amended and restated the Original Agreement. The transaction successfully closed in May 2022.
Under the terms of the LPT, Enstar’s subsidiary will reinsure net losses incurred on or prior to December 31, 2019 on all of the Company’s net loss reserves of $3,120.0 million as of September 30, 2021. The LPT provides for a limit of $3,570.0 million in consideration for a premium of $3,160.0 million. The amount of net loss reserves ceded, as well as the premium and limit amounts provided under the LPT, will be adjusted for claims paid between October 1, 2021 and the closing date of the transaction. The premium includes $770 million of premium previously paid with respect to reserves ceded under the Original Agreement, which will continue to be held in trust accounts to secure the Enstar subsidiary’s obligations under the LPT. The incremental new premium will initially be held in funds withheld accounts in their original currencies maintained by the Company but will be released to the trust accounts maintained by the Enstar subsidiary no later than September 30, 2025. The funds withheld by the Company will be credited with interest at an annual rate of 1.75% plus, for periods after October 1, 2022, an additional amount equal to 50% of the amount by which the total return on the Company’s investments and cash and cash equivalents exceeds 1.75%. Under the LPT, the Enstar subsidiary has assumed claims control, pursuant to the provisions of an administrative services agreement subsequently entered into between the parties in June 2022.
2026 Term Loan

On July 26, 2023, the Company entered into a $300.0 million term loan facility at a borrowing rate of term SOFR plus an applicable margin (ranging from 1.13% to 1.75% based on the Company’s credit ratings and 1.38% as of December 31, 2023) and a SOFR adjustment of 0.10% pursuant to the Term Loan Credit Agreement. On November 9, 2023, the Company drew down $300.0 million on the 2026 Term Loan due November 9, 2026 and the proceeds were used to redeem the 2023 Senior Notes. Subject to applicable law, the 2026 Term Loan will be the senior unsecured obligations of Aspen Holdings and will rank equally in right of payment with all of our other senior unsecured indebtedness from time to time outstanding. Under the Term Loan Credit Agreement, the Company must not permit (a) consolidated tangible net worth as at the last day of each fiscal quarter of the Company to be less than the sum of (i) $2,019,600,000, (ii) 25% of consolidated net income during the period from January 1, 2021 to and including such last day of such fiscal quarter (if positive) and (iii) 25% of the aggregate net cash proceeds of all issuances by the Company of shares of its capital stock during the period from January 1, 2021 to and including such last day of such fiscal quarter, but excluding (x) any amount included in the Company’s accumulated other comprehensive income or loss related to unrealized gains or losses on available for sale securities and (y) during the period from January 1, 2022, any amount included in net unrealized investment gains or losses, related to unrealized gains or losses on trading securities, (b) the ratio of its total consolidated debt to the sum of such debt plus our consolidated tangible net worth to exceed 35% as at the last day of any fiscal quarter of the Company or (c) any material insurance subsidiary to have a financial strength rating of less than “B++” from A.M. Best. The Credit Agreement contains other customary affirmative and negative covenants, including (subject to various exceptions) restrictions on the ability of the Company and its subsidiaries to incur indebtedness, create or permit liens on their assets, engage in mergers or consolidations, dispose of assets, pay dividends or other distributions, purchase or redeem the Company’s equity securities, make investments and enter into transactions with affiliates. In addition, the Term Loan Credit Agreement has customary events of default, including (subject to certain materiality thresholds and grace periods) payment default, failure to comply with covenants, material inaccuracy of representation or warranty, bankruptcy or insolvency proceedings, change of control and cross-default to other debt agreements.
D. Exchange Controls
Securities may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 (as amended), and the Exchange Control Act 1972, and related regulations of Bermuda that regulate the sale of securities in Bermuda. In addition, specific permission is required from the BMA, pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of securities of Bermuda companies, other than in cases where the BMA has granted a general permission. The BMA in its policy dated June 1, 2005 provides that where any equity securities of a Bermuda company are listed on an appointed stock exchange (the NYSE is such an exchange), general permission is given for the issue and subsequent transfer of any securities of the company from and/or to a non-resident of Bermuda, for as long as any equity securities of the company remain so listed.
E. Taxation
Bermuda Taxation
Currently, there is no Bermuda income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax, estate or inheritance tax payable by holders of our ordinary shares, other than shareholders ordinarily resident in Bermuda, if any. However, on December 27, 2023, Bermuda passed the CIT Act which will become fully operative with respect to the imposition of corporate income tax on January 1, 2025.
Under the CIT Act, Bermuda corporate income tax will be chargeable in respect of fiscal years beginning on or after January 1, 2025 and will apply only to Bermuda entities that are part of Bermuda Constituent Entity Groups. Where corporate income tax is chargeable to a Bermuda Constituent Entity Group, the amount of corporate income tax chargeable for a fiscal year shall be (1) 15% of the net taxable income of the Bermuda Constituent Entity Group less (2) tax credits applicable to the Bermuda Constituent Entity Group under Part 4 of the CIT Act, or as prescribed. The CIT Act introduces certain “qualified refundable tax credits” which are set to be developed during 2024 to incentivize companies to support Bermuda residents through investments in key areas such as education, healthcare, housing and other projects to help develop Bermuda’s workforce. Bermuda will continue to monitor further developments around the world as other jurisdictions address the OECD’s standards. The CIT Act includes a provision referred to as the economic transition adjustment, which is intended to provide a fair and equitable transition into the new tax regime and has resulted in the recognition of a deferred tax benefit of $201.1 million in the fourth quarter of 2023.
Pursuant to the Payroll Tax Act 1995 and the Payroll Tax Rates Act 1995 of Bermuda (together, the “Payroll Tax Act”),an employer is required to pay payroll tax on remuneration paid to each employee, up to a maximum of $1 million (no tax liability accrues on sums above $1 million). Liability for payroll tax is calculated by reference to services provided wholly or mainly in Bermuda during four tax periods, being periods of three months commencing on the first day of April, July, October and January. The meaning of “employee” under the Payroll Tax Act includes deemed employees and covers a broad range of employment structures. Subject to certain express exclusions, “remuneration” is also very broadly defined, to capture any benefit of any kind paid to employees or deemed employees, whether in cash or otherwise. This includes, for example, any gain obtained by the exercise, assignment or release of any option awarded under any option plans. Payroll tax is levied on employers and employees separately, with different marginal rates; however, employers are liable to pay the full amount of payroll tax and are permitted to deduct and remit to the Bermuda Tax Commissioner the amount of the employee’s liability from their remuneration.
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
If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the Preference Shares, the tax treatment of the partners will generally depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. If you are a partner in a partnership owning our shares, you should consult your tax advisor.
For purposes of this discussion, the term “U.S. Person” means a beneficial owner of the Preference Shares that is: (i) an individual citizen or resident of the United States, (ii) a corporation created in or organized under the laws of the United States, or organized under the laws of any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (iv) a trust if either (x) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust or (y) the trust has a valid election in effect to be treated as a U.S. Person for U.S. federal income tax purposes or (v) any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing.

Taxation of the Company. Aspen Holdings and its non-U.S. subsidiaries (other than AUL and Aspen UK) intend to manage their business so that they are not treated as engaged in a trade or business within the United States and thus not subject to U.S. federal income tax on their net income. However, because there is considerable uncertainty as to the activities which constitute being engaged in a trade or business within the United States, we cannot be certain that the IRS will not contend successfully that one or more of these companies is engaged in a trade or business in the United States. If any of these companies is considered to be engaged in a trade or business in the United States during a taxable year, it generally will be subject to U.S. federal income tax (including an additional branch profits tax) on its net income that is treated as effectively connected with the conduct of a U.S. trade or business for such year (except to the extent an applicable income tax treaty provides otherwise), in which case its operating results could be materially adversely affected.

Non-U.S. corporations not engaged in a trade or business within the United States are nonetheless subject to United States income tax imposed by withholding on certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the United States (such as dividends and certain interest on investments), subject to exemption under the Code or reduction by applicable treaties.

The United States also imposes an excise tax on insurance and reinsurance premiums (“FET”) paid to non-U.S. insurers or reinsurers that are not eligible for the benefits of a U.S. income tax treaty that provides for an exemption from the FET with respect to risks (i) of a U.S. entity or individual, located wholly or partially within the United States and (ii) of a non-U.S. entity or individual engaged in a trade or business in the U.S., located within the United States. The rates of tax are 4% for property casualty insurance premiums and 1% for reinsurance premiums.
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
Taxation of Distributions. Subject to the discussions below relating to the potential application of the CFC, RPII and PFIC rules, and the discussion below relating to redemptions of Preference Shares, cash distributions, if any, made with respect to the Preference Shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Aspen Holdings (as computed using U.S. tax principles). To the extent such distributions exceed Aspen Holdings’ earnings and profits, they will be treated first as a return of the U.S. Person’s basis in their shares to the extent thereof, and then as gain from the sale of a capital asset. If, as expected, Aspen Holdings does not compute its earnings and profits under U.S. tax principles, all distributions generally will be treated as dividends for U.S. federal income tax purposes. Dividends paid by us to U.S. Persons who are corporations generally will not be eligible for a dividends received deduction. We believe dividends paid by us on our Preference Shares to non-corporate U.S. Persons should be eligible for reduced rates of taxation as “qualified dividend income” if, as is intended, the Preference Shares remain listed on the NYSE and provided certain requirements, including stock holding period requirements, are satisfied. Qualified dividend income is subject to tax at long-term capital gains rates rather than the higher rates applicable to ordinary income.
Dividends that exceed certain thresholds in relation to a U.S. Person’s tax basis in the Preference Shares could be characterized as “extraordinary dividends” under the Code. A non-corporate U.S. Person of our Preference Shares that receives an extraordinary dividend will be required to treat any losses on the sale of such Preference Shares as long-term capital losses to the extent of the extraordinary dividends such U.S. Person receives that are treated as qualified dividend income.

Classification of Aspen Holdings or Its Non-U.S. Subsidiaries as CFCs. Each 10% U.S. Shareholder of a non-U.S. corporation that is a CFC at any time during a taxable year must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s subpart F income and tested income (with various adjustments) with respect to any shares that such 10% U.S. Shareholder owns in such non-U.S. corporation (directly or indirectly through certain entities) on the last day in the non-U.S. corporation’s taxable year on which it is a CFC, even if the subpart F income or tested income is not distributed. A “10% U.S. Shareholder” generally is a U.S. person that owns (directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of section 958(b) of Code (i.e., “constructively”)) at least 10% of the total combined voting power or value of all classes of stock of a non-U.S. corporation. Subpart F income of a CFC generally includes “foreign personal holding company income” (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income), and tested income is generally any income of the CFC other than subpart F income and certain other categories of income. An entity treated as a foreign corporation for

U.S. federal income tax purposes is generally considered a CFC if 10% U.S. Shareholders own (directly, indirectly through non-U.S. entities or constructively), in the aggregate, more than 50% of the total combined voting power of all classes of stock of that non-U.S. corporation or more than 50% of the total value of all stock of that non-U.S. corporation. However, for purposes of taking into account insurance income, these 50% thresholds are generally reduced to 25%. Further, special rules apply for purposes of taking into account any RPII of a non-U.S. corporation, as described below.

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

The RPII CFC Provisions. In general, if a non-U.S. corporation is a RPII CFC at any time during a taxable year, a U.S. RPII Shareholder must include in its gross income for U.S. federal income tax purposes its pro rata share of the non-U.S. corporation’s RPII with respect to any shares that such U.S. RPII Shareholder owns (directly or indirectly through certain entities) on the last day in the non-U.S. corporation’s taxable year, even if the RPII is not distributed. Further, a U.S. RPII Shareholder’s pro rata share of any RPII is determined as if all RPII for the taxable year were distributed proportionately only to U.S. RPII Shareholders on that date but generally may not exceed the U.S. RPII Shareholder’s pro rata share of the non-U.S. corporation’s earnings and profits for the taxable year. In addition, a U.S. RPII Shareholder is required to comply with certain reporting requirements, regardless of the number of shares owned by the U.S. RPII Shareholder.

For these purposes, a “RPII CFC” is any non-U.S. corporation if, on any day of its taxable year, U.S. RPII Shareholders collectively own (directly, indirectly through non-U.S. entities or constructively) 25% or more of the total combined voting power of all classes of stock of such corporation entitled to vote or 25% or more of the total value of the stock of such corporation. A “U.S. RPII Shareholder” is any U.S. person who owns (directly or indirectly through certain entities) any shares of the non-U.S. corporation. RPII is any “insurance income” (as described below) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a U.S. RPII Shareholder or a “related person” (as defined below) to such U.S. RPII Shareholder. In general, and subject to certain limitations, “insurance income” is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract which would be taxed under the portions of the Code relating to insurance companies if the income were the income of a U.S. insurance company. Generally, the term “related person” for this purpose means someone who controls or is controlled by the U.S. RPII Shareholder or someone who is controlled by the same person or persons who control the U.S. RPII Shareholder. Control generally is measured by a greater than 50% ownership interest, applying certain constructive ownership principles. However, the RPII rules generally do not apply with respect to a non-U.S. corporation if either (i) at all times during its taxable year less than 20% of the total combined voting power of all classes of stock of the corporation entitled to vote and less than 20% of the total value of the corporation is owned (directly or indirectly) by persons who are (directly or indirectly) insured under any policy of insurance or reinsurance issued by the corporation or who are related persons to any such person (the “ownership exception”), or (ii) the RPII (determined on a gross basis) of the corporation for the taxable year is less than 20% of its gross insurance income for the taxable year (the “de minimis exception”).
We believe that each of our non-U.S. Operating Subsidiaries and each of Peregrine and APJ Jersey is a RPII CFC. Nonetheless, we expect that each such company will qualify for one or both of the ownership exception and the de minimis exception in the current taxable year and for the foreseeable future. However, no assurances can be provided that any of our companies will satisfy either exception.
Computation of RPII. In order to determine how much RPII, if any, a non-U.S. insurance subsidiary (including for this purpose, Peregrine and APJ Jersey) has earned in each taxable year, our non-U.S. insurance subsidiaries may obtain and rely upon information from their insureds and reinsureds to determine whether any of the insureds, reinsureds or persons related thereto own (directly or indirectly through non-U.S. entities) shares of Aspen Holdings and are U.S. Persons. Aspen Holdings may not be able to determine whether any of the underlying direct or indirect insureds to which our non-U.S. insurance subsidiaries provide insurance or reinsurance are direct or indirect shareholders or related persons to such shareholders. Consequently, Aspen Holdings may not be able to determine accurately the gross amount of RPII earned by each of our non-U.S. insurance subsidiaries in a given taxable year. For any year in which the special RPII CFC inclusion rules apply, Aspen Holdings may also seek information from its shareholders as to whether beneficial owners of shares at the end of the year are U.S. Persons so that the RPII may be determined and apportioned among such persons; to the extent Aspen Holdings is unable to determine whether a beneficial owner of shares is a U.S. Person, Aspen Holdings may assume that such owner is not a U.S. Person, thereby increasing the per share RPII amount for all known U.S. RPII Shareholders.
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
Uncertainty as to Application of RPII Provisions. The RPII provisions have never been interpreted by the courts, and regulations interpreting the RPII provisions exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of the RPII provisions by the IRS, the courts or otherwise, might have retroactive effect. The U.S. Treasury Department has authority to impose, among other things, additional reporting requirements with respect to RPII. Accordingly, the meaning of the RPII provisions and the application thereof to us is uncertain. Further, the applicability of the ownership and de minimis exceptions and the RPII rules more generally depends upon facts regarding our direct and indirect shareholders and insureds, about which we have limited information. Accordingly, no assurances can be provided that any of our companies will satisfy either exception. Moreover, to the extent the exceptions do not apply, we may be unable to correctly determine the amount of RPII that any U.S. RPII Shareholder is required to take into account. Any U.S. Person considering an investment in our shares should consult their tax advisors as to the effects of these uncertainties.
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
Tax-Exempt Shareholders. A tax-exempt U.S. Person generally will recognize unrelated business taxable income if it is required to include in gross income any of our insurance income under the CFC rules described above (including the RPII provisions). U.S. Persons that are tax-exempt entities are urged to consult their tax advisors as to the potential impact of the unrelated business taxable income provisions of the Code. A tax-exempt organization that is treated as a 10% U.S. Shareholder or a U.S. RPII Shareholder also must file IRS Form 5471 in the circumstances described above.
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
Dispositions of Preference Shares. Subject to the discussion above relating to redemptions and the discussions below relating to the potential application of Section 1248 of the Code and the PFIC rules, U.S. Persons that hold Preference Shares generally should recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange, redemption or other disposition of such Preference Shares in the same manner as on the sale, exchange, redemption or other disposition of any other shares held as capital assets. If the holding period for these shares exceeds one year, under current law any gain will be subject to tax at the rates applicable to long-term capital gain. Moreover, gain, if any, generally will be U.S. source gain and generally will constitute “passive category income” for foreign tax credit limitation purposes.
Section 1248 of the Code provides that if a U.S. Person sells or exchanges stock in a non-U.S. corporation and such person owned, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a

CFC (with certain adjustments). A U.S. Person who owns or owned, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of Aspen Holdings may be subject to these rules if Aspen Holdings is or was treated as a CFC.
A 10% U.S. Shareholder may in certain circumstances be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the U.S. federal income tax or information return that it would normally file for the taxable year in which the disposition occurs. In the event this is determined necessary, Aspen Holdings will provide upon request the relevant information necessary to complete the Form.
Pursuant to the RPII provisions, Section 1248 of the Code also generally applies if a U.S. Person disposes of shares in a RPII CFC (determined without regard to the ownership or de minimis exceptions) that would be taxable as an insurance company under the Code if it were a U.S. corporation, in which case any gain from the disposition generally will be treated as a dividend to the extent of the U.S. Person’s share of the corporation’s undistributed earnings and profits that were accumulated during the period that the U.S. Person owned the shares (whether or not such earnings and profits are attributable to RPII). In addition, such U.S. Person will be required to comply with certain reporting requirements, regardless of the number of shares owned by the U.S. Person. Existing proposed regulations do not address whether Section 1248 of the Code would apply if a non-U.S. corporation is not an insurance company but the non-U.S. corporation has a subsidiary that is a CFC and that would be taxed as an insurance company if it were a domestic corporation. We believe that these rules should not apply to dispositions of our shares because Aspen Holdings will not itself be directly engaged in the insurance business. We cannot be certain, however, that the IRS will not interpret the RPII provisions in a contrary manner or that the U.S. Treasury Department will not adopt regulations that provide that these rules will apply to dispositions of Preference Shares. Prospective investors should consult their tax advisors regarding the effects of these rules on a disposition of Preference Shares.
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
Passive Foreign Investment Companies. In general, a non-U.S. corporation will be a PFIC during a given year if (i) 75% or more of its gross income constitutes “passive income” (the “75% test”) or (ii) 50% or more of its assets produce (or are held for the production of) passive income (the “50% test”). For these purposes, passive income generally includes interest, dividends, annuities and other investment income. However, the PFIC provisions contain a look-through rule under which a non-U.S. corporation that directly or indirectly owns at least 25% of the value of the stock of another corporation generally is treated, for purposes of determining whether it is a PFIC, as if it received directly its proportionate share of the income, and held its proportionate share of the assets, of the other corporation (the “look-through rule”). As a result, it is expected that the PFIC status of Aspen Holdings should generally depend on the application of the look-through rule to its subsidiaries and whether the income and assets of its subsidiaries will be characterized as passive or active for this purpose.In addition, pursuant to an insurance exception, (a) passive income does not include income that a QIC derives in the active conduct of an insurance business or income of a QDIC, and (b) passive assets do not include assets of a QIC available to satisfy liabilities of the QIC related to its insurance business, if the QIC is engaged in the active conduct of an insurance business, or assets of a QDIC.
Generally, a non-U.S. corporation will be a QIC for a taxable year if it would be taxable as an insurance company if it were a U.S. corporation and its applicable insurance liabilities constitute more than 25% of its total assets for a taxable year. Further, under the 2021 Proposed Regulations, a QIC is in the “active conduct” of an insurance business only if it satisfies either a “factual requirements test” or an “active conduct percentage test.” The factual requirements test requires that the officers and employees of the QIC carry out substantial managerial and operational activities on a regular and continuous basis with respect to its core functions (generally its underwriting activities, investment activities, contract and claims management activities and sales activities) and that they perform virtually all of the active decision-making functions relevant to underwriting functions. The active conduct percentage test generally requires that (i) the total costs incurred by the QIC with respect to its officers and employees for services rendered with respect to its core functions (other than investment activities) equal or exceed 50% of the total costs incurred by the QIC with respect to its officers and employees and any other person or entities for services rendered with respect to its core functions (other than investment activities) and (ii) to the extent the QIC outsources any part of its core functions to unrelated entities, officers and employees of the QIC with experience and relevant expertise must select and supervise the person that performs the outsourced functions, establish objectives for performance of the outsourced functions and prescribe rigorous guidelines relating to the outsourced functions which are routinely evaluated and updated. Under certain exceptions, however, a QIC that has no or only a nominal number of employees or that is a vehicle that has the effect of securitizing or collateralizing insurance risks underwritten by other insurance or reinsurance companies or is an insurance linked securities fund that invests in securitization vehicles generally is deemed not engaged in the active conduct of an insurance business. The officers and employees of certain related entities generally may be taken into account for these purposes, provided that the QIC exercises regular oversight and supervision over the services performed by the related entity’s officers and employees. The 2021 Proposed Regulations will not be effective unless and until adopted in final form, but taxpayers may rely on them for taxable years beginning after December 31, 2017 if they are consistently followed.
We believe that, based on the implementation of our current business plan and the application of the insurance exception, our non-U.S. insurance subsidiaries should be considered QICs engaged in the active conduct of an insurance business under one or both of the “factual requirements test” or the “active conduct percentage test,” our U.S. insurance subsidiaries should be considered QDICs and none of the income or assets of such insurance subsidiaries should be treated as passive. In addition, the income and assets attributable to our non-U.S. subsidiaries that are not insurance subsidiaries are minimal, relative to the income and assets attributable to our other subsidiaries.As a result, based on the application of the look-through rule, we believe that Aspen Holdings should not be characterized as a PFIC for the current year or the foreseeable future. However, because of legal uncertainties with respect to the interpretation of the PFIC rules and whether the 2021 Proposed Regulations will be adopted as final regulations in their current form, and factual uncertainties with respect to our planned operations, there is a risk that Aspen Holdings will be characterized as a PFIC in one or more years.
If Aspen Holdings is characterized as a PFIC for any year during which a U.S. Person holds shares of Aspen Holdings, it generally will continue to be treated as a PFIC for the years during which such U.S. Person holds such shares unless the U.S. Person has made a “qualified electing fund” election, described below.
If Aspen Holdings were characterized as a PFIC during a given year, each U.S. Person holding shares of Aspen Holdings generally would be subject to a penalty tax at the time of the sale at a gain of, or receipt of an “excess distribution” with respect to, their shares, unless such person is a 10% U.S. Shareholder subject to tax under the CFC rules or such person made a “qualified electing fund” election or “mark-to-market” election (which mark-to-market election would generally require the shareholder to include as ordinary income any appreciation in the value of its shares at the end of a taxable year and allow a shareholder to deduct any depreciation in the value of its shares (up to the amount of prior gain inclusions) at the close of the taxable year). If Aspen Holdings is considered a PFIC for any taxable year and the Preference Shares are treated as “marketable stock” in such year, then a U.S. Person may make a mark-to-market election with respect to its shares. The Preference Shares will be marketable if they are regularly traded on certain qualifying stock exchanges, including the NYSE. However, there can be no assurance that such election will be available. Additionally, because a mark-to-market election usually cannot be made for any lower-tier PFICs, a U.S. Person will generally continue to be subject to the special tax rules discussed above with respect to its indirect interest in any non-U.S. subsidiary of Aspen Holdings classified as a PFIC. As a result, it is possible that any mark-to-market election with respect to the Preference Shares will be of limited benefit. Further, it is uncertain whether Aspen Holdings would be able to provide its shareholders with the information necessary for a U.S. Person to make a “qualified electing fund” election. In addition, if Aspen Holdings were considered a PFIC, upon the death of any U.S. individual owning shares, such individual’s heirs or estate would not be entitled to a “step-up” in the basis of the shares that might otherwise be available under U.S. federal income tax laws. In general, a shareholder receives an “excess distribution” if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares). In general, the penalty tax is equivalent to the taxes that are deemed due during the period the shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was earned in equal portions and taxable at the highest applicable tax rate on ordinary income throughout the shareholder’s period of ownership, and an interest charge for the failure to pay such taxes for prior periods. The interest charge is equal to the applicable rate imposed on underpayments of U.S. federal income tax for such periods. In addition, a distribution paid by Aspen Holdings to U.S. shareholders that is characterized as a dividend and is not characterized as an excess distribution would not be eligible for reduced rates of tax as qualified dividend income if Aspen Holdings were considered a PFIC in the taxable year in which such dividend is paid or in the preceding taxable year. A U.S. Person that is a shareholder in a PFIC may also be subject to additional information reporting requirements, including the filing of an IRS Form 8621.
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
Foreign Tax Credit. If U.S. Persons own a majority of our shares, only a portion of the current income inclusions, if any, under the CFC, RPII and PFIC rules and of dividends paid by us (including any gain from the sale of shares that is treated as a dividend under Section 1248 of the Code) will be treated as foreign source income for purposes of computing a shareholder’s U.S. foreign tax credit limitations. We will consider providing shareholders with information regarding the portion of such amounts constituting foreign source income to the extent such information is reasonably available. It is also likely that substantially all of the “subpart F income,” RPII and dividends that are foreign source income will constitute “passive category income” for foreign tax credit limitation purposes. Additionally, tested income will constitute a separate basket for foreign tax credit purposes. There are also significant and complex limits on a U.S. Person’s ability to claim foreign tax credits, and recently issued U.S. Treasury Regulations that apply to foreign income taxes paid or accrued in taxable years beginning on or after December 28, 2021 restrict the availability of foreign tax credits based on the nature of the tax imposed by the foreign jurisdiction. Through subsequently issued guidance, the IRS suspended the application of these rules for periods beginning on or after December 28, 2021, and ending on or before December 31, 2023 (the “relief period”), and subsequently further extended such relief until the publication of notice or other guidance suspending the relief period.Thus, it may not be possible for most shareholders to utilize excess foreign tax credits to reduce U.S. tax on such income. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Persons should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or accrued.
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
Possible Changes in U.S. Tax Law. The 2017 Act was passed by the U.S. Congress and signed into law on December 22, 2017, with certain provisions intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States, but have certain U.S. connections, and U.S. persons investing in such companies. Among other things, the 2017 Act revised the rules applicable to PFICs and CFCs in ways that could affect the timing or amount of U.S. federal income taxes imposed on certain U.S. Persons. Further, it is possible that other legislation that may be introduced and enacted by the current Congress or future Congresses, could have an adverse impact on us or holders of Preference Shares. Any such legislation or interpretations could have a retroactive effect.
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

E.U. Taxation
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
The table below depicts interest rate change scenarios and the effect on our interest rate sensitive invested assets as at December 31, 2023:

Effect of Changes in Interest Rates on Portfolio Given a Parallel Shift in the Yield Curve
Movement in Rates in Basis Points	-100	-50	0	50	100
	($ in millions, except percentages)
Market Value(1)	6,345.8	6,269.8	6,193.9	6,117.9	6,042.0
Gain/Loss	151.9	76.0	—	(75.9)	(151.9)
Percentage of Portfolio	2.4%	1.2%	—	(1.2)%	(2.4)%
Corresponding percentage at December 31, 2022	2.8%	1.4%	—	(1.4)%	(2.8)%
(1)    Market value includes our fixed income portfolio, short term investments and privately held investments.
Foreign currency risk.  Our reporting and the functional currency of our operations is the U.S. Dollar. As at December 31, 2023, approximately 89.5% of our cash and investments was held in U.S. Dollars (2022 — 91.3%), and approximately 10.5% was in currencies other than the U.S. Dollar (2022 — 8.7%). For the twelve months ended December 31, 2023, 26.1% of our gross premiums were written in currencies other than the U.S. Dollar (2022 — 22.9%) and we expect that a similar proportion will be written in currencies other than the U.S. Dollar in 2024.
Other foreign currency amounts are remeasured to U.S. Dollars and the resulting foreign exchange gains or losses are reflected in the statement of operations. The remeasurement is calculated using current exchange rates for the balance sheets and average exchange rates for the statement of operations. We may experience exchange losses to the extent that our foreign currency exposure is not properly managed or otherwise hedged which would in turn adversely affect our results of operations and financial condition. Management estimates that a 10% change in the exchange rate between British Pounds and U.S. Dollars, as an example, as at December 31, 2023 would have impacted reported net comprehensive income by approximately $46.6 million (2022 — $35.9 million).
We use foreign currency forward exchange contracts to assist in matching our liabilities under insurance and reinsurance policies that are payable in foreign currencies with investments that are denominated in those currencies. A foreign exchange contract involves an obligation to purchase or sell a specified currency at a future date at a price set at the time of the contract. Foreign exchange contracts will not eliminate fluctuations in the value of our assets and liabilities denominated in foreign currencies but rather allow us to establish a rate of exchange for a future point in time.
As at December 31, 2023, we held foreign exchange contracts that were not designated as hedges under ASC 815, “Derivatives and Hedging” with an aggregate notional value of $1,802.9 million (2022 — $1,675.3 million). The foreign exchange contracts are recorded as derivative assets or derivative liabilities in the balance sheet with changes recorded as a change in fair value of derivatives in the statement of operations. For the twelve months ended December 31, 2023, the impact of foreign exchange contracts on net income was a gain of $10.9 million (December 31, 2022 — loss of $66.0 million).
As at December 31, 2023, we held foreign exchange contracts that were designated as cash flow hedges under ASC 815 with an aggregate notional value of $76.9 million (2022 — $109.7 million). The foreign exchange contracts are recorded as derivative assets in the consolidated balance sheet with the changes in fair value recorded in other comprehensive income. For the twelve months ended December 31, 2023, we recognized a loss of $14.0 million (December 31, 2022 — gain of $15.4 million) in other comprehensive income.
As the foreign exchange contracts settle, the realized gain or loss is reclassified from other comprehensive income into general, administration and corporate expenses in the statement of operations and other comprehensive income. For the twelve months ended December 31, 2023, the amount recognized within general, administration and corporate expenses for settled foreign exchange contracts was a realized loss of $8.1 million (December 31, 2022 — gain of $5.9 million).
Embedded derivative on loss portfolio contract. The loss portfolio transfer contract includes a funds withheld arrangement that provides returns to the reinsurer based on Aspen’s investment performance, guaranteeing a minimum of 1.75% return. Such funds withheld arrangements are examples of embedded derivatives and therefore this instrument is accounted for as an option-based derivative. For the twelve months ended December 31, 2023, the amount recognized as a change in fair value of derivatives in the consolidated statement of operations was $15.2 million (December 31, 2022 — loss of $14.5 million).
Credit risk.  We have exposure to credit risk primarily as a holder of fixed income securities and private securities. Our risk management strategy and investment policy is to invest mainly in debt instruments of high credit quality issuers. We also invest a portion of the portfolio in securities that are below investment grade or in unrated private securities and other specialty asset classes. We reduce the amount of credit exposure by setting limits with respect to particular ratings categories, business sectors and any one issuer. As at December 31, 2023, the average rating of fixed income maturities in our investment portfolio was “AA-” (December 31, 2022 — “AA-”).
In addition, we are exposed to the credit risk of our insurance and reinsurance brokers to whom we make claims payments for our policyholders, as well as to the credit risk of our reinsurers and retrocessionaires who assume business from us. Other than fully collateralized reinsurance, the substantial majority of our reinsurers have a rating of “A” (Excellent), the third highest of fifteen rating levels, or better by A.M. Best and the minimum rating of any of our material reinsurers is “A-” (Excellent), the fourth highest of fifteen rating levels, by A.M. Best. At December 31, 2023, the total amount recoverable by the Company from reinsurers was $4,577.8 million (December 31, 2022 — $4,897.7 million). Of the Company’s reinsurance recoverable balance at December 31, 2023, 56.8% is collateralized by our reinsurers, 42.9% is recoverable from reinsurers rated A- or higher by major rating agencies and 0.3% is recoverable from reinsurers rated lower than A- by major rating agencies (December 31, 2022 — 57.3%, 42.3% and 0.4%, respectively). As at December 31, 2023, the Company’s largest uncollateralized exposures to individual reinsurers represent 15.9% (December 31, 2022 — 16.3%), 11.1% (December 31, 2022 — 9.7%), and 9.2% (December 31, 2022 — 8.2%). As at December 31, 2023, the Company recognized an allowance for expected credit losses of $3.7 million (December 31, 2022 — $3.7 million) for reinsurance recoverables from reinsurers.

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
Based on the evaluation of the disclosure controls and procedures, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, the Company’s disclosure controls and procedures were ineffective in ensuring that information required to be disclosed in the reports filed or submitted to the SEC under the Exchange Act by the Company were recorded, processed, summarized and reported in a timely fashion, and were accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework (2013). Based on our assessment in accordance with the criteria, we believe that, as a result of the residual material weakness in internal controls described below, our internal controls over financial reporting were ineffective as at December 31, 2023. The material weakness identified relates to our process level procedures and controls around reinsurance premiums payable and reinsurance receivables.
Continued significant progress has been made over the course of 2023 to remediate the identified material weakness in our internal control over financial reporting described above. To remediate the material weakness, we implemented remedial measures that included, but were not limited to:

•strengthened the outwards reinsurance teams, through a combination of hiring additional accounting and operational resources, both permanent and temporary, together with engaging external consulting and other business process third-party organizations, to ensure that we have a sufficient number of personnel with the skills and experience commensurate with the size and complexity of the organization who can effectively design and execute our process level procedures and controls around reinsurance premiums payable and reinsurance receivables, and associated disclosure controls.
•strengthened our documentation of reinsurance premiums payable and reinsurance receivables processes and procedures relating to cash matching controls, enhancing the scope of existing outward reinsurance credit controls while also implementing new outwards reinsurance credit control processes and procedures.
•designed and implemented various additional new procedures and internal controls over reinsurance premiums payable and reinsurance receivables, improved segregation of duties, and enhanced certain existing internal controls, including timeliness and accuracy of reporting.
We have, as discussed above, implemented remedial measures in advance of and as at December 31, 2023, however, these controls will need to be in operation for a sufficient period of time before management has concluded, through testing, that these new controls are operating effectively. We expect that the testing of the new controls will be completed over the first half of 2024.
Our Board and Audit Committee are committed to, and will continue to monitor the testing progress and effectiveness of our management’s implemented control-remediation activities.
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
In our 2022 annual report on Form 20-F, we identified and disclosed a material weakness in our internal control over financial reporting. The material weakness resulted from insufficient resources with appropriate level of knowledge within our outwards reinsurance operations and accounting team to effectively design and execute our process level procedures and controls around reinsurance premiums payable and reinsurance receivables, and related disclosures.
As discussed in Item 15 B above, continued significant progress has been made over the course of 2023 to remediate the material weakness in our internal control over financial reporting. The remedial measures including control enhancements described above have been implemented over the course of 2023 and were in operation as at December 31, 2023, however, these controls will need to be in operation for a sufficient period of time before management has concluded, through testing, that these new controls and enhancements are operating effectively. We expect that the testing of the new controls and enhancements will be completed over the first half of 2024.
Management’s assessment of the overall effectiveness of our internal controls over financial reporting was based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based upon that evaluation, and other than the changes described above in “Remediation Status,” the Company’s management is not aware of any additional changes in its internal control over financial reporting that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company reviews its disclosure controls and procedures, including internal controls over financial reporting, on an ongoing basis.

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

Item 16C.    Principal Accountant Fees and Services
The following table represent aggregate fees billed to the Company by Ernst & Young LLP (“EY”) PCAOB ID 1438, London, England, the Company’s independent registered public accounting firm and auditor, for fiscal years ended December 31, 2023 and 2022:

	Twelve Months Ended December 31, 2023	Twelve Months Ended December 31, 2022
	($ in millions)
Audit Fees (1)	$8.7	$5.4
Audit-Related Fees (2)	0.7	1.0
All Other Fees (3)	—	—
Total Fees	$9.4	$6.4
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
(3)    All other fees totalling $31,000 relate to fees billed to the company by EY for non-audit services rendered to the company in connection with Canadian Actuarial Support.

The policy of the Audit Committee is to approve all audit and permissible non-audit services to be provided by the independent registered public accounting firm during the year. The Audit Committee considered whether the provision of the non-audit services by EY was compatible with maintaining EY’s independence with respect to the Company and determined that the provision of such services was compatible with EY maintaining its independence. The Audit Committee approved all of the services provided by EY for the fiscal year ended December 31, 2023.

For the fiscal year ended December 31, 2021, the Company’s previous auditor was KPMG, PCAOB ID 1118, London, England.

Item 16D.    Exemptions from the Listing Standards for Audit Committee
None.
Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.
Item 16F.    Change in Registrant’s Certifying Accountant
As discussed in the Company’s Annual Reports on Form 20-F for the years ended December 31, 2020 and December 31, 2021, on June 8, 2022, KPMG LLP (“KPMG”) resigned as Aspen’s independent registered public accounting firm. With effect from July 6, 2022, following receipt of regulatory approval and completion of internal governance procedures, Aspen has

Table of Contents Contents
appointed Ernst & Young LLP (“EY”) as Aspen’s independent registered public accounting firm for the fiscal years ending December 31, 2022 and 2023.

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
Pursuant to Section 303.A.11 of the NYSE Listed Company Manual and Item 16G of Form 20-F, we are required to list the significant differences between our corporate governance practices and the NYSE corporate governance standards applicable to U.S. issuers listed on the NYSE. Listed below are the significant differences:
•While our Board is comprised of a majority of independent directors, this is not required to be the case. The NYSE requires U.S. issuer listed companies to have a board of directors of at least a majority of independent directors. Controlled companies, however, are exempt from this requirement. Under Bermuda law and our Bye-Laws, we are not required to have a majority of independent directors.
•We currently do not have an operational nominating/corporate governance committee. Instead, the functions typically performed by such a committee are performed by the Board. The NYSE requires U.S. issuer listed companies to have a nominating/corporate governance committee composed entirely of independent directors and a committee charter detailing the committee’s purpose and responsibilities and an annual performance evaluation of the committee. Controlled companies, however, are exempt from this requirement. Under Bermuda law and our Bye-Laws, we are not required to have a nominating or corporate governance committee.
•We currently do not have an operational compensation committee. The NYSE requires U.S. issuer listed companies to have a compensation committee composed entirely of independent directors and a committee charter detailing the committee’s purpose and responsibilities, an annual performance evaluation of the committee and the rights and responsibilities of the committee with respect to retaining or obtaining advice from an independent adviser. Controlled companies, however, are exempt from this requirement. Under Bermuda law and our Bye-Laws, we are not required to have a compensation committee.
•While our Audit Committee is comprised of three independent directors, as described further herein, this is not required to be the case. The NYSE requires U.S. issuer listed companies to have an audit committee that has a minimum of three members. Foreign private issuers are exempt from this requirement. Under Bermuda law and our Bye-Laws, there is no requirement for a fixed number of members for an audit committee.

Item 16H.    Mine Safety Disclosure
Not applicable.

Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

Item 16J.    Insider Trading Policies
Not applicable.

Item 16K.    Cybersecurity
We maintain an enterprise-wide information security and cyber risk management framework (“Framework”) that is designed to protect our sensitive information and comply with applicable data security and privacy laws and regulations, in all jurisdictions in which we operate. Our Information Security and Cyber Risk Management Policy is aligned with the National Institute of Standards and Technology (“NIST”) cybersecurity framework and sets out our internal framework to enable a consistent and coordinated approach to ensure that information security risks are adequately addressed in a manner proportionate to the nature, scale and complexity of our operations. Our framework is designed to protect information from the time it is created, through its useful life, to its ultimate authorized disposal.

Table of Contents Contents
Our cybersecurity program is designed to provide reasonable assurance that we will have efficient and effective operations; safeguard our assets; produce reliable reporting; comply with applicable laws and regulations; and to identify, protect, detect and respond to, and manage, reasonably foreseeable cybersecurity risks and threats. Our Framework is a key part of our internal control system and uses risk management processes to enable informed and prioritized decisions regarding information and cyber security.
Effective identification of information security and cyber risk enable us to focus and prioritize risk management efforts and determine resources required to manage the risks. We regularly assess risks from cybersecurity and technology threats and monitor our information systems for potential vulnerabilities. Risk identification processes span the entity, segment, function, and operational levels, to capture key risks within business processes, group-wide risks that are not directly associated with an individual function or process, and changes that could impact the internal control environment. Risk assessment involves a dynamic and iterative process for analyzing information security and cyber risks in order to form the basis for classifying information assets according to their value, sensitivity, and criticality; and for determining how risks should be managed, in accordance with our risk tolerance. Our risk assessment considers threats, vulnerabilities, exploitability, likelihood, and magnitude of impact to our operations, assets, individuals and facilities. Risk assessments also consider risk from external parties, including contractors who operate systems on our behalf, individuals who access our systems or data, service providers, and outsourcing entities. Risk assessments play an important role in the control selection processes. As internal and external circumstances change over time, risk identification also captures emerging information security and cyber risks. These and other emerging risks are reported to the Risk Committee of the Board.
Identified risks are recorded in the Group risk register and categorized, using the NIST security control family taxonomy to categorize and aggregate risk information. Once identified, all key information security and cyber risks are assessed to form the basis for determining how risks should be managed. After information security and cyber controls are implemented, they are regularly monitored and evaluated to determine whether the controls are implemented correctly, operate as intended, produce the desired outcome, and continue to comply with laws, regulations and contractual requirements. Monitoring helps to maintain a dynamic understanding of the Group’s risk profile and identify control deficiencies which require remediation actions.
As part of our risk management process, we conduct application security assessments, vulnerability management, penetration testing, employee phishing testing, security audits, and ongoing risk assessments. We also maintain a variety of incident response plans that are utilized when incidents are detected. We require employees with access to information systems, including all employees, to undertake data protection and cybersecurity training and compliance programs annually.
Where possible, with respect to our cyber risk management processes, controls are implemented with a corresponding performance scale which is used as the basis for establishing monitoring via Key Risk Indicators (KRIs). KRIs are measured against the acceptable level of variance in performance relative to the achievement of control objectives and indicate whether controls are adequately addressing risk and whether risks are changing over time. KRIs that fall outside of pre-established thresholds trigger a more thorough management review and assessment, and where appropriate, any necessary adjustments to controls. Control deficiencies that result in exposures that exceed tolerance will be subject to a monitored mitigation plan with an agreed timeline to reduce residual risk to within the tolerance; and included in risk reporting. In such a case, the risk is implicitly temporarily accepted while mitigation actions progress. The development and ownership of an appropriate response is determined by relevant first line stakeholders in consultation with the Group Chief Information Security Officer (“CISO”). The action plan should be proportionate to the level of exposure and include defined actions aligned to the underlying causes.
In some cases, it might be determined that the exposure exceeds risk tolerance and cannot be brought within acceptable levels through any combination of mitigation or risk transfer. In this case, the applicable business function owner will consult with the CISO to determine the best course of action (e.g., through risk avoidance, an exception process, or increased security requirements for the relevant system/process). Exceptions and risk avoidance circumstances should be rare and will be recorded and reported to the Group Executive Committee. Notably, risk avoidance is not the same as ignoring a risk. See "Risk Factors - A failure in our data security and/or technology systems or infrastructure or those of third parties, including those caused by security breaches or cyber-attacks could disrupt our business, damage our reputation and cause losses."
In the normal course, we engage assessors, consultants and other third parties to assist in various cyber-related matters. These engagements cover a range of risk mitigation activities such as threat detection, penetration testing and red/purple team cyber-attack simulations.
We have implemented processes to identify and manage risks from cybersecurity threats associated with our use of such third-party service providers, including in relation to information security, particularly for personal information. These controls include contractual requirements to meet certain information security and testing requirements, alongside ongoing oversight procedures.

Table of Contents Contents
Management has responsibility to manage risk and bring to the Board’s attention the most material near-term and long-term risks to the Company. The Company’s CISO leads management’s assessment and management of cybersecurity risk and is responsible for defining the Framework, and for establishing and maintaining security policies, standards and guidelines for group-wide applicability. Our Company CISO has extensive experience in IT and cybersecurity, spanning over 25 years and multiple industries, including telecommunications, insurance, gaming, financial services and digital marketing and advertising, as well as multiple roles, including over 12 years in IT executive roles. The CISO reports to the Chief Information Officer, who reports to the Group Chief Operating Officer, who in turn reports directly to the Company’s Group Chief Executive Officer.
The Board is actively engaged in overseeing and reviewing the Company’s strategic direction and objectives, taking into account, among other considerations, the Company’s risk profile and related exposures, as part of this oversight the Board has delegated certain of these responsibilities to committees of the Board. The Risk Committee reviews, on behalf of the Board, at least once annually, the Group’s cybersecurity program, its effectiveness, related exposures and risks, including actions underway or planned to reduce these risks. This review and oversight may generally encompass data breach risk; cyber prevention and detection controls; privacy matters; incident response plan; third-party cyber risk; cyber trends and events; and other cyber topics determined jointly by management and the Risk Committee. In carrying out this role, the Risk Committee takes into account the relevant work of the CISO. The CISO presents to the Risk Committee at least once annually, and the Board receives updates on operational risks, including cybersecurity matters, at its regular quarterly meetings from the Group Chief Operating Officer, alongside second-line oversight updates from the Group Chief Risk Officer. The Internal Audit function also provides third-line oversight of cyber risk elements through periodic testing of our cyber procedures, the results of which are reported to the Risk Committee and subsidiary boards of directors as appropriate.
On the recommendation of the Risk Committee, the Board reviews and approves the Group Information Security and Risk Management Policy on an annual basis and oversees our annual enterprise risk assessment on at least an annual basis to assess key risks within the business, including security and technology risks and cybersecurity threats.
For further information regarding the Company’s cybersecurity framework and associated governance procedures, please refer to Item 4, “Business Overview - Regulatory Matters - Privacy & Cybersecurity Laws.”
For further information on our risk management strategy, refer to Item 4, “Business Overview - Risk Management - Risk Management Strategy.”

PART III
Item 17.        Financial Statements
Refer to Item 18 of this report.

Table of Contents Contents
FINANCIAL STATEMENTS

Item 18.        Financial Statements
ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
As at December 31, 2023 and December 31, 2022
($ in millions, except share and per share amounts)

	As at December 31, 2023	As at December 31, 2022
ASSETS
Fixed income maturities, available for sale (amortized cost — 2023: $4,330.0 and 2022: $4,131.3 net of allowance for expected credit losses 2023: $2.9 and 2022: $7.7)	$4,122.6	$3,788.6
Fixed income maturities, trading at fair value (amortized cost — 2023: $1,527.0 and 2022: $1,576.7) (1)	1,485.7	1,475.5
Short-term investments, available for sale (amortized cost — 2023: $93.6 and 2022: $52.4)	93.6	52.0
Short-term investments, trading at fair value (amortized cost — 2023: $2.1 and 2022: $6.3)	2.1	6.3
Catastrophe bonds, trading at fair value (amortized cost — 2023: $1.6 and 2022: $5.1)	1.6	2.9
Privately-held investments, available for sale (amortized cost — 2023: $14.7 and 2022: $Nil) (2)	14.9	—
Privately-held investments, trading at fair value (amortized cost — 2023: $494.9 and 2022: $537.7) (2)	475.0	533.0
Investments, equity method	7.6	6.2
Other investments, at fair value (3)	209.3	221.3
Total investments	6,412.4	6,085.8
Cash and cash equivalents (including cash within consolidated variable interest entities of 2023: $Nil and 2022: $65.7) (4)	1,028.1	959.2
Unpaid losses recoverable from reinsurers (net of allowance for expected credit losses of 2023: $3.7 and 2022: $3.7)	4,577.8	4,897.7
Ceded unearned premiums	733.5	737.3
Underwriting premiums receivables (net of allowance for expected credit losses of 2023: $21.0 and 2022: $25.0)	1,435.3	1,482.4
Deferred acquisition costs	296.2	319.0
Derivatives assets	31.7	56.2
Right-of-use operating lease assets	61.6	72.8
Income taxes refundable	4.3	20.8
Deferred tax assets	312.6	120.1
Other assets	309.6	384.2
Intangible assets and goodwill	21.7	21.8
Total assets	$15,224.8	$15,157.3
LIABILITIES
Reserve for losses and loss adjustment expenses	$7,810.6	$7,710.9
Unearned premiums	2,426.3	2,457.5
Total insurance reserves	10,236.9	10,168.4
Reinsurance premiums	1,416.6	1,980.1
Income taxes payable	12.6	10.9
Deferred tax liabilities	1.6	0.9
Accrued expenses and other payables (5)	214.4	201.8
Payables for securities purchased	22.3	6.9
Operating lease liabilities	86.1	95.5
Derivative liabilities	25.8	34.9
Long-term debt	300.0	—
Short-term debt	—	299.9
Total liabilities	$12,316.3	$12,799.3
Commitments and contingent liabilities (see Note 21)	$—	$—
SHAREHOLDERS’ EQUITY
Ordinary shares	$0.6	$0.6
Preference shares	753.5	753.5
Additional paid-in capital	761.2	761.2
Retained earnings	1,793.5	1,349.0
Accumulated other comprehensive (loss)	(400.3)	(506.3)
Total shareholders’ equity	2,908.5	2,358.0
Total liabilities and shareholders’ equity	$15,224.8	$15,157.3
_________________
(1)    Fixed income maturities, trading at fair value includes related party investments totaling $129.8 million (2022 — $Nil).
(2)    Privately-held investments, trading at fair value include related party investments totaling $112.4 million (2022 — $44.8 million). Privately-held investments, available for sale include related party investments totaling $14.9 million (2022 — $Nil).
(3)    Other investments includes related party investments of $23.9 million (2022 — $25.3 million) in Apollo Real Estate Fund and $15.9 million (2022 — $12.7 million) in Apollo Origination Partnership.
(4)    Cash and cash equivalents includes restricted cash of $323.2 million (2022 — $232.1 million) which are held in trusts.
(5)    Includes amounts due to related parties of $2.1 million for investment management fees (2022 — $4.5 million), and $1.2 million for management consulting fees (2022 — $1.3 million).

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)
For The Twelve Months Ended December 31, 2023, 2022 and 2021
($ in millions, except share and per share amounts)

	Twelve Months Ended December 31,
	2023	2022	2021
Revenues
Net earned premium	$2,614.5	$2,688.7	$2,410.5
Net investment income (1)	275.7	188.1	147.5
Realized and unrealized investment gains (2)	75.9	5.0	56.2
Other income	—	8.2	14.7
Total revenues	2,966.1	2,890.0	2,628.9
Expenses
Losses and loss adjustment expenses	1,553.0	1,680.0	1,693.3
Acquisition costs	380.2	431.8	414.1
General, administrative and corporate expenses (3)	503.6	494.2	418.0
Interest expense	55.2	43.7	14.3
Change in fair value of derivatives	(26.1)	80.5	35.9
Realized and unrealized investment losses	61.4	182.6	47.4
Net realized and unrealized foreign exchange losses/(gains)	36.2	(15.9)	(40.0)
Other expenses	—	20.1	10.8
Total expenses	2,563.5	2,917.0	2,593.8
Income/(loss) from operations before income taxes	402.6	(27.0)	35.1
Income tax benefit/(expense)	132.1	78.1	(5.3)
Net income	$534.7	$51.1	$29.8

Other Comprehensive Income/(Loss):
Available for sale investments:
Reclassification adjustment for net realized gains/(losses) on investments included in net income	$40.2	$55.5	$(20.4)
Change in net unrealized gains/(losses) on available for sale securities held	86.0	(447.2)	(137.2)
Net change from current period hedged transactions	(14.0)	15.4	(6.2)
Change in foreign currency translation adjustment	14.4	(30.9)	21.4
Other comprehensive income/(loss), before income taxes	126.6	(407.2)	(142.4)
Income tax (expense)/benefit thereon:
Reclassification adjustment for net realized losses on investments included in net /(loss)	(6.6)	—	—
Change in net unrealized (losses)/ gains on available for sale securities held	(14.0)	23.9	(0.3)
Total income tax (expense)/benefit allocated to other comprehensive income/(loss)	(20.6)	23.9	(0.3)
Other comprehensive income/(loss), net of income taxes	106.0	(383.3)	(142.7)
Total comprehensive income/(loss) attributable to Aspen Insurance Holdings Limited	$640.7	$(332.2)	$(112.9)

	Twelve Months Ended December 31,
	2023	2022	2021

Net income as reported	$534.7	$51.1	$29.8
Preference share dividends	(49.9)	(44.6)	(44.5)
Net income/(loss) available to Aspen Insurance Holdings Limited’s ordinary shareholders	$484.8	$6.5	$(14.7)

Basic and diluted earnings/(loss) per ordinary share	$8.03	$0.11	$(0.24)

_________________
(1)    Net investment income includes related party net investment income of $19.6 million (2022 — $3.1 million, 2021 — $Nil ) and related party investment management fees of $9.4 million (2022 — $4.9 million, 2021 — $5.8 million).
(2)    Realized and unrealized investments gains includes gains of $8.7 million on related party investments (2022 — $0.4 million loss, 2021 — $Nil ).
(3)    General, administrative and corporate expenses includes related party management consulting fees of $5.0 million (2022 — $5.0 million; 2021 — $5.0 million).

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For The Twelve Months Ended December 31, 2023, 2022 and 2021
($ in millions)

	Twelve Months Ended December 31,
	2023	2022	2021
Ordinary shares
Beginning of the year	$0.6	$0.6	$0.6
End of the year	0.6	0.6	0.6
Preference shares (1)
Beginning of the year	753.5	753.5	753.5
End of the year	753.5	753.5	753.5
Additional paid-in capital
Beginning of the year	761.2	761.2	716.2
Capital contribution	—	—	45.0
End of the year	761.2	761.2	761.2
Retained earnings
Beginning of the year	1,349.0	1,382.5	1,397.2
Net income for the year	534.7	51.1	29.8
Dividends on ordinary shares	(40.3)	(40.0)	—
Dividends on preference shares	(49.9)	(44.6)	(44.5)
End of the year	1,793.5	1,349.0	1,382.5
Accumulated other comprehensive income:
Cumulative foreign currency translation adjustments:
Beginning of the year	(186.9)	(156.0)	(177.4)
Change for the year, net of income taxes	14.4	(30.9)	21.4
End of the year	(172.5)	(186.9)	(156.0)
(Loss)/gain on derivatives:
Beginning of the year	13.8	(1.6)	4.6
Net change from current period hedged transactions, net of income taxes	(14.0)	15.4	(6.2)
End of the year	(0.2)	13.8	(1.6)
Unrealized appreciation on available for sale investments:
Beginning of the year	(333.2)	34.6	192.5
Change for the year, net of income taxes	105.6	(367.8)	(157.9)
End of the year	(227.6)	(333.2)	34.6
Total accumulated other comprehensive (loss)	(400.3)	(506.3)	(123.0)

Total shareholders’ equity	$2,908.5	$2,358.0	$2,774.8
_________________
(1)    Preference shares of $775.0 million, less issuance costs of $21.5 million (December 31, 2022 and 2021 — $775.0 million and $21.5 million).

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Twelve Months Ended December 31, 2023, 2022 and 2021
($ in millions)

	Twelve Months Ended December 31,
	2023	2022	2021
Cash flows from operating activities:
Net income	$534.7	$51.1	$29.8
Adjustments to reconcile net income to net cash providing by/(used in) operating activities:
Depreciation and amortization	11.0	43.3	53.3
Impairment of lease assets	—	(6.7)	0.4
Amortization of right-of-use operating lease assets	10.7	10.1	12.0
Interest on operating lease liabilities	4.5	5.4	5.5
Realized and unrealized investment gains	(75.9)	(5.0)	(56.2)
Realized and unrealized investment losses	61.4	182.6	47.4
Deferred tax (benefit)	(197.7)	(104.6)	(3.2)
Net realized and unrealized investment foreign exchange (gains)/losses	(5.3)	15.9	13.0
Net change from current period hedged transactions	(14.0)	15.4	(6.2)
Unrealized losses/(gains) on investment funds in net investment income	17.9	(14.5)	(20.5)

Changes in:
Losses and loss adjustment expenses	99.7	99.1	483.3
Unearned premiums	(31.2)	345.2	310.2
Unpaid losses	319.9	(1,599.6)	(109.5)
Ceded unearned premiums	3.8	(141.2)	(143.1)
Other receivables	11.7	(26.4)	(19.4)
Deferred acquisition costs	22.8	(28.2)	13.2
Reinsurance premiums payable	(563.5)	1,404.4	1.2
Funds withheld	43.6	1.1	(5.7)
Premiums receivable	47.1	(177.8)	(142.9)
Income tax payable and refundable	3.5	(1.3)	(7.6)
Accrued expenses and other payable	13.2	(87.0)	73.5
Derivative assets and derivative liabilities	15.4	(21.7)	13.6
Operating lease liabilities	(15.5)	(15.5)	(17.5)
Other	6.9	0.9	0.1
Net cash provided by/(used in) operating activities	$324.7	$(55.0)	$524.7

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Twelve Months Ended December 31, 2023, 2022 and 2021
($ in millions)

	Twelve Months Ended December 31,
	2023	2022	2021
Cash flows from investing activities:
(Purchases) of fixed income securities — Available for sale	$(1,554.8)	$(1,613.9)	$(2,217.3)
(Purchases) of fixed income securities — Trading	(418.5)	(724.6)	(866.4)
Proceeds from sales and maturities of fixed income securities — Available for sale	1,326.7	2,212.5	1,538.1
Proceeds from sales and maturities of fixed income securities — Trading	474.0	293.6	548.2
Net proceeds from catastrophe bonds — Trading	1.5	0.5	14.3
(Purchases) of short-term investments — Available for sale	(265.9)	(55.9)	(17.2)
Proceeds from sale of short-term investments — Available for sale	231.0	13.6	99.6
(Purchases) of short-term investments — Trading	(15.1)	(7.0)	(26.8)
Proceeds from sale of short-term investments — Trading	19.5	2.6	60.8
(Purchases) of privately-held investments - Available for sale	(14.7)	—	—
(Purchases) of privately-held investments — Trading	(99.0)	(377.9)	(205.1)
Proceeds from sale of privately-held investments — Trading	136.9	147.4	182.1
Net change in receivable/(payable) for securities sold/(purchased)	19.9	(31.8)	26.6
(Purchases) of other investments	(9.3)	(62.5)	(20.0)
Net proceeds from sales of other investments	4.9	5.9	—
Net (purchases)/sales of fixed assets	(8.9)	3.0	(64.5)
Net (purchases) of investments, equity method	(0.4)	(2.0)	(2.7)
Net cash (used in) investing activities	$(172.2)	$(196.5)	$(950.3)

Cash flows from financing activities:
Repayment of short-term debt	$(300.0)	$—	$—
Proceeds from term loan facility	300.0	—	—
Capital contribution	—	—	45.0
Dividends paid on ordinary shares	(40.3)	(40.0)	—
Dividends paid on preference shares	(49.9)	(44.6)	(44.5)
Net cash (used in)/provided by financing activities	$(90.2)	$(84.6)	$0.5

Effect of exchange rate movements on cash and cash equivalents	6.6	(18.8)	(8.1)

Increase/(decrease) in cash and cash equivalents	68.9	(354.9)	(433.2)
Cash and cash equivalents at beginning of period	959.2	1,314.1	1,747.3
Cash and cash equivalents at end of period (1)	$1,028.1	$959.2	$1,314.1

Supplemental disclosure of cash flow information:
Income taxes paid	$60.9	$29.1	$15.7
Interest paid	$15.6	$14.3	$14.0
_________________
(1) Cash and cash equivalents includes restricted cash of $323.2 million (2022 — $232.1 million, 2021 — $364.9 million) which are held in trusts.

ASPEN INSURANCE HOLDINGS LIMITED
NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
For The Twelve Months Ended December 31, 2023, 2022 and 2021
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
To facilitate comparison of information across periods, certain reclassifications have been made to prior year amounts to conform to the current year’s presentation.
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
  (b)    Accounting for Insurance and Reinsurance Operations
Premiums Earned. Premiums are generally recorded as written on the inception date of a policy. For proportional reinsurance treaty contracts, written premiums are generally recorded as the reinsured policies attach to the treaty. For multi-year insurance or reinsurance contracts, written premiums are recorded based on the contract terms. Premiums are recognized as revenues proportionately over the coverage period. Premiums earned are recorded in the consolidated statements of operations, net of the cost of purchased reinsurance. Premiums written which are not yet recognized as earned premium are recorded in the consolidated balance sheet as unearned premiums. Written and earned premiums and the related costs include estimates for premiums which have not been finally determined. These relate mainly to contractual provisions for the payment of adjustment or additional premiums, premiums payable under proportional treaties and delegated underwriting authorities, and reinstatement premiums.
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
Credit Losses on Underwriting Premiums Receivable. Underwriting premium receivable balances are reported net of an allowance for expected credit losses. The allowance, based on ongoing review and monitoring of amounts outstanding, historical loss data, including write-offs and other current economic factors, is charged to net income in the period the receivable is recorded and revised in subsequent periods to reflect changes in the Company’s estimate of expected credit losses. For most insurance policies, credit risk is partially mitigated by the Company’s ability to cancel the policy if the policyholder does not pay the premium whereby, upon default, policy liabilities would be written-down along with premium receivables.
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
Reinsurance accounting is followed when there is significant timing risk, underwriting risk and transfer risk, and a reasonable possibility of significant loss.
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
Credit Losses on Reinsurance Recoverables. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability with the reinsured business. The Company maintains credit risk if a reinsurer is unable to pay recoverables when they become due. To manage this risk, the Company evaluates the financial condition of its reinsurers and retrocessionaires, and monitors concentration of credit risk to minimize its exposure to significant losses from individual reinsurers. To further reduce credit exposure on reinsurance recoverables, the Company has received collateral, including letters of credit and trust accounts, from certain reinsurers. Following the adoption of ASC 326, an allowance is established for expected credit losses to be recognized over the life of the reinsurance recoverable. The allowance considers the current financial strength of the individual reinsurer and the amount of collateral held.
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
Privately-held Investments. The Company’s privately-held investments primarily comprise commercial mortgage loans, middle market loans and other private debt, asset-backed securities and global corporate securities. These investments are classified as trading or available for sale and are reported on the consolidated balance sheet at estimated fair value. Privately-

held investments are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are primarily determined using discounted cash flow models.  Interest income is accrued on the principal amount of the loan based on its contractual interest rate subject to it being probable that we will receive interest on that particular underlying loan. Interest income, amortization of premiums and discounts, and prepayment fees are reported in net investment income on the consolidated statements of income.
Other Investments, Equity Method. Other investments represent the Company’s investments that are recorded using the equity method of accounting. Adjustments to the fair value of these investments are made based on the net asset value of the investment.
Other Investments. Other investments represent the Company’s investments in investment funds that are reported at fair value. Adjustments to the fair value are made based on the net asset value of the investment.
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
Credit Losses on Available for Sale Debt Securities. An allowance account for credit losses is recognized for available for sale debt securities based on a review of individual securities. Write-offs are recorded when amounts are deemed uncollectible, or Aspen intends to sell (or more likely than not will be required to sell) the debt security before recovery of the amortized cost basis. The amortized cost basis will be written down to the debt securities fair value through earnings. Credit losses are limited to the difference between the debt securities amortized cost basis and fair value (‘fair-value floor’). Any decline in the debt securities fair value below the amortized cost basis that is not a result of a credit loss is recorded through other comprehensive income, net of applicable taxes. The allowance for credit losses of a security may be increased or reversed upon a change in credit position with the change reflected in net income.
The credit loss models employ a discounted cash flow approach to evaluate whether a credit loss exists at the individual security level and are reviewed at each reporting period. This analysis excludes investments in U.S. Government / Agency bonds and U.S. Government Agency mortgage-backed securities due to being of ‘high credit quality’ based on the absence of risk. For any available for sale debt securities that were initially purchased with credit deterioration (PCD), the amortized cost basis shall be considered to be the purchase price, plus any allowance for credit losses. Estimated credit losses shall be discounted at the rate that equates the present value of the purchaser’s estimate of the security’s future cash flows with the purchase price of the asset.
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
  (d)    Accounting for Derivative Financial Instruments
The Company enters into derivative instruments to manage certain market risks, such as forward exchange contracts used to reduce foreign currency risk relative to the U.S. dollar. The Company records derivative instruments at fair value on the Company’s consolidated balance sheet as either assets or liabilities, depending on their rights and obligations.
The accounting for the gain or loss due to the changes in the fair value of these instruments is dependent on whether the derivative qualifies as a hedge. If the derivative does not qualify as a hedge, the gains or losses are reported in the consolidated statement of operations when they occur and classified within Change in fair value of derivatives. If the derivative qualifies as a hedge, the accounting treatment varies based on the type of risk being hedged. There are two primary types of hedging relationships that may be used for accounting purposes: fair value hedge and cash flow hedge. A fair value hedge is designed to offset changes in the fair value of an underlying asset or liability, and the gain or loss from the hedging instrument offsets the change in fair value of the underlying asset or liability. Under fair value hedge accounting, both the gain or loss from the underlying asset or liability and the gain or loss from the hedging instrument are recognized in earnings in the same period. In contrast, a cash flow hedge is designed to offset changes in cash flows of an underlying asset or liability. The gain or loss from the hedging instrument is initially recognized in other comprehensive income. As the contracts settle, the realized gain or loss is reclassified from other comprehensive income into the consolidated statement of operations.

The loss portfolio transfer contract includes a funds withheld arrangement that provides a variable interest expense based on Aspen’s investment performance. As a result, this funds withheld arrangement is considered an embedded derivative and accounted for as an option-based derivative. Since the economic characteristics and risks of an embedded derivative feature are not clearly and closely related to the economic characteristics and risks of the host contract, the embedded derivative is bifurcated and accounted for separately at fair value. The Company records subsequent changes in the embedded derivative fair value in the consolidated statement of operations.
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
   (h)    Accounting for Foreign Currencies Translation
The functional currency of the Company and its subsidiaries is the U.S. Dollar, which is also the Company’s reporting currency. Transactions in currencies other than the functional currency are measured at the exchange rate prevailing at the date of the transaction.
Monetary assets and liabilities denominated in non-functional currencies are remeasured at the exchange rate prevailing at the balance sheet date and any resulting foreign exchange gains or losses are reflected in the consolidated statement of operations. Foreign exchange gains or losses related to available for sale investments denominated in non-functional currencies are included within other comprehensive income. Non-monetary assets and liabilities are remeasured to functional currency at historic exchange rates.

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
The Company applies a portfolio approach to release the income tax effects in accumulated other comprehensive income. Under this approach, the income tax effects upon the sale of an available for sale debt security, settlement of hedged transactions and upon foreign currency translation adjustments for each period, are determined under the intraperiod tax allocation approach. Any tax effects remaining in accumulated other comprehensive income are only released when the entire portfolio is liquidated, sold or extinguished.
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
 (k)    Accounting for Share-Based Payments and Long-Term Incentive Plans
The Company operates an employee long-term incentive plan, comprised of Performance Units and Exit Units, the terms and conditions of which are described in Note 17. The Company applies a fair-value based measurement method in calculating the compensation costs of Performance Units which are recognized on a straight-line basis over the vesting period.
Certain employees of the Company participate in a Management Equity Plan (“MEP”), comprising stock options to acquire non-voting shares in a related party affiliate of the Company, at no cost to the employee. The terms and conditions of the MEP are described in Note 17. The Company recognizes compensation costs for these awards with performance conditions if, and when, the Company concludes that it is probable that the performance condition(s) will be achieved, over the requisite service period. The Company reviews and evaluates these estimates regularly and will recognise any remaining unrecognised compensation expense as an estimate revision. The stock options vest upon a number of performance conditions; an exit or liquidity event occurring; a two-year cumulative operating income hurdle being achieved over the vesting period; and certain other contractual terms being achieved. The Company applies fair-value based measurement principles to determine grant date values for the stock options. The Company has made an entity-wide accounting election to account for award forfeitures as they occur.

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

(m)    Accounting Pronouncements
Accounting Pronouncements Not Yet Adopted
Segment Reporting
In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, “Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures”. This update improves the disclosures about a public entity’s reportable segments and addresses requests from investors for additional, more detailed information about a reportable segment’s expenses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. As this guidance relates solely to financial statement disclosures, the adoption of ASU 2023-07 will have no impact upon the Company’s results of operations, financial condition, or liquidity.
Income Taxes
In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740) - Improvements to Income Tax Disclosures”. The amendments in this Update provide additional transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The amendments to this Update are effective for annual periods beginning after December 15, 2024. As this guidance relates solely to financial statement disclosures, the adoption of ASU 2023-09 will have no impact upon the Company’s results of operations, financial condition, or liquidity.
Other accounting pronouncements were issued during the year ended December 31, 2023 which were either not applicable to the Company or did not impact the Company’s consolidated financial statements.

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
Insurance Segment.  The insurance segment consists of first party insurance, specialty insurance, casualty and liability insurance, and financial and professional lines insurance. Additionally, the insurance segment includes Aspen Underwriting Limited’s participation as a corporate member in Carbon Syndicate 4747 (“Carbon Syndicate”). For a more detailed description of this segment, refer to Item 4 “Information on the Company — Business Overview — Aspen Insurance” above.
Non-underwriting Disclosures. The Company provides additional disclosures for corporate and other (non-operating) income and expenses. Corporate and other income and expenses include: corporate expenses, non-operating expenses, net investment income, net realized and unrealized investment gains or losses, changes in fair value of derivatives, interest expenses, net realized and unrealized foreign exchange gains or losses, and income taxes. These income and expense items are not allocated to the Company’s business segments as they are not directly related to the Company’s business segment operations and is consistent with how management measures the performance of its segments. The Company does not allocate its assets by business segment as we evaluate underwriting results of each segment separately from the results of our investment portfolio.
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

The following tables provide a summary of gross and net written and earned premiums, underwriting income or loss, ratios and reserves for each of the Company’s business segments for the twelve months ended December 31, 2023, 2022 and 2021:

	Twelve Months Ended December 31, 2023
	Reinsurance	Insurance	Total
	($ in millions)
Underwriting Revenues
Gross written premiums	$1,521.0	$2,446.6	$3,967.6
Net written premiums	1,098.0	1,483.9	2,581.9
Gross earned premiums	1,562.0	2,444.8	4,006.8
Net earned premiums	1,154.5	1,460.0	2,614.5
Underwriting Expenses
Losses and loss adjustment expenses	611.1	941.9	1,553.0
Acquisition costs	208.6	171.6	380.2
General and administrative expenses	120.6	233.9	354.5
Underwriting income	214.2	112.6	326.8
Corporate and other expenses (1)			(114.0)
Non-operating expenses (2)			(35.1)
Net investment income			275.7
Realized and unrealized investment gains			75.9
Realized and unrealized investment losses			(61.4)
Change in fair value of derivatives			26.1
Interest expense			(55.2)
Net realized and unrealized foreign exchange (losses)			(36.2)
Income before income taxes			402.6
Income tax benefit			132.1
Net income			$534.7

Net reserves for loss and loss adjustment expenses	$1,373.1	$1,859.7	$3,232.8
Ratios
Loss ratio	52.9%	64.5%	59.4%
Acquisition cost ratio	18.1	11.8	14.5
General and administrative expense ratio	10.4	16.0	13.6
Expense ratio	28.5	27.8	28.1
Combined ratio	81.4%	92.3%	87.5%
 _______________
(1)Corporate and other expenses includes other income/(expenses), which were previously presented separately.
(2)Non-operating expenses in the twelve months ended December 31, 2023 includes expenses in relation to consulting fees, non-recurring transformation program costs, and other non-recurring costs.

	Twelve Months Ended December 31, 2022
	Reinsurance	Insurance	Total
	( $ in millions)
Underwriting Revenues
Gross written premiums	$1,807.0	$2,531.7	$4,338.7
Net written premiums	1,426.4	1,469.6	2,896.0
Gross earned premiums	1,617.2	2,370.8	3,988.0
Net earned premiums	1,251.8	1,436.9	2,688.7
Underwriting Expenses
Losses and loss adjustment expenses	770.3	909.7	1,680.0
Acquisition costs	252.4	179.4	431.8
General and administrative expenses	142.5	244.0	386.5
Underwriting income	86.6	103.8	190.4
Corporate expenses			(71.7)
Non-operating expenses (1)			(36.0)
Net investment income			188.1
Realized and unrealized investment gains			5.0
Realized and unrealized investment losses			(182.6)
Change in fair value of derivatives			(80.5)
Interest expense			(43.7)
Net realized and unrealized foreign exchange gains			15.9
Other income			8.2
Other expenses			(20.1)
(Loss) before income taxes			(27.0)
Income tax benefit			78.1
Net income			$51.1

Net reserves for loss and loss adjustment expenses	$1,360.7	$1,452.5	$2,813.2
Ratios
Loss ratio	61.5%	63.3%	62.5%
Acquisition cost ratio	20.2	12.5	16.1
General and administrative expense ratio	11.4	17.0	14.4
Expense ratio	31.6	29.5	30.5
Combined ratio	93.1%	92.8%	93.0%
 ________________

(1)Non-operating expenses in the twelve months ended December 31, 2022 includes expenses in relation to consulting fees, non-recurring transformation activities, and other non-recurring costs.

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
_______________
(1)Non-operating expenses in the twelve months ended December 31, 2021 includes expenses in relation to consulting fees, non-recurring transformation activities, and other non-recurring costs.

Geographical Areas. The following summary presents the Company’s gross written premiums based on the location of the insured risk for the twelve months ended December 31, 2023, 2022 and 2021.

	For the Twelve Months Ended
	December 31, 2023	December 31, 2022	December 31, 2021
	($ in millions)
Australia/Asia	$177.8	$257.5	$275.8
Europe	179.4	194.5	140.6
United Kingdom & Ireland	532.5	485.8	393.2
United States & Canada (1)	2,472.0	2,715.7	2,301.8
Worldwide excluding United States (2)	28.8	24.2	31.5
Worldwide including United States (3)	417.2	541.7	592.2
Other (4)	159.9	119.3	203.3
Total	$3,967.6	$4,338.7	$3,938.4
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

4.     Investments
Income Statement
Net investment income.  The following table summarizes investment income for the twelve months ended December 31, 2023, 2022 and 2021:

	For the Twelve Months Ended
	December 31, 2023	December 31, 2022	December 31, 2021
	($ in millions)
Fixed income securities — Available for sale	$115.7	$95.6	$87.2
Fixed income securities — Trading	98.9	57.0	30.2
Short-term investments — Available for sale	5.3	0.6	0.1
Short-term investments — Trading	0.3	0.1	—
Fixed term deposits (included in cash and cash equivalents)	39.9	6.6	0.7
Catastrophe bonds — Trading	0.2	0.3	0.9
Privately-held investments — Available for sale	0.1	—	—
Privately-held investments — Trading	44.7	24.3	18.2
Other investments, at fair value (1)	(17.8)	13.9	21.9
Total	287.3	198.4	159.2
Investment expenses	(11.6)	(10.3)	(11.7)
Net investment income	$275.7	$188.1	$147.5
_____________
(1)    Other investments primarily represent the Company’s investments in investment funds. The amount reported represents the change in fair value of the investments in the period.

The following table summarizes the net realized and unrealized investment gains and losses recorded in the consolidated statement of operations and the change in unrealized gains and losses on investments recorded in other comprehensive income for the twelve months ended December 31, 2023, 2022 and 2021:

	For the Twelve Months Ended
	December 31, 2023	December 31, 2022	December 31, 2021
	($ in millions)
Available for sale:
Fixed income securities — gross realized gains	$1.6	$2.9	$22.7
Fixed income securities — gross realized (losses)	(41.5)	(58.4)	(3.6)
Short-term investments — gross realized gains	0.6	1.0	2.0
Short-term investments — gross realized (losses)	(0.9)	(0.5)	(0.8)
Net change in expected credit gains/(losses)	4.8	(5.0)	(2.5)
Trading:
Fixed income securities — gross realized gains	1.0	0.2	12.2
Fixed income securities — gross realized (losses)	(3.5)	(1.8)	(2.0)
Short-term investments — gross realized gains	0.1	—	0.1
Short-term investments — gross realized (losses)	(0.3)	—	(0.3)
Privately-held investments — gross realized gains	0.8	0.7	0.6
Privately-held investments — gross realized (losses)	—	(0.1)	(13.8)
Privately-held investments — net unrealized (losses)/gains	(15.2)	(2.5)	18.1
Catastrophe bonds — net unrealized gains/(losses)	0.1	0.2	(0.8)
Fixed income securities — net unrealized gains/(losses)	65.9	(113.9)	(23.4)

Investments — equity method:
Gross realized and unrealized gains in MVI	0.2	—	0.1
Gross unrealized gains/(losses) in Multi-Line Reinsurer	0.8	(0.4)	0.2
Total net realized and unrealized investment gains/(losses) recorded in the consolidated statement of operations	$14.5	$(177.6)	$8.8

Change in available for sale net unrealized gains/(losses):
Available for sale investments	$126.2	$(391.7)	$(157.6)
Income tax (expense)/benefit	(20.6)	23.9	(0.3)
Total change in net unrealized gains/(losses), net of taxes recorded in other comprehensive income	$105.6	$(367.8)	$(157.9)

Balance Sheet
Fixed Income Securities, Short-Term Investments and Privately-Held Investments — Available For Sale.  The following tables present the cost or amortized cost, gross unrealized gains and losses and estimated fair market value of available for sale investments in fixed income securities, short-term investments and privately-held investments as at December 31, 2023 and December 31, 2022:

	As at December 31, 2023
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses (1)	Fair Market Value
	($ in millions)
Fixed Income Securities — Available for sale
U.S. government	$1,224.9	$4.4	$(26.7)	$—	$1,202.6
U.S. agency	7.5	—	(0.3)	—	7.2
Municipal	133.6	—	(5.0)	(0.5)	128.1
Corporate	2,051.1	12.1	(101.5)	(2.4)	1,959.3
Non-U.S. government-backed corporate	106.5	0.1	(5.9)	—	100.7
Non-U.S. government	279.9	0.6	(6.7)	—	273.8
Agency commercial mortgage-backed	6.6	—	(0.8)	—	5.8
Agency residential mortgage-backed	519.9	0.1	(74.9)	—	445.1
Total fixed income securities — Available for sale	4,330.0	17.3	(221.8)	(2.9)	4,122.6
Short-term investments — Available for sale	93.6	—	—	—	93.6
Privately-held investments — Available for sale
Asset-backed securities	14.7	0.2	—	—	14.9
Total Investments — Available for sale	$4,438.3	$17.5	$(221.8)	$(2.9)	$4,231.1
_____________
(1)    For more information on the allowance for expected credit losses, refer to Note 25, “Allowance for Expected Credit Losses”.

	As at December 31, 2022
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Market Value
	($ in millions)
Fixed Income Securities — Available for sale
U.S. government	$1,003.7	$—	$(50.7)	$—	$953.0
U.S. agency	9.2	—	(0.4)	—	8.8
Municipal	159.9	—	(9.4)	(1.0)	149.5
Corporate	2,016.9	3.5	(169.1)	(6.3)	1,845.0
Non-U.S. government-backed corporate	119.4	—	(8.8)	(0.2)	110.4
Non-U.S. government	225.2	0.1	(11.5)	(0.2)	213.6
Non-agency commercial mortgage-backed	6.6	—	(1.0)	—	5.6
Agency mortgage-backed	590.4	—	(87.7)	—	502.7
Total fixed income securities — Available for sale	4,131.3	3.6	(338.6)	(7.7)	3,788.6
Short-term investments — Available for sale	52.4	—	(0.4)	—	52.0
Total Investments — Available for sale	$4,183.7	$3.6	$(339.0)	$(7.7)	$3,840.6

Fixed Income Securities, Short-Term Investments, Equities, Catastrophe Bonds and Privately-Held Investments — Trading.  The following tables present the cost or amortized cost, gross unrealized gains and losses, and estimated fair market value of trading investments in fixed income securities, short-term investments, catastrophe bonds and privately-held investments as at December 31, 2023 and December 31, 2022:

	As at December 31, 2023
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
	($ in millions)
Fixed Income Securities — Trading
U.S. government	$248.7	$0.5	$(3.7)	$245.5
Municipal	3.3	—	(0.2)	3.1
Corporate	178.8	0.7	(8.0)	171.5
High yield loans	90.8	1.3	—	92.1
Non-U.S. government-backed corporate	8.6	—	(0.3)	8.3
Non-U.S. government	35.8	0.1	(1.1)	34.8
Asset-backed	936.0	2.1	(29.9)	908.2
Agency mortgage-backed	25.0	—	(2.8)	22.2
Total fixed income securities — Trading	1,527.0	4.7	(46.0)	1,485.7
Short-term investments — Trading	2.1	—	—	2.1
Catastrophe bonds — Trading	1.6	—	—	1.6
Privately-held investments — Trading
Commercial mortgage loans	293.2	1.0	(19.3)	274.9
Middle market loans and other private debt	85.9	—	(1.1)	84.8
Asset-backed securities	83.1	0.4	(0.6)	82.9
Global corporate securities	14.7	—	(0.3)	14.4
Short-term investments	18.0	—	—	18.0
Total privately-held investments — Trading	494.9	1.4	(21.3)	475.0
Total Investments — Trading	$2,025.6	$6.1	$(67.3)	$1,964.4

	As at December 31, 2022
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
	($ in millions)
Fixed Income Securities — Trading
U.S. government	$267.9	$—	$(6.3)	$261.6
Municipal	3.9	—	(0.3)	3.6
Corporate	175.3	0.3	(13.5)	162.1
High yield loans	90.2	0.2	(2.1)	88.3
Non-U.S. government-backed corporate	12.2	—	(0.6)	11.6
Non-U.S. government	32.2	—	(1.8)	30.4
Asset-backed	970.3	0.2	(74.0)	896.5
Agency mortgage-backed	24.7	—	(3.3)	21.4
Total fixed income securities — Trading	1,576.7	0.7	(101.9)	1,475.5
Short-term investments — Trading	6.3	—	—	6.3
Catastrophe bonds — Trading	5.1	—	(2.2)	2.9
Privately-held investments — Trading
Commercial mortgage loans	312.6	0.6	(1.1)	312.1
Middle market loans and other private debt	109.0	—	(2.1)	106.9
Asset-backed securities	68.8	—	(2.0)	66.8
Global corporate securities	15.1	—	(0.1)	15.0
Equity securities	6.6	—	—	6.6
Short-term investments	25.6	—	—	25.6
Total privately-held investments — Trading	537.7	0.6	(5.3)	533.0
Total Investments — Trading	$2,125.8	$1.3	$(109.4)	$2,017.7

Catastrophe bonds. The Company has invested in catastrophe bonds with a total value of $1.6 million as at December 31, 2023 (December 31, 2022 — $2.9 million). The bonds are either zero-coupon notes or receive quarterly interest payments based on variable interest rates with scheduled maturities ranging from 2024 to 2026. The redemption value of the bonds will adjust based on the occurrence or aggregate occurrence of a covered event, such as windstorms and earthquakes in the United States, Canada, the North Atlantic, South America, Europe, Japan or Australia.

Privately-held investments. The Company has invested in privately-held investments, which primarily include commercial mortgage loans of $274.9 million and middle market loans and other private debt of $84.8 million as at December 31, 2023 (December 31, 2022 — commercial mortgage loans of $312.1 million; middle market loans and other private debt of $106.9 million). Privately-held investments also includes investments in asset-backed securities, global corporate securities, and other short term investments.
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
Middle Market Loans and Other Private Debt. The middle market loans are investments in senior secured loan positions with full covenants, focused on the middle market in both U.S., Europe and the Caribbean. The other private debt consists of debt securities issued to private investment funds. The middle market loan and other private debt portfolio is diversified by industry type, geographic region and issuer to reduce risks. As part of our investment process, we evaluate factors such as size, industry and security to determine that loans are performing at a consistent and acceptable level to secure the related debt.

Asset-backed securities. Asset-backed securities represent interests in underlying pools of diversified referenced assets that are collateralized and backed by future cash flows and these securities are performing.
Global corporate securities. The global corporates portfolio consists of debt securities with a non-U.S. debt issuer.

Investments — Equity Method. In January 2015, the Company, along with seven other insurance companies, established a micro-insurance venture consortium and micro-insurance incubator (“MVI”) domiciled in Bermuda. The MVI is a social impact organization that provides micro-insurance products to assist global emerging consumers. In March 2021, the Company committed an additional $0.8 million equity contribution to MVI over a 2 year period and paid $0.4 million in the period ending December 31, 2022.
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
On December 23, 2019, the Company committed $5.0 million as an equity investment in the holding company of a multi-line reinsurer. The strategy for the multi-line reinsurer is to combine a diversified reinsurance business, focused primarily on long-tailed lines of property and casualty business and, potentially to a lesser extent, life business, with a diversified investment strategy. During the period ending December 31, 2023, $0.4 million (December 31, 2022 — $1.6 million) of capital was invested in the multi-line reinsurer.
The table below shows the Company’s investments in MVI, Multi-Line Reinsurer and Digital Re for the twelve months ended December 31, 2023 and 2022:

	MVI	Multi-Line Reinsurer	Digital Re	Total
	($ in millions)
Opening undistributed value of investment as at January 1, 2023	$0.8	$5.2	$0.2	$6.2
Investment in the period	—	0.4	—	0.4
Distribution received	—	—	—	—
Unrealized gain for the twelve months to December 31, 2023	0.2	0.8	—	1.0
Closing value of investment as at December 31, 2023	1.0	6.4	0.2	7.6

Opening undistributed value of investment as at January 1, 2022	$0.5	$3.2	$0.2	$3.9
Investment in the period	0.4	1.6	—	2.0
Distribution received	—	—	—	—
Unrealized (loss)/gain for the twelve months to December 31, 2022	(0.1)	0.4	—	0.3
Closing value of investments at December 31, 2022	$0.8	$5.2	$0.2	$6.2

Other Investments. On December 20, 2017, the Company committed to, and during 2018 invested $100.0 million as a limited partner to a real estate fund, classified as other investments. As at December 31, 2023, the current fair value of the fund is $117.1 million (2022 — $134.6 million).
During 2020, the Company committed $10.5 million as a limited partner to a related party managed lending fund. The partnership was established to provide direct lending to large corporate borrowers. On April 1, 2021, the Company committed an additional $2.8 million to the fund. As at December 31, 2023, the current fair value of the fund is $15.9 million (2022 — $12.7 million) and the unfunded commitment is $1.1 million.
On April 1, 2021, the Company established pledge accounts with its custodian bank for the ability to obtain liquidity and funding services provided by a U.S. co-operative bank, which provides liquidity and funding to its insurance member institutions. As at December 31, 2023, the fair value of the Company’s member shares in the bank is $1.7 million (2022 — $1.3 million).

On September 30, 2021, the Company committed $20.0 million as a limited partner to a third-party managed real estate fund. The Partnership was established to make equity and equity related investments in multifamily and other commercial real estate properties located in the United States and its territories, with the goal of generating superior risk-adjusted returns. The Partnership seeks to acquire commercial real estate assets including real estate assets (or interests therein) that may have management or operational problems and require improvements or lack sufficient capital, including mortgage loans and development or redevelopment properties. On April 1, 2022, the Company committed an additional $10.0 million to the fund. As at December 31, 2023, the current fair value of the fund is $39.8 million (2022 — $40.6 million) and the unfunded commitment is $2.2 million.
On April 1, 2022, the Company committed $30.0 million as a limited partner to a related party managed real estate fund. The Partnership was established to pursue investment opportunities to acquire, recapitalize, restructure and reposition real estate assets, portfolios and companies primarily in the United States. As at December 31, 2023, the current fair value of the fund is $23.9 million (2022 — $25.3 million)and the unfunded commitment is $4.1 million.
On May 5, 2022, the Company committed $15.0 million as a limited partner to a third-party managed infrastructure fund. The Partnership was established to make investments in value added infrastructure investments in environmental services, transportation, communications and digital, energy/energy transition and other infrastructure sectors primarily in North America. As at December 31, 2023, the current fair value of the fund is $10.8 million (2022 — $8.2 million) and the unfunded commitment is $4.0 million.
On August 31, 2023, the Company committed £7.0 million as a limited partner to a third-party managed debt fund. The fund will focus on three core sectors - health and social care, affordable housing, and social infrastructure. The fund will invest across the U.K., focusing on areas of poverty and deprivation. The fund provides fixed-rate loans typically backed by property assets. Borrowers will be established, socially impactful organizations, with a history of profitable revenue generation. As at December 31, 2023, the current fair value of the fund is $0.1 million (2022 — $Nil) and the unfunded commitment is £6.9 million.
As at December 31, 2023, the aggregate current fair value of the investment funds described above is $209.3 million (2022 — $221.3 million).
For further information on the investment funds, refer to Note 21(a) in these consolidated financial statements, “Commitments and Contingent Liabilities.”

Fixed Income Securities, Short-Term Investments and Privately-Held Investments — Available for sale.  The scheduled maturity distribution of the Company’s available for sale securities as at December 31, 2023 and December 31, 2022 is set forth below. Actual maturities may differ from contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

	As at December 31, 2023
	Amortized Cost or Cost	Fair Market Value
	($ in millions)
Due one year or less	$512.0	$505.8
Due after one year through five years	2,889.0	2,818.9
Due after five years through ten years	495.1	440.3
Due after ten years	15.7	15.2
	3,911.8	3,780.2
Agency commercial mortgage-backed	6.6	5.8
Agency residential mortgage-backed	519.9	445.1
Total Investments — Available for sale	$4,438.3	$4,231.1

	At December 31, 2022
	Amortized Cost or Cost	Fair Market Value
	($ in millions)
Due one year or less	$231.5	$228.0
Due after one year through five years	2,526.9	2,385.7
Due after five years through ten years	815.1	707.7
Due after ten years	13.2	10.9
	3,586.7	3,332.3
Non-agency commercial mortgage-backed	6.6	5.6
Agency mortgage-backed	590.4	502.7
Total Investments — Available for sale	$4,183.7	$3,840.6
Guaranteed Investments. As at December 31, 2023 and December 31, 2022, the Company held no investments which are guaranteed by mono-line insurers, excluding those with explicit government guarantees. The Company’s exposure to other third-party guaranteed debt is primarily to investments backed by non-U.S. government guaranteed issuers.

Gross unrealized losses, available for sale. The following tables summarize, by type of security, the aggregate fair value and gross unrealized loss by length of time the security has been in an unrealized loss position for the Company’s available for sale portfolio as at December 31, 2023 and December 31, 2022:

	December 31, 2023
	0-12 months		Over 12 months		Total
	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Number of Securities
	($ in millions)
U.S. government	$105.5	$(0.5)	$673.3	$(26.2)	$778.8	$(26.7)	74
U.S. agency	—	—	7.2	(0.3)	7.2	(0.3)	1
Municipal	11.1	(1.0)	117.0	(4.0)	128.1	(5.0)	54
Corporate	46.7	(0.4)	1,287.2	(101.1)	1,333.9	(101.5)	558
Non-U.S. government-backed corporate	0.2	—	95.5	(5.9)	95.7	(5.9)	12
Non-U.S. government	32.9	(0.2)	180.1	(6.5)	213.0	(6.7)	53
Agency commercial mortgage-backed	—	—	5.8	(0.8)	5.8	(0.8)	1
Agency residential mortgage-backed	0.1	—	435.9	(74.9)	436.0	(74.9)	197
Total	$196.5	$(2.1)	$2,802.0	$(219.7)	$2,998.5	$(221.8)	950

	December 31, 2022
	0-12 months		Over 12 months		Total
	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Number of Securities
	($ in millions)
U.S. government	$741.1	$(30.6)	$203.4	$(20.1)	$944.5	$(50.7)	118
U.S. agency	7.1	(0.4)	1.7	—	8.8	(0.4)	5
Municipal	133.1	(7.1)	16.4	(2.3)	149.5	(9.4)	59
Corporate	1,104.7	(77.6)	568.2	(91.5)	1,672.9	(169.1)	701
Non-U.S. government-backed corporate	11.3	(0.5)	99.0	(8.3)	110.3	(8.8)	16
Non-U.S. government	63.8	(2.9)	135.9	(8.6)	199.7	(11.5)	45
Non-agency commercial mortgage-backed securities	5.6	(1.0)	—	—	5.6	(1.0)	1
Agency mortgage-backed	202.8	(24.9)	299.1	(62.8)	501.9	(87.7)	220
Total fixed income securities — Available for sale	2,269.5	(145.0)	1,323.7	(193.6)	3,593.2	(338.6)	1,165
Total short-term investments — Available for sale	51.9	(0.4)	—	—	51.9	(0.4)	1
Total	$2,321.4	$(145.4)	$1,323.7	$(193.6)	$3,645.1	$(339.0)	1,166

At December 31, 2023, 950 available for sale securities were in an unrealized loss position of $221.8 million, of which $1.2 million was related to securities below investment grade or not rated.

The unrealized losses of $221.8 million were due to non-credit factors and are expected to be recovered as the related securities approach maturity. The Company does not intend to sell the securities in an unrealized loss position and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases.

5.     Variable Interest Entities
As at December 31, 2023, the Company held an investment in one (December 31, 2022 — one) variable interest entity (“VIE”), namely Peregrine Reinsurance Ltd (“Peregrine”).
Peregrine. In November 2016, Peregrine, a subsidiary of the Company, was registered as a segregated accounts company under the Segregated Accounts Companies Act 2000, as amended. As at December 31, 2023, Peregrine had six segregated accounts which were funded by third-party investors, which are not consolidated, and two segregated accounts which are funded by Aspen and are consolidated within the financial statements.
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

The following tables present the level within the fair value hierarchy at which the Company’s financial assets and liabilities are measured on a recurring basis as at December 31, 2023 and December 31, 2022:

	As at December 31, 2023
	Level 1	Level 2	Level 3	Total
	($ in millions)
Available for sale financial assets, at fair value
U.S. government	$1,202.6	$—	$—	$1,202.6
U.S. agency	—	7.2	—	7.2
Municipal	—	128.1	—	128.1
Corporate	—	1,959.3	—	1,959.3
Non-U.S. government-backed corporate	—	100.7	—	100.7
Non-U.S. government	200.4	73.4	—	273.8
Agency commercial mortgage-backed	—	5.8	—	5.8
Agency residential mortgage-backed	—	445.1	—	445.1
Total fixed income securities available for sale, at fair value	1,403.0	2,719.6	—	4,122.6
Short-term investments available for sale, at fair value	86.7	6.9	—	93.6
Privately-held investments available for sale, at fair value	—	—	14.9	14.9
Held for trading financial assets, at fair value
U.S. government	245.5	—	—	245.5
Municipal	—	3.1	—	3.1
Corporate	—	171.5	—	171.5
Non-U.S. government-backed corporate	—	8.3	—	8.3
High yield loans	—	92.1	—	92.1
Non-U.S. government	13.0	21.8	—	34.8
Asset-backed	—	908.2	—	908.2
Agency mortgage-backed	—	22.2	—	22.2
Total fixed income securities trading, at fair value	258.5	1,227.2	—	1,485.7
Short-term investments trading, at fair value	0.2	1.9	—	2.1
Catastrophe bonds trading, at fair value	—	1.6	—	1.6
Privately-held investments trading, at fair value	—	—	475.0	475.0
Other investments (1)	—	—	—	209.3

Other financial assets and liabilities, at fair value
Derivative assets — foreign exchange contracts	—	31.7	—	31.7
Derivative liabilities — foreign exchange contracts	—	(9.3)	—	(9.3)
Derivative liabilities — loss portfolio transfer(2)	—		(16.5)	(16.5)
Total	1,748.4	3,979.6	473.4	6,410.7
______________
(1)Other investments represents our investments in investment funds operating strategies in real estate, infrastructure and lending and are measured at fair value using the net asset value per share practical expedient. As a result the investments are not classified in the fair value hierarchy. The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheets. The investment in the funds is subject to restrictions as detailed in Note 21(a), “Commitments and Contingent Liabilities.”
(2)The loss portfolio transfer contract includes a funds withheld arrangement that provides variable interest expense based on Aspen’s investment performance. As a result, the funds withheld arrangement is considered an embedded derivative and accounted for as an option-based derivative.

	At December 31, 2022
	Level 1	Level 2	Level 3	Total
	($ in millions)
Available for sale financial assets, at fair value
U.S. government	$953.0	$—	$—	$953.0
U.S. agency	—	8.8	—	8.8
Municipal	—	149.5	—	149.5
Corporate	—	1,845.0	—	1,845.0
Non-U.S. government-backed corporate	—	110.4	—	110.4
Non-U.S. government	145.3	68.3	—	213.6
Non-agency commercial mortgage-backed	—	5.6	—	5.6
Agency mortgage-backed	—	502.7	—	502.7
Total fixed income securities available for sale, at fair value	1,098.3	2,690.3	—	3,788.6
Short-term investments available for sale, at fair value	51.9	0.1	—	52.0
Held for trading financial assets, at fair value
U.S. government	261.6	—	—	261.6
Municipal	—	3.6	—	3.6
Corporate	—	162.1	—	162.1
Non-U.S. government-backed corporate	—	11.6	—	11.6
High yield loans	—	88.3	—	88.3
Non-U.S. government	10.6	19.8	—	30.4
Asset-backed	—	896.5	—	896.5
Agency mortgage-backed	—	21.4	—	21.4
Total fixed income securities trading, at fair value	272.2	1,203.3	—	1,475.5
Short-term investments trading, at fair value	6.3	—	—	6.3
Catastrophe bonds trading, at fair value	—	2.9	—	2.9
Privately-held investments	—	—	533.0	533.0
Other investments (1)	—	—	—	221.3

Other financial assets and liabilities, at fair value
Derivative assets — foreign exchange contracts	—	56.2	—	56.2
Derivative liabilities — foreign exchange contracts	—	(3.2)	—	(3.2)
Derivative liabilities — loss portfolio transfer(2)	—	—	(31.7)	(31.7)
Total	$1,428.7	$3,949.6	$501.3	$6,100.9
______________
(1)Other investments represents our investments in investment funds operating strategies in real estate, infrastructure and lending and are measured at fair value using the net asset value per share practical expedient. As a result the investments are not classified in the fair value hierarchy. The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheets. The investment in the funds is subject to restrictions as detailed in Note 21(a), “Commitments and Contingent Liabilities.”
(2)The loss portfolio transfer contract includes a funds withheld arrangement that provides variable interest expense based on Aspen’s investment performance. As a result, the funds withheld arrangement is considered an embedded derivative and accounted for as an option-based derivative.

Transfers of assets into or out of a particular level are recorded at their fair values as of the end of each reporting period consistent with the date of the determination of fair value. During the twelve months ended December 31, 2023, $12.1 million was transferred out of Level 3 and $5.3 million transferred into Level 3 (December 31, 2022 —$Nil was transferred in or out of Level 3). The transfers out of Level 3, and into Level 2, was due to the availability of observable market inputs.

The following table presents a reconciliation of the beginning and ending balances for all assets and liabilities measured at fair value on a recurring basis using Level 3 inputs for the twelve months ended December 31, 2023 and December 31, 2022:

Twelve Months Ended December 31, 2023	Balance at beginning of year	Purchases and issuances	Transfers in	Transfers (out)	Settlements and sales	Increase/(decrease) in fair value included in net income(1) / OCI (2)	Balance at end of year	Change in unrealized gains (losses) relating to assets held at end of year (1) (2)
Assets
Privately-held investments — available for sale
Asset-backed securities	$—	$14.7	$—	$—	$—	$0.2	$14.9	$0.2
Privately-held investments — trading
Commercial mortgage loans	$312.1	$40.6	$—	$—	$(61.5)	$(16.3)	$274.9	$(17.9)
Middle market loans and other private debt	106.9	18.3	—	—	(41.9)	1.5	84.8	0.5
Asset-backed securities	66.8	21.9	5.3	(5.5)	(7.6)	2.0	82.9	1.7
Global corporate securities	15.0	—	—	—	(0.4)	(0.2)	14.4	(0.2)
Equity securities	6.6	—	—	(6.6)	—	—	—	—
Short-term investments	25.6	18.2	—	—	(25.8)	—	18.0	—
Total Level 3 assets	$533.0	$113.7	$5.3	$(12.1)	$(137.2)	$(12.8)	$489.9	$(15.7)

Liabilities
Derivative liabilities — loss portfolio transfer	$(31.7)	$—	$—	$—	$—	$15.2	$(16.5)	$15.2
Total Level 3 liabilities	$(31.7)	$—	$—	$—	$—	$15.2	$(16.5)	$15.2

Twelve Months Ended December 31, 2022
Assets
Privately-held investments — trading
Commercial mortgage loans	$211.5	$215.7	$—	$—	$(113.1)	$(2.0)	$312.1	$(0.5)
Middle market loans and other private debt	65.3	61.8	—	—	(19.3)	(0.9)	106.9	(2.1)
Asset-backed securities	26.7	54.5	—	—	(12.6)	(1.8)	66.8	(2.0)
Global corporate securities	—	15.1	—	—	—	(0.1)	15.0	—
Equity securities	3.6	5.5	—	—	(2.4)	(0.1)	6.6	—
Short-term investments	—	25.6	—	—	—	—	25.6	—
Total Level 3 assets	$307.1	$378.2	$—	$—	$(147.4)	$(4.9)	$533.0	$(4.6)

Liabilities
Derivative liabilities — loss portfolio transfer	$—	$(17.2)	$—	$—	$—	$(14.5)	$(31.7)	$—
Total Level 3 liabilities	$—	$(17.2)	$—	$—	$—	$(14.5)	$(31.7)	$—

______________
(1) Increases/(decreases) in the fair value of privately-held investments - trading are included in realized and unrealized investment losses in the consolidated statements of operations and other comprehensive (loss). Increases/(decreases) in the fair value of derivative liabilities - loss portfolio transfer are included within change in fair value of derivatives in the consolidated statements of operations and other comprehensive (loss).
(2) Increases/(decreases) in the fair value of privately-held investments - available for sale are included in other comprehensive income (“OCI”).
Valuation of Fixed Income Securities.  The Company’s fixed income securities are classified as either available for sale or trading and are reported at fair value. As at December 31, 2023 and December 31, 2022, the Company’s fixed income securities were valued by pricing services or broker-dealers using standard market conventions. The market conventions utilize market quotations, market transactions in comparable instruments and various relationships between instruments including, but not limited to, yield to maturity, dollar prices and spread prices in determining value.
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
As at December 31, 2023, the Company obtained an average of 2.9 quotes per fixed income investment compared to 2.9 quotes at December 31, 2022.
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

Fixed Income Securities. Fixed income securities are traded on the over-the-counter (“OTC”) market based on prices provided by one or more market makers in each security. Securities such as U.S. Government, U.S. Agency, Non-U.S. Government and investment grade corporate bonds have multiple market makers in addition to readily observable market value indicators such as expected credit spread, except for Treasury securities, over the yield curve. The Company uses a variety of pricing sources to value fixed income securities including those securities that have pay down/prepay features such as mortgage-backed securities and asset-backed securities in order to ensure fair and accurate pricing. The fair value estimates for the investment grade securities in the Company’s portfolio do not use significant unobservable inputs or modeling techniques.
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
Corporate. Corporate securities consist primarily of short-term, medium-term and long-term debt issued by U.S. and foreign corporations covering a variety of industries and are generally priced by index providers and pricing vendors. Some issuers may participate in government programs which guarantee timely payment of principal and interest in the event of a default. The fair values of these securities are generally determined using the spread above the risk-free yield curve. Inputs used in the evaluation of these securities include credit data, interest rate data, market observations and sector news, broker-dealer quotes and trade volumes. In addition, corporate securities include a portion of the EMD portfolio. The Company classifies these securities within Level 2.
Mortgage-backed Securities. Residential and commercial mortgage-backed securities consist of bonds issued by the Government National Mortgage Association, the FNMA and the FHLMC. The fair values of these securities are determined through the use of a pricing model (including Option Adjusted Spread) which uses prepayment speeds and spreads to determine the appropriate average life of the mortgage-backed security. These spreads are generally obtained from broker-dealers, trade prices and the new issue market. As the significant inputs used to price mortgage-backed securities are observable market inputs, these securities are classified within Level 2.
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

Privately-Held Investments. Privately-held investments are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using discounted cash flow models. These models include inputs that are specific to each investment. The inputs used in the fair value measurements include dividend or interest rates and appropriate discount rates. The selection of an appropriate discount rate is judgmental and is the most significant unobservable input used in the valuation of these securities. A significant increase (decrease) in this input in isolation could result in significantly lower (higher) fair value measurement for privately-held investments. In order to assess the reasonableness of the inputs the Company uses in the discounted cash flow models, the Company maintains an understanding of current market conditions, issuer specific information that may impact future cash flows as well as collaboration with independent vendors for most securities to assess the reasonableness of the discount rate being used.
Commercial mortgage loans. Commercial mortgage loans consists of investments in properties including apartments, hotels, office and retail buildings, other commercial properties and industrial properties. The commercial mortgage loan portfolio is diversified by property type, geographic region and issuer to reduce risks. Commercial Mortgage Loans are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using discounted cash flow models and are classified as Level 3.
Middle market loans and other private debt. The middle market loans consist of investments in senior secured loan positions with full covenants, focused on the middle market in both U.S., Europe and the Caribbean. The other private debt consists of debt securities issued to private investment funds. The middle market loan and other private debt portfolio is diversified by industry type, geographic region and issuer to reduce risks. Middle market loans and other private debt are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using discounted cash flow models and are classified as Level 3.
Asset-backed securities. Asset-backed securities represent interests in underlying pools of diversified referenced assets that are collateralized and backed by future cash flows and these securities are performing. Asset-backed securities are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using discounted cash flow models and are classified as Level 3.
Global corporate securities. The global corporates portfolio consists of debt securities with a non-U.S. debt issuer. The fair value of these securities are determined by using discounted cash flow models and are classified as Level 3.
Short term investments - privately-held. Short-term investments which are classified as privately-held consist of debt securities with a maturity greater than three months but less than one year from the debt of purchase. Short-term investments are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using discounted cash flow models and are classified as Level 3.

The following table summarizes the quantitative inputs and assumptions used for financial assets and liabilities investments categorized as Level 3 under the fair value hierarchy as at December 31, 2023:

At December 31, 2023	Fair Value Level 3	Valuation Techniques	Unobservable (U) inputs	Ranges			Weighted Average
	($ in millions)
Privately-held investments — Trading
Commercial mortgage loans	$274.9	Discounted cash flow	Discount rate	3.8%	—	20.0%	7.7%
Middle market loans and other private debt	84.8	Discounted cash flow	Discount rate	7.7%		18.5%	11.0%
Asset-backed securities	82.9	Discounted cash flow	Discount rate	5.9%	—	9.7%	7.0%
Global corporate securities	14.4	Discounted cash flow	Discount rate	6.6%	—	6.6%	6.6%
Short-term investments	18.0	Discounted cash flow	Discount rate	9.3%		18.5%	9.3%
Privately-held investments — Available for sale
Asset-backed securities	14.9	Transaction value	n/a	n/a		n/a	n/a

Total	$489.9

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

Derivative Liabilities - Loss Portfolio Transfer. The LPT embedded derivative is valued using the Black-Scholes model. The two primary inputs of this model are expected claim settlement patterns and expected return of the investment portfolio above a fixed minimum rate over the specified time horizon. The expected claim settlement pattern is determined on an actuarial basis for the cohort of business within scope of the LPT and is consistent with the patterns used in the valuation of technical provisions. The expected return of the investment portfolio, above a fixed minimum rate, directly impacts on the LPT derivative valuation and is subject to changes in the market conditions. In order to assess the reasonableness of the inputs, the Company updates the expected claim settlement patterns on a regular basis while maintaining an understanding of the current market conditions.

Other Investments. The Company’s other investments represent primarily our investments in investment funds operating strategies across real estate, infrastructure and direct lending. Adjustments to the fair values are made based on the net asset value of the investments. The net valuation criteria established by the manager of such investments are established in accordance with the governing documents and the asset manager’s valuation guidelines, which include: the discounted cash flows method and the performance multiple approach, which uses a multiple derived from market data of comparable companies or assets to produce operating performance metrics. Alternative valuation methodologies may be employed for investments with unusual characteristics.

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
Balances pertaining to reinsurance transactions are reported “gross” on the consolidated balance sheet, meaning that reinsurance recoverable on unpaid losses and ceded unearned premiums are not deducted from insurance reserves but are recorded as assets. For more information on reinsurance recoverables, refer to Note 22, “Concentrations of Credit Risk —

Reinsurance recoverables” and Note 10, “Reserve for Losses and Loss Adjustment Expenses” of these consolidated financial statements.
The effect of assumed and ceded reinsurance on premiums written, premiums earned and losses and loss adjustment expenses for the twelve months ended December 31, 2023, 2022 and 2021 was as follows:

	Twelve Months Ended December 31,
	2023	2022	2021
	($ in millions)
Premiums written:
Insurance	$2,446.6	$2,531.7	$2,341.4
Reinsurance	1,521.0	1,807.0	1,597.0
Ceded	(1,385.7)	(1,442.7)	(1,350.7)
Net written premiums	$2,581.9	$2,896.0	$2,587.7

Premiums earned:
Insurance	$2,444.8	$2,370.8	$2,139.1
Reinsurance	1,562.0	1,617.2	1,479.2
Ceded	(1,392.3)	(1,299.3)	(1,207.8)
Net earned premiums	$2,614.5	$2,688.7	$2,410.5

Losses and loss adjustment expenses:
Insurance	$1,644.5	$1,574.2	$1,499.8
Reinsurance	707.2	939.5	1,000.6
Ceded	(798.7)	(833.7)	(807.1)
Losses and loss adjustment expenses	$1,553.0	$1,680.0	$1,693.3
Current expected credit loss model (“CECL”). As at December 31, 2023, the Company’s allowance for expected credit losses was $3.7 million (2022 — $3.7 million). For the twelve months ended December 31, 2023 there was no change in the CECL allowance on reinsurance recoverables (2022 — $0.4 million increase, 2021 — $0.5 million decrease).
The Company is potentially exposed to concentrations of credit risk in respect of amounts recoverable from reinsurers, refer to Note 22, “Concentrations of Credit Risk — Reinsurance recoverables” of these consolidated financial statements for more detail.
8.     Derivative Contracts
The following table summarizes information on the location and amounts of derivative fair values on the consolidated balance sheet as at December 31, 2023 and 2022:

		As at December 31, 2023		As at December 31, 2022
Derivatives Not Designated as Hedging Instruments Under ASC 815	Balance Sheet Location	Notional Amount	Fair Value	Notional Amount	Fair Value
		($ in millions)		($ in millions)
Foreign Exchange Contracts (1)	Derivative assets	$1,262.1	$31.4	$945.8	$41.9
Foreign Exchange Contracts	Derivative liabilities	$540.8	$(9.3)	$729.5	$(3.2)
Loss Portfolio Transfer Liability - Embedded Derivative (2)	Derivative liabilities	—	$(16.5)	—	(31.7)
 ______________
(1)Fair value is net of $3.4 million of cash collateral (December 31, 2022 — $3.7 million).
(2)    The LPT contains an embedded derivative within the contract in relation to the variable interest crediting rate.

		As at December 31, 2023		As at December 31, 2022
Derivatives Designated as Cash Flow Hedges Under ASC 815	Balance Sheet Location	Notional Amount	Fair Value	Notional Amount	Fair Value
		($ in millions)		($ in millions)
Foreign Exchange Contracts	Derivative assets	$76.9	$0.3	$109.7	$14.3
The following table provides the unrealized and realized gains/(losses) recorded in the consolidated statements of operations and other comprehensive income for derivatives that are not designated or designated as hedging instruments under ASC 815 — “Derivatives and Hedging” for the twelve months ended December 31, 2023 and 2022:

		Amount of (Loss)/Gain Recognized on Derivatives
		For the Twelve Months Ended
	Location of Gain/(Loss) Recognized on Derivatives	December 31, 2023	December 31, 2022
Derivatives not designated as hedges		($ in millions)
Foreign Exchange Contracts	Change in Fair Value of Derivatives	$10.9	$(66.0)
Loss Portfolio Transfer Liability - Embedded Derivative	Change in Fair Value of Derivatives	$15.2	$(14.5)

Derivatives designated as cash flow hedges
Foreign Exchange Contracts	General, administrative and corporate expenses in consolidated statement of operations	$(8.1)	$5.9
Foreign Exchange Contracts	Net change from current period hedged transactions in other comprehensive income	$(14.0)	$15.4

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
As at December 31, 2023, the Company held foreign exchange contracts that were not designated as hedges under ASC 815 with an aggregate nominal amount of $1,802.9 million (2022 — $1,675.3 million). The foreign exchange contracts are recorded as derivative assets or derivative liabilities in the consolidated balance sheet with changes recorded as a change in fair value of derivatives in the consolidated statement of operations. For the twelve months ended December 31, 2023, the impact of foreign exchange contracts on net income was a gain of $10.9 million (December 31, 2022 — loss of $66.0 million).
As at December 31, 2023, the Company held foreign exchange contracts that were designated as cash flow hedges under ASC 815 with an aggregate notional amount of $76.9 million (2022 — $109.7 million). The foreign exchange contracts are recorded as derivative assets in the consolidated balance sheet with the changes in fair value recorded in other comprehensive income. For the twelve months ended December 31, 2023 the company recognized a loss of $14.0 million (December 31, 2022 — gain of $15.4 million) in other comprehensive income.
As the foreign exchange contracts settle, the realized gain or loss is reclassified from other comprehensive income into general, administration and corporate expenses in the consolidated statement of operations. For the twelve months ended December 31, 2023, the amount recognized within general, administration and corporate expenses for settled foreign exchange contracts was a realized loss of $8.1 million (December 31, 2022 — gain of $5.9 million). The Company estimates that $0.3 million of the existing gains as at December 31, 2023 is expected to be reclassified into earnings within the next 12 months.
Embedded derivative on loss portfolio contract. The loss portfolio transfer contract includes a funds withheld arrangement that provides returns to the reinsurer based on Aspen’s investment performance, guaranteeing a minimum of 1.75% return. Such funds withheld arrangements are examples of embedded derivatives and therefore this instrument is accounted for as an option-based derivative. For the twelve months ended December 31, 2023, the amount recognized as a change in fair value of derivatives in the consolidated statement of operations is a gain of $15.2 million (December 31, 2022 — loss of $14.5 million).

9.     Deferred Policy Acquisition Costs
The following table represents a reconciliation of beginning and ending deferred acquisition costs for the twelve months ended December 31, 2023 and 2022:

	Twelve Months Ended December 31, 2023	Twelve Months Ended December 31, 2022
	($ in millions)
Balance at the beginning of the period	$319.0	$290.8
Acquisition costs deferred	357.4	460.0
Amortization of deferred acquisition costs	(380.2)	(431.8)
Balance at the end of the period	$296.2	$319.0

10.     Reserve for Losses and Loss Adjustment Expenses
The following table represents a reconciliation of beginning and ending consolidated reserve for losses and loss adjustment expenses for the twelve months ended December 31, 2023, 2022 and 2021:

	As at December 31,
	2023	2022	2021
	($ in millions)
Reserve for losses and LAE at the start of the year	$7,710.9	$7,611.8	$7,165.3
Less reinsurance recoverable	(4,897.7)	(3,298.1)	(3,195.2)
Net reserve for losses and LAE at the start of the year	2,813.2	4,313.7	3,970.1

Net loss and LAE expenses disposed (1)	—	(1,840.1)	—
Movement in net reserve for losses and LAE for claims incurred:
Current year	1,492.2	1,651.9	1,648.2
Prior years	60.8	28.1	45.1
Total incurred	1,553.0	1,680.0	1,693.3
Net Losses and LAE payments for claims incurred:
Current year	(161.1)	(192.7)	(729.1)
Prior years	(1,011.9)	(1,098.4)	(580.7)
Total paid	(1,173.0)	(1,291.1)	(1,309.8)

Foreign exchange (gains)/losses	39.6	(49.3)	(39.9)

Net reserve for losses and LAE at the end of the year	3,232.8	2,813.2	4,313.7
Plus reinsurance recoverable on unpaid losses at the end of the year	4,577.8	4,897.7	3,298.1
Reserve for losses and LAE at the end of the year	$7,810.6	$7,710.9	$7,611.8
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
As at December 31, 2023, the total amount recoverable from Enstar under the LPT was $1,627.4 million (December 31, 2022 — $2,132.0 million) which includes claims paid and reserve development since the Closing Date.
For the twelve months ended December 31, 2023, there was an increase of $60.8 million in the Company’s estimate of the ultimate claims to be paid in respect of prior accident years compared to an increase of $28.1 million for the twelve months ended December 31, 2022.

The following tables show an analysis of incurred claims and allocated loss adjustment expenses, net of reinsurance and cumulative paid claims and allocated claim adjustment expenses, net of reinsurance for each of the years ended December 31, 2014 through 2023. Under the LPT agreement, the Company has reinsured net losses incurred on all accident years 2019 and prior. This has resulted in IBNR in the loss development triangles for 2019 and prior to be Nil. The loss development triangles are derived from all business written by the Company as although a limited number of contracts are written which have durations of greater than one year the contracts do not meet the definition of a long duration contract. All amounts included in the following tables related to transactions denominated in a foreign currency have been translated into U.S. Dollars using the exchange rates in effect at December 31, 2023.
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

	Property Insurance Lines
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2023

	For the Years Ended December 31,										Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
Accident Year	Unaudited Prior Years
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	$ (in millions)
2014	164.3	156.3	133.5	134.1	133.3	131.8	131.2	125.8	132.8	132.8	—	10,037
2015		237.3	203.0	197.7	200.0	200.5	197.5	181.9	193.4	193.4	—	11,624
2016			236.8	247.7	242.6	244.0	245.3	234.2	233.4	233.4	—	10,844
2017				293.8	256.8	250.0	251.3	273.0	261.6	261.6	—	9,805
2018					200.7	203.0	186.8	196.3	180.2	180.2	—	8,395
2019						125.3	129.2	102.8	109.0	109.0	—	6,944
2020							203.2	198.3	208.0	213.5	25.9	7,689
2021								207.4	202.0	195.5	16.1	6,810
2022									167.1	174.2	22.3	5,702
2023										152.1	81.7	3,297
								Total		$1,845.7

	Property Insurance Lines
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	($ in millions)
2014	40.2	86.0	113.5	123.1	127.1	128.5	129.8	130.9	132.8	132.8
2015		56.9	141.0	168.4	177.5	193.8	192.4	193.4	193.4	193.4
2016			66.5	167.8	200.2	221.9	231.1	234.9	233.4	233.4
2017				96.0	187.3	220.0	240.9	234.8	261.6	261.6
2018					61.4	158.1	180.4	174.1	180.2	180.2
2019						48.7	90.5	98.4	109.0	109.0
2020							61.0	124.1	151.8	169.6
2021								58.7	119.7	151.2
2022									41.1	113.7
2023										30.0
								Total		$1,574.9

		All outstanding liabilities for 2014 and subsequent years, net of reinsurance								$270.8
			All outstanding liabilities before 2014, net of reinsurance							—
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$270.8

	Casualty Insurance Lines										As at December 31, 2023
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	$ (in millions)
2014	142.9	125.3	137.1	127.1	134.2	138.1	135.1	141.4	107.0	107.0	—	3,962
2015		201.3	221.3	183.9	201.3	234.0	232.3	257.9	180.5	180.5	—	4,811
2016			215.0	186.0	181.3	187.8	198.9	243.5	124.3	124.3	—	4,815
2017				179.4	172.9	176.7	194.7	215.9	61.4	61.4	—	5,470
2018					121.5	124.5	134.9	164.7	43.7	43.7	—	5,455
2019						124.1	146.5	153.5	48.6	48.6	—	5,156
2020							132.9	141.6	140.4	146.6	50.2	3,753
2021								173.5	188.6	197.8	99.4	3,343
2022									204.7	215.1	148.3	3,050
2023										224.9	173.0	2,465
								Total		$1,349.9

	Casualty Insurance Lines
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	($ in millions)
2014	2.6	13.1	32.2	58.8	71.9	95.6	108.2	106.8	107.0	107.0
2015		3.1	16.8	56.0	91.8	137.2	166.2	180.5	180.5	180.5
2016			4.1	22.5	39.6	81.5	108.4	123.3	124.3	124.3
2017				3.5	22.7	52.2	95.8	89.4	61.4	61.4
2018					3.1	27.7	42.7	58.1	43.7	43.7
2019						6.3	17.6	64.1	48.6	48.6
2020							—	9.3	36.3	61.6
2021								3.1	23.5	53.8
2022									8.90	5.6
2023										26.9
								Total		$713.4

		All outstanding liabilities for 2014 and subsequent years, net of reinsurance								$636.5
		All outstanding liabilities before 2014, net of reinsurance								—
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$636.5

	Marine, Aviation and Energy Insurance Lines
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2023
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	$ (in millions)
2014	308.8	312.3	297.4	309.2	304.8	311.7	301.0	312.4	271.3	271.3	—	4,056
2015		295.4	297.6	280.1	284.8	308.3	311.1	318.3	267.3	267.3	—	4,067
2016			259.5	229.5	228.3	228.7	218.5	220.3	197.9	197.9	—	4,422
2017				209.6	200.2	206.7	214.2	225.6	141.4	141.4	—	6,078
2018					170.4	207.4	208.3	234.8	151.0	151.0	—	5,183
2019						145.6	153.0	123.5	102.4	102.4	—	3,691
2020							110.2	111.2	125.7	126.6	9.6	3,847
2021								93.1	96.2	95.7	10.1	4,787
2022									108.0	106.1	31.2	5,428
2023										117.4	72.6	2,703
								Total		$1,577.1

	Marine, Aviation and Energy Insurance Lines
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	($ in millions)
2014	53.3	116.3	188.3	208.9	231.6	249.8	262.0	269.0	271.3	271.3
2015		44.7	122.7	173.3	193.0	220.9	256.5	268.4	267.3	267.3
2016			30.9	82.3	142.1	163.8	190.4	193.3	197.9	197.9
2017				40.1	97.4	140.1	168.2	149.8	141.4	141.4
2018					26.7	104.7	133.0	151.0	151.0	151.0
2019						33.5	72.5	89.6	102.4	102.4
2020							28.5	66.5	88.7	101.2
2021								23.5	52.3	64.7
2022									24.9	57.6
2023										27.8
								Total		$1,382.6

		All outstanding liabilities for 2014 and subsequent years, net of reinsurance								$194.5
			All outstanding liabilities before 2014, net of reinsurance							—
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$194.5

	Financial and Professional Insurance Lines
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2023
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	$ (in millions)
2014	134.3	130.1	128.6	119.0	130.2	119.2	120.3	121.7	98.8	98.8	—	794
2015		173.3	174.8	184.6	188.7	189.8	184.6	196.7	145.9	145.9	—	1,083
2016			190.1	210.9	215.4	201.2	184.6	186.1	134.3	134.3	—	1,241
2017				205.5	181.6	186.5	187.1	209.1	136.0	136.0	—	1,751
2018					155.7	171.6	153.2	161.9	111.2	111.2	—	4,636
2019						248.2	261.1	238.9	132.7	132.7	—	23,826
2020							348.1	347.9	338.2	352.3	87.4	106,054
2021								286.2	304.8	296.2	128.4	34,929
2022									317.0	302.4	184.6	3,422
2023										341.6	277.0	3,137
								Total		$2,051.4

	Financial and Professional Insurance Lines
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	($ in millions)
2014	2.9	30.5	53.2	71.8	79.2	84.9	91.7	99.3	98.8	98.8
2015		13.7	43.3	69.9	89.1	109.5	138.4	150.9	145.9	145.9
2016			15.0	71.0	101.5	129.6	125.5	130.1	134.3	134.3
2017				27.1	51.2	83.2	116.8	134.8	136.0	136.0
2018					19.1	73.4	99.0	111.2	111.2	111.2
2019						27.1	86.6	121.1	132.7	132.7
2020							47.6	121.2	174.7	226.2
2021								43.2	90.4	131.7
2022									17.8	75.5
2023										21.5
								Total		$1,213.8

		All outstanding liabilities for 2014 and subsequent years, net of reinsurance								$837.6
			All outstanding liabilities before 2014, net of reinsurance							—
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$837.6

	Property Catastrophe and Other Property Reinsurance
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2023
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	$ (in millions)
2014	185.8	172.8	157.2	145.7	145.8	141.1	141.1	139.7	137.1	137.1	—	901
2015		211.3	185.1	175.3	154.8	170.3	170.4	176.8	155.3	155.3	—	1,051
2016			266.4	266.3	265.0	243.8	239.2	230.7	228.6	228.6	—	1,303
2017				552.3	531.4	513.1	501.8	573.6	431.8	431.8	—	1,958
2018					318.2	351.9	344.1	534.7	282.1	282.1	—	1,777
2019						228.0	241.5	332.4	162.7	162.7	—	1,401
2020							317.6	403.7	350.7	362.6	(5.5)	1,418
2021								652.9	479.3	498.9	30.7	1,498
2022									393.7	392.5	48.9	1,404
2023										230.8	117.7	753
								Total		$2,882.4

	Property Catastrophe and Other Property Reinsurance
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	($ in millions)
2014	36.8	98.7	124.5	133.8	137.3	135.9	137.5	137.4	137.1	137.1
2015		35.8	94.2	125.4	137.8	154.8	157.1	158.6	155.3	155.3
2016			56.3	161.7	202.4	213.2	226.1	231.7	228.6	228.6
2017				123.2	356.1	414.5	438.4	411.7	431.8	431.8
2018					122.4	282.2	286.2	279.5	282.1	282.1
2019						28.1	140.8	167.5	162.7	162.7
2020							41.9	165.7	237.3	312.3
2021								75.0	235.7	364.3
2022									65.2	200.8
2023										45.1
								Total		$2,320.1

		All outstanding liabilities for 2014 and subsequent years, net of reinsurance								562.3
			All outstanding liabilities before 2014, net of reinsurance							—
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$562.3

	Casualty Reinsurance
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2023
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	$ (in millions)
2014	203.4	205.8	214.2	207.5	201.0	204.0	199.9	189.8	131.0	131.0	—	1,866
2015		192.5	199.2	208.9	211.4	209.0	205.2	195.2	116.5	116.5	—	2,067
2016			231.1	243.5	243.0	252.9	260.3	251.2	137.1	137.1	—	2,231
2017				242.7	240.4	251.0	250.4	261.6	110.8	110.8	—	2,284
2018					227.2	256.5	264.1	254.3	92.7	92.7	—	2,149
2019						233.5	254.0	244.3	52.9	52.9	—	1,790
2020							253.6	234.7	198.8	181.2	62.0	1,389
2021								206.4	216.3	205.7	93.3	1,325
2022									249.5	250.6	178.3	1,256
2023										271.6	244.9	779
								Total		$1,550.1

	Casualty Reinsurance
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	($ in millions)
2014	2.5	13.7	37.6	59.9	86.0	106.8	124.4	131.0	131.0	131.0
2015		3.4	17.8	38.1	65.2	89.0	108.0	116.5	116.5	116.5
2016			9.1	33.3	63.6	95.6	125.6	137.1	137.1	137.1
2017				8.8	30.4	58.8	97.0	110.7	110.8	110.8
2018					7.1	33.4	73.3	92.7	92.7	92.7
2019						9.2	36.4	52.5	52.9	52.9
2020							9.1	27.8	44.3	71.9
2021								7.8	37.3	64.0
2022									9.4	31.1
2023										8.5
								Total		$816.5

		All outstanding liabilities for 2014 and subsequent years, net of reinsurance								733.6
			All outstanding liabilities before 2014, net of reinsurance							—
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$733.6

	Specialty Reinsurance
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2023
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	$ (in millions)
2014	150.7	139.0	130.9	122.1	124.9	123.5	119.3	116.4	104.0	104.0	—	618
2015		164.7	168.0	162.7	157.3	155.9	151.4	151.1	132.1	132.1	—	774
2016			237.2	238.3	236.1	228.9	224.0	211.6	188.2	188.2	—	937
2017				377.4	390.4	374.1	363.0	356.4	305.9	305.9	—	1,336
2018					393.8	393.3	391.7	416.2	324.3	324.3	—	1,418
2019						472.6	495.9	398.7	401.1	401.1	—	1,543
2020							414.1	601.3	375.4	379.5	36.7	1,494
2021								157.4	152.5	142.1	41.1	1,356
2022									194.7	194.3	108.9	1,319
2023										142.5	100.4	952
								Total		$2,314.0

	Specialty Reinsurance
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
	Unaudited Prior Years
Accident Year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	($ in millions)
2014	16.4	55.9	80.6	88.7	99.0	101.9	103.6	104.1	104.0	104.0
2015		17.5	55.8	103.3	120.9	129.9	132.9	132.6	132.1	132.1
2016			58.4	150.3	164.7	182.7	192.9	194.3	188.2	188.2
2017				94.5	238.2	270.0	305.2	306.4	305.9	305.9
2018					27.1	279.6	313.0	324.7	324.3	324.3
2019						273.2	381.0	399.2	401.1	401.1
2020							213.0	270.1	290.9	311.6
2021								28.3	53.4	76.1
2022									26.0	53.8
2023										22.6
								Total		$1,919.7

		All outstanding liabilities for 2014 and subsequent years, net of reinsurance								394.3
			All outstanding liabilities before 2014, net of reinsurance							—
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$394.3

Reconciliation of Incurred and Paid Claims Development to total Reserve for Losses and LAE

	As at December 31, 2023	As at December 31, 2022
	($ in millions)	($ in millions)
Net outstanding liabilities:
Insurance lines
- Property insurance lines	270.8	259.0
- Casualty insurance lines	636.5	457.3
- Marine, aviation and energy insurance lines	194.5	163.7
- Financial and professional insurance lines	837.6	671.9
Total insurance lines	1,939.4	1,551.9

Reinsurance lines
- Property catastrophe and other property reinsurance	562.3	677.9
- Casualty reinsurance	733.6	571.6
- Specialty reinsurance	394.3	350.2
Total reinsurance lines	1,690.2	1,599.7

Net loss and LAE	3,629.6	3,151.6

Reinsurance recoverable on unpaid losses:
Insurance lines	2,821.6	2,907.8
Reinsurance lines	1,756.2	1,989.9
Total reinsurance recoverable on unpaid losses	4,577.8	4,897.7

Deferred gain on retroactive contracts	27.3	42.7
Unallocated claims incurred	47.9	41.4
Other reinsurance balances recoverable (1)	(489.1)	(429.3)
Carbon syndicate reserves	16.7	5.2
Other	0.4	1.6
	(396.8)	(338.4)

Reserve for losses and LAE at the end of the year	7,810.6	7,710.9
____________________
(1)     Other reinsurance balances recoverable primarily include short term recoverables to be collected.

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance (unaudited)

Years	1	2	3	4	5	6	7	8	9	10

Property insurance lines	30.6%	39.0%	13.7%	6.3%	2.7%	2.4%	0.2%	0.3%	0.7%	—%
Casualty insurance lines	4.1%	18.7%	33.1%	24.2%	2.7%	1.0%	5.1%	(0.4)%	0.1%	—%
Marine, aviation and energy insurance lines	22.5%	33.3%	21.5%	11.4%	3.2%	3.1%	2.8%	0.7%	0.4%	—%
Financial and professional insurance lines	12.1%	28.6%	20.7%	16.0%	5.3%	6.0%	4.7%	1.4%	(0.3)%	—%
Property catastrophe and other property reinsurance	22.6%	45.5%	16.7%	5.8%	2.3%	1.5%	0.2%	(0.7)%	(0.1)%	—%
Casualty reinsurance	6.0%	19.0%	22.4%	19.3%	12.5%	8.1%	5.2%	1.7%	—%	—%
Specialty reinsurance	27.3%	34.9%	14.3%	7.4%	3.7%	1.1%	(0.5)%	—%	—%	—%

11.    Income Taxes
Aspen Holdings and Aspen Bermuda are incorporated under the laws of Bermuda. Under Bermuda law, the corporate tax rate is currently zero and, as a result, Aspen Holdings and Aspen Bermuda are not taxed on any Bermudian income or capital gains. On December 27, 2023, the Corporate Income Tax Act 2023 received Royal Assent in Bermuda, introducing a 15% corporate tax that applies to Bermuda businesses that are part of multinational enterprise groups. This new corporate tax takes effect for accounting periods beginning on or after January 1, 2025. We have adjusted our deferred tax to account for provisions within the Corporate Income Tax Act that allow for an equitable transition to the new regime including the Economic Transition Adjustments (“ETA”) and opening tax loss carryforward (“OTLC”).
The Company’s U.S. operating companies were subject to a U.S. federal income tax rate of 21%.
The Company’s U.K. operating companies were taxed at the effective U.K. corporate tax rate of 23.5%. The U.K. tax rate changed on April 1, 2023 from 19% to 25%.
Total income tax (benefit)/expense for the twelve months ended December 31, 2023, 2022 and 2021 was allocated as follows:

	Twelve Months Ended December 31,
	2023	2022	2021
	($ in millions)
Income tax (benefit)/expense allocated to net income	$(132.1)	$(78.1)	$5.3
Income tax expense/(benefit) allocated to other comprehensive income	20.6	(23.9)	0.3
Total income tax (benefit)/expense	$(111.5)	$(102.0)	$5.6
Income/(loss) from operations before income taxes and income tax expense/(benefit) attributable to that income/(loss) for the twelve months ended December 31, 2023, 2022 and 2021 is provided in the tables below:

	Twelve Months Ended December 31, 2023
	Income before tax	Current tax expense	Deferred tax (benefit)/expense	Total income tax (benefit)/expense
	($ in millions)
Bermuda (1)	$148.8	$—	$(201.1)	$(201.1)
U.S. (2)	236.3	52.4	3.0	55.4
U.K. (3)	0.7	5.3	0.1	5.4
Other (4)	16.8	7.9	0.3	8.2
Total	$402.6	$65.6	$(197.7)	$(132.1)

	Twelve Months Ended December 31, 2022
	(Loss)/income before tax	Current tax expense	Deferred tax (benefit)	Total income tax (benefit)/expense
	($ in millions)
Bermuda	$(103.3)	$—	$—	$—
U.S.	34.8	14.8	(102.9)	(88.1)
U.K.	62.4	7.0	—	7.0
Other	(20.9)	4.7	(1.7)	3.0
Total	$(27.0)	$26.5	$(104.6)	$(78.1)

	Twelve Months Ended December 31, 2021
	Income/(loss) before tax	Current tax expense	Deferred tax (benefit)	Total income tax expense/(benefit)
	($ in millions)
Bermuda	$22.9	$—	$—	$—
U.S	5.0	5.8	—	5.8
U.K.	75.1	—	(0.3)	(0.3)
Other	(67.9)	2.7	(2.9)	(0.2)
Total	$35.1	$8.5	$(3.2)	$5.3

________________

(1)     We have recorded a deferred tax asset in Bermuda consisting of $156.6 million in respect of the ETA and $44.5 million in respect of an OTLC as a result of the newly enacted Corporate Income Tax Act 2023 in Bermuda. The ETA election allows for an adjustment equal to the difference between the fair market value and carrying value of assets and liabilities. The OTLC allows losses from year 2020 to 2024 to be carried forward. We expect this deferred tax asset to be utilized predominantly over a 10-year period. We expect to incur and pay increased taxes in Bermuda beginning in 2025.
(2)    The U.S. current tax expense of $52.4 million (2022 — $14.8 million) includes $0.9 million of Base Erosion and Anti-abuse Tax.
(3)    The U.K. current tax expense of $5.3 million largely relates to prior year adjustments.
(4)    Current tax expense and deferred tax expense in “Other” mostly relates to prior year adjustments in the branches of Aspen UK.
As noted above, the tax rate in Bermuda, the Company’s country of domicile, is currently zero. Application of the statutory income tax rate for operations in other jurisdictions produces a differential to the expected income tax (benefit)/expense as shown in the table below. The reconciliation between the income tax (benefit)/expense and the amount that would result from applying the statutory rate for the Company for the twelve months ended December 31, 2023, 2022 and 2021 is provided in the table below:

	Twelve Months Ended December 31,
	2023	2022	2021
Income Tax Reconciliation	($ in millions)
Income tax benefit at statutory tax rate of zero percent	$—	$—	$—
Overseas statutory tax rates differential	56.3	16.8	(0.9)
Base erosion and anti-abuse tax (BEAT) expense	0.9	2.3	6.1
Prior year adjustments (1)	6.9	(2.9)	0.5
Introduction of Bermuda corporate income tax	(201.1)	—	—
Change in valuation allowance (2)	4.0	(98.9)	9.6
Impact of unrecognized tax benefits (3)	—	—	—
Australian non-resident withholding tax	—	1.5	0.6
Foreign exchange	(1.3)	(0.3)	(1.5)
Non-deductible expenses	2.5	2.4	2.4
Impact of changes in statutory tax rates	(0.3)	(5.7)	(11.5)
Tax effect of OCI in income statement	—	6.7	—
Total income tax (benefit)/expense	$(132.1)	$(78.1)	$5.3
________________
(1)     The submission dates for filing income tax returns for the Company’s U.S. and U.K. operating subsidiaries are after the submission date of this report. Accordingly, the final tax liabilities may differ from the estimated income tax expense included in this report and may result in prior year adjustments being reported. The prior period adjustments for the twelve months ended December 31, 2023 predominantly relate to the determination of the results of the branches of the U.K. operating subsidiaries. The prior period adjustments for the twelve months ended December 31, 2022 and 2021 predominantly relate to the determination of results in the U.K.
(2)     The decrease in valuation allowance in 2022 related to a change in judgment about the recoverability of deferred tax assets in the U.S. operating subsidiaries.
(3)     In 2023, the Company did not have any unrecognized tax benefits.
Income tax returns that have been filed by the Company’s U.S. Operating Subsidiaries are subject to examination for 2020 and later tax years. The Company’s U.K. operating subsidiaries’ income tax returns are potentially subject to examination for 2022 and later tax years as these periods are considered “open” by the U.K. Tax Authority. The Company accrues interest and penalties related to an underpayment of income taxes, if applicable, as income tax expenses. The Company does not believe it will be subject to any penalties in any open tax years.

The tax effects of temporary differences and carryforwards that give rise to deferred tax assets and deferred tax liabilities are presented in the following table as at December 31, 2023 and 2022:

	As at December 31,
	2023	2022
	($ in millions)
Deferred tax assets:
Operating loss carryforwards	217.2	167.6
Capital loss carryforwards	9.7	6.7
Insurance reserves: Losses and loss adjustment expenses	104.1	28.3
Unrealized losses on investments	8.9	20.6
Accrued expenses	13.4	6.1
Foreign tax credit carryforwards	19.0	19.8
Insurance reserves: Unearned premiums	35.0	36.0
Intangible assets	82.9	0.7
Office properties and equipment	16.5	14.2
Operating lease liabilities	15.6	18.5
Other temporary differences	7.6	3.7
Total deferred tax assets	529.9	322.2
Less valuation allowance	(172.7)	(145.7)
Deferred tax assets, net of valuation allowance	$357.2	$176.5

Deferred tax liabilities:
Deferred acquisition costs	(32.4)	(37.0)
Right-of-use operating lease assets	(10.4)	(13.7)
Insurance reserves: Losses and loss adjustment expenses	(0.1)	(0.2)
Other temporary differences	(3.3)	(6.4)
Total deferred tax (liabilities)	(46.2)	(57.3)

Net deferred tax assets	$311.0	$119.2
Deferred tax liabilities and assets represent the tax effect of carryforwards and temporary differences between the value of assets and liabilities for financial statement purposes and such values as measured by U.K., U.S., Bermuda and other tax laws and regulations.
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
As at December 31, 2023, the Company has net operating losses carryforwards for U.S. federal income tax purposes of $354.9 million (2022 — $376.5 million), of which $270.2 million relates to the U.S. operating subsidiaries and $84.7 million to Aspen UK’s U.S. branch. The Company also has net operating losses carryforwards for U.K. corporate tax purposes of $248.1 million (2022 — $280.5 million), deferred syndicate profits of $64.5 million (2022 — $19.9 million profits), and losses in other jurisdictions of $97.8 million (2022 — $118.8 million).
The $354.9 million that are available to offset future U.S. federal taxable income will expire between 2032 and 2041. The amount of pre-merger net operating losses carryforwards that can be used each year is limited by section 382 to $6.5 million per year for Aspen UK’s U.S. branch, and $39.2 million in 2023, $23.1 million in 2024, and $20.8 million per year for the 15 years thereafter for the U.S. operating subsidiaries.
The net operating losses in the U.K. and other jurisdictions are available to offset future corporate income in those jurisdictions over an indefinite period.

For U.S. federal income tax purposes, the Company has capital loss carryforwards of $46.1 million, of which $15.8 million relates to the U.S. operating subsidiaries and $30.3 million to Aspen UK’s branch, expiring between 2026 and 2028.
For U.K. corporate tax purposes, the Company has foreign tax credit carryforwards of $19.0 million (2022 — $19.8 million) which are available to offset future U.K. corporate tax arising on the same foreign source of income over an indefinite period.
A valuation allowance of $24.5 million (2022 — $18.0 million) on U.S. deferred tax assets (which includes these loss carryforwards) has been recognized at December 31, 2023 relating to Aspen UK’s U.S. branch.
A valuation allowance of $131.0 million (2022 — $106.7 million) has been established against U.K. deferred tax assets.
The U.K., U.S. and other jurisdictions valuation allowance combined total is $172.7 million (2022 — $145.7 million).

12.     Capital Structure
The following table provides a summary of the Company’s authorized and issued share capital as at December 31, 2023 and 2022:

	As at December 31, 2023		At December 31, 2022
	Number	$ in Thousands	Number	$ in Thousands
Authorized share capital:
Ordinary Shares $0.01 per share (2022 — $0.01 per share)	70,000,000	700	70,000,000	700
Preference Shares 0.15144558¢ per share	30,000,000	45	30,000,000	45
Total authorized share capital		745		745

Issued share capital:
Issued ordinary shares $0.01 per share (2022 — $0.01 per share)	60,395,839	604	60,395,839	604
Issued 5.950% preference shares of 0.15144558¢ each with a liquidation preference of $25 per share	11,000,000	17	11,000,000	17
Issued 5.625% preference shares of 0.15144558¢ each with a liquidation preference of $25 per share	10,000,000	15	10,000,000	15
Issued 5.625% preference shares of 0.15144558¢ represented by depositary shares, each with a liquidation preference of $25 per share (1)	10,000	—	10,000	—
Total issued share capital		636		636
 ______________
(1)     Each depositary share represents a 1/1000th interest in a share of the 5.625% preference shares.

(a)    Ordinary Shares
Issued Ordinary Shares. The Company’s issued ordinary shares of par value $0.01 at both December 31, 2023 and 2022 was 60,395,839. The Company did not acquire any ordinary shares for the twelve months ended December 31, 2023.

(b)    Preference Shares
Preference Shares Issuance. On May 2, 2013, the Company issued 11,000,000 5.950% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares, with a liquidation preference of $25 per share (the “AHL PRC Shares”). Net proceeds were $270.6 million, consisting of $275.0 million of total liquidation preference less $4.4 million of issuance expenses. The first floating rate-period commenced July 1, 2023, with an associated floating rate of 9.59343%, with such floating rate expected to remain in place for future dividend periods, as a function of the floating rate determination mechanics set forth in the governing instrument The AHL PRC Shares are listed on the NYSE under symbol “AHLPRC”.
On September 20, 2016, the Company issued 10,000,000 shares of 5.625% Perpetual Non-Cumulative Preference Shares (the “AHL PRD Shares”). The 2016 Preference Shares have a liquidation preference of $25 per share. Net proceeds were

$241.3 million, consisting of $250.0 million of total liquidation preference less $8.7 million of issuance expenses. The AHL PRD Shares are listed on the NYSE under the symbol “AHL PRD”.
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

13.    Earnings Per Ordinary Share
In December 2023, the Company filed a registration statement with the SEC relating to a proposed Initial Public Offering of our ordinary shares. As a result of that filing, and in accordance with the accounting guidance of ASC Topic 260, “Earnings Per Share”, the Company has presented the following disclosure on earnings per ordinary share. This disclosure is new for the fiscal year ended December 31, 2023.
Basic and diluted earnings per ordinary share are calculated by dividing net income available to holders of Aspen Insurance Holdings Limited’s ordinary shares by the weighted average number of ordinary shares outstanding. The following table presents the computation of basic and diluted earnings/(loss) per ordinary share for the twelve months ended December 31, 2023, 2022 and 2021.

	Twelve Months Ended December 31,
	2023	2022	2021
	($ in millions, except share and share amounts)

Net income	$534.7	$51.1	$29.8
Less: Preference share dividends	(49.9)	(44.6)	(44.5)
Net income/(loss) available to ordinary shareholders	$484.8	$6.5	$(14.7)

Basic and diluted weighted average ordinary shares outstanding	60,395,839	60,395,839	60,395,839

Basic and diluted earnings/(loss) per ordinary share	$8.03	$0.11	$(0.24)

14.    Statutory Requirements and Dividends Restrictions
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
The company law of England and Wales prohibits Aspen UK, AMAL or AUL from declaring a dividend to its shareholders unless it has “profits available for distribution”. The determination of whether a company has profits available for distribution is based on its accumulated realized profits and other distributable reserves less its accumulated realized losses. While the U.K. insurance regulatory laws impose no statutory restrictions on a general insurer’s ability to declare a dividend, the rules of the Prudential Regulation Authority (the “PRA”) require each insurance company within its jurisdiction to maintain its solvency margin at all times. Accordingly, Aspen UK, AMAL and AUL may not pay a dividend if the payment of such dividend would result in their SCR coverage ratio falling below certain levels. In addition, any future changes regarding regulatory requirements, including those described above, may restrict the ability of Aspen UK, AMAL and AUL to pay dividends in the future. As at December 31, 2023, Aspen UK had an accumulated balance of retained losses of approximately $599.3 million and AUL had an accumulated balance of retained losses of approximately £78 million. Aspen UK held a capital contribution reserve of $655.0 million as at December 31, 2023 which, under certain circumstances, could be distributable.
Aspen Bermuda must comply with the provisions of the Companies Act and the Insurance Act regulating the payment of dividends and distributions. Aspen Bermuda may not in any financial year pay dividends which would exceed 25% of its total statutory capital and surplus, as shown on its statutory balance sheet in relation to the previous financial year, unless it files with the BMA a solvency affidavit at least seven days in advance of payment. As at December 31, 2023, 25% of Aspen Bermuda’s statutory capital and surplus amounted to $303.9 million. Aspen Bermuda must also obtain the prior approval of the BMA before reducing its total statutory capital as set out in its previous year’s financial statements by 15% or more.
Under both North Dakota and Texas law, insurance companies may only pay dividends out of earned surplus as distinguished from contributed surplus. As such, Aspen Specialty and AAIC could not pay a dividend as at December 31, 2023 without prior regulatory approval.
Actual and required statutory capital and surplus for the principal Operating Subsidiaries of the Company, excluding its Lloyd’s syndicate, as at December 31, 2023 and December 31, 2022 were estimated as follows:

	As at December 31, 2023
	U.S.	Bermuda	U.K.
	($ in millions)
Required statutory capital and surplus	$488.9	$601.1	$257.2
Actual statutory capital and surplus	$1,063.1	$1,685.2	$734.7

	As at December 31, 2022
	U.S.	Bermuda	U.K.
	($ in millions)
Required statutory capital and surplus	$513.9	$536.7	$771.8
Actual statutory capital and surplus	$838.6	$1,426.6	$802.5
As the sole corporate member of our Lloyd’s Syndicate, AUL was required to hold capital at Lloyd’s of $989.9 million as at December 31, 2023, adjusting funding to meet this level on an annual basis in the following Q2 and not holding less than 90% of this amount at any time. As at December 31, 2023, AUL had capital at Lloyd’s of $1,101.0 million of which $515.4 million was provided as Funds at Lloyd’s by Aspen Bermuda.
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

15.     Dividends

Dividends. In the twelve months ended December 31, 2023, the Company’s Board of Directors paid the following dividends:

Calendar Quarter	Preference Share Category			Quarterly Total	Declared	Paid
	5.950% PS	5.625% PS	5.625% DS

Q1 2023	$4,090,900	$3,516,000	$3,515,600	$11,122,500	03/01/23	04/01/23
Q2 2023	$4,090,900	$3,516,000	$3,515,600	$11,122,500	06/01/23	07/01/23
Q3 2023	$6,815,600	$3,516,000	$3,515,600	$13,847,200	09/01/23	10/01/23
Q4 2023	$6,741,900	$3,516,000	$3,515,600	$13,773,500	11/30/23	12/28/23

Total Paid	$21,739,300	$14,064,000	$14,062,400	$49,865,700
 ______________
(1)    5.950% Preference Shares (AHL PRC) — Fixed to Floating Rate Perpetual Non-Cumulative Preference Shares
5.625% Preference Shares (AHL PRD) — Perpetual Non-Cumulative Preference Shares
5.625% Preference Shares(AHL PRE) are represented by depositary shares, each representing a 1/1000th interest in a share of the 5.625% Preference Shares. The dividend paid per depositary share is likewise 1/1000th of the declared dividend, equivalent to $0.35156 per depositary share.
In the twelve months ended December 31, 2023, the Company paid an ordinary shares dividend of $40.3 million to Highlands Bermuda Holdco, Ltd., the holder of all the Company’s ordinary shares.

16.    Retirement Plans
The Company operates defined contribution retirement plans for the majority of its employees at varying rates of their salaries. Total contributions by the Company to the retirement plans were $14.5 million in the twelve months ended December 31, 2023 (2022 — $12.5 million, 2021 — $13.5 million).

17.     Share-Based Payments and Long-Term Incentive Plan
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
The Company’s total share-based compensation/long-term incentive plan expense for the twelve months ended December 31, 2023 was $5.5 million (December 31, 2022 — $0.6 million), which is related to a charge of $5.5 million (December 31, 2022 — $0.6 million) in relation to Performance Units. The income tax effect of this is not considered to be material. As at December 31, 2023, the Company had recorded a payable of $7.6 million (December 31, 2022 — $1.6 million) related to the long-term incentive plan, which is included within accrued expenses and other payables in the consolidated balance sheet.
Management Equity Plan

During 2023, selected senior employees were granted Management Equity Plan (“MEP”) stock options to acquire non-voting shares at a management equity vehicle affiliated with the Company at no cost to the employee. The stock options vest at the later of (a) certification of the attainment of the underlying operating income goal and (b) the exit or liquidity event, with vesting subject to an exit or liquidity event occurring, a two-year cumulative operating income hurdle being achieved over the cumulative two years ending December 31, 2024, and certain other contractual terms being achieved. The weighted average exercise price of the options is $0.001 and the total number of options granted was 10,000. All of the options were granted in 2023, none vested in 2023, none were forfeited and all remain outstanding as of December 31, 2023.

Table of Contents of Contents
As of December 31, 2023, no cost has been recognized in relation to the MEP awards as management has determined that it is improbable that the exit or liquidity event will occur. The fair value of the stock options was based on an estimate of the cumulative operating income for the two year period ended December 31, 2024, which included actual results for the year ended December 31, 2023, and an estimate of the exit value using market multiples. The total cost of MEP has been determined based on the estimated fair value as of the original grant date. In the event of an exit or liquidity event, and based upon the aforementioned performance conditions being met at a future date, the cost will be recognized. If management had determined that the performance conditions were probable of achievement as of December 31, 2023, the Company would have recognized an estimated $7.5 million of cumulative stock-based compensation expense as of that date and would have $27.5 million of unrecognized compensation expense.

18.     Intangible Assets and Goodwill

Aspen’s intangible assets relate to trademarks and licenses to trade in the U.S. and U.K. For the twelve months ended December 31, 2023 and December 31, 2022, the Company had intangible assets and goodwill totalling $21.7 million and $21.8 million.
The “Aspen” trademark, valued at $1.1 million, $16.7 million of insurance licenses and $3.9 million of goodwill are considered to have an indefinite life and are tested annually for impairment or when events or changes in circumstances indicate that these assets might be impaired. For the years ended December 31, 2023 and December 31, 2022, the Company performed its annual qualitative assessment and determined that it was more likely than not that these were not impaired.

19.     Operating Leases
As at December 31, 2023, the Company has recognized right-of-use operating lease assets of $61.6 million, net of impairment and operating lease liabilities of $86.1 million. Right-of-use operating lease assets comprise primarily of leased office real estate globally and other assets. For all office real estate leases, rent incentives, including reduced-rent and rent-free periods and contractually agreed rent increases during the lease term, have been included when determining the present value of future cash flows.
As part of the Company’s operating effectiveness and efficiency program, the Company has consolidated its office space. Where negotiations are either in advanced stages of discussion and it is probable that the sub-lease transactions will be completed, or the Company has agreed terms to sub-lease our office space, the Company has assessed the right-of-use lease assets for impairment. During the twelve months ended December 31, 2023, no impairment has been recognized on the right-of-use lease asset (2022 — $6.7 million credit).
The Company has no lease transactions between related parties.

Table of Contents of Contents
Operating lease charge. The following table summarizes the operating lease charge for the twelve months ended December 31, 2023, 2022 and 2021:

	For the Twelve Months Ended
	December 31, 2023	December 31, 2022	December 31, 2021
	($ in millions)
Amortization charge on right-of-use operating leased assets	$10.7	$10.1	$12.0
Interest on operating lease liabilities	4.5	5.4	5.5
Operating lease charge	$15.2	$15.5	$17.5

Lease Liabilities. The following table summarizes the maturity of lease liabilities under non-cancellable leases as of December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
	($ in millions)
Operating leases — maturities
2023	$—	$15.4
2024	15.4	15.2
2025	15.1	14.9
2026	14.3	14.1
2027	12.8	12.6
2028	12.7	12.4
Later years	32.4	34.8
Total minimum lease payments	$102.7	$119.4
Less imputed interest	(16.6)	(23.9)
Total lease liabilities	$86.1	$95.5
Other lease information. The following table summarizes the cash flows on operating leases for the twelve months ended December 31, 2023, 2022 and 2021 and other supplemental information:

	For the Twelve Months Ended
	December 31, 2023	December 31, 2022	December 31, 2021
	($ in millions)
Cash paid for amounts included in the measurement of lease liabilities
- Operating cash outflow from operating leases	$(15.5)	$(15.5)	$(17.5)

Right-of-use assets obtained in exchange for lease obligations
- Operating leases	$0.2	$1.9	$23.9

Reduction to Right-of-use assets resulting from reductions to lease obligations
- Operating leases	$0.1	$7.0	$2.3

Weighted Averages
- Operating leases, remaining lease terms (years)	7.3	8.1	8.8
- Operating leases, average discount rate	5.0%	5.0%	5.0%

20.    Related Party Transactions
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
During the year ended December 31, 2023, the Company recognized IMA fees of $9.4 million (2022 — $4.9 million; 2021 — $5.8 million), of which $2.1 million (2022 — $4.5 million) remains payable to AAME at year end.
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
During the year ended December 31, 2023, the Company recognized Management Consulting fees of $5.0 million (2022 — $5.0 million; 2021 — $5.0 million), of which $1.2 million remains payable to AMH at year end (2022 — $1.3 million).
Related Party Investments
During the year, the Company bought or held the following securities or investments in Apollo:
As at December 31, 2023, the Company’s investment in Funds managed by Apollo had a fair value of $39.8 million (2022 — $38.0 million). These investments are included in other investments on the consolidated balance sheet. The Company incurred losses of $0.4 million (2022 — gains of $3.1 million) and they are included in net investment income on the consolidated statement of operations and other comprehensive income. There were no expenses incurred relating to any of these investments. Expenses as outlined in the previous sentence and subsequent disclosures in this Related Party Investments section relate to investment management fees paid to Apollo.
As at December 31, 2023, the Company’s investment in Notes issued by special purpose vehicles (SPVs) established and managed by subsidiaries of Apollo had a fair value of $82.2 million (2022 — $44.8 million). The Company recognized income of $5.5 million (2022 — losses of $0.4 million) which is included in the consolidated statement of operations and other comprehensive income. These investments are included in privately-held investments on the consolidated balance sheet. There were no expenses incurred relating to any of these investments.
As at December 31, 2023, the Company’s investments in Collateralized Loan Obligations (“CLOs”) issued by special purpose vehicles established and managed by subsidiaries of Apollo had a fair value of $129.8 million (2022 — $Nil). Income earned on these investments was $17.4 million (2022 — $Nil) and is included in the consolidated statement of operations and other comprehensive income. These investments are included in fixed income maturities, trading at fair value on the consolidated balance sheet. For the year ended December 31, 2023, the Company incurred expenses of $0.5 million related to these investments.

As at December 31, 2023, the Company’s investments in Middle Market Loans originated and managed by a subsidiary of Apollo had a fair value of $45.1 million (2022 — $Nil). The Company recognized income of $5.8 million (2022 — $Nil) which is included in the consolidated statement of operations and other comprehensive income. The Middle Market Loans are included in privately-held investments on the consolidated balance sheet. For the year ended December 31, 2023, the Company incurred expenses of $0.2 million related to these investments.
The above transactions were entered into at arm’s length.
Other Payables to Related Parties
As at year end December 31, 2023, the Company had an intercompany payable balance of $1.2 million (2022 — $2.0 million), due to its parent, Highlands Bermuda Holdco, Ltd.

21.     Commitments and Contingent Liabilities
(a)Restricted assets
The Company’s subsidiaries are obliged by the terms of its contractual obligations to U.S. policyholders and by obligations to certain regulatory authorities to facilitate issue of letters of credit or maintain certain balances in trust funds for the benefit of policyholders.
The following table details the forms and value of Company’s material restricted assets as at December 31, 2023 and 2022:

	As at December 31, 2023	At December 31, 2022
	($ in millions, except percentages)
Regulatory trusts and deposits:
Affiliated transactions	$660.8	$707.1
Third party	2,714.4	2,817.7
Letters of credit / guarantees(1)	172.0	471.3
Total restricted assets (excluding illiquid assets)	3,547.2	3,996.1
Other investments — illiquid assets	209.3	221.3
Total restricted assets and illiquid assets	$3,756.5	$4,217.4

Total as percent of cash and invested assets (2)	50.2%	59.4%

(1)As at December 31, 2023, the Company had pledged funds of $172.0 million (December 31, 2022 — $471.3 million) as collateral for the secured letters of credit.
(2)Investable assets comprise total investments, cash and cash equivalents, accrued interest, receivables for securities sold and payables for securities purchased.
Investment Funds. We invest in investment funds which, as is typical for this type of investment, have lock-up periods. A lock-up period is the initial amount of time an investor is contractually required to remain invested before having the ability to redeem. As at December 31, 2023, the lock-up periods across these funds range from one quarter to several years. Thereafter these funds could also be redeemed on a pro-rata basis depending on the liquidity position of the fund. There are no assurances as to when the Company may be able to withdraw, in whole or in part, its redemption request from the fund.
Other Investments - Equity Method. On December 23, 2019, the Company committed $5.0 million as an equity investment in the holding company of a multi-line reinsurer. The strategy for the multi-line reinsurer is to combine a diversified reinsurance business, focused primarily on long-tailed lines of property and casualty business and, potentially to a lesser extent, life business, with a diversified investment strategy. During the period ending December 31, 2023, $0.4 million (December 31, 2022 — $1.6 million) capital was invested in multi-line reinsurer.
The Company’s current arrangements with our bankers for the issue of letters of credit require us to provide collateral in the form of cash and investments for the full amount of all secured and undrawn letters of credit that are outstanding. We monitor the proportion of our otherwise liquid assets that are committed to trust funds or to the collateralization of letters of credit. As at December 31, 2023 and 2022, these funds amounted to approximately 50.2% of the $7.5 billion and approximately 59.4% of the $7.1 billion of investable assets held by the Company, respectively. We do not consider that this unduly restricts our liquidity at this time. For more information on our credit facilities and long-term debt arrangements, refer to Note 24, “Credit Facility and Long-term Debt” of these consolidated financial statements.

Funds at Lloyd’s. AUL operates at Lloyd’s as the corporate member for Syndicate 4711. AUL also participates in underwriting activities of Carbon Syndicate 4747. Lloyd’s determines required regulatory capital by considering the underwriting activities that AUL participates in. Such capital, called Funds at Lloyd’s, consists of investable assets as at December 31, 2023 in the amount of $517.4 million (2022 — $489.5 million).
The amounts provided as Funds at Lloyd’s will be drawn upon and become a liability of the Company in the event of Syndicate 4711 declaring a loss at a level that cannot be funded from other resources, or if Syndicate 4711 requires funds to cover a short-term liquidity gap. The amount which the Company provides as Funds at Lloyd’s is not available for distribution to the Company for the payment of dividends. Aspen Managing Agency Limited, the managing agent to Syndicate 4711, is also required by Lloyd’s to maintain a minimum level of capital which as at December 31, 2023 was £0.5 million (December 31, 2022 — £0.4 million). This is not available for distribution by the Company for the payment of dividends.
U.S. Reinsurance Trust Fund. For its U.S. reinsurance activities, Aspen UK has established and must retain a multi-beneficiary U.S. trust fund for the benefit of its U.S. cedants so that they may take financial statement credit without the need to post cedant-specific security. The minimum trust fund amount is $20.0 million plus an amount equal to 100% of Aspen UK’s U.S. reinsurance liabilities, which were $823.5 million as at December 31, 2023 and $1,166.4 million as at December 31, 2022. As at December 31, 2023, the balance (including applicable letter of credit facilities) held in the trust was $1,016.9 million (2022 — $1,389.5 million).
Aspen Bermuda has also established and must retain a multi-beneficiary U.S. trust fund for the benefit of its U.S. cedants so that they may take financial statement credit without the need to post cedant-specific security. The minimum trust fund amount is $20.0 million plus an amount equal to 100% of Aspen Bermuda’s liabilities to its U.S. cedants which was $320.6 million and $380.3 million as at December 31, 2023 and 2022, respectively. As at December 31, 2023, the balance held in the U.S. trust fund and other Aspen Bermuda trusts was $394.7 million (2022 — $509.2 million).
U.S. Surplus Lines Trust Fund. Aspen UK and Syndicate 4711 have also established a U.S. surplus lines trust fund with a U.S. bank to secure liabilities under U.S. surplus lines policies. The balance held in trust as at December 31, 2023 was $126.6 million (2022 — $215.1 million).
U.S. Regulatory Deposits. As at December 31, 2023, Aspen Specialty had a total of $6.8 million (2022 — $6.7 million) on deposit with six U.S. states in order to satisfy state regulations for writing business in those states. AAIC had a further $6.4 million (2022 — $6.5 million) on deposit with twelve U.S. states.
Canadian Trust Fund. Aspen UK has established a Canadian trust fund with a Canadian bank to secure a Canadian insurance license. As at December 31, 2023, the balance held in trust was CAD$228.4 million ($168.4 million) (2022 — CAD$185.8 million).
Australian Trust Fund. Aspen UK has established an Australian trust fund with an Australian bank to secure policyholder liabilities and as a condition for maintaining an Australian insurance license. As at December 31, 2023, the balance held in trust was AUD$131.0 million ($86.9 million) (2022 — AUD$183.9 million).
Swiss Trust Fund. Aspen UK has established a Swiss trust fund with a Swiss bank to secure policyholder liabilities and as a condition for maintaining a Swiss insurance license. As at December 31, 2023, the balance held in trust was CHF9.9 million ($11.4 million) (2022 — CHF9.4 million).
Singapore Fund. Aspen UK has established a segregated Singaporean bank account to secure policyholder liabilities and as a condition for maintaining a Singaporean insurance license and meet local solvency requirements. As at December 31, 2023, the balance in the account was SGD$192.1 million ($144.0 million) (2022 — SGD$174.7 million).

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

In some jurisdictions, noticeably the U.S., a failure to deal with such disputes or potential disputes in an appropriate manner could result in an award of “bad faith” punitive damages against the Company’s Operating Subsidiaries. In accordance with ASC 450-20-50-3, for (a) reasonably possible losses for which no accrual is made because any of the conditions for accrual in ASC 450-20-25-2 are not met and (b) reasonably possible losses in excess of the amounts accrued pursuant to ASC 450-20-30-1, the Company will provide an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made.
As at December 31, 2023, based on available information the probability of the ultimate resolution of pending or threatened litigation or arbitrations having a material effect on the Company’s financial condition, results of operations or liquidity is remote.
22.    Concentrations of Credit Risk
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
Reinsurance recoverables
At December 31, 2023, the total amount recoverable by the Company from reinsurers was $4,577.8 million (December 31, 2022 — $4,897.7 million). Of the Company’s reinsurance recoverable balance at December 31, 2023, 56.8% is collateralized by our reinsurers, 42.9% is recoverable from reinsurers rated A- or higher by major rating agencies and 0.3% is recoverable from reinsurers rated lower than A- by major rating agencies (December 31, 2022 — 57.3%, 42.3% and 0.4%, respectively). As at December 31, 2023, the Company’s largest uncollateralized exposures to individual reinsurers represent 15.9% (December 31, 2022 —16.3%), 11.1% (December 31, 2022 — 9.7%), and 9.2% (December 31, 2022 — 8.2%).
Under the current expected credit loss model (“CECL”), the Company recognized a provision against reinsurance recoverables of $3.7 million as at December 31, 2023 (December 31, 2022 — $3.7 million). For the twelve months ended December 31, 2023, there was a no change in the CECL allowance on reinsurance recoverables.
Underwriting premium receivables
The total underwriting premium receivable by the Company as at December 31, 2023 was $1,435.3 million (2022 — $1,482.4 million). As at December 31, 2023, $8.7 million of the total underwriting premium receivable balance has been due for settlement for more than one year. The Company assesses the recoverability of premium receivables through a review of policies and the concentration of receivables by broker. The Company has recognized an allowance for credit losses of $21.0 million as at December 31, 2023 (December 31, 2022 — $25.0 million) on underwriting premium receivables.
Investments and cash and cash equivalents
The Company’s investment policies include specific provisions that limit the allowable holdings of a single issue and issuer. As at December 31, 2023, there were no investments in any single issuer, other than the U.S. government and the Canadian government in excess of 2% of the aggregate investment portfolio.

23.     Reclassifications from Accumulated Other Comprehensive Income

The following table sets out the components of the Company’s AOCI that are reclassified into the condensed consolidated statement of operations for the twelve months ended December 31, 2023, 2022 and 2021:

	Amount Reclassified from AOCI
Details about the AOCI Components	Twelve Months Ended December 31, 2023	Twelve Months Ended December 31, 2022	Twelve Months Ended December 31, 2021	Affected Line Item in the Consolidated Statement of Operations
	($ in millions)
Available for sale:
Realized (gains) on sale of securities	$(2.2)	$(3.9)	$(24.8)	Realized and unrealized investment gains
Realized losses on sale of securities	42.4	58.9	4.4	Realized and unrealized investment losses
	40.2	55.0	(20.4)	Income from operations before income tax
Tax on net realized gains of securities	(6.6)	—	—	Income tax (expense)/benefit
	$33.6	$55.0	$(20.4)	Net income
Realized derivatives:
Net realized gains on settled derivatives	(8.1)	15.4	(6.2)	General, administrative and corporate expenses
Tax on settled derivatives	—	—	—	Income tax (expense)/benefit
	$(8.1)	$15.4	$(6.2)	Net income
Total reclassifications from AOCI to the statement of operations, net of income tax	$25.5	$70.4	$(26.6)	Net income

24.    Credit Facilities and Long-term Debt
In the normal course of its operations, the Company enters into agreements with financial institutions to obtain financing through secured and unsecured credit facilities. As at December 31, 2023, the total capital under such facilities available to the Company was approximately $2.3 billion, with the significant facilities as follows:
Credit Facilities
(i) On December 1, 2021, Aspen Holdings and certain of its direct or indirect subsidiaries (collectively, the “Borrowers”) entered into a Third Amended and Restated Credit Agreement, as further amended from time to time (the “Credit Agreement”) with various lenders and Barclays Bank plc, as administrative agent, which amends and restates the Amended and Restated Credit Agreement, dated as of June 12, 2013 and the Second Amended and Restated Credit Agreement, dated as of March 27, 2017, among Aspen Holdings, certain subsidiaries thereof, various lenders and Barclays Bank plc, as administrative agent. The Credit Agreement will be used by the Borrowers to finance the working capital needs of the Aspen Holdings and its subsidiaries, for letters of credit in connection with the insurance and reinsurance businesses of the Company and its subsidiaries and borrowings for other general corporate purposes. Initial availability under the Credit Agreement is $300,000,000 and the Company has the right to request (subject to the terms and conditions of the Credit Agreement) an increase to the credit facility by up to $100,000,000. The Credit Agreement will expire on December 1, 2026.
As at December 31, 2023, there were no borrowings outstanding under the Credit Agreement. The fees and interest rates on the loans and the fees on the letters of credit payable by the Borrowers under the Credit Agreement are based upon the credit ratings for the Company’s long-term unsecured senior, non-credit enhanced debt rating of the Company, as determined by S&P and Moody’s. In addition, the fees for a letter of credit vary based upon whether the applicable Borrower has provided collateral (in the form of cash or qualifying debt securities) to secure its reimbursement obligations with respect to such letter of credit.

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

(iii) On October 24, 2023, AUL and Aspen Holdings (acting as guarantor of AUL), effected an amendment to a letter of credit facility agreement for the account of AUL, pursuant to which a syndicate of lenders issued a several letter of credit in an aggregate amount of $335,000,000, for the benefit of Lloyd’s, to support AUL’s Funds at Lloyd’s requirements in connection with the 2024 year of account at Lloyd’s. This further amended the letter of credit facility agreement, dated November 3, 2020, entered into between AUL, Aspen Holdings (acting as guarantor of AUL) and various lenders, for the account of AUL, pursuant to which a lender provided a maximum aggregate amount of $235,000,000, to support AUL’s Funds at Lloyd’s requirements in connection with the 2021 year of account at Lloyd’s, as amended on May 7, 2021, November 1, 2021, May 6, 2022 and October 27, 2022, in connection with the 2021, 2022 and 2023 underwriting years of account at Lloyd’s, as applicable.

(iv)    On November 29, 2023, AUL and Aspen Holdings (acting as guarantor of AUL) amended a Funds at Lloyd’s Facility Agreement dated November 25, 2020, as amended on December 2, 2021 and as further amended on December 1, 2022, for the account of AUL. This facility provides that a maximum aggregate amount of up to $80.0 million of acceptable securities may be deposited with, and for the benefit of, Lloyd’s on behalf of AUL to support AUL’s Funds at Lloyd’s requirements in connection with the 2024 year of account at Lloyd’s.

(v)    On November 30, 2023, AUL and Aspen Bermuda (acting as AUL’s guarantor) amended and restated a Funds a Lloyd’s Facility Agreement originally dated November 30, 2020, as amended on November 30, 2021 and as amended and restated on December 2, 2022, for the account of AUL. This facility provides that a maximum aggregate amount of up to $150 million of acceptable securities may be deposited with, and for the benefit of, Lloyd’s on behalf of AUL to support AUL’s Funds at Lloyd’s requirements in connection with the 2024 year of account at Lloyd’s.

(vi)    On April 1, 2021, the Company’s subsidiaries, AAIC and Aspen Specialty, each established a secured line of credit at Federal Home Loan Bank of Boston (“FHLBB”). Advances may be used to support general corporate purposes. The maximum amount available under these facilities will vary based on the borrower’s net admitted assets or reserve assets (total invested assets) and the lender’s underwriting criteria. Aspen Specialty’s maximum borrowing capacity available from FHLBB upon initial application is 15% of net admitted assets or approximately $250 million, and is subject to North Dakota approval. Under Texas state insurance law, without the prior consent of the Texas Department of Insurance, the amount of assets AAIC may pledge to secure debt obligations is limited to 10% of its reserve assets, resulting in a maximum borrowing capacity for AAIC under its FHLBB facility of approximately $174 million. Neither AAIC nor Aspen Specialty expects to draw on these facilities in the near future.

(vii)    On November 5, 2021, Aspen Holdings entered into a letter of credit facility agreement. The letter of credit issued under this facility is the for the benefit of Aspen Bermuda, as beneficiary, and has been applied towards the eligible capital of Aspen Bermuda, and classified as ancillary Tier 3 capital of such entity, in accordance with applicable Bermuda laws and regulations. The total commitment under the facility is $100,000,000. A letter of credit in the full amount of the available commitment has been issued to Aspen Holdings under this facility.

(viii)    On December 29, 2021, Aspen Holdings entered into a committed letter of credit facility agreement. The letter of credit issued under this facility is for the benefit of Aspen Bermuda, as beneficiary, and has been applied towards the eligible capital of Aspen Bermuda, and classified as ancillary Tier 3 capital of such entity, in accordance with applicable Bermuda laws and regulations. The total commitment under the facility is $75,000,000. A letter of credit in the full amount of the available commitment has been issued to Aspen Holdings under this facility.

(ix)    On November 15, and 20, 2023, Aspen Bermuda and Aspen UK each signed a Global Master Repurchase Agreement with two selected banks to enable bilateral repurchase agreement to be entered, with cash and US Government Bonds as eligible collateral for the margin transfer. Advances may be used to support general corporate purposes. As of December 31, 2023, no active repurchase agreement has been entered with either of the banks.

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

At December 31, 2023, no conditions of default existed under these facilities.

Debt Facilities
On July 26, 2023, the Company entered into a $300.0 million term loan facility at a borrowing rate of Term Secured Overnight Financing Rate (“SOFR”) plus an applicable margin, which will adjust depending on the form of the loan and long-term debt rating of Aspen Holdings, as determined by specified rating issuers from time to time. The Company drew down on the term loan on November 9, 2023 due November 9, 2026 (the “2026 Term Loan”) and the proceeds were used to settle the 2023 Senior Notes. Subject to applicable law, the 2026 Term Loan will be the senior unsecured obligations of Aspen Holdings and will rank equally in right of payment with all of our other senior unsecured indebtedness from time to time outstanding. The Company has recorded the long-term debt at amortized cost in the consolidated balance sheet. Interest incurred on the long-term debt is included within interest expense in the consolidated statement of operations. The interest expense for the twelve months ended December 31, 2023 was $3.0 million (December 31, 2022 —$Nil).
The following table summarizes our contractual obligations under long-term debt as at December 31, 2023.

	Payments Due By Period
Contractual Basis	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	($ in millions)
Long-term Debt Obligations	$—	$300.0	$—	$—	$300.0

25. Allowance for Expected Credit Losses

The following tables summarize the Company’s allowance for expected credit losses for the twelve months ended December 31, 2023 and December 31, 2022 in available for sale investments, reinsurance recoverables and receivables:

Available for Sale Investments	December 31,
	2023	2022
	($ in millions)
Balance at the beginning of the period	$7.7	$2.7
Additions to the allowance for credit losses on securities for which credit losses were not previously recognized	0.3	5.4
Increases/(decreases) to the allowance for credit losses on securities that had an allowance in the prior period	(3.6)	0.2
Reductions to the allowance for securities sold	(1.5)	(0.6)
Balance at the end of the period	$2.9	$7.7

	December 31, 2023		December 31, 2022
	Reinsurance Recoverables	Receivables	Reinsurance Recoverables	Receivables
	($ in millions)		($ in millions)
Balance at the beginning of the year	$3.7	$25.0	$3.3	$30.2
Movement in the year	—	(4.0)	0.4	(5.2)
Balance at the end of the year	$3.7	$21.0	$3.7	$25.0

26.    Subsequent Events
On March 1, 2024, the Company’s Board of Directors declared the following dividends:

	Dividend	Payable on:	Record Date:
5.950% Preference Shares (AHL PRC)	$0.3719	April 1, 2024	March 15, 2024
5.625% Preference Shares (AHL PRD)	$0.3516	April 1, 2024	March 15, 2024
5.625% Preference Shares, represented by depositary shares (AHL PRE)(1)	$351.56	April 1, 2024	March 15, 2024
 ______________
(1)     The 5.625% Preference Shares are represented by depositary shares, each representing a 1/1000th interest in a share of the 5.625% Preference Shares. The dividend paid per depositary share is likewise 1/1000th of the declared dividend, equivalent to $0.35156 per depositary share.
The Company also paid an ordinary shares dividend of $25 million to Highlands Bermuda Holdco, Ltd. on March 21, 2024.

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE I - CONSOLIDATED SUMMARY OF INVESTMENTS
OTHER THAN INVESTMENTS IN RELATED PARTIES
For the Twelve Months Ended December 31, 2023
($ in millions)

Type of investment	Amortized Cost or Cost	Fair Value	Amount at which shown in the Balance Sheet
Fixed income maturities
U.S. government	$1,473.6	$1,448.1	$1,448.1
U.S. agency	7.5	7.2	7.2
Municipal	136.9	131.2	131.2
Corporate	2,229.9	2,130.8	2,130.8
High yield loans	90.8	92.1	92.1
Non-U.S. government-backed corporate	115.1	109.0	109.0
Non-U.S. government	315.7	308.6	308.6
Asset-backed	936.0	908.2	908.2
Non-agency commercial mortgage-backed	6.6	5.8	5.8
Agency mortgage-backed	544.9	467.3	467.3
Total fixed income securities	$5,857.0	$5,608.3	$5,608.3
Short term investments	$95.7	$95.7	$95.7
Catastrophe bonds	$1.6	$1.6	$1.6
Privately held investments (1)	$509.6	$437.1	$489.9
Investments, equity method		$7.6	$7.6
Other investments at fair value (2)		$169.6	$209.3
Total investments		$6,319.8	$6,412.4
_________________

(1) Privately-held investments excludes related party investments totaling $112.4 million.
(2) Other investments excludes related party investments of $23.9 million in Apollo Real Estate Fund and $15.9 million in Apollo Origination Partnership.

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
BALANCE SHEETS
As at December 31, 2023 and 2022

	As at December 31, 2023	As at December 31, 2022
	($ in millions, except per share amounts)
ASSETS
Fixed income maturities (trading)	43.2	40.5
Cash and cash equivalents	43.5	44.4
Investments in subsidiaries (1)	3,284.2	2,767.9
Intercompany funds due from affiliates	4.3	1.7
Right-of-use operating lease assets	1.5	2.0
Other assets	5.6	5.9
Total assets	$3,382.3	$2,862.4
LIABILITIES
Accrued expenses and other payables	27.8	22.3
Intercompany funds due to affiliates	144.7	180.5
Long-term debt	300.0	—
Short-term debt	—	299.9
Operating lease liabilities	1.3	1.7
Total liabilities	$473.8	$504.4

SHAREHOLDERS’ EQUITY
Ordinary shares	$0.6	$0.6
Preference shares	753.5	753.5
Additional paid in capital	761.2	761.2
Retained earnings	1,793.5	1,349.0
Accumulated other comprehensive income, net of taxes:
Unrealized (loss) on investments	(227.6)	(333.2)
(Loss)/gain on derivatives	(0.2)	13.8
Cumulative (losses) on foreign currency translation adjustments	(172.5)	(186.9)
Total accumulated other comprehensive (loss)	(400.3)	(506.3)
Total shareholders’ equity	2,908.5	2,358.0
Total liabilities and shareholders’ equity	$3,382.3	$2,862.4
____________________
(1)    The Company’s investment in subsidiaries is accounted for under the equity method and adjustments to the carrying value of these investments are made based on the Company’s share of capital, including share of income and expenses. Changes in the value were recognized in realized and unrealized investment gains and losses in the statement of operations.

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE II  - CONDENSED FINANCIAL INFORMATION OF REGISTRANT - Continued

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
For the Twelve Months Ended December 31, 2023, 2022 and 2021

	Twelve Months Ended December 31, 2023	Twelve Months Ended December 31, 2022	Twelve Months Ended December 31, 2021
	($ in millions)
Operating Activities:
Equity in net earnings/(losses) of subsidiaries and other investments, equity method	$304.7	$14.2	$(90.5)
Dividend income	364.4	121.7	193.0
Net realized and unrealized investment gains/(losses)	1.1	(4.0)	(0.5)
Other income	3.2	1.0	—
Total revenues	673.4	132.9	102.0
Expenses:
General, administrative and corporate expenses	(121.3)	(62.7)	(54.6)
Interest expense	(15.6)	(14.3)	(14.3)
Other expense	(1.8)	(4.8)	(3.3)
Income from operations before income taxes	534.7	51.1	29.8
Income tax expense	—	—	—
Net income	534.7	51.1	29.8
Other comprehensive income/(loss), net of taxes:
Change in unrealized gains/(losses) on investments	105.6	(367.8)	(158.6)
Net change from current period hedged transactions	(14.0)	15.4	(6.2)
Change in foreign currency translation adjustment	14.4	(30.9)	21.4
Other comprehensive income/(loss), net of tax	106.0	(383.3)	(143.4)
Comprehensive Income /(loss)	$640.7	$(332.2)	$(113.6)

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE II  - CONDENSED FINANCIAL INFORMATION OF REGISTRANT - Continued

STATEMENTS OF CASH FLOWS
For the Twelve Months Ended December 31, 2023, 2022 and 2021

	Twelve Months Ended December 31, 2023	Twelve Months Ended December 31, 2022	Twelve Months Ended December 31, 2021
	($ in millions)
Cash Flows From Operating Activities:
Net income (excluding equity in net earnings of subsidiaries)	$230.0	$36.9	$120.3
Adjustments:
Realized and unrealized (gains)/losses	(14.8)	19.7	(6.7)
Loss/(gain) on derivative contracts	14.0	(15.4)	6.2
Amortization of right-of-use operating lease assets	0.5	0.5	0.5
Interest on operating lease liabilities	0.1	0.1	0.1
Change in other assets	0.3	2.1	(1.6)
Change in accrued expenses and other payables	5.5	(3.2)	1.4
Change in intercompany activities	(38.4)	41.1	35.0
Change in right-of use assets	—	—	(2.0)
Change in operating lease liabilities	(0.5)	(0.6)	1.5
Net cash provided by operating activities	196.7	81.2	154.7
Cash Flows From Investing Activities:
(Purchases)/proceeds of fixed income securities	(8.1)	(10.0)	(42.6)
Proceeds from sales and maturities of fixed maturities, trading	6.4	7.8	—
Investment in subsidiaries	(105.7)	5.0	(115.0)
Net cash (used in)/provided by investing activities	(107.4)	2.8	(157.6)
Cash Flows From Financing Activities:
Repayment of short-term debt	(300.0)	—	—
Proceeds from term loan facility	300.0	—	—
Dividends paid on ordinary shares	(40.3)	(40.0)	—
Dividends paid on preference shares	(49.9)	(44.6)	(44.5)
Net cash (used in) financing activities	(90.2)	(84.6)	(44.5)
(Decrease) in cash and cash equivalents	(0.9)	(0.6)	(47.4)
Cash and cash equivalents — beginning of period	44.4	45.0	92.4
Cash and cash equivalents — end of period	$43.5	$44.4	$45.0

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE III - SUPPLEMENTARY INSURANCE INFORMATION
For the Twelve Months Ended December 31, 2023, 2022 and 2021
Supplementary Information
($ in millions)

Year Ended December 31, 2023	Deferred Policy Acquisition Costs	Net Reserves for Losses and LAE	Net Reserves for Unearned Premiums	Net Earned Premiums	Net Investment Income	Losses and LAE Expenses	Policy Acquisition Expenses	Net Written Premiums	General and Administrative Expenses
Reinsurance	$201.5	$1,373.1	$644.5	$1,154.5		$611.1	$208.6	$1,098.0	$120.6
Insurance	94.7	1,859.7	1,048.3	1,460.0		941.9	171.6	1,483.9	233.9
Total	$296.2	$3,232.8	$1,692.8	$2,614.5	$275.7	$1,553.0	$380.2	$2,581.9	$354.5

Year to date December 31, 2022	Deferred Policy Acquisition Costs	Net Reserves for Losses and LAE	Net Reserves for Unearned Premiums	Net Earned Premiums	Net Investment Income	Losses and LAE Expenses	Policy Acquisition Expenses	Net Written Premiums	General and Administrative Expenses
Reinsurance	$227.2	$1,360.7	$862.4	$1,251.8		$770.3	$252.4	$1,426.4	$142.5
Insurance	91.8	1,452.5	857.8	1,436.9		909.7	179.4	1,469.6	244.0
Total	$319.0	$2,813.2	$1,720.2	$2,688.7	$188.1	$1,680.0	$431.8	$2,896.0	$386.5

Year to date December 31, 2021	Deferred Policy Acquisition Costs	Net Reserves for Losses and LAE	Net Reserves for Unearned Premiums	Net Earned Premiums	Net Investment Income	Losses and LAE Expenses	Policy Acquisition Expenses	Net Written Premiums	General and Administrative Expenses
Reinsurance	$205.2	$2,148.4	$688.6	$1,118.8		$705.2	$221.6	$1,199.0	$121.3
Insurance	85.6	2,165.3	827.6	1,291.7		988.1	192.5	1,388.7	211.8
Total	$290.8	$4,313.7	$1,516.2	$2,410.5	$147.5	$1,693.3	$414.1	$2,587.7	$333.1

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE IV - REINSURANCE
For the Twelve Months Ended December 31, 2023, 2022 and 2021

Premiums Written

	Direct	Assumed	Ceded	Net Amount
	($ in millions)
2023	$2,446.6	$1,521.0	$(1,385.7)	$2,581.9
2022	$2,531.7	$1,807.0	$(1,442.7)	$2,896.0
2021	$2,341.4	$1,597.0	$(1,350.7)	$2,587.7

Premiums Earned

	Gross Amount	Assumed From Other Companies	Ceded to Other Companies	Net Amount	Percentage of Amount Assumed to Net
	($ in millions, except for percentages)
2023	$2,444.8	$1,562.0	$(1,392.3)	$2,614.5	59.7%
2022	$2,370.8	$1,617.2	$(1,299.3)	$2,688.7	60.1%
2021	$2,139.1	$1,479.2	$(1,207.8)	$2,410.5	61.4%

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE V - VALUATION AND QUALIFYING ACCOUNTS
For the Twelve Months Ended December 31, 2023, 2022 and 2021

 The following table shows the movement in the Company’s bad debt provision during the twelve months ended December 31, 2023, 2022 and 2021:

	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Year
Provisions for Bad Debt	($ in millions)
2023
Premiums receivable from underwriting activities	$25.0	$(4.0)	$—	$—	$21.0
Reinsurance	$—	$—	$—	$—	$—
2022
Premiums receivable from underwriting activities	$30.2	$(5.2)	$—	$—	$25.0
Reinsurance	$—	$—	$—	$—	$—
2021
Premiums receivable from underwriting activities	$34.0	$(3.8)	$—	$—	$30.2
Reinsurance	$—	$—	$—	$—	$—

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Aspen Insurance Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Aspen Insurance Holdings Limited (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and other comprehensive income (loss), changes in shareholders’ equity and cash flows for each of two years in the period ended December 31, 2023, and the related notes and financial statement schedules I to V (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited the adjustment to the 2021 consolidated financial statements to retrospectively disclose earnings per ordinary share, as described in Note 13, Earnings Per Ordinary Share. In our opinion, such adjustment is appropriate and has been properly applied. We were not engaged to audit, review, or apply any procedures to the 2021 consolidated financial statements of the Company other than with respect to the adjustment and, accordingly, we do not express an opinion or any other form of assurance on the 2021 consolidated financial statements taken as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of incurred but not reported reserve estimates, gross and net of reinsurance
Description of the Matter	At December 31, 2023, the Company’s reserves for losses and loss adjustment expenses, net of reinsurance, was $3,232 million, of which a significant proportion is incurred but not reported reserves (‘IBNR’). As described in Notes 2(b) and 10 of the consolidated financial statements, losses and loss adjustment expenses represents management’s estimate of the ultimate costs of all reported and unreported losses incurred through the balance sheet date. There is significant uncertainty inherent in estimating the IBNR, gross and net of reinsurance. In particular, management’s estimate is sensitive to the actuarial methods selected and the significant assumptions applied, including the impact of catastrophe events and other large losses, reinsurance assumptions incorporated into net loss ratios, expected trends in claims severity and frequency, and expected duration of the respective claim’s development period.

Auditing management’s estimate for IBNR reserve estimates, gross and net of reinsurance, was complex and required the involvement of our actuarial specialists, due to the sensitivity of the estimate to the actuarial methods selected and the judgmental nature of the significant assumptions used in the valuation of the estimate, including the netting of IBNR for reinsurance.

How We Addressed the Matter in Our Audit	To assess the actuarial methodologies applied, with the assistance of our actuarial specialists, we compared management’s methods to those used in the industry for similar lines of business. To evaluate the significant assumptions used in the Company’s estimates, with the assistance of our actuarial specialists, our procedures included, among others, comparing the significant assumptions, such as incurred to ultimate loss ratios, and industry loss levels specifically for the catastrophe events and other large losses, expected trends in claims severity and frequency and expected duration of the respective claim’s development period, as well as reinsurance assumptions, to current industry benchmarks, compiled from information in the public domain, as well as those we have developed internally, from our experience with businesses in the same industry as the Company. Our procedures also included using the Company’s historical data to develop our own independent projections and a range of reserve estimates for selected classes of business. We compared our independent projections and range of reserve estimates to the Company’s recorded losses and loss adjustment expense reserves, both gross and net of reinsurance.
Valuation of privately–held investments
Description of the Matter	At December 31, 2023, the fair value of the Company’s privately-held investments totaled $475 million. The fair values are based on internally developed discounted cash flow models as discussed in Note 6 to the consolidated financial statements. The discount and dividend or interest rates used by management in the cash flow models are significant unobservable inputs, which create greater subjectivity when determining the fair value of these investments.

Auditing the fair value of the privately-held investments was challenging, due to the judgmental nature of the inputs and assumptions used, including discount, dividend, interest rates and timing of cash flows, as these were not directly observable in the market.
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
April 1, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Aspen Insurance Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited, before the retrospective presentation of earnings per share described in Note 13, the consolidated statements of operations and other comprehensive income, changes in shareholders’ equity, and cash flows of Aspen Insurance Holdings Limited and subsidiaries (the Company) for the year ended December 31, 2021, the related notes, and the related financial statement schedules I to V (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements, before the retrospective presentation of earnings per share described in Note 13, present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We were not engaged to audit, review, or apply any procedures to the Company’s retrospective presentation of earnings per share and the accompanying disclosures on earnings per share for the year ended December 31, 2021, as discussed in Note 13 to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such presentation has been properly applied. The presentation and disclosures of earnings per share were audited by other auditors.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
3. Exhibits:

Exhibit Number	Description
1.1	Certificate of Incorporation and Memorandum of Association (incorporated herein by reference to exhibit 3.1 to the Company’s 2003 Registration Statement on Form F-1 (Registration No. 333-110435))

1.2	Altered Memorandum of Association (incorporated herein by reference to exhibit 3.1 of the Company’s Current Report on Form 6-K filed on July 29, 2019)

1.3	Amended and Restated Bye-laws (incorporated herein by reference to exhibit 3.2 of the Company’s Current Report on Form 8-K filed on February 15, 2019)

2.1	Description of Securities, (incorporated herein by reference to exhibit 2.1 with the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed on April 20, 2023)

3.1
Indenture, dated August 16, 2004, between the Company and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to exhibit 4.3 to the Company’s 2004 Registration Statement on Form F-1 (Registration No. 333-119-314))

3.2
Third Supplemental Indenture, dated November 13, 2013, between the Company, as issuer, and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to exhibit 4.1 to the Company’s Current Report on Form 8-K filed on November 13, 2013)

3.3
Fourth Supplemental Indenture, dated June 27, 2019, between the Company and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to exhibit 4.1 to the Company’s Current Report on Form 8-K filed on June 28, 2019)

3.4
Form of Certificate of Designations of the Company’s 5.95% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares, dated May 2, 2013 (incorporated herein by reference to exhibit 3.1 to the Company’s Current Report on Form 8-K filed on May 2, 2013)

3.5
Specimen Certificate for the Company’s 5.95% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares (incorporated herein by reference to the form of which is in exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 2, 2013)

3.6
Form of Certificate of Designation of the Company’s 5.625% Perpetual Non-Cumulative Preference Shares, dated September 20, 2016 (incorporated herein by reference to exhibit 3.1 to the Company’s Current Report on Form 8-K filed on September 21, 2016)

3.7
Specimen Certificate for the Company’s 5.625% Perpetual Non-Cumulative Preference Shares (incorporated herein by reference to the form of which is in exhibit 4.1 to the Company’s Current Report on Form 8-K filed on September 21, 2016)

3.8
Form of Certificate of Designation for the Company’s 5.625% Perpetual Non-Cumulative Preference Shares represented by Depositary Shares, each such Depositary Share representing a 1/1000th interest in a 5.625% Perpetual Non-Cumulative Preference Share, dated August 13, 2019 (incorporated herein by reference to exhibit 4.1 to the Company’s Current Report on Form 6-K filed on August 13, 2019)

3.9
Form of Share Certificate evidencing the 5.625% Perpetual Non-Cumulative Preference Shares represented by Depositary Shares (incorporated herein by reference to exhibit 4.2 to the Company’s Current Report on Form 6-K filed on August 13, 2019)

3.10
Deposit Agreement dated as of August 13, 2019 among the Company, Computershare Inc. and Computershare Trust Company, N.A. (incorporated herein by reference to exhibit 4.3 to the Company’s Current Report on Form 6-K filed on August 13, 2019)

3.11	Form of Depositary Receipt (incorporated herein by reference to exhibit 4.4 to the Company’s Current Report on Form 6-K filed on August 13, 2019)

- i -

4.1
Agreement and Plan of Merger, dated as of August 27, 2018, by and among Aspen Insurance Holdings Limited, Highlands Holdings, Ltd, and Highlands Merger Sub, Ltd (incorporated herein by reference to exhibit 2.1 to the Current Report on Form 8-K filed on August 28, 2018)

4.2
Service Agreement, dated February 19, 2019, by and among Mark Cloutier, Aspen Insurance Holdings Limited and Aspen Bermuda Limited (incorporated herein by reference to exhibit 10.1 to the Company’s Form 10-K/A filed on April 29, 2019)*

4.3
Management Consulting Agreement, dated March 28, 2019, between Aspen Insurance Holdings Limited and Apollo Management Holdings, L.P. (incorporated herein by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 29, 2019)

4.4
Aspen Insurance U.S. Services Inc. Nonqualified Deferred Compensation Plan (incorporated herein by reference to exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2014, filed on May 1, 2014)*

4.5
Amended and Restated Aspen Insurance U.S. Services Inc. Nonqualified Deferred Compensation Plan (incorporated herein by reference to exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2014, filed on November 7, 2014)*

4.6
Third Amended and Restated Credit Agreement, dated as of December 1, 2021, among the Company, various subsidiaries therefor, various lenders and Barclays Bank plc, as administrative agent (incorporated herein by reference to exhibit 99.1 of the Company’s Current Report on Form 6-K, filed on December 2, 2021)

4.7
First Amendment to Third Amended and Restated Credit Agreement, dated as of January 6, 2023, among the Company, various subsidiaries therefor, various lenders and Barclays Bank, plc, as administrative agent, filed with this report

4.8
Second Amendment to Third Amended and Restated Credit Agreement, dated as of June 29, 2023, among the Company, various subsidiaries therefor, various lenders and Barclays Bank plc, as administrative agent,filed with this report

4.9
Amended and Restated Outsourcing Agreement, dated March 31, 2023, between Aspen Insurance UK Services Limited, Aspen Insurance U.S. Services, Inc., Aspen Bermuda Limited and Genpact (UK) Limited, filed with this report

4.10
First Amendment to the Outsourcing Agreement, dated December 20, 2023, between Aspen Insurance UK Services Limited, Aspen Insurance U.S. Services Inc., Aspen Bermuda Limited and Genpact (UK) Limited, filed with this report

4.11
Outsourcing Agreement, dated as of December 24, 2020, between Aspen Insurance UK Services Limited, Aspen Insurance U.S. Services Inc., Aspen Bermuda Limited and Cognizant Worldwide Limited, filed with this report

4.12
Amended and Restated Reinsurance Agreement, dated January 10, 2022, among the Company, various subsidiaries therefor, and Enstar Group Limited+, (incorporated herein by reference to exhibit 4.23 with the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed on April 20, 2023)

4.13
Master Services Agreement: ITO Services, dated May 27, 2022, between Aspen Insurance UK Services Limited and Mindtree Limited, (incorporated herein by reference to exhibit 4.24 with the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed on April 20, 2023)

4.14
Term Loan Credit Agreement, dated as of July 26, 2023, among Aspen Insurance Holdings Limited, the several lenders from time to time parties thereto, Citibank N.A. as administrative agent, and other parties thereto, filed with this report

4.15
First Amendment to the Term Loan Credit Agreement, dated as of December 18, 2023, among Aspen Insurance Holdings Limited, several banks and Citibank, N.A. as administrative agent that are parties hereto, filed with this report

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

13.1
Officer Certification of Mark Cloutier, Chief Executive Officer of Aspen Insurance Holdings Limited, and Christopher Coleman, Chief Financial Officer of Aspen Insurance Holdings Limited, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed with this report

15.1	Consent of Independent Registered Public Accounting Firm - KPMG LLP

- ii -

15.2	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP

97.1	Aspen Insurance Holding Limited’s Policy on Recoupment of Incentive Compensation, filed with this report

101
The following financial information from Aspen Insurance Holdings Limited’s annual report on Form 20-F for the year ended December 31, 2023 formatted in XBRL includes: (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations and Comprehensive Income; (iii) Consolidated Statements of Shareholders’ Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to the Audited Consolidated Financial Statements, tagged as blocks of text and in detail**

*    This exhibit is a management contract or compensatory plan or arrangement.
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
Date: April 1, 2024

iv