Form 20-F
period 2024-12-31
ASPEN INSURANCE HOLDINGS LTD
filed 2025-03-19
CIK 1267395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ____________________________________________________________
Form 20-F
___________________________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
141 Front Street, Hamilton, HM19, Bermuda Telephone: +1 441-295-8201, Email: mark.cloutier@aspen.co
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:
Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
5.625% Perpetual Non-Cumulative Preference Shares	AHL PRD	New York Stock Exchange
Depositary Shares, each representing a 1/1000th interest in a share of 5.625% Perpetual Non-Cumulative Preference Shares	AHL PRE	New York Stock Exchange
Depositary Shares, each representing a 1/1000th interest in a share of 7.00% Perpetual Non-Cumulative Preference Shares	AHL PRF	New York Stock Exchange
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
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes  ☐   No  ☒

ASPEN INSURANCE HOLDINGS LIMITED
FORM 20-F

EXPLANATORY NOTE
References in this Annual Report on Form 20-F (this “report”) to the “Company,” “Aspen,” the “Aspen Group,” “we,” “us” or “our” or similar refer to Aspen Insurance Holdings Limited (“Aspen Holdings”) or Aspen Holdings and its consolidated subsidiaries, as the context requires. Our principal operating subsidiaries are: Aspen Bermuda Limited (“Aspen Bermuda”), Aspen Specialty Insurance Company (“Aspen Specialty”), Aspen American Insurance Company (“AAIC”), Aspen Insurance UK Limited (“Aspen UK”) and Aspen Underwriting Limited (“AUL”) (as the sole corporate member of our Lloyd’s operations, Lloyd’s Syndicate 4711, which is managed by Aspen Managing Agency Limited (“AMAL”) (together, “Aspen Lloyd’s”)), each referred to herein as an “Operating Subsidiary” and collectively referred to as the “Operating Subsidiaries”. References to “Aspen Capital Markets” or “ACM” means our products offered to third-party investors that participate in alternative reinsurance markets, including through Peregrine Reinsurance Ltd (“Peregrine”), and related management entities, including Aspen Capital Management, Ltd. (“ACML”). ACM forms part of the Aspen Capital Partners (“ACP”) platform, in recognition of the synergies between ACM and the Company’s outwards reinsurance teams.
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
Since February 2019, the Company has been a wholly-owned subsidiary of Highlands Bermuda Holdco, Ltd. (“Parent”), which holds all of the Company’s ordinary shares. Parent, a Bermuda exempted company, is an affiliate of certain investment funds managed by affiliates of Apollo Global Management, Inc., a leading global investment manager (collectively with its subsidiaries, “Apollo”). The Company’s preference shares and depositary shares, as at the issuing of this report, are listed on the New York Stock Exchange (“NYSE”) under the following symbols: AHL PRD, AHL PRE and AHL PRF.

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
Introduction
As with any company which may have certain or all of its securities listed and publicly traded, investing in our securities carries risks. Our risk management strategy is designed to identify, measure, monitor and manage material risks which could adversely affect our financial condition and operating results. We have invested significant resources to develop and maintain appropriate risk management policies and procedures to implement this strategy. Nonetheless, the future business environment is intrinsically uncertain and difficult to forecast and, as a result, our risk management methods may not be successful. For more information on our risk management strategy, refer to Item 4, “Business Overview - Risk Management - Risk Management Strategy.”
Risks Related to Our Business
(Re)insurance Risks
We may be adversely affected by the occurrence of natural disasters, severe weather events and other catastrophe events, as well as outbreaks of pandemic or contagious diseases, and we could face unanticipated losses from war, terrorism and political unrest, cyber attacks, government action that is hostile to commercial interests and from sovereign, sub-sovereign and corporate defaults. These or other unanticipated losses could have a material adverse effect on our financial condition or operating results.
As part of our insurance and reinsurance operations, we assume substantial exposure to losses resulting from weather-related natural catastrophes, other natural disasters, severe weather events and other catastrophe events. Catastrophes can be caused by various unpredictable events, including, but not limited to, tropical storms, cyclones, hurricanes, winter storms, tornadoes, hailstorms, floods, wildfires, drought, pandemic or contagious disease, volcanic eruptions, earthquakes and tsunamis. For example, we have experienced exposure to Hurricane Helene, Hurricane Milton and the Dubai and German floods in 2024, the California wildfires in early 2025 and other weather-related events.
In particular, on October 10, 2024, a large storm system (Hurricane Milton) made landfall in Florida and caused substantial wind damage over a wide area. Based solely on our modeled loss projections, industry loss estimates and exposure analysis as of the date of this filing, our preliminary assessment of pre-tax losses associated with Hurricane Milton is expected to be between $40 million and $60 million, net of outwards reinsurance and reinstatement premiums. Our actual losses from Hurricane Milton may differ materially from this preliminary estimate due to limitations in one or more of the models and because, as a recent large storm event, this preliminary estimate is not based on actual terms and conditions of individual treaties and policies expected to be impacted, future loss information expected to follow from clients and brokers, further market intelligence, or any loss reports. The final settlement of claims associated with Hurricane Milton is likely to take place over a considerable period of time and there can be no assurance that our actual losses will not exceed our estimates.
Additionally, the California wildfires that commenced in January 2025 have led to a range of publicly available industry insured loss estimates in the range of $35 billion to $45 billion. Based solely on our modeled loss projections, industry loss estimates and exposure analysis as of the date of this filing, our preliminary assessment of pre-tax losses associated with the California wildfires is expected to be between $50 million and $75 million, net of outwards reinsurance and reinstatement premiums. Our actual losses from the California wildfires may differ materially from this preliminary estimate due to limitations in one or more of the models and because, as a recent large catastrophe event, this preliminary estimate is not based on actual terms and conditions of individual treaties and policies expected to be impacted, future loss information expected to follow from clients and brokers, further market intelligence, or any loss reports. The final settlement of claims associated with the California wildfires is likely to take place over a considerable period of time and there can be no assurance that our actual losses will not exceed our estimates.

Catastrophes can also be man-made such as acts of war, acts of terrorism and other intentionally destructive acts, including those involving nuclear, biological, chemical or radiological events, cyber-attacks, explosions, infrastructure failures and losses resulting from political instability, government action that is hostile to commercial interests and sovereign, sub-sovereign and corporate defaults. For example, we have experienced exposure to the Russia/Ukraine war and the collapse of the Francis Scott Key Bridge. In addition, though the current and ongoing conflict in Israel and Gaza has not materially impacted our business to date, it, or a similar conflict in the future, has the potential to escalate into an event which could impact our cash flows and results of operations, as well as the insurance and reinsurance industry generally.
Terrorist events could generate greater awareness of the risks multinational corporations face in conflict-prone regions. We closely monitor the amount and types of coverage we provide for terrorism risk under insurance policies and reinsurance treaties. Even in cases where we have deliberately sought to exclude such coverage, there can be no assurance that a court or arbitration panel will interpret policy language or issue a ruling favorable to us. Accordingly, we may not be able to eliminate our exposure to terrorist events and there remains a risk that our reserves will not be adequate to cover such losses should they materialize. Notably, the Terrorism Risk Insurance Program Reauthorization Act of 2019 (the “TRIA Reauthorization”) does not provide coverage for reinsurance losses. In addition, we have limited terrorism coverage for exposure to catastrophe losses related to acts of terrorism in the reinsurance that we purchase. Although the TRIA Reauthorization provides benefits in the event of certain acts of terrorism occurring in the United States, those benefits are subject to a deductible and other limitations.
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
The incidence, severity and magnitude of catastrophes are inherently unpredictable and our losses from such catastrophes have been and can be substantial, and it may be difficult to estimate the amount of loss such an occurrence may generate, including as against preliminary loss estimates. Actual losses from catastrophes may differ materially from preliminary estimates due to limitations in one or more of the applicable models, or because preliminary estimates may not be based on actual terms and conditions of individual treaties and policies expected to be impacted, future loss information expected to follow from clients and brokers, further market intelligence, or any loss reports. In addition, claim payments for catastrophes may take place over a considerable period of time and there can be no assurance that actual losses will not exceed our estimates.
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
Although we attempt to manage our exposure, including the accumulation of risk exposures, to such events through a multitude of approaches (including geographic diversification, geographic limits, individual policy limits, exclusions or limitations from coverage, purchase of reinsurance, modelling techniques, expansion of supportive collateralized capacity and adherence to Group-level risk tolerance criteria and key risk limits), the availability of these management tools may be dependent on market factors and, to the extent available, may not respond in the way that we expect. In addition, a single catastrophic event could affect multiple geographic zones or the frequency or severity of catastrophic events could exceed our estimates. As a result, the occurrence of one or more catastrophic events or an unusual frequency of smaller events has resulted in, and may in the future result in, substantial volatility in, and may materially adversely affect, our business, financial condition or operating results.

As of January 1, 2025, Aspen’s worldwide estimated net Probable Maximum Losses (“PML”) exposures (net of retrocession and reinstatement premiums) with modelled 1 in 100 year and 1 in 250 year occurrence were $242.2 million and $329.9 million, respectively.
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
A substantial portion of our property coverages may be adversely impacted by climate change. Large-scale climate change could also increase both the frequency and severity of natural catastrophes and our loss costs associated with property damage and business interruption due to storms, floods, wildfires and other weather-related events. In addition, global climate change could impair our ability to predict the costs associated with future weather events. We cannot predict with certainty the frequency or severity of hurricanes, tropical cyclones, wildfires or other natural catastrophes, and our risk assessments may not accurately reflect shifting environmental and climate related risks. Unanticipated factors could lead to additional insured losses that exceed our current estimates, resulting in disruptions to or adverse impacts on our business, the market, or our clients. Further, some of our investments or other managed investment portfolios, could also be adversely impacted by climate change and may ultimately impact our asset-liability management practices.
While we have invested heavily and introduced procedures to understand the influence of climate change, such as scenario analysis and the ongoing review of assumptions in pricing models and risk selection, given the scientific uncertainty of predicting the effect of climate cycles and global climate change on the frequency and severity of natural catastrophes and the lack of adequate predictive tools, we may not be able to adequately model the associated exposures and potential losses in connection with such catastrophes, or the accumulation, aggregation or causation of such events, which could have a material adverse effect on our business, financial condition or operating results.
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
In addition, global climate change could give rise to new environmental liability claims in the energy, manufacturing and other industries we serve. For example, a single catastrophic event could affect multiple geographic zones in unprecedented ways or the frequency or severity of such events could exceed our estimates, driving loss costs higher than we could have predicted.
In addition to exposure to the physical risks of climate change, there are transition risks associated with climate change that could impact our business and investment portfolio. Transition risks arise from the process of adjustment towards a low-carbon economy, including from the proliferation of governmental and regulatory scrutiny related to climate change and greenhouse gases and other factors, including international, federal, state, and local regulations, scrutiny, and enforcement and societal changes. A range of factors influence this adjustment, including climate-related developments in policy and regulation, the emergence of disruptive technology or business models, shifting sentiment and societal preferences, or evolving evidence, frameworks and legal interpretations. Climate change could also give rise to new environmental liability claims in the energy, manufacturing and other industries we insure, as those that have suffered losses seek compensation.
Additionally, demand and supply of insurance and reinsurance coverage could be negatively impacted to the extent that carbon-intensive businesses are impacted by this transition, and certain claims and losses related to those industries could increase, either of which could have a material negative effect on our business and results of operations.

More broadly, ESG and sustainability matters have become major topics that encompass a wide range of issues, including climate change and other environmental risks, and the potential negative impacts of climate change have led and will continue to lead to new regulatory responses. We are subject to complex and changing laws, regulations and increasingly divided / or polarizing public policy debates relating to climate change, including differences, and increasingly, potential conflicts in policy perspective across the jurisdictions within which we operate, which are difficult to predict and quantify, and may have an adverse impact on our business. Changes in regulations relating to climate change (including the slowing, stopping, changing or reversal of such regulations), or our own leadership decisions implemented as a result of assessing the impact of climate change (or associated regulatory obligations) on our business may result in an increase in the cost of doing business or a decrease in premiums. For further information, see “—Strategic Risks—Increasing scrutiny and evolving expectations from investors, customers, regulators, policymakers and other stakeholders regarding environmental, social and governance matters may adversely affect our reputation or otherwise adversely impact our business and results of operations.”
The effects of emerging claim and coverage issues in our business and social inflation are uncertain.
As industry practices and legislative, regulatory, judicial, socio-economic, financial, technological and other environmental conditions change, unexpected and unintended issues related to claims liabilities and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the frequency and severity of claims. Moreover, legislative, regulatory, judicial or social influences may impose new obligations on insurers or reinsurers in connection with climate change that extend coverage beyond the intended contractual obligations, or result in an increase in the frequency or severity of claims beyond expected levels, as described in “—Global climate change, as well as increasing laws, regulation and litigation in the area of climate change, may have an adverse effect on our results of operations, financial condition or liquidity.”
In addition, increasing fraud and abuses at the primary claims level, as well as social inflation, including increased litigation, expanded theories of liability and rising settlement amounts and jury awards, have affected our reserving practices and loss exposures, and these trends may continue. In some instances, these changes may not become apparent until after we have issued insurance or reinsurance contracts that are affected by the changes. We regularly review the impact of these trends on loss reserves for notified claims to ensure our reserved position aligns to the latest information. In addition, actual losses may vary materially from the current estimate of losses based on a number of factors, as described elsewhere in these risk factors. As a result, the full extent of liability under our insurance or reinsurance contracts may not be known for many years after issuance.
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
We authorize managing general agents, general agents and other producers to write business or deal with claims on our behalf within underwriting authorities we prescribe. We rely on the underwriting controls of these agents and producers to write business within the underwriting authorities we provide. While we perform due diligence prior to entering into these arrangements, if we do not perform the appropriate level of due diligence or if we fail to confirm that the agents have adequate knowledge of the underwriting process and relevant regulations, we could face significant losses, which could have an adverse effect on our business, financial condition and operating results. In addition, although we monitor our underwriting on an ongoing basis, our monitoring efforts may not be adequate and our agents and producers may exceed their underwriting authorities or otherwise breach obligations owed to us. There is also the risk that we may be held responsible for obligations that arise from the acts or omissions of third parties if they are deemed to have acted on our behalf. In addition, our agents, producers, insureds or other third parties may commit fraud or otherwise breach their obligation to us. To the extent that our agents, producers, insureds or other third parties exceed their authorities, commit fraud, breach obligations owed to us or otherwise fail to comply with applicable laws and regulations (including but not limited to economic and trade sanctions, anti-bribery and anti-corruption laws and anti-money laundering laws), our regulatory standing, our operating results and financial condition may be materially adversely affected.
Our reliance on third-party assessment and pricing of individual risk extends to our reinsurance treaty and subscription-based business. Similar to other reinsurers, we do not separately evaluate each of the individual risks assumed under most reinsurance treaties. We are therefore largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that the ceding companies may not have adequately evaluated the risks to be reinsured and that the premiums ceded to us may not adequately compensate us for the risks we assume and the losses we may incur. As a result of this reliance on ceding companies and “lead” markets for subscription business (where pricing and terms may be set by other insurance or reinsurance participants where Aspen adopts a “follow” position), our operating results and financial condition may be materially adversely affected.

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
In January 2022, Aspen Holdings and certain of its subsidiaries entered into the LPT with a subsidiary of Enstar. See “Additional Information—Material Contracts——Loss Portfolio Transfer (“LPT”) Agreement” for additional information. The LPT represents a repositioning of the adverse development cover previously entered into between the Company and Enstar in March 2020. The LPT transaction successfully closed in May 2022. The nature and structure of the LPT present certain risks to us, including risks related to claims, marketing, credit and reserving, as well as general management risks and the risk of differences in interpretation between the parties of the availability, scope and terms of coverage, all or any of which may have an uncertain impact across multiple operational functions and on our business generally.
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
Our operating results and financial condition depend on our ability to accurately assess the potential losses associated with the risks that we (re)insure. While we believe that our loss reserves as of December 31, 2024 are adequate, establishing an appropriate level of loss reserves is an inherently uncertain process and requires a considerable amount of judgment. There are many factors that would cause our reserves to increase or decrease, which include, but are not limited to, changes in claim severity, changes in the expected level of reported claims, judicial action changing the scope and/or liability of coverage, changes in the legislative, regulatory, social and economic environment and unexpected changes in loss inflation. To the extent actual claims exceed our expectations, we will be required to recognize the less favorable experience immediately which could cause a material increase in our provisions for liabilities and a reduction in our profitability, including operating losses and reduction of capital.

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
While we believe that our historical experience is capable of providing us with meaningful actuarial indications, estimates and judgments for new (re)insurance lines of business are more difficult to make than those made for more mature lines of business because we have more limited historical information through December 31, 2024. A significant portion of our current loss reserves is in respect of incurred but not reported (“IBNR”) reserves. This IBNR reserve is based almost entirely on estimates involving actuarial and statistical projections of our expectations of the ultimate loss and claims handling expenses. In addition to limited historical information for certain lines of business, we utilize actuarial models as well as historical insurance industry loss development patterns to establish loss reserves. Accordingly, actual claims and claim expenses paid may deviate, perhaps substantially, from our reserve estimates, which could materially adversely affect our financial results.
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
We may be adversely impacted by economic or social inflation.
Our underwriting results, loss reserves and investment income, like those of other (re)insurers, are susceptible to the effects of economic inflation because premiums are established before the ultimate amounts of losses and loss expenses are known. Although we consider the potential effects of economic inflation when setting premium rates, premiums may not properly contemplate the effects of inflation and thereby essentially result in underpricing the risks we insure and reinsure. Loss reserves include assumptions about future payments for settlement of claims and claims-handling expenses, such as the cost of replacing property, associated labor costs and litigation costs for the property business we write. To the extent inflation causes costs to increase above loss reserves established for claims, we will be required to increase loss reserves with a corresponding reduction in net income in the period in which the deficiency is identified, which may have a material adverse effect on our underwriting results or financial condition. Unanticipated higher inflation could also lead to higher interest rates, which would negatively impact the value of our fixed income securities and potentially other investments.
Since 2022, economic inflation reached and has remained unusually high in many parts of the world, and central banks in the United States and other countries aggressively raised interest rates to counter inflation by slowing economic activity; however, the U.S. Federal Open Market Committee lowered its benchmark overnight borrowing rate over the course of 2024 and there have been signs of easing economic inflation. The long-term impact of ongoing monetary policy actions on financial markets and the real economy is still uncertain. Uncertainty and market turmoil has affected and may in the future affect, among other aspects of our business, the demand for and claims made under our products, the ability of customers, counterparties and others to establish or maintain their relationships with us, our ability to access and efficiently use internal and external capital resources and our investment performance and portfolio.
In addition, steps taken by central banks to control inflation and/or governments to stabilize financial markets and improve economic conditions may be ineffective, and actual or anticipated efforts to continue to unwind some of such steps could disrupt financial markets and/or could adversely impact the value of our investment portfolio. Any further increases in interest rates could decrease unrealized gains or increase unrealized losses on our debt securities portfolio. Higher inflation could lead to even higher interest rates, which would negatively impact the value of our existing fixed income or other investments.

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
We invest the net premiums we receive until such time as we pay out losses and/or until they are made available for distribution to ordinary and preferred shareholders, pay interest on or redeem debt and preferred shares, or otherwise use such net premiums for general corporate purposes. Investment income comprises a substantial portion of our Group income. We therefore are exposed to significant financial and capital market risks, including changes in interest rates, credit spreads, credit defaults, foreign exchange rates, market volatility impacting the valuation of our investments, the performance of the economy in general, and other factors outside our control. The impact of geopolitical tension, such as a deterioration in the bilateral relationship between the United States and China or an escalated or prolonged conflict between Russia and Ukraine, or within the Middle East, including any resulting sanctions, export controls or other restrictive actions that may be imposed by the United States and/or other countries against governmental or other entities in, for example, Russia, also could lead to disruption, instability and volatility in the global markets, which may have an impact on our investments across negatively impacted sectors or geographies.
A significant portion of our investments could be influenced by changes in interest rates across a number of geographies. Interest rates are highly sensitive to many factors, including fiscal and monetary policies of major economies, inflation, economic and political conditions and other factors outside our control. Changes in interest rates can negatively affect net investment income in that, in a declining interest rate environment, investments in fixed maturities and short-term investments (fixed maturity portfolio) would earn interest income at lower rates. In a declining interest rate environment, the market value of our fixed income portfolio would increase. However, in a rising interest rate environment, the market value of our fixed income portfolio will decline, which we experienced in 2022 and 2023. Furthermore, depending on our liquidity needs and investment strategy, we may liquidate investments prior to maturity at a loss in order to cover liabilities as they become due or to invest in other investment opportunities that have better expected longer term profitability.
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
Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Such events could include the failure of financial institutions or adverse developments affecting the Lloyd’s market.
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
Our business may be adversely impacted by these developments in ways that we cannot predict at this time, and we cannot guarantee that we will be able to avoid negative consequences directly or indirectly from any failure of one or more banks or other financial institutions. Any of the foregoing could have a material adverse effect on our business, financial condition, liquidity and results of operations. In addition, the foregoing may have the effect of triggering or intensifying many of the risks described elsewhere in this “Risk Factors” section.
Our investments in private, secured commercial mortgage loans (“CML”) and private, secured middle market loans (“MML”) are subject to credit risk, market risk, servicing risk, loss from catastrophic events and other risks, which could diminish the value that we obtain from such investments.
As of December 31, 2024, $140.7 million of our total invested assets were invested in private, secured CMLs, and in private, secured MMLs and other private debt. Defaults by borrowers in the payment or performance of their obligations underlying these assets could reduce our investment income and realized investment gains or result in the recognition of investment losses. For example, the value of our real estate-related loans depends in part on the financial condition of the borrowers, the value of the real properties underlying the mortgages and, for commercial properties, the financial condition of the tenants of the properties underlying those mortgages, as well as general and specific economic trends affecting the overall default rate. Certain of these borrowers have in the past, and may in the future, experience financial difficulties or such investments could require workouts or restructurings, which, in either case, could: (1) impact the value of our investments in such CMLs or MMLs, which impact could be significant; or (2) adversely affect our business, operating results or financial condition. An unexpectedly high rate of default on CMLs and/or MMLs may limit substantially the ability of the borrower or issuer of such securities to make payments to the loan holders, reducing the value of those loans or securities. As with all investments, such CMLs or MMLs may be subject also to third-party litigation risk, to which a member of the Aspen Group may be named as a party from time to time.
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

For more information on our CML and MML investments, which we also refer to as “privately-held investments,” refer to “Note 4—Investments” to our audited consolidated financial statements.
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
We also invest in CLOs and control over the CLOs in which we invest is exercised through collateral managers, who may take actions that could adversely affect our interests, and we may not have the right to direct collateral management. There may also be less information available to us regarding the underlying debt instruments held by CLOs than if we had invested directly in the debt of the underlying companies. Our investments in CLOs are also subject to liquidity risk as there is a less liquid market for CLOs (when compared, by way of illustration, to U.S. Government Treasuries). Accordingly, we may suffer unrealized depreciation and could incur realized losses in connection with the sale of our CLO investments.
Volatility and uncertainty in general economic conditions and in financial and mortgage markets could adversely impact our business prospects, operating results, financial position and liquidity.
Since 2022, due to significant inflation, the rapid and strong rise in interest rates, and ongoing uncertainty with respect thereto, the possibility of a recession, ongoing uncertainty as to the emergence of potential new COVID-19 variants and other global macroeconomic and geopolitical tensions, global financial markets have been characterized by volatility and uncertainty. Unfavorable economic conditions could increase our funding costs, limit our access to the capital markets or make credit harder to obtain. Uncertainties in the financial and mortgage markets may also affect our counterparties which could adversely affect their ability to meet their obligations to us.
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
Such matters may have the effect of triggering or intensifying many of the risks described elsewhere in this “Risk Factors” section.

The determination of the amount of allowances and impairments taken on our investments is highly subjective and could materially impact our operating results or financial position.
We perform a detailed analysis each reporting period end to assess movements in the fair values of available for sale debt securities in accordance with applicable accounting guidance regarding the recognition and presentation of current expected losses. The process of determining an allowance for available for sale securities requires judgment and involves analyzing many factors. For additional information regarding this process, and the changes to the applicable accounting policies, refer to “Note 2(c)—“Basis of Presentation and Significant Accounting Policies —Accounting for Investments, Cash and Cash Equivalents”, and “Note 2(m) —“Basis of Presentation and Significant Accounting Policies —Accounting Pronouncements” to our audited consolidated financial statements. Assessing the accuracy of the allowances reflected in our financial statements is inherently uncertain given the subjective nature of the process. Furthermore, additional impairments may need to be taken or allowances provided in the future with respect to events that may impact specific investments. While our current allowance is not material, the current allowance may not be indicative of future impairments or allowances. Thus, future material impairments themselves or any error in accurately accounting for them may have a material adverse effect on our financial condition or results of operations.
Our financial condition or operating results may be adversely affected by currency fluctuations that we may not be effective at mitigating.
Our reporting currency is the U.S. dollar. However, a significant portion of our operations is conducted outside the United States in a variety of foreign (non-U.S.) currencies. Accordingly, we are subject to legal, economic and market risks associated with devaluations and fluctuations in currency exchange rates. Our assets and liabilities denominated in foreign currencies are therefore exposed to changes in currency exchange rates, which may be material. The principal currencies creating foreign exchange risk are the British Pound, the Euro, the Swiss Franc, the Australian Dollar, the Canadian Dollar and the Singapore Dollar. At December 31, 2024, 25.2% of gross written premiums were denominated in non-U.S. currencies. We employ various strategies, including the use of foreign exchange forward contracts and other derivative financial instruments, to manage our exposure to foreign currency exchange risk. To the extent that these exposures are not fully offset or hedged, or the hedges are ineffective at mitigating adverse effects, our financial results and condition may be negatively impacted by fluctuations in foreign currency exchange rates.
Credit Risks
Our operating results may be adversely affected by the failure of policyholders, brokers or other intermediaries or reinsurers to honor their payment obligations.
In accordance with industry practice, we generally pay amounts owed on claims under our insurance and reinsurance contracts to brokers, coverholders, agents or other third parties and these parties, in turn, pay these amounts to the policyholders that purchased insurance and reinsurance from us. In some jurisdictions where we write a significant amount of business, if such a third party fails to make such a payment it is highly likely that we will be liable to the policyholder for the deficiency because of local laws or contractual obligations. Likewise, when the policyholder pays premiums for policies to such third parties for payment to us, these premiums are generally considered to have been paid and, in most cases, the policyholder will no longer be liable to us for those amounts whether or not we have actually received the premiums. Consequently, we assume a degree of credit risk associated with brokers and other agents or representatives with respect to most of our (re)insurance business.
In addition, bankruptcy, liquidity problems, distressed financial conditions, sanctions or the general effects of economic recession may increase the risk that policyholders may not pay a part of, or the full amount of, premiums owed to us despite an obligation to do so. The terms of our contracts or local law may not permit us to cancel our insurance even if we have not received payment. If non-payment becomes widespread, whether as a result of bankruptcy, lack of liquidity, adverse economic conditions, operational failure, delay due to litigation, bad faith and fraud or other events, it could have a material adverse impact on our business and operating results.
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
Insurance and reinsurance markets are highly competitive. We compete on an international and regional basis with major U.S., Bermuda, European and other international (re)insurers and underwriting consortia and syndicates, including syndicates at Lloyd's, some of which have greater financial, marketing and management resources than we do. We also compete with new companies that continue to be formed to enter the (re)insurance markets. In addition, capital market participants have created alternative products that are intended to compete with reinsurance products. Until recently, new and alternative capital inflows in the (re)insurance market and the retention by cedants of more business had caused an excess supply of (re)insurance capital and may again in the future. We have sought to address this risk by developing our own capital markets capability through ACM. See further information on associated risks described elsewhere in this “Risk Factors” section, including “—We are exposed to risks in connection with our management of alternative reinsurance platforms on behalf of investors in any entities ACM manages or could manage in the future.”
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
The S&P financial strength and issuer credit ratings of Aspen Bermuda, AAIC and Aspen UK are “A-” (Strong), while the long-term issuer credit rating of Aspen Holdings is “BBB.” On March 4, 2025, S&P affirmed the issuer credit ratings of Aspen Holdings, Aspen Bermuda, AAIC and Aspen UK. The outlook assigned to all these ratings is stable. Aspen Specialty is not currently rated by S&P and has a financial strength rating of “A” (Excellent) by A.M. Best with a stable outlook. On April 30, 2021, A.M. Best affirmed the financial strength rating of “A” (Excellent) for Aspen Bermuda, Aspen UK, Aspen Specialty and AAIC and upgraded its outlook to stable from negative, and both the rating and outlook were affirmed on July 12, 2024. Aspen Lloyd’s benefits from the Lloyd’s market financial strength rating of “A+” (Superior) with a stable outlook by A.M. Best and “AA-” (Very Strong) with a stable outlook by S&P.
The ratings of our Operating Subsidiaries are subject to periodic review by, and may be placed on credit watch, revised downward or revoked at the sole discretion of, A.M. Best or S&P. For more information, see “Business—Ratings.” These ratings are intended to measure a company’s ability to repay its obligations and are based upon criteria established by the rating agencies. Ratings may be solicited or unsolicited.

Previously, S&P issued a rating to Highlands Holdings Bond Issuer, Ltd. and Highlands Holdings Bond Co-Issuer, Inc. (the “Issuers”), each of which was an affiliate of Highlands Bermuda Holdco, Ltd., in relation to the $500 million aggregate principal amount of 7.625% / 8.375% Senior Secured PIK Toggle Notes due 2025 (the “Notes”). In October 2024, funds managed by Apollo entered into two private loan facilities incurring an aggregate of $540.0 million in indebtedness and used the proceeds from such facilities to finance the redemption of the Notes ahead of the maturity date (the “Private Facility”). S&P confirmed that it takes into consideration the Private Facility in its leverage and coverage calculations of the Company, which aligns with S&P’s prior treatment of the Notes. In addition, S&P expects us to maintain capital adequacy above the extreme stress scenario (99.99% confidence level) under the S&P capital model to maintain the “A-” rating of Aspen Bermuda, AAIC and Aspen UK. Should we experience weaker-than-expected underwriting performance, should our capital adequacy position decline and remain below the extreme stress scenario (99.99% confidence level) for a prolonged period, should our financial leverage materially increase or liquidity materially decrease, among other factors, we may be required to maintain a greater amount of capital in order to maintain our existing ratings or become subject to a ratings downgrade.
The rating agencies with whom we maintain an interactive rating relationship for the purposes of the solicited ratings, currently A.M. Best and S&P, continuously evaluate us to confirm that we continue to meet the criteria of the rating assigned to us. Our ratings may be revised downward or revoked at the sole discretion of the rating agencies at any time. The financial strength ratings assigned by rating agencies to insurance or reinsurance companies are based upon factors relevant to cedants, which include factors not entirely within our control, including factors impacting the financial services, insurance and reinsurance industries generally. Financial strength ratings by rating agencies are not ratings of securities or recommendations to buy, hold or sell any security, including our ordinary shares.
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
ESG encompasses a wide range of issues, including climate change and other environmental and social risks, and failure to communicate a clear strategy to manage these risks and/or lacking progress on the implementation of a comprehensive climate risk management framework may pose reputational or litigation risks. Internal and external stakeholders, including regulators and investors, have placed increased and rapidly evolving importance on how we are addressing ESG issues. Reputational risks develop through the insurance coverage provided, or not provided, to policyholders that conduct business activities with negative impacts on the climate or from investments held in certain industries, or via Aspen’s operations and internal programs, directly or via third parties that provide services for us. Regulators and lawmakers have adopted and may continue to adopt ESG-related laws, rules and guidance, which may conflict with one another and impose additional costs and operational burdens on us. A lack of harmonization globally and within jurisdictions in relation to ESG legal and regulatory reform leads to a risk of fragmentation in group level priorities as a result of the different pace and type of sustainability transition across global jurisdictions. This may create conflicts across our global business which could risk inhibiting our future implementation of, and compliance with, rapidly developing ESG standards and requirements, and potentially pose litigation, investigation and/or reputational risks. While we have procedures to monitor regulatory change, it is not possible to predict the impact of such regulatory or legislative changes, and such changes may affect the way we conduct our business and manage our capital and risk profile, which in turn could affect our results of operations, financial condition and liquidity. If we are unable to meet targets, standards, or expectations, whether established by us or third parties, it could result in adverse publicity, reputational harm, or loss of customer and/or investor confidence, which could adversely affect our business and results of operations. For further information, see “—Risks Related to Our Business—Global climate change, as well as increasing laws, regulation and litigation in the area of climate change, may have an adverse effect on our results of operations, financial condition or liquidity.”
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
We market our (re)insurance worldwide primarily through (re)insurance brokers and derive a significant portion of our business from a limited number of brokers. For the twelve months ended December 31, 2024, three brokers, Marsh & McLennan Companies, Inc., Aon Corporation and Arthur J. Gallagher, accounted for 32.4%, 25.1% and 16.3%, respectively, of our reinsurance gross written premiums.

In our insurance business, ten brokers collectively accounted for 61.3% of our gross written premiums for the twelve months ended December 31, 2024. The top three brokers out of these ten were Arthur J. Gallagher, Marsh & McLennan Companies, Inc. and Aon Corporation accounting for 11.0%, 10.5% and 9.9% of such gross written premiums, respectively, for the twelve months ended December 31, 2024. Refer to “Business Overview—Business Distribution” below for our principal brokers by segment. Our relationships with our brokers and agents are based on the quality of our underwriting and claim services, as well as our financial strength ratings. Any deterioration in these factors could result in the brokers advising our clients to place their business with other (re)insurers. In addition, these brokers and agents also have, or may in the future acquire, ownership interests in insurance and reinsurance companies that may compete with us and these brokers may favor their own (re)insurers over other companies. Loss of all or a substantial portion of the business provided by one or more of these brokers could have a material adverse impact on our business and results of operations.
In addition, there has been a trend of increased consolidation of agents and brokers and of agents and brokers strategically reducing the numbers of insurers with which they do business to gain efficiency for their placement efforts. As we distribute most of our products through agents and brokers, consolidation could impact our ability to access business and our relationships with, and fees paid to, agents and brokers. In the Lloyd’s market, independent London wholesalers continue to be acquired by larger global brokers, which may result in enhanced market power for these larger brokers in placing (re)insurance. In the U.S. market, larger regional retailers are also being acquired by the larger global brokers. Consolidation of distributors may also increase the likelihood that distributors will try to renegotiate the terms of existing selling agreements to terms less favorable to us. As brokers merge with or acquire each other, any resulting failure or inability of brokers to market our products successfully, or the loss of a substantial portion of the business sourced by one or more of our key brokers, could have a material adverse effect on our business and results of operations.
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
•respond to competitive pressures;
•service our debt; and
•meet capital requirements.
To the extent our funds are insufficient or unavailable to fund future operating requirements or cover claims losses, whether due to regulatory or contractual restrictions (such as to pay additional or callable contributions to the Lloyd’s central fund), underwriting or investment losses or otherwise, we may need to raise additional funds through corporate finance transactions or curtail our growth and reduce our liabilities. Any such financing, if available at all, may be on terms that are not favorable to us. Additionally, in a rising interest rate environment, such financing may result in a higher cost of capital. Our ability to raise such capital successfully would depend upon the facts and circumstances at the time, including our financial position and operating results, market conditions and applicable regulatory filings and legal issues. If we cannot obtain adequate capital on favorable terms, or obtain it at all, our business, financial condition and operating results could be adversely affected. Furthermore, financial markets have experienced extreme volatility and disruption due in part to financial stresses affecting the liquidity of the banking system and the financial markets generally. These circumstances have reduced access to the public and private equity and debt markets at such times.
In addition, we may not achieve the desired regulatory capital treatment for any potential issuance of debt or equity securities due to changing solvency capital eligibility requirements under the Bermuda Insurance (Group Supervision) Rules 2011, as amended from time to time (the “Group Supervision Rules”) to which we are subject. For these instruments to continue to receive the intended regulatory capital treatment, their terms must reflect the criteria contained in the Group Supervision Rules and any amendments thereto. If the BMA applies any changes to the Group Supervision Rules governing eligible capital such that our outstanding Preference Shares or other securities we may issue in the future no longer receive their intended capital treatment under the Group Supervision Rules, we may be unable to maintain adequate regulatory capital. If we cannot obtain adequate capital or credit, our business, results of operations and financial condition could be adversely affected by, among other things, our inability to finance future acquisitions.
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
Regulatory Risks
Political, regulatory, governmental and industry initiatives, and the inability of third parties with whom we do business to appropriately manage their risks, may have a material adverse effect on our business, financial condition, results of operations, liquidity, cash flows and prospects.
Certain of the laws and regulations to which our Operating Subsidiaries are subject are summarized under “Certain Regulatory Considerations.” Changes in the laws and regulations relevant to our business may have a material adverse effect on our business, financial condition, results of operations, liquidity, cash flows and prospects. The laws and regulations of the jurisdictions in which our insurance and reinsurance subsidiaries are domiciled require, among other things, maintenance of minimum levels of statutory capital, surplus, and liquidity; various solvency standards; and periodic examinations of subsidiaries’ financial condition. In some jurisdictions, laws and regulations also restrict payments of dividends and reductions of capital and require prior approval in connection with a potential acquisition or change of control. Applicable statutes, regulations, and policies may also restrict the ability of these subsidiaries to write insurance and reinsurance policies, to make certain investments, and to distribute funds. In addition, as industry practices and legislative, regulatory, judicial, social, financial, technological and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the frequency and severity of claims. In some instances, these changes may not become apparent until after we have issued insurance or reinsurance contracts that are affected by the changes.
Some of these authorities regularly consider enhanced or new regulatory requirements intended to prevent future crises or otherwise assure the stability of institutions under their supervision. These authorities may also seek to exercise their supervisory authority in new and more robust ways, and new regulators could become authorized to oversee parts of our business. The purpose of insurance laws and regulations generally is to protect policyholders and ceding insurance companies, not our shareholders or other security holders. Failure to comply with or obtain appropriate authorizations and/or exemptions under any applicable laws and regulations could result in restrictions on our ability to do business or undertake activities that are regulated in one or more of the jurisdictions in which we conduct business and could subject us to fines, other sanctions and reputational injury.
It is not possible to predict all future impacts of political, regulatory, governmental or industry changes but they could affect the way we conduct our business and manage our capital, and may require us to satisfy increased capital requirements or to incur additional expenses, any of which, in turn, could affect our results of operations, financial condition and liquidity. Additionally, changes in regulations may result in discrepancies or conflicts among the jurisdictions in which we operate, which may increase our compliance burdens and costs, and new or changing laws, tariffs on services or goods or other protectionist measures may adversely impact our operational and compliance costs. With respect to tariffs, it is unclear how recently-announced tariffs and tariff disputes may impact our business, but there may be a ripple effect on how these impact certain industries which we support through the provision of our insurance and reinsurance products. Sustained escalation of tariff setting and tariff disputes has the potential to result in a global economic slowdown. We cannot predict the impact of these actions on our business and results of operations.
The foreign and U.S. federal and state laws and regulations that are applicable to our operations, including those at Lloyd’s are complex and may increase the costs of regulatory compliance or subject our business to the possibility of regulatory actions or proceedings. In addition to insurance and financial industry regulations, our activities are also subject to relevant economic and trade sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant sanctions authorities, as well as money laundering regulations, and anti-corruption laws including but not limited to, the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010, which may increase the costs of regulatory compliance, limit or restrict our ability to do business or engage in certain regulated activities, or subject us to the possibility of regulatory actions, proceedings and fines.

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
In response to changes to U.S. credit for reinsurance rules arising from the 2017 Covered Agreement between the United States and European Union (“E.U.”) and the 2018 Covered Agreement between the United States and the United Kingdom, Aspen Bermuda has obtained reciprocal jurisdiction reinsurer status with Texas as its lead state. Reinsurers licensed in reciprocal jurisdictions (which include the United Kingdom, E.U. member states, Bermuda, Japan and Switzerland) are not required to post reinsurance collateral to U.S. cedants if approved as reciprocal jurisdiction reinsurers in the cedant’s U.S. state of domicile. With its approval from Texas, Aspen Bermuda was able to facilitate passporting applications in additional U.S. states throughout 2022, with renewal of the same for all U.S. states now operationalized and embedded. “Passporting” refers to the process under which a U.S. state has the discretion to defer to the determination by another U.S. state that a reinsurer is a reciprocal jurisdiction reinsurer, thereby excusing the approved reinsurer from collateral requirements in such state. Aspen Bermuda also retains its status as a certified reinsurer in a number of U.S. states, enabling it to provide reduced collateral for historical risks written. There is no guarantee that Aspen Bermuda will maintain its reciprocal jurisdiction reinsurer or certified reinsurer status, and changes in laws and regulations applicable to the provision of collateral by offshore or unauthorized reinsurers such as Aspen Bermuda may have a material adverse impact on our capital management approach, financial condition, results of operations, liquidity, cash flows and prospects. Refer to “Certain Regulatory Considerations—U.S. Regulation—Credit for Reinsurance” for more information.
In the event or absence of changes in applicable laws and regulations in particular jurisdictions, we may from time to time face challenges, or changes in approach to oversight of our business from insurance or other regulators, including challenges resulting from implementing new or additional processes or procedures that cannot be quickly adapted to address new regulatory requirements. Moreover, we could be, or our employees acting on our behalf, could be found to have violated existing laws, rules or regulations. Our regulators, as well as Lloyd’s, have the ability to make regulatory interventions using their powers, including through investigations, requests for data and analysis, interviews or reviews (including, but not limited to, skilled persons reports under section 166 of the U.K. Financial Services and Markets Act 2000 (“FSMA”)), which regulatory intervention may require, or may in the past have imposed, specific remediation, including via guidance on a confidential basis, in respect of historical practices, changes to our existing practices, public censure, financial or other penalties, the loss or restriction of regulatory permissions necessary to carry out our business in the same manner as before, and/or additional regulatory capital to be held. Such matters could have a material adverse effect on our business, results of operations and financial condition.
We are involved in periodic meetings with, and reviews by, regulators, pursuant to which they review our business and provide challenges in order to test and validate the supervisory and work plan adopted by their supervisory teams. Through such processes, our regulators may validate and/or challenge, among other things, our strategy, business plans, internal governance, risk and capital management and compliance frameworks. Our regulators have required us, and we are under continuing obligations, to remediate failures, weaknesses and other issues that they have identified, including, but not limited to, with respect to our underwriting performance, reserving risk and capital management, and governance, which, if we are unsuccessful in remediating could result in greater regulatory intrusion, enforcement action and/or the exercise of our regulators’ own initiative powers (including imposing restrictions on our underwriting and/or a requirement to maintain additional capital, which would reduce our underwriting capacity). We continuously introduce and implement initiatives to improve our business, including our underwriting performance, risk and capital management and governance, which, if we are unable to successfully embed within our operations, could result in greater regulatory intrusion and/or enforcement action or the exercise of our regulators’ own initiative powers, which could have a material adverse effect on our business, results of operations and financial condition.

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
In addition, for certain lines of business, we authorize managing general agents, coverholders, producers or other agents to write business on our behalf within underwriting authorities determined by us. We rely on the underwriting controls of these agents to write business within the underwriting authorities provided by us. Although we have contractual protections in some instances and we monitor such business on an ongoing basis, our monitoring efforts may not be adequate or our agents may exceed their underwriting authorities or otherwise breach obligations owed to us. While we conduct underwriting, financial, claims and information technology due diligence reviews and apply rigorous standards in the selection of these counterparties, there is no assurance they have provided us accurate or complete information to assess their risk or that they can manage effectively their own risks. The counterparties are also subject to the same global increase in cyber incidents, including ransomware, and we cannot offer assurances that these counterparties have sufficient technical and organizational controls to mitigate these risks. Consequently, we assume a degree of credit and operational risk of those parties, and a material failure to manage their risks may result in material losses or damage to us. Our financial condition and results of operations could be materially adversely affected by any one of these issues.
Changes in regulations that adversely affect the U.S. mortgage insurance and reinsurance market could affect our operations significantly and could reduce the demand for mortgage insurance.
In addition to the general regulatory risks to which we are subject, the reinsurance we write could also be indirectly affected by various additional regulations relating particularly to our U.S. mortgage reinsurance operations. U.S. federal and state regulations affect the scope of operations of mortgage guaranty insurers, commercial credit insurers and the government-sponsored enterprises (“GSEs”) to whom we provide credit reinsurance. Legislative and regulatory changes could cause demand for private mortgage insurance to decrease, which could have an adverse impact on our U.S. mortgage reinsurance operations. Increases in the maximum loan amount that the U.S. Federal Housing Administration can insure, and reductions in the mortgage insurance premiums it charges, can reduce the demand for private mortgage insurance. Decreases in the maximum loan amounts GSEs, such as the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac), will purchase or guarantee, increases in GSE fees, or decreases in the maximum loan-to-value ratio for loans the GSEs will purchase, can also reduce demand for private mortgage insurance. Changes to the GSEs’ capital requirements via the Enterprise Regulatory Capital Framework could decrease their use of credit-risk transfer transactions, a key element of our mortgage reinsurance business. Changes in these laws or regulations could have an indirect adverse impact on the profitability of our U.S. mortgage reinsurance business.
The United Kingdom’s withdrawal from the European Union has had, and may continue to have, an adverse impact on our business, results of operations and financial condition.
The Company continues to face regulatory costs and challenges as a result of Brexit. Mutual equivalence between the United Kingdom and European Union in relation to financial services has not been recognized as of December 31, 2024.
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
We are incorporated and headquartered in Bermuda and one of our principal Operating Subsidiaries, Aspen Bermuda, is domiciled in Bermuda, as well as our ACM entities. Therefore, changes in Bermuda law and regulation may have an adverse impact on our operations, such as the imposition of tax liability, increased regulatory supervision or changes in regulation.
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

We are required, pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), to furnish a report from management on, among other things, the effectiveness of our internal control over financial reporting in connection with the filing of our annual report on Form 20-F that is filed with the SEC. We also expect, assuming that we will become an accelerated filer, that our auditors will be required to express an opinion on the effectiveness of our internal control over financial reporting beginning with our first annual report on Form 20-F following our potential initial public offering of our ordinary shares (the “Potential Initial Public Offering”). We are currently required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
In our annual reports on Form 20-F for the 2022 and 2023 fiscal years, we identified and disclosed a material weakness in our internal control over financial reporting. The material weakness resulted from insufficient resources with appropriate level of knowledge within our outwards reinsurance operations and accounting team to effectively design and execute our process level procedures and controls around reinsurance premiums payable and reinsurance receivables, and related disclosures.
Continued significant progress has been made over the course of 2023 and 2024 to remediate the identified material weakness in our internal control over financial reporting described above. To remediate the material weakness, we implemented remedial measures that included, but were not limited to:
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
The above remedial measures were implemented in 2023, however, these controls needed to be in operation for a sufficient period of time before management concluded, through testing, that these new controls were operating effectively. The testing of these controls has been completed during 2024, and the outcome supports management’s view that the enhancements to the outwards reinsurance control environment sufficiently mitigate the risk of material misstatement. Any residual control deficiencies, either in isolation or in aggregate, do not represent a risk of material weakness.
If we identify any additional material weaknesses in our internal control over financial reporting, fail to properly remediate the existing material weaknesses identified, or are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act or assert that our internal control over financial reporting is effective in the future, if we are required to make restatements of our financial statements, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy, completeness or reliability of our financial reports and the trading price of our ordinary shares may be adversely affected, and we could become subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities, which could require additional financial and management resources. In addition, if we fail to remedy any material weakness, our financial statements could be inaccurate and we could face restricted access to the capital markets.

Management turnover or our inability to attract and retain senior staff, including our executive officers, senior underwriters or other members of our senior management team, creates uncertainties and could harm our business.
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
Additionally, our success has depended and will continue to depend, in substantial part, on our ability to attract and retain our teams of underwriters in various business lines and other key employees. The loss of one or more of our senior underwriters could adversely impact our business by, for example, making it more difficult to retain clients or other business contacts whose relationship depends in part on the service of the departing personnel. In general, the loss of key services of any members of our current underwriting teams may adversely affect our business and operating results.
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
We outsource certain technology and business process functions to third parties including offshore and cloud service providers and may increasingly do so in the future. If we do not effectively develop, implement and monitor our outsourcing strategy, third-party providers do not perform as anticipated or we experience technological or other problems with a transition, we may not realize productivity improvements or cost efficiencies and may experience operational difficulties, increased costs and loss of business. Our outsourcing of certain technology and business processes and functions to third parties may expose us to enhanced risks related to data security, which could result in monetary and reputational damages. In addition, our ability to receive services from third-party providers may be impacted by cultural differences, political instability, unanticipated regulatory requirements or policies. Lloyd’s outsources certain market-wide technology and business process functions, on which participants in the Lloyd’s market, such as Aspen Lloyd’s, depend. Efforts to replace such systems have been delayed. As a result, our ability to conduct our business may be adversely affected.
We may be exposed to general employee and third-party litigation risks, which could harm our business, financial condition, and results of operations.
In the ordinary course of business, we may be involved in various litigation matters, including but not limited to commercial disputes, employee claims, shareholder claims and class actions (including, by way of example, employee allegations of improper termination and discrimination and claims related to violations of applicable government laws regarding religious freedom, advertising and intellectual property) and from time to time may be involved in governmental or regulatory investigations or similar matters arising out of our current or future business. Any claims asserted against us, regardless of merit or eventual outcome, could harm our reputation and have an adverse impact on our relationship with our customers, partners and other third parties and could lead to additional related claims. Our insurance or indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation and cause us to expend resources in our defense. Furthermore, there is no guarantee that we will be successful in defending ourselves in future litigation or similar matters under various laws. If judgments or settlements in any future litigation or investigation significantly exceed our insurance coverage, our business, financial condition, and results of operations could be adversely affected.

As a foreign private issuer and “controlled company” within the meaning of the NYSE corporate governance rules, we are permitted to, and do, rely on exemptions from certain of the NYSE corporate governance standards.
The corporate governance rules of the NYSE require listed companies to have, among other things, a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we rely on the foreign private issuer exemption to certain NYSE rules and, where applicable, follow home country practice in lieu of the above requirements. As long as we rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, a majority of the directors on the Board are not required to be independent directors (and currently our independent directors do not constitute a majority of the Board) , we are not required to have a compensation committee composed entirely of independent directors and director nominations are not required to be made, or recommended to the Board, by a nominating committee that consists entirely of independent directors. Therefore, the Board’s approach to governance may be different from other companies, and, as a result, management oversight of the Company may be more limited than if we were subject to all of the NYSE corporate governance standards. We are also subject to certain reduced disclosure obligations as a result of being a foreign private issuer. As such, investors may not have access to the same information as for similar companies that are not foreign private issuers.
In the event we no longer qualify as a foreign private issuer, if then applicable, we may rely on the “controlled company” exemption under the NYSE corporate governance rules. A “controlled company” under the NYSE corporate governance rules is a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company. Following the Potential Initial Public Offering, the Apollo Shareholders will control a majority of the combined voting power of our outstanding shares, resulting in us remaining a “controlled company” within the meaning of the NYSE corporate governance rules. As a controlled company, we are eligible to, and, in the event we no longer qualify as a foreign private issuer, we may, elect not to comply with certain requirements of the NYSE corporate governance standards, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (iii) the requirement that our director nominations be made, or recommended to the Board, by a nominating committee that consists entirely of independent directors and that we adopt a written charter addressing the nominations process.
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
For so long as we qualify as a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as early as June 30, 2025 (the last business day of the second fiscal quarter of 2025), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2026. In order to maintain our current status as a foreign private issuer, either (a) a majority of our voting, ordinary securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers. Should we lose our foreign private issuer status, we will incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer, which could have a material adverse effect on our business, nature of operations and financial results.

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
Our operations rely on the secure processing, storage, and transmission of confidential and other information and assets, including in our computer systems and networks. Our business, including our ability to adequately price products and services, establish reserves, provide an effective and secure service to our customers, value our investments and report our financial results in a timely and accurate manner, depends significantly on the integrity, availability and timeliness of the data we maintain, as well as the data and assets held through third-party outsourcers, service providers and systems. Cybersecurity and technology threats can include phishing scams, account takeovers, introductions of malware (including ransomware), attempts at electronic break-ins, and the computerized submission of fraudulent and/or duplicative payment requests. Any such breaches or interference (including attempted breaches or interference) by third parties or by insiders that may occur in the future could have a material adverse impact on our business, reputation, financial condition or results of operations.

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
We may incorporate traditional and generative AI solutions into our information systems, governance processes (such as through the recording of meetings), products, offerings, services and features, and these solutions may become important in our operations over time. The ever-increasing use and evolution of technology, including cloud-based computing and AI, both within our own systems and within those of our suppliers, heightens the risk of cybersecurity incidents in the future and creates opportunities for the potential loss or misuse of personal data that forms part of any data set and was collected, used, stored, or transferred to run our business, and unintentional dissemination or intentional destruction of confidential information stored in our or our third party providers’ systems, portable media or storage devices may result in significantly increased business and security costs, a damaged reputation, administrative penalties, or costs related to defending legal claims. If the content, analyses, or recommendations that AI programs assist in producing are or are alleged to be deficient, inaccurate, or biased, our business, financial condition, and results of operations and our reputation may be adversely affected. AI programs may be costly and require significant expertise to develop, may be difficult to set up and manage, and require periodic upgrades. There is also a risk that we may not have access to the technology and qualified AI personnel resources to adequately incorporate ongoing advancements into our AI initiatives, including access to the licensing of key intellectual property from third parties. Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Our competition may have access to greater financial and technological resources, giving them a competitive advantage in recruiting, motivating, and retaining sought-after AI professionals. AI also presents emerging ethical issues and if our use of AI becomes controversial, we may experience brand or reputational harm, competitive harm, or legal liability. The rapid evolution of AI, including potential government regulation of AI, will require significant resources to develop, test and maintain our platform, offerings, services, and features to help us implement AI ethically in order to minimize unintended, harmful impact.
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
We receive, store, handle, transmit, use and otherwise process business information and information related to individuals, including from and about actual and prospective customers, policyholders, as well as our employees and service providers. We also depend on a number of third party vendors in relation to the operation of our business, a number of which process data on our behalf.
We are subject to a range of data privacy and cyber security laws globally including those that apply generally to the handling of information about individuals, and those that are specific to certain industries, sectors, contexts or locations. These requirements, and their application, interpretation and amendment are constantly evolving and developing as set out in “Certain Regulatory Considerations—Bermuda Insurance Regulation—Privacy & Cyber Security Laws,” “—U.K. and E.U. Insurance Regulation—E.U. / U.K. Cybersecurity and Privacy Laws and Regulations” and “—U.S. Regulation—Cybersecurity and Privacy Laws and Regulations.”
Our business is also subject to the Bermuda Personal Information Protection 2016 Act (“PIPA”). For more information, refer to “Certain Regulatory Considerations—Bermuda Insurance Regulation—Privacy & Cyber Security Laws.” In addition to U.K./E.U. and Bermuda privacy laws, our business is subject to various U.S. state and federal privacy legislation, including both state financial privacy and insurance laws which apply specifically to our business lines, and potentially more generally applicable state privacy laws, with the most comprehensive having been enacted in California. U.S. state legislatures, attorneys general, and insurance and other regulatory bodies continue to develop and implement further standards and governance requirements. Such evolving privacy and data security regulations could expose our business to reputational harm and cause losses.
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
We are also subject to evolving U.S., E.U. and U.K. privacy laws on cookies, tracking technologies and e-marketing. Recent court and regulator decisions are driving increased attention to cookies and tracking technologies. If the trend of increasing litigation as well as enforcement by regulators, sometimes embracing a strict approach to consent for all but essential use cases as seen in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins and subject us to additional liabilities. In light of the complex and evolving nature of U.S., E.U., E.U. Member State and U.K. privacy laws and litigation trends on cookies and tracking technologies, there can be no assurances that we will be successful in our efforts to comply with such laws or mitigate legal risks; violations of such laws could result in regulatory investigations, fines, orders to cease/change our use of such technologies, as well as civil claims including class actions and reputational damage.
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
Risks Related to Our Preference Shares and our Potential Initial Public Offering
No assurance can be given that we will complete our Potential Initial Public Offering or that we will be successful in listing our ordinary shares on the NYSE.
In December 2023, we filed a registration statement on Form F-1 with the SEC relating to a Potential Initial Public Offering of our ordinary shares, with amendments to the registration statement filed in February 2024, April 2024 and December 2024. Completing the Potential Initial Public Offering will require the SEC to declare the registration statement on Form F-1 effective, and listing our ordinary shares on the NYSE will require the approval of the NYSE. Moreover, in addition to required regulatory actions, a decision to proceed with the Potential Initial Public Offering and listing of our ordinary shares on the NYSE depends on our evaluation of market conditions and other factors, many of which are beyond our control. Accordingly, there can be no assurance as to when, or even if, we will be able to complete the Potential Initial Public Offering or successfully list our ordinary shares on the NYSE.
We cannot guarantee the terms, including the public offering price per ordinary share, on which the contemplated Potential Initial Public Offering may be completed. The Potential Initial Public Offering price of the ordinary shares sold in any such offering will be discussed between us and the representatives of the underwriters of such offering. Among the factors that we expect to consider in determining the initial public offering price per ordinary share, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. Thereafter, the market price of shares of our ordinary shares on the NYSE will depend on numerous factors and may be volatile, and an active trading market may not develop or be maintained.

Our holding company structure and certain Companies Act, regulatory and other constraints may limit our ability to pay dividends on our securities.
Aspen Holdings is a holding company and, as such, it does not have any significant operations. Aspen Holdings’ assets primarily consist of ownership of the shares of its subsidiaries, including our Operating Subsidiaries, a portfolio of fixed income securities and cash and cash equivalents. Dividends and other permitted distributions and loans from our Operating Subsidiaries are expected to be our sole source of funds to meet ongoing cash requirements, including our debt service payments and other expenses, and dividend payments to our ordinary shareholders or preference shareholders, as appropriate. Our Operating Subsidiaries are subject to capital, regulatory and other requirements that inform their ability to declare and pay dividends and make loans to other Aspen Group companies. See “Certain Regulatory Considerations—Bermuda Insurance Regulation—Restrictions on Dividends, Distributions and Reduction of Capital,” “Certain Regulatory Considerations—U.K. and E.U. Insurance Regulation—Restrictions on Dividend Payments by Insurers,” and “Certain Regulatory Considerations—U.S. Regulation—State Dividend Limitations,” and “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity” for more information on our ability to pay dividends. These and other requirements may mean that our Operating Subsidiaries are unable to pay sufficient dividends to enable us to meet our ongoing cash requirements, which could materially adversely affect our liquidity or financial condition. As we are a holding company, our right, and hence the right of our creditors and shareholders, to participate in any distribution of assets by any of our subsidiaries, upon our liquidation or reorganization or otherwise, is subject to the prior claims of policyholders and creditors of these subsidiaries.
Additionally, we are subject to Bermuda regulatory constraints that affect our ability to pay dividends and make other distributions on our ordinary shares, Preference Shares or other securities. Under the Companies Act, we may declare or pay a dividend only if we have reasonable grounds to believe that we are, and would after the payment be, able to meet our liabilities as they become due and if the realizable value of our assets would thereby not be less than our liabilities. See “Certain Regulatory Considerations—Bermuda Insurance Regulation—Restrictions on Dividends, Distributions and Reduction of Capital,” “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity” and “Note 14—Statutory Requirements and Dividends Restrictions” to our audited consolidated financial statements for more information on our ability to pay dividends. Additionally, agreements relating to our debt, including our revolving credit facility and 2026 Term Loan (as defined below), contain covenants that may limit our ability to pay cash dividends on our ordinary shares if a default or event of default has occurred and is continuing or would result therefrom.
U.S. persons who own our securities may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation.
The Companies Act, which applies to us, differs in some material respects from laws generally applicable to U.S. corporations and their shareholders. These differences include, but are not limited to, the manner in which directors must disclose transactions in which they have an interest, the rights of shareholders to bring class action and derivative lawsuits, the scope of indemnification available to directors and officers and provisions relating to the amalgamations, mergers and acquisitions and takeovers. Holders of our preference shares may therefore have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction within the United States.
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
Unless we consent in writing to the selection of an alternative forum, in the event that any dispute arises concerning the Companies Act or out of or in connection with our bye-laws, including any question regarding the existence and scope of any bye-law and/or whether there has been any breach of the Companies Act or our bye-laws by one of our officers or directors (whether or not such a claim is brought in the name of a shareholder or in the name of the Company), any such dispute shall be subject to the exclusive jurisdiction of the Supreme Court of Bermuda. Our bye-laws provide that this exclusive jurisdiction provision does not apply to actions predicated upon civil liability protections of U.S. federal securities laws or disputes arising under the Securities Act or the Exchange Act.
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
Governments of jurisdictions in which we operate may enact legislation that could result in changes to tax laws and regulations, which may have a material impact on our financial position and results of operations. In particular, both the level and basis of taxation may change. We cannot predict whether any particular proposed legislation will be enacted or, if enacted, what the specific provisions or the effective date of any such legislation would be, or whether it would have any effect on us. As such, we cannot assure you that future legislative, administrative or judicial developments will not result in an increase in the amount of tax payable by us, our subsidiaries or investors, in our shares. If any such developments occur, our business, results of operations and cash flows could be adversely affected and such developments could have an adverse effect on your investment in our shares.
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
Non-U.S. corporations not engaged in a trade or business within the United States are nonetheless subject to United States income tax imposed by withholding on certain “fixed or determinable annual or periodical gains, profits and income” derived from sources within the United States (such as dividends and certain interest on investments), subject to exemption under the U.S. Internal Revenue Code (the “Code”) or reduction by applicable treaties.
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
None of our non-U.K. entities should be treated as being resident in the U.K. for corporation tax purposes except for our subsidiaries that are incorporated in the United Kingdom (the “U.K. Subsidiaries”). A company which is not incorporated in the United Kingdom should not be treated as being tax resident in the United Kingdom unless its central management and control is exercised in the United Kingdom. The concept of central management and control is indicative of the highest level of control of a company, and determining where this is exercised is wholly a question of fact. Our non-U.K. entities currently intend to manage their affairs so that none of them, other than the U.K. Subsidiaries, are resident in the United Kingdom for tax purposes, including through compliance with established tax operating guidelines, where applicable.

A company that is not resident in the United Kingdom for corporation tax purposes can nevertheless be subject to U.K. corporation tax if it carries on a trade in the United Kingdom through a permanent establishment in the United Kingdom but, in that case, the charge to U.K. corporation tax is limited to profits (both revenue profits and capital gains) attributable directly or indirectly to such permanent establishment.
None of our non-U.K. entities currently intend to operate in such a manner that any (other than the U.K. Subsidiaries) carries on a trade in the United Kingdom through a permanent establishment in the United Kingdom. Nevertheless, because neither case law nor U.K. statute completely defines the activities that constitute trading in the United Kingdom through a permanent establishment in the United Kingdom, His Majesty’s Revenue and Customs (“HMRC”) might contend successfully that any of us (other than the U.K. Subsidiaries) are trading in the United Kingdom through a permanent establishment in the United Kingdom.
The United Kingdom has no comprehensive tax treaty with Bermuda. There are circumstances in which companies that are neither tax resident in the United Kingdom nor carrying on a trade in the United Kingdom through a permanent establishment in the United Kingdom (and are therefore not subject to U.K. corporation tax) but are not entitled to the protection afforded by a tax treaty between the United Kingdom and the jurisdiction in which they are a resident may nonetheless be exposed to income tax in the United Kingdom on the profits of a trade carried on there, even if that trade is not carried on through a permanent establishment. However, our non-U.K. entities intend to operate in such a manner that none fall within this charge to income tax in the United Kingdom.
If our non-U.K. entities, other than the U.K. Subsidiaries, were treated as being resident in the United Kingdom for U.K. corporation tax purposes, or as carrying on a trade in the United Kingdom, whether or not through a permanent establishment, our operating results could be materially adversely affected.
Our U.K. operations may be affected by recent changes in U.K. tax law.
The U.K. Subsidiaries should be treated as resident in the United Kingdom and accordingly be subject to U.K. tax in respect of their worldwide income and gains. Any change in the basis or rate of U.K. corporation tax or HMRC’s practice and interpretation of U.K. tax law could materially adversely affect the business, prospects, financial condition or results of operations of the U.K. resident companies or their ability to provide returns to shareholders. The U.K. corporation tax rate is currently 25%. As part of the measures in the 2024 Autumn Budget (October 30, 2024), the rate of employer national insurance contributions that employers are required to pay in respect of their employees’ earnings is increasing from 13.8% to 15% of the value of taxable benefits provided to employees, with effect from April 6, 2025.
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
In addition, domestic law implementation of BEPS has resulted in taxpayers and/or their advisers and intermediaries being required to engage in discussions and disclose information to tax authorities regarding their tax affairs and transactions. Accordingly, Aspen Group may be required to enter into discussions with and provide information to tax authorities which may require the disclosure of transactions and operations of the Aspen Group, in addition to its obligations under the related information reporting measures (including E.U. and other mandatory disclosure regimes, such as Council Directive 2014/107/EU of 9 December 2014 and Council Directive 2018/822 EU of 25 May 2018) (commonly known as “DAC 6”) and the U.K. domestic mandatory disclosure regime.

Further reforms have been, and are expected to be made in response to the proposed extensions of BEPS (i.e., BEPS: Pillar One and Two, commonly known as “BEPS 2.0”). For more information, see “—The OECD’s initiative to limit harmful tax competition may result in higher taxation and increased complexity, burden and cost of compliance.” BEPS and BEPS 2.0 may (depending on their final implementation) have a material adverse effect on our intra-group arrangements, our operations, and our results. Relevant to our U.K. Subsidiaries, the U.K. enacted legislation in July 2023 which implements one aspect of Pillar Two (the income inclusion rule imposing top-up tax on a parent entity in respect of the low-taxed income of a constituent entity) via a “multinational top-up tax” (“MTT”) together with a “domestic top-up tax” (“DTT”). Broadly, the MTT and DTT will apply to multinational groups with revenues of at least €750 million for accounting periods beginning on or after December 31, 2023. On February 22, 2024, the U.K. enacted amendments to the MTT including new provisions relating to the U.K.’s implementation of an under-taxed payments rule (“UTPR”) and a new DTT. On October 30, 2024, the United Kingdom, as part of its autumn budget, announced further updates to the MTT and DTT to implement updates to the OECD’s Pillar 2 rules, commentary and administrative guidance in addition to the introduction of the UTPR and DTT, both of which are intended to apply for accounting periods beginning on or after December 31, 2024. The U.K. legislation implementing the BEPS 2.0 reforms is complex, subject to continued consideration, the release of further guidance by the OECD and, in certain cases, update by the U.K. Parliament and in particular may be affected by the implementation (or lack thereof) of similar rules in other jurisdictions in which we operate (for example, see “—The OECD’s initiative to limit harmful tax competition may result in higher taxation and increased complexity, burden and cost of compliance”).
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
The BEPS Reports included a recommendation that groups should be required to report details of their operations and intra-group transactions in each jurisdiction, known as country by country reporting. The U.K. has implemented these recommendations with effect from January 1, 2016. It is possible that our approach to transfer pricing may become subject to greater scrutiny from the tax authorities in the jurisdictions in which we operate, which may lead to transfer pricing audits in the future. Any transfer pricing adjustment could adversely impact the tax charge suffered by the relevant entities of the Aspen Group.
Recent and future changes in U.S. federal income tax law or the manner in which it is interpreted could materially adversely affect our results of operations.
On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022 (the “IRA”). The IRA contains a number of tax-related provisions, including a 15% minimum corporate income tax on certain large corporations as well as an excise tax on certain stock repurchases.

The impact of the IRA on our financial condition will depend on the facts and circumstances of each year. It is possible that other legislation could be introduced and enacted by the current Congress or future Congresses of the United States, or that regulations or other interpretations could be issued, possibly with retroactive effect, that could have an adverse impact on us or our shareholders. These recent and potential future changes in law or interpretation could materially adversely affect our business, access to capital, financial condition and results of operations.
U.S. persons who hold 10% or more of the total voting power or value of our shares may be subject to U.S. federal income taxation on our undistributed earnings.
In general, a “10% U.S. Shareholder” (as defined below) of a non-U.S. corporation that is a controlled foreign corporation (“CFC”) at any time during a taxable year must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income” and “tested income” (with various adjustments) with respect to any shares that such 10% U.S. Shareholder owns in such non-U.S. corporation (directly or indirectly through certain entities) on the last day in the non-U.S. corporation’s taxable year on which it is a CFC, even if the subpart F income or tested income is not distributed. A “10% U.S. Shareholder” generally is a U.S. person that owns (directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of Section 958(b) of the Code (i.e., “constructively”)) at least 10% of the total combined voting power or value of all classes of stock of a non-U.S. corporation. “Subpart F income” of a CFC generally includes “foreign personal holding company income” (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income), and tested income is generally any income of the CFC other than subpart F income and certain other categories of income. An entity treated as a non-U.S. corporation for U.S. federal income tax purposes generally is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through non-U.S. entities or constructively), in the aggregate, more than 50% of the total combined voting power of all classes of voting stock of that non-U.S. corporation or more than 50% of the total value of all stock of that non-U.S. corporation. However, for the purposes of taking into account insurance income, these 50% thresholds are generally reduced to 25%. Further, special rules apply for purposes of taking into account any related person insurance income (“RPII”) of a non-U.S. corporation, as described below.
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

We believe that each of our non-U.S. Operating Subsidiaries and Peregrine is a RPII CFC. Nonetheless, we expect that each such company will qualify for one or both of the ownership exception and the de minimis exception in the current taxable year and for the foreseeable future. However, the RPII provisions have never been interpreted by the courts, and regulations interpreting the RPII provisions exist only in proposed form. Certain recently issued proposed regulations would expand the scope of RPII. It is not certain whether any of these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of the RPII rules by the IRS, the courts, or otherwise, might have retroactive effect. The U.S. Treasury Department has authority to impose, among other things, additional reporting requirements with respect to RPII. Accordingly, the meaning of the RPII provisions and the application thereof to us is uncertain. Further, the applicability of the ownership and de minimis exceptions and the RPII rules more generally depends upon facts regarding our direct and indirect shareholders and insureds, about which we have limited information. Accordingly, no assurances can be provided that any of our companies will satisfy either exception. Moreover, to the extent the exceptions do not apply, we may be unable to correctly determine the amount of RPII that any U.S. RPII Shareholder is required to take into account.
U.S. persons who dispose of our shares may be subject to U.S. federal income taxation at the rates applicable to dividends on a portion of such disposition.
Section 1248 of the Code may apply to a disposition of our shares. Section 1248 provides that if a U.S. person sells or exchanges stock in a non-U.S. corporation and such person owned, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). As described above, our bye-laws may reduce the voting power of our shares in certain circumstances, although it is unclear if such reduction would be respected for purposes of Section 1248 of the Code.
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
On December 22, 2021, the European Union published the draft Anti-Tax Avoidance Directive III (“ATAD III”) designed to impose new minimum substance rules to prevent the misuse of shell entities for improper tax purposes. ATAD III proposes to introduce reporting requirements for certain E.U. tax resident companies with mobile and/or passive income (such as interest, dividends and royalty income) that have inadequate economic substance (as prescribed under ATAD III). If an entity fails to meet these substance requirements, it will be denied benefits under tax treaties and various E.U. directives. The European Parliament has proposed a number of amendments to ATAD III which, if adopted by the European Council (which it is not obliged to do), would apply the Directive from January 1, 2027. Certain Member States may also seek to implement their own transitional rules. The details of these rules are therefore subject to substantial uncertainty and further change.
In addition, the OECD is continuing to work on a two-pillar initiative, “BEPS 2.0,” which is aimed at (1) shifting taxing rights to the jurisdiction of the consumer (“Pillar One”) and (2) ensuring all companies pay a global minimum tax (“Pillar Two”). Pillar One will, broadly, re-allocate taxing rights over 25% of the residual profits of multinational enterprises (“MNEs”) with global turnover in excess of 20 billion euros (excluding extractives and regulated financial services) to the jurisdictions where the customers and users of those MNEs are located. Pillar Two will, broadly, consist of two interlocking domestic rules (together the Global anti-Base Erosion Rules (the “GloBE Rules”)): (i) an Income Inclusion Rule (“IIR”), which imposes top-up tax on a parent entity in respect of the low-taxed income of a constituent entity; and (ii) a UTPR, which denies deductions or requires an equivalent adjustment to the extent the low-taxed income of a constituent entity is not subject to tax under an IIR.
Key aspects of Pillar Two (including IIR regimes) have already become effective in jurisdictions relevant to our business as of January 1, 2024, with other aspects (including UTPR regimes) to become effective in 2025. The OECD continues to release guidance on the implementation and interpretation of its model GloBE Rules for Pillar Two on a rolling basis (some of which have retrospective effect) which may result in further amendments to the Pillar Two rules as they apply in relevant jurisdictions.
Relevant to our U.K. Subsidiaries, as U.K. tax resident entities, the U.K. enacted legislation in July 2023 which implemented the IIR via a “multinational top-up tax” (alongside a U.K. domestic top-up tax) that applies to multinational enterprises for accounting periods beginning on or after December 31, 2023 and is proposing the introduction of a UTPR to be effective for accounting periods beginning on or after December 31, 2024.
Additionally, relevant to our subsidiaries that operate in Singapore and Switzerland, both Singapore and Switzerland enacted legislation which implement the IIR alongside domestic top-up taxes. In Singapore, the “Multinational Enterprise Top-up Tax” (and domestic top-up tax) applies to multinational enterprises for accounting periods beginning on or after January 1, 2025. In Switzerland, the “top-up tax” applies to multinational enterprises for accounting periods beginning on or after January 1, 2025, while the minimum taxation ordinance has applied for accounting periods beginning January 1, 2024. Neither jurisdiction currently proposes the introduction of a UTPR.

Separately, in the European Union the Council Directive (EU) 2022/2523, adopted on December 15, 2022, requires that E.U. Member States implement the Pillar Two rules into domestic law by December 31, 2023, with ultimate application dependent upon implementation by each member state. The Bermuda Government has responded to the Pillar Two initiative by passing the Corporate Income Tax Act 2023 (the “CIT Act”), on December 27, 2023, to introduce a corporate income tax on certain Bermuda entities with effect from January 1, 2025. For more information, see “—Changes to Bermuda tax policies may impact our financial position.” The implications of this proposal for our business remain uncertain in terms of how any such Bermuda corporate income tax regime (once it comes into effect) might interact with the U.K.’s multinational top-up tax and undertaxed payments rule or other Pillar Two implementing legislation in relevant jurisdictions in which we operate, including Singapore and Switzerland. The Bermuda corporate income tax regime will be effective for tax years beginning on or after January 1, 2025, which means that there is (on current proposed timings) a period of at least one year in which the U.K. multinational top-up tax is expected to apply to our group before any changes are effected in Bermuda.
On January 15, 2025, the OECD issued administrative guidance on Article 9.1 of the GloBE Rules. This guidance, if incorporated into the laws of the jurisdictions in which we operate, could cause additional top-up taxes pursuant to the GloBE Rules to the extent our deferred tax asset in respect of the CIT Act’s Economic Transition Adjustments (“ETA”) reverses after 2026. It is uncertain whether the jurisdictions in which we operate will incorporate this guidance. Further, the amount of such deferred tax asset that reverses in any given year, if any, is uncertain. To the extent the jurisdictions in which we operate incorporate this guidance into their own laws, our overall cash tax savings from the reversal of the deferred tax asset could be limited to the lesser of 20% of the gross deferred tax asset or the portion of the deferred tax asset that reverses in 2025 and 2026.
Changes to Bermuda tax policies may impact our financial position.
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
In the 2023 Budget, the Bermuda Government announced the formation of an International Tax Working Group consisting of specialists in international tax matters and representatives of various bodies whose members may be directly impacted by such to examine how Bermuda can appropriately implement the Global Minimum Tax initiative. The Working Group reported its findings and provided recommendations to the Bermuda Government in July 2023. The Bermuda Government subsequently issued three public consultation papers as part of its considerations on the introduction of a corporate income tax in Bermuda, on August 8, 2023, October 5, 2023 and November 10, 2023. On December 27, 2023, Bermuda passed the CIT Act, which became fully operative with respect to the imposition of corporate income tax on January 1, 2025. The Corporate Income Tax Act 2023 Amendment Regulations 2024 (the “Regulations”) amending the CIT Act were made on December 20, 2024 by the Minister of Finance in Bermuda. (For the purposes of this summary, references to CIT Act are to the CIT Act, as amended by the Regulations).
Under the CIT Act, Bermuda corporate income tax will be chargeable in respect of fiscal years beginning on or after January 1, 2025 and will apply only to Bermuda Constituent Entities (as defined below) of an In Scope MNE group (as defined below).
In Scope Entities
An In Scope MNE Group for these purposes is a group which meets the relevant revenue threshold (EUR 750 million or more in annual revenues in at least two of the four fiscal years immediately preceding the fiscal year in question and is an MNE Group (being a group (as further defined below) comprising an ultimate parent entity and one or more entities (which includes permanent establishments) located in another jurisdiction). For MNE Groups that meet the revenue threshold, corporate income tax will generally apply to each Bermuda resident entity and Bermuda permanent establishment that is a constituent entity of such MNE Group (a Bermuda Constituent Entity). Consistent with the GloBE Rules, the terms “group”, “ultimate parent entity” and “controlling interest” and critical to determining whether a Bermuda entity is considered a constituent entity of an MNE Group.

A “group” is defined for the purposes of the CIT Act as (a) a collection of entities that are related through ownership or control such that the assets, liabilities, income, expenses and cash flows of those entities are included in the consolidated financial statements of the ultimate parent entity, or are excluded from the consolidated financial statements of the ultimate parent entity solely on size or materiality grounds, or on the grounds that the entity is held for sale; or (b) an entity that is located in one jurisdiction and has one or more permanent establishments located in other jurisdictions provided that the entity is not part of another group as described in (a) above.
An “ultimate parent entity” is (a) an entity that owns, directly or indirectly, a controlling interest in any entity, and is not owned, with a controlling interest, directly or indirectly by another entity; or (b) with respect to permanent establishments, the main entity in a group, being the entity that includes the financial accounting net income or loss of a permanent establishment in its financial statements. A “controlling interest” is an ownership interest in any entity such that the interest holder (a) is required to consolidate the assets, liabilities, income, expenses and cash flows of the entity on a line-by-line basis in accordance with an acceptable accounting standard, or (b) would have been required to consolidate the assets, liabilities, income, expenses and cash flows of the entity on a line-by-line basis if the interest holder has prepared consolidated financial statements, provided with respect to permanent establishments, that a main entity is deemed to have the controlling interests of its permanent establishments.
In practical terms, therefore, Bermuda resident entities will only be within the scope of Bermuda corporate income tax as Bermuda Constituent Entities if either they are consolidated on a line by line basis in the consolidated financial statements (prepared in accordance with an acceptable financial accounting standard) (or would be if consolidated financial statements had been prepared under an acceptable financial accounting standard) of an ultimate parent entity located in another jurisdiction; or the Bermuda resident entity or entities themselves consolidate on a line by line basis the results of one or more entities located in another jurisdiction in consolidated financial statements, and in either case the group meets the relevant revenue threshold. Where consolidated financial statements are prepared on a basis that does not consolidate line by line, there is no “controlling interest” and therefore no “ultimate parent entity”, meaning that there is no MNE Group for the purposes of the CIT Act. Accordingly, Bermuda resident entities that are not consolidated on a line-by-line basis or do not consolidate on a line-by-line basis (nor would be required if consolidated financial statements had been prepared under an acceptable financial accounting standard) will not be considered in scope for the purposes of the Act.
Bermuda Constituent Entity Groups
Where a Bermuda entity or Bermuda permanent establishment is a Bermuda Constituent Entity, corporate income tax will be chargeable in respect of fiscal years beginning on or after January 1, 2025 to the Bermuda Constituent Entity Group. A Bermuda Constituent Entity Group is a group comprised of one or more Bermuda Constituent Entities that are members of an In Scope MNE Group. It is possible for an In Scope MNE Group to include more than one Bermuda Constituent Entity Group and specific rules apply. For example, companies incorporated under the Companies Act 1981 which are registered under the Segregated Accounts Companies Act 2000 are regarded as a single entity which is not fiscally transparent. However, a Bermuda Constituent Entity may elect to treat any segregated accounts within such entity as separate Bermuda Constituent Entities, and if such an election is made, may further elect to treat any given segregated account as fiscally transparent or not. Such elections are annual elections which apply for the fiscal year in which the election is made and all subsequent fiscal years, unless and until the election is modified or revoked.
Charge to Corporate Income Tax
Where corporate income tax is chargeable to a Bermuda Constituent Entity Group, the amount of corporate income tax chargeable for a fiscal year shall be (a) 15% of the net taxable income of the Bermuda Constituent Entity Group; less (b) tax credits applicable to the Bermuda Constituent Entity Group under Part 4 of the CIT Act, or as prescribed.
Detailed rules apply with respect to the calculation of net taxable income of each Bermuda Constituent Entity in a Bermuda Constituent Entity Group. Adjustments include deductions for brought forward losses incurred in prior years, certain excluded dividends, modifications for stock-based compensation, intra-group transactions etc.
As at December 31, 2024, we have adjusted our deferred tax calculated in the prior year, 2023, to account for provisions within the CIT Act that allow for an equitable transition to the new regime including the ETA and opening tax loss carryforward (“OTLC”). Our deferred tax asset in Bermuda consists of $158.9 million in respect of the ETA and $40.0 million in respect of an OTLC. We expect this deferred tax asset to be utilized predominantly over a 10-year period. We expect to incur and pay increased taxes in Bermuda beginning in 2025.

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

Item 4.         Information on the Company
A. History and Development of the Company
Aspen Insurance Holdings Limited (“Aspen Holdings”) was incorporated as a Bermuda exempted company on May 23, 2002 as a holding company headquartered in Bermuda. We underwrite specialty insurance and reinsurance on a global basis through our Operating Subsidiaries (as defined below) based in Bermuda, the United States and the United Kingdom: Aspen Bermuda Limited (“Aspen Bermuda”), Aspen Specialty Insurance Company (“Aspen Specialty”), Aspen American Insurance Company (“AAIC”), Aspen Insurance UK Limited (“Aspen UK”) and Aspen Underwriting Limited (“AUL”) (as the sole corporate member of our Lloyd’s operations, Syndicate 4711, which is managed by Aspen Managing Agency Limited (“AMAL”) (together, “Aspen Lloyd’s”)), each referred to herein as an “Operating Subsidiary” and collectively referred to as the “Operating Subsidiaries”, as well as through branch operations in Canada, Singapore and Switzerland. The principal office is located at 141 Front Street, Hamilton, HM19, Bermuda (telephone number: +1 441-295-8201).
Since February 2019, the Company has been a wholly owned subsidiary of Highlands Bermuda Holdco, Ltd. (“Parent”), which holds all of the Company’s ordinary shares. Parent, a Bermuda exempted company, is an affiliate of certain investment funds managed by affiliates of Apollo Global Management, Inc., a leading global investment manager (collectively with its subsidiaries, “Apollo”). The Company’s preference shares and depositary shares, as at the date of issuing this report, are listed on the New York Stock Exchange (“NYSE”) under the following symbols: AHL PRD, AHL PRE and AHL PRF. For information on the preference shares and the depositary shares, refer to Item 18, Note 12 of our consolidated financial statements, “Capital Structure.”
On December 20, 2023, we filed with the SEC a Registration Statement on Form F-1 (File No. 333-276163) with respect to the Potential Initial Public Offering of our ordinary shares. We subsequently filed Amendment No. 1, Amendment No. 2 and Amendment No. 3 to the IPO Registration Statement on February 1, 2024, April 5, 2024 and December 11, 2024, respectively (together, the “IPO Registration Statement”). In connection with the Potential Initial Public Offering, we intend to apply to list our ordinary shares on the NYSE. Such IPO Registration Statement and contemplated listing are not yet effective, and our ordinary shares may not be sold, nor may offers to buy be accepted, prior to the time the IPO Registration Statement is declared effective by the SEC. The Potential Initial Public Offering is subject to market and other conditions, and may not be completed as expected or at all.
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
Aspen Re
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
Aspen Insurance
Aspen Insurance offers a variety of insurance products, including, but not limited to: (i) first party insurance, (ii) specialty insurance, (iii) casualty insurance, (iv) financial and professional lines insurance, and (v) other insurance. In our Insurance segment, these products are written in the London Market primarily by Aspen UK and Aspen Lloyd’s via the Lloyd’s platform and, in the United States, by Aspen American Insurance Company and Aspen Specialty Insurance Company (on an admitted and excess and surplus line, basis, respectively). We also write casualty and financial and professional lines business through Aspen Bermuda Limited. Although our products are underwritten according to the guidelines associated with each local entity, our insurance business is managed globally with individual product lines grouped and managed into four select portfolios. This allows for consistency of underwriting appetite, risk selection and application of underwriting guidelines across all our jurisdictions, as well as providing opportunities for integrated marketing and relationship management efforts.
Across both Aspen Re and Aspen Insurance, in several of our product lines, business consists of a combination of open market and business written pursuant to Delegated Underwriting Authorities (“DUA”) or Programs arrangements, or through managing agents or other agents.
Investments
Our investment strategy seeks to deliver stable investment income and total return through all market cycles while maintaining appropriate portfolio liquidity and credit quality to meet the requirements of our customers, rating agencies and regulators. Income from our investment operations is included in corporate and other income and expense.
Aspen Capital Markets
We participate in the alternative reinsurance market through ACM, which acts as a conduit between Aspen’s balance sheet and third-party investors and supports each of our Insurance and Reinsurance segments. ACM sources third-party capital and develops reinsurance structures that leverage the Company’s underwriting and analytical expertise and earns underwriting, management and performance fees from third-party investors primarily through the placement and management of collateralized quota share sidecar vehicles, insurance linked securities (“ILS”) funds and other offerings. It operates primarily two distinct strategies, namely, building insurance risk portfolios tailored to investor objectives through capital sourced by Aspen Capital Management Ltd. (“ACML”), a Bermuda domiciled insurance manager and agent registered with the BMA, and strategically structuring and placing defined Aspen portfolios aligned with capital markets investors through the use of sidecars, including Peregrine Reinsurance Ltd. (“Peregrine”), a special purpose insurer. For more information on Peregrine, see “Certain Regulatory Considerations—Bermuda Insurance Regulation—Peregrine” below.
Aspen recognized the synergies between ACM and its Outwards Reinsurance teams – combining the two into Aspen Capital Partners. This move allows us to further enable our trading partners to access the full breadth of Aspen’s capabilities, including risk sourcing, underwriting, modelling, actuarial and claims.
Income from ACM’s activities is primarily allocated to the line of business being ceded within Aspen’s current two segments, Aspen Insurance and Aspen Re, and serves to reduce acquisition expenses for that business and applicable operating entity. While ACM has initially focused on property catastrophe business, it has expanded to provide capacity for property insurance and reinsurance, specialty reinsurance and casualty insurance and reinsurance.
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
The table below sets forth the gross written premiums by business segment for the twelve months ended December 31, 2024, 2023 and 2022:

	Twelve Months Ended December 31, 2024		Twelve Months Ended December 31, 2023		Twelve Months Ended December 31, 2022
Business Segment	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total

	($ in millions, except for percentages)
Reinsurance	$1,885.8	40.9%	$1,521.0	38.3%	$1,807.0	41.6%
Insurance	2,723.5	59.1	2,446.6	61.7	2,531.7	58.4
Total	$4,609.3	100.0%	$3,967.6	100.0%	$4,338.7	100.0%
For a review of our results by business segment, refer to Item 5, “Operating and Financial Review and Prospects” and Item 18, Note 3 of our consolidated financial statements, “Segment Reporting”.
Reinsurance
The reinsurance business we write can be analyzed by geographic region, reflecting the location of the reinsured risks, as set forth in the table below for the twelve months ended December 31, 2024, 2023 and 2022:

	Twelve Months Ended December 31, 2024		Twelve Months Ended December 31, 2023		Twelve Months Ended December 31, 2022
Geographic Region	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total

	($ in millions, except for percentages)
Australia/Asia	$113.2	6.0%	$120.7	7.9%	$175.0	9.7%
Europe	90.8	4.8	61.9	4.1	109.0	6.0
United Kingdom & Ireland	52.8	2.8	39.2	2.6	13.9	0.8
United States & Canada (1)	1,077.2	57.1	805.4	53.0	960.3	53.1
Worldwide excluding the United States (2)	33.2	1.8	28.8	1.9	24.2	1.3
Worldwide including the United States (3)	419.7	22.3	384.8	25.3	464.5	25.7
Other (4)	98.9	5.2	80.2	5.2	60.1	3.4
Total	$1,885.8	100.0%	$1,521.0	100.0%	$1,807.0	100.0%
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
(4)    “Other” comprises individual policies that insure risks in other countries including, but not limited to, countries in the Caribbean, South America and the Middle East.

Aspen Re’s gross written premiums by principal line of business were as follows for the twelve months ended December 31, 2024, 2023 and 2022:

	Twelve Months Ended December 31, 2024		Twelve Months Ended December 31, 2023		Twelve Months Ended December 31, 2022
Line of Business	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total

	($ in millions, except for percentages)
Casualty reinsurance	$763.3	40.5%	$558.9	36.7%	$596.4	33.0%
Property catastrophe reinsurance	430.2	22.8	366.6	24.1	354.9	19.7
Other property reinsurance	408.8	21.7	384.2	25.3	428.8	23.7
Specialty reinsurance	283.5	15.0	211.3	13.9	426.9	23.6
Total	$1,885.8	100.0%	$1,521.0	100.0%	$1,807.0	100.0%
Casualty Reinsurance: Casualty reinsurance is written on an excess of loss, proportional and facultative basis and consists of U.S. treaty, international treaty and casualty facultative reinsurance. Our treaty business comprises exposures to workers’ compensation (including catastrophe), medical malpractice, general liability, auto liability, professional liability and excess liability including umbrella liability. Our facultative business reinsures mainly auto liability and general liability exposures.
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
Specialty Reinsurance: Specialty reinsurance is written on an excess of loss and proportional basis and consists of mortgage reinsurance, marine, energy, technical lines (including nuclear and contingency), agriculture, terrorism, and other specialty lines. Our specialty agricultural reinsurance business covers crop and multi-peril business. Other specialty lines include reinsurance treaties and some insurance policies covering policyholders’ interests in marine, energy, contingency, terrorism, engineering, nuclear, medical expense and personal accident. Aspen ceased writing new and renewal reinsurance for the aviation, space and bloodstock business lines from October 2022.

Insurance
The insurance business we write can be analyzed by geographic region, reflecting the location of the insured risk, as set forth in the table below for the twelve months ended December 31, 2024, 2023 and 2022:

	Twelve Months Ended December 31, 2024		Twelve Months Ended December 31, 2023		Twelve Months Ended December 31, 2022
Geographic Region	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total

	($ in millions, except for percentages)
Australia/Asia	$64.6	2.3%	$57.1	2.3%	$82.5	3.3%
Europe	117.3	4.3	117.5	4.8	85.5	3.4
United Kingdom & Ireland	562.0	20.6	493.3	20.2	471.9	18.6
United States & Canada (1)	1,869.8	68.7	1,666.6	68.1	1,755.4	69.3
Worldwide excluding the United States (2)	0.2	—	—	—	—	—
Worldwide including the United States (3)	15.3	0.6	32.4	1.3	77.2	3.1
Other (4)	94.3	3.5	79.7	3.3	59.2	2.3
Total	$2,723.5	100.0%	$2,446.6	100.0%	$2,531.7	100.0%
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
(4)    “Other” comprises individual policies that insure risks in other countries including, but not limited to, countries in the Caribbean, South America and the Middle East.
Our gross written premiums by principal line of business within our Insurance segment were as follows for the twelve months ended December 31, 2024, 2023 and 2022:

	Twelve Months Ended December 31, 2024		Twelve Months Ended December 31, 2023		Twelve Months Ended December 31, 2022
Line of Business	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total

	($ in millions, except for percentages)
Financial and professional lines insurance	$1,053.5	38.7%	$1,002.1	41.0%	$1,081.2	42.7%
Casualty and liability insurance	738.2	27.1	670.9	27.4	678.6	26.8
Specialty insurance (1)	481.7	17.7	407.6	16.6	369.4	14.6
First party insurance (1)	289.9	10.6	318.2	13.0	372.5	14.7
Other insurance	160.2	5.9	47.8	2.0	30.0	1.2
Total	$2,723.5	100.0%	$2,446.6	100.0%	$2,531.7	100.0%
_______________
(1)    Effective January 1, 2023, the Insurance segment restructured its first party and specialty insurance lines of business into two separate lines: first party insurance and specialty insurance due to changes in management structures. The 2022 period has been re-presented to ensure consistency of information.
Financial and Professional Lines Insurance: Our financial and professional lines consists of professional liability, management liability, cyber liability, cross class binders, and surety risks written on a primary, excess, quota share, program and facultative basis.
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
Cross Class Binders: Our cross class binders business is written out of the United States and the United Kingdom via several strategic (re)insurance partnerships. Cross class binders has several multi-product offerings across first party insurance, specialty insurance, casualty and liability insurance, and financial and professional lines insurance.
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
Natural Resources and Construction: Our natural resources and construction unit underwrites a variety of worldwide onshore energy and offshore energy, alongside the construction sector with a focus on property covers.
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
Other Insurance: Our other insurance line includes Aspen Underwriting Limited’s participation as a corporate member in Carbon Syndicate 4747, and our partnership with Ki Syndicate 1618. Carbon Syndicate 4747 provides (re)insurance products covering property and third-party liability. Our partnership with Ki offers digitally underwritten follow capacity for insurance products covering Property, Casualty, and Specialty insurance.
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

Under the terms of the LPT, Enstar’s subsidiary will reinsure net losses incurred on or prior to December 31, 2019 on all of the Company’s net loss reserves of $3,120.0 million as of September 30, 2021. The LPT provides for a limit of $3,570.0 million in consideration for a premium of $3,160.0 million. The amount of net loss reserves ceded, as well as the premium and limit amounts provided under the LPT, have been adjusted for claims paid between October 1, 2021 and the closing date of the transaction. The premium includes $770.0 million of premium previously paid with respect to reserves ceded under the Original Agreement, which will continue to be held in trust accounts to secure the Enstar subsidiary’s obligations under the LPT. The incremental new premium will initially be held in funds withheld accounts in their original currencies maintained by the Company but will be released to the trust accounts maintained by the Enstar subsidiary no later than September 30, 2025. The funds withheld by the Company will be credited with interest at an annual rate of 1.75% plus, for periods after October 1, 2022, an additional amount equal to 50% of the amount by which the total return on the Company’s investments and cash and cash equivalents exceeds 1.75%. Under the LPT, the Enstar subsidiary has assumed claims control of the subject business, pursuant to the provisions of an administrative services agreement subsequently entered into between the parties in June 2022.
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
The Board delegates oversight of the management of certain key risks to its Risk, Audit, Investment and Conflicts Committees, as well as (subject to the completion of the Potential Initial Public Offering, at which point they will take formal effect, unless otherwise determined by the Board) the Compensation Committee and Nominating and Corporate Governance Committee. The Audit and Conflicts Committees are comprised entirely of independent directors and all Board Committees are structured to ensure appropriate and objective challenge of, and discussion with, management. The chairs of the Board Committees report regularly to the Board on the committees’ discussions, and in any event at each of the regular meetings of the Board. In addition, the Board Committees may facilitate informational calls with management from time to time where required and in accordance with the Company’s operating guidelines.
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
Compensation Committee: Upon completion of the proposed Initial Public Offering, the Compensation Committee will assist the Board in its oversight duties in respect of the compensation philosophy and strategy of the Aspen Group and its subsidiaries, including, but not limited to, approval of the Group’s policies relating to the compensation of its employees, the approval of any issuance of equity or equity-based securities and oversight of the compensation of the Company’s Group Chief Executive Officer, key senior employees, executive officers and non-employee directors. The Compensation Committee will formally take effect upon completion of the Potential Initial Public Offering.
Nominating and Corporate Governance Committee: Upon completion of the Potential Initial Public Offering, the Nominating and Corporate Governance Committee will assist the Board in its oversight of the evaluation of management and the Board, including the Board Committees, corporate governance matters and practices and make recommendations to the Board in relation thereto, and identify, evaluate and nominate individuals qualified to become Board members and to recommend to the Board director nominees for approval by shareholders at the annual general meetings of shareholders. The Nominating and Corporate Governance Committee will formally take effect upon completion of the Potential Initial Public Offering.
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
Underwriting Committee: The primary purpose of the Underwriting Committee is to assist the Group Executive Committee through oversight of the design, implementation and operation of the strategic direction of the underwriting function of the Aspen Group, including the review and management of overall underwriting risk and appetite across the Insurance and Reinsurance underwriting segments and all underwriting platforms and legal entities, as well as the coordination of outwards reinsurance placements and approvals.
Risk and Capital Committee: The primary purpose of the Risk and Capital Committee is to assist the Group Executive Committee through oversight of the internal control and risk management framework of the Aspen Group. In particular, the Risk and Capital Committee has specific responsibilities in relation to the review of the internal model, monitoring of solvency, capital and liquidity considerations and risk limits for accumulating underwriting and investment exposures, as well as certain compliance matters.
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
Asset and Liability Management Committee: The primary purpose of the Asset and Liability Management Committee is to oversee the management of the Company’s asset and liability management framework, including in relation to interest rate, liquidity, foreign exchange, credit and inflation risks across its assets and liabilities, as well as the development of, and monitoring the adherence to, associated policies and procedures, and review of key assumptions relating to the Company’s investment strategy, funding, capital management and treasury plans underpinning the development of the Company’s annual business plan as might impact asset and liability outcomes, in collaboration with other business functions.
Valuation Committee: The primary purpose of the Valuation Committee is to assist the Group Executive Committee, and in particular, the Group Chief Financial Officer, in its oversight of the valuation framework of the investment portfolio of the Aspen Group, including, but not limited to, hard-to-value and illiquid investments.
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

The Company’s worldwide estimated net PML exposures (net of retrocession and reinstatement premiums) as at January 1, 2025 and January 1, 2024 were as follows:

	As at January 1, 2025
($ in millions, except for percentages)	1-in-100 year PML (1)	1-in-100 year PML as % of Shareholders’ Equity (1)	1-in-250 year PML (1)	1-in-250 year PML as % of Shareholders’ Equity (1)
Worldwide All Perils (2)	$242.2	7.2%	$329.9	9.8%

	As at January 1, 2024
($ in millions, except for percentages)	1-in-100 year PML (1)	1-in-100 year PML as % of Shareholders’ Equity (1)	1-in-250 year PML (1)	1-in-250 year PML as % of Shareholders’ Equity (1)
Worldwide All Perils (2)	$229.9	7.9%	$335.7	11.5%
_______________
(1)    Based on total shareholders’ equity of $3,371.9 million and $2,908.5 million as at December 31, 2024 and 2023, respectively. The estimates reflect Aspen’s view of the modelled maximum losses at the return periods shown which include input from various third-party vendor models and Aspen’s proprietary adjustments to these models and planned reinsurance purchases. Catastrophe loss experience may materially differ from the modelled PMLs due to limitations in one or more of the models or uncertainties in the application of policy terms and limits.
(2)    Includes all natural catastrophe perils where Aspen has identified an appropriate stochastic model, such as hurricanes, typhoons, wildfire, earthquakes, etc., and includes a loading for non-modelled classes for our most material peril regions.
From January 1, 2024 to January 1, 2025, there were two main drivers of PML movement. The first was increased gross exposure on the Property Reinsurance lines to take advantage of increased ACM capacity during 2024. This was slightly offset by a retraction at 1 January 2025 with underwriting decisions to non-renew a number of risks. This would have resulted in a general reduction in net PMLs over the whole period. However, an updated view of risk was introduced for North Atlantic Hurricane which had impacts that varied significantly by region. The Worldwide All Perils 1-in-100 PML increased primarily due to the large model increases seen in the Florida and South East region of US Windstorm which also largely offset the Worldwide All Perils 1-in-250 PML decreases.
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

The following tables show our gross written premiums by broker and agent for each of our business segments for the twelve months ended December 31, 2024, 2023 and 2022:

	Twelve Months Ended December 31, 2024		Twelve Months Ended December 31, 2023		Twelve Months Ended December 31, 2022
Reinsurance	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total (1)	Gross Written Premiums	% of Total (1)

	($ in millions, except for percentages)
Marsh & McLennan Companies, Inc.	$610.7	32.4%	$461.3	30.3%	$585.8	32.4%
Aon Corporation	472.7	25.1	395.3	26.0	548.2	30.3
Arthur J. Gallagher	307.6	16.3	213.0	14.0	111.8	6.2
Others	494.8	26.2	451.4	29.7	561.2	31.1
Total	$1,885.8	100.0%	$1,521.0	100.0%	$1,807.0	100.0%
_________________
(1)    The prior periods are re-presented to ensure consistency and replicate the current year breakdown for the addition of new material brokers and/or agents.

	Twelve Months Ended December 31, 2024		Twelve Months Ended December 31, 2023		Twelve Months Ended December 31, 2022
Insurance	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total (1)	Gross Written Premiums	% of Total (1)

	($ in millions, except for percentages)
Arthur J Gallagher (UK) Limited	$299.4	11.0%	$137.6	5.6%	$82.6	3.3%
Marsh & McLennan Companies, Inc.	287.3	10.5	245.7	10.0	361.2	14.3
Aon Corporation	269.8	9.9	251.0	10.3	421.2	16.6
Ryan Specialty	201.6	7.4	271.9	11.1	235.4	9.3
AmWINS Group Inc	132.7	4.9	137.6	5.6	113.7	4.5
Brown & Brown Inc	118.4	4.3	147.4	6.0	135.9	5.4
Willis Group Holdings, Ltd.	116.3	4.3	75.9	3.1	154.2	6.1
CRC Swett	87.0	3.2	82.7	3.4	93.0	3.7
Lockton Inc	78.9	2.9	60.6	2.5	109.8	4.3
Euclid	78.8	2.9	97.2	4.0	152.3	6.0
Others	1,053.3	38.7	939.0	38.4	672.4	26.5
Total	$2,723.5	100.0%	$2,446.6	100.0%	$2,531.7	100.0%
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

As at December 31, 2024, we maintained an Asset and Liability Management Committee, which reports into the Group Executive Committee. The Group Chief Investment Officer is a voting member of the Asset and Liability Management Committee and provides updates as appropriate to the Group Investment Committee of the Board at its regular meetings, which in turn reports up to the Board. The primary purpose of the Asset and Liability Management Committee is to oversee the management of the Company’s asset and liability management framework, including in relation to interest rate, liquidity, foreign exchange, credit and inflation risks across its assets and liabilities, as well as the development of, and monitoring the adherence to, associated policies and procedures, and review of key assumptions relating to the Company’s investment strategy underpinning the development of the Company’s annual business plan as might impact asset and liability outcomes, in collaboration with other business functions.
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

Certain Regulatory Considerations
General
The business of insurance and reinsurance is regulated in most countries, although the degree and type of regulation varies significantly from one jurisdiction to another. Compliance obligations are increasing in most jurisdictions as the focus on insurance regulatory controls has escalated in recent years, with particular emphasis on regulation of solvency, risk management and internal controls. The discussion below summarizes the material laws and regulations applicable to our Operating Subsidiaries and, where relevant, Peregrine. Our companies have met or exceeded the solvency margins and ratios applicable to them under relevant laws and regulations as at December 31, 2024.
Group Supervision
The Bermuda Monetary Authority (the “BMA”) acts as the group supervisor of the Aspen Group and has named Aspen Bermuda as the designated insurer. The Insurance Act 1978, as amended (the “Insurance Act”) and related group supervision regulations (collectively, the “Group Supervision Regime”) set out provisions regarding group supervision and the responsibilities of the designated insurer. The Group Supervision Regime is in addition to the regulation of the Operating Subsidiaries in their local jurisdictions.
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
The BMA released a consultation paper, 'Proposed Enhancements to the Insurance Group Supervision Framework', on December 4, 2024 (the “Group Supervision Consultation Paper”) introducing mandatory group supervision by the BMA where an insurance group's ultimate parent company is incorporated in Bermuda. The proposals include the introduction of a 'designated insurance holding company' to replace the current roles and responsibilities attributed to the 'designated insurer' and introduce a minimum set of direct powers to facilitate a more effective and robust supervisory and enforcement mechanism for Bermuda's insurance groups. Some of the key proposals involve (i) ensuring the group supervision is mandatorily triggered by the presence of both a registered insurance entity and its ultimate parent company in Bermuda, where the ultimate parent company also owns insurance entities outside of Bermuda; (ii) removing the indirect supervisory approach elements currently exercised via the designated insurer; (iii) enhancing supervisory powers and (iv) introducing provisions to allow for the designation and registration of insurance holding companies. Feedback on the Group Supervision Consultation Paper received by the BMA will be considered before finalizing any recommendations for amendments to the Group Supervision Regime. Should the proposals come into force (i) it is anticipated that Aspen Bermuda will no longer be directly supervised by the BMA and the Company will become directly supervised by the BMA as the 'designated insurance holding company' of the Aspen Group and (ii) there will be no grandfathering of the existing structures, and a one-year transition will be afforded to allow affected groups and the BMA to prepare implementing the enhancements.
Annual and Quarterly Filings. On an annual basis, the Aspen Group is required to submit to the BMA: (i) a group statutory financial return; (ii) audited group financial statements including notes to the financial statements, in accordance with GAAP standards (“Group Financial Statements”); and (iii) a group capital and solvency return, which includes the Group BSCR, a risk-based capital adequacy model, and associated schedules, including, amongst others, a Group Solvency Self-Assessment (“GSSA”), a Financial Condition Report (the “FCR”) and an opinion of a BMA approved Group Actuary on the economic balance sheet technical provisions. The GSSA is a self-assessment of our risk and solvency requirements that allows the BMA to obtain our view of the capital resources required to achieve our business objectives and to assess our governance, risk management and controls surrounding this process. The Group Financial Statements are published by the BMA on its website and the FCR is published on our public website. In addition, the Aspen Group files quarterly group financial returns with the BMA.
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

In addition, every insurance group must maintain available statutory capital and surplus in an amount equal to or exceeding its ECR. The ECR is determined either by reference to the BSCR model or an approved internal capital model. The Aspen Group currently relies on the BSCR model to establish its ECR. The BMA also expects insurance groups to operate at or above a group Target Capital Level (“TCL”), which the BMA has set at 120% of the group ECR. The Aspen Group holds capital in excess of its TCL as at December 31, 2024. While an insurance group is not currently required to maintain its statutory capital and surplus at this level, the TCL serves as an early warning tool for the BMA and failure to maintain statutory capital at least equal to the TCL will result in additional reporting requirements and enhanced regulatory monitoring, as well as the submission of a remediation plan to restore capital above the TCL.
Bermuda Insurance Regulation
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
In addition to requiring the appointment of a principal representative in Bermuda, the appointment of an independent auditor, the appointment of a loss reserve specialist and the filing of various financial statements and returns, significant provisions of the Insurance Act applicable to Aspen Bermuda include the following:
Enhanced Capital Requirements. Similar to the Group requirements, in order to minimize the risk of a shortfall in capital arising from an unexpected adverse deviation, the BMA expects Class 4 insurers such as Aspen Bermuda to maintain a TCL equal to 120% of its ECR. As at December 31, 2024, Aspen Bermuda holds capital in excess of its TCL.
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
Any applicable insurer which at any time fails to meet the ECR applicable to it must, upon becoming aware of that failure, or of having reason to believe that such a failure has occurred, immediately notify the BMA in writing. In addition, within 14 days of such notification, the insurer must file with the BMA a written report describing the circumstances leading to the failure and a remediation plan, including specific actions to be taken to rectify the failure. Further, within 45 days of becoming aware of that failure, or of having reason to believe that such a failure has occurred, the impacted insurer must furnish the BMA with: (1) unaudited statutory economic balance sheets and unaudited interim financial statements prepared in accordance with GAAP covering such period as the BMA may require, (2) the opinion of a loss reserve specialist, where applicable, (3) a declaration of compliance in respect of those statements, where applicable, (4) a capital and solvency return reflecting an ECR prepared using post-failure data, where applicable and (5) the opinion of an approved actuary, where applicable. An insurer to whom this applies shall not declare or pay any dividends until the failure is rectified.
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
The BMA implemented an economic balance sheet (“EBS”) framework, which is used as the basis to determine the ECR for all commercial insurers, including Aspen Bermuda. The EBS framework applies prudential filters and other EBS valuation adjustments to an insurer's GAAP balance sheet to produce an economic valuation of the assets and liabilities of the insurer. The Insurance (Prudential Standards) (Class 4 and Class 3B Solvency Requirement) Amendment Rules 2018 provide updates to certain aspects of the EBS framework and increase the ECR over a three-year transition period for general business and a 10-year transition period for long-term business. The Insurance (Prudential Standards) (Class 4 and Class 3B Solvency Requirement) Rules 2018 have been further amended effective March 31, 2024 by the Insurance (Prudential Standards) (Class 4 and Class 3B Solvency requirement) Amendment Rules 2024.
Restrictions on Dividends, Distributions and Reduction of Capital.  Aspen Bermuda may not declare or pay any dividends during any financial year if it would cause the insurer to fail to meet its relevant solvency margins, enhanced capital requirements or liquidity ratio, and an insurer which fails to meet its relevant margins on the last day of any financial year may not, without the approval of the BMA, declare or pay any dividends during the next financial year. In addition, as a Class 4 insurer, Aspen Bermuda may not in any financial year pay dividends which would exceed 25% of its total statutory capital and surplus, as shown on its statutory balance sheet in relation to the previous financial year, unless it files with the BMA a solvency affidavit at least seven days in advance of payment. Further, Aspen Bermuda must obtain the prior approval of the BMA before reducing by 15% or more its total statutory capital as set out in its previous year’s financial statements by filing with the BMA a solvency affidavit.
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

Material Change
All registered insurers, including Aspen Bermuda and Peregrine, are required to give the BMA 30 days' notice of their intention to effect a material change within the meaning of the Insurance Act (including, but not limited to, the amalgamation with or acquisition of another firm or the expansion into a material new line of business), and shall not take any steps to give effect to a material change unless, before the end of the notice period the registered insurer has been notified by the BMA in writing that it has no objection to such change or the period has lapsed without the BMA issuing a notice of objection.
Similarly, each designated insurer is required to give notice to the BMA of any material change in respect of the insurance group of which it is a member. This obligation will apply to Aspen Bermuda, as the designated insurer of the Aspen Group, for which the BMA acts as group supervisor. See “—Group Supervision” for more details on the potential changes to the Group Supervision Regime arising out of the Group Supervision Consultation Paper.
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
The ESA requires entities subject to it to make annual filings with the Bermuda Registrar of Companies to demonstrate the economic substance of the entity’s activities and business in Bermuda. Companies that are licensed to and carry on insurance as a relevant activity are generally considered to operate in Bermuda with adequate substance, with respect to their insurance business, if they comply with the existing provisions of (a) the Companies Act relating to corporate governance; and (b) the Insurance Act, that are applicable to the economic substance requirements, and the Registrar of Companies will have regard to such companies’ compliance with the Insurance Act (in addition to compliance with the Companies Act) in its assessment of compliance with the economic substance requirements. For those Aspen entities subject to the ESA, we expect that the filings will continue to meet the ESA requirements.

Amendments to Insurance Code of Conduct
In August 2022, the BMA published various revisions to the Insurance Code of Conduct (the "Insurance Code"), which became effective on September 1, 2022. Aspen Group and Aspen Bermuda have been required to be compliant with the bulk of the amended Insurance Code since September 1, 2023. These revisions are intended to ensure that the Insurance Code remains aligned with international standards and able to address emerging issues. Overall, the amendments aim to improve and enhance the Insurance Code and its application, while at the same time, incorporating various housekeeping changes intended to simplify the document.
The BMA will continue to assess an insurer’s compliance with the Insurance Code based on the nature, scale and complexity of the insurer's operations. The BMA does not prescribe the exact manner in which regulated insurers can demonstrate compliance with the Insurance Code and expects individual insurers to use their best judgment when determining what is proportional to their individual circumstances.
Privacy & Cyber Security Laws
PIPA regulates how any organization in Bermuda may use personal information. PIPA became fully operative on January 1, 2025 and applies to all of our Bermuda entities, including the Aspen Group, Aspen Bermuda and Peregrine. From this date, organizations in Bermuda are required to comply with a combination of principle-based and prescriptive rules for the use of personal information. Prescriptive rules for in scope organizations (i.e., those that use personal information, noting “use” is broadly defined) include a requirement to only use personal information where a legal condition applies, a requirement to appoint a data privacy officer, a requirement to provide all individuals with a privacy notice that must contain at a minimum certain required information and requirement to understand and comply with individual rights around access, rectification and erasure.
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
In November 2021, the board of directors of Aspen Bermuda approved a cyber risk policy. The board of directors of Aspen Bermuda must review and approve such policy on at least an annual basis, and reaffirmed its adoption of the cyber risk policy in November 2024. The BMA will assess a registrant’s compliance with the Cyber Risk Code in a proportionate manner relative to the nature, scale and complexity of its business. While it is acknowledged that some registrants will use a third party to provide technology services and that they may outsource their information technology resources (for example, to an insurance manager where applicable), when so outsourced, the overall responsibility for the outsourced functions will remain with the registrant’s board of directors. Failure to comply with the requirements of the Cyber Risk Code will be taken into account by the BMA in determining whether a registrant is conducting its business in a sound and prudent manner as prescribed by the Insurance Act and may result in the BMA exercising its powers of intervention and investigation.
Management of Climate Change Risks
On March 9, 2023, the BMA published the Climate Change Guidance Notes. The Climate Change Guidance Notes apply to the Aspen Group and Aspen Bermuda and outline the BMA’s expectations regarding management and reporting of climate change risks. The Climate Change Guidance Notes focus on corporate governance and risk management practices for climate risk in the context of environmental, social and governance risks of insurance business.
Although the Climate Change Guidance Notes focus on how climate change impacts risks that are transferred to insurers (i.e., ‘single materiality’), the BMA expects insurers to also specifically consider their own external impact on climate change (i.e., ‘double materiality’) as it may also revert back and affect in short, mid or long-term their own financial performance, reputation and operations and, by extension, the financial soundness of the sector as a whole.

The Climate Change Guidance Notes seek to take into account the diversity of insurers in the market. While it targets minimum standards the BMA expects insurers to embed into their operations, the BMA's expectations continue to be based on the principle of proportionality. Therefore, the application to the Aspen Group and Aspen Bermuda will be dependent on the nature of our operations and the scale, complexity and risk profile of our insurance business.
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
U.K. and E.U. Insurance Regulation
General. The financial services industry in the United Kingdom is currently regulated by the U.K.’s Financial Conduct Authority (“FCA”) and the Prudential Regulation Authority (“PRA”) (collectively, the “U.K. Regulators”). Aspen UK is authorized by the PRA to effect and carry out (re)insurance contracts in the United Kingdom in classes of general (non-life) business and is regulated by both the PRA with respect to prudential matters and by the FCA with respect to the conduct of its business. AMAL is authorized by the PRA and regulated by the PRA with respect to prudential matters and the FCA with respect to the conduct of its business. AMAL and AUL are also subject to regulation and direction from Lloyd’s. For more information see “—Lloyd’s Regulation” below.
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
U.K. authorized insurers and Lloyd’s managing agents must comply with the PRA’s requirements (as set out in the PRA Rulebook) and insurers, managing agents and insurance intermediaries must comply with the FCA’s requirements (as set out in the FCA Handbook), which include the PRA’s Fundamental Rules and the FCA’s Principles for Businesses. In particular, under both Fundamental Rule 7 and Principle 11, firms must deal with the U.K. Regulators in an open and cooperative way, and must disclose to the U.K. Regulators anything of which they would reasonably expect notice. Such notifications may include where the firm has reason to believe that it has materially failed to comply with any requirement or if a senior manager is involved in any prohibited activity. U.K. authorized insurers, managing agents and insurance intermediaries must also adhere to a wide range of U.K. insurance legislation. The most notable of such legislation is the FSMA, which includes the requirements for becoming authorized to conduct regulated insurance activities, regulated and prohibited activities of an insurance company and an insurance intermediary, the approval process for the acquisition or disposal of control of insurance companies and insurance intermediaries, rules on financial promotions, transfers of insurance portfolios and market abuse provisions. This is complemented by a range of statutory instruments on certain subjects, for example, the authorization or exemption process. Legislation based on Solvency U.K. is also relevant (as defined and described in more detail under “—Brexit Transition Update” below). In addition, U.K. companies carrying out insurance activities must comply with general legislation, such as the U.K. Companies Act 2006.

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
The FCA’s “consumer duty” aims to have a material impact on how financial services companies including insurance companies, managing agents and insurance intermediaries interact with retail customers and set higher standards of care to retail customers over the lifecycle of their products. The rules build on existing product governance and pricing rules and require in-scope companies to define, monitor and evidence how the business models, actions and culture are delivering good customer outcomes in the four areas of products and services, price and value, consumer understanding and consumer support. The consumer duty applies to broadly the same types of customers as ICOBS, and non-large commercial customers as well as consumers.
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
All persons who effectively run the insurance undertakings, managing agents and insurance intermediaries or have other key functions must at all times be fit and proper and notified to and/or approved by the PRA/FCA and Lloyd’s (where applicable). The U.K.’s framework for ensuring the standards of such persons is the Senior Managers and Certification Regime (“SM&CR”). The SM&CR consists of three parts: the Senior Managers Regime, the Certification Regime and the Conduct Rules. The application of SM&CR depends on the individual’s role and level of seniority in a business.
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

Brexit Transition Update
As a result of Brexit concluding on December 31, 2020, Aspen UK lost its ability to underwrite insurance business in all EEA member states via the freedom of services and freedom of establishment rights. However, AMAL continues to be able to access the EEA market through Lloyd’s Insurance Company. Lloyd’s Insurance Company commenced underwriting all non-life risks from non-U.K. EEA countries from January 1, 2019. Our business written through Lloyd’s Insurance Company is 100% reinsured by Syndicate 4711.
Aspen UK has been permitted to continue to collect premiums and pay claims, in all E.U. jurisdictions where it had live risks and/or claims as at Brexit, other than Sweden. In Denmark, Spain and the Netherlands this was under transitional arrangements which expired in 2021, 2022 and 2023, respectively. Transitional arrangements in Ireland expire in 2035. Aspen UK has taken steps to ensure compliance with all post-Brexit local regulatory requirements; this includes action (including novation) to ensure that valid Swedish claims can be settled, and seeking to ensure in jurisdictions with time-limited transitional arrangements that all policies had expired or been novated, and claims where it is the lead insurer settled prior to the expiry of such arrangements.One Spanish claim in litigation continues. Following the March 17, 2023 deadline in the Netherlands, however, we were subsequently made aware that the novation of one coverholder risk had not in fact completed before the deadline; this has been reported to DNB (the Dutch regulator). We were informed on July 28, 2023 that the matter had been referred to the DNB’s enforcement team, but as of November 6, 2024, the DNB have taken no further action. Cancellation and re-writing of the risk onto Lloyd’s Insurance Company with a March 17, 2023 effective date was completed to resolve the situation, and the DNB so informed. For more information, see “Risk Factors—Risks Related to Our Business—Regulatory Risks—The United Kingdom’s withdrawal from the European Union has had, and may continue to have, an adverse impact on our business, results of operations and financial condition.”
U.K. Prudential Regime for Insurers - Reforms Post Brexit. Aspen UK and AUL (by virtue of being a Lloyd’s corporate member) are required to meet economic risk-based solvency requirements that were originally set out by the E.U. directive covering the capital adequacy, risk management and regulatory reporting for insurers (the “Solvency II Directive”). The Solvency II Directive, together with European Commission delegated and implementing acts and guidance issued by the European Insurance and Occupational Pensions Authority, has been adopted by the PRA in the United Kingdom and sets out classification and eligibility requirements, including the features which capital must display in order to qualify as regulatory capital.
Despite the Brexit transitional period coming to an end, the European Union (Withdrawal) Act 2018, as amended, has retained all directly applicable direct E.U. legislation into domestic U.K. law (legislation which applied directly in the United Kingdom before 11:00 pm on December 31, 2020) and preserved the U.K. transposition of E.U. directives at that point, thus ensuring the continuing application of the regulatory framework brought about by the Solvency II Directive under the U.K.’s financial services regulatory regime (“Solvency U.K.”).
In June 2023, the Financial Services and Markets Act 2023 (“FSMA 2023”) received royal assent. FSMA 2023 provides a framework for the revocation of retained E.U. law in financial services (including Solvency U.K.) and its replacement with corresponding regulators’ rules (in the case of Solvency II, mainly in the PRA’s Rulebook). Since the transition period, the Solvency U.K. has been subject to a major review in its application in the United Kingdom, corresponding with a parallel review in the European Union (known as the 2020 review).
Following the release of His Majesty’s Treasury’s (“HM Treasury”) consultation paper in April 2022, it published its response in November 2022 which sets out the U.K. Government’s final reform package on the Solvency II framework in the United Kingdom. An additional PRA policy statement on “Review of Solvency II: Adapting to the UK insurance market” (PS2/24) also came out in February 2024 providing the PRA’s feedback to responses received to an earlier June consultation paper. Significant changes to be introduced by these reforms included the reduction in risk margin by 30% for non-life insurers and the proposal to remove branch capital requirements. The U.K. Government has also decided to introduce a new mobilization scheme for insurers which would create an optional stage in a prospective insurer’s entry to the market, including adjusted entry requirements such as a lower capital floor, lower expectations for key personnel and governance structures, and exemptions from certain reporting requirements. The U.K. Government has also decided to increase the thresholds for the size and complexity of insurers before Solvency U.K. applies to £25 million in annual gross written premiums and to £50 million in gross technical provisions.

In June 2023, HM Treasury published draft legislation focusing on changes to the risk margin and the PRA issued the first of two consultations (the second was published at the end of September 2023) covering reform proposals for insurers. The Insurance and Reinsurance Undertakings (Prudential Requirements) (Risk Margin) Regulations 2023 came into force on December 31, 2023 and modified the current risk margin calculation. The other reforms forming part of Solvency U.K. became effective on December 31, 2024 on the implementation of the PRA’s Policy Statement PS15/24 (Review of Solvency II: Restatement of assimilated law). The PRA has stated that these reforms and restatement of rules provide a new regulatory framework for maintaining the safety and soundness of insurance firms and protecting their policyholders, and that the PRA will continue to evolve its prudential regulatory framework for the insurance sector in 2025 and beyond.
Capital Requirements under the U.K. Prudential Regime
Aspen UK is required to maintain a minimum margin of solvency (known as “own funds”) equivalent to their Solvency Capital Requirements (“SCR”) at all times, the calculation of which depends on the type and amount of insurance business written as well as reserve, credit, market and operational risks. To cover similar risks, AUL is required to maintain funding equivalent to its Lloyd’s Economic Capital Assessment (ECA) which is valued by reference to the syndicates’ SCRs. The financial resources maintained in support of the SCR must be adequate, both as to amount and quality, to ensure that there is no significant risk that an entity’s liabilities cannot be met as they fall due. If the PRA with respect to Aspen UK or Lloyd’s with respect to Aspen Lloyd’s considers that there are insufficient capital resources, it can impose additional requirements in relation to the amount and quality of the resources it considers necessary. Any failure to comply with such requirements introduced by regulators can result in intervention by regulators or the imposition of sanctions, which could have an adverse effect on Aspen UK’s and/or Aspen Lloyd’s results and financial position.
The SCR is calculated by an approved internal capital model or by a standard formula prescribed by Solvency U.K. Aspen UK has received approval from the PRA, and AMAL has received approval from Lloyd’s, to use an agreed internal model to calculate their respective SCR (the “Internal Model”). Aspen UK and AMAL are required to ensure that the Internal Model operates properly on a continuous basis and that it continues to comply with the “Solvency Capital Requirements - Internal Models” provisions as set out in the PRA Rulebook and Solvency U.K., and, with respect to AMAL, within the Lloyd’s regulatory framework, including the principles for doing business at Lloyd’s. If Aspen UK fails to comply with these requirements, the PRA may revoke its approval for Aspen UK to use the Internal Model. In addition, failure to adequately capture areas of risk (including as may be identified in the Own Risk and Solvency Assessment (“ORSA”)) in the calculation of the SCR may result in the PRA applying a capital add-on to the SCR calculated by the Internal Model. Aspen UK must also maintain the ability to calculate its SCR using the Standard Formula as prescribed by Solvency U.K.
In addition, Aspen UK is required to submit quarterly and annual filings with the PRA including an annual Solvency and Financial Condition Report (“SFCR”), which must be posted on Aspen’s website. Aspen UK must submit an annual ORSA to the PRA and AMAL must submit an ORSA policy at an agent level to Lloyd’s and an ORSA report (covering the syndicate under management) to Lloyd’s. The ORSA report is produced annually and provides a summary of all the activity and processes during the preceding year to assess and report on risks and ensure that our overall solvency needs are met at all times, and which will include a forward-looking assessment. It also explains the linkages between business strategy, business planning and capital and risk management processes. Further, Aspen UK and AMAL may need to perform an additional ORSA and submit the corresponding ORSA report to the PRA and/or Lloyd’s, following any significant change in its risk profile. In 2021, the PRA granted Aspen UK a waiver for five years absolving it from the requirement to produce certain regulatory returns at the U.K.-sub-group level due to Aspen Bermuda being subject to equivalent group supervision.
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
The most prominent “material outsourcing” rules that apply to Aspen UK and AMAL are set out in the PRA’s supervisory statements, “Outsourcing and third party risk management” (SS2/21) and “Operational resilience: Impact tolerances for important business services” (SS1/21). Aspen UK and AMAL are also subject to a number of related rules that derive from Solvency U.K.

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
Restrictions on Dividend Payments.  The company law of England and Wales prohibits English companies, including Aspen UK, AMAL, AUL, AUKSSL, and other subsidiaries of ours organized under the company law of England and Wales, from declaring dividends to their shareholders unless they have profits available for distribution. The determination of whether a company has profits available for distribution is based on its accumulated realized profits and other distributable reserves less its accumulated realized losses. While the U.K. insurance regulatory rules impose no general restrictions on a general insurer’s ability to declare a dividend, the PRA’s rules require each authorized insurance company within its jurisdiction to maintain its solvency margin at all times, and any action to declare or pay a dividend in breach of SCR without a PRA waiver may result in the firm’s shares being rendered ineligible for Tier 1 treatment. Accordingly, Aspen UK, Aspen Lloyd’s (acting through AMAL), AUL and AUKSSL may not pay a dividend if the payment of such dividend would result in their SCR coverage ratio falling below certain levels. In addition, any future changes regarding regulatory requirements, including those described above, may restrict the ability of Aspen UK, AMAL, AUL and AUKSSL to pay dividends in the future.
Environmental, Social and Governance
ESG continues to be an area of focus among our global regulatory authorities including but not limited to the PRA, FCA, Lloyd’s and the BMA. The regulators have indicated that ESG will remain a supervisory priority and firms are required to comply with existing and emerging ESG-related requirements. Existing environmental regulations such as the PRA’s supervisory statement SS3/19 “Enhancing banks’ and insurers’ approaches to managing the financial risks from climate change” require Aspen UK and AMAL to: (i) fully embed consideration of climate-related risks into its governance arrangements; incorporate climate-related financial risks into existing risk management practices; (ii) utilize scenario analysis to inform strategy setting, risk assessment and risk identification; and (iii) develop and maintain an appropriate approach to the disclosure of climate-related financial risks. In January 2025, the PRA issued a letter to CEOs concerning its 2025 priorities for insurance supervision, where it indicated that it is planning to consult on an update to SS3/19 to support firms’ progress in improving their management of climate-related financial risks. Aspen UK and AMAL are also required to allocate responsibility for managing climate-related risk to a senior manager under SM&CR. Similar climate-related regulations exist for Aspen Group and Aspen Bermuda under the BMA’s Climate Change Guidance Notes.
In October 2021, Lloyd’s published their guidance for managing agents (such as AMAL) on best practices for establishing an ESG strategy and framework. The guidance focuses on integrating ESG within business planning and operations, engagement with the value chain, and policies and conditions. This guidance was supplemented by additional guidance issued by Lloyd’s in July 2024.
On November 28, 2023, the FCA published Policy Statement 23/16 which set out its final rules and guidance on the sustainability disclosure requirements and investment labels regime. As part of this regime,the FCA introduced, among other things, a general ‘anti‑greenwashing’ rule, which is applicable to Aspen UK and AMAL, to clarify that sustainability-related claims must be clear, fair and not misleading. The general ‘anti-greenwashing’ rule came into force on May 31, 2024 and the FCA also published guidance (FG 24/3) on the expectations for FCA authorized firms subject to the general ‘anti-greenwashing rule’ which took effect at the same time.

In September 2023, the PRA and FCA issued a joint consultation paper (CP18/23 and CP23/20) on diversity and inclusion applicable to Aspen UK and AMAL.On March 12, 2025, the PRA and FCA each issued a statement to confirm that, based on feedback received and in order to reduce regulatory burden on firms, they have decided not to publish new rules on diversity and inclusion and will not revisit this position until after the implementation of any new legislation in this area. However, the PRA and FCA have indicated that they will continue to support voluntary industry initiatives. The FCA also indicated that it continues to prioritize its work to tackle non-financial misconduct and will set out next steps by June 2025. For further information refer to “Risk Factors—Risks Related to Our Business—Strategic Risks—Increasing scrutiny and evolving expectations from investors, customers, regulators, policymakers and other stakeholders regarding environmental, social and governance matters may adversely affect our reputation or otherwise adversely impact our business and results of operations.”
Brexit and the U.K. GDPR. Following the United Kingdom’s departure from the European Union, commonly referred to as Brexit, the European Union General Data Protection Regulation’s (the “E.U. GDPR”) data protection obligations continue to apply to the United Kingdom in substantially unvaried form under the so called “U.K. GDPR”. The U.K. GDPR exists alongside the U.K. Data Protection Act 2018 which implements certain derogations in the U.K. GDPR into U.K. law. Under the U.K. GDPR, companies not established in the U.K. but who process personal data (i.e., information which identifies or from which an individual is identifiable) in relation to the offering of goods or services to individuals in the United Kingdom, or to monitor their behavior will be subject to the U.K. GDPR and will be required to appoint a data protection representative in the U.K., provided certain exceptions are not met. Otherwise, the requirements of the U.K. GDPR are currently virtually identical to those of the E.U. GDPR and as such, may lead to similar compliance and operational costs. For information on E.U. GDPR and U.K. GDPR, refer also to “Risk Factors—Risks Related to Our Business—Other Operational Risks—Compliance with ever evolving national, federal, state, and international laws relating to the handling of information collected from or about individuals involves significant expenditure and resources, and any failure by us or our vendors to comply may result in significant liability, negative publicity and/or an erosion of trust, which could materially adversely affect our business, results of operations and financial condition.”
In addition, Brexit has implications for transfers of personal data between the UK and the EEA and vice versa. Transfers of personal data from the U.K. to the EEA and vice versa are unrestricted and do not require additional safeguards since the EEA has formally declared the UK’s data protection regime as “adequate” and similarly the UK has formally approved the adequacy of the EU. As a result, transfers of personal data from the EEA to the UK, and vice versa, remain unrestricted and do not require any additional safeguards. The duration of the current adequacy decision will expire on June 27, 2025, at which point the European Commission can decide whether to extend the adequacy decision for a further period up to a maximum of another four years.
E.U./U.K. Cybersecurity and Privacy Laws and Regulations. The E.U. GDPR and U.K. GDPR (together referred to as the “GDPR”) impose comprehensive data privacy compliance obligations in relation to our collection, processing, sharing, disclosure, transfer and other use of personal data including a principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audits.
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
Failure to comply with the GDPR could result in penalties for noncompliance. Since we are potentially subject to the supervision of various EU Member State/UK data protection authorities under both the E.U. GDPR and the U.K. GDPR, it is not excluded that we are faced with enforcement action in various EU/UK jurisdictions. Penalties for certain breaches are up to the greater of EUR 20 million/GBP 17.5 million or 4% of our global annual turnover. In addition to fines, a breach of the GDPR may result in regulatory investigations, reputational damage, orders to cease/change our data processing activities, enforcement notices, assessment notices (for a compulsory audit) and/or civil claims (including class actions).

The GDPR regulates cross-border transfers of personal data out of the EEA and the U.K. Case law from the Court of Justice of the European Union (“CJEU”) states that reliance on the standard contractual clauses – a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism – alone may not necessarily be sufficient in all circumstances, and that transfers must be assessed on a case-by-case basis and supported by a transfer impact assessment followed by the implementation of additional protection measures as appropriate. On October 7, 2022, President Biden signed an Executive Order on ‘Enhancing Safeguards for United States Intelligence Activities’ which introduced new redress mechanisms and binding safeguards to address the concerns raised by the CJEU in relation to data transfers from the EEA to the United States and which formed the basis of the new E.U.-U.S. Data Privacy Framework (“DPF”), as released on December 13, 2022. The European Commission adopted its adequacy decision in relation to the DPF on July 10, 2023, rendering the DPF effective as an E.U. GDPR transfer mechanism to U.S. entities self-certified under the DPF. On October 12, 2023, the U.K. Extension to the DPF came into effect (as approved by the U.K. Government) as a U.K. GDPR data transfer mechanism to U.S. entities self-certified under the U.K. Extension to the DPF. We currently rely on the E.U. standard contractual clauses and the U.K. Addendum to the EU standard contractual clauses and the U.K. International Data Transfer Agreement, as relevant, to transfer personal data outside the EEA and the U.K. with respect to both intragroup and third party transfers. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. In particular, we expect the DPF adequacy decision to be challenged and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by E.U. regulators. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, we could suffer additional costs, complaints and/or regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes; we may have to implement revised standard contractual clauses for existing intragroup, customer and vendor arrangements within required time frames; and/or it could otherwise affect the manner in which we provide our services, and could adversely affect our business, operations and financial condition.
On January 17, 2025, the E.U. Digital Operational Resilience Act (“DORA”) entered into effect. DORA applies to “financial entities” including: (i) insurance and reinsurance undertakings, and insurance intermediaries, reinsurance intermediaries and ancillary insurance intermediaries and (ii) ICT third-party service providers to financial entities. DORA imposes regulatory obligations to reinforce the digital operational resilience of entities operating in the financial services industry, and to adequately manage and remediate risks related to the engagement of ICT third-party service providers. In addition to financial entities, DORA only imposes direct regulatory obligations on ICT third-party service providers that are considered “critical” within the meaning of DORA. Non-critical ICT third-party service providers are only indirectly impacted by DORA, by virtue of the mandatory contractual terms that DORA requires financial entities to implement with ICT third-party service providers.
DORA does not provide for minimum or maximum monetary sanctions but empowers E.U. Member State competent authorities to enforce DORA and determine the appropriate sanction on the basis of the factors set out in DORA, including the gravity and duration of the infringement. Sanctions may be administrative or criminal in nature, and DORA also provides that individual members of the management body can be held personally liable for any non-compliance.
E.U. / U.K. AI Laws and Regulations. The EU has developed a standalone law to govern the offering and use of AI systems in the EU (the “AI Act”) which entered into force on August 1, 2024. The AI Act will apply in phases depending on the regulatory requirement in question from February 2025 to August 2027, when all provisions of the AI Act will apply. The AI Act imposes regulatory requirements onto AI system providers, importers, distributors, and deployers, in accordance with the level of risk involved with the AI system (“unacceptable”, “high”, “limited”, and “minimal” risk). General-purpose AI systems have also been made subject to a number of requirements – mostly akin to the requirements that apply to high-risk AI systems under the AI Act.
Non-compliance with the AI Act may be subject to regulatory fines of up to 7% of annual worldwide turnover or €35 million. In parallel, on October 10, 2024, the E.U. adopted the E.U. Product Liability Directive to regulate non-contractual and non-fault based liability for defective products, including digital products and AI facilitating consumer redress for defective AI and digital products.
The U.K. has not, to date, adopted a dedicated AI legislation, instead looking to rely on a principles-based, sector-specific approach to AI regulation. However, in July 2024, it was announced in the King’s Speech that new AI regulation would in fact be introduced.

We are assessing the scope of application, impact, and risk of these AI and cyber developments in the E.U. and the U.K. on our business and will continue to assess this moving forward. Compliance with these new AI and cyber laws and regulations may require substantial amendments to our procedures and policies and the changes could adversely impact our business by increasing operational and compliance costs or impact business practices. Further, there is a risk that the amended policies and procedures will not be implemented correctly or that individuals within the business will not be fully compliant with the new procedures. If there are breaches of these measures, we could face significant litigation, government investigations, administrative and monetary sanctions as well as, reputational damage which may have a material adverse effect on our operations, financial condition and prospects.

Branch Regulations
General
Aspen UK and Aspen Bermuda are required to meet local capital requirements and make required local regulatory filings in connection with their respective branch office operations.
Change of Control
Similar to the types of regulation noted above with respect to U.S. and U.K. (see “—U.K. and E.U. Insurance Regulation—Change of Control” and “—U.S. Insurance Regulation—Change of Control”), persons acquiring shares at or above the thresholds noted above may need to notify or obtain approval from regulators of the branches of Aspen Bermuda and/or Aspen UK in Australia, Canada, Singapore and Switzerland.
Switzerland
In 2019, Aspen Bermuda established a branch in Zurich, Switzerland to write property and casualty reinsurance and specialty reinsurance with inception dates from January 1, 2020. A branch that writes only reinsurance is not currently subject to supervision under the Insurance Supervision Act (Switzerland) by the Financial Markets Supervisory Authority (“FINMA”).
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
AMAL set up a subsidiary company, Aspen Singapore Pte. Ltd. (“ASPL”), to access insurance business in Singapore and regulatory approval for ASPL to act as an intermediary was received from MAS in 2015. ASPL was incorporated by ACRA in 2015 as a local company regulated by the Companies Act of Singapore. ASPL went into run-off in September 2021, and was subsequently de-authorized on a voluntary basis with effect from August 31, 2023 in accordance with local regulatory requirements. An application to have ASPL struck off from the public company register was accepted by ACRA in September 2024; ASPL’s strike off and dissolution took effect on February 20, 2025.
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
In 2021, the Company formed Aspen Australia Service Company Pty Ltd. (“AASC”), a coverholder which underwrote reinsurance business on behalf of Syndicate 4711 at Lloyd’s. AASC ceased writing new or renewal business in AASC effective as at October 31, 2022. AASC’s physical office in Australia closed as at March 31, 2023 and the Company is reviewing its strategy for the AASC legal entity.
For additional information on our branches, refer to “Note 21—Commitments and Contingent Liabilities” to our audited consolidated financial statements.
Other Regulated Firms
AUKSSL (previously APJ Services Limited) is authorized and regulated by the FCA. AUKSSL is subject to the Insurance Distribution Directive as adopted into U.K. law. In 2019, HM Treasury has announced its plans to repeal the Insurance Distribution Directive delegated acts and for the requirements of the regulations to be included in the FCA’s Handbook. In response, the FCA has issued a consultation paper (CP23/19) on the future regulatory framework for the Insurance Distribution Directive. On December 15, 2023, the final rules that transfer and replace retained E.U. law provisions from the Insurance Distribution Directive were published with an effective date of April 5, 2024. AUKSSL is subject to ongoing monitoring and annual reporting obligations. Accordingly, AUKSSL is required to submit annual reports to the FCA which provide information relating to their controllers and close links, client money and assets, accounts, market data, product sales data, remuneration data and reporting complaints. These reports are also applicable to Aspen UK and AMAL.
Lloyd’s Regulation
General.  The operations of Syndicate 4711 are subject to regulation and supervision of the PRA, FCA and the Council of Lloyd’s. AMAL is the managing agent for Syndicate 4711 and AUL is the sole corporate underwriting member of Syndicate 4711. The FCA and PRA both regulate insurers, insurance intermediaries and Lloyd’s. Lloyd’s establishes its own byelaws and regulations, including requirements made under those byelaws that all managing agents and members must comply with.
Solvency Requirements.  Underwriting capacity of a member of Lloyd’s must be supported by providing a deposit (referred to as “Funds at Lloyd’s”) in the form of cash, securities or letters of credit in an amount determined in accordance with Lloyd’s requirements and the Solvency II regime. The amount of such deposit is calculated for each member through the completion of an annual capital adequacy exercise. Under these requirements, it must be demonstrated to Lloyd’s that each member has sufficient assets to meet its underwriting liabilities plus a required solvency margin.
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
Each member of Lloyd’s is required to contribute a percentage of that member’s underwriting capacity for the relevant year of account to the Lloyd’s central fund (the “Central Fund”). If a member of Lloyd’s is unable to pay its debts to policyholders, the Council of Lloyd’s may exercise its discretion to pay the policyholder from Lloyd’s Central Fund. If Lloyd’s determines that the Central Fund needs to be increased, it has the power to assess premium levies on current Lloyd’s members. In addition, the Council of Lloyd’s has discretion to call or assess up to an additional 5% of a member’s underwriting capacity in any one year as a Central Fund contribution. Our syndicate capacity for the 2025 underwriting year is £1,300.0 million (2024— £1,300.0 million).
Lloyd’s Insurance Company. Lloyd’s Insurance Company is authorized and regulated by the NBB and regulated by the FSMA. Lloyd’s Insurance Company is an authorized insurance company licensed to write non-life risks across the EEA and the United Kingdom and also maintains 19 branches across Europe. Lloyd’s Insurance Company is able to underwrite non-life risks, which are then 100% reimbursed by Syndicate 4711. In this way, Syndicate 4711 is able to access the European market.

Principles for Doing Business at Lloyd’s (the “Principles”): Replacing the Lloyd’s Minimum Standards (the previous regime which set out the Lloyd’s regulatory requirements for Lloyd’s managing agents, the Principles set out the fundamental responsibilities expected of all managing agents, including AMAL and is the basis against which Lloyd’s will review and categorize all syndicates and managing agents in terms of their capacity and performance.
Jersey Regulation
In 2010, we purchased APJ Asset Protection, a Jersey Limited registered insurance company (“APJ Jersey”). APJ Jersey was a Jersey registered company, which formerly held a Category B Insurer permit from the Jersey Financial Services Commission (“JFSC”). APJ Jersey ceased underwriting new and renewal business in April 2020 and was placed into run-off in June 2020. APJ Jersey’s last policy expired in May 2022, and its Category B insurer permit from the JFSC was voluntarily revoked as of October 14, 2022, with agreement by the JFSC, confirmation having been received earlier in 2022 from both the JFSC and the UK’s Financial Conduct Authority of no retroactive fees or further action in relation to potential issues with APJ Jersey’s operating model. APJ Jersey satisfactorily completed summary winding up procedures in accordance with Jersey law and was dissolved with effect from September 19, 2024.
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
U.S. Regulation
General. Our U.S. operations are subject to extensive governmental regulation and supervision by the states and jurisdictions in which insurance entities operating in the United States are domiciled, licensed and/or eligible to conduct business. AAIC is licensed to write insurance on an admitted basis in all 50 U.S. states, the District of Columbia, Puerto Rico, Guam and the U.S. Virgin Islands. Aspen Specialty is licensed in North Dakota and is eligible to write surplus lines policies in all 50 U.S. states, Puerto Rico and the District of Columbia. Aspen UK and Syndicate 4711 are not licensed to write insurance on an admitted basis in any state in the United States, but are alien insurers eligible to write surplus lines business in all 50 U.S. states, the District of Columbia, Puerto Rico and other U.S. jurisdictions based on their listing in the Quarterly Listing of Alien Insurers of the International Insurers Department (“IID”) of the National Association of Insurance Commissioners (“NAIC”), the organization that works to promote standardization of best practices and assists state insurance regulatory authorities and insurers in the United States by promulgating model insurance laws and regulations for adoption by the states. However, model insurance laws and regulations are only effective when adopted by the states. Pursuant to IID requirements, Aspen UK and Syndicate 4711 have established a U.S. surplus lines trust fund to secure obligations under U.S. surplus lines policies. As of December 31, 2024, Aspen UK’s and Syndicate 4711’s surplus lines trust fund was $150.2 million (December 31, 2023 — $126.6 million).
The insurance laws and regulations of our U.S. subsidiaries’ domiciliary states have the most significant impact on our U.S. operations as well as the lead state regulator of an insurance holding company system. AAIC is domiciled in Texas and Aspen Specialty is domiciled in North Dakota. AAIC and Aspen Specialty are part of the Apollo Global Management Group holding company system. The lead state insurance regulator for the Apollo Global Management Group holding company system is the Iowa Insurance Division.
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
In addition, Texas and North Dakota law generally limit the ability of AAIC or Aspen Specialty to pay dividends above a specified level, without prior regulatory approval. Dividends or distributions in excess of specified level are deemed “extraordinary” and are subject to prior notice to and approval of the applicable state insurance regulator. The maximum amount of ordinary dividend that can be paid without prior regulatory approval is the greater of 10% of a company’s surplus as of December 31 of the preceding year, or the amount of net income from the preceding fiscal year.
Aspen U.S. Holdings, Inc. (“Aspen U.S. Holdings”) must also meet its own dividend eligibility requirements under Delaware corporate law in order to distribute any dividends received from AAIC. In particular, any dividend paid by Aspen U.S. Holdings must be declared out of surplus or net profits.

State Risk-Based Capital Regulations.  U.S. insurers are subject to risk-based capital (“RBC”) guidelines that provide a method to measure the total adjusted capital (statutory capital and surplus plus other adjustments) taking into account the specific risk characteristics of the insurer’s investments and products. The risk-based capital requirement for property and casualty insurers measures: (i) underwriting risk, which is the risk of errors in pricing and reserves; (ii) asset risk, which is the risk of asset default for fixed assets and loss-in-market value for equity assets; (iii) credit risk, which is the risk of losses from unrecoverable reinsurance and the inability of insurers to collect agents’ balances and other receivables; and (iv) off-balance sheet risk, which is primarily the risk created by excessive growth. The capital requirements for each risk category are determined by applying specified factors to assets, premiums, reserves and other items, with higher factors for items with greater underlying risk and lower factors for items with less risk. The formula is used by insurance regulators as an early warning tool to identify deteriorating or weakly capitalized companies for the purpose of initiating corrective company action or regulatory action. Insurers having less statutory surplus than required by the RBC model formula will be subject to varying degrees of regulatory action depending on the level of capital inadequacy. As of December 31, 2024, AAIC and Aspen Specialty exceeded the levels that would require company action or regulatory action.
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
Cybersecurity and Privacy Laws and Regulations. Federal and state laws and regulations require financial institutions, including insurers, to protect, among other things, the security and confidentiality of personally identifiable information and nonpublic personal information, to notify customers and other individuals about their policies and practices relating to their collection and disclosure of customer information and their practices relating to protecting the security and confidentiality of that information, and to notify regulators and consumers in the event of certain data breaches affecting personal information. Federal and state laws and regulations also regulate the ability of financial institutions to make telemarketing calls and to send unsolicited e-mail or fax messages to consumers and customers. The Gramm-Leach-Bliley Act (“GLBA”) requires financial institutions to implement administrative, technical, and physical safeguards to ensure the confidentiality, integrity, security, and proper disposal of nonpublic personal information, as well as limitations on the re-disclosure and re-use of such information.
In 2017, cybersecurity rules took effect for financial institutions, insurers and certain other companies supervised by the New York Department of Financial Services (the “NYDFS Cybersecurity Regulation”), such as AAIC, which is licensed in New York. The NYDFS Cybersecurity Regulation imposes significant regulatory requirements intended to protect the confidentiality, integrity and availability of information systems, and the information stored within, such as requirements regarding governance, incident planning, training, data management, system testing and regulator notification in the event of certain cybersecurity events. On November 1, 2023, NYDFS announced its adoption of the second amendment of the NYDFS Cybersecurity Regulation, which includes updated requirements related to: governance; controls to prevent unauthorized access to information systems, such as password controls and monitoring; risk and vulnerability assessment requirements; notification requirements; and cybersecurity training. We anticipate that the NYDFS will continue to examine the cybersecurity programs of financial institutions in the future and such examinations may result in additional expenditure of resources and regulatory scrutiny.
In 2017, the NAIC also adopted the Insurance Data Security Model Law (the “Cybersecurity Model Law”). The Cybersecurity Model Law requires insurers, insurance producers and other entities required to be licensed under state insurance laws to comply with certain requirements under state insurance laws, such as developing and maintaining a written information security program, overseeing the data security practices of third-party vendors, and providing notice of certain data breaches. As with all NAIC model laws, this Insurance Data Security Model Law must be adopted by a state before becoming law in such state. The Cybersecurity Model Law closely resembles the NYDFS Cybersecurity Regulation and, as of February 1, 2025, a version of the Cybersecurity Model Law has been adopted by more than 25 U.S. states.

Several states have enacted broad comprehensive data privacy laws that require businesses in scope to disclose information about their privacy practices and give state residents rights to access, delete, and correct their personal information and to opt out of the use of their information for targeted advertising, profiling that results in the provision or denial of decisions including insurance services, and from having their personal information sold to third parties. Most of these laws broadly exempt entities covered by the GLBA or insurers more generally. However, in 2018 California enacted the California Consumer Privacy Act (“CCPA”), which came into effect on January 1, 2020, and broadly regulates the collection, processing and disclosure of the personal information of California residents, imposes limits on the “sale” of personal information and grants California residents certain rights to, among other things, access and delete data about them in certain circumstances. CCPA also established a private right of action, with potentially significant statutory damages, whereby businesses that fail to implement reasonable security measures to protect against breaches of personal information could be liable to affected consumers. The CCPA was expanded substantially on January 1, 2023, when the California Privacy Rights Act of 2020 (“CPRA”) amendments to the CCPA became fully operative. The amended CCPA, among other things, gives California residents the ability to limit use of certain sensitive personal information, further restricts the use of cross-contextual advertising, establishes restrictions on the retention of personal information, expands the types of data breaches subject to the CCPA’s private right of action, provides for increased penalties for CCPA violations concerning California residents under the age of 16, and establishes a new California Privacy Protection Agency to implement and enforce the new law. While there is currently an exception for personal information that is subject to the GLBA and the California Financial Information Privacy Act, the CCPA may impact certain of our business activities, such as employment, job applicants, and business-to-business settings. Additionally, this exception does not apply to the private cause of action afforded to individuals for information security incidents.
Multiple states have followed California to legislate comprehensive privacy laws with data privacy rights and have enacted similar legislation which will go into effect in the coming years. While these new laws generally include exemptions for GLBA-covered data or GLBA regulated entities or their affiliates, they add layers of complexity to compliance in the U.S. market, and could increase our compliance costs and adversely affect our business.
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
Issues surrounding the use of AI are also a focus for the NAIC. In 2020, the NAIC adopted the Artificial Intelligence (AI) Guiding Principles related to artificial intelligence, its use in the insurance sector, and its impact on consumer protection and privacy, marketplace dynamics and the state-based insurance regulatory framework. In December 2023, the NAIC adopted a model bulletin, The Use of Artificial Intelligence Systems in Insurance, (the “AI Bulletin”), designed to foster uniformity among state insurance regulators regarding expectations for insurance carriers deploying AI. These initiatives have largely come from the NAIC Innovation, Cybersecurity, and Technology (H) Committee and various related working groups focused on the uses of AI in the insurance industry and the development of regulatory frameworks. States have started to adopt the AI Bulletin, which outlines how insurance regulators should govern the development, acquisition and use of AI technologies, as well as the types of information that regulators may request during an investigation or examination of an insurer in regard to AI systems.
We expect that issues related to the use of AI will continue to be an area of focus of the federal government, state legislators and insurance regulators, and the NAIC. We cannot predict what, if any, changes to laws and regulations may be enacted with regard to AI, or the impact any such legislation may have on our business practices, results of operations or financial condition.

Additionally, the NAIC and state insurance regulators have been focused on addressing unfair discrimination in the use of consumer data and technology, and some states have passed laws or introduced legislation targeting unfair discrimination practices. For example, in July 2021, Colorado adopted legislation that restricts the use of consumer data sources, algorithms, and predictive models that unfairly discriminate against an individual based on race, color, national or ethnic origin, religion, sex, sexual orientation, disability or transgender status and would provide the Colorado insurance commissioner with broad rule-making and enforcement authority. Pursuant to such legislation, in September 2023, the Colorado insurance commissioner adopted rules, focused solely on the life insurance industry, establishing expansive requirements for insurers using external consumer data and information sources to establish internal governance and risk management frameworks to ensure that such use does not result in unfairly discriminatory insurance practices. Also, in September 2023, Colorado released a draft artificial intelligence testing regulation for life insurance underwriting to complement the rules that were recently adopted. Several states have also issued guidance regarding the use of big data technology in compliance with anti-discrimination laws. Colorado also recently enacted a comprehensive AI law, Consumer Protections for Interactions with Artificial Intelligence, which will go into effect on February 1, 2026 and will apply to “high-risk AI systems” which include AI systems used in insurance and financial or lending services.
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
In December 2020, the NAIC adopted a group capital calculation (“GCC”) tool using an RBC aggregation methodology for all entities within an insurance holding company system group, including non-U.S. entities, and is seeking effective equivalency of such tool to the ICS for U.S.-based IAIGs. The NAIC has also adopted changes to the insurance holding company system model law to require, subject to certain exceptions, the ultimate controlling person of every insurer subject to the holding company registration requirement to file an annual GCC with its lead state regulator. The goal is to provide U.S. regulators with a method to aggregate the available capital and the minimum capital of each entity in a group in a way that applies to all groups regardless of their structure. The Policy Statement with respect to the U.S. participation under the Covered Agreements also provides that the United States expects that the GCC will satisfy the group capital assessment requirement under each of the Covered Agreements. The NAIC has stated that the calculation will be a regulatory tool and will not constitute a requirement or standard. It is not possible to predict what impact any such regulatory tool may have on our business.
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
Legal Proceedings
Similar to the rest of the insurance and reinsurance industry, we are subject to litigation and arbitration in the ordinary course of our business, which could include matters relating to notable natural catastrophe and man-made loss events, such as in relation to the Russian invasion of Ukraine, the Israel-Hamas conflict and COVID-19. Our subsidiaries are regularly engaged in the investigation, conduct and defense of disputes, or potential disputes, resulting from questions of insurance and reinsurance coverage or claims activities. Pursuant to our insurance and reinsurance arrangements, many of these disputes are resolved by arbitration or other forms of alternative dispute resolution. In some jurisdictions, notably the United States, a failure to deal with such disputes or potential disputes in an appropriate manner could result in an award of “bad faith” punitive damages against our Operating Subsidiaries. In addition, we may be subject to lawsuits and regulatory actions in the normal course of business that do not arise from, or directly relate to, insurance and reinsurance coverage or claims. This category of litigation typically involves, among other things, allegations of underwriting errors or omissions, employment claims or regulatory activity.
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
The Company’s principal operating subsidiaries at December 31, 2024 are as follows:

Name of Subsidiary	Jurisdiction of Incorporation	Ultimate Ownership Interest Held by AIHL
Aspen American Insurance Company	Texas	100.0%
Aspen Bermuda Limited	Bermuda	100.0%
Aspen Insurance UK Limited	United Kingdom	100.0%
Aspen Specialty Insurance Company	North Dakota	100.0%
Aspen Underwriting Limited*	United Kingdom	100.0%
* AUL (as the sole corporate member of Syndicate 4711 which is managed by AMAL; AUL also contributes capital as a corporate member of Carbon Syndicate 4747).
Refer to Exhibit 8.1 to this report for a listing of all the Company’s direct and indirect wholly-owned subsidiaries as at December 31, 2024.
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

Item 5.        Operating and Financial Review and Prospects
The following is a discussion and analysis of our financial condition and results of operations for the twelve months ended December 31, 2024 and 2023. This discussion and analysis should be read in conjunction with our audited consolidated financial statements and related notes contained in Item 18 of this report. The discussion below includes forward-looking statements, which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. See Item 5G, “Safe Harbor” below and Item 3D, “Risk Factors” of this report for a discussion of risks and uncertainties. The discussions below include certain measurements that are considered “non-GAAP financial measures” under SEC rules and regulations. See Item 5H, “Reconciliation of Non-GAAP Financial Measures” for definitions and tables that reconcile these measures to U.S. GAAP.
For a discussion and analysis of our results of operations for 2023 compared to 2022, refer to the disclosures set forth under the heading “Item 5, Operating and Financial Review and Prospects — A. Operating Results”, on pages 77-94 of our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 1, 2024.
Executive Overview
We are pleased to report another strong performance across our underwriting and investment portfolios, and from Aspen Capital Markets (“ACM”). Aspen’s continued focus on underwriting discipline and operational performance resulted in a combined ratio of 87.9% (adjusted combined ratio of 86.8%) and our net income before tax increasing to $464.1 million from $402.6 million in 2023. This strong performance has resulted in an operating income of $432.5 million, representing an increase of 17.7% over 2023.
Our 2024 results reflect the work we have done over a number of years to reshape our business to drive robust and sustainable value creation. We continue to build a diversified business with meaningful contributions from each of our core earning engines, underwriting, investments and capital market fees, while significantly reducing exposure.
Underwriting Performance. The Company reported an underwriting income of $345.8 million (adjusted underwriting income of $380.8 million) in the twelve months ended December 31, 2024, up from $326.8 million ($355.3 million adjusted underwriting income) in the twelve months ended December 31, 2023. This has resulted in a combined ratio of 87.9% (adjusted combined ratio of 86.8%) compared to 87.5% (adjusted combined ratio of 86.4%) in 2023.
Active management of the portfolio and management’s initiatives to mitigate exposure are part of continued portfolio optimization aimed at focusing on classes where Aspen has a distinct market relevance and ability to achieve superior underwriting results. We have exited programs that did not meet our pricing expectations and reduced exposure in certain lines due to concerns around market conditions. By restructuring our approach to buying reinsurance, leveraging our ACM platform and reducing PMLs, we are reducing our catastrophe volatility while maintaining a presence in catastrophe reinsurance.
The business continues to benefit from the LPT agreement with Enstar, which closed in 2022. It has positively impacted our overall capital position and enabled the deployment of capital into the continued attractive market environment, while significantly improving the protection of our balance sheet and future earnings from the potential impact of the reserve volatility on 2019 and prior accident years. As at December 31, 2024, we estimate that we have approximately $379 million of remaining limit available under the terms of the LPT (As at December 31, 2023 — $420 million).
Aspen Capital Markets. ACM reported total fee income of $169.0 million for the twelve months ended December 31, 2024 compared to $135.5 million in 2023, an increase of $33.5 million. This fee income is reflected as an offset to our acquisition costs and therefore benefits underwriting income. Our capital markets franchise has continued to grow with sourced third-party capital increasing to $2,207.4 million at the end of 2024, up from $1,662.6 million at the end of 2023. Our ability to grow and diversify the capital we source, notwithstanding a challenging environment, supports our core proposition that capital markets investors are key partners in Aspen’s future growth and innovation efforts.
Investment Performance. In 2024, we generated net investment income of $318.0 million (2023 — $275.7 million), an increase of 15.3% from the prior year. The increase in net investment income was due to the active repositioning of our investments during attractive market conditions to take advantage of higher interest rates. The book yield on the fixed income securities portfolio as at December 31, 2024, was 4.2% compared with 3.8% as at December 31, 2023.
For the year ended December 31, 2024, the Company recognized net realized and unrealized investment losses of $49.5 million (2023 — gains of $14.5 million). This is largely due to realized losses resulting from the active rotations of the investment portfolio and our privately-held investments, partially offset by unrealized gains attributable to market movements.

]A. Operating Results
Our consolidated financial statements are prepared in accordance with U.S. GAAP. The discussions that follow include tables and commentary relating to our consolidated income statement and our segmental operating results for the twelve months ended December 31, 2024, 2023 and 2022 and should be read in conjunction with our audited consolidated financial statements and related notes contained in this report. This discussion contains forward-looking statements that involve risks and uncertainties and that are not historical facts, including statements about our beliefs and expectations. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and particularly under the headings “Risk Factors,” “Business Overview” and “Cautionary Statement Regarding Forward-Looking Statements” contained in Item 3D and Item 4, and the Explanatory Note of this report, respectively.
Operating highlights
•Gross written premiums of $4,609.3 million in 2024 increased by 16.2% from 2023, primarily due to a combination of increased rates, new business growth, and growth in new and existing partnership arrangements.
•Overall underwriting income of $345.8 million (combined ratio of 87.9%) for 2024, including $187.3 million, or 6.5 combined ratio points, of pre-tax catastrophe losses related to significant industry events, including Hurricane Milton, floods in Dubai, Hurricane Helene, the Francis Scott Key Bridge event and other weather-related events. Underwriting income of $326.8 million (combined ratio of 87.5%) for 2023, which included $120.1 million, or 4.6 combined ratio points, of pre-tax catastrophe losses, related to significant industry events, including Hurricane Idalia, wildfires in Hawaii, the earthquake in Morocco, Cyclone Gabrielle and other weather-related events.
~~•~~Net adverse prior year loss reserve development, on accident years 2020 onwards, of $0.6 million, or 0.0 combined ratio points for 2024, compared with net adverse development for 2023 of $32.3 million, or 1.2 combined ratio points.
•Adjusted underwriting income of $380.8 million (adjusted combined ratio of 86.8%) for 2024 includes an adjustment to remove a loss of $35.0 million for the net impact of the LPT. Adjusted underwriting income represents the performance of our business for accident years 2020 onwards. Adjusted underwriting income of $355.3 million (adjusted combined ratio of 86.4%) for 2023 included an adjustment to remove a loss of $28.5 million for the net impact of the LPT.
•Our capital markets business contributed total fee income of $169.0 million in the twelve months ended December 31, 2024, an increase of $33.5 million compared to $135.5 million in 2023. Income from ACM’s activities represents ceding commissions and is accounted for as a reduction to acquisition expenses. Third-party capital grew to $2,207.4 million as at December 31, 2024, compared with $1,662.6 million at December 31, 2023.
•Operating return on average equity was 19.4% for 2024 compared with 20.2% in 2023.
Shareholders’ equity
Total shareholders’ equity increased by $463.4 million, or 15.9%, from $2,908.5 million as at December 31, 2023 to $3,371.9 million as at December 31, 2024, the most significant movements of which were as follows:
•an increase of $236.2 million in retained earnings due to net income of $486.1 million, partially off-set by $195.0 million in dividends on our Ordinary Shares and $54.9 million in dividends on our Preference Shares
•other comprehensive income of $10.2 million, which included $29.4 million of net unrealized gains on available for sale investments, a $14.1 million net loss in foreign currency translation on investments classified as available for sale and a $5.1 million net loss in the value of hedged foreign exchange contracts;
•an increase in shareholders’ equity of $217.0 million, comprising of $225.0 million of total liquidation preference less issuance expenses of $8.0 million, relating to the issuance of 9,000,000 depository shares. Each depository share represents 1/1000th interest in a share of the newly designated 7.000% Perpetual Non-Cumulative Preference Shares; and
•on January 1, 2025, the Company redeemed all 11,000,000 shares of its issued and outstanding 5.950% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares. The redemption price was paid on January 2, 2025. To facilitate this redemption, the funds of $275.0 million were transferred to a third party transfer agent on December 30, 2024 and are included in other assets in the consolidated balance sheet. For further details, refer to Note 26, “Subsequent Events” of our audited consolidated financial statements.
As at December 31, 2024, our total shareholders’ equity included Preference Shares of $1,000.0 million less issue costs of $29.5 million (2023 — $775.0 million less issue costs of $21.5 million).

Consolidated Group Result

	Twelve Months Ended December 31,
	2024	2023	2022

	($ in millions, except for percentages)
Underwriting Revenues
Gross written premiums	$4,609.3	$3,967.6	$4,338.7
Net written premiums	2,942.6	2,581.9	2,896.0
Net earned premiums	2,889.7	2,614.5	2,688.7
Underwriting Expenses
Losses and loss adjustment expenses	(1,717.8)	(1,553.0)	(1,680.0)
Acquisition costs	(420.2)	(380.2)	(431.8)
General and administrative expenses	(405.9)	(354.5)	(386.5)
Underwriting income	$345.8	$326.8	$190.4

Other Income and Expense
Corporate and other net expenses (1)	$(97.3)	$(114.0)	$(83.6)
Non-operating expenses	(29.9)	(35.1)	(36.0)
Net investment income	318.0	275.7	188.1
Realized and unrealized investment (losses)/gains	(49.5)	14.5	(177.6)
Change in fair value of derivatives	(21.1)	26.1	(80.5)
Interest expense	(62.1)	(55.2)	(43.7)
Net realized and unrealized foreign exchange gains/(losses)	60.2	(36.2)	15.9
Income/(loss) before income tax	464.1	402.6	(27.0)
Income tax benefit	22.0	132.1	78.1
Net income	486.1	534.7	51.1
Preference share dividends	(54.9)	(49.9)	(44.6)
Net income available to ordinary shareholders	$431.2	$484.8	$6.5

Other Metrics
Loss ratio	59.4%	59.4%	62.5%
Expense ratio	28.5	28.1	30.5
Combined ratio	87.9%	87.5%	93.0%

Adjusted combined ratio (2) (3)	86.8%	86.4%	92.4%
Adjusted underwriting income (2) (3)	$380.8	$355.3	$205.5
Operating income (3)	$432.5	$367.6	$202.3
Operating return on average equity (3)	19.4%	20.2%	11.9%
Total return on average cash and investments, pre-tax	4.0%	5.7%	(5.1)%
_________________
(1)    Corporate and other net expenses includes corporate expenses, other income and other expenses.
(2)    The adjusted underwriting income and adjusted combined ratio remove the impact of the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. The adjusted underwriting income and adjusted combined ratio represent the performance of our business for accident years 2020 onwards, which management believe reflects the underlying underwriting performance of the ongoing portfolio.
(3)    These metrics are non-GAAP financial measures as defined under SEC rules and regulations. Refer to “Reconciliation of Non-GAAP Financial Measures” for further details.

Gross written premiums
The following table sets forth the gross written premiums for our two business segments in the twelve months ended December 31, 2024, 2023 and 2022 and the percentage change in gross written premiums:

	Gross Written Premiums for the Twelve Months Ended December 31,
Business Segment	2024		2023		2022
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Reinsurance	$1,885.8	24.0%	$1,521.0	(15.8)%	$1,807.0
Insurance	2,723.5	11.3%	2,446.6	(3.4)%	2,531.7
Total	$4,609.3	16.2%	$3,967.6	(8.6)%	$4,338.7
Overall gross written premiums increased by 16.2% in 2024 compared to 2023. Gross written premiums in our Reinsurance segment increased by 24.0% in 2024 compared to 2023, with growth across all lines of business. We saw significant growth in the casualty reinsurance line of business with increased premiums from both existing clients and new business, as a result of a strong rate environment, exposure growth and strategic line size growth resulting from the execution of global client strategies. The remaining lines of business grew modestly predominantly due to a combination of new business growth, a stronger rate environment within the property catastrophe line of business, and positive premium adjustments within our other property reinsurance business.
Gross written premiums in our Insurance segment increased by 11.3%, with growth achieved across most lines of business. We saw significant growth in our other insurance line of business as a result of our new partnership with Ki, offering digital follow capacity through Ki’s Lloyd’s platform, as well as continued growth in Carbon Syndicate 4747. We also recognized increases in gross written premiums in both our casualty and liability insurance, and specialty insurance lines of business, largely driven by favorable market conditions. We were able to achieve modest growth in our financial and professional lines insurance line of business, despite a depressed IPO and M&A environment globally. This growth was partially offset by a reduction in gross written premiums in our first party insurance business, driven by strategic exits from specific business lines and increased competition in our property business.
Ceded written premiums
The following table sets forth the ceded written premiums for our two business segments in the twelve months ended December 31, 2024, 2023 and 2022 and the percentage change in ceded written premiums:

	Ceded Written Premiums for the Twelve Months Ended December 31,
Business Segment	2024		2023		2022
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Reinsurance	$610.1	44.2%	$423.0	11.1%	$380.6
Insurance	1,056.6	9.8%	962.7	(9.4)%	1,062.1
Total	$1,666.7	20.3%	$1,385.7	(4.0)%	$1,442.7
Total ceded written premiums in 2024 increased by $281.0 million, or 20.3%, compared to 2023. Changes in our reinsurance program decreased our retention ratio, which is defined as net written premiums as a percentage of gross written premiums, from 65.1% in 2023 to 63.8% in 2024. Ceded written premiums increased for our Reinsurance segment, primarily due to an increase in the level of reinsurance purchased to protect our property catastrophe reinsurance and casualty reinsurance business lines, including higher cessions to our capital markets partners. Ceded written premiums increased for our Insurance segment in line with the growth in gross written premiums, with the retention ratio remaining consistent year on year.

Net earned premiums
The following table sets forth the net earned premiums for our two business segments in the twelve months ended December 31, 2024, 2023 and 2022 and the percentage change in net earned premiums:

	Net Earned Premiums for the Twelve Months Ended December 31,
Business Segment	2024		2023		2022
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Reinsurance	$1,305.7	13.1%	$1,154.5	(7.8)%	$1,251.8
Insurance	1,584.0	8.5%	1,460.0	1.6%	1,436.9
Total	$2,889.7	10.5%	$2,614.5	(2.8)%	$2,688.7
Net earned premiums increased by $275.2 million, or 10.5%, in 2024 compared to 2023 due to an increase of $381.0 million in gross earned premiums, partially offset by an increase of $105.8 million in ceded earned premiums in the twelve months ended December 31, 2024.
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

	Twelve Months Ended December 31,
	2024		2023		2022
	Net Loss Expense	Loss Ratio	Net Loss Expense	Loss Ratio	Net Loss Expense	Loss Ratio
	($ in millions)	%	($ in millions)	%	($ in millions)	%
Current accident year losses, excluding catastrophe losses	$1,494.9	51.8%	$1,372.1	52.5%	$1,345.1	50.0%
Catastrophe losses	187.3	6.5	120.1	4.6	306.8	11.4
Current accident year	1,682.2	58.3	1,492.2	57.1	1,651.9	61.4
Prior year adverse reserve development — Post-LPT years	0.6	—	32.3	1.2	13.0	0.5
Adjusted losses and loss adjustment expenses (1)	1,682.8	58.3	1,524.5	58.3	1,664.9	61.9
Impact of the LPT	35.0	1.1	28.5	1.1	15.1	0.6
Total losses and loss adjustment expenses	$1,717.8	59.4%	$1,553.0	59.4%	$1,680.0	62.5%
_______________
(1)    Adjusted losses and loss adjustment expenses and the adjusted loss ratio are non-GAAP financial measures as defined under SEC rules and regulations. The calculation of the adjusted loss ratio is presented above. Refer to “Reconciliation of Non-GAAP Financial Measures” for further details.
The overall loss ratio has remained consistent at 59.4% for both 2023 and 2024, with losses and loss adjustment expenses increasing from $1,553.0 million in 2023 to $1,717.8 million in 2024. This was mainly due to the following:
Current accident year losses, excluding the impact of catastrophe losses. Current accident year losses, excluding the impact of catastrophe losses, contributed $1,494.9 million or 51.8 percentage points for 2024 compared to $1,372.1 million or 52.5 percentage points for 2023. The decrease is mainly due to a change in business mix, with increased net earned premium in specialty reinsurance, which attracts a lower loss ratio specifically within its mortgage portfolio, partially offset by an increase in the frequency and severity of losses in financial and professional lines.
Catastrophe losses. Catastrophe losses contributed $187.3 million or 6.5 percentage points for the twelve months ended December 31, 2024 compared to $120.1 million or 4.6 percentage points for the twelve months ended December 31, 2023. Catastrophe losses in 2024 include losses associated with Hurricane Milton, floods in Dubai, Hurricane Helene, the Francis Scott Key Bridge event and other weather-related events. Catastrophe losses in 2023 were defined as losses associated with Hurricane Idalia, wildfires in Hawaii, the earthquake in Morocco, Cyclone Gabrielle and other weather-related events. Refer to Item 4B, “Natural Catastrophe Risk”, for details on our PMLs.

Prior year development on post-LPT years. Reserve development for accident years 2020 onwards, for the twelve months ended December 31, 2024, contributed development of 0.0 percentage points towards the overall loss ratio, while for the twelve months ended December 31, 2023, contributed adverse development of 1.2 percentage points towards the overall loss ratio.
Adjusted losses and loss adjustment expenses. The adjusted losses and loss adjustment expenses relate to the post-LPT accident years and exclude the change in deferred gain associated with retroactive reinsurance contracts. Adjusted losses and loss adjustment expenses represents the performance of our business for accident years 2020 onwards, which we believe reflects the underlying underwriting performance of the ongoing portfolio. Refer to Item 18, Note 2 of our consolidated financial statements, “Basis of Presentation and Significant Accounting Policies” for additional details of the retroactive reinsurance contracts. The adjusted losses and loss adjustment expenses is the basis on which we report adjusted underwriting income and adjusted combined ratio, as well as the basis in which underwriting income contributes to operating income. Refer to Item 5H, “Reconciliation of Non-GAAP Financial Measures”, for further details.
Impact of the LPT. The impact of the LPT includes the impact of prior year reserve development on 2019 and prior accident years, net of the change in the deferred gain recognized in relation to retroactive reinsurance contracts which is primarily driven by the LPT, totaling $35.0 million.
Acquisition costs and general and administrative expenses
We monitor the ratio of expenses to net earned premium as a measure of the cost effectiveness of our acquisition costs, and general and administrative expenses. The table below presents the contribution of the acquisition costs, and general and administrative expenses to the net expense ratios for the twelve months ended December 31, 2024, 2023 and 2022.

	Twelve Months Ended December 31,
Ratios Based on Net Earned Premiums	2024	2023	2022
Acquisition cost ratio	14.5%	14.5%	16.1%
General and administrative expense ratio	14.0%	13.6%	14.4%
Total expense ratio	28.5%	28.1%	30.5%
The acquisition cost ratio remained consistent at 14.5% in both 2023 and 2024, with the movements within the two segments offsetting one another. The Reinsurance segment saw a reduction in the acquisition cost ratio due to increases in ceding commissions resulting from additional reinsurance purchased, including higher cessions to our capital market partners. Whereas the Insurance segment saw an increase in the acquisition cost ratio, largely due to a change in business mix.
The general and administrative expense ratio increased from 13.6% in 2023 to 14.0% in 2024. This increase in general and administrative expenses of $51.4 million, from $354.5 million in 2023 to $405.9 million in 2024, is largely due to an increase in the number of employees, investment in operational excellence enhancements and expense alignment in our functions which support corporate activities.
Aspen Capital Markets
ACM sources third-party capital and develops reinsurance structures that leverage the Company’s underwriting and analytical expertise and earns underwriting, management and performance fees from third-party investors primarily through the placement and management of collateralized quota share sidecar vehicles.

The following table sets forth a summary of fee income and third-party capital with respect to our ACM activity, for the twelve months ended December 31, 2024, 2023 and 2022. The increase in fee income was due to the growth achieved in the third-party capital and greater ceded earned premium, including the expansion of our capital markets business into long-tail casualty lines.

	Twelve Months Ended December 31,
ACM ($ in millions)	2024	2023	2022
Fee income (1)	$169.0	$135.5	$103.9
	As at December 31,
	2024	2023	2022
Third-party capital	$2,207.4	$1,662.6	$1,252.7
_______________
(1)    Fee income earned through cessions to third-party capital vehicles is recorded through underwriting income/(loss) as a decrease to acquisition costs.
Corporate and other expenses
In 2024, we incurred corporate and other expenses of $97.3 million (2023 — $114.0 million). The decrease in corporate and other expenses in 2024 compared to 2023 was due to expense alignment in our functions which support corporate activities.
Non-operating expenses
In 2024, we incurred non-operating expenses of $29.9 million, which included expenses in relation to consulting fees paid to Apollo of $5.0 million, and non-recurring transformation and change activities of $24.9 million.
In 2023, we incurred non-operating expenses of $35.1 million, which included expenses in relation to consulting fees paid to Apollo of $5.0 million, non-recurring transformation and change activities of $25.2 million, a fixed asset write-off of $3.6 million and other non-recurring costs of $1.3 million.
Investment performance
The following table sets forth a summary of total investment returns, average cash and investments and total return on average cash and investments, pre-tax for the twelve months ended December 31, 2024, 2023 and 2022.

	Twelve Months Ended December 31,
	2024	2023	2022

	($ in millions, except for percentages)
Net investment income	$318.0	$275.7	$188.1
Net realized and unrealized investment (losses)/gains	(49.5)	14.5	(177.6)
Change in unrealized gains/(losses) on available for sale securities (before tax) (1)	34.1	126.2	(391.7)
Total investment returns	$302.6	$416.4	$(381.2)

Average cash and investments (2)	$7,548.1	$7,242.8	$7,438.0

Total return on average cash and investments, pre-tax	4.0%	5.7%	(5.1)%
____________
(1) For a discussion on the change in unrealized gains/(losses) on available for sale securities, please refer to “Other comprehensive income,” below.
(2) Average cash and investments are calculated by taking the average of the opening period and closing period balances for total investments plus cash and cash equivalents.
In the twelve months ended December 31, 2024, net investment income was $318.0 million, an increase of 15.3% from the prior year (2023 — $275.7 million), largely as a result of the active repositioning of our investments during attractive market conditions to take advantage of higher interest rates. The investment portfolio as at December 31, 2024 largely comprises interest income generating fixed income securities. Book yield on the fixed income securities portfolio as at December 31, 2024 was 4.2% compared with 3.8% as at December 31, 2023. Book yield is the yield of the security after adjusting for accretion/amortization of the difference between par value and purchase price.

Total net realized and unrealized investment losses for the twelve months ended December 31, 2024 were $49.5 million (2023 —gains of $14.5 million), which included net unrealized gains of $45.3 million (2023 — gains of $51.8 million). This is due to a combination of net realized losses from disposals of some of our privately-held investments, realized foreign exchange movements and active rotations of the investment portfolio to benefit future net investment income, partially offset by unrealized gains due to market movements.
Change in fair value of derivatives
We use derivative instruments to economically hedge foreign currency exposure, in the form of foreign currency forward contracts. We also hold an embedded derivative relating to the variable interest expense on the funds withheld arrangement included as part of the Company’s LPT contract.
For the twelve months ended December 31, 2024, the impact of these derivative contracts on net income was a loss of $21.1 million (2023 — gain of $26.1 million), attributable to foreign exchange contracts that had a loss of $34.0 million (2023 — gain of $10.9 million), partially offset by a gain within the LPT embedded derivative of $12.9 million (2023 — gain of $15.2 million).
Interest expense
The following table sets forth a summary of the interest expense for the twelve months ended December 31, 2024, 2023 and 2022:

	Twelve Months Ended December 31,
	2024	2023	2022

	($ in millions)
Interest on LPT Funds Withheld	$41.0	$39.6	$29.4
Interest on 2023 Senior Notes	—	12.6	14.3
Interest and fees on 2026 Term Loan	21.1	3.0	—
Interest expense	$62.1	$55.2	$43.7
The increase in the interest expense for 2024 was primarily driven by an increase in the interest incurred on the Company’s debt. During the fourth quarter of 2023, the Company drew down on its term loan facility to repay the then outstanding 2023 Senior Notes. This change in financing facility resulted in a change in the underlying interest rate, from a fixed rate to a variable rate, leading to the increased expense recognized in the twelve months ended December 31, 2024.
Income tax benefit
The following table sets forth the income tax benefit/(expense) by jurisdiction for the twelve months ended December 31, 2024, 2023 and 2022:

	Twelve Months Ended December 31,
	2024	2023	2022

	($ in millions)
Bermuda tax	$(1.3)	$201.1	$—
U.S. tax	(58.3)	(55.4)	88.1
U.K. tax	81.4	(5.4)	(7.0)
Other	0.2	(8.2)	(3.0)
Income tax benefit	$22.0	$132.1	$78.1
The effective tax rate (defined as the tax expense or benefit, divided by the profit or loss before tax), for the twelve months ended December 31, 2024, on profit before tax was (4.7)% (2023 — (32.8)%), driven by a change in judgment about the recoverability of deferred tax assets in the U.K. operating subsidiaries. As a result, the Company has recognized a $106.6 million tax benefit from the reversal of brought forward valuation allowances, relating mostly to Net Operating Losses, Deferred Syndicate Losses and Fixed Assets. We believe that the deferred tax assets of our U.K. operating subsidiaries relating to these items will more likely than not be fully utilized over time, and therefore the previously recognized valuation allowance in relation to these items has been reversed. A valuation allowance of $48.8 million remains against the deferred tax assets of these subsidiaries that we do not expect to be utilized. Refer to Item 18, Note 11 of our consolidated financial statements, “Income Taxes”, for further details.

On December 27, 2023, the Government of Bermuda enacted the CIT Act, which applies a 15% corporate income tax to certain Bermuda businesses in fiscal years beginning on or after January 1, 2025. The CIT Act includes a provision referred to as the economic transition adjustment, which is intended to provide a fair and equitable transition into the new tax regime and resulted in the recognition of a deferred tax benefit of $201.1 million in the fourth quarter of 2023.
The effective tax rate is impacted by the relative profitability of the business underwritten in Bermuda, the United Kingdom and the United States, all of which have different income tax rates.
Other comprehensive income
Other comprehensive income, net of taxes, was $10.2 million for the twelve months ended December 31, 2024 (2023 — $106.0 million). Other comprehensive income includes a net unrealized gain on the available for sale investment portfolio of $29.4 million (2023 — net unrealized gain of $105.6 million), which consists of a net unrealized loss of $18.5 million (2023 — $72.0 million net unrealized gain) and a reclassification adjustment of $47.9 million (2023 — $33.6 million loss) related to the realized loss on the sale of available for sale securities. The net unrealized loss was attributable to the impact of rising interest rates on our bond portfolios. The remaining movement is due to an unrealized loss in foreign currency translation on available for sale investments of $14.1 million (2023 — $14.4 million unrealized gain), and a $5.1 million unrealized loss (2023 — $14.0 million unrealized loss) on the hedged derivative contracts.

Underwriting Results by Business Segment
We are organized into two reportable business segments, Reinsurance and Insurance. We have determined our reportable segments by taking into account the manner in which management and ultimately the chief operating decision maker determines operating decisions and assesses operating performance. Profit or loss for each of the business segments is measured by underwriting income or loss. Underwriting profit is the excess of net earned premiums over the sum of losses and loss adjustment expenses, acquisition costs, and general and administrative expenses. Underwriting income or loss provides a basis for management to evaluate the segment’s underwriting performance.
Management measures segment results on the basis of the combined ratio, which is obtained by dividing the sum of the losses and loss adjustment expenses, acquisition costs, and general and administrative expenses by net earned premiums.
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

	Twelve Months Ended December 31,
	2024	% Change	2023	% Change	2022

	($ in millions, except for percentages)
Underwriting Revenues
Gross written premiums	$1,885.8	24.0%	$1,521.0	(15.8)%	$1,807.0
Net written premiums	1,275.7	16.2%	1,098.0	(23.0)%	1,426.4
Net earned premiums	1,305.7	13.1%	1,154.5	(7.8)%	1,251.8
Underwriting Expenses
Current accident year net losses and loss expenses, excluding catastrophe losses	570.1	5.8%	538.6	(7.8)%	584.0
Catastrophe losses	146.8	68.7%	87.0	(64.5)%	245.1
Prior year reserve development, post LPT years	(0.2)	(103.5)%	5.7	(123.2)%	(24.6)
Adjusted losses and loss adjustment expenses (1)	716.7	13.5%	631.3	(21.5)%	804.5
Impact of the LPT	24.6	(221.8)%	(20.2)	(40.9)%	(34.2)
Losses and loss adjustment expenses	741.3	21.3%	611.1	(20.7)%	770.3
Acquisition costs	227.0	8.8%	208.6	(17.4)%	252.4
General and administrative expenses	141.7	17.5%	120.6	(15.4)%	142.5
Underwriting income	$195.7	(8.6)%	$214.2	147.3%	$86.6
Adjusted underwriting income (2)	$220.3	13.6%	$194.0	270.2%	$52.4

Ratios		% Point Change		% Point Change
Current accident year loss ratio, excluding catastrophe losses	43.7%	(3.0)	46.7%	0.1	46.6%
Catastrophe losses	11.2%	3.7	7.5%	(12.1)	19.6%
Current accident year loss ratio	54.9%	0.7	54.2%	(12.0)	66.2%
Prior year reserve development ratio, post LPT years	—%	(0.5)	0.5%	2.5	(2.0)%
Adjusted loss ratio (1)	54.9%	0.2	54.7%	(9.5)	64.2%
Impact of the LPT	1.9%	3.7	(1.8)%	0.9	(2.7)%
Loss ratio	56.8%	3.9	52.9%	(8.6)	61.5%
Acquisition cost ratio	17.4%	(0.7)	18.1%	(2.1)	20.2%
General and administrative expense ratio	10.9%	0.5	10.4%	(1.0)	11.4%
Combined ratio	85.1%	3.7	81.4%	(11.7)	93.1%
Adjusted combined ratio (2)	83.1%	(0.1)	83.2%	(12.6)	95.8%
____________
(1)    Adjusted losses and loss adjustment expenses and the adjusted loss ratio are calculated by adjusting the losses and loss adjustment expenses and loss ratio to remove the impact of the LPT. Adjusted losses and loss adjustment expenses and the adjusted loss ratio are non-GAAP financial measures as defined under SEC rules and regulations. The calculations are presented above. Refer to “Reconciliation of Non-GAAP Financial Measures” for further details.
(2)    Adjusted underwriting income and the adjusted combined ratio are calculated by adjusting the underwriting income and the combined ratio to remove the impact of the LPT. Adjusted underwriting income and the adjusted combined ratio are non-GAAP financial measures as defined under SEC rules and regulations. The calculations are presented above. Refer to “Reconciliation of Non-GAAP Financial Measures” for further details.

Gross written premiums
The table below shows our gross written premiums for each line of business in our Reinsurance segment for the twelve months ended December 31, 2024, 2023 and 2022 and the percentage change in gross written premiums for each line of business:

	Twelve Months Ended December 31,
Lines of Business	2024		2023		2022
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Casualty reinsurance	$763.3	36.6%	$558.9	(6.3)%	$596.4
Property catastrophe reinsurance	430.2	17.3%	366.6	3.3%	354.9
Other property reinsurance	408.8	6.4%	384.2	(10.4)%	428.8
Specialty reinsurance	283.5	34.2%	211.3	(50.5)%	426.9
Total	$1,885.8	24.0%	$1,521.0	(15.8)%	$1,807.0
Gross written premiums increased by 24.0% in 2024 compared to 2023. The increase in casualty reinsurance is driven by increases across all casualty reinsurance business lines, due to a combination of new business growth, growth with existing clients and favorable renewals pricing. The increase in property catastrophe reinsurance was primarily due to a stronger rate environment coupled with new business growth. The increase in other property reinsurance was primarily due to new business growth coupled with positive premium adjustments, partially offset by a reduction in reinstatement premiums. The increase in specialty reinsurance was primarily due to new business growth in the mortgage reinsurance, technical lines, and marine portfolios.
Ceded written premiums
Total ceded written premiums in 2024 were $610.1 million, an increase of $187.1 million compared to 2023. The retention ratio decreased from 72.2% in 2023, to 67.6% in 2024, due to an increase in the level of reinsurance purchased protecting our property catastrophe reinsurance and casualty reinsurance business lines, which included higher cessions to our capital markets partners.
Net earned premiums
The table below shows our net earned premiums for each line of business in our Reinsurance segment for the twelve months ended December 31, 2024, 2023 and 2022 and the percentage change in net earned premiums for each line of business:

	Twelve Months Ended December 31,
Lines of Business	2024		2023		2022
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Casualty reinsurance	$456.7	6.6%	$428.5	13.9%	$376.2
Property catastrophe reinsurance	144.0	14.4%	125.9	(19.9)%	157.2
Other property reinsurance	384.3	8.3%	354.7	(15.4)%	419.2
Specialty reinsurance	320.7	30.7%	245.4	(18.0)%	299.2
Total	$1,305.7	13.1%	$1,154.5	(7.8)%	$1,251.8
Net earned premiums increased by $151.2 million, or 13.1%, in 2024 compared to 2023. The increase was due to a $260.1 million increase in gross earned premiums, partially offset by a $108.9 million increase in ceded earned premiums.
Losses and loss adjustment expenses
The loss ratio was 56.8% in 2024, an increase of 3.9 percentage points compared to 52.9% in 2023. The main drivers of the change in loss ratio were the following:
•Current accident year loss ratio, excluding catastrophe losses, decreased by 3.1 percentage points from 46.7% in 2023 to 43.6% in 2024, mainly due to a change in business mix, with increased net earned premium in specialty reinsurance, which attracts a lower loss ratio specifically within its mortgage portfolio.
•Catastrophe losses increased from $87.0 million in 2023 to $146.8 million in 2024, increasing the loss ratio by 3.7 percentage points. In 2024, the catastrophe losses included $26.2 million from Hurricane Milton, $22.5 million from floods in Dubai, $14.7 million from the Francis Scott Key Bridge event, $11.1 million from Hurricane Helene, and $72.3 million of other weather-related events. In 2023, the catastrophe losses included $8.1 million from the earthquake in Morocco, $7.6 million from Hurricane Idalia, $7.3 million from wildfires in Hawaii, $5.9 million from floods in New Zealand, $5.9 million from Cyclone Gabrielle and $52.2 million of other weather-related events.

•Prior year reserve development on post-LPT years totaled favorable development of $0.2 million in 2024 compared with adverse development of $5.7 million for the twelve months ended December 31, 2023. This improvement in prior year reserve development resulted in a decrease in the loss ratio of 0.5 percentage points compared to prior year. The prior year reserve development in 2024 consisted of net reserve releases on the specialty reinsurance, property catastrophe reinsurance and other property reinsurance business. This was largely offset by reserve strengthening in the casualty reinsurance line of business. The prior year reserve development in 2023 was primarily due to reserve strengthening on the property catastrophe reinsurance business and other property reinsurance business. This was partially offset by favorable development on casualty and specialty reinsurance business, resulting from better-than-expected loss emergence.
•Impact of the LPT amounts to an unfavorable movement of $24.6 million, or 2.0 percentage points, in the current period compared with a favorable movement of $20.2 million in the twelve months ended December 31, 2023. This reflects reserve development in the 2019 and prior accident years covered by the LPT, net of the movement in the deferred gain on retroactive contracts allocated to the Reinsurance segment.
Acquisition costs
Net acquisition costs were $227.0 million for the twelve months ended December 31, 2024, equivalent to 17.4% of net earned premiums (2023 — $208.6 million or 18.1% of net earned premiums). The decrease in the acquisition cost ratio was mainly attributable to increases in ceding commissions resulting from additional reinsurance purchased, which included higher cessions to our capital market partners.
General and administrative expenses
General and administrative expenses increased by $21.1 million, from $120.6 million in 2023 to $141.7 million in 2024. The general and administrative expense ratio was 10.9% in 2024, an increase of 0.5 percentage points from 2023, largely driven by an increase in the number of employees, investment in operational excellence enhancements and expense alignment in our functions which support corporate activities.

Insurance
Our Insurance segment consists of casualty and liability insurance, first party insurance, specialty insurance, financial and professional lines insurance, and other insurance. For a more detailed description of this segment, refer to Item 4, “Business Overview — Business Segments — Insurance” and Item 18, Note 3 of our consolidated financial statements, “Segment Reporting.”

	Twelve Months Ended December 31,
	2024	% Change	2023	% Change	2022

	($ in millions, except for percentages)
Underwriting Revenues
Gross written premiums	$2,723.5	11.3%	$2,446.6	(3.4)%	$2,531.7
Net written premiums	1,666.9	12.3%	1,483.9	1.0%	1,469.6
Net earned premiums	1,584.0	8.5%	1,460.0	1.6%	1,436.9
Underwriting Expenses
Current accident year net losses and loss expenses, excluding catastrophe losses	924.8	11.0%	833.5	9.5%	761.1
Catastrophe losses	40.5	22.4%	33.1	(46.4)%	61.7
Prior year reserve development, post LPT years	0.8	(97.0)%	26.6	(29.3)%	37.6
Adjusted losses and loss adjustment expenses (1)	966.1	8.2%	893.2	3.8%	860.4
Impact of the LPT	10.4	(78.6)%	48.7	(1.2)%	49.3
Losses and loss adjustment expenses	976.5	3.7%	941.9	3.5%	909.7
Acquisition costs	193.2	12.6%	171.6	(4.3)%	179.4
General and administrative expenses	264.2	13.0%	233.9	(4.1)%	244.0
Underwriting income	$150.1	33.3%	$112.6	8.5%	$103.8
Adjusted underwriting income (2)	$160.5	(0.5)%	$161.3	5.4%	$153.1

Ratios		% Point Change		% Point Change
Current accident year loss ratio, excluding catastrophe losses	58.3%	1.2	57.1%	4.1	53.0%
Catastrophe losses	2.6%	0.3	2.3%	(2.0)	4.3%
Current accident year loss ratio	60.9%	1.5	59.4%	2.1	57.3%
Prior year reserve development ratio, post LPT years	0.1%	(1.7)	1.8%	(0.8)	2.6%
Adjusted loss ratio (1)	61.0%	(0.2)	61.2%	1.3	59.9%
Impact of the LPT	0.6%	(2.7)	3.3%	(0.1)	3.4%
Loss ratio	61.6%	(2.9)	64.5%	1.2	63.3%
Acquisition cost ratio	12.2%	0.4	11.8%	(0.7)	12.5%
General and administrative expense ratio	16.7%	0.7	16.0%	(1.0)	17.0%
Combined ratio	90.5%	(1.8)	92.3%	(0.5)	92.8%
Adjusted combined ratio (2)	89.9%	0.9	89.0%	(0.3)	89.3%
____________
(1)    Adjusted losses and loss adjustment expenses and the adjusted loss ratio are calculated by adjusting the losses and loss adjustment expenses and loss ratio to remove the impact of the LPT. Adjusted losses and loss adjustment expenses and the adjusted loss ratio are non-GAAP financial measures as defined under SEC rules and regulations. The calculations are presented above. Refer to “Reconciliation of Non-GAAP Financial Measures” for further details.
(2)    Adjusted underwriting income and the adjusted combined ratio are calculated by adjusting the underwriting income and the combined ratio to remove the impact of the LPT. Adjusted underwriting income and the adjusted combined ratio are non-GAAP financial measures as defined under SEC rules and regulations. The calculations are presented above. Refer to “Reconciliation of Non-GAAP Financial Measures” for further details.

Gross written premiums
The table below shows our gross written premiums for each line of business in our Insurance segment for the twelve months ended December 31, 2024, 2023 and 2022 and the percentage change in gross written premiums for each line of business.

	Twelve Months Ended December 31,
Lines of Business	2024		2023		2022
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Financial and professional lines insurance	$1,053.5	5.1%	$1,002.1	(7.3)%	$1,081.2
Casualty and liability insurance	738.2	10.0%	670.9	(1.1)%	678.6
Specialty insurance (1)	481.7	18.2%	407.6	10.3%	369.4
First party insurance (1)	289.9	(8.9)%	318.2	(14.6)%	372.5
Other insurance	160.2	235.1%	47.8	59.3%	30.0
Total	$2,723.5	11.3%	$2,446.6	(3.4)%	$2,531.7
____________
(1)    Effective January 1, 2023, the Insurance segment restructured its first party and specialty insurance lines of business into two separate lines: first party insurance and specialty insurance, due to changes in management structures. The 2022 period has been re-presented to ensure consistency of information.
Gross written premiums increased by 11.3% in 2024 compared to 2023. The increase in financial and professional lines insurance was largely due to new business growth within our cyber liability business, as well as continued growth with existing clients participating in our cross class binders products. These increases were partially offset by reductions within our management and transactional liability business, resulting from increased competition and deterioration in market conditions globally.
The increase in gross premiums written within casualty and liability insurance was largely attributable to continued rate increases and strong market conditions within our excess casualty business, and increases within our environment liability business, which were largely due to timing of renewal premiums. These increases were partially offset by reductions in our U.S. primary casualty business, driven by an increase in rates which resulted in reductions in both the retention of existing business and new business growth.
The increase in gross written premiums in specialty insurance from 2023 to 2024 was achieved through new business growth in almost all of our specialty insurance portfolios.
The decrease in first party insurance was primarily driven by strategic exits from specific business lines, coupled with increased competition in our property business. This was partially offset by an increase in our inland marine business, due to a combination of new business growth and favorable rate increases.
The significant increase in other insurance is due to the business written via the Company’s new partnership with the Lloyd’s syndicate, Ki, as well as continued growth in the Carbon Syndicate.
Ceded written premiums
Total ceded written premiums for 2024 was $1,056.6 million, an increase of $93.9 million from 2023. The retention ratio increased from 60.7% in 2023, to 61.2% in 2024 largely due to the significant growth in gross written premiums noted in the other insurance line of business.

Net earned premiums.
The table below shows our net earned premiums for each line of business in our Insurance segment for the twelve months ended December 31, 2024, 2023 and 2022 and the percentage change in net earned premiums for each line of business:

	Twelve Months Ended December 31,
Lines of Business	2024		2023		2022
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Financial and professional lines insurance	$567.4	7.4%	$528.5	0.3%	$526.9
Casualty and liability insurance	374.9	6.5%	352.0	3.0%	341.6
Specialty insurance (1)	333.3	17.4%	284.0	11.0%	255.9
First party insurance (1)	236.8	(13.5)%	273.8	(9.0)%	301.0
Other insurance	71.6	230.0%	21.7	88.7%	11.5
Total	$1,584.0	8.5%	$1,460.0	1.6%	$1,436.9
____________
(1)    Effective January 1, 2023, the Insurance segment restructured its first party and specialty insurance lines of business into two separate lines: first party insurance and specialty insurance due to changes in management structures. The 2022 period has been re-presented to ensure consistency of information.
Net earned premiums increased by $124.0 million, or 8.5%, in 2024 as compared to 2023. The increase was due to a $120.9 million increase in gross earned premiums, partially offset by a $3.1 million decrease in ceded earned premiums.
Losses and loss adjustment expenses
The loss ratio in 2024 was 61.6%, a decrease of 2.9 percentage points compared to 64.5% in 2023. The main drivers of the change in loss ratio were the following:
•Current accident year loss ratio, excluding catastrophe losses, for 2024 increased by 1.2 percentage points as compared to 2023, primarily due to an increase in the frequency and severity of losses in financial and professional lines.
•Catastrophe losses increased from $33.1 million in 2023 to $40.5 million in 2024, increasing the loss ratio by 0.3 percentage points. In 2024, the catastrophe losses included $10.6 million from Hurricane Milton, $7.9 million from Hurricane Helene and $22.0 million of other weather-related events, while 2023 included $9.3 million from wildfires in Hawaii and $23.8 million of other weather-related events.
•Prior year reserve development on post-LPT years was $0.8 million for the twelve months ended December 31, 2024, compared to development of $26.6 million for the twelve months ended December 31, 2023. This improvement in reserve development resulted in a decrease in the loss ratio of 1.7 percentage points. The adverse prior year reserve development in 2024 was largely due to strengthening on the casualty and liability insurance, financial and professional lines insurance, and other insurance lines of business. This was partially offset by favorable development on our first party insurance line of business, due to better-than-expected loss emergence, and COVID recoveries within our specialty insurance line of business. The prior year reserve development in 2023 was largely due to reserve strengthening on the casualty and liability insurance line of business of $25.3 million.
•Impact of the LPT included an unfavorable movement of $10.4 million or 0.6 percentage points in the current period compared with an unfavorable movement of $48.7 million in the twelve months ended December 31, 2023. This reflects reserve development in the 2019 and prior accident years covered by the LPT, net of the movement in the deferred gain on retroactive contracts allocated to the Insurance segment.
Acquisition costs
Net acquisition costs were $193.2 million in 2024, equivalent to 12.2% of net earned premiums, versus $171.6 million or 11.8% of net earned premiums in 2023. The increase in the acquisition cost ratio in 2024 was primarily driven by a change in business mix, with a larger volume of delegated business written which attract higher acquisition costs.
General and administrative expenses
General and administrative expenses increased by $30.3 million, from $233.9 million in 2023 to $264.2 million in 2024. The general and administrative expense ratio was 16.7% in 2024, an increase of 0.7 percentage points from 2023, largely driven by an increase in the number of employees, investment in operational excellence enhancements and expense alignment in our functions which support corporate activities.

Balance Sheet
Total cash and investments
As at December 31, 2024 and 2023, total cash and investments, including accrued interest receivable, were $7.7 billion and $7.5 billion, respectively. Total cash and investments increased mainly due to cash generated from operating activities of $554.9 million and net proceeds of $217.0 million from the issuance of preference shares. This was partially offset by payments of ordinary and preference share dividends of $249.9 million, and the advance payment of $275.0 million relating to the redemption of preference shares in January 2025.
Our investment strategy is focused on delivering stable investment income and total investment returns through all market cycles while maintaining appropriate portfolio liquidity and credit quality to meet the requirements of our customers, rating agencies and regulators. We also consider how our investments should match the liability characteristics in terms of duration and foreign currencies.
As of December 31, 2024, a significant majority of funds available for investment were deployed in a diversified portfolio of high quality, investment grade securities, including U.S. government, corporate and U.S. agency mortgage-backed securities. As part of our strategic asset allocation, we also invest a portion of our portfolio in investments such as unrated private fixed and floating rate investments, and other investments not categorized as fixed income. These securities generally pay a higher rate of interest or return and may have a higher degree of credit or default risk, or less liquidity.
The duration of total fixed income securities (the aggregate of available for sale and trading) as at December 31, 2024 was 2.9 years compared to 2.6 years as at December 31, 2023. In addition, as at December 31, 2024, the average credit rating of these fixed income securities was “AA-,” with 85.7% being rated “A-” or higher. As at December 31, 2023, the average credit rating of our fixed income securities portfolio was “AA-,” with 86.6% being rated “A-” or higher. The average credit rating is calculated using the Bloomberg Barclays Index credit quality methodology.
As at December 31, 2024, the Company had a 3.5% allocation to investment funds and a 1.8% allocation to middle market loans and other private debt (“MMLs”) and commercial mortgage loans (“CMLs”), representing in total 5.3% of our portfolio. As at December 31, 2023, the Company had a 2.8% allocation to investment funds and a 4.8% allocation to MMLs and CMLs representing in total 7.6% of our portfolio.
Cumulative unrealized losses in the available for sale investment portfolio, net of taxes, were $198.2 million as at December 31, 2024, a decrease of $29.4 million from the net $227.6 million unrealized losses as at December 31, 2023. During 2024, the unrealized loss position was reduced largely as a result of the active rotations of the investment portfolios. As a result, previously unrealized net losses of $47.9 million were realized in the year. This reduction has been partially offset by increases in unrealized losses resulting from increases in U.S. Treasury yields.
As at December 31, 2024, the aggregate fair value of the investment funds was $267.2 million (December 31, 2023 — $209.3 million). For further information regarding these investments, refer to Item 18, Note 4 of our consolidated financial statements, “Investments”.

The composition of our cash and investments as at December 31, 2024 and 2023 is summarized below:

	As at December 31, 2024		As at December 31, 2023
	Estimated Fair Value	Percentage of Total Cash and Investments	Estimated Fair Value	Percentage of Total Cash and Investments

	($ in millions, except for percentages)
Fixed income securities — available for sale
U.S. government	$1,480.6	19.3%	$1,202.6	16.2%
U.S. agency	7.2	0.1	7.2	0.1
Municipal	82.3	1.1	128.1	1.7
Corporate	1,986.4	25.9	1,959.3	26.3
Non-U.S. government-backed corporate	131.3	1.7	100.7	1.4
Non-U.S. government	246.8	3.2	273.8	3.7
Asset-backed	234.5	3.1	—	—
Agency commercial mortgage-backed	4.4	0.1	5.8	0.1
Agency residential mortgage-backed	518.7	6.8	445.1	6.0
Total fixed income securities — available for sale	4,692.2	61.3	4,122.6	55.5
Fixed income securities — trading
U.S. government	261.3	3.4	245.5	3.3
Municipal	1.6	0.1	3.1	0.1
Corporate	151.1	2.0	171.5	2.3
High yield loans	102.4	1.3	92.1	1.2
Non-U.S. government-backed corporate	2.8	0.1	8.3	0.1
Non-U.S. government	24.4	0.3	34.8	0.5
Asset-backed	625.2	8.2	908.2	12.2
Agency mortgage-backed securities	31.1	0.4	22.2	0.3
Total fixed income securities — trading	1,199.9	15.8	1,485.7	20.0
Investments, equity method	7.3	0.1	7.6	0.1
Other investments	267.2	3.5	209.3	2.8
Catastrophe bonds — trading	1.0	—	1.6	—
Privately-held investments — trading
Commercial mortgage loans	79.7	1.0	274.9	3.7
Middle market loans and other private debt	61.0	0.8	84.8	1.1
Asset-backed securities	127.6	1.7	82.9	1.1
Global corporate securities	18.5	0.2	14.4	0.2
Short-term investments	—	—	18.0	0.2
Total privately-held investments — trading	286.8	3.7	475.0	6.3
Privately-held investments — available for sale	24.2	0.3	14.9	0.2
Short-term investments — available for sale	261.9	3.4	93.6	1.3
Short-term investments — trading	1.0	—	2.1	—
Cash and cash equivalents	914.2	11.9	1,028.1	13.8
Total cash and investments	$7,655.7	100.0%	$7,440.5	100.0%
Net payable for securities purchased (1)	$(30.1)		$(13.3)
Accrued interest receivable (2)	54.6		51.9
Total investable assets	$7,680.2		$7,479.1
__________________
(1)    Net payable for securities purchased consists of a payable for securities purchased of $36.9 million (December 31, 2023 — $22.3 million) and a receivable for securities sold of $6.8 million (December 31, 2023 — 9.0 million). The receivable for securities sold is included within other assets on the consolidated balance sheet.
(2)    Accrued interest receivable is included within other assets on the consolidated balance sheet.
As at December 31, 2024 and 2023, the Company had no investments in equity securities as part of the Company’s strategic asset allocation.

Valuation of Investments
Fair Value Measurements. Our estimates of fair value for financial assets and liabilities are based on the framework established in the fair value accounting guidance included in ASC Topic 820, Fair Value Measurements and Disclosures. For a description of the framework, refer to Item 18, Note 6 of our consolidated financial statements, “Fair Value Measurements.”
Valuation of Investments, Equity Method.  The value of our investments in MVI, Digital Re and Multi-Line Reinsurer are based on our share of the capital position of the entities, which includes income and expenses reported in quarterly management accounts. Each of MVI, Digital Re and Multi-Line Reinsurer is subject to annual audit evaluating the financial statements of the entities. We periodically review the management accounts of MVI, Digital Re and Multi-Line Reinsurer and evaluate the reasonableness of the valuation of our investment.
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
Valuation of Privately-held Investments. Privately-held investments are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are largely determined using discounted cash flow models. Investment valuations are performed by an independent valuation vendor which includes an assessment of the reasonableness of the discount rate being used. These models include inputs that are specific to each investment. The inputs used in the fair value measurements include dividend or interest rates and appropriate discount rates. The selection of an appropriate discount rate is judgmental and is the most significant unobservable input used in the valuation of these securities. A significant increase (decrease) in this input in isolation could result in significantly lower (higher) fair value measurements for privately-held investments. In order to assess the reasonableness of the inputs in the discounted cash flow models, the Company maintains an understanding of current market conditions and issuer specific information that may impact future cash flows.
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
The credit loss models employ a discounted cash flow approach to evaluate whether a credit loss exists at the individual security level and are reviewed at each reporting period. This analysis excludes investments in U.S. Government/Agency bonds and U.S. Government Agency mortgage-backed securities due to being of ‘high credit quality’ based on the absence of risk. For any available for sale debt securities that were initially purchased with credit deterioration (PCD), the amortized cost basis shall be considered to be the purchase price, plus any allowance for credit losses. Estimated credit losses shall be discounted at the rate that equates the present value of the purchaser’s estimate of the security’s future cash flows with the purchase price of the asset. As at December 31, 2024 we recognized a credit loss provision of $1.0 million (2023 —$2.9 million), realizing a gain of $1.9 million within the twelve months ended December 31, 2024.
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

Reserves by segment.  As at December 31, 2024, we had total net loss and loss adjustment expense reserves of $3,950.6 million (December 31, 2023 — $3,232.8 million). This amount represented our best estimate of the ultimate liability for payment of losses and loss adjustment expenses. Of the total gross reserves for unpaid losses of $8,122.6 million at December 31, 2024, a total of $5,247.7 million, or 64.6%, represented IBNR claims (December 31, 2023 — $4,695.1 million and 60.1%, respectively). The following tables analyze gross and net loss and loss adjustment expense reserves by business segment as at December 31, 2024 and 2023, respectively:

	As at December 31, 2024
Business Segment	Gross	Reinsurance Recoverable	Net

	($ in millions)
Reinsurance	$3,165.5	$(1,474.0)	$1,691.5
Insurance	4,957.1	(2,698.0)	2,259.1
Total losses and loss adjustment expense reserves	$8,122.6	$(4,172.0)	$3,950.6

	As at December 31, 2023
Business Segment	Gross	Reinsurance Recoverable	Net

	($ in millions)
Reinsurance	$3,129.3	$(1,756.2)	$1,373.1
Insurance	4,681.3	(2,821.6)	1,859.7
Total losses and loss adjustment expense reserves	$7,810.6	$(4,577.8)	$3,232.8
Within reinsurance recoverables we have recognized $1,190.9 million of recoverables on the LPT as at December 31, 2024 (December 31, 2023 — $1,627.4 million).
The gross reserves may be further analyzed between outstanding claims and IBNR as at December 31, 2024 and 2023 as follows:

	As at December 31, 2024
Business Segment	Gross Case Reserves	Gross IBNR	Gross Reserve	% IBNR

	($ in millions, except for percentages)
Reinsurance	$1,343.8	$1,821.7	$3,165.5	57.5%
Insurance	1,531.1	3,426.0	4,957.1	69.1%
Total losses and loss adjustment expense reserves	$2,874.9	$5,247.7	$8,122.6	64.6%

	As at December 31, 2023
Business Segment	Gross Case Reserves	Gross IBNR	Gross Reserve	% IBNR

	($ in millions, except for percentages)
Reinsurance	$1,487.3	$1,642.0	$3,129.3	52.5%
Insurance	1,628.2	3,053.1	4,681.3	65.2%
Total losses and loss adjustment expense reserves	$3,115.5	$4,695.1	$7,810.6	60.1%
Prior year loss reserves.  For the twelve months ended December 31, 2024, there was an overall increase in our estimate of ultimate net claims to be paid in respect of prior accident years. An analysis of this overall net increase/(decrease) by business segment is as follows for each of the twelve months ended December 31, 2024, 2023 and 2022:

	Twelve Months Ended December 31,
Business Segment	2024	2023	2022

	($ in millions)
Reinsurance	$24.4	$(14.5)	$(58.8)
Insurance	11.2	75.3	86.9
Total losses and loss adjustment expense reserves changes	$35.6	$60.8	$28.1

For the twelve months ended December 31, 2024. The analysis of the development by each segment is as follows:
Reinsurance. Net adverse reserve development of $24.4 million in 2024, due to the unfavorable impact of the LPT of $24.6 million, partially offset by favorable development on post-LPT accident years of $0.2 million.
Insurance. Net adverse reserve development of $11.2 million in 2024, due to adverse prior year development on post-LPT accident years of $0.8 million and the unfavorable movement of $10.4 million due to the impact of the LPT.
For the twelve months ended December 31, 2023. The analysis of the development by each segment is as follows:
Reinsurance. Net reserve releases of $14.5 million in 2023, due to the favorable impact of the LPT of $20.2 million, partially offset by adverse reserve development on post-LPT accident years of $5.7 million.
Insurance. Net adverse reserve development of $75.3 million in 2023, due to adverse prior year development on post-LPT accident years of $26.6 million and the unfavorable movement of $48.7 million due to the impact of the LPT and retroactive accounting by deferring the gains on the contract over the settlement period.
We did not make any significant changes to the methodologies used in our reserving process between 2023 and 2024.
Reinsurance Premiums Payable
Reinsurance Premiums Payable.  As at December 31, 2024, we had reinsurance premiums payables totaling $901.1 million compared to $1,416.6 million at December 31, 2023, a decrease of $515.5 million, primarily driven by the reduction in the fund withheld balance in regards to the LPT contract with Enstar.
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
Property treaty pro rata contributed significantly to our Reinsurance segment where we wrote $270.6 million in gross written premium in 2024 (2023 — $243.4 million), or 14.3% (2023 — 16.0%) of the gross written premiums in our Reinsurance segment, of which $21.5 million was estimated (2023 — $42.6 million) and $249.1 million was reported by the cedants (2023 — $200.8 million). Excluding the impact of costs, such as reinsurance premiums and operating expenses, we estimate that the impact of a $1.0 million increase/decrease in our estimated gross written premiums in our property treaty pro rata business would increase/decrease net income before tax by approximately $0.2 million for the year ended December 31, 2024 (2023 — $0.3 million increase/decrease).
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

Aspen Holdings’ principal sources of liquidity include (i) cash, cash equivalents and investments, (ii) dividends, capital distributions and interest payments from our Operating Subsidiaries and (iii) our availability under our revolving credit facility and letter of credit facilities. As at December 31, 2024, Aspen Holdings held $87.8 million (December 31, 2023 — $87.1 million) of cash, cash equivalents and investments. Our Operating Subsidiaries collectively paid dividends to Aspen Holdings of $511.4 million and $364.4 million for the twelve months ended December 31, 2024 and 2023, respectively. As at December 31, 2024, we had $774.0 million of availability for borrowings under our revolving credit facility and letter of credit facilities (December 31, 2023 — $724 million). Management considers the current cash and cash equivalents, together with dividends declared or expected to be declared by subsidiary companies and our credit facilities, sufficient to appropriately satisfy planned and expected liquidity requirements of Aspen Holdings during 2025 and in light of liquidity projections for the period thereafter. Aspen Holdings’ liquidity depends on dividends, capital distributions and interest payments from our Operating Subsidiaries. Aspen Holdings also has recourse to the credit facility described under “Letter of Credit Facilities” below.
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
Operating Subsidiaries. As at December 31, 2024, the Operating Subsidiaries held $1,110.2 million (December 31, 2023 — $1,073.8 million) in cash and short-term investments that are readily realizable securities. Management monitors the value, currency and duration of cash and investments held by the Operating Subsidiaries to ensure they are able to meet their insurance and other liabilities as they become due and was satisfied that there was a comfortable margin of liquidity as at December 31, 2024 and for the foreseeable future.
On an ongoing basis, our Operating Subsidiaries’ sources of funds primarily consist of premiums written, investment income and proceeds from sales and redemptions of investments. Cash is used primarily to pay reinsurance premiums, losses and loss adjustment expenses, brokerage commissions, general and administrative expenses, taxes, interest, dividends and to purchase new investments. The potential for individual large claims and for accumulations of claims from single events means that substantial and unpredictable payments may need to be made within relatively short periods of time.
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
The liquidity of our Operating Subsidiaries is also affected by the terms of our contractual obligations to policyholders and by undertakings to certain regulatory authorities to facilitate the issue of letters of credit or maintain certain balances in trust funds for the benefit of policyholders, or restricted for other reasons. The following table shows the forms of collateral or other security provided in respect of these obligations and undertakings as at December 31, 2024 and December 31, 2023:

	As at December 31, 2024	As at December 31, 2023

	($ in millions, except for percentages)
Regulatory trusts and deposits:
Affiliated transactions	$433.4	$660.8
Third party	2,713.5	2,714.4
Letters of credit / guarantees	153.2	172.0
Total restricted assets (excluding illiquid assets)	3,300.1	3,547.2
Other investments — illiquid assets	267.2	209.3
Total restricted assets and illiquid assets	$3,567.3	$3,756.5
Total as percent of cash and invested assets	46.4%	50.2%
Refer to Item 18, Note 21(a), “Commitments and Contingent Liabilities — Restricted Assets” of our consolidated financial statements for further detail on our trust fund balances which we are required to maintain in accordance with contractual obligations to policyholders and in compliance with regulatory requirements.
Consolidated cash flows for the twelve months ended December 31, 2024 and December 31, 2023:

	Twelve Months Ended December 31,
	2024	2023

	($ in millions)
Cash flows from operating activities	$554.9	$324.7
Cash flows from investing activities	(352.8)	(172.2)
Cash flows from financing activities	(307.9)	(90.2)
Effect of exchange rate movements on cash and cash equivalents	(8.1)	6.6
(Decrease)/increase in cash and cash equivalents	(113.9)	68.9
Cash and cash equivalents at beginning of period	1,028.1	959.2
Cash and cash equivalents at end of period	$914.2	$1,028.1
Total net cash flow provided by operations for the twelve months ended December 31, 2024 was $554.9 million, a $230.2 million increase in cash flow from the equivalent period in 2023. The increase in cash generated through operating activities was mainly due to an improved underwriting performance, an improvement on the returns generated by our investment portfolio, and a reduction in claim payments.
We utilized net cash of $352.8 million for investing during the period.
Cash flows from financing activities were an outflow of $307.9 million, largely due to the advanced payment of $275.0 million for the redemption of preference shares, and the payment of ordinary and preference share dividends of $249.9 million. This was partially offset by net proceeds of $217.0 million from the issuance of preference shares. At December 31, 2024, we had a balance of cash and cash equivalents of $914.2 million.
Total net cash flow provided by operations for the twelve months ended December 31, 2023 was $324.7 million, a $379.7 million increase in cash flow from the equivalent period in 2022. The increase in cash generated through operating activities was mainly due to an improved underwriting performance, an improvement on the returns generated by our investment portfolio, and a decrease in reinsurance recoverables for payments made on gross claims and not yet collected from the reinsurer. We paid net claims of $1,173.0 million in 2023, and utilized cash of $172.2 million for investing during the period. Cash flows from financing activities were an outflow of $90.2 million, due to the payment of ordinary and preference share dividends.

Capital Resources
We maintain our capital at an appropriate level as determined by our internal risk appetite and the financial strength required by our customers, regulators and rating agencies, sufficient to address such capital requirements during 2025 and in light of projected capital requirements for the period thereafter. We monitor and review the Aspen Group and the Operating Subsidiaries’ capital and liquidity positions on an ongoing basis. The following table shows our capital structures as at December 31, 2024 compared to December 31, 2023:

	As at December 31, 2024	As at December 31, 2023

	($ in millions)
Share capital, additional paid-in capital, retained income and accumulated other comprehensive loss	$2,401.4	$2,155.0
Preference shares (net of issue costs)	970.5	753.5
Long-term debt	300.0	300.0
Total capital	$3,671.9	$3,208.5
As at December 31, 2024, total shareholders’ equity was $3,371.9 million compared to $2,908.5 million as at December 31, 2023. Our total shareholders’ equity as at December 31, 2024 includes four classes of preference shares with a total value of $970.5 million net of share issuance costs (December 31, 2023 — $753.5 million, three classes of preference shares).
On November 26, 2024, the Company issued 9,000 AHL PRF Shares, which are represented by 9,000,000 depositary shares, each of which represents 1/1000th interest in an AHL PRF Share. Each AHL PRF Share has a liquidation preference of $25,000 per share. Net proceeds were $217.0 million, comprising $225.0 million of total liquidation preference less $8.0 million of issuance expenses. The depositary shares are listed on the NYSE under the symbol “AHL PRF”.
Our preference shares are classified in our balance sheet as equity but may receive a different treatment in some cases under the capital adequacy assessments made by certain rating agencies. Such securities are often referred to as “hybrids” as they have certain attributes of both debt and equity. Management monitors the ratio of the total of debt and hybrids to total capital which was 34.6% as of December 31, 2024 (December 31, 2023 — 32.8%). Total capital is defined as being shareholders’ equity plus outstanding debt.
On July 26, 2023, the Company entered into a $300.0 million term loan facility at a borrowing rate of Term SOFR plus an applicable margin (ranging from 1.13% to 1.75% based on the Company’s credit ratings and 1.38% as of December 31, 2024 (December 31, 2023 —1.38%)) and a SOFR adjustment of 0.10% pursuant to the Term Loan Credit Agreement (where “SOFR” refers to the secured overnight financing rate). On November 9, 2023, the Company drew down $300.0 million on the 2026 Term Loan due November 9, 2026 (the “2026 Term Loan”) and the proceeds were used to redeem the 2023 Senior Notes. Subject to applicable law, the 2026 Term Loan will be the senior unsecured obligations of Aspen Holdings and will rank equally in right of payment with all of our other senior unsecured indebtedness from time to time outstanding.
Management monitors the ratio of debt to total capital which was 8.2% as at December 31, 2024 (December 31, 2023 — 9.4%).
On January 1, 2025, the Company redeemed all 11,000,000 shares of its issued and outstanding 5.950% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares. Taking this redemption into account the ratio of the total debt and hybrids to total capital would be 8.8% and the ratio of debt to total capital would be 29.3% as at December 31, 2024. The redemption price was paid on January 2, 2025. To facilitate this redemption, the funds of $275.0 million were transferred in advance to a third party transfer agent on December 30, 2024 and are included in other assets in the consolidated balance sheet. The cash flow has been included under financing activities above. For further details, refer to Note 26, “Subsequent Events”.
Other than those listed above, there were no principal capital management transactions during 2024 or 2023. Additionally, during the twelve months ended December 31, 2024, we paid aggregate dividends of $195.0 million on our ordinary shares to Parent
Access to capital.  Our business operations are in part dependent on our financial strength, the opinions of the independent rating agencies thereof, as discussed elsewhere in this report, and the market’s perception thereof, as measured by total shareholders’ equity, which was $3,371.9 million as at December 31, 2024 (December 31, 2023 — $2,908.5 million). Our ability to access the capital markets is dependent on, among other things, our operating results, market conditions and our perceived financial strength. We regularly monitor our capital and financial position, as well as investment and securities market conditions, both in general and with respect to Aspen Holdings’ securities. Our preference shares and depositary shares are listed on the NYSE.

Letter of Credit Facilities. Refer to Item 18, Note 24 of our consolidated financial statements, “Credit Facilities and Long-term Debt” for discussion of our credit agreements and letter of credit facilities.
C. Research and Development, Patents and Licenses, etc.
Not applicable.
D. Trend Information
We actively manage our insurance and reinsurance portfolios across market cycles and identify the most attractive risk versus return opportunities to allocate capital. We adopt a dynamic capital allocation approach, utilizing our strong balance sheet and our multiple platforms across the United States, the United Kingdom (“U.K.”), Lloyd’s of London (“Lloyd’s”) and Bermuda to match risk with the most appropriate source of capital, and to drive efficiencies and optimal outcomes for our customers. Our ability to offer our broker and client partners holistic and customized solutions across our entire platform of Insurance and Reinsurance, and third-party capital offerings through ACM, provides us the opportunity to execute larger, more complex deals which frequently result in more attractive terms and conditions.
During 2024, the (re)insurance market experienced rate increases across a number of classes of business. Underlying underwriting conditions, including increased natural catastrophe activity and sustained higher inflation, alongside tighter (re)insurance capacity, means we expect pricing to remain generally favorable. We believe Aspen is well placed to take advantage of the current market environment. We have proactively managed our business to reduce volatility and our underwriting portfolio is well diversified by class and geography, supported by a strong capital position and a clear focus on cost management and operational efficiency. We remain focused on profitable growth, optimizing our underwriting returns and prudentially managing catastrophe risk.
Our Markets, General Economic Conditions and Opportunities
We operate within the global (re)insurance market, where we have significant opportunities to capture attractive risk-adjusted returns across the cycle through our multi-platform capabilities. The global macroeconomic and social environment continues to drive demand for increasingly complex (re)insurance solutions delivered as a joined-up offering, which is where we thrive. In recent years, rate increases have been driven by the increased frequency and severity of natural catastrophe events globally (impacted by changing weather patterns), inflation (both social and economic), increased geopolitical tensions and other risks that have grown and emerged, increasing the demand for specialty solutions. As a result, the global commercial insurance industry has seen 33 consecutive quarters of price increases according to WTW’s Commercial Lines Insurance Pricing Survey Q3 2024.
We generally expect these hard market conditions will persist, as they are driven by uncorrelated and continuing macroeconomic and social dynamics. This will provide opportunities for us to deliver profitable growth as we target new business and clients at favorable risk adjusted rates and with improved terms and conditions, while maintaining disciplined risk selection. Furthermore, our chosen lines of business within Insurance have high barriers to entry requiring the bespoke tailoring of products and the need for specialized and experienced underwriters with tenured distribution relationships.
The higher interest rate environment provides additional tailwinds for our business. Higher returns from our fixed income portfolio complement our underwriting income with attractive investment income and contribute to our ability to generate strong risk-adjusted returns for our shareholders. With a low-risk fixed income portfolio of relatively short duration of 2.9 years as of December 31, 2024, we are well placed to take advantage of attractive investment yields as we rotate and reinvest.
Insurance and Reinsurance Market Trends and Developments
Insurance Segment: While market conditions remain competitive, despite increased competition, our market relevance and positioning remain strong across all portfolios (casualty and liability lines, financial and professional lines, specialty lines, and first party lines). Inflation (both social and economic) continue to be material considerations in risk selection and pricing. While casualty and liability lines has seen continued rate increases with six consecutive years of positive movement and a meaningful compound effect, we continue to closely monitor the impact of social inflation, litigation funding and large mass tort verdicts, and accordingly our growth in casualty and liability lines of business is limited. Within our financial and professional lines portfolio, market conditions are beginning to reflect some stabilization after a period of softening within cyber insurance products. This is likely attributable in part to recent industry claim activity. Rates in professional lines remain strong, but market conditions appear to be softening more rapidly in some classes of business.

Reinsurance Segment: Overall, the reinsurance market is moving through the pricing cycle from the peak profit margins realized in 2023 and 2024 to more modest but acceptable profitability for 2025. The property catastrophe market is noticeably more competitive with rates adjusting down by single digits. The reinsurance market has maintained its discipline with respect to the amounts of catastrophe risk covered and reinsurers have not compromised their risk appetite and associated attachment points. We actively monitor our property catastrophe portfolio, have conviction in the pricing of this business and consider the long-term return adequate. The other property reinsurance and specialty reinsurance lines such as Marine, Energy and Terrorism exhibited similar dynamics with pressure on rates and increased commissions. Similar to property catastrophe, these classes of business remain well-priced and attractive. The casualty reinsurance lines renewal remained competitive in January 2025. These renewals reflected higher pricing, responding to the market wide concerns about adverse development from accident years 2015 through 2019 as a result of elevated loss inflation.
Tax Updates
On December 27, 2023, the Government of Bermuda enacted the CIT Act, which applies a 15% corporate income tax to certain Bermuda businesses in fiscal years beginning on or after January 1, 2025. The CIT Act includes a provision referred to as the economic transition adjustment, which is intended to provide a fair and equitable transition into the tax regime, and results in a deferred tax benefit for the Company. Pursuant to this legislation, the Company recorded a net deferred tax asset in the fourth quarter of 2023. On January 15, 2025, the OECD issued administrative guidance on Article 9.1 of the GloBE Rules. This guidance, if incorporated into the laws of the jurisdictions in which we operate, could cause additional top-up taxes pursuant to the GloBE Rules to the extent the net deferred tax asset we established upon enactment of the CIT in 2023 pursuant to the economic transition adjustment reverses after 2026. It is uncertain whether the jurisdictions in which we operate will incorporate this guidance. Further, the amount of such deferred tax asset that reverses in any given year, if any, is uncertain. To the extent the jurisdictions in which we operate incorporate this guidance into their own laws, our overall cash tax savings from the reversal of the deferred tax asset could be limited to the lesser of 20% of the gross deferred tax asset or the portion of the deferred tax asset that reverses in 2025 and 2026.
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
Reserving Approach
We are required by U.S. GAAP to establish loss reserves for the estimated unpaid portion of the ultimate liability for losses and loss adjustment expenses (“ultimate losses”) under the terms of our policies and agreements with our insured and reinsured customers. Our loss reserves comprise the following components:
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
IBNR Reserves.  The need for IBNR reserves arises from time lags between when a loss occurs and when it is actually reported and settled. By definition, we do not have specific information on IBNR claims so they need to be estimated by actuarial methodologies. IBNR reserves are therefore generally calculated at a class of business level and cannot generally be identified as reserves for a particular loss or contract. We calculate IBNR reserves by class of business within each line of business. Where appropriate, analyses may be conducted on sub-sets of a class of business. IBNR reserves are calculated by projecting our ultimate losses on each class of business and subtracting paid losses and case reserves. IBNR reserves also cover the anticipated cost of claims incurred but not reported, within this we also include any potential development of reported claims. Over recent years, we have begun to place greater reliance on our actual actuarial experience for our long-tail lines of business that we have written since our inception in 2002. We believe that our earliest accident years are now capable of providing us with meaningful actuarial indications. Estimates and judgments for new insurance and reinsurance lines of business are more difficult to make than those made for more mature lines of business because we have more limited historical information through December 31, 2024.
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
As at December 31, 2024, the Reserve Committee was chaired by the Group Chief Actuarial Officer and its membership includes members of senior management from various functions of the business.
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

These factors are incorporated in the management’s best estimate of reserves. We take all reasonable steps to ensure that we utilize all appropriate information and actuarial techniques in establishing our IBNR reserves. However, given the uncertainty in establishing claims liabilities, it is likely that the final outcome will prove to be different from the original provision established at the balance sheet date. Changes to our previous estimates of prior period loss reserves impact the reported calendar year underwriting results by worsening our reported results if the prior year reserves prove to be deficient or improving our reported results if the prior year reserves prove to be redundant. As at December 31, 2024, a 5% change in the gross reserve for IBNR losses would have equated to a change of approximately $262.4 million (2023 — $234.8 million) in loss reserves.
A 5% change in our net loss reserves equates to $197.5 million and represents 5.9% of shareholders’ equity as at December 31, 2024.
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
Management’s best estimate of the net reserve for losses and loss expenses as at December 31, 2024 was $3,950.6 million. The following tables show the effect on estimated net reserves for losses and loss expenses as at December 31, 2024 of a change in two of the most critical assumptions in establishing reserves: (i) loss emergence patterns, accelerated or decelerated by three and six months; and (ii) expected loss ratios varied by plus or minus five and ten percent. Accelerated loss emergence patterns indicates a higher development percentage of losses, therefore requiring lower IBNR than previously expected and hence resulting in a lower ultimate.
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
Net reserve for losses and loss adjustment expenses as at December 31, 2024 — Sensitivity to loss emergence patterns

Change in assumption	Reserve for losses and loss adjustment expenses
($ in millions)
Six month acceleration	$3,712.6
Three month acceleration	$3,822.6
No change (selected)	$3,950.6
Three month deceleration	$4,110.5
Six month deceleration	$4,304.6

Net reserve for losses and loss adjustment expenses as at December 31, 2024 — Sensitivity to expected loss ratios

Change in assumption	Reserve for losses and loss adjustment expenses
($ in millions)
10% favorable	$3,575.2
5% favorable	$3,762.9
No change (selected)	$3,950.6
5% unfavorable	$4,138.3
10% unfavorable	$4,326.0
 The most significant variance in the above scenarios (i.e., a 10% unfavorable movement in expected loss ratios) would have the effect of increasing losses and loss expenses by $375.4 million.
Management believes that the reserve for losses and loss adjustment expenses is sufficient to cover expected claims incurred before the reporting date on the basis of the methodologies and judgments used to support its estimates. However, there can be no assurance that actual payments will not vary significantly from total reserves. The reserve for losses and loss adjustment expenses and the methodology of estimating such reserve are regularly reviewed and updated as new information becomes known. Any resulting adjustments are reflected in income in the period in which they become known.
Recoverability of Deferred Tax Asset
In assessing the recoverability of deferred tax assets, and the recognition/de-recognition of associated valuation allowances, the Company considered a number of factors that required significant judgement, such as successive years of achieving three-year cumulative net taxable income, recent operating trends, growth and profitability forecasts, premium and investment return assumptions, etc. when making its determination. For the year ended December 31, 2024, the valuation allowance for Aspen UK was reduced by $106.6 million since it was the third consecutive year meeting the aforementioned benchmarks. At December 31, 2024, the valuation allowance reflects management’s assessment that it is more likely than not that the deferred tax assets in the branches of the U.K. and Bermuda operating subsidiaries, on foreign tax credit carryforwards and on trapped net operating losses will not be realized. Management believe that all other deferred tax assets will more likely than not be fully utilized over time.
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
The Company considers securities, other financial instruments, privately-held investments and derivative insurance contracts subject to fair value measurement whose valuation is derived by internal valuation models to be based largely on unobservable inputs. Unobservable inputs are assumptions used by the Company using the best available information at the time of making these valuation assumptions. Level 3 financial instruments have the least use of observable market inputs used to determine fair value. As at December 31, 2024, the Company classified privately-held investments of $311.0 million as Level 3 as a result of significant unobservable inputs used to determine fair value (2023 — $489.9 million).
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
F. Tabular Disclosure of Obligations
The following table summarizes our obligations (other than our obligations to employees) under long-term debt, operating leases (net of subleases) and reserves relating to insurance and reinsurance contracts as at December 31, 2024:

	2025	2026	2027	2028	2029	Later Years	Total

	($ in millions)
Operating lease obligations	$15.4	$14.6	$13.2	$13.0	$10.9	$21.5	$88.6
Long-term debt obligations	—	300.0	—	—	—	—	300.0
Long-term debt obligations, annual interest (1)	20.0	17.1	—	—	—	—	37.1
Reserves for losses and LAE (2)	1,662.0	1,327.6	1,095.0	865.0	685.0	2,488.0	8,122.6
Total	$1,697.4	$1,659.3	$1,108.2	$878.0	$695.9	$2,509.5	$8,548.3
__________________
(1)    The long-term debt accrues interest at a variable rate of Term Secured Overnight Financing Rate plus an applicable margin. In estimating our annual interest obligation on our long-term debt, the borrowing rate as of December 31, 2024 has been used.
(2)    In estimating the time intervals into which payments of our reserves for losses and loss adjustment expenses fall, as set out above, we have utilized actuarial assessed payment patterns. By the nature of the insurance and reinsurance contracts under which these liabilities are assumed, there can be no certainty that actual payments will fall in the periods shown and there could be a material acceleration or deceleration of claims payments depending on factors outside our control. The total amount of payments in respect of our reserves, as well as the timing of such payments, may differ materially from our current estimates for the reasons set out under Item 18, Note 2 of our consolidated financial statements, “Basis of Presentation and Significant Accounting Policies - Reserves.”
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
The inclusion of forward-looking statements in this report should not be considered as a representation by us or any other person that our current objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those addressed by the forward-looking statements, including the following:
•The occurrence, timing and results of, and market reaction to, our Potential Initial Public Offering;
•the occurrence of natural disasters, severe weather events and other catastrophic events;
•global climate change and governmental responses thereto;
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
The potential exists after a catastrophe or other large property loss for the development of inflationary pressures in a local economy as the demand for services, such as construction, typically surges. The cost of settling claims may also be increased by global commodity price inflation. We seek to take both these factors into account when setting reserves for any events where we think they may be material. In addition, this risk may be exacerbated by the steps taken by governments and central banks throughout the world in responding to the COVID-19 pandemic and any future pandemics, the impact from the war in Ukraine, global supply chain issues.
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
H. Reconciliation of Non-GAAP Financial Measures
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
Average equity, a non-GAAP financial measure, is used in calculating ordinary shareholders return on average equity. Average equity is calculated by taking the arithmetic average of total shareholders’ equity on a quarterly basis for the stated periods excluding the average value of preference shares less issue expenses. Operating return on average equity is calculated by dividing operating income by average equity.

	As at December 31,
	2024	2023	2022

	($ in millions)
Total shareholders’ equity	$3,371.9	$2,908.5	$2,358.0
Preference shares less issue expenses	(970.5)	(753.5)	(753.5)
Average adjustment	(174.0)	(336.2)	101.5
Average equity	$2,227.4	$1,818.8	$1,706.0

Operating return on average equity	19.4%	20.2%	11.9%

Net income, adjusted for preference share dividends, on average equity	19.4%	26.7%	0.4%
Net income, adjusted for preference share dividends, on closing equity	18.0%	22.5%	0.4%
Operating income is a non-GAAP financial measure. Operating income is an internal performance measure used by Aspen in the management of its operations and represents after-tax operating results. Operating income includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the LPT contract with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. Operating income also excludes certain costs related to the LPT contract with a subsidiary of Enstar Group Limited, net foreign exchange gains or losses, including net realized and unrealized gains and losses from foreign exchange contracts, net realized gains or losses on investments and non-operating expenses and income.
Aspen excludes the items above from its calculation of operating income because management believes they are not reflective of underlying performance or the amount of these gains or losses is heavily influenced by, and fluctuates according to, prevailing investment market and interest rate movements. Aspen believes these amounts are either largely independent of its business and underwriting process, not aligned with the economics of transactions undertaken, or including them would distort the analysis of trends in its operations. In addition to presenting net income determined in accordance with GAAP, Aspen believes that showing operating income enables users of its financial information to analyze Aspen’s results of operations in a manner consistent with how management analyzes Aspen’s underlying business performance. Operating income should not be viewed as a substitute for GAAP net income.

Operating Income Reconciliation	Twelve Months Ended December 31,
	2024	2023	2022

	($ in millions)
Net income available to Aspen Insurance Holdings Limited’s ordinary shareholders	$431.2	$484.8	$6.5
Add/(deduct) items before tax
Net foreign exchange (gains)/losses	(39.1)	10.1	64.6
Net realized and unrealized investment losses/(gains)	49.5	(14.5)	177.6
Non-operating expenses	29.9	35.1	36.0
Impact of the LPT, net of certain costs related to the LPT contract with Enstar	62.6	50.5	22.8
Non-operating income tax (benefit)	(101.6)	(198.4)	(105.2)
Operating income	$432.5	$367.6	$202.3
Retention ratio is calculated by dividing net written premiums by gross written premiums.

	Twelve Months Ended December 31, 2024			Twelve Months Ended December 31, 2023
Retention ratio	Reinsurance	Insurance	Total	Reinsurance	Insurance	Total

	($ in millions, except for percentages)			($ in millions, except for percentages)
Gross written premiums	$1,885.8	$2,723.5	$4,609.3	$1,521.0	$2,446.6	$3,967.6
Net written premiums	$1,275.7	$1,666.9	$2,942.6	$1,098.0	$1,483.9	$2,581.9
Retention ratio	67.6%	61.2%	63.8%	72.2%	60.7%	65.1%
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
Adjusted underwriting income or loss is a non-GAAP financial measure. It is the underwriting profit or loss adjusted for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the LPT contract with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. Adjusted underwriting income or loss also excludes certain costs related to the LPT contract with Enstar that closed in the second quarter of 2022. Adjusted underwriting income represents the performance of our business for accident years 2020 onwards, which management believes reflects the underlying underwriting performance of the ongoing portfolio.
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

Underwriting Income, Adjusted Underwriting Income, Adjusted Combined Ratio and Adjusted Loss Ratio	Twelve Months Ended December 31,
	2024	2023	2022

	($ in millions, except for percentages)
Net earned premium	$2,889.7	$2,614.5	$2,688.7

Current accident year net losses and loss expenses	1,494.9	1,372.1	1,345.1
Catastrophe losses	187.3	120.1	306.8
Prior year reserve development, post LPT years	0.6	32.3	13.0
Adjusted losses and loss adjustment expenses	1,682.8	1,524.5	1,664.9
Impact of the LPT	35.0	28.5	15.1
Losses and loss adjustment expenses	1,717.8	1,553.0	1,680.0
Acquisition costs	420.2	380.2	431.8
General and administrative expenses	405.9	354.5	386.5
Underwriting expenses	$2,543.9	$2,287.7	$2,498.3

Underwriting income	$345.8	$326.8	$190.4

Combined ratio	87.9%	87.5%	93.0%

Adjusted underwriting income (1)	$380.8	$355.3	$205.5
Adjusted combined ratio (1)	86.8%	86.4%	92.4%
Adjusted loss ratio (1)	58.3%	58.3%	61.9%
____________
(1)    The adjusted underwriting income, adjusted combined ratio and adjusted loss ratio remove the impact of the change in deferred gain on retroactive reinsurance contracts in order to match the loss recoveries under the LPT contract with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. The adjusted underwriting income, adjusted combined ratio and adjusted loss ratio represent the performance of our business for accident years 2020 onwards, which management believes reflects the underlying underwriting performance of the ongoing portfolio.

Item 6.        Directors, Senior Management and Employees
A. Directors and Executive Officers
The following are the directors and executive officers (as contemplated by SEC rules and regulations) of the Company as of the date of this report.

Name	Position with the Company	Date Appointed to Role
Directors
Mark Cloutier	Director, Executive Chair, and Group Chief Executive Officer	February 2019
David Altmaier *	Director, Chair of the Compensation Committee, Member of the Risk, Audit and Conflicts Committees	March 2023
Albert J. Beer *	Director, Chair of the Conflicts Committee, Member of Audit, Investment and Risk Committees	July 2019(1)
Christian Dunleavy	Director and Group President	March 2025
Theresa Froehlich *	Director, Chair of Risk Committee, Member of Compensation and Nominating and Corporate Governance Committees	June 2020
Alexander Humphreys ^	Director, Member of Risk Committee	February 2019
Michael Lagler ^	Director	March 2025
Richard Lightowler *	Director, Chair of Audit Committee, Member of Conflicts Committee	December 2020
Gernot Lohr ^	Director	February 2019
Tammy L. Richardson-Augustus *	Director, Chair of Investment Committee, Chair of Nominating and Corporate Governance Committee	March 2021
Michael Saffer ^	Director, Member of Risk, Investment, Compensation and Nominating and Corporate Governance Committees	February 2019
Executive Officers
Mark Cloutier	Director, Executive Chair and Group Chief Executive Officer	February 2019
David Amaro	Group General Counsel & Company Secretary	January 2023
Mark Pickering	Group Chief Financial Officer & Treasurer	August 2024
Christian Dunleavy	Director and Group President	August 2024
Bruce Eisler	Chief Underwriting Officer - Insurance	June 2020
Rob Houghton	Group Chief Operating Officer	January 2022
Aileen Mathieson	Group Chief Investment Officer	November 2021
Brian Tobben	Chief Executive Officer of Aspen Capital Partners	May 2021
John Welch	Chief Underwriting Officer - Reinsurance	June 2023
(1) Mr. Beer previously served as a Director of the Company from February 4, 2011 until February 15, 2019. * Independent, Non-Executive Director ^ Non-Executive Director

Biographical information
Directors:
•Mark Cloutier, Director, Executive Chair & Group Chief Executive Officer
Mr. Cloutier was appointed Executive Chair and Group Chief Executive Officer of Aspen in February 2019. He had previously been Executive Chairman of the Brit Group, a Lloyd's of London insurer, since January 2017 and prior to this, he was Chief Executive Officer of the Brit Group from October 2011 following its acquisition by Apollo and certain other private equity firms. As Chief Executive Officer of the Brit Group, Mr. Cloutier led a major restructuring of Brit’s global business, the successful listing on the London Stock Exchange through an initial public offering in 2014 as well as the subsequent acquisition of the business by Fairfax Financial Holdings in 2015.
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
He currently serves on the Board of Overseers of the Maurice R. Greenberg School of Risk Management, Insurance and Actuarial Science in New York and was appointed Deputy Chair of the Association of Bermuda Insurers and Reinsurers (“ABIR”) in December 2023.
Mr. Cloutier has worked with a variety of private equity investors including Apollo, CVC Capital Partners, Kohlberg Kravis Roberts & Co. L.P. and Fortress Investment Group LLC. He started his career in British Columbia, Canada with Brouwer and company independent loss adjusters before moving on to found his own firm, Maxwell Cloutier Adjusters Ltd.
•David Altmaier, Independent Director, Chair of the Compensation Committee and Member of the Risk, Audit and Conflicts Committees
Mr. Altmaier was appointed to the Board in March 2023. Since March 2023, Mr. Altmaier has worked as a consultant at The Southern Group, a full-service lobbying firm. Prior to joining The Southern Group, Mr. Altmaier was the Commissioner of Insurance for the State of Florida from 2016 to 2022. In this role, Mr. Altmaier led the Office of Insurance Regulation (the “OIR”) and worked to cultivate a market in Florida in which insurance products are reliable, available, and affordable. He started at the OIR in 2008, serving in a number of increasingly senior roles, including as Director of Property & Casualty Financial Oversight and, prior to assuming the role of Commissioner, as Deputy Commissioner of Property and Casualty Insurance.
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

•Christian Dunleavy, Director and Group President
Mr. Dunleavy was appointed to the Board in March 2025 and was appointed Group President and Chief Executive Officer of Aspen Bermuda Limited in August 2024 after holding several leadership positions at Aspen since joining in 2015, most recently Group Chief Underwriting Officer. During his tenure, he has served as Head of Global Property Catastrophe, Chief Underwriting Officer of Aspen Re and Chief Executive Officer and Chief Underwriting Officer of Aspen Bermuda.
Prior to joining Aspen, Mr. Dunleavy spent several years at Axis Capital, where he was a Senior Vice President, and responsible for U.S. Property Treaty, Caribbean Property and Workers Compensation Catastrophe business. Before joining Axis Capital in 2002, he was a Senior Analyst at Renaissance Re, where he focused on multi-peril modeling, pricing and portfolio analysis.
In addition to his responsibilities at Aspen, Mr. Dunleavy is also Chair of the Association of Bermuda International Companies, as well as an Independent Director of CG Coralisle Group.
•Theresa Froehlich, Independent Director, Chair of the Risk Committee, Member of Compensation and Nominating and Corporate Governance Committees
Ms. Froehlich was appointed to the Board in June 2020. She has over 25 years of management experience in the financial services industry. From 2010 to 2016, Ms. Froehlich held senior roles at Lloyd’s of London, including interim director of performance management, where she was responsible for all commercial aspects of oversight of the marketplace and setting underwriting standards, and also head of underwriting performance. Prior to working at Lloyd’s of London, she worked in Zurich as a Managing Director for Swiss Reinsurance Company Ltd., holding various senior management roles which included portfolio management of structured reinsurance products, driving transformation and strategic initiatives and serving as the Head of Transactions UK at Admin Re.
She currently serves as Chair of Brown & Brown Europe Limited, as a Non-executive Director of Aegon U.K. PLC and other companies in that group and has served as a Non-executive Director and Chair of the Audit Committee of Managing Agency Partners Ltd since 2017. From 2017 to 2020, Ms. Froehlich served as a Non-executive Director of Starr International Europe Limited and Starr Managing Agents Limited, where she chaired the Remuneration Committee and was a member of the Audit and Risk and Capital Committees. In addition, Ms. Froehlich has served as the Chair of Aspen Insurance U.K. Limited since November 2019 and as a Non-executive Director of Aspen Managing Agency Limited, where she chaired the Risk Management Committee from November 2019 to June 2022 and the Board since November 2021. Ms. Froehlich started her career as a commercial solicitor in Scotland before moving into mergers and acquisitions and structured finance.
•Alexander Humphreys, Director and Member of the Risk Committee
Mr. Humphreys was appointed to the Board in February 2019. Mr. Humphreys is a Partner at Apollo, which he joined in 2008. Prior to this, Mr. Humphreys worked at Goldman Sachs & Co. LLC on its financial institutions mergers and acquisitions team. Mr. Humphreys also currently serves on the boards of various Apollo portfolio companies, including Athora Holding, Ltd, Catalina Holdings (Bermuda) Ltd., Athene Life Re Ltd. and Athene Co-Invest Reinsurance Holdings Ltd. He previously served on the board of directors of Miller Homes, HD Finance Holdings Limited (parent of Haydock Finance Holdings Limited), Latecoere S.A., Seguradoras Unidas S.A. (parent of Tranquilidade), Luminescence Cooperatief U.A., and Amissima Holdings, S.r.l.

• Michael Lagler, Director
Mr. Lagler was appointed to the Board in March 2025. Mr. Lagler joined Apollo in 2021, where he is currently an Associate on the London Private Equity team. Prior to joining Apollo, he was a member of the investment banking team in the financial institutions group and subsequently the mergers and acquisitions group at Perella Weinberg Partners in London from July 2018 to April 2021. Mr. Lagler has been involved in various private equity transactions, including in relation to Aspen Insurance Holdings Limited and the acquisition of Banks and Acquirers International Holding S.A.S. (known as Ingenico) by investment funds affiliated with Apollo. Mr. Lagler graduated from the WHU - Otto Beisheim School of Management with a BSc degree in International Business Administration. We believe Mr. Lagler is qualified to serve on the Board due to his experience operating and investing in a variety of market sectors, including the insurance and financial services industries.
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
Currently, Mr. Lohr serves on the board of directors of Athora Holding, Ltd. and Catalina Holdings. Mr. Lohr has previously served on the board of directors of Athene Holding Ltd., Oldenburgische Landesbank, Seguradoras Unidas, S.A. (f/k/a Companhia de Seguros Tranquilidade, S.A.).
Mr. Lohr has a joint Master’s Degree in Economics and Engineering from the University of Karlsruhe, Germany, and he received a Master of Business Administration from the MIT Sloan School of Management.
•Tammy L. Richardson-Augustus, Independent Director, Chair of the Investment Committee, Chair of Nominating and Corporate Governance Committee
Ms. Richardson-Augustus was appointed to the Board in March 2021. Ms. Richardson-Augustus has 25 years of legal experience and since 2007 has been a partner and a member of the Bermuda corporate department of Appleby, a leading global provider of offshore legal and fiduciary services. Ms. Richardson-Augustus provides transactional and corporate governance advice to corporate clients (including but not limited to developing a framework of prudent and effective policies for board committees). Ms. Richardson-Augustus maintains a diversified business transactions practice, with emphasis on domestic and international mergers and acquisitions, joint ventures, capital markets and securities, secured and unsecured lending transactions and general corporate governance matters. She has extensive experience working with clients in a wide range of industries, including in energy, oil and gas exploration, and maritime shipping. Ms. Richardson-Augustus currently serves on numerous boards including on the regulatory board (Bermuda Monetary Authority), statutory board (Bermuda Deposit Insurance Corporation) and on the board of Polaris (a company listed on the Bermuda Stock Exchange) and is a member of the Bermuda Bar Association and is a justice of the peace.

•Michael Saffer, Director, Member of the Risk, Investment, Compensation and Nominating and Corporate Governance Committees
Mr. Saffer was appointed to the Board in February 2019. Mr. Saffer joined Apollo in 2015, where he is a Managing Director in the London Private Equity team. Prior to joining Apollo, he was a member of the mergers and acquisitions group at Credit Suisse in London. Mr. Saffer has been involved in various private equity transactions including the acquisition of Oldenburgische Landesbank (formerly known as Bremer Kreditbank AG), Catalina Holdings (Bermuda) Ltd., Aspen Insurance Holdings Limited, Lottomatica S.p.A. (f/k/a Gamenet Group S.p.A.),Covis Group S.a r.l. and Evri by investment funds affiliated with Apollo. He also serves on the board of directors of Lottomatica S.p.A. and Evri.
Mr. Saffer graduated from the University of Nottingham with a BSc in Economics.
Senior Management
•Mark Cloutier, Director, Executive Chair & Group Chief Executive Officer
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
•Mark Pickering, Group Chief Financial Officer & Treasurer
Mr. Pickering was appointed as Group Chief Financial Officer and Treasurer in August 2024. He has over 20 years of experience in the reinsurance industry, and has held a number of senior roles at Aspen since joining in September 2015. His previous responsibilities included Group Chief Capital Management Officer, Chief Executive Officer at Aspen Bermuda, Chief Financial Officer of Aspen Bermuda and Director of Aspen Bermuda.
Prior to joining Aspen, he served as Senior Vice President, Treasurer with Platinum Underwriters Holdings, Ltd. from 2006 to 2015. He is a Chartered Financial Analyst, Chartered Professional Accountant and also an Associate in Reinsurance.
•Christian Dunleavy, Director and Group President
See Mr. Dunleavy’s’s Biographical Information under Directors above.
•Bruce Eisler, Chief Underwriting Officer - Insurance
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
•Rob Houghton, Group Chief Operating Officer
Mr. Houghton joined Aspen as Group Chief Operating Officer in January 2022. In his role, he oversees Aspen’s group operations, AI / data analytics and IT strategy. Mr. Houghton joined from MS Amlin, where he was Group Chief Operating Officer and, more recently, MS Amlin Business Services’ Chief Executive Officer. He has more than 20 years of operations, data science, IT and transformation experience across a range of sectors, including strong insurance experience.
Mr. Houghton has lived and operated on a global basis with recent experience across North America and Europe.

•Aileen Mathieson, Group Chief Investment Officer
Ms. Mathieson joined Aspen in November 2021, as Group Chief Investment Officer. She brings more than 30 years of experience as a finance leader in a number of industry sectors, including more than 17 years in financial services and investments.
Prior to Aspen, Ms. Mathieson served at Aberdeen Standard Investments, where she was Global Head of Insurance and at Zurich UK between 2014 and 2019 where she was Chief Investment Officer and Head of Wealth Management. During her career, she also held senior finance roles at Nucleus Financial Group plc, Standard Life Group, Diageo plc and EMI Music. Ms. Mathieson started her career at KPMG and is a qualified Chartered Accountant (Scotland) and Chartered Member of the Chartered Institute for Securities and Investment.
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
•John Welch, Chief Underwriting Officer - Reinsurance
Mr. Welch was appointed Chief Underwriting Officer-Reinsurance in June 2023. Mr. Welch has over 30 years of global experience in reinsurance and insurance, including executive roles across global companies. Most recently, from January 2020 to August 2022, Mr. Welch was Chief Executive, Domestic Markets at AXA XL Re, where he led local reinsurance underwriting teams around the world. Mr. Welch previously held a number of senior roles at AXA XL, XL Catlin Group and XL Group.

B. Compensation
Director Compensation
The Company paid approximately $1.5 million as aggregate compensation to non-executive directors for their services to the Company during 2024. In the case of Albert Beer and Theresa Froehlich, this also includes fees paid for their services as directors of certain of the Company’s subsidiaries.
Mr. Cloutier, our Group Chief Executive Officer and Executive Chairman of the Board, did not receive any compensation for his services as a director in 2024. Likewise, Messrs. Humphreys, Lohr, and Saffer did not receive any compensation for their services as a director in 2024. All directors are reimbursed for travel and other related expenses incurred while attending Board meetings.
Senior Management Compensation
In relation to 2024, the members of senior management identified in Item 6A (including Mr. Cloutier) have been awarded approximately $21.3 million in aggregate compensation. This is comprised of: (i) base salary of approximately $5.9 million; (ii) discretionary bonuses, which include annual bonuses paid in 2025 for service during 2024 of approximately $13.1 million ; and (iii) pension, retirement, and other benefits of approximately $2.2 million.
As of December 31, 2024, there were no equity compensation plans under which equity securities of the Company were authorized for issuance.
C. Board Practices
The Board currently consists of 11 directors (see Item 6A above). The current directors on the Board have been elected to serve until the next Annual General Meeting of the Company or until their appointment is terminated in accordance with the Bye-Laws of the Company.
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
Other Standing Committees
The Board currently has a Risk Committee, Investment Committee and a Conflicts Committees. The Board is not required to have a remuneration or compensation committee. Notwithstanding the foregoing, the Board has established a Compensation Committee and a Nominating and Corporate Governance Committee, each of which will formally take effect upon completion of the Potential Initial Public Offering. See “Item 4B - Business Overview - Risk Management” for more information regarding these committees and “Item 16G – Corporate Governance” for a summary of ways in which our corporate governance practices differ from those followed by U.S. domestic companies listed on the NYSE.

D. Employees
As at December 31, 2024, we employed 1,128 persons in the following countries:

Country	As at December 31, 2024	As at December 31, 2023	December 31, 2022
United Kingdom	569	524	459
United States	452	426	391
Bermuda	71	70	57
Switzerland	21	20	21
Singapore	15	13	14
Australia	—	—	4
Total	1,128	1,053	946
The increase in the number of employees in 2024 compared to 2023 was primarily in the United Kingdom and the United States. We believe that relations with our employees, none of which are subject to collective bargaining agreements, are good.
E. Share Ownership
Not applicable. 100% of the Company’s ordinary shares are owned by Parent and there are no other ordinary shares or classes of ordinary shares issued and no share-based compensation plans issued or administered by Aspen Holdings as of December 31, 2024. The Company’s non-voting preference shares and depositary shares, as at the date of issuing this report, are listed on the NYSE under the following symbols: AHL PRD, AHL PRE and AHL PRF.
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
B. Related Party Transactions
Relationships and Related Party Transactions with Apollo or its Affiliates
Parent, an affiliate of certain investment funds managed by Apollo, owns all of the Company’s ordinary voting shares. Additionally, certain of our directors are employees of Apollo and its affiliates. Namely, Messrs. Humphreys, Lagler, Lohr, and Saffer are employees of Apollo.
For a disclosure of other related party transactions, refer to Item 18, Note 20 of our consolidated financial statements, “Related Party Transactions.”
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
At the Board’s discretion, we declare and pay quarterly dividends on our 5.625% Perpetual Non-Cumulative Preference Shares (NYSE: AHL PRD) (“AHL PRD Shares”), our 5.625% Perpetual Non-Cumulative Preference Shares (“AHL PRE Shares”), which are represented by depositary shares, each representing 1/1000th interest in an AHL PRE Share (NYSE: AHL PRE), and our depositary shares, each representing a 1/1000th interest in our 7.00% Perpetual Non-Cumulative Preference Shares (NYSE: AHL PRF) (“AHL PRF Shares” and, together with our AHL PRD Shares and our AHL PRE Shares, the “Preference Shares”). Such Preference Shares rank senior to our ordinary shares with respect to the payment of dividends and distributions of assets upon our liquidation, dissolution or winding-up.
On November 26, 2024, the Company issued 9,000,000 depositary shares, each of which represents 1/1000th interest in a share of the 7.00% Perpetual Non-Cumulative Preference Shares, of the AHL PRF Shares. Dividends of $612.50 were declared on the AHL PRF Shares on February 28, 2025, to be paid on or around April 1, 2025.
On November 29, 2024, the Company issued a notice of redemption in connection with all of its issued and outstanding 5.950% Fixed-to-Floating Perpetual Non-Cumulative Preference Shares (the “AHL PRC Shares”) (NYSE: AHL PRC). The redemption took place on January 1, 2025, to be paid on January 2, 2025, and was conducted pursuant to the terms of the certificate of designation, dated May 2, 2013, governing the AHL PRC Shares.
During the twelve months ended December 31, 2024, we paid aggregate dividends of $26.8 million, $14.1 million and $14.0 million on our AHL PRC Shares, AHL PRD Shares and AHL PRE Shares, respectively. The terms of our Preference Shares contain restrictions on our ability to pay dividends to holders of our ordinary shares.
Additionally, during the twelve months ended December 31, 2024, we paid aggregate dividends of $195.0 million on our ordinary shares to Highlands Bermuda Holdco, Ltd., the holder of all of our ordinary shares.
B. Significant Changes
None.
Item 9.        The Offer and Listing
A. Offer and Listing Details
The Company’s preference shares and depositary shares are listed on the NYSE under the following symbols: AHL PRD, AHL PRE and AHL PRF.
B. Plan of Distribution
Not applicable.
C. Markets
The Company’s preference shares and the depositary shares are listed and traded on the NYSE. The AHL PRD Shares began trading on September 21, 2016. The AHL PRE Shares began trading on August 13, 2019. The AHL PRF Shares began trading on November 26, 2024.
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
Information Technology Outsourcing Agreement:
In August 2018, Aspen Insurance UK Services Limited, Aspen Insurance U.S. Services Inc. and Aspen Bermuda entered into an Outsourcing Agreement (the “Original IT Outsourcing Agreement”) with Cognizant Worldwide Limited, a company registered in England (“Cognizant”). Pursuant to the Original IT Outsourcing Agreement, Cognizant provided the Company with information technology services to enable us to deliver greater operating effectiveness and efficiencies. The Original IT Outsourcing Agreement became effective in August 2018 and had an initial term period of five years beginning in October 2018. The Company had the right to extend the Original IT Outsourcing Agreement for an additional two-year term.
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

In November 2024, the Company signed a new contract with Cognizant for a further three-year term (with an option for an additional two years). The total contract value for the latest agreement for Application Development and Management Services with Cognizant is $16.5 million over three years.
In 2024, the Company paid Cognizant approximately $11.6 million (2023 — $11.5 million, 2022 — $10.5 million) for services rendered under the Original IT Outsourcing Agreement.
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
Under the terms of the BPO Outsourcing Agreement, Genpact will provide support function services to the Company. The compensation structure under the BPO Outsourcing Agreement includes a combination of fixed and variable fees which may fluctuate, as set forth in the BPO Outsourcing Agreement, based on our actual use of Genpact’s services. In 2024, the Company paid Genpact approximately $12.3 million (2023 — $10.8 million, 2022 — $8.5 million) for services rendered under the BPO Outsourcing Agreement.
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
The IT Infrastructure Outsourcing Agreement has minimum service levels that LTIMindtree must meet or exceed. The compensation structure under the IT Infrastructure Outsourcing Agreement includes a combination of fixed and variable fees which are both applicable and may fluctuate based on our actual use of LTIMindtree’s services, as set forth in the IT Infrastructure Outsourcing Agreement. In 2024, the Company paid LTIMindtree $8.3 million, (2023 — $5.7 million, 2022 — $1.0 million approximately) for services rendered under the IT Infrastructure Outsourcing Agreement.
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

Under the terms of the LPT, Enstar’s subsidiary will reinsure net losses incurred on or prior to December 31, 2019 on all of the Company’s net loss reserves of $3,120.0 million as of September 30, 2021. The LPT provides for a limit of $3,570.0 million in consideration for a premium of $3,160.0 million. The amount of net loss reserves ceded, as well as the premium and limit amounts provided under the LPT, have been adjusted for claims paid between October 1, 2021 and the closing date of the transaction. The premium includes $770.0 million of premium previously paid with respect to reserves ceded under the Original Agreement, which will continue to be held in trust accounts to secure the Enstar subsidiary’s obligations under the LPT. The incremental new premium will initially be held in funds withheld accounts in their original currencies maintained by the Company but will be released to the trust accounts maintained by the Enstar subsidiary no later than September 30, 2025. The funds withheld by the Company will be credited with interest at an annual rate of 1.75% plus, for periods after October 1, 2022, an additional amount equal to 50% of the amount by which the total return on the Company’s investments and cash and cash equivalents exceeds 1.75%. Under the LPT, the Enstar subsidiary has assumed claims control of the subject business, pursuant to the provisions of an administrative services agreement subsequently entered into between the parties in June 2022.
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
E. Taxation
Bermuda Taxation
Currently, there is no Bermuda income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax, estate or inheritance tax payable by holders of our Preference Shares, other than shareholders ordinarily resident in Bermuda, if any. However, on December 27, 2023, Bermuda passed the CIT Act, which became fully operative with respect to the imposition of corporate income tax on January 1, 2025.

Under the CIT Act, Bermuda corporate income tax will be chargeable in respect of fiscal years beginning on or after January 1, 2025 and will apply only to Bermuda entities that are part of Bermuda Constituent Entity Groups. Where corporate income tax is chargeable to a Bermuda Constituent Entity Group, the amount of corporate income tax chargeable for a fiscal year shall be (1) 15% of the net taxable income of the Bermuda Constituent Entity Group less (2) tax credits applicable to the Bermuda Constituent Entity Group under Part 4 of the CIT Act, or as prescribed. Bermuda will continue to monitor further developments around the world as other jurisdictions address the OECD’s standards. The CIT Act includes the ETA and OTLC, which are intended to provide a fair and equitable transition into the new tax regime and have resulted in the recognition of a deferred tax asset of $158.9 million in respect of the ETA and $40.0 million in respect of an OTLC for the twelve months ended December 31, 2024.
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
United States Taxation
The following summary sets forth the material U.S. federal income tax considerations related to the purchase, ownership and disposition of the Company’s preference shares, including the preference shares represented by the depositary shares (collectively, the “Preference Shares”). Unless otherwise stated, this summary deals only with shareholders who are U.S. Persons (as defined below) who purchase Preference Shares. The following discussion is only a discussion of the material U.S. federal income tax matters as described herein and does not purport to address all of the U.S. federal income tax consequences that may be relevant to a particular shareholder in light of such shareholder’s specific circumstances. In addition, the following summary does not address the U.S. federal income tax consequences that may be relevant to special classes of shareholders, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, financial asset securitization investment trusts, dealers or traders in securities or currencies, tax-exempt organizations, U.S. expatriates, partnerships or other pass-through entities (or investors in such entities), persons whose functional currency is not the U.S. dollar, persons subject to any alternative minimum tax, accrual basis taxpayers subject to special tax accounting rules under Section 451(b) of the Code, persons who are 10% U.S. Shareholders (except as specifically addressed below), or persons who hold their shares as part of a hedging or conversion transaction or as part of a short-sale or straddle, who may be subject to special rules or treatment under the Code. This discussion is based upon the Code, the Treasury Regulations promulgated thereunder and any relevant administrative rulings or pronouncements or judicial decisions, all as in effect on the date hereof and as currently interpreted, and does not take into account possible changes in such tax laws or interpretations thereof, which may apply retroactively. This discussion does not include any description of the tax laws of any state or local governments within the United States or of any non-U.S. government. Persons owning or considering making an investment in the Preference Shares should consult their own tax advisors concerning the application of the U.S. federal tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction prior to making such investment.
If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the Preference Shares, the tax treatment of the partners will generally depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. If you are a partner in a partnership owning the Preference Shares you should consult your tax advisor.
For purposes of this discussion, the term “U.S. Person” means a beneficial owner of the Preference Shares that is (i) an individual citizen or resident of the United States, (ii) a corporation created in or organized under the laws of the United States, or organized under the laws of any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (iv) a trust if either (x) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust or (y) the trust has a valid election in effect to be treated as a U.S. Person for U.S. federal income tax purposes or (v) any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing.

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
Non-U.S. corporations not engaged in a trade or business within the United States are nonetheless subject to United States income tax imposed by withholding on certain “fixed or determinable annual or periodical gains, profits and income” derived from sources within the United States (such as dividends and certain interest on investments), subject to exemption under the Code or reduction by applicable treaties.
The United States also imposes FET paid to non-U.S. insurers or reinsurers that are not eligible for the benefits of a U.S. income tax treaty that provides for an exemption from the FET with respect to risks (i) of a U.S. entity or individual, located wholly or partially within the United States and (ii) of a non-U.S. entity or individual engaged in a trade or business in the U.S., located within the United States. The rates of tax are 4% for property casualty insurance premiums and 1% for reinsurance premiums.
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
Taxation of Distributions. Subject to the discussions below relating to the potential application of the CFC, RPII and PFIC rules, and the discussion below relating to redemptions of Preference Shares, cash distributions, if any, made with respect to the Preference Shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Aspen Holdings (as computed using U.S. tax principles). To the extent such distributions exceed Aspen Holdings’ earnings and profits, they will be treated first as a return of the U.S. Person’s basis in their shares to the extent thereof, and then as gain from the sale of a capital asset. If, as expected, Aspen Holdings does not compute its earnings and profits under U.S. tax principles, all distributions generally will be treated as dividends for U.S. federal income tax purposes. Dividends paid by us to U.S. Persons who are corporations generally will not be eligible for a dividends received deduction. We believe dividends paid by us on the Preference Shares to non-corporate U.S. Persons should be eligible for reduced rates of taxation as “qualified dividend income” if, as is intended, the Preference Shares remain listed on the NYSE and provided certain requirements, including stock holding period requirements, are satisfied. Qualified dividend income is subject to tax at long-term capital gains rates rather than the higher rates applicable to ordinary income.
Dividends that exceed certain thresholds in relation to a U.S. Person’s tax basis in the Preference Shares could be characterized as “extraordinary dividends” under the Code. A non-corporate U.S. Person that receives an extraordinary dividend will be required to treat any losses on the sale of such Preference Shares as long-term capital losses to the extent of the extraordinary dividends such U.S. Person receives that are treated as qualified dividend income.
Classification of Aspen Holdings or Its Non-U.S. Subsidiaries as CFCs. Each 10% U.S. Shareholder of a non-U.S. corporation that is a CFC at any time during a taxable year must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s subpart F income and tested income (with various adjustments) with respect to any shares that such 10% U.S. Shareholder owns in such non-U.S. corporation (directly or indirectly through certain entities) on the last day in the non-U.S. corporation’s taxable year on which it is a CFC, even if the subpart F income or tested income is not distributed. A “10% U.S. Shareholder” generally is a U.S. person that owns (directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of Section 958(b) of the Code (i.e., “constructively”)) at least 10% of the total combined voting power or value of all classes of stock of a non-U.S. corporation. Subpart F income of a CFC generally includes “foreign personal holding company income” (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income), and tested income is generally any income of the CFC other than subpart F income and certain other categories of income. An entity treated as a non-U.S. corporation for U.S. federal income tax purposes is generally considered a CFC if 10% U.S. Shareholders own (directly, indirectly through non-U.S. entities or constructively), in the aggregate, more than 50% of the total combined voting power of all classes of stock of that non-U.S. corporation or more than 50% of the total value of all stock of that non-U.S. corporation. However, for purposes of taking into account insurance income, these 50% thresholds are generally reduced to 25%. Further, special rules apply for purposes of taking into account any RPII of a non-U.S. corporation, as described below.

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
For these purposes, a “RPII CFC” is any non-U.S. corporation if, on any day of its taxable year, U.S. RPII Shareholders collectively own (directly, indirectly through non-U.S. entities or constructively) 25% or more of the total combined voting power of all classes of stock of such corporation entitled to vote or 25% or more of the total value of the stock of such corporation. A “U.S. RPII Shareholder” is any U.S. person who owns (directly or indirectly through certain entities) any shares of the non-U.S. corporation. “RPII” is any “insurance income” (as described below) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a U.S. RPII Shareholder or a “related person” (as defined below) to such U.S. RPII Shareholder. In general, and subject to certain limitations, “insurance income” is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract which would be taxed under the portions of the Code relating to insurance companies if the income were the income of a U.S. insurance company. Generally, the term “related person” for this purpose means someone who controls or is controlled by the U.S. RPII Shareholder or someone who is controlled by the same person or persons who control the U.S. RPII Shareholder. Control generally is measured by a greater than 50% ownership interest, applying certain constructive ownership principles. However, the RPII rules generally do not apply with respect to a non-U.S. corporation if either (i) at all times during its taxable year less than 20% of the total combined voting power of all classes of stock of the corporation entitled to vote and less than 20% of the total value of the corporation is owned (directly or indirectly) by persons who are (directly or indirectly) insured under any policy of insurance or reinsurance issued by the corporation or who are related persons to any such person (the “ownership exception”), or (ii) the RPII (determined on a gross basis) of the corporation for the taxable year is less than 20% of its gross insurance income for the taxable year (the “de minimis exception”).
We believe that each of our non-U.S. Operating Subsidiaries and Peregrine is a RPII CFC. Nonetheless, we expect that each such company will qualify for one or both of the ownership exception and the de minimis exception in the current taxable year and for the foreseeable future. However, no assurances can be provided that any of our companies will satisfy either exception.
Computation of RPII. In order to determine how much RPII, if any, a non-U.S. insurance subsidiary (including for this purpose, Peregrine) has earned in each taxable year, our non-U.S. insurance subsidiaries may obtain and rely upon information from their insureds and reinsureds to determine whether any of the insureds, reinsureds or persons related thereto own (directly or indirectly through certain entities) shares of Aspen Holdings and are U.S. Persons. Aspen Holdings may not be able to determine whether any of the underlying direct or indirect insureds to which our non-U.S. insurance subsidiaries provide insurance or reinsurance are direct or indirect shareholders or related persons to such shareholders. Consequently, Aspen Holdings may not be able to determine accurately the gross amount of RPII earned by each of our non-U.S. insurance subsidiaries in a given taxable year. For any year in which the special RPII CFC inclusion rules apply, Aspen Holdings may also seek information from its shareholders as to whether beneficial owners of the Preference Shares at the end of the year are U.S. Persons so that the RPII may be determined and apportioned among such persons; to the extent Aspen Holdings is unable to determine whether a beneficial owner of the Preference Shares is a U.S. Person, Aspen Holdings may assume that such owner is not a U.S. Person, thereby increasing the per share RPII amount for all known U.S. RPII Shareholders.
Basis Adjustments. A U.S. RPII Shareholder’s tax basis in its Preference Shares will be increased by the amount of any RPII that the shareholder includes in income. The U.S. RPII Shareholder may exclude from income the amount of any distributions by Aspen Holdings out of previously taxed RPII income. The U.S. RPII Shareholder’s tax basis in its Preference Shares will be reduced by the amount of such distributions that are excluded from income.

Uncertainty as to Application of RPII Provisions. The RPII provisions have never been interpreted by the courts, and regulations interpreting the RPII provisions exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of the RPII provisions by the IRS, the courts or otherwise, might have retroactive effect. The U.S. Treasury Department has authority to impose, among other things, additional reporting requirements with respect to RPII. Accordingly, the meaning of the RPII provisions and the application thereof to us is uncertain. Further, the applicability of the ownership and de minimis exceptions and the RPII rules more generally depends upon facts regarding our direct and indirect shareholders and insureds, about which we have limited information. Accordingly, no assurances can be provided that any of our companies will satisfy either exception. Moreover, to the extent the exceptions do not apply, we may be unable to correctly determine the amount of RPII that any U.S. RPII Shareholder is required to take into account. Any U.S. Person considering an investment in the Preference Shares should consult their tax advisors as to the effects of these uncertainties.
Tax-Exempt Shareholders. A tax-exempt U.S. Person generally will recognize unrelated business taxable income if it is required to include in gross income any of our insurance income under the CFC rules described above (including the RPII provisions). U.S. Persons that are tax-exempt entities are urged to consult their tax advisors as to the potential impact of the unrelated business taxable income provisions of the Code. A tax-exempt organization that is treated as a 10% U.S. Shareholder or a U.S. RPII Shareholder also must file IRS Form 5471 in the circumstances described below.
Redemption of Preference Shares. A redemption of the Preference Shares will be treated under Section 302 of the Code as a distribution with respect to the Preference Shares, unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code enabling the redemption to be treated as a disposition (as discussed below), subject to the discussion herein relating to the potential application of the CFC, RPII and PFIC rules. Under the relevant Code Section 302(b) tests, the redemption generally will be treated as a sale or exchange only if it (1) is substantially disproportionate, (2) constitutes a complete termination of the holder’s stock interest in us or (3) is “not essentially equivalent to a dividend.” In determining whether any of these tests are met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. It may be more difficult for a U.S. Person who owns, actually or constructively by operation of certain attribution rules, any of our other shares to satisfy any of the above requirements. The determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to a particular holder of the Preference Shares depends on the facts and circumstances as of the time the determination is made.
Dispositions of Preference Shares. Subject to the discussion above relating to redemptions and the discussions below relating to the potential application of Section 1248 of the Code and the PFIC rules, U.S. Persons that hold Preference Shares generally should recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange, redemption or other disposition of such Preference Shares in the same manner as on the sale, exchange, redemption or other disposition of any other shares held as capital assets. If the holding period for these Preference Shares exceeds one year, under current law any gain will be subject to tax at the rates applicable to long-term capital gain. Moreover, gain, if any, generally will be U.S. source gain and generally will constitute “passive category income” for foreign tax credit limitation purposes.
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

Pursuant to the RPII provisions, Section 1248 of the Code also generally applies if a U.S. Person disposes of shares in a RPII CFC (determined without regard to the ownership or de minimis exceptions) that would be taxable as an insurance company under the Code if it were a U.S. corporation, in which case any gain from the disposition generally will be treated as a dividend to the extent of the U.S. Person’s share of the corporation’s undistributed earnings and profits that were accumulated during the period that the U.S. Person owned the shares (whether or not such earnings and profits are attributable to RPII). In addition, such U.S. Person will be required to comply with certain reporting requirements, regardless of the number of shares owned by the U.S. Person. Existing proposed regulations do not address whether Section 1248 of the Code would apply if a non-U.S. corporation is not an insurance company but the non-U.S. corporation has a subsidiary that is a CFC and that would be taxed as an insurance company if it were a domestic corporation. We believe that these rules should not apply to dispositions of the Preference Shares because Aspen Holdings will not itself be directly engaged in the insurance business. We cannot be certain, however, that the IRS will not interpret the RPII provisions in a contrary manner or that the U.S. Treasury Department will not adopt regulations that provide that these rules will apply to dispositions of Preference Shares. U.S. Persons should consult their tax advisors regarding the effects of these rules on a disposition of Preference Shares.
Tax on Net Investment Income. A U.S. Person that is an individual, estate or a trust that does not fall into a special class of trusts that is exempt from such tax will be subject to a 3.8% tax on the lesser of (1) the U.S. Person’s “net investment income” (or “undistributed net investment income” in the case of estates and trusts) for the relevant taxable year and (2) the excess of the U.S. Person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of an individual will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Person’s net investment income will generally include its dividend income and its net gains from the disposition of Preference Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Unless a U.S. Person elects otherwise or holds Preference Shares in connection with certain trades or businesses, the CFC and PFIC provisions generally will not apply for purposes of determining a U.S. Person’s net investment income with respect to the Preference Shares.
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
If Aspen Holdings is characterized as a PFIC for any year during which a U.S. Person holds Preference Shares of Aspen Holdings, it generally will continue to be treated as a PFIC for the years during which such U.S. Person holds such shares unless the U.S. Person has made a “qualified electing fund” election, described below.
If Aspen Holdings were characterized as a PFIC during a given year, each U.S. Person holding Preference Shares of Aspen Holdings generally would be subject to a penalty tax at the time of the sale at a gain of, or receipt of an “excess distribution” with respect to, their Preference Shares, unless such person is a 10% U.S. Shareholder subject to tax under the CFC rules or such person made a “qualified electing fund” election or “mark-to-market” election (which mark-to-market election would generally require the shareholder to include as ordinary income any appreciation in the value of its shares at the end of a taxable year and allow a shareholder to deduct any depreciation in the value of its shares (up to the amount of prior gain inclusions) at the close of the taxable year). If Aspen Holdings is considered a PFIC for any taxable year and the Preference Shares are treated as “marketable stock” in such year, then a U.S. Person may make a mark-to-market election with respect to its Preference Shares. The Preference Shares will be marketable if they are regularly traded on certain qualifying stock exchanges, including the NYSE. However, there can be no assurance that such election will be available. Additionally, because a mark-to-market election usually cannot be made for any lower-tier PFICs, a U.S. Person will generally continue to be subject to the special tax rules discussed above with respect to its indirect interest in any non-U.S. subsidiary of Aspen Holdings classified as a PFIC. As a result, it is possible that any mark-to-market election with respect to the Preference Shares will be of limited benefit. Further, it is uncertain whether Aspen Holdings would be able to provide its shareholders with the information necessary for a U.S. Person to make a “qualified electing fund” election. In addition, if Aspen Holdings were considered a PFIC, upon the death of any U.S. individual owning Preference Shares, such individual’s heirs or estate would not be entitled to a “step-up” in the basis of the Preference Shares that might otherwise be available under U.S. federal income tax laws. In general, a shareholder receives an “excess distribution” if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares). In general, the penalty tax is equivalent to the taxes that are deemed due during the period the shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was earned in equal portions and taxable at the highest applicable tax rate on ordinary income throughout the shareholder’s period of ownership, and an interest charge for the failure to pay such taxes for prior periods. The interest charge is equal to the applicable rate imposed on underpayments of U.S. federal income tax for such periods. In addition, a distribution paid by Aspen Holdings to U.S. shareholders that is characterized as a dividend and is not characterized as an excess distribution would not be eligible for reduced rates of tax as qualified dividend income if Aspen Holdings were considered a PFIC in the taxable year in which such dividend is paid or in the preceding taxable year. A U.S. Person that is a shareholder in a PFIC may also be subject to additional information reporting requirements, including the filing of an IRS Form 8621.
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

If Aspen Holdings is a PFIC for any taxable year, a U.S. Person who holds the Preference Shares would be treated as owning a proportionate amount of the shares of any PFICs in which Aspen Holdings directly, or in certain cases indirectly, owns an interest, and the PFIC rules described above generally would apply with respect to the U.S. Person’s indirect ownership of such PFICs.
Foreign Tax Credit. If U.S. Persons own a majority of our shares, only a portion of the current income inclusions, if any, under the CFC, RPII and PFIC rules and of dividends paid by us (including any gain from the sale of shares that is treated as a dividend under Section 1248 of the Code) will be treated as foreign source income for purposes of computing a shareholder’s U.S. foreign tax credit limitations. We will consider providing shareholders with information regarding the portion of such amounts constituting foreign source income to the extent such information is reasonably available. It is also likely that substantially all of the “subpart F income,” RPII and dividends that are foreign source income will constitute “passive category income” for foreign tax credit limitation purposes. Additionally, tested income will constitute a separate basket for foreign tax credit purposes. There are also significant and complex limits on a U.S. Person’s ability to claim foreign tax credits, and recently issued U.S. Treasury Regulations that apply to foreign income taxes paid or accrued in taxable years beginning on or after December 28, 2021 restrict the availability of foreign tax credits based on the nature of the tax imposed by the foreign jurisdiction. Through subsequently issued guidance, the IRS suspended the application of these rules for periods beginning on or after December 28, 2021, and ending on or before December 31, 2023 (the “relief period”), and subsequently further extended such relief until the publication of a notice or other guidance suspending the relief period. Thus, it may not be possible for most shareholders to utilize excess foreign tax credits to reduce U.S. tax on such income. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Persons should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or accrued.
Information Reporting and Backup Withholding. Information returns may be filed with the IRS in connection with distributions on our Preference Shares and the proceeds from a sale or other disposition of the Preference Shares unless the holder of the Preference Shares establishes an exemption from the information reporting rules. A holder of the Preference Shares that does not establish such an exemption may be subject to U.S. backup withholding tax on these payments if the holder is not a corporation or other exempt recipient or fails to provide its taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to a U.S. Person will be allowed as a credit against the U.S. Person’s U.S. federal income tax liability and may entitle the U.S. Person to a refund, provided that the required information is furnished to the IRS.
Under certain circumstances, U.S. Persons owning stock in a non-U.S. corporation are required to file IRS Form 5471 with their U.S. federal income tax returns. Generally, information reporting on IRS Form 5471 is required by (i) a person who is treated as a U.S. RPII Shareholder, (ii) a 10% U.S. Shareholder of a non-U.S. corporation that is a CFC at any time during the taxable year and who owned the stock on the last day of that year on which it was a CFC and (iii) under certain circumstances, a U.S. Person who acquires stock in a non-U.S. corporation and as a result thereof owns 10% or more of the voting power or value of such non-U.S. corporation, whether or not such non-U.S. corporation is a CFC. Aspen Holdings will, upon request, provide to all U.S. Persons registered as shareholders of its Preference Shares the relevant information necessary to complete Form 5471 in the event Aspen Holdings determines this is necessary.
Certain U.S. Persons who are individuals may be required to report information relating to an interest in the Preference Shares on IRS Form 8938, subject to certain exceptions (including an exception for Preference Shares held in accounts maintained by certain financial institutions).
U.S. Persons who own directly or indirectly more than 50% of the voting power or the total value of our shares should consider their possible obligation to file FinCEN Form 114, Report of Foreign Bank and Financial Accounts, with respect to our financial accounts. Additionally, such U.S. Persons should consider their possible obligations to annually report certain information with respect to the Form with their U.S. federal income tax returns.
U.S. Persons who fail to report the required information could be subject to substantial penalties, and, in such circumstances, the statute of limitations for assessment of tax could be suspended, in whole or part. U.S. Persons should consult their tax advisors regarding the potential application of these and any other applicable information reporting requirements, including the IRS Form 8621 filing requirements described above, that may apply to their purchase, ownership or disposition of Preference Shares.
Possible Changes in U.S. Tax Law. On August 16, 2022, the U.S. government enacted the IRA. The IRA contains a number of tax-related provisions, including a 15% minimum corporate income tax on certain large corporations as well as an excise tax on stock repurchases. The impact of the IRA on our financial position will depend on the facts and circumstances each year. Further, it is possible that other legislation that may be introduced and enacted by the current Congress or future Congresses, could have an adverse impact on us or holders of Preference Shares. Any such legislation could have a retroactive effect.

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
The table below depicts interest rate change scenarios and the effect on our interest rate sensitive invested assets as at December 31, 2024:

Effect of Changes in Interest Rates on Portfolio Given a Parallel Shift in the Yield Curve
Movement in Rates in Basis Points	-200	-100	0	100	200

	($ in millions, except for percentages)
Market Value (1)	$6,821.7	$6,643.8	$6,466.0	$6,288.3	$6,110.8
Gain/Loss	$355.7	$177.8	$—	$(177.8)	$(355.7)
Percentage of Portfolio	5.5%	2.7%	—	(2.7)%	(5.5)%
Corresponding percentage at December 31, 2023	4.8%	2.4%	—	(2.4)%	(4.8)%
(1)    Market value includes our fixed income portfolio, short-term investments and privately-held investments.

Foreign currency risk.  Our reporting and the functional currency of our operations is the U.S. Dollar. As at December 31, 2024, approximately 89.2% of our cash and investments was held in U.S. Dollars (2023 — 89.5%), and approximately 10.8% was in currencies other than the U.S. Dollar (2023 — 10.5%).
For the twelve months ended December 31, 2024, 25.2% of our gross premiums were written in currencies other than the U.S. Dollar (2023 — 26.1%) and we expect that a similar proportion will be written in currencies other than the U.S. Dollar in 2025.
Other foreign currency amounts are remeasured to U.S. Dollars and the resulting foreign exchange gains or losses are reflected in the statement of operations. The remeasurement is calculated using current exchange rates for the balance sheets and average exchange rates for the statement of operations. We may experience exchange losses to the extent that our foreign currency exposure is not properly managed or otherwise hedged which would in turn adversely affect our results of operations and financial condition. Management estimates that a 10% change in the exchange rate between British Pounds and U.S. Dollars, as an example, as at December 31, 2024 would have impacted reported net comprehensive income by approximately $11.9 million (2023 — $46.6 million).
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
As at December 31, 2024, we held foreign exchange contracts that were not designated as hedges under ASC 815, “Derivatives and Hedging” with an aggregate notional value of $1,586.9 million (2023 — $1,802.9 million). The foreign exchange contracts are recorded as derivative assets or derivative liabilities in the balance sheet with changes recorded as a change in fair value of derivatives in the statement of operations. For the twelve months ended December 31, 2024, the impact of foreign exchange contracts on net income was a loss of $34.0 million (December 31, 2023 — gain of $10.9 million).
As at December 31, 2024, we held foreign exchange contracts that were designated as cash flow hedges under ASC 815 with an aggregate notional value of $158.0 million (2023 — $76.9 million). The foreign exchange contracts are recorded as derivative assets or derivative liabilities in the consolidated balance sheet with the changes in fair value recorded in other comprehensive income. For the twelve months ended December 31, 2024, we recognized a loss of $6.5 million (December 31, 2023 — loss of $14.0 million) in other comprehensive income.
As the foreign exchange contracts settle, the realized gain or loss is reclassified from other comprehensive income into general, administration and corporate expenses in the statement of operations and other comprehensive income. For the twelve months ended December 31, 2024, the amount recognized within general, administration and corporate expenses for settled foreign exchange contracts was a realized loss of $0.9 million (December 31, 2023 — loss of $8.1 million).
Embedded derivative on loss portfolio contract. The loss portfolio transfer contract includes a funds withheld arrangement that provides returns to the reinsurer based on Aspen’s investment performance, guaranteeing a minimum of 1.75% return. Such funds withheld arrangements are examples of embedded derivatives and therefore this instrument is accounted for as an option-based derivative. For the twelve months ended December 31, 2024, the amount recognized as a change in fair value of derivatives in the consolidated statement of operations was a gain of $12.9 million (December 31, 2023 —gain of $15.2 million).
Credit risk.  We have exposure to credit risk primarily as a holder of fixed income securities and private securities. Our risk management strategy and investment policy is to invest mainly in debt instruments of high credit quality issuers. We also invest a portion of the portfolio in securities that are below investment grade or in unrated private securities and other specialty asset classes. We reduce the amount of credit exposure by setting limits with respect to particular ratings categories, business sectors and any one issuer. As at December 31, 2024, the average rating of fixed income securities in our investment portfolio was “AA-” (December 31, 2023 — “AA-”).

In addition, we are exposed to the credit risk of our insurance and reinsurance brokers to whom we make claims payments for our policyholders, as well as to the credit risk of our reinsurers and retrocessionaires who assume business from us. Other than fully collateralized reinsurance, the substantial majority of our reinsurers have a rating of “A” (Excellent), the third highest of fifteen rating levels, or better by A.M. Best and the minimum rating of any of our material reinsurers is “A-” (Excellent), the fourth highest of fifteen rating levels, by A.M. Best. At December 31, 2024, the total amount recoverable by the Company from reinsurers was $4,172.0 million (December 31, 2023 — $4,577.8 million. Of the Company’s reinsurance recoverable balance at December 31, 2024, 55.9% is collateralized by our reinsurers, 44.0% is recoverable from reinsurers rated A- or higher by major rating agencies and 0.1% is recoverable from reinsurers rated lower than A- by major rating agencies (December 31, 2023 — 56.8%, 42.9% and 0.3%, respectively). As at December 31, 2024, the Company’s largest uncollateralized exposures to individual reinsurers represent 15.4% (December 31, 2023 — 15.9%), 11.5% (December 31, 2023 — 11.1%), and 8.8% (December 31, 2023 — 9.2%). As at December 31, 2024, the Company recognized an allowance for expected credit losses of $27.5 million (December 31, 2023 — $3.7 million) for reinsurance recoverables from reinsurers.

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
Based on the evaluation of the disclosure controls and procedures, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, the Company’s disclosure controls and procedures were effective in ensuring that information required to be disclosed in the reports filed or submitted to the SEC under the Exchange Act by the Company were recorded, processed, summarized and reported in a timely fashion, and were accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework (2013). Based on our assessment in accordance with the criteria, we believe that, subsequent to the remediation of the material weakness identified in prior years in relation to our procedures and controls around reinsurance premiums payable and receivables, there were no issues that in isolation or in aggregate represents a risk of material misstatement, and therefore our internal controls over financial reporting were effective as of December 31, 2024.

Continued significant progress has been made over the course of 2023 and 2024 to remediate the identified material weakness in our internal control over financial reporting described above. To remediate the material weakness, we implemented remedial measures that included, but were not limited to:
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
The above remedial measures were implemented in 2023, however, these controls needed to be in operation for a sufficient period of time before management concluded, through testing, that these new controls were operating effectively. The testing of these controls has been completed during 2024, and the outcome supports management’s view that the enhancements to the outwards reinsurance control environment sufficiently mitigate the risk of material misstatement. Any residual control deficiencies, either in isolation or in aggregate, do not represent a risk of material weakness.
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
In our 2022 and 2023 annual reports on Form 20-F, we identified and disclosed a material weakness in our internal control over financial reporting. The material weakness resulted from insufficient resources with appropriate level of knowledge within our outwards reinsurance operations and accounting team to effectively design and execute our process level procedures and controls around reinsurance premiums payable and reinsurance receivables, and related disclosures.
As discussed in Item 15 B above, continued significant progress has been made over the course of 2023 and 2024 to remediate the material weakness in our internal control over financial reporting. The remedial measures including control enhancements described above were implemented over the course of 2023 and were in operation as at December 31, 2023, however, these controls will need to be in operation for a sufficient period of time before management has concluded, through testing, that these new controls and enhancements are operating effectively.
The testing of these controls has been completed during 2024, and the outcome supports management’s view that the enhancements to the outwards reinsurance control environment sufficiently mitigate the risk of material misstatement. Any residual control deficiencies, either in isolation or in aggregate, do not represent a risk of material weakness.
Management’s assessment of the overall effectiveness of our internal controls over financial reporting was based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based upon that evaluation, and other than the changes described above in “Remediation Status,” the Company’s management is not aware of any additional changes in its internal control over financial reporting that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company reviews its disclosure controls and procedures, including internal controls over financial reporting, on an ongoing basis.

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

Item 16C.    Principal Accountant Fees and Services
The following table represent aggregate fees billed to the Company by the Company’s independent registered public accounting firm and auditor, Ernst & Young Ltd. (“EY”) PCAOB ID 1127, Hamilton, Bermuda, for the fiscal year ended December 31, 2024 and Ernst & Young LLP, PCAOB ID 1438, London, England , the Company’s previous auditor, for the fiscal year ended December 31, 2023:

	Twelve Months Ended December 31, 2024	Twelve Months Ended December 31, 2023

	($ in millions)
Audit Fees (1)	$8.9	$8.7
Audit-Related Fees (2)	0.6	0.7
All Other Fees (3)	—	—
Total Fees	$9.5	$9.4
_____________
(1)    Audit fees consist of fees paid to EY for professional services for the audit of the Company’s annual consolidated financial statements, review of quarterly consolidated financial statements, audit of annual statutory statements, and for services that are normally provided by independent auditors in connection with statutory, SEC and regulatory filings or engagements (including comfort letters and consents).
(2)    Audit-related fees consist of fees paid for assurance and related services for the performance of the audit or review of the Company’s financial statements (other than the audit fees disclosed above), such as the audit of Solvency II balance sheet and Lloyd’s regulatory filings.
(3)    All other fees totalling $34,200 relate to fees billed to the Company by EY for non-audit services rendered to the Company in connection with Canadian Actuarial Support.
The policy of the Audit Committee is to approve all audit and permissible non-audit services to be provided by the independent registered public accounting firm during the year. The Audit Committee considered whether the provision of the non-audit services by EY was compatible with maintaining EY’s independence with respect to the Company and determined that the provision of such services was compatible with EY maintaining its independence. The Audit Committee approved all of the services provided by EY for the fiscal year ended December 31, 2024.

Item 16D.    Exemptions from the Listing Standards for Audit Committee
None.
Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.

Table of Contents Contents
Item 16F.    Change in Registrant’s Certifying Accountant
With effect from June 10, 2024, upon the recommendation of the Company’s Audit Committee and Board, and following receipt of regulatory approvals and completion of internal governance procedures, the Company has appointed Ernst & Young Ltd. (“EY Bermuda”) as its independent registered public accounting firm beginning with the fiscal year ending December 31, 2024. The Company’s incumbent independent registered public account firm, Ernst & Young LLP (“EY London”), has accordingly resigned from such position, with effect from June 21, 2024.
EY London’s reports on the Company’s financial statements for the years ended December 31, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.
During the Company’s fiscal years ended December 31, 2022 and 2023, and the subsequent interim periods through EY London’s resignation, there were: (i) no disagreements between the Company and EY London on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to EY London’s satisfaction, would have caused EY London to make reference thereto in its reports; and (ii) no “reportable events” described in Item 16F(a)(1)(v) of Form 20-F.
The Company has provided EY London with a copy of the foregoing disclosure and has requested that EY London furnish the Company with a letter addressed to the SEC stating whether it agrees with such disclosure. A copy of EY London’ letter, filed with the SEC on July 12, 2024, is referenced as Exhibit 15.3.
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
Pursuant to Section 303.A.11 of the NYSE Listed Company Manual and Item 16G of Form 20-F, we are required to list the significant differences between our corporate governance practices and the NYSE corporate governance standards applicable to U.S. issuers listed on the NYSE. Listed below are the significant differences:

•Our Board is not currently composed of a majority of independent directors. The NYSE requires U.S. issuer listed companies to have a board of directors of at least a majority of independent directors. Controlled companies, however, are exempt from this requirement. Under Bermuda law and our Bye-Laws, we are not required to have a majority of independent directors.
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

Table of Contents Contents
Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J.    Insider Trading Policies
The Company has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of the Company’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our framework is filed as Exhibit 11.1.
Item 16K.    Cybersecurity
We maintain an enterprise-wide information security and cyber risk management framework (“Framework”) that is designed to protect our information, assets and systems and comply with applicable data security and privacy laws and regulations, in all jurisdictions in which we operate. Our Information Security and Cyber Risk Management Policy is aligned with the National Institute of Standards and Technology (“NIST”) cybersecurity framework and sets out our internal framework to enable a consistent and coordinated approach to ensure that information security risks are adequately addressed in a manner proportionate to the nature, scale and complexity of our operations. Our framework is designed to protect information from the time it is created, through its useful life, to its ultimate authorized disposal.
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
Effective identification of information security and cyber risk enable us to focus and prioritize risk management efforts and determine resources required to manage the risks. We regularly assess risks from cybersecurity and technology threats and monitor our information systems for potential vulnerabilities and incidents. Risk identification processes span the entity, segment, function, and operational levels, to capture key risks within business processes, group-wide risks that are not directly associated with an individual function or process, and changes that could impact the internal control environment. Risk assessment involves a dynamic and iterative process for analyzing information security and cyber risks in order to form the basis for classifying information assets according to their value, sensitivity, and criticality; and for determining how risks should be managed, in accordance with our risk tolerance. Our risk assessment considers threats, vulnerabilities, exploitability, likelihood, and magnitude of impact to our operations, assets, individuals and facilities. Risk assessments also consider risk from external parties, including contractors who operate systems on our behalf, individuals who access our systems or data, service providers, and outsourcing entities. Risk assessments play an important role in the control selection processes. As internal and external circumstances change over time, risk identification also captures emerging information security and cyber risks. These and other emerging risks are reported to the Risk Committee of the Board.
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

Table of Contents Contents
Where possible, with respect to our cyber risk management processes, controls are implemented with a corresponding performance scale which is used as the basis for establishing monitoring via Key Risk Indicators (“KRIs”). KRIs are measured against the acceptable level of variance in performance relative to the achievement of control objectives and indicate whether controls are adequately addressing risk and whether risks are changing over time. KRIs that fall outside of pre-established thresholds trigger a more thorough management review and assessment, and where appropriate, any necessary adjustments to controls. Control deficiencies that result in exposures that exceed tolerance will be subject to a monitored mitigation plan with an agreed timeline to reduce residual risk to within the tolerance; and included in risk reporting. In such a case, the risk is implicitly temporarily accepted while mitigation actions progress. The development and ownership of an appropriate response is determined by relevant first line stakeholders in consultation with the Group Chief Information Security Officer (“CISO”). The action plan should be proportionate to the level of exposure and include defined actions aligned to the underlying causes.
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
Management has responsibility to manage risk and bring to the Board’s attention the most material near-term and long-term risks to the Company. The Company’s CISO leads management’s assessment and management of cybersecurity risk and is responsible for defining the Framework, and for establishing and maintaining security policies, standards and guidelines for group-wide applicability. Our Company CISO has extensive experience in IT and cybersecurity in particular, spanning over 25 years within multiple industries, including financial services and insurance, including CISO roles at PE owned companies. The CISO reports to the Chief Information Officer, who reports to the Group Chief Operating Officer, who in turn reports directly to the Company’s Group Chief Executive Officer.
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
For further information on our risk management strategy, refer to Item 4, “Business Overview - Risk Management - Risk Management Strategy.”

Table of Contents Contents
PART III
Item 17.        Financial Statements
Refer to Item 18 of this report.
FINANCIAL STATEMENTS

Item 18.        Financial Statements
ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
As at December 31, 2024 and December 31, 2023
($ in millions)

	As at December 31, 2024	As at December 31, 2023
ASSETS
Fixed income securities, available for sale (amortized cost — 2024: $4,861.1 and 2023: $4,330.0 net of allowance for expected credit losses 2024: $1.0 and 2023: $2.9) (1)	$4,692.2	$4,122.6
Fixed income securities, trading at fair value (amortized cost — 2024: $1,207.7 and 2023: $1,527.0) (1)	1,199.9	1,485.7
Short-term investments, available for sale (amortized cost — 2024: $261.9 and 2023: $93.6)	261.9	93.6
Short-term investments, trading at fair value (amortized cost — 2024: $1.0 and 2023: $2.1)	1.0	2.1
Catastrophe bonds, trading at fair value (amortized cost — 2024: $1.0 and 2023: $1.6)	1.0	1.6
Privately-held investments, available for sale (amortized cost — 2024: $24.0 and 2023: $14.7) (2)	24.2	14.9
Privately-held investments, trading at fair value (amortized cost — 2024: $288.0 and 2023: $494.9) (2)	286.8	475.0
Investments, equity method	7.3	7.6
Other investments, at fair value (3)	267.2	209.3
Total investments	6,741.5	6,412.4
Cash and cash equivalents (4)	914.2	1,028.1
Unpaid losses recoverable from reinsurers (net of allowance for expected credit losses of 2024: $27.5 and 2023: $3.7)	4,172.0	4,577.8
Ceded unearned premiums	901.7	733.5
Underwriting premiums receivables (net of allowance for expected credit losses of 2024: $24.6 and 2023: $21.0)	1,617.0	1,435.3
Deferred acquisition costs	322.1	296.2
Derivative assets	17.0	31.7
Right-of-use operating lease assets	53.5	61.6
Income taxes refundable	0.9	4.3
Deferred tax assets	397.9	312.6
Other assets	590.8	309.6
Intangible assets and goodwill	19.9	21.7
Total assets	$15,748.5	$15,224.8
LIABILITIES
Reserve for losses and loss adjustment expenses	$8,122.6	$7,810.6
Unearned premiums	2,645.8	2,426.3
Total insurance reserves	10,768.4	10,236.9
Reinsurance premiums	901.1	1,416.6
Income taxes payable	6.8	12.6
Deferred tax liabilities	1.1	1.6
Accrued expenses and other payables (5)	237.2	214.4
Payables for securities purchased	36.9	22.3
Operating lease liabilities	75.6	86.1
Derivative liabilities	49.5	25.8
Long-term debt	300.0	300.0
Total liabilities	$12,376.6	$12,316.3
Commitments and contingent liabilities (see Note 21)	$—	$—
SHAREHOLDERS’ EQUITY
Ordinary shares	$0.6	$0.6
Preference shares	970.5	753.5
Additional paid-in capital	761.2	761.2
Retained earnings	2,029.7	1,793.5
Accumulated other comprehensive (loss)	(390.1)	(400.3)
Total shareholders’ equity	3,371.9	2,908.5
Total liabilities and shareholders’ equity	$15,748.5	$15,224.8
_________________
(1)Fixed income securities, available for sale includes related party investments totaling $14.0 million (2023 — $Nil). Fixed income securities, trading at fair value includes related party investments totaling $74.9 million (2023 — $129.8 million).
(2)Privately-held investments, trading at fair value include related party investments totaling $73.6 million (2023 — $112.4 million). Privately-held investments, available for sale include related party investments totaling $Nil (2023 — $14.9 million).
(3)Other investments includes related party investments in Funds Managed by Apollo of $78.6 million (2023 — $39.8 million).
(4)Cash and cash equivalents includes restricted cash of $181.9 million (2023 — $323.2 million) which are held in trusts.
(5)Includes amounts due to related parties of $4.0 million for investment management fees (2023 — $2.1 million), and $1.3 million for management consulting fees (2023 — $1.2 million).

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)
For The Twelve Months Ended December 31, 2024, 2023 and 2022
($ in millions, except per share amounts)

	Twelve Months Ended December 31,
	2024	2023	2022
Revenues
Net earned premium	$2,889.7	$2,614.5	$2,688.7
Net investment income (1)	318.0	275.7	188.1
Realized and unrealized investment gains (2)	52.6	75.9	5.0
Other income	—	—	8.2
Total revenues	3,260.3	2,966.1	2,890.0
Expenses
Losses and loss adjustment expenses	1,717.8	1,553.0	1,680.0
Acquisition costs	420.2	380.2	431.8
General, administrative and corporate expenses (3)	533.1	503.6	494.2
Interest expense	62.1	55.2	43.7
Change in fair value of derivatives	21.1	(26.1)	80.5
Realized and unrealized investment losses	102.1	61.4	182.6
Net realized and unrealized foreign exchange (gains)/losses	(60.2)	36.2	(15.9)
Other expenses	—	—	20.1
Total expenses	2,796.2	2,563.5	2,917.0
Income/(loss) from operations before income taxes	464.1	402.6	(27.0)
Income tax benefit	22.0	132.1	78.1
Net income	$486.1	$534.7	$51.1

Other Comprehensive Income/(Loss):
Reclassification adjustment for net realized losses on investments included in net income	$59.4	$40.2	$55.5
Change in net unrealized (losses)/gains on available for sale securities held	(25.3)	86.0	(447.2)
Net change from current period hedged transactions	(6.5)	(14.0)	15.4
Change in foreign currency translation adjustment	(14.1)	14.4	(30.9)
Other comprehensive income/(loss), before income taxes	13.5	126.6	(407.2)
Income tax (expense)/benefit thereon:
Reclassification adjustment for net realized losses on investments included in net income	(11.5)	(6.6)	—
Change in net unrealized losses/(gains) on available for sale securities held	6.8	(14.0)	23.9
Net change from current period hedged transactions	1.4	—	—
Total income tax (expense)/benefit allocated to other comprehensive income/(loss)	(3.3)	(20.6)	23.9
Other comprehensive income/(loss), net of income taxes	10.2	106.0	(383.3)
Total comprehensive income/(loss) attributable to Aspen Insurance Holdings Limited	$496.3	$640.7	$(332.2)

Net income as reported	$486.1	$534.7	$51.1
Preference share dividends	(54.9)	(49.9)	(44.6)
Net income available to Aspen Insurance Holdings Limited’s ordinary shareholders	$431.2	$484.8	$6.5

Basic and diluted earnings per ordinary share	$7.14	$8.03	$0.11
_________________
(1)    Net investment income includes related party net investment income of $15.2 million (2023 — $19.6 million, 2022 — $3.1 million) and related party investment management fees of $9.2 million (2023 — $9.4 million, 2022 — $4.9 million).
(2)    Realized and unrealized investments gains includes gains of $2.5 million on related party investments (2023 — gains of $8.7 million, 2022 — loss of $0.4 million).
(3)    General, administrative and corporate expenses includes related party management consulting fees of $5.0 million (2023 — $5.0 million; 2022 — $5.0 million).

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For The Twelve Months Ended December 31, 2024, 2023 and 2022
($ in millions)

	Twelve Months Ended December 31,
	2024	2023	2022
Ordinary shares
Beginning of the year	$0.6	$0.6	$0.6
End of the year	0.6	0.6	0.6
Preference shares (1)
Beginning of the year	753.5	753.5	753.5
Preference shares issued	217.0	—	—
End of the year	970.5	753.5	753.5
Additional paid-in capital
Beginning of the year	761.2	761.2	761.2
End of the year	761.2	761.2	761.2
Retained earnings
Beginning of the year	1,793.5	1,349.0	1,382.5
Net income for the year	486.1	534.7	51.1
Dividends on ordinary shares	(195.0)	(40.3)	(40.0)
Dividends on preference shares	(54.9)	(49.9)	(44.6)
End of the year	2,029.7	1,793.5	1,349.0
Accumulated other comprehensive income:
Cumulative foreign currency translation adjustments:
Beginning of the year	(172.5)	(186.9)	(156.0)
Change for the year, net of income taxes	(14.1)	14.4	(30.9)
End of the year	(186.6)	(172.5)	(186.9)
(Loss)/gain on derivatives:
Beginning of the year	(0.2)	13.8	(1.6)
Net change from current period hedged transactions, net of income taxes	(5.1)	(14.0)	15.4
End of the year	(5.3)	(0.2)	13.8
Unrealized (depreciation)/appreciation on available for sale investments:
Beginning of the year	(227.6)	(333.2)	34.6
Change for the year, net of income taxes	29.4	105.6	(367.8)
End of the year	(198.2)	(227.6)	(333.2)
Total accumulated other comprehensive (loss)	(390.1)	(400.3)	(506.3)

Total shareholders’ equity	$3,371.9	$2,908.5	$2,358.0
_________________
(1)    Preference shares of $1,000.0 million, less issuance costs of $29.5 million (December 31, 2023 and 2022 — $775.0 million and $21.5 million).

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Twelve Months Ended December 31, 2024, 2023 and 2022
($ in millions)

	Twelve Months Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net income	$486.1	$534.7	$51.1
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	(1.0)	11.0	43.3
Impairment of lease assets	—	—	(6.7)
Amortization of right-of-use operating lease assets	9.9	10.7	10.1
Interest on operating lease liabilities	4.1	4.5	5.4
Realized and unrealized investment gains	(52.6)	(75.9)	(5.0)
Realized and unrealized investment losses	102.1	61.4	182.6
Deferred tax (benefit)	(88.6)	(197.7)	(104.6)
Net realized and unrealized investment foreign exchange losses/(gains)	11.2	(5.3)	15.9
Net change from current period hedged transactions	(6.5)	(14.0)	15.4
Unrealized losses/(gains) on investment funds in net investment income	6.1	17.9	(14.5)

Changes in:
Reserve for losses and loss adjustment expenses	312.0	99.7	99.1
Unearned premiums	219.5	(31.2)	345.2
Unpaid losses recoverable from reinsurers	405.8	319.9	(1,599.6)
Ceded unearned premiums	(168.2)	3.8	(141.2)
Deferred acquisition costs	(25.9)	22.8	(28.2)
Reinsurance premiums payable	(515.5)	(563.5)	1,404.4
Underwriting premiums receivable	(181.7)	47.1	(177.8)
Income tax payable and refundable	(3.0)	3.5	(1.3)
Accrued expenses and other payables	22.4	13.2	(87.0)
Derivative assets and derivative liabilities	38.4	15.4	(21.7)
Operating lease liabilities	(15.9)	(15.5)	(15.5)
Other (1)	(3.8)	62.2	(24.4)
Net cash provided by/(used in) operating activities	$554.9	$324.7	$(55.0)

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
For The Twelve Months Ended December 31, 2024, 2023 and 2022
($ in millions)

	Twelve Months Ended December 31,
	2024	2023	2022
Cash flows from investing activities:
(Purchases) of fixed income securities — Available for sale	$(2,468.5)	$(1,554.8)	$(1,613.9)
(Purchases) of fixed income securities — Trading	(544.6)	(418.5)	(724.6)
Proceeds from sales and maturities of fixed income securities — Available for sale	1,872.7	1,326.7	2,212.5
Proceeds from sales and maturities of fixed income securities — Trading	850.1	474.0	293.6
Net proceeds from catastrophe bonds — Trading	0.5	1.5	0.5
(Purchases) of short-term investments — Available for sale	(334.7)	(265.9)	(55.9)
Proceeds from sale of short-term investments — Available for sale	167.0	231.0	13.6
(Purchases) of short-term investments — Trading	(5.7)	(15.1)	(7.0)
Proceeds from sale of short-term investments — Trading	6.7	19.5	2.6
(Purchases) of privately-held investments - Available for sale	(10.0)	(14.7)	—
(Purchases) of privately-held investments — Trading	(57.0)	(99.0)	(377.9)
Proceeds from sale of privately-held investments — Trading	195.4	136.9	147.4
Net change in receivable/(payable) for securities sold/(purchased)	16.8	19.9	(31.8)
(Purchases) of other investments	(32.5)	(9.3)	(62.5)
Net proceeds from sales of other investments	8.5	4.9	5.9
Net (purchases)/sales of fixed assets	(17.5)	(8.9)	3.0
Net (purchases) of investments, equity method	—	(0.4)	(2.0)
Net cash (used in) investing activities	$(352.8)	$(172.2)	$(196.5)

Cash flows from financing activities:
Repayment of short-term debt	$—	$(300.0)	$—
Proceeds from term loan facility	—	300.0	—
Redemption of preference shares (1)	(275.0)	—	—
Preference share issuance	217.0	—	—
Dividends paid on ordinary shares	(195.0)	(40.3)	(40.0)
Dividends paid on preference shares	(54.9)	(49.9)	(44.6)
Net cash (used in) financing activities	$(307.9)	$(90.2)	$(84.6)

Effect of exchange rate movements on cash and cash equivalents	(8.1)	6.6	(18.8)

(Decrease)/Increase in cash and cash equivalents	(113.9)	68.9	(354.9)
Cash and cash equivalents at beginning of period	1,028.1	959.2	1,314.1
Cash and cash equivalents at end of period (2)	$914.2	$1,028.1	$959.2

Supplemental disclosure of cash flow information:
Income taxes paid	$69.0	$60.9	$29.1
Interest paid on long-term debt	$20.5	$15.6	$14.3
_________________
(1)    On January 1, 2025, the Company redeemed all 11,000,000 shares of its issued and outstanding 5.950% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares. The redemption price was paid on January 2, 2025. To facilitate this redemption, the funds of $275.0 million were transferred to a third party transfer agent on December 30, 2024 and are included in other assets in the consolidated balance sheet. The cash flow has been included under financing activities above. For further details, refer to Note 26, “Subsequent Events”.
(2)    Cash and cash equivalents includes restricted cash of $181.9 million (2023 — $323.2 million, 2022 — $232.1 million) which are held in trusts.

ASPEN INSURANCE HOLDINGS LIMITED
NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
For The Twelve Months Ended December 31, 2024, 2023 and 2022
($ in millions, except share and per share amounts)
1.    History and Organization
History and Organization. Aspen Insurance Holdings Limited (“Aspen Holdings”) was incorporated as a Bermuda exempted company on May 23, 2002 as a holding company headquartered in Bermuda. We underwrite specialty insurance and reinsurance on a global basis through our Operating Subsidiaries (as defined below) based in Bermuda, the United States and the United Kingdom: Aspen Bermuda Limited (“Aspen Bermuda”), Aspen Specialty Insurance Company (“Aspen Specialty”), Aspen American Insurance Company (“AAIC”), Aspen Insurance UK Limited (“Aspen UK”) and Aspen Underwriting Limited (“AUL”) (as the sole corporate member of our Lloyd’s operations, Syndicate 4711, which is managed by Aspen Managing Agency Limited (“AMAL”) (together, “Aspen Lloyd’s”)), each referred to herein as an “Operating Subsidiary” and collectively referred to as the “Operating Subsidiaries”, as well as through branch operations in Canada, Singapore and Switzerland. We established Aspen Capital Management, Ltd. (“ACML”) and other related entities (collectively, “ACM”) to leverage our existing underwriting franchise, increase our operational flexibility and provide third-party investors direct access to our capital markets and underwriting expertise. References to the “Company,” the “Group,” “we,” “us” or “our” refer to Aspen Holdings or Aspen Holdings and its consolidated subsidiaries.
Since February 2019, the Company has been a wholly-owned subsidiary of Highlands Bermuda Holdco, Ltd. (“Parent”), which holds all of the Company’s ordinary shares. Parent, a Bermuda exempted company, is an affiliate of certain investment funds managed by affiliates of Apollo Global Management, Inc., a leading global investment manager (collectively with its subsidiaries, “Apollo”). The Company’s preference shares and depositary shares, as at the date of issuing this report, are listed on the New York Stock Exchange (“NYSE”) under the following symbols: AHL PRD, AHL PRE and AHL PRF.
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
Reinsurance accounting is followed when there is risk transfer, which includes significant timing risk, underwriting risk, and where applicable, a reasonable possibility of significant loss.
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
Investments, Equity Method. These investments represent the Company’s investments in partially owned insurance and related companies that are recorded using the equity method of accounting. The carrying value of these investments are based on the Company’s proportionate share of GAAP equity.
Other Investments. Other investments represent the Company’s investments in investment funds that are reported at net asset value. For these investments, net asset value is used as a practical expedient for fair value.
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
The Company applies a portfolio approach to release the income tax effects in accumulated other comprehensive income. Under this approach, the income tax effects upon the sale of an available for sale debt security, settlement of hedged transactions and upon foreign currency translation adjustments for each period, are determined under the intra-period tax allocation approach. Any tax effects remaining in accumulated other comprehensive income are only released when the entire portfolio is liquidated, sold or extinguished.
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
Certain employees of the Company participate in a Management Equity Plan (“MEP”), comprising stock options to acquire non-voting shares in a related party affiliate of the Company, at no cost to the employee. The terms and conditions of the MEP are described in Note 17. The Company recognizes compensation costs for these awards with performance conditions if, and when, the Company concludes that it is probable that the performance condition(s) will be achieved, over the requisite service period. The Company reviews and evaluates these estimates regularly and will recognize any remaining unrecognized compensation expense as an estimate revision. The stock options vest upon a number of performance conditions; an exit or liquidity event occurring; a two-year cumulative operating income hurdle being achieved over the vesting period; and certain other contractual terms being achieved. The Company applies fair-value based measurement principles to determine grant date values for the stock options. The Company has made an entity-wide accounting election to account for award forfeitures as they occur.
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
  (m)    Accounting Pronouncements
Accounting Pronouncements Adopted
In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, “Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures”. This update improves the disclosures about a public entity’s reportable segments and addresses requests from investors for additional, more detailed information about a reportable segment’s expenses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 for the annual reporting period beginning January 1, 2024. The adoption of ASU 2023-07 did not have a material impact on the Company’s reportable segment disclosures.
Accounting Pronouncements Not Yet Adopted
In November 2024, the FASB issued ASU No. 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. This ASU requires disclosure, in the notes to the financial statements, of specified information about certain costs and expenses. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. As this guidance relates solely to financial statement disclosures, the adoption of ASU 2024-03 will have no impact upon the Company’s results of operations, financial condition, or liquidity.
Other accounting pronouncements were issued during the year ended December 31, 2024 which were either not applicable to the Company or did not impact the Company’s consolidated financial statements.

3.    Segment Reporting
The Company manages its underwriting operations as two business segments: Aspen Re and Aspen Insurance. The Company has determined its reportable segments by taking into account the manner in which the Company’s chief operating decision maker (“CODM”) makes operating decisions and assesses operating performance. The Company’s CODM is the Group Executive Committee, which comprises global heads of key functions and other key business leads.
Profit or loss for each of the Company’s business segments is measured by underwriting income or loss. Underwriting profit is the excess of net earned premiums over the sum of losses and loss expenses, acquisition costs and general and administrative expenses. Underwriting income or loss provides a basis for the CODM to evaluate the segment’s underwriting performance.
Reinsurance Segment. The Reinsurance segment consists of property catastrophe reinsurance, other property reinsurance, casualty reinsurance and specialty reinsurance.
Insurance Segment.  The Insurance segment consists of first party insurance, specialty insurance, casualty and liability insurance, financial and professional lines insurance and other insurance. The other insurance business line includes Aspen Underwriting Limited’s participation as a corporate member in Carbon Syndicate 4747, and the Company’s digital follow capacity offered through Ki’s Lloyd’s platform.
Non-underwriting Disclosures. The Company provides additional disclosures for corporate and other (non-operating) income and expenses. Corporate and other income and expenses include: corporate expenses, non-operating expenses, net investment income, net realized and unrealized investment gains or losses, changes in fair value of derivatives, interest expenses, net realized and unrealized foreign exchange gains or losses, and income taxes. These income and expense items are not allocated to the Company’s business segments as they are not directly related to the Company’s business segment operations and is consistent with how the CODM measures the performance of the business segments. The Company does not allocate its assets by business segment as we evaluate underwriting results of each segment separately from the results of our investment portfolio.
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

The following tables provide a summary of gross and net written and earned premiums, underwriting income or loss, ratios and reserves for each of the Company’s business segments for the twelve months ended December 31, 2024, 2023 and 2022:

	Twelve Months Ended December 31, 2024
	Reinsurance	Insurance	Total

	($ in millions)
Underwriting Revenues
Gross written premiums	$1,885.8	$2,723.5	$4,609.3
Net written premiums	1,275.7	1,666.9	2,942.6
Gross earned premiums	1,822.1	2,565.7	4,387.8
Net earned premiums	1,305.7	1,584.0	2,889.7
Underwriting Expenses
Losses and loss adjustment expenses	741.3	976.5	1,717.8
Acquisition costs	227.0	193.2	420.2
General and administrative expenses	141.7	264.2	405.9
Underwriting income	195.7	150.1	345.8
Corporate and other expenses (1)			(97.3)
Non-operating expenses (2)			(29.9)
Net investment income			318.0
Realized and unrealized investment gains			52.6
Realized and unrealized investment losses			(102.1)
Change in fair value of derivatives			(21.1)
Interest expense			(62.1)
Net realized and unrealized foreign exchange gains			60.2
Income before income taxes			464.1
Income tax benefit			22.0
Net income			$486.1

Net reserve for losses and loss adjustment expenses	$1,691.5	$2,259.1	$3,950.6
Ratios
Loss ratio	56.8%	61.6%	59.4%
Acquisition cost ratio	17.4	12.2	14.5
General and administrative expense ratio	10.9	16.7	14.0
Expense ratio	28.3	28.9	28.5
Combined ratio	85.1%	90.5%	87.9%
 _______________
(1)    Corporate and other expenses includes other income/(expenses), which were previously presented separately.
(2)    Non-operating expenses in the twelve months ended December 31, 2024 includes expenses in relation to consulting fees, non-recurring transformation program costs, and other non-recurring costs.

	Twelve Months Ended December 31, 2023
	Reinsurance	Insurance	Total

	($ in millions)
Underwriting Revenues
Gross written premiums	$1,521.0	$2,446.6	$3,967.6
Net written premiums	1,098.0	1,483.9	2,581.9
Gross earned premiums	1,562.0	2,444.8	4,006.8
Net earned premiums	1,154.5	1,460.0	2,614.5
Underwriting Expenses
Losses and loss adjustment expenses	611.1	941.9	1,553.0
Acquisition costs	208.6	171.6	380.2
General and administrative expenses	120.6	233.9	354.5
Underwriting income	214.2	112.6	326.8
Corporate and other expenses (1)			(114.0)
Non-operating expenses (2)			(35.1)
Net investment income			275.7
Realized and unrealized investment gains			75.9
Realized and unrealized investment losses			(61.4)
Change in fair value of derivatives			26.1
Interest expense			(55.2)
Net realized and unrealized foreign exchange (losses)			(36.2)
Income before income taxes			402.6
Income tax benefit			132.1
Net income			$534.7

Net reserve for losses and loss adjustment expenses	$1,373.1	$1,859.7	$3,232.8
Ratios
Loss ratio	52.9%	64.5%	59.4%
Acquisition cost ratio	18.1	11.8	14.5
General and administrative expense ratio	10.4	16.0	13.6
Expense ratio	28.5	27.8	28.1
Combined ratio	81.4%	92.3%	87.5%
 ________________
(1)    Corporate and other expenses includes other income/(expenses), which were previously presented separately.
(2)    Non-operating expenses in the twelve months ended December 31, 2023 includes expenses in relation to consulting fees, non-recurring transformation program costs, and other non-recurring costs.

	Twelve Months Ended December 31, 2022
	Reinsurance	Insurance	Total

	($ in millions)
Underwriting Revenues
Gross written premiums	$1,807.0	$2,531.7	$4,338.7
Net written premiums	1,426.4	1,469.6	2,896.0
Gross earned premiums	1,617.2	2,370.8	3,988.0
Net earned premiums	1,251.8	1,436.9	2,688.7
Underwriting Expenses
Losses and loss adjustment expenses	770.3	909.7	1,680.0
Acquisition costs	252.4	179.4	431.8
General and administrative expenses	142.5	244.0	386.5
Underwriting income	86.6	103.8	190.4
Corporate expenses			(71.7)
Non-operating expenses (1)			(36.0)
Net investment income			188.1
Realized and unrealized investment gains			5.0
Realized and unrealized investment losses			(182.6)
Change in fair value of derivatives			(80.5)
Interest expense			(43.7)
Net realized and unrealized foreign exchange gains			15.9
Other income			8.2
Other expenses			(20.1)
(Loss) before income taxes			(27.0)
Income tax benefit			78.1
Net income			$51.1

Net reserve for losses and loss adjustment expenses	$1,360.7	$1,452.5	$2,813.2
Ratios
Loss ratio	61.5%	63.3%	62.5%
Acquisition cost ratio	20.2	12.5	16.1
General and administrative expense ratio	11.4	17.0	14.4
Expense ratio	31.6	29.5	30.5
Combined ratio	93.1%	92.8%	93.0%
_______________
(1)    Non-operating expenses in the twelve months ended December 31, 2022 includes expenses in relation to consulting fees, non-recurring transformation activities, and other non-recurring costs.

Geographical Areas. The following summary presents the Company’s gross written premiums based on the location of the insured risk for the twelve months ended December 31, 2024, 2023 and 2022.

	Twelve Months Ended
	December 31, 2024	December 31, 2023	December 31, 2022

	($ in millions)
Australia/Asia	$177.8	$177.8	$257.5
Europe	208.1	179.4	194.5
United Kingdom & Ireland	614.8	532.5	485.8
United States & Canada (1)	2,947.0	2,472.0	2,715.7
Worldwide excluding the United States (2)	33.4	28.8	24.2
Worldwide including the United States (3)	435.0	417.2	541.7
Other (4)	193.2	159.9	119.3
Total	$4,609.3	$3,967.6	$4,338.7
 ______________
(1)    “United States & Canada” comprises individual policies that insure risks specifically in the United States and/or Canada, but not elsewhere.
(2)    “Worldwide excluding the United States” consists of individual policies that insure global risks with the specific exclusion of the United States.
(3)    “Worldwide including the United States” consists of individual policies that insure global risks with the specific inclusion of the United States.
(4)    “Other” comprises individual policies that insure risks in other countries including, but not limited to, countries in the Caribbean, South America and the Middle East.
4.    Investments
Income Statement
Net Investment Income.  The following table summarizes net investment income for the twelve months ended December 31, 2024, 2023 and 2022:

	Twelve Months Ended
	December 31, 2024	December 31, 2023	December 31, 2022

	($ in millions)
Fixed income securities — Available for sale	$161.5	$115.7	$95.6
Fixed income securities — Trading	88.2	98.9	57.0
Short-term investments — Available for sale	4.5	5.3	0.6
Short-term investments — Trading	0.1	0.3	0.1
Fixed term deposits (included in cash and cash equivalents)	45.3	39.9	6.6
Catastrophe bonds — Trading	—	0.2	0.3
Privately-held investments — Available for sale	1.2	0.1	—
Privately-held investments — Trading	34.9	44.7	24.3
Other investments, at fair value (1)	(6.2)	(17.8)	13.9
Total	329.5	287.3	198.4
Investment expenses	(11.5)	(11.6)	(10.3)
Net investment income	$318.0	$275.7	$188.1
_____________
(1)    Other investments primarily represent the Company’s investments in investment funds. The amount reported represents the change in fair value of the investments in the period.

The following table summarizes the net realized and unrealized investment gains and losses recorded in the consolidated statement of operations and the change in unrealized gains and losses on investments recorded in other comprehensive income for the twelve months ended December 31, 2024, 2023 and 2022:

	Twelve Months Ended
	December 31, 2024	December 31, 2023	December 31, 2022

	($ in millions)
Available for sale:
Fixed income securities — gross realized gains	$2.4	$1.6	$2.9
Fixed income securities — gross realized (losses)	(60.6)	(41.5)	(58.4)
Short-term investments — gross realized gains	0.8	0.6	1.0
Short-term investments — gross realized (losses)	(2.0)	(0.9)	(0.5)
Net change in expected credit gains/(losses)	1.9	4.8	(5.0)
Trading:
Fixed income securities — gross realized gains	1.2	1.0	0.2
Fixed income securities — gross realized (losses)	(10.0)	(3.5)	(1.8)
Fixed income securities — net unrealized gains/(losses)	26.8	65.9	(113.9)
Short-term investments — gross realized gains	—	0.1	—
Short-term investments — gross realized (losses)	(0.3)	(0.3)	—
Privately-held investments — gross realized gains	0.8	0.8	0.7
Privately-held investments — gross realized (losses)	(28.8)	—	(0.1)
Privately-held investments — net unrealized gains/(losses)	18.6	(15.2)	(2.5)
Catastrophe bonds — net unrealized gains	—	0.1	0.2
Investments, equity method:
Gross unrealized (losses)/gains in MVI	(0.2)	0.2	—
Gross unrealized gains/(losses) in Multi-Line Reinsurer	0.1	0.8	(0.4)
Gross realized (losses) in Digital Re	(0.2)	—	—
Total net realized and unrealized investment (losses)/gains recorded in the consolidated statement of operations	$(49.5)	$14.5	$(177.6)

Change in available for sale net unrealized gains/(losses):
Available for sale investments	$34.1	$126.2	$(391.7)
Income tax (expense)/benefit	(4.7)	(20.6)	23.9
Total change in net unrealized gains/(losses), net of taxes recorded in other comprehensive income	$29.4	$105.6	$(367.8)

Balance Sheet
Fixed Income Securities, Short-term Investments and Privately-held Investments — Available for Sale.  The following tables present the cost or amortized cost, gross unrealized gains and losses, and estimated fair market value of available for sale investments in fixed income securities, short-term investments and privately-held investments as at December 31, 2024 and December 31, 2023:

	As at December 31, 2024
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Market Value

	($ in millions)
Fixed income securities, available for sale
U.S. government	$1,504.8	$1.5	$(25.7)	$—	$1,480.6
U.S. agency	7.5	—	(0.3)	—	7.2
Municipal	84.2	—	(1.9)	—	82.3
Corporate	2,045.3	8.5	(66.4)	(1.0)	1,986.4
Non-U.S. government-backed corporate	132.9	0.8	(2.4)	—	131.3
Non-U.S. government	248.2	1.0	(2.4)	—	246.8
Asset-backed	232.4	2.2	(0.1)	—	234.5
Agency commercial mortgage-backed	5.0	—	(0.6)	—	4.4
Agency residential mortgage-backed	600.8	—	(82.1)	—	518.7
Total fixed income securities, available for sale	4,861.1	14.0	(181.9)	(1.0)	4,692.2
Short-term investments, available for sale	261.9	—	—	—	261.9
Privately-held investments, available for sale
Asset-backed securities	24.0	0.2	—	—	24.2
Total investments, available for sale	$5,147.0	$14.2	$(181.9)	$(1.0)	$4,978.3

	As at December 31, 2023
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Market Value

	($ in millions)
Fixed income securities, available for sale
U.S. government	$1,224.9	$4.4	$(26.7)	$—	$1,202.6
U.S. agency	7.5	—	(0.3)	—	7.2
Municipal	133.6	—	(5.0)	(0.5)	128.1
Corporate	2,051.1	12.1	(101.5)	(2.4)	1,959.3
Non-U.S. government-backed corporate	106.5	0.1	(5.9)	—	100.7
Non-U.S. government	279.9	0.6	(6.7)	—	273.8
Agency commercial mortgage-backed	6.6	—	(0.8)	—	5.8
Agency residential mortgage-backed	519.9	0.1	(74.9)	—	445.1
Total fixed income securities, available for sale	4,330.0	17.3	(221.8)	(2.9)	4,122.6
Short-term investments, available for sale	93.6	—	—	—	93.6
Privately-held investments, available for sale
Asset-backed securities	14.7	0.2	—	—	14.9
Total investments, available for sale	$4,438.3	$17.5	$(221.8)	$(2.9)	$4,231.1

Fixed Income Securities, Short-term Investments, Catastrophe Bonds and Privately-held Investments — Trading.  The following tables present the cost or amortized cost, gross unrealized gains and losses, and estimated fair market value of trading investments in fixed income securities, short-term investments, catastrophe bonds and privately-held investments as at December 31, 2024 and December 31, 2023:

	As at December 31, 2024
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value

	($ in millions)
Fixed income securities, trading
U.S. government	$262.9	$0.6	$(2.2)	$261.3
Municipal	1.6	—	—	1.6
Corporate	155.5	0.5	(4.9)	151.1
High yield loans	101.7	0.9	(0.2)	102.4
Non-U.S. government-backed corporate	2.8	—	—	2.8
Non-U.S. government	24.4	0.1	(0.1)	24.4
Asset-backed	624.6	4.1	(3.5)	625.2
Agency mortgage-backed	34.2	—	(3.1)	31.1
Total fixed income securities, trading	1,207.7	6.2	(14.0)	1,199.9
Short-term investments, trading	1.0	—	—	1.0
Catastrophe bonds, trading	1.0	—	—	1.0
Privately-held investments, trading
Commercial mortgage loans	80.9	0.5	(1.7)	79.7
Middle market loans and other private debt	61.6	0.1	(0.7)	61.0
Asset-backed securities	126.7	0.9	—	127.6
Global corporate securities	18.8	—	(0.3)	18.5
Total privately-held investments, trading	288.0	1.5	(2.7)	286.8
Total investments, trading	$1,497.7	$7.7	$(16.7)	$1,488.7

	As at December 31, 2023
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value

	($ in millions)
Fixed income securities, trading
U.S. government	$248.7	$0.5	$(3.7)	$245.5
Municipal	3.3	—	(0.2)	3.1
Corporate	178.8	0.7	(8.0)	171.5
High yield loans	90.8	1.3	—	92.1
Non-U.S. government-backed corporate	8.6	—	(0.3)	8.3
Non-U.S. government	35.8	0.1	(1.1)	34.8
Asset-backed	936.0	2.1	(29.9)	908.2
Agency mortgage-backed	25.0	—	(2.8)	22.2
Total fixed income securities, trading	1,527.0	4.7	(46.0)	1,485.7
Short-term investments, trading	2.1	—	—	2.1
Catastrophe bonds, trading	1.6	—	—	1.6
Privately-held investments, trading
Commercial mortgage loans	293.2	1.0	(19.3)	274.9
Middle market loans and other private debt	85.9	—	(1.1)	84.8
Asset-backed securities	83.1	0.4	(0.6)	82.9
Global corporate securities	14.7	—	(0.3)	14.4
Short-term investments	18.0	—	—	18.0
Total privately-held investments, trading	494.9	1.4	(21.3)	475.0
Total investments, trading	$2,025.6	$6.1	$(67.3)	$1,964.4
Catastrophe Bonds. The Company has invested in catastrophe bonds with a total value of $1.0 million as at December 31, 2024 (December 31, 2023 — $1.6 million). The bonds are either zero-coupon notes or receive quarterly interest payments based on variable interest rates with scheduled maturities in 2025. The redemption value of the bonds will adjust based on the occurrence or aggregate occurrence of a covered event, such as windstorms and earthquakes in the United States, Canada, the North Atlantic, South America, Europe, Japan or Australia.
Privately-held Investments. The Company has invested in privately-held investments, which primarily include commercial mortgage loans of $79.7 million and middle market loans and other private debt of $61.0 million as at December 31, 2024 (December 31, 2023 — commercial mortgage loans of $274.9 million; middle market loans and other private debt of $84.8 million). Privately-held investments also includes investments in asset-backed securities, global corporate securities, and other short term investments.
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
Middle Market Loans and Other Private Debt. The middle market loans are investments in senior secured loan positions with full covenants, focused on the middle market in the U.S., Europe and the Caribbean. The other private debt consists of debt securities issued to private investment funds. The middle market loan and other private debt portfolio is diversified by industry type, geographic region and issuer to reduce risks. As part of our investment process, we evaluate factors such as size, industry and security to determine that loans are performing at a consistent and acceptable level to secure the related debt.
Asset-backed Securities. Asset-backed securities represent interests in underlying pools of diversified referenced assets that are collateralized and backed by future cash flows and these securities are performing.
Global Corporate Securities. The privately-held global corporate securities portfolio consists of debt securities issued by U.S. and foreign corporations.

Investments, Equity Method. In January 2015, the Company, along with seven other insurance companies, established a micro-insurance venture consortium and micro-insurance incubator (“MVI”) domiciled in Bermuda. The MVI is a social impact organization that provides micro-insurance products to assist global emerging consumers. In March 2021, the Company committed an additional $0.8 million equity contribution to MVI over a 2 year period and paid $0.4 million in the period ending December 31, 2022.
On January 1, 2017, the Company purchased through its wholly-owned subsidiary, Aspen U.S. Holdings, Inc. (“Aspen U.S. Holdings”), a 49% share of Digital Risk Resources, LLC (“Digital Re”), a U.S.-based enterprise engaged in the business of developing, marketing and servicing turnkey information security and privacy liability insurance products for a total consideration of $2.3 million. The investment is accounted for under the equity method and adjustments to the carrying value of this investment are made based on the Company’s share of capital, including share of income and expenses. During the year ended December 31, 2024, the Company sold its investment in Digital Re for no consideration.
On December 23, 2019, the Company committed $5.0 million as an equity investment in the holding company of a multi-line reinsurer. The strategy for the multi-line reinsurer is to combine a diversified reinsurance business, focused primarily on long-tailed lines of property and casualty business and, potentially to a lesser extent, life business, with a diversified investment strategy. During the period ending December 31, 2024, no capital was invested in the multi-line reinsurer (December 31, 2023 — $0.4 million) and the commitment has been fully funded.
The table below shows the Company’s investments in MVI, Multi-Line Reinsurer and Digital Re for the twelve months ended December 31, 2024 and 2023:

	MVI	Multi-Line Reinsurer	Digital Re	Total

	($ in millions)
Opening undistributed value of investment as at January 1, 2024	$1.0	$6.4	$0.2	$7.6
Unrealized (loss)/gain for the twelve months to December 31, 2024	(0.2)	0.1	—	(0.1)
Realized (loss) for the twelve months to December 31, 2024	—	—	(0.2)	(0.2)
Closing value of investment as at December 31, 2024	$0.8	$6.5	$—	$7.3

Opening undistributed value of investment as at January 1, 2023	$0.8	$5.2	$0.2	$6.2
Investment in the period	—	0.4	—	0.4
Unrealized gain for the twelve months to December 31, 2023	0.2	0.8	—	1.0
Closing value of investments at December 31, 2023	$1.0	$6.4	$0.2	$7.6
Other Investments. On December 20, 2017, the Company committed, and during 2018 invested, $100.0 million as a limited partner to a real estate fund. As at December 31, 2024, the current fair value of the fund is $111.7 million (2023 — $117.1 million).
During 2020, the Company committed $10.5 million as a limited partner to a related party managed lending fund. The partnership was established to provide direct lending to large corporate borrowers. On April 1, 2021, the Company committed an additional $2.8 million to the fund. As at December 31, 2024, the current fair value of the fund is $19.3 million (2023 — $15.9 million) and the unfunded commitment is $0.2 million (2023 — $1.1 million).
On April 1, 2021, the Company established pledge accounts with its custodian bank for the ability to obtain liquidity and funding services provided by a U.S. co-operative bank, which provides liquidity and funding to its insurance member institutions. As at December 31, 2024, the fair value of the Company’s member shares in the bank is $2.0 million (2023 — $1.7 million).
On September 30, 2021, the Company committed $20.0 million as a limited partner to a third-party managed real estate fund. The Partnership was established to make equity and equity related investments in multifamily and other commercial real estate properties located in the United States and its territories, with the goal of generating superior risk-adjusted returns. The partnership seeks to acquire commercial real estate assets including real estate assets (or interests therein) that may have management or operational problems and require improvements or lack sufficient capital, including mortgage loans and development or redevelopment properties. On April 1, 2022, the Company committed an additional $10.0 million to the fund. As at December 31, 2024, the current fair value of the fund is $36.2 million (2023 — $39.8 million) and the unfunded commitment is $0.9 million (2023 — $2.2 million).

On April 1, 2022, the Company committed $30.0 million as a limited partner to a related party managed real estate fund. The partnership was established to pursue investment opportunities to acquire, recapitalize, restructure and reposition real estate assets, portfolios and companies primarily in the United States. As at December 31, 2024, the current fair value of the fund is $19.3 million (2023 — $23.9 million) and the unfunded commitment is $3.7 million (2023 — $4.1 million).
On May 5, 2022, the Company committed $15.0 million as a limited partner to a third-party managed infrastructure fund. The partnership was established to make value added infrastructure investments in environmental services, transportation, communications and digital, energy/energy transition and other infrastructure sectors primarily in North America. As at December 31, 2024, the current fair value of the fund is $12.9 million (2023 — $10.8 million) and the unfunded commitment is $2.3 million (2023 — $4.0 million).
On August 31, 2023, the Company committed £7.0 million as a limited partner to a third-party managed debt fund. The fund focuses on three core sectors: health and social care, affordable housing, and social infrastructure. The fund invests across the U.K., focusing on areas of poverty and deprivation. The fund provides fixed-rate loans typically backed by property assets. Borrowers are established, socially impactful organizations, with a history of profitable revenue generation. As at December 31, 2024, the current fair value of the fund is $0.1 million (2023 — $0.1 million) and the unfunded commitment is £6.8 million (2023 — £6.9 million).
On September 30, 2023, the Company committed $55.0 million as a limited partner to a third-party managed energy fund. The fund invests in energy transition and climate solutions, accelerating growth and business transformation through flexible capital, enabling leading energy companies to build enterprises at scale that can deliver clean, reliable and affordable energy to help meet global needs. As at December 31, 2024 the Company has not funded the investment and the unfunded commitment is $55.0 million (2023 — $55.0 million).
On August 1, 2024, the Company committed and invested $25.0 million as a limited partner to a third-party managed liquidity fund. The fund seeks to maximize total return, by investing in a portfolio of investment grade debt securities, both fixed and floating rate. As at December 31, 2024, the current fair value of the fund is $25.7 million and the unfunded commitment is $Nil.
On October 31, 2024, the Company converted one of its commercial mortgage loan investments to an equity interest in a joint venture. As at December 31, 2024, the current carrying value of the investment is $40.0 million. As at December 31, 2023, the previous commercial mortgage loan investment was classified as privately-held investments, trading. This investment has no unfunded commitments.
As at December 31, 2024, the aggregate current fair value of the investment funds described above is $267.2 million (2023 — $209.3 million).
For further information on the investment funds, refer to Note 21(a) in these consolidated financial statements, “Commitments and Contingent Liabilities.”
Fixed Income Securities, Short-term Investments and Privately-held Investments — Available for Sale.  The scheduled maturity distribution of the Company’s available for sale securities as at December 31, 2024 and December 31, 2023 is set forth below. Actual maturities may differ from contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

	As at December 31, 2024
	Amortized Cost or Cost	Fair Market Value

	($ in millions)
Due one year or less	$834.1	$831.2
Due after one year through five years	2,386.5	2,353.2
Due after five years through ten years	1,060.7	1,008.7
Due after ten years	3.5	3.4
	4,284.8	4,196.5
Agency commercial mortgage-backed	5.0	4.4
Agency residential mortgage-backed	600.8	518.7
Asset-backed	256.4	258.7
Total investments, available for sale	$5,147.0	$4,978.3

	At December 31, 2023
	Amortized Cost or Cost	Fair Market Value

	($ in millions)
Due one year or less	$512.0	$505.8
Due after one year through five years	2,889.0	2,818.9
Due after five years through ten years	495.1	440.3
Due after ten years	15.7	15.2
	3,911.8	3,780.2
Agency commercial mortgage-backed	6.6	5.8
Agency residential mortgage-backed	519.9	445.1
Total investments, available for sale	$4,438.3	$4,231.1
Guaranteed Investments. As at December 31, 2024 and December 31, 2023, the Company held no investments which are guaranteed by mono-line insurers, excluding those with explicit government guarantees. The Company’s exposure to other third-party guaranteed debt is primarily to investments backed by non-U.S. government guaranteed issuers.
Gross Unrealized Losses, Available for Sale. The following tables summarize, by type of security, the aggregate fair value and gross unrealized loss by length of time the security has been in an unrealized loss position for the Company’s available for sale portfolio as at December 31, 2024 and December 31, 2023:

	December 31, 2024
	0-12 months		Over 12 months		Total
	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Number of Securities

	($ in millions, except number of securities)
Fixed income securities, available for sale
U.S. government	$718.1	$(11.6)	$397.8	$(14.1)	$1,115.9	$(25.7)	137
U.S. agency	—	—	7.2	(0.3)	7.2	(0.3)	1
Municipal	33.6	(0.7)	45.4	(1.2)	79.0	(1.9)	47
Corporate	570.3	(6.8)	663.9	(59.6)	1,234.2	(66.4)	692
Non-U.S. government-backed corporate	5.8	—	91.1	(2.4)	96.9	(2.4)	12
Non-U.S. government	118.8	(0.9)	43.7	(1.5)	162.5	(2.4)	41
Asset-backed	17.2	(0.1)	—	—	17.2	(0.1)	14
Agency commercial mortgage-backed	—	—	4.5	(0.6)	4.5	(0.6)	1
Agency residential mortgage-backed	161.2	(2.2)	351.3	(79.9)	512.5	(82.1)	225
Total fixed income securities, available for sale	$1,625.0	$(22.3)	$1,604.9	$(159.6)	$3,229.9	$(181.9)	1,170

	December 31, 2023
	0-12 months		Over 12 months		Total
	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Number of Securities

	($ in millions, except number of securities)
Fixed income securities, available for sale
U.S. government	$105.5	$(0.5)	$673.3	$(26.2)	$778.8	$(26.7)	74
U.S. agency	—	—	7.2	(0.3)	7.2	(0.3)	1
Municipal	11.1	(1.0)	117.0	(4.0)	128.1	(5.0)	54
Corporate	46.7	(0.4)	1,287.2	(101.1)	1,333.9	(101.5)	558
Non-U.S. government-backed corporate	0.2	—	95.5	(5.9)	95.7	(5.9)	12
Non-U.S. government	32.9	(0.2)	180.1	(6.5)	213.0	(6.7)	53
Agency commercial mortgage-backed	—	—	5.8	(0.8)	5.8	(0.8)	1
Agency residential mortgage-backed	0.1	—	435.9	(74.9)	436.0	(74.9)	197
Total fixed income securities, available for sale	$196.5	$(2.1)	$2,802.0	$(219.7)	$2,998.5	$(221.8)	950
At December 31, 2024, 1,170 available for sale securities were in an unrealized loss position of $181.9 million, of which $0.3 million was related to securities below investment grade or not rated. At December 31, 2023, 950 available for sale securities were in an unrealized loss position of $221.8 million, of which $1.2 million was related to securities below investment grade or not rated.
The unrealized losses of $181.9 million at December 31, 2024 were due to non-credit factors and are expected to be recovered as the related securities approach maturity. The Company does not intend to sell the securities in an unrealized loss position and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases.
5.    Variable Interest Entities
As at December 31, 2024, the Company held an investment in one (December 31, 2023 — one) variable interest entity (“VIE”), namely Peregrine Reinsurance Ltd (“Peregrine”).
In November 2016, Peregrine, a subsidiary of the Company, was registered as a segregated accounts company under the Segregated Accounts Companies Act 2000, as amended. As at December 31, 2024, Peregrine had six segregated accounts which were funded by third-party investors, which are not consolidated, and two segregated accounts which are funded by Aspen and are consolidated within the financial statements.
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
The following tables present the level within the fair value hierarchy at which the Company’s financial assets and liabilities are measured on a recurring basis as at December 31, 2024 and December 31, 2023:

	As at December 31, 2024
	Level 1	Level 2	Level 3	Total

	($ in millions)
Fixed income securities, available for sale
U.S. government	$1,480.6	$—	$—	$1,480.6
U.S. agency	—	7.2	—	7.2
Municipal	—	82.3	—	82.3
Corporate	—	1,986.4	—	1,986.4
Non-U.S. government-backed corporate	—	131.3	—	131.3
Non-U.S. government	195.1	51.7	—	246.8
Asset-backed	—	234.5	—	234.5
Agency commercial mortgage-backed	—	4.4	—	4.4
Agency residential mortgage-backed	—	518.7	—	518.7
Total fixed income securities, available for sale	1,675.7	3,016.5	—	4,692.2
Short-term investments, available for sale	260.2	1.7	—	261.9
Privately-held investments, available for sale	—	—	24.2	24.2
Fixed income securities, trading
U.S. government	261.3	—	—	261.3
Municipal	—	1.6	—	1.6
Corporate	—	151.1	—	151.1
Non-U.S. government-backed corporate	—	2.8	—	2.8
High yield loans	—	102.4	—	102.4
Non-U.S. government	9.6	14.8	—	24.4
Asset-backed	—	625.2	—	625.2
Agency mortgage-backed	—	31.1	—	31.1
Total fixed income securities, trading	270.9	929.0	—	1,199.9
Short-term investments, trading	1.0	—	—	1.0
Catastrophe bonds, trading	—	1.0	—	1.0
Privately-held investments, trading	—	—	286.8	286.8
Other investments (1)	—	—	—	267.2
Other financial assets and liabilities
Derivative assets — foreign exchange contracts	—	17.0	—	17.0
Derivative liabilities — foreign exchange contracts	—	(45.9)	—	(45.9)
Derivative liabilities — loss portfolio transfer (2)	—	—	(3.6)	(3.6)
Total	$2,207.8	$3,919.3	$307.4	$6,701.7
______________
(1)    Other investments represent our investments in investment funds operating strategies in real estate, infrastructure and lending and are measured at fair value using the net asset value per share practical expedient. As a result, the investments are not classified in the fair value hierarchy. The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheets. The investment in the funds is subject to restrictions as detailed in Note 21(a), “Commitments and Contingent Liabilities.”
(2)    The loss portfolio transfer contract includes a funds withheld arrangement that provides variable interest expense based on Aspen’s investment performance. As a result, the funds withheld arrangement is considered an embedded derivative and accounted for as an option-based derivative.

	At December 31, 2023
	Level 1	Level 2	Level 3	Total

	($ in millions)
Fixed income securities, available for sale
U.S. government	$1,202.6	$—	$—	$1,202.6
U.S. agency	—	7.2	—	7.2
Municipal	—	128.1	—	128.1
Corporate	—	1,959.3	—	1,959.3
Non-U.S. government-backed corporate	—	100.7	—	100.7
Non-U.S. government	200.4	73.4	—	273.8
Agency commercial mortgage-backed	—	5.8	—	5.8
Agency residential mortgage-backed	—	445.1	—	445.1
Total fixed income securities, available for sale	1,403.0	2,719.6	—	4,122.6
Short-term investments, available for sale	86.7	6.9	—	93.6
Privately-held investments, available for sale	—	—	14.9	14.9
Fixed income securities, trading
U.S. government	245.5	—	—	245.5
Municipal	—	3.1	—	3.1
Corporate	—	171.5	—	171.5
Non-U.S. government-backed corporate	—	8.3	—	8.3
High yield loans	—	92.1	—	92.1
Non-U.S. government	13.0	21.8	—	34.8
Asset-backed	—	908.2	—	908.2
Agency mortgage-backed	—	22.2	—	22.2
Total fixed income securities, trading	258.5	1,227.2	—	1,485.7
Short-term investments, trading	0.2	1.9	—	2.1
Catastrophe bonds, trading	—	1.6	—	1.6
Privately-held investments, trading	—	—	475.0	475.0
Other investments (1)	—	—	—	209.3
Other financial assets and liabilities
Derivative assets — foreign exchange contracts	—	31.7	—	31.7
Derivative liabilities — foreign exchange contracts	—	(9.3)	—	(9.3)
Derivative liabilities — loss portfolio transfer (2)	—	—	(16.5)	(16.5)
Total	$1,748.4	$3,979.6	$473.4	$6,410.7
______________
(1)    Other investments represent our investments in investment funds operating strategies in real estate, infrastructure and lending and are measured at fair value using the net asset value per share practical expedient. As a result, the investments are not classified in the fair value hierarchy. The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheets. The investment in the funds is subject to restrictions as detailed in Note 21(a), “Commitments and Contingent Liabilities.”
(2)    The loss portfolio transfer contract includes a funds withheld arrangement that provides variable interest expense based on Aspen’s investment performance. As a result, the funds withheld arrangement is considered an embedded derivative and accounted for as an option-based derivative.
Transfers of assets into or out of a particular level are recorded at their fair values as of the end of each reporting period consistent with the date of the determination of fair value. During the twelve months ended December 31, 2024, $Nil was transferred in or out of Level 3 (December 31, 2023 — $12.1 million was transferred out of Level 3 and $5.3 million transferred into Level 3).

The following table presents a reconciliation of the beginning and ending balances for all assets and liabilities measured at fair value on a recurring basis using Level 3 inputs for the twelve months ended December 31, 2024 and December 31, 2023:

Twelve Months Ended December 31, 2024	Balance at beginning of year	Purchases and issuances	Transfers in	Transfers (out)	Reclassifications	Settlements and sales	(Decrease)/increase in fair value included in net income (1) / OCI (2)	Balance at end of year	Change in unrealized gains (losses) relating to assets held at end of year (1) (2)
Assets
Privately-held investments, available for sale
Asset-backed securities	$14.9	$10.0	$—	$—	$—	$—	$(0.7)	$24.2	$0.2
Privately-held investments, trading
Commercial mortgage loans	$274.9	$0.5	$—	$—	$—	$(184.4)	$(11.3)	$79.7	$—
Middle market loans and other private debt	84.8	0.4	—	—	10.9	(35.5)	0.4	61.0	—
Asset-backed securities	82.9	56.1	—	—	—	(12.4)	1.0	127.6	1.1
Global corporate securities	14.4	4.4	—	—	—	(0.3)	—	18.5	—
Short-term investments	18.0	—	—	—	(10.9)	(7.1)	—	—	—
Total Level 3 assets	$489.9	$71.4	$—	$—	$—	$(239.7)	$(10.6)	$311.0	$1.3

Liabilities
Derivative liabilities — loss portfolio transfer	$(16.5)	$—	$—	$—	$—	$—	$12.9	$(3.6)	$12.9
Total Level 3 liabilities	$(16.5)	$—	$—	$—	$—	$—	$12.9	$(3.6)	$12.9

Twelve Months Ended December 31, 2023
Assets
Privately-held investments, available for sale
Asset-backed securities	$—	$14.7	$—	$—	$—	$—	$0.2	$14.9	$0.2
Privately-held investments, trading
Commercial mortgage loans	$312.1	$40.6	$—	$—	$—	$(61.5)	$(16.3)	$274.9	$(17.9)
Middle market loans and other private debt	106.9	18.3	—	—	—	(41.9)	1.5	84.8	0.5
Asset-backed securities	66.8	21.9	5.3	(5.5)	—	(7.6)	2.0	82.9	1.7
Global corporate securities	15.0	—	—	—	—	(0.4)	(0.2)	14.4	(0.2)
Equity securities	6.6	—	—	(6.6)	—	—	—	—	—
Short-term investments	25.6	18.2	—	—	—	(25.8)	—	18.0	—
Total Level 3 assets	$533.0	$113.7	$5.3	$(12.1)	$—	$(137.2)	$(12.8)	$489.9	$(15.7)

Liabilities
Derivative liabilities — loss portfolio transfer	$(31.7)	$—	$—	$—	$—	$—	$15.2	$(16.5)	$15.2
Total Level 3 liabilities	$(31.7)	$—	$—	$—	$—	$—	$15.2	$(16.5)	$15.2
______________
(1)    (Decreases)/increases in the fair value of privately-held investments, trading are included in realized and unrealized investment losses in the consolidated statements of operations and other comprehensive (loss). Increases/(decreases) in the fair value of derivative liabilities - loss portfolio transfer are included within change in fair value of derivatives in the consolidated statements of operations and other comprehensive income/(loss).
(2)    (Decreases)/increases in the fair value of privately-held investments, available for sale are included in other comprehensive income/(loss) (“OCI”).

Valuation of Fixed Income Securities.  The Company’s fixed income securities are classified as either available for sale or trading and are reported at fair value. As at December 31, 2024 and December 31, 2023, the Company’s fixed income securities were valued by pricing services or broker-dealers using standard market conventions. The market conventions utilize market quotations, market transactions in comparable instruments and various relationships between instruments including, but not limited to, yield to maturity, dollar prices and spread prices in determining value.
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
As at December 31, 2024, the Company obtained an average of 3.0 quotes per fixed income investment compared to 2.9 quotes at December 31, 2023.
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
Municipal Securities. The Company’s municipal portfolio consists of bonds issued by U.S. domiciled state and municipality entities. The fair value of these securities is determined using spreads obtained from broker-dealers, trade prices and the new issue market which are Level 2 inputs in the fair value hierarchy. Consequently, these securities are classified within Level 2.
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
Commercial Mortgage Loans. Commercial mortgage loans consist of investments in properties including apartments, hotels, office and retail buildings, other commercial properties and industrial properties. The commercial mortgage loan portfolio is diversified by property type, geographic region and issuer to reduce risks. Commercial Mortgage Loans are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using discounted cash flow models and are classified as Level 3.
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
Global Corporate Securities. The global corporate securities portfolio consists of debt securities issued by U.S. and foreign corporations. The global corporate securities are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using discounted cash flow models and are classified as Level 3.
Short-term Investments — Privately-held. Short-term investments which are classified as privately-held consist of debt securities with a maturity greater than three months but less than one year from the debt of purchase. Short-term investments are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using discounted cash flow models and are classified as Level 3.
The following table summarizes the quantitative inputs and assumptions used for financial assets categorized as Level 3 under the fair value hierarchy as at December 31, 2024:

At December 31, 2024	Fair Value Level 3	Valuation Techniques	Unobservable Inputs	Ranges			Weighted Average
	($ in millions)
Privately-held investments, available for sale
Asset-backed securities	$24.2	Discounted cash flow	Discount rate	5.5%	—	9.5%	7.1%
Privately-held investments, trading
Commercial mortgage loans	79.7	Discounted cash flow	Discount rate	3.8%	—	11.9%	5.7%
Middle market loans and other private debt	61.0	Discounted cash flow	Discount rate	7.2%	—	18.0%	9.8%
Asset-backed securities	127.6	Discounted cash flow	Discount rate	5.4%	—	8.3%	6.6%
Global corporate securities	14.1	Discounted cash flow	Discount rate	6.7%	—	6.7%	6.7%
Global corporate securities	4.4	Transaction value	n/a	n/a		n/a	n/a
Total	$311.0
Catastrophe Bonds. Catastrophe bonds are variable rate fixed income instruments with redemption values adjusted based on the occurrence of a covered event, usually windstorms and earthquakes. Catastrophe bonds are classified as trading and reported at fair value. Catastrophe bonds are priced using an average of multiple broker-dealer quotes and as such, are classified as Level 2.

Foreign Exchange Contracts.  The foreign exchange contracts which the Company uses to mitigate currency risk are characterized as OTC due to their customized nature and the fact that they do not trade on a major exchange. These instruments trade in a very deep liquid market, providing substantial price transparency and accordingly are classified as Level 2.
Derivative Liabilities - Loss Portfolio Transfer. The LPT embedded derivative is valued using the Black-Scholes model. The two primary inputs of this model are expected claim settlement patterns and expected return of the investment portfolio above a fixed minimum rate over the specified time horizon. The expected claim settlement pattern is determined on an actuarial basis for the cohort of business within scope of the LPT and is consistent with the patterns used in the valuation of technical provisions. The expected return of the investment portfolio, above a fixed minimum rate, directly impacts on the LPT derivative valuation and is subject to changes in the market conditions. In order to assess the reasonableness of the inputs, the Company updates the expected claim settlement patterns on a regular basis while maintaining an understanding of the current market conditions. The LPT embedded derivative is classified as Level 3.
Other Investments. The Company’s other investments represent primarily our investments in investment funds operating strategies across real estate, infrastructure and direct lending. Adjustments to the fair values are made based on the net asset value of the investments. The net valuation criteria established by the manager of such investments are established in accordance with the governing documents and the asset manager’s valuation guidelines, which include: the discounted cash flows method and the performance multiple approach, which uses a multiple derived from market data of comparable companies or assets to produce operating performance metrics. Alternative valuation methodologies may be employed for investments with unusual characteristics. As the Company is measuring the fair value of these investments using the net asset value per share as a practical expedient, they have not been classified in the fair value hierarchy.
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

The effect of assumed and ceded reinsurance on premiums written, premiums earned and losses and loss adjustment expenses for the twelve months ended December 31, 2024, 2023 and 2022 was as follows:

	Twelve Months Ended December 31,
	2024	2023	2022

	($ in millions)
Premiums written:
Insurance	$2,723.5	$2,446.6	$2,531.7
Reinsurance	1,885.8	1,521.0	1,807.0
Ceded	(1,666.7)	(1,385.7)	(1,442.7)
Net written premiums	$2,942.6	$2,581.9	$2,896.0

Premiums earned:
Insurance	$2,565.7	$2,444.8	$2,370.8
Reinsurance	1,822.1	1,562.0	1,617.2
Ceded	(1,498.1)	(1,392.3)	(1,299.3)
Net earned premiums	$2,889.7	$2,614.5	$2,688.7

Losses and loss adjustment expenses:
Insurance	$1,759.1	$1,644.5	$1,574.2
Reinsurance	915.8	707.2	939.5
Ceded	(957.1)	(798.7)	(833.7)
Losses and loss adjustment expenses	$1,717.8	$1,553.0	$1,680.0
Current expected credit loss model (“CECL”). As at December 31, 2024, the Company’s allowance for expected credit losses was $27.5 million (2023 — $3.7 million). For the twelve months ended December 31, 2024 there was a $23.8 million increase in the CECL allowance on reinsurance recoverables (2023 — no change, 2022 — $0.4 million increase).
The Company is potentially exposed to concentrations of credit risk in respect of amounts recoverable from reinsurers, refer to Note 22, “Concentrations of Credit Risk — Reinsurance recoverables” of these consolidated financial statements for more detail.
8.    Derivative Contracts
The following table summarizes information on the location and amounts of derivative fair values on the consolidated balance sheet as at December 31, 2024 and 2023:

		As at December 31, 2024		As at December 31, 2023
Derivatives Not Designated as Hedging Instruments Under ASC 815	Balance Sheet Location	Notional Amount	Fair Value	Notional Amount	Fair Value

		($ in millions)		($ in millions)
Foreign Exchange Contracts	Derivative assets	$550.0	$17.0	$1,262.1	$31.4
Foreign Exchange Contracts (1)	Derivative liabilities	$1,036.9	$(41.7)	$540.8	$(9.3)
Loss Portfolio Transfer Liability - Embedded Derivative (2)	Derivative liabilities	$—	$(3.6)	$—	$(16.5)
 ______________
(1)    Fair value is net of $0.8 million of cash collateral (December 31, 2023 — $3.4 million).
(2)    The LPT contains an embedded derivative within the contract in relation to the variable interest crediting rate.

		As at December 31, 2024		As at December 31, 2023
Derivatives Designated as Cash Flow Hedges Under ASC 815	Balance Sheet Location	Notional Amount	Fair Value	Notional Amount	Fair Value

		($ in millions)		($ in millions)
Foreign Exchange Contracts	Derivative assets	$—	$—	$76.9	$0.3
Foreign Exchange Contracts (1)	Derivative liabilities	$158.0	$(4.2)	$—	$—
 ______________
(1)    Fair value is net of $2.0 million of cash collateral (December 31, 2023 — $Nil ).
The following table provides the unrealized and realized (losses)/gains recorded in the consolidated statements of operations and other comprehensive income for derivatives that are not designated or designated as hedging instruments under ASC 815 — “Derivatives and Hedging” for the twelve months ended December 31, 2024 and 2023:

		Amount of (Loss)/Gain Recognized on Derivatives
		For the Twelve Months Ended
	Location of (Loss)/Gain Recognized on Derivatives	December 31, 2024	December 31, 2023

Derivatives not designated as hedges		($ in millions)
Foreign Exchange Contracts	Change in Fair Value of Derivatives	$(34.0)	$10.9
Loss Portfolio Transfer Liability - Embedded Derivative	Change in Fair Value of Derivatives	$12.9	$15.2

Derivatives designated as cash flow hedges
Foreign Exchange Contracts	General, administrative and corporate expenses in consolidated statement of operations	$(0.9)	$(8.1)
Foreign Exchange Contracts	Net change gross of tax from current period hedged transactions in other comprehensive income	$(6.5)	$(14.0)
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
As at December 31, 2024, the Company held foreign exchange contracts that were not designated as hedges under ASC 815 with an aggregate nominal amount of $1,586.9 million (2023 — $1,802.9 million). The foreign exchange contracts are recorded as derivative assets or derivative liabilities in the consolidated balance sheet with changes recorded as a change in fair value of derivatives in the consolidated statement of operations. For the twelve months ended December 31, 2024, the impact of foreign exchange contracts on net income was a loss of $34.0 million (December 31, 2023 — gain of $10.9 million).
As at December 31, 2024, the Company held foreign exchange contracts that were designated as cash flow hedges under ASC 815 with an aggregate notional amount of $158.0 million (2023 — $76.9 million). The foreign exchange contracts are recorded as derivative assets or derivative liabilities in the consolidated balance sheet with the changes in fair value recorded in other comprehensive income. For the twelve months ended December 31, 2024 the company recognized a loss of $6.5 million (December 31, 2023 — loss of $14.0 million) in other comprehensive income.
As the foreign exchange contracts settle, the realized gain or loss is reclassified from other comprehensive income into general, administrative and corporate expenses in the consolidated statement of operations. For the twelve months ended December 31, 2024, the amount recognized within general, administrative and corporate expenses for settled foreign exchange contracts was a realized loss of $0.9 million (December 31, 2023 — loss of $8.1 million). The Company estimates that $6.2 million of the existing losses as at December 31, 2024 is expected to be reclassified into earnings within the next 12 months.
Embedded derivative on loss portfolio contract. The loss portfolio transfer contract includes a funds withheld arrangement that provides returns to the reinsurer based on Aspen’s investment performance, guaranteeing a minimum of 1.75% return. Such funds withheld arrangements are examples of embedded derivatives and therefore this instrument is accounted for as an option-based derivative. For the twelve months ended December 31, 2024, the amount recognized as a change in fair value of derivatives in the consolidated statement of operations is a gain of $12.9 million (December 31, 2023 — gain of $15.2 million).

9.    Deferred Acquisition Costs
The following table represents a reconciliation of beginning and ending deferred acquisition costs for the twelve months ended December 31, 2024 and 2023:

	Twelve Months Ended December 31, 2024	Twelve Months Ended December 31, 2023

	($ in millions)
Balance at the beginning of the period	$296.2	$319.0
Acquisition costs deferred	446.1	357.4
Amortization of deferred acquisition costs	(420.2)	(380.2)
Balance at the end of the period	$322.1	$296.2
10.    Reserve for Losses and Loss Adjustment Expenses
The following table represents a reconciliation of beginning and ending consolidated reserve for losses and loss adjustment expenses for the twelve months ended December 31, 2024, 2023 and 2022:

	As at December 31,
	2024	2023	2022

	($ in millions)
Reserve for losses and LAE at the start of the year	$7,810.6	$7,710.9	$7,611.8
Less reinsurance recoverable	(4,577.8)	(4,897.7)	(3,298.1)
Net reserve for losses and LAE at the start of the year	3,232.8	2,813.2	4,313.7

Net loss and LAE expenses disposed (1)	—	—	(1,840.1)
Movement in net reserve for losses and LAE for claims incurred:
Current year	1,682.2	1,492.2	1,651.9
Prior years	35.6	60.8	28.1
Total incurred	1,717.8	1,553.0	1,680.0
Net Losses and LAE payments for claims incurred:
Current year	(200.2)	(161.1)	(192.7)
Prior years	(741.3)	(1,011.9)	(1,098.4)
Total paid	(941.5)	(1,173.0)	(1,291.1)

Foreign exchange (gains)/losses	(58.5)	39.6	(49.3)

Net reserve for losses and LAE at the end of the year	3,950.6	3,232.8	2,813.2
Plus reinsurance recoverable on unpaid losses at the end of the year	4,172.0	4,577.8	4,897.7
Reserve for losses and LAE at the end of the year	$8,122.6	$7,810.6	$7,710.9
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
As at December 31, 2024, the total amount recoverable from Enstar under the LPT was $1,190.9 million (December 31, 2023 — $1,627.4 million) which includes claims paid and reserve development since the Closing Date.
For the twelve months ended December 31, 2024, there was an increase of $35.6 million in the Company’s estimate of the ultimate claims to be paid in respect of prior accident years compared to an increase of $60.8 million for the twelve months ended December 31, 2023.

The following tables show an analysis of incurred claims and allocated loss adjustment expenses, net of reinsurance and cumulative paid claims and allocated claim adjustment expenses, net of reinsurance for each of the years ended December 31, 2015 through 2024. Under the LPT agreement, the Company has reinsured net losses incurred on all accident years 2019 and prior. This has resulted in IBNR in the loss development triangles for 2019 and prior to be Nil. The loss development triangles are derived from all business written by the Company as although a limited number of contracts are written which have durations of greater than one year the contracts do not meet the definition of a long duration contract. All amounts included in the following tables related to transactions denominated in a foreign currency have been translated into U.S. Dollars using the exchange rates in effect at December 31, 2024.
The Company has chosen to disaggregate the business in its Insurance segment, for the purposes of these loss development triangles as: Property; Casualty; Marine, Aviation and Energy; and Financial and Professional insurance lines. The Company considers that this presentation of its Insurance lines loss development triangles more precisely reflects meaningful trending information. The Company presents its loss development triangles for the Reinsurance segment in line with the reportable reinsurance lines: Property Catastrophe and Other Property; Casualty; and Specialty.

	Property Insurance Lines
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2024

	For the Years Ended December 31,										Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
Accident Year	Unaudited Prior Years
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024

	($ in millions)
2015	$236.0	$201.7	$196.5	$198.8	$199.4	$196.3	$192.3	$192.3	$192.3	$192.3	$—	11,558
2016		235.8	246.8	241.8	243.1	244.4	233.4	232.6	232.6	232.6	—	10,752
2017			292.5	255.6	248.8	250.1	272.1	180.4	180.4	180.4	—	9,711
2018				198.7	200.8	184.8	194.7	184.4	184.4	184.4	—	8,202
2019					124.3	128.3	102.2	189.0	189.0	189.0	—	6,863
2020						202.0	197.5	207.0	212.5	213.0	23.0	7,648
2021							206.3	201.0	194.6	191.1	9.2	6,770
2022								166.0	173.2	170.9	13.5	5,801
2023									150.8	130.1	44.3	4,056
2024										132.6	84.2	1,879
									Total	$1,816.4

	Property Insurance Lines
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024

	($ in millions)
2015	$56.7	$140.2	$167.4	$176.4	$192.6	$191.3	$192.3	$192.3	$192.3	$192.3
2016		66.3	167.3	199.5	221.0	230.3	233.4	232.6	232.6	232.6
2017			95.5	186.4	219.0	239.7	233.6	180.4	180.4	180.4
2018				60.9	156.1	178.4	172.1	184.4	184.4	184.4
2019					48.5	89.9	97.7	189.0	189.0	189.0
2020						60.7	123.7	151.2	169.0	178.2
2021							58.4	119.2	150.6	162.9
2022								41.0	113.2	143.4
2023									29.8	65.2
2024										19.1
									Total	$1,547.5

		All outstanding liabilities for 2015 and subsequent years, net of reinsurance								$268.9
			All outstanding liabilities before 2015, net of reinsurance							—
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$268.9

	Casualty Insurance Lines
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2024
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024

	($ in millions)
2015	$199.8	$219.8	$182.3	$199.4	$232.0	$230.3	$255.6	$178.9	$178.9	$178.9	$—	4,843
2016		213.3	184.3	179.4	185.8	196.9	241.3	122.9	122.9	122.9	—	4,850
2017			177.9	171.4	175.1	192.5	213.3	60.2	60.2	60.2	—	5,536
2018				120.4	123.3	133.3	162.6	42.6	42.6	42.6	—	5,500
2019					122.9	145.2	152.0	48.1	48.1	48.1	—	5,217
2020						131.8	140.4	139.4	145.5	151.8	38.1	3,888
2021							171.9	186.9	196.1	194.6	81.7	3,679
2022								202.4	212.9	208.7	119.4	3,594
2023									223.1	233.8	156.0	3,105
2024										235.6	203.2	1,782
									Total	$1,477.2

	Casualty Insurance Lines
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024

	($ in millions)
2015	$3.1	$16.6	$55.7	$91.0	$136.2	$165.0	$178.9	$178.9	$178.9	$178.9
2016		4.1	22.3	39.1	80.6	107.2	122.0	122.9	122.9	122.9
2017			3.5	22.5	51.8	94.8	88.1	60.2	60.2	60.2
2018				3.1	27.5	42.1	57.3	42.6	42.6	42.6
2019					6.2	17.2	63.7	48.1	48.1	48.1
2020						—	9.3	36.0	61.1	91.5
2021							3.1	23.3	53.5	91.3
2022								8.9	26.6	46.4
2023									5.5	3.3
2024										36.0
									Total	$721.2

		All outstanding liabilities for 2015 and subsequent years, net of reinsurance								$756.0
		All outstanding liabilities before 2015, net of reinsurance								—
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$756.0

	Marine, Aviation and Energy Insurance Lines
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2024
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024

	($ in millions)
2015	$294.2	$296.0	$278.7	$283.6	$307.2	$309.9	$317.2	$266.0	$266.0	$266.0	$—	4,079
2016		257.8	228.1	226.4	227.0	216.8	218.6	196.2	196.2	196.2	—	4,437
2017			208.5	199.5	206.0	213.6	224.9	135.3	135.3	135.3	—	6,080
2018				169.3	206.4	207.5	234.5	149.9	149.9	149.9	—	5,201
2019					144.6	152.2	122.7	107.0	107.0	107.0	—	3,699
2020						109.6	110.7	125.0	126.1	150.9	33.5	3,866
2021							92.2	95.1	94.7	96.5	11.9	4,787
2022								107.2	105.3	112.7	25.7	5,410
2023									116.6	110.3	20.8	3,997
2024										109.6	62.3	2,358
									Total	$1,434.4

	Marine, Aviation and Energy Insurance Lines
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024

	($ in millions)
2015	$44.5	$122.2	$172.6	$192.2	$220.1	$255.8	$267.5	$266.0	$266.0	$266.0
2016		30.9	81.7	140.6	162.3	188.7	191.7	196.2	196.2	196.2
2017			40.0	97.1	139.7	167.7	149.3	135.3	135.3	135.3
2018				26.6	104.2	132.5	150.5	149.9	149.9	149.9
2019					33.3	72.1	89.3	107.0	107.0	107.0
2020						28.5	66.4	88.5	100.9	109.2
2021							23.5	52.2	64.4	70.4
2022								24.9	57.5	73.5
2023									27.8	73.2
2024										32.4
									Total	$1,213.1

		All outstanding liabilities for 2015 and subsequent years, net of reinsurance								$221.3
			All outstanding liabilities before 2015, net of reinsurance							—
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$221.3

	Financial and Professional Insurance Lines
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2024
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024

	($ in millions)
2015	$171.7	$173.0	$183.1	$187.0	$188.0	$183.0	$195.8	$144.4	$144.4	$144.4	$—	1,082
2016		188.1	209.1	213.5	199.6	182.8	184.3	133.0	133.0	133.0	—	1,244
2017			203.7	179.7	184.6	185.2	206.8	134.4	134.4	134.4	—	1,758
2018				153.6	169.3	150.7	159.7	109.7	109.7	109.7	—	4,645
2019					245.9	258.1	236.3	130.8	130.8	130.8	—	23,819
2020						345.2	345.5	336.2	349.8	352.2	73.7	106,042
2021							283.9	301.6	293.5	294.8	86.2	34,963
2022								314.1	299.8	268.6	121.3	3,356
2023									338.5	347.6	169.1	3,385
2024										423.2	292.3	3,756
									Total	$2,338.7

	Financial and Professional Insurance Lines
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024

	($ in millions)
2015	$13.6	$43.2	$69.7	$88.7	$108.8	$137.7	$150.1	$144.4	$144.4	$144.4
2016		14.8	70.6	100.7	128.7	124.6	129.2	133.0	133.0	133.0
2017			27.0	50.9	82.7	115.8	133.5	134.4	134.4	134.4
2018				18.3	72.3	97.6	109.8	109.7	109.7	109.7
2019					26.8	86.2	120.4	130.8	130.8	130.8
2020						47.3	120.8	173.7	225.0	240.0
2021							43.1	90.0	131.1	161.9
2022								17.7	75.1	113.4
2023									21.3	100.6
2024										89.2
									Total	$1,357.4

		All outstanding liabilities for 2015 and subsequent years, net of reinsurance								$981.3
			All outstanding liabilities before 2015, net of reinsurance							—
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$981.3

	Property Catastrophe and Other Property Reinsurance
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2024
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024

	($ in millions)
2015	$206.7	$181.1	$171.5	$151.4	$166.8	$166.9	$173.0	$151.9	$151.9	$151.9	$—	1,045
2016		257.2	257.2	256.8	236.3	231.8	224.3	221.7	221.7	221.7	—	1,281
2017			544.8	524.9	508.1	496.9	568.9	431.8	431.8	431.8	—	1,940
2018				303.7	329.7	320.5	511.7	283.0	283.0	283.0	—	1,804
2019					209.9	225.0	316.3	157.5	157.5	157.5	—	1,399
2020						312.2	394.2	340.7	352.9	365.2	5.2	1,436
2021							637.7	461.2	479.8	472.5	4.9	1,518
2022								380.5	378.9	372.1	43.6	1,475
2023									223.6	215.0	40.4	1,104
2024										254.5	135.5	737
									Total	$2,925.2

	Property Catastrophe and Other Property Reinsurance
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024

	($ in millions)
2015	$35.6	$92.4	$122.0	$135.0	$151.9	$154.2	$155.6	$151.9	$151.9	$151.9
2016		54.7	157.1	196.8	207.0	219.5	224.3	221.7	221.7	221.7
2017			122.6	353.3	410.7	434.1	407.3	431.8	431.8	431.8
2018				121.4	266.8	265.6	258.0	283.0	283.0	283.0
2019					28.0	134.1	158.8	157.5	157.5	157.5
2020						41.1	162.2	232.7	306.0	306.0
2021							74.6	229.2	351.5	414.8
2022								63.3	193.6	261.3
2023									43.9	103.8
2024										32.8
									Total	$2,364.6

		All outstanding liabilities for 2015 and subsequent years, net of reinsurance								$560.6
			All outstanding liabilities before 2015, net of reinsurance							—
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$560.6

	Casualty Reinsurance
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2024
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024

	($ in millions)
2015	$188.9	$195.2	$204.9	$207.6	$205.5	$201.9	$192.2	$115.2	$115.2	$115.2	$—	2,090
2016		226.6	238.7	238.3	248.4	255.8	246.6	135.2	135.2	135.2	—	2,268
2017			238.4	236.4	246.9	246.3	257.7	109.6	109.6	109.6	—	2,346
2018				223.7	252.6	260.6	251.2	91.7	91.7	91.7	—	2,262
2019					230.1	250.8	241.5	52.2	52.2	52.2	—	1,939
2020						250.2	231.2	195.8	178.2	187.2	42.4	1,563
2021							203.5	213.8	203.6	199.4	63.2	1,594
2022								246.6	247.8	246.0	138.5	1,650
2023									268.3	267.7	187.6	1,565
2024										286.9	260.0	848
									Total	$1,691.1

	Casualty Reinsurance
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024

	($ in millions)
2015	$3.3	$17.4	$37.5	$64.4	$88.0	$106.8	$115.2	$115.2	$115.2	$115.2
2016		8.7	32.6	62.4	94.2	123.8	135.4	135.2	135.2	135.2
2017			8.7	29.9	58.1	96.0	109.5	109.6	109.6	109.6
2018				7.0	33.0	72.6	91.8	91.7	91.7	91.7
2019					9.1	36.0	52.0	52.2	52.2	52.2
2020						8.9	27.3	43.5	70.7	100.9
2021							7.7	36.8	63.3	96.4
2022								9.1	30.7	59.6
2023									8.2	35.0
2024										9.4
									Total	$805.2

		All outstanding liabilities for 2015 and subsequent years, net of reinsurance								$885.9
			All outstanding liabilities before 2015, net of reinsurance							—
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$885.9

	Specialty Reinsurance
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2024
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024

	($ in millions)
2015	$161.6	$164.5	$159.3	$154.0	$152.5	$148.1	$147.9	$129.2	$129.2	$129.2	$—	775
2016		233.9	234.7	232.7	225.9	221.0	208.8	185.8	185.8	185.8	—	943
2017			372.6	385.9	370.0	359.1	352.6	303.3	303.3	303.3	—	1,337
2018				389.3	388.9	387.4	412.0	322.3	322.3	322.3	—	1,428
2019					468.6	491.7	396.9	398.6	398.6	398.6	—	1,557
2020						411.2	598.7	372.9	377.1	369.5	15.1	1,519
2021							155.2	150.3	140.0	136.4	24.3	1,385
2022								192.6	191.6	196.2	98.9	1,458
2023									140.7	144.3	73.0	1,188
2024										153.5	125.6	803
									Total	$2,339.1

	Specialty Reinsurance
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024

	($ in millions)
2015	$17.2	$54.6	$101.6	$118.6	$127.1	$130.1	$129.9	$129.2	$129.2	$129.2
2016		57.9	148.8	162.7	180.5	190.6	192.0	185.8	185.8	185.8
2017			93.8	236.6	267.8	302.4	303.3	303.3	303.3	303.3
2018				26.5	277.9	310.6	322.1	322.3	322.3	322.3
2019					272.2	379.0	396.9	398.6	398.6	398.6
2020						212.5	269.2	289.6	310.1	333.0
2021							28.0	52.8	75.2	87.9
2022								25.3	52.6	74.3
2023									22.3	48.1
2024										14.0
									Total	$1,896.5

		All outstanding liabilities for 2015 and subsequent years, net of reinsurance								$442.6
			All outstanding liabilities before 2015, net of reinsurance							—
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$442.6

Reconciliation of Incurred and Paid Claims Development to total Reserve for Losses and LAE

	As at December 31, 2024	As at December 31, 2023
	($ in millions)	($ in millions)
Net outstanding liabilities:
Insurance lines
- Property insurance lines	$268.9	$270.8
- Casualty insurance lines	756.0	636.5
- Marine, aviation and energy insurance lines	221.3	194.5
- Financial and professional insurance lines	981.3	837.6
Total insurance lines	$2,227.5	$1,939.4

Reinsurance lines
- Property catastrophe and other property reinsurance	$560.6	$562.3
- Casualty reinsurance	885.9	733.6
- Specialty reinsurance	442.6	394.3
Total reinsurance lines	$1,889.1	$1,690.2

Net loss and LAE	$4,116.6	$3,629.6

Reinsurance recoverable on unpaid losses:
Insurance lines	$2,698.0	$2,821.6
Reinsurance lines	1,474.0	1,756.2
Total reinsurance recoverable on unpaid losses	$4,172.0	$4,577.8

Deferred gain on retroactive contracts	$61.2	$27.3
Unallocated claims incurred	58.0	47.9
Other reinsurance balances recoverable (1)	(311.7)	(489.1)
Carbon syndicate reserves	26.5	16.7
Other	—	0.4
	$(166.0)	$(396.8)

Reserve for losses and LAE at the end of the year	$8,122.6	$7,810.6
____________________
(1)    Other reinsurance balances recoverable primarily include short term recoverables to be collected.

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance (unaudited)

Years	1	2	3	4	5	6	7	8	9	10

Property insurance lines	29.0%	38.0%	13.7%	12.2%	3.3%	(5.8)%	—%	—%	—%	—%
Casualty insurance lines	4.1%	19.1%	32.2%	23.4%	3.5%	(3.6)%	2.1%	—%	—%	—%
Marine, aviation and energy insurance lines	23.1%	34.5%	19.6%	11.7%	2.6%	0.9%	1.7%	(0.2)%	—%	—%
Financial and professional insurance lines	14.0%	28.4%	19.6%	14.7%	4.7%	4.8%	2.9%	(1.3)%	—%	—%
Property catastrophe and other property reinsurance	21.5%	42.7%	16.2%	6.9%	3.2%	1.9%	(0.1)%	(0.8)%	—%	—%
Casualty reinsurance	6.1%	19.2%	21.6%	19.1%	11.8%	5.0%	1.8%	—%	—%	—%
Specialty reinsurance	26.7%	32.8%	12.7%	7.6%	3.1%	0.6%	(0.9)%	(0.2)%	—%	—%

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
The Company’s U.K. operating companies were taxed at the effective U.K. corporate tax rate of 25.0%. The U.K. tax rate changed on April 1, 2023 from 19% to 25%.
Total income tax (benefit)/expense for the twelve months ended December 31, 2024, 2023 and 2022 was allocated as follows:

	Twelve Months Ended December 31,
	2024	2023	2022

	($ in millions)
Income tax (benefit) allocated to net income	$(22.0)	$(132.1)	$(78.1)
Income tax expense/(benefit) allocated to other comprehensive income	3.3	20.6	(23.9)
Total income tax (benefit)	$(18.7)	$(111.5)	$(102.0)

Income/(loss) from operations before income taxes and income tax expense/(benefit) attributable to that income/(loss) for the twelve months ended December 31, 2024, 2023 and 2022 is provided in the tables below:

	Twelve Months Ended December 31, 2024
	Income before tax	Current tax expense	Deferred tax expense/(benefit)	Total income tax expense/(benefit)

	($ in millions)
Bermuda (1)	$85.3	$—	$1.3	$1.3
U.S. (2)	269.0	62.7	(4.4)	58.3
U.K. (3)	106.9	3.9	(85.3)	(81.4)
Other (4)	2.9	—	(0.2)	(0.2)
Total	$464.1	$66.6	$(88.6)	$(22.0)

	Twelve Months Ended December 31, 2023
	Income before tax	Current tax expense	Deferred tax (benefit)/expense	Total income tax (benefit)/expense

	($ in millions)
Bermuda	$148.8	$—	$(201.1)	$(201.1)
U.S.	236.3	52.4	3.0	55.4
U.K.	0.7	5.3	0.1	5.4
Other	16.8	7.9	0.3	8.2
Total	$402.6	$65.6	$(197.7)	$(132.1)

	Twelve Months Ended December 31, 2022
	(Loss)/Income before tax	Current tax expense	Deferred tax (benefit)	Total income tax (benefit)/expense

	($ in millions)
Bermuda	$(103.3)	$—	$—	$—
U.S	34.8	14.8	(102.9)	(88.1)
U.K.	62.4	7.0	—	7.0
Other	(20.9)	4.7	(1.7)	3.0
Total	$(27.0)	$26.5	$(104.6)	$(78.1)
________________
(1)    We have recorded a deferred tax asset in Bermuda consisting of $158.9 million (2023 — $156.6 million) in respect of the ETA and $40.0 million (2023 — $44.5 million) in respect of an OTLC as a result of the newly enacted Corporate Income Tax Act 2023 in Bermuda. The ETA election allows for an adjustment equal to the difference between the fair market value and carrying value of assets and liabilities. The OTLC allows losses from year 2020 to 2024 to be carried forward. We expect this deferred tax asset to be utilized predominantly over a 10-year period. We expect to incur and pay increased taxes in Bermuda beginning in 2025.
(2)    The U.S. current tax expense of $62.7 million (2023 — $52.4 million) includes $0.2 million (2023 — $0.9 million) of Base Erosion and Anti-abuse Tax.
(3)    The U.K. deferred tax benefit of $85.3 million includes a change in the judgment of the brought-forward valuation allowance of $107.7 million.
(4)    Current tax expense and deferred tax (benefit) in “Other” relates to the branches of Aspen UK and Aspen Bermuda Limited.

As noted above, the tax rate in Bermuda, the Company’s country of domicile, is currently zero. Application of the statutory income tax rate for operations in other jurisdictions produces a differential to the expected income tax (benefit)/expense as shown in the table below. The reconciliation between the income tax (benefit) and the amount that would result from applying the statutory rate for the Company for the twelve months ended December 31, 2024, 2023 and 2022 is provided in the table below:

	Twelve Months Ended December 31,
	2024	2023	2022

Income Tax Reconciliation	($ in millions)
Income tax benefit at statutory tax rate of zero percent	$—	$—	$—
Overseas statutory tax rates differential	88.1	56.3	16.8
Base erosion and anti-abuse tax (BEAT) expense	0.2	0.9	2.3
Prior year adjustments (1)	(5.9)	6.9	(2.9)
Introduction of Bermuda corporate income tax	2.2	(201.1)	—
Change in valuation allowance (2)	(106.6)	4.0	(98.9)
Impact of unrecognized tax benefits (3)	—	—	—
Australian non-resident withholding tax	—	—	1.5
Foreign exchange	0.6	(1.3)	(0.3)
Non-deductible expenses	0.3	2.5	2.4
Tax effect of OCI in income statement	—	—	6.7
Impact of changes in statutory tax rates	(0.9)	(0.3)	(5.7)
Total income tax (benefit)	$(22.0)	$(132.1)	$(78.1)
________________
(1)    The submission dates for filing income tax returns for the Company’s U.S. and U.K. operating subsidiaries are after the submission date of these consolidated financial statements. Accordingly, the final tax liabilities may differ from the estimated income tax expense included in these consolidated financial statements and may result in prior year adjustments being reported. The prior period adjustments for the twelve months ended December 31, 2024 predominantly relate to the determination of the results of the U.K. operating subsidiaries and its branches. The prior period adjustments for the twelve months ended December 31, 2023 and 2022 predominantly relate to the determination of results in the U.K.
(2)    The decrease in valuation allowance in 2024 related to a change in judgment about the recoverability of deferred tax assets in Aspen UK.
    The decrease in valuation allowance in 2022 related to a change in judgment about the recoverability of deferred tax assets in the U.S. operating subsidiaries.
(3)    In 2024, the Company did not have any unrecognized tax benefits.
Income tax returns that have been filed by the Company’s U.S. Operating Subsidiaries are subject to examination for 2021 and later tax years. The Company’s U.K. operating subsidiaries’ income tax returns are potentially subject to examination for 2023 and later tax years as these periods are considered “open” by the U.K. Tax Authority. The Company accrues interest and penalties related to an underpayment of income taxes, if applicable, as income tax expenses. The Company does not believe it will be subject to any penalties in any open tax years.

The tax effects of temporary differences and carryforwards that give rise to deferred tax assets and deferred tax liabilities are presented in the following table as at December 31, 2024 and 2023:

	As at December 31,
	2024	2023

	($ in millions)
Deferred tax assets:
Operating loss carryforwards	$181.1	$217.2
Capital loss carryforwards	17.8	9.7
Insurance reserves: Losses and loss adjustment expenses	111.2	104.1
Unrealized losses on investments	7.4	8.9
Accrued expenses	11.3	13.4
Foreign tax credit carryforwards	22.0	19.0
Insurance reserves: Unearned premiums	34.5	35.0
Intangible assets	82.7	82.9
Office properties and equipment	14.7	16.5
Operating lease liabilities	15.0	15.6
Other temporary differences	8.1	7.6
Total deferred tax assets	$505.8	$529.9
Less valuation allowance	(64.0)	(172.7)
Deferred tax assets, net of valuation allowance	$441.8	$357.2

Deferred tax liabilities:
Intangible assets	$(0.2)	$—
Deferred acquisition costs	(31.0)	(32.4)
Right-of-use operating lease assets	(10.4)	(10.4)
Insurance reserves: Losses and loss adjustment expenses	—	(0.1)
Other temporary differences	(3.4)	(3.3)
Total deferred tax (liabilities)	$(45.0)	$(46.2)

Net deferred tax assets	$396.8	$311.0
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
As at December 31, 2024, the Company has net operating losses carryforwards for U.S. federal income tax purposes of $324.8 million (2023 — $354.9 million), of which $247.2 million relates to the U.S. operating subsidiaries and $77.6 million to Aspen UK’s U.S. branch. The Company also has net operating losses carryforwards for U.K. corporate tax purposes of $249.5 million (2023 — $248.1 million), deferred syndicate losses of $29.3 million (2023 — $64.5 million profits), and losses in other jurisdictions of $86.1 million (2023 — $97.8 million losses).
The $324.8 million that are available to offset future U.S. federal taxable income will expire between 2032 and 2041. The amount of pre-merger net operating losses carryforwards that can be used each year is limited by section 382 to $6.5 million per year for Aspen UK’s U.S. branch, and $20.8 million per year for the next 15 years for the U.S. operating subsidiaries.
The net operating losses in the U.K. and other jurisdictions are available to offset future corporate income in those jurisdictions over an indefinite period.

For U.S. federal income tax purposes, the Company has capital loss carryforwards of $84.7 million, of which $51.6 million relates to the U.S. operating subsidiaries and $33.1 million to Aspen UK’s branch, expiring between 2026 and 2028.
For U.K. corporate tax purposes, the Company has foreign tax credit carryforwards of $22.0 million (2023 — $19.0 million) which are available to offset future U.K. corporate tax arising on the same foreign source of income over an indefinite period.
A valuation allowance of $22.9 million (2023 — $24.5 million) on U.S. deferred tax assets (which includes these loss carryforwards) has been recognized at December 31, 2024 relating to Aspen UK’s U.S. branch.
A valuation allowance of $26.1 million (2023 — $131.0 million) has been established against U.K. deferred tax assets.
The U.K., U.S. and other jurisdictions valuation allowance combined total is $64.0 million (2023 — $172.7 million).
12.    Capital Structure
The following table provides a summary of the Company’s authorized and issued share capital as at December 31, 2024 and 2023:

	As at December 31, 2024		As at December 31, 2023
	Number	$ in Thousands	Number	$ in Thousands
Authorized share capital:
Ordinary Shares $0.01 per share (2023 — $0.01 per share)	750,000,000	$7,500	70,000,000	$700
Preference Shares $0.0015144558 per share	150,000,000	227	30,000,000	45
Total authorized share capital		$7,727		$745

Issued share capital:
Issued ordinary shares $0.01 par value per share (2023 — $0.01 par value per share)	60,395,839	$604	60,395,839	$604
Issued 5.950% preference shares of $0.0015144558 par value per share each with a liquidation preference of $25 per preference share	11,000,000	17	11,000,000	17
Issued 5.625% preference shares of $0.0015144558 par value per share each with a liquidation preference of $25 per preference share	10,000,000	15	10,000,000	15
Issued 5.625% preference shares of $0.0015144558 par value per share represented by depositary shares, each with a liquidation preference of $25,000 per preference share (1)	10,000	—	10,000	—
Issued 7.000% preference shares of $0.0015144558 par value per share represented by depositary shares, each with a liquidation preference of $25,000 per preference share (2)	9,000	—	—	—
Total issued share capital		$636		$636
 ______________
(1)    Each depositary share represents a 1/1000th interest in a share of the 5.625% preference shares.
(2)    Each depositary share represents a 1/1000th interest in a share of the 7.000% preference shares.
(a)    Ordinary Shares
Issued Ordinary Shares. The Company’s issued ordinary shares of par value $0.01 at both December 31, 2024 and 2023 was 60,395,839. The Company did not issue any ordinary shares for the twelve months ended December 31, 2024.
(b)    Preference Shares
Preference Shares Issuance. On May 2, 2013, the Company issued 11,000,000 5.950% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares, with a liquidation preference of $25 per share (the “AHL PRC Shares”). Net proceeds were $270.6 million, consisting of $275.0 million of total liquidation preference less $4.4 million of issuance expenses. See further information below under “AHL PRC Shares Redemption.”
On September 20, 2016, the Company issued 10,000,000 shares of 5.625% Perpetual Non-Cumulative Preference Shares (the “AHL PRD Shares”). The 2016 Preference Shares have a liquidation preference of $25 per share. Net proceeds were $241.3 million, consisting of $250.0 million of total liquidation preference less $8.7 million of issuance expenses. The AHL PRD Shares are listed on the NYSE under the symbol “AHL PRD.”

On August 13, 2019, the Company issued 10,000,000 depositary shares, each of which represents 1/1000th interest in a share of the newly designated 5.625% Perpetual Non-Cumulative Preference Shares. The depositary shares have a liquidation preference of $25 per share. Net proceeds were $241.6 million, comprising $250.0 million of total liquidation preference less $8.4 million of issuance expenses. The depositary shares are listed on the NYSE under the symbol “AHL PRE.”
On November 26, 2024, the Company issued 9,000,000 depositary shares, each of which represents 1/1000th interest in a share of the newly designated 7.000% Perpetual Non-Cumulative Preference Shares. The depositary shares have a liquidation preference of $25 per share. Net proceeds were $217.0 million, comprising $225.0 million of total liquidation preference less $8.0 million of issuance expenses. The depositary shares are listed on the NYSE under the symbol “AHL PRF.”
AHL PRC Shares Redemption. On November 29, 2024, the Company issued a notice of redemption in connection with all of its issued and outstanding AHL PRC Shares. The redemption took place on January 1, 2025, to be paid on January 2, 2025, and was conducted pursuant to the terms of the certificate of designation, dated May 2, 2013, governing the AHL PRC Shares. Each holder of an AHL PRC Share received $25 per preference share, representing an aggregate amount of $275.0 million. Since the redemption date is also a dividend payment date, the redemption price does not include any declared and unpaid dividends.
13.    Earnings Per Ordinary Share
In December 2023, the Company filed a registration statement with the SEC relating to a proposed Initial Public Offering of our ordinary shares. As a result of that filing, and in accordance with the accounting guidance of ASC Topic 260, “Earnings Per Share”, the Company has presented the following disclosure on earnings per ordinary share. This disclosure was new for the fiscal year ended December 31, 2023.
Basic and diluted earnings per ordinary share are calculated by dividing net income available to holders of Aspen Insurance Holdings Limited’s ordinary shares by the weighted average number of ordinary shares outstanding. The following table presents the computation of basic and diluted earnings per ordinary share for the twelve months ended December 31, 2024, 2023 and 2022.

	Twelve Months Ended December 31,
	2024	2023	2022

	($ in millions, except share and per share amounts)
Net income	$486.1	$534.7	$51.1
Less: Preference share dividends	(54.9)	(49.9)	(44.6)
Net income available to Aspen Insurance Holdings Limited’s ordinary shareholders	$431.2	$484.8	$6.5

Basic and diluted weighted average ordinary shares outstanding	60,395,839	60,395,839	60,395,839

Basic and diluted earnings per ordinary share	$7.14	$8.03	$0.11
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

The company law of England and Wales prohibits Aspen UK, AMAL or AUL from declaring a dividend to its shareholders unless it has “profits available for distribution”. The determination of whether a company has profits available for distribution is based on its accumulated realized profits and other distributable reserves less its accumulated realized losses. While the U.K. insurance regulatory laws impose no statutory restrictions on a general insurer’s ability to declare a dividend, the rules of the Prudential Regulation Authority (the “PRA”) require each insurance company within its jurisdiction to maintain its solvency margin at all times. Accordingly, Aspen UK, AMAL and AUL may not pay a dividend if the payment of such dividend would result in their SCR coverage ratio falling below certain levels. In addition, any future changes regarding regulatory requirements, including those described above, may restrict the ability of Aspen UK, AMAL and AUL to pay dividends in the future. As at December 31, 2024, Aspen UK had an accumulated balance of retained losses of approximately $690 million and AUL had an accumulated balance of retained losses of approximately $31 million. Aspen UK held a capital contribution reserve of $879.9 million as at December 31, 2024 which, under certain circumstances, could be distributable.
Aspen Bermuda must comply with the provisions of the Companies Act and the Insurance Act regulating the payment of dividends and distributions. Aspen Bermuda may not in any financial year pay dividends which would exceed 25% of its total statutory capital and surplus, as shown on its statutory balance sheet in relation to the previous financial year, unless it files with the BMA a solvency affidavit at least seven days in advance of payment. As at December 31, 2024, 25% of Aspen Bermuda’s statutory capital and surplus amounted to $322.9 million. Aspen Bermuda must also obtain the prior approval of the BMA before reducing its total statutory capital as set out in its previous year’s financial statements by 15% or more.
Aspen Specialty and AAIC are subject to North Dakota and Texas law, respectively. Under such law, the maximum ordinary dividend which can be paid by insurance companies without prior regulatory approval is subject to statutory restrictions. Ordinary dividends may only be paid out of earned surplus as distinguished from contributed surplus. The maximum amount of ordinary dividend that can be paid without prior regulatory approval is the greater of 10% of a company’s surplus as of December 31 of the preceding year, or the amount of net income from the preceding fiscal year.
Actual and required statutory capital and surplus for the principal Operating Subsidiaries of the Company, excluding its Lloyd’s syndicate, as at December 31, 2024 and December 31, 2023 were estimated as follows:

	As at December 31, 2024
	U.S.	Bermuda	U.K.

	($ in millions)
Required statutory capital and surplus	$565.7	$579.3	$277.3
Actual statutory capital and surplus	$1,164.9	$1,761.3	$651.0

	As at December 31, 2023
	U.S.	Bermuda	U.K.

	($ in millions)
Required statutory capital and surplus	$488.9	$601.1	$257.2
Actual statutory capital and surplus	$1,063.1	$1,685.2	$734.7
As the sole corporate member of our Lloyd’s Syndicate, AUL was required to hold capital at Lloyd’s of $964.6 million as at December 31, 2024, adjusting funding to meet this level on an annual basis in the following Q2 and not holding less than 90% of this amount at any time. As at December 31, 2024, AUL had capital at Lloyd’s of $1,016.7 million of which $465.2 million was provided as Funds at Lloyd’s by Aspen Bermuda.
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

Table of Contents of Contents
15.    Dividends
In the twelve months ended December 31, 2024, the Company’s Board of Directors paid the following preference share dividends:

Calendar Quarter	Preference Share Category (1)			Quarterly Total	Declared	Paid
	5.950% PS	5.625% PS	5.625% DS
Q1 2024	$6,595,600	$3,516,000	$3,515,600	$13,627,200	03/01/24	04/01/24
Q2 2024	$6,669,300	$3,516,000	$3,515,600	$13,700,900	05/30/24	07/01/24
Q3 2024	$6,741,900	$3,516,000	$3,515,600	$13,773,500	08/30/24	10/01/24
Q4 2024	$6,815,600	$3,516,000	$3,515,600	$13,847,200	11/29/24	12/30/24
Total Paid	$26,822,400	$14,064,000	$14,062,400	$54,948,800
Per Share	$2.44	$1.41	$1,406.24
 ______________
(1)    5.950% Preference Shares (AHL PRC) — Fixed to Floating Rate Perpetual Non-Cumulative Preference Shares.
5.625% Preference Shares (AHL PRD) — Perpetual Non-Cumulative Preference Shares.
5.625% Preference Shares (AHL PRE) are represented by depositary shares, each representing a 1/1000th interest in a share of the 5.625% Preference Shares. The dividend paid per depositary share is likewise 1/1000th of the declared dividend, equivalent to $1.40624 per depositary share.
In the twelve months ended December 31, 2024, the Company paid an ordinary shares dividend of $3.23 per share totalling $195.0 million to Highlands Bermuda Holdco, Ltd., the holder of all the Company’s ordinary shares.
16.    Retirement Plans
The Company operates defined contribution retirement plans for the majority of its employees at varying rates of their salaries. Total contributions by the Company to the retirement plans were $16.9 million in the twelve months ended December 31, 2024 (2023 — $14.5 million, 2022 — $12.5 million).
17.    Share-Based Payments and Long-Term Incentive Plan
In 2019, the Company implemented a new long-term incentive scheme, under which annual awards are split equally between Performance Units and Exit Units. Performance units vest after two years subject to the Company achieving certain thresholds of operating income over a two year period. Exit Units vest upon change of control (sale or IPO) and achieving predetermined multiplies of invested capital return targets. Both Performance Units and Exit Units are cash-based awards.
During 2024, the Company amended the long-term incentive scheme, whereby the Exit Units were replaced by annual cash-based Retention Awards on a prospective basis. The Retention Awards vest over a twelve-month period subject to the recipient continuing to remain an employee of Aspen.
The Company’s total share-based compensation/long-term incentive plan expense for the twelve months ended December 31, 2024 was $14.6 million (December 31, 2023 — $5.5 million), which is related to a charge of $9.8 million (December 31, 2023 — $5.5 million) in relation to Performance Units and $4.8 million in relation to Retention Units. The income tax effect of this is not considered to be material. As at December 31, 2024, the Company had recorded a payable of $20.0 million (December 31, 2023 — $7.6 million) related to the long-term incentive plan, which is included within accrued expenses and other payables in the consolidated balance sheet.
Management Equity Plan
During 2023, selected senior employees were granted Management Equity Plan (“MEP”) stock options to acquire non-voting shares at a management equity vehicle affiliated with the Company at no cost to the employee. The stock options vest at the later of (a) certification of the attainment of the underlying operating income goal and (b) the exit or liquidity event, with vesting subject to an exit or liquidity event occurring, a two-year cumulative operating income hurdle being achieved over the cumulative two years ending December 31, 2024, and certain other contractual terms being achieved. The weighted average exercise price of the options is $0.001 and the total number of options granted was 10,000. All of the options were granted in 2023, none vested in 2023 or 2024. During 2024, 900 options were forfeited, leaving an outstanding balance as of December 31, 2024 totalling 9,100.

Table of Contents of Contents
As of December 31, 2024, no cost has been recognized in relation to the MEP awards as management has determined that it is improbable that the exit or liquidity event will occur. The fair value of the stock options was based on an estimate of the cumulative operating income for the two year period ended December 31, 2024, which included actual results for the year ended December 31, 2024, and an estimate of the exit value using market multiples. The total cost of MEP has been determined based on the estimated fair value as of the original grant date. In the event of an exit or liquidity event, and based upon the aforementioned performance conditions being met at a future date, the cost will be recognized. If management had determined that the performance conditions were probable of achievement as of December 31, 2024, the Company would have recognized an estimated $35.0 million of cumulative stock-based compensation expense as of that date and would have $Nil of unrecognized compensation expense. The fair value of these options as of December 31, 2024 totalled $41.3 million.
18.    Intangible Assets and Goodwill
Aspen’s intangible assets relate to trademarks and licenses to trade in the U.S. and U.K. For the twelve months ended December 31, 2024 and December 31, 2023, the Company had intangible assets and goodwill totaling $19.9 million and $21.7 million, respectively.
The “Aspen” trademark, valued at $1.1 million, $16.7 million of insurance licenses and $2.1 million of goodwill are considered to have an indefinite life and are tested annually for impairment or when events or changes in circumstances indicate that these assets might be impaired.
During the year ended December 31, 2024, the Company sold its investment in Digital Re for no consideration. As a result, the associated goodwill of $1.8 million was fully written off.
For the year ended December 31, 2024, the Company performed its annual qualitative assessment and determined that it was more likely than not that the remaining intangible assets and goodwill are not impaired.
19.    Operating Leases
As at December 31, 2024, the Company has recognized right-of-use operating lease assets of $53.5 million, net of impairment and operating lease liabilities of $75.6 million. Right-of-use operating lease assets comprise primarily of leased office real estate globally and other assets. For all office real estate leases, rent incentives, including reduced-rent and rent-free periods and contractually agreed rent increases during the lease term, have been included when determining the present value of future cash flows.
As part of the Company’s operating effectiveness and efficiency program, the Company has consolidated its office space. Where negotiations are either in advanced stages of discussion and it is probable that the sub-lease transactions will be completed, or the Company has agreed terms to sub-lease our office space, the Company has assessed the right-of-use lease assets for impairment. During the twelve months ended December 31, 2024, no impairment has been recognized on the right-of-use lease asset (2023 — $Nil).
The Company has no lease transactions between related parties.
Operating lease charge. The following table summarizes the operating lease charge for the twelve months ended December 31, 2024, 2023 and 2022:

	For the Twelve Months Ended
	December 31, 2024	December 31, 2023	December 31, 2022

	($ in millions)
Amortization charge on right-of-use operating leased assets	$9.9	$10.7	$10.1
Interest on operating lease liabilities	4.1	4.5	5.4
Operating lease charge	$14.0	$15.2	$15.5

Table of Contents of Contents
Lease Liabilities. The following table summarizes the maturity of lease liabilities under non-cancellable leases as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023

	($ in millions)
Operating leases — maturities
2024	$—	$15.4
2025	15.4	15.1
2026	14.6	14.3
2027	13.2	12.8
2028	13.0	12.7
2029	10.9	11.2
Later years	21.5	21.2
Total minimum lease payments	$88.6	$102.7
Less imputed interest	(13.0)	(16.6)
Total lease liabilities	$75.6	$86.1
Other lease information. The following table summarizes the cash flows on operating leases for the twelve months ended December 31, 2024, 2023 and 2022 and other supplemental information:

	For the Twelve Months Ended
	December 31, 2024	December 31, 2023	December 31, 2022

	($ in millions)
Cash paid for amounts included in the measurement of lease liabilities
- Operating cash outflow from operating leases	$(15.9)	$(15.5)	$(15.5)

Right-of-use assets obtained in exchange for lease obligations
- Operating leases	$2.1	$0.2	$1.9

Reduction to Right-of-use assets resulting from reductions to lease obligations
- Operating leases	$0.3	$0.1	$7.0

Weighted Averages
- Operating leases, remaining lease terms (years)	6.4	7.3	8.1
- Operating leases, average discount rate	5.1%	5.0%	5.0%
20.    Related Party Transactions
Apollo’s indirect subsidiary, Apollo Asset Management Europe PC LLP (“AAME”), serves as the investment manager for the Company and certain of the Company’s subsidiaries, and Apollo’s indirect subsidiary, Apollo Management Holdings, L.P. (“AMH”), provides the Company with management consulting services and advisory services. With effect from January 1, 2025, the rights and obligations of AAME were novated to an affiliate of AAME, Apollo Asset Management Europe LLP.
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
Under each of the IMAs, AAME will be paid an annual investment management fee (the “Management Fee”) which will be based on a cost-plus structure. The “cost” is comprised of the direct and indirect fees, costs, expenses and other liabilities arising in or otherwise connected with the services provided under the IMAs. The “plus” component will be a mark-up in an amount of up to 25% determined based on an applicable transfer pricing study. The Management Fee will be subject to certain maximum threshold levels, including an annual fee cap of 15 bps of the total amount of investable assets. Affiliated sub-advisors, including Apollo Management International LLP, will also earn additional fees for sub-advisory services rendered.
During the year ended December 31, 2024, the Company recognized IMA fees of $9.2 million (2023 — $9.4 million; 2022 — $4.9 million), of which $4.0 million (2023 — $2.1 million) remains payable to AAME at year end.
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
During the year ended December 31, 2024, the Company recognized Management Consulting fees of $5.0 million (2023 — $5.0 million; 2022 — $5.0 million), of which $1.3 million remains payable to AMH at year end (2023 — $1.2 million).
Related Party Investments
During the year, the Company bought or held the following securities or investments in Apollo:
As at December 31, 2024, the Company’s investment in Funds managed by Apollo had a fair value of $78.6 million (2023 — $39.8 million). During the twelve months ended December 31, 2024, the Company incurred income of $0.4 million (2023 — losses of $0.4 million; 2022 — income of $3.1 million) which is included in net investment income on the consolidated statement of operations and other comprehensive income. These investments are included in other investments on the consolidated balance sheet.
As at December 31, 2024, the Company’s investment in Notes issued by special purpose vehicles established and managed by subsidiaries of Apollo had a fair value of $66.6 million (2023 — $82.2 million). During the twelve months ended December 31, 2024, the Company recognized income of $5.5 million (2023 — income of $5.5 million; 2022 — losses of $0.4 million) which is included in the consolidated statement of operations and other comprehensive income. These investments are included in privately-held investments on the consolidated balance sheet.
As at December 31, 2024, the Company’s investments in Collateralized Loan Obligations issued by special purpose vehicles established and managed by subsidiaries of Apollo had a fair value of $88.9 million (2023 — $129.8 million). During the twelve months ended December 31, 2024, the Company recognized income on these investments of $11.3 million (2023 — income of $17.4 million; 2022 —$Nil) which is included in the consolidated statement of operations and other comprehensive income. Of these investments, $74.9 million are included in fixed income securities, trading, and $14.0 million are included in fixed income securities, available for sale on the consolidated balance sheet.
As at December 31, 2024, the Company’s investments in Middle Market Loans originated and managed by a subsidiary of Apollo had a fair value of $7.0 million (2023 — $45.1 million). During the twelve months ended December 31, 2024, the Company recognized income of $0.5 million (2023 — income of $5.8 million; 2022 — $Nil) which is included in the consolidated statement of operations and other comprehensive income. The Middle Market Loans are included in privately-held investments on the consolidated balance sheet.
Other Payables to Related Parties
As at year end December 31, 2024, the Company had an intercompany payable balance of $1.2 million (2023 — $1.2 million), due to its parent, Highlands Bermuda Holdco, Ltd.
21.    Commitments and Contingent Liabilities
(a)Restricted assets
The Company’s subsidiaries are obliged by the terms of its contractual obligations to U.S. policyholders and by obligations to certain regulatory authorities to facilitate issue of letters of credit or maintain certain balances in trust funds for the benefit of policyholders.

The following table details the forms and values of the Company’s material restricted assets as at December 31, 2024 and 2023:

	As at December 31, 2024	As at December 31, 2023

	($ in millions, except for percentages)
Regulatory trusts and deposits:
Affiliated transactions	$433.4	$660.8
Third party	2,713.5	2,714.4
Letters of credit / guarantees (1)	153.2	172.0
Total restricted assets (excluding illiquid assets)	$3,300.1	$3,547.2
Other investments — illiquid assets	267.2	209.3
Total restricted assets and illiquid assets	$3,567.3	$3,756.5

Total as percentage of cash and invested assets (2)	46.4%	50.2%
_____________
(1)    As at December 31, 2024, the Company had pledged funds of $153.2 million (December 31, 2023 — $172.0 million) as collateral for the secured letters of credit.
(2)    Investable assets comprise total investments, cash and cash equivalents, accrued interest, receivables for securities sold and payables for securities purchased.
Investment Funds. We invest in investment funds which, as is typical for this type of investment, have lock-up periods. A lock-up period is the initial amount of time an investor is contractually required to remain invested before having the ability to redeem. As at December 31, 2024, the lock-up periods across these funds range from one quarter to several years. Thereafter these funds could also be redeemed on a pro-rata basis depending on the liquidity position of the fund. There are no assurances as to when the Company may be able to withdraw, in whole or in part, its redemption request from the fund.
Letters of Credit. The Company’s current arrangements with our bankers for the issue of letters of credit require us to provide collateral in the form of cash and investments for the full amount of all secured and undrawn letters of credit that are outstanding. We monitor the proportion of our otherwise liquid assets that are committed to trust funds or to the collateralization of letters of credit. As at December 31, 2024 and 2023, these funds amounted to approximately 46.4% of the $7.7 billion and approximately 50.2% of the $7.5 billion of investable assets held by the Company, respectively. We do not consider that this unduly restricts our liquidity at this time. For more information on our credit facilities and long-term debt arrangements, refer to Note 24, “Credit Facilities and Long-term Debt” of these consolidated financial statements.
Funds at Lloyd’s. AUL operates at Lloyd’s as the corporate member for Syndicate 4711. AUL also participates in underwriting activities of Carbon Syndicate 4747. Lloyd’s determines required regulatory capital by considering the underwriting activities that AUL participates in. Such capital, called Funds at Lloyd’s, consists of investable assets as at December 31, 2024 in the amount of $471.9 million (2023 — $517.4 million).
The amounts provided as Funds at Lloyd’s will be drawn upon and become a liability of the Company in the event of Syndicate 4711 declaring a loss at a level that cannot be funded from other resources, or if Syndicate 4711 requires funds to cover a short-term liquidity gap. The amount which the Company provides as Funds at Lloyd’s is not available for distribution to the Company for the payment of dividends. Aspen Managing Agency Limited, the managing agent to Syndicate 4711, is also required by Lloyd’s to maintain a minimum level of capital which as at December 31, 2024 was £0.4 million (December 31, 2023 — £0.5 million). This is not available for distribution by the Company for the payment of dividends.
U.S. Reinsurance Trust Fund. For its U.S. reinsurance activities, Aspen UK has established and must retain a multi-beneficiary U.S. trust fund for the benefit of its U.S. cedants so that they may take financial statement credit without the need to post cedant-specific security. The minimum trust fund amount is $20.0 million plus an amount equal to 100% of Aspen UK’s U.S. reinsurance liabilities, which were $648.8 million as at December 31, 2024 and $823.5 million as at December 31, 2023. As at December 31, 2024, the balance (including applicable letter of credit facilities) held in the trust was $1,001.5 million (2023 — $1,016.9 million).
Aspen Bermuda has also established and must retain a multi-beneficiary U.S. trust fund for the benefit of its U.S. cedants so that they may take financial statement credit without the need to post cedant-specific security. The minimum trust fund amount is $20.0 million plus an amount equal to 100% of Aspen Bermuda’s liabilities to its U.S. cedants which was $182.3 million and $320.6 million as at December 31, 2024 and 2023, respectively. As at December 31, 2024, the balance held in the U.S. trust fund and other Aspen Bermuda trusts was $334.0 million (2023 — $394.7 million).

U.S. Surplus Lines Trust Fund. Aspen UK and Syndicate 4711 have also established a U.S. surplus lines trust fund with a U.S. bank to secure liabilities under U.S. surplus lines policies. The balance held in trust as at December 31, 2024 was $150.2 million (2023 — $126.6 million).
U.S. Regulatory Deposits. As at December 31, 2024, Aspen Specialty had a total of $6.9 million (2023 — $6.8 million) on deposit with six U.S. states in order to satisfy state regulations for writing business in those states. AAIC had a further $6.5 million (2023 — $6.4 million) on deposit with twelve U.S. states.
Canadian Trust Fund. Aspen UK has established a Canadian trust fund with a Canadian bank to secure a Canadian insurance license. As at December 31, 2024, the balance held in trust was CAD$219.8 million ($162.7 million) (2023 — CAD$228.4 million).
Australian Trust Fund. Aspen UK has established an Australian trust fund with an Australian bank to secure policyholder liabilities and as a condition for maintaining an Australian insurance license. As at December 31, 2024, the balance held in trust was AUD$78.1 million ($54.1 million) (2023 — AUD$131.0 million).
Swiss Trust Fund. Aspen UK has established a Swiss trust fund with a Swiss bank to secure policyholder liabilities and as a condition for maintaining a Swiss insurance license. As at December 31, 2024, the balance held in trust was CHF4.8 million ($5.7 million) (2023 — CHF9.9 million).
Singapore Fund. Aspen UK and Aspen Bermuda have established segregated Singaporean bank accounts to secure policyholder liabilities and as a condition for maintaining a Singaporean insurance license and meet local solvency requirements. As at December 31, 2024, the total balance in the accounts was SGD$201.7 million ($157.3 million) (2023 — SGD$192.1 million).
(b)Contingent liabilities
In common with the rest of the insurance and reinsurance industry, the Company is also subject to litigation and arbitration in the ordinary course of business. The Company’s Operating Subsidiaries are regularly engaged in the investigation, conduct and defense of disputes, or potential disputes, resulting from questions of insurance or reinsurance coverage or claims activities. Pursuant to insurance and reinsurance arrangements, many of these disputes are resolved by arbitration or other forms of alternative dispute resolution. Such legal proceedings are considered in connection with estimating the Company’s Reserve for Losses and Loss Adjustment Expenses, as provided on the Company’s consolidated balance sheet.
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
As at December 31, 2024, based on available information the probability of the ultimate resolution of pending or threatened litigation or arbitrations having a material effect on the Company’s financial condition, results of operations or liquidity is remote.
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
Reinsurance recoverables
At December 31, 2024, the total amount recoverable by the Company from reinsurers was $4,172.0 million (December 31, 2023 — $4,577.8 million). Of the Company’s reinsurance recoverable balance at December 31, 2024, 55.9% is collateralized by our reinsurers, 44.0% is recoverable from reinsurers rated A- or higher by major rating agencies and 0.1% is recoverable from reinsurers rated lower than A- by major rating agencies (December 31, 2023 — 56.8%, 42.9% and 0.3%, respectively). As at December 31, 2024, the Company’s largest uncollateralized exposures to individual reinsurers represent 15.4% (December 31, 2023 —15.9%), 11.5% (December 31, 2023 — 11.1%), and 8.8% (December 31, 2023 — 9.2%) of the uncollateralized reinsurance recoverables.

Under the current expected credit loss model (“CECL”), the Company recognized a provision against reinsurance recoverables of $27.5 million as at December 31, 2024 (December 31, 2023 — $3.7 million). For the twelve months ended December 31, 2024, there was a $23.8 million increase in the CECL allowance on reinsurance recoverables.
Underwriting premium receivables
The total underwriting premium receivable by the Company as at December 31, 2024 was $1,617.0 million (2023 — $1,435.3 million). As at December 31, 2024, $111.1 million of the total underwriting premium receivable balance has been due for settlement for more than one year. The Company assesses the recoverability of premium receivables through a review of policies and the concentration of receivables by broker. The Company has recognized an allowance for credit losses of $24.6 million as at December 31, 2024 (December 31, 2023 — $21.0 million) on underwriting premium receivables.
Investments and cash and cash equivalents
The Company’s investment policies include specific provisions that limit the allowable holdings of a single issue and issuer. As at December 31, 2024, there were no investments in any single issuer, other than the U.S. government and the Canadian government in excess of 2% of the aggregate investment portfolio.
23.    Reclassifications from Accumulated Other Comprehensive Income
The following table sets out the components of the Company’s Accumulated Other Comprehensive Income (“AOCI”) that are reclassified into the consolidated statement of operations for the twelve months ended December 31, 2024, 2023 and 2022:

	Amount Reclassified from AOCI
Details about the AOCI Components	Twelve Months Ended December 31, 2024	Twelve Months Ended December 31, 2023	Twelve Months Ended December 31, 2022	Affected Line Item in the Consolidated Statement of Operations

	($ in millions)
Available for sale:
Realized (gains) on sale of securities	$(3.2)	$(2.2)	$(3.9)	Realized and unrealized investment gains
Realized losses on sale of securities	62.6	42.4	58.9	Realized and unrealized investment losses
	59.4	40.2	55.0	Income from operations before income tax
Tax on net realized losses of securities	(11.5)	(6.6)	—	Income tax (expense)/benefit
	$47.9	$33.6	$55.0	Net income
Realized derivatives:
Net realized losses/(gains) on settled derivatives	$0.9	$(8.1)	$15.4	General, administrative and corporate expenses
Tax on settled derivatives	(0.2)	—	—	Income tax (expense)/benefit
	$0.7	$(8.1)	$15.4	Net income
Total reclassifications from AOCI to the statement of operations, net of income tax	$48.6	$25.5	$70.4	Net income
24.    Credit Facilities and Long-term Debt
In the normal course of its operations, the Company enters into agreements with financial institutions to obtain financing through secured and unsecured credit facilities. As at December 31, 2024, the Company had utilized or drawn on approximately $1.7 billion of capital under these facilities, with additional unutilized capacity available, notably approximately $774 million from the Credit Agreement (defined below) and our FHLBB (defined below) line of credit, with the significant facilities as follows:

Credit Facilities
On December 1, 2021, Aspen Holdings and certain of its direct or indirect subsidiaries (collectively, the “Borrowers”) entered into a Third Amended and Restated Credit Agreement, as further amended from time to time (the “Credit Agreement”) with various lenders and Barclays Bank plc, as administrative agent, which amends and restates the Amended and Restated Credit Agreement, dated as of June 12, 2013 and the Second Amended and Restated Credit Agreement, dated as of March 27, 2017, among Aspen Holdings, certain subsidiaries thereof, various lenders and Barclays Bank plc, as administrative agent. The Credit Agreement will be used by the Borrowers to finance the working capital needs of the Aspen Holdings and its subsidiaries, for letters of credit in connection with the insurance and reinsurance businesses of the Company and its subsidiaries and borrowings for other general corporate purposes. Initial availability under the Credit Agreement was $300.0 million and the Company has the right to request (subject to the terms and conditions of the Credit Agreement) an increase to the credit facility by up to $100.0 million. The Credit Agreement will expire on December 1, 2026.
As at December 31, 2024, there were no borrowings outstanding under the Credit Agreement. The fees and interest rates on the loans and the fees on the letters of credit payable by the Borrowers under the Credit Agreement are based upon the credit ratings for the Company’s long-term unsecured senior, non-credit enhanced debt rating of the Company, as determined by S&P and Moody’s. In addition, the fees for a letter of credit vary based upon whether the applicable Borrower has provided collateral (in the form of cash or qualifying debt securities) to secure its reimbursement obligations with respect to such letter of credit.
Under the Credit Agreement, the Company must not permit (a) consolidated tangible net worth as at the last day of each fiscal quarter of the Company to be less than the sum of (i) $2,019.6 million, (ii) 25% of consolidated net income during the period from January 1, 2021 to and including such last day of such fiscal quarter (if positive) and (iii) 25% of the aggregate net cash proceeds of all issuances by the Company of shares of its capital stock during the period from January 1, 2021 to and including such last day of such fiscal quarter, but excluding (x) any amount included in the Company’s accumulated other comprehensive income or loss related to unrealized gains or losses on available for sale securities and (y) during the period from January 1, 2022, any amount included in net unrealized investment gains or losses, related to unrealized gains or losses on trading securities, (b) the ratio of its total consolidated debt to the sum of such debt plus our consolidated tangible net worth to exceed 35% as at the last day of any fiscal quarter of the Company or (c) any material insurance subsidiary to have a financial strength rating of less than “B++” from A.M. Best. The Credit Agreement contains other customary affirmative and negative covenants, including (subject to various exceptions) restrictions on the ability of the Company and its subsidiaries to incur indebtedness, create or permit liens on their assets, engage in mergers or consolidations, dispose of assets, pay dividends or other distributions, purchase or redeem the Company’s equity securities, make investments and enter into transactions with affiliates. In addition, the Credit Agreement has customary events of default, including (subject to certain materiality thresholds and grace periods) payment default, failure to comply with covenants, material inaccuracy of representation or warranty, bankruptcy or insolvency proceedings, change of control and cross-default to other debt agreements.
Other Credit Facilities.
(i)    On February 7, 2019, Aspen European Holdings Limited (“Aspen European”) and Aspen Holdings (acting as guarantor of Aspen European) entered into a letter of credit facility for the purpose of obtaining a letter of credit in favor of Aspen UK for a sum not to exceed $100.0 million to provide approved regulatory capital for Aspen UK. A letter of credit was issued in favor of Aspen UK for a sum of $100.0 million. This facility was amended and restated with effect from February 7, 2023, pursuant to which the $100.0 million letter of credit was extended to February 11, 2027.
(ii)    On October 31, 2024 AUL and Aspen Holdings (acting as guarantor of AUL), effected an amendment to a letter of credit facility agreement for the account of AUL, pursuant to which a syndicate of lenders issued several letters of credit in an aggregate amount of $430.0 million, for the benefit of Lloyd’s, to support AUL’s Funds at Lloyd’s requirements in connection with the 2025 year of account at Lloyd’s. This further amended the letter of credit facility agreement, dated November 3, 2020, entered into between AUL, Aspen Holdings (acting as guarantor of AUL) and various lenders, for the account of AUL, pursuant to which a lender provided a maximum aggregate amount of $235.0 million, to support AUL’s Funds at Lloyd’s requirements in connection with the 2021 year of account at Lloyd’s, as amended on May 7, 2021, November 1, 2021, May 6, 2022, October 27, 2022, October 24, 2023 and April 29, 2024 in connection with the 2021, 2022 and 2023 underwriting years of account at Lloyd’s, as applicable.
(iii)    On October 31, 2024, AUL and Aspen Holdings (acting as guarantor of AUL) amended a Funds at Lloyd’s Facility Agreement dated November 25, 2020, as amended on December 2, 2021, December 1, 2022, and as further amended on November 29, 2023, for the account of AUL. This facility provides that a maximum aggregate amount of up to £60.0 million of acceptable securities may be deposited with, and for the benefit of, Lloyd’s on behalf of AUL to support AUL’s Funds at Lloyd’s requirements in connection with the 2025 year of account at Lloyd’s.

(iv)    On October 31, 2024, AUL and Aspen Holdings (acting as guarantor of AUL) entered into a Funds at Lloyd’s Facility, for the account of AUL. This facility provides that a maximum aggregate amount of up to £25.0 million of acceptable securities may be deposited with, and for the benefit of, Lloyd’s on behalf of AUL to support AUL’s Funds at Lloyd’s requirements in connection with the 2025 year of account at Lloyd’s.
(v)    On April 1, 2021, the Company’s subsidiaries, AAIC and Aspen Specialty, each established a secured line of credit at Federal Home Loan Bank of Boston (“FHLBB”). Advances may be used to support general corporate purposes. The maximum amount available under these facilities will vary based on the borrower’s net admitted assets or reserve assets (total invested assets) and the lender’s underwriting criteria. Aspen Specialty’s maximum borrowing capacity available from FHLBB upon initial application is 15% of net admitted assets or approximately $262 million, and is subject to North Dakota approval. Under Texas state insurance law, without the prior consent of the Texas Department of Insurance, the amount of assets AAIC may pledge to secure debt obligations is limited to 10% of its reserve assets, resulting in a maximum borrowing capacity for AAIC under its FHLBB facility of approximately $212 million. Neither AAIC nor Aspen Specialty expects to draw on these facilities in the near future.
(vi)    On November 5, 2024, Aspen Holdings effected an amendment to a letter of credit facility dated November 5, 2021 to extend the term for another 3 years. The letter of credit issued under this facility is the for the benefit of Aspen Bermuda, as beneficiary, and has been applied towards the eligible capital of Aspen Bermuda, and classified as ancillary Tier 3 capital of such entity, in accordance with applicable Bermuda laws and regulations. The total commitment under the facility is $100.0 million. A letter of credit in the full amount of the available commitment has been issued to Aspen Holdings under this facility.
(vii)    On December 29, 2021, Aspen Holdings entered into a committed letter of credit facility agreement. The letter of credit issued under this facility is for the benefit of Aspen Bermuda, as beneficiary, and has been applied towards the eligible capital of Aspen Bermuda, and classified as ancillary Tier 3 capital of such entity, in accordance with applicable Bermuda laws and regulations. The total commitment under the facility is $75.0 million. A letter of credit in the full amount of the available commitment has been issued to Aspen Holdings under this facility. In December 2024, the term of the letter of credit was extended for another 3 years.
(viii)    On November 15, and 20, 2023, Aspen Bermuda and Aspen UK each signed a Global Master Repurchase Agreement with two selected banks to enable bilateral repurchase agreement to be entered, with cash and US Government Bonds as eligible collateral for the margin transfer. Advances may be used to support general corporate purposes. As of December 31, 2024, no active repurchase agreement has been entered with either of the banks.
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
At December 31, 2024, no conditions of default existed under these facilities.
Debt Facilities
On July 26, 2023, the Company entered into a $300.0 million term loan facility, as amended from time to time, at a borrowing rate of Term Secured Overnight Financing Rate (“SOFR”) plus an applicable margin, which will adjust depending on the form of the loan and long-term debt rating of Aspen Holdings, as determined by specified rating issuers from time to time. The Company drew down on the term loan on November 9, 2023 due November 9, 2026 (the “2026 Term Loan”) and the proceeds were used to settle the 2023 Senior Notes. Subject to applicable law, the 2026 Term Loan will be the senior unsecured obligations of Aspen Holdings and will rank equally in right of payment with all of our other senior unsecured indebtedness from time to time outstanding. The Company has recorded the long-term debt at amortized cost in the consolidated balance sheet. Interest incurred on the long-term debt is included within interest expense in the consolidated statement of operations. The interest expense for the twelve months ended December 31, 2024 was $20.5 million (December 31, 2023 — $3.0 million).
The following table summarizes our contractual obligations under long-term debt as at December 31, 2024.

	Payments Due By Period
Contractual Basis	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

	($ in millions)
Long-term Debt Obligations	$—	$300.0	$—	$—	$300.0

25.    Allowance for Expected Credit Losses
The following tables summarize the Company’s allowance for expected credit losses for the twelve months ended December 31, 2024 and December 31, 2023 in available for sale investments, reinsurance recoverables and receivables:

Available for Sale Investments	December 31,
	2024	2023

	($ in millions)
Balance at the beginning of the period	$2.9	$7.7
Additions to the allowance for credit losses on securities for which credit losses were not previously recognized	0.3	0.3
Decreases to the allowance for credit losses on securities that had an allowance in the prior period	(0.9)	(3.6)
Reductions to the allowance for securities sold	(1.3)	(1.5)
Balance at the end of the period	$1.0	$2.9

	December 31, 2024		December 31, 2023
	Reinsurance Recoverables	Receivables	Reinsurance Recoverables	Receivables

	($ in millions)		($ in millions)
Balance at the beginning of the year	$3.7	$21.0	$3.7	$25.0
Movement in the year	23.8	3.6	—	(4.0)
Balance at the end of the year	$27.5	$24.6	$3.7	$21.0
26.    Subsequent Events
On February 28, 2025, the Company’s Board of Directors declared the following dividends:

	Dividend	Payable on:	Record Date:
5.625% Preference Shares (AHL PRD)	$0.3516	April 1, 2025	March 15, 2025
5.625% Preference Shares, represented by depositary shares (AHL PRE)(1)	$351.56	April 1, 2025	March 15, 2025
7.000% Preference Shares, represented by depositary shares (AHL PRF) (2)	$612.50	April 1, 2025	March 31, 2025
 ______________
(1)    The 5.625% Preference Shares are represented by depositary shares, each representing a 1/1000th interest in a share of the 5.625% Preference Shares. The dividend paid per depositary share is likewise 1/1000th of the declared dividend, equivalent to $0.3516 per depositary share.
(2)    The 7.000% Preference Shares are represented by depositary shares, each representing a 1/1000th interest in a share of the 7.000% Preference Shares. The dividend paid per depositary share is likewise 1/1000th of the declared dividend, equivalent to $0.6125 per depositary share.
Preference Shares Redemption. On November 29, 2024, the Company issued a notice of redemption in connection with all of its issued and outstanding 5.950% Fixed-to-Floating Perpetual Non-Cumulative Preference Shares (the “AHL PRC Shares”) (NYSE: AHLPRC). The redemption took place on January 1, 2025, to be paid on January 2, 2025, and was conducted pursuant to the terms of the certificate of designation, dated May 2, 2013, governing the AHL PRC Shares. Each holder of an AHL PRC Share received $25 per preference share, representing an aggregate amount of $275.0 million. Since the redemption date is also a dividend payment date, the redemption price does not include any declared and unpaid dividend.
California Wildfires. The California Wildfires, commencing in January 2025, have led to a range of publicly available industry insured loss estimates in the range of $35 to $45 billion. Based solely on the Company’s modeled loss projections, industry loss estimates and exposure analysis as of the date of this report, the Company’s preliminary assessment of pre-tax losses associated with the California Wildfires is expected to be between $50 and $75 million, net of outwards reinsurance and reinstatement premiums. The Company’s actual losses from the California Wildfires may differ materially from this preliminary estimate due to limitations in one or more of the models and because, as a recent large catastrophe event, this preliminary estimate is not based on actual terms and conditions of individual treaties and policies expected to be impacted, future loss information expected to follow from clients and brokers, further market intelligence, or any loss reports. The final settlement of claims associated with the California Wildfires is likely to take place over a considerable period of time.

#ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE I - CONSOLIDATED SUMMARY OF INVESTMENTS
OTHER THAN INVESTMENTS IN RELATED PARTIES
For the Twelve Months Ended December 31, 2024
($ in millions)

Type of investment	Amortized Cost or Cost	Fair Value	Amount at which shown in the Balance Sheet
Fixed income securities
U.S. government	$1,767.7	$1,741.9	$1,741.9
U.S. agency	7.5	7.2	7.2
Municipal	85.8	83.9	83.9
Corporate	2,200.8	2,137.5	2,137.5
High Yield Loans	101.7	102.4	102.4
Non-U.S. government-backed corporate	135.7	134.1	134.1
Non-U.S. government	272.6	271.2	271.2
Asset-backed (1)	767.7	770.8	859.7
Agency commercial mortgage-backed	5.0	4.4	4.4
Agency residential mortgage-backed	635.0	549.8	549.8
Total fixed income securities	$5,979.5	$5,803.2	$5,892.1
Short term investments	$262.9	$262.9	$262.9
Catastrophe bonds	$1.0	$1.0	$1.0
Privately held investments (2)	$312.0	$237.4	$311.0
Investments, equity method		$7.3	$7.3
Other investments at fair value (3)		$188.6	$267.2
Total investments		$6,589.3	$6,741.5
_________________
(1)     Fixed income securities, asset-backed excludes related party investments totaling fair value of $88.9 million.
(2)    Privately-held investments excludes related party investments totaling $73.6 million.
(3)    Other investments excludes related party investments of $78.6 million in Funds managed by Apollo.

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
BALANCE SHEETS
As at December 31, 2024 and 2023

	As at December 31, 2024	As at December 31, 2023

	($ in millions)
ASSETS
Fixed income securities (trading)	$44.3	$43.2
Cash and cash equivalents	43.5	43.5
Investments in subsidiaries (1)	3,361.3	3,284.2
Intercompany funds due from affiliates	20.6	4.3
Right-of-use operating lease assets	1.0	1.5
Other receivables	275.0	—
Other assets	44.7	5.6
Total assets	$3,790.4	$3,382.3
LIABILITIES
Accrued expenses and other payables	$20.7	$27.8
Intercompany funds due to affiliates	96.9	144.7
Long-term debt	300.0	300.0
Operating lease liabilities	0.9	1.3
Total liabilities	$418.5	$473.8

SHAREHOLDERS’ EQUITY
Ordinary shares	$0.6	$0.6
Preference shares	970.5	753.5
Additional paid in capital	761.2	761.2
Retained earnings	2,029.7	1,793.5
Accumulated other comprehensive income, net of taxes:
Unrealized (loss) on investments	(198.2)	(227.6)
(Loss) on derivatives	(5.3)	(0.2)
Cumulative (losses) on foreign currency translation adjustments	(186.6)	(172.5)
Total accumulated other comprehensive (loss)	(390.1)	(400.3)
Total shareholders’ equity	3,371.9	2,908.5
Total liabilities and shareholders’ equity	$3,790.4	$3,382.3
____________________
(1)    The Company’s investment in subsidiaries is accounted for under the equity method and adjustments to the carrying value of these investments are made based on the Company’s share of capital, including share of income and expenses. Changes in the value were recognized in “equity in net earnings of subsidiaries and other investments, equity method” in the statement of operations.

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE II  - CONDENSED FINANCIAL INFORMATION OF REGISTRANT (CONTINUED)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
For the Twelve Months Ended December 31, 2024, 2023 and 2022

	Twelve Months Ended December 31, 2024	Twelve Months Ended December 31, 2023	Twelve Months Ended December 31, 2022

	($ in millions)
Operating Activities:
Equity in net earnings of subsidiaries and other investments, equity method	$108.9	$304.7	$14.2
Dividend income	511.4	364.4	121.7
Net realized and unrealized investment gains/(losses)	0.5	1.1	(4.0)
Other income	4.3	3.2	1.0
Total revenues	$625.1	$673.4	$132.9
Expenses:
General, administrative and corporate expenses	$(109.5)	$(121.3)	$(62.7)
Interest expense	(21.1)	(15.6)	(14.3)
Other expense	(3.9)	(1.8)	(4.8)
Income from operations before income taxes	490.6	534.7	51.1
Income tax expense	(4.5)	—	—
Net income	$486.1	$534.7	$51.1

Other comprehensive income/(loss), net of taxes:
Change in unrealized gains/(losses) on investments	$29.4	$105.6	$(367.8)
Net change from current period hedged transactions	(5.1)	(14.0)	15.4
Change in foreign currency translation adjustment	(14.1)	14.4	(30.9)
Other comprehensive income/(loss), net of tax	10.2	106.0	(383.3)
Comprehensive Income /(loss)	$496.3	$640.7	$(332.2)

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE II  - CONDENSED FINANCIAL INFORMATION OF REGISTRANT (CONTINUED)
STATEMENTS OF CASH FLOWS
For the Twelve Months Ended December 31, 2024, 2023 and 2022

	Twelve Months Ended December 31, 2024	Twelve Months Ended December 31, 2023	Twelve Months Ended December 31, 2022

	($ in millions)
Cash flows from operating activities:
Net income (excluding equity in net earnings of subsidiaries)	$377.2	$230.0	$36.9
Adjustments:
Realized and unrealized investment (gains)/losses	(0.4)	(14.8)	19.7
Loss/(gain) on derivative contracts	—	14.0	(15.4)
Depreciation and amortization	0.7	0.5	0.5
Interest on operating lease liabilities	0.1	0.1	0.1
Change in other assets	(39.0)	0.3	2.1
Change in accrued expenses and other payables	(7.1)	5.5	(3.2)
Change in intercompany activities	(64.1)	(38.4)	41.1
Change in operating lease liabilities	(0.5)	(0.5)	(0.6)
Net cash provided by operating activities	$266.9	$196.7	$81.2

Cash flows from investing activities:
(Purchases) of fixed income securities, trading	$(11.3)	$(8.1)	$(10.0)
Proceeds from sales and maturities of fixed securities, trading	10.3	6.4	7.8
Investment in subsidiaries	42.0	(105.7)	5.0
Net cash provided by/(used in) investing activities	$41.0	$(107.4)	$2.8

Cash flows from financing activities:
Repayment of short-term debt	$—	$(300.0)	$—
Proceeds from term loan facility	—	300.0	—
Redemption of preference shares	(275.0)	—	—
Preference share issuance	217.0	—	—
Dividends paid on ordinary shares	(195.0)	(40.3)	(40.0)
Dividends paid on preference shares	(54.9)	(49.9)	(44.6)
Net cash (used in) financing activities	$(307.9)	$(90.2)	$(84.6)

(Decrease) in cash and cash equivalents	—	(0.9)	(0.6)
Cash and cash equivalents — beginning of period	43.5	44.4	45.0
Cash and cash equivalents — end of period	$43.5	$43.5	$44.4

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE III - SUPPLEMENTARY INSURANCE INFORMATION
For the Twelve Months Ended December 31, 2024, 2023 and 2022
Supplementary Information
($ in millions)

Year Ended December 31, 2024	Deferred Policy Acquisition Costs	Net Reserves for Losses and LAE	Net Reserves for Unearned Premiums	Net Earned Premiums	Net Investment Income	Losses and LAE Expenses	Policy Acquisition Expenses	Net Written Premiums	General and Administrative Expenses
Reinsurance	$248.2	$1,691.5	$580.0	$1,305.7		$741.3	$227.0	$1,275.7	$141.7
Insurance	73.9	2,259.1	1,164.1	1,584.0		976.5	193.2	1,666.9	264.2
Total	$322.1	$3,950.6	$1,744.1	$2,889.7	$318.0	$1,717.8	$420.2	$2,942.6	$405.9

Year Ended December 31, 2023	Deferred Policy Acquisition Costs	Net Reserves for Losses and LAE	Net Reserves for Unearned Premiums	Net Earned Premiums	Net Investment Income	Losses and LAE Expenses	Policy Acquisition Expenses	Net Written Premiums	General and Administrative Expenses
Reinsurance	$201.5	$1,373.1	$644.5	$1,154.5		$611.1	$208.6	$1,098.0	$120.6
Insurance	94.7	1,859.7	1,048.3	1,460.0		941.9	171.6	1,483.9	233.9
Total	$296.2	$3,232.8	$1,692.8	$2,614.5	$275.7	$1,553.0	$380.2	$2,581.9	$354.5

Year Ended December 31, 2022	Deferred Policy Acquisition Costs	Net Reserves for Losses and LAE	Net Reserves for Unearned Premiums	Net Earned Premiums	Net Investment Income	Losses and LAE Expenses	Policy Acquisition Expenses	Net Written Premiums	General and Administrative Expenses
Reinsurance	$227.2	$1,360.7	$862.4	$1,251.8		$770.3	$252.4	$1,426.4	$142.5
Insurance	91.8	1,452.5	857.8	1,436.9		909.7	179.4	1,469.6	244.0
Total	$319.0	$2,813.2	$1,720.2	$2,688.7	$188.1	$1,680.0	$431.8	$2,896.0	$386.5

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE IV - REINSURANCE
For the Twelve Months Ended December 31, 2024, 2023 and 2022
Premiums Written

	Direct	Assumed	Ceded	Net Amount

	($ in millions)
2024	$2,723.5	$1,885.8	$(1,666.7)	$2,942.6
2023	$2,446.6	$1,521.0	$(1,385.7)	$2,581.9
2022	$2,531.7	$1,807.0	$(1,442.7)	$2,896.0

Premiums Earned

	Gross Amount	Assumed From Other Companies	Ceded to Other Companies	Net Amount	Percentage of Amount Assumed to Net Amount

	($ in millions, except for percentages)
2024	$2,565.7	$1,822.1	$(1,498.1)	$2,889.7	63.1%
2023	$2,444.8	$1,562.0	$(1,392.3)	$2,614.5	59.7%
2022	$2,370.8	$1,617.2	$(1,299.3)	$2,688.7	60.1%

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE V - VALUATION AND QUALIFYING ACCOUNTS
For the Twelve Months Ended December 31, 2024, 2023 and 2022
The following table shows the movement in the Company’s valuation and qualifying accounts during the twelve months ended December 31, 2024, 2023 and 2022:

	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Year

	($ in millions)
2024
Premiums receivable from underwriting activities	$21.0	$3.6	$—	$—	$24.6
Reinsurance	$—	$27.5	$—	$—	$27.5
2023
Premiums receivable from underwriting activities	$25.0	$(4.0)	$—	$—	$21.0
Reinsurance	$—	$—	$—	$—	$—
2022
Premiums receivable from underwriting activities	$30.2	$(5.2)	$—	$—	$25.0
Reinsurance	$—	$—	$—	$—	$—

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Aspen Insurance Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Aspen Insurance Holdings Limited (the Company) as of December 31, 2024, the related consolidated statement of operations and other comprehensive income (loss), consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows for the year ended December 31, 2024, and the related notes and financial statement schedules I to V (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
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
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion. .
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Incurred but not Reported Reserve Estimates, Gross and Net of Reinsurance
Description of the Matter
At December 31, 2024, the Company’s reserves for losses and loss adjustment expenses, net of reinsurance, was $3,950.6 million, of which a significant proportion is incurred but not reported reserves (‘IBNR’). As described in Notes 2(b) and 10 of the consolidated financial statements, losses and loss adjustment expenses represents management’s estimate of the ultimate costs of all reported and unreported losses incurred through the balance sheet date. There is significant uncertainty inherent in estimating the IBNR, gross and net of reinsurance. In particular, management’s estimate is sensitive to the actuarial methods selected and the significant assumptions applied, including the impact of catastrophe events and other large losses, reinsurance assumptions incorporated into net loss ratios, expected trends in claims severity and frequency, and expected duration of the respective claim’s development period.

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
Valuation of Privately–Held Investments
Description of the Matter
At December 31, 2024, the fair value of the Company’s privately-held investments totaled $286.8 million. The fair values are based on discounted cash flow models as discussed in Note 6 to the consolidated financial statements. The discount and dividend or interest rates used by management in the cash flow models are significant unobservable inputs, which create greater subjectivity when determining the fair value of these investments.

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

/s/ Ernst & Young Ltd.
We have served as the Company's auditor since 2024.
Hamilton, Bermuda
March 19, 2025

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

/s/ Ernst & Young LLP
We served as the Company's auditor from 2022 to 2024.
London, United Kingdom
April 1, 2024

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

1.2
Certificate of Deposit of Memorandum of Increase of Share Capital, dated April 9, 2024 (incorporated herein by reference to exhibit 3.3 of the Company’s 2024 Registration Statement on Form F-1(Registration No. 333-276163)

1.3	Altered Memorandum of Association (incorporated herein by reference to exhibit 3.1 of the Company’s Current Report on Form 6-K filed on July 29, 2019)

1.4	Second Amended and Restated Bye-laws (incorporated herein by reference to exhibit 3.3 of the Company’s Registration Statement on Form 8-A filed on November 26, 2024)

2.1	Description of Securities, (incorporated herein by reference to exhibit 2.1 with the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed on April 20, 2023)

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

3.3
Specimen Certificate for the Company’s 5.625% Perpetual Non-Cumulative Preference Shares (incorporated herein by reference to the form of which is in exhibit 4.1 to the Company’s Current Report on Form 8-K filed on September 21, 2016)

3.4
Form of Certificate of Designation for the Company’s 5.625% Perpetual Non-Cumulative Preference Shares represented by Depositary Shares, each such Depositary Share representing a 1/1000th interest in a 5.625% Perpetual Non-Cumulative Preference Share, dated August 13, 2019 (incorporated herein by reference to exhibit 4.1 to the Company’s Current Report on Form 6-K filed on August 13, 2019)

3.5
Form of Share Certificate evidencing the 5.625% Perpetual Non-Cumulative Preference Shares represented by Depositary Shares (incorporated herein by reference to exhibit 4.2 to the Company’s Current Report on Form 6-K filed on August 13, 2019)

3.6
Deposit Agreement dated as of August 13, 2019 among the Company, Computershare Inc. and Computershare Trust Company, N.A. (incorporated herein by reference to exhibit 4.3 to the Company’s Current Report on Form 6-K filed on August 13, 2019)

3.7	Form of Depositary Receipt (incorporated herein by reference to exhibit 4.4 to the Company’s Current Report on Form 6-K filed on August 13, 2019)

3.8
Certificate of Designation of the Company’s 7.00% Perpetual Non-Cumulative Preference Shares, dated November 26, 2024 (incorporated herein by reference to exhibit 4.1 to the Company’s Current Report on Form 6-K filed on November 26, 2024)

3.9
Form of Share Certificate for the Company’s 7.00% Perpetual Non-Cumulative Preference Shares (incorporated herein by reference to exhibit 4.2 to the Company’s Current Report on Form 6-K filed on November 26, 2024)

3.10
Deposit Agreement dated as of November 26, 2024 among the Company, Computershare Inc. and Computershare Trust Company, N.A. (incorporated herein by reference to exhibit 4.3 to the Company’s Current Report on Form 6-K filed on November 26, 2024

- i -

3.11	Form of Depositary Receipt (incorporated herein by reference to exhibit 4.4 to the Company’s Current Report on Form 6-K filed on November 26, 2024)

4.1
Agreement and Plan of Merger, dated as of August 27, 2018, by and among Aspen Insurance Holdings Limited, Highlands Holdings, Ltd, and Highlands Merger Sub, Ltd (incorporated herein by reference to exhibit 2.1 to the Current Report on Form 8-K filed on August 28, 2018)

4.2
Service Agreement, dated February 19, 2019, by and among Mark Cloutier, Aspen Insurance Holdings Limited and Aspen Bermuda Limited (incorporated herein by reference to exhibit 10.1 to the Company’s Form 10-K/A filed on April 29, 2019)*

4.3
Management Consulting Agreement, dated March 28, 2019, between Aspen Insurance Holdings Limited and Apollo Management Holdings, L.P. (incorporated herein by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 29, 2019)

4.4
Third Amended and Restated Credit Agreement, dated as of December 1, 2021, among the Company, various subsidiaries therefor, various lenders and Barclays Bank plc, as administrative agent (incorporated herein by reference to exhibit 99.1 of the Company’s Current Report on Form 6-K, filed on December 2, 2021)

4.5
First Amendment to Third Amended and Restated Credit Agreement, dated as of January 6, 2023, among the Company, various subsidiaries therefor, various lenders and Barclays Bank, plc, as administrative agent (incorporated herein by reference to exhibit 4.7 with the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed on April 1, 2024)

4.6
Second Amendment to Third Amended and Restated Credit Agreement, dated as of June 29, 2023, among the Company, various subsidiaries therefor, various lenders and Barclays Bank plc, as administrative agent (incorporated herein by reference to exhibit 4.8 with the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed on April 1, 2024)

4.7
Amended and Restated Outsourcing Agreement, dated March 31, 2023, between Aspen Insurance UK Services Limited, Aspen Insurance U.S. Services, Inc., Aspen Bermuda Limited and Genpact (UK) Limited (incorporated herein by reference to exhibit 4.9 with the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed on April 1, 2024)

4.8
First Amendment to the Outsourcing Agreement, dated December 20, 2023, between Aspen Insurance UK Services Limited, Aspen Insurance U.S. Services Inc., Aspen Bermuda Limited and Genpact (UK) Limited (incorporated herein by reference to exhibit 4.10 with the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed on April 1, 2024)

4.9
Outsourcing Agreement, dated as of November 5, 2024, between Aspen Insurance UK Services Limited, Aspen Insurance U.S. Services Inc., Aspen Bermuda Limited and Cognizant Worldwide Limited, filed with this report

4.10
Amended and Restated Reinsurance Agreement, dated January 10, 2022, among the Company, various subsidiaries therefor, and Cavello Bay Reinsurance Limited+, (incorporated herein by reference to exhibit 4.23 with the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed on April 20, 2023)

4.11
Master Services Agreement: ITO Services, dated May 27, 2022, between Aspen Insurance UK Services Limited and Mindtree Limited, (incorporated herein by reference to exhibit 4.24 with the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed on April 20, 2023)

4.12
Term Loan Credit Agreement, dated as of July 26, 2023, among Aspen Insurance Holdings Limited, the several lenders from time to time parties thereto, Citibank N.A. as administrative agent, and other parties thereto (incorporated herein by reference to exhibit 4.14 with the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed on April 1, 2024)

4.13
First Amendment to the Term Loan Credit Agreement, dated as of December 18, 2023, among Aspen Insurance Holdings Limited, several banks and Citibank, N.A. as administrative agent that are parties hereto (incorporated herein by reference to exhibit 4.15 with the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed on April 1, 2024)

4.14	Investment Management Agreement, dated as of April 16, 2019, by and between Aspen American Insurance Company and Apollo Asset Management Europe PC LLP, filed with this report

4.15	Deed of Novation, dated as of January 24, 2025, by and among Aspen American Insurance Company, Apollo Asset Management Europe PC LLP and Apollo Asset Management Europe LLP, filed with this report

8.1	Subsidiaries of the Company, filed with this report

11.1	Aspen Insurance Holding Limited’s Policy on Insider Trading and Misuse of Inside Information, filed with this report

- ii -

12.1	Officer Certification of Mark Cloutier, Chief Executive Officer of Aspen Insurance Holdings Limited, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed with this report

12.2	Officer Certification of Mark Pickering, Chief Financial Officer of Aspen Insurance Holdings Limited, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed with this report

13.1
Officer Certification of Mark Cloutier, Chief Executive Officer of Aspen Insurance Holdings Limited, and Mark Pickering, Chief Financial Officer of Aspen Insurance Holdings Limited, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed with this report

15.1	Consent of Independent Registered Public Accounting Firm - Ernst & Young Ltd

15.2	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP

15.3	Letter from Ernst & Young LLP (incorporated herein by reference to exhibit 99.1 to the Company’s Current Report on Form 6-K, as filed on July 12, 2024)**

97.1
Aspen Insurance Holding Limited’s Policy on Recoupment of Incentive Compensation (incorporated herein by reference to exhibit 97.1 with the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed on April 1, 2024)

101
The following financial information from Aspen Insurance Holdings Limited’s annual report on Form 20-F for the year ended December 31, 2024 formatted in XBRL includes: (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations and Comprehensive Income; (iii) Consolidated Statements of Shareholders’ Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to the Audited Consolidated Financial Statements, tagged as blocks of text and in detail**

*    This exhibit is a management contract or compensatory plan or arrangement.
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

ASPEN INSURANCE HOLDINGS LIMITED

By:	/s/ Mark Pickering
Name: Mark Pickering
Title: Chief Financial Officer
Date: March 19, 2025

iv