Form 20-F
period 2025-12-31
ASPEN INSURANCE HOLDINGS LTD
filed 2026-03-30
CIK 1267395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ____________________________________________________________
Form 20-F
___________________________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-31909
ASPEN INSURANCE HOLDINGS LIMITED
(Exact name of registrant as specified in its charter)
Bermuda
(Jurisdiction of incorporation or organization)
Waterloo House, 100 Pitts Bay Road, Pembroke, HM08, Bermuda
(Address of principal executive offices)
James A. Shea
Executive Chairman and Chief Executive Officer
Waterloo House, 100 Pitts Bay Road, Pembroke, HM08, Bermuda Telephone: +1 441-278 0400, Email: jshea@sompo-intl.com
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:
Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
5.625% Perpetual Non-Cumulative Preference Shares	AHL PRD	New York Stock Exchange
Depositary Shares, each representing a 1/1000th interest in a share of 5.625% Perpetual Non-Cumulative Preference Shares	AHL PRE	New York Stock Exchange
Depositary Shares, each representing a 1/1000th interest in a share of 7.000% Perpetual Non-Cumulative Preference Shares	AHL PRF	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 91,893,366 ordinary shares.
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

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐	Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes  ☐   No  ☒

ASPEN INSURANCE HOLDINGS LIMITED
FORM 20-F

EXPLANATORY NOTE
References in this Annual Report on Form 20-F (this “report”) to the “Company,” “Aspen,” the “Aspen Group,” “we,” “us” or “our” or similar refer to Aspen Insurance Holdings Limited (“Aspen Holdings”) or Aspen Holdings and its consolidated subsidiaries, as the context requires. Our principal operating subsidiaries are: Aspen Bermuda Limited (“Aspen Bermuda”), Aspen Specialty Insurance Company (“Aspen Specialty”), Aspen American Insurance Company (“AAIC”), Aspen Insurance UK Limited (“Aspen UK”) and Aspen Underwriting Limited (“AUL”) (as the sole corporate member of our Lloyd’s operations, Lloyd’s Syndicate 4711, which is managed by Aspen Managing Agency Limited (“AMAL”) (together, “Aspen Lloyd’s”)), each referred to herein as an “Operating Subsidiary” and collectively referred to as the “Operating Subsidiaries”. References to “Aspen Capital Markets” or “ACM” means our products offered to third-party investors that participate in alternative reinsurance markets, including through Peregrine Reinsurance Ltd (“Peregrine”), and related management entities, including Aspen Capital Management, Ltd. (“ACML”). ACM forms part of the Aspen Capital Partners (“ACP”) platform, in recognition of the synergies between ACM and the Company’s ceded reinsurance teams.
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
The disclosures in this report are as at December 31, 2025, unless expressly stated otherwise or the context otherwise suggests.
Sompo Merger Transaction
On August 27, 2025, Aspen Insurance Holdings Limited (“Aspen”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”), under which Aspen was to be acquired by a wholly owned indirect subsidiary of Sompo Holdings, Inc. (“Sompo”).
The Merger Agreement is by and among Aspen, Endurance Specialty Insurance Ltd., a Bermuda exempted company limited by shares and a wholly-owned indirect subsidiary of Sompo (“Parent”), and Ajax Ltd., a Bermuda exempted company limited by shares and a wholly owned subsidiary of Parent (“Merger Sub”). On February 24, 2026 (the “Effective Time”), Merger Sub merged with and into Aspen, with Aspen surviving such merger (the “Merger” and such surviving company, the “Surviving Company”) as a wholly-owned subsidiary of Parent and indirect subsidiary of Sompo.
As from the Effective Time, the issued Class A ordinary shares, par value $0.001 (“Company Ordinary Shares”) of Aspen, were automatically converted into the right to receive an amount in cash equal to US$37.50 per share, without interest. At the Effective Time, the Company notified the New York Stock Exchange (the “NYSE”) of the completion of the Merger and requested that trading of the Company Ordinary Shares on the NYSE be suspended and listing on the NYSE be withdrawn, and, as a result, trading of the Company Ordinary Shares on the NYSE was suspended prior to the opening of trading on February 24, 2026. The Company also requested that the NYSE file a notification of removal from listing and/or registration on Form 25 with the U.S. Securities and Exchange Commission (“SEC”) with respect to the Company Ordinary Shares to effect the delisting of the Company Ordinary Shares from the NYSE and to deregister the Company Ordinary Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A Form 25 was subsequently filed by the NYSE on February 24, 2026. On March 6, 2026, the Company filed a certification and notice on Form 15 of termination of registration of its Company Ordinary Shares under Section 12(g) of the Exchange Act and a suspension of its duty to file ongoing reports under Sections 13 and 15(d), of the Exchange Act with respect to the Company Ordinary Shares.
In addition, each issued (a) 5.625% Perpetual Non-Cumulative Preference Share (the “5.625% PRD Preference Shares”), (b) Depositary Share, each representing a 1/1000th interest in a share of 5.625% Perpetual Non-Cumulative Preference Share (the “5.625% PRE Preference Shares”) and (c) Depositary Share, each representing a 1/1000th interest in a share of 7.000% Perpetual Non-Cumulative Preference Shares (the “7.000% PRF Preference Shares” and, collectively with the 5.625% PRD Preference Shares and the 5.625% PRE Preference Shares, the “Preference Shares”) of Aspen by virtue of the Merger and without any action on the part of the holder thereof, were automatically converted into a fully paid preference share of the Surviving Company, in each case, entitled to the same dividend and all other preferences and privileges, rights, qualifications, limitations, and restrictions set forth in the applicable certificate of designations of each Preference Share, which such certificate of designation remaining at and following the Effective Time in full force and effect. As from the Effective Time, each issued share of Merger Sub was converted into a common share, par value $1.00, of the Surviving Company.

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
Introduction
As with any company which may have certain or all of its securities listed and publicly traded, investing in our securities carries risks. Our risk management strategy is designed to identify, measure, monitor and manage material risks which could adversely affect our financial condition and operating results. We have invested significant resources to develop and maintain appropriate risk management policies and procedures to implement this strategy. Nonetheless, the future business environment is intrinsically uncertain and difficult to forecast and, as a result, our risk management methods may not be successful. For more information on our risk management strategy, refer to Item 4B, “Business Overview - Risk Management - Risk Management Strategy.”
Risks Related to Our Business
(Re)insurance Risks
We may be adversely affected by the occurrence of catastrophes, including weather-related natural disasters, and severe weather events, as well as outbreaks of pandemic or contagious diseases, and we could face unanticipated losses from non-weather related catastrophe events such as war, terrorism and political unrest, cyber attacks, government action that is hostile to commercial interests and from sovereign, sub-sovereign and corporate defaults. These or other unanticipated losses could have a material adverse effect on our financial condition or operating results.
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
Our actual ultimate losses from these events may differ materially from initial estimates due to limitations in one or more of the models that we employ and because, initial estimates may be impacted by actual terms and conditions of individual treaties and policies, future loss information to follow from clients and brokers, subrogation considerations, further market intelligence, or any loss reports. In addition, the final settlement of claims associated with certain of these loss events is likely to take place over a considerable period of time and there can be no assurance that our actual losses will not exceed our estimates.
Catastrophes can also be man-made such as acts of war, acts of terrorism and other intentionally destructive acts, including those involving nuclear, biological, chemical or radiological events, cyber-attacks, explosions, infrastructure failures and losses resulting from political instability, government action that is hostile to commercial interests and sovereign, sub-sovereign and corporate defaults. For example, we have experienced exposure to the Russia/Ukraine war (including as a result of a judicial decision by the High Court of the United Kingdom in June 2025) and the collapse of the Francis Scott Key Bridge. In addition, though the current and ongoing conflict in the Middle East, (including the joint U.S.-Israel strikes on Iran that began in late February 2026), Venezuela and other areas of the world have not materially impacted our business to date, it, or similar conflicts in the future, have the potential to escalate into one or more events which could impact our cash flows and results of operations, as well as the insurance and reinsurance industry generally. By way of illustration, the joint U.S.-Israel strikes on Iran that began in late February 2026 have heightened the potential for further conflict with Iran, and we continue to assess our portfolio in order to determine the sources and extent of potential exposure to the ongoing conflict.

Terrorist events could generate greater awareness of the risks multinational corporations face in conflict-prone regions. We closely monitor the amount and types of coverage we provide for terrorism risk under insurance policies and reinsurance treaties. Even in cases where we have deliberately sought to exclude such coverage, there can be no assurance that a court or arbitration panel will interpret policy language or issue a ruling favorable to us. Accordingly, we may not be able to eliminate our exposure to terrorist events and there remains a risk that our reserves will not be adequate to cover such losses should they materialize. Notably, the Terrorism Risk Insurance Program Reauthorization Act of 2019 (the “TRIA Reauthorization”) does not provide coverage for reinsurance losses. In addition, we have limited terrorism coverage for exposure to catastrophe losses related to acts of terrorism in the reinsurance that we purchase. Although the TRIA Reauthorization provides benefits in the event of certain acts of terrorism occurring in the United States, those benefits are subject to a deductible and other limitations. The TRIA Reauthorization is due to expire on December 31, 2027.
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
As of January 1, 2026, Aspen’s worldwide estimated net Probable Maximum Losses (“PML”) catastrophe exposures (net of retrocession and reinstatement premiums) with modelled 1 in 100 year and 1 in 250 year occurrence were $268.9 million and $376.6 million, respectively.

Global climate change may have an adverse effect on our results of operations, financial condition or liquidity.
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
A substantial portion of our property coverages may be adversely impacted by climate change. Large-scale climate change could also increase both the frequency and severity of natural catastrophes and our loss costs associated with property damage and business interruption due to storms, floods (including by increasing the risk of coastal flooding in many geographical areas as a result of rising sea levels), wildfires and other weather-related events.
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
There are also transition risks associated with climate change that could impact our business and investment portfolio. Transition risks arise from the process of adjustment towards a low-carbon economy, including from the proliferation of governmental and regulatory scrutiny related to climate change and greenhouse gases and other factors, including international, federal, state, and local regulations, scrutiny, and enforcement and societal changes. A range of factors influence this adjustment, including climate-related developments in policy and regulation, the emergence of disruptive technology or business models, shifting sentiment and societal preferences, or evolving evidence, frameworks and legal interpretations. Additionally, demand and supply of insurance and reinsurance coverage could be negatively impacted to the extent that carbon-intensive businesses are impacted by this transition, and certain claims and losses related to those industries could increase, either of which could have a material negative effect on our business and results of operations.
Catastrophic events could result in increased credit exposure to reinsurers and other counterparties we transact business with, declines in the value of investments we hold and significant disruptions to our physical infrastructure, systems and operations. Climate change-related risks may also specifically adversely impact the value or risk characteristics of the securities that we hold and may ultimately impact our asset-liability management practices.
While we have invested heavily and introduced procedures to understand the influence of climate change, such as scenario analysis and the ongoing review of assumptions in pricing models and risk selection, given the scientific uncertainty of predicting the effect global climate change on the frequency and severity of natural catastrophes and the limitations of predictive tools, we may not be able to adequately model the associated exposures and potential costs or losses in connection with such future weather events, or other natural catastrophes, and our risk assessments may not accurately reflect shifting environmental and climate related risks. This could have a material adverse effect on our business, financial condition or operating results.
The effects of emerging claim trends and social inflation on our business are uncertain.
As industry practices and legislative, regulatory, judicial, socio-economic, financial, technological and other environmental conditions evolve, new and unforeseen issues relating to claims liabilities and insurance coverage may arise. These developments may adversely affect our business by extending coverage beyond our underwriting intent or by increasing the frequency and severity of claims.
Legislative, regulatory, judicial or societal developments may also impose new obligations on insurers and reinsurers, including in connection with climate change, that could expand coverage beyond intended contractual, terms or result in higher claim frequency or severity than anticipated, as described in “—Global climate change may have an adverse effect on our results of operations, financial condition or liquidity.”

In addition, increasing fraud and abusive practices at the primary claims level, together with social inflation, including more aggressive litigation strategies by the plaintiffs’ bar, expanded theories of liability, increasing reliance on third-party litigation financing, and rising settlement values and jury awards, have affected our loss experience and reserving practices and may continue to do so in unpredictable ways. These trends may emerge or accelerate after insurance or reinsurance contracts have been issued, making their impact difficult to anticipate at the time of underwriting.
We regularly review the potential effects of these developments on our loss reserves to ensure our reserving reflects the most current available information. However, because many of these risks evolve over time and claims may take years to resolve, the ultimate liabilities under our insurance and reinsurance contracts may not be known for many years after the policies are issued.
We may be adversely affected by economic and claims inflation
Our underwriting results, loss reserves and investment income, are susceptible to the effects of economic inflation because premiums are established before the ultimate amounts of losses and loss adjustment expenses are known. Although we consider inflation in establishing premium rates and policy terms, actual inflation may differ from our assumptions. If inflation exceeds our expectations, premiums may prove inadequate and risks we insure or reinsure may be underpriced.
In addition, the costs associated with insured losses—often referred to as claims inflation—may increase at rates that exceed general economic inflation. Claims inflation may be driven by increases in the cost of construction materials, automobile parts, medical care, skilled labor, and litigation and claims-handling expenses, as well as supply chain disruptions and other industry-specific factors. These increases may result in higher claim severity and may adversely affect our underwriting results.
Loss reserves reflect assumptions regarding the ultimate cost to settle claims. If inflation causes the cost of claims to increase beyond the levels assumed in our reserves, we may be required to strengthen reserves, which would reduce net income in the period in which the deficiency is identified, and could have a material adverse effect on our results of operations or financial condition. Because many claims, particularly in longer-tail lines of business, may take years to resolve, the full effects of inflation on our reserves may not be known for extended periods.
Economic inflation may also contribute to increased settlement values and jury awards, particularly when combined with social inflation, including evolving liability theories and more aggressive litigation practices. Changes in inflation expectations may also influence interest rates, and financial market conditions. Rising interest rates may reduce the market value of our fixed-income securities and other interest-sensitive investments, which could result in unrealized investment losses, although higher interest rates may increase reinvestment yields over time.
Although inflation, moderated in certain economies following the elevated levels experienced in recent years, inflationary pressures may persist or increase due to supply chain disruptions, labor shortages, geopolitical developments, fiscal and monetary policy, and other macroeconomic conditions. Sustained or renewed inflation could adversely affect the adequacy of our pricing and reserves and may have a material adverse effect on our results of operations, financial condition, or liquidity.
Our results may fluctuate as a result of many factors, including cyclical changes in the reinsurance and insurance industries.
Historically, the performance of the property and casualty reinsurance and insurance industries has tended to fluctuate in cyclical periods of price competition and excess underwriting capacity, followed by periods of high premium rates fueled by shortages of underwriting capacity. Although an individual (re)insurance company’s performance is dependent on its own specific business characteristics, the profitability of most property and casualty (re)insurance companies tends to follow this market cycle. Further, this cyclical market pattern can be more pronounced in the reinsurance market in which Aspen Re competes and in the excess and surplus market in which Aspen Insurance primarily competes than in the standard admitted insurance market. In addition, compared with historical cyclical periods, a cycle of increased price competition related to excess underwriting capacity may continue for a prolonged period of time as new and existing reinsurance and insurance market participants and products continue to enter the (re)insurance markets. Unfavorable market conditions may affect the ability of our (re)insurance subsidiaries to write business at rates they consider appropriate relative to the risk assumed. If we cannot write business at appropriate rates, our business would be significantly and adversely affected. We believe the market currently remains attractive; however, there is softening occurring primarily in short tail lines of business due to benign catastrophe activity. Our business may be significantly and adversely affected if these conditions do not persist.

When premium rates are high and there is a shortage of capacity in the standard admitted insurance market, growth in the excess and surplus market can be significantly more rapid than growth in the standard insurance market. Similarly, when there is price competition and excess underwriting capacity in the standard insurance market, many customers that were previously driven into the excess and surplus market may return to the standard insurance market, exacerbating the effects of price competition.
Demand for reinsurance is influenced significantly by underwriting and investment results in both the standard insurance and the excess and surplus markets and market conditions. The supply of reinsurance is related to prevailing prices, the levels of insured losses and the levels of reinsurance industry available capital, among other factors. These in turn may fluctuate in response to changes in rates of return on investments being earned in the reinsurance industry. In addition, the supply of reinsurance is affected by a reinsurer’s confidence in its ability to accurately assess the probability of expected underwriting outcomes, particularly with respect to catastrophe losses.
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
Our reinsurers may not reimburse us for claims on a timely basis, or at all, or raise allegations with respect to specific contractual provisions, which may materially and adversely affect our business, results of operations and financial condition.
The reinsurance contracts that we enter into to help manage our risks require us to pay premiums to the reinsurance carriers who will in turn reimburse us for a portion of covered policy claims. In many cases, a reinsurer will be called upon to reimburse us for policy claims many years after we have paid reinsurance premiums to the reinsurer. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us (the ceding insurer) of our primary liability to our policyholders. Our current reinsurance program is designed to limit our financial risk. However, our reinsurers may not pay claims we incur on a timely basis, or they may not pay some or any of these claims at all. For example, reinsurers may default in their financial obligations to us in the event of insolvency, insufficient liquidity, operational failure, political and/or regulatory prohibitions, fraud (including in relation to any collateral fraudulently provided), dispute views on loss quantum, assert defenses based on agreement wordings or the principle of utmost good faith, asserted deficiencies in the documentation of agreements, dispute or allege non-compliance with certain contractual provisions or other reasons. Any disputes with reinsurers regarding coverage under reinsurance contracts could be time-consuming, costly and may not be resolved successfully. These risks could cause us to incur increased net losses, and, therefore, adversely affect our business, results of operations and financial condition.
The reinsurance that we purchase and capital market transactions that we enter into may not always be available on favorable terms or we may choose to retain a higher proportion of particular risks compared to previous years.
From time to time, market conditions have limited, and in some cases prevented, insurers and reinsurers from obtaining the types and amounts of reinsurance that they consider adequate for their business needs. Accordingly, we may not be able to obtain our desired amount of reinsurance or retrocession protection on terms that are acceptable to us from entities with a satisfactory credit rating or which is collateralized. Even if such capacity is available, we may also choose to adjust our underwriting activities or retain a higher proportion of particular risks than in previous years due to pricing, terms and conditions or strategic emphasis. We may also seek alternative means of transferring risk, including expanded participation via our ACM platform in alternative reinsurance structures. These solutions may not provide commensurate levels of protection compared to traditional retrocession and transactions with the capital markets are subject to investor appetite and market conditions, including when compared to the terms and yield opportunities of alternative investment opportunities. Our inability to obtain adequate reinsurance or other protection for our own account at favorable prices and on acceptable terms could have a material adverse effect on our business, operating results and financial condition.

A material proportion of our business relies on the assessment and pricing of individual risks by third parties.
For certain lines of business, we authorize managing general agents, coverholders, producers or other agents to write business or deal with claims on our behalf within authorities and limitations determined by us. We rely on the controls of these agents to underwrite business or deal with claims within authorities and limitations. Although we have contractual or other legal protections, and we monitor such business on an ongoing basis, our monitoring efforts may not be adequate or such third parties may exceed their authorities, act outside their limitations or otherwise breach obligations owed to us. There is also the risk that we may be held responsible for obligations that arise from the acts or omissions of third parties if they are deemed to have acted on our behalf. In addition, our agents, our insureds or other third parties may commit fraud or otherwise breach their obligations to us or otherwise fail to comply with applicable laws and regulations (including but not limited to economic and trade sanctions, anti-bribery and anti-corruption laws and anti-money laundering laws). Our regulatory standing, financial condition and results of operations may be materially adversely affected by any of these issues.
While we conduct underwriting, financial, claims and information technology and other due diligence reviews prior to entering into these arrangements and apply rigorous standards in the selection and ongoing monitoring of these counterparties, there is no assurance they have provided us accurate or complete information to assess the risk or that they can manage effectively their own risks. The counterparties are also subject to the same global increase in cyber incidents, including ransomware facing the (re)insurance industry, and we cannot offer assurances that these counterparties have sufficient technical and organizational controls to mitigate these risks. Consequently, we assume a degree of credit and operational risk of those parties, and a material failure to manage their risks may result in material losses or damage to us. Our financial condition and results of operations could be materially adversely affected by any one of these issues.
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
We employ various risk management and loss limitation methods. We seek to manage our loss exposure by maintaining disciplined underwriting processes designed to guide the pricing, terms and acceptance of risk. These processes, which may include the use of pricing models, are intended to ensure that premiums received are sufficient to cover the expected levels of attritional losses and a contribution to the cost of catastrophes and large losses, where necessary. We also seek to mitigate our loss exposure by writing a number of our insurance and reinsurance contracts on an excess of loss basis, such that we only pay losses that exceed a specified retention. We also seek to limit certain risks, such as catastrophes and political risks, by geographic diversification. Geographic zone limitations involve significant underwriting judgments, including the determination of zone boundaries and the allocation of policy limits to zones. In the case of proportional (also known as pro rata) property reinsurance treaties, we often seek per occurrence limitations or loss and loss expense ratio caps to limit the impact of losses from any one event, although we may not be able to obtain such limits in certain markets. Purchasing reinsurance is another loss limitation method we employ.
There are inherent limitations in all of these actions and it is possible that an event or series of events could result in loss levels that could have an adverse effect on our financial condition and results of operations. It is also possible that our controls and monitoring efforts may be ineffective, permitting one or more underwriters to exceed their underwriting authority and cause us to (re)insure risks outside the agreed upon guidelines or that losses could manifest themselves in ways that we do not anticipate and that our risk mitigation strategies are not designed to address. Additionally, various provisions in our policies, such as limitations or exclusions from coverage or choice of forum negotiated to limit our risk may not be enforceable in the manner we intend, As a result, one or more natural catastrophes and/or terrorism or other events could result in claims that substantially exceed our expectations, which could have a material adverse effect on our financial condition or operating results.

In January 2022, Aspen Holdings and certain of its subsidiaries entered into a loss portfolio transfer reinsurance agreement (“LPT”) with a subsidiary of Enstar Group Limited, Cavello Bay Reinsurance Limited (“Cavello Bay,” referred to herein as “Enstar” unless otherwise expressly identified). See “Additional Information—Material Contracts——Loss Portfolio Transfer (“LPT”) Agreement” for additional information. The LPT represents a repositioning of the adverse development cover previously entered into between the Company and Enstar in March 2020. The LPT transaction successfully closed in May 2022. The nature and structure of the LPT present certain risks to us, including risks related to litigation, claims, marketing, credit and reserving, as well as general management risks and the risk of differences in interpretation between the parties of the availability, scope and terms of coverage, all or any of which may have an uncertain impact across multiple operational functions and on our business generally. For further information, please refer to Item 4, “Information on the Company” – “Legal Proceedings.”
Our financial condition and operating results may be adversely affected if actual claims exceed our loss reserves.
Our operating results and financial condition depend on our ability to accurately assess the potential losses associated with the risks that we (re)insure. Establishing an appropriate level of loss reserves is an inherently uncertain process and requires a considerable amount of judgment. There are many factors that would cause our reserves to increase or decrease, which include, but are not limited to, changes in claim severity, changes in the expected level of reported claims, judicial action changing the scope and/or liability of coverage, changes in the legislative, regulatory, social and economic environment and unexpected changes in loss inflation. To the extent actual claims exceed our expectations, we will be required to recognize the less favorable experience immediately which could cause a material increase in our provisions for liabilities and a reduction in our profitability, including operating losses and reduction of capital. Conversely, if our reserving estimates are too conservative, it could impede our ability to grow our business.
We cannot estimate losses from natural and man-made catastrophic events, such as hurricanes, fires, earthquakes or pandemic events, using traditional actuarial methods. The magnitude and complexity of losses associated with certain of these events inherently increase the level of uncertainty and, therefore, there is a significant level of management judgment involved in arriving at loss reserve estimates. As a result, actual losses for these events may ultimately differ materially from current estimates.
While we believe that our historical experience is capable of providing us with meaningful actuarial indications, estimates and judgments for new (re)insurance lines of business are more difficult to make than those made for more mature lines of business because we have more limited historical information through December 31, 2025. A significant portion of our current loss reserves is in respect of incurred but not reported (“IBNR”) reserves. This IBNR reserve is based almost entirely on estimates involving actuarial and statistical projections of our expectations of the ultimate loss and claims handling expenses. In addition to limited historical information for certain lines of business, we utilize actuarial models as well as historical insurance industry loss development patterns to establish loss reserves. Changes in the assumptions used by these models or by management could lead to an increase in our estimate of ultimate losses in the future. In addition, there may be significant reporting lags between the occurrence of the insured event and the time it is reported to the insurer and additional lags between the time of reporting and final settlement of claims. In addition, the estimation of loss reserves is more difficult during times of adverse economic and market conditions due to unexpected changes in behavior of claimants and policyholders, including an increase in fraudulent reporting of exposures and/or losses, reduced maintenance of insured properties or increased frequency of small claims. Accordingly, actual claims and claim expenses paid may deviate, perhaps substantially, from our reserve estimates, which could materially adversely affect our financial results.

Following the acquisition of the Company by Sompo, we are reviewing our reserving methodologies and assumptions across the Company, particularly since the Company applies US GAAP and Sompo has adopted IFRS 17. Such review may result in changes to reserve estimates, including potential adjustments to reserves, even if prior estimates were reasonable at the time they were established. Any such changes would be recognized in the period in which they are determined and could adversely affect our results of operations, financial condition, equity, or key performance metrics in those periods.

Only reserves applicable to losses and loss adjustment expenses incurred up to the reporting date may be set aside in our financial statements, with no allowance for future losses. Our estimates of reserves for losses and loss expenses also include assumptions about future payments for settlement of claims and claims-handling expenses, such as medical treatment, awards for pain and suffering and litigation costs. We write casualty business in certain jurisdictions and other territories where claims inflation has for many years run at higher rates than general inflation. To the extent economic or social inflation, such as through outsized court awards, particularly in the United States, causes these costs to increase above reserves established for these claims, we will be required to increase our loss reserves with a corresponding reduction in our net income in the period in which the deficiency is identified, which could materially adversely affect our financial results. (see further at “The effects of emerging claim and coverage issues in our business and social inflation are uncertain” and “We may be adversely impacted by economic inflation”).
Increases in the frequency and severity of cyber attacks on our policyholders could adversely affect our financial condition and operating results.
The cybersecurity threat landscape is evolving, and there is a risk that increases in the frequency and severity of cyber-attacks on our policyholders could adversely affect our financial condition and operating results. This risk is also dependent on our policyholders’ cybersecurity defenses, and our issuance of policy terms which respond to the evolving threat landscape. Moreover, irrespective of the clarity and inclusiveness of policy language, there can be no assurance that a court or arbitration panel will not limit enforceability of policy language or otherwise issue a ruling adverse to us. In addition, our exposure to cyber-attacks on our policyholders includes exposure to silent cyber risks, meaning risks and potential losses associated with policies where cyber risk is not specifically included nor excluded in the policies. Even in cases where we attempt to exclude losses from cyber-related risks, there can be no assurance that a court or arbitration panel will interpret policy language, or otherwise issue a ruling, favorable to us.
Market and Liquidity Risks
Our investments are subject to interest rate, credit, and real estate related risks, which may adversely affect our net income and may adversely affect the adequacy of our capital.
We invest the net premiums we receive until such time as we pay out losses and/or until they are made available for distribution to ordinary and preferred shareholders, pay interest on or redeem debt and preferred shares, or otherwise use such net premiums for general corporate purposes. Investment income comprises a substantial portion of our Group income. We therefore are exposed to significant financial and capital market risks, including changes in interest rates, credit spreads, credit defaults, foreign exchange rates, market volatility impacting the valuation of our investments, the performance of the economy in general, and other factors outside our control. The impact of geopolitical tension, such as a deterioration in the bilateral relationship between the United States and China and other jurisdictions, or an escalated conflict between Russia and Ukraine, or within the Middle East (including the joint U.S.-Israel strikes on Iran that began in late February 2026), including any resulting sanctions, export controls or other restrictive actions that may be imposed by the United States and/or other countries against governmental or other entities also could lead to disruption, instability and volatility in the global markets, which may have an impact on our investments across negatively impacted sectors or geographies.
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
As of December 31, 2025, a portion of our total invested assets was invested in private, secured CMLs, and in private, secured MMLs and other private debt. The CML and MML portfolios that we hold face both default and delinquency risk. An increase in the delinquency or default rate of our CML/MML portfolios, which may limit substantially the ability of the borrower or issuer of such securities to make payments to the loan holders, reducing the value of those loans or securities or require workouts or restructurings, or geographic or sector concentration within our CML/MML portfolios, may, in either or both cases, impact the value of our investments in such CMLs or MMLs and materially and adversely impact our financial condition and results of operations. Any failure to manage these risks effectively could materially and adversely affect our financial condition and results of operations. In general, any significant weakness in the broader macro economy or significant problems in a particular real estate market or corporate market may cause a decline in the value of the real estate market and corporate assets securing the loans in that market, thereby increasing the risk of delinquency, default and foreclosure. Additionally, the carrying value of the CML and MML portfolios may change from time to time or may not be recoverable. This could, in turn, have a material adverse effect on our credit loss experience. In addition, as with all investments, such CMLs or MMLs may be subject also to third-party litigation risk, to which a member of the Aspen Group may be named as a party from time to time. Any or a combination of the scenarios described above could adversely affect our business, operating results or financial condition.
As at December 31, 2025, the Company had an allocation of 0.6% to CMLs and MMLs.
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
Over the past few years, due to significant economic and social inflation, the rapid and strong rise in interest rates, and ongoing uncertainty with respect thereto, the possibility of a recession, ongoing uncertainty as to the emergence of potential new pandemics and other global macroeconomic and geopolitical tensions and instability, global financial markets have been characterized by volatility and uncertainty. Unfavorable economic conditions could increase our funding costs, limit our access to the capital markets or make credit harder to obtain. Uncertainties in the financial and mortgage markets may also affect our counterparties which could adversely affect their ability to meet their obligations to us.
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
We perform a detailed analysis each reporting period end to assess movements in the fair values of available for sale debt securities in accordance with applicable accounting guidance regarding the recognition and presentation of current expected losses. The process of determining an allowance for available for sale securities requires judgment and involves analyzing many factors. For additional information regarding this process, and the changes to the applicable accounting policies, refer to “Note 2(c)—“Basis of Presentation and Significant Accounting Policies —Accounting for Investments, Cash and Cash Equivalents”, and “Note 2(m)—“Basis of Presentation and Significant Accounting Policies—Accounting Pronouncements” to our audited consolidated financial statements. Assessing the accuracy of the allowances reflected in our financial statements is inherently uncertain given the subjective nature of the process. Furthermore, additional impairments may need to be taken or allowances provided in the future with respect to events that may impact specific investments. While our current allowance is not material, the current allowance may not be indicative of future impairments or allowances. Thus, future material impairments themselves or any error in accurately accounting for them may have a material adverse effect on our financial condition or results of operations.
Our financial condition or operating results may be adversely affected by currency fluctuations that we may not be effective at mitigating.
Our reporting currency is the U.S. dollar. However, a significant portion of our operations is conducted outside the United States in a variety of foreign (non-U.S.) currencies. Accordingly, we are subject to legal, economic and market risks associated with devaluations and fluctuations in currency exchange rates. Our assets and liabilities denominated in foreign currencies are therefore exposed to changes in currency exchange rates, which may be material. The principal currencies creating foreign exchange risk are the British Pound, the Euro, the Swiss Franc, the Australian Dollar, the Canadian Dollar and the Singapore Dollar. At December 31, 2025, 24.9% of gross written premiums were denominated in non-U.S. currencies. We employ various strategies, including the use of foreign exchange forward contracts and other derivative financial instruments, to manage our exposure to foreign currency exchange risk. To the extent that these exposures are not fully offset or hedged, or the hedges are ineffective at mitigating adverse effects, our financial results and condition may be negatively impacted by fluctuations in foreign currency exchange rates.
Credit Risks
Our operating results may be adversely affected by the failure of policyholders, brokers or other intermediaries or reinsurers to honor their payment obligations.
In accordance with industry practice, we generally pay amounts owed on claims under our insurance and reinsurance contracts to brokers, coverholders, agents or other third parties and these parties, in turn, pay these amounts to the policyholders that purchased insurance and reinsurance from us. If such a third party fails to make such a payment, we may be liable to the policyholder for the deficiency because of local laws or contractual obligations. Likewise, when the policyholder pays premiums for policies to such third parties for payment to us, these premiums are generally considered to have been paid and, in most cases, the policyholder will no longer be liable to us for those amounts whether or not we have actually received the premiums. Consequently, we assume a degree of credit risk associated with brokers and other agents or representatives with respect to most of our (re)insurance business.
In addition, adverse economic conditions, operational failure, delay due to litigation, bad faith and fraud, bankruptcy, liquidity, distressed financial conditions, sanctions or the general effects of economic recession may increase the risk that policyholders may not pay a part of, or the full amount of, premiums owed to us despite an obligation to do so. The terms of our contracts or local law may not permit us to cancel our insurance even if we have not received payment. For further details, please refer to Item 4, “Information on the Company” – “Legal Proceedings.”
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
Although we have not experienced any material credit losses in recent years, an increased inability of our policyholders to meet their obligations to us, particularly during periods of economic uncertainty, could have a material adverse effect on our financial condition and results of operations.

Strategic Risks
Competition and consolidation in the (re)insurance industry could reduce our growth and profitability.
Insurance and reinsurance markets are highly competitive. We compete on an international and regional basis with major U.S., Bermuda, European and other international (re)insurers and underwriting consortia and syndicates, including syndicates at Lloyd's, some of which have greater financial, marketing and management resources than we do. We also compete with new companies that continue to be formed to enter the (re)insurance markets. In addition, capital market participants have created alternative products that are intended to compete with reinsurance products. We are seeing an increase in alternative capital inflows in the (re)insurance market for both property and casualty lines in concurrence with capital growth at traditional competitors due to favorable underwriting results. This increase in the supply of capital has led to softening conditions in short tail lines of business. We have sought to address this risk by developing our own capital markets capability through ACM. See further information on associated risks described elsewhere in this “Risk Factors” section, including “—We are exposed to risks in connection with our management of alternative reinsurance platforms on behalf of investors in any entities ACM manages or could manage in the future.”
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
On February 24, 2026, following the successful completion of Sompo’s acquisition of Aspen Insurance Holdings Limited, S&P upgraded the financial strength and issuer credit ratings of Aspen Bermuda, AAIC and Aspen UK to “A” from “A-, while the long-term issuer credit rating of Aspen Holdings was upgraded to “BBB+” from “BBB.” Issue ratings on the Company's senior debt moved to 'BBB' from 'BBB-' and on the Company's preference shares to 'BBB-' from 'BB+'. All ratings were removed from CreditWatch, where they had been placed with positive implications on September 1, 2025. The outlook on all ratings is positive.
On February 27, 2026, A.M. Best announced that it has maintained the under review with positive implications status for the Financial Strength Rating of “A” (Excellent) and the Long-Term Issuer Credit Rating of “a” (Excellent) of Aspen Bermuda, Aspen UK, Aspen Specialty and AAIC. The under review with positive implications status reflects the potential financial and operational benefits to Aspen and its subsidiaries from being part of a significantly larger and financially stronger insurance group. The ratings will remain under review pending AM Best’s assessment of Sompo’s future business plans for the Aspen entities. Aspen Lloyd’s benefits from the Lloyd’s market financial strength rating of “A+” (Superior) with a stable outlook by A.M. Best and “AA-” (Very Strong) with a stable outlook by S&P.
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
Environmental, social and governance (“ESG”) considerations encompass a wide range of issues, including climate change and other environmental and social risks, and failure to communicate a clear strategy to manage these risks and/or lacking progress on the implementation of a comprehensive climate risk management framework may pose reputational or litigation risks. Internal and external stakeholders, including regulators and investors, have placed increased and rapidly evolving importance on how we are addressing ESG issues. Reputational risks develop through the insurance coverage provided, or not provided, to policyholders that conduct business activities with negative impacts on the climate or from investments held in certain industries, or via Aspen’s operations and internal programs, directly or via third parties that provide services for us. Regulators and lawmakers have adopted and may continue to adopt ESG-related laws, rules and guidance, which may conflict with one another and impose additional costs and operational burdens on us. A lack of harmonization globally and within jurisdictions in relation to ESG legal and regulatory reform leads to a risk of fragmentation in group level priorities as a result of the different pace and type of sustainability transition across global jurisdictions. This may create conflicts across our global business which could risk inhibiting our future implementation of, and compliance with, rapidly developing ESG standards and requirements, and potentially pose litigation, investigation and/or reputational risks. While we have procedures to monitor regulatory change, it is not possible to predict the impact of such regulatory or legislative changes, and such changes may affect the way we conduct our business and manage our capital and risk profile, which in turn could affect our results of operations, financial condition and liquidity. If we are unable to meet targets, standards, or expectations, whether established by us or third parties, it could result in adverse publicity, reputational harm, or loss of customer and/or investor confidence, which could adversely affect our business and results of operations. For further information, see “—Risks Related to Our Business—Global climate change may have an adverse effect on our results of operations, financial condition or liquidity.”

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
For further details, refer to “Risks Related to the Merger - “The completion of the Merger may not result in the anticipated benefits and could adversely affect our business, financial condition, and results of operations.”
We depend on a few brokers for a large portion of our insurance and reinsurance revenues and the loss of business provided by any one of those brokers could adversely affect us.
In our insurance business, ten brokers collectively accounted for 64.3% of our gross written premiums for the twelve months ended December 31, 2025. The top three brokers out of these ten were Arthur J. Gallagher, Aon Corporation and Marsh & McLennan Companies, Inc. accounting for 13.0%, 10.1% and 10.0% of such gross written premiums, respectively, for the twelve months ended December 31, 2025. Refer to “Business Overview—Business Distribution” below for our principal brokers by segment. Our relationships with our brokers and agents are based on the quality of our underwriting and claim services, as well as our financial strength ratings. Any deterioration in these factors could result in the brokers advising our clients to place their business with other (re)insurers. In addition, these brokers and agents also have, or may in the future acquire, ownership interests in insurance and reinsurance companies that may compete with us and these brokers may favor their own (re)insurers over other companies. Loss of all or a substantial portion of the business provided by one or more of these brokers could have a material adverse impact on our business and results of operations.
We market our reinsurance worldwide primarily through reinsurance brokers and derive a significant portion of our business from a limited number of brokers. For the twelve months ended December 31, 2025, three brokers, Marsh & McLennan Companies, Inc., Aon Corporation and Arthur J Gallagher, accounted for 31.0%, 22.3% and 14.2%, respectively, of our reinsurance gross written premiums.
In addition, there has been a trend of increased consolidation of agents and brokers and of agents and brokers strategically reducing the numbers of insurers with which they do business to gain efficiency for their placement efforts. As we distribute most of our products through agents and brokers, consolidation could impact our ability to access business and our relationships with, and fees paid to, agents and brokers. In the Lloyd’s market, independent London wholesalers continue to be acquired by larger global brokers, which may result in enhanced market power for these larger brokers in placing (re)insurance. In the U.S. market, larger regional retailers are also being acquired by the larger global brokers. Consolidation of distributors may also increase the likelihood that distributors will try to renegotiate the terms of existing broker service arrangements or policy terms, pricing and conditions to terms less favorable to us. As brokers merge with or acquire each other, any resulting failure or inability of brokers to market our products successfully, or the loss of a substantial portion of the business sourced by one or more of our key brokers, could have a material adverse effect on our business and results of operations.
As a result, the loss of a broker, through a merger, acquisition or otherwise, could result in a loss of a business, which would reduce our premium volume and could have a material adverse effect on us. Further, due to the concentration of our brokers, they may have an increased power to dictate their terms and conditions of our arrangements with them, which could have a negative impact on our business.

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
Our third-party investors may decide to redeem their interests, which could materially impact the financial condition of the entities supporting our underwriting. Certain of our third-party capital investors provide significant capital investment. The loss or alteration of this capital support, such as in response to substantial or sustained losses ceded over a number of years, could be detrimental to our financial condition and results of operations. Moreover, we can provide no assurance that we may be able to attract and raise additional third-party capital for our existing entities or for potential new entities and therefore we may forego existing and/or potential attractive fee income and other income-generating opportunities.
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
We may require additional capital in the future, which may not be available or may only be available on unfavorable terms, and we may have to raise capital following significant insured losses.
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
We have incurred indebtedness and may incur additional indebtedness in the future, including the 2030 Senior Notes (for more information about the 2030 Senior Notes, refer to Item 5B — “ Liquidity and Capital Resources”). Additionally, we have entered into credit facilities with various institutions which provide revolving lines of credit to us and our Operating Subsidiaries and issue letters of credit to our clients in the ordinary course of business. We have also entered into ISDA agreements relating to derivative transactions.
The agreements relating to our debt, including the 2030 Senior Notes, credit or financing facilities and our ISDA agreements may contain covenants that may limit our ability, among other things, to borrow money, make particular types of investments or other restricted payments, sell assets, merge or consolidate. Such agreements also typically contain reporting and disclosure affirmative covenants. Some of these agreements also require us to maintain specified ratings and financial ratios, including a minimum net worth covenant. If we fail to comply with these covenants or meet required financial ratios, the lenders or counterparties under these agreements could declare a default and demand immediate repayment of all amounts owed to them and require collateralization of any current or future obligations of the Company. Additionally, a default under our debt, credit facilities or ISDA agreements could limit our ability to obtain credit or enter into such transactions on favorable terms, or at all. As a result, our business, financial condition and operating results could be adversely affected.
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

Regulatory Risks
Political, regulatory, governmental and industry initiatives, as well as the increasing variety and scope of laws, regulation and litigation in the area of climate change and AI, as well as changes in regulations that may adversely impact the U.S. mortgage insurance and reinsurance market, may have a material adverse effect on our business, financial condition, results of operations, liquidity, cash flows and prospects.
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
It is not possible to predict all future impacts of political, regulatory, governmental or industry changes but they could affect the way we conduct our business and manage our capital, and may require us to satisfy increased capital requirements or to incur additional expenses, any of which, in turn, could affect our results of operations, financial condition and liquidity. Additionally, changes in regulations may result in discrepancies or conflicts among the jurisdictions in which we operate, which may increase our compliance burdens and costs, and new or changing laws, tariffs on services or goods or other protectionist measures may adversely impact our operational and compliance costs. With respect to tariffs, it is unclear how recently-announced tariffs and tariff disputes may impact our business, but there may be a ripple effect on how these impact certain industries which we support through the provision of our insurance and reinsurance products. Sustained escalation of tariff setting and tariff disputes has the potential to result in a global economic slowdown. In addition, it is anticipated that the US executive branch will continue to promulgate executive orders or propose legislation or agency rulemaking initiatives that could impact our industry. We cannot predict with certainty the impact of these actions on our business and results of operations.
The foreign and U.S. federal and state laws and regulations that are applicable to our operations, including those at Lloyd’s are complex and may increase the costs of regulatory compliance or subject our business to the possibility of regulatory actions or proceedings. In addition to insurance and financial industry regulations, our activities are also subject to relevant economic and trade sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant sanctions authorities, as well as money laundering regulations, which may increase the costs of regulatory compliance, limit or restrict our ability to do business or engage in certain regulated activities, or subject us to the possibility of regulatory actions, proceedings and fines.

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
In response to changes to U.S. credit for reinsurance rules arising from the 2017 Covered Agreement between the United States and European Union (“E.U.”) and the 2018 Covered Agreement between the United States and the United Kingdom, Aspen Bermuda has obtained reciprocal jurisdiction reinsurer status with Texas as its lead state. Reinsurers licensed in reciprocal jurisdictions (which include the United Kingdom, E.U. member states, Bermuda, Japan and Switzerland) are not required to post reinsurance collateral to U.S. cedants if approved as reciprocal jurisdiction reinsurers in the cedant’s U.S. state of domicile. With its approval from Texas, Aspen Bermuda was able to facilitate passporting applications in additional U.S. states throughout 2022, with renewal of the same for all U.S. states, plus Washington D.C. and Puerto Rico, now operationalized and embedded. “Passporting” refers to the process under which a U.S. state has the discretion to defer to the determination by another U.S. state that a reinsurer is a reciprocal jurisdiction reinsurer, thereby excusing the approved reinsurer from collateral requirements in such state. Aspen Bermuda also retains its status as a certified reinsurer in a number of U.S. states, enabling it to provide reduced collateral for historical risks written. There is no guarantee that Aspen Bermuda will maintain its reciprocal jurisdiction reinsurer or certified reinsurer status, and changes in laws and regulations applicable to the provision of collateral by offshore or unauthorized reinsurers such as Aspen Bermuda may have a material adverse impact on our capital management approach, financial condition, results of operations, liquidity, cash flows and prospects. Refer to “Certain Regulatory Considerations—U.S. Regulation—Credit for Reinsurance” for more information.
In the event or absence of changes in applicable laws and regulations in particular jurisdictions, we may from time to time face challenges, or changes in approach to oversight of our business from insurance or other regulators, including challenges resulting from implementing new or additional processes or procedures that cannot be quickly adapted to address new regulatory requirements. Moreover, we could be, or our employees acting on our behalf, could be found to have violated existing laws, rules or regulations. Our regulators, as well as Lloyd’s, have the ability to make regulatory interventions using their powers, including through investigations, requests for data and analysis, interviews or reviews, additions to “watchlists” (including, but not limited to, skilled persons reports under section 166 of the U.K. Financial Services and Markets Act 2000 (“FSMA”)), which regulatory intervention may require, or may in the past have imposed, specific remediation, including via guidance on a confidential basis, in respect of historical practices, changes to our existing practices, public censure, financial or other penalties, the loss or restriction of regulatory permissions necessary to carry out our business in the same manner as before, and/or additional regulatory capital to be held. Such matters could have a material adverse effect on our business, results of operations and financial condition.

We are involved in periodic meetings and exams with, and reviews by, regulators, including in relation to business previously underwritten or contractual arrangements previously in place by the Company or its subsidiaries, pursuant to which they review our business and provide challenges in order to test and validate the supervisory and work plan adopted by their supervisory teams. Through such processes, our regulators may validate and/or challenge, among other things, our strategy, business plans, internal governance, risk and capital management and compliance frameworks. Our regulators have required us, and we are under continuing obligations, to remediate failures, weaknesses and other issues that they have identified, including, but not limited to, with respect to our underwriting performance, reserving risk and capital management, and governance, which, if we are unsuccessful in remediating could result in greater regulatory intrusion, enforcement action and/or the exercise of our regulators’ own initiative powers (including imposing restrictions on our underwriting and/or a requirement to maintain additional capital, which would reduce our underwriting capacity). We continuously introduce and implement initiatives to improve our business, including our underwriting performance, risk and capital management and governance, which, if we are unable to successfully embed within our operations, could result in greater regulatory intrusion and/or enforcement action or the exercise of our regulators’ own initiative powers, which could have a material adverse effect on our business, results of operations and financial condition. By way of illustration, in 2022, the Missouri Insurance Department requested information in connection with a short-term medical products program previously underwritten by AAIC and administered by a third-party. Initial findings have been issued and we continue to engage with the regulator. To the extent such enquiries or similar regulatory engagement results in specific required remediation or in public censure, financial or other penalties, the loss or restriction of regulatory permissions necessary to carry out our business in the same manner as before, and/or additional regulatory capital to be held, then such matters could have a material adverse effect on our business, results of operations and financial condition.
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
With new technologies and AI tools emerging at a rapid pace, there is no assurance that we will be able to evaluate and integrate new technologies or update our existing systems to keep pace with our competitors and customer needs. While we believe AI presents significant opportunities to support our strategic goals, we may not be successful in implementing AI technologies. It is possible that any AI we use does not perform as anticipated, suffers from “hallucinations” or that its outputs may not be as expected or may result in unlawful discrimination, which may put us at a competitive disadvantage, result in reputational damage and regulatory fines and actions. The shifting regulatory landscape surrounding traditional AI and generative AI is evolving, and the expanded use of these technologies may become subject to regulatory scrutiny under new or existing laws. Moreover, the intellectual property and ownership rights associated with both forms of artificial intelligence have not been fully addressed by courts in the U.S. or in other jurisdictions that we operate in. Failure to comply with the applicable AI related regulations could result in fines, penalties, litigation, or restrictions on our business operations. These outcomes may have a materially adverse effect on our business or financial condition.

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
The Company continues to face regulatory costs and challenges as a result of Brexit. Mutual equivalence between the United Kingdom and European Union in relation to financial services has not been recognized as of December 31, 2025.
As a result of Brexit, Aspen UK has lost its financial services passports which provided it the license to operate across borders within the European Economic Area (the “EEA”) without obtaining local regulatory approval where insurers and cedants are located. The Company’s Lloyd’s operations are able to continue in the EEA through Lloyd’s Insurance Company, S.A. (“Lloyd’s Insurance Company”).
However, operational and capital requirements relating thereto might result in increased costs or Funds at Lloyd’s and might not provide the same access to markets that the Company formerly enjoyed to conduct business in the EEA; additional collateral requirements are in place for underwriting through Lloyd’s Insurance Company from the 2026 underwriting year. In addition, the ability to access the EEA market through Syndicate 4711 depends on Lloyd's being able to comply with E.U. regulations through its Belgium subsidiary. There remains a possibility that the Belgium Financial Services Markets Authority (the “Belgium FSMA”) and the National Bank of Belgium (“NBB”) may in future determine that the Lloyd’s Insurance Company operating model and the activities performed for it by managing agents (through an outsourcing agreement between AMAL and Lloyd’s) and could be construed as constituting insurance distribution under Directive (EU) 2016/97 (the “Insurance Distribution Directive”), which would therefore require managing agents to be authorized within the EEA.
We face risks related to changes in Bermuda law and regulations, and the political environment in Bermuda.
We are incorporated and headquartered in Bermuda and one of our principal Operating Subsidiaries, Aspen Bermuda, is domiciled in Bermuda, as well as our ACM entities. Therefore, changes in Bermuda law and regulation may have an adverse impact on our operations, such as the imposition of corporate income tax liability and increased regulatory supervision.
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
As a result of the merger, we are or may become subject to Japanese regulations as a result of our acquisition by Sompo, which may increase our compliance costs and burden and may subject us to additional liability.
Following the Merger, as a wholly-owned indirect subsidiary of a Japanese insurance company, we are or may become subject to additional laws, rules and regulations, as a result of our parent company that may differ materially from those in the jurisdictions in which we currently operate. These requirements may include, among other things, licensing and registration obligations, capital adequacy and governance requirements, and additional supervisory compliance obligations. For further details, refer to Item 4A – Business – Certain Regulatory Considerations – Group Supervision.
Compliance with these requirements may be complex, time-consuming and costly, particularly where such frameworks differ from the requirements in other jurisdictions in which we operate. In addition, Japanese regulatory authorities may have broad discretion in interpreting and enforcing applicable Japanese laws and regulations, and may impose conditions on our operations, delay or deny approvals, or require changes to our business practices.

Our failure, or any perceived failure, to comply with applicable Japanese laws, rules and regulations, could result in regulatory actions, restrictions on our business activities, or reputational harm. Moreover, changes in laws or regulations, or in their interpretation or enforcement, could require us to modify our business model or operations in ways that are costly or that adversely affect our revenues or profitability.
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
We are required, pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), to furnish a report from management on, among other things, the effectiveness of our internal control over financial reporting in connection with the filing of our annual report on Form 20-F that is filed with the SEC. In addition, following our initial public offering of our Class A ordinary shares in May 2025 (the “IPO”), we became subject to the requirement under the Sarbanes-Oxley Act to obtain from our auditors an attestation report on the effectiveness of our internal control over financial reporting, and to disclose such report in our annual report on Form 20-F for the year ended December 31, 2025.
We are currently required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. We have identified material weaknesses in our internal controls in the past, including as of December 31, 2025, and we may identify additional future material weaknesses.
In the course of assessing the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, management identified a material weakness in the design and operating effectiveness of existing internal controls within its process level controls over its Claims function. The material weakness was a result of deficiencies in the design and operation of transaction-level internal controls over the input of financial and non-financial claims data. While the Company is implementing changes designed to improve its internal controls over financial reporting and to remediate the material weakness, as further described in Item 15 - “Controls and Procedures”, there is no guarantee that such changes will be successful or that the Company will not identify new material weaknesses in the future.

If we identify any additional material weaknesses in our internal control over financial reporting, fail to properly remediate the existing material weaknesses identified, or are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act or assert that our internal control over financial reporting is effective in the future, if we are required to make restatements of our financial statements, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy, completeness or reliability of our financial reports and the trading price of our shares may be adversely affected, and we could become subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities, which could require additional financial and management resources. In addition, if we fail to remedy any material weakness, our financial statements could be inaccurate and we could face restricted access to the capital markets.
Management turnover or our inability to attract and retain senior staff, including our executive officers, senior underwriters or other members of our senior management team, particularly as a result of the Merger, creates uncertainties and could harm our business.
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
This risk may be heightened following the Merger, as changes in our ownership and leadership, reporting structures or compensation arrangements could increase uncertainty among senior leadership and other key personnel and adversely affect retention. For further details, refer to “Risks Related to the Merger - “The completion of the Merger may not result in the anticipated benefits and could adversely affect our business, financial condition, and results of operations.”

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
In the ordinary course of business, we may be involved in various litigation matters, including but not limited to commercial disputes, employee claims, shareholder claims and class actions (including, by way of example, employee allegations of improper termination and discrimination and claims related to violations of applicable government laws regarding religious freedom, advertising and intellectual property) and from time to time may be involved in governmental or regulatory investigations, exams or inquiries or similar matters arising out of our current or future business (including, but not limited to, in connection with the Merger). Any claims asserted against us, regardless of merit or eventual outcome, could harm our reputation and have an adverse impact on our relationship with our customers, partners and other third parties and could lead to additional related claims. Our insurance or indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation and cause us to expend resources in our defense. Furthermore, there is no guarantee that we will be successful in defending ourselves in future litigation or similar matters under various laws. If judgments or settlements in any future litigation or investigation significantly exceed our insurance coverage, our business, financial condition, and results of operations could be adversely affected.
For further details, refer to “Risks Related to the Merger - “The completion of the Merger may not result in the anticipated benefits and could adversely affect our business, financial condition, and results of operations.”
As a foreign private issuer and “controlled company” within the meaning of the NYSE corporate governance rules, we are permitted to, and do, rely on exemptions from certain of the NYSE corporate governance standards.
The corporate governance rules of the NYSE require listed companies to have, among other things, a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we rely on the foreign private issuer exemption to certain NYSE rules and, where applicable, follow home country practice in lieu of the above requirements. As long as we rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, a majority of the directors on the Board are not required to be independent directors (and currently our independent directors do not constitute a majority of the Board) , we are not required to have a compensation committee composed entirely of independent directors and director nominations are not required to be made, or recommended to the Board, by a nominating committee that consists entirely of independent directors. Therefore, the Board’s approach to governance may be different from other companies, and, as a result, oversight of management of the Company may be more limited than if we were subject to all of the NYSE corporate governance standards. We are also subject to certain reduced disclosure obligations as a result of being a foreign private issuer. As such, investors may not have access to the same information as for similar companies that are not foreign private issuers.
We also may rely on the “controlled company” exemption under the NYSE corporate governance rules. A “controlled company” under the NYSE corporate governance rules is a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company. Following the Merger, Sompo controls all of the combined voting power of our issued ordinary shares, resulting in us remaining a “controlled company” within the meaning of the NYSE corporate governance rules. As a controlled company, we are eligible to, and, have elected not to comply with certain requirements of the NYSE corporate governance standards, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (iii) the requirement that our director nominations be made, or recommended to the Board, by a nominating committee that consists entirely of independent directors and that we adopt a written charter addressing the nominations process.
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
For so long as we qualify as a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We may no longer be a foreign private issuer as early as June 30, 2026 (the last business day of the second fiscal quarter of 2026), which would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers as of January 1, 2027. In order to maintain our current status as a foreign private issuer, either (a) a majority of our voting, ordinary securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.
Should we lose our foreign private issuer status, we will incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer, which could have a material adverse effect on our business, nature of operations and financial results.
In 2025, the SEC issued a concept release (the “Concept Release”) to solicit public comment on potential changes to the definition of “foreign private issuer.” If the SEC ultimately adopts rules that make it harder for us to qualify as a foreign private issuer or increase the compliance burdens and costs for foreign private issuers, the risks described above could become more significant and could manifest sooner.
As a foreign private issuer, there is less required publicly available information concerning us than there would be if we were a U.S. public company.
We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our senior management and directors are exempt from certain “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Following recent enacted legislation in the United States, our executive officers and directors are subject to certain reporting requirements relating to changes in the beneficial ownership of their Company equity securities under Section 16(a) of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies.
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

A failure in our data security and/or technology systems or infrastructure or those of third parties, could disrupt our business, damage our reputation and cause losses.
Our operations rely on the secure processing, storage, and transmission of confidential and other information and assets, including in our computer systems and networks. Our business, including our ability to adequately price products and services, quantify our risks, establish reserves, provide an effective and secure service to our customers, value our investments and report our financial results in a timely and accurate manner, depends significantly on the integrity, availability and timeliness of the data we maintain, as well as the data and assets held through third-party outsourcers, service providers and systems. Cybersecurity and technology threats can include phishing scams, account takeovers, introductions of malware (including ransomware), attempts at electronic break-ins, and the computerized submission of fraudulent and/or duplicative payment requests, as well as inadvertent disclosures of sensitive information or failures of our internal systems. Any such attempted or completed breaches, interference, or failures, whether or not they involve an external or internal malicious actor, that may occur in the future could have a material adverse impact on our business, reputation, financial condition or results of operations.
In an effort to ensure the integrity of such data, we implement new security measures and systems and improve or upgrade our existing security measures and systems on a continuing basis. Although we have implemented administrative and technical controls and take protective actions to reduce the risk of cyber incidents and to protect our information technology and assets, and we endeavor to modify such procedures as circumstances warrant and negotiate agreements with third-party providers to protect our assets, such measures may be insufficient to prevent, among other things, unauthorized access, computer viruses, malware or other malicious code or cyber-attack, catastrophic events, system failures and disruptions (including in relation to new security measures and systems), employee errors or malfeasance, third-party (including outsourced service providers) errors or malfeasance, loss of assets and other security events (each, a “Security Event”). Like other global companies, we have from time to time experienced, and are likely to continue to be subject to, Security Events, none of which to date have had a material adverse impact on our business, results of operations or financial condition. If additional Security Events occur, these events may jeopardize our or our policyholders’ or counterparties’ confidential and other information processed and stored with us, and transmitted through our computer systems and networks potentially resulting in a violation of applicable privacy, data protection or other laws, or otherwise cause interruptions, delays, or malfunctions in our, our policyholders’, counterparties’ or third parties’ operations, or result in data loss or loss of assets which could result in significant losses and/or fines, reputational damage or a material adverse effect on our business, financial condition or operating results. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures and to pursue recovery of lost data or assets and we may be subject to litigation and financial losses. We currently maintain cyber liability insurance that provides third-party or first party liability coverages to protect us, subject to policy limits and coverages, against certain events that could be a Security Event. However, there is no guarantee that our insurance would be sufficient to protect us, and a Security Event could nonetheless have a material adverse effect on our operating results or financial condition.
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
We are dependent on our information technology systems to conduct our business and drive strategic decisions, including based on data analytics. Accordingly, we may incorporate traditional and generative artificial intelligence (“AI”) solutions into our information systems, governance processes (such as through the recording of meetings), products, offerings, services and features, and these solutions may become important in our operations over time. The ever-increasing use and evolution of technology, including cloud-based computing and AI, both within our own systems and within those of our suppliers, heightens the risk of cybersecurity incidents in the future and creates opportunities for the potential loss or misuse of personal data that forms part of any data set and was collected, used, stored, or transferred to run our business, and unintentional dissemination or intentional destruction of confidential information stored in our or our third-party providers’ systems, portable media or storage devices may result in significantly increased business and security costs, a damaged reputation, administrative penalties, or costs related to defending legal claims. If the content, analyses, or recommendations that AI programs assist in producing are or are alleged to be deficient, inaccurate, or biased, our business, financial condition, and results of operations and our reputation may be adversely affected. AI programs may be costly and require significant expertise to develop, may be difficult to set up and manage, and require periodic upgrades. There is also a risk that we may not have access to the technology and qualified AI personnel resources to adequately incorporate ongoing advancements into our AI initiatives, including access to the licensing of key intellectual property from third parties. Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Our competition may have access to greater financial and technological resources, giving them a competitive advantage in recruiting, motivating, and retaining sought-after AI professionals. AI also presents emerging ethical issues and if our use of AI becomes controversial, we may experience brand or reputational harm, competitive harm, or legal liability. The rapid evolution of AI, including potential government regulation of AI, will require significant resources to develop, test and maintain our platform, offerings, services, and features to help us implement AI ethically in order to minimize unintended, harmful impact. Our business, financial condition and operating results may be adversely affected if we do not adequately maintain our information technology systems, both internal and third party, and continuously test and upgrade them. With new technologies and AI tools emerging at a rapid pace, there is no assurance that we will be able to evaluate and integrate new technologies or update our existing systems to keep pace with our competitors and customer needs. While we believe AI presents significant opportunities to support our strategic goals, we may not be successful in implementing AI technologies. It is possible that any AI we use does not perform as anticipated, suffers from “hallucinations” or that its outputs may not be as expected or may result in unlawful discrimination, which may put us at a competitive disadvantage, result in reputational damage and regulatory fines and actions.
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
We receive, store, handle, transmit, use and otherwise process business information and information related to individuals, including from and about actual and prospective customers, policyholders, as well as our employees and service providers. We also depend on a number of third-party vendors in relation to the operation of our business, a number of which process data on our behalf.
We are subject to a range of data privacy and cybersecurity laws globally including those that apply generally to the handling of information about individuals, and those that are specific to certain industries, sectors, contexts or locations. These requirements, and their application, interpretation and amendment are constantly evolving and developing as set out in “Certain Regulatory Considerations—Bermuda Insurance Regulation—Privacy & Cybersecurity Laws,” “—U.K. and E.U. Insurance Regulation—E.U. / U.K. Cybersecurity and Privacy Laws and Regulations” and “—U.S. Regulation—Cybersecurity and Privacy Laws and Regulations.”

Our business is also subject to the Bermuda Personal Information Protection 2016 Act (“PIPA”). For more information, refer to “Certain Regulatory Considerations — Bermuda Insurance Regulation — Privacy & Cybersecurity Laws.” In addition to U.K./E.U. and Bermuda privacy laws, our business is subject to various U.S. state and federal privacy legislation, including both state financial privacy and insurance laws which apply specifically to our business lines, and potentially more generally applicable state privacy laws, with the most comprehensive having been enacted in California. U.S. state legislatures, attorneys general, and insurance and other regulatory bodies continue to develop and implement further standards and governance requirements. Such evolving privacy and data security regulations could expose our business to reputational harm and cause losses.
We depend on a number of third parties in relation to the operation of our business, a number of which process personal data on our behalf. There can be no assurances that the privacy and security-related measures and safeguards we have put in place in relation to these third parties will be effective to protect us and/or the relevant personal data from the risks associated with the third-party processing, storage and transmission of such data. Any violation of data or security laws, or of our relevant measures and safeguards, by our third-party processors could have a material adverse effect on our business, result in applicable fines and penalties, damage our reputation and/or result in civil claims.
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
Our controlling shareholder owns all of our ordinary shares and has the power to determine the affairs of the Company, including in ways potentially not favorable to the interests of holders of the preference shares.
As from the effective time of the Merger in February 2026, Sompo indirectly owns 100% of the ordinary shares of the Company, and Sompo controls all of the voting power for the election of the Company’s directors and to determine the outcome of any action requiring shareholder approval. The interests of Sompo may differ from the interests of the holders of the preference shares and, given Sompo’s controlling interest in the Company, circumstances may arise under which it may exercise its control in a manner that is not favorable to the interests of the holders of the preference shares.
From time to time in the future, we may issue additional ordinary shares, securities convertible into ordinary shares, or other equity securities (including those with rights, preferences and privileges that are senior to those of our other securities, including the preference shares) to raise additional capital or pursuant to a variety of transactions. In addition, we may from time to time seek to redeem or repurchase and/or delist the Preference Shares.
Risks Related to the Merger

The completion of the Merger may not result in the anticipated benefits and could adversely affect our business, financial condition, and results of operations.
Although the Merger has been completed, the integration of the two companies involves significant risks and uncertainties, including potential difficulties in combining operations, systems, technologies, controls, and corporate cultures; retaining key management, employees, agents, and customers; employee and third-party litigation risks; and realizing expected synergies, cost savings, and growth opportunities within the anticipated timeframes or at all. The integration process may require substantial management attention and financial resources, potentially diverting focus from our ongoing business operations. In addition, unforeseen liabilities, integration costs, regulatory challenges, or operational disruptions may arise as a result of the Merger. If we are unable to effectively integrate with Sompo or if the expected benefits of the Merger fail to materialize, our competitive position, profitability, and long-term strategy could be materially and adversely affected.
As a result of the go-private nature of the Merger, our Company Ordinary Shares have been delisted and deregistered. Delisting and deregistration of our Company Ordinary Shares may reduce the availability of public information about us, reduce or eliminate the protections associated with certain public company reporting and governance requirements, and increase the risk of disputes or claims relating to the Merger consideration or process. These factors, individually or in the aggregate, could materially and adversely affect our business, financial condition, and results of operations. Our Preference Shares, which are discussed below, remain listed and registered on the NYSE; however, there is no guarantee that they will not be delisted and deregistered in the future. For more information regarding the Merger, refer to the “Explanatory Note” on page 2 of this report.

Risks Related to Our Preference Shares
Our holding company structure and certain Companies Act, regulatory and other constraints may limit our ability to pay dividends on our securities.
Aspen Holdings is a holding company and, as such, it does not have any significant operations. Aspen Holdings’ assets primarily consist of ownership of the shares of its subsidiaries, including our Operating Subsidiaries, a portfolio of fixed income securities and cash and cash equivalents. Dividends and other permitted distributions and loans from our Operating Subsidiaries are expected to be our sole source of funds to meet ongoing cash requirements, including our debt service payments and other expenses, and dividend payments to our preference shareholders, as appropriate. Our Operating Subsidiaries are subject to capital, regulatory and other requirements that inform their ability to declare and pay dividends and make loans to other Aspen Group companies. See “Certain Regulatory Considerations—Bermuda Insurance Regulation—Restrictions on Dividends, Distributions and Reduction of Capital,” “Certain Regulatory Considerations—U.K. and E.U. Insurance Regulation—Restrictions on Dividend Payments by Insurers,” and “Certain Regulatory Considerations—U.S. Regulation—State Dividend Limitations,” and “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity” for more information on our ability to pay dividends. These and other requirements may mean that our Operating Subsidiaries are unable to pay sufficient dividends to enable us to meet our ongoing cash requirements, which could materially adversely affect our liquidity or financial condition. As we are a holding company, our right, and hence the right of our creditors and shareholders, to participate in any distribution of assets by any of our subsidiaries, upon our liquidation or reorganization or otherwise, is subject to the prior claims of policyholders and creditors of these subsidiaries.
Additionally, we are subject to Bermuda regulatory constraints that affect our ability to pay dividends and make other distributions on our Preference Shares or other securities. Under the Companies Act, we may declare or pay a dividend only if we have reasonable grounds to believe that we are, and would after the payment be, able to meet our liabilities as they become due and if the realizable value of our assets would thereby not be less than our liabilities. See “Certain Regulatory Considerations—Bermuda Insurance Regulation—Restrictions on Dividends, Distributions and Reduction of Capital,” “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity” and “Note 14—Statutory Requirements and Dividends Restrictions” to our audited consolidated financial statements for more information on our ability to pay dividends. Additionally, agreements relating to our 2030 Senior Notes, credit or financing facilities and our ISDA agreements may contain covenants that may limit our ability to pay cash dividends on our Company Ordinary Shares or Preference Shares if a default or event of default has occurred and is continuing or would result therefrom.
In addition, we may from time to time seek to redeem or repurchase and/or delist the Preference Shares.
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
We are incorporated under the laws of Bermuda and our business is based in Bermuda. In addition, as at December 31, 2025 and through to the effective date of the Merger, and following the effective time of the Merger, certain of our directors and officers reside outside the United States, and a substantial portion of our assets and the assets of such persons are located in jurisdictions outside the United States. As such, it may be difficult or impossible to effect service of process upon us or those persons in the United States or to recover against us or them on judgments of U.S. courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws.
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
The U.K. Subsidiaries should be treated as resident in the United Kingdom and accordingly be subject to U.K. tax in respect of their worldwide income and gains. Any change in the basis or rate of U.K. corporation tax or HMRC’s practice and interpretation of U.K. tax law could materially adversely affect the business, prospects, financial condition or results of operations of the U.K. resident companies or their ability to provide returns to shareholders. The U.K. corporation tax rate is currently 25%. As part of the measures in the 2024 Autumn Budget (October 30, 2024), the rate of employer national insurance contributions that employers are required to pay in respect of their employees’ earnings was increased from 13.8% to 15% of the value of taxable benefits provided to employees, with effect from April 6, 2025.
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
The Finance Bill 2025-26 published on December 4, 2025 included updated legislation reforming the UK transfer pricing, permanent establishment and DPT rules,
For accounting periods beginning on or after January 1, 2026, the DPT regime is repealed and replaced by a new Corporation Tax charge known as Unassessed Transfer Pricing Profits (UTPP). While DPT was a standalone tax separate from Corporation Tax, the new UTPP rules are integrated into the mainstream UK Corporation Tax framework. UTPP targets multinational, contrived arrangements that shift profits out of the UK by imposing a 6% penalty tax above the main corporation tax rate on profits that should have been taxed under transfer pricing rules.
The legislation included in Finance Bill 2025-26 implements changes to various aspects of the UK’s transfer pricing rules, which are intended to simplify the application of the current legislation, update the rules in line with international standards, reduce compliance obligations on businesses and address areas of potential legislative weakness. The legislation introduces (subject to certain exclusions) a general exemption from UK-UK transfer pricing where both persons are subject to CT at the same rate. HMRC will have the ability to issue a transfer pricing notice to disapply the exemption in order to prevent a loss of tax, and taxpayers will be able to elect to apply transfer pricing should they wish to do so. Other amendments include changes to the participation condition and changes to valuation in relation to cross-border intangibles transactions between related parties. The legislation explicitly confirms that the UK’s transfer pricing legislation should be interpreted in accordance with OECD principles.
The Finance Bill 2025-26 includes legislation which aligns the UK domestic definition of a permanent establishment (“PE”) with the definition set out in Article 5 of the 2017 OECD Model Tax Convention (“OECD MTC”). This is welcome news particularly given the recent updates to the OECD MTC Commentary that provide greater clarity on the treatment of remote working arrangements. The measure also revises the current domestic legislation on PE profit attribution to align with Article 7 of the OECD MTC, which is supported by the MTC Commentary and the OECD Report on the Attribution of Profits to permanent establishments (AOA). This change only applies for inbound PEs (i.e. non-UK resident companies with UK activities); the Government has not changed the equivalent language for outbound PEs which was a point raised during consultation.

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
Separately, in the European Union the Council Directive (EU) 2022/2523, adopted on December 15, 2022, requires that E.U. Member States implement the Pillar Two rules into domestic law by December 31, 2023, with ultimate application dependent upon implementation by each member state. The Bermuda Government passed the Corporate Income Tax Act 2023 (the “CIT Act”), on December 27, 2023, which introduced a corporate income tax on certain Bermuda entities with effect from January 1, 2025. For more information, see “—Changes to Bermuda tax policies may impact our financial position.” The implications of this proposal for our business remain uncertain in terms of how the Bermuda corporate income tax regime might interact with the U.K.’s multinational top-up tax and undertaxed payments rule or other Pillar Two implementing legislation in relevant jurisdictions in which we operate, including Singapore and Switzerland. The Bermuda corporate income tax regime became effective for tax years beginning on or after January 1, 2025.
On January 15, 2025, the OECD issued administrative guidance on Article 9.1 of the GloBE Rules (the “OECD 2025 Administrative Guidance”). This guidance, if incorporated into the laws of the jurisdictions in which we operate, could cause additional top-up taxes pursuant to the GloBE Rules to the extent our deferred tax asset in respect of the CIT Act’s Economic Transition Adjustments (“ETA”) reverses after 2026. Bermuda passed the Corporate Income Tax Amendment (No. 2) Act 2025 in December 2025 to align Bermuda’s CIT corporate income tax treatment of deferred tax liabilities with the OECD 2025 Administrative Guidance. It is uncertain whether the other jurisdictions in which we operate will also incorporate this guidance. Further, the amount of such deferred tax asset that reverses in any given year, if any, is uncertain. To the extent the jurisdictions in which we operate incorporate this guidance into their own laws, our overall cash tax savings from the reversal of the deferred tax asset could be limited to the lesser of 20% of the gross deferred tax asset or the portion of the deferred tax asset that reverses in 2025 and 2026.
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
The CIT Act (as amended) became fully operative with respect to the imposition of corporate income tax on January 1, 2025.

Under the CIT Act, Bermuda corporate income tax is chargeable in respect of fiscal years beginning on or after January 1, 2025 and applies only to Bermuda Constituent Entities (as defined below) of an In Scope MNE group (as defined below).
In Scope Entities
An In Scope MNE Group for these purposes is a group which meets the relevant revenue threshold (EUR 750 million or more in annual revenues in at least two of the four fiscal years immediately preceding the fiscal year in question and is an MNE Group (being a group (as further defined below) comprising an ultimate parent entity and one or more entities (which includes permanent establishments) located in another jurisdiction). For MNE Groups that meet the revenue threshold, corporate income tax generally applies to each Bermuda resident entity and Bermuda permanent establishment that is a constituent entity of such MNE Group (a Bermuda Constituent Entity). Consistent with the GloBE Rules, the terms “group”, “ultimate parent entity” and “controlling interest” and critical to determining whether a Bermuda entity is considered a constituent entity of an MNE Group.
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
In practical terms, therefore, Bermuda resident entities are only within the scope of Bermuda corporate income tax as Bermuda Constituent Entities if either they are consolidated on a line by line basis in the consolidated financial statements (prepared in accordance with an acceptable financial accounting standard) (or would be if consolidated financial statements had been prepared under an acceptable financial accounting standard) of an ultimate parent entity located in another jurisdiction; or the Bermuda resident entity or entities themselves consolidate on a line by line basis the results of one or more entities located in another jurisdiction in consolidated financial statements, and in either case the group meets the relevant revenue threshold. Where consolidated financial statements are prepared on a basis that does not consolidate line by line, there is no “controlling interest” and therefore no “ultimate parent entity”, meaning that there is no MNE Group for the purposes of the CIT Act. Accordingly, Bermuda resident entities that are not consolidated on a line-by-line basis or do not consolidate on a line-by-line basis (nor would be required if consolidated financial statements had been prepared under an acceptable financial accounting standard) will not be considered in scope for the purposes of the Act. It is expected that the Company will be in scope for the purposes of the CIT Act and that, as at December 31, 2025, the Company and its subsidiaries are expected to be an In Scope MNE Group.
Bermuda Constituent Entity Groups
Where a Bermuda entity or Bermuda permanent establishment is a Bermuda Constituent Entity, corporate income tax is chargeable in respect of fiscal years beginning on or after January 1, 2025 to the Bermuda Constituent Entity Group. A Bermuda Constituent Entity Group is a group comprised of one or more Bermuda Constituent Entities that are members of an In Scope MNE Group. It is possible for an In Scope MNE Group to include more than one Bermuda Constituent Entity Group and specific rules apply. For example, companies incorporated under the Companies Act 1981 which are registered under the Segregated Accounts Companies Act 2000 are regarded as a single entity which is not fiscally transparent. However, a Bermuda Constituent Entity may elect to treat any segregated accounts within such entity as separate Bermuda Constituent Entities, and if such an election is made, may further elect to treat any given segregated account as fiscally transparent or not. Such elections are annual elections which apply for the fiscal year in which the election is made and all subsequent fiscal years, unless and until the election is modified or revoked.

Chargeable Corporate Income Tax
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

As at December 31, 2025, we have adjusted our deferred tax calculated in the prior year, 2024, to account for provisions within the CIT Act that allow for an equitable transition to the new regime including the ETA and opening tax loss carryforward (“OTLC”). Our deferred tax asset in Bermuda consists of $145.7 million in respect of the ETA and $44.2 million in respect of an OTLC. We expect this deferred tax asset to be utilized predominantly over a 10-year period.

Updates to Corporate Income Tax Regime
In May 2025, Bermuda released final Corporate Income Tax (Administrative) Regulations 2025 (the "CIT Regulations"), which clarify how the corporate income tax regime will be administered, including registration, filing and payment deadlines, and procedures for enquiries and assessments. The CIT Regulations took effect 2 June 2025 and are an important part of the operational framework of the new tax regime.
In December 2025, the Bermuda Parliament enacted the Tax Credits Act 2025 (the "Credits Act") and the Corporate Income Tax Amendment (No. 2) Act 2025 (the "Amendment Act"). The Credits Act establishes new tax credits including substance-based, community development, and utilities infrastructure credits for fiscal years beginning on or after 1 January 2025, designed to support economic activity and investment. The Amendment Act introduces targeted technical refinements and strengthens the integration of the corporate income tax regime with the new tax credit framework, reflecting stakeholder feedback from consultations conducted through 2025.
Throughout 2025, Bermuda’s Corporate Income Tax Agency conducted multiple public consultations on proposed technical amendments to clarify and better align certain provisions of the CIT Act with global tax standards (e.g., GloBE rules), including treatment of losses, excluded entities, tax allocation rules, and other definitions, though these were proposals subject to legislative finalization. More broadly, Bermuda remains committed to tax transparency, which is evidenced by adopting economic substance legislation, which has been deemed compliant by the European Union and was designed to implement the work of the Forum on Harmful Tax Practices under Action 5 of the OECD's BEPS Reports. Any changes in the tax law of an OECD member state or in response to a change in E.U. policies could subject us to additional taxes, and we are unable to predict at this time whether it would have a material adverse impact on our operations and results. More broadly, Bermuda remains committed to tax transparency, which is evidenced by adopting economic substance legislation, which has been deemed compliant by the European Union and was designed to implement the work of the Forum on Harmful Tax Practices under Action 5 of the OECD's BEPS Reports. Any changes in the tax law of an OECD member state or in response to a change in E.U. policies could subject us to additional taxes, and we are unable to predict at this time whether it would have a material adverse impact on our operations and results.

Item 4.         Information on the Company
A. History and Development of the Company
Aspen Insurance Holdings Limited (“Aspen Holdings”) was incorporated as a Bermuda exempted company on May 23, 2002 as a holding company headquartered in Bermuda. We underwrite specialty insurance and reinsurance on a global basis through our Operating Subsidiaries (as defined below) based in Bermuda, the United States and the United Kingdom: Aspen Bermuda Limited (“Aspen Bermuda”), Aspen Specialty Insurance Company (“Aspen Specialty”), Aspen American Insurance Company (“AAIC”), Aspen Insurance UK Limited (“Aspen UK”) and Aspen Underwriting Limited (“AUL”) (as the sole corporate member of our Lloyd’s operations, Syndicate 4711, which is managed by Aspen Managing Agency Limited (“AMAL”) (together, “Aspen Lloyd’s”)), each referred to herein as an “Operating Subsidiary” and collectively referred to as the “Operating Subsidiaries”, as well as through branch operations in Canada, Singapore and Switzerland. The principal office is located at Waterloo House, 100 Pitts Bay Road, Pembroke HM08, Bermuda (telephone number: +1 441-278-0400).
From February 2019 until May 2025, the Company was a wholly-owned subsidiary of Highlands Bermuda Holdco, Ltd. which held all of the Company’s issued and outstanding Class A ordinary shares, par value $0.001 per share (the “Ordinary Shares”) and is an affiliate of certain investment funds managed by affiliates of Apollo Global Management, Inc., a leading global investment manager (collectively with its subsidiaries, “Apollo”). Immediately prior to the Company’s initial public offering in May 2025 (“IPO”), Highlands Bermuda Holdco, Ltd. distributed all of the Company’s issued and outstanding Ordinary Shares to AP Highlands Holdings, L.P., a Cayman exempted limited partnership, and AP Highlands Co-Invest, L.P., a Cayman exempted limited partnership (together, the “Apollo Shareholders”), as well as certain other individuals. The Apollo Shareholders are each an affiliate of certain investment funds managed by affiliates of Apollo.
In May 2025, the Company completed its IPO of 13,250,000 of its Ordinary Shares. The Ordinary Shares began trading on the New York Stock Exchange (“NYSE”) on May 8, 2025. Subsequent to the closing of the IPO, the underwriters exercised in full the option to purchase up to an additional 1,987,500 of the Company’s Ordinary Shares. The shares sold in the IPO were sold by the Apollo Shareholders, and the Company did not receive any of the proceeds from the sale of the Ordinary Shares by the Apollo Shareholders. Following the completion of these matters, the Apollo Shareholders collectively beneficially owned approximately 82.1% of the Company’s Ordinary Shares.
Acquisition by Sompo
On February 24, 2026, Aspen was acquired by a wholly-owned indirect subsidiary of Sompo, a leading global provider of commercial and consumer property and casualty (re)insurance. For more information regarding the Merger, refer to the “Explanatory Note” on page 2 of this report, Item 5, “Operating and Financial Review and Prospects, Operating Results”and Note 1 of our consolidated financial statements, “History, Organization and Business Combination.”
The Company maintains a website at www.sompo-intl.com. The information on our website is not incorporated by reference in this report. We make available, free of charge through our website, our Annual Reports on Form 20-F and other reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC.
The SEC maintains a website at www.sec.gov that contains reports and other information regarding issuers, including the Company, that file electronically with the SEC.
B. Business Overview
We are a Bermuda-based holding company, whose principal business is marketing and underwriting specialty insurance and reinsurance on a global basis. Our business is comprised of: (i) underwriting operations, which includes our risk-bearing insurance and reinsurance operations; (ii) investing activities, which primarily support our underwriting operations; and (iii) our ACM operations, which earn underwriting, management and performance fees from the Company and other third-party investors primarily through the management of insurance linked securities (“ILS”) funds and other offerings. ACM forms part of the Aspen Capital Partners platform, in recognition of the synergies between ACM and the Company’s ceded reinsurance teams, which together support our underwriting operations.
We manage our underwriting operations as two distinct business segments, Insurance (“Aspen Insurance”) and Reinsurance (“Aspen Re”), to enhance and better serve our global customer base. Financial data relating to our two business segments is included in Item 5, “Operating and Financial Review and Prospects” and in Item 18, Note 3 of our consolidated financial statements, “Segment Reporting.”

Aspen Insurance
Aspen Insurance offers a variety of insurance products, including, but not limited to: (i) first party insurance, (ii) specialty insurance, (iii) casualty and liability insurance, (iv) financial and professional lines insurance, and (v) other insurance, which represents the participation of Aspen Lloyd’s as corporate member in Carbon Syndicate 4747 and the Company’s digital follow capacity offered through Ki Lloyd’s platforms.
In our Insurance segment, these products are written in the London Market primarily by Aspen UK and Aspen Lloyd’s via the Lloyd’s platform and, in the United States, by AAIC and Aspen Specialty (on an admitted and excess and surplus line, basis, respectively). We also write casualty and liability and financial and professional lines business through Aspen Bermuda. Although our products are underwritten according to the guidelines associated with each local entity, our insurance business is managed globally with individual product lines grouped and managed into four select portfolios. This allows for consistency of underwriting appetite, risk selection and application of underwriting guidelines across all our jurisdictions, as well as providing opportunities for integrated marketing and relationship management efforts.
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
Across both Aspen Insurance and Aspen Re, in several of our product lines, business consists of a combination of open market and business written pursuant to Delegated Underwriting Authorities (“DUA”) or Programs arrangements, or through managing agents or other agents.
Investments
Our investment strategy seeks to deliver stable investment income and total return through all market cycles while maintaining appropriate portfolio liquidity and credit quality to meet the requirements of our customers, rating agencies and regulators. Income from our investment operations is included in corporate and other (non-operating) income and expenses.
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
Aspen recognized the synergies between ACM and its Ceded Reinsurance teams – combining the two into Aspen Capital Partners. This move allows us to further enable our trading partners to access the full breadth of Aspen’s capabilities, including risk sourcing, underwriting, modelling, actuarial and claims.
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

Business Segments
We have determined our reportable segments, Aspen Insurance and Aspen Re, by taking into account the manner in which management makes operating decisions and assesses operating performance. Profit or loss for each of the business segments is measured by underwriting income or loss. Underwriting profit is the excess of net earned premiums over the sum of losses and loss expenses, acquisition costs and general and administrative expenses. Underwriting income or loss provides a basis for management to evaluate the segment’s underwriting performance.
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
The table below sets forth the gross written premiums by business segment for the twelve months ended December 31, 2025, 2024 and 2023:

	Twelve Months Ended December 31, 2025		Twelve Months Ended December 31, 2024		Twelve Months Ended December 31, 2023
Business Segment	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total

	($ in millions, except for percentages)
Insurance	$2,768.1	59.2%	$2,723.5	59.1%	$2,446.6	61.7%
Reinsurance	1,905.1	40.8	1,885.8	40.9	1,521.0	38.3
Total	$4,673.2	100.0%	$4,609.3	100.0%	$3,967.6	100.0%
For a review of our results by business segment, refer to Item 5, “Operating and Financial Review and Prospects” and Item 18, Note 3 of our consolidated financial statements, “Segment Reporting”.

Insurance
The insurance business we write can be analyzed by geographic region, reflecting the location of the insured risk, as set forth in the table below for the twelve months ended December 31, 2025, 2024 and 2023:

	Twelve Months Ended December 31, 2025		Twelve Months Ended December 31, 2024		Twelve Months Ended December 31, 2023
Geographic Region	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total

	($ in millions, except for percentages)
Australia/Asia	$75.0	2.7%	$64.6	2.3%	$57.1	2.3%
Europe	122.9	4.4	117.3	4.3	117.5	4.8
United Kingdom & Ireland	559.7	20.2	562.0	20.6	493.3	20.2
United States & Canada (1)	1,915.5	69.2	1,869.8	68.7	1,666.6	68.1
Worldwide excluding the United States (2)	—	—	0.2	—	—	—
Worldwide including the United States (3)	11.6	0.4	15.3	0.6	32.4	1.3
Other (4)	83.4	3.1	94.3	3.5	79.7	3.3
Total	$2,768.1	100.0%	$2,723.5	100.0%	$2,446.6	100.0%
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
Our gross written premiums by principal line of business within our Insurance segment were as follows for the twelve months ended December 31, 2025, 2024 and 2023:

	Twelve Months Ended December 31, 2025		Twelve Months Ended December 31, 2024		Twelve Months Ended December 31, 2023
Line of Business	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total

	($ in millions, except for percentages)
Financial and professional lines insurance	$1,138.1	41.1%	$1,053.5	38.7%	$1,002.1	41.0%
Casualty and liability insurance	702.9	25.4	738.2	27.1	670.9	27.4
Specialty insurance	480.0	17.3	481.7	17.7	407.6	16.6
First party insurance	256.8	9.3	289.9	10.6	318.2	13.0
Other insurance	190.3	6.9	160.2	5.9	47.8	2.0
Total	$2,768.1	100.0%	$2,723.5	100.0%	$2,446.6	100.0%

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

Management Liability: Our management liability business is written out of the United States, the United Kingdom and Bermuda. We insure a diverse group of commercial and financial institutions predominantly on an excess basis. Our products include directors’ and officers’ (“D&O”) liability, fiduciary liability, employment practices liability, fidelity insurance and blended liability programs including E&O liability. The focus of the account is predominantly on risks headquartered in the U.S. or risks with a material U.S. exposure.
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
Commercial Liability: Commercial liability is primarily written in the United Kingdom and provides employers’ liability coverage, products and public liability coverage for insureds domiciled in the United Kingdom and Ireland. The U.K. regional team also covers D&O and professional indemnity, predominantly to small and medium corporates.
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
Crisis Management: The crisis management team writes insurance designed to protect individuals and corporations operating in high-risk areas around the world, including covering the shipping industry’s exposure to acts of piracy. It also writes terrorism, active assailant and political violence insurance, providing coverage for damage to property and liability resulting from random acts of violence, terrorism, strikes, riots, civil commotion or political violence. This book is written on a global basis, although capacity is selectively deployed.
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
Inland and Ocean Marine: The inland and ocean marine team writes business principally covering builders’ construction risk, contractors’ equipment, renewable energy projects and global transportation exposures such as marine cargo and hull, inland transit, warehousing and war, in addition to exhibition, fine arts and museums insurance. The book also includes business generated by our subsidiary, Blue Waters Insurers, Corp., which acts as our managing general agent in Puerto Rico and produces inland, ocean marine and cargo business in Puerto Rico.
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

Reinsurance
The reinsurance business we write can be analyzed by geographic region, reflecting the location of the reinsured risks, as set forth in the table below for the twelve months ended December 31, 2025, 2024 and 2023:

	Twelve Months Ended December 31, 2025		Twelve Months Ended December 31, 2024		Twelve Months Ended December 31, 2023
Geographic Region	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total

	($ in millions, except for percentages)
Australia/Asia	$89.5	4.7%	$113.2	6.0%	$120.7	7.9%
Europe	95.4	5.0	90.8	4.8	61.9	4.1
United Kingdom & Ireland	41.3	2.2	52.8	2.8	39.2	2.6
United States & Canada (1)	1,234.6	64.8	1,077.2	57.1	805.4	53.0
Worldwide excluding the United States (2)	39.0	2.0	33.2	1.8	28.8	1.9
Worldwide including the United States (3)	316.6	16.6	419.7	22.3	384.8	25.3
Other (4)	88.7	4.7	98.9	5.2	80.2	5.2
Total	$1,905.1	100.0%	$1,885.8	100.0%	$1,521.0	100.0%
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
Aspen Re’s gross written premiums by principal line of business were as follows for the twelve months ended December 31, 2025, 2024 and 2023:

	Twelve Months Ended December 31, 2025		Twelve Months Ended December 31, 2024		Twelve Months Ended December 31, 2023
Line of Business	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total

	($ in millions, except for percentages)
Casualty reinsurance	$871.2	45.7%	$763.3	40.5%	$558.9	36.7%
Property catastrophe reinsurance	404.1	21.2	430.2	22.8	366.6	24.1
Other property reinsurance	348.3	18.3	408.8	21.7	384.2	25.3
Specialty reinsurance	281.5	14.8	283.5	15.0	211.3	13.9
Total	$1,905.1	100.0%	$1,885.8	100.0%	$1,521.0	100.0%
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
Specialty Reinsurance: Specialty reinsurance is written on an excess of loss and proportional basis and consists of mortgage reinsurance, marine, energy, technical lines (including nuclear and contingency), agriculture, terrorism, health and other specialty lines. Our specialty agricultural reinsurance business covers crop and multi-peril business. Other specialty lines include reinsurance treaties and some insurance policies covering policyholders’ interests in marine, energy, contingency, terrorism, engineering, nuclear, medical expense and personal accident. Aspen ceased writing new and renewal reinsurance for the aviation, space and bloodstock business lines from October 2022.
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
In January 2022, Aspen Holdings and certain of its subsidiaries entered into the LPT, which amended and restated the Adverse Development Cover Agreement, dated as of March 2, 2020, previously entered into between Enstar and the Aspen Group (the “Original Agreement”). The LPT transaction successfully closed in May 2022.
Under the terms of the LPT, Enstar’s subsidiary will reinsure net losses incurred on or prior to December 31, 2019 on all of the Company’s net loss reserves of $3,120.0 million as of September 30, 2021. The LPT provides for a limit of $3,570.0 million in consideration for a premium of $3,160.0 million. The amount of net loss reserves ceded, as well as the premium and limit amounts provided under the LPT, have been adjusted for claims paid between October 1, 2021 and the closing date of the transaction. The premium includes $2,610.1 million of premium previously paid with respect to reserves ceded under the Original Agreement, which will continue to be held in trust accounts to secure the Enstar subsidiary’s obligations under the LPT. The incremental new premium will initially be held in funds withheld accounts in their original currencies maintained by the Company but will be released to the trust accounts maintained by the Enstar subsidiary no later than September 30, 2025. The funds withheld by the Company will be credited with interest at an annual rate of 1.75% plus, for periods after October 1, 2022, an additional amount equal to 50% of the amount by which the total return on the Company’s investments and cash and cash equivalents exceeds 1.75%. Under the LPT, the Enstar subsidiary has assumed claims control of the subject business, pursuant to the provisions of an administrative services agreement subsequently entered into between the parties in June 2022.
For further information regarding the LPT, please refer to Item 4, “Information on the Company” – “Legal Proceedings.”
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

Risk Governance
Board of Directors. The Company’s Board of Directors (the “Board”) considers effective identification, measurement, monitoring, management and reporting of the risks facing our business to be key elements of its responsibilities and those of the Chief Executive Officer and management. Matters relating to risk management that are reserved for the Board include approval of the internal controls and risk management framework and any changes to the Aspen Group’s risk appetite statement and key risk limits. The Risk Committee of the Board received regular reports at each scheduled meeting, or more frequently as needed, covering risk management processes, which include, among others, the design, operation, use and limitations of the internal model. The internal model is an economic capital model which has been developed internally for use in certain business decision-making processes, the assessment of risk-based capital requirements and for various regulatory purposes. As a result of these arrangements and processes, the Board, assisted by management and the various standing committees of the Board (the “Board Committees”), is able to exercise effective oversight of the operation of the risk management strategy described in “— Risk Management Strategy” below.
As at December 31, 2025 and through to the effective date of the Merger, the Board delegated oversight of the management of certain key risks to its Risk, Audit, Investment, Conflicts, Compensation and Nominating and Corporate Governance committees (together, the “Board Committees”). The Audit and Conflicts Committees were comprised entirely of independent directors and all Board Committees are structured to ensure appropriate and objective challenge of, and discussion with, management. The chairs of the Board Committees report regularly to the Board on the committees’ discussions, and in any event at each of the regular meetings of the Board. In addition, the Board Committees may facilitate informational calls with management from time to time where required and in accordance with the Company’s operating guidelines.
In connection with the Merger, the Investment Committee, Conflicts Committee, Compensation Committee and the Nominating and Corporate Governance Committee were dissolved in February 2026.
Risk Committee:  The Risk Committee assisted the Board in its oversight of the framework that governs risk management and solvency assessment practices group-wide as articulated in the Board approved Group Risk Policy. This specifically included oversight of processes undertaken by management to identify, evaluate and mitigate the material risks to the Group’s strategic objectives, as well as monitoring adherence to the Board approved Risk Appetite Framework, solvency indicators, risk tolerance criteria, and key risk limits. The matters considered by the Risk Committee included cybersecurity trends and events as well as general compliance and data privacy matters. For more information regarding oversight of cybersecurity risks, refer to Item 16K, “Cybersecurity.”
Audit Committee:  The Audit Committee is primarily responsible for assisting the Board in its oversight of the integrity of the financial statements. The Audit Committee is also responsible for reviewing the adequacy and effectiveness of the Company’s internal controls, relating to the accounting and financial reporting process of the Company and audits of the Company’s financial statements, and oversight of both internal and external auditors. In addition, the Audit Committee oversees the Company’s compliance with applicable laws and regulations, as well as related party and conflict of interest matters (to the extent not within the remit of the Conflicts Committee). The members of the Audit Committee regularly meet with management, the Internal Audit function and the Company’s independent, registered public accounting firm to review matters relating to the quality of financial reporting and internal accounting controls, including the nature, extent and results of their audit.
Conflicts Committee: As at December 31, 2025 and through to the effective date of the Merger, the Conflicts Committee reviewed certain material transactions between Aspen Holdings and/or its subsidiaries and Apollo or Apollo’s non-Aspen affiliates that may present a conflict of interest. As described further herein, in connection with, and shortly following the effective date of, the Merger, the Conflicts Committee was dissolved in February 2026, with certain of its responsibilities transitioning to the Board. Refer to Item 6A for further details.
Investment Committee: As at December 31, 2025 and through to the effective date of the Merger, the Investment Committee supported the Board in its oversight responsibilities by reviewing and monitoring the management and performance of the investment function of the Aspen Group, including the review of the investment strategy and annual investment plan and the ongoing monitoring of the Aspen Group’s investment managers, including the governance and control framework in place in connection therewith. As described further herein, in connection with, and shortly following the effective date of, the Merger, the Investment Committee was dissolved in February 2026, with certain of its responsibilities transitioning to the Board. Refer to Item 6A for further details.

Compensation Committee: As at December 31, 2025 and through to the effective date of the Merger, the Compensation Committee was formally constituted in March 2025 in connection with the IPO and assisted the Board in its oversight duties in respect of the compensation philosophy and strategy of the Aspen Group and its subsidiaries, including, but not limited to, approval of the Group’s policies relating to the compensation of its employees, the approval of any issuance of equity or equity-based securities and oversight of the compensation of the Company’s Group Chief Executive Officer, key senior employees, executive officers and non-employee directors. As described further herein, in connection with, and shortly following the effective date of, the Merger, the Compensation Committee was dissolved in February 2026, with certain of its responsibilities transitioning to the Board. Refer to Item 6A for further details.
Nominating and Corporate Governance Committee: The Nominating and Corporate Governance Committee was formally constituted in March 2025 in connection with the IPO and, as at December 31, 2025, and through to the effective date of the Merger, assisted the Board in its oversight of the evaluation of management and the Board, including the Board Committees, corporate governance matters and practices and make recommendations to the Board in relation thereto, and identify, evaluate and nominate individuals qualified to become Board members and to recommend to the Board director nominees for approval by shareholders at the annual general meetings of shareholders. As described further herein, in connection with, and shortly following the effective date of, the Merger, the Nominating and Corporate Governance Committee was dissolved in February 2026, with certain of its responsibilities transitioning to the Board. Refer to Item 6A for further details.
As from the effective date of the Merger, the responsibilities previously reserved for the Group Executive Committee and its associated Management Committees have been transitioned to the executive officers and other members of senior management of the Company and its affiliates. Refer to Item 6A for further details.
Management Committees: As at December 31, 2025 and through the effective date of the Merger, the Group Chief Executive Officer maintained an executive committee (the “Group Executive Committee”), which is the primary executive committee of the Company. It is comprised of global heads of key functions and other key business leads and is responsible for advising the Group Chief Executive Officer and assisting in the execution of his responsibilities to the Board, including with respect to matters relating to the overall strategy and conduct of the Aspen Group’s business.
There are various standing committees (the “Executive Management Committees”) of the Group Executive Committee, which have oversight of certain business, operational and risk management processes and support the Group Executive Committee in the achievement of its objectives. Membership of the Executive Management Committees includes members of the Group Executive Committee, and the structure of the meetings of the Group Executive Committee contemplates appropriate reporting and feedback from the Executive Management Committees. As of December 31, 2025 and through to the effective time of the Merger, these included:
Underwriting Committee: The primary purpose of the Underwriting Committee is to assist the Group Executive Committee through oversight of the design, implementation and operation of the strategic direction of the underwriting function of the Aspen Group, including the review and management of overall underwriting risk and appetite across the Insurance and Reinsurance underwriting segments and all underwriting platforms and legal entities, as well as the coordination of ceded reinsurance placements and approvals.
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
The Group Executive Committee previously maintained a Marketing and Communications Committee and a Sustainability Committee, which were dissolved in Q4 2025.
As from the effective date of the Merger, the responsibilities previously reserved for the Group Executive Committee and its associated Management Committees have been transitioned to the executive officers and other members of senior management of the Company and its affiliates. Refer to Item 6A for further details.
In addition to the Group Executive Committee, the Group Chief Executive Officer maintains a Group Disclosure Committee, which assists the Group Chief Executive Officer and the Group Chief Financial Officer, as the Company’s certifying officers, in fulfilling their duties for oversight of the accuracy and timeliness of any disclosures made by the Company to ensure that the Company meets its legal and regulatory obligations. This includes the review and approval of disclosures and reports, in accordance with its governance framework, and the maintenance and oversight of a management committee responsible for overseeing compliance with the Sarbanes-Oxley Act, as amended, to the extent applicable.
Risk Management Strategy
As at December 31, 2025 and up until the effective time of the Merger, Aspen operates an integrated enterprise-wide risk management strategy designed to protect shareholder value and enable sustainable profitable growth while providing a high level of policyholder protection and regulatory compliance. The execution of our integrated risk management strategy is based on:
•Establishing and maintaining an internal control and risk management system based on a three lines of defense model, with clear allocation of responsibilities between risk-taking units (“first line”), risk management and oversight functions (“second line”) and independent assurance (provided by Internal Audit) (“third line”);
•identifying material risks to the achievement of the Aspen Group’s objectives including emerging risks;
•Articulating, at Group level, our risk appetite and a consistent set of key risk limits which translate the risk appetite into measurable criteria and provide the primary control for accumulated risk exposures;
•Cascading risk appetites and key risk limits for material risks to each risk-assuming operating subsidiary;
•measuring, monitoring, managing and reporting risk positions and trends;
•Utilizing the Internal Model, subject to an understanding of its limitations, to test strategic and tactical business decisions and to assess compliance with the risk appetite statement; and
•Undertaking stress and scenario testing, including reverse stress testing, to help us better understand and develop contingency plans for the potential effects of extreme events or combinations of events on capital adequacy and liquidity.

Risk Appetite Statement.  The Risk Appetite specifies, at a high level, the principles that define how and where Aspen seeks to deploy its financial resources in support of its strategic objectives. The Risk Appetite provides the foundation for strategic planning and decision-making. It sets out boundary conditions and limits for the level of risk we assume, together with a statement of the reward we aim to receive for this level of risk. Our risk appetite statement comprises the following components:
•Risk preferences: Aspen distinguish between “core” and “non-core” risks. Core risks comprise those risks which are inherent in the operation and value creation strategy of our business, including insurance risks in respect of our underwriting operations and market risks in respect of our investment activity.
We actively seek core risks with a view to generating shareholder value but seek to manage the resulting volatility in our earnings and financial condition within the limits defined by our risk appetite. All other risks are classified as non-core. We seek, to the extent we regard as reasonably practicable and economically viable, to avoid or minimize our exposure to non-core risks.

•Return objective:  Aspen seeks to maximize risk-adjusted returns to meet the financial obligations to shareholders. To meet this objective, Aspen seeks to take risks for which it is adequately compensated and employs active portfolio management to maximize total returns.
•Volatility objective: Aspen focuses on long-term sustainable performance and aims to consistently maximize underwriting profitability while minimizing the inherent volatility of operating results, both in absolute terms and as a percentage of planned earnings.
•Capital objective:  Aspen’s capital risk appetite is based on the objective to maintain a capital position in normal operating conditions that is sufficient to absorb a large loss and allow the Group to continue to meet market and client expectations, satisfy Aspen’s rating ambitions and meet regulatory requirements.
•Liquidity objective: Aspen Group’s liquidity risk appetite is to meet obligations as they come due, even under stressed conditions.
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

Natural Catastrophe Risk: Aspen is exposed to an accumulation of losses arising from a natural catastrophe event. The following discussion of the Company’s natural catastrophe Probable Maximum Loss (PMLs) information contains forward-looking statements based upon assumptions and expectations concerning the potential effect of future events that are subject to uncertainties. See Item 3D, “Risk Factors” for further information. Any of these risk factors could result in actual losses that are materially different from the Company’s PML estimates below.
Natural catastrophe risk is a source of significant aggregate exposure for the Company and is managed by setting risk tolerance and limits, as discussed above. Natural catastrophe perils can impact geographic regions of varying size and can have economic repercussions beyond the geographic region directly impacted.
The Company’s worldwide estimated net PML exposures (net of retrocession and reinstatement premiums) as at January 1, 2026 and January 1, 2025 were as follows:

	As at January 1, 2026
($ in millions, except for percentages)	1-in-100 year PML (1)	1-in-100 year PML as % of Shareholders’ Equity (1)	1-in-250 year PML (1)	1-in-250 year PML as % of Shareholders’ Equity (1)
Worldwide All Perils (2)	$268.9	7.4%	$376.6	10.4%

	As at January 1, 2025
($ in millions, except for percentages)	1-in-100 year PML (1)	1-in-100 year PML as % of Shareholders’ Equity (1)	1-in-250 year PML (1)	1-in-250 year PML as % of Shareholders’ Equity (1)
Worldwide All Perils (2)	$242.2	7.2%	$329.9	9.8%
_______________
(1)    Based on total shareholders’ equity of $3,625.1 million and $3,371.9 million as at December 31, 2025 and 2024, respectively. The estimates reflect Aspen’s view of the modelled maximum losses at the return periods shown which include input from various third-party vendor models and Aspen’s proprietary adjustments to these models and planned reinsurance purchases. Catastrophe loss experience may materially differ from the modelled PMLs due to limitations in one or more of the models or uncertainties in the application of policy terms and limits.
(2)    Includes all natural catastrophe perils where Aspen has identified an appropriate stochastic model, such as hurricanes, typhoons, wildfire, earthquakes, etc., and includes a loading for non-modelled classes for our most material peril regions.
From January 1, 2025 to January 1, 2026, gross exposure was relatively flat with small increases during the year offset by exposure reductions due to market conditions at January 1, 2026. The increase in net exposure was driven by changes to reinsurance protection. Less ACM was placed for 2026 with fronted participants moving into run-off increasing the reinsurance segment net position. For the insurance segment, the main cat cover was placed with lower attachment but less limit providing more working protection but increasing tail exposure at Group level from 1-in-100 year PMLs upwards. Mid-year resets of the cat bond and ILWs also increased exposure from 1-in-50 year PMLs upwards. An updated view of risk was introduced for European windstorm which had a minor impact slightly increasing tail exposure.
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

The following tables show our gross written premiums by broker and agent for each of our business segments for the twelve months ended December 31, 2025, 2024 and 2023:

	Twelve Months Ended December 31, 2025		Twelve Months Ended December 31, 2024		Twelve Months Ended December 31, 2023
Reinsurance	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total

	($ in millions, except for percentages)
Marsh & McLennan Companies, Inc.	$591.6	31.0%	$610.7	32.4%	$461.3	30.3%
Aon Corporation	425.6	22.3	472.7	25.1	395.3	26.0
Arthur J Gallagher	269.6	14.2	307.6	16.3	213.0	14.0
Others	618.3	32.5	494.8	26.2	451.4	29.7
Total	$1,905.1	100.0%	$1,885.8	100.0%	$1,521.0	100.0%

	Twelve Months Ended December 31, 2025		Twelve Months Ended December 31, 2024		Twelve Months Ended December 31, 2023
Insurance	Gross Written Premiums	% of Total	Gross Written Premiums	% of Total (1)	Gross Written Premiums	% of Total (1)

	($ in millions, except for percentages)
Arthur J Gallagher (UK) Limited	$360.5	13.0%	$299.4	11.0%	$137.6	5.6%
Aon Corporation	281.2	10.1	269.8	9.9	251.0	10.3
Marsh & McLennan Companies, Inc.	276.8	10.0	287.3	10.5	245.7	10.0
Ryan Specialty	253.5	9.2	201.6	7.4	271.9	11.1
AmWINS Group Inc	156.2	5.6	132.7	4.9	137.6	5.6
Willis Group Holdings, Ltd.	116.5	4.2	116.3	4.3	75.9	3.1
Counterpart, Inc.	98.2	3.5	17.3	0.6	11.8	0.5
CRC Swett	82.4	3.0	87.0	3.2	82.7	3.4
Lockton Inc	81.9	3.0	78.9	2.9	60.6	2.5
Euclid	73.8	2.7	78.8	2.9	97.2	4.0
Others	987.1	35.7	1,154.4	42.4	1,074.6	43.9
Total	$2,768.1	100.0%	$2,723.5	100.0%	$2,446.6	100.0%
___________________
(1)    The prior periods are re-presented to ensure consistency and replicate the current year breakdown for the addition of new material brokers and/or agents.

Claims Management
The Group’s Claims Team are a separate function within Aspen. We have a staff of experienced claims professionals who are structured into three core teams, which are Insurance, Reinsurance and Claims Operations. The Insurance and Reinsurance teams are organized by portfolio with the Claims Operations team working across both teams. The Group Claims team operates under a global structure designed to achieve consistency and efficiencies across all lines of business. We have developed processes and internal business controls for identifying, tracking and settling claims, and authority levels have been established for all individuals involved in the reserving and settlement of claims.

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
Under the terms of the LPT with Enstar, Enstar has assumed claims control of the subject business since closing of the transaction and entrance on June 30, 2022 into an administrative services agreement, which sets forth the operational framework for the handling of the subject business. Claims Handling Guidelines were entered into setting out the management and oversight of the subject business. These guidelines ensure Enstar’s claims handling aligns to Aspen’s claims processes, procedures and philosophy with Enstar operating within Aspen’s claims handling systems. Aspen continues to handle certain claims on the subject business under “shared services.” The transaction presents certain operational and reputational risks for the Company, including in respect of claims management. For a description of the risks, refer to Item 3, “Risk Factors — Risks Related to Our Business — Other Operational Risks — We rely on the execution of internal processes to maintain our operations and the operational risks that are inherent to our business, including those resulting from fraud or employee errors or omissions, may result in financial losses.”
In addition, for further information, please refer to Item 4, “Information on the Company” – “Legal Proceedings.”
Reserves
Under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and applicable insurance laws and regulations in the countries where we operate, we are required to establish loss reserves for the estimated unpaid portion of the ultimate liability for losses and loss expenses under the terms of our policies and agreements with our insured and reinsured customers. The process of estimating these reserves involves a considerable degree of judgment and, as of any given date, is inherently uncertain. For a full discussion regarding our loss and loss expenses reserving process, refer to Item 5, “Operating and Financial Review and Prospects — Critical Accounting Estimates — Reserving Approach” and, in connection with the risks associated therewith, Item 3D, “Risk Factors — Risks Related to Our Business — Re)insurance Risks — Our financial condition and operating results may be adversely affected if actual claims exceed our loss reserves.” The Reserve Committee oversees the development of the Aspen Group-level reserves.
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

As at December 31, 2025, we maintained an Asset and Liability Management Committee, which reports into the Group Executive Committee. The Group Chief Investment Officer is a voting member of the Asset and Liability Management Committee and provides updates as appropriate to the Group Investment Committee of the Board at its regular meetings, which in turn reports up to the Board. The primary purpose of the Asset and Liability Management Committee is to oversee the management of the Company’s asset and liability management framework, including in relation to interest rate, liquidity, foreign exchange, credit and inflation risks across its assets and liabilities, as well as the development of, and monitoring the adherence to, associated policies and procedures, and review of key assumptions relating to the Company’s investment strategy underpinning the development of the Company’s annual business plan as might impact asset and liability outcomes, in collaboration with other business functions.
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

Certain Regulatory Considerations
General
The business of insurance and reinsurance is regulated in most countries, although the degree and type of regulation varies significantly from one jurisdiction to another. Compliance obligations are increasing in most jurisdictions as the focus on insurance regulatory controls has escalated in recent years, with particular emphasis on regulation of solvency, risk management and internal controls. The discussion below summarizes the material laws and regulations applicable to our Operating Subsidiaries and, where relevant, Peregrine. Our companies have met or exceeded the solvency margins and ratios applicable to them under relevant laws and regulations as at December 31, 2025.
Group Supervision
As at December 31, 2025 and up until the effective time of the Merger, the Bermuda Monetary Authority (the “BMA”) acts as the group supervisor of the Aspen Group and has named Aspen Bermuda as the designated insurer for the Aspen Group. The Insurance Act 1978, as amended (the “Insurance Act”) and related group supervision regulations (collectively, the “Group Supervision Regime”) set out provisions regarding group supervision and the responsibilities of the designated insurer. The Group Supervision Regime is in addition to the regulation of the Operating Subsidiaries in their local jurisdictions.
As the Aspen Group supervisor, the BMA performs a number of functions including: (i) coordinating the gathering and dissemination of relevant or essential information for going concern or emergency situations, including the dissemination of information which is of importance for the supervisory task of other competent authorities; (ii) carrying out supervisory reviews and assessments of the insurance group; (iii) carrying out assessments of the Aspen Group’s compliance with the rules on solvency, risk concentration, intra-group transactions and good governance procedures; (iv) planning and coordinating through regular meetings held at least annually (or by other appropriate means) with other competent authorities, supervisory activities in respect of the insurance group, both as a going concern and in emergency situations; (v) coordinating enforcement actions that may need to be taken against the insurance group or any of its members; and (vi) planning and coordinating meetings of colleges of supervisors in order to facilitate the carrying out of the functions described above. As the designated insurer, Aspen Bermuda is required to facilitate and maintain compliance by the Aspen Group with the Insurance Act and the Group Supervision Regime.
The Insurance Amendment (No.2) Act 2025 (the “Amended Act”) came into force on January 7, 2026, which updated the Insurance Act in a number of ways to reflect the BMA’s proposals under the consultation paper, 'Proposed Enhancements to the Insurance Group Supervision Framework', which was released on December 4, 2024 (the “Group Supervision Consultation Paper”) and the subsequent stakeholder letter dated May 6, 2025, which set out the BMA's responses to the feedback it received from industry stakeholders on the Group Supervision Consultation Paper. The Amended Act has introduced mandatory group supervision by the BMA where an insurance group is either (i) headed by a specified insurer; or (ii) has an ultimate parent company (which is a body corporate) that is incorporated in Bermuda. For this purpose, a 'specified insurer' would be a Class 3A, 3B, 4, C, D, or E insurer (or such other class of insurer designated by the BMA). In addition to mandatory group supervision, the Amended Act introduces the concept of a 'designated insurance holding company'. This does not replace the current roles and responsibilities attributed to the 'designated insurer', but it provides the BMA with the ability to transition group supervision to a non-regulated insurance holding company within the group, should it determine that effective supervision of the insurance group would be better dealt with at the insurance holding company level. Accordingly, the BMA may now designate and register the following as a 'designated insurance holding company': (i) ultimate parent company incorporated in Bermuda; (ii) intermediate holding company incorporated in Bermuda; (iii) specified insurer that heads an insurance group; or (iv) head of an internationally active insurance group. If one of the aforementioned entities is registered as a 'designated insurance holding company', the BMA will be able to extend its powers of supervision and enforcement to such 'designated insurance holding company' as if it were a Bermuda registered insurer, which would allow the BMA to extend certain powers to such entities (including reporting powers and certain powers or intervention). The Amended Act has also introduced certain changes to the "material change" provisions that apply to insurance groups, including the requirement for the designated insurer to seek the BMA's 'no-objection' to an amalgamation, acquisition or merger of any member of an insurance group and other key notification changes.
The lead regulator for the Sompo group holding company system, which includes the Aspen Group, is the Japan Financial Services Agency. As of the effective time of the Merger, the BMA remains the sub-group supervisor for the Aspen Group, and Aspen Bermuda remains the designated insurer for the Aspen Group. The Aspen Group is a wholly-owned subsidiary of Endurance Specialty Insurance Ltd., which is the designated insurer for the Sompo International Holdings Ltd. sub-group, of which the BMA is also the sub-group supervisor. Any reporting obligations with respect to group supervision over the Aspen Group by the BMA are expected to cease after completion of the 2025 year-end filings and BMA sub-group supervision will carry on at the Sompo International Holdings Ltd. level only.

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
In addition, every insurance group must maintain available statutory capital and surplus in an amount equal to or exceeding its ECR. The ECR is determined either by reference to the BSCR model or an approved internal capital model. The Aspen Group currently relies on the BSCR model to establish its ECR. The BMA also expects insurance groups to operate at or above a group Target Capital Level (“TCL”), which the BMA has set at 120% of the group ECR. The Aspen Group holds capital in excess of its TCL as at December 31, 2025. While an insurance group is not currently required to maintain its statutory capital and surplus at this level, the TCL serves as an early warning tool for the BMA and failure to maintain statutory capital at least equal to the TCL will result in additional reporting requirements and enhanced regulatory monitoring, as well as the submission of a remediation plan to restore capital above the TCL.
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
Enhanced Capital Requirements. Similar to the Group requirements, in order to minimize the risk of a shortfall in capital arising from an unexpected adverse deviation, the BMA expects Class 4 insurers such as Aspen Bermuda to maintain a TCL equal to 120% of its ECR. As at December 31, 2025, Aspen Bermuda holds capital in excess of its TCL.
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
The characteristics of the capital instruments that must be satisfied to qualify as Tier 1 Capital, Tier 2 Capital, and Tier 3 Capital are set out in the Insurance (Eligible Capital) Rules 2012, as amended. Under these rules, Tier 1 Capital, Tier 2 Capital, and Tier 3 Capital may include capital instruments that do not satisfy the requirement that the instrument be non-redeemable or settled only with the issuance of an instrument of equal or higher quality upon a breach, or if it would cause a breach, in the ECR until January 1, 2027.
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
In addition, our Bermuda companies, including Aspen Holdings, Aspen Bermuda and ACML, must comply with the provisions of the Companies Act 1981, as amended (the “Companies Act”), which, amongst other matters, regulates the payment of dividends and distributions. A Bermuda company may not declare or pay a dividend or make a distribution out of contributed surplus if there are reasonable grounds for believing that: (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of the company’s assets would thereby be less than its liabilities.

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
Similarly where a person becomes, or ceases to be, a 10%, 20%, 33% or 50% shareholder controller of an insurance broker or insurance manager (as is the case for ACML), that shareholder shall, within 14 days, notify the BMA in writing that such shareholder has become, or as a result of a disposition ceased to be, a shareholder controller of any such category. Accordingly, ACML must notify the BMA in writing if any person becomes, or ceases to be, a 10%, 20%, 33%, or 50% shareholder controller within 45 days of the acquisition or disposition.
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
Similarly, each designated insurer is required to give notice to the BMA of any material change in respect of the insurance group of which it is a member. This obligation will apply to Aspen Bermuda, as the designated insurer of the Aspen Group, for which the BMA acts as group supervisor. See “—Group Supervision” for more details on the changes to the Group Supervision Regime arising out of the Amended Act.
Further, all registered insurance brokers and insurance managers, including ACML, are required to give the BMA 14 days' notice of their intention to effect a material change within the meaning of the Insurance Act (including, but not limited to, the failure to comply with a condition imposed by the BMA, involvement in any criminal proceedings (including by a shareholder controller or officer), a cyber reporting event (as such term is defined in the Insurance Act) and an amalgamation with, acquisition of, or merger with another firm).
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
Segregated Account Companies. Peregrine is also registered as a segregated accounts company under the Bermuda Segregated Accounts Companies Act 2000, as amended. As a segregated accounts company, Peregrine is required to segregate the assets and liabilities linked to their respective segregated accounts from the assets and liabilities linked to their other respective segregated accounts and from their general account assets and liabilities. The segregated account representative of a segregated accounts company has the duty to inform the Registrar of Companies in relation to solvency matters and non-compliance, where applicable.

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
Privacy & Cybersecurity Laws
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

In addition, the Insurance Amendment Act of 2020 became operative in August 2020 and requires entities regulated by the BMA to provide notice to the BMA of certain cyber security events. As a result, the BMA’s Insurance Sector Operational Cyber Risk Management Code of Conduct (“Cyber Risk Code”), which includes a series of minimum and recommended cyber security standards, became effective on January 1, 2021. The Cyber Risk Code is designed to promote the stable and secure management of information technology systems of regulated entities and requires that all registrants implement their own technology risk programs, determine what their top risks are and develop an appropriate risk response. This requires all registrants to develop a cyber risk policy which is to be delivered pursuant to an operation cyber risk management program and appoint an appropriately qualified member of staff or outsourced resource to the role of Chief Information Security Officer. The role of the Chief Information Security Officer is to deliver the operational cyber risk management program. The Insurance (Group Supervision) Amendment Rules 2022, effective January 1, 2023, enhance the regime by imposing a requirement to report cyber events when an insurance group has knowledge, or reason to believe, that an event resulting in a significant adverse impact to the group's operations, policyholders or clients has occurred within, at most, 72 hours and additionally within 14 days of the notification, the group must furnish the BMA with a report setting out known particulars of the case.
In November 2021, the board of directors of Aspen Bermuda approved a cyber risk policy. The board of directors of Aspen Bermuda must review and approve such policy on at least an annual basis, and reaffirmed its adoption of the cyber risk policy in November 2025. The BMA will assess a registrant’s compliance with the Cyber Risk Code in a proportionate manner relative to the nature, scale and complexity of its business. While it is acknowledged that some registrants will use a third party to provide technology services and that they may outsource their information technology resources (for example, to an insurance manager where applicable), when so outsourced, the overall responsibility for the outsourced functions will remain with the registrant’s board of directors. Failure to comply with the requirements of the Cyber Risk Code will be taken into account by the BMA in determining whether a registrant is conducting its business in a sound and prudent manner as prescribed by the Insurance Act and may result in the BMA exercising its powers of intervention and investigation.
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

In March 2025, the FCA issued feedback statement 25/2 announcing a programme to simplify firms’ compliance with the consumer duty. In its September 2025 progress update, the FCA stated that implementation is progressing and that further consultations and publications are expected in 2026, aligned with its 2025/26 priorities, and confirmed that it does not intend to introduce a prescriptive rulebook but will instead rely on targeted consultations and supervisory activity, including multi-firm and sector-specific reviews, to support consistent implementation and improved customer outcomes. Separately, as part of its broader initiative to streamline insurance rules to support growth and innovation, the FCA issued policy statement PS25/21 introducing optional changes, including permitting co-manufacturers to appoint a lead firm for product design and approval obligations and removing the minimum annual product review requirement, effective December 9, 2025. The U.K. general insurance market has already seen significant interventions in relation to specific products and business lines where the FCA believes customers are not receiving fair value and/or that commissions levels received by distributors cannot be justified by the services they provide.
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
On July 15, 2025, the FCA issued consultation paper CP25/21 (with a corresponding PRA consultation for dual-regulated firms) proposing targeted “phase 1” changes to streamline the SM&CR while preserving its core accountability objectives, including greater flexibility in approval, certification and reporting processes. The FCA has indicated that a policy statement will follow, with implementation expected in mid-2026, and that further “phase 2” reforms may be developed in coordination with His Majesty’s Treasury’s (“HM Treasury”), including potential legislative changes.
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
Similar to PRA and/or FCA approval, a person seeking to acquire “control” of or increase its control over AMAL is required to obtain Lloyd’s prior consent (and the same thresholds noted above apply in this context). Any person seeking to acquire “control” of or increase its control over AUL is required to obtain Lloyd’s prior consent (again, the same thresholds noted above apply in this context).
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

Aspen UK has been permitted to continue to collect premiums and pay claims, in all E.U. jurisdictions where it had live risks and/or claims as at Brexit, other than Sweden. In Denmark, Spain and the Netherlands this was under transitional arrangements which expired in 2021, 2022 and 2023, respectively. Transitional arrangements in Ireland expire in 2035. Aspen UK has taken steps to ensure compliance with all post-Brexit local regulatory requirements; this includes action (including novation) to ensure that valid Swedish claims can be settled, and seeking to ensure in jurisdictions with time-limited transitional arrangements that all policies had expired or been novated, and claims where it is the lead insurer settled prior to the expiry of such arrangements. One Spanish claim in litigation continues. Following the March 17, 2023 deadline in the Netherlands, however, we were subsequently made aware that the novation of one coverholder risk had not in fact completed before the deadline; this was reported to DNB (the Dutch regulator). We were informed on July 28, 2023 that the matter had been referred to the DNB’s enforcement team, but as of March 10, 2026, the DNB have taken no further action. Cancellation and re-writing of the risk onto Lloyd’s Insurance Company with a March 17, 2023 effective date was completed to resolve the situation, and the DNB so informed. For more information, see “Risk Factors — Risks Related to Our Business — Regulatory Risks — The United Kingdom’s withdrawal from the European Union has had, and may continue to have, an adverse impact on our business, results of operations and financial condition.”
U.K. Prudential Regime for Insurers - Reforms Post Brexit. Aspen UK and AUL (by virtue of being a Lloyd’s corporate member) are required to meet economic risk-based solvency requirements that were originally set out by the E.U. directive covering the capital adequacy, risk management and regulatory reporting for insurers (the “Solvency II Directive”). Prior to Brexit, the Solvency II Directive, together with European Commission delegated and implementing acts and guidance issued by the European Insurance and Occupational Pensions Authority, had been adopted by the PRA in the United Kingdom and set out classification and eligibility requirements, including the features which capital must display in order to qualify as regulatory capital.
Following the UK’s departure from the European Union, the EU (Withdrawal) Act 2018, as amended, transposed all applicable direct EU legislation into domestic U.K. law, ensuring the continuing application of Solvency II under the U.K.’s financial services regulatory regime. In November 2022, HM Treasury set out the U.K. government’s final reform package on the Solvency II framework in the U.K. (“Solvency U.K.”). Significant changes introduced by these reforms included the reduction in risk margin by 30% for non-life insurers and the removal of branch capital requirements. In June 2023, the Financial Services and Markets Act 2023 (“FSMA 2023”) received royal assent. FSMA 2023 provided a framework for the revocation of retained E.U. law in financial services (including Solvency U.K.) and its replacement with corresponding regulators’ rules (in the case of Solvency II, mainly in the PRA’s Rulebook).
The Insurance and Reinsurance Undertakings (Prudential Requirements) (Risk Margin) Regulations 2023 came into force on December 31, 2023 and modified the current risk margin calculation. The other reforms forming part of Solvency U.K. became effective on December 31, 2024 on the implementation of the PRA’s Policy Statement PS15/24 (Review of Solvency II: Restatement of assimilated law). The PRA has stated that these reforms and restatement of rules provide a new regulatory framework for maintaining the safety and soundness of insurance firms and protecting their policyholders, and that the PRA will continue to evolve its prudential regulatory framework for the insurance sector.
Capital Requirements under the U.K. Prudential Regime
Aspen UK is required to maintain a minimum margin of solvency (known as “own funds”) equivalent to their Solvency Capital Requirements (“SCR”) at all times, the calculation of which depends on the type and amount of insurance business written as well as reserve, credit, market and operational risks. To cover similar risks, AUL is required to maintain funding equivalent to its Lloyd’s Economic Capital Assessment which is valued by reference to syndicates’ SCRs. The financial resources maintained in support of the SCR must be adequate, both as to amount and quality, to ensure that there is no significant risk that an entity’s liabilities cannot be met as they fall due. If the PRA with respect to Aspen UK or Lloyd’s with respect to Aspen Lloyd’s considers that there are insufficient capital resources, it can impose additional requirements in relation to the amount and quality of the resources it considers necessary. Any failure to comply with such requirements introduced by regulators can result in intervention by regulators or the imposition of sanctions, which could have an adverse effect on Aspen UK’s and/or Aspen Lloyd’s results and financial position.

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
In addition, Aspen UK is required to submit quarterly and annual filings with the PRA including an annual Solvency and Financial Condition Report, which must be posted on Aspen’s website. Aspen UK must submit an annual ORSA to the PRA and AMAL must submit an ORSA policy at an agent level to Lloyd’s and an ORSA report (covering the syndicate under management) to Lloyd’s. The ORSA report is produced annually and provides a summary of all the activity and processes during the preceding year to assess and report on risks and ensure that our overall solvency needs are met at all times, and which will include a forward-looking assessment. It also explains the linkages between business strategy, business planning and capital and risk management processes. Further, Aspen UK and AMAL may need to perform an additional ORSA and submit the corresponding ORSA report to the PRA and/or Lloyd’s, following any significant change in its risk profile. In 2021, the PRA granted Aspen UK a waiver for five years absolving it from the requirement to produce certain regulatory returns at the U.K.-sub-group level due to Aspen Bermuda being subject to equivalent group supervision.
From June 30, 2026, the PRA may require a U.K. insurer to provide a Solvent Exit Analysis (“SEA”) on request. Subject to limited exceptions, insurers are expected to maintain an SEA setting out how an orderly solvent wind-down would be achieved, with content proportionate to the firm’s size, business model and risk profile. The PRA expects the SEA to address key exit actions, risks, triggers, resource and funding needs, governance and communications. Where a solvent exit becomes a realistic prospect, firms are expected to prepare a Solvent Exit Execution Plan and to manage the exit in line with PRA supervisory expectations.
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

The most prominent “material outsourcing” rules that apply to Aspen UK and AMAL are set out in the PRA’s supervisory statements, “Outsourcing and third party risk management” (SS2/21) and “Operational resilience: Impact tolerances for important business services” (SS1/21). Aspen UK and AMAL are subject to additional related requirements under Solvency U.K. The PRA and the FCA are also progressing proposals on operational incident and material third-party reporting, set out in CP24/28 and CP17/24, alongside the critical third parties oversight regime.
Pursuant to these rules, certain rights pertaining to Aspen UK and AMAL must be included in any material outsourcing agreements, including: (i) the right for Aspen UK and AMAL to receive information from the service provider about the performance of the services; (ii) the right for Aspen UK and AMAL to instruct the service provider in respect of these functions; and (iii) the right for Aspen UK and AMAL, their external auditors and the U.K. Regulators to audit the service provider. See “Material Contracts.” Aspen UK and AMAL are also required to notify the U.K. Regulators of any new material outsourcing arrangement or material amendments to current material outsourcing agreements and obtain their “non-objection” in relation to them before they can be executed or be materially amended by the parties.
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

Restrictions on Dividend Payments.  The company law of England and Wales prohibits English companies, including Aspen UK, AMAL, AUL, AUKSSL, and other subsidiaries of ours organized under the company law of England and Wales, from declaring dividends to their shareholders unless they have profits available for distribution. The determination of whether a company has profits available for distribution is based on its accumulated realized profits and other distributable reserves less its accumulated realized losses. While the U.K. insurance regulatory rules impose no general restrictions on a general insurer’s ability to declare a dividend, the PRA’s rules require each authorized insurance company within its jurisdiction to maintain its solvency margin at all times, and any action to declare or pay a dividend in breach of SCR without a PRA waiver may result in the firm’s shares being rendered ineligible for Tier 1 treatment. Accordingly, Aspen UK, Aspen Lloyd’s (acting through AMAL), and AUL may not pay a dividend if the payment of such dividend would result in their SCR coverage ratio falling below certain levels. In addition, any future changes regarding regulatory requirements, including those described above, may restrict the ability of Aspen UK, AMAL, AUL and AUKSSL to pay dividends in the future.
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
In December 2025, the PRA published policy statement PS25/25, together with supervisory statement SS5/25, which replaces SS3/19. These publications update and clarify the PRA’s expectations on climate-related risk management, aligning them with evolving international standards. The updated expectations took effect on publication, and the PRA expects firms to complete an internal gap analysis and develop an implementation plan within six months. In addition, consistent with the PRA’s expectations under the SM&CR, responsibility for identifying and managing client-related financial risks should be allocated to an appropriate senior management function and reflected in relevant governance documentation.
In October 2021, Lloyd’s published their guidance for managing agents (such as AMAL) on best practices for establishing an ESG strategy and framework. The guidance focuses on integrating ESG within business planning and operations, engagement with the value chain, and policies and conditions. This guidance was supplemented by additional guidance issued by Lloyd’s in July 2024.
On November 28, 2023, the FCA published Policy Statement 23/16 which set out its final rules and guidance on the sustainability disclosure requirements and investment labels regime (“the “SDR” regime). As part of this regime, the FCA introduced, among other things, a general ‘anti‑greenwashing’ rule, which is applicable to Aspen UK, AMAL and AUKSSL, to clarify that sustainability-related claims must be clear, fair and not misleading. The general ‘anti-greenwashing’ rule came into force on May 31, 2024 and the FCA also published guidance (FG 24/3) on the expectations for FCA authorized firms subject to the general ‘anti-greenwashing rule’ which took effect at the same time. The FCA has stated that it will keep the SDR regime under review and may propose further changes, including in relation to the anti-greenwashing rule.
In March, 2025, the PRA and FCA issued a statement to confirm that, they will not introduce new diversity and inclusion rules and will not revisit the issue until after any related legislation is implemented. In July 2025, the FCA issued consultation paper CP25/18 proposing amendments to the Code of Conduct (“COCON”) to address serious non-financial misconduct; these were finalized in December 2025 in policy statement PS25/23. The changes, which align non-bank SM&CR firms more closely with the standards applicable to banks, apply to all FCA-authorised firms (such as Aspen UK, AMAL, and AUKSSL) and individuals subject to COCON and the fit and proper test and will take effect on September 1, 2026 without retrospective application. For further information refer to “Risk Factors — Risks Related to Our Business— Strategic Risks—Increasing scrutiny and evolving expectations from investors, customers, regulators, policymakers and other stakeholders regarding environmental, social and governance matters may adversely affect our reputation or otherwise adversely impact our business and results of operations.”

Brexit and the U.K. GDPR. Following the United Kingdom’s departure from the European Union, commonly referred to as Brexit, the European Union General Data Protection Regulation’s (the “E.U. GDPR”) data protection obligations continue to apply to the United Kingdom under the so called “U.K. GDPR”. The U.K. GDPR exists alongside the U.K. Data Protection Act 2018 (as amended by the U.K. Data (Use and Access) Act 2025) which implements certain derogations in the U.K. GDPR into U.K. law. Under the U.K. GDPR, companies not established in the U.K. but who process personal data (i.e., information which identifies or from which an individual is identifiable) in relation to the offering of goods or services to individuals in the United Kingdom, or to monitor their behavior will be subject to the U.K. GDPR and will be required to appoint a data protection representative in the U.K., provided certain exceptions are not met. Otherwise, the requirements of the U.K. GDPR are currently similar to those of the E.U. GDPR and as such, may lead to similar compliance and operational costs. For information on E.U. GDPR and U.K. GDPR, refer also to “Risk Factors—Risks Related to Our Business—Other Operational Risks—Compliance with ever evolving national, federal, state, and international laws relating to the handling of information collected from or about individuals involves significant expenditure and resources, and any failure by us or our vendors to comply may result in significant liability, negative publicity and/or an erosion of trust, which could materially adversely affect our business, results of operations and financial condition.”
In addition, Brexit has implications for transfers of personal data between the UK and the EEA and vice versa. Transfers of personal data from the U.K. to the EEA and vice versa are unrestricted and do not require additional safeguards since the EEA has formally declared the UK’s data protection regime as “adequate” and similarly the UK has formally approved the adequacy of the EU. As a result, transfers of personal data from the EEA to the UK, and vice versa, remain unrestricted and do not require any additional safeguards. The duration of the current adequacy decision will expire on December 27, 2031, at which point the European Commission can decide whether to extend the adequacy decision for a further period up to a maximum of another four years.
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

The GDPR regulates cross-border transfers of personal data out of the EEA and the U.K. Case law from the Court of Justice of the European Union (“CJEU”) states that reliance on the standard contractual clauses – a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism – alone may not necessarily be sufficient in all circumstances, and that transfers must be assessed on a case-by-case basis and supported by a transfer impact assessment followed by the implementation of additional protection measures as appropriate. On October 7, 2022, President Biden signed an Executive Order on ‘Enhancing Safeguards for United States Intelligence Activities’ which introduced new redress mechanisms and binding safeguards to address the concerns raised by the CJEU in relation to data transfers from the EEA to the United States and which formed the basis of the new E.U.-U.S. Data Privacy Framework (“DPF”), as released on December 13, 2022. The European Commission adopted its adequacy decision in relation to the DPF on July 10, 2023, rendering the DPF effective as an E.U. GDPR transfer mechanism to U.S. entities self-certified under the DPF. On October 12, 2023, the U.K. Extension to the DPF came into effect (as approved by the U.K. Government) as a U.K. GDPR data transfer mechanism to U.S. entities self-certified under the U.K. Extension to the DPF. We currently rely on the E.U. standard contractual clauses and the U.K. Addendum to the EU standard contractual clauses and the U.K. International Data Transfer Agreement, as relevant, to transfer personal data outside the EEA and the U.K. with respect to both intragroup and third party transfers. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. In particular, we expect the DPF adequacy decision may still be challenged and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by E.U. regulators. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, we could suffer additional costs, complaints and/or regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes; we may have to implement revised standard contractual clauses for existing intragroup, customer and vendor arrangements within required time frames; and/or it could otherwise affect the manner in which we provide our services, and could adversely affect our business, operations and financial condition.
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
E.U. / U.K. AI Laws and Regulations. The EU has developed a standalone law to govern the offering and use of AI systems in the EU (the “AI Act”) which entered into force on August 1, 2024. The AI Act applies in phases depending on the regulatory requirement in question from February 2025 to August 2027, when all provisions of the AI Act will apply. The AI Act imposes regulatory requirements onto AI system providers, importers, distributors, and deployers, in accordance with the level of risk involved with the AI system (“unacceptable”, “high”, “limited”, and “minimal” risk). General-purpose AI systems have also been made subject to a number of requirements – mostly akin to the requirements that apply to high-risk AI systems under the AI Act.
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

We are assessing the scope of application, impact, and risk of these AI and cyber developments in the E.U. and the U.K. on our business and will continue to assess this moving forward. Compliance with these new AI and cyber laws and regulations may require substantial amendments to our procedures and policies and the changes could adversely impact our business by increasing operational and compliance costs or impact business practices. Further, there is a risk that the amended policies and procedures will not be implemented correctly or that individuals within the business will not be fully compliant with the new procedures. If there are breaches of these measures, we could face significant litigation, government investigations, administrative and monetary sanctions as well as reputational damage, which may have a material adverse effect on our operations, financial condition and prospects.

Branch Regulations
General
Aspen UK and Aspen Bermuda are required to meet local capital requirements and make required local regulatory filings in connection with their respective branch office operations.
Change of Control
Similar to the types of regulation noted above with respect to U.S. and U.K. (see “—U.K. and E.U. Insurance Regulation—Change of Control” and “—U.S. Insurance Regulation—Change of Control”), persons acquiring shares at or above the thresholds noted above may need to notify or obtain approval from regulators of the branches of Aspen Bermuda and/or Aspen UK in Australia, Canada, Singapore and Switzerland, all of which were obtained as part of the Merger.
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

Australia
Aspen UK established an Australian branch in 2008 whose activities are regulated by the Australian Prudential Regulation Authority (“APRA”). Aspen UK is also registered by the Australian Securities and Investments Commission as a foreign company in Australia under the Corporations Act of Australia 2001. Aspen UK’s Australia branch ceased underwriting new or renewal business as at December 31, 2021; Aspen UK filed its formal run-off under APRA regulation on March 25, 2025.
In 2021, the Company formed Aspen Australia Service Company Pty Ltd. (“AASC”), a coverholder which underwrote reinsurance business on behalf of Syndicate 4711 at Lloyd’s. AASC ceased writing new or renewal business in AASC effective as at October 31, 2022. AASC’s physical office in Australia closed as at March 31, 2023 and the Company is reviewing its strategy for the AASC legal entity.
For additional information on our branches, refer to Item 18,“Note 21—Commitments and Contingencies” to our consolidated financial statements.
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
Each member of Lloyd’s is required to contribute a percentage of that member’s underwriting capacity for the relevant year of account to the Lloyd’s central fund (the “Central Fund”). If a member of Lloyd’s is unable to pay its debts to policyholders, the Council of Lloyd’s may exercise its discretion to pay the policyholder from Lloyd’s Central Fund. If Lloyd’s determines that the Central Fund needs to be increased, it has the power to assess premium levies on current Lloyd’s members. In addition, the Council of Lloyd’s has discretion to call or assess up to an additional 5% of a member’s underwriting capacity in any one year as a Central Fund contribution. Our syndicate capacity for the 2026 underwriting year is £1,300.0 million (2025— £1,300.0 million).
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
Other Matters
In 2017, the European Commission opened an investigation into alleged anti-competitive practices in the aviation insurance segment by Aspen UK and other carriers and brokers in the market, but subsequently confirmed in 2021 that it had discontinued its investigation. A similar investigation was opened by the Competition and Consumer Commission of Singapore (“CCCS”) in early 2021, and Aspen UK provided initial responses to the CCCS. No specific feedback or request for further information has been received since such time and it appears that the matter has been removed from the Singapore public register on enforcement actions and investigations. In addition, a similar investigation was commenced in 2017 by the Brazilian anti-trust regulator, CADE, and, in 2022, formal allegations of anti-competitive practices in this segment have been alleged against Aspen UK and others in the market, including both brokers and carriers. A formal defense has been lodged by Aspen UK but has been rejected by CADE. Aspen UK has also filed expert evidence. CADE’s formal investigation stage concluded in February 2026 with a recommendation to find that the conduct of certain defendants, including Aspen UK, was anti-competitive. The matter is now referred to the CADE Tribunal for formal decision. We continue to engage with local and onshore counsel through the dispute resolution process.
U.S. Regulation
General. Our U.S. operations are subject to extensive governmental regulation and supervision by the states and jurisdictions in which insurance entities operating in the United States are domiciled, licensed and/or eligible to conduct business. AAIC is licensed to write insurance on an admitted basis in all 50 U.S. states, the District of Columbia, Puerto Rico, Guam and the U.S. Virgin Islands. Aspen Specialty is licensed in North Dakota and is eligible to write surplus lines policies in all 50 U.S. states, Puerto Rico and the District of Columbia. Aspen UK and Syndicate 4711 are not licensed to write insurance on an admitted basis in any state in the United States, but are alien insurers eligible to write surplus lines business in all 50 U.S. states, the District of Columbia, Puerto Rico and other U.S. jurisdictions based on their listing in the Quarterly Listing of Alien Insurers of the International Insurers Department (“IID”) of the National Association of Insurance Commissioners (“NAIC”), the organization that works to promote standardization of best practices and assists state insurance regulatory authorities and insurers in the United States by promulgating model insurance laws and regulations for adoption by the states. However, model insurance laws and regulations are only effective when adopted by the states. Pursuant to IID requirements, Aspen UK and Syndicate 4711 have established a U.S. surplus lines trust fund to secure obligations under U.S. surplus lines policies. As of December 31, 2025, Aspen UK’s and Syndicate 4711’s surplus lines trust fund was $155.2 million (December 31, 2024 — $150.2 million).
The insurance laws and regulations of our U.S. subsidiaries’ domiciliary states have the most significant impact on our U.S. operations as well as the lead state regulator of an insurance holding company system. AAIC is domiciled in Texas and Aspen Specialty is domiciled in North Dakota. As of December 31, 2025, and prior to the effective time of the Merger, AAIC and Aspen Specialty were deemed to be part of the Apollo Global Management Group holding company system. Following the completion of the Merger, AAIC and Aspen Specialty ceased to be part of the Apollo Global Management Group holding company system.
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
Although the U.S. federal government does not directly regulate the insurance business, federal legislation and administrative policies in several areas can significantly affect the insurance business. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) established the Federal Insurance Office (the “FIO”) within the U.S. Department of the Treasury headed by a Director appointed by the Treasury Secretary. While currently not having a general supervisory or regulatory authority over the business of insurance, the Director of the FIO performs various functions with respect to insurance, and any associated actions could ultimately lead to changes in the regulation of insurers and reinsurers in the United States. In addition, AAIC is a certified surety company approved by the U.S. Department of the Treasury and is subject to federal regulations related to Treasury certified sureties.

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
As a result of the NAIC’s Solvency Modernization Effort, which dates back to 2008, in 2014, the NAIC adopted the Corporate Governance Annual Disclosure Model Act, which has been enacted by our domestic states of Texas and North Dakota. The model law requires insurers to make an annual confidential filing regarding their corporate governance policies. In addition, the NAIC adopted the Risk Management and Own Risk and Solvency Assessment Model Act (“ORSA”), which also has been adopted by Texas and North Dakota. ORSA requires insurers to maintain a risk management framework and conduct an internal risk and solvency assessment of the insurer’s material risks in normal and stressed environments. Many state insurance holding company laws, including those of Texas and North Dakota, have also been amended to require insurers to file an annual confidential enterprise risk report with their lead state regulator, disclosing material risks within the entire holding company system that could pose an enterprise risk to the insurer.
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
State Risk-Based Capital Regulations.  U.S. insurers are subject to risk-based capital (“RBC”) guidelines that provide a method to measure the total adjusted capital (statutory capital and surplus plus other adjustments) taking into account the specific risk characteristics of the insurer’s investments and products. The risk-based capital requirement for property and casualty insurers measures: (i) underwriting risk, which is the risk of errors in pricing and reserves; (ii) asset risk, which is the risk of asset default for fixed assets and loss-in-market value for equity assets; (iii) credit risk, which is the risk of losses from unrecoverable reinsurance and the inability of insurers to collect agents’ balances and other receivables; and (iv) off-balance sheet risk, which is primarily the risk created by excessive growth. The capital requirements for each risk category are determined by applying specified factors to assets, premiums, reserves and other items, with higher factors for items with greater underlying risk and lower factors for items with less risk. The formula is used by insurance regulators as an early warning tool to identify deteriorating or weakly capitalized companies for the purpose of initiating corrective company action or regulatory action. Insurers having less statutory surplus than required by the RBC model formula will be subject to varying degrees of regulatory action depending on the level of capital inadequacy. As of December 31, 2025, AAIC and Aspen Specialty exceeded the levels that would require company action or regulatory action.

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
In 2017, cybersecurity rules took effect for financial institutions, insurers and certain other companies supervised by the New York Department of Financial Services (the “NYDFS Cybersecurity Regulation”), such as AAIC, which is licensed in New York. The NYDFS Cybersecurity Regulation imposes significant regulatory requirements intended to protect the confidentiality, integrity and availability of information systems, and the information stored within, such as requirements regarding governance, incident planning, training, data management, system testing and regulator notification in the event of certain cybersecurity events. On November 1, 2023, NYDFS announced its adoption of the second amendment of the NYDFS Cybersecurity Regulation, which took effect April 29, 2024. The amendments included significant changes, such as (i) expanding the types of cybersecurity events that require timely notification to the NYDFS; and (ii) requiring enhancements to an entity’s written policies and procedures related to remote access, vulnerability management, data retention and access privileges. Additionally, the NYDFS previously issued a circular letter in February 2021 announcing its Cyber Insurance Risk Framework which describes best practices for NYDFS-regulated insurers use to manage cyber insurance risk. While the circular letter does not establish new legal standards, it does reflect the NYDFS’ interpretation of existing legal and regulatory requirements, and combined with the updated cybersecurity regulations, indicates the increased obligations, expectations and scrutiny on licensed entities’ cybersecurity programs. The NYDFS has issued several industry letters detailing agency guidance regarding cybersecurity matters including the use of multi-factor authentication and ransomware prevention, and has been increasingly aggressive in enforcing its cybersecurity regulations. We anticipate that the NYDFS will continue to examine the cybersecurity programs of financial institutions in the future and such examinations may result in additional expenditure of resources and regulatory scrutiny.
In April 2024, the Department of Homeland Security’s Cybersecurity and Infrastructure Security Agency published a proposed set of Cyber Incident Reporting for Critical Infrastructure Act Reporting Requirements. The proposal includes broadly applicable reporting requirements for entities in the financial services sector, including a requirement that “substantial” cyber incidents be reported to the agency within 72 hours and ransom payments be reported to the agency within 24 hours. The final rule is expected to be published in May 2026.
In 2017, the NAIC also adopted the Insurance Data Security Model Law (the “Cybersecurity Model Law”). The Cybersecurity Model Law requires insurers, insurance producers and other entities required to be licensed under state insurance laws to comply with certain requirements under state insurance laws, such as developing and maintaining a written information security program, overseeing the data security practices of third-party vendors, and providing notice of certain data breaches. As with all NAIC model laws, this Insurance Data Security Model Law must be adopted by a state before becoming law in such state. The Cybersecurity Model Law closely resembles the NYDFS Cybersecurity Regulation and, as of February 1, 2025, a version of the Cybersecurity Model Law has been adopted by more than half of the U.S. states.

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
U.S. States, including Colorado, Utah and California, have passed comprehensive general AI legislation, and many other states are considering such legislation to govern and manage risk of the development and deployment of AI technologies. For instance, Colorado also recently enacted a comprehensive AI law, Consumer Protections for Interactions with Artificial Intelligence Systems, which went into effect on February 1, 2026, and which applies to “high-risk AI systems” which include AI systems used in insurance and financial or lending services. Unlike certain state privacy laws, this law does not exempt entities subject to the GLBA.
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
The Dodd-Frank Act authorized the U.S. Department of the Treasury and the Office of the U.S. Trade Representative to negotiate covered agreements governing certain matters relating to insurance with foreign jurisdictions, including reinsurance collateral, group supervision and exchange of information between supervisory authorities. Such covered agreements could pre-empt state insurance laws. Pursuant to this authority, in September 2017, the U.S. federal authorities and the European Union signed a covered agreement (the “E.U. Covered Agreement”) to address, among other things, group supervision and reinsurance collateral requirements and, in anticipation of Brexit, the United States and the United Kingdom signed a covered agreement in December 2018 consistent with the U.S. and E.U. agreement (the “U.K. Covered Agreement” and, together with the E.U. Covered Agreement, the “Covered Agreements”). The United States also released a “Statement of the United States on the Covered Agreement with the European Union” (the “Policy Statement”) providing the U.S.’s interpretation of certain provisions in the E.U. Covered Agreement. In terms of reinsurance, both Covered Agreements eliminate collateral and local presence requirements for alien reinsurers that satisfy certain criteria, including being domiciled in a “reciprocal jurisdiction.” In 2019 the NAIC adopted additional revisions to its Credit for Reinsurance Model Law and Model Regulation (together, the “2019 Amended Credit for Reinsurance Model Act”) to conform to the reinsurance collateral elimination requirements of the Covered Agreements. All states, including Texas and North Dakota, have adopted the 2019 Amended Credit for Reinsurance Model Act. The NAIC has approved Bermuda as a “reciprocal jurisdiction.” As of the date of this report, Aspen Bermuda has been approved as a reciprocal jurisdiction reinsurer eligible for zero collateral in all 50 states.

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
LPT
Cavello Bay commenced proceedings against the Company in the State of Connecticut Superior Court on August 22, 2025. The case was subsequently refiled in the Supreme Court of the State of New York on October 17, 2025. Cavello Bay claims that the Company has breached the LPT in the following respects: (i) by refusing to comply with the Company’s contractual obligations to identify and pay or credit premiums collected after October 1, 2021 in respect of the reinsured policies (the “Collected Premium Issue”). Cavello Bay suggests that this claim amounts to a sum in excess of $150 million plus prejudgment interest; (ii) by refusing to comply with the Company’s contractual obligations to pay claims with dates of loss after January 1, 2020 under contracts that straddle the period before and after that date (the “Straddle Account Issue”). Cavello Bay claims that the Company is responsible for more than $50 million in paid claims and reserves which are currently allocated to Cavello Bay; and (iii) by refusing to apply proper dates of loss to construction defect claims where the loss occurred partially or entirely after December 31, 2019 (the “Construction Defect Issue”). Cavello Bay claims that the Company’s share of Construction Defect claims will exceed $100 million. The Company intends to vigorously defend against these claims and has appointed the law firms Troutman Pepper Locke and DWF to represent it. In line with these firms’ recommendations, the Company is: (a) fully defending each of Cavello Bay’s claims, and (b) bringing certain counterclaims.

C. Organizational Structure
Following the Company’s IPO in May 2025 and until completion of the Merger on February 24, 2026, a majority of the Company’s Ordinary Shares were owned by the Apollo Shareholders, which are affiliates of certain investment funds managed by affiliates of Apollo Global Management, Inc., a leading global investment manager. The common stock of Apollo Global Management, Inc. and certain preferred shares of its subsidiary, Apollo Asset Management, Inc., are publicly traded on the NYSE. As of February 24, 2026 and following the closing of the Merger, Sompo is the sole shareholder of the Company’s Ordinary Shares. The Company’s Preference Shares remain listed on the NYSE.
The Company’s principal operating subsidiaries at December 31, 2025 are as follows:

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
Refer to Exhibit 8.1 to this report for a listing of all the Company’s direct and indirect wholly-owned subsidiaries as at December 31, 2025.
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

Item 5.        Operating and Financial Review and Prospects
The following is a discussion and analysis of our financial condition and results of operations for the twelve months ended December 31, 2025 and 2024. This discussion and analysis should be read in conjunction with our audited consolidated financial statements and related notes contained in Item 18 of this report. The discussion below includes forward-looking statements, which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. See Item 5G, “Safe Harbor” below and Item 3D, “Risk Factors” of this report for a discussion of risks and uncertainties. The discussions below include certain measurements that are considered “non-GAAP financial measures” under SEC rules and regulations. See Item 5H, “Reconciliation of Non-GAAP Financial Measures” for definitions and tables that reconcile these measures to U.S. GAAP.
For a discussion and analysis of our results of operations for 2024 compared to 2023, refer to the disclosures set forth under the heading “Item 5, Operating and Financial Review and Prospects — A. Operating Results”, on pages 81-96 of our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 19, 2025.

A. Operating Results
Our consolidated financial statements are prepared in accordance with U.S. GAAP. The discussions that follow include tables and commentary relating to our consolidated income statement and our segmental operating results for the twelve months ended December 31, 2025, 2024 and 2023 and should be read in conjunction with our audited consolidated financial statements and related notes contained in this report. This discussion contains forward-looking statements that involve risks and uncertainties and that are not historical facts, including statements about our beliefs and expectations. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and particularly under the headings “Risk Factors,” “Business Overview” and “Cautionary Statement Regarding Forward-Looking Statements” contained in Item 3D and Item 4, and the “Explanatory Note” of this report, respectively.
Operating highlights
•Gross written premiums of $4,673.2 million in 2025 increased by 1.4% from 2024, primarily driven by new business growth and growth with existing cross-class program partnerships. This growth was partially offset by reductions in certain property lines due to rate decreases in the current market and management’s decision to not underwrite business which did not meet our profitability expectations.
•Overall underwriting income of $370.8 million (combined ratio of 86.9%) for 2025, including $151.5 million, or 5.3 combined ratio points, of pre-tax catastrophe losses related to significant industry events, including the California wildfires and other weather-related events. Underwriting income of $345.8 million (combined ratio of 87.9%) for 2024, which included $187.3 million, or 6.5 combined ratio points, of pre-tax catastrophe losses, related to significant industry events, including Hurricane Milton, floods in Dubai, Hurricane Helene, the Francis Scott Key Bridge event and other weather-related events.
~~•~~Net favorable prior year loss reserve development, on accident years 2020 onwards, of $127.3 million, or 4.5 combined ratio points for 2025, compared with net adverse development for 2024 of $0.6 million, or 0.0 combined ratio points.
•Adjusted underwriting income of $390.5 million (adjusted combined ratio of 86.2%) for 2025 includes an adjustment to remove a loss of $19.7 million for the net impact of the LPT. Adjusted underwriting income represents the performance of our business for accident years 2020 onwards. Adjusted underwriting income of $380.8 million (adjusted combined ratio of 86.8%) for 2024 included an adjustment to remove a loss of $35.0 million for the net impact of the LPT.
•Our capital markets business contributed total fee income of $194.4 million in the twelve months ended December 31, 2025, an increase of $25.4 million compared to $169.0 million in 2024. Income from ACM’s activities represents ceding commissions and is accounted for as a reduction to acquisition expenses. Third-party capital grew to $2,724.5 million as at December 31, 2025, compared with $2,207.4 million at December 31, 2024.
•Operating return on average equity was 15.9% for 2025 compared with 19.4% in 2024.

Shareholders’ equity
Total shareholders’ equity increased by $253.2 million, or 7.5%, from $3,371.9 million as at December 31, 2024 to $3,625.1 million as at December 31, 2025, the most significant movements of which were as follows:
•on January 1, 2025, the Company redeemed all of its issued and outstanding 5.950% Fixed-to-Floating Perpetual Non-Cumulative Preference Shares (the “AHL PRC Shares”) for an aggregate amount of $275.0 million;
•an increase of $290.3 million in retained earnings due to net income of $340.2 million, partially off-set by $45.5 million in dividends on our Preference Shares and the reclassification of $4.4 million of share issuance costs following the redemption of our AHL PRC Shares;
•other comprehensive income of $191.8 million, which included $136.9 million of net unrealized gains on available for sale investments, a $49.8 million net gain in foreign currency translation on investments classified as available for sale and a $5.1 million net gain in the value of hedged foreign exchange contracts;
•an increase of $41.7 million in additional paid-in capital due to share-based compensation.
As at December 31, 2025, our book value per ordinary share was $31.85, compared with a book value per ordinary share of $26.44 as at December 31, 2024.
As at December 31, 2025, our total shareholders’ equity included Preference Shares of $725.0 million less issuance costs of $25.1 million (2024 — $1,000.0 million less issue costs of $29.5 million).
On June 13, 2025, the Company closed its offering of $300.0 million aggregate principal amount of its 5.750% Senior Notes due 2030. The net proceeds from the offering, net of debt issuance costs, were $296.8 million, and the proceeds were used to repay the $300.0 million 2026 Term Loan.
As at December 31, 2025, the Company had approximately $269 million (December 31, 2024 — $379 million) of remaining limit available on our LPT contract, representing 25.9% of our 2019 and prior accident year outstanding reserves. This contract provides protection against deterioration on these accident years, significantly limiting Aspen’s exposure to the risk of unfavorable development from these accident years, and strengthens our balance sheet.
On August 27, 2025, the Company entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) under which Aspen was acquired by a wholly-owned indirect subsidiary of Sompo Holdings, Inc. (“Sompo”), a leading global provider of commercial and consumer property and casualty (re)insurance. On February 24, 2026, following the receipt of all required regulatory approvals, the transaction closed. As a result of the transaction, 100% of the Company’s Ordinary Shares are indirectly owned by Sompo. The Company’s Ordinary Shares were delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended. For more information regarding this transaction, refer to Note 1 of our consolidated financial statements, “History, Organization and Business Combination” and the “Explanatory Note” on page 2 of this report.

Consolidated Group Result

	Twelve Months Ended December 31,
	2025	2024	2023

	($ in millions, except for percentages)
Underwriting Revenues
Gross written premiums	$4,673.2	$4,609.3	$3,967.6
Net written premiums	2,836.0	2,942.6	2,581.9
Net earned premiums	2,831.9	2,889.7	2,614.5
Underwriting Expenses
Losses and loss adjustment expenses	(1,546.7)	(1,717.8)	(1,553.0)
Acquisition costs	(422.4)	(420.2)	(380.2)
General and administrative expenses	(492.0)	(405.9)	(354.5)
Underwriting income	$370.8	$345.8	$326.8

Other Income and Expense
Corporate and other expenses	$(102.6)	$(97.3)	$(114.0)
Non-operating expenses	(76.8)	(29.9)	(35.1)
Net investment income	326.3	318.0	275.7
Realized and unrealized investment (losses)/gains	(10.9)	(49.5)	14.5
Change in fair value of derivatives	47.5	(21.1)	26.1
Interest expense	(31.7)	(62.1)	(55.2)
Net realized and unrealized foreign exchange (losses)/gains	(78.5)	60.2	(36.2)
Income before income taxes	444.1	464.1	402.6
Income tax (expense)/benefit	(103.9)	22.0	132.1
Net income	340.2	486.1	534.7
Preference share dividends	(45.5)	(54.9)	(49.9)
Preference share redemption costs	(4.4)	—	—
Net income available to ordinary shareholders	$290.3	$431.2	$484.8

Other Metrics
Loss ratio	54.6%	59.4%	59.4%
Expense ratio	32.3	28.5	28.1
Combined ratio	86.9%	87.9%	87.5%

Adjusted combined ratio (1) (2)	86.2%	86.8%	86.4%
Adjusted underwriting income (1) (2)	$390.5	$380.8	$355.3
Operating income (2)	$421.4	$432.5	$367.6
Operating return on average equity (2)	15.9%	19.4%	20.2%
Total return on average cash and investments, pre-tax	6.1%	4.0%	5.7%
_________________
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
(2)    These metrics are non-GAAP financial measures as defined under SEC rules and regulations. Refer to “Reconciliation of Non-GAAP Financial Measures” for further details.

Gross written premiums
The following table sets forth the gross written premiums for our two business segments for the twelve months ended December 31, 2025, 2024 and 2023, and the percentage change in gross written premiums:

	Gross Written Premiums for the Twelve Months Ended December 31,
Business Segment	2025		2024		2023
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Insurance	$2,768.1	1.6%	$2,723.5	11.3%	$2,446.6
Reinsurance	1,905.1	1.0%	1,885.8	24.0%	1,521.0
Total	$4,673.2	1.4%	$4,609.3	16.2%	$3,967.6
Overall gross written premiums increased by 1.4% in 2025 compared to 2024. Gross written premiums in our Insurance segment increased by 1.6% in 2025 compared to 2024. The financial and professional line of business saw continued growth with existing cross-class program partnerships, as well as new business growth in our cyber liability portfolio. The other insurance line of business saw increases in gross written premiums due to new business growth. This was partially offset by reductions in casualty and liability insurance due to a strategic pullback in U.S. primary casualty in response to adverse market conditions, coupled with market pressure in the U.K. First party insurance also saw a decline in gross written premiums due to continued softening trading conditions in the U.S. property market.
Gross written premiums in our Reinsurance segment increased by 1.0% in 2025 compared to 2024, largely driven by new business growth in casualty reinsurance as Aspen Re continues to take advantage of favorable market conditions. This was partially offset by reductions in property catastrophe reinsurance and other property reinsurance, due to rate decreases coupled with our continued disciplined approach to underwriting, as we remain selective in writing business that does not meet our risk appetite given current market conditions.
Ceded written premiums
The following table sets forth the ceded written premiums for our two business segments for the twelve months ended December 31, 2025, 2024 and 2023, and the percentage change in ceded written premiums:

	Ceded Written Premiums for the Twelve Months Ended December 31,
Business Segment	2025		2024		2023
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Insurance	$1,163.2	10.1%	$1,056.6	9.8%	$962.7
Reinsurance	674.0	10.5%	610.1	44.2%	423.0
Total	$1,837.2	10.2%	$1,666.7	20.3%	$1,385.7
Total ceded written premiums in 2025 increased by $170.5 million, or 10.2%, compared to 2024. Changes in our reinsurance program decreased our retention ratio, which is defined as net written premiums as a percentage of gross written premiums, from 63.8% in 2024 to 60.7% in 2025. Ceded written premiums increased for both our Insurance and Reinsurance segments. This was primarily due to an increase in the level of reinsurance purchased on our financial and professional lines insurance and our casualty reinsurance lines of business.
Net earned premiums
The following table sets forth the net earned premiums for our two business segments for the twelve months ended December 31, 2025, 2024 and 2023, and the percentage change in net earned premiums:

	Net Earned Premiums for the Twelve Months Ended December 31,
Business Segment	2025		2024		2023
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Insurance	$1,623.8	2.5%	$1,584.0	8.5%	$1,460.0
Reinsurance	1,208.1	(7.5)%	1,305.7	13.1%	1,154.5
Total	$2,831.9	(2.0)%	$2,889.7	10.5%	$2,614.5
Net earned premiums decreased by $57.8 million, or 2.0%, in 2025 compared to 2024 due to an increase of $272.2 million in ceded earned premiums, partially offset by an increase of $214.4 million in gross earned premiums.

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

	Twelve Months Ended December 31,
	2025		2024		2023
	Net Loss Expense	Loss Ratio	Net Loss Expense	Loss Ratio	Net Loss Expense	Loss Ratio
	($ in millions)	%	($ in millions)	%	($ in millions)	%
Current accident year losses, excluding catastrophe losses	$(1,502.8)	53.1%	$(1,494.9)	51.8%	$(1,372.1)	52.5%
Catastrophe losses	(151.5)	5.3	(187.3)	6.5	(120.1)	4.6
Current accident year	(1,654.3)	58.4	(1,682.2)	58.3	(1,492.2)	57.1
Prior year favorable/(adverse) reserve development — Post-LPT years	127.3	(4.5)	(0.6)	—	(32.3)	1.2
Adjusted losses and loss adjustment expenses (1)	(1,527.0)	53.9	(1,682.8)	58.3	(1,524.5)	58.3
Impact of the LPT	(19.7)	0.7	(35.0)	1.1	(28.5)	1.1
Total losses and loss adjustment expenses	$(1,546.7)	54.6%	$(1,717.8)	59.4%	$(1,553.0)	59.4%
_______________
(1)    Adjusted losses and loss adjustment expenses and the adjusted loss ratio are non-GAAP financial measures as defined under SEC rules and regulations. The calculation of the adjusted loss ratio is presented above. Refer to “Reconciliation of Non-GAAP Financial Measures” for further details.
The overall loss ratio was 54.6% for the twelve months ended December 31, 2025, a decrease of 4.8 percentage points compared to 59.4% for the twelve months ended December 31, 2024. Losses and loss adjustment expenses decreased from $1,717.8 million in 2024 to $1,546.7 million in 2025. This was mainly due to the following:
Current accident year losses, excluding the impact of catastrophe losses. Current accident year losses, excluding the impact of catastrophe losses, contributed $1,502.8 million or 53.1 percentage points for 2025 compared to $1,494.9 million or 51.8 percentage points for 2024. The expense has remained consistent year on year, with the increase in the associated loss ratio predominantly due to a change in business mix following the premium growth in Casualty reinsurance.
Catastrophe losses. Catastrophe losses contributed $151.5 million or 5.3 percentage points for the twelve months ended December 31, 2025 compared to $187.3 million or 6.5 percentage points for the twelve months ended December 31, 2024. Catastrophe losses in 2025 include losses associated with the California wildfires and other weather-related events. Catastrophe losses in 2024 were defined as losses associated with Hurricane Milton, floods in Dubai, Hurricane Helene, the Francis Scott Key Bridge event and other weather-related events. Refer to Item 4B, “Natural Catastrophe Risk”, for details on our PMLs.
Prior year development on post-LPT years. For the twelve months ended December 31, 2025, favorable reserve development for accident years 2020 onwards reduced the loss ratio by 4.5 percentage points. For the twelve months ended December 31, 2024, prior year reserve development on post-LPT years contributed minor adverse development which had no impact on the overall loss ratio.
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
Impact of the LPT. The impact of the LPT includes the impact of prior year reserve development on 2019 and prior accident years, net of the change in the deferred gain recognized in relation to retroactive reinsurance contracts which is primarily driven by the LPT, totaling $19.7 million.

Acquisition costs and general and administrative expenses
We monitor the ratio of expenses to net earned premium as a measure of the cost effectiveness of our acquisition costs, and general and administrative expenses. The table below presents the contribution of the acquisition costs, and general and administrative expenses to the net expense ratios for the twelve months ended December 31, 2025, 2024 and 2023.

	Twelve Months Ended December 31,
Ratios Based on Net Earned Premiums	2025	2024	2023
Acquisition cost ratio	14.9%	14.5%	14.5%
General and administrative expense ratio	17.4%	14.0%	13.6%
Total expense ratio	32.3%	28.5%	28.1%
The acquisition cost ratio remained relatively consistent at 14.9% and 14.5% for 2025 and 2024, respectively, with the movements within the two segments largely offsetting one another. The Insurance segment saw an increase in the acquisition cost ratio due to an increase in delegated underwriting business which attracts a higher acquisition expense, and a reduction in performance related ceding commission. Whereas the Reinsurance segment saw a decrease in the acquisition cost ratio, largely due to higher cessions placed with our capital market partners resulting in an increase in ceding commissions.
The general and administrative expense ratio increased from 14.0% in 2024 to 17.4% in 2025. This increase in general and administrative expenses of $86.1 million, from $405.9 million in 2024 to $492.0 million in 2025, is mainly due to compensation related expenses, which include the impact from inflation and foreign exchange, increased depreciation charge linked to our continued investment in operational excellence enhancements, and higher professional and consulting fees.
Aspen Capital Markets
ACM sources third-party capital and develops reinsurance structures that leverage the Company’s underwriting and analytical expertise and earns underwriting, management and performance fees from third-party investors primarily through the placement and management of collateralized quota share sidecar vehicles.
The following table sets forth a summary of fee income and third-party capital with respect to our ACM activity for the twelve months ended December 31, 2025, 2024 and 2023. The increase in fee income was due to the growth achieved in the third-party capital and greater ceded earned premium, including the expansion of our capital markets business into long-tail casualty lines.

	Twelve Months Ended December 31,
ACM ($ in millions)	2025	2024	2023
Fee income (1)	$194.4	$169.0	$135.5
	As at December 31,
	2025	2024	2023
Third-party capital	$2,724.5	$2,207.4	$1,662.6
_______________
(1)    Fee income earned through cessions to third-party capital vehicles is recorded through underwriting income/(loss) as a decrease to acquisition costs.
Corporate and other expenses
In 2025, we incurred corporate and other expenses of $102.6 million (2024 — $97.3 million). The increase in corporate and other expenses in 2025 compared to 2024 is mainly due to compensation related expenses, which include the impact from inflation and foreign exchange.
Non-operating expenses
In 2025, we incurred non-operating expenses of $76.8 million, which included expenses in relation to replacement share awards that were granted in substitution for legacy share options previously granted to certain employees upon the successful completion of the IPO of $42.5 million, other IPO related costs of $14.3 million, consultancy and legal fees related to the Company’s acquisition by Sompo of $5.0 million, and non-recurring transformation and change activities of $15.0 million.
In 2024, we incurred non-operating expenses of $29.9 million, which included expenses in relation to related party consulting fees paid to Apollo of $5.0 million, and non-recurring transformation and change activities of $24.9 million.

Investment performance
The following table sets forth a summary of total investment returns, average cash and investments and total return on average cash and investments, pre-tax for the twelve months ended December 31, 2025, 2024 and 2023.

	Twelve Months Ended December 31,
	2025	2024	2023

	($ in millions, except for percentages)
Net investment income	$326.3	$318.0	$275.7
Net realized and unrealized investment (losses)/gains	(10.9)	(49.5)	14.5
Change in unrealized gains on available for sale securities (before tax) (1)	171.0	34.1	126.2
Total investment returns	$486.4	$302.6	$416.4

Average cash and investments (2)	$7,941.6	$7,548.1	$7,242.8

Total return on average cash and investments, pre-tax	6.1%	4.0%	5.7%
____________
(1) For a discussion on the change in unrealized gains/(losses) on available for sale securities, please refer to “Other comprehensive income,” below.
(2) Average cash and investments are calculated by taking the average of the opening period and closing period balances for total investments plus cash and cash equivalents.
For the twelve months ended December 31, 2025, net investment income was $326.3 million, an increase of 2.6% from the prior year (2024 — $318.0 million), predominantly due to active rotations of the portfolio to increase yield. The investment portfolio as at December 31, 2025 largely comprised interest income generating fixed income securities. Book yield on the fixed income securities portfolio as at December 31, 2025 was 4.4% compared with 4.2% as at December 31, 2024. Book yield is the yield of the security after adjusting for accretion/amortization of the difference between par value and purchase price.
Total net realized and unrealized investment losses for the twelve months ended December 31, 2025 were $10.9 million (2024 —losses of $49.5 million), which included net unrealized gains of $31.0 million (2024 — gains of $45.3 million). The net realized and unrealized investment losses for the twelve months ended December 31, 2025 were due to realized losses as a result of portfolio rotations, partially offset by unrealized gains on trading assets and unrealized gains due to favorable foreign currency exchange rate movements.
Change in fair value of derivatives
We use derivative instruments to economically hedge foreign currency exposure, in the form of foreign currency forward contracts. We also held an embedded derivative relating to the variable interest expense on the funds withheld arrangement included as part of the Company’s LPT contract. The embedded derivative matured during the twelve months ended December 31, 2025.
For the twelve months ended December 31, 2025, the impact of these derivative contracts on net income was a gain of $47.5 million (2024 — loss of $21.1 million), attributable to foreign exchange contracts that had a gain of $43.9 million (2024 — loss of $34.0 million) and a gain within the LPT embedded derivative of $3.6 million (2024 — gain of $12.9 million).
Interest expense
The following table sets forth a summary of the interest expense for the twelve months ended December 31, 2025, 2024 and 2023:

	Twelve Months Ended December 31,
	2025	2024	2023

	($ in millions)
Interest on LPT Funds Withheld	$13.1	$41.0	$39.6
Interest and fees on the Long-Term Debt	18.6	21.1	15.6
Interest expense	$31.7	$62.1	$55.2
The decrease in the interest expense for the twelve months ended December 31, 2025 was primarily driven by the decrease in the interest expense on the funds withheld account related to the LPT contract. The outstanding funds withheld account balance was settled on September 30, 2025.

Income tax (expense)/benefit
The following table sets forth the income tax (expense)/benefit by jurisdiction for the twelve months ended December 31, 2025, 2024 and 2023:

	Twelve Months Ended December 31,
	2025	2024	2023

	($ in millions)
Bermuda tax	$(9.8)	$(1.3)	$201.1
U.S. tax	(62.7)	(58.3)	(55.4)
U.K. tax	(25.4)	81.4	(5.4)
Other	(6.0)	0.2	(8.2)
Income tax (expense)/benefit	$(103.9)	$22.0	$132.1
The effective tax rate (defined as the tax expense or benefit, divided by the profit or loss before tax), for the twelve months ended December 31, 2025, on profit before tax was 23.4% (2024 — (4.7)%).
The 2024 effective tax rate benefitted from the recognition of a $106.6 million tax benefit from the reversal of brought forward valuation allowances, relating mostly to Net Operating Losses, Deferred Syndicate Losses and Fixed Assets.
On December 27, 2023, the Government of Bermuda enacted the CIT Act, which applies a 15% corporate income tax to certain Bermuda businesses in fiscal years beginning on or after January 1, 2025. The CIT Act includes a provision referred to as the economic transition adjustment, which is intended to provide a fair and equitable transition into the new tax regime and resulted in the recognition of a deferred tax benefit of $201.1 million in 2023.
The effective tax rate is impacted by the relative profitability of the business underwritten in Bermuda, the United Kingdom and the United States, all of which have different income tax rates. Refer to Item 18, Note 11 of our consolidated financial statements, “Income Taxes”, for further details.
Other comprehensive income
Other comprehensive income, net of taxes, was $191.8 million for the twelve months ended December 31, 2025 (2024 — $10.2 million). Other comprehensive income includes a net unrealized gain on the available for sale investment portfolio of $136.9 million (2024 — net unrealized gain of $29.4 million), which consists of a net unrealized gain of $102.6 million (2024 — $18.5 million net unrealized loss) and a reclassification adjustment of $34.3 million (2024 — $47.9 million) related to the realized loss on the sale of available for sale securities. The net unrealized gain was attributable to the impact of reductions in U.S. Treasury yields on our bond portfolios. The remaining movement is due to an unrealized gain in foreign currency translation on available for sale investments of $49.8 million (2024 — $14.1 million unrealized loss), and a $5.1 million unrealized gain (2024 — $5.1 million unrealized loss) on the hedged derivative contracts.

Underwriting Results by Business Segment
We are organized into two reportable business segments, Insurance and Reinsurance. We have determined our reportable segments by taking into account the manner in which management and ultimately the chief operating decision maker determines operating decisions and assesses operating performance. Income or loss for each of the business segments is measured by underwriting income or loss. Underwriting income is the excess of net earned premiums over the sum of losses and loss adjustment expenses, acquisition costs, and general and administrative expenses. Underwriting income or loss provides a basis for management to evaluate the segment’s underwriting performance.
Management measures segment results on the basis of the combined ratio, which is obtained by dividing the sum of the losses and loss adjustment expenses, acquisition costs, and general and administrative expenses by net earned premiums.
Non-underwriting disclosures. We provide additional disclosures for corporate and other (non-operating) income and expenses. Corporate and other income and expenses include: corporate and other expenses, non-operating expenses, net investment income, net realized and unrealized investment gains or losses, changes in fair value of derivatives, interest expenses, net realized and unrealized foreign exchange gains or losses, and income taxes. These income and expense items are not allocated to our business segments as they are not directly related to our business segment operations and this approach is consistent with how management measures the performance of its segments. We do not allocate our assets by business segments as we evaluate underwriting results of each segment separately from the results of our investment portfolio.
Segment income or loss for each of our business segments is measured by underwriting income or loss. Refer to Item 18, Note 3 of our consolidated financial statements, “Segment Reporting” for information on gross and net premiums written and earned, underwriting income or loss, and combined ratios and reserves for each of our business segments.

Insurance
Our Insurance segment consists of financial and professional lines insurance, casualty and liability insurance, specialty insurance, first party insurance, and other insurance. For a more detailed description of this segment, refer to Item 4, “Business Overview — Business Segments — Insurance” and Item 18, Note 3 of our consolidated financial statements, “Segment Reporting.”

	Twelve Months Ended December 31,
	2025	% Change	2024	% Change	2023

	($ in millions, except for percentages)
Underwriting Revenues
Gross written premiums	$2,768.1	1.6%	$2,723.5	11.3%	$2,446.6
Net written premiums	1,604.9	(3.7)%	1,666.9	12.3%	1,483.9
Net earned premiums	1,623.8	2.5%	1,584.0	8.5%	1,460.0
Underwriting Expenses
Current accident year net losses and loss expenses, excluding catastrophe losses	(921.5)	(0.4)%	(924.8)	11.0%	(833.5)
Catastrophe losses	(48.3)	19.3%	(40.5)	22.4%	(33.1)
Prior year reserve development, post LPT years	98.4	nm	(0.8)	(97.0)%	(26.6)
Adjusted losses and loss adjustment expenses (1)	(871.4)	(9.8)%	(966.1)	8.2%	(893.2)
Impact of the LPT	7.0	nm	(10.4)	(78.6)%	(48.7)
Losses and loss adjustment expenses	(864.4)	(11.5)%	(976.5)	3.7%	(941.9)
Acquisition costs	(243.4)	26.0%	(193.2)	12.6%	(171.6)
General and administrative expenses	(303.3)	14.8%	(264.2)	13.0%	(233.9)
Underwriting income	$212.7	41.7%	$150.1	33.3%	$112.6
Adjusted underwriting income (2)	$205.7	28.2%	$160.5	(0.5)%	$161.3

Ratios		% Point Change		% Point Change
Current accident year loss ratio, excluding catastrophe losses	56.7%	(1.6)	58.3%	1.2	57.1%
Catastrophe losses	3.0%	0.4	2.6%	0.3	2.3%
Current accident year loss ratio	59.7%	(1.2)	60.9%	1.5	59.4%
Prior year reserve development ratio, post LPT years	(6.0)%	(6.1)	0.1%	(1.7)	1.8%
Adjusted loss ratio (1)	53.7%	(7.3)	61.0%	(0.2)	61.2%
Impact of the LPT	(0.5)%	(1.1)	0.6%	(2.7)	3.3%
Loss ratio	53.2%	(8.4)	61.6%	(2.9)	64.5%
Acquisition cost ratio	15.0%	2.8	12.2%	0.4	11.8%
General and administrative expense ratio	18.7%	2.0	16.7%	0.7	16.0%
Combined ratio	86.9%	(3.6)	90.5%	(1.8)	92.3%
Adjusted combined ratio (2)	87.4%	(2.5)	89.9%	0.9	89.0%
____________
nm - not meaningful is defined as a variance greater than +/- 100%.
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

Gross written premiums
The table below shows our gross written premiums for each line of business in our Insurance segment for the twelve months ended December 31, 2025, 2024 and 2023, and the percentage change in gross written premiums for each line of business.

	Twelve Months Ended December 31,
Lines of Business	2025		2024		2023
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Financial and professional lines insurance	$1,138.1	8.0%	$1,053.5	5.1%	$1,002.1
Casualty and liability insurance	702.9	(4.8)%	738.2	10.0%	670.9
Specialty insurance	480.0	(0.4)%	481.7	18.2%	407.6
First party insurance	256.8	(11.4)%	289.9	(8.9)%	318.2
Other insurance	190.3	18.8%	160.2	235.1%	47.8
Total	$2,768.1	1.6%	$2,723.5	11.3%	$2,446.6

Gross written premiums increased by 1.6% in 2025 compared to 2024. The increase in financial and professional lines insurance was largely due to continued growth with existing cross-class program partnerships, as well as new business growth in our cyber liability portfolio. The decrease in gross premiums written within casualty and liability insurance was largely attributable to a strategic pullback in U.S. primary casualty in response to adverse market conditions, coupled with market pressure in the U.K. The decrease in first party insurance was predominantly due to continued softening trading conditions in the U.S. property market. The increase in the other insurance lines of business was largely due to new business growth.
Ceded written premiums
Total ceded written premiums for 2025 were $1,163.2 million, an increase of $106.6 million from 2024. This increase was largely driven by an increase in the level of reinsurance purchased protecting our financial and professional lines insurance business line.
Net earned premiums
The table below shows our net earned premiums for each line of business in our Insurance segment for the twelve months ended December 31, 2025, 2024 and 2023, and the percentage change in net earned premiums for each line of business:

	Twelve Months Ended December 31,
Lines of Business	2025		2024		2023
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Financial and professional lines insurance	$579.9	2.2%	$567.4	7.4%	$528.5
Casualty and liability insurance	368.1	(1.8)%	374.9	6.5%	352.0
Specialty insurance	340.6	2.2%	333.3	17.4%	284.0
First party insurance	226.8	(4.2)%	236.8	(13.5)%	273.8
Other insurance	108.4	51.4%	71.6	230.0%	21.7
Total	$1,623.8	2.5%	$1,584.0	8.5%	$1,460.0

Net earned premiums in 2025 increased by $39.8 million, or 2.5%, compared to 2024. The increase was due to a $186.5 million increase in gross earned premiums, partially offset by a $146.7 million increase in ceded earned premiums.
Losses and loss adjustment expenses
The loss ratio in 2025 was 53.2%, a decrease of 8.4 percentage points compared to 61.6% in 2024. The main drivers of the change in loss ratio were the following:
•Current accident year loss ratio, excluding catastrophe losses, for 2025 decreased by 1.6 percentage points compared to 2024. The majority of this decrease can be attributed to lower large losses in the financial and professional lines of business compared to prior year.
•Catastrophe losses increased from $40.5 million in 2024 to $48.3 million in 2025, increasing the loss ratio by 0.4 percentage points. In 2025, the catastrophe losses included $16.1 million from the California wildfires and $32.2 million of other weather-related events, while 2024 included $10.6 million from Hurricane Milton, $7.9 million from Hurricane Helene and $22.0 million of other weather-related events.

•Prior year reserve development on post-LPT years totaled favorable development of $98.4 million for the twelve months ended December 31, 2025, compared to adverse development of $0.8 million for the twelve months ended December 31, 2024. This improvement in reserve development resulted in a decrease in the loss ratio of 6.1 percentage points. The favorable prior year reserve development in 2025 was largely due to better-than-expected loss emergence in our first party insurance and specialty insurance lines of business. The adverse prior year reserve development in 2024 was largely due to strengthening on the casualty and liability insurance, financial and professional lines insurance, and other insurance lines of business. This was partially offset by favorable development on our first party insurance line of business, due to better-than-expected loss emergence, and COVID recoveries within our specialty insurance line of business.
•Impact of the LPT included a favorable movement of $7.0 million or 0.5 percentage points in the current period compared with an unfavorable movement of $10.4 million in the twelve months ended December 31, 2024. This reflects reserve development in the 2019 and prior accident years covered by the LPT, net of the movement in the deferred gain on retroactive contracts allocated to the Insurance segment.
Acquisition costs
Net acquisition costs were $243.4 million in 2025, equivalent to 15.0% of net earned premiums, versus $193.2 million or 12.2% of net earned premiums in 2024. The increase in the acquisition cost ratio in 2025 was mainly due to an increase in delegated underwriting business which attracts a higher acquisition expense and a reduction in performance related ceding commission.
General and administrative expenses
General and administrative expenses increased by $39.1 million, from $264.2 million in 2024 to $303.3 million in 2025. The general and administrative expense ratio was 18.7% in 2025, an increase of 2.0 percentage points from 2024. This increase was mainly due to compensation related expenses, which include the impact from inflation and foreign exchange, increased depreciation charge linked to our continued investment in operational excellence enhancements, and higher professional and consulting fees.

Reinsurance
Our Reinsurance segment consists of casualty reinsurance, property catastrophe reinsurance, other property reinsurance, and specialty reinsurance. For a more detailed description of this segment, refer to Item 4, “Business Overview — Business Segments — Reinsurance” and Item 18, Note 3 of our consolidated financial statements, “Segment Reporting.”

	Twelve Months Ended December 31,
	2025	% Change	2024	% Change	2023

	($ in millions, except for percentages)
Underwriting Revenues
Gross written premiums	$1,905.1	1.0%	$1,885.8	24.0%	$1,521.0
Net written premiums	1,231.1	(3.5)%	1,275.7	16.2%	1,098.0
Net earned premiums	1,208.1	(7.5)%	1,305.7	13.1%	1,154.5
Underwriting Expenses
Current accident year net losses and loss expenses, excluding catastrophe losses	(581.3)	2.0%	(570.1)	5.8%	(538.6)
Catastrophe losses	(103.2)	(29.7)%	(146.8)	68.7%	(87.0)
Prior year reserve development, post LPT years	28.9	nm	0.2	nm	(5.7)
Adjusted losses and loss adjustment expenses (1)	(655.6)	(8.5)%	(716.7)	13.5%	(631.3)
Impact of the LPT	(26.7)	8.5%	(24.6)	nm	20.2
Losses and loss adjustment expenses	(682.3)	(8.0)%	(741.3)	21.3%	(611.1)
Acquisition costs	(179.0)	(21.1)%	(227.0)	8.8%	(208.6)
General and administrative expenses	(188.7)	33.2%	(141.7)	17.5%	(120.6)
Underwriting income	$158.1	(19.2)%	$195.7	(8.6)%	$214.2
Adjusted underwriting income (2)	$184.8	(16.1)%	$220.3	13.6%	$194.0

Ratios		% Point Change		% Point Change
Current accident year loss ratio, excluding catastrophe losses	48.2%	4.5	43.7%	(3.0)	46.7%
Catastrophe losses	8.5%	(2.7)	11.2%	3.7	7.5%
Current accident year loss ratio	56.7%	1.8	54.9%	0.7	54.2%
Prior year reserve development ratio, post LPT years	(2.4)%	(2.4)	—%	(0.5)	0.5%
Adjusted loss ratio (1)	54.3%	(0.6)	54.9%	0.2	54.7%
Impact of the LPT	2.2%	0.3	1.9%	3.7	(1.8)%
Loss ratio	56.5%	(0.3)	56.8%	3.9	52.9%
Acquisition cost ratio	14.8%	(2.6)	17.4%	(0.7)	18.1%
General and administrative expense ratio	15.6%	4.7	10.9%	0.5	10.4%
Combined ratio	86.9%	1.8	85.1%	3.7	81.4%
Adjusted combined ratio (2)	84.7%	1.6	83.1%	(0.1)	83.2%
____________
nm - not meaningful is defined as a variance greater than +/- 100%.
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

Gross written premiums
The table below shows our gross written premiums for each line of business in our Reinsurance segment for the twelve months ended December 31, 2025, 2024 and 2023, and the percentage change in gross written premiums for each line of business:

	Twelve Months Ended December 31,
Lines of Business	2025		2024		2023
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Casualty reinsurance	$871.2	14.1%	$763.3	36.6%	$558.9
Property catastrophe reinsurance	404.1	(6.1)%	430.2	17.3%	366.6
Other property reinsurance	348.3	(14.8)%	408.8	6.4%	384.2
Specialty reinsurance	281.5	(0.7)%	283.5	34.2%	211.3
Total	$1,905.1	1.0%	$1,885.8	24.0%	$1,521.0
Gross written premiums increased by 1.0% in 2025 compared to 2024. The increase in casualty reinsurance is driven by new business growth as Aspen Re continues to take advantage of favorable market conditions. The decreases in property catastrophe reinsurance and other property reinsurance were predominantly due to rate decreases, coupled with our continued disciplined approach to underwriting, as we remain selective in writing business that does not meet our risk appetite given the current market conditions.
Ceded written premiums
Total ceded written premiums for 2025 were $674.0 million, an increase of $63.9 million compared to 2024. This increase was largely driven by an increase in the level of reinsurance purchased protecting our casualty reinsurance business line.
Net earned premiums
The table below shows our net earned premiums for each line of business in our Reinsurance segment for the twelve months ended December 31, 2025, 2024 and 2023, and the percentage change in net earned premiums for each line of business:

	Twelve Months Ended December 31,
Lines of Business	2025		2024		2023
	($ in millions)	% change	($ in millions)	% change	($ in millions)
Casualty reinsurance	$499.6	9.4%	$456.7	6.6%	$428.5
Property catastrophe reinsurance	131.9	(8.4)%	144.0	14.4%	125.9
Other property reinsurance	314.7	(18.1)%	384.3	8.3%	354.7
Specialty reinsurance	261.9	(18.3)%	320.7	30.7%	245.4
Total	$1,208.1	(7.5)%	$1,305.7	13.1%	$1,154.5
Net earned premiums in 2025 decreased by $97.6 million, or 7.5%, compared to 2024. The decrease was due to a $125.5 million increase in ceded earned premiums, partially offset by a $27.9 million increase in gross earned premiums.
Losses and loss adjustment expenses
The loss ratio in 2025 was 56.5%, a decrease of 0.3 percentage points compared to 56.8% in 2024. The main drivers of the change in loss ratio were the following:
•Current accident year loss ratio, excluding catastrophe losses, increased by 4.6 percentage points from 43.6% in 2024 to 48.2% in 2025. The increase in the ratio can be predominantly attributed to a change in business mix following the premium growth in Casualty reinsurance coupled with favorable prior year premium adjustments in 2024 and adverse prior year premium adjustments in 2025 impacting net earned premiums, driving the increase in the current accident year loss ratio, excluding catastrophe losses.
•Catastrophe losses decreased from $146.8 million in 2024 to $103.2 million in 2025, decreasing the loss ratio by 2.7 percentage points. In 2025, catastrophe losses included $47.4 million from the California wildfires and $55.8 million of other weather-related events. In 2024, catastrophe losses included $26.2 million from Hurricane Milton, $22.5 million from floods in Dubai, $14.7 million from the Francis Scott Key Bridge event, $11.1 million from Hurricane Helene, and $72.3 million of other weather-related events.

•Prior year reserve development on post-LPT years totaled favorable development of $28.9 million in 2025 compared with favorable development of $0.2 million for the twelve months ended December 31, 2024. This improvement in prior year reserve development resulted in a decrease in the loss ratio of 2.4 percentage points compared to prior year. The favorable prior year reserve development in 2025 was largely due to reserve releases in the property catastrophe reinsurance and other property reinsurance lines of business as a result of better-than-expected loss emergence. This was partially offset by reserve strengthening in the casualty reinsurance and specialty reinsurance lines of business.
•Impact of the LPT amounts to an unfavorable movement of $26.7 million, or 2.2 percentage points, in the current period compared with an unfavorable movement of $24.6 million in the twelve months ended December 31, 2024. This reflects reserve development in the 2019 and prior accident years covered by the LPT, net of the movement in the deferred gain on retroactive contracts allocated to the Reinsurance segment.
Acquisition costs
Net acquisition costs were $179.0 million for the twelve months ended December 31, 2025, equivalent to 14.8% of net earned premiums (2024 — $227.0 million or 17.4% of net earned premiums). The decrease in the acquisition cost ratio was primarily driven by higher cessions placed with our capital market partners resulting in an increase in ceding commissions.
General and administrative expenses
General and administrative expenses increased by $47.0 million, from $141.7 million in 2024 to $188.7 million in 2025. The general and administrative expense ratio was 15.6% in 2025, an increase of 4.7 percentage points from 2024. The increase in general and administrative expenses is largely driven by performance based compensation, a higher expense base resulting from inflation and foreign exchange, increased depreciation charge linked to our continued investment in operational excellence enhancements, and higher professional and consulting fees.

Balance Sheet
Total cash and investments
As at December 31, 2025 and 2024, total cash and investments, including accrued interest receivable, were $8.3 billion and $7.7 billion, respectively. Total cash and investments increased mainly due to cash generated from operating activities of $439.0 million, and net realized and unrealized investment gains of $160.1 million. This was partially offset by the payment of preference share dividends of $45.5 million.
Our investment strategy is focused on delivering stable investment income and total investment returns through all market cycles while maintaining appropriate portfolio liquidity and credit quality to meet the requirements of our customers, rating agencies and regulators. We also consider how our investments should match the liability characteristics in terms of duration and foreign currencies.
As of December 31, 2025, a significant majority of funds available for investment were deployed in a diversified portfolio of high quality, investment grade securities, including U.S. government, corporate and U.S. agency mortgage-backed securities. As part of our strategic asset allocation, we also invest a portion of our portfolio in investments such as unrated private fixed and floating rate investments, and other investments not categorized as fixed income. These securities generally pay a higher rate of interest or return and may have a higher degree of credit or default risk, or less liquidity.
The duration of total fixed income securities (the aggregate of available for sale and trading) as at December 31, 2025 was 3.4 years compared to 2.9 years as at December 31, 2024. In addition, as at December 31, 2025, the average credit rating of these fixed income securities was “ AA- ,” with 85.1% being rated “A-” or higher. As at December 31, 2024, the average credit rating of our fixed income securities portfolio was “AA-,” with 85.7% being rated “A-” or higher. The average credit rating is calculated using the Bloomberg Barclays Index credit quality methodology.
As at December 31, 2025, the Company had a 3.4% allocation to investment funds and a 0.6% allocation to middle market loans and other private debt (“MMLs”) and commercial mortgage loans (“CMLs”), representing in total 4.0% of our portfolio. As at December 31, 2024, the Company had a 3.5% allocation to investment funds and a 1.8% allocation to MMLs and CMLs representing in total 5.3% of our portfolio.
Cumulative unrealized losses in the available for sale investment portfolio, net of taxes, were $61.3 million as at December 31, 2025, a decrease of $136.9 million from the net $198.2 million unrealized losses as at December 31, 2024. During 2025, the unrealized loss position was reduced largely as a result of reductions in U.S. Treasury yields.
As at December 31, 2025, the aggregate fair value of the investment funds was $279.6 million (December 31, 2024 — $267.2 million). For further information regarding these investments, refer to Item 18, Note 4 of our consolidated financial statements, “Investments”.

The composition of our cash and investments as at December 31, 2025 and 2024 is summarized below:

	As at December 31, 2025		As at December 31, 2024
	Estimated Fair Value	Percentage of Total Cash and Investments	Estimated Fair Value	Percentage of Total Cash and Investments

	($ in millions, except for percentages)
Fixed income securities — available for sale
U.S. government	$1,222.0	14.8%	$1,480.6	19.3%
U.S. agency	2.0	—	7.2	0.1
Municipal	92.3	1.1	82.3	1.1
Corporate	1,997.6	24.3	1,986.4	25.9
Non-U.S. government-backed corporate	66.3	0.8	131.3	1.7
Non-U.S. government	401.6	4.9	246.8	3.2
Asset-backed	501.0	6.1	234.5	3.1
Agency commercial mortgage-backed	9.5	0.1	4.4	0.1
Agency residential mortgage-backed	721.1	8.8	518.7	6.8
Total fixed income securities — available for sale	5,013.4	60.9	4,692.2	61.3
Fixed income securities — trading
U.S. government	263.9	3.2	261.3	3.4
Municipal	4.7	0.1	1.6	0.1
Corporate	141.2	1.7	151.1	2.0
High yield loans	100.0	1.2	102.4	1.3
Non-U.S. government-backed corporate	—	—	2.8	0.1
Non-U.S. government	37.6	0.5	24.4	0.3
Asset-backed	460.7	5.6	625.2	8.2
Agency mortgage-backed securities	32.1	0.4	31.1	0.4
Total fixed income securities — trading	1,040.2	12.7	1,199.9	15.8
Investments, equity method	9.6	0.1	7.3	0.1
Other investments	279.6	3.4	267.2	3.5
Catastrophe bonds — trading	—	—	1.0	—
Privately-held investments — trading
Commercial mortgage loans	25.4	0.3	79.7	1.0
Middle market loans and other private debt	28.9	0.4	61.0	0.8
Asset-backed securities	67.5	0.8	127.6	1.7
Global corporate securities	—	—	18.5	0.2
Total privately-held investments — trading	121.8	1.5	286.8	3.7
Privately-held investments — available for sale
Asset-backed securities	16.3	0.2	24.2	0.3
Global corporate securities	34.2	0.4	—	—
Total privately-held investments — available for sale	50.5	0.6	24.2	0.3
Short-term investments — available for sale	45.4	0.5	261.9	3.4
Short-term investments — trading	—	—	1.0	—
Equity securities	8.1	0.1	—	—
Cash and cash equivalents	1,658.8	20.2	914.2	11.9
Total cash and investments	$8,227.4	100.0%	$7,655.7	100.0%
Net receivable/(payable) for securities sold/(purchased) (1)	$6.8		$(30.1)
Accrued interest receivable (2)	58.0		54.6
Total investable assets	$8,292.2		$7,680.2
__________________
(1)    Net receivable/(payable) for securities sold/(purchased) consists of a payable for securities purchased of $Nil (December 31, 2024 — $36.9 million) and a receivable for securities sold of $6.8 million (December 31, 2024 — $6.8 million). The receivable for securities sold is included within other assets on the consolidated balance sheet.
(2)    Accrued interest receivable is included within other assets on the consolidated balance sheet.

As at December 31, 2025 , the Company had $8.1 million of investments in equity securities as part of the Company’s strategic asset allocation (December 31, 2024 — $Nil).
Valuation of Investments
Fair Value Measurements. Our estimates of fair value for financial assets and liabilities are based on the framework established in the fair value accounting guidance included in ASC Topic 820, Fair Value Measurements and Disclosures. For a description of the framework, refer to Item 18, Note 6 of our consolidated financial statements, “Fair Value Measurements.”
Valuation of Investments, Equity Method.  The value of our equity method investments is based on our share of the capital position of the equity method investees, which includes income and expenses reported in quarterly management accounts. The equity method investees are subject to annual audits of their financial statements. We periodically review the management accounts of the equity method investees and evaluate the reasonableness of the carrying value of our equity method investments.
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
Credit Losses on Available for Sale Debt Securities. Credit losses are recognized through an allowance account for available for sale debt securities, thereby permitting reversals of previously recognized credit losses through net income in the period they occur. Write-offs (of any previously recognized allowance for credit losses) are recorded when amounts are deemed uncollectible, or Aspen intends to sell (or more likely than not will be required to sell) the debt security before recovery of the amortized cost basis. The amortized cost basis will be written down to the debt securities fair value through earnings. Credit losses are limited to the difference between the debt securities amortized cost basis and fair value. Any decline in the debt securities fair value below the amortized cost basis that is not a result of a credit loss is recorded through other comprehensive income, net of applicable taxes. The allowance for credit losses of a security may be increased or reversed upon a change in credit position with the change reflected in net income.
The credit loss models employ a discounted cash flow approach to evaluate whether a credit loss exists at the individual security level and are reviewed at each reporting period. This analysis excludes investments in U.S. Government/Agency bonds and U.S. Government Agency mortgage-backed securities due to being of ‘high credit quality’ based on the absence of risk. For any available for sale debt securities that were initially purchased with credit deterioration, the amortized cost basis shall be considered to be the purchase price, plus any allowance for credit losses. Estimated credit losses shall be discounted at the rate that equates the present value of the purchaser’s estimate of the security’s future cash flows with the purchase price of the asset. As at December 31, 2025 we recognized a credit loss provision of $0.3 million (2024 —$1.0 million), realizing a gain of $0.7 million within the twelve months ended December 31, 2025.
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
Reserves by segment.  As at December 31, 2025, we had total net loss and loss adjustment expense reserves of $4,443.1 million (December 31, 2024 — $3,950.6 million). This amount represented our best estimate of the ultimate liability for payment of losses and loss adjustment expenses. Of the total gross reserves for unpaid losses of $8,725.0 million at December 31, 2025, a total of $5,895.1 million, or 67.6%, represented IBNR claims (December 31, 2024 — $5,247.7 million and 64.6%, respectively). The following tables analyze gross and net loss and loss adjustment expense reserves by business segment as at December 31, 2025 and 2024, respectively:

	As at December 31, 2025
Business Segment	Gross	Reinsurance Recoverable	Net

	($ in millions)
Insurance	$5,361.3	$(2,852.3)	$2,509.0
Reinsurance	3,363.7	(1,429.6)	1,934.1
Total losses and loss adjustment expense reserves	$8,725.0	$(4,281.9)	$4,443.1

	As at December 31, 2024
Business Segment	Gross	Reinsurance Recoverable	Net

	($ in millions)
Insurance	$4,957.1	$(2,698.0)	$2,259.1
Reinsurance	3,165.5	(1,474.0)	1,691.5
Total losses and loss adjustment expense reserves	$8,122.6	$(4,172.0)	$3,950.6
Within reinsurance recoverables we have recognized $1,038.7 million of recoverables on the LPT as at December 31, 2025 (December 31, 2024 — $1,190.9 million).
The gross reserves may be further analyzed between outstanding claims and IBNR as at December 31, 2025 and 2024 as follows:

	As at December 31, 2025
Business Segment	Gross Case Reserves	Gross IBNR	Gross Reserve	% IBNR

	($ in millions, except for percentages)
Insurance	$1,546.3	$3,815.0	$5,361.3	71.2%
Reinsurance	1,283.5	2,080.1	3,363.7	61.8%
Total losses and loss adjustment expense reserves	$2,829.8	$5,895.1	$8,725.0	67.6%

	As at December 31, 2024
Business Segment	Gross Case Reserves	Gross IBNR	Gross Reserve	% IBNR

	($ in millions, except for percentages)
Insurance	$1,531.1	$3,426.0	$4,957.1	69.1%
Reinsurance	1,343.8	1,821.7	3,165.5	57.5%
Total losses and loss adjustment expense reserves	$2,874.9	$5,247.7	$8,122.6	64.6%

Prior year loss reserves.  For the twelve months ended December 31, 2025, there was an overall decrease in our estimate of ultimate net claims to be paid in respect of prior accident years. An analysis of this overall net (decrease)/increase by business segment is as follows for each of the twelve months ended December 31, 2025, 2024 and 2023:

	Twelve Months Ended December 31,
Business Segment	2025	2024	2023

	($ in millions)
Insurance	$(105.4)	$11.2	$75.3
Reinsurance	(2.2)	24.4	(14.5)
Total losses and loss adjustment expense reserves changes	$(107.6)	$35.6	$60.8
For the twelve months ended December 31, 2025. The analysis of the development by each segment is as follows:
Insurance. Net favorable reserve development of $105.4 million in 2025, due to favorable prior year development on post-LPT accident years of $98.4 million and the favorable movement of $7.0 million due to the impact of the LPT.
Reinsurance. Net favorable reserve development of $2.2 million in 2025, due to favorable development on post-LPT accident years of $28.9 million, partially offset by the unfavorable impact of the LPT of $26.7 million.
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
We did not make any significant changes to the methodologies used in our reserving process between 2024 and 2025.
Reinsurance Premiums Payable
Reinsurance Premiums Payable.  As at December 31, 2025, we had reinsurance premiums payables totaling $520.3 million compared to $901.1 million at December 31, 2024, a decrease of $380.8 million, primarily driven by the settlement of the funds withheld balance related to the LPT contract.
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
Property treaty pro rata contributed significantly to our Reinsurance segment where we wrote $215.7 million in gross written premiums in 2025 (2024 — $270.6 million), or 11.3% (2024 — 14.3%) of the gross written premiums in our Reinsurance segment. Of this, $227.1 million was reported by the cedants (2024 — $249.1 million), and this was partially offset by $11.4 million related to reductions in premium estimates (2024 — $21.5 million increases in premium estimates). Excluding the impact of costs, such as reinsurance premiums and operating expenses, we estimate that the impact of a $1.0 million increase/decrease in our estimated gross written premiums in our property treaty pro rata business would increase/decrease net income before tax by approximately $0.2 million for the year ended December 31, 2025 (2024 — $0.2 million increase/decrease).
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
Aspen Holdings’ principal sources of liquidity include (i) cash, cash equivalents and investments, (ii) dividends, capital distributions and interest payments from our Operating Subsidiaries and (iii) our availability under our revolving credit facility and letter of credit facilities. As at December 31, 2025, Aspen Holdings held $374.1 million (December 31, 2024 — $87.8 million) of cash, cash equivalents and investments. Our Operating Subsidiaries collectively paid dividends to Aspen Holdings of $421.2 million and $511.4 million for the twelve months ended December 31, 2025 and 2024, respectively. As at December 31, 2025, we had approximately $798 million of availability for borrowings under our revolving credit facility and letter of credit facilities (December 31, 2024 — $774 million). Management considers the current cash and cash equivalents, together with dividends declared or expected to be declared by subsidiary companies and our credit facilities, sufficient to appropriately satisfy planned and expected liquidity requirements of Aspen Holdings during 2026 and in light of liquidity projections for the period thereafter. Aspen Holdings’ liquidity depends on dividends, capital distributions and interest payments from our Operating Subsidiaries. Aspen Holdings also has recourse to the credit facility described under “Letter of Credit Facilities” below.
The ability of our Operating Subsidiaries to pay dividends or other distributions is subject to the laws and regulations applicable to each jurisdiction, as well as the Operating Subsidiaries’ need to maintain capital requirements adequate to maintain their insurance and reinsurance operations and their financial strength ratings issued by independent rating agencies. For a further discussion of the various restrictions on our ability and our Operating Subsidiaries’ ability to pay dividends, refer to Item 4, “Business Overview — Certain Regulatory Considerations.” For a discussion of the volatility and liquidity of our other investments, refer to Item 3D, “Risk Factors — Market and Liquidity Risks,” and for a discussion of the impact of insurance losses on our liquidity, refer to Item 3D, “Risk Factors — (Re)insurance Risks” and Item 18, Note 14 of our consolidated financial statements, “Statutory Requirements and Dividends Restrictions.”
Operating Subsidiaries. As at December 31, 2025, the Operating Subsidiaries held $1,362.6 million (December 31, 2024 — $1,110.2 million) in cash and short-term investments that are readily realizable securities. Management monitors the value, currency and duration of cash and investments held by the Operating Subsidiaries to ensure they are able to meet their insurance and other liabilities as they become due and was satisfied that there was a comfortable margin of liquidity as at December 31, 2025 and for the foreseeable future.
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
The liquidity of our Operating Subsidiaries is also affected by the terms of our contractual obligations to policyholders and by undertakings to certain regulatory authorities to facilitate the issue of letters of credit or maintain certain balances in trust funds for the benefit of policyholders, or restricted for other reasons. The following table shows the forms of collateral or other security provided in respect of these obligations and undertakings as at December 31, 2025 and December 31, 2024:

	As at December 31, 2025	As at December 31, 2024

	($ in millions, except for percentages)
Regulatory trusts and deposits:
Affiliated transactions	$227.3	$433.4
Third party	2,470.3	2,713.5
Letters of credit / guarantees	101.8	153.2
Total restricted assets (excluding illiquid assets)	2,799.4	3,300.1
Other investments — illiquid assets	279.6	267.2
Total restricted assets and illiquid assets	$3,079.0	$3,567.3
Total as percent of cash and invested assets	37.1%	46.4%
Refer to Item 18, Note 21(a), “Commitments and Contingencies — Restricted Assets” of our consolidated financial statements for further detail on our trust fund balances which we are required to maintain in accordance with contractual obligations to policyholders and in compliance with regulatory requirements.
Consolidated cash flows for the twelve months ended December 31, 2025 and December 31, 2024:

	Twelve Months Ended December 31,
	2025	2024

	($ in millions)
Cash flows from operating activities	$439.0	$554.9
Cash flows from investing activities	339.8	(352.8)
Cash flows from financing activities	(48.7)	(307.9)
Effect of exchange rate movements on cash and cash equivalents	14.5	(8.1)
Increase/(decrease) in cash and cash equivalents	744.6	(113.9)
Cash and cash equivalents at beginning of the year	914.2	1,028.1
Cash and cash equivalents at end of the year	$1,658.8	$914.2
Total net cash flow provided by operations for the twelve months ended December 31, 2025 was $439.0 million, a $115.9 million decrease in cash flow from the equivalent period in 2024. We paid net claims of $1,143.6 million in the twelve months ended December 31, 2025, and derived cash of $339.8 million from investing activities during the period. Cash flows from financing activities were an outflow of $48.7 million, largely due to the payment of preference share dividends of $45.5 million. At December 31, 2025, we had a balance of cash and cash equivalents of $1,658.8 million.
Total net cash flow provided by operations for the twelve months ended December 31, 2024 was $554.9 million, a $230.2 million increase in cash flow from the equivalent period in 2023. The increase in cash generated through operating activities was mainly due to an improved underwriting performance, an improvement on the returns generated by our investment portfolio, and a reduction in claim payments. We paid net claims of $941.5 million in the twelve months ended December 31, 2024, and utilized cash of $352.8 million for investing during the period. Cash flows from financing activities were an outflow of $307.9 million, largely due to the advanced payment of $275.0 million for the redemption of preference shares, and the payment of ordinary and preference share dividends of $249.9 million. This was partially offset by net proceeds of $217.0 million from the issuance of preference shares.

Capital Resources
We maintain our capital at an appropriate level as determined by our internal risk appetite and the financial strength required by our customers, regulators and rating agencies, sufficient to address such capital requirements during 2026 and in light of projected capital requirements for the period thereafter. We monitor and review the Aspen Group and the Operating Subsidiaries’ capital and liquidity positions on an ongoing basis. The following table shows our capital structures as at December 31, 2025 compared to December 31, 2024:

	As at December 31, 2025	As at December 31, 2024

	($ in millions)
Share capital, additional paid-in capital, retained earnings and accumulated other comprehensive loss	$2,925.2	$2,401.4
Preference shares (net of issue costs)	699.9	970.5
Long-term debt	296.8	300.0
Total capital	$3,921.9	$3,671.9
As at December 31, 2025, total shareholders’ equity was $3,625.1 million compared to $3,371.9 million as at December 31, 2024. Our total shareholders’ equity as at December 31, 2025 includes three classes of preference shares with a total value of $699.9 million net of share issuance costs (December 31, 2024 — $970.5 million, four classes of preference shares).
Our shareholders’ equity, excluding accumulated other comprehensive loss of $198.3 million and Preference Shares, was $3,123.5 million as at December 31, 2025 (December 31, 2024 — $2,791.5 million).
On January 1, 2025, the Company redeemed all 11,000,000 of its issued and outstanding AHL PRC Shares. Each holder of an AHL PRC Share received $25 per preference share, representing an aggregate amount of $275.0 million.
Our preference shares are classified in our balance sheet as equity but may receive a different treatment in some cases under the capital adequacy assessments made by certain rating agencies. Such securities are often referred to as “hybrids” as they have certain attributes of both debt and equity. Management monitors the ratio of the total of debt and hybrids to total capital which was 25.4% as of December 31, 2025 (December 31, 2024 — 34.6%). Total capital is defined as being shareholders’ equity plus outstanding debt.
On June 13, 2025, the Company closed its offering of $300.0 million aggregate principal amount of its 5.750% Senior Notes due 2030 (the “2030 Senior Notes”). The net proceeds from the offering, net of debt issuance costs, were $296.8 million, and the proceeds were used to repay the $300.0 million 2026 Term Loan.
As at December 31, 2025, the Company’s material debt outstanding was our issued 2030 Senior Notes with a value of $296.8 million.
Upon completion of the Company’s IPO in May 2025, the Company introduced the 2025 Equity and Incentive Plan which granted replacement awards in substitution for the MEP legacy share options. As a result, the Company granted 1,306,139 ordinary shares as replacement awards. To satisfy tax withholding and remittance obligations, 301,106 ordinary shares were withheld, resulting in a net issuance of 1,005,033 shares to employees. At the effective time of the Merger, each outstanding and unexercised stock option award (a “Company Option Award”) that had an exercise price per Company Share less than the Merger Consideration was canceled and converted into a contingent right to receive an amount in cash, without interest, equal to the product of (a) the amount by which the Merger Consideration exceeded the applicable per share exercise price of the Company Option Award and (b) the number of Company Shares subject to the Company Option Award (a “Restricted Option Award”), and each Company Option Award with an exercise price per Company Share equal to or greater than the Merger Consideration was canceled for no consideration. Additionally, at the Effective Time, each outstanding restricted share unit award (a “Company RSU Award”) was canceled and converted into a contingent right to receive an amount in cash, without interest, equal to the product of (x) the Merger Consideration and (y) the number of Company Shares subject to the Company RSU Award (together with the Restricted Option Awards, a “Restricted Cash Award”). Each Restricted Cash Award continued to be subject to the same terms and conditions as the corresponding Company Option Award or Company RSU Award except that, (i) the vested portion of each Restricted Option Award will be paid within 15 days after the applicable vesting date, and (ii) if an individual’s employment or service is terminated by the Company or its affiliates without “cause” on or following the Effective Time, all Restricted Cash Awards then-held by such individual will vest in full and be paid within 60 days following the date of such individual’s termination of employment, subject to execution and non-revocation of a standard release of claims.
Management monitors the ratio of debt to total capital which was 7.6% as at December 31, 2025 (December 31, 2024 — 8.2%).

During the twelve months ended December 31, 2025, we paid no dividends on our ordinary shares to Parent (December 31, 2024 — $195.0 million). Other than those listed above, there were no principal capital management transactions during 2025 or 2024.
Access to capital.  Our business operations are in part dependent on our financial strength, the opinions of the independent rating agencies thereof, as discussed elsewhere in this report, and the market’s perception thereof, as measured by total shareholders’ equity, which was $3,625.1 million as at December 31, 2025 (December 31, 2024 — $3,371.9 million). Our ability to access the capital markets is dependent on, among other things, our operating results, market conditions and our perceived financial strength. We regularly monitor our capital and financial position, as well as investment and securities market conditions, both in general and with respect to Aspen Holdings’ securities. Our ordinary shares, preference shares and depositary shares are listed on the NYSE.
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
Our Markets, General Economic Conditions and Opportunities
We operate within the global (re)insurance market, where we have significant opportunities to capture attractive risk-adjusted returns across the cycle through our multi-platform capabilities. The global macroeconomic and social environment continues to drive demand for increasingly complex (re)insurance solutions delivered as a joined-up offering, which is where we thrive. In recent years, rate increases have been driven by the increased frequency and severity of natural catastrophe events globally (impacted by changing weather patterns), inflation (both social and economic), increased geopolitical tensions and other risks that have grown and emerged, increasing the demand for specialty solutions. As a result, market conditions remain attractive, with the global commercial insurance industry seeing moderate price increases (according to WTW’s Commercial Lines Insurance Pricing Survey Q3 2025), although there is softening in certain classes of business.
We generally expect these market conditions will persist, as they are driven by uncorrelated and continuing macroeconomic and social dynamics. This will provide opportunities for us to deliver profitable growth as we target new business and clients at favorable risk adjusted rates and with improved terms and conditions, while maintaining disciplined risk selection. Furthermore, our chosen lines of business within Insurance have high barriers to entry requiring the bespoke tailoring of products and the need for specialized and experienced underwriters with tenured distribution relationships.
The potential for sustained higher interest rate environment also provides additional tailwinds for our business. Higher returns from our fixed income portfolio complement our underwriting income with attractive investment income and contribute to our ability to generate strong risk-adjusted returns for our shareholders. With a high-quality, actively managed fixed income portfolio of relatively short duration of 3.4 years as of December 31, 2025, we are well placed to take advantage of market fluctuations and higher relative attractive investment yields as we rotate and reinvest.
Insurance and Reinsurance Market Trends and Developments
Insurance Segment: While market conditions remain competitive and pricing momentum continues to moderate across the insurance sector, our market relevance and positioning remain strong across all portfolios (casualty and liability lines, financial and professional lines, specialty, and first-party business). Inflationary pressures, both social and economic, alongside ongoing geo- and socio-political uncertainty remain key considerations in risk selection and pricing, reinforcing the importance of active exposure management. Rate momentum has softened, with increased pressure evident in Property, Specialty, and certain Financial and Professional Lines, driven primarily by heightened competition and the introduction of new capacity, but we continue to demonstrate relative resilience. Casualty and liability lines have continued to achieve rate increases, marking seven consecutive years of positive movement and a meaningful cumulative impact. Given ongoing concerns around social inflation, litigation funding, and large mass-tort verdicts, growth in casualty and liability remains measured. Maintaining underwriting discipline, portfolio balance and strong trading relationships across a diversified portfolio remains critical as market conditions normalize.

Reinsurance Segment: The reinsurance market in 2025 was characterized by heightened competition, specifically within property and specialty lines. The property catastrophe market experienced increased competition at January renewals which resulted in average rate reductions in excess of 10% across global markets. These conditions were driven in part by lighter than average 2025 US hurricane season which allowed reinsurers to deploy additional capital. Despite increased competition, markets remained generally disciplined as evidenced by stable retentions and lack of significant slippage in terms and conditions. We still believe the business is adequately priced, but would expect rate pressure to persist through the rest of 2026 renewal cycle. In other property reinsurance lines, cedants were able to secure higher ceding commissions on proportional treaties due to strong underlying performance and abundant capacity. We expect to continue observing gaps in underlying subject business estimates, particularly in the commercial / excess space as additional market participants including managing general agents adds capacity. Specialty lines also experienced heightened competition as larger, diversified markets seek to deploy capital outside of property and casualty lines to pursue growth. Conversely, casualty reinsurance markets continue to face increased loss trends due primarily to ongoing social inflation. The introduction and continued adoption of casualty reinsurance sidecars has further increased competitive pressure, as cedants increasingly access third‑party capital.
We actively monitor portfolio performance and maintain underwriting discipline, taking corrective action where risk‑adjusted returns are no longer considered appropriate.
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

IBNR Reserves.  The need for IBNR reserves arises from time lags between when a loss occurs and when it is actually reported and settled. By definition, we do not have specific information on IBNR claims so they need to be estimated by actuarial methodologies. IBNR reserves are therefore generally calculated at a class of business level and cannot generally be identified as reserves for a particular loss or contract. We calculate IBNR reserves by class of business within each line of business. Where appropriate, analyses may be conducted on sub-sets of a class of business. IBNR reserves are calculated by projecting our ultimate losses on each class of business and subtracting paid losses and case reserves. IBNR reserves also cover the anticipated cost of claims incurred but not reported, within this we also include any potential development of reported claims. Over recent years, we have begun to place greater reliance on our actual actuarial experience for our long-tail lines of business that we have written since our inception in 2002. We believe that our earliest accident years are now capable of providing us with meaningful actuarial indications. Estimates and judgments for new insurance and reinsurance lines of business are more difficult to make than those made for more mature lines of business because we have more limited historical information through December 31, 2025.
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
As at December 31, 2025, the Reserve Committee was chaired by the Group Chief Actuarial Officer and its membership includes members of senior management from various functions of the business.
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

These factors are incorporated in the management’s best estimate of reserves. We take all reasonable steps to ensure that we utilize all appropriate information and actuarial techniques in establishing our IBNR reserves. However, given the uncertainty in establishing claims liabilities, it is likely that the final outcome will prove to be different from the original provision established at the balance sheet date. Changes to our previous estimates of prior period loss reserves impact the reported calendar year underwriting results by worsening our reported results if the prior year reserves prove to be deficient or improving our reported results if the prior year reserves prove to be redundant. As at December 31, 2025, a 5% change in the gross reserve for IBNR losses would have equated to a change of approximately $294.8 million (2024 — $262.4 million) in loss reserves.
A 5% change in our net loss reserves equates to $222.2 million and represents 6.1% of shareholders’ equity as at December 31, 2025.
There are specific areas of our selected reserves which have additional uncertainty associated with them. Refer to Item 3D, “Risk Factors — (Re)insurance Risks — Our financial condition and operating results may be adversely affected if actual claims exceed our loss reserves” for a discussion of the specific areas of our selected reserves which have additional uncertainty. In each case, management believes they have selected an appropriate best estimate based on current information and current analyses.
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
Effect if Actual Results Differ From Assumptions. Given the risks and uncertainties associated with the process for estimating reserves for losses and loss adjustment expenses, management has performed an evaluation of the potential variability in loss reserves and the impact this variability may have on reported results, financial condition and liquidity. Because of the inherent uncertainties discussed above, we have developed a reserving philosophy which attempts to incorporate prudent assumptions and estimates.
Management’s best estimate of the net reserve for losses and loss adjustment expenses as at December 31, 2025 was $4,443.1 million. The following tables show the effect on estimated net reserves for losses and loss adjustment expenses as at December 31, 2025 of a change in two of the most critical assumptions in establishing reserves: (i) loss emergence patterns, accelerated or decelerated by three and six months; and (ii) expected loss ratios varied by plus or minus five and ten percent. Accelerated loss emergence patterns indicates a higher development percentage of losses, therefore requiring lower IBNR than previously expected and hence resulting in a lower ultimate.
Management believes that these scenarios present a reasonable range of variability around the booked reserves using standard actuarial techniques. Loss reserves may vary beyond these scenarios in periods of heightened or reduced claim activity. The reserves resulting from the changes in the assumptions are not additive and should be considered separately. The following tables vary the assumptions employed therein independently. In addition, the tables below do not adjust any parameters other than the ones described above and do not reflect any secondary effects, such as changes in net investment income or other items in the consolidated statements of operations.

Net reserve for losses and loss adjustment expenses as at December 31, 2025 — Sensitivity to loss emergence patterns

Change in assumption	Reserve for losses and loss adjustment expenses
($ in millions)
Six month acceleration	$4,077.1
Three month acceleration	$4,228.6
No change (selected)	$4,443.1
Three month deceleration	$4,692.0
Six month deceleration	$4,981.1
Net reserve for losses and loss adjustment expenses as at December 31, 2025 — Sensitivity to expected loss ratios

Change in assumption	Reserve for losses and loss adjustment expenses
($ in millions)
10% favorable	$4,084.8
5% favorable	$4,263.9
No change (selected)	$4,443.1
5% unfavorable	$4,622.3
10% unfavorable	$4,801.4
 The most significant variance in the above scenarios (i.e., a six month deceleration of loss emergence patterns) would have the effect of increasing the net reserve for losses and loss adjustment expenses by $538.0 million.
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
Recoverability of Deferred Tax Asset
In assessing the recoverability of deferred tax assets, and the recognition/de-recognition of associated valuation allowances, the Company considered a number of factors that required significant judgement, such as successive years of achieving three-year cumulative net taxable income, recent operating trends, growth and profitability forecasts, premium and investment return assumptions, etc. when making its determination. For the year ended December 31, 2025, the valuation allowance for Aspen UK was reduced by $106.6 million since it was the third consecutive year meeting the aforementioned benchmarks. At December 31, 2025, the valuation allowance reflects management’s assessment that it is more likely than not that the deferred tax assets in the branches of the U.K. and Bermuda operating subsidiaries, on foreign tax credit carryforwards and on trapped net operating losses will not be realized. Management believe that all other deferred tax assets will more likely than not be fully utilized over time.
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

The Company considers securities, other financial instruments, privately-held investments and derivative insurance contracts subject to fair value measurement whose valuation is derived by valuation models to be based largely on unobservable inputs. Unobservable inputs are assumptions used by the Company using the best available information at the time of making these valuation assumptions. Level 3 financial instruments have the least use of observable market inputs used to determine fair value. As at December 31, 2025, the Company classified privately-held investments of $172.3 million as Level 3 as a result of significant unobservable inputs used to determine fair value (2024 — $311.0 million).
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
F. Tabular Disclosure of Obligations
The following table summarizes our obligations (other than our obligations to employees) under long-term debt, operating leases (net of subleases) and reserves relating to insurance and reinsurance contracts as at December 31, 2025:

	2026	2027	2028	2029	2030	Later Years	Total

	($ in millions)
Operating lease obligations	$15.0	$13.5	$13.3	$11.0	$9.3	$12.2	$74.3
Long-term debt obligations	—	—	—	—	300.0	—	300.0
Long-term debt obligations, annual interest (1)	17.3	17.3	17.3	17.3	8.6	—	77.8
Reserve for losses and LAE (2)(3)	1,647.0	1,399.0	1,172.0	968.0	774.0	2,765.0	8,725.0
Total	$1,679.3	$1,429.8	$1,202.6	$996.3	$1,091.9	$2,777.2	$9,177.1
__________________
(1)    The long-term debt accrues interest at 5.750% on the $300.0 million Senior Notes due 2030 (the “2030 Senior Notes”).
(2)    In estimating the time intervals into which payments of our reserve for losses and loss adjustment expenses fall, as set out above, we have utilized actuarial assessed payment patterns. By the nature of the insurance and reinsurance contracts under which these liabilities are assumed, there can be no certainty that actual payments will fall in the periods shown and there could be a material acceleration or deceleration of claims payments depending on factors outside our control. The total amount of payments in respect of our reserves, as well as the timing of such payments, may differ materially from our current estimates for the reasons set out under Item 18, Note 2 of our consolidated financial statements, “Basis of Presentation and Significant Accounting Policies - Reserves.”
(3)    The reserve for losses and loss adjustment expenses presented above are shown on a gross basis, and do not reflect anticipated recoveries from reinsurers.
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
•inability to successfully integrate the Company’s operations with that of Sompo and other risks associated with the Merger;
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
Effects of Inflation
The future expectations for economic inflation are uncertain at the present and there is a risk of inflation being elevated for an extended period, which could further increase claims and claim expenses, impact the performance of our investment portfolio or have other adverse effects. The onset, duration and severity of an inflationary period cannot be estimated with precision.
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
In addition to general price inflation, social inflation has increased, and, accordingly, we may be exposed to a persisting long-term upwards trend in the cost of judicial awards for damages. We seek to take this into account in our pricing and reserving of our lines of business, notably on our casualty business.
We also seek to take into account the projected impact of inflation on the likely actions of central banks in the setting of short-term interest rates and consequent effects on the yields and prices of fixed interest securities. A potentially prolonged high inflationary environment poses a risk to the performance of our investment portfolio or have other adverse effects. In particular, rising inflation, interest rates and bond yields may result in a decrease in the market value of certain of our fixed interest investments. Refer to Item 3D, “Risk Factors — Market and Liquidity Risks — Our investments are subject to interest rate, credit, and real estate related risks, which may adversely affect our net income and may adversely affect the adequacy of our capital” and also to “Risk Factors — Risks Related to Our Business — We may be adversely impacted by economic inflation and social inflation.”
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

	As at December 31,
	2025	2024	2023

	($ in millions)
Total shareholders’ equity	$3,625.1	$3,371.9	$2,908.5
Preference shares less issue expenses	(699.9)	(970.5)	(753.5)
Average adjustment	(277.8)	(174.0)	(336.2)
Average equity	$2,647.4	$2,227.4	$1,818.8

Operating return on average equity	15.9%	19.4%	20.2%

Net income, adjusted for preference share dividends, on average equity	11.0%	19.4%	26.7%
Net income, adjusted for preference share dividends, on closing equity	9.9%	18.0%	22.5%
Operating income is a non-GAAP financial measure. Operating income is an internal performance measure used by Aspen in the management of its operations and represents after-tax operating results. Operating income includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the LPT contract with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. Operating income also excludes certain costs related to the LPT contract, net foreign exchange gains or losses, including net realized and unrealized gains and losses from foreign exchange contracts, net realized and unrealized gains or losses on investments, non-operating expenses and income, and preference share redemption costs. Non-operating expenses include expenses incurred in connection with non-recurring projects, such as consulting fees and other non-recurring transformation program costs, and are included within general, administrative and corporate expenses in the consolidated statement of operations. The non-operating income tax (benefit)/expense is calculated on the above items by applying the statutory tax rate for each of the Company’s material tax jurisdictions to the relevant income/expense for those same jurisdictions. The non-operating income tax (benefit)/expense is included within income tax benefit/(expense) in the consolidated statement of operations.
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

Operating Income Reconciliation	Twelve Months Ended December 31,
	2025	2024	2023

	($ in millions)
Net income available to Aspen Insurance Holdings Limited’s ordinary shareholders	$290.3	$431.2	$484.8
Add/(deduct) items before tax
Net foreign exchange losses/(gains)	31.0	(39.1)	10.1
Net realized and unrealized investment losses/(gains)	10.9	49.5	(14.5)
Non-operating expenses	76.8	29.9	35.1
Impact of the LPT	19.7	35.0	28.6
Variable interest on LPT funds withheld	8.6	27.6	21.9
Non-operating income tax (benefit)	(20.3)	(101.6)	(198.4)
Preference share redemption costs	4.4	—	—
Operating income	$421.4	$432.5	$367.6
Retention ratio is calculated by dividing net written premiums by gross written premiums.

	Twelve Months Ended December 31, 2025			Twelve Months Ended December 31, 2024
Retention ratio	Insurance	Reinsurance	Total	Insurance	Reinsurance	Total

	($ in millions, except for percentages)			($ in millions, except for percentages)
Gross written premiums	$2,768.1	$1,905.1	$4,673.2	$2,723.5	$1,885.8	$4,609.3
Net written premiums	$1,604.9	$1,231.1	$2,836.0	$1,666.9	$1,275.7	$2,942.6
Retention ratio	58.0%	64.6%	60.7%	61.2%	67.6%	63.8%
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
Adjusted underwriting income or loss is a non-GAAP financial measure. It is the underwriting income or loss adjusted for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the LPT contract with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. Adjusted underwriting income or loss also excludes certain costs related to the LPT contract with Enstar that closed in the second quarter of 2022. Adjusted underwriting income represents the performance of our business for accident years 2020 onwards, which management believes reflects the underlying underwriting performance of the ongoing portfolio.
Along with most property and casualty insurance companies, we use the loss ratio, the expense ratio and the combined ratio as measures of underwriting performance. These ratios are relative measurements that describe, for every $100 of net earned premiums, the amount of losses and loss adjustment expenses, and the amount of other underwriting expenses that would be incurred. A combined ratio of less than 100 indicates an underwriting income and a combined ratio of over 100 indicates an underwriting loss.
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

Underwriting Income, Adjusted Underwriting Income, Adjusted Combined Ratio and Adjusted Loss Ratio	Twelve Months Ended December 31,
	2025	2024	2023

	($ in millions, except for percentages)
Net earned premium	$2,831.9	$2,889.7	$2,614.5

Current accident year net losses and loss expenses	(1,502.8)	(1,494.9)	(1,372.1)
Catastrophe losses	(151.5)	(187.3)	(120.1)
Prior year reserve development, post LPT years	127.3	(0.6)	(32.3)
Adjusted losses and loss adjustment expenses	(1,527.0)	(1,682.8)	(1,524.5)
Impact of the LPT	(19.7)	(35.0)	(28.5)
Losses and loss adjustment expenses	(1,546.7)	(1,717.8)	(1,553.0)
Acquisition costs	(422.4)	(420.2)	(380.2)
General and administrative expenses	(492.0)	(405.9)	(354.5)
Underwriting expenses	$(2,461.1)	$(2,543.9)	$(2,287.7)

Underwriting income	$370.8	$345.8	$326.8

Combined ratio	86.9%	87.9%	87.5%

Adjusted underwriting income (1)	$390.5	$380.8	$355.3
Adjusted combined ratio (1)	86.2%	86.8%	86.4%
Adjusted loss ratio (1)	53.9%	58.3%	58.3%
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

Item 6.        Directors, Senior Management and Employees
A. Directors and Executive Officers
As at December 31, 2025, the following individuals constituted the directors and executive officers (as contemplated by SEC rules and regulations) of the Company.

Name	Position with the Company	Date Appointed to Role
Directors
Mark Cloutier	Director, Executive Chair, and Group Chief Executive Officer	February 2019
David Altmaier *	Director, Chair of the Compensation Committee, Member of the Risk, Audit and Conflicts Committees	March 2023
Albert J. Beer *	Director, Chair of the Conflicts Committee, Member of Audit, Investment and Risk Committees	July 2019 (1)
Christian Dunleavy	Director and Group President	March 2025
Theresa Froehlich *	Director, Chair of Risk Committee, Member of Compensation and Nominating and Corporate Governance Committees	June 2020
Alexander Humphreys ^	Director	February 2019
Michael Lagler ^	Director, Member of Risk Committee	March 2025
Richard Lightowler *	Director, Chair of Audit Committee, Member of Conflicts Committee	December 2020
Gernot Lohr ^	Director	February 2019
Tammy L. Richardson-Augustus *	Director, Chair of Investment Committee, Chair of Nominating and Corporate Governance Committee	March 2021
Michael Saffer ^	Director, Member of Risk, Investment, Compensation and Nominating and Corporate Governance Committees	February 2019
Executive Officers
Mark Cloutier	Director, Executive Chair and Group Chief Executive Officer	February 2019
David Amaro	Group General Counsel & Company Secretary	January 2023
Mark Pickering	Group Chief Financial Officer & Treasurer	August 2024
Christian Dunleavy	Director and Group President	August 2024
Bruce Eisler	Chief Underwriting Officer - Insurance	June 2020
Rob Houghton	Group Chief Operating Officer	January 2022
Aileen Mathieson	Group Chief Investment Officer	November 2021
Brian Tobben	Chief Executive Officer of Aspen Capital Partners	May 2021
John Welch	Group Chief Underwriting Officer	August 2025
(1) Mr. Beer previously served as a Director of the Company from February 4, 2011 until February 15, 2019. * Independent, Non-Executive Director ^ Non-Executive Director

Shortly following and in connection with the Merger, and as approved by the sole ordinary shareholder of the Company, changes were made to the composition of the directors and executive officers (as contemplated by SEC rules and regulations) of the Company, such that, as at the date of this report, the directors and executive officers (as contemplated by SEC rules and regulations) of the Company are:

Name	Position with the Company	Date Appointed to Role
Directors
James A. Shea	Director, Executive Chair, and Chief Executive Officer	February 2026
David Altmaier *	Director, Chair of the Risk Committee, Member of the Audit Committee	February 2026 (2)
William Babcock *	Director, Chair of the Audit Committee, Member of Risk Committee	February 2026
Christopher Donelan	Director	February 2026
Nicolas Burnet	Director	February 2026
Executive Officers
James A. Shea	Chief Executive Officer	February 2026
Mark Pickering	Chief Financial Officer	February 2026 (3)
* Independent, Non-Executive Director
(2) Originally appointed in such role March 2023 and reappointed in February 2026 in connection with the Merger
(3) Originally appointed in such role in August 2024 and reappointed in February 2026 in connection with the Merger
Biographical information
For biographical information of the directors and executive officers of the Company as at December 31, 2025, please refer to Item 6A of the Annual Report on Form 20-F of the Company, in connection with the 2024 fiscal year of the Company (the “2024 20-F”). A copy of the 2024 20-F can be found on the Company’s investor website at www.investor.aspen.co.
Directors:
•James A. Shea, Director, Executive Chair and Chief Executive Officer
James A. Shea was appointed as a Director and Executive Chair of the Board of the Company and as Chief Executive Officer of the Company shortly following the closing of the Merger, in February 2026. Mr. Shea was appointed as CEO of Sompo P&C in April 2025. Since September 2021, he has also served as CEO and Executive Chairman of the Board of Directors at Sompo International Holdings Ltd., as well as CEO of the Overseas Insurance and Reinsurance Business at Sompo Holdings, Inc. He stepped down from his role as Executive Chairman of Sompo International Holdings Ltd. in April 2025, remaining as an Executive Director.
With extensive experience in senior level positions in Canada, the US, UK, France, Japan and Singapore, Mr Shea was previously CEO of Zurich Insurance Group’s Global Commercial Insurance Business and a member of its Executive Committee from 2016 until 2021. Prior to that, he served as the President of Global Financial Lines for AIG in New York and CEO of Commercial Insurance for AIG in Asia Pacific. Earlier in his career, Mr Shea held several senior underwriting and general management roles. He holds a bachelor’s degree in political science from McGill University.
•David Altmaier, Independent Director, Chair of the Risk Committee and Member of the Audit Committee
Mr. Altmaier was appointed to the Board of the Company shortly following the effective time of the Merger, in February 2026, having previously served on the Board of the Company prior to the Merger since March 2023, Mr. Altmaier has worked as a consultant at The Southern Group, a full-service lobbying firm. Prior to joining The Southern Group, Mr. Altmaier was the Commissioner of Insurance for the State of Florida from 2016 to 2022. In this role, Mr. Altmaier led the Office of Insurance Regulation (the “OIR”) and worked to cultivate a market in Florida in which insurance products are reliable, available, and affordable. He started at the OIR in 2008, serving in a number of increasingly senior roles, including as Director of Property & Casualty Financial Oversight and, prior to assuming the role of Commissioner, as Deputy Commissioner of Property and Casualty Insurance.
Among other market leadership roles, Mr. Altmaier was a member of Florida’s Blockchain Task Force and, during the COVID-19 pandemic, was selected as a member of Florida’s Re-Open Florida Task Force Industry Working Group on Agriculture, Finance, Government, Healthcare, Management and Professional Services. Mr. Altmaier has also held multiple leadership positions within The National Association of Insurance Commissioners, most recently as President. Mr. Altmaier graduated from Western Kentucky University with a bachelor’s degree in mathematics.

•William Babcock, Independent Director, Chair of the Audit Committee and Member of the Risk Committee
William Babcock was appointed to the Board of the Company shortly following the closing of the Merger, in February 2026. Mr. Babcock was Executive Vice President and Chief Financial Officer of PartnerRe Ltd. from October 2010 until his resignation in April 2016. In this role, his responsibilities included financial reporting and control, treasury and capital management, tax and investor relations, as well as executive oversight of investments, information technology, human resources, and communications. Prior to being appointed Chief Financial Officer, he served as PartnerRe’s Group Finance Director. Before joining PartnerRe in August 2008, Mr. Babcock served Endurance, first as Chief Financial Officer of Endurance Reinsurance Corp. of America (now Endurance Assurance Corp.) and then as Chief Accounting Officer and Director of Finance for Endurance Specialty Holdings Ltd. From 1998 to 2002, Mr. Babcock worked as an underwriter at Zurich Re/Converium, most recently as Senior Vice President. He began his career with KPMG in 1990 as an auditor and worked in the firm’s capital markets advisory group, primarily working with insurance companies and investment banks, prior to joining Zurich Re in 1998.
Since leaving PartnerRe, Mr. Babcock has served as a Director and Chair of the Audit and Risk Committee of Orchid Underwriters from May 2019 until its sale in March 2022. Mr. Babcock has also served as a Director and Audit Committee member of Endurance U.S. Holdings Corp. since January 2021.
Mr. Babcock holds a bachelor of science degree in accounting from Wake Forest University and is a certified public accountant.
• Christopher Donelan
Christopher Donelan was appointed to the Board of the Company shortly following the closing of the Merger, in February 2026. He was appointed Chief Executive Officer, Global Reinsurance of Sompo International Holdings Ltd. in March 2020, having previously served as the Deputy CEO for Global Reinsurance, Chairman of North America Reinsurance and CUO of Global Casualty Reinsurance. Prior to joining Sompo in October 2013, Mr Donelan held senior underwriting, claims and reinsurance management positions with various insurance and reinsurance organizations. With over 30 years of industry experience, he has a successful track record of building and leading global reinsurance portfolios. Mr. Donelan holds an MBA in Insurance and Risk Management from St. John’s University and both the Chartered Property Casualty Underwriter (CPCU) and Associate in Reinsurance (ARe) designations.
•Nicolas Burnet
Nicolas Burnet was appointed to the Board of the Company shortly following the closing of the Merger, in February 2026. Mr. Burnet was appointed CFO of Sompo International Holdings Ltd. in March 2023. Mr. Burnet was appointed Group Deputy CFO, Sompo Holdings, Inc. and CFO for Sompo P&C, in April 2025 overseeing Sompo’s global investment strategy, capital allocation, investor relations and merger & acquisitions functions. Prior to joining Sompo, Mr. Burnet was CFO of PartnerRe from 2020 to 2023 and has held various leadership positions in the industry, spending 16 years with Zurich Insurance Group.
With more than 30 years of financial services industry experience, he has held management roles across various geographies including New York, Zurich, Bermuda and Philadelphia. He holds a bachelor’s degree from Saint Joseph’s University and an MBA from Cornell University’s Johnson Graduate School of Management.
Senior Management
•James A. Shea
See Mr. Shea’s biographical information under “Directors” above.
•Mark Pickering, Group Chief Financial Officer
Mr. Pickering was appointed as Chief Financial Officer in February 2026, having previously served as Group Chief Financial Officer & Treasurer of the Company prior to the Merger since August 2024. He has over 20 years of experience in the reinsurance industry, and has held a number of senior roles at Aspen since joining in September 2015. His previous responsibilities included Group Chief Capital Management Officer, Chief Executive Officer at Aspen Bermuda, Chief Financial Officer of Aspen Bermuda and Director of Aspen Bermuda.
Prior to joining Aspen, he served as Senior Vice President, Treasurer with Platinum Underwriters Holdings, Ltd. from 2006 to 2015. He is a Chartered Financial Analyst, Chartered Professional Accountant and also an Associate in Reinsurance. Mr. Pickering holds an honors bachelor’s degree in business administration from Wilfrid Laurier University.

B. Compensation
Director Compensation
The Company paid approximately $1.5 million as aggregate compensation to non-executive directors for their services to the Company during 2025. In the case of Albert Beer and Theresa Froehlich, this also includes fees paid for their services as directors of certain of the Company’s subsidiaries.
Mr. Cloutier, who served as Group Chief Executive Officer and Executive Chairman of the Board until February 2026, and Mr. Dunleavy, who served as Group President until February 2026, did not receive any compensation for their services as directors in 2025. Likewise, Messrs. Humphreys, Lohr, and Saffer, who ceased as directors of the Company in February 2026, did not receive any compensation for their service as directors in 2025. All directors are reimbursed for any travel and other related expenses incurred while attending Board meetings.
The compensation so described relates to compensation paid to the non-executive directors of the Company in place prior to the effective time of the Merger, in February 2026. For the avoidance of doubt, the compensation so described does not reflect any compensation paid to non-executive directors of the Company following the effective time of the Merger. Refer to Item 6A for more details.
Senior Management Compensation
In relation to 2025, the members of senior management identified in Item 6A (including Mr. Cloutier) were awarded approximately $30.0 million in aggregate compensation. This is comprised of: (i) base salary of approximately $6.1 million; (ii) discretionary bonuses, which include annual bonuses paid in 2026 for service during 2025 and, amongst other factors, improved business performance, of approximately $21.5 million; (iii) equity-related compensation of $8.1 million, comprising restricted share units and options; and (iv) pension, retirement, and other benefits of approximately $2.4 million.

The compensation so described relates to compensation paid to the senior management of the Company in place prior to the effective time of the Merger, in February 2026. For the avoidance of doubt, the compensation so described does not reflect any compensation paid to the senior management of the Company following the effective time of the Merger. Refer to Item 6A for more details.

2025 Equity and Incentive Plan & Share Incentive Plan

In connection with our initial public offering in May 2025, we adopted the Aspen Insurance Holdings Limited 2025 Equity and Incentive Plan (the “2025 Incentive Plan”), which provides for the grant of incentive share options, nonqualified share options, share appreciation rights, restricted shares awards, restricted share units, other share awards, and performance awards. Officers, non-employee directors, employees and other service providers, and those expected to become officers, non-employee directors, employees and other service providers, were eligible to receive such awards, as the Board, or a sub-committee thereof, may determine from time to time. Also in connection with our initial public offering in May 2025, we adopted a Share Incentive Plan, under which employees of the Company were also eligible to receive share-based awards (the “U.K. SIP”). Following the Merger, the Company made certain filings with the SEC to terminate the registration statement associated with the 2025 Incentive Plan and all offerings of its securities pursuant thereto (the “S-8 Amendment”), and to remove and withdraw from registration all securities registered pursuant to the registration statement that remain unsold as of the date of the filing, and to terminate the 2025 Incentive Plan and the U.K. SIP.

At the Effective Time, each outstanding and unexercised stock option award (a “Company Option Award”) that had an exercise price per Company Share less than the Merger Consideration was canceled and converted into a contingent right to receive an amount in cash, without interest, equal to the product of (a) the amount by which the Merger Consideration exceeded the applicable per share exercise price of the Company Option Award and (b) the number of Company Shares subject to the Company Option Award (a “Restricted Option Award”), and each Company Option Award with an exercise price per Company Share equal to or greater than the Merger Consideration will be canceled for no consideration. Additionally, at the Effective Time, each outstanding restricted share unit award (a “Company RSU Award”) was canceled and converted into a contingent right to receive an amount in cash, without interest, equal to the product of (x) the Merger Consideration and (y) the number of Company Shares subject to the Company RSU Award (together with the Restricted Option Awards, a “Restricted Cash Award”). Each Restricted Cash Award will continue to be subject to the same terms and conditions as the corresponding Company Option Award or Company RSU Award except that, (i) the vested portion of each Restricted Option Award will be paid within 15 days after the applicable vesting date, and (ii) if an individual’s employment or service is terminated by the Company or its affiliates without “cause” on or following the Effective Time, all Restricted Cash Awards then-held by such individual will vest in full and be paid within 60 days following the date of such individual’s termination of employment, subject to execution and non-revocation of a standard release of claims.

C. Board Practices
As of December 31, 2025 and through to the effective time of the Merger, the Board consisted of 11 directors (see Item 6A above).
Shortly following and in connection with the Merger, and as approved by the sole ordinary shareholder of the Company, changes were made to the composition of the Board. As of the date of this report, the Board consists of 5 directors (see Item 6A above). The current directors on the Board have been elected to serve until the next Annual General Meeting of the Company or until their appointment is terminated in accordance with the Bye-Laws of the Company.
There are no service contracts between the Company and any of the Company’s non-executive directors providing for benefits upon termination of their service.
Audit Committee
As of December 31, 2025, the Audit Committee of the Company was comprised of Messrs. Lightowler (Chair), Beer and Altmaier, all of whom were independent for purposes of the NYSE rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.
Shortly following and in connection with the Merger, the composition of the Audit Committee was updated such that, as at the date of this report, the Audit Committee is comprised of Messrs. Babcock (Chair) and Altmaier, both of whom are independent for purposes of the NYSE rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The Board determined that each of Messrs. Babcock and Altmaier are financially literate as such term is defined by applicable NYSE and SEC requirements. In addition, the Board has determined that Mr. Babcock qualified as having accounting or related financial management expertise pursuant to NYSE requirements and is an “audit committee financial expert” pursuant to the rules and regulations of the SEC. Pursuant to its charter, the Audit Committee has general responsibility to assist the Board in its oversight of: (i) the integrity of the Company’s financial statements, including the accounting and financial reporting process of the Company and audits of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements, as well as conflict of interest matters (to the extent not within the remit of the Conflicts Committee); (iii) the independent auditors’ qualifications, performance and independence; and (iv) the performance of the Company’s internal audit function. Among other things, the Audit Committee annually reviews and makes recommendations to the Board as to their selection and reviews the plan, fees (as otherwise determined by management) and results of the audit of the independent auditors, as well as the fees (as otherwise determined by management) and proposed scope of any non-audit services to be provided by the independent auditor. Such matters may be considered pursuant to the terms of the pre-approval policy adopted by the Board. The Audit Committee also is directly responsible for the appointment, compensation, retention and oversight of the work of the Company’s independent auditors (including resolution of disagreements between management and the auditor regarding financial reporting), and the Company’s independent auditors must report directly to the Audit Committee.
As at December 31, 2025, the Board determined that each of the members of the Audit Committee is financially literate as such term is defined by applicable NYSE and SEC requirements. In addition, the Board has determined that Mr. Lightowler qualified as having accounting or related financial management expertise pursuant to NYSE requirements and is an “audit committee financial expert” pursuant to the rules and regulations of the SEC.
Other Standing Committees
As at December 31, 2025, in addition to the Audit Committee, the Board maintained a Risk Committee, Investment Committee, Conflicts Committee, Compensation Committee and Nominating & Corporate Governance Committee. Shortly following and in connection with the Merger, the following committees were dissolved: Investment Committee, Conflicts Committee, Compensation Committee and Nominating & Corporate Governance Committee. As at the date of this report, the Board maintains an Audit Committee and a Risk Committee. See “Item 4B - Business Overview - Risk Management” for more information regarding these committees and “Item 16G – Corporate Governance” for a summary of ways in which our corporate governance practices differ from those followed by U.S. domestic companies listed on the NYSE.

D. Employees
As at December 31, 2025, we employed 1,169 persons in the following countries:

Country	As at December 31, 2025	As at December 31, 2024	December 31, 2023
United Kingdom	610	569	524
United States	447	452	426
Bermuda	74	71	70
Switzerland	22	21	20
Singapore	16	15	13
Total	1,169	1,128	1,053
The number of employees in 2025 compared to 2024 has remained static. We believe that relations with our employees, none of which are subject to collective bargaining agreements, are good.
E. Share Ownership
As at December 31, 2025 and up until the effective time of the Merger, the Company’s Ordinary Shares were listed on the NYSE, under the symbol “AHL.” The Apollo Shareholders collectively beneficially owned approximately 82.1% of the Company’s Ordinary Shares and the Company accordingly was a “controlled company” within the meaning of the NYSE corporate governance rules. There are no other ordinary shares or classes of ordinary shares issued and no share-based compensation plans issued or administered by Aspen Holdings as of December 31, 2025. Following the Merger, Sompo owns 100% of the Company’s Ordinary Shares and the Company accordingly remains a “controlled company” within the meaning of the NYSE corporate governance rules The Company and the NYSE have issued notices and certifications in connection with the deregistration of the Ordinary Shares and the delisting from the NYSE. For more information regarding the Merger, refer to the “Explanatory Note” on page 2 of this report.
The Company’s non-voting preference shares and depositary shares, as at the date of issuing this report, are listed on the NYSE under the following symbols: AHL PRD, AHL PRE and AHL PRF. As at December 31, 2025, each of the directors and executive officers then so appointed as listed in Item 6B owned less than 1% of our Ordinary Shares and Preference Shares. As at the date of this report, all of the Company’s Ordinary Shares are owned by Sompo.
F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
Item 7.         Major Shareholders and Related Party Transactions
A. Major Shareholders
As more fully described in Item 18,Note 1 to our consolidated financial statements, “History, Organization and Business Combination,” as of the date hereof, Sompo owns 100% of the Company’s Ordinary Shares.
B. Related Party Transactions
Relationships and Related Party Transactions with Apollo or its Affiliates
As at December 31, 2025 and up until the effective time of the Merger, the Apollo Shareholders collectively beneficially owned approximately 82.1% of the Company’s Ordinary Shares. The Apollo Shareholders are affiliates of certain investment funds managed by affiliates of Apollo. Additionally, certain of the directors of the Company as at December 31, 2025 and up until the effective time of the Merger are employees of Apollo and its affiliates. Namely, Messrs. Humphreys, Lagler, Lohr, and Saffer are employees of Apollo.
As at the date of this report, and following the Merger, Sompo owns 100% of the Company’s Ordinary Shares.
For a disclosure of other related party transactions, refer to Item 18, Note 20 of our consolidated financial statements, “Related Party Transactions.”

On February 24, 2026, Aspen was acquired by a wholly owned indirect subsidiary of Sompo, a leading global provider of commercial and consumer property and casualty (re)insurance. For more information regarding the Merger, refer to the “Explanatory Note” on page 2 of this report. As the majority holder of the Company Ordinary Shares prior to the Merger, Apollo or its affiliates received a share of the consideration paid by Sompo proportionate to its equity ownership.
C. Interests of Experts and Counsel
    Not applicable.
Item 8.        Financial Information
A. Consolidated Statements and Other Financial Information
Reference is made to Item 18 of this report, for the consolidated financial statements and reports of the Company and the Notes thereto, as well as the schedules to the consolidated financial statements.
Dividends
The Company’s dividend approach is to declare and pay any dividends on our Company Ordinary Shares at the discretion of the Board, which may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, including restrictions under any of our then outstanding indebtedness, the terms of our Preference Shares (as defined below) and such other factors as the Board may deem relevant. If we elect to pay dividends in the future, we may reduce or discontinue entirely the payment of such dividends at any time.
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
On November 26, 2024, the Company issued 9,000,000 depositary shares, each of which represents 1/1000th interest in a share of the 7.00% Perpetual Non-Cumulative Preference Shares, of the AHL PRF Shares. Dividends of $437.50 were declared on the AHL PRF Shares on February 28, 2025, to be paid on or around April 1, 2025.
On November 29, 2024, the Company issued a notice of redemption in connection with all of its issued and outstanding 5.950% Fixed-to-Floating Perpetual Non-Cumulative Preference Shares (the “AHL PRC Shares”) (NYSE: AHL PRC). The redemption took place on January 1, 2025, with payment on January 2, 2025, and was conducted pursuant to the terms of the certificate of designation, dated May 2, 2013, governing the AHL PRC Shares. The AHL PRC Shares were subsequently delisted from the NYSE.
During the twelve months ended December 31, 2025, we paid aggregate dividends of $14.1 million, $14.1 million and $17.3 million on our AHL PRD Shares, AHL PRE Shares and AHL PRF Shares, respectively. The terms of our Preference Shares contain restrictions on our ability to pay dividends to holders of our ordinary shares.
B. Significant Changes
On February 24, 2026, Aspen was acquired by a wholly owned indirect subsidiary of Sompo, a leading global provider of commercial and consumer property and casualty (re)insurance. For more information regarding the Merger, refer to the “Explanatory Note” on page 2 of this report.
Item 9.        The Offer and Listing
A. Offer and Listing Details
As at December 31, 2025 and through to the effective time of the Merger, the Company Ordinary Shares were listed on the NYSE under the symbol AHL. The Company’s preference shares and depositary shares are listed on the NYSE under the following symbols: AHL PRD, AHL PRE and AHL PRF.
As from and following the effective time of the Merger, the Company Ordinary Shares were deregistered and delisted. For further details, refer to the “Explanatory Note” on page 2 of this report.

B. Plan of Distribution
Not applicable.
C. Markets
As at December 31, 2025 and through to the effective date of the Merger, the Company Ordinary Shares were listed and traded on the NYSE. In connection with the Merger in February 2026, the Company Ordinary Shares were delisted and deregistered.
The Company’s preference shares and depositary shares are listed and traded on the NYSE. The AHL PRD Shares began trading on September 21, 2016. The AHL PRE Shares began trading on August 13, 2019. The AHL PRF Shares began trading on November 26, 2024.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.

Item 10.        Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The information required by this section, including a summary of certain key provisions of the Company’s Memorandum of Association, were included in our Form S-3 (Registration No. 333-231937) filed with the SEC on June 4, 2019 (the “Registration Statement”), which summary is incorporated herein by reference. Our Memorandum of Association was filed as Exhibit 3.1 to a Form 6-K filed with the SEC on July 29, 2019, which Form 6-K was incorporated by reference into the Registration Statement. Our Altered Memorandum of Association was filed as Exhibit 3.1 to a Form 6-K filed with the SEC on February 24, 2026. Our Second Amended and Restated Bye-laws were filed as Exhibit 3 of the Company’s Registration Statement on Form 8-A filed on November 26, 2024. Pursuant to the terms of the Merger, the Company's Second Amended and Restated Bye-laws (now the "Amended and Restated Bye-laws") have been amended as of February 24, 2026.
C. Material Contracts
Management Consulting Agreement with Apollo Management
In March 2019, the Company entered into a Management Consulting Agreement (the “Management Consulting Agreement”), by and between the Company and Apollo Management Holdings, L.P., a Delaware limited partnership (“Apollo Management”). Pursuant to the Management Consulting Agreement, Apollo Management provided the Aspen Group with management consulting and advisory services related to the business and affairs of the Aspen Group and Aspen would pay to Apollo Management in consideration for its services under the Management Consulting Agreement an annual management consulting fee equal to the greater of (i) 1% of the consolidated net income of the Aspen Group for the applicable fiscal year, and (ii) $5 million. The Management Consulting Agreement was terminated by mutual agreement of the Company and Apollo Management with effect from completion of the IPO, on May 9, 2025.
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
In 2025, the Company paid Cognizant approximately $12.7 million (2024 — $11.6 million, 2023 — $11.5 million) for services rendered under the Original IT Outsourcing Agreement.
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
Under the terms of the BPO Outsourcing Agreement, Genpact will provide support function services to the Company. The compensation structure under the BPO Outsourcing Agreement includes a combination of fixed and variable fees which may fluctuate, as set forth in the BPO Outsourcing Agreement, based on our actual use of Genpact’s services. In 2025, the Company paid Genpact $9.6 million (2024 — $12.3 million, 2023 — $10.8 million) for services rendered under the BPO Outsourcing Agreement.
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
The IT Infrastructure Outsourcing Agreement has minimum service levels that LTIMindtree must meet or exceed. The compensation structure under the IT Infrastructure Outsourcing Agreement includes a combination of fixed and variable fees which are both applicable and may fluctuate based on our actual use of LTIMindtree’s services, as set forth in the IT Infrastructure Outsourcing Agreement. In 2025, the Company paid LTIMindtree $8.2 million, (2024 — $8.3 million, 2023 — $6 million approximately) for services rendered under the IT Infrastructure Outsourcing Agreement.
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
Under the terms of the LPT, Enstar’s subsidiary will reinsure net losses incurred on or prior to December 31, 2019 on all of the Company’s net loss reserves of $3,120.0 million as of September 30, 2021. The LPT provides for a limit of $3,570.0 million in consideration for a premium of $3,160.0 million. The amount of net loss reserves ceded, as well as the premium and limit amounts provided under the LPT, have been adjusted for claims paid between October 1, 2021 and the closing date of the transaction. The premium includes $2,610.1 million of premium previously paid with respect to reserves ceded under the Original Agreement, which will continue to be held in trust accounts to secure the Enstar subsidiary’s obligations under the LPT. The incremental new premium will initially be held in funds withheld accounts in their original currencies maintained by the Company but will be released to the trust accounts maintained by the Enstar subsidiary no later than September 30, 2025. The funds withheld by the Company will be credited with interest at an annual rate of 1.75% plus, for periods after October 1, 2022, an additional amount equal to 50% of the amount by which the total return on the Company’s investments and cash and cash equivalents exceeds 1.75%. Under the LPT, the Enstar subsidiary has assumed claims control of the subject business, pursuant to the provisions of an administrative services agreement subsequently entered into between the parties in June 2022.
2026 Term Loan & 2030 Senior Notes
On July 26, 2023, the Company entered into a $300.0 million term loan facility due November 9, 2026 at a borrowing rate of term SOFR plus an applicable margin (ranging from 1.13% to 1.75% based on the Company’s credit ratings and 1.38% as of December 31, 2023) and a SOFR adjustment of 0.10% pursuant to a term loan credit agreement among the Company, the several lenders from time to time party thereto, HSBC Bank Bermuda Limited, as structuring agent, Lloyds Bank Plc, as syndication agent, and Citibank, N.A., as administrative agent (the “2026 Term Loan”). On November 9, 2023, the Company drew down $300.0 million on the 2026 Term Loan and the proceeds were used to redeem the senior notes previously issued by the Company that were due in November 2023.
On June 13, 2025, the Company closed its offering of $300.0 million aggregate principal amount of its 5.750% Senior Notes due 2030 (the “2030 Senior Notes”). The net proceeds from the offering, net of debt issuance costs, were $296.8 million, and the proceeds were used to repay the $300.0 million 2026 Term Loan.

Contemporaneously with the Merger, on February 24, 2026 the Company executed the supplemental indenture and related documentation relating to the outstanding 2030 Senior Notes. For more information regarding the Merger, refer to the “Explanatory Note” on page 2 of this report.
D. Change of Ownership of Our Ordinary Shares
Securities may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 (as amended), and up until November 2025, the Exchange Control Act 1972, and related regulations of Bermuda that regulate the sale of securities in Bermuda. As of November 3, 2025, the Exchange Control Act 1972 was repealed and the Beneficial Ownership Act 2025 was brought into effect, under which the central register of Bermuda companies was transferred from the BMA to the Registrar of Companies ("ROC"). The ROC now handles filing/maintenance of beneficial ownership information and related requirements for most Bermuda companies (including insurers) that are in scope under the Beneficial Ownership Act. While the Exchange Control regime has been repealed, the BMA remains the regulator for insurance companies under the Insurance Act 1978 and therefore any changes in controllers (e.g., shareholders crossing specified thresholds like 10%, 20%, 33%, 50%) require BMA notification or approval under the Insurance Act’s change-of-control regime.
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
Under the CIT Act, Bermuda corporate income tax is chargeable in respect of fiscal years beginning on or after January 1, 2025 and applies only to Bermuda entities that are part of Bermuda Constituent Entity Groups. Where corporate income tax is chargeable to a Bermuda Constituent Entity Group, the amount of corporate income tax chargeable for a fiscal year shall be (1) 15% of the net taxable income of the Bermuda Constituent Entity Group less (2) tax credits applicable to the Bermuda Constituent Entity Group under Part 4 of the CIT Act, or as prescribed. Bermuda will continue to monitor further developments around the world as other jurisdictions address the OECD’s standards. The CIT Act includes the ETA and OTLC, which are intended to provide a fair and equitable transition into the new tax regime and have resulted in the recognition of a deferred tax asset of $158.9 million in respect of the ETA and $40.0 million in respect of an OTLC for the twelve months ended December 31, 2024.
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
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
The Company maintains an internet site at www.investor.aspen.co that contains Annual Reports on Form 20-F and Current Reports on Form 6-K filed or furnished with the U.S. Securities and Exchange Commission (“SEC”). Reports and other information we file with the SEC are also available on the internet site maintained by the SEC at www.sec.gov. Registration statements, reports and other information we file may be reviewed and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Copies of these documents may also be requested upon payment of a duplicating fee by writing to the SEC.
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
The table below depicts interest rate change scenarios and the effect on our interest rate sensitive invested assets as at December 31, 2025:

Effect of Changes in Interest Rates on Portfolio Given a Parallel Shift in the Yield Curve
Movement in Rates in Basis Points	-200	-100	0	100	200

	($ in millions, except for percentages)
Market Value (1)	$6,688.1	$6,479.7	$6,271.3	$6,062.9	$5,854.4
Gain/(Loss)	$416.9	$208.4	$—	$(208.4)	$(416.9)
Percentage of Portfolio	6.4%	3.2%	—	(3.2)%	(6.4)%
Corresponding percentage at December 31, 2024	5.5%	2.7%	—	(2.7)%	(5.5)%
(1)    Market value includes our fixed income portfolio, short-term investments and privately-held investments.

Foreign currency risk.  Our reporting and the functional currency of our operations is the U.S. Dollar. As at December 31, 2025, approximately 86.7% of our cash and investments was held in U.S. Dollars (2024 — 89.2%), and approximately 13.3% was in currencies other than the U.S. Dollar (2024 — 10.8%).
For the twelve months ended December 31, 2025, 24.9% of our gross premiums were written in currencies other than the U.S. Dollar (2024 — 25.2%) and we expect that a similar proportion will be written in currencies other than the U.S. Dollar in 2026.
Other foreign currency amounts are remeasured to U.S. Dollars and the resulting foreign exchange gains or losses are reflected in the statement of operations. The remeasurement is calculated using current exchange rates for the balance sheets and average exchange rates for the statement of operations. We may experience exchange losses to the extent that our foreign currency exposure is not properly managed or otherwise hedged which would in turn adversely affect our results of operations and financial condition. Management estimates that a 10% change in the exchange rate between British Pounds and U.S. Dollars, as an example, as at December 31, 2025 would have impacted reported net comprehensive income by approximately $29.3 million (2024 — $11.9 million).
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
As at December 31, 2025, we held foreign exchange contracts that were not designated as hedges under ASC 815, “Derivatives and Hedging” with an aggregate notional value of $1,404.0 million (2024 — $1,586.9 million). The foreign exchange contracts are recorded as derivative assets or derivative liabilities in the balance sheet with changes recorded as a change in fair value of derivatives in the statement of operations. For the twelve months ended December 31, 2025, the impact of foreign exchange contracts on net income was a gain of $43.9 million (December 31, 2024 — loss of $34.0 million).
As at December 31, 2025, we held foreign exchange contracts that were designated as cash flow hedges under ASC 815 with an aggregate notional value of $186.8 million (2024 — $158.0 million). The foreign exchange contracts are recorded as derivative assets or derivative liabilities in the consolidated balance sheet with the changes in fair value recorded in other comprehensive income. For the twelve months ended December 31, 2025, we recognized a gain of $6.7 million (December 31, 2024 — loss of $6.5 million) in other comprehensive income.
As the foreign exchange contracts settle, the realized gain or loss is reclassified from other comprehensive income into general, administration and corporate expenses in the statement of operations and other comprehensive income. For the twelve months ended December 31, 2025, the amount recognized within general, administration and corporate expenses for settled foreign exchange contracts was a realized gain of $0.7 million (December 31, 2024 — loss of $0.9 million).
Embedded derivative on loss portfolio contract. The loss portfolio transfer contract includes a funds withheld arrangement that provides returns to the reinsurer based on Aspen’s investment performance, guaranteeing a minimum of 1.75% return. Such funds withheld arrangements are examples of embedded derivatives and therefore this instrument is accounted for as an option-based derivative. For the twelve months ended December 31, 2025, the amount recognized as a change in fair value of derivatives in the consolidated statement of operations was a gain of $2.9 million (December 31, 2024 —gain of $12.9 million).
Credit risk.  We have exposure to credit risk primarily as a holder of fixed income securities and private securities. Our risk management strategy and investment policy is to invest mainly in debt instruments of high credit quality issuers. We also invest a portion of the portfolio in securities that are below investment grade or in unrated private securities and other specialty asset classes. We reduce the amount of credit exposure by setting limits with respect to particular ratings categories, business sectors and any one issuer. As at December 31, 2025, the average rating of fixed income securities in our investment portfolio was “AA-” (December 31, 2024 — “AA-”).

In addition, we are exposed to the credit risk of our insurance and reinsurance brokers to whom we make claims payments for our policyholders, as well as to the credit risk of our reinsurers and retrocessionaires who assume business from us. Other than fully collateralized reinsurance, the substantial majority of our reinsurers have a rating of “A” (Excellent), the third highest of fifteen rating levels, or better by A.M. Best and the minimum rating of any of our material reinsurers is “A-” (Excellent), the fourth highest of fifteen rating levels, by A.M. Best. At December 31, 2025, the total amount recoverable by the Company from reinsurers was $4,281.9 million (December 31, 2024 — $4,172.0 million. Of the Company’s reinsurance recoverable balance at December 31, 2025, 61.9% is collateralized by our reinsurers, 37.3% is recoverable from reinsurers rated A- or higher by major rating agencies and 0.8% is recoverable from reinsurers rated lower than A- by major rating agencies (December 31, 2024 — 55.9%, 44.0% and 0.1%, respectively). As at December 31, 2025, the Company’s largest uncollateralized exposures to individual reinsurers represent 17.2% (December 31, 2024 — 15.4%), 15.1% (December 31, 2024 — 11.5%), and 7.6% (December 31, 2024 — 8.8%). As at December 31, 2025, the Company recognized an allowance for expected credit losses of $16.2 million (December 31, 2024 — $27.5 million) for reinsurance recoverables from reinsurers.

Item 12.     Description of Securities Other Than Equity Securities.
Not applicable.

PART II

Item 13.        Defaults, Dividends Arrearages and Delinquencies
None.
Item 14.        Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15.        Controls and Procedures
A. Disclosure Controls and Procedures
The Company maintains disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. The Company, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the design and operation of the Company’s disclosure controls and procedures as of December 31, 2025. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2025, the Company’s disclosure controls and procedures were not effective, solely due to the material weakness described below.
B. Management’s Annual Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f) and as contemplated by Section 404 of the Sarbanes-Oxley Act.
Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.
Our management does not expect that our disclosure controls will prevent all errors and all fraud. A control system, no matter how well designed and operated, has inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements or omissions. Also, our evaluation of effectiveness is as of a particular point in time and projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Material Weakness in Internal Control Over Financial Reporting
In the course of assessing the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, management identified a material weakness in the design and operating effectiveness of existing internal controls within its process level controls over its Claims function. The material weakness was a result of deficiencies in the design and operation of transaction-level internal controls over the input of financial and non-financial claims data.
In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework (2013). Based on this assessment, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to the material weaknesses described above.
The Company is committed to addressing the material weakness and has begun to implement changes designed to improve its internal controls over financial reporting and to remediate the material weakness, including:
•Redesigning transaction-level claims processing controls, including the enhancement of inspectable evidence associated with the operation of controls.
•Redesigning controls to test the completeness and accuracy of financial and non-financial claims data.

As the Company evaluates and enhances its internal control over financial reporting, it may take additional measures to modify, or add to, the remediation measures described above.
Our Board and Audit Committee are committed to, and will continue to monitor the testing progress and effectiveness of our management’s implemented control-remediation activities.
C. Attestation report of the registered public accounting firm

The Company’s independent registered public accounting firm, Ernst & Young Ltd., has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting as of December 31, 2025 as stated in their report appearing in “Report of Independent Registered Public Accounting Firm” included in “Item 18. Financial Statements.”
D. Changes in Internal Control Over Financial Reporting
Other than the changes described in Item 15.B.,there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f)) that have occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A.    Audit Committee Financial Expert
Through to December 31, 2025 and up until the effective time of the Merger, the Board had determined that Richard Lightowler was an independent director, is financially literate, has accounting or related financial management expertise pursuant to NYSE requirements and is an “audit committee financial expert” pursuant to the rules and regulations of the SEC.
Following the Merger, and from the date of his appointment as a director of the Company and as Chair of the Audit Committee, the Board has determined that Mr. William Babcock is an independent director, is financially literate, has accounting or related financial management expertise pursuant to NYSE requirements, and is an “audit committee financial expert” pursuant to the rules and regulations of the SEC.
Item 16B.    Code of Ethics
Our Board has adopted a code of ethics entitled “Code of Conduct” which applies to all of our employees, officers and directors. Copies of our Code of Conduct can be found on our investor website at investor.aspen.co and may be obtained in print, without cost, by writing to Aspen Insurance Holdings Limited, Attention: Company Secretary, Waterloo House, 100 Pitts Bay Road, Pembroke HM08, Bermuda. We intend to satisfy the disclosure requirement under Item 16B(d)-(e) of Form 20-F regarding amendment to, or waiver from, a provision of our Code of Ethics by posting such information at the website location specified above.

Item 16C.    Principal Accountant Fees and Services
The following table represent aggregate fees billed to the Company by the Company’s independent registered public accounting firm and auditor, Ernst & Young Ltd. (“EY”) PCAOB ID 1127, Hamilton, Bermuda, for the fiscal year ended December 31, 2025 and 2024:

	Twelve Months Ended December 31, 2025	Twelve Months Ended December 31, 2024

	($ in millions)
Audit Fees (1)	$12.5	$8.9
Audit-Related Fees (2)	0.5	0.6
All Other Fees (3)	0.1	—
Total Fees	$13.1	$9.5
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
(3)    All other fees totaling $96,200 relate to fees billed to the Company by EY for non-audit services rendered to the Company in connection with Canadian Actuarial Support.
The policy of the Audit Committee is to approve all audit and permissible non-audit services to be provided by the independent registered public accounting firm during the year. The Audit Committee considered whether the provision of the non-audit services by EY was compatible with maintaining EY’s independence with respect to the Company and determined that the provision of such services was compatible with EY maintaining its independence. The Audit Committee approved all of the services provided by EY for the fiscal year ended December 31, 2025.
Item 16D.    Exemptions from the Listing Standards for Audit Committee
Refer to Item 16G for further information.
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
The Company provided EY London with a copy of the foregoing disclosure and received from EY London a letter addressed to the SEC stating whether it agrees with such disclosure. A copy of EY London’ letter, filed with the SEC on July 12, 2024, is referenced as Exhibit 15.3.

Table of Contents Contents
Item 16G.    Corporate Governance
As a foreign private issuer, we are entitled to follow the practice of our home country, Bermuda, with respect to certain corporate governance requirements, rather than adhering to the corporate governance requirements that are applicable to U.S. issuers listed on the NYSE. Additionally, following the effective time of the Merger, because 100% of our Ordinary Shares are owned by Sompo and are not listed on the NYSE, we are a “controlled company” within the meaning of NYSE corporate governance standards. Controlled companies are also exempt from certain NYSE corporate governance standards.
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
•Following the Merger and changes made subsequently to the Board and its committees, we do not, as at the date of this report, have a nominating/corporate governance committee of the Board. Instead, the functions typically performed by such a committee are performed by the Board. The NYSE requires U.S. issuer listed companies to have a nominating/corporate governance committee composed entirely of independent directors and a committee charter detailing the committee’s purpose and responsibilities and an annual performance evaluation of the committee. Controlled companies, however, are exempt from this requirement. Under Bermuda law and our Bye-Laws, we are not required to have a nominating or corporate governance committee.
•Following the Merger and changes made subsequently to the Board and its committees, we do not, as at the date of this report, have a compensation committee of the Board. The NYSE requires U.S. issuer listed companies to have a compensation committee composed entirely of independent directors and a committee charter detailing the committee’s purpose and responsibilities, an annual performance evaluation of the committee and the rights and responsibilities of the committee with respect to retaining or obtaining advice from an independent adviser. Controlled companies, however, are exempt from this requirement. Under Bermuda law and our Bye-Laws, we are not required to have a compensation committee.
•Following the Merger and changes made subsequently to the Board and its committees, we do not, as at the date of this report, have an audit committee of the Board composed of a minimum of three individuals. The NYSE requires U.S. issuer listed companies to have an audit committee that has a minimum of three members. Foreign private issuers are exempt from this requirement. Under Bermuda law and our Bye-Laws, there is no requirement for a fixed number of members for an audit committee. Our Audit Committee is composed of two members, as described further herein.
Item 16H.    Mine Safety Disclosure
Not applicable.
Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J.    Insider Trading Policies
In 2025, the Company adopted revised insider trading policies and procedures governing the purchase, sale, and other dispositions of the Company’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our framework is filed as Exhibit 11.1.
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

Table of Contents Contents
Our cybersecurity program is designed to provide reasonable assurance that we will have efficient and effective operations; safeguard our assets; produce reliable reporting; comply with applicable laws and regulations; and to identify, protect, detect and respond to, and manage, reasonably foreseeable cybersecurity risks and threats. Our Framework is a key part of our internal control system and uses risk management processes to enable informed and prioritized decisions regarding information and cybersecurity.
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

Table of Contents Contents
Management has responsibility to manage risk and bring to the Board’s attention the most material near-term and long-term risks to the Company. The Company’s CISO leads management’s assessment and management of cybersecurity risk and is responsible for defining the Framework, and for establishing and maintaining security policies, standards and guidelines for group-wide applicability. Our Company CISO has extensive experience in IT and cybersecurity in particular, spanning over 20+ years within multiple industries including but not limited to financial services. As of December 31, 2025 and through to the Merger, the CISO reports to the Chief Information Officer, who report to the Group Chief Operating Officer, who in turn reports directly to the Company’s Group Chief Executive Officer.
Prior to the closing of the Merger, the Board delegated certain of its responsibilities related to the Group’s cybersecurity program to the Risk Committee, which, on behalf of the Board, reviews at least once annually, the Group’s cybersecurity program, its effectiveness, and related exposures and risks, including actions underway or planned to reduce these risks. This review and oversight may generally encompass data breach risk; cyber prevention and detection controls; privacy matters; incident response plan; third-party cyber risk; cyber trends and events; and other cyber topics determined jointly by management and the Risk Committee. In carrying out this role, the Risk Committee takes into account the relevant work of the CISO. A presentation on cybersecurity matters is made to the Risk Committee at least once annually, and the Board receives updates on operational risks, including cybersecurity matters, at its regular quarterly meetings from the Group Chief Operating Officer, alongside second-line oversight updates from the Group Chief Risk Officer and the Risk Committee. The Internal Audit function also provides third-line oversight of cyber risk elements through periodic testing of our cyber procedures, the results of which are reported to the Risk Committee and subsidiary boards of directors as appropriate.
On the recommendation of the Risk Committee, the Board considers the Group Information Security and Risk Management Policy on an annual basis and oversees our annual enterprise risk assessment on at least an annual basis to assess key risks within the business, including security and technology risks and cybersecurity threats. As a result of the closing of the Merger, certain of the Board’s committees, including the Risk Committee, were discontinued, and the full Board assumed the responsibilities previously delegated to the Risk Committee.
For further information regarding the Company’s cybersecurity framework and associated governance procedures, please refer to Item 4, “Business Overview - Certain Regulatory Considerations - Privacy & Cybersecurity Laws.”
For further information on our risk management strategy, refer to Item 4, “Business Overview - Risk Management - Risk Management Strategy.”

PART III
Item 17.        Financial Statements
Refer to Item 18 of this report.

Table of Contents Contents
FINANCIAL STATEMENTS

Item 18.        Financial Statements
ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED BALANCE SHEETS
As at December 31, 2025 and December 31, 2024
($ in millions)

	As at December 31, 2025	As at December 31, 2024
ASSETS
Fixed income securities, available for sale (amortized cost — 2025: $5,011.0 and 2024: $4,861.1 net of allowance for expected credit losses 2025: $0.3 and 2024: $1.0) (1)	$5,013.4	$4,692.2
Fixed income securities, trading at fair value (amortized cost — 2025: $1,037.8 and 2024: $1,207.7) (1)	1,040.2	1,199.9
Short-term investments, available for sale (amortized cost — 2025: $45.4 and 2024: $261.9)	45.4	261.9
Short-term investments, trading at fair value (amortized cost — 2025: $0.0 and 2024: $1.0)	—	1.0
Catastrophe bonds, trading at fair value (amortized cost — 2025: $0.0 and 2024: $1.0)	—	1.0
Privately-held investments, available for sale (amortized cost — 2025: $49.6 and 2024: $24.0)	50.5	24.2
Privately-held investments, trading at fair value (amortized cost — 2025: $121.1 and 2024: $288.0) (2)	121.8	286.8
Equity securities	8.1	—
Investments, equity method	9.6	7.3
Other investments, at fair value (3)	279.6	267.2
Total investments	6,568.6	6,741.5
Cash and cash equivalents (4)	1,658.8	914.2
Unpaid losses recoverable from reinsurers (net of allowance for expected credit losses of 2025: $16.2 and 2024: $27.5)	4,281.9	4,172.0
Ceded unearned premiums	968.6	901.7
Underwriting premiums receivables (5) (net of allowance for expected credit losses of 2025: $22.9 and 2024: $24.6)	1,700.8	1,617.0
Deferred acquisition costs	357.2	322.1
Derivative assets	5.0	17.0
Right-of-use operating lease assets	43.4	53.5
Income taxes refundable	2.5	0.9
Deferred tax assets	342.5	397.9
Other assets	360.4	590.8
Intangible assets and goodwill	19.9	19.9
Total assets	$16,309.6	$15,748.5
LIABILITIES
Reserve for losses and loss adjustment expenses (5)	$8,725.0	$8,122.6
Unearned premiums (5)	2,725.8	2,645.8
Total insurance reserves	11,450.8	10,768.4
Reinsurance premiums	520.3	901.1
Income taxes payable	18.7	6.8
Deferred tax liabilities	4.0	1.1
Accrued expenses and other payables (6)	317.1	237.2
Payables for securities purchased	—	36.9
Operating lease liabilities	64.7	75.6
Derivative liabilities	12.1	49.5
Long-term debt	296.8	300.0
Total liabilities	$12,684.5	$12,376.6
Commitments and contingencies (see Note 21)
SHAREHOLDERS’ EQUITY
Ordinary shares (7)	$0.1	$0.1
Preference shares	699.9	970.5
Additional paid-in capital (7)	803.4	761.7
Retained earnings	2,320.0	2,029.7
Accumulated other comprehensive (loss)	(198.3)	(390.1)
Total shareholders’ equity	3,625.1	3,371.9
Total liabilities and shareholders’ equity	$16,309.6	$15,748.5
_________________
(1)Fixed income securities, available for sale includes related party investments totaling $19.8 million (2024 — $14.0 million). Fixed income securities, trading at fair value includes related party investments totaling $69.0 million (2024 — $74.9 million).
(2)Privately-held investments, trading at fair value include related party investments totaling $4.8 million (2024 — $73.6 million).
(3)Other investments includes related party investments of $81.4 million (2024 — $78.6 million).
(4)Cash and cash equivalents includes restricted cash of $130.6 million (2024 — $181.9 million) which are held in trusts.
(5)Included within underwriting premiums receivables, reserve for losses and loss adjustment expenses and unearned premiums are related party balances of $1.6 million, $3.7 million and $1.2 million, respectively. Refer to Note 20, “Related Party Transactions” for further details.
(6)Includes amounts due to related parties of $2.0 million for investment management fees (2024 — $4.0 million), and $Nil for management consulting fees (2024 — $1.3 million).
(7)Ordinary shares and additional paid-in capital have been retroactively adjusted to reflect the Ordinary Share Exchange, for all periods presented. Refer to Note 12, “Capital Structure” for further details.

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
For The Twelve Months Ended December 31, 2025, 2024 and 2023
($ in millions, except per share amounts)

	Twelve Months Ended December 31,
	2025	2024	2023
Revenues
Net earned premiums (1)	$2,831.9	$2,889.7	$2,614.5
Net investment income (2)	326.3	318.0	275.7
Realized and unrealized investment gains (3)	61.4	52.6	75.9
Total revenues	3,219.6	3,260.3	2,966.1
Expenses
Losses and loss adjustment expenses (1)	(1,546.7)	(1,717.8)	(1,553.0)
Acquisition costs	(422.4)	(420.2)	(380.2)
General, administrative and corporate expenses (4)	(671.4)	(533.1)	(503.6)
Interest expense	(31.7)	(62.1)	(55.2)
Change in fair value of derivatives	47.5	(21.1)	26.1
Realized and unrealized investment losses (3)	(72.3)	(102.1)	(61.4)
Net realized and unrealized foreign exchange (losses)/gains	(78.5)	60.2	(36.2)
Total expenses	(2,775.5)	(2,796.2)	(2,563.5)
Income from operations before income taxes	444.1	464.1	402.6
Income tax (expense)/benefit	(103.9)	22.0	132.1
Net income	$340.2	$486.1	$534.7

Other Comprehensive Income:
Reclassification adjustment for net realized losses on investments included in net income	$43.0	$59.4	$40.2
Change in net unrealized gains/(losses) on available for sale securities held	128.0	(25.3)	86.0
Net change from current period hedged transactions	6.7	(6.5)	(14.0)
Change in foreign currency translation adjustment	51.6	(14.1)	14.4
Other comprehensive income, before income taxes	229.3	13.5	126.6
Income tax (expense)/benefit thereon:
Reclassification adjustment for net realized losses on investments included in net income	(8.7)	(11.5)	(6.6)
Change in net unrealized (gains)/losses on available for sale securities held	(25.4)	6.8	(14.0)
Net change from current period hedged transactions	(1.6)	1.4	—
Change in foreign currency translation adjustment	(1.8)	—	—
Total income tax (expense) allocated to other comprehensive income	(37.5)	(3.3)	(20.6)
Other comprehensive income, net of income taxes	191.8	10.2	106.0
Total comprehensive income attributable to Aspen Insurance Holdings Limited	$532.0	$496.3	$640.7

Net income as reported	$340.2	$486.1	$534.7
Preference share dividends	(45.5)	(54.9)	(49.9)
Preference share redemption costs	(4.4)	—	—
Net income available to Aspen Insurance Holdings Limited’s ordinary shareholders	$290.3	$431.2	$484.8

Basic earnings per ordinary share (5)	$3.18	$4.75	$5.34
Diluted earnings per ordinary share (5)	$3.17	$4.75	$5.34
_________________
(1)    Net earned premiums and losses and loss adjustment expenses include related party balances of $5.9 million and $3.7 million, respectively, for the twelve months ended December 31, 2025. Refer to Note 20, “Related Party Transactions” for further details.
(2)    Net investment income includes related party net investment income of $13.6 million (2024 — $15.2 million, 2023 — $19.6 million) and related party investment management fees of $6.4 million (2024 — $9.2 million, 2023 — $9.4 million).
(3)    Realized and unrealized investment gains and losses include losses of $1.7 million on related party investments (2024 — gains of $2.5 million, 2023 — gains of $8.7 million).
(4)    General, administrative and corporate expenses includes related party management consulting fees of $1.8 million (2024 — $5.0 million; 2023 — $5.0 million).
(5)    Basic and diluted earnings per ordinary share have been retroactively adjusted to reflect the impact of the Ordinary Share Exchange, for all periods presented. Refer to Note 12, “Capital Structure” and Note 13, “Earnings Per Ordinary Share” for further details.

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For The Twelve Months Ended December 31, 2025, 2024 and 2023
($ in millions)

	Twelve Months Ended December 31,
	2025	2024	2023
Ordinary shares (1)
Beginning of the year	$0.1	$0.1	$0.1
End of the year	0.1	0.1	0.1
Preference shares (2)
Beginning of the year	970.5	753.5	753.5
Preference shares redeemed (3)	(270.6)	—	—
Preference shares issued	—	217.0	—
End of the year	699.9	970.5	753.5
Additional paid-in capital (1)
Beginning of the year	761.7	761.7	761.7
Share-based compensation	41.7	—	—
End of the year	803.4	761.7	761.7
Retained earnings
Beginning of the year	2,029.7	1,793.5	1,349.0
Net income for the year	340.2	486.1	534.7
Dividends on ordinary shares	—	(195.0)	(40.3)
Dividends on preference shares	(45.5)	(54.9)	(49.9)
Preference share redemption costs (3)	(4.4)	—	—
End of the year	2,320.0	2,029.7	1,793.5
Accumulated other comprehensive income:
Cumulative foreign currency translation adjustments:
Beginning of the year	(186.6)	(172.5)	(186.9)
Change for the year, net of income taxes	49.8	(14.1)	14.4
End of the year	(136.8)	(186.6)	(172.5)
(Loss)/gain on derivatives:
Beginning of the year	(5.3)	(0.2)	13.8
Net change from current period hedged transactions, net of income taxes	5.1	(5.1)	(14.0)
End of the year	(0.2)	(5.3)	(0.2)
Unrealized (depreciation)/appreciation on available for sale investments:
Beginning of the year	(198.2)	(227.6)	(333.2)
Change for the year, net of income taxes	136.9	29.4	105.6
End of the year	(61.3)	(198.2)	(227.6)
Total accumulated other comprehensive (loss)	(198.3)	(390.1)	(400.3)

Total shareholders’ equity	$3,625.1	$3,371.9	$2,908.5
_________________
(1)    Ordinary shares and additional paid-in capital have been retroactively adjusted to reflect the Ordinary Share Exchange, for all periods presented. Refer to Note 12, “Capital Structure” for further details.
(2)    Preference shares of $725.0 million, less issuance costs of $25.1 million (December 31, 2024 — $1,000.0 million and $29.5 million, December 31, 2023 — $775.0 million and $21.5 million).
(3)    On January 1, 2025, the Company redeemed its 5.95% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares, representing an aggregate amount of $275.0 million, plus a reclassification adjustment of $4.4 million between retained earnings and preference shares which represents the difference between the capital raised upon issuance, net of issuance costs, and the final redemption cost.

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Twelve Months Ended December 31, 2025, 2024 and 2023
($ in millions)

	Twelve Months Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net income	$340.2	$486.1	$534.7
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	7.9	(1.0)	11.0
Share-based compensation	41.7	—	—
Amortization of right-of-use operating lease assets	10.1	9.9	10.7
Interest on operating lease liabilities	3.6	4.1	4.5
Realized and unrealized investment gains	(61.4)	(52.6)	(75.9)
Realized and unrealized investment losses	72.3	102.1	61.4
Deferred tax expense/(benefit)	22.3	(88.6)	(197.7)
Net realized and unrealized investment foreign exchange (gains)/losses	(7.9)	11.2	(5.3)
Net change from current period hedged transactions	6.7	(6.5)	(14.0)
Unrealized losses on investment funds in net investment income	5.8	6.1	17.9

Changes in:
Reserve for losses and loss adjustment expenses	602.4	312.0	99.7
Unearned premiums	80.0	219.5	(31.2)
Unpaid losses recoverable from reinsurers	(109.9)	405.8	319.9
Ceded unearned premiums	(66.9)	(168.2)	3.8
Deferred acquisition costs	(35.1)	(25.9)	22.8
Reinsurance premiums payable	(380.8)	(515.5)	(563.5)
Underwriting premiums receivable	(83.8)	(181.7)	47.1
Income tax payable and refundable	8.8	(3.0)	3.5
Accrued expenses and other payables	79.9	22.4	13.2
Derivative assets and derivative liabilities	(25.4)	38.4	15.4
Operating lease liabilities	(15.7)	(15.9)	(15.5)
Other (1)	(55.8)	(3.8)	62.2
Net cash provided by operating activities	$439.0	$554.9	$324.7

ASPEN INSURANCE HOLDINGS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
For The Twelve Months Ended December 31, 2025, 2024 and 2023
($ in millions)

	Twelve Months Ended December 31,
	2025	2024	2023
Cash flows from investing activities:
(Purchases) of fixed income securities — Available for sale	$(2,604.4)	$(2,468.5)	$(1,554.8)
(Purchases) of fixed income securities — Trading	(436.8)	(544.6)	(418.5)
Proceeds from sales and maturities of fixed income securities — Available for sale	2,481.6	1,872.7	1,326.7
Proceeds from sales and maturities of fixed income securities — Trading	623.0	850.1	474.0
Net proceeds from catastrophe bonds — Trading	1.0	0.5	1.5
(Purchases) of short-term investments — Available for sale	(216.2)	(334.7)	(265.9)
Proceeds from sales and maturities of short-term investments — Available for sale	437.9	167.0	231.0
(Purchases) of short-term investments — Trading	(20.5)	(5.7)	(15.1)
Proceeds from sales and maturities of short-term investments — Trading	21.7	6.7	19.5
(Purchases) of privately-held investments — Available for sale	(33.7)	(10.0)	(14.7)
(Purchases) of privately-held investments — Trading	(78.0)	(57.0)	(99.0)
Proceeds from sale of privately-held investments — Trading	243.3	195.4	136.9
(Purchases) of equity securities	(48.2)	—	—
Proceeds from sales of equity securities	42.2	—	—
Net change in (payable)/receivable for securities (purchased)/sold	(36.9)	16.8	19.9
(Purchases) of other investments	(39.5)	(32.5)	(9.3)
Proceeds from sales of other investments	21.4	8.5	4.9
Net (purchases) of fixed assets	(18.1)	(17.5)	(8.9)
Net (purchases) of investments, equity method	—	—	(0.4)
Net cash provided by/(used in) investing activities	$339.8	$(352.8)	$(172.2)

Cash flows from financing activities:
Repayment of short-term debt	$—	$—	$(300.0)
Proceeds from term loan facility	—	—	300.0
Repayment of term loan facility	(300.0)	—	—
Proceeds from senior notes issued	296.8	—	—
Redemption of preference shares (1)	—	(275.0)	—
Preference share issuance	—	217.0	—
Dividends paid on ordinary shares	—	(195.0)	(40.3)
Dividends paid on preference shares	(45.5)	(54.9)	(49.9)
Net cash (used in) financing activities	$(48.7)	$(307.9)	$(90.2)

Effect of exchange rate movements on cash and cash equivalents	14.5	(8.1)	6.6

Increase/(decrease) in cash and cash equivalents	744.6	(113.9)	68.9
Cash and cash equivalents at beginning of period	914.2	1,028.1	959.2
Cash and cash equivalents at end of period (2)	$1,658.8	$914.2	$1,028.1

Supplemental disclosure of cash flow information:
Income taxes paid	$71.8	$69.0	$60.9
Interest paid on long-term debt	$17.4	$20.5	$15.6
_________________
(1)    On January 1, 2025, the Company redeemed all 11,000,000 shares of its issued and outstanding 5.950% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares. The redemption price was paid on January 2, 2025. To facilitate this redemption, the funds of $275.0 million were transferred to a third- party transfer agent on December 30, 2024 and were included in other assets in the consolidated balance sheet. The cash flow was included under financing activities above for the twelve months ended December 31, 2024.
(2)    Cash and cash equivalents includes restricted cash of $130.6 million (2024 — $181.9 million, 2023 — $323.2 million) which are held in trusts.

ASPEN INSURANCE HOLDINGS LIMITED
NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
For The Twelve Months Ended December 31, 2025, 2024 and 2023
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
From February 2019 until May 2025, the Company was a wholly-owned subsidiary of Highlands Bermuda Holdco, Ltd., which held all of the Company’s issued and outstanding Class A ordinary shares, par value $0.001 per share (the “Ordinary Shares”) and is an affiliate of certain investment funds managed by affiliates of Apollo Global Management, Inc., a leading global investment manager (collectively with its subsidiaries, “Apollo”). Immediately prior to the Company’s initial public offering in May 2025 (“IPO”), Highlands Bermuda Holdco, Ltd. distributed all of the Company’s issued and outstanding Ordinary Shares to AP Highlands Holdings, L.P., a Cayman exempted limited partnership, and AP Highlands Co-Invest, L.P., a Cayman exempted limited partnership (together, the “Apollo Shareholders”), as well as certain other individuals. The Apollo Shareholders are each an affiliate of certain investment funds managed by affiliates of Apollo.
In May 2025, the Company completed its IPO of 13,250,000 of its Ordinary Shares. The Ordinary Shares began trading on the New York Stock Exchange (“NYSE”) on May 8, 2025. Subsequent to the closing of the IPO, the underwriters exercised in full the option to purchase up to an additional 1,987,500 of the Company’s Ordinary Shares. The shares sold in the IPO were sold by the Apollo Shareholders, and the Company did not receive any of the proceeds from the sale of the Ordinary Shares by the Apollo Shareholders. Following the completion of these matters, the Apollo Shareholders collectively beneficially own approximately 82.1% of the Company’s Ordinary Shares.
On August 27, 2025, Aspen Insurance Holdings Limited (“Aspen”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) under which Aspen was to be acquired by a wholly owned indirect subsidiary of Sompo Holdings, Inc. (“Sompo”), a leading global provider of commercial and consumer property and casualty (re)insurance.
The Merger Agreement is by and among Aspen, Endurance Specialty Insurance Ltd., a Bermuda exempted company limited by shares and a wholly-owned indirect subsidiary of Sompo (“Parent”), and Ajax Ltd., a Bermuda exempted company limited by shares and a wholly owned subsidiary of Parent (“Merger Sub”). On February 24, 2026 (the “Effective Time”), Merger Sub merged with and into Aspen, with Aspen surviving such merger (the “Merger”, and such surviving company, the “Surviving Company”) as a wholly-owned subsidiary of Parent and indirect subsidiary of Sompo.
As from the Effective Time, the issued Class A Ordinary Shares, par value $0.001, of Aspen were automatically converted into the right to receive an amount in cash equal to US$37.50 per share, without interest. In addition, each issued (a) 5.625% Perpetual Non-Cumulative Preference Share (the “5.625% PRD Preference Shares”), (b) Depositary Share, each representing a 1/1000th interest in a share of 5.625% Perpetual Non-Cumulative Preference Share (the “ 5.625% PRE Preference Shares”) and (c) Depositary Share, each representing a 1/1000th interest in a share of 7.000% Perpetual Non-Cumulative Preference Shares (the “7.000% PRF Preference Shares” and, collectively with the 5.625% PRD Preference Shares and the 5.625% PRE Preference Shares, the “Preference Shares”) of Aspen by virtue of the Merger and without any action on the part of the holder thereof, were automatically converted into a fully paid preference share of the Surviving Company, in each case, entitled to the same dividend and all other preferences and privileges, rights, qualifications, limitations, and restrictions set forth in the applicable certificate of designations of each Preference Share, which such certificate of designation remaining at and following the Effective Time in full force and effect. As from the Effective Time, each issued share of Merger Sub was converted into a common share, par value $1.00, of the Surviving Company.

Following the Effective Time, the Company’s Ordinary Shares were delisted from The New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended. The Company remains subject to certain applicable reporting requirements of the Securities Exchange Act of 1934, as amended, as a result of its Preference Shares continuing to be listed on the NYSE. Accordingly, the Company expects to continue filing annual reports on Form 20-F with the U.S. Securities and Exchange Commission. The Company may from time to time seek to redeem or repurchase and/or delist the Preference Shares.
As at the date of this report, the Company’s Ordinary Shares and the Preference Shares are listed on the NYSE under the following ticker symbols: AHL, AHL PRD, AHL PRE and AHL PRF, respectively.
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
  (c)    Accounting for Investments, Cash and Cash Equivalents
Fixed Income Securities. The fixed income securities portfolio comprises securities issued by governments and government agencies, corporate bonds, mortgage and other asset-backed securities and bank loans. Investments in fixed income securities are classified as available for sale or trading and are reported at estimated fair value in the consolidated balance sheet. Investment transactions are recorded on the trade date with balances pending settlement reflected in the consolidated balance sheet under receivables for securities sold and payables for securities purchased, respectively. Fair values are based on quoted market prices and other data provided by third-party pricing services.
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
Credit Losses on Available for Sale Debt Securities. An allowance account for credit losses is recognized for available for sale debt securities based on a review of individual securities. Write-offs are recorded when amounts are deemed uncollectible, or Aspen intends to sell (or more likely than not will be required to sell) the debt security before recovery of the amortized cost basis. The amortized cost basis will be written down to the debt securities fair value through earnings. Credit losses are limited to the difference between the debt securities amortized cost basis and fair value. Any decline in the debt securities fair value below the amortized cost basis that is not a result of a credit loss is recorded through other comprehensive income, net of applicable taxes. The allowance for credit losses of a security may be increased or reversed upon a change in credit position with the change reflected in net income.
The credit loss models employ a discounted cash flow approach to evaluate whether a credit loss exists at the individual security level and are reviewed at each reporting period. This analysis excludes investments in U.S. Government / Agency bonds and U.S. Government Agency mortgage-backed securities due to being of ‘high credit quality’ based on the absence of risk. For any available for sale debt securities that were initially purchased with credit deterioration, the amortized cost basis shall be considered to be the purchase price, plus any allowance for credit losses. Estimated credit losses shall be discounted at the rate that equates the present value of the purchaser’s estimate of the security’s future cash flows with the purchase price of the asset.
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
The loss portfolio transfer contract included a funds withheld arrangement that provided a variable interest expense based on Aspen’s investment performance. As a result, this funds withheld arrangement was considered an embedded derivative and accounted for as an option-based derivative. Since the economic characteristics and risks of an embedded derivative feature are not clearly and closely related to the economic characteristics and risks of the host contract, the embedded derivative was bifurcated and accounted for separately at fair value. The Company records subsequent changes in the embedded derivative fair value in the consolidated statement of operations.

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
The Company has or will claim substance-based refundable tax credits it is eligible for in Bermuda. These refundable tax credits are generally based on a percentage of eligible expenditures related to compensation costs, other operating expenses and corporate expenses. The Company recognizes the benefit of refundable tax credits as reductions to the related expenses in the consolidated statement of operations in the period it is probable the conditions for receiving the refundable tax credit will be satisfied.
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
During 2023, selected senior employees were granted Management Equity Plan (“MEP”) stock options to acquire non-voting shares at a management equity vehicle affiliated with the Company at no cost to the employee. Upon completion of the Company’s IPO, the Company introduced the 2025 Equity and Incentive Plan which granted replacement awards in substitution for the MEP legacy share options.
The Company issued incentive share options and restricted share units to certain eligible employees, directors and other service providers. The Company measures compensation expense for all share-based payment awards based on estimated fair values at the grant date. The fair value of stock options is estimated using the Black-Scholes option pricing model, which requires the input of subjective assumptions including expected volatility, expected term, risk-free interest rate, and dividend yield. Compensation expense is recognized over the period for which the employee, director or service provider is required to provide services in exchange for the award. The Company has elected to estimate expected forfeitures over the requisite service period.
At the Effective Time, each outstanding and unexercised stock option award (a “Company Option Award”) that has an exercise price per Company Share less than the Merger Consideration will be canceled and converted into a contingent right to receive an amount in cash, without interest, equal to the product of (a) the amount by which the Merger Consideration exceeds the applicable per share exercise price of the Company Option Award and (b) the number of Company Shares subject to the Company Option Award (a “Restricted Option Award”), and each Company Option Award with an exercise price per Company Share equal to or greater than the Merger Consideration will be canceled for no consideration. Additionally, at the Effective Time, each outstanding restricted share unit award (a “Company RSU Award”) will be canceled and converted into a contingent right to receive an amount in cash, without interest, equal to the product of (x) the Merger Consideration and (y) the number of Company Shares subject to the Company RSU Award (together with the Restricted Option Awards, a “Restricted Cash Award”). Each Restricted Cash Award will continue to be subject to the same terms and conditions as the corresponding Company Option Award or Company RSU Award except that, (i) the vested portion of each Restricted Option Award will be paid within 15 days after the applicable vesting date, and (ii) if an individual’s employment or service is terminated by the Company or its affiliates without “cause” on or following the Effective Time, all Restricted Cash Awards then-held by such individual will vest in full and be paid within 60 days following the date of such individual’s termination of employment, subject to execution and non-revocation of a standard release of claims.

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
  (m)    Accounting Pronouncements
Accounting Pronouncements Adopted
In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740) – Improvements to Income Tax Disclosures”. The amendments in this Update provide additional transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. These amendments should be applied on a prospective basis, with the option to apply retrospectively. ASU 2023-09 became effective for the year ended December 31, 2025, and the required disclosures have been included within these consolidated financial statements on a prospective basis, where applicable.
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
In September 2025, the FASB issued Accounting Standards Update (“ASU”) No. 2025-06, “Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software.” This ASU amends the accounting guidance for internal-use software to better reflect current development practices by (i) eliminating the requirement to assess software development stages, (ii) introducing a principles-based capitalization threshold, and (iii) consolidating website development cost guidance. The amendments in this ASU are effective for annual and interim periods beginning after December 15, 2027. The Company has evaluated the impact of ASU 2025-06 and determined that its adoption will not have a material impact on its consolidated financial statements.
Other accounting pronouncements were issued during the year ended December 31, 2025 which were either not applicable to the Company or did not impact the Company’s consolidated financial statements.

3.    Segment Reporting
The Company manages its underwriting operations as two business segments: Insurance and Reinsurance. The Company has determined its reportable segments by taking into account the manner in which the Company’s chief operating decision maker (“CODM”) makes operating and management decisions and assesses operating performance. As at December 31, 2025 and prior to the Merger, the Company’s CODM is the Group Executive Committee, which comprises global heads of key functions and other key business leads.
Income or loss for each of the Company’s business segments is measured by underwriting income or loss. Underwriting income is the excess of net earned premiums over the sum of losses and loss expenses, acquisition costs and general and administrative expenses. Underwriting income or loss provides a basis for the CODM to evaluate the segment’s underwriting performance.
Insurance Segment.  The Insurance segment consists of first party insurance, specialty insurance, casualty and liability insurance, financial and professional lines insurance and other insurance. The other insurance business line includes Aspen Underwriting Limited’s participation as a corporate member in Carbon Syndicate 4747 and the Company’s digital follow capacity offered through the Ki Lloyd’s platform.
Reinsurance Segment. The Reinsurance segment consists of property catastrophe reinsurance, other property reinsurance, casualty reinsurance and specialty reinsurance.
Non-underwriting Disclosures. The Company provides additional disclosures for corporate and other (non-operating) income and expenses. Corporate and other income and expenses include: corporate expenses, non-operating expenses, net investment income, net realized and unrealized investment gains or losses, changes in fair value of derivatives, interest expenses, net realized and unrealized foreign exchange gains or losses, and income taxes. These income and expense items are not allocated to the Company’s business segments as they are not directly related to the Company’s business segment operations and this approach is consistent with how the CODM measures the performance of the business segments. The Company does not allocate its assets by business segment as we evaluate underwriting results of each segment separately from the results of our investment portfolio.
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

The following tables provide a summary of gross and net written and earned premiums, underwriting income or loss, ratios and reserves for each of the Company’s business segments for the twelve months ended December 31, 2025, 2024 and 2023:

	Twelve Months Ended December 31, 2025
	Insurance	Reinsurance	Total

	($ in millions)
Underwriting Revenues
Gross written premiums	$2,768.1	$1,905.1	$4,673.2
Net written premiums	1,604.9	1,231.1	2,836.0
Gross earned premiums	2,752.2	1,850.0	4,602.2
Net earned premiums	1,623.8	1,208.1	2,831.9
Underwriting Expenses
Losses and loss adjustment expenses	(864.4)	(682.3)	(1,546.7)
Acquisition costs	(243.4)	(179.0)	(422.4)
General and administrative expenses	(303.3)	(188.7)	(492.0)
Underwriting income	212.7	158.1	370.8
Corporate and other expenses			(102.6)
Non-operating expenses (1)			(76.8)
Net investment income			326.3
Realized and unrealized investment gains			61.4
Realized and unrealized investment losses			(72.3)
Change in fair value of derivatives			47.5
Interest expense			(31.7)
Net realized and unrealized foreign exchange losses			(78.5)
Income before income taxes			444.1
Income tax expense			(103.9)
Net income			$340.2

Net reserve for losses and loss adjustment expenses	$2,509.0	$1,934.1	$4,443.1
Ratios
Loss ratio	53.2%	56.5%	54.6%
Acquisition cost ratio	15.0	14.8	14.9
General and administrative expense ratio	18.7	15.6	17.4
Expense ratio	33.7	30.4	32.3
Combined ratio	86.9%	86.9%	86.9%
 _______________
(1)    Non-operating expenses for the twelve months ended December 31, 2025 includes expenses in relation to replacement awards granted on the successful completion of the IPO, certain consulting fees, non-recurring transformation activities, and other non-recurring costs.

	Twelve Months Ended December 31, 2024
	Insurance	Reinsurance	Total

	($ in millions)
Underwriting Revenues
Gross written premiums	$2,723.5	$1,885.8	$4,609.3
Net written premiums	1,666.9	1,275.7	2,942.6
Gross earned premiums	2,565.7	1,822.1	4,387.8
Net earned premiums	1,584.0	1,305.7	2,889.7
Underwriting Expenses
Losses and loss adjustment expenses	(976.5)	(741.3)	(1,717.8)
Acquisition costs	(193.2)	(227.0)	(420.2)
General and administrative expenses	(264.2)	(141.7)	(405.9)
Underwriting income	150.1	195.7	345.8
Corporate and other expenses			(97.3)
Non-operating expenses (1)			(29.9)
Net investment income			318.0
Realized and unrealized investment gains			52.6
Realized and unrealized investment losses			(102.1)
Change in fair value of derivatives			(21.1)
Interest expense			(62.1)
Net realized and unrealized foreign exchange gains			60.2
Income before income taxes			464.1
Income tax benefit			22.0
Net income			$486.1

Net reserve for losses and loss adjustment expenses	$2,259.1	$1,691.5	$3,950.6
Ratios
Loss ratio	61.6%	56.8%	59.4%
Acquisition cost ratio	12.2	17.4	14.5
General and administrative expense ratio	16.7	10.9	14.0
Expense ratio	28.9	28.3	28.5
Combined ratio	90.5%	85.1%	87.9%
 ________________
(1)    Non-operating expenses for the twelve months ended December 31, 2024 includes expenses in relation to consulting fees, non-recurring transformation program costs, and other non-recurring costs.

	Twelve Months Ended December 31, 2023
	Insurance	Reinsurance	Total

	($ in millions)
Underwriting Revenues
Gross written premiums	$2,446.6	$1,521.0	$3,967.6
Net written premiums	1,483.9	1,098.0	2,581.9
Gross earned premiums	2,444.8	1,562.0	4,006.8
Net earned premiums	1,460.0	1,154.5	2,614.5
Underwriting Expenses
Losses and loss adjustment expenses	(941.9)	(611.1)	(1,553.0)
Acquisition costs	(171.6)	(208.6)	(380.2)
General and administrative expenses	(233.9)	(120.6)	(354.5)
Underwriting income	112.6	214.2	326.8
Corporate and other expenses			(114.0)
Non-operating expenses (1)			(35.1)
Net investment income			275.7
Realized and unrealized investment gains			75.9
Realized and unrealized investment losses			(61.4)
Change in fair value of derivatives			26.1
Interest expense			(55.2)
Net realized and unrealized foreign exchange (losses)			(36.2)
Income before income taxes			402.6
Income tax benefit			132.1
Net income			534.7

Net reserve for losses and loss adjustment expenses	$1,859.7	$1,373.1	$3,232.8
Ratios
Loss ratio	64.5%	52.9%	59.4%
Acquisition cost ratio	11.8	18.1	14.5
General and administrative expense ratio	16.0	10.4	13.6
Expense ratio	27.8	28.5	28.1
Combined ratio	92.3%	81.4%	87.5%
_______________
(1)    Non-operating expenses for the twelve months ended December 31, 2023 includes expenses in relation to consulting fees, non-recurring transformation activities, and other non-recurring costs.

Geographical Areas. The following summary presents the Company’s gross written premiums based on the location of the insured risk for the twelve months ended December 31, 2025, 2024 and 2023.

	Twelve Months Ended
	December 31, 2025	December 31, 2024	December 31, 2023

	($ in millions)
Australia/Asia	$164.5	$177.8	$177.8
Europe	218.3	208.1	179.4
United Kingdom & Ireland	601.0	614.8	532.5
United States & Canada (1)	3,150.1	2,947.0	2,472.0
Worldwide excluding the United States (2)	39.0	33.4	28.8
Worldwide including the United States (3)	328.2	435.0	417.2
Other (4)	172.1	193.2	159.9
Total	$4,673.2	$4,609.3	$3,967.6
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
4.    Investments
Income Statement
Net Investment Income.  The following table summarizes net investment income for the twelve months ended December 31, 2025, 2024 and 2023:

	Twelve Months Ended
	December 31, 2025	December 31, 2024	December 31, 2023

	($ in millions)
Fixed income securities — Available for sale	$214.2	$161.5	$115.7
Fixed income securities — Trading	65.9	88.2	98.9
Short-term investments — Available for sale	3.7	4.5	5.3
Short-term investments — Trading	0.3	0.1	0.3
Fixed term deposits (included in cash and cash equivalents)	39.1	45.3	39.9
Catastrophe bonds — Trading	—	—	0.2
Privately-held investments — Available for sale	1.9	1.2	0.1
Privately-held investments — Trading	16.7	34.9	44.7
Equity securities	0.3	—	—
Other investments, at fair value (1)	(5.8)	(6.2)	(17.8)
Total	336.3	329.5	287.3
Investment expenses	(10.0)	(11.5)	(11.6)
Net investment income	$326.3	$318.0	$275.7
_____________
(1)    Other investments primarily represent the Company’s investments in investment funds. The amount reported represents the change in fair value of the investment funds in the period.

The following table summarizes the net realized and unrealized investment gains and losses recorded in the consolidated statement of operations and the change in unrealized gains and losses on investments recorded in other comprehensive income for the twelve months ended December 31, 2025, 2024 and 2023:

	Twelve Months Ended
	December 31, 2025	December 31, 2024	December 31, 2023

	($ in millions)
Available for sale:
Fixed income securities — gross realized gains	$23.2	$2.4	$1.6
Fixed income securities — gross realized (losses)	(67.0)	(60.6)	(41.5)
Short-term investments — gross realized gains	2.6	0.8	0.6
Short-term investments — gross realized (losses)	(1.8)	(2.0)	(0.9)
Net decrease in allowance for credit losses	0.7	1.9	4.8
Trading:
Fixed income securities — gross realized gains	1.8	1.2	1.0
Fixed income securities — gross realized (losses)	(1.4)	(10.0)	(3.5)
Fixed income securities — net unrealized gains	24.8	26.8	65.9
Short-term investments — gross realized gains	—	—	0.1
Short-term investments — gross realized (losses)	—	(0.3)	(0.3)
Privately-held investments — gross realized gains	2.1	0.8	0.8
Privately-held investments — gross realized (losses)	(2.1)	(28.8)	—
Privately-held investments — net unrealized gains/(losses)	1.9	18.6	(15.2)
Catastrophe bonds — net unrealized gains	—	—	0.1
Investments, equity method:
Net unrealized gains/(losses)	2.3	(0.1)	1.0
Gross realized (losses)	—	(0.2)	—
Equity securities - unrealized gains	2.0	—	—
Total net realized and unrealized investment (losses)/gains recorded in the consolidated statement of operations	$(10.9)	$(49.5)	$14.5

Change in available for sale net unrealized gains/(losses):
Available for sale investments	$171.0	$34.1	$126.2
Income tax (expense)	(34.1)	(4.7)	(20.6)
Total change in net unrealized gains/(losses), net of taxes recorded in other comprehensive income	$136.9	$29.4	$105.6

Balance Sheet
Fixed Income Securities, Short-term Investments and Privately-held Investments — Available for Sale.  The following tables present the cost or amortized cost, gross unrealized gains and losses, and estimated fair market value of available for sale investments in fixed income securities, short-term investments and privately-held investments as at December 31, 2025 and December 31, 2024:

	As at December 31, 2025
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Market Value

	($ in millions)
Fixed income securities, available for sale
U.S. government	$1,206.4	$20.1	$(4.5)	$—	$1,222.0
U.S. agency	2.0	—	—	—	2.0
Municipal	90.9	1.6	(0.2)	—	92.3
Corporate	1,995.2	26.8	(24.1)	(0.3)	1,997.6
Non-U.S. government-backed corporate	66.0	0.8	(0.5)	—	66.3
Non-U.S. government	400.6	2.1	(1.1)	—	401.6
Asset-backed	499.5	2.0	(0.5)	—	501.0
Agency commercial mortgage-backed	9.8	—	(0.3)	—	9.5
Agency residential mortgage-backed	740.6	7.5	(27.0)	—	721.1
Total fixed income securities, available for sale	5,011.0	60.9	(58.2)	(0.3)	5,013.4
Short-term investments, available for sale	45.4	—	—	—	45.4
Privately-held investments, available for sale
Asset-backed securities	15.8	0.5	—	—	16.3
Global corporate securities	33.8	0.4	—	—	34.2
Total privately-held investments, available for sale	49.6	0.9	—	—	50.5
Total investments, available for sale	$5,106.0	$61.8	$(58.2)	$(0.3)	$5,109.3

	As at December 31, 2024
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Market Value

	($ in millions)
Fixed income securities, available for sale
U.S. government	$1,504.8	$1.5	$(25.7)	$—	$1,480.6
U.S. agency	7.5	—	(0.3)	—	7.2
Municipal	84.2	—	(1.9)	—	82.3
Corporate	2,045.3	8.5	(66.4)	(1.0)	1,986.4
Non-U.S. government-backed corporate	132.9	0.8	(2.4)	—	131.3
Non-U.S. government	248.2	1.0	(2.4)	—	246.8
Asset-backed	232.4	2.2	(0.1)	—	234.5
Agency commercial mortgage-backed	5.0	—	(0.6)	—	4.4
Agency residential mortgage-backed	600.8	—	(82.1)	—	518.7
Total fixed income securities, available for sale	4,861.1	14.0	(181.9)	(1.0)	4,692.2
Short-term investments, available for sale	261.9	—	—	—	261.9
Privately-held investments, available for sale
Asset-backed securities	24.0	0.2	—	—	24.2
Total investments, available for sale	$5,147.0	$14.2	$(181.9)	$(1.0)	$4,978.3

Fixed Income Securities, Short-term Investments, Catastrophe Bonds and Privately-held Investments — Trading.  The following tables present the cost or amortized cost, gross unrealized gains and losses, and estimated fair market value of trading investments in fixed income securities, short-term investments, catastrophe bonds and privately-held investments as at December 31, 2025 and December 31, 2024:

	As at December 31, 2025
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value

	($ in millions)
Fixed income securities, trading
U.S. government	$259.2	$5.1	$(0.4)	$263.9
Municipal	4.7	—	—	4.7
Corporate	141.4	1.8	(2.0)	141.2
High yield loans	99.6	0.6	(0.2)	100.0
Non-U.S. government	37.6	0.2	(0.2)	37.6
Asset-backed	461.8	1.4	(2.5)	460.7
Agency mortgage-backed	33.5	0.3	(1.7)	32.1
Total fixed income securities, trading	1,037.8	9.4	(7.0)	1,040.2
Privately-held investments, trading
Commercial mortgage loans	25.3	0.1	—	25.4
Middle market loans and other private debt	32.0	0.1	(3.2)	28.9
Asset-backed securities	63.8	3.9	(0.2)	67.5
Total privately-held investments, trading	121.1	4.1	(3.4)	121.8
Total investments, trading	$1,158.9	$13.5	$(10.4)	$1,162.0

	As at December 31, 2024
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value

	($ in millions)
Fixed income securities, trading
U.S. government	$262.9	$0.6	$(2.2)	$261.3
Municipal	1.6	—	—	1.6
Corporate	155.5	0.5	(4.9)	151.1
High yield loans	101.7	0.9	(0.2)	102.4
Non-U.S. government-backed corporate	2.8	—	—	2.8
Non-U.S. government	24.4	0.1	(0.1)	24.4
Asset-backed	624.6	4.1	(3.5)	625.2
Agency mortgage-backed	34.2	—	(3.1)	31.1
Total fixed income securities, trading	1,207.7	6.2	(14.0)	1,199.9
Short-term investments, trading	1.0	—	—	1.0
Catastrophe bonds, trading	1.0	—	—	1.0
Privately-held investments, trading
Commercial mortgage loans	80.9	0.5	(1.7)	79.7
Middle market loans and other private debt	61.6	0.1	(0.7)	61.0
Asset-backed securities	126.7	0.9	—	127.6
Global corporate securities	18.8	—	(0.3)	18.5
Total privately-held investments, trading	288.0	1.5	(2.7)	286.8
Total investments, trading	$1,497.7	$7.7	$(16.7)	$1,488.7
Catastrophe Bonds. The Company has no catastrophe bonds as at December 31, 2025 (December 31, 2024 — $1.0 million). The bonds were either zero-coupon notes or received quarterly interest payments based on variable interest rates. The catastrophe bonds matured during the year ended December 31, 2025.
Privately-held Investments. The Company has invested in privately-held investments, which primarily include asset-backed securities of $83.8 million, commercial mortgage loans of $25.4 million, middle market loans and other private debt of $28.9 million and global corporate securities of $34.2 million as at December 31, 2025 (December 31, 2024 — asset-backed securities of $151.8 million; commercial mortgage loans of $79.7 million; middle market loans and other private debt of $61.0 million, global corporate securities of $18.5 million).
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

Investments, Equity Method. The Company has investments in partially owned insurance and related companies which are accounted for under the equity method. Adjustments to the carrying value of these investments are made based on the Company’s share of capital, including the Company’s share of income and expenses.
The table below shows the Company’s equity method investments for the twelve months ended December 31, 2025 and 2024:

Carrying Value

($ in millions)
Opening undistributed value of investment as at January 1, 2025	$7.3
Unrealized gain for the twelve months to December 31, 2025	2.3
Closing value of investment as at December 31, 2025	$9.6

Opening undistributed value of investment as at January 1, 2024	$7.6
Unrealized (loss)/gain for the twelve months to December 31, 2024	(0.1)
Realized (loss) for the twelve months to December 31, 2024	(0.2)
Closing value of investments at December 31, 2024	$7.3
Other Investments. On December 20, 2017, the Company committed, and during 2018 invested, $100.0 million as a limited partner to a real estate fund. As at December 31, 2025, the fair value of the fund is $88.3 million (December 31, 2024 — $111.7 million).
During 2020, the Company committed $10.5 million as a limited partner to a related party managed lending fund. The partnership was established to provide direct lending to large corporate borrowers. On April 1, 2021, the Company committed an additional $2.8 million to the fund. As at December 31, 2025, the fair value of the fund is $20.7 million (December 31, 2024 — $19.3 million) and the commitment has been fully funded (December 31, 2024 — unfunded commitment of $0.2 million).
On April 1, 2021, the Company established pledge accounts with its custodian bank for the ability to obtain liquidity and funding services provided by a U.S. co-operative bank, which provides liquidity and funding to its insurance member institutions. As at December 31, 2025, the fair value of the Company’s member shares in the bank is $2.2 million (December 31, 2024 — $2.0 million).
On September 30, 2021, the Company committed $20.0 million as a limited partner to a third-party managed real estate fund. The Partnership was established to make equity and equity related investments in multifamily and other commercial real estate properties located in the United States and its territories, with the goal of generating superior risk-adjusted returns. The partnership seeks to acquire commercial real estate assets including real estate assets (or interests therein) that may have management or operational problems and require improvements or lack sufficient capital, including mortgage loans and development or redevelopment properties. On April 1, 2022, the Company committed an additional $10.0 million to the fund. As at December 31, 2025, the fair value of the fund is $31.1 million (December 31, 2024 — $36.2 million) and the unfunded commitment is $0.9 million (December 31, 2024 — $0.9 million).
On April 1, 2022, the Company committed $30.0 million as a limited partner to a related party managed real estate fund. The partnership was established to pursue investment opportunities to acquire, recapitalize, restructure and reposition real estate assets, portfolios and companies primarily in the United States. As at December 31, 2025, the fair value of the fund is $15.0 million (December 31, 2024 — $19.3 million) and the unfunded commitment is $3.7 million (December 31, 2024 — $3.7 million).
On May 5, 2022, the Company committed $15.0 million as a limited partner to a third-party managed infrastructure fund. The partnership was established to make value added infrastructure investments in environmental services, transportation, communications and digital, energy/energy transition and other infrastructure sectors primarily in North America. As at December 31, 2025, the fair value of the fund is $15.5 million (December 31, 2024 — $12.9 million) and the unfunded commitment is $1.7 million (December 31, 2024 — $2.3 million).
On August 31, 2023, the Company committed £7.0 million as a limited partner to a third-party managed debt fund. The fund focuses on three core sectors: health and social care, affordable housing, and social infrastructure. The fund invests across the U.K., focusing on areas of poverty and deprivation. Borrowers are established, socially impactful organizations, with a history of profitable revenue generation. As at December 31, 2025, the fair value of the fund is $1.6 million (December 31, 2024 — $0.1 million) and the unfunded commitment is £5.7 million (December 31, 2024 — £6.8 million).

On September 30, 2023, the Company committed $55.0 million as a limited partner to a third-party managed energy fund. The fund invests in energy transition and climate solutions, accelerating growth and business transformation through flexible capital, enabling leading energy companies to build enterprises at scale that can deliver clean, reliable and affordable energy to help meet global needs. As at December 31, 2025 the fair value of the fund is $32.5 million and the unfunded commitment is $27.2 million. As at, December 31, 2024, the Company had not funded the investment and the unfunded commitment was $55.0 million.
On August 1, 2024, the Company committed and invested $25.0 million as a limited partner to a third-party managed liquidity fund. The fund seeks to maximize total return, by investing in a portfolio of investment grade debt securities, both fixed and floating rate. As at December 31, 2025, the fair value of the fund is $27.0 million (December 31, 2024 — $25.7 million) and the unfunded commitment is $Nil (December 31, 2024 — $Nil).
On October 31, 2024, the Company converted one of its commercial mortgage loan investments to an equity interest in a joint venture. As at December 31, 2025, the current carrying value of the investment is $43.2 million (December 31, 2024 — $40.0 million). This investment has no unfunded commitments. Another similar conversion occurred during July 2025, on a term loan investment which resulted in the Company acquiring an equity interest therein. As at December 31, 2025, the carrying value of the investment is $2.5 million.
As at December 31, 2025, the aggregate fair value of the investment funds described above is $279.6 million (December 31, 2024 — $267.2 million).
For further information on the investment funds, refer to Note 21(a) in these consolidated financial statements, “Commitments and Contingencies.”
Equity Securities. As at December 31, 2025, the Company held investments in exchange-traded funds with a fair value of $8.1 million (December 31, 2024 — $Nil).
Fixed Income Securities, Short-term Investments and Privately-held Investments — Available for Sale.  The scheduled maturity distribution of the Company’s available for sale securities as at December 31, 2025 and December 31, 2024 is set forth below. Actual maturities may differ from contractual maturities because issuers of securities may have the right to call or prepay obligations with or without call or prepayment penalties.

	As at December 31, 2025
	Amortized Cost or Cost	Fair Market Value

	($ in millions)
Due one year or less	$257.6	$257.5
Due after one year through five years	2,095.2	2,103.8
Due after five years through ten years	1,390.4	1,402.9
Due after ten years	97.1	97.2
	3,840.3	3,861.4
Agency commercial mortgage-backed	9.8	9.5
Agency residential mortgage-backed	740.6	721.1
Asset-backed securities	515.3	517.3
Total investments, available for sale	$5,106.0	$5,109.3

	At December 31, 2024
	Amortized Cost or Cost	Fair Market Value

	($ in millions)
Due one year or less	$834.1	$831.2
Due after one year through five years	2,386.5	2,353.2
Due after five years through ten years	1,060.7	1,008.7
Due after ten years	3.5	3.4
	4,284.8	4,196.5
Agency commercial mortgage-backed	5.0	4.4
Agency residential mortgage-backed	600.8	518.7
Asset-backed securities	256.4	258.7
Total investments, available for sale	$5,147.0	$4,978.3
Guaranteed Investments. As at December 31, 2025 and December 31, 2024, the Company held no investments which are guaranteed by mono-line insurers, excluding those with explicit government guarantees. The Company’s exposure to other third-party guaranteed debt is primarily to investments backed by non-U.S. government guaranteed issuers.
Gross Unrealized Losses, Available for Sale. The following tables summarize, by type of security, the aggregate fair value and gross unrealized loss by length of time the security has been in an unrealized loss position for the Company’s available for sale portfolio as at December 31, 2025 and December 31, 2024:

	December 31, 2025
	0-12 months		Over 12 months		Total
	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Number of Securities

	($ in millions, except number of securities)
Fixed income securities, available for sale
U.S. government	$152.2	$(1.2)	$123.1	$(3.3)	$275.3	$(4.5)	43
Municipal	5.5	—	14.1	(0.2)	19.6	(0.2)	14
Corporate	253.1	(1.2)	387.7	(22.9)	640.8	(24.1)	302
Non-U.S. government-backed corporate	7.7	(0.1)	23.7	(0.4)	31.4	(0.5)	5
Non-U.S. government	89.2	(0.6)	17.4	(0.5)	106.6	(1.1)	40
Asset-backed	167.5	(0.5)	—	—	167.5	(0.5)	60
Agency commercial mortgage-backed	—	—	4.7	(0.3)	4.7	(0.3)	1
Agency residential mortgage-backed	71.4	(0.1)	177.5	(26.9)	248.9	(27.0)	141
Total fixed income securities, available for sale	$746.6	$(3.7)	$748.2	$(54.5)	$1,494.8	$(58.2)	606

	December 31, 2024
	0-12 months		Over 12 months		Total
	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Fair Market Value	Gross Unrealized Losses	Number of Securities

	($ in millions, except number of securities)
Fixed income securities, available for sale
U.S. government	$718.1	$(11.6)	$397.8	$(14.1)	$1,115.9	$(25.7)	137
U.S. agency	—	—	7.2	(0.3)	7.2	(0.3)	1
Municipal	33.6	(0.7)	45.4	(1.2)	79.0	(1.9)	47
Corporate	570.3	(6.8)	663.9	(59.6)	1,234.2	(66.4)	692
Non-U.S. government-backed corporate	5.8	—	91.1	(2.4)	96.9	(2.4)	12
Non-U.S. government	118.8	(0.9)	43.7	(1.5)	162.5	(2.4)	41
Asset-backed	17.2	(0.1)	—	—	17.2	(0.1)	14
Agency commercial mortgage-backed	—	—	4.5	(0.6)	4.5	(0.6)	1
Agency residential mortgage-backed	161.2	(2.2)	351.3	(79.9)	512.5	(82.1)	225
Total fixed income securities, available for sale	$1,625.0	$(22.3)	$1,604.9	$(159.6)	$3,229.9	$(181.9)	1,170
At December 31, 2025, 606 available for sale securities were in an unrealized loss position of $58.2 million, of which $0.4 million was related to securities below investment grade or not rated. At December 31, 2024, 1,170 available for sale securities were in an unrealized loss position of $181.9 million, of which $0.3 million was related to securities below investment grade or not rated.
The unrealized losses of $58.2 million at December 31, 2025 were due to non-credit factors and are expected to be recovered as the related securities approach maturity. The Company does not intend to sell the securities in an unrealized loss position and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases.
5.    Variable Interest Entities
As at December 31, 2025, the Company held an investment in one (December 31, 2024 — one) variable interest entity (“VIE”), namely Peregrine Reinsurance Ltd (“Peregrine”).
In November 2016, Peregrine, a subsidiary of the Company, was registered as a segregated accounts company under the Segregated Accounts Companies Act 2000, as amended. As at December 31, 2025, Peregrine had nine segregated accounts which were funded by third-party investors, which are not consolidated.
The Company has determined that Peregrine has the characteristics of a VIE as addressed by the guidance in ASC 810, Consolidation. The nine segregated accounts have not been consolidated as part of the Company’s consolidated financial statements because the Company is not the primary beneficiary of those accounts. The Company has, however, concluded that it is the primary beneficiary of the Peregrine general fund and, similar to prior reporting periods, the results of the Peregrine general fund are included in the Company’s consolidated financial statements.
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

The Company considers securities, other financial instruments, privately-held investments and derivative insurance contracts subject to fair value measurement whose valuation is derived by valuation models to be based largely on unobservable inputs, which are Level 3 inputs in the fair value hierarchy.
The following tables present the level within the fair value hierarchy at which the Company’s financial assets and liabilities are measured on a recurring basis as at December 31, 2025 and December 31, 2024:

	As at December 31, 2025
	Level 1	Level 2	Level 3	NAV as Practical Expedient	Total

	($ in millions)
Fixed income securities, available for sale
U.S. government	$1,222.0	$—	$—	$—	$1,222.0
U.S. agency	—	2.0	—	—	2.0
Municipal	—	92.3	—	—	92.3
Corporate	—	1,997.6	—	—	1,997.6
Non-U.S. government-backed corporate	—	66.3	—	—	66.3
Non-U.S. government	296.3	105.3	—	—	401.6
Asset-backed	—	501.0	—	—	501.0
Agency commercial mortgage-backed	—	9.5	—	—	9.5
Agency residential mortgage-backed	—	721.1	—	—	721.1
Total fixed income securities, available for sale	1,518.3	3,495.1	—	—	5,013.4
Short-term investments, available for sale	42.5	2.9	—	—	45.4
Privately-held investments, available for sale	—	—	50.5	—	50.5
Fixed income securities, trading
U.S. government	263.9	—	—	—	263.9
Municipal	—	4.7	—	—	4.7
Corporate	—	141.2	—	—	141.2
High yield loans	—	100.0	—	—	100.0
Non-U.S. government	25.1	12.5	—	—	37.6
Asset-backed	—	460.7	—	—	460.7
Agency mortgage-backed	—	32.1	—	—	32.1
Total fixed income securities, trading	289.0	751.2	—	—	1,040.2
Privately-held investments, trading	—	—	121.8	—	121.8
Equity securities	8.1	—	—	—	8.1
Other investments	—	—	—	279.6	279.6

Other financial assets and liabilities
Derivative assets — foreign exchange contracts	—	5.0	—	—	5.0
Derivative liabilities — foreign exchange contracts	—	(12.1)	—	—	(12.1)
Total	$1,857.9	$4,242.1	$172.3	279.6	$6,551.9

	At December 31, 2024
	Level 1	Level 2	Level 3	NAV as Practical Expedient	Total

	($ in millions)
Fixed income securities, available for sale
U.S. government	$1,480.6	$—	$—	$—	$1,480.6
U.S. agency	—	7.2	—	—	7.2
Municipal	—	82.3	—	—	82.3
Corporate	—	1,986.4	—	—	1,986.4
Non-U.S. government-backed corporate	—	131.3	—	—	131.3
Non-U.S. government	195.1	51.7	—	—	246.8
Asset-backed	—	234.5	—	—	234.5
Agency commercial mortgage-backed	—	4.4	—	—	4.4
Agency residential mortgage-backed	—	518.7	—	—	518.7
Total fixed income securities, available for sale	1,675.7	3,016.5	—	—	4,692.2
Short-term investments, available for sale	260.2	1.7	—	—	261.9
Privately-held investments, available for sale	—	—	24.2	—	24.2
Fixed income securities, trading
U.S. government	261.3	—	—	—	261.3
Municipal	—	1.6	—	—	1.6
Corporate	—	151.1	—	—	151.1
Non-U.S. government-backed corporate	—	2.8	—	—	2.8
High yield loans	—	102.4	—	—	102.4
Non-U.S. government	9.6	14.8	—	—	24.4
Asset-backed	—	625.2	—	—	625.2
Agency mortgage-backed	—	31.1	—	—	31.1
Total fixed income securities, trading	270.9	929.0	—	—	1,199.9
Short-term investments, trading	1.0	—	—	—	1.0
Catastrophe bonds, trading	—	1.0	—	—	1.0
Privately-held investments, trading	—	—	286.8	—	286.8
Other investments	—	—	—	267.2	267.2

Other financial assets and liabilities
Derivative assets — foreign exchange contracts	—	17.0	—	—	17.0
Derivative liabilities — foreign exchange contracts	—	(45.9)	—	—	(45.9)
Derivative liabilities — loss portfolio transfer (1)	—	—	(3.6)	—	(3.6)
Total	$2,207.8	$3,919.3	$307.4	$267.2	$6,701.7
______________
(1)    The loss portfolio transfer contract included a funds withheld arrangement that provided variable interest expense based on Aspen’s investment performance. As a result, the funds withheld arrangement was considered an embedded derivative and accounted for as an option-based derivative.
Transfers of assets into or out of a particular level are recorded at their fair values as of the end of each reporting period consistent with the date of the determination of fair value. During the twelve months ended December 31, 2025, $12.6 million was transferred out of Level 3 and $Nil transferred into Level 3 (December 31, 2024 — $Nil was transferred out of Level 3 and $Nil transferred into Level 3). The transfers out of Level 3, and into Level 2, was due to the availability of observable market inputs.

The following table presents a reconciliation of the beginning and ending balances for all assets and liabilities measured at fair value on a recurring basis using Level 3 inputs for the twelve months ended December 31, 2025 and December 31, 2024:

Twelve Months Ended December 31, 2025	Balance at beginning of year	Purchases and issuances	Transfers in	Transfers (out)	Reclassifications	Settlements and sales	Increase/(decrease) in fair value included in net income (1) / OCI (2)	Balance at end of year	Change in unrealized gains (losses) relating to assets held at end of year (1) (2)
Assets
Privately-held investments, available for sale
Asset-backed securities	$24.2	$14.7	$—	$(10.6)	$—	$(14.8)	$2.8	$16.3	$0.6
Global corporate securities	—	33.8	—	—	—	—	0.4	34.2	0.4
Privately-held investments, trading
Commercial mortgage loans	$79.7	$0.1	$—	$—	$—	$(56.3)	$1.9	$25.4	$(0.3)
Middle market loans and other private debt	61.0	21.7	—	—	—	(49.4)	(4.4)	28.9	(2.7)
Asset-backed securities	127.6	56.1	—	(2.0)	—	(116.9)	2.7	67.5	3.4
Global corporate securities	18.5	—	—	—	—	(18.6)	0.1	—	—
Total Level 3 assets	$311.0	$126.4	$—	$(12.6)	$—	$(256.0)	$3.5	$172.3	$1.4

Liabilities
Derivative liabilities — loss portfolio transfer	$(3.6)	$—	$—	$—	$—	$0.7	$2.9	$—	$—
Total Level 3 liabilities	$(3.6)	$—	$—	$—	$—	$0.7	$2.9	$—	$—

Twelve Months Ended December 31, 2024
Assets
Privately-held investments, available for sale
Asset-backed securities	$14.9	$10.0	$—	$—	$—	$—	$(0.7)	$24.2	$0.2
Privately-held investments, trading
Commercial mortgage loans	$274.9	$0.5	$—	$—	$—	$(184.4)	$(11.3)	$79.7	$—
Middle market loans and other private debt	84.8	0.4	—	—	10.9	(35.5)	0.4	61.0	—
Asset-backed securities	82.9	56.1	—	—	—	(12.4)	1.0	127.6	1.1
Global corporate securities	14.4	4.4	—	—	—	(0.3)	—	18.5	—
Short-term investments	18.0	—	—	—	(10.9)	(7.1)	—	—	—
Total Level 3 assets	489.9	$71.4	$—	$—	$—	$(239.7)	$(10.6)	$311.0	$1.3

Liabilities
Derivative liabilities — loss portfolio transfer	$(16.5)	$—	$—	$—	$—	$—	$12.9	$(3.6)	$12.9
Total Level 3 liabilities	$(16.5)	$—	$—	$—	$—	$—	$12.9	$(3.6)	$12.9
______________
(1)    Increases/(decreases) in the fair value of privately-held investments, trading are included in realized and unrealized investment losses in the consolidated statements of operations and other comprehensive income. Increases/(decreases) in the fair value of derivative liabilities - loss portfolio transfer are included within change in fair value of derivatives in the consolidated statements of operations and other comprehensive income.
(2)    Increases/(decreases) in the fair value of privately-held investments, available for sale are included in other comprehensive income (“OCI”).

Valuation of Fixed Income Securities.  The Company’s fixed income securities are classified as either available for sale or trading and are reported at fair value. As at December 31, 2025 and December 31, 2024, the Company’s fixed income securities were valued by pricing services or broker-dealers using standard market conventions. The market conventions utilize market quotations, market transactions in comparable instruments and various relationships between instruments including, but not limited to, yield to maturity, dollar prices and spread prices in determining fair value.
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
As at December 31, 2025, the Company obtained an average of 2.8 quotes per fixed income investment compared to 3.0 quotes at December 31, 2024.
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

Privately-held Investments. Privately-held investments are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of the majority of these securities are determined using discounted cash flow models. These models include inputs that are specific to each investment. The inputs used in the fair value measurements include dividend or interest rates and appropriate discount rates. The selection of an appropriate discount rate is judgmental and is the most significant unobservable input used in the valuation of these securities. A significant increase (decrease) in this input in isolation could result in significantly lower (higher) fair value measurement for privately-held investments. In order to assess the reasonableness of the inputs used in the discounted cash flow models, the Company maintains an understanding of current market conditions, issuer specific information that may impact future cash flows as well as collaboration with independent vendors for most securities to assess the reasonableness of the discount rate being used.
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
Middle Market Loans and Other Private Debt. The middle market loans consist of investments in senior secured loan positions with full covenants, focused on the middle market in the U.S., Europe and the Caribbean. The other private debt consists of debt securities issued to private investment funds. The middle market loan and other private debt portfolio is diversified by industry type, geographic region and issuer to reduce risks. Middle market loans and other private debt are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using discounted cash flow models. In the event that the cash flows are negative or indeterminable, the fair values of these securities are determined using the recovery approach. Consequently, these securities are classified within Level 3.
Asset-backed Securities. Asset-backed securities represent interests in underlying pools of diversified referenced assets that are collateralized and backed by future cash flows and these securities are performing. Asset-backed securities are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using discounted cash flow models and are classified within Level 3.
Global Corporate Securities. The global corporate securities portfolio consists of debt securities issued by U.S. and foreign corporations. The global corporate securities are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of the trading securities are determined using discounted cash flow models and are classified within Level 3. In subsequent measurement periods, the fair values of the available-for-sale securities are determined using a matrix pricing methodology that applies a yield build-up approach. This approach starts with an appropriate interpolated U.S. Treasury yield and adds spread components for sector-specific credit quality, weighted average life, and issuer capital size. The resulting discount yield is then used in a discounted cash flow model to derive the price of each security. The Company classifies these securities within Level 3.
Short-term Investments — Privately-held. Short-term investments which are classified as privately-held consist of debt securities with a maturity greater than three months but less than one year from the date of purchase. Short-term investments are initially valued at cost or transaction value which approximates fair value. In subsequent measurement periods, the fair values of these securities are determined using discounted cash flow models and are classified within Level 3.

The following table summarizes the quantitative inputs and assumptions used for financial assets categorized within Level 3 under the fair value hierarchy as at December 31, 2025:

At December 31, 2025	Fair Value Level 3	Valuation Techniques	Unobservable Inputs	Ranges			Weighted Average
	($ in millions)
Privately-held investments, available for sale
Asset-backed securities	$16.3	Discounted cash flow	Discount rate	4.1%	—	4.1%	4.1%
Global corporate securities	34.2	Matrix Pricing	WAL spread (bps)	(13.0)	—	8.1	(2.9)
			Capital size spread (bps)	25.0	—	25.0	25.0

Privately-held investments, trading
Commercial mortgage loans	25.4	Discounted cash flow	Discount rate	3.9%	—	12.0%	4.8%
Middle market loans and other private debt	24.1	Discounted cash flow	Discount rate	7.0%	—	11.1%	8.1%
Middle market loans and other private debt	4.8	Recovery Approach	TEV/EBITDA	6.8x	—	6.8x	6.8x
Asset-backed securities	67.5	Discounted cash flow	Discount rate	6.0%	—	7.0%	6.1%
Total	$172.3
Catastrophe Bonds. Catastrophe bonds are variable rate fixed income instruments with redemption values adjusted based on the occurrence of a covered event, usually windstorms and earthquakes. Catastrophe bonds are classified as trading and reported at fair value. Catastrophe bonds are priced using an average of multiple broker-dealer quotes and as such, are classified within Level 2.
Foreign Exchange Contracts.  The foreign exchange contracts which the Company uses to mitigate currency risk are characterized as OTC due to their customized nature and the fact that they do not trade on a major exchange. These instruments trade in a very deep liquid market, providing substantial price transparency and accordingly are classified within Level 2.
Derivative Liabilities - Loss Portfolio Transfer. The LPT embedded derivative is valued using the Black-Scholes model. The two primary inputs of this model are expected claim settlement patterns and expected return of the investment portfolio above a fixed minimum rate over the specified time horizon. The expected claim settlement pattern is determined on an actuarial basis for the cohort of business within scope of the LPT and is consistent with the patterns used in the valuation of technical provisions. The expected return of the investment portfolio, above a fixed minimum rate, directly impacts on the LPT derivative valuation and is subject to changes in the market conditions. In order to assess the reasonableness of the inputs, the Company updates the expected claim settlement patterns on a regular basis while maintaining an understanding of the current market conditions. The LPT embedded derivative is classified within Level 3.
Other Investments. The Company’s other investments represent primarily our investments in investment funds operating strategies across real estate, infrastructure and direct lending. Adjustments to the fair values of the investment funds are made based on the net asset value of the investments. The net valuation criteria established by the manager of such investments are established in accordance with the governing documents and the asset manager’s valuation guidelines, which include: the discounted cash flows method and the performance multiple approach, which uses a multiple derived from market data of comparable companies or assets to produce operating performance metrics. Alternative valuation methodologies may be employed for investments with unusual characteristics. As the Company is measuring the fair value of these investment funds using the net asset value per share as a practical expedient, they have not been classified in the fair value hierarchy.
Equity Securities. The fair values of the equity securities are based on unadjusted quoted market prices in active markets, and as such they are classified within Level 1.

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
The effect of assumed and ceded reinsurance on premiums written, premiums earned and losses and loss adjustment expenses for the twelve months ended December 31, 2025, 2024 and 2023 was as follows:

	Twelve Months Ended December 31,
	2025	2024	2023

	($ in millions)
Premiums written:
Insurance	$2,768.1	$2,723.5	$2,446.6
Reinsurance	1,905.1	1,885.8	1,521.0
Ceded	(1,837.2)	(1,666.7)	(1,385.7)
Net written premiums	$2,836.0	$2,942.6	$2,581.9

Premiums earned:
Insurance	$2,752.2	$2,565.7	$2,444.8
Reinsurance	1,850.0	1,822.1	1,562.0
Ceded	(1,770.3)	(1,498.1)	(1,392.3)
Net earned premiums	$2,831.9	$2,889.7	$2,614.5

Losses and loss adjustment expenses:
Insurance	$(1,647.2)	$(1,759.1)	$(1,644.5)
Reinsurance	(985.9)	(915.8)	(707.2)
Ceded	1,086.4	957.1	798.7
Losses and loss adjustment expenses	$(1,546.7)	$(1,717.8)	$(1,553.0)
Current expected credit loss model (“CECL”). As at December 31, 2025, the Company’s allowance for expected credit losses on reinsurance recoverables was $16.2 million (2024 — $27.5 million). For the twelve months ended December 31, 2025 there was a $11.3 million decrease in the CECL allowance on reinsurance recoverables (2024 — $23.8 million increase, 2023 — no change).
The Company is potentially exposed to concentrations of credit risk in respect of amounts recoverable from reinsurers, refer to Note 22, “Concentrations of Credit Risk — Reinsurance recoverables” of these consolidated financial statements for more detail.

8.    Derivative Contracts
The following table summarizes information on the location and amounts of derivative fair values on the consolidated balance sheet as at December 31, 2025 and 2024:

		As at December 31, 2025		As at December 31, 2024
Derivatives Not Designated as Hedging Instruments Under ASC 815	Balance Sheet Location	Notional Amount	Fair Value	Notional Amount	Fair Value

		($ in millions)		($ in millions)
Foreign Exchange Contracts	Derivative assets	$529.5	$4.5	$550.0	$17.0
Foreign Exchange Contracts (1)	Derivative liabilities	$874.5	$(12.1)	$1,036.9	$(41.7)
Loss Portfolio Transfer Liability - Embedded Derivative (2)	Derivative liabilities	$—	$—	$—	$(3.6)
 ______________
(1)    Fair value is net of $Nil of cash collateral (December 31, 2024 — $0.8 million).
(2)    The LPT contained an embedded derivative within the contract in relation to the variable interest crediting rate, which has now terminated upon repayment of the funds withheld.

		As at December 31, 2025		As at December 31, 2024
Derivatives Designated as Cash Flow Hedges Under ASC 815	Balance Sheet Location	Notional Amount	Fair Value	Notional Amount	Fair Value

		($ in millions)		($ in millions)
Foreign Exchange Contracts	Derivative assets	$186.8	$0.5	$—	$—
Foreign Exchange Contracts (1)	Derivative liabilities	$—	$—	$158.0	$(4.2)
 ______________
(1)    Fair value is net of $Nil of cash collateral (December 31, 2024 — $2.0 million).
The following table provides the unrealized and realized gains/(losses) recorded in the consolidated statements of operations and other comprehensive income for derivatives that are not designated or designated as hedging instruments under ASC 815 — “Derivatives and Hedging” for the twelve months ended December 31, 2025 and 2024:

		Amount of Gain/(Loss) Recognized on Derivatives
		For the Twelve Months Ended
	Location of Gain/(Loss) Recognized on Derivatives	December 31, 2025	December 31, 2024

Derivatives not designated as hedges		($ in millions)
Foreign Exchange Contracts	Change in Fair Value of Derivatives	$43.9	$(34.0)
Loss Portfolio Transfer Liability - Embedded Derivative	Change in Fair Value of Derivatives	$3.6	$12.9

Derivatives designated as cash flow hedges
Foreign Exchange Contracts	General, administrative and corporate expenses in consolidated statement of operations	$0.7	$(0.9)
Foreign Exchange Contracts	Net change gross of tax from current period hedged transactions in other comprehensive income	$6.7	$(6.5)
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

As at December 31, 2025, the Company held foreign exchange contracts that were not designated as hedges under ASC 815 with an aggregate notional amount of $1,404.0 million (2024 — $1,586.9 million). The foreign exchange contracts are recorded as derivative assets or derivative liabilities in the consolidated balance sheet with changes recorded as a change in fair value of derivatives in the consolidated statement of operations. For the twelve months ended December 31, 2025, the impact of foreign exchange contracts on net income was a gain of $43.9 million (December 31, 2024 — loss of $34.0 million).
As at December 31, 2025, the Company held foreign exchange contracts that were designated as cash flow hedges under ASC 815 with an aggregate notional amount of $186.8 million (2024 — $158.0 million). The foreign exchange contracts are recorded as derivative assets or derivative liabilities in the consolidated balance sheet with the changes in fair value recorded in other comprehensive income. For the twelve months ended December 31, 2025 the company recognized a gain of $6.7 million (December 31, 2024 — loss of $6.5 million) in other comprehensive income.
As the foreign exchange contracts settle, the realized gain or loss is reclassified from other comprehensive income into general, administrative and corporate expenses in the consolidated statement of operations. For the twelve months ended December 31, 2025, the amount recognized within general, administrative and corporate expenses for settled foreign exchange contracts was a realized gain of $0.7 million (December 31, 2024 — loss of $0.9 million). The Company estimates that $0.5 million of the existing gains as at December 31, 2025 are expected to be reclassified into earnings within the next 12 months.
Embedded derivative on loss portfolio contract. The loss portfolio transfer contract included a funds withheld arrangement that provided returns to the reinsurer based on Aspen’s investment performance, guaranteeing a minimum of 1.75% return. Such funds withheld arrangements are examples of embedded derivatives and therefore this instrument was accounted for as an option-based derivative. For the twelve months ended December 31, 2025, the amount recognized as a change in fair value of derivatives in the consolidated statement of operations is a gain of $3.6 million (December 31, 2024 — gain of $12.9 million). During the twelve months ended December 31, 2025, the Company settled the outstanding funds withheld balance related to the loss portfolio contract and the associated embedded derivative expired.
9.    Deferred Acquisition Costs
The following table represents a reconciliation of beginning and ending deferred acquisition costs for the twelve months ended December 31, 2025 and 2024:

	Twelve Months Ended December 31, 2025	Twelve Months Ended December 31, 2024

	($ in millions)
Balance at the beginning of the year	$322.1	$296.2
Acquisition costs deferred	457.5	446.1
Amortization of deferred acquisition costs	(422.4)	(420.2)
Balance at the end of the year	$357.2	$322.1

10.    Reserve for Losses and Loss Adjustment Expenses
The following table represents a reconciliation of beginning and ending consolidated reserve for losses and loss adjustment expenses for the twelve months ended December 31, 2025, 2024 and 2023:

	As at December 31,
	2025	2024	2023

	($ in millions)
Reserve for losses and loss adjustment expenses at the start of the year	$8,122.6	$7,810.6	$7,710.9
Less unpaid losses recoverable from reinsurers at the start of the year	(4,172.0)	(4,577.8)	(4,897.7)
Net reserve for losses and loss adjustment expenses at the start of the year	3,950.6	3,232.8	2,813.2

Net incurred losses and loss adjustment expenses related to:
Current year	1,654.3	1,682.2	1,492.2
Prior years	(107.6)	35.6	60.8
Total incurred	1,546.7	1,717.8	1,553.0
Net paid losses and loss adjustment expenses related to:
Current year	(203.8)	(200.2)	(161.1)
Prior years	(939.8)	(741.3)	(1,011.9)
Total paid	(1,143.6)	(941.5)	(1,173.0)

Foreign exchange losses/(gains)	89.4	(58.5)	39.6

Net reserve for losses and loss adjustment expenses at the end of the year	4,443.1	3,950.6	3,232.8
Plus unpaid losses recoverable from reinsurers at the end of the year	4,281.9	4,172.0	4,577.8
Reserve for losses and loss adjustment expenses at the end of the year	$8,725.0	$8,122.6	$7,810.6
For the twelve months ended December 31, 2025, there was a decrease of $107.6 million in the Company’s estimate of the ultimate claims to be paid in respect of prior accident years compared to an increase of $35.6 million for the twelve months ended December 31, 2024.
Insurance: Net favorable reserve development of $105.4 million for the twelve months ended December 31, 2025, due to favorable prior year development on post-LPT accident years of $98.4 million and the favorable movement of $7.0 million due to the impact of the LPT.
Reinsurance: Net favorable reserve development of $2.2 million for the twelve months ended December 31, 2025, due to favorable prior year development on post-LPT accident years of $28.9 million, partially offset by the unfavorable impact of the LPT of $26.7 million.

The following tables show an analysis of incurred claims and allocated loss adjustment expenses, net of reinsurance and cumulative paid claims and allocated claim adjustment expenses, net of reinsurance for each of the years ended December 31, 2016 through 2025. Under the LPT agreement, the Company has reinsured net losses incurred on all accident years 2019 and prior. This has resulted in IBNR in the loss development triangles for 2019 and prior to be Nil. The loss development triangles are derived from all business written by the Company as although a limited number of contracts are written which have durations of greater than one year the contracts do not meet the definition of a long duration contract. All amounts included in the following tables related to transactions denominated in a foreign currency have been translated into U.S. Dollars using the exchange rates in effect at December 31, 2025.
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

	Property Insurance Lines
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2025

	For the Years Ended December 31,										Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
Accident Year	Unaudited Prior Years
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025

	($ in millions)
2016	$239.6	$250.4	$245.2	$246.6	$248.0	$236.3	$235.9	$235.9	$235.9	$235.9	$—	10,758
2017		297.2	260.1	253.2	254.6	275.5	185.6	185.6	185.6	185.6	—	9,719
2018			205.4	208.1	191.7	199.8	190.2	190.2	190.2	190.2	—	8,201
2019				128.2	131.9	104.3	190.8	190.8	190.8	190.8	—	6,875
2020					206.4	200.7	210.8	216.5	216.9	205.7	8.5	7,689
2021						210.4	204.7	197.9	194.4	190.8	5.6	6,828
2022							170.2	177.3	174.0	176.0	8.0	5,884
2023								156.3	135.4	102.8	10.9	4,206
2024									138.3	95.9	37.6	2,494
2025										109.6	31.2	1,781
									Total	$1,683.3

	Property Insurance Lines
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025

	($ in millions)
2016	$67.2	$169.5	$202.2	$224.5	$233.5	$236.3	$235.9	$235.9	$235.9	$235.9
2017		97.0	189.7	223.0	243.9	237.8	185.6	185.6	185.6	185.6
2018			62.6	162.8	184.9	178.6	190.2	190.2	190.2	190.2
2019				49.5	92.4	100.3	190.8	190.8	190.8	190.8
2020					61.8	125.3	153.4	171.5	180.6	188.7
2021						59.2	120.8	152.7	165.3	179.5
2022							41.5	115.2	145.8	159.9
2023								30.4	67.3	72.6
2024									19.6	43.3
2025										25.7
									Total	$1,472.2

		All outstanding liabilities for 2016 and subsequent years, net of reinsurance								$211.1
		All outstanding liabilities before 2016, net of reinsurance								—
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$211.1

	Casualty Insurance Lines
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2025
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025

	($ in millions)
2016	$218.6	$189.7	$185.1	$191.7	$202.9	$248.0	$127.2	$127.2	$127.2	$127.2	$—	4,886
2017		182.6	176.0	180.1	199.0	221.1	72.7	72.7	72.7	72.7	—	5,585
2018			123.7	126.6	137.7	169.0	45.6	45.6	45.6	45.6	—	5,551
2019				126.2	148.6	156.8	52.6	52.6	52.6	52.6	—	5,269
2020					134.6	143.8	142.1	147.9	154.0	155.2	33.2	3,905
2021						176.5	191.6	200.3	198.2	191.9	56.9	3,687
2022							207.9	218.5	214.1	216.2	97.6	3,628
2023								228.5	239.2	251.1	106.6	3,197
2024									240.5	243.2	185.3	2,423
2025										239.7	212.4	1,767
									Total	$1,595.4

	Casualty Insurance Lines
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025

	($ in millions)
2016	$4.2	$23.1	$40.6	$83.4	$110.8	$126.2	$127.2	$127.2	$127.2	$127.2
2017		3.6	23.1	53.3	98.2	92.4	72.7	72.7	72.7	72.7
2018			3.2	28.1	44.0	59.9	45.6	45.6	45.6	45.6
2019				6.4	18.5	65.3	52.6	52.6	52.6	52.6
2020					—	9.5	36.5	62.0	92.7	102.9
2021						3.2	23.7	54.3	92.7	107.6
2022							9.0	27.2	47.5	79.1
2023								5.6	36.6	85.7
2024									3.4	20.7
2025										3.0
									Total	$697.1

		All outstanding liabilities for 2016 and subsequent years, net of reinsurance								$898.3
		All outstanding liabilities before 2016, net of reinsurance								—
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$898.3

	Marine, Aviation and Energy Insurance Lines
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2025
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025

	($ in millions)
2016	$260.7	$230.0	$229.8	$230.4	$220.2	$221.9	$197.3	$197.3	$197.3	$197.3	$—	4,443
2017		210.0	200.5	207.3	214.8	226.1	127.0	127.0	127.0	127.0	—	6,080
2018			170.8	207.8	208.9	235.1	151.5	151.5	151.5	151.5	—	5,213
2019				145.6	153.0	124.0	107.6	107.6	107.6	107.6	—	3,709
2020					110.3	111.3	125.8	126.8	151.7	145.7	26.3	3,874
2021						93.0	95.8	95.4	97.2	94.7	10.1	4,785
2022							108.2	106.4	113.5	105.9	18.2	5,405
2023								117.3	110.8	105.4	12.2	4,073
2024									110.0	102.8	27.9	3,661
2025										128.2	66.8	2,351
									Total	$1,266.1

	Marine, Aviation and Energy Insurance Lines
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025

	($ in millions)
2016	$30.9	$83.0	$143.5	$165.1	$192.2	$194.9	$197.3	$197.3	$197.3	$197.3
2017		40.3	97.9	140.7	168.8	150.5	127.0	127.0	127.0	127.0
2018			26.8	105.1	133.4	151.5	151.5	151.5	151.5	151.5
2019				33.6	72.6	89.8	107.6	107.6	107.6	107.6
2020					28.6	66.6	88.8	101.3	109.7	114.2
2021						23.5	52.2	64.6	70.6	82.3
2022							24.9	57.7	73.9	81.5
2023								27.8	73.4	86.0
2024									32.4	59.5
2025										39.1
									Total	$1,046.0

		All outstanding liabilities for 2016 and subsequent years, net of reinsurance								$220.1
		All outstanding liabilities before 2016, net of reinsurance								—
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$220.1

	Financial and Professional Insurance Lines
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2025
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025

	($ in millions)
2016	$191.6	$212.4	$217.0	$202.6	$186.3	$187.5	$135.3	$135.3	$135.3	$135.3	$—	1,250
2017		206.9	183.3	188.1	188.9	210.9	137.4	137.4	137.4	137.4	—	1,766
2018			157.5	173.3	154.9	163.6	112.7	112.7	112.7	112.7	—	4,661
2019				249.3	261.9	239.5	132.0	132.0	132.0	132.0	—	23,804
2020					349.6	349.4	339.7	353.9	355.9	374.4	63.5	106,017
2021						287.8	306.5	296.8	297.9	284.8	46.9	34,955
2022							319.2	304.3	272.8	279.6	90.2	3,339
2023								343.4	351.7	350.7	119.3	3,292
2024									428.8	436.6	203.0	4,469
2025										419.2	332.8	4,730
									Total	$2,662.7

	Financial and Professional Insurance Lines
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025

	($ in millions)
2016	$15.3	$71.5	$102.4	$130.4	$126.5	$131.1	$135.3	$135.3	$135.3	$135.3
2017		27.2	51.2	83.4	117.4	135.9	137.4	137.4	137.4	137.4
2018			20.5	75.0	100.1	112.3	112.7	112.7	112.7	112.7
2019				27.3	87.0	121.7	132.0	132.0	132.0	132.0
2020					47.9	121.7	175.1	227.0	241.6	293.5
2021						43.6	89.9	131.3	162.8	198.9
2022							18.0	76.0	114.9	154.8
2023								21.6	101.1	166.2
2024									90.4	168.2
2025										54.6
									Total	$1,553.6

		All outstanding liabilities for 2016 and subsequent years, net of reinsurance								$1,109.1
		All outstanding liabilities before 2016, net of reinsurance								—
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$1,109.1

	Property Catastrophe and Other Property Reinsurance
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2025
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025

	($ in millions)
2016	$266.0	$265.3	$263.9	$242.9	$238.2	$229.9	$228.3	$228.3	$228.3	$228.3	$—	1,287
2017		554.0	532.7	514.1	502.9	574.6	437.5	437.5	437.5	437.5	—	1,948
2018			309.8	336.0	326.9	518.1	288.6	288.6	288.6	288.6	—	1,809
2019				214.7	230.4	321.2	160.5	160.5	160.5	160.5	—	1,410
2020					318.5	406.1	354.3	365.3	377.9	376.7	5.6	1,464
2021						663.1	492.4	512.1	504.5	496.2	1.1	1,530
2022							395.9	394.2	387.8	386.0	42.1	1,505
2023								230.7	225.5	202.6	16.8	1,153
2024									262.6	237.0	51.4	1,053
2025										222.2	99.2	702
									Total	$3,035.6

	Property Catastrophe and Other Property Reinsurance
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025

	($ in millions)
2016	$55.9	$161.5	$202.0	$212.7	$225.8	$229.9	$228.3	$228.3	$228.3	$228.3
2017		123.3	356.4	415.1	439.3	412.5	437.5	437.5	437.5	437.5
2018			122.5	270.4	270.5	263.3	288.6	288.6	288.6	288.6
2019				28.3	136.3	161.7	160.5	160.5	160.5	160.5
2020					41.8	165.5	237.1	312.6	312.6	349.2
2021						75.5	241.6	375.0	442.5	467.0
2022							65.2	201.3	271.8	305.1
2023								44.8	107.3	154.2
2024									33.3	112.2
2025										45.7
									Total	$2,548.3

		All outstanding liabilities for 2016 and subsequent years, net of reinsurance								$487.3
		All outstanding liabilities before 2016, net of reinsurance								—
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$487.3

	Casualty Reinsurance
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2025
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025

	($ in millions)
2016	$232.6	$245.2	$244.7	$255.1	$262.4	$253.1	$138.2	$138.2	$138.2	$138.2	$—	2,317
2017		244.4	241.9	252.8	252.2	263.6	111.5	111.5	111.5	111.5	—	2,431
2018			228.4	258.0	265.7	255.8	93.1	93.1	93.1	93.1	—	2,372
2019				234.4	254.7	245.0	53.0	53.0	53.0	53.0	—	2,056
2020					254.6	235.9	199.7	181.6	190.8	206.6	37.5	1,723
2021						207.2	217.1	206.3	202.0	207.5	52.1	1,927
2022							250.5	251.6	250.0	249.4	92.1	2,234
2023								272.9	272.2	271.6	137.4	2,393
2024									291.9	298.7	220.4	1,996
2025										317.1	286.9	1,024
									Total	$1,946.7

	Casualty Reinsurance
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025

	($ in millions)
2016	$9.2	$33.6	$64.3	$96.4	$126.5	$138.3	$138.2	$138.2	$138.2	$138.2
2017		8.9	30.6	59.2	97.5	111.4	111.5	111.5	111.5	111.5
2018			7.1	33.6	73.6	93.1	93.1	93.1	93.1	93.1
2019				9.3	36.4	52.6	53.0	53.0	53.0	53.0
2020					9.2	27.9	44.4	71.9	102.4	126.8
2021						7.9	37.5	64.1	97.5	123.0
2022							9.5	31.3	60.5	104.2
2023								8.5	35.6	82.0
2024									9.7	38.8
2025										12.1
									Total	$882.7

		All outstanding liabilities for 2016 and subsequent years, net of reinsurance								$1,064.0
		All outstanding liabilities before 2016, net of reinsurance								—
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$1,064.0

	Specialty Reinsurance
	Incurred Claims, IBNR and Loss Adjustment Expenses, Net of Reinsurance										As at December 31, 2025
											Total of IBNR Plus Expected Development on Reported Claims	Cumulative Number of Reported Claims
	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025

	($ in millions)
2016	$239.2	$240.5	$238.6	$231.1	$226.0	$213.7	$223.7	$223.7	$223.7	$223.7	$—	940
2017		380.3	393.4	377.1	365.6	359.1	364.0	364.0	364.0	364.0	—	1,344
2018			395.0	395.3	393.5	418.2	328.3	328.3	328.3	328.3	—	1,437
2019				474.8	498.3	401.2	400.9	400.9	400.9	400.9	—	1,563
2020					415.0	602.3	376.5	380.3	372.7	374.7	12.6	1,538
2021						157.7	153.0	142.3	138.5	124.4	8.7	1,404
2022							195.4	195.3	200.1	251.6	130.0	1,551
2023								143.2	146.0	124.3	36.9	1,324
2024									155.5	152.4	99.3	1,081
2025										137.0	106.2	833
									Total	$2,481.3

	Specialty Reinsurance
	Cumulative Paid Claims and Allocated Loss Adjustment Expenses, Net of Reinsurance

	For the Years Ended December 31,
Accident Year	Unaudited Prior Years
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025

	($ in millions)
2016	$58.7	$151.6	$166.5	$184.5	$194.8	$196.2	$223.7	$223.7	$223.7	$223.7
2017		94.9	239.6	271.8	307.4	308.7	364.0	364.0	364.0	364.0
2018			27.6	280.6	314.4	326.2	328.3	328.3	328.3	328.3
2019				274.0	382.5	401.0	400.9	400.9	400.9	400.9
2020					213.3	270.5	291.4	312.1	335.1	344.3
2021						28.5	53.5	76.2	89.1	98.9
2022							26.3	54.4	76.1	98.6
2023								22.7	48.8	68.8
2024									14.4	34.2
2025										17.1
									Total	$1,978.8

		All outstanding liabilities for 2016 and subsequent years, net of reinsurance								$502.5
		All outstanding liabilities before 2016, net of reinsurance								—
		Liabilities for claims and claim adjustment expenses, net of reinsurance								$502.5

Reconciliation of Incurred and Paid Claims Development to total Reserve for Losses and LAE

	As at December 31, 2025	As at December 31, 2024
	($ in millions)	($ in millions)
Net outstanding liabilities:
Insurance lines
- Property insurance lines	$211.1	$268.9
- Casualty insurance lines	898.3	756.0
- Marine, aviation and energy insurance lines	220.1	221.3
- Financial and professional insurance lines	1,109.1	981.3
Total insurance lines	$2,438.6	$2,227.5

Reinsurance lines
- Property catastrophe and other property reinsurance	$487.3	$560.6
- Casualty reinsurance	1,064.0	885.9
- Specialty reinsurance	502.5	442.6
Total reinsurance lines	$2,053.8	$1,889.1

Net loss and LAE	$4,492.4	$4,116.6

Reinsurance recoverable on unpaid losses:
Insurance lines	$2,852.3	$2,698.0
Reinsurance lines	1,429.6	1,474.0
Total reinsurance recoverable on unpaid losses	$4,281.9	$4,172.0

Deferred gain on retroactive contracts	$83.5	$61.2
Unallocated claims incurred	71.8	58.0
Other reinsurance balances recoverable (1)	(259.9)	(311.7)
Carbon syndicate reserves	55.3	26.5
	$(49.3)	$(166.0)

Reserve for losses and loss adjustment expenses at the end of the year	$8,725.0	$8,122.6
____________________
(1)    Other reinsurance balances recoverable primarily include short term recoverables to be collected.

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance (unaudited)

Years	1	2	3	4	5	6	7	8	9	10

Property insurance lines	29.8%	37.1%	12.6%	12.6%	3.1%	(4.6)%	—%	—%	—%	—%
Casualty insurance lines	3.8%	18.2%	30.2%	22.5%	1.6%	(1.7)%	0.2%	—%	—%	—%
Marine, aviation and energy insurance lines	25.3%	35.2%	19.3%	12.0%	2.9%	(2.8)%	0.3%	—%	—%	—%
Financial and professional insurance lines	14.4%	27.8%	19.5%	14.8%	4.6%	3.7%	0.8%	—%	—%	—%
Property catastrophe and other property reinsurance	21.3%	42.6%	16.8%	7.0%	2.2%	3.4%	(0.2)%	—%	—%	—%
Casualty reinsurance	6.2%	18.7%	21.4%	18.0%	10.2%	4.1%	—%	—%	—%	—%
Specialty reinsurance	26.0%	29.5%	9.9%	6.6%	3.3%	3.7%	3.1%	—%	—%	—%

11.    Income Taxes
The Company is subject to income taxes in the jurisdictions in which it operates. The significant jurisdictions in which the Company is subject to tax are Bermuda, the U.S., and the U.K. Through December 31, 2024, Aspen Holdings and Aspen Bermuda were not subject to any income or capital gains taxes in Bermuda. On December 27, 2023, the Corporate Income Tax Act 2023 received Royal Assent in Bermuda, introducing a15% corporate tax that applies to Bermuda businesses that are part of multinational enterprise groups. This new corporate tax took effect for accounting periods beginning on or after January 1, 2025. The Company’s consolidated effective tax rate has increased for the twelve months ended December 31, 2025 as a result of these changes.
The Company’s U.S. operating companies were subject to a U.S. federal income tax rate of 21%.
The Company’s U.K. operating companies were taxed at the effective U.K. corporate tax rate of 25%. The U.K. tax rate changed on April 1, 2023 from 19% to 25%.
Total income tax expense/(benefit) for the twelve months ended December 31, 2025, 2024 and 2023 was allocated as follows:

	Twelve Months Ended December 31,
	2025	2024	2023

	($ in millions)
Income tax expense/(benefit) allocated to net income	$103.9	$(22.0)	$(132.1)
Income tax expense allocated to other comprehensive income	37.5	3.3	20.6
Total income tax expense (benefit)	$141.4	$(18.7)	$(111.5)

Income/(loss) from operations before income taxes and income tax expense/(benefit) attributable to that income/(loss) for the twelve months ended December 31, 2025, 2024 and 2023, disaggregated by domestic/national and foreign operations, is provided in the tables below:

	Twelve Months Ended December 31, 2025
	Income/(loss) before tax	Current tax expense	Deferred tax expense/(benefit)	Total income tax expense

	($ in millions)
Domestic/National (Bermuda) (1)	$109.7	$2.1	$7.7	$9.8
Foreign:
U.S.	293.6	57.4	5.3	62.7
U.K.	(21.4)	15.6	9.8	25.4
Other (2)	62.2	6.5	(0.5)	6.0
Total	$444.1	$81.6	$22.3	$103.9

	Twelve Months Ended December 31, 2024
	Income before tax	Current tax expense	Deferred tax expense/(benefit)	Total income tax expense/(benefit)

	($ in millions)
Domestic/National (Bermuda)	$85.3	$—	$1.3	$1.3
Foreign:
U.S.	269.0	62.7	(4.4)	58.3
U.K.	106.9	3.9	(85.3)	(81.4)
Other	2.9	—	(0.2)	(0.2)
Total	$464.1	$66.6	$(88.6)	$(22.0)

	Twelve Months Ended December 31, 2023
	Income before tax	Current tax expense	Deferred tax (benefit)/expense	Total income tax (benefit)/expense

	($ in millions)
Domestic/National (Bermuda)	$148.8	$—	$(201.1)	$(201.1)
Foreign:
U.S.	236.3	52.4	3.0	55.4
U.K.	0.7	5.3	0.1	5.4
Other	16.8	7.9	0.3	8.2
Total	$402.6	$65.6	$(197.7)	$(132.1)
________________
(1)    As a result of the Bermuda Corporate Income Tax Act 2023, a 15% corporate income tax has been applied to the Company’s Bermuda operations. All Bermuda income taxes are levied by the Government of Bermuda and are considered national income taxes. The Company has not incurred any Bermuda state income taxes.
(2)    Current tax expense and deferred tax (benefit) in “Other” relates to the branches of Aspen UK and Aspen Bermuda Limited.

As noted above, the tax rate in Bermuda, the Company’s country of domicile, is currently 15%. Application of the statutory income tax rate for operations in other jurisdictions produces a differential to the expected income tax expense/(benefit) as shown in the table below. The reconciliation between the income tax expense and the amount that would result from applying the statutory rate for the Company, after the adoption of ASU 2023-09, for the twelve months ended December 31, 2025 is provided in the table below:

	Twelve Months Ended December 31, 2025
	$ in millions	Percentage

Income Tax Reconciliation
Income tax benefit at statutory tax rate	$66.6	15.0%
Foreign tax effects:
United Kingdom:
Prior year adjustments (1)	13.7	3.1
Pillar II top-up tax	10.2	2.3
Statutory tax rate differential	16.8	3.8
Tax credits	(10.3)	(2.3)
Other adjustments	0.5	0.1
United States:
Statutory tax rate differential	27.4	6.2
Changes in valuation allowance	(5.7)	(1.3)
Other adjustments	1.3	0.3
Switzerland:
Statutory tax rate differential	4.4	1.0
Changes in valuation allowance	(6.0)	(1.4)
Other adjustments	(1.4)	(0.3)
Other foreign jurisdictions	(0.4)	(0.1)
Effect of changes in tax laws or rates enacted in the period	(10.2)	(2.3)
Tax credits	(0.8)	(0.2)
Nontaxable or nondeductible items	3.5	0.8
Other adjustments - prior year adjustments (1)	(5.7)	(1.3)
Income tax expense and effective tax rate	$103.9	23.4%
________________
(1)    The submission dates for filing income tax returns for the Company’s U.S. and U.K. operating subsidiaries are after the submission date of these consolidated financial statements. Accordingly, the final tax liabilities may differ from the estimated income tax expense included in these consolidated financial statements and may result in prior year adjustments being reported. The prior period adjustments for the twelve months ended December 31, 2025 predominantly relate to the determination of results under U.K. GAAP, upon which the U.K. tax returns are based. These items can only be reasonably determined on an accurate basis after the Company’s Annual Report on Form 20F has been filed.

The reconciliation between the income tax expense and the amount that would result from applying the statutory rate for the Company, prior to the adoption of ASU 2023-09, for the twelve months ended December 31, 2024 and 2023 is provided in the table below:

	Twelve Months Ended December 31,
	2024	2023

Income Tax Reconciliation	($ in millions)
Income tax benefit at statutory tax rate of zero percent	$—	$—
Overseas statutory tax rates differential	88.1	56.3
Base erosion and anti-abuse tax (BEAT) expense	0.2	0.9
Prior year adjustments (1)	(5.9)	6.9
Introduction of Bermuda corporate income tax	2.2	(201.1)
Change in valuation allowance (2)	(106.6)	4.0
Foreign exchange	0.6	(1.3)
Non-deductible expenses	0.3	2.5
Impact of changes in statutory tax rates	(0.9)	(0.3)
Total income tax (benefit)	$(22.0)	$(132.1)
________________
(1)    The submission dates for filing income tax returns for the Company’s U.S. and U.K. operating subsidiaries are after the submission date of these consolidated financial statements. Accordingly, the final tax liabilities may differ from the estimated income tax expense included in these consolidated financial statements and may result in prior year adjustments being reported. The prior period adjustments for the twelve months ended December 31, 2024 predominantly relate to the determination of the results of the U.K. operating subsidiaries and its branches. The prior period adjustments for the twelve months ended December 31, 2023 predominantly relate to the determination of results in the U.K.
(2)    The decrease in valuation allowance in 2024 related to a change in judgment about the recoverability of deferred tax assets in Aspen UK.
Income tax returns that have been filed by the Company’s U.S. Operating Subsidiaries are subject to examination for 2022 and later tax years. The Company’s U.K. operating subsidiaries’ income tax returns are potentially subject to examination for 2024 and later tax years as these periods are considered “open” by the U.K. Tax Authority. The Company accrues interest and penalties related to an underpayment of income taxes, if applicable, as income tax expenses. The Company does not believe it will be subject to any penalties in any open tax years. No uncertain tax position has been identified in 2025 or 2024. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as at December 31, 2025 or 2024.

The tax effects of temporary differences and carryforwards that give rise to deferred tax assets and deferred tax liabilities are presented in the following table as at December 31, 2025 and 2024:

	As at December 31,
	2025	2024

	($ in millions)
Deferred tax assets:
Share-based payments	$0.8	$—
Operating loss carryforwards	150.7	181.1
Capital loss carryforwards	17.9	17.8
Insurance reserves: Losses and loss adjustment expenses	99.1	111.2
Unrealized losses on investments	—	7.4
Accrued expenses	11.0	11.3
Foreign tax credit carryforwards	20.2	22.0
Insurance reserves: Unearned premiums	34.9	34.5
Intangible assets	74.0	82.7
Office properties and equipment	15.4	14.7
Operating lease liabilities	14.3	15.0
Other temporary differences	4.2	8.1
Total deferred tax assets	$442.5	$505.8
Less valuation allowance	(49.2)	(64.0)
Deferred tax assets, net of valuation allowance	$393.3	$441.8

Deferred tax liabilities:
Unrealized gains on investments	$(1.4)	$—
Intangible assets	(0.6)	(0.2)
Deferred acquisition costs	(34.0)	(31.0)
Right-of-use operating lease assets	(9.9)	(10.4)
Insurance reserves: Losses and loss adjustment expenses	(3.8)	—
Other temporary differences	(5.1)	(3.4)
Total deferred tax (liabilities)	$(54.8)	$(45.0)

Net deferred tax assets	$338.5	$396.8
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
As at December 31, 2025, the Company has net operating losses carryforwards for Bermuda corporate income tax purposes of $294.8 million (2024 — $267.0 million), net operating losses carryforwards for U.S. federal income tax purposes of $276.0 million (2024 — $324.8 million), of which $226.4 million relates to the U.S. operating subsidiaries and $49.6 million to Aspen UK’s U.S. tax branch. The Company also has net operating losses carryforwards for U.K. corporate tax purposes of $194.6 million (2024 — $249.5 million), deferred syndicate profits of $61.7 million (2024 — $29.3 million), and losses in other jurisdictions of $71.8 million (2024 — $86.1 million).
The $276.0 million that are available to offset future U.S. federal taxable income will expire between 2032 and 2041. The amount of pre-merger net operating losses carryforwards that can be used each year is limited by section 382 to $6.5 million per year for Aspen UK’s U.S. tax branch, and $20.8 million per year for the next 15 years for the U.S. operating subsidiaries.

The net operating losses in Bermuda, the U.K. and other jurisdictions are available to offset future corporate income in those jurisdictions over an indefinite period.
For U.S. federal income tax purposes, the Company has capital loss carryforwards of $85.3 million, of which $47.6 million relates to the U.S. operating subsidiaries and $37.7 million to Aspen UK’s branch, expiring between 2026 and 2028.
For U.K. corporate tax purposes, the Company has foreign tax credit carryforwards of $20.2 million (2024 — $22.0 million) which are available to offset future U.K. corporate tax arising on the same foreign source of income over an indefinite period.
A valuation allowance of $17.5 million (2024 — $22.9 million) on U.S. deferred tax assets (which includes these loss carryforwards) has been recognized at December 31, 2025 relating to Aspen UK’s U.S. tax branch.
A valuation allowance of $20.3 million (2024 — $26.1 million) has been established against U.K. deferred tax assets.
The U.K., U.S. and other jurisdictions valuation allowance combined total is $49.2 million (2024 — $64.0 million).
The Company made the following tax payments for the twelve months ended December 31, 2025:

Twelve Months Ended December 31, 2025

($ in millions)
National (Bermuda)	$3.0
Foreign:
U.S.	55.0
U.K.	12.5
Other	1.3
Total income taxes paid	$71.8
12.    Capital Structure
The following table provides a summary of the Company’s authorized and issued share capital as at December 31, 2025 and 2024:

	As at December 31, 2025		As at December 31, 2024
	Number	$ in Thousands	Number	$ in Thousands
Authorized share capital:
Class A ordinary shares $0.001 per share (2024 — $0.001 per share)	750,000,000	$750	750,000,000	$750
Preference Shares $0.0015144558 per share	150,000,000	227	150,000,000	227
Total authorized share capital		$977		$977

Issued share capital:
Issued Class A ordinary shares $0.001 par value per share (2024 — $0.001 par value per share)	91,838,366	$92	90,833,333	$91
Issued 5.950% preference shares of $0.0015144558 par value per share each with a liquidation preference of $25 per preference share	—	—	11,000,000	17
Issued 5.625% preference shares of $0.0015144558 par value per share each with a liquidation preference of $25 per preference share	10,000,000	15	10,000,000	15
Issued 5.625% preference shares of $0.0015144558 par value per share represented by depositary shares, each with a liquidation preference of $25,000 per preference share (1)	10,000	—	10,000	—
Issued 7.000% preference shares of $0.0015144558 par value per share represented by depositary shares, each with a liquidation preference of $25,000 per preference share (2)	9,000	—	9,000	—
Total issued share capital		$107		$123
 ______________
(1)    Each depositary share represents a 1/1000th interest in a share of the 5.625% preference shares.
(2)    Each depositary share represents a 1/1000th interest in a share of the 7.000% preference shares.

(a)    Ordinary Shares
Issued Ordinary Shares. On March 30, 2025, the Company’s Board of Directors approved the exchange of all of the Company’s previously issued and outstanding shares, par value $0.01 per share (“Previous Ordinary Shares”), owned by the Company’s Parent, for 90,833,333 Class A ordinary shares, par value $0.001 (“Class A Ordinary Shares”). In connection with the Ordinary Share Exchange, the Previous Ordinary Shares were canceled. The Class A Ordinary Shares have the same voting and economic rights as the Previous Ordinary Shares other than par value. Share and per share information included in the accompanying consolidated financial statements and notes to the consolidated financial statements have been retroactively adjusted to reflect the Ordinary Share Exchange for all periods presented.
Equity and Incentive plan. During 2023, selected senior employees were granted Management Equity Plan (“MEP”) stock options to acquire non-voting shares at a management equity vehicle affiliated with the Company at no cost to the employee. Upon completion of the Company’s IPO, the Company introduced the 2025 Equity and Incentive Plan which granted replacement awards in substitution for the MEP legacy share options. As a result, the Company granted 1,306,139 ordinary shares as replacement awards. To satisfy tax withholding and remittance obligations, 301,106 ordinary shares were withheld, resulting in a net issuance of 1,005,033 shares to employees.
At the Effective Time, each outstanding and unexercised stock option award (a “Company Option Award”) that has an exercise price per Company Share less than the Merger Consideration will be canceled and converted into a contingent right to receive an amount in cash, without interest, equal to the product of (a) the amount by which the Merger Consideration exceeds the applicable per share exercise price of the Company Option Award and (b) the number of Company Shares subject to the Company Option Award (a “Restricted Option Award”), and each Company Option Award with an exercise price per Company Share equal to or greater than the Merger Consideration will be canceled for no consideration. Additionally, at the Effective Time, each outstanding restricted share unit award (a “Company RSU Award”) will be canceled and converted into a contingent right to receive an amount in cash, without interest, equal to the product of (x) the Merger Consideration and (y) the number of Company Shares subject to the Company RSU Award (together with the Restricted Option Awards, a “Restricted Cash Award”). Each Restricted Cash Award will continue to be subject to the same terms and conditions as the corresponding Company Option Award or Company RSU Award except that, (i) the vested portion of each Restricted Option Award will be paid within 15 days after the applicable vesting date, and (ii) if an individual’s employment or service is terminated by the Company or its affiliates without “cause” on or following the Effective Time, all Restricted Cash Awards then-held by such individual will vest in full and be paid within 60 days following the date of such individual’s termination of employment, subject to execution and non-revocation of a standard release of claims.
Refer to Note 17, “Share-Based Payments and Long-Term Incentive Plan”, for further details.
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
On September 20, 2016, the Company issued 10,000,000 shares of 5.625% Perpetual Non-Cumulative Preference Shares (the “AHL PRD Shares”). The AHL PRD Shares have a liquidation preference of $25 per share. Net proceeds were $241.3 million, consisting of $250.0 million of total liquidation preference less $8.7 million of issuance expenses. The AHL PRD Shares are listed on the NYSE under the symbol “AHL PRD.”
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
AHL PRC Shares Redemption. On November 29, 2024, the Company issued a notice of redemption in connection with all of its issued and outstanding AHL PRC Shares. The redemption took place on January 1, 2025, was paid on January 2, 2025, and was conducted pursuant to the terms of the certificate of designation, dated May 2, 2013, governing the AHL PRC Shares. Each holder of an AHL PRC Share received $25 per preference share, representing an aggregate amount of $275.0 million. Since the redemption date is also a dividend payment date, the redemption price does not include any declared and unpaid dividends.

13.    Earnings Per Ordinary Share
Basic earnings per ordinary share are calculated by dividing net income available to holders of Aspen Insurance Holdings Limited’s ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per ordinary share are calculated based on the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period of calculation using the treasury stock method. The following table presents the computation of basic and diluted earnings per ordinary share for the twelve months ended December 31, 2025, 2024 and 2023.

	Twelve Months Ended December 31,
	2025	2024	2023

	($ in millions, except share and per share amounts)
Numerator:
Net income	$340.2	$486.1	$534.7
Less: Preference share dividends	(45.5)	(54.9)	(49.9)
Less: Preference share redemption costs	(4.4)	—	—
Net income available to Aspen Insurance Holdings Limited’s ordinary shareholders	$290.3	$431.2	$484.8

Denominator:
Basic weighted average ordinary shares outstanding (1)	91,375,776	90,833,333	90,833,333
Weighted average effect of dilutive restricted share units	158,644	—	—
Diluted weighted average ordinary shares outstanding (1)	91,534,420	90,833,333	90,833,333

Basic earnings per ordinary share (1)	$3.18	$4.75	$5.34
Diluted earnings per ordinary share (1)	$3.17	$4.75	$5.34

Anti-dilutive shares excluded from the dilutive computation (2)	616,762	—	—
 ______________
(1)    Basic and diluted weighted average ordinary shares outstanding, and basic and diluted earnings per ordinary share have been retroactively adjusted to reflect the impact of the Ordinary Share Exchange, for all periods presented. Refer to Note 12, “Capital Structure” for further details.
(2)    The Company’s share options have been excluded from the calculation of diluted earnings per ordinary share for the twelve months ended December 31, 2025, because the effect of including those shares in the calculation would have been anti-dilutive. For further information on the Company’s share options, refer to Note 17, “Share-Based Payments and Long-Term Incentive Plan”.
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

The company law of England and Wales prohibits Aspen UK, AMAL or AUL from declaring a dividend to its shareholders unless it has “profits available for distribution”. The determination of whether a company has profits available for distribution is based on its accumulated realized profits and other distributable reserves less its accumulated realized losses. While the U.K. insurance regulatory laws impose no statutory restrictions on a general insurer’s ability to declare a dividend, the rules of the Prudential Regulation Authority (the “PRA”) require each insurance company within its jurisdiction to maintain its solvency margin at all times. Accordingly, Aspen UK, AMAL and AUL may not pay a dividend if the payment of such dividend would result in their SCR coverage ratio falling below certain levels. In addition, any future changes regarding regulatory requirements, including those described above, may restrict the ability of Aspen UK, AMAL and AUL to pay dividends in the future. As at December 31, 2025, Aspen UK had an accumulated balance of retained losses of approximately $727 million and AUL had an accumulated balance of retained losses of approximately $17 million. Aspen UK held a capital contribution reserve of $879.9 million as at December 31, 2025 which, under certain circumstances, could be distributable.
Aspen Bermuda must comply with the provisions of the Companies Act and the Insurance Act regulating the payment of dividends and distributions. Aspen Bermuda may not in any financial year pay dividends which would exceed 25% of its total statutory capital and surplus, as shown on its statutory balance sheet in relation to the previous financial year, unless it files with the BMA a solvency affidavit at least seven days in advance of payment. As at December 31, 2025, 25% of Aspen Bermuda’s statutory capital and surplus amounted to $312.9 million. Aspen Bermuda must also obtain the prior approval of the BMA before reducing its total statutory capital as set out in its previous year’s financial statements by 25% or more.
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
Actual and required statutory capital and surplus for the principal Operating Subsidiaries of the Company, excluding its Lloyd’s syndicate, as at December 31, 2025 and December 31, 2024 were estimated as follows:

	As at December 31, 2025
	U.S.	Bermuda	U.K.

	($ in millions)
Required statutory capital and surplus	$579.3	$595.3	$270.4
Actual statutory capital and surplus	$1,202.3	$1,550.0	$611.7

	As at December 31, 2024
	U.S.	Bermuda	U.K.

	($ in millions)
Required statutory capital and surplus	$565.7	$579.3	$277.3
Actual statutory capital and surplus	$1,164.9	$1,761.3	$651.0
As the sole corporate member of our Lloyd’s Syndicate, AUL was required to hold capital at Lloyd’s of $1,194.7 million as at December 31, 2025, adjusting funding to meet this level on an annual basis in the following Q2 and not holding less than 90% of this amount at any time. As at December 31, 2025, AUL had capital at Lloyd’s of $1,125.9 million of which $450.4 million was provided as Funds at Lloyd’s by Aspen Bermuda.
The Bermuda Monetary Authority is the group supervisor of the Company. The laws and regulations of Bermuda require that the Company maintain a minimum amount of group statutory capital and surplus based on the enhanced capital requirement using the group standardized risk-based capital model of the Bermuda Monetary Authority. The Company is also subject to an early-warning level based on 120.0% of the enhanced capital requirement which may trigger additional reporting requirements or other enhanced oversight. The statutory capital requirements of the Company’s Operating Subsidiaries are set out above. To the extent that these requirements are met, the Company do not anticipate any dividend restrictions arising as a result of the Company’s enhanced capital requirement.

Table of Contents of Contents
15.    Dividends
In the twelve months ended December 31, 2025, the Company’s Board of Directors paid the following preference share dividends:

Calendar Quarter	Preference Share Dividends			Quarterly Total	Declared	Paid
	5.625% PS (1)	5.625% DS (2)	7.000% DS (3)
Q1 2025	$3,516,000	$3,515,600	$5,512,500	$12,544,100	02/28/25	04/01/25
Q2 2025	$3,516,000	$3,515,600	$3,937,500	$10,969,100	06/02/25	07/01/25
Q3 2025	$3,516,000	$3,515,600	$3,937,500	$10,969,100	09/02/25	10/01/25
Q4 2025	$3,516,000	$3,515,600	$3,937,500	$10,969,100	12/01/25	12/31/25
Total Paid	$14,064,000	$14,062,400	$17,325,000	$45,451,400
Per Share	$1.41	$1,406.24	$1,925.00
____________
(1)    5.625% Preference Shares (AHL PRD) — Perpetual Non-Cumulative Preference Shares.
(2)    5.625% Preference Shares (AHL PRE) are represented by depositary shares, each representing a 1/1000th interest in a share of the 5.625% Preference Shares. The dividend paid per depositary share is likewise 1/1000th of the declared dividend, equivalent to $0.3516 per depositary share.
(3)    7.000% Preference Shares (AHL PRF) are represented by depositary shares, each representing a 1/1000th interest in a share of the 7.000% Preference Shares. The dividend paid per depositary share is likewise 1/1000th of the declared dividend, equivalent to $0.4375 per depositary share.
16.    Retirement Plans
The Company operates defined contribution retirement plans for the majority of its employees at varying rates of their salaries. Total contributions by the Company to the retirement plans were $17.0 million for the twelve months ended December 31, 2025 (2024 — $16.9 million, 2023 — $14.5 million).
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
The Company’s total long-term incentive plan expense for the twelve months ended December 31, 2025 was $6.9 million (December 31, 2024 — $14.6 million), which consists of a charge of $2.6 million (December 31, 2024 — $9.8 million) in relation to Performance Units and $4.3 million (December 31, 2024 — $4.8 million) in relation to Retention Units. The income tax effect of this is not considered to be material. As at December 31, 2025, the Company had recorded a payable of $17.9 million (December 31, 2024 — $20.0 million) related to the long-term incentive plan, which is included within accrued expenses and other payables in the consolidated balance sheet.
Upon the completion of the IPO, the Company introduced the 2025 Equity and Incentive Plan (the “Plan”) which provides for the grant of incentive share options, non-qualified share options, share appreciation rights, restricted share awards, restricted share units, other share awards, and performance awards to certain eligible employees, directors and other service providers. The Plan also provides for the grant of ordinary shares as replacement awards in substitution for the MEP legacy share options granted to selected senior employees of the Company. The Company is initially authorized to issue up to 3,633,333 ordinary shares, excluding the replacement awards, under the terms of the Plan. The Company has issued ordinary shares, options and other equity incentives under four arrangements: the replacement awards, the all employee awards, the restricted share unit awards, and the incentive share options. The Company classifies these awards as equity instruments, and has elected to estimate expected forfeitures over the requisite service period.
Replacement Awards
During 2023, selected senior employees were granted MEP stock options to acquire non-voting shares at a management equity vehicle affiliated with the Company at no cost to the employee. The introduction of the 2025 Equity and Incentive Plan granted replacement awards in substitution for the MEP legacy share options. As a result, the Company granted 1,306,139 ordinary shares as replacement awards. To satisfy tax withholding and remittance obligations, 301,106 ordinary shares were withheld, resulting in a net issuance of 1,005,033 shares to employees. For the twelve months ended December 31, the Company recognized a compensation cost of $39.2 million in relation to these replacement awards.

Table of Contents of Contents
All Employee Awards
In May 2025, 158,997 restricted share units (“RSUs”) were granted to certain eligible employees and other service providers of the Company. These RSUs were granted with a requisite service period of one year, with the awards cliff vesting at the end of the service period. The fair value of these awards was calculated based on the Company’s share price at the grant date of the awards, and is amortized as an expense over the requisite service period. The grant date fair value of these awards was $30 per unit.
Restricted Share Unit Awards
In May 2025, 623,953 RSUs were granted to selected senior employees of the Company. These RSUs were granted with a requisite service period of three years, with the awards vesting in 1/3 annual installments on each anniversary of the grant date. The fair value of these awards was calculated based on the Company’s share price at the grant date of the awards, and is amortized as an expense in accordance with the three year graded vesting schedule. The grant date fair value of these awards was $30 per unit.
Incentive Share Options
In May 2025, 626,727 share options were granted to selected senior employees with an exercise price equivalent to the Company’s share price at the grant date of the awards. These share options were granted with a requisite service period of three years, with the awards cliff vesting at the end of the service period. Once vested, the options are exercisable for a period of ten years from the date of grant. The fair value of the share options at the grant date was determined using the Black-Scholes option pricing model. The following table shows the fair value of the share options, and the significant inputs used in the Black-Scholes option pricing model:

Fair value per share option	$12.0
Risk-free interest rate (1)	4.05%
Dividend yield	—%
Expected term (2)	6.5 years
Expected term price volatility (3)	30%
 ______________
(1) The risk-free interest rate was estimated based on the yield on a U.S. treasury zero-coupon bond issued with a remaining term equal to the expected term of the share options.
(2) The contractual term is 10 years from the date of grant.
(3) As the Company does not have sufficient trading history, the expected share price volatility was estimated based on the historical volatilities of a selected peer group of comparable companies over a period commensurate with the expected term of the options.

The total stock compensation expense recognized in the Company’s consolidated statements of operations for the twelve months ended December 31, 2025 was $61.5 million. As at December 31, 2025, there was $19.1 million of total unrecognized compensation cost related to non-vested awards, which will be recognized on a weighted average basis during the next 2.2 years.
At the effective time of the Merger, each outstanding and unexercised stock option award (a “Company Option Award”) that had an exercise price per Company Share less than the Merger Consideration was canceled and converted into a contingent right to receive an amount in cash, without interest, equal to the product of (a) the amount by which the Merger Consideration exceeded the applicable per share exercise price of the Company Option Award and (b) the number of Company Shares subject to the Company Option Award (a “Restricted Option Award”), and each Company Option Award with an exercise price per Company Share equal to or greater than the Merger Consideration was canceled for no consideration. Additionally, at the Effective Time, each outstanding restricted share unit award (a “Company RSU Award”) was canceled and converted into a contingent right to receive an amount in cash, without interest, equal to the product of (x) the Merger Consideration and (y) the number of Company Shares subject to the Company RSU Award (together with the Restricted Option Awards, a “Restricted Cash Award”). Each Restricted Cash Award continued to be subject to the same terms and conditions as the corresponding Company Option Award or Company RSU Award except that, (i) the vested portion of each Restricted Option Award will be paid within 15 days after the applicable vesting date, and (ii) if an individual’s employment or service is terminated by the Company or its affiliates without “cause” on or following the Effective Time, all Restricted Cash Awards then-held by such individual will vest in full and be paid within 60 days following the date of such individual’s termination of employment, subject to execution and non-revocation of a standard release of claims.

Table of Contents of Contents
As a result of these modifications, these awards will be accounted for as liability‑classified share‑based compensation awards under ASC 718. The compensation cost for these awards continues to be recognized over the requisite service period; however, subsequent to the modification date, the awards will be remeasured at fair value at each reporting date until settlement, with changes in fair value recognized as a compensation expense in the consolidated statements of income. The modifications did not result in any changes to compensation cost for the twelve months ended December 31, 2025, as the modification occurred after the reporting period.
18.     Intangible Assets and Goodwill
Aspen’s intangible assets relate to trademarks and licenses to trade in the U.S. and U.K. For the twelve months ended December 31, 2025 and December 31, 2024, the Company had intangible assets and goodwill totaling $19.9 million and $19.9 million, respectively.
The “Aspen” trademark, valued at $1.1 million, $16.7 million of insurance licenses and $2.1 million of goodwill are considered to have an indefinite life and are tested annually for impairment or when events or changes in circumstances indicate that these assets might be impaired.
For the year ended December 31, 2025, the Company performed its annual qualitative assessment and determined that it was more likely than not that the remaining intangible assets and goodwill are not impaired.
19.    Operating Leases
As at December 31, 2025, the Company has recognized right-of-use operating lease assets of $43.4 million, net of impairment, and operating lease liabilities of $64.7 million. Right-of-use operating lease assets comprise primarily of leased office real estate globally and other assets. For all office real estate leases, rent incentives, including reduced-rent and rent-free periods and contractually agreed rent increases during the lease term, have been included when determining the present value of future cash flows.
As part of the Company’s operating effectiveness and efficiency program, the Company has consolidated its office space. Where negotiations are either in advanced stages of discussion and it is probable that the sub-lease transactions will be completed, or the Company has agreed terms to sub-lease our office space, the Company has assessed the right-of-use lease assets for impairment. During the twelve months ended December 31, 2025, no impairment has been recognized on the right-of-use lease asset (2024 — $Nil).
The Company has no lease transactions between related parties.
Operating lease charge. The following table summarizes the operating lease charge for the twelve months ended December 31, 2025, 2024 and 2023:

	For the Twelve Months Ended
	December 31, 2025	December 31, 2024	December 31, 2023

	($ in millions)
Amortization charge on right-of-use operating leased assets	$10.1	$9.9	$10.7
Interest on operating lease liabilities	3.6	4.1	4.5
Operating lease charge	$13.7	$14.0	$15.2

Table of Contents of Contents
Lease Liabilities. The following table summarizes the maturity of lease liabilities under non-cancellable leases as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024

	($ in millions)
Operating leases — maturities
2025	$—	$15.4
2026	15.0	14.6
2027	13.5	13.2
2028	13.3	13.0
2029	11.0	10.9
2030	9.3	9.3
Later years	12.2	12.2
Total minimum lease payments	$74.3	$88.6
Less imputed interest	(9.6)	(13.0)
Total lease liabilities	$64.7	$75.6
Other lease information. The following table summarizes the cash flows on operating leases for the twelve months ended December 31, 2025, 2024 and 2023 and other supplemental information:

	For the Twelve Months Ended
	December 31, 2025	December 31, 2024	December 31, 2023

	($ in millions)
Cash paid for amounts included in the measurement of lease liabilities
- Operating cash outflow from operating leases	$(15.7)	$(15.9)	$(15.5)

Right-of-use assets obtained in exchange for lease obligations
- Operating leases	$—	$2.1	$0.2

Reduction to Right-of-use assets resulting from reductions to lease obligations
- Operating leases	$—	$0.3	$0.1

Weighted Averages
- Operating leases, remaining lease terms (years)	5.6	6.4	7.3
- Operating leases, average discount rate	5.1%	5.1%	5.0%
20.    Related Party Transactions
Following the closing of the IPO, the Apollo Shareholders retained a majority of the Company’s outstanding shares. As such, for the year ended December 31, 2025, Apollo and the Apollo Shareholders continued to be considered related parties under U.S. GAAP due to their ongoing ability to exercise significant influence over the Company’s operations and governance.
Apollo’s indirect subsidiary, Apollo Asset Management Europe PC LLP (“AAME PC”), serves as the investment manager for the Company and certain of the Company’s subsidiaries, and Apollo’s indirect subsidiary, Apollo Management Holdings, L.P. (“AMH”), provides the Company with management consulting services and advisory services. With effect from January 1, 2025, the rights and obligations of AAME PC were novated to an affiliate of AAME PC, Apollo Asset Management Europe LLP (“AAME”).
Additionally, until closing of the Merger, certain employees of Apollo and its affiliates served on the Board.

A description of relationships and transactions that have existed or that the Company and certain of the Company’s subsidiaries has entered into with Apollo and its affiliates are described below.
Investment Management Relationships
Alongisde other investment managers that may be appointed from time to time by the Company, AAME provides centralized asset management investment advisory and risk services for the portfolio of the Company’s investments and investments of such subsidiaries pursuant to the investment management agreements (“IMAs”) that have been entered into with AAME.
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
During the year ended December 31, 2025, the Company recognized IMA fees of $6.4 million (2024 — $9.2 million; 2023 — $9.4 million), of which $2.0 million (2024 — $4.0 million) remains payable to AAME at year end.
The IMAs remained in place following the effective time of the Merger. The Company and its subsidiaries and affiliates, as applicable, may consider and amend the terms of the IMAs from time to time. As from May 9, 2025, fees related to sub-advisory services were no longer payable under the IMAs.
Management Consulting Agreement
As previously disclosed, the Company entered into a Management Consulting Agreement, dated March 28, 2019 (the “Management Consulting Agreement”), with AMH. Pursuant to the Management Consulting Agreement, AMH provided the Company management consulting and advisory services related to the business and affairs of the Company and its subsidiaries. The Company pays AMH in consideration for its services under the Management Consulting Agreement, an annual management consulting fee equal to the greater of (i) 1% of the consolidated net income of the Company and its subsidiaries for the applicable fiscal year, or (ii) $5 million.
During the year ended December 31, 2025, the Company recognized Management Consulting fees of $1.8 million (2024 — $5.0 million; 2023 — $5.0 million), of which $Nil remains payable to AMH at year end (2024 — $1.3 million).
With effect from the closing of the IPO on May 9, 2025, the Management Consulting Agreement was terminated. As a result, no management consulting fees will accrue to AMH under the Management Consulting Agreement for periods subsequent to the closing of the IPO. All outstanding payable balances were settled during July 2025.
Related Party Investments
During the year, the Company bought or held the following securities or investments in Apollo:
As at December 31, 2025, the Company’s investment in other investments managed by Apollo had a fair value of $81.4 million (2024 — $78.6 million). During the twelve months ended December 31, 2025, the Company incurred income of $2.1 million (2024 — income of $0.4 million; 2023 — losses of $0.4 million) which is included in net investment income on the consolidated statement of operations and other comprehensive income. These investments are included in other investments on the consolidated balance sheet.
As at December 31, 2025, the Company’s investment in notes issued by special purpose vehicles established and managed by Apollo had a fair value of $Nil as these notes were sold during the last quarter of 2025 (2024 — $66.6 million). During the twelve months ended December 31, 2025, the Company recognized income of $3.4 million (2024 — income of $5.5 million; 2023 — income of $5.5 million) which is included in the consolidated statement of operations and other comprehensive income. These investments were included in privately-held investments on the consolidated balance sheet.
As at December 31, 2025, the Company’s investments in Collateralized Loan Obligations issued by special purpose vehicles established and managed by Apollo had a fair value of $88.8 million (2024 — $88.9 million). During the twelve months ended December 31, 2025, the Company recognized income on these investments of $8.3 million (2024 — income of $11.3 million; 2023 — $17.4 million) which is included in the consolidated statement of operations and other comprehensive income. Of these investments, $69.0 million are included in fixed income securities, trading, and $19.8 million are included in fixed income securities, available for sale on the consolidated balance sheet.

As at December 31, 2025, the Company’s investments in Middle Market Loans originated and managed by Apollo had a fair value of $4.8 million (2024 — $7.0 million). During the twelve months ended December 31, 2025, the Company recognized losses of $1.9 million (2024 — income of $0.5 million; 2023 — income of $5.8 million) which is included in the consolidated statement of operations and other comprehensive income. The Middle Market Loans are included in privately-held investments on the consolidated balance sheet.
Insurance Transactions
During the year ended December 31, 2025, the Company and its subsidiaries provided insurance and reinsurance coverage to Apollo or certain of its affiliates. Balances relating to these contracts are reflected in the consolidated statement of operations for the twelve months ended December 31, 2025, and the consolidated balance sheet as at December 31, 2025, as follows:

Twelve Months Ended December 31, 2025

($ in millions)
Consolidated Statement of Operations items:
Net earned premium	$5.9
Losses and loss adjustment expenses	$3.7

As at December 31, 2025
($ in millions)
Consolidated Balance Sheet items:
Underwriting premiums receivables	1.6
Reserve for losses and loss adjustment expenses	3.7
Unearned premiums	1.2
Other Payables to Related Parties
As at December 31, 2025, the Company had a payable balance of $Nil (2024 — $1.2 million), due to Highlands Bermuda Holdco, Ltd.
21.    Commitments and Contingencies
(a)Restricted assets
The Company’s subsidiaries are obliged by the terms of its contractual obligations to U.S. policyholders and by obligations to certain regulatory authorities to facilitate issue of letters of credit or maintain certain balances in trust funds for the benefit of policyholders.

The following table details the forms and values of the Company’s material restricted assets as at December 31, 2025 and 2024:

	As at December 31, 2025	As at December 31, 2024

	($ in millions, except for percentages)
Regulatory trusts and deposits:
Affiliated transactions	$227.3	$433.4
Third party	2,470.3	2,713.5
Letters of credit / guarantees (1)	101.8	153.2
Total restricted assets (excluding illiquid assets)	$2,799.4	$3,300.1
Other investments — illiquid assets	279.6	267.2
Total restricted assets and illiquid assets	$3,079.0	$3,567.3

Total as percentage of cash and invested assets (2)	37.1%	46.4%
_____________
(1)    As at December 31, 2025, the Company had pledged funds of $101.8 million (December 31, 2024 — $153.2 million) as collateral for the secured letters of credit.
(2)    Investable assets comprise total investments, cash and cash equivalents, accrued interest, receivables for securities sold and payables for securities purchased.
Investment Funds. We invest in investment funds which, as is typical for this type of investment, have lock-up periods. A lock-up period is the initial amount of time an investor is contractually required to remain invested before having the ability to redeem. As at December 31, 2025, the lock-up periods across these funds range from one quarter to several years. Thereafter these funds could also be redeemed on a pro-rata basis depending on the liquidity position of the fund. There are no assurances as to when the Company may be able to withdraw, in whole or in part, its redemption request from the fund.
Letters of Credit. The Company’s current arrangements with bankers for the issue of letters of credit require us to provide collateral in the form of cash and investments for the full amount of all secured and undrawn letters of credit that are outstanding. We monitor the proportion of our otherwise liquid assets that are committed to trust funds or to the collateralization of letters of credit. As at December 31, 2025 and 2024, these funds amounted to approximately 37.1% of the $8.3 billion and approximately 46.4% of the $7.7 billion of investable assets held by the Company, respectively. We do not consider that this unduly restricts our liquidity at this time. For more information on our credit facilities and long-term debt arrangements, refer to Note 24, “Credit Facilities and Long-term Debt” of these consolidated financial statements.
Funds at Lloyd’s. AUL operates at Lloyd’s as the corporate member for Syndicate 4711. AUL also participates in underwriting activities of Carbon Syndicate 4747. Lloyd’s determines required regulatory capital by considering the underwriting activities that AUL participates in. Such capital, called Funds at Lloyd’s, consists of investable assets as at December 31, 2025 in the amount of $461.7 million (2024 — $471.9 million).
The amounts provided as Funds at Lloyd’s will be drawn upon and become a liability of the Company in the event of Syndicate 4711 declaring a loss at a level that cannot be funded from other resources, or if Syndicate 4711 requires funds to cover a short-term liquidity gap. The amount which the Company provides as Funds at Lloyd’s is not available for distribution to the Company for the payment of dividends. Aspen Managing Agency Limited, the managing agent to Syndicate 4711, is also required by Lloyd’s to maintain a minimum level of capital which as at December 31, 2025 was £0.4 million (December 31, 2024 — £0.4 million). This is not available for distribution by the Company for the payment of dividends.
U.S. Mortgage Trusts. Aspen Bermuda, Aspen UK, Aspen Specialty and AAIC maintain trusts for the benefit of their U.S. cedants in accordance with covenants of U.S. mortgage credit risk transfer transactions. As at December 31, 2025, the total balance held in trust was $547.4 million (December 31, 2024 —$439.2 million).
U.S. Reinsurance Trust Fund. For its U.S. reinsurance activities, Aspen UK has established and must retain a multi-beneficiary U.S. trust fund for the benefit of its U.S. cedants so that they may take financial statement credit without the need to post cedant-specific security. The minimum trust fund amount is $20.0 million plus an amount equal to 100% of Aspen UK’s U.S. reinsurance liabilities, which were $497.6 million as at December 31, 2025 and $648.8 million as at December 31, 2024. As at December 31, 2025, the balance (including applicable letter of credit facilities) held in the trust was $718.6 million (2024 — $1,001.5 million).

Aspen Bermuda has also established and must retain a multi-beneficiary U.S. trust fund for the benefit of its U.S. cedants so that they may take financial statement credit without the need to post cedant-specific security. The minimum trust fund amount is $20.0 million plus an amount equal to 100% of Aspen Bermuda’s liabilities to its U.S. cedants which was $151.3 million and $182.3 million as at December 31, 2025 and 2024, respectively. As at December 31, 2025, the balance held in the U.S. trust fund and other Aspen Bermuda trusts was $243.8 million (2024 — $334.0 million).
U.S. Surplus Lines Trust Fund. Aspen UK and Syndicate 4711 have also established a U.S. surplus lines trust fund with a U.S. bank to secure liabilities under U.S. surplus lines policies. The balance held in trust as at December 31, 2025 was $155.2 million (2024 — $150.2 million).
U.S. Regulatory Deposits. As at December 31, 2025, Aspen Specialty had a total of $3.4 million (2024 — $6.9 million) on deposit with two U.S. states in order to satisfy state regulations for writing business in those states. AAIC had a further $7.1 million (2024 — $6.5 million) on deposit with eleven U.S. states.
Canadian Trust Fund. Aspen UK has established a Canadian trust fund with a Canadian bank to secure a Canadian insurance license. As at December 31, 2025, the balance held in trust was CAD$242.3 million ($176.7 million) (2024 — CAD$219.8 million).
Australian Trust Fund. Aspen UK has established an Australian trust fund with an Australian bank to secure policyholder liabilities and as a condition for maintaining an Australian insurance license. As at December 31, 2025, the balance held in trust was AUD$63.7 million ($42.5 million) (2024 — AUD$78.1 million).
Swiss Trust Fund. Aspen UK has established a Swiss trust fund with a Swiss bank to secure policyholder liabilities and as a condition for maintaining a Swiss insurance license. As at December 31, 2025, the balance held in trust was CHF5.1 million ($6.5 million) (2024 — CHF4.8 million).
Singapore Fund. Aspen UK and Aspen Bermuda have established segregated Singaporean bank accounts to secure policyholder liabilities and as a condition for maintaining a Singaporean insurance license and meet local solvency requirements. As at December 31, 2025, the total balance in the accounts was SGD$213.2 million ($165.8 million) (2024 — SGD$201.7 million).
(b)Contingencies
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
Cavello Bay Reinsurance Limited (“Cavello Bay”) commenced proceedings against the Company in the State of Connecticut Superior Court on August 22, 2025. The case was subsequently refiled in the Supreme Court of the State of New York on October 17, 2025.
Cavello Bay claim that the Company has breached the Loss Portfolio Transfer Reinsurance Agreement entered into in January 2022 in the following respects:
(i)     by refusing to comply with the Company’s contractual obligations to identify and pay or credit premiums collected after October 1, 2021 in respect of the reinsured policies (the “Collected Premium Issue”). Cavello Bay suggest that this claim amounts to a sum in excess of $150.0 million plus prejudgment interest;
(ii)    by refusing to comply with the Company’s contractual obligations to pay claims with dates of loss after January 1, 2020 under contracts that straddle the period before and after that date (the “Straddle Account Issue”). Cavello Bay claim that the Company is responsible for more than $50.0 million in paid claims and reserves which are currently allocated to Cavello Bay; and
(iii)    by refusing to apply proper dates of loss to construction defect claims where the loss occurred partially or entirely after December 31, 2019 (the “Construction Defect Issue”). Cavello Bay claim that the Company’s share of Construction Defect claims will exceed $100.0 million.

The Company has appointed the law firms Troutman Pepper Locke and DWF to represent it. In line with these firms’ recommendations, the Company is:
(a)    fully defending each of Cavello Bay’s claims, and
(b)    bringing certain counterclaims.
As at December 31, 2025, other than the matters noted above, based on available information, it is not possible to reasonably estimate the likelihood or the full financial impact of the asserted claims or extent of the set-off or other changes to the Company’s potential exposure.
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
Reinsurance recoverables
At December 31, 2025, the total amount recoverable by the Company from reinsurers was $4,281.9 million (December 31, 2024 — $4,172.0 million). Of the Company’s reinsurance recoverable balance at December 31, 2025, 61.9% is collateralized by our reinsurers, 37.3% is recoverable from reinsurers rated A- or higher by major rating agencies and 0.8% is recoverable from reinsurers rated lower than A- by major rating agencies (December 31, 2024 — 55.9%, 44.0% and 0.1%, respectively). As at December 31, 2025, the Company’s largest uncollateralized exposures to individual reinsurers represent 17.2% (December 31, 2024 —15.4%), 15.1% (December 31, 2024 — 11.5%), and 7.6% (December 31, 2024 — 8.8%) of the uncollateralized reinsurance recoverables.
Under the current expected credit loss model (“CECL”), the Company recognized a provision against reinsurance recoverables of $16.2 million as at December 31, 2025 (December 31, 2024 — $27.5 million). For the twelve months ended December 31, 2025, there was a $11.3 million decrease in the CECL allowance on reinsurance recoverables.
Underwriting premium receivables
The total underwriting premium receivable by the Company as at December 31, 2025 was $1,700.8 million (2024 — $1,617.0 million). As at December 31, 2025, $257.7 million of the total underwriting premium receivable balance has been due for settlement for more than one year. The Company assesses the recoverability of premium receivables through a review of policies and the concentration of receivables by broker. The Company has recognized an allowance for credit losses of $22.9 million as at December 31, 2025 (December 31, 2024 — $24.6 million) on underwriting premium receivables.
Investments and cash and cash equivalents
The Company’s investment policies include specific provisions that limit the allowable holdings of a single issue and issuer. As at December 31, 2025, there were no investments in any single issuer, other than the U.S. government and the Canadian government in excess of 2% of the aggregate investment portfolio.

23.    Reclassifications from Accumulated Other Comprehensive Income
The following table sets out the components of the Company’s Accumulated Other Comprehensive Income (“AOCI”) that are reclassified into the consolidated statement of operations for the twelve months ended December 31, 2025, 2024 and 2023:

	Amount Reclassified from AOCI
Details about the AOCI Components	Twelve Months Ended December 31, 2025	Twelve Months Ended December 31, 2024	Twelve Months Ended December 31, 2023	Affected Line Item in the Consolidated Statement of Operations

	($ in millions)
Available for sale:
Realized (gains) on sale of securities	$(25.8)	$(3.2)	$(2.2)	Realized and unrealized investment gains
Realized losses on sale of securities	68.8	62.6	42.4	Realized and unrealized investment losses
	43.0	59.4	40.2	Income from operations before income tax
Tax on net realized losses on sale of securities	(8.7)	(11.5)	(6.6)	Income tax (expense)/benefit
	$34.3	$47.9	$33.6	Net income
Realized derivatives:
Net realized (gains)/losses on settled derivatives	$(0.7)	$0.9	$(8.1)	General, administrative and corporate expenses
Tax on settled derivatives	0.2	(0.2)	—	Income tax (expense)/benefit
	$(0.5)	$0.7	$(8.1)	Net income
Total reclassifications from AOCI to the statement of operations, net of income tax	$33.8	$48.6	$25.5	Net income
24.    Credit Facilities and Long-term Debt
In the normal course of its operations, the Company enters into agreements with financial institutions to obtain financing through secured and unsecured credit facilities. As at December 31, 2025, the Company had utilized or drawn on approximately $1.4 billion of capital under these facilities, with additional unutilized capacity available, notably approximately $798 million from the Credit Agreement (defined below) and our FHLBB (defined below) line of credit, with the significant facilities as follows:
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
As at December 31, 2025, there were no borrowings outstanding under the Credit Agreement. The fees and interest rates on the loans and the fees on the letters of credit payable by the Borrowers under the Credit Agreement are based upon the credit ratings for the Company’s long-term unsecured senior, non-credit enhanced debt rating of the Company, as determined by S&P and Moody’s. In addition, the fees for a letter of credit vary based upon whether the applicable Borrower has provided collateral (in the form of cash or qualifying debt securities) to secure its reimbursement obligations with respect to such letter of credit.

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
In connection with the Merger, the Company obtained waivers and consents, to the extent required, from its banking partners, to ensure the continuity of its various financing and capital arrangements through the effective time of the Merger in the ordinary course. The Company maintains strong relationships with its banking partners.
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
This further amended the letter of credit facility agreement, dated November 1, 2021, entered into between AUL, Aspen Holdings (acting as guarantor of AUL) and various lenders, for the account of AUL, pursuant to which a lender provided a maximum aggregate amount of $235.0 million, to support AUL’s Funds at Lloyd’s requirements in connection with the 2021 year of account at Lloyd’s, as amended on May 6, 2022, October 27, 2022, October 24, 2023 and April 29, 2024 in connection with the 2021, 2022 and 2023 underwriting years of account at Lloyd’s, as applicable.
(iii)    On October 31, 2024, AUL and Aspen Holdings (acting as guarantor of AUL) amended a Funds at Lloyd’s Facility Agreement dated November 25, 2020, as amended on December 2, 2021, December 1, 2022, and as further amended on November 30, 2023, for the account of AUL. This facility provides that a maximum aggregate amount of up to £60.0 million of acceptable securities may be deposited with, and for the benefit of, Lloyd’s on behalf of AUL to support AUL’s Funds at Lloyd’s requirements in connection with the 2025 year of account at Lloyd’s.
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
(v)    On April 1, 2021, the Company’s subsidiaries, AAIC and Aspen Specialty, each established a secured line of credit at Federal Home Loan Bank of Boston (“FHLBB”). Advances may be used to support general corporate purposes. The maximum amount available under these facilities will vary based on the borrower’s net admitted assets or reserve assets (total invested assets) and the lender’s underwriting criteria. Aspen Specialty’s maximum borrowing capacity available from FHLBB upon initial application is 15% of net admitted assets or approximately $269 million, and is subject to North Dakota approval. Under Texas state insurance law, without the prior consent of the Texas Department of Insurance, the amount of assets AAIC may pledge to secure debt obligations is limited to 10% of its reserve assets, resulting in a maximum borrowing capacity for AAIC under its FHLBB facility of approximately $230 million. Neither AAIC nor Aspen Specialty expects to draw on these facilities in the near future.

(vi)    On November 5, 2024, Aspen Holdings effected an amendment to a letter of credit facility dated November 5, 2021, as amended on January 18, 2023 to extend the term for another 3 years. The letter of credit issued under this facility is the for the benefit of Aspen Bermuda, as beneficiary, and has been applied towards the eligible capital of Aspen Bermuda, and classified as ancillary Tier 3 capital of such entity, in accordance with applicable Bermuda laws and regulations. The total commitment under the facility is $100.0 million. A letter of credit in the full amount of the available commitment has been issued to Aspen Holdings under this facility.
(vii)    On December 29, 2021, Aspen Holdings entered into a committed letter of credit facility agreement, as amended on January 11, 2023. The letter of credit issued under this facility is for the benefit of Aspen Bermuda, as beneficiary, and has been applied towards the eligible capital of Aspen Bermuda, and classified as ancillary Tier 3 capital of such entity, in accordance with applicable Bermuda laws and regulations. The total commitment under the facility is $75.0 million. A letter of credit in the full amount of the available commitment has been issued to Aspen Holdings under this facility. In October 2024, the term of the letter of credit was extended for another 3 years, to expire on December 29, 2027.
(viii)    On November 15, and 20, 2023, Aspen Bermuda and Aspen UK each signed a Global Master Repurchase Agreement with two selected banks to enable bilateral repurchase agreement to be entered, with cash and US Government Bonds as eligible collateral for the margin transfer. Advances may be used to support general corporate purposes. As of December 31, 2025, no active repurchase agreement has been entered with either of the banks.
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
At December 31, 2025, no conditions of default existed under these facilities.
On June 13, 2025, the Company closed its offering of $300.0 million 5.750% Senior Notes due 2030 (the “Notes”). The net proceeds from this offering, net of debt issuance costs, were $296.8 million and the proceeds were used to repay the Company’s 2026 Term Loan. Subject to applicable law, the Notes will be our senior unsecured obligations of Aspen Holdings and will rank senior in right of payment to any future indebtedness we incur that is expressly subordinated in right of payment to the notes; equal in right of payment with all of our other existing or future secured indebtedness from time to time outstanding; and effectively subordinated to our existing and future secured indebtedness. The Company has recorded the long-term debt at amortized cost in the consolidated balance sheet. Interest incurred on the long-term debt is included within interest expense in the consolidated statement of operations. The interest expense for the twelve months ended December 31, 2025 was $17.4 million (2024 — $20.5 million; 2023 — $15.6 million).
The following table summarizes our contractual obligations under long-term debt as at December 31, 2025.

	Payments Due By Period
Contractual Basis	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

	($ in millions)
Long-term debt obligations	$—	$—	$300.0	$—	$300.0
25.    Allowance for Credit Losses
The following tables summarize the Company’s allowance for credit losses for the twelve months ended December 31, 2025 and December 31, 2024 in available for sale investments, reinsurance recoverables and receivables:

Available for Sale Investments	December 31,
	2025	2024

	($ in millions)
Balance at the beginning of the year	$1.0	$2.9
Additions to the allowance for credit losses on securities for which credit losses were not previously recognized	0.1	0.3
Decreases to the allowance for credit losses on securities that had an allowance in the prior year	(0.4)	(0.9)
Reductions to the allowance for securities sold	(0.4)	(1.3)
Balance at the end of the year	$0.3	$1.0

	December 31, 2025		December 31, 2024
	Reinsurance Recoverables	Receivables	Reinsurance Recoverables	Receivables

	($ in millions)		($ in millions)
Balance at the beginning of the year	$27.5	$24.6	$3.7	$21.0
Movement in the year	(11.3)	(1.7)	23.8	3.6
Balance at the end of the year	$16.2	$22.9	$27.5	$24.6
26.    Subsequent Events
On February 24, 2026, the Company was acquired by a wholly owned indirect subsidiary of Sompo, a leading global provider of commercial and consumer property and casualty (re)insurance. As a result of the Merger, 100% of the Company’s Ordinary Shares are indirectly owned by Sompo. Following the Effective Time, the Company’s Ordinary Shares were delisted from The New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended. For more information regarding the Merger, refer to Note 1 in these consolidated financial statements, “History, Organization and Business Combination.”
Upon the completion of the Merger, the Company incurred and paid advisory fees of $34.6 million related to the transaction.
On March 4, 2026, the Company’s Board of Directors declared a dividend of $300.0 million on the Company’s Ordinary Shares, payable as soon as reasonably practicable thereafter.
On March 4, 2026, the Company’s Board of Directors declared dividends of $11.0 million on the Company’s Preference Shares, as follows:

	Dividend	Payable on:	Record Date:
5.625% Preference Shares (AHL PRD)	$0.3516	April 1, 2026	March 15, 2026
5.625% Preference Shares, represented by depositary shares (AHL PRE)(1)	$351.56	April 1, 2026	March 15, 2026
7.000% Preference Shares, represented by depositary shares (AHL PRF) (2)	$437.50	April 1, 2026	March 15, 2026
 ______________
(1)    The 5.625% Preference Shares are represented by depositary shares, each representing a 1/1000th interest in a share of the 5.625% Preference Shares. The dividend paid per depositary share is likewise 1/1000th of the declared dividend, equivalent to $0.3516 per depositary share.
(2)    The 7.000% Preference Shares are represented by depositary shares, each representing a 1/1000th interest in a share of the 7.000% Preference Shares. The dividend paid per depositary share is likewise 1/1000th of the declared dividend, equivalent to $0.4375 per depositary share.

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE I - CONSOLIDATED SUMMARY OF INVESTMENTS
OTHER THAN INVESTMENTS IN RELATED PARTIES
For the Twelve Months Ended December 31, 2025
($ in millions)

Type of investment	Amortized Cost or Cost	Fair Value	Amount at which shown in the Balance Sheet
Fixed income securities
U.S. government	$1,465.6	$1,485.9	$1,485.9
U.S. agency	2.0	2.0	2.0
Municipal	95.6	97.0	97.0
Corporate	2,136.6	2,138.8	2,138.8
High Yield Loans	99.6	100.0	100.0
Non-U.S. government-backed corporate	66.0	66.3	66.3
Non-U.S. government	438.2	439.2	439.2
Asset-backed (1)	873.0	872.9	961.7
Agency commercial mortgage-backed	9.8	9.5	9.5
Agency residential mortgage-backed	774.1	753.2	753.2
Total fixed income securities	$5,960.5	$5,964.8	$6,053.6
Short term investments	$45.4	$45.4	$45.4
Privately held investments (2)	$170.7	$167.5	$172.3
Equity investments		$8.1	8.1
Investments, equity method		$9.6	$9.6
Other investments at fair value (3)		$198.2	$279.6
Total investments		$6,393.6	$6,568.6
_________________
(1)     Fixed income securities, asset-backed excludes related party investments totaling fair value of $88.8 million.
(2)    Privately-held investments excludes related party investments totaling $4.8 million.
(3)    Other investments excludes related party investments of $81.4 million in Funds managed by Apollo.

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
BALANCE SHEETS
As at December 31, 2025 and 2024

	As at December 31, 2025	As at December 31, 2024

	($ in millions)
ASSETS
Fixed income securities (trading)	$48.4	$44.3
Cash and cash equivalents	325.7	43.5
Investments in subsidiaries (1)	3,505.0	3,361.3
Intercompany funds due from affiliates	7.4	20.6
Right-of-use operating lease assets	0.4	1.0
Other receivables	—	275.0
Other assets	77.6	44.7
Total assets	$3,964.5	$3,790.4
LIABILITIES
Accrued expenses and other payables	$37.2	$20.7
Intercompany funds due to affiliates	5.0	96.9
Long-term debt	296.8	300.0
Operating lease liabilities	0.4	0.9
Total liabilities	$339.4	$418.5

SHAREHOLDERS’ EQUITY
Ordinary shares	$0.1	$0.6
Preference shares	700.1	970.5
Additional paid in capital	803.4	761.2
Retained earnings	2,319.8	2,029.7
Accumulated other comprehensive income, net of taxes:
Unrealized (loss) on investments	(61.3)	(198.2)
(Loss) on derivatives	(0.2)	(5.3)
Cumulative (losses) on foreign currency translation adjustments	(136.8)	(186.6)
Total accumulated other comprehensive (loss)	(198.3)	(390.1)
Total shareholders’ equity	3,625.1	3,371.9
Total liabilities and shareholders’ equity	$3,964.5	$3,790.4
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

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE II  - CONDENSED FINANCIAL INFORMATION OF REGISTRANT (CONTINUED)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
For the Twelve Months Ended December 31, 2025, 2024 and 2023

	Twelve Months Ended December 31, 2025	Twelve Months Ended December 31, 2024	Twelve Months Ended December 31, 2023

	($ in millions)
Operating Activities:
Equity in net earnings of subsidiaries and other investments, equity method	$(47.9)	$108.9	$304.7
Dividend income	421.2	511.4	364.4
Net realized and unrealized investment gains	1.9	0.5	1.1
Other income	10.6	4.3	3.2
Total revenues	$385.8	$625.1	$673.4
Expenses:
General, administrative and corporate expenses	$(46.0)	$(109.5)	$(121.3)
Interest expense	(18.6)	(21.1)	(15.6)
Other expense	(3.0)	(3.9)	(1.8)
Income from operations before income taxes	318.2	490.6	534.7
Income tax expense	22.0	(4.5)	—
Net income	$340.2	$486.1	$534.7

Other comprehensive income, net of taxes:
Change in unrealized gains on investments	$136.9	$29.4	$105.6
Net change from current period hedged transactions	5.1	(5.1)	(14.0)
Change in foreign currency translation adjustment	49.8	(14.1)	14.4
Other comprehensive income, net of tax	191.8	10.2	106.0
Comprehensive Income	$532.0	$496.3	$640.7

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE II  - CONDENSED FINANCIAL INFORMATION OF REGISTRANT (CONTINUED)
STATEMENTS OF CASH FLOWS
For the Twelve Months Ended December 31, 2025, 2024 and 2023

	Twelve Months Ended December 31, 2025	Twelve Months Ended December 31, 2024	Twelve Months Ended December 31, 2023

	($ in millions)
Cash flows from operating activities:
Net income (excluding equity in net earnings of subsidiaries)	$388.1	$377.2	$230.0
Adjustments:
Realized and unrealized investment (gains)	(1.9)	(0.4)	(14.8)
Loss on derivative contracts	—	—	14.0
Deferred tax (benefit)	(4.2)	—	—
Depreciation and amortization	6.3	0.7	0.5
Interest on operating lease liabilities	—	0.1	0.1
Share-based compensation	41.7	—	—
Change in other receivables	275.0	—	—
Change in other assets	(28.7)	(39.0)	0.3
Change in accrued expenses and other payables	17.9	(7.1)	5.5
Change in intercompany activities	(78.8)	(64.1)	(38.4)
Change in operating lease liabilities	(0.5)	(0.5)	(0.5)
Net cash provided by operating activities	$614.9	$266.9	$196.7

Cash flows from investing activities:
(Purchases) of fixed income securities, trading	$(16.8)	$(11.3)	$(8.1)
Proceeds from sales and maturities of fixed securities, trading	14.5	10.3	6.4
Investment in subsidiaries	(9.9)	42.0	(105.7)
Net cash (used in)/provided by investing activities	$(12.2)	$41.0	$(107.4)

Cash flows from financing activities:
Repayment of short-term debt	$—	$—	$(300.0)
Proceeds from term loan facility	—	—	300.0
Repayment of term loan facility	(300.0)	—	—
Redemption of preference shares	(275.0)	(275.0)	—
Preference share issuance	300.0	217.0	—
Dividends paid on ordinary shares	—	(195.0)	(40.3)
Dividends paid on preference shares	(45.5)	(54.9)	(49.9)
Net cash (used in) financing activities	$(320.5)	$(307.9)	$(90.2)

Increase in cash and cash equivalents	282.2	—	(0.9)
Cash and cash equivalents — beginning of period	43.5	43.5	44.4
Cash and cash equivalents — end of period	$325.7	$43.5	$43.5

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE III - SUPPLEMENTARY INSURANCE INFORMATION
For the Twelve Months Ended December 31, 2025, 2024 and 2023
Supplementary Information
($ in millions)

Year Ended December 31, 2025	Deferred Policy Acquisition Costs	Net Reserves for Losses and LAE	Net Reserves for Unearned Premiums	Net Earned Premiums	Net Investment Income	Losses and LAE Expenses	Policy Acquisition Expenses	Net Written Premiums	General and Administrative Expenses
Insurance	$183.0	$2,509.0	$805.2	$1,623.8		$(864.4)	$(243.4)	$1,604.9	$(303.3)
Reinsurance	174.2	1,934.1	952.0	1,208.1		(682.3)	(179.0)	1,231.1	(188.7)
Total	$357.2	$4,443.1	$1,757.2	$2,831.9	$326.3	$(1,546.7)	$(422.4)	$2,836.0	$(492.0)

Year Ended December 31, 2024	Deferred Policy Acquisition Costs	Net Reserves for Losses and LAE	Net Reserves for Unearned Premiums	Net Earned Premiums	Net Investment Income	Losses and LAE Expenses	Policy Acquisition Expenses	Net Written Premiums	General and Administrative Expenses
Insurance	$73.9	$2,259.1	$1,164.1	$1,584.0		$(976.5)	$(193.2)	$1,666.9	$(264.2)
Reinsurance	248.2	1,691.5	580.0	1,305.7		(741.3)	(227.0)	1,275.7	(141.7)
Total	$322.1	$3,950.6	$1,744.1	$2,889.7	$318.0	$(1,717.8)	$(420.2)	$2,942.6	$(405.9)

Year Ended December 31, 2023	Deferred Policy Acquisition Costs	Net Reserves for Losses and LAE	Net Reserves for Unearned Premiums	Net Earned Premiums	Net Investment Income	Losses and LAE Expenses	Policy Acquisition Expenses	Net Written Premiums	General and Administrative Expenses
Insurance	$94.7	$1,859.7	$1,048.3	$1,460.0		$(941.9)	$(171.6)	$1,483.9	$(233.9)
Reinsurance	201.5	1,373.1	644.5	1,154.5		(611.1)	(208.6)	1,098.0	(120.6)
Total	$296.2	$3,232.8	$1,692.8	$2,614.5	$275.7	$(1,553.0)	$(380.2)	$2,581.9	$(354.5)

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE IV - REINSURANCE
For the Twelve Months Ended December 31, 2025, 2024 and 2023
Premiums Written

	Direct	Assumed	Ceded	Net Amount

	($ in millions)
2025	$2,768.1	$1,905.1	$(1,837.2)	$2,836.0
2024	$2,723.5	$1,885.8	$(1,666.7)	$2,942.6
2023	$2,446.6	$1,521.0	$(1,385.7)	$2,581.9

Premiums Earned

	Gross Amount	Assumed From Other Companies	Ceded to Other Companies	Net Amount	Percentage of Amount Assumed to Net Amount

	($ in millions, except for percentages)
2025	$2,752.2	$1,850.0	$(1,770.3)	$2,831.9	65.3%
2024	$2,565.7	$1,822.1	$(1,498.1)	$2,889.7	63.1%
2023	$2,444.8	$1,562.0	$(1,392.3)	$2,614.5	59.7%

ASPEN INSURANCE HOLDINGS LIMITED
SCHEDULE V - VALUATION AND QUALIFYING ACCOUNTS
For the Twelve Months Ended December 31, 2025, 2024 and 2023
The following table shows the movement in the Company’s valuation and qualifying accounts during the twelve months ended December 31, 2025, 2024 and 2023:

	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Year

	($ in millions)
2025
Premiums receivable from underwriting activities	$24.6	$(1.7)	$—	$—	$22.9
Reinsurance	$27.5	$(11.3)	$—	$—	$16.2
Deferred tax valuation allowances	$(64.0)	$17.7	$(2.9)	$—	$(49.2)
2024
Premiums receivable from underwriting activities	$21.0	$3.6	$—	$—	$24.6
Reinsurance	$—	$27.5	$—	$—	$27.5
Deferred tax valuation allowances	$(172.7)	$105.5	$3.2	$—	$(64.0)
2023
Premiums receivable from underwriting activities	$25.0	$(4.0)	$—	$—	$21.0
Reinsurance	$—	$—	$—	$—	$—
Deferred tax valuation allowances	$(145.7)	$(21.5)	$(5.5)	$—	$(172.7)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Aspen Insurance Holdings Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Aspen Insurance Holdings Limited (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and other comprehensive income, consolidated statements of changes in shareholders' equity and consolidated statements of cash flows for each of the two years in the period ended December 31, 2025, and the related notes and financial statement schedules I to V (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 30, 2026 expressed an adverse opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
At December 31, 2025, the Company’s reserves for losses and loss adjustment expenses, net of reinsurance, was $4,443.1 million, of which a significant proportion is incurred but not reported reserves (‘IBNR’). As described in Notes 2(b) and 10 of the consolidated financial statements, losses and loss adjustment expenses represents management’s estimate of the ultimate costs of all reported and unreported losses incurred through the balance sheet date. There is significant uncertainty inherent in estimating the IBNR, gross and net of reinsurance. In particular, management’s estimate is sensitive to the actuarial methods selected and the significant assumptions applied, including the impact of catastrophe events and other large losses, reinsurance assumptions incorporated into net loss ratios, expected trends in claims severity and frequency, and expected duration of the respective claim’s development period.
Auditing management’s estimate for IBNR reserve estimates, gross and net of reinsurance, was complex and required the involvement of our actuarial specialists, due to the sensitivity of the estimate to the actuarial methods selected and the judgmental nature of the significant assumptions used in the valuation of the estimate, including the netting of IBNR for reinsurance.
In addition, our audit required increased effort and judgment due to the nature of the underlying claims data used in the estimation process. As described in Management’s Report on Internal Control over Financial Reporting, deficiencies existed in transaction-level controls over the input of financial and non-financial claims data.

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
As a result of the material weakness, we increased the extent of our procedures to test the accuracy of the underlying claims information through financial and non-financial data attribute testing which compared the information to third-party source data.

Valuation of Privately–Held Investments
Description of the Matter
At December 31, 2025, the fair value of the Company’s privately-held investments totaled $172.3 million of which $133.3 million are based on discounted cash flow models as discussed in Note 6 to the consolidated financial statements. The discount rates used by management in the cash flow models are significant unobservable inputs, which create greater subjectivity when determining the fair value of these investments.
Auditing the fair value of the privately-held investments was challenging, due to the judgmental nature of the inputs and assumptions used, including discount rates and timing of cash flows, as these were not directly observable in the market.

How We Addressed the Matter in Our Audit	To test the fair value estimates, among other procedures, we involved our valuation specialists to independently determine a range of fair values for a sample of securities, which we compared to management’s estimates of fair value for the selected securities. In developing our independent estimates, we, together with our valuation specialists, compared management’s assumptions such as discount rates, as well as timing of cashflows, to comparable publicly available market information, comparable instruments and other valuation techniques, if available. We also compared the fair value of the privately-held investments to independent third-party vendor pricing, where available.
/s/ Ernst & Young Ltd.
We have served as the Company's auditor since 2024.
Hamilton, Bermuda
March 30, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Aspen Insurance Holdings Limited
Opinion on Internal Control Over Financial Reporting
We have audited Aspen Insurance Holdings Limited’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Aspen Insurance Holdings Limited (the Company) has not maintained effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management identified a material weakness in the design and operating effectiveness of existing internal controls within its process level controls over its Claims function. The material weakness was a result of deficiencies in the design and operation of transaction-level internal controls over the input of financial and non-financial claims data.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of December 31, 2025 and 2024, the related consolidated statements of operations and other comprehensive income, consolidated statements of changes in shareholders' equity and consolidated statements of cash flows for each of the two years in the period ended December 31, 2025, and the related notes and financial statement schedules I to V. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report dated March 30, 2026, which expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young Ltd.
Hamilton, Bermuda
March 30, 2026

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Aspen Insurance Holdings Limited
Opinion on the Financial Statements
We have audited the consolidated statement of operations and other comprehensive income (loss), changes in shareholders’ equity and cash flows of Aspen Insurance Holdings Limited (the Company) for the year ended December 31, 2023, and the related notes and financial statement schedules I to V (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
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

1.3	Altered Memorandum of Association (incorporated herein by reference to exhibit 3.1 of the Company’s Current Report on Form 6-K filed on February 24, 2026)

1.4	Amended and Restated Bye-laws (incorporated herein by reference to exhibit 3.2 of the Company’s Current Report on Form 6-K filed on February 24, 2026)

2.1	Description of Securities, (incorporated herein by reference to exhibit 2.1 with the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed on April 20, 2023)

3.1
Indenture, dated August 16, 2004, between the Company and Deutsche Bank Trust Company Americas, as trustee (incorporated herein by reference to exhibit 4.3 to the Company’s 2004 Registration Statement on Form F-1 (Registration No. 333-119-314))

3.2
Fifth Supplemental Indenture, dated June 13, 2025, between the Company and Deutsche Bank Trust Company America’s, as trustee (incorporated herein by reference to exhibit 4.2 of the Company’s Current Report on Form 6-K filed on June 13, 2025)

3.3	Sixth Supplemental Indenture, dated February 24, 2026, between the Company and Deutsche Bank Trust Company America’s, as trustee, filed with this report

3.4
Form of Certificate of Designation of the Company’s 5.625% Perpetual Non-Cumulative Preference Shares, dated September 20, 2016 (incorporated herein by reference to exhibit 3.1 to the Company’s Current Report on Form 8-K filed on September 21, 2016)

3.5
Specimen Certificate for the Company’s 5.625% Perpetual Non-Cumulative Preference Shares (incorporated herein by reference to the form of which is in exhibit 4.1 to the Company’s Current Report on Form 8-K filed on September 21, 2016)

3.6
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

3.9	Form of Depositary Receipt (incorporated herein by reference to exhibit 4.4 to the Company’s Current Report on Form 6-K filed on August 13, 2019)

3.10
Certificate of Designation of the Company’s 7.00% Perpetual Non-Cumulative Preference Shares, dated November 26, 2024 (incorporated herein by reference to exhibit 4.1 to the Company’s Current Report on Form 6-K filed on November 26, 2024)

- i -

3.11
Form of Share Certificate for the Company’s 7.00% Perpetual Non-Cumulative Preference Shares (incorporated herein by reference to exhibit 4.2 to the Company’s Current Report on Form 6-K filed on November 26, 2024)

3.12
Deposit Agreement dated as of November 26, 2024 among the Company, Computershare Inc. and Computershare Trust Company, N.A. (incorporated herein by reference to exhibit 4.3 to the Company’s Current Report on Form 6-K filed on November 26, 2024

3.13	Form of Depositary Receipt (incorporated herein by reference to exhibit 4.4 to the Company’s Current Report on Form 6-K filed on November 26, 2024)

4.1
Agreement and Plan of Merger, dated as of August 27, 2018, by and among Aspen Insurance Holdings Limited, Highlands Holdings, Ltd, and Highlands Merger Sub, Ltd (incorporated herein by reference to exhibit 99.1 to the Current Report on Form 6-K filed on February 24, 2026)

4.2
Management Consulting Agreement, dated March 28, 2019, between Aspen Insurance Holdings Limited and Apollo Management Holdings, L.P. (incorporated herein by reference to exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 29, 2019)

4.3
Third Amended and Restated Credit Agreement, dated as of December 1, 2021, among the Company, various subsidiaries therefor, various lenders and Barclays Bank plc, as administrative agent (incorporated herein by reference to exhibit 99.1 of the Company’s Current Report on Form 6-K, filed on December 2, 2021)

4.4
First Amendment to Third Amended and Restated Credit Agreement, dated as of January 6, 2023, among the Company, various subsidiaries therefor, various lenders and Barclays Bank, plc, as administrative agent (incorporated herein by reference to exhibit 4.7 with the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed on April 1, 2024)

4.5
Second Amendment to Third Amended and Restated Credit Agreement, dated as of June 29, 2023, among the Company, various subsidiaries therefor, various lenders and Barclays Bank plc, as administrative agent (incorporated herein by reference to exhibit 4.8 with the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed on April 1, 2024)

4.6
Amended and Restated Outsourcing Agreement, dated March 31, 2023, between Aspen Insurance UK Services Limited, Aspen Insurance U.S. Services, Inc., Aspen Bermuda Limited and Genpact (UK) Limited (incorporated herein by reference to exhibit 4.9 with the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed on April 1, 2024)

4.7
First Amendment to the Outsourcing Agreement, dated December 20, 2023, between Aspen Insurance UK Services Limited, Aspen Insurance U.S. Services Inc., Aspen Bermuda Limited and Genpact (UK) Limited (incorporated herein by reference to exhibit 4.10 with the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed on April 1, 2024)

4.8
Outsourcing Agreement, dated as of November 5, 2024, between Aspen Insurance UK Services Limited, Aspen Insurance U.S. Services Inc., Aspen Bermuda Limited and Cognizant Worldwide Limited, (incorporated herein by reference to exhibit 4.9 with the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed on March 19, 2025)

4.9
Amended and Restated Reinsurance Agreement, dated January 10, 2022, among the Company, various subsidiaries therefor, and Cavello Bay Reinsurance Limited+, (incorporated herein by reference to exhibit 4.23 with the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed on April 20, 2023)

4.10
Master Services Agreement: ITO Services, dated May 27, 2022, between Aspen Insurance UK Services Limited and Mindtree Limited, (incorporated herein by reference to exhibit 4.24 with the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed on April 20, 2023)

4.11
Prospectus Supplement to Prospectus dated June 26, 2023 (Registration No. 333-27650, filed pursuant to Rule 424(b)(5) on June 11, 2025 (incorporated herein by reference to 4245B, filed on June 11, 2025)

4.12
Investment Management Agreement, dated as of April 16, 2019, by and between Aspen American Insurance Company and Apollo Asset Management Europe PC LLP (incorporated herein by reference to exhibit 4.14 with the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed on March 19, 2025)

4.13
Deed of Novation, dated as of January 24, 2025, by and among Aspen American Insurance Company, Apollo Asset Management Europe PC LLP and Apollo Asset Management Europe LLP (incorporated herein by reference to exhibit 4.15 with the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed on March 19, 2025)

8.1	Subsidiaries of the Company, filed with this report

11.1	Aspen Insurance Holding Limited’s Policy on Insider Trading and Misuse of Inside Information, filed with this report
- ii -

12.1	Officer Certification of James A. Shea, Chief Executive Officer of Aspen Insurance Holdings Limited, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed with this report

12.2	Officer Certification of Mark Pickering, Chief Financial Officer of Aspen Insurance Holdings Limited, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed with this report

13.1
Officer Certification of James A. Shea, Chief Executive Officer of Aspen Insurance Holdings Limited, and Mark Pickering, Chief Financial Officer of Aspen Insurance Holdings Limited, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed with this report

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

101	The following financial information from Aspen Insurance Holdings Limited’s annual report on Form 20-F for the year ended December 31, 2025 formatted in XBRL includes: (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations and Comprehensive Income; (iii) Consolidated Statements of Shareholders’ Equity; (iv) Consolidated Statements of Cash Flows; and (v) Notes to the Audited Consolidated Financial Statements, tagged as blocks of text and in detail**

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
Date: March 30, 2026

iv